8/30

07027117

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hong Kong Health Check and Laboratory Holdings Company Limited

*CURRENT ADDRESS Shop 2B & 2C, Level 1
Hilton Plaza Commercial Centre, 3-9 Shatin Centre Street
Shatin, New Territories
Hong Kong

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 19 2007
THOMSON FINANCIAL

FILE NO. 82- 03906 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☒

DEF 14A (PROXY) ☐

OICF/BY: Mtc

DAT : 10/5/07

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hong Kong Health Check and Laboratory Holdings Company Limited (香港體檢及醫學診斷控股有限公司*), you should at once hand this circular and the enclosed form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED

(香港體檢及醫學診斷控股有限公司*)

(being in process of registration of change of corporate name from "Town Health Medical Technology Holdings Company Limited" to "Hong Kong Health Check and Laboratory Holdings Company Limited" with the Registrar of Companies in Hong Kong)

(incorporated in Bermuda with limited liability)

(Stock Code: 397)

VERY SUBSTANTIAL ACQUISITION –

ACQUISITION OF MEDICAL RELATED BUSINESS

A notice convening a special general meeting of Hong Kong Health Check and Laboratory Holdings Company Limited to be held at Shop No. 3, Level 3, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong at 9:00 a.m. on Thursday, 30 November 2006 is set out on pages 151 to 152 of this circular. A form of proxy for use at the special general meeting is also enclosed. Such form of proxy is also published on the website of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk).

Whether or not you are able to attend the meeting, please complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the Company's branch share registrar in Hong Kong, Tengis Limited, at 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting if you so wish.

* *for identification purposes only*

15 November 2006

CONTENTS

In this circular, the following expressions have the meanings set out below unless the context requires otherwise:

"Acquisition"	the acquisition by the Group of 100% equity interest in Polyray and Polylight pursuant to the Polyray Sale Agreement and the Polylight Sale Agreement
"Announcement"	the announcement of the Company dated 24 October 2006 in relation to, among other things, the Acquisition
"associate"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"BUPA Health Care Hong Kong"	BUPA Health Care Hong Kong Limited, a company incorporated in the British Virgin Islands and the owner of 50% of the issued share capital of Polyray, being one of the vendors of the Polyray Sale Agreement
"Company"	Hong Kong Health Check and Laboratory Holdings Company Limited, a company incorporated in Bermuda with limited liability and the issued Shares of which are listed on the Stock Exchange
"Completion"	completion of the Polyray Sale Agreement and the Polylight Sale Agreement in accordance with the terms and conditions thereof, which shall take place contemporaneously
"connected person"	has the meaning ascribed thereto in the Listing Rules
"Directors"	directors of the Company, including independent non-executive directors of the Company
"Double Court"	Double Court Company Limited, a company incorporated in Hong Kong with limited liability and the owner of 50% of the issued share capital of Polyray, being one of the vendors of the Polyray Sale Agreement
"Dynamic Mate"	Dynamic Mate Limited, a company incorporated in Hong Kong with limited liability, is a wholly-owned subsidiary of Double Court and is the owner of 50% of the issued share capital of Polylight, being the vendor of the Polylight Sale Agreement

"Enlarged Group"	the Group as enlarged by Polyray and Polylight immediately after Completion
"GAAP"	generally accepted accounting principles
"Group"	the Company together with its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Latest Practicable Date"	13 November 2006, being the latest practicable date for ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Polylight"	Polylight Technology Limited, a company incorporated in Hong Kong and the issued share capital of which is owned as to 50% by Dynamic Mate and as to 50% by Polyray
"Polylight Sale Agreement"	the conditional sale and purchase agreement dated 17 October 2006, entered into between the Company as purchaser and Dynamic Mate as vendor regarding the acquisition of the remaining 50% equity interest in Polylight
"Polyray"	Polyray Technology Limited, a company incorporated in Hong Kong and the issued share capital of which is owned as to 50% by BUPA Health Care Hong Kong and as to 50% by Double Court
"Polyray Sale Agreement"	the conditional sale and purchase agreement dated 17 October 2006, entered into among the Company as purchaser, and BUPA Health Care Hong Kong and Double Court as vendors regarding the acquisition of the entire issued share capital of Polyray
"PRC"	the People's Republic of China, which for the purpose of this circular, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"SGM"	the special general meeting of the Company to be held for the purpose of approving the resolutions contained in the notice of the SGM which are set out on pages 151 to 152 of this circular
"Share(s)"	share(s) of a par value of HK$0.01 in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"sq.ft."	square feet
"%"	per cent.

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED

(香港體檢及醫學診斷控股有限公司*)

(being in process of registration of change of corporate name from "Town Health Medical Technology Holdings Company Limited" to "Hong Kong Health Check and Laboratory Holdings Company Limited" with the Registrar of Companies in Hong Kong)

(incorporated in Bermuda with limited liability)

(Stock Code: 397)

Executive Directors:
Mr. Chi Chi Hung, Kenneth *(Chairman)*
Dr. Fung Yiu Tong, Bennet *(Vice Chairman)*
Mr. Cho Kwai Yee, Kevin
Miss Choi Ka Yee, Crystal
Mr. Siu Kam Chau

Independent non-executive Directors:
Mr. Chan Chi Yuen
Mr. Lo Chun Nga
Mr. Chik Chi Man

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal Place of Business in Hong Kong:
Shop 2B & 2C, Level 1
Hilton Plaza Commercial Centre
3-9 Shatin Centre Street
Shatin, New Territories
Hong Kong

15 November 2006

To the Shareholders

Dear Sir or Madam,

VERY SUBSTANTIAL ACQUISITION – ACQUISITION OF MEDICAL RELATED BUSINESS

INTRODUCTION

The Board announced that on 17 October 2006, the Company entered into the (i) Polyray Sale Agreement and (ii) Polylight Sale Agreement. Pursuant to the Polyray Sale Agreement, the Company conditionally agreed to acquire the entire issued share capital of Polyray from (a) BUPA Health Care Hong Kong which holds 50% equity interest in Polyray; and (b) Double Court which holds 50% equity interest in Polyray, at a total cash consideration of HK$27,000,000. Pursuant to the Polylight Sale Agreement, the Company conditionally agreed to acquire 50% of the issued share capital of Polylight from Dynamic Mate, at a cash

* *for identification purposes only*

consideration of HK$7,250,000. The remaining 50% equity interest in Polylight is held by Polyray. Upon Completion, the Group will acquire the entire issued share capital of Polyray and Polylight.

The Acquisition constitutes a very substantial acquisition on the part of the Company under Chapter 14 of the Listing Rules which requires the approval by the Shareholders at the SGM under Rule 14.49 of the Listing Rules. The purpose of this circular is to provide the Shareholders with, among other things, (i) information regarding the details of the Acquisition; (ii) the financial information of the Group; (iii) the accountants' reports of Polyray and Polylight; (iv) the pro forma financial information of the Enlarged Group; and (v) a notice of the SGM.

PRINCIPAL TERMS OF THE POLYRAY SALE AGREEMENT AND THE POLYLIGHT SALE AGREEMENT

(i) Polyray Sale Agreement

Date: 17 October 2006

Parties:

Purchaser: the Company

Vendors:

(i) BUPA Health Care Hong Kong, which is a company incorporated in the British Virgin Islands and the owner of 50% of the issued share capital of Polyray; and

(ii) Double Court, which is a company incorporated in Hong Kong and the owner of 50% of the issued share capital of Polyray.

To the best knowledge, information and belief of the Directors after having made all reasonable inquiries, BUPA Health Care Hong Kong and Double Court and their respective ultimate beneficial owners are independent third parties and not a connected person of the Company.

Assets to be acquired

All the 17,000 ordinary shares of HK$1.00 each in the capital of Polyray, which represent the entire issued share capital of Polyray. Polyray is the owner of 50% of the issued share capital of Polylight.

Consideration

The total consideration is HK$27,000,000 which shall be satisfied as to HK$13,500,000 payable to BUPA Health Care Hong Kong and as to HK$13,500,000 payable to Double Court in the following manner:

(i) as to HK$1,350,000 by cash to each of BUPA Health Care Hong Kong and Double Court at the time of execution of the Polyray Sale Agreement;

(ii) as to HK$2,700,000 by cash to each of BUPA Health Care Hong Kong and Double Court on or before the date falling three weeks after the date of execution of the Polyray Sale Agreement; and

(iii) as to HK$9,450,000 by cash to each of BUPA Health Care Hong Kong and Double Court at Completion.

The consideration of HK$27,000,000 was determined after arm's length negotiation between the Company, BUPA Health Care Hong Kong and Double Court and with reference to, amongst other things, the revenue base and the existing client base of Polyray. The Company intends to finance the consideration with internal financial resources and/or external bank financings.

Warranty as to net asset value

Pursuant to the Polyray Sale Agreement, BUPA Health Care Hong Kong and Double Court warrant to the Company that:

(i) the total shareholders equity of Polyray (being the total of share capital and share premium less accumulated losses) (the "Polyray Total Shareholders Equity") as at the date on which the last of the conditions has been fulfilled (the "Polyray Relevant Date") will not be less than HK$10,500,000; and

(ii) the total shareholders equity of Polylight (being the total of share capital and share premium less accumulated losses) (the "Polylight Total Shareholders Equity") as at the date on which the last of the conditions has been fulfilled (the "Polylight Relevant Date") will not be less than HK$3,200,000.

In the event that the actual audited Polyray Total Shareholders Equity as at the Polyray Relevant Date (the "Polyray Actual Total Shareholders Equity") is less than HK$10,500,000, BUPA Health Care Hong Kong and Double Court shall, within 20 business days after the receipt of the certificate issued by the Company's auditors certifying the Polyray Actual Total Shareholders Equity, pay to the Company a sum equivalent to such shortfall.

In the event that the actual audited Polylight Total Shareholders Equity as at the Polylight Relevant Date (the "Polylight Actual Total Shareholders Equity") is less than HK$3,200,000, BUPA Health Care Hong Kong and Double Court shall, within 20 business days after the receipt of the confirmation from the Company's auditors certifying the Polylight Actual Total Shareholders Equity, pay to the Company a sum equivalent to 50% of such shortfall.

Conditions precedent

Completion of the Polyray Sale Agreement is conditional upon:

(i) the passing of the resolution approving the Polyray Sale Agreement and the transactions contemplated thereunder at the SGM; and

(ii) the passing of the resolution approving the Polylight Sale Agreement and the transactions contemplated thereunder at the SGM.

If any of the conditions above are not fulfilled on or before the date falling ninety days after the date of the Polyray Sale Agreement (i.e. 15 January 2007) (or such other later date as may be agreed between the parties to the Polyray Sale Agreement), any party may terminate the Polyray Sale Agreement and all obligations of the parties under the Polyray Sale Agreement shall end and each of BUPA Health Care Hong Kong and Double Court shall be entitled to retain HK$500,000 by way of liquidated damages in full and final satisfaction of all and any claims against the Company under the Polyray Sale Agreement and each of BUPA Health Care Hong Kong and Double Court shall forthwith return to the Company the balance of any sum received from the Company.

Completion

Completion shall take place on the seventh business day after the above conditions precedent shall have been satisfied.

(ii) Polylight Sale Agreement

Date:	17 October 2006
Parties:	
Purchaser	the Company
Vendor	Dynamic Mate, which is a wholly-owned subsidiary of Double Court and a company incorporated in Hong Kong. Dynamic Mate is the owner of 50% of the issued share capital of Polylight

To the best knowledge, information and belief of the Directors after having made all reasonable inquiries, Dynamic Mate and its ultimate beneficial owners are independent third parties and not a connected person of the Company within the meaning of the Listing Rules.

Assets to be acquired

1,600,000 ordinary shares of HK$1.00 each in the capital of Polylight, which represents 50% of the issued share capital of Polylight.

Consideration

The total consideration is HK$7,250,000 which shall be satisfied in the following manner:

(i) as to HK$725,000 by cash at the time of execution of the Polylight Sale Agreement;

(ii) as to HK$1,500,000 by cash on or before the date falling three weeks after the date of execution of the Polylight Sale Agreement; and

(iii) as to HK$5,025,000 by cash at Completion.

The consideration of HK$7,250,000 was determined after arm's length negotiation between the Company and Dynamic Mate and with reference to, amongst other things, the revenue base and the existing client base of Polylight. The Company intends to finance the consideration with internal financial resources and/or external bank financings.

Warranty as to net asset value

Dynamic Mate warrants to the Company that the Polylight Total Shareholders Equity as at the Polylight Relevant Date will not be less than HK$3,200,000.

In the event that the Polylight Actual Total Shareholders Equity is less than HK$3,200,000, Double Court shall, within 20 business days after the receipt of the confirmation from the Company's auditors certifying the Polylight Actual Total Shareholders Equity, pay to the Company a sum equivalent to 50% of such shortfall.

Conditions precedent

Completion of the Polylight Sale Agreement is conditional upon:

(i) the passing of the resolution approving the Polylight Sale Agreement and the transactions contemplated thereunder at the SGM; and

(ii) the passing of the resolution approving the Polyray Sale Agreement and the transactions contemplated thereunder at the SGM.

If any of the conditions above are not fulfilled on or before the date falling ninety days after the date of the Polylight Sale Agreement (i.e. 15 January 2007) (or such other later date as may be agreed between the parties to the Polylight Sale Agreement), any party may terminate the Polylight Sale Agreement and all obligations of the parties under the Polylight Sale Agreement shall end and Dynamic Mate shall be entitled to retain HK$500,000 by way of liquidated damages in full and final satisfaction of all and any claims against the Company under the Polylight Sale Agreement and Dynamic Mate shall forthwith return to the Company the balance of any sum received from the Company.

Completion

Completion shall take place on the seventh business day after the above conditions precedent shall have been satisfied.

INFORMATION ON POLYRAY AND POLYLIGHT

Polyray, a company incorporated in Hong Kong on 4 May 1993 with limited liability, is equally-owned by BUPA Health Care Hong Kong and Double Court, and is the beneficial owner of 50% of the issued share capital of Polylight. Polyray is principally engaged in the provision of medical diagnostic services in Hong Kong. Polyray currently operates three medical diagnostic centres and an in-house laboratory business located in Hong Kong and Kowloon.

As at 31 December 2005, the audited net asset value attributable of Polyray was approximately HK$10,529,000. The profit before tax of Polyray for the years ended 31 December 2004 and 31 December 2005 was approximately HK$1,203,000 and HK$557,000 respectively, and the profit after tax of Polyray for the years ended 31 December 2004 and 31 December 2005 was approximately HK$420,000 and HK$0 respectively.

According to the financial due diligence on Polyray performed by the Company, Polyray has been paying management fees to BUPA Health Care Hong Kong and Double Court based on a management contract with each of them for sharing the profits made by Polyray. Such management contracts will be terminated upon the date on which the last of the conditions under the Polyray Sale Agreement has been fulfilled. Accordingly, the Directors are of the view that with a view to reflecting the profitability of Polyray, it is necessary to reverse such management fees. By reversing the management fees paid by Polyray to BUPA Health Care Hong Kong and Double Court, the profit before tax of Polyray would have been adjusted upward by approximately HK$2,478,000 and approximately HK$3,514,000 for the years ended 31 December 2005 and 31 December 2004 respectively. Details of the financial information of Polyray have been set out in the accountants' report on Polyray and the pro forma financial information of the Enlarged Group in appendix II and appendix IV respectively to this circular.

Polylight, a company incorporated in Hong Kong on 18 March 1998 with limited liability, is equally-owned by Polyray and Dynamic Mate. Dynamic Mate is a wholly-owned subsidiary of Double Court. Polylight is principally engaged in the provision of medical magnetic resonance imaging services in Hong Kong. Polylight currently operates an out patient magnetic resonance imaging clinic located in Kowloon.

As at 31 December 2005, the audited net asset value of Polylight was approximately HK$3,200,000. The audited loss before tax of Polylight for the years ended 31 December 2004 and 31 December 2005 was HK$0 and HK$39,000 respectively, and the profit after tax of Polylight for the year ended 31 December 2004 was approximately HK$74,000 and the loss after tax for the year ended 31 December 2005 was approximately HK$74,000.

According to the financial due diligence on Polylight performed by the Company, Polylight has been paying management fees to Polyray and Dynamic Mate based on a management contract with each of them for sharing the profits made by Polylight. Such management contracts will be terminated upon the date on which the last of the conditions under the Polylight Sale Agreement has been fulfilled. Accordingly, the Directors are of the

view that with a view to reflecting the profitability of Polylight, it is necessary to reverse such management fees. By reversing the management fees paid by Polylight to Polyray and Dynamic Mate, the profit before tax of Polylight would have been adjusted upward by approximately HK$3,872,000 and approximately HK$2,748,000 for the years ended 31 December 2005 and 31 December 2004 respectively. Details of the financial information of Polylight have been set out in the accountants' report on Polylight and the pro forma financial information of the Enlarged Group in appendix III and appendix IV respectively to this circular.

REASONS FOR AND BENEFIT OF THE ACQUISITION

The Group is principally engaged in the manufacturing and sales of garment in the PRC and the Group has diversified into the healthcare business by commencing establishment of a new health centre at Nathan Road, Kowloon with approximately 20,000 sq.ft. for the provision of health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services to the public.

Polyray is principally engaged in the provision of medical diagnostic services specialising in laboratory testing and analysis and Polylight is principally engaged in the provision of medical magnetic resonance imaging services. Through the Acquisition, the Group will be able to expand its network complemented by an extension of the specialist network in Polyray and Polylight.

The new health check centre offers an integrated one-stop day-time body health check centre providing provision of comprehensive quality health check, advanced diagnostic imaging services, day care observations services and medical laboratory related services to clients. By employing the provision of medical diagnostic services and provision of medical magnetic resonance imaging services offered by Polyray and Polylight, the Acquisition will enable the Group to strengthen and broaden the technological support to the first health check centre of the Group. The Acquisition will also better position the Group in the healthcare industry by developing a centre with a laboratory testing support company with a long operating record. With the existing clientele of Polyray and Polylight as well as their existing revenue base, the Directors believe that the Group will be able to maximise its market share in health check related industry by way of the Acquisition. The Directors believe that the terms of the Polyray Sale Agreement and Polylight Sale Agreement are fair and reasonable and in the interests of the Shareholders as a whole.

FINANCIAL AND FUTURE PROSPECTS

The financial position of the Company has been strengthened in all aspects by issuing the convertible notes of the Company to a subsidiary of Town Health International Holdings Company Limited during the year ended 31 March 2006. The Group has commenced to establish a new health centre for the provision of health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services in Hong Kong. It is anticipated that the new centre will be in operation in late 2006. The new centre will be located at basement 2, of Majestic Centre, 348 Nathan Road, Kowloon, Hong Kong and will be equipped with advanced instruments and medical technology equipments to provide integrated health check services to clients.

In view of the increase in public awareness of the importance of health and the average of the people's life expectancy in Hong Kong, the demand for health check services is promised. The Board is optimistic on the Group's future growth prospects in health care business and expects the new centre will be able to generate satisfactory returns to the Group in the long term.

FINANCIAL EFFECT OF THE ACQUISITION

Immediately following Completion, Polyray and Polylight will become wholly owned subsidiaries of the Group and their results will be consolidated into the accounts of the Group.

As set out in the unaudited consolidated balance sheet of the Group contained in Appendix I to this circular, the Group had unaudited total assets of approximately HK$121 million as at 30 September 2006. Based on the total assets of the Group as at 30 September 2006 and assuming completion of the Acquisition, the unaudited pro forma total assets will be approximately HK$124 million as shown in the unaudited pro forma consolidated balance sheet of the Enlarged Group contained in appendix IV to this circular. The loss before taxation will decrease from approximately HK$45 million to approximately HK$38 million as shown in the unaudited pro forma consolidated income statement of the Enlarged Group. Details of the information regarding the effect of the Acquisition on the results, cashflow and assets and liabilities of the Group can be referred to in details in appendix IV in this circular.

SGM

The Acquisition constitutes a very substantial acquisition on the part of the Company under Chapter 14 of the Listing Rules which requires the approval by the Shareholders at the SGM under Rule 14.49 of the Listing Rules. The SGM will be convened and held for the Shareholders to consider and, if thought fit, to approve the Polyray Sale Agreement and the Polylight Sale Agreement and the transactions contemplated thereunder.

There is set out on pages 151 to 152 of this circular a notice convening the SGM to be held at Shop No. 3, Level 3, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong, on Thursday, 30 November 2006 at 9:00 a.m., at which resolution will be proposed to the Shareholders to approve, among other things, the Polyray Sale Agreement and Polylight Sale Agreement.

No Shareholder is required to abstain from voting in relation to the Polyray Sale Agreement and Polylight Sale Agreement.

There was no (i) voting trust or other agreement or arrangement or understanding entered into by or binding upon any Shareholders; or (ii) obligation or entitlement whereby any Shareholders had or might have temporarily or permanently passed control over the exercise of the voting rights in respect of their Shares to a third party, either generally or on a case-by-case basis as at the Latest Practicable Date.

There is no discrepancy between the beneficial shareholding interest of any Shareholders in the Company as disclosed in this circular and the numbers of Shares in respect of which they will control or will be entitled to exercise control over the voting rights at the SGM.

A form of proxy for use at the SGM is enclosed. Whether or not the Shareholders are able to attend the SGM in person, they are requested to complete the accompanying form of proxy

in accordance with the instructions printed thereon and return it to the Company's branch share registrar in Hong Kong, Tengis Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible but in any event not less than 48 hours before the time for holding of the SGM or any adjournment thereof. Return of the form of proxy will not preclude Shareholders from attending and voting in person at the SGM should they so wish.

POLL PROCEDURE

According to bye-law 70 of the Bye-laws, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded by:

(a) the chairman of the meeting; or

(b) at least three Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) any Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(d) any Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and holding Shares in the Company conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

A demand by a person as proxy for a Shareholder or, in case of a Shareholder being a corporation, by its duly authorised representative shall be deemed to be the same as a demand by a Shareholder.

RECOMMENDATION

The Directors believe that the terms of the Polyray Sale Agreement and the Polylight Sale Agreement are fair and reasonable and in the interests of the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the relevant resolution to be proposed at the SGM.

GENERAL INFORMATION

Your attention is drawn to the additional information set out in the appendices to this circular.

Yours faithfully,
By Order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Chi Chi Hung, Kenneth
Chairman

1. SUMMARY OF FINANCIAL RESULTS FOR THE THREE YEARS ENDED 31 MARCH 2006

Set out below is a summary of the audited consolidated income statements and balance sheets of the Group for the three financial years ended 31 March 2006 and the unaudited consolidated income statements of the Group for the six months ended 30 September 2005 and 2006 and the unaudited consolidated balance sheets of the Group for the six months ended 30 September 2006, as extracted from the Company's annual reports for the three years ended 31 March 2006 and the interim report for the six months ended 30 September 2006.

	Unaudited Consolidated Income Statement For the six months ended 30 September		Audited Consolidated Income Statement Year ended 31 March		
	2006	2005	2006	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	566	1,698	1,450	4,150	23,117
Cost of sales	(308)	(1,458)	(1,381)	(5,010)	(20,917)
Gross (loss)/profit	258	240	69	(860)	2,200
Other revenues	654	20	233	619	605
Other net income	–	–	1,236	1,980	8,872
Net unrealised holding losses on other investments	–	(2,140)	–	(10,317)	–
Fair value loss on financial assets at fair value through profit or loss	2,203	–	(1,260)	–	–
Administrative and other operating expenses	(11,514)	(1,915)	(5,638)	(17,081)	(9,954)
Impairment losses	–	–	(36,579)	–	–
Loss on disposal of subsidiaries	–	–	–	(13)	–
Finance costs	(2,412)	(1,651)	(3,407)	(3,087)	(1,601)
(Loss)/profit before taxation	(10,811)	(5,446)	(45,346)	(28,759)	122
Taxation	–	(8)	–	(10)	(26)
(Loss)/profit for the year	(10,811)	(5,454)	(45,346)	(28,769)	96
Attributable to:					
Equity holders of the Company	(10,811)	(5,454)	(45,346)	(28,769)	103
Minority interests	–	–	–	–	(7)
	(10,811)	(5,454)	(45,346)	(28,769)	96
(Loss)/earnings per share on (loss)/profit for the year attributable to the equity holders of the Company					
– Basic	(0.93) cents	(0.62) cents	(4.9) cents	(3.89) cents	0.02 cents
– Diluted	(0.93) cents	(0.60) cents	(4.9) cents	(3.83) cents	N/A

There were no extraordinary or exceptional items during the years ended 31 March 2004, 2005 and 2006 and no dividends were declared or paid during the years ended 31 March 2004, 2005 and 2006.

	Consolidated balance sheet As at 30 September 2006 (Unaudited) HK$	Consolidated balance sheet As at 31 March 2006 (Audited) HK$	2005 (Audited) HK$ (Restated)	2004 (Audited) HK$
Non-current assets				
Property, plant and equipment	1,126	12	10,991	20,021
Current assets				
Inventories	–	–	6	399
Trade and other receivables	66,621	22,765	41,859	50,540
Investments in securities	18,213	16,170	17,430	29,426
Bank balances and cash	34,796	47,202	2,146	15,157
	119,630	86,137	61,441	95,522
Less: Current liabilities				
Trade and other payables	4,630	5,009	4,772	22,987
Short-term borrowings – due within one year	70,014	34,993	46,848	49,150
	74,644	40,002	51,620	72,137
Net current assets	44,986	46,135	9,821	23,385
Total assets less current liabilities	46,112	46,147	20,812	43,406
Less: Non-current liabilities				
Convertible Notes I	46,050	44,274	–	249
Net assets	62	1,873	20,812	43,157
Capital and reserves				
Share capital	11,595	11,595	8,829	73,580
Reserves	(20,533)	(9,722)	11,983	(30,423)
Equity attributable to the equity holders of the Company	(8,938)	1,873	20,812	43,157
Minority interest	9,000	–	–	–
	62	1,873	20,812	43,157

2. THE AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2006

The following information has been extracted from the annual report of the Company for the year ended 31 March 2006.

Consolidated Income Statement
For the year ended 31 March 2006

	Notes	2006 HK$'000	2005 HK$'000
Turnover	7	1,450	4,150
Cost of sales		(1,381)	(5,010)
Gross profit/(loss)		69	(860)
Other operating income	8	1,469	2,599
Fair value loss on financial assets at fair value through profit or loss		(1,260)	–
Net unrealized holding losses on other investments		–	(10,317)
Impairment losses	9	(36,579)	–
Loss on disposal of subsidiaries	11	–	(13)
Administrative expenses		(5,638)	(17,081)
Finance costs	10	(3,407)	(3,087)
Loss before taxation	9	(45,346)	(28,759)
Taxation	15	–	(10)
Loss for the year attributable to the equity holders of the Company	16	(45,346)	(28,769)
Dividends		–	–
Loss per share			
Basic	17	(4.9) cents	(3.9) cents
Diluted	17	(4.9) cents	(3.8) cents

No dividends were declared or paid during the two years ended 31 March 2006.

Consolidated Balance Sheet

As at 31 March 2006

	Notes	2006 HK$'000	2005 HK$'000
Non-current assets			
Property, plant and equipment	18	12	10,991
Current assets			
Inventories		–	6
Trade and other receivables	20	22,765	41,859
Investments in securities	21	16,170	17,430
Bank balances and cash		47,202	2,146
		86,137	61,441
Less: Current liabilities			
Trade and other payables	22	5,009	4,772
Short-term borrowings – due within one year	23	34,993	46,848
		40,002	51,620
Net current assets		46,135	9,821
Total assets less current liabilities		46,147	20,812
Less: Non-current liabilities			
Convertible Notes I	24	44,274	–
Net assets		1,873	20,812
Capital and reserves			
Share capital	25	11,595	8,829
Reserves	27	(9,722)	11,983
Equity attributable to the equity holders of the Company		1,873	20,812

Balance Sheet

As at 31 March 2006

	Notes	2006 HK$'000	2005 HK$'000
Non-current assets			
Interests in subsidiaries	19	–	–
Current assets			
Amounts due from subsidiaries	19	64,156	4,174
Other receivables	20	9	8
Bank balances and cash		9,628	1,561
		73,793	5,743
Less: Current liabilities			
Other payables	22	1,752	1,039
Net current assets		72,041	4,704
Total assets less current liabilities		72,041	4,704
Less: Non-current liabilities			
Convertible Notes I	24	44,274	–
Net assets		27,767	4,704
Capital and reserves			
Share capital	25	11,595	8,829
Reserves	27	16,172	(4,125)
Equity attributable to the equity holders of the Company		27,767	4,704

Consolidated Statement of Changes in Equity
For the year ended 31 March 2006

	2006 *HK$'000*	2005 *HK$'000*
Opening balance of equity	20,812	43,157
Exchange difference on translation of foreign operations	2	–
Net income recognized directly in equity	2	–
Loss for the year attributable to the equity holders of the Company	(45,346)	(28,769)
Total recognized expenses for the year	(45,344)	(28,769)
Issue of shares	10,510	6,621
Share issue expenses	(167)	(197)
Equity component of Convertible Notes I	16,062	–
	26,405	6,424
Closing balance of equity	1,873	20,812

Consolidated Cash Flow Statement

For the year ended 31 March 2006

	Notes	2006 HK$'000	2005 HK$'000
Net cash used in operating activities	28	(9,615)	(19,884)
Cash flows from investing activities			
Payments to acquire property, plant and equipment		(12)	(909)
Deposit paid for acquisition of the Equipments		(16,440)	–
Payments to acquire investments in securities		–	(1,176)
Disposal of subsidiaries	11	–	1,145
Proceeds from disposal of property, plant and equipment		–	823
Proceeds from disposal of listed securities		–	1,216
Net cash (used in)/generated from investing activities		(16,452)	1,099
Cash flows from financing activities			
Net proceeds from issue of new shares		10,343	6,424
Net proceeds from issue of the Convertible Notes I		60,000	–
New short-term borrowings raised		19,321	47,320
Repayment of short-term borrowings		(19,231)	(47,642)
Repayment of hire-purchase contracts		–	(328)
Net cash generated from financing activities		70,433	5,774
Increase/(decrease) in cash and cash equivalents		44,366	(13,011)
Cash and cash equivalents at beginning of the year		2,146	15,157
Effect of foreign exchange rate changes		690	–
Cash and cash equivalents at end of the year		47,202	2,146
Analysis of the balances of cash and cash equivalents			
Bank balances and cash		47,202	2,146

Notes to the Financial Statements

For the year ended 31 March 2006

1. CORPORATE INFORMATION

Town Health Medical Technology Holdings Company Limited (the "Company") was incorporated in Bermuda with limited liability. The shares of the Company were listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on 13 October 1993.

The Company's registered office is situate at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda, and its principal place of business is situate at Shop 2B & 2C, Level 1, Hilton Plaza Commercial Centre, 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong.

Pursuant to the special resolution passed by the Company's shareholders at the special general meeting of the Company held on 13 February 2006, the name of the Company was changed from "Starbow Holdings Limited" to "Town Health Medical Technology Holdings Company Limited" with effect from 27 February 2006.

The financial statements are presented in Hong Kong dollars, which is also the functional currency of the Company.

The Company is an investment holding company. The Group is principally engaged in the manufacturing and sales of garment in the People's Republic of China (the "PRC"). Details of the Company's subsidiaries are set out in Note 19.

2. CAPITAL RAISING ACTIVITIES

During the year ended 31 March 2006, the Company undertook the following capital raising activities:

(a) CN Subscription Agreement

On 9 December 2005, the Company entered into a conditional convertible notes subscription agreement (the "CN Subscription Agreement") with Top Act Group Limited, a company incorporated in the British Virgin Islands with limited liability and an indirect wholly-owned subsidiary of Town Health International Holdings Company Limited. Pursuant to the CN Subscription Agreement, Top Act Group Limited agreed to subscribe for the convertible notes ("Convertible Notes I") of an aggregate principal amount of HK$60,000,000 (the "CN Subscription"). At the initial conversion price of HK$0.041 per share (subject to adjustments), upon exercise in full of the conversion rights attached to the Convertible Notes I issued under the CN Subscription Agreement, an aggregate of 1,463,414,634 conversion shares would fall to be issued by the Company. The net proceeds from the issuance of convertible notes would be used for the establishment of a new centre for the provision of health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services in Hong Kong and general working capital for the Group.

Details of the CN Subscription were set out in the Company's circular dated 20 January 2006 and the resolutions in respect of the CN Subscription were duly passed by the Company's shareholders at the special general meeting of the Company held on 13 February 2006. Completion of the CN Subscription Agreement took place on 23 February 2006 and the Convertible Notes I were issued on 23 February 2006.

(b) Share Subscription Agreement

On 9 December 2005, the Company entered into a share subscription agreement (the "Share Subscription Agreement") with Central View International Limited, a company incorporated in the British Virgin Islands with limited liability and which is wholly-owned by Miss Choi Ka Yee, Crystal. Pursuant to the Share Subscription Agreement, Central View International Limited agreed to subscribe for and the Company agreed to allot and issue 100,000,000 new shares for cash consideration at a subscription price of HK$0.038 each (the "Share Subscription"). The aggregate gross and net proceeds from the Share Subscription of approximately HK$3.8 million would be used as general working capital for the Group.

Details of the Share Subscription were set out in the Company's circular dated 20 January 2006 and the resolutions in respect of the Share Subscription were duly passed by the Company's shareholders at the special general meeting of the Company held on 13 February 2006. Completion of the Share Subscription Agreement took place on 23 February 2006 and the 100,000,000 new shares were issued on 23 February 2006. The new shares issued rank pari passu in all respects with all other shares then in issue.

(c) Share Placing Agreement

On 9 December 2005, the Company entered into a share placing agreement (the "Share Placing Agreement") with a placing agent. Pursuant to the Share Placing Agreement, the Company agreed to place, through the placing agent on a best effort basis, 176,580,000 new shares (the "Placing Shares") at a price of HK$0.038 each to not fewer than six independent investors. The net proceeds from the Placing Shares would be used as general working capital for the Group.

Details of the Share Placing were set out in the Company's circular dated 20 January 2006. The Placing Shares were issued on 26 January 2006 pursuant to the general mandate granted to the Company's directors at the annual general meeting of the Company held on 23 August 2005. The new shares issued rank pari passu in all respects with all other shares then in issue.

(d) CN Placing Agreement

On 9 December 2005, the Company entered into a conditional convertible notes placing agreement (the "CN Placing Agreement") with a placing agent. Pursuant to the CN Placing Agreement, the placing agent agreed to place, on a best effort basis, up to an aggregate principal amount of HK$60,000,000 convertible notes ("Convertible Notes II") to not fewer than six independent investors (the "CN Placing").

Details of the CN Placing were set out in the Company's circular dated 20 January 2006 and the resolutions in respect of the CN Placing were duly passed by the Company's shareholders at the special general meeting of the Company held on 13 February 2006. The CN Placing has not yet been completed as at 31 March 2006 and up to the date of approval of these financial statements.

3. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/CHANGES IN ACCOUNTING POLICIES

In the current year, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants that are effective for accounting periods beginning on or after 1 January 2005. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current or prior accounting years are prepared and presented:

Financial instruments

In the current year, the Group has applied HKAS 32 "Financial instruments: Disclosure and Presentation" and HKAS 39 "Financial instruments: Recognition and Measurement". HKAS 32 requires retrospective application. HKAS 39, which is effective for annual periods beginning on or after 1 January 2005, generally does not permit the recognition, derecognition or measurement of financial assets and liabilities on a retrospective basis. The principal effects resulting from the implementation of HKAS 32 and HKAS 39 are summarized below:

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to the classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

Debt and equity securities previously accounted for under the benchmark treatment of Statement of Standard Accounting Practice ("SSAP") 24

By 31 March 2005, the Group classified and measured its debt and equity securities in accordance with the benchmark treatment of Statement of Standard Accounting Practice 24 (SSAP 24). Under SSAP 24, investments in debt or equity securities are classified as "investment securities", "other investments" or "held-to-maturity investments" as appropriate. "Investment securities" are carried at cost less impairment losses (if any) while "other investments" are measured at fair value, with unrealized gains or losses included in profit or loss. "Held-to-maturity investments" are carried at amortized cost less impairment losses (if any). From 1 April 2005 onwards, the Group has classified and measured its debt and equity securities in accordance with HKAS 39.

Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognized in profit or loss and equity respectively. Available-for-sale equity investments that do not have quoted market prices in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost less impairment after initial recognition. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortized cost using the effective interest method after initial recognition.

All investments in securities of the Group as at 31 March 2005 amounting to HK$17,430,000 have been reclassified to "financial assets at fair value through profit or loss" in accordance with HKAS 39 on 1 April 2005. The adoption of this new standard has had no material effect on how the results for the prior accounting years are prepared and presented. Accordingly, no adjustment has been required on 1 April 2005.

Financial assets and financial liabilities other than debt and equity securities

From 1 April 2005 onwards, the Group has classified and measured its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "other financial liabilities". Financial liabilities at fair value through profit or loss are measured at fair value, with changes in fair value being recognized in profit or loss directly. Other financial liabilities are carried at amortized cost using the effective interest method after initial recognition. This change has had no material effect on the results for the current and prior accounting periods.

Share-based payments

In the current year, the Group has applied HKFRS 2 "Share-based Payment" which requires an expense to be recognized where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of share options granted to directors and employees of the Company, determined at the date of grant of the share options, over the vesting period. Prior to the application of HKFRS 2, the Group did not recognize the financial effect of these share options until they were exercised. The Group is required to apply HKFRS 2 retrospectively to share options that were granted after 7 November 2002 and had not yet vested on 1 January 2005. The adoption of this new standard has had no material effect on how the results for the prior accounting years are prepared and presented as all share options granted prior to 1 January 2005 were vested before 1 January 2005. Accordingly, no prior year adjustment has been required.

The HKICPA has issued the following standards and interpretations that are not yet effective. The Group has considered the following standards and interpretations but does not expect they will have a material effect on how the results of operations and financial position of the Group are prepared and presented.

		Notes
HKAS 1 (Amendment)	Capital Disclosures	*1*
HKAS 19 (Amendment)	Actuarial Gains and Losses, Group Plans and Disclosures	*2*
HKAS 21 (Amendment)	Net Investment in a Foreign Operation	*2*
HKAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions	*2*
HKAS 39 (Amendment)	The Fair Value Option	*2*
HKAS 39 & HKFRS 4 (Amendments)	Financial Guarantee Contracts	*2*
HKFRS 1 & HKFRS 6 (Amendments)	First-time Adoption of Hong Kong Financial Reporting Standards and Exploration for and Evaluation of Mineral Resources	*2*
HKFRS 6	Exploration for and Evaluation of Mineral Resources	*2*
HKFRS 7	Financial Instruments: Disclosures	*1*
HKFRS-Int 4	Determining whether an Arrangement Contains a Lease	*2*
HKFRS-Int 5	Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds	*2*
HK(IFRIC)-Int 6	Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment	*3*
HK(IFRIC)-Int 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies	*4*
HK(IFRIC)-Int 8	Scope of HKFRS 2	*5*
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives	*6*

Notes:

1. Effective for annual periods beginning on or after 1 January 2007.
2. Effective for annual periods beginning on or after 1 January 2006.
3. Effective for annual periods beginning on or after 1 December 2005.
4. Effective for annual periods beginning on or after 1 March 2006.
5. Effective for annual periods beginning on or after 1 May 2006.
6. Effective for annual periods beginning on or after 1 June 2006.

4. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments which are measured at fair values, as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with HKFRSs. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and by the Hong Kong Companies Ordinance.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 March each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All significant intra-group transactions, balances, income and expenses are eliminated on consolidation.

Goodwill

Goodwill arising on an acquisition of a subsidiary represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant subsidiary at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses. Capitalized goodwill arising on an acquisition of a subsidiary is presented separately in the balance sheet.

For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in the income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of a subsidiary, the attributable amount of goodwill capitalized is included in the determination of the amount of profit or loss on disposal.

Investments in subsidiaries

A subsidiary is a company that is controlled by the Company, where the Company has the power to govern the financial and operating policies of such company so as to obtain benefits from its activities.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is provided to write off the cost of items of property, plant and equipment over their estimated useful lives and after taking into account their estimated residual value, using the straight-line method, at the following rates per annum:

Plant, machinery and equipment:	10% to 20%
Furniture and fixtures:	10%
Motor vehicles:	10%

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the year in which the item is derecognized.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is calculated using the first-in, first-out method.

Financial instruments

Financial assets and financial liabilities are recognized on the balance sheet when a group entity becomes a party to the contractual provisions of the instruments. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

The Group's financial assets are classified into two categories, financial assets at fair value through profit or loss and loans and receivables. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss has two sub-categories, including financial assets held for trading and those designated at fair value through profit or loss on initial recognition. At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including trade and other receivables) are carried at amortized cost using the effective interest method, less any identified impairment losses. An impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the assets' carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognized, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities.

The accounting policies adopted in respect of financial liabilities and equity instruments are set out below:

Financial liabilities

Financial liabilities including trade and other payables, short-term borrowings and convertible notes are subsequently measured at amortized cost, using the effective interest method.

Convertible notes

Convertible notes issued by the Group that contain both financial liability and equity components are classified separately into respective liability and equity components on initial recognition. On initial recognition, the fair value of the liability component is determined using the prevailing market interest of similar non-convertible debts. The difference between the proceeds of the issue of the convertible notes and

the fair value assigned to the liability component, representing the embedded option for the holder to convert the loan notes into equity, is included in equity (convertible notes equity reserve). In subsequent periods, the liability component of the convertible notes is carried at amortized cost using the effective interest method. The equity component, represented by the option to convert the liability component into ordinary shares of the Company, will remain in convertible notes equity reserve until the embedded option is exercised (in which case the balance stated in convertible notes equity reserve will be transferred to share premium). Where the option remains unexercised at the expiry date, the balance stated in convertible notes equity reserve will be released to retained earnings. No gain or loss is recognized in the consolidated income statement upon conversion or expiration of the option.

Transaction costs, if any that relate to the issue of the convertible notes are allocated to the liability and equity components in proportion to the allocation of the proceeds. Transaction costs relating to the equity component are charged directly to equity. Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortized over the period of the convertible notes using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Provisions

Provisions are recognized when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at the directors' best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

Equity settled share-based payment transactions

Share options granted to directors and employees of the Company

The fair value of services received determined by reference to the fair value of share options granted at the grant date is expensed on a straight-line basis over the vesting period with a corresponding increase in equity (share options reserve).

At the time when the share options are exercised, the amount previously recognized in share options reserve will be transferred to share premium. When the share options are forfeited or are still not exercised at the expiry date, the amount previously recognized in share options reserve will be transferred to retained profits/accumulated losses.

Impairment losses (other than goodwill)

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately unless the relevant asset is carried at a revalued amount under another standard, in which case the impairment loss is treated as a revaluation decrease under that standard.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as income immediately unless the relevant asset is carried at a revalued amount under another standard, in which case the reversal of the impairment loss is treated as a revaluation increase under that other standard.

Revenue recognition

Sales of goods are recognized when goods are delivered and title has passed.

Interest income from bank deposits is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes income statement items that are never taxable or deductible.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Retirement benefits costs

Payments to Mandatory Provident Fund Scheme and state-managed retirement benefits schemes are charged as expenses as they fall due. The Group's obligations under state-managed retirement benefits schemes are equivalent to those arising in a defined contribution retirement benefits scheme.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognized in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation in which case, such exchange differences are recognized in equity in the consolidated financial statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in equity, in which cases, the exchange differences are also recognized directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognized as a separate component of equity (the translation reserve). Such exchange differences are recognized in profit or loss in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after 1 April 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences arising are recognized in the translation reserve.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognized as a reduction of rental expense over the lease term on a straight-line basis.

5. CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Estimated impairment of property, plant and equipment

The Group evaluates whether items of property, plant and equipment have suffered any impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, in accordance with the stated accounting policy. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates.

Estimated useful lives of property, plant and equipment

Management determines the estimated useful lives and related depreciation charges for its property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions. It could change significantly as a result of technical innovations and competitor actions in response to severe industry cycles. Management will increase the depreciation charge where useful lives are less than previously estimated, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

Impairment loss of trade and other receivables

The Group's policy for doubtful receivables is based on the on-going evaluation of the collectability and aging analysis of the trade and other receivables and on management's judgments. Considerable judgment is required in assessing the ultimate realization of these receivables, including the current creditworthiness and the past collection history of each debtor, and the present values of the estimated future cash flows discounted at the effective interest rates. If the financial conditions of the Group's debtors were to deteriorate, resulting in an impairment of their ability to make payments, additional impairment loss of trade and other receivables may be required.

6. FINANCIAL RISK MANAGEMENT

The Group's major financial instruments include trade and other receivables, investments in securities, bank balances and cash, trade and other payables, short-term borrowings and convertible notes. Details of these financial instruments are disclosed in the respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Currency risk

Certain trade and other receivables, bank balances and cash, trade and other payables and short-term borrowings of the Group are denominated in foreign currencies. The Group currently does not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

Credit risk

The Group's maximum exposure to credit risk in the event of the counterparties failure to perform their obligations as at 31 March 2006 in relation to each class of recognized financial assets is the carrying amount of those assets as stated in the consolidated balance sheet. In order to minimize the credit risk, the management of the Group has delegated a team responsible for monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews regularly the recoverable amount of each individual receivable to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the management considers that the Group's credit risk is significantly reduced.

Interest rate risk

The Group's fair value interest rate risk relates to its fixed-rate borrowings.

7. TURNOVER AND SEGMENT INFORMATION

Turnover represents amounts received and receivable from outside customers from sales of products during the year.

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

Business segments

	Provision of healthcare and medical checks services		Manufacturing and sales of garment		Trading of securities		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
TURNOVER	–	–	1,450	4,150	–	–	1,450	4,150
RESULTS								
Segment results	–	–	(37,497)	(11,241)	(1,345)	(9,088)	(38,842)	(20,329)
Unallocated corporate income and expenses							(3,097)	(5,330)
Loss on disposal of subsidiaries							–	(13)
Finance costs							(3,407)	(3,087)
Loss before taxation							(45,346)	(28,759)
Taxation							–	(10)
Loss for the year							(45,346)	(28,769)
ASSETS								
Segment assets	22,401	–	375	53,389	16,171	17,434	38,947	70,823
Unallocated assets							47,202	1,609
Total assets							86,149	72,432
LIABILITIES								
Segment liabilities	44,333	–	37,971	50,450	240	156	82,544	50,606
Unallocated liabilities							1,732	1,014
Total liabilities							84,276	51,620
OTHER INFORMATION								
Capital expenditure	12	–	–	909	–	–		
Depreciation of property, plant and equipment	–	–	1,355	1,618	–	–		
(Gain)/Loss on disposal of property, plant and equipment	–	–	(108)	7,498	–	–		
Impairment loss on property, plant and equipment	–	–	8,492	–	–	–		
Impairment loss on trade and other receivables	–	–	28,087	–	–	–		
Fair value loss on investments in securities	–	–	–	–	1,260	10,317		
Loss on disposal of listed securities	–	–	–	–	–	494		

Geographical segments

The Group's operations are located in the PRC including Hong Kong and Macau and its turnover is substantially derived in the PRC including Hong Kong and Macau and its assets are also substantially located in the PRC including Hong Kong and Macau. Accordingly, no analysis by geographical segment is presented.

8. OTHER OPERATING INCOME

	2006 *HK$'000*	2005 *HK$'000*
Interest income from bank deposits	233	41
Sundry income	–	578
Gain on disposal of property, plant and equipment	108	–
Write-back of liabilities	1,128	1,980
	1,469	2,599

9. LOSS BEFORE TAXATION

	2006 *HK$'000*	2005 *HK$'000*
Loss before taxation has been arrived at after charging:		
Staff costs		
– Directors' emoluments *(Note 12)*	273	945
– Other staff costs	1,001	1,858
– Other staff retirement benefits schemes contributions	54	205
	1,328	3,008
Depreciation of property, plant and equipment		
– Owned assets	1,355	1,581
– Leased assets	–	37
	1,355	1,618
Impairment loss on property, plant and equipment *(Note 18)*	8,492	–
Impairment loss on trade and other receivables *(Note 20)*	28,087	–
Loss on disposal of property, plant and equipment	–	7,498
Loss on disposal of listed securities	–	494
Operating lease rentals in respect of land and buildings	107	518
Auditors' remuneration	313	280
Cost of inventories expensed	1,381	5,010

10. FINANCE COSTS

	2006	2005
	HK$'000	*HK$'000*
Other interest	–	1
Hire-purchase interest	–	35
Interest on short-term bank loans wholly repayable within five years	3,011	3,051
Interest on Convertible Notes I wholly repayable within five years	396	–
	3,407	3,087

11. LOSS ON DISPOSAL OF SUBSIDIARIES

During the year ended 31 March 2005, the Company disposed of its entire equity interests in Broadway Stars Limited and Joint China Trading Limited at a cash consideration of HK$1,144,350 and HK$2 respectively. Further details of the subsidiaries disposed of are disclosed in Note 19 to the financial statements. The aggregate loss of approximately HK$13,000 arising from the disposal of these subsidiaries, being the difference between the aggregate proceeds of the disposal and the aggregate carrying amount of the net assets of these subsidiaries as at the respective dates of disposal, was charged to the consolidated income statement. No tax charge or credit arose from the transactions. The aggregate carrying amounts of the assets and liabilities of the subsidiaries disposed of as at the respective dates of disposal were as follows:

	2005
	HK$'000
Net assets disposed of:	
Other investments	1,145
Other receivables	28
Other payables	(15)
Total net assets disposed of	1,158
Loss on disposal of subsidiaries	(13)
Total consideration satisfied by cash	1,145
Less: Cash and cash equivalents disposed of	–
Net cash inflow arising from disposal of subsidiaries	1,145

12. DIRECTORS' EMOLUMENTS

The emoluments paid or payable to each of the Company's directors are as follows:

For the year ended 31 March 2006

	Fees	Salaries and allowances	Discretionary bonuses	Retirement benefits schemes contributions	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Executive directors					
Mr. Chi Chi Hung, Kenneth	-	215	-	11	226
Mr. Cho Kwai Yee, Kevin (Appointed on 14 March 2006)	-	17	-	-	17
Miss Choi Ka Yee, Crystal (Appointed on 14 March 2006)	-	18	-	-	18
Mr. Siu Kam Chau (Appointed on 14 March 2006)	-	12	-	-	12
Mr. Wong Hin Shek, Hans (Resigned on 14 March 2006)	-	-	-	-	-
Independent non-executive directors					
Mr. Lau Man Tak (Resigned on 22 May 2006)	-	-	-	-	-
Mr. Chun Jay	-	-	-	-	-
Mr. Chan Chi Yuen	-	-	-	-	-
Total	-	262	-	11	273

For the year ended 31 March 2005

	Fees	Salaries and allowances	Discretionary bonuses	Retirement benefits schemes contributions	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Executive directors					
Mr. Chi Chi Hung, Kenneth	–	390	–	12	402
Mr. Wong Hin Shek, Hans (Appointed on 22 March 2005)	–	–	–	–	–
Mr. Hui Sze Yin, Clarence (Resigned on 22 March 2005)	–	351	–	12	363
Independent non-executive directors					
Mr. Lau Man Tak	–	–	–	–	–
Mr. Chun Jay (Appointed on 12 January 2005)	–	–	–	–	–
Mr. Chan Chi Yuen (Appointed on 12 January 2005)	–	–	–	–	–
Mr. So Hon Cheung, Stephen (Resigned on 12 January 2005)	180	–	–	–	180
Mr. Lee Kin Chung, Simon (Resigned on 15 September 2004)	–	–	–	–	–
Ms. Xia Ling Yun (Resigned on 22 March 2005)	–	–	–	–	–
Total	180	741	–	24	945

There were no arrangements under which the directors of the Company have waived or agreed to waive any remuneration.

13. EMPLOYEES' EMOLUMENTS

The aggregate emoluments of the five highest paid individuals of the Group for the year ended 31 March 2006 included one director (2005: three directors) of the Company, whose remuneration have been disclosed above. Details of the remuneration of the remaining four (2005: two) highest paid, non-director employees of the Group are set out below:

	2006	2005
	HK$'000	*HK$'000*
Salaries and allowances	213	515
Discretionary bonuses	–	–
Retirement benefits schemes contributions	9	18
	222	533

The emoluments of each of the remaining four (2005: two) highest paid, non-director employees were within the band of nil to HK$1,000,000.

During the year, no emoluments were paid by the Group to the five highest paid individuals, including the directors of the Company, as an inducement to join or upon joining the Group or as compensation for loss of office.

Compensation to key management personnel

The directors of the Company consider that they are the only key management personnel of the Group and details of their compensation have been set out above.

14. RETIREMENT BENEFITS SCHEMES

The Group operates a Mandatory Provident Fund Scheme for all qualifying employees in Hong Kong. The assets of the scheme are held separately from those of the Group, in funds under the control of trustees. The Group contributes 5% of relevant payroll costs to the scheme, which contribution is matched by employees. During the year under review, the total amount contributed by the Group to the scheme and charged to the consolidated income statement amounted to approximately HK$21,000 (2005: HK$229,000). As at 31 March 2006, there were no forfeited contributions available for the Group to offset contributions payable in future years (2005: Nil).

15. TAXATION

No provision for Hong Kong profits tax has been made in the financial statements as the companies operating in Hong Kong did not have any assessable profits arising in Hong Kong for both the current and prior years. Taxation on overseas profits has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the countries in which the Group operates.

The taxation charge for the year can be reconciled to the loss before taxation per the income statement as follows:

	2006	2005
	HK$'000	*HK$'000*
Loss before taxation	(45,346)	(28,759)
Tax at Hong Kong profits tax rate of 17.5% (2005: 17.5%)	(7,936)	(5,033)
Tax effects of unrecognized tax losses	7,936	5,043
Tax charge for the year	–	10

No deferred tax liabilities have been recognized in the financial statements as the Group and the Company did not have material temporary differences as at 31 March 2006 and 2005.

A deferred tax asset has not been recognized in the financial statements in respect of tax losses available to offset future profits due to the uncertainty of future profit streams against which the asset can be utilized. As at 31 March 2006, the unprovided deferred tax asset of the Group is as follows:

	2006	2005
	HK$'000	*HK$'000*
Tax effect of temporary difference attributable to unutilized tax losses	7,366	7,366

The deductible temporary differences and unutilized tax losses do not expire under current tax legislation.

16. LOSS ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE COMPANY

The loss attributable to the equity holders of the Company includes a loss of approximately HK$3,342,000 (2005: HK$35,730,000) which has been dealt with in the financial statements of the Company.

17. LOSS PER SHARE

The calculation of basic loss per share attributable to the equity holders of the Company is based on the loss for the year attributable to the equity holders of the Company of approximately HK$45,346,000 (2005: HK$28,769,000) and on the weighted average number of ordinary shares of approximately 924,520,000 (2005: 739,545,900).

For the year ended 31 March 2005, diluted loss per share is based on 751,985,225 ordinary shares which is the weighted average number of ordinary shares outstanding during the year, as adjusted for the effects of the vested options outstanding during the year.

For the year ended 31 March 2006, the computation of diluted loss per share did not assume the exercise of the Company's potential ordinary shares granted under the Company's share option scheme and the conversion rights attached to the Convertible Notes I since their exercises would result in a reduction in loss per share.

18. PROPERTY, PLANT AND EQUIPMENT

Group

	Plant, machinery and equipment HK$'000	Furniture and fixtures HK$'000	Motor vehicles HK$'000	Total HK$'000
At cost:				
As at 1 April 2004	21,218	43	638	21,899
Additions	909	–	–	909
Disposals	(8,607)	–	(638)	(9,245)
As at 31 March 2005 and 1 April 2005	13,520	43	–	13,563
Exchange difference	260	–	–	260
Additions	12	–	–	12
Disposals	(1,623)	(9)	–	(1,632)
As at 31 March 2006	12,169	34	–	12,203
Accumulated depreciation and impairment:				
As at 1 April 2004	1,855	4	19	1,878
Depreciation charge for the year	1,570	4	44	1,618
Released on disposals	(861)	–	(63)	(924)
As at 31 March 2005 and 1 April 2005	2,564	8	–	2,572
Exchange difference	50	–	–	50
Depreciation charge for the year	1,351	4	–	1,355
Released on disposals	(275)	(3)	–	(278)
Impairment loss	8,467	25	–	8,492
As at 31 March 2006	12,157	34	–	12,191
Net book value:				
As at 31 March 2006	12	–	–	12
As at 31 March 2005	10,956	35	–	10,991

As at 31 March 2005, certain of the Group's plant, machinery and equipment with an aggregate net book value of approximately HK$10,793,000 were pledged to secure a bank loan granted to the Group (Note 23(ii)).

During the year ended 31 March 2006, the directors conducted a review of the Group's plant, machinery and equipment and determined that a number of those assets were impaired. Accordingly, an impairment loss of approximately HK$8,492,000 has been recognized in respect of the plant, machinery and equipment, which are used in the garment segment. The recoverable amounts of the relevant assets have been determined on the basis of their value in use at a discount rate of 9.24%.

19. INTERESTS IN SUBSIDIARIES/AMOUNTS DUE FROM SUBSIDIARIES

Company

	2006	**2005**
	HK$'000	*HK$'000*
Unlisted shares at cost, net of provision for impairment losses	–	–

The amounts due from the subsidiaries as shown on the Company's balance sheet are unsecured, interest free and have no fixed terms of repayment. The directors consider that the carrying amounts approximate their fair values.

Particulars of the Company's subsidiaries as at 31 March 2006 are as follows:

Name of company	Place of incorporation/ establishment	Issued and fully paid share capital/ registered capital	Principal activities	Attributable equity interest held by the Company Directly	Indirectly
Nicefit Limited	British Virgin Islands	Ordinary share US$1	Securities trading	100%	–
Charm Advance Limited	British Virgin Islands	Ordinary share US$1	Investment holding	100%	–
Hong Kong Medical Laboratories Limited	Hong Kong	Ordinary share HK$1	Not yet commenced business	–	100%
Hong Kong Health Check Centre Limited	Hong Kong	Ordinary share HK$1	Not yet commenced business	–	100%
A Winner Limited	British Virgin Islands	Ordinary share US$1	Provision of administrative services	100%	–
Win Smarter Limited	Hong Kong	Ordinary shares HK$2	Not yet commenced business	100%	–
Great Excellent Limited	Hong Kong	Ordinary shares HK$2	Not yet commenced business	100%	–
Rollstone Limited	British Virgin Islands	Ordinary share US$1	Investment holding	100%	–
上海凱祥服飾有限公司	PRC	Registered capital RMB40,000,000	Manufacturing and sales of garment in the PRC	–	100%

上海凱祥服飾有限公司 is a wholly foreign owned enterprise established in the PRC.

During the year ended 31 March 2005, the Company disposed of its entire equity interests in Broadway Stars Limited and Joint China Trading Limited on 3 November 2004 and 8 December 2004 respectively, at an aggregate cash consideration of approximately HK$1,145,000. Details of the disposed subsidiaries are as follows:

Name of company	Place of incorporation/ establishment	Issued and fully paid share capital	Principal activities	Attributable equity interest held by the Company
Broadway Stars Limited	British Virgin Islands	Ordinary shares US$2	Securities trading	100% (Direct)
Joint China Trading Limited	Hong Kong	Ordinary shares HK$2	Trading of garment	100% (Direct)

The aggregate consolidated results of Broadway Stars Limited and Joint China Trading Limited for the period from 1 April 2004 to the respective dates of disposal, which were included in the Group's consolidated income statement for the year ended 31 March 2005, were as follows:

Broadway Stars Limited and Joint China Trading Limited	Period from 1 April 2004 to the respective dates of disposal *HK$'000*
Turnover	-
Cost of sales	-
Gross profit	-
Net unrealized loss on other investments	(1,497)
Administrative expenses	(524)
Finance costs	(1)
Loss before and after taxation	(2,022)

20. TRADE AND OTHER RECEIVABLES

	Group		Company	
	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade receivables, with aged analysis *(Note (i))*				
0-60 days	–	508	–	–
61-90 days	–	70	–	–
Over 90 days	645	198	–	–
	645	776	–	–
Provision for impairment losses	(645)	(118)	–	–
Trade receivables, net	–	658	–	–
Loan receivable *(Note (ii))*	26,869	41,005	–	–
Provision for impairment losses	(26,494)	–	–	–
Loan receivable, net	375	41,005	–	–
Other receivables:				
Deposit paid for acquisition of the Equipments *(Note (iii))*	16,440	–	–	–
Rental and decoration deposits *(Note (iv))*	1,900	–	–	–
Prepayments, deposits and other receivables	4,050	196	9	8
Other receivables, net	22,390	196	9	8
Total trade and other receivables	22,765	41,859	9	8

Notes:

(i) General credit terms offered by the Group to its customers are payment by the end of the month following the month in which sales took place.

(ii) As disclosed in the Company's announcements dated 6 August 2004 and 12 January 2006, the loan receivable represents the uncollected outstanding balance of an aggregated amount of various advances made by the Company's PRC subsidiary to 上海凱托(集團)有限公司 ("Shanghai Kaituo") and its subsidiaries and affiliated companies, on 31 March 2004 in accordance with a loan assignment agreement signed on 12 July 2004. As confirmed by the directors of the Company, Shanghai Kaituo is an independent third party. The loan receivable was unsecured, interest-free and was originally due for repayment before the end of year 2004 but was further extended to the end of year 2005. Subsequent to 31 March 2006, the loan was subsequently settled to the extent of approximately HK$375,000. The Company's directors consider it appropriate to recognize a provision for impairment losses of approximately HK$26,494,000 against the remaining overdue balance of the loan which has been charged to the consolidated income statement for the year ended 31 March 2006.

(iii) On 24 March 2006, the Company announced that Hong Kong Health Check Centre Limited, an indirect wholly owned subsidiary of the Company, entered into a purchasing agreement dated 23 March 2006 with a supplier of medical equipments (the "Vendor"), pursuant to which Hong Kong Health Check Centre Limited agreed to acquire certain advanced medical equipments (the "Equipments") from the Vendor for a total consideration of HK$54,800,000. The transaction constituted a major transaction on the part of the Company under the Listing Rules, further details of which were set out in the Company's

circular dated 13 April 2006. Subsequent to the balance sheet date, the resolutions in respect of the transaction were duly passed by the Company's shareholders at the special general meeting of the Company held on 8 May 2006. The balance of approximately HK$16,440,000 as at 31 March 2006 represented the initial deposit paid pursuant to the aforesaid purchasing agreement.

(iv) On 26 April 2006, the Company announced that Hong Kong Health Check Centre Limited, an indirect wholly owned subsidiary of the Company, and Majestic Centre Limited entered into a conditional tenancy agreement dated 29 March 2006 (as supplemented by a supplemental tenancy agreement dated 26 April 2006), pursuant to which Majestic Centre Limited (as landlord) agreed to lease a property to Hong Kong Health Check Centre Limited (as tenant) for an initial term of two years and ten months from 1 June 2006 to 31 March 2009 (both days inclusive). A director of the Company, namely, Ms. Choi Ka Yee, Crystal and her associates (as defined under the Listing Rules) are interested in 50% of the shareholdings of Majestic Centre Limited. The transaction constituted a non-exempt continuing connected transaction on the part of the Company under the Listing Rules, further details of which were set out in the Company's circular dated 11 May 2006. Subsequent to the balance sheet date, the resolutions in respect of the transaction were duly passed by the Company's shareholders at the special general meeting of the Company held on 29 May 2006. The balance of approximately HK$1,900,000 as at 31 March 2006 represented the rental and decoration deposits paid pursuant to the aforesaid tenancy agreement.

(v) The impairment losses of trade and other receivables of approximately HK$28,087,000 charged to the income statement for the year ended 31 March 2006 comprise impairment losses against trade receivables of approximately HK$527,000, impairment losses against loan receivable of approximately HK$26,494,000 (Note (ii) above) and impairment losses against other receivables of approximately HK$1,066,000.

(vi) The directors consider that the carrying amounts of trade and other receivables approximate their fair values.

21. INVESTMENTS IN SECURITIES

	Group	
	2006	2005
	HK$'000	*HK$'000*
Classified as "other investments" in accordance with the benchmark treatment of SSAP 24		
– Equity securities listed in Hong Kong, at market value	–	17,430
Classified as "financial assets at fair value through profit or loss" under HKAS 39		
– Equity securities listed in Hong Kong, at market value	16,170	–

As at 31 March 2006, the carrying amount of the Group's investment in the following company exceeded 10% of the total assets of the Group:

Name	Place of incorporation	Principal activities	Particulars of issued shares held	Interest held
Kanstar Environmental Paper Products Holdings Limited	Cayman Islands	Research and development of paper filling material and the manufacture and sale of pulp and paper	Ordinary shares listed on GEM	1.25%

22. TRADE AND OTHER PAYABLES

	Group		Company	
	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade payables, with aged analysis:				
0-60 days	–	72	–	–
61-90 days	60	34	–	–
Over 90 days	1,045	1,542	–	–
Total trade payables	1,105	1,648	–	–
Amount due to a director *(Note (i))*	–	23	–	23
Other payables and accruals	3,904	3,101	1,752	1,016
Trade and other payables	5,009	4,772	1,752	1,039

Notes:

(i) The amount due to a director as at 31 March 2005 was unsecured, interest-free and had no fixed term of repayment. The amount was fully settled during the year ended 31 March 2006.

(ii) The directors consider that the carrying amounts of trade and other payables approximate their fair values.

23. SHORT-TERM BORROWINGS

	Group		Company	
	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Short-term bank loans *(Notes (i) & (ii))*	34,753	46,698	–	–
Other loan *(Note (iii))*	240	150	–	–
	34,993	46,848	–	–

Notes:

(i) The short-term bank loans as at 31 March 2006 in an aggregate amount of RMB36,143,000 (equivalent to approximately HK$34,753,000) comprised (a) a loan of RMB10,000,000 (equivalent to approximately HK$9,615,000) which was unsecured, interest bearing at 6.696% per annum and repayable in June 2006; (b) a loan of RMB10,000,000 (equivalent to approximately HK$9,615,000) which was unsecured, interest bearing at 6.696% per annum and repayable in August 2006; and (c) a loan of RMB16,143,000 (equivalent to approximately HK$15,523,000) which was unsecured, interest bearing at 5.742% per annum and originally repayable in June 2006 and December 2006. The relevant bank has instigated legal proceedings against the Company's PRC subsidiary to demand early repayment of the unpaid bank loans which amounted to RMB16,143,000 (equivalent to approximately HK$15,523,000). The overdue balance of the said bank loans is chargeable at a penalty daily interest rate of 0.0239%.

(ii) The short-term bank loans as at 31 March 2005 in an aggregate amount of RMB49,500,000 (equivalent to approximately HK$46,698,000) comprised (a) a loan of RMB10,000,000 (equivalent to approximately HK$9,434,000) which was unsecured, interest bearing at 5.832% per annum and was fully repaid in June 2005; (b) a loan of RMB10,000,000 (equivalent to approximately HK$9,434,000) which was unsecured, interest bearing at 6.372% per annum and was fully repaid in August 2005; and (c) a loan of RMB29,500,000 (equivalent to approximately HK$27,830,000) which was secured by the Group's plant, machinery and equipment with an aggregate net book value of approximately RMB11,441,000 (equivalent to approximately HK$10,793,000) as at 31 March 2005, interest bearing at the prevailing market rates and repayable on 30 June 2005.

(iii) The other loan is unsecured, interest free and repayable on demand.

(iv) The directors consider that the carrying amounts of short-term borrowings approximate their fair values.

24. CONVERTIBLE NOTES I

As disclosed in Note 2(a), the Company issued the Convertible Notes I with an aggregate principal amount of HK$60,000,000 to Top Act Group Limited on 23 February 2006. The principal terms of the Convertible Notes are as follows:

Maturity date	:	The date falling on the fourth anniversary of the date of issue of the Convertible Notes. Any unredeemed and unconverted Convertible Notes will be redeemed at 100% of the outstanding principal amount together with any accrued interest in cash.
Initial conversion price	:	HK$0.041 per conversion share (subject to adjustments). At the initial conversion price of HK$0.041 per share, upon exercise in full of the conversion rights attached to the Convertible Notes I, an aggregate of 1,463,414,634 conversion shares would fall to be issued by the Company. The holders of the Convertible Notes shall have the right at any time after the issue of the Convertible Notes to convert any outstanding amount of the Convertible Notes at a denomination of HK$1,000,000 each into the conversion shares at the conversion price, unless the amount remaining on exercise of the conversion rights shall be less than HK$1,000,000.
Ranking	:	The conversion shares when allotted and issued will rank pari passu in all respects with the other shares in issue as at the date of issue of the conversion shares.
Interest	:	1% per annum payable half yearly in arrears on 30 June and 31 December in each year
Transferability	:	The Convertible Notes may be transferred or assigned to any third party without the prior written consent of the Company. Save with the consent of the Stock Exchange, none of the Convertible Notes may be transferred to a "connected person" (as defined in the Listing Rules) of the Company. The Company shall give notice to the Stock Exchange for any transfer of the Convertible Notes and shall state whether any connected person of the Company is involved.
Voting rights	:	The Convertible Notes do not confer any voting rights at general meetings of the Company on the holder(s) of the Convertible Notes.
Events of default	:	The events of default provisions which provide that on the occurrence of certain events of default specified in the Convertible Notes (e.g. liquidation), each of the holders of the Convertible Notes shall be entitled to demand for immediate repayment of the principal amount outstanding and accrued but unpaid interest under the relevant Convertible Notes.
Listing	:	No application will be made for the listing of the Convertible Notes on the Stock Exchange or any other stock exchange.

The Convertible Notes I contain a liability element and an equity component which are required to be separately accounted for in accordance with HKAS 32. An effective interest rate of 9.24% per annum has been used to determine the fair value of the liability element at initial recognition.

	2006
	HK$'000
Liability element of the Convertible Notes I as at date of issue	43,937
Interest charged *(Note 10)*	396
Interest payable	(59)
Liability element of the Convertible Notes I as at 31 March 2006	44,274

25. SHARE CAPITAL OF THE COMPANY

Authorized:	**Number of shares**	**Total value**
Ordinary shares of HK$0.01 each		*(HK$'000)*
As at 1 April 2004	30,000,000,000	300,000
Capital Reduction *(Note 25(a)(i))*	–	(270,000)
Share Subdivision *(Note 25(a)(ii))*	27,000,000,000	270,000
Share Consolidation *(Note 25(a)(iii))*	(27,000,000,000)	–
As at 31 March 2005 and 2006	30,000,000,000	300,000

Issued and fully paid:	**Number of shares**	**Total value**
Ordinary shares of HK$0.01 each		*(HK$'000)*
As at 1 April 2004	7,357,968,530	73,580
Capital Reduction *(Note 25(a)(i))*	–	(66,222)
Share Consolidation *(Note 25(a)(iii))*	(6,622,171,677)	-
Issue of 147,140,000 new shares *(Note 25(b))*	147,140,000	1,471
As at 31 March 2005	882,936,853	8,829
Issue of 100,000,000 new shares at HK$0.038 each under the Share Subscription Agreement *(Note 2(b))*	100,000,000	1,000
Issue of 176,580,000 new shares at HK$0.038 each under the Share Placing Agreement *(Note 2(c))*	176,580,000	1,766
As at 31 March 2006	1,159,516,853	11,595

Changes in share capital for the year ended 31 March 2005

(a) Pursuant to the resolutions passed by the Company's shareholders at the special general meeting of the Company held on 3 May 2004, it was resolved that:

(i) the nominal value of all issued shares of the Company of HK$0.01 each was reduced by HK$0.009 each by canceling an equivalent amount of paid up capital per share so that the nominal value of each share was reduced from HK$0.01 to HK$0.001 ("Capital Reduction"), resulting in the reduction of issued share capital of the Company by approximately HK$66,222,000 from HK$73,580,000 to HK$7,358,000. The credit arising from the Capital Reduction was credited to the contributed surplus account of the Company;

(ii) each authorized but unissued share was subdivided ("Share Subdivision") into 10 shares of HK$0.001 each;

(iii) every 10 shares of HK$0.001 each created from the Capital Reduction and Share Subdivision were consolidated into 1 consolidated share of HK$0.01 each ("Share Consolidation");

(iv) the credit standing to the share premium account of the Company was cancelled and the credit arising was credited to the contribution surplus account of the Company; and

(v) the amount which arose as a result of the Capital Reduction and credited to the contributed surplus account of the Company together with the balance already standing in the contributed surplus account of the Company was set off against the accumulated losses of the Company.

(b) On 30 November 2004, the Company announced that it had entered into a placing agreement with a placing agent. Pursuant to the placing agreement, the Company conditionally agreed to place, through the placing agent on a fully underwritten basis, 147,140,000 placing shares to not fewer than six independent investors at a price of HK$0.045 per placing share. The placing shares were issued pursuant to the general mandate granted to the Company's directors at the annual general meeting of the Company held on 30 August 2004. The placing price of HK$0.045 represented (i) a discount of approximately 19.64% to the closing price of HK$0.056 per share as quoted on the Stock Exchange on 30 November 2004, being the last trading day of the announcement on 30 November 2004 and the date on which the terms of the placing were fixed; and (ii) a discount of approximately 19.64% to the average of the closing price per share of HK$0.056 as quoted on the Stock Exchange for the last five trading days immediately prior to 30 November 2004. The net proceeds of approximately HK$6.4 million from the placing were to be used for the repayment of short-term liabilities of approximately HK$3 million and payment for operating activities including rental expenses and staff salaries of approximately HK$3.4 million.

26. SHARE OPTION SCHEME

The Company's share option scheme (the "Share Option Scheme") was adopted pursuant to an ordinary resolution passed by the Company's shareholders at the special general meeting of the Company held on 17 November 2003.

The maximum number of shares which may be issued upon exercise of all outstanding options granted under the Share Option Scheme and any other share option schemes of the Company must not exceed 30% of the total number of shares in issue from time to time. No options may be granted under the Share Option Scheme or any other share option schemes of the Company if this will result in this limit being exceeded.

The total number of shares which may be issued upon exercise of all options to be granted under the Share Option Scheme and any other share option schemes of the Company must not exceed 10% of the total number of shares in issue on 17 November 2003 unless the Company seeks the approval of the shareholders in general meeting for refreshing the 10% limit under the Share Option Scheme provided that options lapsed in accordance with the terms of the Share Option Scheme or any other share option schemes of the Company will not be counted for the purpose of calculating the 10% limit.

The Share Option Scheme will remain in force for a period of 10 years commencing from 17 November 2003. Options complying the provisions of the Listing Rules which are granted during the duration of the Share Option Scheme and remain unexercised immediately prior to the end of the 10 year period shall continue to be exercisable in accordance with their terms of grant within the option period for which such options are granted, notwithstanding the expiry of the Share Option Scheme.

The subscription price for shares under the Share Option Scheme shall be a price determined by the board of directors of the Company (the "Board"), but shall not be lower than the highest of (i) the closing price of shares as stated in the daily quotation sheet of the Stock Exchange on the date on which the Board approve the making of the offer for the grant of options (the "Date of Grant"), which must be a trading day; (ii) the average closing price of shares as stated in the daily quotations sheets of the Stock Exchange for the five trading days immediately preceding the Date of Grant; and (iii) the nominal value of a share.

The following table discloses the details of the Company's share options held by consultants of the Company and the movements in such holdings:

	Number of share options						
Grant date	Outstanding as at 01/04/2004	Granted during the year ended 31/03/2005	Exercised or lapsed during the year ended 31/03/2005	Outstanding as at 31/03/2005	Granted during the year ended 31/03/2006	Exercised or lapsed during the year ended 31/03/2006	Outstanding as at 31/03/2006
11/11/2004	-	44,760,000	-	44,760,000	-	-	44,760,000
Exercisable at the end of the year				44,760,000			44,760,000
Exercise price		HK$0.0348		HK$0.0348			HK$0.0348

During the year ended 31 March 2005, the Company granted an aggregate of 44,760,000 share options to seven consultants on 11 November 2004 and these share options are exercisable in the period of 24 months commencing on the date upon which the options were deemed to be granted and accepted in accordance with the Share Option Scheme. The exercise price of these share options is HK$0.0348 per share. Total consideration received from the consultants for taking up the options granted amounted to HK$7 for the year ended 31 March 2005. No share options were exercised or lapsed during the years ended 31 March 2005 and 2006.

27. RESERVES

Group

	Share premium account *HK$'000*	Capital redemption reserve *HK$'000*	Translation reserve *HK$'000*	Convertible Notes equity reserve *HK$'000*	Accumulated deficit *HK$'000*	Total reserves *HK$'000*
As at 1 April 2004	270,774	861	–	–	(302,058)	(30,423)
Adjustments arising from the Capital Reduction *(Note 25(a)(i))*	–	–	–	–	66,222	66,222
Adjustments arising from share premium cancellation *(Note 25(a)(iv))*	(271,218)	–	–	–	271,218	–
Issue of new shares *(Note 25(b))*	5,150	–	–	–	–	5,150
Share issue expenses	(197)	–	–	–	–	(197)
Loss for the year	–	–	–	–	(28,769)	(28,769)
As at 31 March 2005	4,509	861	–	–	6,613	11,983
Issue of new shares under the Share Subscription Agreement *(Note 2(b))*	2,800	–	–	–	–	2,800
Issue of new shares under the Share Placing Agreement *(Note 2(c))*	4,944	–	–	–	–	4,944
Share issue expenses	(167)	–	–	–	–	(167)
Exchange difference on translation of foreign operations	–	–	2	–	–	2
Equity component of Convertible Notes I *(Note 24)*	–	–	–	16,062	–	16,062
Loss for the year	–	–	–	–	(45,346)	(45,346)
As at 31 March 2006	12,086	861	2	16,062	(38,733)	(9,722)

Company

	Share premium account HK$'000	Capital redemption reserve HK$'000	Contributed surplus HK$'000	Convertible Notes equity reserve HK$'000	Accumulated losses HK$'000	Total reserves HK$'000
As at 1 April 2004	270,774	861	241,054	–	(552,259)	(39,570)
Adjustments arising from the Capital Reduction *(Note 25(a)(i))*	–	–	66,222	–	–	66,222
Adjustments arising from share premium cancellation *(Note 25(a)(iv))*	(271,218)	–	271,218	–	–	–
Transfer to set off accumulated losses *(Note 25(a)(v))*	–	–	(549,104)	–	549,104	–
Issue of new shares *(Note 25(b))*	5,150	–	–	–	–	5,150
Share issue expenses	(197)	–	–	–	–	(197)
Loss for the year	–	–	–	–	(35,730)	(35,730)
As at 31 March 2005	4,509	861	29,390	–	(38,885)	(4,125)
Issue of new shares under the Share Subscription Agreement *(Note 2(b))*	2,800	–	–	–	–	2,800
Issue of new shares under the Share Placing Agreement *(Note 2(c))*	4,944	–	–	–	–	4,944
Share issue expenses	(167)	–	–	–	–	(167)
Equity component of Convertible Notes I *(Note 24)*	–	–	–	16,062	–	16,062
Loss for the year	–	–	–	–	(3,342)	(3,342)
As at 31 March 2006	12,086	861	29,390	16,062	(42,227)	16,172

The contributed surplus represents reserves arising from (i) the difference between the then consolidated shareholders' funds of the subsidiaries at the date on which they were acquired by the Company and the nominal amount of the Company's shares issued for the acquisition at the time of the corporate reorganization prior to the listing of the Company's shares on the Stock Exchange in 1993; and (ii) the Company's capital reorganization exercises in prior years. Under the Companies Act 1981 of Bermuda, the contributed surplus of the Company is distributable to shareholders under certain circumstances.

28. NET CASH USED IN OPERATING ACTIVITIES

	2006 *HK$'000*	2005 *HK$'000*
Loss before taxation	(45,346)	(28,759)
Adjustments for:		
Finance costs	3,407	3,087
Interest income from bank deposits	(233)	(41)
Depreciation	1,355	1,618
Fair value loss on investments in securities	1,260	10,317
Impairment loss on property, plant and equipment	8,492	–
Impairment loss on trade and other receivables	28,087	–
Write-back of liabilities	(1,128)	(1,980)
(Gain)/Loss on disposal of property, plant and equipment	(108)	7,498
Loss on disposal of listed securities	–	494
Loss on disposal of subsidiaries	–	13
Operating cash flows before working capital changes	(4,214)	(7,753)
Inventories	6	393
Trade and other receivables	(3,935)	8,653
Trade and other payables	304	(18,121)
Cash used in operations	(7,839)	(16,828)
Interest received	233	41
Other interest paid	–	(1)
Hire-purchase interest paid	–	(35)
Interest paid on short-term borrowings	(2,009)	(3,051)
Overseas tax paid	–	(10)
Net cash used in operating activities	(9,615)	(19,884)

29. CAPITAL COMMITMENTS

As at 31 March 2006, the Group had the following capital commitments which were not provided for in the financial statements:

	2006 *HK$'000*	2005 *HK$'000*
Authorized and contracted for in respect of		
– Acquisition of the Equipments *(Note 20)*	38,360	–

As at the balance sheet dates, the Company had no significant capital commitments.

30. OPERATING LEASE COMMITMENTS

As at the balance sheet dates, the Group had commitments for future minimum leases payments under non-cancelable operating leases in respect of rented office premises which fall due as follows:

	2006 *HK$'000*	2005 *HK$'000*
Within one year	63	108
In the second to fifth years inclusive	–	63
	63	171

The Company had no significant operating lease commitments as at the balance sheet dates.

31. LITIGATIONS

The Company was a defendant in a law suit brought by a supplier during the year ended 31 March 1998 claiming approximately HK$1,962,000 together with interest and costs relating to a guarantee in respect of a credit facility granted to RCR Electronics Manufacturing Limited, a former subsidiary of the Company. The Company filed a defense in March 1999 in response to the claim and since then, the supplier has taken no further action against the Company. Since the outcome of the litigation could not be determined with reasonable certainty at this stage, no provision has been made in the financial statements.

32. SUBSEQUENT EVENTS

On 19 April 2006, the Company announced that Classictime Investments Limited, an indirect wholly-owned subsidiary of the Company, entered into a subscription agreement dated 18 April 2006 (the "JV Agreement") with Dr. Francis Choi Chee Ming ("Dr. Choi"), an associate of a connected person of the Company, for the formation of Dynamic Effort Holdings Limited, a company incorporated in the British Virgin Islands with limited liability (the "JV Co."). Pursuant to the JV Agreement, the JV Co. will be owned by Dr. Choi and the Group as to 30% and 70% respectively. The total investment of the Group in the JV Co. amounts to HK$21,000,000, representing 70% of the issued share capital of the JV Co.. The JV Co. is proposed to be renamed as "Town Health Medical Technology (China) Company Limited" (康健醫療科技(中國)有限公司) and will be engaged in the business of healthcare and medical checks in the PRC. The transaction constitutes a discloseable and connected transaction on the part of the Company under the Listing Rules, further details of which were set out in the Company's circular dated 10 May 2006. The resolutions in respect of the transaction were duly passed by the Company's shareholders at the special general meeting of the Company held on 29 May 2006.

3. INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

The board of directors (the "Board") of Hong Kong Health Check and Laboratory Holdings Company Limited (the "Company") announces the unaudited condensed consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 September 2006 together with comparative figures for the previous year in 2005 as follows:

Condensed Consolidated Income Statement

		Six months ended 30 September	
		2006	**2005**
	Notes	*HK$'000*	*HK$'000*
		(unaudited)	(unaudited)
Turnover		566	1,698
Cost of sales		(308)	(1,458)
Gross profit		258	240
Other operating income	3	654	20
Fair value gain on financial assets at fair value through profit or loss		2,203	–
Net unrealized holding losses on other investments		–	(2,140)
Administrative expenses		(11,514)	(1,915)
Finance costs	5	(2,412)	(1,651)
Loss before taxation		(10,811)	(5,446)
Taxation	6	–	(8)
Loss for the period attributable to the equity holders of the Company		(10,811)	(5,454)
Dividends		–	–
Loss per share			
– Basic	7	(0.93) cents	(0.62) cents
– Diluted	7	(0.93) cents	(0.60) cents

Condensed Consolidated Balance Sheet

	Notes	As at 30 September 2006 HK$'000 (unaudited)	As at 31 March 2006 HK$'000 (audited)
Non-current assets			
Property, plant and equipment		1,126	12
Current assets			
Trade and other receivables	8	66,621	22,765
Investments in securities		18,213	16,170
Bank balances and cash		34,796	47,202
		119,630	86,137
Less: Current liabilities			
Trade and other payables	9	4,630	5,009
Short-term borrowings – due within one year		70,014	34,993
		74,644	40,002
Net current assets		44,986	46,135
Total assets less current liabilities		46,112	46,147
Less: Non-current liabilities			
Convertible Notes I		46,050	44,274
Net assets		62	1,873
Capital and reserves			
Share capital		11,595	11,595
Reserves		(20,533)	(9,722)
Equity attributable to the equity holders of the Company		(8,938)	1,873
Minority interests		9,000	–
		62	1,873

Notes to Condensed Consolidated Financial Statements

1. BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The principal accounting policies adopted in preparing these condensed consolidated financial statements are consistent with those followed in the Group's annual consolidated financial statements for the year ended 31 March 2006.

2. TURNOVER AND SEGMENT INFORMATION

(a) Business segments

	Provision of healthcare and medical checks services		Manufacturing and sales of garment		Trading of securities		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
TURNOVER	566	-	-	1,698	-	-	566	1,698
RESULTS								
Segment results	(9,012)	-	-	240	2,203	(2,140)	(6,809)	(1,900)
Unallocated corporate income and expenses							(1,590)	(1,895)
Finance costs							(2,412)	(1,651)
Loss before taxation							(10,811)	(5,446)
Taxation							-	(8)
Loss for the period							(10,811)	(5,454)

(b) Geographical segments

The Group's operations are located in the PRC including Hong Kong and Macau and its turnover is substantially derived in the PRC including Hong Kong and Macau. Accordingly, no analysis by geographical segment is presented.

3. OTHER OPERATING INCOME

	Six months ended 30 September	
	2006	2005
	HK$'000	*HK$'000*
Interest income from bank deposits	654	–
Sundry income	–	20
	654	20

4. LOSS BEFORE TAXATION

	Six months ended 30 September	
	2006	2005
	HK$'000	*HK$'000*
Loss before taxation has been arrived at after charging:		
Depreciation of property, plant and equipment	14	508
Provision for doubtful debts	–	518

5. FINANCE COSTS

	Six months ended 30 September	
	2006	2005
	HK$'000	*HK$'000*
Interest on short-term bank loans wholly repayable within five years	336	1,651
Interest on Convertible Notes I wholly repayable within five years	2,076	–
	2,412	1,651

6. TAXATION

No provision for Hong Kong profits tax has been made in the financial statements as the companies operating in Hong Kong did not have any assessable profits arising in Hong Kong for both the current and prior periods. Taxation on overseas profits has been calculated on the estimated assessable profits for the period at the rates of taxation prevailing in the countries in which the Group operates.

No deferred tax liabilities have been recognized in the financial statements as the Group and the Company did not have material temporary differences as at 30 September 2006 and 2005.

7. LOSS PER SHARE

The calculation of basic loss per share attributable to the equity holders of the Company is based on the loss for the period attributable to the equity holders of the Company of approximately HK$10,811,000 (2005: HK$5,454,000) and on the weighted average number of ordinary shares of approximately 1,159,516,853 (2005: 882,936,853).

For the period ended 30 September 2005, diluted loss per share is based on 901,594,493 ordinary shares which is the weighted average number of ordinary shares outstanding during the period, as adjusted for the effects of the vested options outstanding during the period.

For the period ended 30 September 2006, the computation of diluted loss per share did not assume the exercise of the Company's potential ordinary shares granted under the Company's share option scheme and the conversion rights attached to the Convertible Notes I since their exercises would result in a reduction in loss per share.

8. TRADE AND OTHER RECEIVABLES

	As at 30 September 2006 *HK$'000*	As at 31 March 2006 *HK$'000*
Trade receivables, 0-60 days	124	-
Other receivables	66,497	22,765
	66,621	22,765

9. TRADE AND OTHER PAYABLES

	As at 30 September 2006 *HK$'000*	As at 31 March 2006 *HK$'000*
Trade payables, with aged analysis		
0-60 days	59	-
61-90 days	-	60
Over 90 days	1,105	1,045
	1,164	1,105
Other payables	3,466	3,904
	4,630	5,009

4. MANAGEMENT DISCUSSION AND ANALYSIS ON THE GROUP

FOR THE YEAR ENDED 31 MARCH 2004

Business Review

For the year ended 31 March 2004, the Group had resumed to profitability with a profit of approximately HK$103,000 and earnings per share of HK0.02 cents. The improved operating result was mainly attributable to the Group's continuous effort in controlling its operating cost and the disposal of certain non-profit making subsidiaries. The Board of Directors had resolved not to recommend a payment of dividend for the year.

The Group's turnover for the year under review totalled approximately HK$23.1 million, representing a slight decrease of approximately 1% as compared to the corresponding period for 2003. This decrease in turnover was attributable by the disposal of Recor International Limited and its subsidiaries ("Recor Group") in January 2004. Recor Group was engaged in the sales of audio and visual products, computers and software games and subcontracting businesses. After the disposal, the Group ceased to generate income from such businesses, resulting in a decrease of turnover as compared to full year income for the year ended 31 March 2003.

Significant Investments, Acquisition and Disposal

The various business projects undertaken by the Group over the previous years had not performed up to expectations, resulting in losses and deteriorating cash flows to the Group. The Board had been critically reviewing all the existing business operations, analyzing their respective potential and prospects, rationalizing or disposing of some of these operations in order to reduce loss. In January 2004, the Group had disposed of the Recor Group in view of its continuous loss suffered. A profit on disposal amounted to approximately HK$5.8 million was generated. The Group was still optimistic toward the future development of the electronic products, computers and software games industries. The Group had been actively and prudently seeking suitable investments with development potentials in the same industries to strengthen the Group's businesses.

In June 2003, the Group entered into a conditional agreement for the acquisition of 上海凱祥服飾有限公司 (Shanghai Kai Xiang Clothings Company Limited) ("上海凱祥") ("Shanghai Kai Xiang") for a consideration of HK$20 million. 上海凱祥 (Shanghai Kai Xiang) is a wholly foreign owned enterprise established in the PRC engaging in manufacturing and sales of garment in the PRC. The transaction was completed in November 2003. The Board expected that the investment provides an opportunity for the Group to diversify into the garment manufacturing industry in the PRC. The global garment trading was further liberate the market potential of the domestic garment industry following its entry of World Trade Organization ("WTO") and the signing of Mainland-Hong Kong Closer Economic Partnership Arrangement ("CEPA"). The Board believed that the investment would generate a positive return and would improve the liquidity position of the Group. 上海凱祥 (Shanghai Kai Xiang)

contributed to approximately HK$2.3 million of turnover and approximately HK$2.8 million of loss before tax for the year ended 31 March 2004. 上海凱祥 (Shanghai Kai Xiang) had a relatively low turnover contributed to the Group for the year ended 31 March 2004 because its manufacture and sales of garment business were not consolidated into the Group until December 2003. Due to a relatively short period of operation, the Board does not consider the figure for the four months operation of any significant relevance. Meanwhile, after being acquired by the Group, the management team of 上海凱祥 (Shanghai Kai Xiang) has undertaken active reforms in controlling operating costs and increase productivity. With the optimistic expectation from the garment industry of the market condition, the Group expected that the corresponding income from manufacturing and sales of garment will be improved in 2005. The Board will grasp the opportunities arisen from the industry consolidation and review the possibilities for acquisition of businesses related to garment industry to solidify the Group's competitiveness.

Settlement of Litigations

On the positive side, the Group had reached settlements for most of the legal cases. Details of which are set out under the heading of "Litigation" in Note 33 to the financial statements of the Company in year 2003.

Future Business and Prospects

In November, 2003, the Group entered the garment industry by acquiring 上海凱祥 (Shanghai Kai Xiang) in the PRC. The major customers of 上海凱祥 (Shanghai Kai Xiang) were local entities in Shanghai. The Group aimed at introducing new customers from both other cities in China and from overseas by extending the trading arm of the Group into these places. In January, 2004, the Group disposed of the Recor Group which conducted electronics and software games businesses. The reason for the disposal is to eliminate potential losses of this group of companies in future. The Group was seeking other potential investment opportunities in the same industry.

The Group also expanded into the property business. In March, 2004, the Group had entered into a conditional sales and purchase agreement to acquire a commercial property in Shanghai, which was expected to be completed by the end of 2004. This acquisition was strengthen the asset base of the Group. Despite the recent imposition of China's macro-economic control policy, the Board was in the opinion that the property market in China was promising in the long run, particularly in those major cities like Beijing and Shanghai. As such the Group continued seeking new investments in real estate and property development project in China.

In the year 2005, the Group would also actively look into new investment opportunities in other industries to broaden the Group's businesses while keeping the cost and expenditure of the Group at an optimal level.

Liquidity, Financial Resources and Capital Structure

As at 31 March 2004, shareholders' funds and net current assets of the Group amounted to approximately HK$43,157,000 (2003: HK$14,698,000) and HK$23,385,000 (2003: HK$11,754,000) respectively. As at 31 March 2004, the Group's gearing ratio, calculated on the basis of the Group's total liabilities over total shareholders' funds is 1.68 (2003: 1.35).

As at 31 March 2004, the Group had outstanding short-term bank loans of approximately HK$47,170,000 and other loan of approximately HK$1,980,000. The outstanding bank loans are denominated in Renminbi and the other loan is denominated in Hong Kong dollars. The short-term bank loans included an amount of RMB10,000,000 (equivalent to approximately HK$9,434,000) which is unsecured, interest bearing at 5.83% per annum and has been fully repaid in June, 2004. The remaining balance of the short-term bank loans amounting to RMB40,000,000 (equivalent to approximately HK$37,736,000) is unsecured, interest bearing at the prevailing market rates and repayable in August 2004. The other loan bears interest at 10% per annum and is repayable on demand.

In October 2003, the Company announced that it had entered into a placing agreement with a placing agent. Pursuant to the placing agreement, the Company agreed to place, through the placing agent on a fully underwritten basis, 880,000,000 placing shares to independent investors at a price of HK$0.01 per placing share. The placing shares were issued under the general mandate granted to the directors of the Company by resolution of the Company's shareholders passed at the annual general meeting of the Company held on 27 August 2003. The proceeds received by the Company amounted to approximately HK$8.8 million and were used as to (i) approximately HK$6.4 million for the acquisition of a subsidiary, 上海凱祥 (Shanghai Kai Xiang); (ii) approximately HK$1.2 million for the payment of rental expense and staff salaries; and (iii) approximately HK$1.2 million for the miscellaneous operating expenses of the Group.

In January 2004, the Company announced that it had entered into a placing agreement with a placing agent. Pursuant to the placing agreement, the Company agreed to place, through the placing agent on a fully underwritten basis, 2,000,000,000 placing shares to independent investors at a price of HK$0.01 per placing share. The proceeds received by the Company amounted to approximately HK$20 million and would be used to repay loans and liabilities of the Group, and for general working capital of the Group such as payment of staff salaries, rental expense and other operating expenses of the Group.

As at 31 March 2004, the Group had working capital of approximately HK$23,385,000 (2003: HK$11,754,000) and total bank balances of approximately HK$15,157,000 (2003: HK$2,210,000). In view of the Group's current cash balances, available banking facilities and cash revenue from business operations, it is believed that the Group has sufficient resources to meet the foreseeable working capital demands and capital expenditure.

The monetary assets and liabilities and business transaction of the Group were mainly carried and conducted in Hong Kong dollars and Renminbi. The Group maintained a prudent strategy in its foreign exchange risk management, where foreign exchange risks were

minimized via balancing the monetary assets versus monetary liabilities, and foreign exchange revenue versus foreign exchange expenditures. Besides, the exchange rate between Hong Kong dollar and Renminbi also fluctuated slightly, the Group believed that its exposure to foreign exchange risk was not material.

Employees

The Group employed approximately 10 staff in Hong Kong and approximately 200 staff in the PRC. Total staff costs for the financial year under review amounted to approximately HK$3,686,000. The Group provided its staff with various benefits including year end double pay, discretionary bonus, contributory provident fund, share options and medical insurance. Staff training was also provided as and when required.

Pledge of Assets and Contingent Liabilities

There were no charges on the Group's assets. Details of the Group's contingent liabilities as at 31 March 2004 are set out under the heading of "Litigations" in Note 33 to the financial statements of the Company in year 2004.

FOR THE YEAR ENDED 31 MARCH 2005

Business Review

For the year ended 31 March 2005, the Group has recorded a loss of approximately HK$28,769,000 and loss per share of HK3.89 cents. The Board of Directors has resolved not to recommend a payment of dividend for the year.

The Group's turnover for the year under review totalled approximately HK$4.15 million, representing a decrease of approximately 82% as compared to the corresponding period for 2004. This decrease in turnover was mainly attributable to the downturn of the garment manufacturing business of the Group.

Liquidity, Financial Resources and Capital Structure

As at 31 March 2005, shareholders' fund and net current assets of the Group amounted to HK$20,812,000 (2004: HK$43,157,000) and HK$9,821,000 (2004: HK$23,385,000) respectively. As at 31 March 2005, the Group's gearing ratio, calculated on the basis of the Group's total liabilities over total shareholders' funds is 2.48 (2004: 1.68).

As at 31 March 2005, the Group had working capital of HK$9,821,000 (2004: HK$23,385,000) and total bank balance of HK$2,146,000 (2004: HK$15,157,000). In view of the Group's current cash balances and available banking facilities, it was believed that the Group had sufficient resources to meet the foreseeable working capital demands and capital expenditure.

The monetary assets and liabilities and business transaction of the Group were mainly carried and conducted in Hong Kong dollars and Renminbi. The Group maintained a prudent strategy in its foreign exchange risk management, where foreign exchange risks were minimized via balancing the monetary assets versus monetary liabilities, and foreign exchange revenue versus foreign exchange expenditures.

Settlement of Litigations

On the positive side, the Group had reached settlements for some legal cases. Details are set out under the heading of "Litigations" in Note 29 to the financial statements of the Company in year 2005.

Future Business and Prospects

The Board had planned to take various actions in order to improve the existing garment manufacturing operations, such as, including but not limited to, tighter cost control, review of production cycles, development of new product lines and markets, both local and overseas. On the other hand, the Directors also explored different finance sources so as to stabilize the financial position of the Group. The Group was actively and prudently seeking suitable investments with development potentials to strengthen the Group's businesses.

Pledge of Assets and Contingent Liabilities

As at 31 March 2005, the Group's fixed assets with an aggregate net book value of approximately HK$10,793,000 were pledged in favour of a bank in the PRC (the "Bank") to secure a loan of RMB29,500,000 (equivalent to approximately HK$27,830,000) granted by the Bank to the Company's PRC subsidiary. Details of the Group's contingent liabilities as at 31 March 2005 are set out under the heading of "Litigations" in Note 29 to the financial statements of the Company in year 2005.

FOR THE YEAR ENDED 31 MARCH 2006

Business Review

The Group recorded a loss for the year of HK$45,346,000 in year 2006. Turnover decreased by 65% to approximately HK$1,450,000. The losses include impairment of approximately HK$36,579,000, which the management considers it necessary to recognize in the context of a substantial overhaul of the Group's business. The impairment is reflective of the market changes in the garment industry in which the Group operates and of management's decision to refine the Group's business focus to concentrate on more specialized niche markets, such as the health care market, so as to generate higher margins in the future. Impairment made serve to write down assets of the Group that management considers will not contribute within the refocused business. The process of restructuring the business, and efforts to strengthen the senior management, will continue throughout the current year.

Fair value loss on financial assets at fair value through profit or loss amounted to approximately HK$1,260,000 was recorded as the Group's investments in securities was not satisfactory due to the fluctuation of the market and securities prices.

During the year, the Company has completed several fund raising activities and thus the financial position of the Group is much strengthened. As at 31 March 2006, the Group had cash and bank balances of approximately HK$47,202,000 and investment in securities of approximately HK$16,170,000.

Prospects

Looking forward, as interest rate is still on the rise and if coupled with other factors such as the possibility of outbreak of the bird flu, the market in the year 2006 may become more volatile. Thus the Group is cautious on the performance of both its securities investment and the garment business.

In view of the increase in the public awareness of the importance of health in face of the epidemic diseases such as Acute Respiratory Syndrome (SARS) and bird flu in recent years, there is a high potential public demand for health checks services. The Group is establishing a one-stop day-time body health check centre for the provision of health check, advanced diagnostic imaging services, day care observation services and medical related services. In the health check centre there will be advanced medical technology equipment such as various diagnostic imaging systems and blood/disease testing equipments. The Centre will be located at Basement 2 of Majestic Centre, 348 Nathan Road, Kowloon, Hong Kong. Recruitment of expertise and staff and ordering of medical equipment for the health check centre has commenced since April 2006. It is anticipated that the health check centre will be opened by September 2006.

Sustained growth in PRC and economic integration with Hong Kong's economy will provide opportunities for investors. As a result, on 18 April 2006, the Group entered into a subscription agreement with Dr. Francis Choi Chee Ming for the formation of a joint venture company (the "JV Company"). The total investment of the Group in the JV Company amounts to HK$21,000,000, representing 70% of the issued share capital of the JV Company. The JV Company will be engaged in the business of healthcare and medical checks in the PRC.

Liquidity and Financial Positions

As at 31 March 2006, shareholders' fund and net current assets of the Group amounted to HK$1,873,000 (2005: HK$20,812,000) and HK$46,135,000 (2005: HK$9,821,000) respectively.

As at 31 March 2006, the Group's bank balances and cash amounted to HK$47,202,000 (2005: HK$2,146,000). In view of the Group's bank balances and cash and net current assets, it is believed that the Group has sufficient resources to meet the foreseeable working capital demands and capital expenditure.

The monetary assets and liabilities and business transaction of the Group are mainly carried and conducted in Hong Kong dollars and Renminbi. The Group maintain a prudent strategy in its foreign exchange risk management, where foreign exchange risk are minimized via balancing the monetary assets versus monetary liabilities, and foreign exchange revenue versus foreign exchange expenditures.

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

Business review

For the six months ended 30 September 2006, the Group's turnover was HK$566,000 (2005: HK$1,698,000), representing a decrease of 66.7% as compared to the corresponding period of last year. The decrease in turnover was mainly attributable to the realignment of business from garment business to health care business.

Loss attributable to the equity holders of the Company for the six months ended 30 September 2006 was HK$10,811,000 (2005: HK$5,454,000). The decrease was mainly attributable for the expenses incurred in the establishing of a new health check centre at Nathan Road, Kowloon.

Prospects

Garment business

Intense competition is expected to continue in the garment business in China. Hence, management had decided to refine the Group's business from garment industry to health care and medical industry so as to generate higher profit margins in future.

Securities trading business

With the steady improvement of Hong Kong's economic environment, the securities market continued to remain healthy. Gain on financial assets at fair value amounted to approximately HK$2,203,000 was recorded.

Health care and medical services

The Group started its business in June 2006 by providing health check referral services to patients. In addition, a well-planned one-stop health check centre will start serving the public by early 2007. It is located at Nathan Road, Kowloon with approximately 20,000 sq. ft. decorated as unrivalled comfort and luxurious style, which is largely different from other general centres, laboratories or hospitals providing similar services. The centre is the most advanced and comprehensive health check and laboratory service provider outside major hospitals in Hong Kong. The health check centre is installed with some of the most advanced diagnostic equipments such as MRI system, PET/CT Scanner and Mammography System etc. for providing diagnostic imaging health check services. We trust it could lead the community to a healthy life by providing professional and dedicated services through advanced diagnostic technology and equipment. We are also confident to be the market leader in the Asia Pacific region in the near future. The high-end health check business has a relatively higher entry barrier as the business requires high capital investment and professional human resources. In light of the increasing public awareness towards preventive health care and the high entry barrier of the business, our health check and diagnostic service is anticipated to contribute substantial income to the Group.

The Group will continue to strengthen the network in Hong Kong through setting up of satellite diagnostic centres or by acquisitions.

The proposed acquisition of Polyray and Polylight in October 2006 is a significant development for the Group as such acquisition can diversify the Group's business. Polyray and Polylight have four branches operated under the name of "Opus". Opus is believed to be one of the top three medical diagnostic companies in Hong Kong with well-established reputation in the industry. The acquisition greatly increased the Groups's network in Hong Kong. In addition, the synergy and our experienced management can make the Group to have a rapid growth in future.

Substantial growth in Macau and economic integration with Hong Kong's economy will provide opportunities for investor. Our Group will search for possible acquisitions or co-operate with other local parties for the business in Macau.

In order to better reflect our intention of emphasizing on health check industry, the Company is renamed as "Hong Kong Health Check and Laboratory Holdings Company Limited" in October 2006.

Liquidity and financial resources

As at 30 September 2006, shareholders' fund and net current assets of the Group amounted to HK$62,000 (31 March 2006: HK$1,873,000) and HK$44,986,000 (31 March 2006: HK$46,135,000) respectively.

As at 30 September 2006, the Group's bank balances and cash amounted to HK$34,796,000 (31 march 2006: HK$47,202,000). In view of the Group's bank balances and cash and net current assets, it is believed that the Group has sufficient resources to meet the foreseeable working capital demands and capital expenditure.

The monetary assets and liabilities and business transaction of the Group are mainly carried and conducted in Hong Kong dollars and Renminbi. The Group maintain a prudent strategy in its foreign exchange risk management, where foreign exchange risk are minimized via balancing the monetary assets versus monetary liabilities, and foreign exchange revenue versus foreign exchange expenditures.

Post balance sheet event

The following events occurred subsequent to the interim report date:

On 9 December 2005, the Company entered into a convertible notes placing agreement with a placing agent. Pursuant to the convertible notes placing agreement, the placing agent agreed to place, up to an aggregate principal amount of HK$60,000,000 convertible notes ("Convertible notes II"). On 4 September 2006, the Company received notice from the Placing Agent exercising its right to place (the "Tranche One Placing") Convertible Notes II of an aggregate principal amount of HK$40,000,000. Completion of the Tranche One Placing took place on 3 October 2006.

On 17 October 2006, the Company entered into the Polyray Sale Agreement and Polylight Sale Agreement. Pursuant to the Polyray Sale Agreement, the Company conditionally agreed to acquire the entire issued share capital of Polyray at a total cash consideration of HK$27,000,000. Pursuant to the Polylight Sale Agreement, the Company conditionally agreed to acquire the remaining issued share capital of Polylight at a cash consideration of HK$7,250,000. The acquisition constitutes a very substantial acquisition on the part of the Company under the Listing Rules. The acquisition requires the approval by the shareholders of the Company at the special general meeting.

5. INDEBTEDNESS STATEMENT

Borrowings

As at the close of business on 30 September 2006, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Enlarged Group had outstanding borrowings of approximately HK$130.1 million, comprising the following:

(i) The convertible notes with a principal amount of HK$60 million (the "Convertible Notes I") issued by the Company on 23 February 2006 to Top Act Group Limited, an indirect, wholly owned subsidiary of Town Health International Holdings Company Limited. The Convertible Notes bear interest at 1% per annum payable half yearly in arrears. The maturity date of the Convertible Notes I is the date falling on the fourth anniversary of the date of issue of the Convertible Notes I. Any unredeemed and unconverted Convertible Notes I will be redeemed at 100% of the outstanding principal amount together with any accrued interest in cash;

(ii) Secured bank borrowings of approximately HK$35.0 million, comprising an instalment loan of approximately HK$23.6 million, a revolving loan of HK$8.0 million and bank overdrafts of approximately HK$3.4 million. The secured bank borrowings are secured by a fixed charge on certain machinery of the Group, a charge over fixed deposits and a corporate guarantee executed by the Company;

(iii) Unsecured bank borrowings of approximately HK$34.8 million which are denominated in Chinese Renminbi and are repayable on demand or within one year;

(iv) Other loan of approximately HK$240,000 repayable on demand; and

(v) Obligations under finance leases of approximately HK$38,000 repayable within one year.

Disclaimer

Save as aforesaid and the litigation as disclosed under the paragraph headed "Litigation" in appendix V to this circular or as otherwise disclosed herein, and apart from intra-group liabilities and normal trade payables, as at the close of business on 30 September 2006, the Enlarged Group did not have any debt securities issued and outstanding or agreed to be issued, bank overdrafts, loans or other similar indebtedness, liabilities under acceptance or acceptance credits, debentures, mortgages, charges, hire purchase or finance lease commitments, guarantees or other material contingent liabilities.

6. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 March 2006, being the date to which the latest published audited consolidated financial statements of the Group were made up.

7. WORKING CAPITAL

The Directors are of the opinion that, after taking into account the estimated net proceeds to be derived from the placing of the Convertible Notes II (as announced by the Company on 4 September 2006 and as defined therein), the existing banking facilities and the financial resources available to the Enlarged Group and in the absence of unforeseen circumstances, the Enlarged Group will have sufficient working capital for its present requirements, that is for at least the next 12 months from the date of this circular.

A. ACCOUNTANTS' REPORT ON POLYRAY

The following is the text of a report, prepared for the sole purpose of inclusion in this circular, received from the reporting accountants of Polyray, HLB Hodgson Impey Cheng, Chartered Accountants, Certified Public Accountants, Hong Kong. As described in the paragraph headed "Documents Available for Inspection" in appendix V, a copy of the following accountants' report is available for inspection.

HLB 國衛會計師事務所
Hodgson Impey Cheng

Chartered Accountants
Certified Public Accountants

31/F, Gloucester Tower
The Landmark
11 Pedder Street
Central
Hong Kong

15 November 2006

The Directors
Hong Kong Health Check and Laboratory Holdings Company Limited
Shop 2B & 2C, Level 1
Hilton Plaza Commercial Centre
3-9 Shatin Centre Street
Shatin, New Territories
Hong Kong

Dear Sirs,

INTRODUCTION

We set out below our audit report on the financial information in respect of Polyray Technology Limited ("Polyray"), including the balance sheets as at 31 December 2003, 2004 and 2005 and 31 August 2006, the income statements, cash flow statements and statements of changes in equity for the years ended 31 December 2003, 2004 and 2005 and the eight-month period ended 31 August 2006 (the "Relevant Periods"), and the notes thereto (the "Financial Information"), for inclusion in the circular of Hong Kong Health Check and Laboratory Holdings Company Limited dated 15 November 2006 (the "Circular").

In addition, we set out below our review report on the comparative financial information of Polyray, including the income statement, cash flow statement and statement of changes in equity for the eight-month period ended 31 August 2005, and the notes thereto (the "Comparative Financial Information"), for inclusion in the Circular.

AUDIT REPORT ON THE FINANCIAL INFORMATION FOR THE RELEVANT PERIODS

Basis of preparation of the Financial Information for the Relevant Periods

The statutory financial statements of Polyray for the years ended 31 December 2003, 2004 and 2005 were prepared in accordance with accounting principles generally accepted in Hong Kong and were audited by KPMG, Certified Public Accountants, Hong Kong. The management accounts of Polyray for the eight-month periods ended 31 August 2005 and 2006 were unaudited.

The Financial Information of Polyray has been prepared by the directors of Polyray (the "Polyray Directors") based on the audited financial statements and unaudited management accounts of Polyray for the Relevant Periods and in accordance with accounting principles generally accepted in Hong Kong and the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Respective responsibilities of the Polyray Directors and the reporting accountants

The Polyray Directors are responsible for the preparation of the Financial Information of Polyray which gives a true and fair view. In preparing the Financial Information of Polyray which gives a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently. The directors of Hong Kong Health Check and Laboratory Holdings Company Limited are responsible for the contents of the Circular in which this report is included. It is our responsibility to form an independent opinion, based on our audit, on the Financial Information of Polyray.

Basis of opinion

As a basis for forming an opinion on the Financial Information of Polyray, for the purpose of this report, we have audited the Financial Information of Polyray for the Relevant Periods in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and have carried out such additional procedures as we consider necessary in accordance with the Auditing Guideline 3.340 "Prospectuses and the reporting accountant" issued by the HKICPA.

An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Information of Polyray. It also includes an assessment of the significant estimates and judgments made by the Polyray Directors in the preparation of the Financial Information of Polyray, and of whether the accounting policies are appropriate to the circumstances of Polyray, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the Financial Information of Polyray is free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of the Financial Information of Polyray. We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, for the purposes of this report, the Financial Information gives a true and fair view of the results and cash flows of Polyray for each of the Relevant Periods, and of the balance sheets of Polyray as at 31 December 2003, 2004 and 2005 and 31 August 2006.

REVIEW REPORT ON THE COMPARATIVE FINANCIAL INFORMATION

Respective responsibilities of the Polyray Directors and the reporting accountants

The Polyray Directors are also responsible for the preparation of the unaudited Comparative Financial Information of Polyray.

It is our responsibility to form an independent conclusion, based on our review, on the Comparative Financial Information of Polyray.

Review work performed

For the purpose of this report, we have also reviewed the Comparative Financial Information of Polyray in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the HKICPA. A review consists principally of making enquires of management and applying analytical procedures to the Comparative Financial Information of Polyray and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the Comparative Financial Information of Polyray.

Review conclusion

On the basis of our review which does not constitute an audit, for the purpose of this report, we are not aware of any material modifications that should be made to the Comparative Financial Information of Polyray for the eight-month period ended 31 August 2005.

1. THE FINANCIAL INFORMATION

A. Income Statements

	Notes	Year ended 31/12/2003 HK$'000	Year ended 31/12/2004 HK$'000	Year ended 31/12/2005 HK$'000	8 months ended 31/08/2005 HK$'000 (Unaudited)	8 months ended 31/08/2006 HK$'000
Turnover	4	30,792	33,689	28,607	19,355	16,380
Other revenue	5	1,591	1,467	1,978	1,111	700
Materials and consumables		(6,037)	(5,415)	(4,245)	(2,944)	(2,360)
Staff costs	7	(12,396)	(14,338)	(13,127)	(8,606)	(7,387)
Depreciation		(1,313)	(1,586)	(1,509)	(1,012)	(1,032)
Management fees		(6,699)	(7,162)	(6,156)	(4,104)	(2,676)
Other operating expenses		(5,080)	(5,325)	(4,922)	(3,291)	(3,246)
Finance costs	8	(138)	(127)	(69)	(51)	(19)
Profit before taxation	6	720	1,203	557	458	360
Income tax	9	(1,140)	(783)	(557)	(458)	(360)
Profit/(Loss) for the year/period		(420)	420	–	–	–
Dividends		–	–	–	–	–

Earnings/(Loss) per share

Earnings/(Loss) per share has not been presented as such information is not considered meaningful having regard to the purpose of this report.

B. Balance Sheets

	Notes	As at 31/12/2003 HK$'000	As at 31/12/2004 HK$'000	As at 31/12/2005 HK$'000	As at 31/08/2006 HK$'000
Non-current assets					
Fixed assets	10	4,752	5,595	5,068	4,340
Interest in a jointly controlled entity	11	1,600	1,600	1,600	1,600
		6,352	7,195	6,668	5,940
Current assets					
Inventories	12	321	331	283	283
Trade receivables	13	4,473	4,378	3,231	2,736
Deposits, prepayments and other receivables	13	656	708	769	923
Loan due from a jointly controlled entity	14	600	600	–	–
Loan due from a fellow subsidiary	14	3,500	–	–	–
Taxation recoverable	17	358	–	–	–
Cash and cash equivalents		2,345	5,940	3,149	3,578
		12,253	11,957	7,432	7,520
Total assets		18,605	19,152	14,100	13,460
Current liabilities					
Other payables and accruals	15	2,197	2,050	1,295	1,189
Amounts due to shareholders	14	448	850	657	111
Amount due to a jointly controlled entity	14	3,977	4,244	174	487
Amount due to a fellow subsidiary	14	580	309	783	411
Obligations under finance leases	16	349	393	365	76
Taxation payable	17	–	121	6	429
		7,551	7,967	3,280	2,703
Net current assets		4,702	3,990	4,152	4,817
Total assets less current liabilities		11,054	11,185	10,820	10,757

	Notes	As at 31/12/2003 HK$'000	As at 31/12/2004 HK$'000	As at 31/12/2005 HK$'000	As at 31/08/2006 HK$'000
Non-current liabilities					
Obligations under finance leases	16	745	365	–	–
Deferred taxation	17	200	291	291	228
		945	656	291	228
NET ASSETS		10,109	10,529	10,529	10,529
CAPITAL AND RESERVES					
Equity attributable to the equity holders of Polyray					
Share capital	18	17	17	17	17
Share premium		23,021	23,021	23,021	23,021
Accumulated losses		(12,929)	(12,509)	(12,509)	(12,509)
Total equity		10,109	10,529	10,529	10,529

C. Cash Flow Statements

	Year ended 31/12/2003	Year ended 31/12/2004	Year ended 31/12/2005	8 months ended 31/08/2005	8 months ended 31/08/2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
Cash flows from operating activities					
Profit before taxation	720	1,203	557	458	360
Adjustments for:					
Depreciation	1,313	1,586	1,509	1,012	1,032
Loss on disposal of fixed assets	209	–	–	–	–
Interest income	(98)	(93)	(42)	(19)	(43)
Finance charges on obligations under finance leases	138	127	69	51	19
Operating cash flows before changes in working capital	2,282	2,823	2,093	1,502	1,368
Inventories	(155)	(10)	48	64	-
Trade receivables	(381)	95	1,147	1,281	495
Deposits, prepayments and other receivables	114	(52)	(61)	(1,180)	(154)
Loan due from a fellow subsidiary	–	3,500	–	–	–
Loan due from a jointly controlled entity	–	-	600	600	-
Amounts due to shareholders	401	402	(193)	(178)	(546)
Other payables and accruals	456	(147)	(755)	(162)	(106)
Amount due to a fellow subsidiary	(123)	(271)	474	1,819	(372)
Amount due to a jointly controlled entity	1,038	267	(4,070)	(185)	313
Cash (used in)/generated from operations	3,632	6,607	(717)	3,561	998
Interest received	98	93	42	19	43
Hong Kong profits tax paid	(1,012)	(213)	(672)	–	–
Net cash (used in)/generated from operating activities	2,718	6,487	(1,347)	3,580	1,041
Cash flows from investing activities					
Purchase of fixed assets	(2,448)	(2,429)	(982)	(820)	(304)
Interest element of finance lease rentals paid	(138)	(127)	(69)	(51)	(19)
Net cash used in investing activities	(2,586)	(2,556)	(1,051)	(871)	(323)

	Year ended 31/12/2003	Year ended 31/12/2004	Year ended 31/12/2005	8 months ended 31/08/2005	8 months ended 31/08/2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
				(Unaudited)	
Cash flows from financing activities					
Capital element of finance lease rentals paid	(324)	(336)	(393)	(256)	(289)
Net cash used in financing activities	(324)	(336)	(393)	(256)	(289)
Net increase/(decrease) in cash and cash equivalents	(192)	3,595	(2,791)	2,453	429
Cash and cash equivalents brought forward	2,537	2,345	5,940	5,940	3,149
Cash and cash equivalents carried forward	2,345	5,940	3,149	8,393	3,578
Analysis of the balances of cash and cash equivalents					
Cash at bank and on hand	2,345	5,940	3,149	8,393	3,578
Cash and cash equivalents in the balance sheets and the cash flow statements	2,345	5,940	3,149	8,393	3,578

D. Statements of Changes in Equity

	Share capital *HK$'000*	Share premium *HK$'000*	Accumulated losses *HK$'000*	Total equity *HK$'000*
Balance as at 1 January 2003	17	23,021	(12,509)	10,529
Loss for the year	–	–	(420)	(420)
Balance as at 1 January 2004	17	23,021	(12,929)	10,109
Profit for the year	–	–	420	420
Balance as at 1 January 2005	17	23,021	(12,509)	10,529
Result for the year	–	–	–	–
Balance as at 1 January 2006	17	23,021	(12,509)	10,529
Result for the period	–	–	–	–
Balance as at 31 August 2006	17	23,021	(12,509)	10,529
Balance as at 1 January 2005	17	23,021	(12,509)	10,529
Result for the period	–	–	–	–
Balance as at 31 August 2005, unaudited	17	23,021	(12,509)	10,529

2. GENERAL

Polyray Technology Limited ("Polyray") is a company incorporated and domiciled in Hong Kong and has its registered office and principal place of business at Room 1802-03, Leighton Centre, 77 Leighton Road, Causeway Bay, Hong Kong.

The directors of Polyray (the "Polyray Directors") consider the controlling shareholders as at 31 August 2006 to be BUPA Health Care Hong Kong Limited (which was incorporated in the British Virgin Islands) and Double Court Company Limited (which was incorporated in Hong Kong).

The principal activity of Polyray is the provision of medical diagnostic services in Hong Kong.

3. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The Financial Information has been prepared in accordance with all applicable Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and the Hong Kong Companies Ordinance.

A summary of the significant accounting policies adopted by Polyray is set out below.

(b) Basis of preparation of the Financial Information

The measurement basis used in the preparation of the Financial Information is the historical cost basis.

The preparation of financial statements in conformity with HKFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

(c) Revenue recognition

Provided it is probable that the economic benefits will flow to Polyray and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in the income statement as follows:

Service income

Income from medical diagnostic and other related services is recognized when the services are rendered.

(d) Jointly controlled entity

A jointly controlled entity is an entity which operates under a contractual arrangement between Polyray and other parties, where the contractual arrangement establishes that Polyray and one or more of the other parties share joint control over the economic activity of the entity.

In Polyray's balance sheet, its investment in a jointly controlled entity is stated at cost less impairment losses (see note 3(g)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the investor or venturer, in which case, it is stated at fair value with changes in fair value recognized in the income statement as they arise.

(e) Fixed assets and depreciation

Fixed assets are stated at cost less depreciation and impairment losses (see note 3(g)). Depreciation is calculated to write-off the cost of fixed assets on the straight-line basis over their estimated useful lives as follows:

Leasehold improvements	Over the term of the lease
Furniture and fixtures	6 years
Medical equipment	6 years
Computer equipment	6 years

Both the useful life of an asset and its residual value, if any, are reviewed annually.

Gains or losses arising from the retirement or disposal of an item of fixed assets are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in the income statement on the date of retirement or disposal.

(f) Leased assets

Assets that are held by Polyray under leases which transfer to Polyray substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to Polyray are classified as operating leases.

(i) Assets acquired under finance leases

Where Polyray acquires the use of assets under finance leases, the amounts representing the fair value of the leased assets, or, if lower, the present value of the minimum lease payments of such assets, are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost of the assets in equal annual amounts over the term of the relevant lease or, where it is likely Polyray will obtain ownership of the asset, the life of the asset, as set out in note 3(e). Impairment losses are accounted for in accordance with the accounting policy as set out in note 3(g). Finance charges implicit in the lease payments are charged to the income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are written off as an expense of the accounting period in which they are incurred.

(ii) Operating lease charges

Where Polyray has the use of assets under operating leases, payments made under the leases are charged to the income statement in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in the income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the income statement in the accounting period in which they are incurred.

(g) Impairment of assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that fixed assets and interest in a jointly controlled entity may be impaired. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognized whenever the carrying amount of an asset exceeds its recoverable amount.

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

(h) Inventories

Inventories are carried at the lower of cost and net realizable value.

Cost is calculated on a first-in-first-out basis and comprises all costs of purchase, cost of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

(i) Trade and other receivables (including loans due from a jointly controlled entity and a fellow subsidiary)

Trade and other receivables are initially recognized at fair value and thereafter stated at amortized cost less impairment losses and provision for bad and doubtful debts, except where the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less impairment losses and provision for bad and doubtful debts.

Impairment losses for bad and doubtful debts are measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted where the effect of discounting is material.

(j) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of Polyray's cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement.

(k) Other payables (including amounts due to shareholders, amount due to a jointly controlled entity and amount due to a fellow subsidiary)

Other payables are initially recognized at fair value and thereafter stated at amortized cost unless the effect of discounting would be immaterial, in which case, they are stated at cost.

(l) Provisions and contingent liabilities

Provisions are recognized for liabilities of uncertain timing or amount when Polyray has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(m) Income tax

(i) Income tax for the period comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in the income statement except to the extent that they related to items recognized directly in equity, in which case they are recognized in equity.

(ii) Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(iii) Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits. Apart from differences which arise on initial recognition of assets and liabilities, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilized, are recognized.

The amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

(n) Translation of foreign currencies

Foreign currency transactions during the period are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Exchange gains and losses are dealt with in the income statement.

(o) Employee benefits

Salaries, annual bonuses, paid annual leave, contributions to defined contribution plans and the cost of non-monetary benefits are accrued in the period in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(p) Related parties

Parties are considered to be related to Polyray if Polyray has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where Polyray and the party are subject to common control or common significant influence. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of Polyray where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of Polyray or of any entity that is a related party of Polyray.

4. TURNOVER AND SEGMENT INFORMATION

Turnover represents the invoiced value of diagnostic and other related services rendered.

Polyray operates in one business and geographical segment which is the provision of medical diagnostic services in Hong Kong. Accordingly no business segment or geographical segment information is presented.

5. OTHER REVENUE

	Year ended 31/12/2003 HK$'000	Year ended 31/12/2004 HK$'000	Year ended 31/12/2005 HK$'000	8 months ended 31/08/2005 HK$'000 (Unaudited)	8 months ended 31/08/2006 HK$'000
Management fee income from a jointly controlled entity, Polylight Technology Limited	1,493	1,374	1,936	1,092	657
Interest income from a fellow subsidiary	96	93	42	19	43
Interest income from bank deposits	2	–	–	–	–
	1,591	1,467	1,978	1,111	700

6. PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging:

	Year ended 31/12/2003 HK$'000	Year ended 31/12/2004 HK$'000	Year ended 31/12/2005 HK$'000	8 months ended 31/08/2005 HK$'000 (Unaudited)	8 months ended 31/08/2006 HK$'000
Depreciation					
– Assets held for use under finance leases	346	348	197	131	131
– Other assets	967	1,238	1,312	881	901
	1,313	1,586	1,509	1,012	1,032
Auditors' remuneration	72	102	30	20	32
Operating lease charges on properties	1,241	1,061	1,003	665	746
Loss on disposal of fixed assets	209	–	–	–	–

7. STAFF COSTS

(a) Total staff costs

	Year ended 31/12/2003 HK$'000	Year ended 31/12/2004 HK$'000	Year ended 31/12/2005 HK$'000	8 months ended 31/08/2005 HK$'000 (Unaudited)	8 months ended 31/08/2006 HK$'000
Salaries, wages and other benefits	12,180	14,084	12,862	8,442	7,244
Contribution to defined contribution retirement scheme	216	254	265	164	143
Total, including Polyray Directors' remuneration	12,396	14,338	13,127	8,606	7,387

(b) Polyray Director's remuneration

The remuneration of each of the Polyray Directors for the years ended 31 December 2003, 2004 and 2005, and the eight-month periods ended 31 August 2005 and 2006, respectively are set out below:

	Year ended 31/12/2003 HK$'000	Year ended 31/12/2004 HK$'000	Year ended 31/12/2005 HK$'000	8 months ended 31/08/2005 HK$'000 (Unaudited)	8 months ended 31/08/2006 HK$'000
Damien Vincent Marmion	–	–	–	–	–
Matthew Ngan Man Wong	–	–	–	–	–
Kenny Hui King Leuk	–	–	–	–	–
Keith Biddlestone	–	–	–	–	–
Wong Kin Fung	–	–	–	–	–
Cheng On Cheong	2,094	–	–	–	–
Kung Wing Ho	268	–	–	–	–
Edward Oh Keng Hoe	–	–	–	–	–
James MH Banner	–	–	–	–	–
Andrew Wong Yan King	–	–	–	–	–
Au Yuet Shan	–	–	–	–	–
	2,362	–	–	–	–

There were no amounts paid during the Relevant Periods to the Polyray Directors in connection with an inducement to join or as compensation for loss of office. Save as disclosed above, no remuneration has been provided as payable in respect of the Relevant Periods by Polyray to the Polyray Directors.

(c) Employees' emoluments

The emoluments of the five highest paid employees of Polyray (excluding the Polyray Directors) for the years ended 31 December 2003, 2004 and 2005, and the eight-month periods ended 31 August 2005 and 2006, respectively, are as follows:

	Year ended 31/12/2003	**Year ended 31/12/2004**	**Year ended 31/12/2005**	**8 months ended 31/08/2005**	**8 months ended 31/08/2006**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
Salaries, wages and other benefits	1,361	1,437	1,576	960	1,070
Contribution to defined contribution retirement scheme	46	57	57	38	38
Total	1,407	1,494	1,633	998	1,108

The number of highest paid employees of Polyray (excluding the Polyray Directors) whose emoluments fall within the following band:

Nil to HK$1,000,000	5	5	5	5	5

(d) Compensation to key management personnel

The Polyray Directors consider that they are the only key management personnel of Polyray and details of their compensation have been disclosed above.

8. FINANCE COSTS

	Year ended 31/12/2003 *HK$'000*	Year ended 31/12/2004 *HK$'000*	Year ended 31/12/2005 *HK$'000*	8 months ended 31/08/2005 *HK$'000* (Unaudited)	8 months ended 31/08/2006 *HK$'000*
Finance charges on obligations under finance leases wholly repayable within five years	138	127	69	51	19

9. INCOME TAX

(a) Income tax in the income statements represents:

	Year ended 31/12/2003 *HK$'000*	Year ended 31/12/2004 *HK$'000*	Year ended 31/12/2005 *HK$'000*	8 months ended 31/08/2005 *HK$'000* (Unaudited)	8 months ended 31/08/2006 *HK$'000*
Current tax					
Provision for Hong Kong profits tax	650	731	647	508	382
Under/(Over) provision in respect of prior years	290	(39)	(90)	(50)	41
	940	692	557	458	423
Deferred tax					
Origination and reversal of temporary differences	200	91	–	–	(63)
	1,140	783	557	458	360

The provision for Hong Kong profits tax is calculated at 17.5% of the estimated assessable profits for each of the Relevant Periods.

(b) Reconciliation between income tax expense and profit before taxation at applicable tax rates:

	Year ended 31/12/2003 HK$'000	Year ended 31/12/2004 HK$'000	Year ended 31/12/2005 HK$'000	8 months ended 31/08/2005 HK$'000 (Unaudited)	8 months ended 31/08/2006 HK$'000
Profit before taxation	720	1,203	557	458	360
Notional tax on profit before taxation, calculated at the Hong Kong profits tax rate of 17.5%	126	210	97	80	63
Tax effect of deferred tax liabilities not recognized	89	50	24	16	13
Under/(Over) provision in respect of prior years	290	(39)	(90)	(50)	41
Tax effect on non-deductible expenses	635	562	534	415	251
Tax effect on non-taxable income	–	–	(8)	(3)	(8)
Actual tax expense	1,140	783	557	458	360

10. FIXED ASSETS

	Leasehold improvements HK$'000	Furniture and fixtures HK$'000	Medical equipment HK$'000	Computer equipment HK$'000	Total HK$'000
Cost:					
As at 1 January 2003	909	2,272	16,315	663	20,159
Additions/disposals	344	9	1,832	263	2,448
Written-off during the year	–	–	(569)	–	(569)
As at 1 January 2004	1,253	2,281	17,578	926	22,038
Additions	111	51	2,091	176	2,429
As at 1 January 2005	1,364	2,332	19,669	1,102	24,467
Additions	135	–	510	337	982
As at 1 January 2006	1,499	2,332	20,179	1,439	25,449
Additions/disposals	16	(14)	302	–	304
As at 31 August 2006	1,515	2,318	20,481	1,439	25,753

	Leasehold improvements *HK$'000*	Furniture and fixtures *HK$'000*	Medical equipment *HK$'000*	Computer equipment *HK$'000*	Total *HK$'000*
Accumulated depreciation:					
As at 1 January 2003	351	2,070	13,531	381	16,333
Charge for the year	170	73	890	180	1,313
Written-off during the year	–	–	(360)	–	(360)
As at 1 January 2004	521	2,143	14,061	561	17,286
Charge for the year	215	100	1,069	202	1,586
As at 1 January 2005	736	2,243	15,130	763	18,872
Charge for the year	240	41	1,029	199	1,509
As at 1 January 2006	976	2,284	16,159	962	20,381
Charge for the period	159	8	701	164	1,032
As at 31 August 2006	1,135	2,292	16,860	1,126	21,413
Net book value:					
As at 31 August 2006	380	26	3,621	313	4,340
As at 31 December 2005	523	48	4,020	477	5,068
As at 31 December 2004	628	89	4,539	339	5,595
As at 31 December 2003	732	138	3,517	365	4,752

	As at 31/12/2003 *HK$'000*	As at 31/12/2004 *HK$'000*	As at 31/12/2005 *HK$'000*	As at 31/08/2006 *HK$'000*
Net book value of assets held under finance leases	873	525	328	197

11. INTEREST IN A JOINTLY CONTROLLED ENTITY

	As at 31/12/2003 *HK$'000*	As at 31/12/2004 *HK$'000*	As at 31/12/2005 *HK$'000*	As at 31/08/2006 *HK$'000*
Unlisted shares, at cost	1,600	1,600	1,600	1,600

Name of jointly controlled entity	Form of business structure	Place of incorporation and operation	Particulars of issued and paid up capital	Percentage of ownership interest held by Polyray	Principal activity
Polylight Technology Limited	Incorporated	Hong Kong	3,200,000 ordinary shares of HK$1 each	50%	Provision of medical magnetic resonance imaging services

Summary financial information on interest in a jointly controlled entity

The assets, liabilities, revenues and results not accounted for using the equity method are as follows:

	Assets *HK$'000*	Liabilities *HK$'000*	Equity *HK$'000*	Revenues *HK$'000*	Profit/ (loss) *HK$'000*
For the year ended 31 December 2003					
100%	10,794	7,594	3,200	12,343	–
Polyray's effective interest	5,397	3,797	1,600	6,172	–
For the year ended 31 December 2004					
100%	9,920	6,646	3,274	11,437	74
Polyray's effective interest	4,960	3,323	1,637	5,719	37

	Assets *HK$'000*	Liabilities *HK$'000*	Equity *HK$'000*	Revenues *HK$'000*	Profit/ (loss) *HK$'000*
For the year ended 31 December 2005					
100%	6,037	2,837	3,200	11,816	(74)
Polyray's effective interest	3,019	1,419	1,600	5,908	(37)
For the period ended 31 August 2006					
100%	3,932	732	3,200	6,450	–
Polyray's effective interest	1,966	366	1,600	3,225	–

The cumulative unrecognized profits of the jointly controlled entity amounted to Nil, HK$37,000, Nil, and Nil as at 31 December 2003, 2004 and 2005 and 31 August 2006, respectively.

12. INVENTORIES

	As at 31/12/2003 *HK$'000*	As at 31/12/2004 *HK$'000*	As at 31/12/2005 *HK$'000*	As at 31/08/2006 *HK$'000*
Clinic supplies	164	150	171	171
Laboratory supplies	157	181	112	112
	321	331	283	283

13. TRADE RECEIVABLES, DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES

Trade receivables, deposits, prepayments and other receivables are expected to be recovered within one year.

The credit policy of Polyray is set out in note 20. The aged analyses of trade receivables as at the balance sheet dates are as follows:

	As at 31/12/2003 *HK$'000*	As at 31/12/2004 *HK$'000*	As at 31/12/2005 *HK$'000*	As at 31/08/2006 *HK$'000*
Current	1,271	1,403	1,006	1,120
31 – 60 days	1,361	1,202	249	596
61 – 90 days	926	856	948	417
Over 90 days	915	917	1,044	623
	4,473	4,378	3,247	2,756
Less: Provision for bad and doubtful debts	–	–	(16)	(20)
	4,473	4,378	3,231	2,736

14. LOANS AND AMOUNTS DUE FROM/TO A FELLOW SUBSIDIARY, A JOINTLY CONTROLLED ENTITY AND SHAREHOLDERS

These amounts are interest free, unsecured and have no fixed terms for repayment.

15. OTHER PAYABLES AND ACCRUALS

Other payables and accruals are expected to be settled within one year.

16. OBLIGATIONS UNDER FINANCE LEASES

As at the balance sheet dates, Polyray had obligations under finance leases repayable as follows:

As at 31 December 2003

	Present value of minimum lease payments *HK$'000*	Interest expense relating to future periods *HK$'000*	Total minimum lease payments *HK$'000*
Within one year	349	113	462
More than one year but not exceeding two years	393	68	461
More than two years but not exceeding five years	352	34	386
	745	102	847
	1,094	215	1,309

As at 31 December 2004

	Present value of minimum lease payments *HK$'000*	Interest expense relating to future periods *HK$'000*	Total minimum lease payments *HK$'000*
Within one year	393	68	461
More than one year but not exceeding two years	365	20	385
More than two years but not exceeding five years	–	–	–
	365	20	385
	758	88	846

As at 31 December 2005

	Present value of minimum lease payments	Interest expense relating to future periods	Total minimum lease payments
	HK$'000	*HK$'000*	*HK$'000*
Within one year	365	20	385
More than one year but not exceeding two years	–	–	–
More than two years but not exceeding five years	–	–	–
	–	–	–
	365	20	385

As at 31 August 2006

	Present value of minimum lease payments	Interest expense relating to future periods	Total minimum lease payments
	HK$'000	*HK$'000*	*HK$'000*
Within one year	76	1	77
More than one year but not exceeding two years	–	–	–
More than two years but not exceeding five years	–	–	–
	–	–	–
	76	1	77

17. INCOME TAX IN THE BALANCE SHEETS

(a) Current taxation in the balance sheets represents:

	As at 31/12/2003 *HK$'000*	As at 31/12/2004 *HK$'000*	As at 31/12/2005 *HK$'000*	As at 31/08/2006 *HK$'000*
Provision for Hong Kong profits tax				
– current year/period	650	731	647	382
– prior years	–	–	–	47
Provisional profits tax paid	(1,008)	(610)	(641)	–
Taxation payable/ (recoverable)	(358)	121	6	429

(b) Deferred tax liabilities recognized:

The components of deferred tax liabilities recognized in the balance sheets and the movements during the Relevant Periods are as follows:

	As at 31/12/2003 *HK$'000*	As at 31/12/2004 *HK$'000*	As at 31/12/2005 *HK$'000*	As at 31/08/2006 *HK$'000*
As at the beginning of the year/period	–	200	291	291
Charged/(credited) to the income statement	200	91	–	(63)
As at the end of the year/period	200	291	291	228

The deferred tax liability relates to the tax effect of the excess of depreciation allowances claimed for tax purposes over related depreciation expense.

18. SHARE CAPITAL

	As at 31/12/2003 *HK$'000*	As at 31/12/2004 *HK$'000*	As at 31/12/2005 *HK$'000*	As at 31/08/2006 *HK$'000*
Authorized:				
100,000 ordinary shares of HK$1 each	100	100	100	100
Issued and fully paid:				
17,000 ordinary shares of HK$1 each	17	17	17	17

19. COMMITMENTS

(a) Capital commitments

Capital expenditure outstanding as at the balance sheet dates not provided for in the financial statements are as follows:

	As at 31/12/2003 *HK$'000*	As at 31/12/2004 *HK$'000*	As at 31/12/2005 *HK$'000*	As at 31/08/2006 *HK$'000*
Contracted for	–	–	–	957
Authorized but not contracted for	–	–	–	600
	–	–	–	1,557

(b) Operating lease commitments

As at the balance sheet dates, the total future minimum lease payments under non-cancelable operating leases in respect of property rental are payable as follows:

	As at 31/12/2003 *HK$'000*	As at 31/12/2004 *HK$'000*	As at 31/12/2005 *HK$'000*	As at 31/08/2006 *HK$'000*
Within one year	891	942	936	1,245
More than one year but not exceeding two years	846	452	681	1,259
More than two years but not exceeding five years	429	–	1,331	1,515
	2,166	1,394	2,948	4,019

Polyray leases a number of properties under operating leases. The leases typically run for an initial period of one to six years, with an option to renew the lease when all terms are renegotiated. Lease payments are usually increased annually to reflect market rentals. None of the leases include contingent rentals.

20. FINANCIAL INSTRUMENTS

Exposure to credit and liquidity risks arises in the normal course of Polyray's business. These risks are limited by Polyray's financial management policies and practices described below.

(a) Credit risk

Polyray's credit risk is primarily attributable to trade and other receivables. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis.

In respect of trade and other receivables, credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 30 days from the date of billing. Normally, Polyray does not obtain collateral from customers.

As at the balance sheet dates, Polyray has certain concentration of credit risk as significant portions of the total trade and other receivables were due from its five largest customers.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheets. Polyray does not provide any other guarantees which would expose it to credit risk.

(b) Liquidity risk

Polyray's policy is to regularly monitor current and expected liquidity requirements to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions and group companies to meet its liquidity requirements in the short and longer term.

(c) Fair values

The fair value of receivables, deposits and prepayments, payables and accruals and amounts due from/(to) group companies are assumed to approximate their carrying amounts.

21. MATERIAL RELATED PARTY TRANSACTIONS

Save as disclosed elsewhere in the Financial Information, Polyray had the following material related party transactions during the Relevant Periods:

(i) For the years ended 31 December 2003, 2004 and 2005 and the eight months ended 31 August 2006, Polyray paid management fees to a fellow subsidiary amounting to approximately HK$816,000, HK$938,000, HK$713,000 and HK$388,000 respectively, which were based on terms agreed between the parties.

(ii) For the years ended 31 December 2003, 2004 and 2005 and the eight months ended 31 August 2006, Polyray paid expenses recharges to a fellow subsidiary amounting to approximately HK$1,600,000, HK$1,560,000, HK$1,560,000 and HK$1,040,000 respectively, which were based on terms agreed between the parties.

(iii) For the years ended 31 December 2003, 2004 and 2005 and the eight months ended 31 August 2006, Polyray received management fees from its jointly controlled entity, Polylight Technology Limited, amounting to approximately HK$1,493,000, HK$1,374,000, HK$1,936,000 and HK$657,000 respectively, which were based on terms agreed between the parties.

(iv) For the years ended 31 December 2003, 2004 and 2005 and the eight months ended 31 August 2006, Polyray paid radiologist fees to a related company amounting to approximately HK$4,829,000, HK$5,300,000, HK$4,458,000 and HK$2,643,000 respectively, which were based on terms agreed between the parties.

(v) For the years ended 31 December 2003, 2004 and 2005 and the eight months ended 31 August 2006, Polyray paid profit sharing bonuses to its shareholders amounting to approximately HK$4,423,000, HK$4,888,000, HK$4,414,000 and HK$1,180,000 respectively, which were based on terms agreed between the parties.

22. SUBSEQUENT EVENTS

Save as disclosed elsewhere in the Financial Information, there were no significant events subsequent to 31 August 2006.

23. SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared by Polyray in respect of any period subsequent to 31 August 2006.

Yours faithfully,
HLB Hodgson Impey Cheng
Chartered Accountants
Certified Public Accountants
Hong Kong

B. DISCUSSION AND ANALYSIS OF THE PERFORMANCE OF POLYRAY

FOR THE YEAR ENDED 31 DECEMBER 2003

Business Review

(a) Turnover

For the year ended 31 December 2003, turnover was approximately HK$30,792,000.

(b) Gross profit margin

Polyray's gross profit was approximately HK$ 11,046,000 for the year ended 31 December 2003 and gross profit margin was 36%.

(c) Management fees and other operating expenses

Management fees and other operating expenses of Polyray amounted to approximately HK$11,779,000.

(d) Profit for the year

All profit after tax for the year ended 31 December 2003 of Polyray was paid to shareholders in the form of management fee except that there was an overpayment of HK$420,000 management fee to shareholders. The accounts therefore showed the same amount of loss for the year 2003.

(e) Liquidity and financial resources

The working capital of Polyray was mainly funded by its internally generated funds. The average term of credit for customers was 30 days.

As at 31 December 2003, the current ratio (current assets divided by current liabilities) was 1.62.

(f) Staff costs

Total staff cost (including directors' remuneration) for the year ended 31 December 2003 comprised of wages, salaries and staff welfare of HK$12,180,000 and pension and scheme contributions of HK$216,000.

(g) Capital structure

As at 31 December 2003, issued share capital was HK$17,000 and there were no other issued or outstanding loan capital, preference shares or convertible securities.

(h) Obligation under finance leases

As at 31 December 2003, Polyray had obligation under finance leases of approximately HK$1,094,000.

(i) Foreign exchange risk

Foreign exchange risk was minimal as majority of transactions were denominated in Hong Kong dollars.

(j) Capital commitment

As at 31 December 2003, Polyray did not have any capital commitment.

(k) Contingent liability

As at 31 December 2003, Polyray did not have any contingent liability.

FOR THE YEAR ENDED 31 DECEMBER 2004

Business Review

Sales revenue improved by 9.4% to HK$33.7 million. It was contributed by business referrals from a newly signed-up medical group and medical checkups and treatments brought forward from 2003 when SARS outbreak deterred patients from going to clinics.

(a) Turnover

For the year ended 31 December 2004, turnover was approximately HK$33,689,000 (2003: HK$30,792,000). This represented an increase of HK$2,897,000 over that of the previous year.

(b) Gross profit margin

For the year ended 31 December 2004, Polyray's gross profit was approximately HK$12,350,000 (2003: HK$11,046,000). Gross profit margin increased slightly from 36% in 2003 to 37% in 2004.

(c) Management fees and other operating expenses

In line with the increase in turnover, management fees and other operating expenses of Polyray increased by 8% to approximately HK$12,487,000 (2003: HK$11,779,000).

(d) Profit for the year

As a normal practice, all profit after tax for the year ended 31 December 2004 of Polyray was paid to shareholders in the form of management fee except that there was an adjustment of HK$420,000 management fee overpaid to shareholders in year 2003. The accounts therefore showed the same amount of profit for the year 2004.

(e) Liquidity and financial resources

The working capital of Polyray was mainly funded by its internally generated funds. The average term of credit for customers was 30 days.

As at 31 December 2004, the current ratio (current assets divided by current liabilities) was 1.50.

(f) Staff costs

Total staff cost (including directors' remuneration) for the year ended 31 December 2004 was comprised of wages, salaries and staff welfare of HK$14,084,000 and pension scheme contributions of HK$254,000.

(g) Capital structure

As at 31 December 2004, issued share capital was HK$17,000 and there were no other issued or outstanding loan capital, preference shares or convertible securities.

(h) Obligation under finance leases

As at 31 December 2004, Polyray had obligation under finance leases of approximately HK$758,000 (2003: HK$1,094,000).

(i) Foreign exchange risk

Foreign exchange risk was minimal as majority of transactions were denominated in Hong Kong dollars.

(j) Capital commitment

As at 31 December 2004, Polyray did not have any capital commitment.

(k) Contingent liability

As at 31 December 2004, Polyray did not have any contingent liability.

FOR THE YEAR ENDED 31 DECEMBER 2005

Business Review

It was a challenging year to Polyray. There were new diagnostic centres opened up in the market. To remain competitive, Polyray has decreased the service fees and actively developed new business with insurance companies and medical groups. Sales revenue in the year 2005 was therefore HK$28.6 million, a decrease of 15% when compared with that of last year.

(a) Turnover

For the year ended 31 December 2005, turnover was approximately HK$28,607,000 (2004: HK$33,689,000). This represented a decrease of HK$5,082,000 over that of the previous year.

(b) Gross profit margin

For the year ended 31 December 2005, Polyray's gross profit was approximately HK$ 9,726,000 (2004: HK$ 12,350,000). The gross profit margin decreased from 37% in 2004 to 34% in 2005 due to a fall in service charges resulting from keen competition.

(c) Management fees and other operating expenses

As turnover decreased by 15% in 2005, the management fees and other operating expenses of Polyray also decreased by 11% to approximately HK$11,078,000 (2004: HK$12,487,000).

(d) Profit for the year

As a normal practice, all profit after tax for the year ended 31 December 2005 was paid to shareholders in the form of management fee. The accounts therefore showed no profit for the year.

(e) Liquidity and financial resources

The working capital of Polyray was mainly funded by its internally generated funds. The average term of credit for customers was 30 days.

As at 31 December 2005, the current ratio (current assets divided by current liabilities) was 2.27.

(f) Staff costs

Total staff cost (including directors' remuneration) for the year ended 31 December 2005 was comprised of wages, salaries and staff welfare of HK$12,862,000 and pension and scheme contributions of HK$265,000.

(g) Capital structure

As at 31 December 2005, issued share capital was HK$17,000 and there were no other issued or outstanding loan capital, preference shares or convertible securities.

(h) *Obligation under Finance Leases*

As at 31 December 2005, Polyray had obligation under finance leases of approximately HK$365,000 (2004: HK$758,000).

(i) *Foreign exchange risk*

Foreign exchange risk was minimal as majority of transactions were denominated in Hong Kong dollars.

(j) *Capital commitment*

As at 31 December 2005, Polyray did not have any capital commitment.

(k) *Contingent liability*

As at 31 December 2005, Polyray did not have any contingent liability.

FOR THE EIGHT MONTHS ENDED 31 AUGUST 2006

Business Review

Although demand for diagnostic service continues to shift from public hospitals to private clinics, the diagnostic industry remains competitive as more private-run diagnostic centres are opening up. It also increases the demand for radiographers and hence pushing up their pay level. Sales revenue of Polyray for the eight months period ended 31 August 2006 was HK$16.4 million.

(a) *Turnover*

For the period ended 31 August 2006, turnover was approximately HK$16,380,000.

(b) *Gross profit margin*

For the period ended 31 August 2006, gross profit was approximately HK$5,601,000, resulting in a gross profit margin of 34% which is the same as 2005.

(c) *Management fees and other operating expenses*

For the period ended 31 August 2006, management fees and other operating expenses was approximately HK$5,922,000.

(d) *Profit for the period*

As a normal practice, all profit after tax for the period ended 31 August 2006 was paid to shareholders in the form of management fee, no profit was recorded for the period.

(e) *Liquidity and financial resources*

The working capital of Polyray was mainly funded by its internally generated funds. The average term of credit for customers was 30 days.

As at 31 August 2006, the current ratio (current assets divided by current liabilities) was 2.78.

(f) Staff costs

Total staff cost (including directors' remuneration) for the period ended 31 August 2006 was comprised of wages, salaries and staff welfare of HK$7,244,000 and pension and scheme contributions of HK$143,000.

(g) Capital structure

As at 31 August 2006, issued share capital was HK$17,000 and there were no other issued or outstanding loan capital, preference shares or convertible securities.

(h) Obligation under finance leases

As at 31 August 2006, Polyray had obligation under finance leases of approximately HK$76,000.

(i) Foreign exchange risk

Foreign exchange risk was minimal as majority of transactions were denominated in Hong Kong dollars.

(j) Capital commitment

As at 31 August 2006, Polyray had capital commitments of HK$1,557,000.

(k) Contingent liability

As at 31 August 2006, Polyray did not have any contingent liability.

C. OUTLOOK

Hong Kong SAR government has implemented medical policy to alleviate the pressure of medical and diagnostic demand in public hospitals by shifting the services to the private clinics. In addition, Hong Kong people were also more health conscious after SARS in 2003. To this end, Polyray will benefit from these favourable changes and will aggressively promote body check program to doctors, insurance companies and medical groups.

A. ACCOUNTANTS' REPORT ON POLYLIGHT

The following is the text of a report, prepared for the sole purpose of inclusion in this circular, received from the reporting accountants of Polylight, HLB Hodgson Impey Cheng, Chartered Accountants, Certified Public Accountants, Hong Kong. As described in the paragraph headed "Documents Available for Inspection" in appendix V, a copy of the following accountants' report is available for inspection.

HLB 國衛會計師事務所 Hodgson Impey Cheng

Chartered Accountants
Certified Public Accountants

31/F, Gloucester Tower
The Landmark
11 Pedder Street
Central
Hong Kong

15 November 2006

The Directors
Hong Kong Health Check and Laboratory Holdings Company Limited
Shop 2B & 2C, Level 1
Hilton Plaza Commercial Centre
3-9 Shatin Centre Street
Shatin, New Territories
Hong Kong

Dear Sirs,

INTRODUCTION

We set out below our audit report on the financial information in respect of Polylight Technology Limited ("Polylight"), including the balance sheets as at 31 December 2003, 2004 and 2005 and 31 August 2006, the income statements, cash flow statements and statements of changes in equity for the years ended 31 December 2003, 2004 and 2005 and the eight-month period ended 31 August 2006 (the "Relevant Periods"), and the notes thereto (the "Financial Information"), for inclusion in the circular of Hong Kong Health Check and Laboratory Holdings Company Limited dated 15 November 2006 (the "Circular").

In addition, we set out below our review report on the comparative financial information of Polylight, including the income statement, cash flow statement and statement of changes in equity for the eight-month period ended 31 August 2005, and the notes thereto (the "Comparative Financial Information"), for inclusion in the Circular.

AUDIT REPORT ON THE FINANCIAL INFORMATION FOR THE RELEVANT PERIODS

Basis of preparation of the Financial Information for the Relevant Periods

The statutory financial statements of Polylight for the years ended 31 December 2003, 2004 and 2005 were prepared in accordance with accounting principles generally accepted in Hong Kong and were audited by KPMG, Certified Public Accountants, Hong Kong. The management accounts of Polylight for the eight-month periods ended 31 August 2005 and 2006 were unaudited.

The Financial Information of Polylight has been prepared by the directors of Polylight (the "Polylight Directors") based on the audited financial statements and unaudited management accounts of Polylight for the Relevant Periods and in accordance with accounting principles generally accepted in Hong Kong and the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Respective responsibilities of the Polylight Directors and the reporting accountants

The Polylight Directors are responsible for the preparation of the Financial Information of Polylight which gives a true and fair view. In preparing the Financial Information of Polylight which gives a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently. The directors of Hong Kong Health Check and Laboratory Holdings Company Limited are responsible for the contents of the Circular in which this report is included. It is our responsibility to form an independent opinion, based on our audit, on the Financial Information of Polylight.

Basis of opinion

As a basis for forming an opinion on the Financial Information of Polylight, for the purpose of this report, we have audited the Financial Information of Polylight for the Relevant Periods in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and have carried out such additional procedures as we consider necessary in accordance with the Auditing Guideline 3.340 "Prospectuses and the reporting accountant" issued by the HKICPA.

An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Information of Polylight. It also includes an assessment of the significant estimates and judgments made by the Polylight Directors in the preparation of the Financial Information of Polylight, and of whether the accounting policies are appropriate to the circumstances of Polylight, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the Financial Information of Polylight is free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of the Financial Information of Polylight. We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, for the purposes of this report, the Financial Information gives a true and fair view of the results and cash flows of Polylight for each of the Relevant Periods, and of the balance sheets of Polylight as at 31 December 2003, 2004 and 2005 and 31 August 2006.

REVIEW REPORT ON THE COMPARATIVE FINANCIAL INFORMATION

Respective responsibilities of the Polylight Directors and the reporting accountants

The Polylight Directors are also responsible for the preparation of the unaudited Comparative Financial Information of Polylight.

It is our responsibility to form an independent conclusion, based on our review, on the Comparative Financial Information of Polylight.

Review work performed

For the purpose of this report, we have also reviewed the Comparative Financial Information of Polylight in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the HKICPA. A review consists principally of making enquires of management and applying analytical procedures to the Comparative Financial Information of Polylight and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the Comparative Financial Information of Polylight.

Review conclusion

On the basis of our review which does not constitute an audit, for the purpose of this report, we are not aware of any material modifications that should be made to the Comparative Financial Information of Polylight for the eight-month period ended 31 August 2005.

1. THE FINANCIAL INFORMATION

A. Income Statements

	Notes	Year ended 31/12/2003 HK$'000	Year ended 31/12/2004 HK$'000	Year ended 31/12/2005 HK$'000	8 months ended 31/08/2005 HK$'000 (Unaudited)	8 months ended 31/08/2006 HK$'000
Turnover	4	12,343	11,437	11,816	7,776	6,450
Interest income from bank deposits		–	–	14	1	25
Materials and consumables		(753)	(520)	(439)	(360)	(222)
Staff costs	6	(3,341)	(3,463)	(3,386)	(2,338)	(1,975)
Depreciation		(1,783)	(1,287)	(1,258)	(845)	(1,032)
Management fees		(863)	(972)	(995)	(642)	(487)
Other operating expenses		(4,315)	(4,291)	(5,254)	(3,131)	(2,471)
Finance costs	7	(1,215)	(904)	(537)	(397)	(133)
Profit/(Loss) before taxation	5	73	–	(39)	64	155
Income tax	8	(73)	74	(35)	(64)	(155)
Profit/(Loss) for the year/period		–	74	(74)	–	–
Dividends		–	–	–	–	–

Earnings/(Loss) per share

Earnings/(Loss) per share has not been presented as such information is not considered meaningful having regard to the purpose of this report.

B. Balance Sheets

	Notes	As at 31/12/2003 HK$'000	As at 31/12/2004 HK$'000	As at 31/12/2005 HK$'000	As at 31/08/2006 HK$'000
Non-current assets					
Fixed assets	9	4,161	2,912	1,672	647
Current assets					
Inventories		13	25	34	60
Trade receivables	10	912	1,084	1,050	906
Deposits, prepayments and other receivables	10	422	415	438	354
Amounts due from shareholders	11	3,977	4,244	174	487
Cash and cash equivalents		1,309	1,240	2,669	1,478
		6,633	7,008	4,365	3,285
Total assets		10,794	9,920	6,037	3,932
Current liabilities					
Other payables and accruals	12	604	290	291	286
Amount due to a fellow subsidiary	13	142	644	138	83
Amounts due to shareholders	11	470	1,045	628	22
Shareholders' loans	11	1,200	1,200	–	–
Obligations under finance leases	14	1,637	1,722	1,594	–
Taxation payable	15	–	–	35	237
		4,053	4,901	2,686	628
Net current assets		2,580	2,107	1,679	2,657
Total assets less current liabilities		6,741	5,019	3,351	3,304
Non-current liabilities					
Obligations under finance leases	14	3,316	1,594	–	–
Deferred taxation	15	225	151	151	104
		3,541	1,745	151	104
NET ASSETS		3,200	3,274	3,200	3,200
CAPITAL AND RESERVES					
Equity attributable to the equity holders of Polylight					
Share capital	16	3,200	3,200	3,200	3,200
Retained profit		–	74	–	–
Total equity		3,200	3,274	3,200	3,200

C. Cash Flow Statements

	Year ended 31/12/2003 HK$'000	Year ended 31/12/2004 HK$'000	Year ended 31/12/2005 HK$'000	8 months ended 31/08/2005 HK$'000 (Unaudited)	8 months ended 31/08/2006 HK$'000
Cash flows from operating activities					
Profit/(Loss) before taxation	73	–	(39)	64	155
Adjustments for:					
Depreciation	1,783	1,287	1,258	845	1,032
Loss/(gain) on disposal of fixed assets	–	–	1	(3)	–
Interest income	–	–	(14)	(1)	(25)
Finance charges on obligations under finance leases	1,208	897	532	394	116
Operating cash flows before changes in working capital	3,064	2,184	1,738	1,299	1,278
Inventories	23	(12)	(9)	4	(26)
Trade receivables	(19)	(172)	34	85	144
Deposits, prepayments and other receivables	82	7	(23)	(188)	84
Amounts due from shareholders	(753)	(267)	4,070	1,277	(313)
Shareholders' loans	–	–	(1,200)	(1,200)	–
Amounts due to shareholders	470	575	(417)	(559)	(606)
Other payables and accruals	(249)	(314)	1	142	(5)
Amount due to a fellow subsidiary	21	502	(506)	333	(55)
Cash generated from operations	2,639	2,503	3,688	1,193	501
Interest received	–	–	14	1	25
Hong Kong profits tax paid	–	–	–	–	–
Net cash generated from operating activities	2,639	2,503	3,702	1,194	526

	Year ended 31/12/2003 *HK$'000*	Year ended 31/12/2004 *HK$'000*	Year ended 31/12/2005 *HK$'000*	8 months ended 31/08/2005 *HK$'000* (Unaudited)	8 months ended 31/08/2006 *HK$'000*
Cash flows from investing activities					
Proceeds from disposal of fixed assets	–	–	190	190	–
Purchase of fixed assets	(5)	(38)	(209)	(101)	(7)
Interest element of finance lease rentals paid	(1,208)	(897)	(532)	(394)	(116)
Net cash used in investing activities	(1,213)	(935)	(551)	(305)	(123)
Cash flows from financing activities					
Capital element of finance lease rentals paid	(1,326)	(1,637)	(1,722)	(1,155)	(1,594)
Net cash used in financing activities	(1,326)	(1,637)	(1,722)	(1,155)	(1,594)
Net increase/(decrease) in cash and cash equivalents	100	(69)	1,429	(266)	(1,191)
Cash and cash equivalents brought forward	1,209	1,309	1,240	1,240	2,669
Cash and cash equivalents carried forward	1,309	1,240	2,669	974	1,478
Analysis of the balances of cash and cash equivalents					
Cash at bank and on hand	1,309	1,240	2,669	974	1,478
Cash and cash equivalents in the balance sheets and the cash flow statements	1,309	1,240	2,669	974	1,478

D. Statements of Changes in Equity

	Share capital *HK$'000*	Retained profit *HK$'000*	Total equity *HK$'000*
Balance as at 1 January 2003	3,200	–	3,200
Result for the year	–	–	–
Balance as at 1 January 2004	3,200	–	3,200
Profit for the year	–	74	74
Balance as at 1 January 2005	3,200	74	3,274
Loss for the year	–	(74)	(74)
Balance as at 1 January 2006	3,200	–	3,200
Result for the period	–	–	–
Balance as at 31 August 2006	3,200	–	3,200
Balance as at 1 January 2005	3,200	74	3,274
Result for the period	–	–	–
Balance as at 31 August 2005, unaudited	3,200	74	3,274

2. GENERAL

Polylight Technology Limited ("Polylight") is a company incorporated and domiciled in Hong Kong and has its registered office and principal place of business at Room 1802-03, Leighton Centre, 77 Leighton Road, Causeway Bay, Hong Kong.

The directors of Polylight (the "Polylight Directors") consider the immediate holding companies to be Polyray Technology Limited and Dynamic Mate Limited, both of which were incorporated in Hong Kong.

The principal activity of Polylight is the provision of medical magnetic resonance imaging services in Hong Kong.

3. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The Financial Information has been prepared in accordance with all applicable Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and the Hong Kong Companies Ordinance.

A summary of the significant accounting policies adopted by Polylight is set out below.

(b) Basis of preparation of the Financial Information

The measurement basis used in the preparation of the Financial Information is the historical cost basis.

The preparation of financial statements in conformity with HKFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

(c) Revenue recognition

Provided it is probable that the economic benefits will flow to Polylight and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in the income statement as follows:

Income from imaging services

Income from medical magnetic resonance imaging services is recognized when the services are rendered.

(d) Fixed assets and depreciation

Fixed assets are stated at cost less depreciation and impairment losses (see note 3(f)). Depreciation is calculated to write-off the cost of fixed assets on the straight-line basis over their estimated useful lives as follows:

Leasehold improvements	5 years
Computer equipment	6 years
Furniture, fixtures and office equipment	5 years
Plant and machinery	6 years

Both the useful life of an asset and its residual value, if any, are reviewed annually.

Gains or losses arising from the retirement or disposal of an item of fixed assets are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in the income statement on the date of retirement or disposal.

(e) Leased assets

Assets that are held by Polylight under leases which transfer to Polylight substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to Polylight are classified as operating leases.

(i) Assets acquired under finance leases

Where Polylight acquires the use of assets under finance leases, the amounts representing the fair value of the leased assets, or, if lower, the present value of the minimum lease payment, of such assets, are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost of the assets in equal annual amounts over the term of the relevant lease or, where it is likely Polylight will obtain ownership of the asset, the life of the asset, as set out in note 3(d). Impairment losses are accounted for in accordance with the accounting policy as set out in note 3(f). Finance charges implicit in the lease payments are charged to the income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are written off as an expense of the accounting period in which they are incurred.

(ii) Operating lease charges

Where Polylight has the use of assets under operating leases, payments made under the leases are charged to the income statement in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in the income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the income statement in the accounting period in which they are incurred.

(f) Impairment of assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that fixed assets may be impaired. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognized whenever the carrying amount of an asset exceeds its recoverable amount.

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

(g) Inventories

Inventories are carried at the lower of cost and net realizable value.

Cost is calculated on a first-in-first-out basis and comprises all costs of purchase, cost of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

(h) Trade and other receivables (including amounts due from shareholders)

Trade and other receivables are initially recognized at fair value and thereafter stated at amortized cost less impairment losses and provision for bad and doubtful debts, except where the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less impairment losses and provision for bad and doubtful debts.

Impairment losses for bad and doubtful debts are measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted where the effect of discounting is material.

(i) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of Polylight's cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement.

(j) Other payables (including amount due to a fellow subsidiary, amounts due to shareholders, and shareholders' loans)

Other payables are initially recognized at fair value and thereafter stated at amortized cost unless the effect of discounting would be immaterial, in which case, they are stated at cost.

(k) Provisions and contingent liabilities

Provisions are recognized for liabilities of uncertain timing or amount when Polylight has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(l) Income tax

(i) Income tax for the period comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in the income statement except to the extent that they related to items recognized directly in equity, in which case they are recognized in equity.

(ii) Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(iii) Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits. Apart from differences which arise on initial recognition of assets and liabilities, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilized, are recognized.

The amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

(m) Translation of foreign currencies

Foreign currency transactions during the period are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Exchange gains and losses are dealt with in the income statement.

(n) Employee benefits

Salaries, annual bonuses, paid annual leave, contributions to defined contribution plans and the cost of non-monetary benefits are accrued in the period in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(o) Related parties

Parties are considered to be related to Polylight if Polylight has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where Polylight and the party are subject to common control or common significant influence. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of Polylight where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of Polylight or of any entity that is a related party of Polylight.

4. TURNOVER AND SEGMENT INFORMATION

Turnover represents the invoiced value of magnetic resonance imaging services rendered.

Polylight operates in one business and geographical segment which is the provision of medical magnetic resonance imaging services in Hong Kong. Accordingly no business segment or geographical segment information is presented.

5. PROFIT/(LOSS) BEFORE TAXATION

Profit/(Loss) before taxation is arrived at after charging:

	Year ended 31/12/2003	**Year ended 31/12/2004**	**Year ended 31/12/2005**	**8 months ended 31/08/2005**	**8 months ended 31/08/2006**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
Depreciation					
– Assets held for use under finance leases	1,622	1,123	1,123	749	–
– Other assets	161	164	135	96	1,032
	1,783	1,287	1,258	845	1,032
Auditors' remuneration	36	41	30	24	24
Operating lease charges on properties	645	746	716	483	540

6. STAFF COSTS

(a) Total staff costs

	Year ended 31/12/2003 HK$'000	Year ended 31/12/2004 HK$'000	Year ended 31/12/2005 HK$'000	8 months ended 31/08/2005 HK$'000 (Unaudited)	8 months ended 31/08/2006 HK$'000
Salaries, wages and other benefits	3,305	3,427	3,350	2,314	1,950
Contribution to defined contribution retirement scheme	36	36	36	24	25
Total, including Polylight Directors' remuneration	3,341	3,463	3,386	2,338	1,975

(b) Polylight Director's remuneration

The remuneration of each of the Polylight Directors for the years ended 31 December 2003, 2004 and 2005, and the eight-month periods ended 31 August 2005 and 2006, respectively are set out below:

	Year ended 31/12/2003 HK$'000	Year ended 31/12/2004 HK$'000	Year ended 31/12/2005 HK$'000	8 months ended 31/08/2005 HK$'000 (Unaudited)	8 months ended 31/08/2006 HK$'000
Damien Vincent Marmion	–	–	–	–	–
Matthew Ngan Man Wong	–	–	–	–	–
Kenny Hui King Leuk	–	–	–	–	–
Keith Biddlestone	–	–	–	–	–
Wong Kin Fung	–	–	–	–	–
Andrew Wong Yan King	–	–	–	–	–
Yau Yat Yin	–	–	–	–	–
	–	–	–	–	–

There were no amounts paid during the Relevant Periods to the Polylight Directors in connection with an inducement to join or as compensation for loss of office. Save as disclosed above, no remuneration has been provided as payable in respect of the Relevant Periods by Polylight to the Polylight Directors.

(c) Employees' emoluments

The emoluments of the five highest paid employees of Polylight (excluding the Polylight Directors) for the years ended 31 December 2003, 2004 and 2005, and the eight-month periods ended 31 August 2005 and 2006, respectively, are as follows:

	Year ended 31/12/2003	Year ended 31/12/2004	Year ended 31/12/2005	8 months ended 31/08/2005	8 months ended 31/08/2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
				(Unaudited)	
Salaries, wages and other benefits	1,416	1,511	1,324	985	830
Contribution to defined contribution retirement scheme	36	36	36	24	25
Total	1,452	1,547	1,360	1,009	855

The number of highest paid employees of Polylight (excluding the Polylight Directors) whose emoluments fall within the following band:

Nil to HK$1,000,000	5	5	5	5	5

(d) Compensation to key management personnel

The Polylight Directors consider that they are the only key management personnel of Polylight and details of their compensation have been disclosed above.

7. FINANCE COSTS

	Year ended 31/12/2003 *HK$'000*	Year ended 31/12/2004 *HK$'000*	Year ended 31/12/2005 *HK$'000*	8 months ended 31/08/2005 *HK$'000* (Unaudited)	8 months ended 31/08/2006 *HK$'000*
Finance charges on obligations under finance leases wholly repayable within five years	1,208	897	532	394	116
Other borrowing costs	7	7	5	3	17
	1,215	904	537	397	133

8. INCOME TAX

(a) Income tax in the income statements represents:

	Year ended 31/12/2003 *HK$'000*	Year ended 31/12/2004 *HK$'000*	Year ended 31/12/2005 *HK$'000*	8 months ended 31/08/2005 *HK$'000* (Unaudited)	8 months ended 31/08/2006 *HK$'000*
Current tax					
Provision for Hong Kong profits tax	–	–	35	64	186
(Over)/Under provision in respect of prior years	(152)	–	–	–	16
	(152)	–	35	64	202
Deferred tax					
Origination and reversal of temporary differences	225	(74)	–	–	(47)
	73	(74)	35	64	155

The provision for Hong Kong profits tax is calculated at 17.5% of the estimated assessable profits for each of the Relevant Periods.

(b) Reconciliation between income tax expense/(credit) and profit/(loss) before taxation at applicable tax rates:

	Year ended 31/12/2003 *HK$'000*	Year ended 31/12/2004 *HK$'000*	Year ended 31/12/2005 *HK$'000*	8 months ended 31/08/2005 *HK$'000* (Unaudited)	8 months ended 31/08/2006 *HK$'000*
Profit/(Loss) before taxation	73	–	(39)	64	155
Notional tax on profit/(loss) before taxation, calculated at the Hong Kong profits tax rate of 17.5%	13	–	(7)	11	27
Tax effect on non-deductible expenses	54	86	65	53	40
Tax effect on non-taxable income	–	–	(2)	–	(22)
Under provision in respect of prior years	–	–	–	–	16
Unused tax losses not recognized	–	(160)	–	–	–
Other temporary differences	6	–	(21)	–	94
Actual tax expense/(credit)	73	(74)	35	64	155

9. FIXED ASSETS

	Leasehold improvements *HK$'000*	Computer equipment *HK$'000*	Furniture, fixtures and office equipment *HK$'000*	Plant and machinery *HK$'000*	Total *HK$'000*
Cost:					
As at 1 January 2003	113	129	7	10,448	10,697
Additions	–	5	–	–	5
As at 1 January 2004	113	134	7	10,448	10,702
Additions	–	7	–	31	38
As at 1 January 2005	113	141	7	10,479	10,740
Additions	100	109	–	–	209
Disposals	(18)	(4)	–	(317)	(339)
As at 1 January 2006	195	246	7	10,162	10,610
Additions	–	7	–	–	7
As at 31 August 2006	195	253	7	10,162	10,617
Accumulated depreciation:					
As at 1 January 2003	59	78	2	4,619	4,758
Charge for the year	19	29	1	1,734	1,783
As at 1 January 2004	78	107	3	6,353	6,541
Charge for the year	19	23	1	1,244	1,287
As at 1 January 2005	97	130	4	7,597	7,828
Charge for the year	15	21	1	1,221	1,258
Written back on disposal	(14)	(3)	–	(131)	(148)
As at 1 January 2006	98	148	5	8,687	8,938
Charge for the period	22	26	1	983	1,032
As at 31 August 2006	120	174	6	9,670	9,970
Net book value:					
As at 31 August 2006	75	79	1	492	647
As at 31 December 2005	97	98	2	1,475	1,672
As at 31 December 2004	16	11	3	2,882	2,912
As at 31 December 2003	35	27	4	4,095	4,161

	As at 31/12/2003 *HK$'000*	As at 31/12/2004 *HK$'000*	As at 31/12/2005 *HK$'000*	As at 31/08/2006 *HK$'000*
Net book value of assets held under finance leases	3,650	2,527	1,404	–

10. TRADE RECEIVABLES, DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES

Trade receivables, deposits, prepayments and other receivables are expected to be recovered within one year.

The credit policy of Polylight is set out in note 18. The aged analyses of trade receivables as at the balance sheet dates are as follows:

	As at 31/12/2003 *HK$'000*	As at 31/12/2004 *HK$'000*	As at 31/12/2005 *HK$'000*	As at 31/08/2006 *HK$'000*
Current	316	371	368	422
31 – 60 days	350	321	137	255
61 – 90 days	212	167	344	147
Over 90 days	238	349	325	106
	1,116	1,208	1,174	930
Less: Provision for bad and doubtful debts	(204)	(124)	(124)	(24)
	912	1,084	1,050	906

11. AMOUNTS DUE FROM/TO SHAREHOLDERS AND SHAREHOLDERS' LOANS

The amounts due from/to shareholders and the shareholders' loans are interest free, unsecured and have no fixed terms for repayment.

The shareholders' loans from Polyray Technology Limited and Dynamic Mate Limited of HK$600,000 each were repaid on 20 September 2005.

12. OTHER PAYABLES AND ACCRUALS

Other payables and accruals are expected to be settled within one year.

13. AMOUNT DUE TO A FELLOW SUBSIDIARY

The amount due is interest free, unsecured and has no fixed term for repayment.

14. OBLIGATIONS UNDER FINANCE LEASES

As at the balance sheet dates, Polylight had obligations under finance leases repayable as follows:

As at 31 December 2003

	Present value of minimum lease payments	Interest expense relating to future periods	Total minimum lease payments
	HK$'000	*HK$'000*	*HK$'000*
Within one year	1,637	897	2,534
More than one year but not exceeding two years	1,722	532	2,254
More than two years but not exceeding five years	1,594	115	1,709
	3,316	647	3,963
	4,953	1,544	6,497

As at 31 December 2004

	Present value of minimum lease payments	Interest expense relating to future periods	Total minimum lease payments
	HK$'000	*HK$'000*	*HK$'000*
Within one year	1,722	532	2,254
More than one year but not exceeding two years	1,594	114	1,708
More than two years but not exceeding five years	–	–	–
	1,594	114	1,708
	3,316	646	3,962

As at 31 December 2005

	Present value of minimum lease payments	Interest expense relating to future periods	Total minimum lease payments
	HK$'000	*HK$'000*	*HK$'000*
Within one year	1,594	114	1,708
More than one year but not exceeding two years	–	–	–
More than two years but not exceeding five years	–	–	–
	–	–	–
	1,594	114	1,708

As at 31 August 2006

	Present value of minimum lease payments	Interest expense relating to future periods	Total minimum lease payments
	HK$'000	*HK$'000*	*HK$'000*
Within one year	–	–	–
More than one year but not exceeding two years	–	–	–
More than two years but not exceeding five years	–	–	–
	–	–	–
	–	–	–

15. INCOME TAX IN THE BALANCE SHEETS

(a) Current taxation in the balance sheets represents:

	As at 31/12/2003 *HK$'000*	As at 31/12/2004 *HK$'000*	As at 31/12/2005 *HK$'000*	As at 31/08/2006 *HK$'000*
Provision for Hong Kong profits tax	–	–	35	237

(b) Deferred tax assets and liabilities recognized:

The components of deferred tax (assets)/liabilities recognized in the balance sheets and the movements during the Relevant Periods are as follows:

	Tax losses *HK$'000*	Depreciation allowances in excess of related depreciation *HK$'000*	Total *HK$'000*
As at 1 January 2003	–	–	–
Charged/(credited) to the income statement	(128)	353	225
As at 1 January 2004	(128)	353	225
Charged/(credited) to the income statement	63	(137)	(74)
As at 1 January 2005	(65)	216	151
Charged/(credited) to the income statement	–	–	–
As at 1 January 2006	(65)	216	151
Charged/(credited) to the income statement	65	(112)	(47)
As at 31 August 2006	–	104	104

16. SHARE CAPITAL

	As at 31/12/2003 *HK$'000*	As at 31/12/2004 *HK$'000*	As at 31/12/2005 *HK$'000*	As at 31/08/2006 *HK$'000*
Authorized:				
4,000,000 ordinary shares of HK$1 each	4,000	4,000	4,000	4,000
Issued and fully paid:				
3,200,000 ordinary shares of HK$1 each	3,200	3,200	3,200	3,200

17. OPERATING LEASE COMMITMENT

As at the balance sheet dates, the total future minimum lease payments under non-cancelable operating lease in respect of property rental are payable as follows:

	As at 31/12/2003 *HK$'000*	As at 31/12/2004 *HK$'000*	As at 31/12/2005 *HK$'000*	As at 31/08/2006 *HK$'000*
Within one year	662	607	810	810
More than one year but not exceeding two years	607	–	810	810
More than two years but not exceeding five years	–	–	743	203
	1,269	607	2,363	1,823

Polylight leases one property under operating lease. The lease typically runs for an initial period of two years, with an option to renew the lease when all terms are renegotiated. Lease payments are usually increased annually to reflect market rentals. The lease does not include contingent rentals.

18. FINANCIAL INSTRUMENTS

Exposure to credit and liquidity risks arises in the normal course of Polylight's business. These risks are limited by Polylight's financial management policies and practices described below.

(a) Credit risk

Polylight's credit risk is primarily attributable to trade and other receivables. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis.

In respect of trade and other receivables, credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 30 days from the date of billing. Normally, Polylight does not obtain collateral from customers.

As at the balance sheet dates, Polylight has certain concentration of credit risk as significant portions of the total trade and other receivables were due from its five largest customers.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheets. Polylight does not provide any other guarantees which would expose it to credit risk.

(b) Liquidity risk

Polylight's policy is to regularly monitor current and expected liquidity requirements to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions and group companies to meet its liquidity requirements in the short and longer term.

(c) Fair values

The fair value of receivables, deposits and prepayments, payables and accruals and amounts due from/(to) group companies are assumed to approximate their carrying amounts.

19. MATERIAL RELATED PARTY TRANSACTIONS

Save as disclosed elsewhere in the Financial Information, Polylight had the following material related party transactions during the Relevant Periods:

(i) For the years ended 31 December 2003, 2004 and 2005 and the eight months ended 31 August 2006, Polylight paid management fees to a fellow subsidiary amounting to approximately HK$555,000, HK$479,000, HK$521,000 and HK$261,000 respectively, which were based on terms agreed between the parties.

(ii) For the years ended 31 December 2003, 2004 and 2005 and the eight months ended 31 August 2006, Polylight paid radiologist fees to a related company amounting to approximately HK$1,829,000, HK$1,916,000, HK$2,026,000 and HK$1,120,000 respectively, which were based on terms agreed between the parties.

(iii) For the years ended 31 December 2003, 2004 and 2005 and the eight months ended 31 August 2006, Polylight paid profit sharing bonuses to its shareholder, Dynamic Mate Limited, amounting to approximately HK$1,493,000, HK$1,373,000, HK$1,936,000 and HK$656,000 respectively, which were based on terms agreed between the parties.

(iv) For the years ended 31 December 2003, 2004 and 2005 and the eight months ended 31 August 2006, Polylight paid profit sharing bonuses to its shareholder, Polyray Technology Limited, amounting to approximately HK$1,493,000, HK$1,374,000, HK$1,936,000 and HK$657,000 respectively, which were based on terms agreed between the parties.

20. SUBSEQUENT EVENTS

Save as disclosed elsewhere in the Financial Information, there were no significant events subsequent to 31 August 2006.

21. SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared by Polylight in respect of any period subsequent to 31 August 2006.

Yours faithfully,
HLB Hodgson Impey Cheng
Chartered Accountants
Certified Public Accountants
Hong Kong

B. DISCUSSION AND ANALYSIS OF THE PERFORMANCE OF POLYLIGHT

FOR THE YEAR ENDED 31 DECEMBER 2003

Business Review

(a) Turnover

For the year ended 31 December 2003, turnover was approximately HK$12,343,000.

(b) Gross profit margin

Polylight's gross profit was approximately HK$6,466,000 for the year ended 31 December 2003 and gross profit margin was 52.4%.

(c) Management fees and other operating expenses

Management fees and other operating expenses of Polylight amounted to approximately HK$5,178,000.

(d) Profit for the year

All profit after tax for the year ended 31 December 2003 of Polylight was paid to shareholders in the form of management fee.

(e) Liquidity and financial resources

The working capital of Polylight was mainly funded by its internally general funds. The average term of credit for customers was 30 days.

As at 31 December 2003, the current ratio (current assets divided by current liabilities) was 1.64.

(f) Staff costs

Total staff cost (including directors' remuneration) for the year ended 31 December 2003 was comprised of wages, salaries and staff welfare of HK$3,305,000 and pension and scheme contributions of HK$36,000.

(g) Capital structure

As at 31 December 2003, issued share capital was HK$3,200,000 and there were no other issued or outstanding loan capital, preference shares or convertible securities.

(h) Obligation under finance leases

As at 31 December 2003, Polylight had obligation under finance leases of approximately HK$4,953,000.

(i) Foreign exchange risk

Foreign exchange risk was minimal as majority of transactions were denominated in Hong Kong dollars.

(j) Capital commitment

As at 31 December 2003, Polylight did not have any capital commitment.

(k) Contingent liability

As at 31 December 2003, Polylight did not have any contingent liability.

FOR THE YEAR ENDED 31 DECEMBER 2004

Business Review

Due to more competitors entering the market which led to a price war, sales revenue of Polylight was HK$11.4 million, a decrease of 7.3% comparing with that of the previous year.

(a) Turnover

For the year ended 31 December 2004, turnover was approximately HK$11,437,000 (2003: HK$12,343,000). This represented a decrease of HK$906,000 over that of the previous year.

(b) Gross profit margin

For the year ended 31 December 2004, Polylight's gross profit was approximately HK$6,167,000 (2003: HK$6,466,000). Gross profit margin increased slightly from 52.4% in 2003 to 53.9% in 2004.

(c) Management fees and other operating expenses

Management fees and other operating expenses of Polylight increased by 1.6% to approximately HK$5,263,000 (2003: HK$5,178,000).

(d) Profit for the year

As a normal practice, profit after tax for the year ended 31 December 2004 of Polylight was paid to shareholders in the form of management fee except that there was an underpayment of HK$74,000 management fee to shareholders. The accounts therefore showed the same amount of profit for the year 2004.

(e) Liquidity and financial resources

The working capital of Polylight was mainly funded by its internally generated funds. The average term of credit for customers is 30 days.

As at 31 December 2004, the current ratio (current assets divided by current liabilities) was 1.43.

(f) Staff costs

Total staff cost (including directors' remuneration) for the year ended 31 December 2004 was comprised of wages, salaries and staff welfare of HK$3,427,000 and pension scheme contributions of HK$36,000.

(g) Capital structure

As at 31 December 2004, issued share capital was HK$3,200,000 and there were no other issued or outstanding loan capital, preference shares or convertible securities.

(h) Obligation under finance leases

As at 31 December 2004, Polylight had obligation under finance leases of approximately HK$3,316,000.

(i) Foreign exchange risk

Foreign exchange risk was minimal as majority of transactions were denominated in Hong Kong dollars.

(j) Capital commitment

As at 31 December 2004, Polylight did not have any capital commitment.

(k) Contingent liability

As at 31 December 2004, Polylight did not have any contingent liability.

FOR THE YEAR ENDED 31 DECEMBER 2005

Business Review

Despite the keen competition and lower service fees, Polylight recorded a sales revenue of HK$11.8 million, a slight increase of 3.3% when compared with that of the previous year. Finance expenses decreased by HK$367,000, resulting from the significantly reduced principal outstanding of the finance lease for the MRI machine.

(a) Turnover

For the year ended 31 December 2005, turnover was approximately HK$11,816,000 (2004: HK$11,437,000). This represented an increase of HK$379,000 over that of the previous year due to the extension of opening hours by 1.5 hours each working day from mid 2005 onwards.

(b) Gross profit margin

For the year ended 31 December 2005, Polylight's gross profit was approximately HK$ 6,733,000 (2004: HK$ 6,167,000). Gross profit margin increased from 53.9% in 2004 to 57% in 2005 due to the lower average variable overhead contributed by the extension of opening hours.

(c) Management fees and other operating expenses

Management fees and other operating expenses of Polylight increased by 18.7% to approximately HK$6,249,000 (2004: HK$5,263,000) due to the increase in payment of management fee to shareholders.

(d) Loss for the year

As a normal practice, all profit after tax for the year ended 31 December 2005 of Polylight was paid to shareholders in the form of management fee except that the underpayment of management fee of HK$74,000 in the previous year was deferred to the year reviewed. As a result a loss of the same amount was recorded.

(e) Liquidity and financial resources

The working capital of Polylight was mainly funded by its internally generated funds. The average term of credit for customers was 30 days.

As at 31 December 2005, the current ratio (current assets divided by current liabilities) was 1.63.

(f) Staff costs

Total staff cost (including directors' remuneration) for the year ended 31 December 2005 was comprised of wages, salaries and staff welfare of HK$3,350,000 and pension and scheme contributions of HK$36,000.

(g) Capital structure

As at 31 December 2005, issued share capital was HK$3,200,000 and there were no other issued or outstanding loan capital, preference shares or convertible securities.

(h) Obligation under finance leases

As at 31 December 2005, Polylight had obligation under finance leases of approximately HK$1,594,000.

(i) Foreign exchange risk

Foreign exchange risk was minimal as majority of transactions were denominated in Hong Kong dollars.

(j) Capital commitment

As at 31 December 2005, Polylight did not have any capital commitment.

(k) Contingent liability

As at 31 December 2005, Polylight did not have any contingent liability.

FOR THE EIGHT MONTHS ENDED 31 AUGUST 2006

Business Review

Although demand for diagnostic service continues to shift from public hospitals to private clinics, the MRI service market remains competitive. And as the demand for more radiographers in the private sector continues to grow, we have seen an increase in the salary level of radiographers. In order to increase its competitiveness, Polylight has adjusted downward certain fees charged to patients referred by Hospital Authority. Therefore, business referrals from the Hospital Authority became the main source of income in early 2006. To be in line with the market practice, Polylight also increases the number of films taken for each case. This is more time consuming and hence less cases can be finished in a day. Due to the shut down of the MRI machine during the period under review, revenue generated from it has been adversely impacted. Sales revenue for the eight months ended 31 August 2006 was HK$ 6.5 million.

(a) Turnover

For the period ended 31 August 2006, turnover was approximately HK$6,450,000.

(b) Gross profit margin

For the period ended 31 August 2006, Polylight's gross profit was approximately HK$ 3,221,000, representing a gross profit margin was 50%, which is lower than the 57% recorded in the year 2005 as a result of lower service charges.

(c) Management fees and other operating expenses

For the period ended 31 August 2006, management fees and other operating expenses of Polylight was approximately HK$2,958,000.

(d) Profit for the period

As a normal practice, all profit after tax for the period ended 31 August 2006 of Polylight was paid to shareholders in the form of management fee. Thus, no profit was recorded during the period.

(e) Liquidity and financial resources

The working capital of Polylight was mainly funded by its internally generated funds. The average term of credit for customers was 30 days.

As at 31 August 2006, the current ratio (current assets divided by current liabilities) was 5.23.

(f) Staff costs

Total staff cost (including directors' remuneration) for the period ended 31 August 2006 was comprised of wages, salaries and staff welfare of HK$1,950,000 and pension and scheme contributions of HK$25,000.

(g) Capital structure

As at 31 August 2006, issued share capital was HK$3,200,000 and there were no other issued or outstanding loan capital, preference shares or convertible securities.

(h) Obligation under finance leases

As at 31 August 2006, Polylight had no obligation under finance leases.

(i) Foreign exchange risk

Foreign exchange risk was minimal as majority of transactions were denominated in Hong Kong dollars.

(j) Capital commitment

As at 31 August 2006, Polyray did not have any capital commitment.

(k) Contingent liability

As at 31 August 2006, Polyray did not have any contingent liability.

C. OUTLOOK

The long queuing time for patients of public hospitals and the government's intention to push the service from public hospitals to private clinics have created good business potential for privately run medical institutions which comprise MRI machine.

As the first MRI centre in Hong Kong, Polylight continues to expand its business network with private doctors, orthopedic surgeons and insurance/medical companies. It will also continue to research and evaluate the financial feasibility of setting up another MRI centre in Hong Kong Island. The Directors believe that Polylight will continue to attain favourable results in the future.

A. UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED GROUP

1. Introduction

The unaudited pro forma financial information of the Enlarged Group, comprising the unaudited pro forma consolidated income statement, the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated cash flow statement of the Enlarged Group (the "Unaudited Pro Forma Financial Information"), has been prepared by the Directors to illustrate the effect of the proposed acquisition by the Group of the entire equity interests in Polyray and Polylight pursuant to the Polyray Sale Agreement and the Polylight Sale Agreement (the "Acquisition").

The Unaudited Pro Forma Financial Information should be read in conjunction with the financial information of the Group as set out in appendix I, the financial information of Polyray and Polylight as set out in appendix II and III respectively, and other financial information included elsewhere in this circular. The Unaudited Pro Forma Financial Information does not take account of any trading or other transactions subsequent to the dates of the respective financial statements of the Group, Polyray and Polylight included in the Unaudited Pro Forma Financial Information.

2. Unaudited Pro Forma Consolidated Income Statement of the Enlarged Group

The following is the unaudited pro forma consolidated income statement of the Enlarged Group as if the Acquisition had been completed at the commencement of the period reported on (1 April 2005). The unaudited pro forma consolidated income statement has been prepared based on the audited consolidated income statement of the Group for the year ended 31 March 2006 as extracted from the Company's published annual report for the year ended 31 March 2006 (set out in appendix I to this circular), the audited income statement of Polyray for the year ended 31 December 2005 as extracted from the accountants' report on Polyray (set out in appendix II to this circular), and the audited income statement of Polylight for the year ended 31 December 2005 as extracted from the accountants' report on Polylight (set out in appendix III to this circular), after incorporating the pro forma adjustments as described in the accompanying notes to illustrate the effect of the Acquisition.

The unaudited pro forma consolidated income statement has been prepared for illustrative purposes only, based on the judgments and assumptions of the Directors, and, because of its hypothetical nature, it may not give a true picture of the results of the Enlarged Group for any future periods.

	The Group Year ended 31 March 2006 *HK$'000* (Audited)	Polyray Year ended 31 December 2005 *HK$'000* (Audited)	Polylight Year ended 31 December 2005 *HK$'000* (Audited)	Pro forma adjustments *HK$'000* (Unaudited)	*Notes*	Pro forma Enlarged Group *HK$'000* (Unaudited)
Turnover	1,450	28,607	11,816	–		41,873
Cost of sales	(1,381)	–	–	–		(1,381)
Gross profit	69	28,607	11,816	–		40,492
Other revenue and other operating income	1,469	1,978	14	(1,936)	*2.1*	1,525
Fair value loss on financial assets at fair value through profit and loss	(1,260)	–	–	–		(1,260)
Impairment losses	(36,579)	–	–	–		(36,579)
Administrative and other operating expenses	(5,638)	(29,959)	(11,332)	1,936 1,936 4,414	*2.1* *2.1* *2.2*	(38,643)
Finance costs	(3,407)	(69)	(537)	–		(4,013)
Profit/(Loss) before taxation	(45,346)	557	(39)	6,350		(38,478)
Income tax	–	(557)	(35)	(1,112)	*2.3*	(1,704)
Loss for the period	(45,346)	–	(74)	5,238		(40,182)

Notes to the unaudited pro forma consolidated income statement of the Enlarged Group:

2.1 The adjustment reflects the reversal of the management fees paid by Polylight to its shareholders based on the management contract with each of them for sharing the profits made by Polylight, as if the Acquisition had been completed at the commencement of the period reported on. Such management contract will be terminated upon the date on which the last of the conditions under the Polylight Sale Agreement has been fulfilled. To the extent that the payment of such management fees represents an appropriation of profits made by Polylight to its shareholders, the Directors consider it appropriate to adjust for such management fees in order to present more fairly the financial performance of Polylight. This adjustment is not expected to have a continuing effect on the Enlarged Group.

2.2 The adjustment reflects the reversal of the management fees paid by Polyray to its shareholders based on the management contract with each of them for sharing the profits made by Polyray, as if the Acquisition had been completed at the commencement of the period reported on. Such management contract will be terminated upon the date on which the last of the conditions under the Polyray Sale Agreement has been fulfilled. To the extent that the payment of such management fees represents an appropriation of profits made by Polyray to its shareholders, the Directors consider it appropriate to adjust for such management fees in order to present more fairly the financial performance of Polyray. This adjustment is not expected to have a continuing effect on the Enlarged Group.

2.3 The adjustment reflects the tax effect of the pro forma income statement adjustments described in notes 2.1 and 2.2 above. This adjustment is not expected to have a continuing effect on the Enlarged Group.

3. Unaudited Pro Forma Consolidated Balance Sheet of the Enlarged Group

The following is the unaudited pro forma consolidated balance sheet of the Enlarged Group as if the Acquisition had been completed at the date reported on (30 September 2006). The unaudited pro forma consolidated balance sheet has been prepared based on the unaudited consolidated balance sheet of the Group as at 30 September 2006 as extracted from the Company's published interim results announcement for the six months ended 30 September 2006 (set out in appendix I to the circular), the audited balance sheet of Polyray as at 31 August 2006 as extracted from the accountants' report on Polyray (set out in appendix II to the circular), and the audited balance sheet of Polylight as at 31 August 2006 as extracted from the accountants' report on Polylight (set out in appendix III to the circular), after incorporating the pro forma adjustments as described in the accompanying notes to illustrate the effect of the Acquisition.

The unaudited pro forma consolidated balance sheet has been prepared for illustrative purposes only, based on the judgments and assumptions of the Directors, and, because of its hypothetical nature, it may not give a true picture of the financial position of the Enlarged Group at any future date.

	The Group As at 30 September 2006 *HK$'000* (Unaudited)	Polyray As at 31 August 2006 *HK$'000* (Audited)	Polylight As at 31 August 2006 *HK$'000* (Audited)	Pro forma adjustments *HK$'000* (Unaudited)	*Notes*	Pro forma Enlarged Group *HK$'000* (Unaudited)
Non-current assets						
Goodwill	-	-	-	23,121	*3.2*	23,121
Property, plant and equipment	1,126	4,340	647	-		6,113
Interest in a jointly controlled entity	-	1,600	-	(1,600)	*3.1*	-
	1,126	5,940	647	21,521		29,234
Current assets						
Inventories	-	283	60	-		343
Trade and other receivables	66,621	3,659	1,260	-		71,540
Amounts due from shareholders	-	-	487	(487)	*3.1*	-
Investments in securities	18,213	-	-	-		18,213
Cash and cash equivalents	34,796	3,578	1,478	(34,250) (1,000)	*3.3* *3.3*	4,602
	119,630	7,520	3,285	(35,737)		94,698
Current liabilities						
Trade and other payables	4,630	1,189	286	-		6,105
Short-term borrowings	70,014	-	-	-		70,014
Amounts due to shareholders	-	111	22	-		133
Amount due to a jointly controlled entity	-	487	-	(487)	*3.1*	-
Amount due to a fellow subsidiary	-	411	83	-		494
Obligations under finance leases	-	76	-	-		76
Taxation payable	-	429	237	-		666
	74,644	2,703	628	(487)		77,488
Net current assets	44,986	4,817	2,657	(35,250)		17,210
Total assets less current liabilities	46,112	10,757	3,304	(13,729)		46,444

	The Group As at 30 September 2006 HK$'000 (Unaudited)	Polyray As at 31 August 2006 HK$'000 (Audited)	Polylight As at 31 August 2006 HK$'000 (Audited)	Pro forma adjustments HK$'000 (Unaudited)	Notes	Pro forma Enlarged Group HK$'000 (Unaudited)
Non-current liabilities						
Convertible Notes I	46,050	-	-	-		46,050
Deferred taxation	-	228	104	-		332
	46,050	228	104	-		46,382
NET ASSETS	62	10,529	3,200	(13,729)		62
CAPITAL AND RESERVES						
Share capital	11,595	17	3,200	(1,600) (1,600) (17)	3.1 3.3 3.3	11,595
Reserves	(20,533)	10,512	-	(10,512)	3.3	(20,533)
Equity attributable to the equity holders of the Company	(8,938)	10,529	3,200	(13,729)		(8,938)
Minority interests	9,000	-	-	-		9,000
Total equity	62	10,529	3,200	(13,729)		62

Notes to the unaudited pro forma consolidated balance sheet of the Enlarged Group:

3.1 The adjustment reflects the elimination of Polyray's 50% equity interest in Polylight and the elimination of the inter-company balances between Polyray and Polylight as at 31 August 2006.

3.2 The adjustment reflects the excess of the aggregate purchase consideration under the Polyray Sale Agreement and the Polylight Sale Agreement of approximately HK$34,250,000 and the cost directly attributable to the Acquisition of approximately HK$1,000,000, over the Group's share in the combined net assets of Polyray and Polylight as at 31 August 2006 of approximately HK$12,129,000, as if the Acquisition had been completed at 30 September 2006. This excess is recognized as goodwill arising from the Acquisition on the unaudited pro forma consolidated balance sheet. Since the actual fair values of the assets, liabilities and contingent liabilities of Polyray and Polylight as at the date of completion of the Acquisition may be different from their estimated fair values used in the preparation of the unaudited pro forma consolidated balance sheet presented above, the actual goodwill arising from the Acquisition may be different from the estimated amount shown in this Appendix.

3.3 The adjustments reflect:

(i) payment of the aggregate purchase consideration under the Polyray Sale Agreement and the Polylight Sale Agreement of approximately HK$34,250,000 and the cost directly attributable to the Acquisition of approximately HK$1,000,000, assuming the purchase consideration and the cost directly attributable to the Acquisition were settled in full on 30 September 2006. The Company intends to finance the purchase consideration and the cost directly attributable to the Acquisition from internal financial resources of the Group; and

(ii) elimination of the respective share capital and pre-acquisition reserves of Polyray and Polylight as at 31 August 2006.

Since the actual dates of payment of the aggregate purchase consideration under the Polyray Sale Agreement and the Polylight Sale Agreement and the cost directly attributable to the Acquisition will be different from the assumptions used in the preparation of the unaudited pro forma consolidated balance sheet presented above, the actual financial position arising from the Acquisition may be different from the financial position shown in this Appendix.

4. Unaudited Pro Forma Consolidated Cash Flow Statement of the Enlarged Group

The following is the unaudited pro forma consolidated cash flow statement of the Enlarged Group as if the Acquisition had been completed at the commencement of the period reported on (1 April 2005). The unaudited pro forma consolidated cash flow statement has been prepared based on the audited consolidated cash flow statement of the Group for the year ended 31 March 2006 as extracted from the Company's published annual report for the year ended 31 March 2006 (set out in appendix I to this circular), the audited cash flow statement of Polyray for the year ended 31 December 2005 as extracted from the accountants' report on Polyray (set out in appendix II to this circular), and the audited cash flow statement of Polylight for the year ended 31 December 2005 as extracted from the accountants' report on Polylight (set out in appendix III to this circular), after incorporating the pro forma adjustments as described in the accompanying notes to illustrate the effect of the Acquisition.

The unaudited pro forma consolidated cash flow statement has been prepared for illustrative purposes only, based on the judgments and assumptions of the Directors, and, because of its hypothetical nature, it may not give a true picture of the cash flows of the Enlarged Group for any future periods.

	The Group Year ended 31 March 2006 *HK$'000* (Audited)	Polyray Year ended 31 December 2005 *HK$'000* (Audited)	Polylight Year ended 31 December 2005 *HK$'000* (Audited)	Pro forma adjustments *HK$'000* (Unaudited)	*Notes*	Pro forma Enlarged Group *HK$'000* (Unaudited)
Cash flows from operating activities						
Profit/(Loss) before taxation	(45,346)	557	(39)	1,936	*4.1*	(38,478)
				4,414	*4.2*	
Adjustments for:						
Finance costs	3,407	69	532	-		4,008
Interest income	(233)	(42)	(14)	-		(289)
Depreciation	1,355	1,509	1,258	-		4,122
Fair value loss on investments in securities	1,260	-	-	-		1,260
Impairment losses	36,579	-	-	-		36,579
Write-back of liabilities	(1,128)	-	-	-		(1,128)
(Gain)/loss on disposal of property, plant and equipment	(108)	-	1	-		(107)
Operating cash flows before changes in working capital	(4,214)	2,093	1,738	6,350		5,967
Inventories	6	48	(9)	-		45
Trade and other receivables	(3,935)	1,086	11	-		(2,838)
Amount due to a jointly controlled entity	-	(4,070)	-	4,070	*4.3*	-
Amounts due from shareholders	-	-	4,070	(4,070)	*4.3*	-
Loan from a jointly controlled entity	-	600	-	(600)	*4.3*	-
Shareholders' loans	-	-	(1,200)	600	*4.3*	(600)
Trade and other payables	304	(755)	1	-		(450)
Amounts due to shareholders	-	(193)	(417)	(1,936)	*4.1*	(6,960)
				(4,414)	*4.2*	
Amount due to a fellow subsidiary	-	474	(506)	-		(32)
Cash (used in)/generated from operations	(7,839)	(717)	3,688	-		(4,868)
Interest received	233	42	14	-		289
Interest paid on short-term borrowings	(2,009)	-	-	-		(2,009)
Hong Kong profits tax paid	-	(672)	-	-		(672)
Net cash (used in)/generated from operating activities	(9,615)	(1,347)	3,702	-		(7,260)

	The Group Year ended 31 March 2006 HK$'000 (Audited)	Polyray Year ended 31 December 2005 HK$'000 (Audited)	Polylight Year ended 31 December 2005 HK$'000 (Audited)	Pro forma adjustments HK$'000 (Unaudited)	Notes	Pro forma Enlarged Group HK$'000 (Unaudited)
Cash flows from investing activities						
Payment of aggregate purchase consideration under the Polyray Sale Agreement and the Polylight Sale Agreement and cost directly attributable to the Acquisition, less cash and cash equivalents of Polyray and Polylight acquired	-	-	-	(34,250)	4.4	(28,070)
				(1,000)	4.4	
				7,180	4.4	
Proceeds from disposal of property, plant and equipment	-	-	190	-		190
Payments to acquire property, plant and equipment	(12)	(982)	(209)	-		(1,203)
Deposit paid for acquisition of property, plant and equipment	(16,440)	-	-	-		(16,440)
Interest element of finance lease rentals paid	-	(69)	(532)	-		(601)
Net cash used in investing activities	(16,452)	(1,051)	(551)	(28,070)		(46,124)
Cash flows from financing activities						
Net proceeds from issue of new shares	10,343	-	-	-		10,343
Net proceeds from issue of the Convertible Notes I	60,000	-	-	-		60,000
New short-term borrowings raised	19,321	-	-	-		19,321
Repayment of short-term borrowings	(19,231)	-	-	-		(19,231)
Capital element of finance lease rentals paid	-	(393)	(1,722)	-		(2,115)
Net cash (used in)/generated from financing activities	70,433	(393)	(1,722)	-		68,318
Net increase/(decrease) in cash and cash equivalents	44,366	(2,791)	1,429	(28,070)		14,934
Cash and cash equivalents brought forward	2,146	5,940	1,240	(7,180)	4.4	2,146
Effect of foreign exchange rate changes	690	-	-	-		690
Cash and cash equivalents carried forward, representing bank balances and cash	47,202	3,149	2,669	(35,250)		17,770

Notes to the unaudited pro forma consolidated cash flow statement of the Enlarged Group:

4.1 The adjustment reflects the reversal of the management fees paid by Polylight to its shareholders based on the management contract with each of them for sharing the profits made by Polylight, as if the Acquisition had taken place at the commencement of the period reported on. Such management contract will be terminated upon the date on which the last of the conditions under the Polylight Sale Agreement has been fulfilled. To the extent that the payment of such management fees represents an appropriation of profits made by Polylight to its shareholders, the Directors consider it appropriate to adjust for such management fees in order to present more fairly the financial performance of Polylight. This adjustment is not expected to have a continuing effect on the Enlarged Group.

4.2 The adjustment reflects the reversal of the management fees paid by Polyray to its shareholders based on the management contract with each of them for sharing the profits made by Polyray, as if the Acquisition had taken place at the commencement of the period reported on. Such management contract will be terminated upon the date on which the last of the conditions under the Polyray Sale Agreement has been fulfilled. To the extent that the payment of such management fees represents an appropriation of profits made by Polyray to its shareholders, the Directors consider it appropriate to adjust for such management fees in order to present more fairly the financial performance of Polyray. This adjustment is not expected to have a continuing effect on the Enlarged Group.

4.3 The adjustments reflect the elimination of the changes in the inter-company balances between Polyray and Polylight.

4.4 The adjustments reflect the cash flow effect from the Acquisition as if the Acquisition had been completed at the commencement of the period reported on. The net cash outflow represents payment of the aggregate purchase consideration under the Polyray Sale Agreement and the Polylight Sale Agreement of approximately HK$34,250,000 and the cost directly attributable to the Acquisition of approximately HK$1,000,000, less cash and cash equivalents of Polyray and Polylight acquired of approximately HK$7,180,000. This adjustment is not expected to have a continuing effect on the Enlarged Group.

B. ACCOUNTANTS' REPORT ON THE UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED GROUP

The following is the text of a report, prepared for the sole purpose of inclusion in this circular, received from the auditors of the Company, HLB Hodgson Impey Cheng, Chartered Accountants, Certified Public Accountants, Hong Kong. As described in the paragraph headed "Documents Available for Inspection" in appendix V, a copy of the following accountants' report is available for inspection.

HLB 國衛會計師事務所
Hodgson Impey Cheng

Chartered Accountants
Certified Public Accountants

31/F, Gloucester Tower
The Landmark
11 Pedder Street
Central
Hong Kong

15 November 2006

The Directors
Hong Kong Health Check and Laboratory Holdings Company Limited
Shop 2B & 2C, Level 1
Hilton Plaza Commercial Centre
3-9 Shatin Centre Street
Shatin, New Territories
Hong Kong

Dear Sirs,

ACCOUNTANTS' REPORT ON THE UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED GROUP

Introduction

We report on the unaudited pro forma financial information of Hong Kong Health Check and Laboratory Holdings Company Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group"), and Polyray Technology Limited and Polylight Technology Limited (hereinafter collectively referred to as the "Enlarged Group"), comprising the unaudited pro forma consolidated income statement, the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated cash flow statement of the Enlarged Group (the "Unaudited Pro Forma Financial Information"), as set out in Section A entitled "Unaudited Pro Forma Financial Information of the Enlarged Group" in appendix IV to the Company's circular dated 15 November 2006 (the "Circular") in connection with the acquisition by the Group of the entire equity interests in Polyray Technology Limited and Polylight Technology Limited (the "Acquisition"). The Unaudited Pro Forma Financial Information has been prepared by the directors of the Company for illustrative purposes only,

to provide information about how the Acquisition might have affected the financial information presented in the Circular. The basis of preparation of the Unaudited Pro Forma Financial Information is set out in Section A of appendix IV to the Circular.

Respective responsibilities of the directors of the Company and the reporting accountants

It is the responsibility solely of the directors of the Company to prepare the Unaudited Pro Forma Financial Information in accordance with Rule 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with reference to Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants.

It is our responsibility to form an opinion, as required by Rule 4.29(7) of the Listing Rules, on the Unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements (HKSIR) 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants. Our work consisted primarily of comparing the unadjusted financial information with source documents, considering the evidence supporting the adjustments and discussing the Unaudited Pro Forma Financial Information with the directors of the Company. This engagement did not involve independent examination of any of the underlying financial information.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to Rule 4.29(1) of the Listing Rules.

The Unaudited Pro Forma Financial Information has been prepared for illustrative purposes only, based on the judgments and assumptions of the directors of the Company, and, because of its hypothetical nature, does not provide any assurance or indication that any event will take place in the future and may not be indicative of the financial position or the results or cash flows of:

- the Enlarged Group had the Acquisition actually completed at the dates indicated therein; or

- the Enlarged Group at any future date or for any future periods.

Opinion

In our opinion:

a. the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated;

b. such basis is consistent with the accounting policies of the Group; and

c. the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to Rule 4.29(1) of the Listing Rules.

Yours faithfully,
HLB Hodgson Impey Cheng
Chartered Accountants
Certified Public Accountants
Hong Kong

1. RESPONSIBILITY STATEMENTS

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement in this circular misleading.

2. DISCLOSURE OF INTERESTS

(a) Directors' interests and short position in the securities of the Company and its associated corporations

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register maintained by the Company referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in the Listing Rules, to be notified to the Company and the Stock Exchange, were as follows:

Long position in Shares

	Number of Shares held, capacity and nature of interest					Approximate percentage of the issued share capital of the Company
Name of Director	Personal interest	Family interest	Corporate interest	Other interest	Total	as at the Latest Practicable Date
Miss Choi Ka Yee, Crystal	—	—	100,000,000 *(Note)*	—	100,000,000	8.28%

Note: Miss Choi Ka Yee, Crystal is taken to be interested in those Shares in which Central View International Limited, a company wholly and beneficially owned by her, is interested.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO

(including any interests and short positions which he/she was taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register maintained by the Company referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in the Listing Rules, to be notified to the Company and the Stock Exchange.

(b) Persons who have an interest or short position in the shares or underlying shares of the Company which is discloseable under Divisions 2 and 3 of Part XV of the SFO and substantial shareholders of the Company

Save as disclosed below, as at the Latest Practicable Date, none of the Company Directors or chief executives knew of any person (not being a director or chief executive of the Company) who had an interest or short position in Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or held any option in respect of such capital.

Name of Shareholder	Interest in Shares or underlying Shares *(Note 1)*	Approximate percentage of the issued share capital
Broad Idea International Limited *(Note 3)*	1,463,414,634 (L)	54.77 (L)
Mr. Cho Kwai Chee *(Note 3)*	1,463,414,634 (L)	54.77 (L)
Dr. Francis Choi Chee Ming *(Note 3)*	1,463,414,634 (L)	54.77 (L)
Top Act Group Limited *(Note 2)*	1,463,414,634 (L)	54.77 (L)
Town Health (BVI) Limited *(Note 2)*	1,463,414,634 (L)	54.77 (L)
Town Health International Holdings Company Limited *(Note 2)*	1,463,414,634 (L)	54.77 (L)
Mr. Lee Wai Man *(Note 4)*	348,963,413 (L)	27.76 (L)
Ms. Ma Siu Fong *(Note 4)*	348,963,413 (L)	27.76 (L)
Mrs. Chu Yuet Wah *(Note 4)*	341,463,413 (L)	27.16 (L)
Kingston Securities Limited *(Note 4)*	341,463,413 (L)	27.16 (L)
Mr. Chim Pui Chung *(Note 5)*	343,963,414 (L)	22.19 (L)

Notes:

1. The interest is a long position in Shares.

2. Town Health International Holdings Company Limited, through its wholly-owned subsidiary Town Health (BVI) Limited, is taken to be interested in the underlying Shares in which Top Act Group Limited, a wholly-owned subsidiary of Town Health (BVI) Limited, holds an interest.

3. Dr. Francis Choi Chee Ming and Mr. Cho Kwai Chee own 49.9% and 50.1% beneficial interest in Broad Idea International Limited respectively. Broad Idea International Limited holds 50.26% of the issued share capital of Town Health International Holdings Company Limited. Dr. Francis Choi Chee Ming and Mr. Cho Kwai Chee are therefore taken to be interested in the underlying Shares in which Top Act Group Limited, the indirect wholly-owned subsidiary of Town Health International Holdings Company Limited, holds an interest.

4. Kingston Securities Limited is taken to be interested in 341,463,413 Shares which comprise 292,682,926 Shares beneficially owned by it and 48,780,487 Shares deemed to be interested by it upon exercise of the conversion right attaching to the convertible bonds issued by the Company at a conversion price of HK$0.041 per Share. Kingston Securities Limited is owned as to 49% by Ms. Ma Siu Fong and as to 51% by Mrs. Chu Yuet Wah. Mr. Lee Wai Man is the husband of Ms. Ma Siu Fong and beneficially owns 7,500,000 Shares. Accordingly, each of Mrs. Chu Yuet Wah, Ms. Ma Siu Fong and Mr. Lee Wai Man is deemed to be interested in all the Shares and underlying shares in the Company held by Kingston Securities Limited and Ms. Ma Siu Fong is deemed to be interested in all the Shares and underlying shares in the Company held by Mr. Lee Wai Man and vice versa.

5. These 343,963,414 Shares are owned as to 2,500,000 Shares by Golden Mount Limited, the entire issued share capital of which is beneficially owned by Mr. Chim Pui Chung, and as to 341,463,414 Shares deemed to be interested upon exercise of the conversion right attaching to the convertible bonds issued by the Company at a conversion price of HK$0.041 per Share.

3. INTERESTS IN CONTRACT OR ARRANGEMENT

Save for the Service Agreement, the Tenancy Agreement and the JV Agreement as defined and mentioned under the paragraph headed material contracts below, as at the Latest Practicable Date, none of the Directors is materially interested in contract or arrangement subsisting which is significant in relation to the business of the Enlarged Group.

4. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

5. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of Directors and their respective associates were interested in any business, apart from the Group's business, which competes or is likely to compete, either directly or indirectly, with the Group's business.

6. LITIGATION

The Company was a defendant in a law suit brought by a supplier in December 1998 claiming for a principal sum of approximately HK$1,962,000 together with interest and costs thereon relating to a guarantee in respect of a credit facility granted to RCR Electronics Manufacturing Limited, a former subsidiary of the Company. The Company filed a defence in March 1999 in response to the claim and since then, the supplier has taken no further action against the Company. Since the outcome of the litigation could not be determined with reasonable certainty at this stage, no provision has been made in the financial statements of the Group.

Save as disclosed above, neither the Company nor any other member of the Enlarged Group is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened against the Company or any other member of the Enlarged Group as at the Latest Practicable Date.

7. MATERIAL CONTRACTS

Save as disclosed below, there are no material contracts (other than contracts entered into in the ordinary course of business) which have been entered into by the member of the Enlarged Group within two years immediately preceding the Latest Practicable Date:

(a) a placing agreement dated 30 November 2004 entered into between the Company and a placing agent in relation to a placing of 147,140,000 placing shares of the Company to independent investors at a price of HK$0.045 per share. Further details of the placing were set out in the announcement of the Company dated 30 November 2004;

(b) a termination agreement dated 13 December 2004 entered into between the Company and Huang Qing in relation to the termination of the acquisition agreement dated 24 March 2004 in relation to the acquisition of the entire issued share capital of Franki Limited;

(c) a subscription agreement dated 9 December 2005 entered into between the Company and Top Act Group Limited, an indirect wholly-owned subsidiary of Town Health International Holdings Company Limited, in relation to the subscription of 1,463,414,634 conversion shares of the Company at a price of HK$0.041 per conversion share;

(d) a subscription agreement dated 9 December 2005 entered into between the Company and Central View International Limited, a company wholly-owned by Miss Choi Ka Yee, Crystal, in relation to the subscription of 100,000,000 Shares to Central View International Limited at a price of HK$0.038 per Share;

(e) a placing agreement dated 9 December 2005 entered into between the Company and a placing agent in relation to a placing of 1,463,414,634 conversion shares of the Company to independent investors at a price of HK0.041 per conversion share;

(f) a placing agreement dated 9 December 2005 entered into between the Company and a placing agent in relation to a placing of 176,580,000 placing Shares, on a best effort basis, at a price of HK$0.038 per share to independent investors;

(g) the purchasing agreement dated 23 March 2006 entered into between the Company and an independent third party in relation to the acquisition of the equipments. Further details of the acquisition was set out in the announcement of the Company dated 24 March 2006;

(h) the tenancy agreement dated 29 March 2006 (as supplemented by a supplemental tenancy agreement dated 26 April 2006) entered into between Hong Kong Health Check Centre Limited, an indirect wholly owned subsidiary, and Majestic Centre Limited, a company owned by Miss Choi Ka Yee, Crystal, as to 50% equity interest of it in relation to the leasing of property (the "Tenancy Agreement");

(i) the subscription agreement entered into on 18 April 2006 between Dr. Francis Choi Chee Ming and Classictime Investment Limited, an indirect wholly-owned subsidiary of the Company, in relation to the formation of the joint venture company (the "JV Agreement");

(j) the services agreement dated 7 August 2006 entered into between Town Health International Holdings Company Limited and the Company in relation to the services to be provided by Town Health International Holdings Company Limited to the Company (the "Services Agreement");

(k) the Polyray Sale Agreement; and

(l) the Polylight Sale Agreement.

8. EXPERT'S QUALIFICATION AND CONSENT

The following are the name and qualification of the expert who has given opinions which are contained in this circular:

Name	Qualification
HLB Hodgson Impey Cheng	Chartered Accountants Certified Public Accountants

HLB Hodgson Impey Cheng has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its reports and the reference to its name in the form and context in which they respectively appear.

As at the Latest Practicable Date, HLB Hodgson Impey Cheng was not interested beneficially or otherwise in any Shares or shares in any member of the Group and did not have any right, whether legally enforceable or not, or option to subscribe for or to nominate persons to subscribe for any Shares or shares in any member of the Group nor did it have any interest, either direct or indirect, in any assets which have been, since 31 March 2006, the date to which the latest published audited consolidated financial statements of the Group were made up, acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Enlarged Group.

9. GENERAL

(a) Save for the Service Agreement, Tenancy Agreement and JV Agreement as disclosed and mentioned under the paragraph headed material contracts above, none of the Directors has, or has had, any direct or indirect interest in any assets which have been acquired, disposed of or leased to, or which are proposed to be acquired, disposed of or leased to, any member of the Enlarged Group since 31 March 2006, the date to which the latest published audited accounts of the Group were made up.

(b) The qualified accountant of the Company is Mr. Chi Chi Hung, Kenneth who is a fellow member of the Association of Chartered Certified Accountants, an associate member of the Hong Kong Institute of Certified Public Accountants, an associate member of the Hong Kong Institute of Company Secretaries and an associate member of the Institute of Chartered Secretaries and Administrators.

(c) The company secretary of the Company is Mr. Chi Chi Hung, Kenneth.

(d) The branch share registrar of the Company in Hong Kong is Tengis Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong.

(e) The English text of this circular and the accompanying form of proxy shall prevail over their respective Chinese texts in the case of inconsistency.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours from 9:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:00 p.m. on any weekday (except Saturdays and public holidays) at the principal place of business of the Company in Hong Kong at Shop 2B & 2C, Level 1, Hilton Plaza Commercial Centre, 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong from 15 November 2006, being the date of this circular, up to and including the date of the SGM:

(a) the memorandum of association and the Bye-Laws of the Company;

(b) the annual reports of the Company for each of the two years ended 31 March 2006;

(c) the accountants' report on Polyray, the text of which is set out in appendix II to this circular;

(d) the accountants' report on Polylight, the text of which is set out in appendix III to this circular;

(e) the accountants' report from HLB Hodgson Impey Cheng in respect of the unaudited pro forma financial information of the Enlarged Group set out in appendix IV to this circular;

(f) the material contracts referred to in the paragraph headed "Material Contracts" in this appendix;

(g) the written consent referred to in the paragraph headed "Expert's Qualification and Consent" in this appendix;

(h) the circular of the Company dated 13 April 2006 in relation to the acquisition of equipments;

(i) the circular of the Company dated 10 May 2006 in relation to the JV Agreement;

(j) the circular of the Company dated 11 May 2006 in relation to the Tenancy Agreement; and

(k) the circular of the Company dated 28 August 2006 in relation to the Services Agreement and the change of Company's name.

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED

(香港體檢及醫學診斷控股有限公司*)

(being in process of registration of change of corporate name from "Town Health Medical Technology Holdings Company Limited" to "Hong Kong Health Check and Laboratory Holdings Company Limited" with the Registrar of Companies in Hong Kong)

(incorporated in Bermuda with limited liability)

(Stock Code: 397)

NOTICE IS HEREBY GIVEN that a special general meeting (the "**Meeting**") of Hong Kong Health Check and Laboratory Holdings Company Limited (the "**Company**") will be held at Shop No. 3, Level 3, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong at 9:00 a.m. on Thursday, 30 November 2006 to consider and, if thought fit, pass the following resolution as an ordinary resolution:

"**THAT**:

(a) the sale and purchase agreement (the "**Polyray Sale Agreement**") entered into between the Company as purchaser, and BUPA Health Care Hong Kong Limited and Double Court Company Limited as vendors dated 17 October 2006 in relation to the acquisition of the entire issued share capital in Polyray Technology Limited, a copy of the Polyray Sale Agreement having been produced to the Meeting and marked "A" and initialed by the chairman of the Meeting for the purpose of identification, and the transactions contemplated thereby be and are hereby approved, confirmed and ratified;

(b) the sale and purchase agreement (the "**Polylight Sale Agreement**") entered into between the Company as purchaser, and Dynamic Mate Limited as vendor dated 17 October 2006 in relation to the acquisition of 50% equity interest in Polylight Technology Limited, a copy of the Polylight Sale Agreement having been produced to the Meeting and marked "B" and initialed by the chairman of the Meeting for the purpose of identification, and the transactions contemplated thereby be and are hereby approved, confirmed and ratified; and

(c) any one or more directors of the Company be and are hereby authorised to do all such acts and things as they consider necessary or expedient for the purpose of giving effect to the Polyray Sale Agreement and the Polylight Sale Agreement and completing the transactions contemplated thereby."

By order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Chi Chi Hung, Kenneth
Chairman

Hong Kong, 15 November 2006

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal place of business in Hong Kong:
Shop 2B & 2C, Level 1
Hilton Plaza Commercial Centre
3-9 Shatin Centre Street
Shatin, New Territories
Hong Kong

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxy to attend and, subject to the provisions of the articles of association of the Company, to vote on his behalf. A proxy need not be a member of the Company but must be present in person at the Meeting to represent the member. If more than one proxy is so appointed, the appointment shall specify the number and class of shares in respect of which each such proxy is so appointed.

2. A form of proxy for use at the Meeting (or at any adjournment thereof) is enclosed. In order to be valid, the form of proxy must be duly completed and signed in accordance with the instructions printed thereon and deposited together with a power of attorney or other authority, if any, under which it is signed, or a certified copy of such power or authority, at the Company's branch share registrar in Hong Kong, Tengis Limited, at 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the Meeting or any adjournment thereof, should he so wish.

3. In the case of joint holders of shares, any one of such holders may vote at the Meeting, either personally or by proxy, in respect of such share as if he was solely entitled thereto, but if more than one of such joint holder are present at the Meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

* *for identification purposes only*

STARBOW<00397> - Unusual price movement

The Stock Exchange has received a message from Starbow Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the price of the shares of the Company and wish to state that we are not aware of any reasons for such increase.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of Starbow Holdings Limited the directors of which individually and jointly accept responsibility for the accuracy of this statement.

At the date of this announcement, the Board comprises two Executive Directors, namely Mr. Chi Chi Hung, Kenneth and Mr. Hui Sze Yin, Clarence and three Independent Non-executive Directors namely Mr. So Hon Cheung, Stephen, Mr. Lau Man Tak and Ms. Xia Ling Yun.

Chi Chi Hung, Kenneth
Director

6 January, 2005"

STARBOW HOLDINGS LIMITED
星虹控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 397)

APPOINTMENT AND RESIGNATION OF DIRECTORS

The Board of Directors (the "Board") of Starbow Holdings Limited (the "Company") announces the following changes in directorships of the Company with effect from 12 January 2005:

(1) Mr Chan Chi Yuen appointed as Independent Non-executive Director; Chairman and Member of the Audit Committee of the Company;

(2) Mr Chun Jay appointed as Independent Non-executive Director and Member of the Audit Committee of the Company; and

(3) Mr So Hon Cheung, Stephen resigned as Independent Non-executive Director; Chairman and Member of the Audit Committee of the Company.

APPOINTMENT OF DIRECTORS

Mr Chan Chi Yuen

Mr Chan Chi Yuen, aged 38, holds a bachelor degree in Business Administration and is a fellow member of The Hong Kong Institute of Certified Public Accountants and The Association of Chartered Certified Accountants.

Mr Chan is a certified public accountant. He has worked in an international audit firm for 6 years. Mr Chan has extensive experience in accounting, taxation, financial management, corporate finance and corporate governance.

Mr Chan is currently an independent non-executive director of Medtech Group Company Limited and Central China Enterprises Limited, companies whose shares are listed on the Main Board of the Stock Exchange. Save as disclosed herein, Mr Chan does not hold any position with the Company and other members of the Group, nor has he held any directorship in other listed public companies in the last 3 years.

Mr Chan does not have any relationship with other directors, senior management, substantial or controlling shareholders of the Company.

There is no service contract entered into between the Company and Mr Chan. No term has been fixed or proposed for his length of service with the Company. According to the bye-laws of the Company, Mr Chan shall hold office until the next following annual general meeting of the Company and shall then be eligible for re-election at that meeting. His emolument will be determined by the Board.

Mr Chan has also be appointed as Chairman and Member of the Audit Committee of the Company.

Mr Chun Jay

Mr Chun Jay, aged 40, holds a bachelor degree in Computer Science from The Shanghai University of Science and Technology. He has a solid background in information technology and marketing and over 14 years of management and investment experience.

Mr Chun is currently the chairman and executive director of LifeTec Group Limited and an independent non-executive director of Hua Yi Copper Holdings Limited, companies whose shares are listed on the Main Board of the Stock Exchange. Save as disclosed herein, Mr Chun does not hold any position with the Company and other members of the Group, nor has he held any directorship in other listed public companies in the last 3 years.

Mr Chun does not have any relationship with other directors, senior management, substantial or controlling shareholders of the Company.

There is no service contract entered into between the Company and Mr Chun. No term has been fixed or proposed for his length of service with the Company. According to the bye-laws of the Company, Mr Chun shall hold office until the next following annual general meeting of the Company and shall then be eligible for re-election at that meeting. His emolument will be determined by the Board.

Mr Chun has also be appointed as Member of the Audit Committee of the Company.

RESIGNATION OF DIRECTORS

The Board also announces that for personal reasons, Mr So Hon Cheung, Stephen have resigned as Independent Non-executive Director; Chairman and Member of the Audit Committee of the Company with effect from 12 January 2005. Mr So confirmed that there is no matter needed to be brought to the attention of the Stock Exchange and the Shareholder of the Company in respect of their resignation. The Board and Mr So confirmed that there is no disagreement among themselves.

The Board would like to take this opportunity to welcome Mr Chan Chi Yuen and Mr Chun Jay to the Board and wishes to express its sincere gratitude to Mr So Hon Cheng, Stephen for his contributions towards the Company during their tenure of office.

By order of the Board
Starbow Holdings Limited
Kenneth Chi
Chairman

Hong Kong, 12 January 2005

* *For identification purpose only*

As at the date of this announcement, the Board comprises two executive directors, namely Mr Chi Chi Hung, Kenneth, Mr Hui Sze Yiu, Clarence and four independent non-executive directors, namely Mr Chan Chi Yuen, Ms Xia Ling Yun, Mr Lau Man Tak and Mr Chun Jay.

"Please also refer to the published version of this announcement in China Daily."

STARBOW<00397> - Unusual volume movement

The Stock Exchange has received a message from Starbow Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increase.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of Starbow Holdings Limited the directors of which individually and jointly accept responsibility for the accuracy of this statement.

At the date of this announcement, the Board comprises two Executive Directors, namely Mr. Chi Chi Hung, Kenneth and Mr. Hui Sze Yin, Clarence and three Independent Non-executive Directors namely Mr. So Hon Cheung, Stephen, Mr. Lau Man Tak and Ms. Xia Ling Yun.

Chi Chi Hung, Kenneth
Director

2nd March, 2005"

STARBOW HOLDINGS LIMITED
星虹控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

CHANGES OF DIRECTORS AND AUTHORIZED REPRESENTATIVE

The Board of Directors (the "Board") of Starbow Holdings Limited (the "Company") announces the following changes in directorships of the Company with effect from 22nd March, 2005:

(1) Mr. Wong Hin Shek, Hans appointed as (i) Executive Director and (ii) Authorized Representative for the purpose of Rule 3.05 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules");

(2) Mr. Hui Sze Yin, Clarence resigned as Executive Director and ceased to act as Authorized Representative; and

(3) Ms. Xia Ling Yun resigned as Independent Non-executive Director and Member of the Audit Committee.

APPOINTMENT OF DIRECTOR

Mr. Wong Hin Shek, Hans

Mr. Wong Hin Shek, Hans, aged 35, has over 10 years of experience in corporate finance transaction, including mergers and acquisitions, initial public offerings and equity syndication. Before joining the Group, he worked in a number of reputable investment banks and the Listing Division of The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). Mr. Wong is a responsible officer under the Securities and Futures Ordinance for type 6 regulated activity (advising on corporate finance).

Mr. Wong holds a Master of Science (Financial Management) degree from University of London in United Kingdom and a Bachelor of Commerce degree from University of Toronto in Canada.

Mr. Wong is currently an Executive Director of Medtech Group Company Limited, whose shares are listed on the Main Board of the Stock Exchange. Save as disclosed herein, Mr. Wong does not hold any position with the Company and other members of the Group, nor has he held any directorship in other listed public companies in the last 3 years. He does not have any relationship with other directors, senior management, substantial or controlling shareholders of the Company.

As at the date of this announcement Mr. Wong has no interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract entered into between the Company and Mr. Wong. No term has been fixed or proposed for his length of service with the Company. According to the bye-laws of the Company, Mr. Wong shall hold office until the next following annual general meeting of the Company and shall then be eligible for re-election at that meeting. His emolument will be determined by the Board.

RESIGNATION OF DIRECTORS

Mr. Hui Sze Yin, Clarence

The Board also announces that for personal reasons, Mr. Hui Sze Yin, Clarence have resigned as Executive Director of the Company with effect from 22nd March, 2005. Mr. Hui confirmed that there is no matters needed to be brought to the attention of the Stock Exchange and the Shareholder of the Company in respect of his resignation. The Board and Mr. Hui confirmed that there is no disagreements among themselves.

Ms. Xia Ling Yun

The Board also announces that for personal reasons, Ms. Xia Ling Yun have resigned as Independent Non-executive Director, and Member of the Audit Committee of the Company with effect from 22nd March, 2005. Ms. Xia confirmed that there is no matters needed to be brought to the attention of the Stock Exchange and the Shareholder of the Company in respect of her resignation. The Board and Ms. Xia confirmed that there is no disagreements among themselves.

The Board would like to take this opportunity to welcome Mr. Wong Hin Shek, Hans to the Board and wishes to express its sincere gratitude to Mr. Hui Sze Yin, Clarence and Ms. Xia Ling Yun for their contributions towards the Company during their tenure of office.

At the date of this announcement, the Board comprises two Executive Directors, namely Mr. Chi Chi Hung, Kenneth and Mr. Wong Hin Shek, Hans and three Independent Non-executive Directors namely Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lau Man Tak.

By order of the Board
Starbow Holdings Limited
Kenneth Chi
Chairman

Hong Kong, 23rd March, 2005

* *For identification purpose only*

"Please also refer to the published version of this announcement in China Daily."

STARBOW<00397> - Unusual price & volume movements

The Stock Exchange has received a message from Starbow Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent decrease in the price and the increase in trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such decrease in price and the increase in trading volume.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of Starbow Holdings Limited the directors of which individually and jointly accept responsibility for the accuracy of this statement.

At the date of this announcement, the Board comprises two Executive Directors, namely Mr. Chi Chi Hung, Kenneth and Mr. Wong Hin Shek, Hans and three Independent Non-executive Directors namely Mr. Chan Chi Yuen, Mr. Chun Jay and Mr. Lau Man Tak.

By order of the Board
Starbow Holdings Limited
Chi Chi Hung, Kenneth
Director

Hong Kong, this 21st day of July, 2005"

STARBOW<00397> - Results Announcement

Starbow Holdings Limited announced on 26/07/2005:
(stock code: 00397)
Year end date: 31/03/2005
Currency: HKD
Auditors' Report: Qualified

	Note	(Audited) Current Period from 01/04/2004 to 31/03/2005 ('000)	(Audited) Last Corresponding Period from 01/04/2003 to 31/03/2004 ('000)
Turnover	:	4,150	23,117
Profit/(Loss) from Operations	:	(25,672)	1,723
Finance cost	:	(3,087)	(1,601)
Share of Profit/(Loss) of Associates	:	N/A	N/A
Share of Profit/(Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit/(Loss) after Tax & MI	:	(28,769)	103
% Change over Last Period	:	N/A %	
EPS/(LPS)-Basic (in dollars)	:	(0.0389)	0.0002
-Diluted (in dollars)	:	(0.0383)	N/A
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit/(Loss) after ETD Items	:	(28,769)	103
Final Dividend per Share	:	NIL	NIL
(Specify if with other options)	:	N/A	N/A
B/C Dates for Final Dividend	:	N/A	
Payable Date	:	N/A	
B/C Dates for (-) General Meeting	:	N/A	
Other Distribution for Current Period	:	N/A	
B/C Dates for Other Distribution	:	N/A	

Remarks:

1. The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (the "new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 March 2005. The new HKFRSs may result in changes in the future as to how the

Group's financial performance and financial position are prepared and presented.

2. (LOSS)/ EARNINGS PER SHARE

The calculation of the basic (loss)/ earnings per share is based on the loss attributable to shareholders of approximately HK$28,769,000 (2004: profit attributable to shareholders of approximately HK$103,000) and on the weighted average of 739,545,900 shares (2004: 488,695,483 shares) deemed to be in issue during the year.

Diluted earnings per share is based on 751,985,225 ordinary shares which is the weighted average number of ordinary shares outstanding during the year, adjusted for the effects of the vested options outstanding during the year.

No diluted (loss)/ earnings per share has been presented for the year ended 31 March 2004 as there are no dilutive potential ordinary shares in issue.

3. The Board does not recommend the payment of dividend for the year ended 31st March 2005 (2004: NIL)

STARBOW HOLDINGS LIMITED
星虹控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

AUDITED ANNUAL RESULTS FOR THE YEAR ENDED 31 MARCH 2005

FINANCIAL RESULTS

The Board of Directors of Starbow Holdings Limited (the "Company") is pleased to announce the audited condensed consolidated income statement of the Company and its subsidiaries (the "Group") for the year ended 31 March 2005 together with the comparative figures for 2004 as follows :

CONDENSED CONSOLIDATED INCOME STATEMENT

For the Year Ended 31 March 2005

	Note	**2005** *HK$'000*	**2004** *HK$'000*
Turnover	*3*	4,150	23,117
Cost of sales		(5,010)	(20,917)
Gross (loss)/profit		(860)	2,200
Other revenues	*3*	619	605
Other net income	*3*	1,980	8,872
Net unrealised holding losses on other investments		(10,317)	–
Administrative and other operating expenses		(17,081)	(9,954)
Loss on disposal of subsidiaries		(13)	–
(Loss)/profit from operations	*5*	(25,672)	1,723
Finance costs	*6*	(3,087)	(1,601)
(Loss)/profit from ordinary activities before taxation		(28,759)	122
Income tax	*7*	(10)	(26)
(Loss)/profit from ordinary activities after taxation		(28,769)	96
Minority interests		–	7
(Loss)/profit attributable to shareholders		(28,769)	103
(Loss)/earnings per share			
– Basic	*8*	(3.89) cents	0.02 cents
– Diluted	*8*	(3.83) cents	N/A

Notes:

1. **Corporate Information and Basis of Preparation of Financial Statements**

   The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (which also include Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong, and the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited (the "Listing Rules").

   The directors have prepared the financial statements on the going concern basis, the validity of which depends upon the Group's ability to raise additional equity funding from the Company's existing and/or new shareholders, the Group's success in recovering its outstanding trade and other receivables, the continuing financial support from the Group's bankers and other providers of finance, the successful attainment of profitable and positive cash flow operations and the successful outcome of the implementation of other measures.

   The directors are of the view that the above measures will enable the Group to continue as a going concern and that the Group will have sufficient working capital for its present requirements. Accordingly, the directors are satisfied that it is appropriate to prepare the financial statements on the going concern basis. However, if these measures were not to be successful or insufficient, or if the going concern basis were not to be appropriate, adjustments would have to be made to the financial statements to reduce the value of the Group's assets to their recoverable amounts, to provide for any further liabilities which might arise and to reclassify non-current assets and liabilities as current assets and liabilities, respectively.

2. **Impact of Recently Issued Hong Kong Financial Reporting Standards**

   The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (the "new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 March 2005. The new HKFRSs may result in changes in the future as to how the Group's financial performance and financial position are prepared and presented.

3. **Turnover, Revenues and Other Net Income**

	2005 *HK$'000*	2004 *HK$'000*
Turnover		
Sale of computers and related accessories	–	20,839
Sale of garment	4,150	2,275
Sale of electronic products and components	-	3
	4,150	23,117
Other revenues		
Interest income	41	1
Sundry income	578	604
	619	605
Total revenues	4,769	23,722
Other net income		
Gain on disposal of subsidiaries	–	5,805
Reversal of impairment loss on fixed assets	-	1,291
Net unrealised holding gains on other investments	–	1,776
Short-term borrowings written back	1,980	–
	1,980	8,872

4. **Segment Information**

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

(a) *Business segments*

The Group comprises the following main business segments:

1. Garment – The manufacture and sales of garment
2. Trading of securities

For the year ended 31 March 2005

	Garment *HK$'000*	Trading of securities *HK$'000*	Unallocated *HK$'000*	Consolidated *HK$'000*
Revenue from external customers	4,150	–	–	4,150
Other revenue from external customers	-	–	2,599	2,599
Total revenue	4,150	–	2,599	6,749
Segment results	(11,241)	(9,088)	–	(20,329)
Unallocated corporate income and expenses				(5,343)
Loss from operations				(25,672)
Finance costs				(3,087)
Loss from ordinary activities before taxation				(28,759)
Income tax				(10)
Net loss for the year				(28,769)

No inter-segment sales and transfers were transacted during the year.

	Garment *HK$'000*	Trading of securities *HK$'000*	Unallocated *HK$'000*	Consolidated *HK$'000*
ASSETS				
Segment assets	53,389	17,434	–	70,823
Unallocated corporate assets	–	-	1,609	1,609
Total assets				72,432
LIABILITIES				
Segment liabilities	50,450	156	–	50,606
Unallocated corporate liabilities	–	–	1,014	1,014
Total liabilities				51,620

Other information

	Garment *HK$'000*	Trading of securities *HK$'000*
Depreciation	1,581	-
Other non-cash expenses	–	10,811

For the year ended 31 March 2004

	Sub-contracting services HK$'000	Audio and visual products and components HK$'000	Computers, software games, related accessories and copyrights HK$'000	Garment HK$'000	Trading of securities HK$'000	Unallocated HK$'000	Consolidated HK$'000
Revenue from external customers	–	3	20,839	2,275	–	–	23,117
Other revenue from external customers	–	–	–	–	–	605	605
Total revenue	–	3	20,839	2,275	–	605	23,722
Segment results	490	(31)	(551)	(1,503)	1,332	–	(263)
Unallocated corporate expenses							1,986
Profit from operations							1,723
Finance costs							(1,601)
Profit from ordinary activities before taxation							122
Income tax							(26)
Profit from ordinary activities after taxation							96
Minority interests							7
Net profit for the year							103

No inter-segment sales and transfers were transacted during the year.

For the year ended 31 March 2004

	Sub-contracting services HK$'000	Audio and visual products and components HK$'000	Computers, software games, related accessories and copyrights HK$'000	Garment HK$'000	Trading of securities HK$'000	Unallocated HK$'000	Consolidated HK$'000
ASSETS							
Segment assets	–	–	–	85,143	29,462	–	114,605
Unallocated corporate assets	–	–	–	–	–	938	938
Total assets							115,543
LIABILITIES							
Segment liabilities	–	–	–	67,963	21	–	67,984
Unallocated corporate liabilities	–	–	–	–	–	4,402	4,402
Total liabilities							72,386

Other information

	Sub-contracting services HK$'000	Audio and visual products and components HK$'000	Computers, software games, related accessories and copyrights HK$'000	Garment HK$'000	Trading of securities HK$'000
Capital additions	–	–	–	895	–
Depreciation	–	48	49	661	–
Other non-cash expenses	–	–	–	1	195

(b) *Geographical segments*

All of the Group's turnover is derived from the region of Hong Kong and the PRC, and all of the segment assets are located in this region. Accordingly, no other analysis has been disclosed.

5. **(Loss)/profit from Operations**

	2005 *HK$'000*	2004 *HK$'000*
(Loss)/profit from operations is stated after charging:		
Total staff costs		
– salaries and other allowances	2,779	3,538
– provident fund contributions	229	148
Depreciation		
– owned assets	1,581	758
– leased assets	37	12
Loss on disposal of fixed assets	7,498	250
Loss on disposal of other investments	494	195
Operating lease rentals in respect of land and buildings	518	1,477
Auditors' remuneration	280	378

6. **Finance Costs**

	2005 *HK$'000*	2004 *HK$'000*
Other interest	1	–
Hire-purchase interest	35	8
Interest on short-term borrowings wholly repayable within five years	3,051	1,593
	3,087	1,601

7. **Income Tax**

No provision for Hong Kong profits tax has been made in the financial statements as the companies operating in Hong Kong did not have any assessable profits in both current and prior years. Taxation on overseas profits has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the countries in which the Group operates.

No deferred tax liabilities are recognised in the financial statements as the Group and the Company did not have material temporary difference arising between the tax bases of assets and liabilities and their carrying amounts as at 31 March 2005 and 2004.

A deferred tax asset has not been recognised in the financial statements in respect of tax losses available to offset future profits due to the uncertainty of future profit streams against which the asset can be utilised. As at 31 March 2005, the unprovided deferred tax asset of the Group is as follows:

	2005 *HK$'000*	2004 *HK$'000*
Tax effect of temporary difference attributable to estimated tax losses	10,772	6,665

The deductible temporary differences and unused tax losses do not expire under current tax legislation.

8. **(Loss)/Earnings Per Share**

The calculation of the basic (loss)/earnings per share is based on the loss attributable to shareholders of approximately HK$28,769,000 (2004: profit attributable to shareholders of approximately HK$103,000) and on the weighted average of 739,545,900 shares (2004: 488,695,483 shares) deemed to be in issue during the year.

Diluted earnings per share is based on 751,985,225 ordinary shares which is the weighted average number of ordinary shares outstanding during the year, adjusted for the effects of the vested options outstanding during the year.

No diluted (loss)/earnings per share has been presented for the year ended 31 March 2004 as there are no dilutive potential ordinary shares in issue.

FINAL DIVIDEND

The Directors did not recommend the payment of dividend for the year ended 31st March 2005 (2004 : Nil).

AN EXTRACT OF QUALIFIED AUDIT OPINION

Fundamental uncertainties relating to the going concern basis

The auditors, in forming their opinion, have considered the adequacy of the disclosures made in the financial statements concerning the adoption of the going concern basis for the preparation of the financial statements. As explained in the financial statements, the validity of the going concern basis depends upon the Group's ability to raise additional equity funding from the Company's existing and/or new shareholders, the Group's success in recovering its outstanding trade and other receivables, the continuing financial support from the Group's bankers and other providers of finance, the successful attainment of profitable and positive cash flow operations and the successful outcome of the implementation of the other measures noted above. The financial statements do not include any adjustments that might be necessary if these measures were not to be successful or insufficient, or if the going concern basis were not to be appropriate and/or the financial support mentioned above would be withdrawn. The auditors consider that appropriate disclosures have been made and the audit opinion is not qualified in this respect.

Qualified opinion arising from limitation of audit scope

Except for any adjustments that might be necessary had the auditors been able to obtain sufficient evidence concerning the recoverability of the amount due from the debtor of approximately HK$41,005,000, in the opinion of the auditors the financial statements give a true and fair view of the state of affairs of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

In respect alone of the limitation on the auditors' work relating to the amount due from the debtor as referred to above, the auditors have not obtained all the information and explanations that they considered necessary for the purpose of their audit.

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

For the year ended 31 March 2005, the Group has recorded a loss of approximately HK$28,769,000 and loss per share of HK3.89 cents. The Board of Directors has resolved not to recommend a payment of dividend for the year.

The Group's turnover for the year under review totalled approximately HK$4.15 million, representing a decrease of approximately 82% as compared to the corresponding period for 2004. This decrease in turnover was mainly attributable to the downturn of the garment manufacturing business of the Group.

Liquidity, Financial Resources and Capital Structure

As at 31 March 2005, shareholders' fund and net current assets of the Group amounted to HK$20,812,000 (2004: HK$43,157,000) and HK$9,821,000 (2004: HK$23,385,000) respectively. As at 31 March 2005, the Group's gearing ratio, calculated on the basis of the Group's total liabilities over total shareholders' funds is 2.48 (2004: 1.68).

As at 31 March 2005, the Group had working capital of HK$9,821,000 (2004: HK$23,385,000) and total bank balance of HK$2,146,000 (2004:HK$15,157,000). In view of the Group's current cash balances and available banking facilities, it is believed that the Group has sufficient resources to meet the foreseeable working capital demands and capital expenditure.

The monetary assets and liabilities and business transaction of the Group are mainly carried and conducted in Hong Kong dollars and Renminbi. The Group maintains a prudent strategy in its foreign exchange risk management, where foreign exchange risks are minimized via balancing the monetary assets versus monetary liabilities, and foreign exchange revenue versus foreign exchange expenditures.

Settlement of Litigations

On the positive side, the Group has reached settlements for some legal cases. Details are set out under the heading of "Litigations" in the note to the financial statements in the Annual Report.

Future Business and Prospects

The Board has planned to take various actions in order to improve the existing garment manufacturing operations, such as, including but not limited to, tighter cost control, review of production cycles, development of new product lines and markets, both local and overseas. On the other hand, the Directors will also explore different finance sources so as to stabilize the financial position of the Group. The Group will be actively and prudently seeking suitable investments with development potentials to strengthen the Group's businesses.

Pledge of Assets and Contingent Liabilities

As at 31 March 2005, the Group's fixed assets with an aggregate net book value of approximately HK$10,973,000 were pledged in favour of a bank in the PRC (the "Bank") to secure a loan of RMB29,500,000 (equivalent to approximately HK$27,830,000) granted by the Bank to the Company's PRC subsidiary. Details of the Group's contingent liabilities as at 31 March 2005 are set out under the heading of "Litigations" in the note to the financial statements in the Annual Report.

Purchase, Sale or Redemption of the Company's Listed Securities

There was no purchase, sale or redemption of the Company's share by the Company or any of its subsidiaries during the year ended 31 March 2005.

Material Acquisitions or Disposals

Save as disclosed in the note to the financial statements, there was no material acquisitions or disposals of subsidiaries or associates in the course of the financial year.

Corporate Governance

The Company has throughout the year ended 31 March 2005 complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules (in force prior to 1 January 2005), except that independent non-executive directors are not appointed for a specific term but are subject to rotation and re-election at the annual general meeting in accordance with the Company's Bye-laws.

In compliance with the requirement in the Code of Best Practice of the Listing Rules in respect of the establishment of an audit committee, the Company has formed an Audit Committee comprising Mr. Lau Man Tak, Mr. Chun Jay and Mr. Chan Chi Yuen, all are independent non-executive directors of the Company. The Audit Committee is established with reference to "A Guide for the Formation of an Audit Committee" issued by the Hong Kong Institute of Certified Public Accountants. The financial statements of the Company for the year ended 31 March 2005 has been reviewed by the Audit Committee before they were tabled for the Board's review and approval.

On 1 January 2005, the Code of Best Practice was replaced by the Code on Corporate Governance Practices (the "new Code"). Listed issuers are expected to comply with the new Code's provisions starting from 1 January 2005.

Appreciation

I would like to take this opportunity, on behalf of the Board of Directors, to extend my sincere appreciation to all suppliers, customers, shareholders, board members as well as staff for their hard work and valuable contribution.

DETAILED RESULTS ANNOUNCEMENT ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

All the information required to be disclosed by paragraph 45(1) to 45(3) inclusive of Appendix 16 of the Listing Rules of the Stock Exchange will be published on the website of the Stock Exchange in due course.

DIRECTORS

As at the date of this announcement, Mr. Chi Chi Hung, Kenneth and Mr. Wong Hin Shek, Hans are the executive directors of the Company and Mr. Lau Man Tak, Mr. Jay Chun and Mr. Chan Chi Yuen are the independent non-executive directors of the Company.

By order of the Board
Kenneth Chi
Chairman

Hong Kong, 26 July 2005

* *For identification purpose only*

"Please also refer to the published version of this announcement in China Daily."

STARBOW HOLDINGS LIMITED

星虹控股有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 397)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of Starbow Holdings Limited (the "Company") will be held at 2/F, Shui On Centre, 6-8 Harbour Road, Wanchai, Hong Kong on 23 August 2005 at 10:00 a.m. for the following purposes:–

As ordinary business:

1. To receive and consider the Audited Financial Statements and Reports of the Directors and of the Auditors for the year ended 31 March 2005.

2. To re-elect the following Directors:

   (i) Mr. Wong Hin Shek, Hans as executive Director;

   (ii) Mr. Chun Jay as independent non-executive Director;

   (iii) Mr. Chan Chi Yuen as independent non-executive Director; and

   (iv) Mr. Lau Man Tak as independent non-executive Director.

   and to authorise the Board of Directors to fix the remuneration of the Directors

3. To re-appoint Messrs HLB Hodgson Impey Cheng as Auditors and to authorise the Board of Directors to fix the remuneration of the Auditors.

As special business:

To consider and, if thought fit, pass the following resolutions as ordinary resolutions.

* *for identification purposes only*

4. **“THAT**

(A) subject to paragraph (C) below, the exercise by the directors of the Company (the “Directors”) during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and other securities which carry rights to subscribe for or are convertible into shares of the Company) which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(B) the approval in paragraph (A) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and other securities which carry rights to subscribe for or are convertible into shares of the Company) which might require the exercise of such powers after the end of the Relevant Period;

(C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approvals in paragraph (A) above, otherwise than pursuant to:

(i) a Rights Issue (as hereinafter defined), or

(ii) the exercise of rights of subscription or conversion under the terms of any existing warrants, bonds, debentures, notes and other securities which carry rights to subscribe for or are convertible into shares of the Company, or

(iii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees

of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or

(iv) any scrip dividend scheme or similar arrangement providing for the allotment of shares in the Company in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-laws of the Company (the "Bye-laws"),

shall not exceed 20% of the nominal amount of the share capital of the Company in issue as at the date of passing this resolution and the said approval shall be limited accordingly; and

(D) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this resolution;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Bye-laws to be held; or

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares or other securities of the Company open for a period fixed by the Directors to holders of shares or any class thereof whose names appear in the register of members of the Company on a fixed record date in proportion to their then holdings of such shares or class thereof (subject

to such exclusion or other arrangement as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction, or the requirements of any recognised regulatory body or any stock exchange in any territory applicable to the Company)."

5. "**THAT**:

(A) subject to paragraph (B) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase its issued shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time be and is hereby generally and unconditionally approved in substitution for and to the exclusion of any existing authority previously granted;

(B) the aggregate nominal amount of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (A) above shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this resolution and the said approval shall be limited accordingly; and

(C) for the purpose of this resolution:

"Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within the next annual general meeting of the Company is required by the Bye-laws or any applicable laws of Bermuda to be held; or

(c) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

6. "**THAT** subject to the passing of ordinary resolutions nos. 4 and 5 set out in the notice convening this meeting, the general mandate granted to the Directors to exercise the powers of the Company to allot shares pursuant to ordinary resolution no. 4 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to ordinary resolution no. 5 set out in the notice convening this meeting."

By Order of the Board
Starbow Holdings Limited
Kenneth Chi
Chairman

Hong Kong, 29 July 2005

Principal Place of Business in Hong Kong:
Unit 905, 9/F
Asia Orient Tower
Tower Place
33 Lockhart Road
Wanchai
Hong Kong

At the date of this notice, the Board comprises two executive Directors, namely Mr. Chi Chi Hung, Kenneth and Mr. Wong Hin Shek, Hans and three independent non-executive Directors namely Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lau Man Tak.

Notes:

1. Every member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

2. In order for such appointment to be valid, the form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of authority, must be deposited at the Company's share registrar in Hong Kong, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for the holding of the above meeting or any adjournment thereof.

"Please also refer to the published version of this announcement in China Daily."

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Starbow Holdings Limited (星虹控股有限公司*), you should at once hand this circular and the enclosed form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

STARBOW HOLDINGS LIMITED
星虹控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

PROPOSALS FOR
(I) RE-ELECTION OF RETIRING DIRECTORS
AND
(II) GRANTING OF GENERAL MANDATES
TO ISSUE NEW SHARES OF THE COMPANY
AND TO REPURCHASE SHARES OF THE COMPANY
AND
NOTICE OF ANNUAL GENERAL MEETING

A notice convening an annual general meeting of Starbow Holdings Limited to be held at 2/F, Shui On Centre, 6-8 Harbour Road, Wanchai, Hong Kong on 23 August 2005 at 10:00 a.m. is set out on pages 14 to 17 of this circular. A form of proxy for use at the annual general meeting is also enclosed. Such form of proxy is also published on the website of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk).

Whether or not you are able to attend the annual general meeting, please complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the Company's share registrar in Hong Kong, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the annual general meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting if they so wish.

29 July 2005

* *for identification purposes only*

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"AGM"	an annual general meeting of the Company to be held at 2/F, Shui On Centre, 6-8 Harbour Road, Wanchai, Hong Kong on 23 August 2005 at 10:00 a.m., to consider and, if appropriate, to approve the resolutions contained in the notice of the AGM which is set out on pages 14 to 17 of this circular, or any adjournment thereof;
"Board"	the board of Directors;
"Bye-laws"	the bye-laws of the Company;
"Company"	Starbow Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange;
"Director(s)"	the director(s) of the Company;
"Group"	The Company and its subsidiaries from time to time;
"Hong Kong"	The Hong Kong Special Administrative Region of The People's Republic of China;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Issuance Mandate"	as defined in paragraph "Issuance and Repurchase Mandates" of the Letter from the Board;
"Latest Practicable Date"	27 July 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Repurchase Mandate"	as defined in paragraph "Issuance and Repurchase Mandates" of the Letter from the Board;
"Retiring Directors"	The Directors who will retire and, being eligible, will offer themselves for re-election at the AGM pursuant to the Bye-laws;
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong;

"Shares"	ordinary share(s) of HK$0.01 each in the capital of the Company;
"Shareholder(s)"	holder(s) of the Share(s);
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Takeovers Code"	The Hong Kong Codes on Takeovers and Mergers issued by the Securities and Futures Commission in Hong Kong;
"%"	per cent.

STARBOW HOLDINGS LIMITED
星虹控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

Executive Directors:
Mr. Chi Chi Hung, Kenneth *(Chairman)*
Mr. Wong Hin Shek, Hans

Independent non-executive Directors:
Mr. Chun Jay
Mr. Chan Chi Yuen
Mr. Lau Man Tak

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal Place of Business in Hong Kong:
Unit 905, 9/F
Asia Orient Tower
Tower Place
33 Lockhart Road
Wanchai
Hong Kong

29 July 2005

To the Shareholders

Dear Sir or Madam,

PROPOSALS FOR
(I) RE-ELECTION OF RETIRING DIRECTORS
AND
(II) GRANTING OF GENERAL MANDATES
TO ISSUE NEW SHARES OF THE COMPANY
AND TO REPURCHASE SHARES OF THE COMPANY
AND
NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide the Shareholders with information in respect of the resolutions to be proposed at the AGM for (i) the re-election of Retiring Directors; (ii) the granting of the Issuance Mandate to the Directors; (iii) the granting of the Repurchase Mandate to the Directors; and (iv) the extension of the Issuance Mandate by adding to it the aggregate number of the issued Shares repurchased by the Company under the Repurchase Mandate.

In addition, this circular also gives notice to the Shareholders of the AGM at which the above-mentioned resolutions to be proposed.

* *for identification purposes only*

RE-ELECTION OF RETIRING DIRECTORS

In accordance with the bye-law 102(B) of the Bye-laws, any Director was appointed by the Board at any time shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election at the said annual general meeting but shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at such meeting. In this respect, Mr. Wong Hin Shek, Hans, Mr. Chun Jay, Mr. Chan Chi Yuen, who were appointed by the Directors after the Company's annual general meeting held on 30 August 2004 will hold office only until the next following annual general meeting of the Company and shall be eligible for re-election at the AGM.

In accordance with the bye-law 99 of the Bye-laws, one-third of the Directors for the time being or if their number is not three or a multiple of three, then the number nearest one-third shall retire from office by rotation at each annual general meeting except any Director who holds office as chairman of the Board or managing Director. The Directors to retire in every year shall be those who have been the longest in office since their last election but as between persons who became Directors on the same day shall be determined by lot unless they otherwise agree between themselves. The retiring Directors shall be eligible for re-election. In this respect, Mr. Lau Man Tak shall retire by rotation at the AGM, and, being eligible, offer himself for re-election.

Details of the Retiring Directors are set out in Appendix I to this circular in accordance with the relevant requirements of the Listing Rules.

ISSUANCE AND REPURCHASE MANDATES

At the annual general meeting of the Company held on 30 August 2004, general mandates were given to the Directors to exercise the powers of the Company to issue new Shares of the Company and to repurchase Shares of the Company respectively. Such mandates will lapse at the conclusion of the AGM.

Ordinary resolutions will be proposed at the AGM to approve the granting of new general mandates to the Directors:

(a) to allot, issue and deal with additional Shares of an aggregate nominal amount of up to 20% of the aggregate nominal amount of the share capital of the Company in issue on the date of passing of such resolution (the "Issuance Mandate"); and

(b) to purchase Shares on the Stock Exchange of an aggregate nominal amount of up to 10% of the aggregate nominal amount of the issued share capital of the Company on the date of passing of such resolution (the "Repurchase Mandate"); and

(c) to extend the Issuance Mandate by an amount representing the aggregate nominal amount of the Shares repurchased by the Company pursuant to and in accordance with the Repurchase Mandate.

The Issuance Mandate and the Repurchase Mandate will continue in force until the conclusion of the next annual general meeting of the Company held after the AGM or any earlier date as referred to in ordinary resolutions nos. 4 and 5 set out in the notice of the AGM. With reference to the Issuance Mandate and the Repurchase Mandate, the Directors wish to state that they have no immediate plan to issue or repurchase any Shares pursuant thereto.

In accordance with the requirements of the Listing Rules, the Company is required to send to the Shareholders an explanatory statement containing all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the granting of the Repurchase Mandate. The explanatory statement as required by the Listing Rules in connection with the Repurchase Mandate is set out in the Appendix II to this circular.

POLL PROCEDURE

According to clause 70 of the Bye-laws, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(a) by the chairman of the meeting; or

(b) by at least three Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) by any Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(d) by any Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and holding Shares in the Company conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

ANNUAL GENERAL MEETING

The notice of the AGM is set out on pages 14 to 17 of this circular. At the AGM, resolutions will be proposed to approve, inter alia, the re-election of Retiring Directors, the granting of the Issuance Mandate and the Repurchase Mandate and the extension of the Issuance Mandate by the addition thereto of the number of Shares repurchased pursuant to the Repurchase Mandate.

A form of proxy for use at the AGM is enclosed with this circular and such form of proxy is also published on the website of the Stock Exchange (www.hkex.com.hk). To be valid, the form of proxy must be completed and signed in accordance with the instructions printed thereon and deposited, together with the power of attorney or other authority (if any) under which it is signed or a certified copy of that power of attorney or authority at the Company's share registrar in Hong Kong, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time appointed for the holding of the AGM or any adjournment thereof. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the AGM if they so wish.

RECOMMENDATION

The Directors consider that the proposed re-election of Retiring Directors, the granting of the Issuance and Repurchase Mandates and the extension of the Issuance Mandate are in the interests of the Company, the Group and the Shareholders. Accordingly, the Directors recommend the Shareholders to vote in favour of the relevant resolutions to be proposed at the AGM.

GENERAL INFORMATION

Your attention is drawn to the additional information set out in the Appendix I (Details of Retiring Directors proposed to be re-elected at the AGM) and Appendix II (Explanatory Statement on the Repurchase Mandate) to this circular.

Yours faithfully
By Order of the Board
Starbow Holdings Limited
Kenneth Chi
Chairman

Pursuant to the Listing Rules, the details of the Retiring Directors who will retire at the AGM according to the Bye-laws and will be proposed to be re-elected at the AGM are provided below:

(1) Wong Hin Shek, Hans

Mr. Wong Hin Shek, Hans, aged 35, is an executive Director. He has over 10 years of experience in corporate finance transaction, including mergers and acquisitions, initial public offerings and equity syndication. Before joining the Group, he worked in a number of reputable investment banks and the Stock Exchange.

Mr. Wong holds a Master of Science (Financial Management) degree from University of London in United Kingdom and a Bachelor of Commerce degree from University of Toronto in Canada.

Mr. Wong is currently an executive director of Golden Resorts Group Limited, whose shares are listed on the Main Board of the Stock Exchange. Save as disclosed herein, Mr. Wong does not hold any position with the Company and other members of the Group, nor has he held any directorship in other listed public companies in the last 3 years.

There is no service contract entered into with the Company in respect of his appointment as an executive Director. Mr. Wong agreed to receive no remunerations for holding such office in the mean time and his remuneration will be determined by the Board after the evaluation of his performance and contribution to the Company during the term of his office after the AGM. Mr. Wong has not been entitled to any emoluments or bonus payments from the Company in his current term of office up to the holding of AGM.

Mr. Wong has no relationship with any directors, senior management or substantial or controlling shareholders of the Company nor any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

(2) Chun Jay

Mr. Chun Jay, aged 40, is an independent non-executive Director. He holds a bachelor degree in Computer Science from The Shanghai University of Science and Technology. He has a solid background in information technology and marketing and over 14 years of management and investment experience.

Mr. Chun is currently the chairman and executive director of LifeTec Group Limited and an independent non-executive director of Hua Yi Copper Holdings Limited, companies whose shares are listed on the Main Board of the Stock Exchange. Save as disclosed herein, Mr. Chun does not hold any position with the Company and other members of the Group, nor has he held any directorship in other listed public companies in the last 3 years.

There is no service contract entered into with the Company in respect of his appointment as an independent non-executive Director. Mr. Chun agreed to receive no remunerations for holding such office in the mean time and his remuneration will be determined by the Board after the evaluation of his performance and contribution to the Company during the term of his office after the AGM. Mr. Chun has not been entitled to any emoluments or bonus payments from the Company in his current term of office up to the holding of AGM.

Mr. Chun has no relationship with any directors, senior management or substantial or controlling shareholders of the Company nor any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

(3) Chan Chi Yuen

Mr. Chan Chi Yuen, aged 38, is an independent non-executive Director. He holds a bachelor degree with honors in Business Administration and is a fellow member of The Hong Kong Institute of Certified Public Accountants and The Association of Chartered Certified Accountants. Mr. Chan is a practicing certified public accountant and a partner of an audit firm in Hong Kong. He has over 16 years of extensive experience in accounting, taxation, financial management, corporate finance and corporate governance.

Mr. Chan is currently an independent non-executive director of Golden Resorts Group Limited and China Sciences Conservational Power Limited, companies whose shares are listed on the Main Board of the Stock Exchange. Save as disclosed herein, Mr. Chan does not hold any position with the Company and other members of the Group, nor has he held any directorship in other listed public companies in the last 3 years.

There is no service contract entered into with the Company in respect of his appointment as an independent non-executive Director. Mr. Chan agreed to receive no remunerations for holding such office in the mean time and his remuneration will be determined by the Board after the evaluation of his performance and contribution to the Company during the term of his office after the AGM. Mr. Chan has not been entitled to any emoluments or bonus payments from the Company in his current term of office up to the holding of AGM.

Mr. Chan has no relationship with any directors, senior management or substantial or controlling shareholders of the Company nor any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

(4) Lau Man Tak

Mr. Lau Man Tak, aged 36, is an independent non-executive Director. He holds a bachelor degree in Accountancy from the Hong Kong Polytechnic University and has more than 10 years corporate finance, accounting and audit experience. He is a fellow member of The Association of Chartered Certified Accountants in the United Kingdom and an associate member of The Hong Kong Institute of Certified Public Accountants. He is also a member of the Hong Kong Securities Institute.

Mr. Lau is an executive director of the following listed companies in Hong Kong: Premium Land Limited, Solartech International Holdings Limited and Hua Yi Copper Holdings Limited. Save as disclosed herein, Mr. Lau does not hold any position with the Company and other members of the Group, nor has he held any directorship in other listed public companies in the last 3 years.

There is no service contract entered into with the Company in respect of his appointment as an independent non-executive Director. Mr. Lau agreed to continue to receive no remunerations for holding such office and his remuneration will be determined by the Board after the evaluation of his performance and contribution to the Company during the term of his office after the AGM. Mr. Lau has not been entitled to any emoluments or bonus payments from the Company in his current term of office up to the holding of AGM.

Mr. Lau has no relationship with any directors, senior management or substantial or controlling shareholders of the Company nor any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

The following is an explanatory statement required by the Listing Rules to be sent to the Shareholders to enable them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the AGM in relation to the granting of the Repurchase Mandate.

1. REASONS FOR SHARE REPURCHASE

The Directors believe that the granting of the Repurchase Mandate is in the interests of the Company and the Shareholders.

Repurchases of Shares may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share. The Directors are seeking the granting of the Repurchase Mandate to give the Company the flexibility to do so if and when appropriate. The number of Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time, having regard to the circumstances then pertaining.

2. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 882,936,853 Shares.

Subject to the passing of the ordinary resolution no. 5 set out in the notice of AGM in respect of the granting of the Repurchase Mandate and on the basis that no Shares are issued or repurchased by the Company prior to the date of the AGM, the Directors would be authorised under the Repurchase Mandate to repurchase a maximum of 88,293,685 Shares (representing 10% of the Shares in issue as at the Latest Practicable Date) during the period in which the Repurchase Mandate remains in force.

3. FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum of association and the Bye-laws, the laws of Bermuda and/or any other applicable laws.

The Company is empowered by its memorandum of association and the Bye-laws to repurchase Shares. The laws of Bermuda provide that the amount of capital paid in connection with a share repurchase by a company may only be paid out of either the capital paid up on the relevant shares, or the funds of the company which would otherwise be available for dividend or distribution or the proceeds of a fresh issue of shares made for such purpose. The amount of premium payable on repurchase may only be paid out of funds of the company which would otherwise be available for dividend or distribution or out of the share premium account of the company before the shares are repurchased.

4. IMPACT OF REPURCHASES

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report of the Company for the year ended 31 March 2005) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not intend to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

5. TAKEOVERS CODE

If, on the exercise of the power to repurchase Shares pursuant to the Repurchase Mandate, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Takeovers Code. Accordingly, a Shareholder, or group of Shareholders acting in concert, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code for all the Shares not already owned by such Shareholder or group of Shareholders.

As at the Latest Practicable Date, the following substantial Shareholders were interested in the Shares:

Name of Shareholder	Number of Shares	Approximate percentage of nominal value of issued share capital before exercise of Repurchase Mandate	Approximate percentage of nominal value of issued share capital after exercise of Repurchase Mandate
Mr. Wong King Shiu, Daniel	90,306,000	10.23%	12.19%
Great Sense Limited *(Note 1)*	87,460,000	9.90%	11.81%
Mr. Tsang Chiu Ming	87,460,000	9.90%	11.81%

Notes:

1. Great Sense Limited is wholly owned by Mr. Tsang Chiu Ming and Mr.Tsang Chiu Ming is accordingly taken to have an interest in the 87,460,000 Shares in which Great Sense Limited is interested under the SFO.

On the basis that no further Shares are issued or repurchased and in the event that the Repurchase Mandate is exercised in full, the shareholding of the substantial Shareholders would be increased as shown above. Such increase would not give rise to an obligation on the part of the respective substantial Shareholder to make a mandatory offer under Rule 26 of the Takeovers Code. The Directors have confirmed that they have no present intention to repurchase Shares to such an extent as would give rise to an obligation on the part of any Shareholder to make a mandatory offer under Rule 26 of the Takeovers Code.

6. GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective associates (as defined in the Listing Rules) have any present intention to sell any Shares to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Company has not been notified by any connected persons (as defined in the Listing Rules) of the Company that they have a present intention to sell any Shares to the Company, or that they have undertaken not to sell any Shares held by them to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases of Shares pursuant to the Repurchase Mandate in accordance with the Listing Rules and the laws of Bermuda.

7. SHARE PRICES

The highest and lowest prices per Share at which the Shares have traded on the Stock Exchange during each of the previous twelve months preceding the Latest Practicable Date were as follows:

	Highest	Lowest
	HK$	*HK$*
2004		
July	0.0450	0.0350
August	0.0400	0.0280
September	0.0350	0.0260
October	0.0420	0.0280
November	0.0680	0.0320
December	0.0680	0.0400
2005		
January	0.0990	0.0540
February	0.0700	0.0550
March	0.0780	0.0600
April	0.0720	0.0600
May	0.0660	0.0520
June	0.0820	0.0580

8. REPURCHASES OF SHARES MADE BY THE COMPANY

No repurchase of Shares has been made by the Company during the previous six months (whether on the Stock Exchange or otherwise) preceding the Latest Practicable Date.

STARBOW HOLDINGS LIMITED
星虹控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of Starbow Holdings Limited (the "Company") will be held at 2/F, Shui On Centre, 6-8 Harbour Road, Wanchai, Hong Kong on 23 August 2005 at 10:00 a.m. for the following purposes:–

As ordinary business:

1. To receive and consider the Audited Financial Statements and Reports of the Directors and of the Auditors for the year ended 31 March 2005.

2. To re-elect the following Directors:

   (i) Mr. Wong Hin Shek, Hans as executive Director;

   (ii) Mr. Chun Jay as independent non-executive Director;

   (iii) Mr. Chan Chi Yuen as independent non-executive Director; and

   (iv) Mr. Lau Man Tak as independent non-executive Director.

   and to authorise the Board of Directors to fix the remuneration of the Directors

3. To re-appoint Messrs HLB Hodgson Impey Cheng as Auditors and to authorise the Board of Directors to fix the remuneration of the Auditors.

As special business:

To consider and, if thought fit, pass the following resolutions as ordinary resolutions.

4. **"THAT**

   (A) subject to paragraph (C) below, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and other securities which carry rights to subscribe for or are convertible into shares of the Company) which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

* *for identification purposes only*

(B) the approval in paragraph (A) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and other securities which carry rights to subscribe for or are convertible into shares of the Company) which might require the exercise of such powers after the end of the Relevant Period;

(C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approvals in paragraph (A) above, otherwise than pursuant to:

(i) a Rights Issue (as hereinafter defined), or

(ii) the exercise of rights of subscription or conversion under the terms of any existing warrants, bonds, debentures, notes and other securities which carry rights to subscribe for or are convertible into shares of the Company, or

(iii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or

(iv) any scrip dividend scheme or similar arrangement providing for the allotment of shares in the Company in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-laws of the Company (the "Bye-laws"),

shall not exceed 20% of the nominal amount of the share capital of the Company in issue as at the date of passing this resolution and the said approval shall be limited accordingly; and

(D) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this resolution;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Bye-laws to be held; or

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares or other securities of the Company open for a period fixed by the Directors to holders of shares or any class thereof whose names appear in the register of members of the Company on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangement as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction, or the requirements of any recognised regulatory body or any stock exchange in any territory applicable to the Company)."

5. "THAT:

(A) subject to paragraph (B) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase its issued shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time be and is hereby generally and unconditionally approved in substitution for and to the exclusion of any existing authority previously granted;

(B) the aggregate nominal amount of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (A) above shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this resolution and the said approval shall be limited accordingly; and

(C) for the purpose of this resolution:

"Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within the next annual general meeting of the Company is required by the Bye-laws or any applicable laws of Bermuda to be held; or

(c) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

6. "**THAT** subject to the passing of ordinary resolutions nos. 4 and 5 set out in the notice convening this meeting, the general mandate granted to the Directors to exercise the powers of the Company to allot shares pursuant to ordinary resolution no. 4 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to ordinary resolution no. 5 set out in the notice convening this meeting."

By Order of the Board
Starbow Holdings Limited
Kenneth Chi
Chairman

Hong Kong, 29 July 2005

Principal Place of Business in Hong Kong:
Unit 905, 9/F
Asia Orient Tower
Tower Place
33 Lockhart Road
Wanchai
Hong Kong

At the date of this notice, the Board comprises two executive Directors, namely Mr. Chi Chi Hung, Kenneth and Mr. Wong Hin Shek, Hans and three independent non-executive Directors namely Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lau Man Tak.

Notes:

1. Every member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

2. In order for such appointment to be valid, the form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of authority, must be deposited at the Company's share registrar in Hong Kong, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for the holding of the above meeting or any adjournment thereof..

STARBOW HOLDINGS LIMITED
星虹控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

Form of proxy for use at the Annual General Meeting to be held on 23 August 2005 at 10:00 a.m.

I/We (Note 1), ____

of ____

being the registered holder(s) of (Note 2) ordinary shares of HK$0.01 each in the capital of STARBOW HOLDINGS LIMITED (the "Company"), hereby appoint the Chairman of the Meeting (Note 3), or ______________________________

of ____

as my/our proxy to attend and vote for me/us at the Annual General Meeting of the Company (the "Meeting") to be held at 2/F, Shui On Centre, 6-8 Harbour Road, Wanchai, Hong Kong on 23 August 2005 at 10:00 a.m. (or any adjournment thereof) for the purpose of considering and, if thought fit, passing the resolutions set out in the notice convening the Meeting and at such Meeting (or any adjournment thereof) to vote on my/our behalf as indicated below:

Please indicate with a "✓" in the boxes provided how you wish the proxy to vote on your behalf (Note 4).

	Resolutions	FOR	AGAINST
1	To consider and approve the Audited Financial Statements and Reports of the Directors and of the Auditors for the year ended 31 March 2005.		
2	To re-elect the following Directors:		
	(i) Mr. Wong Hin Shek, Hans as executive Director;	(i)	(i)
	(ii) Mr. Chun Jay as independent non-executive Director;	(ii)	(ii)
	(iii) Mr. Chan Chi Yuen as independent non-executive Director; and	(iii)	(iii)
	(iv) Mr. Lau Man Tak as independent non-executive Director.	(iv)	(iv)
	To authorise the Board of Directors to fix the remuneration of the Directors.		
3	To re-appoint Messrs HLB Hodgson Impey Cheng as the Company's auditors and to authorise the Board of Directors to fix the remuneration of the Auditors.		
4	To grant a general mandate to the Directors to allot, issue and deal with additional Shares not exceeding 20% of the issued share capital of the Company.		
5	To grant a general mandate to the Directors to repurchase Shares not exceeding 10% of the issued share capital of the Company.		
6	To extend the general mandate granted under resolution no. 4 by including the number of Shares repurchased by the Company pursuant to resolution no. 5 by the Company under the mandate referred to in item 5 above.		

Dated this ____________ day of ____________ 2005   Signature (Note 5) ______________________________

Shareholder(s)

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares registered in your name(s) and to which this form of proxy relates; if no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
3. If any proxy other than the Chairman of the Meeting is preferred, delete the words "the Chairman of the Meeting" and insert the name and address of the proxy desired in the space provided. **Any alteration made to this form of proxy must be duly initialled by the person who signs it.**
4. If this form is returned duly signed, but without any indication as to how your proxy should vote, the proxy may vote for or against the resolutions or may abstain at his discretion.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.
6. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy or by representative will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority is determined by the order in which the name stands first on the register of members in respect of the joint holding.
7. To be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be deposited with the Company's share registrar in Hong Kong at Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time for holding the Meeting or any adjourned meeting.
8. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
9. Completion and return of this form of proxy will not preclude you from attending and voting in person at the Meeting or any adjournment thereof if you so wish. In such case, this form of proxy will be deemed to have been revoked.

* *for identification purposes only*

STARBOW<00397> - Unusual price movement

The Stock Exchange has received a message from Starbow Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent decrease in the price of the shares of the Company and wish to state that we are not aware of any reasons for such decrease in price.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of Starbow Holdings Limited the directors of which individually and jointly accept responsibility for the accuracy of this statement.

At the date of this announcement, the Board comprises two Executive Directors, namely Mr. Chi Chi Hung, Kenneth and Mr. Wong Hin Shek, Hans and three Independent Non-executive Directors namely Mr. Chan Chi Yuen, Mr. Chun Jay and Mr. Lau Man Tak.

By order of the Board
Starbow Holdings Limited
Chi Chi Hung, Kenneth
Director

Hong Kong, this September 16, 2005"

STARBOW<00397> - Unusual price & volume movements

The Stock Exchange has received a message from Starbow Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent decrease in price and the increase in the trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such Unusual Movement.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of Starbow Holdings Limited the directors of which individually and jointly accept responsibility for the accuracy of this statement.

At the date of this announcement, the Board comprises two Executive Directors, namely Mr. Chi Chi Hung, Kenneth and Mr. Wong Hin Shek, Hans and three Independent Non-executive Directors namely Mr. Chan Chi Yuen, Mr. Chun Jay and Mr. Lau Man Tak.

By order of the Board
Starbow Holdings Limited
Chi Chi Hung, Kenneth
Director

Hong Kong, this 12th day of October, 2005"

STARBOW<00397> - Unusual price & volume movements

The Stock Exchange has received a message from Starbow Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the price and trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increase.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of Starbow Holdings Limited the directors of which individually and jointly accept responsibility for the accuracy of this statement.

At the date of this announcement, the Board comprises two Executive Directors, namely Mr. Chi Chi Hung, Kenneth and Mr. Wong Hin Shek, Hans and three Independent Non-executive Directors namely Mr. Chan Chi Yuen, Mr. Chun Jay and Mr. Lau Man Tak.

By order of the Board
Starbow Holdings Limited

Chi Chi Hung, Kenneth
Director

Hong Kong, dated this 25th day of October, 2005"

STARBOW<00397> - Unusual price movement

The Stock Exchange has received a message from Starbow Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the price of the shares of the Company and wish to state that we are not aware of any reasons for such increase.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of Starbow Holdings Limited the directors of which individually and jointly accept responsibility for the accuracy of this statement.

At the date of this announcement, the Board comprises two Executive Directors, namely Mr. Chi Chi Hung, Kenneth and Mr. Wong Hin Shek, Hans and three Independent Non-executive Directors namely Mr. Chan Chi Yuen, Mr. Chun Jay and Mr. Lau Man Tak.

By order of the Board
Starbow Holdings Limited
Chi Chi Hung, Kenneth
Director

Hong Kong, dated this 26th day of October, 2005"

STARBOW<00397> - Unusual price movement

The Stock Exchange has received a message from Starbow Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent fluctuation in price of the shares of the Company and wish to state that we are not aware of any reasons for such fluctuation.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of Starbow Holdings Limited the directors of which individually and jointly accept responsibility for the accuracy of this statement.

At the date of this announcement, the Board comprises two Executive Directors, namely Mr. Chi Chi Hung, Kenneth and Mr. Wong Hin Shek, Hans and three Independent Non-executive Directors namely Mr. Chan Chi Yuen, Mr. Chun Jay and Mr. Lau Man Tak.

By order of the Board
Starbow Holdings Limited

Chi Chi Hung, Kenneth
Director

Hong Kong, dated this 28th day of October, 2005"

STARBOW<00397> - Unusual price movement

The Stock Exchange has received a message from Starbow Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the price of the shares of the Company and wish to state that we are not aware of any reasons for such increase.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of Starbow Holdings Limited the directors of which individually and jointly accept responsibility for the accuracy of this statement.

At the date of this announcement, the Board comprises two Executive Directors, namely Mr. Chi Chi Hung, Kenneth and Mr. Wong Hin Shek, Hans and three Independent Non-executive Directors namely Mr. Chan Chi Yuen, Mr. Chun Jay and Mr. Lau Man Tak.

By order of the Board
Starbow Holdings Limited

Chi Chi Hung, Kenneth
Director

Hong Kong, dated this 31st day of October, 2005"

STARBOW<00397> - Unusual price movement

The Stock Exchange has received a message from Starbow Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the price of the shares of the Company and wish to state that we are not aware of any reasons for such increase.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of Starbow Holdings Limited the directors of which individually and jointly accept responsibility for the accuracy of this statement.

At the date of this announcement, the Board comprises two Executive Directors, namely Mr. Chi Chi Hung, Kenneth and Mr. Wong Hin Shek, Hans and three Independent Non-executive Directors namely Mr. Chan Chi Yuen, Mr. Chun Jay and Mr. Lau Man Tak.

By order of the Board
Starbow Holdings Limited

Chi Chi Hung, Kenneth
Director

Hong Kong, dated this 1st day of November, 2005"

STARBOW<00397> - Suspension of Trading

At the request of Starbow Holdings Limited (the "Company"), trading in its shares has been suspended with effect from 9:30 a.m. today (7/11/2005) pending for an announcement in relation to placing of securities of the Company which may be price-sensitive to the Company.

STARBOW HOLDINGS LIMITED
(星虹控股有限公司)*
(Incorporated in Bermuda with limited liability)
(Stock Code: 397)

TOWN HEALTH INTERNATIONAL HOLDINGS COMPANY LIMITED
(康健國際控股有限公司)
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 8138)

(1) SUBSCRIPTION OF CONVERTIBLE NOTES; (2) THE WHITEWASH WAIVER; (3) SUBSCRIPTION OF NEW SHARES; (4) PLACING OF NEW SHARES; (5) PLACING OF CONVERTIBLE NOTES; (6) PROPOSED CHANGE OF NAME; (7) REFRESHMENT OF THE SCHEME MANDATE LIMIT; AND (8) RESUMPTION OF TRADING

(1) POSSIBLE DISCLOSEABLE AND CONNECTED TRANSACTION: SUBSCRIPTION OF CONVERTIBLE NOTES AND (2) RESUMPTION OF TRADING

Financial adviser to Starbow Holdings Limited

KINGSTON CORPORATE FINANCE LIMITED

Placing Agent to the Placing of New Shares and Convertible Notes

KINGSTON SECURITIES LIMITED

Independent financial adviser to the independent board committee of Starbow Holdings Limited

TIS Securities (HK) Limited

Financial adviser to Town Health International Holdings Company Limited

第一上海 First Shanghai Group

First Shanghai Capital Limited

CN SUBSCRIPTION AGREEMENT

On 9 December 2005, Starbow and the CN Subscriber entered into the CN Subscription Agreement pursuant to which the CN Subscriber agreed to subscribe for the Convertible Notes I in an aggregate principal amount of HK$60,000,000.

At the initial conversion price of HK$0.041 per Share, upon exercise in full of the conversion rights attached to the Convertible Notes I to be issued under the CN Subscription Agreement, an aggregate of 1,463,414,634 new Shares would fall to be issued by Starbow, which would represent (i) approximately 165.74% of the existing issued share capital of Starbow comprising 882,936,853 Shares; and (ii) approximately 62.37% of the issued share capital of Starbow as enlarged by the issue of such Conversion Shares.

The initial conversion price of HK$0.041 per Share, represents (i) a discount of approximately 12.77% to the closing price of HK$0.047 per Share quoted on the Stock Exchange on 4 November 2005, being the day prior to the suspension of trading in the Shares immediately before the issue of this announcement; and (ii) a discount of approximately 5.53% to the average closing price of HK$0.0434 per Share as quoted on the Stock Exchange for the last five consecutive trading days up to and including 4 November 2005.

Completion of the CN Subscription is subject to certain conditions. The Conversion Shares falling to be issued upon exercise of the conversion rights attached to the Convertible Notes will when issued rank pari passu with all other Shares then in issue.

The gross and net proceeds from the CN Subscription will be approximately HK$60 million and HK$57 million respectively, assuming all of the Convertible Notes II are actually placed. Out of the net proceeds of HK$57 million, (i) about HK$50 million will be used for the establishment by Starbow Group of a new centre (i.e. not by the acquisition of an existing business) for the provision of the health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services in Hong Kong; and (ii) the remaining balance of about HK$7 million will be used as general working capital for the Starbow Group.

SHARE SUBSCRIPTION AGREEMENT

On 9 December 2005, Starbow and the Share Subscriber entered into the Share Subscription Agreement pursuant to which the Share Subscriber agreed to subscribe for and Starbow agreed to allot and issue 100,000,000 new Shares for cash consideration at a subscription price of HK$0.038 each.

Completion of the Share Subscription is subject to certain conditions. The 100,000,000 Subscription Shares represent (i) approximately 11.33% of the existing issued share capital of Starbow comprising 882,936,853 Shares; and (ii) approximately 10.17% of Starbow's issued share capital as enlarged by the issue of the Subscription Shares. The Subscription Shares when issued will rank pari passu with all other Shares then in issue.

The subscription price per Subscription Share of HK$0.038 represents (i) a discount of approximately 19.15% to the closing price of HK$0.047 per Share quoted on the Stock Exchange on 4 November 2005, being the day prior to the suspension of trading in the Shares immediately before the issue of this announcement; and (ii) a discount of approximately 12.44% to the average closing price of HK$0.0434 per Share as quoted on the Stock Exchange for the last five consecutive trading days up to and including 4 November 2005.

Both the gross and net proceeds from the Share Subscription are approximately HK$3.8 million which will be used as general working capital for the Starbow Group.

INFORMATION ON THE CN SUBSCRIBER AND SHARE SUBSCRIBER

The CN Subscriber is Top Act, an indirect wholly owned subsidiary of Town Health, the shares of which became listed on GEM on 18th October 2000. Town Health is currently owned as to 51% of its issued share capital by Broad Idea International Limited which is beneficially owned by Mr. Cho Kwai Chee as to 50.1% and Dr. Francis Choi Chee Ming as to 49.9% respectively.

The Share Subscriber is Central View, a company wholly and beneficially owned by Ms. Choi Ka Yee, Crystal who is independent of and not connected with Starbow and its connected person (as defined under the Listing Rules). Given that the ultimate beneficial owner of the Share Subscriber is a daughter of Dr. Francis Choi Chee Ming, who is one of the beneficial owners of the controlling shareholder of Town Health, the Share Subscriber is a party acting in concert with the CN Subscriber for the purpose of the Takeovers Code.

* *For identification only*

WHITEWASH WAIVER

Assuming (i) completion of the Share Placing; and (ii) completion of the Share Subscription, the Share Subscriber will be interested in 100,000,000 Shares representing 8.62% of the issued share capital of Starbow as enlarged by the issue of the Placing Shares and the Subscription Shares (assuming that none of the conversion rights attached to the Convertible Notes I and Convertible Notes II are exercised).

Assuming (i) completion of the Share Subscription; (ii) completion of the Share Placing; and (iii) full exercise of the conversion rights attached to the Convertible Notes I, the Subscribers and parties acting in concert with each of them will be interested in a total of 1,563,414,634 Shares, representing approximately 59.60% of the issued share capital of Starbow as enlarged by the issue of the Placing Shares, the Subscription Shares and the Conversion Shares issued upon exercise of the conversion rights attached to the Convertible Notes I (assuming that none of the conversion rights attached to the Convertible Notes II are exercised).

Assuming (i) no completion of the Share Subscription; (ii) completion of the Share Placing; and (iii) full exercise of the conversion rights attached to the Convertible Notes I, the CN Subscriber and parties acting in concert with it will be interested in 1,463,414,634 Shares, representing approximately 58.00% of the issued share capital of Starbow as enlarged by the issue of the Placing Shares and the Conversion Shares issued upon exercise of the conversion rights attached to the Convertible Notes I (assuming that none of the conversion rights attached to the Convertible Notes II are exercised).

Assuming (i) completion of the Share Subscription; (ii) no completion of the Share Placing; and (iii) full exercise of the conversion rights attached to the Convertible Notes I, the Subscribers and parties acting in concert with each of them will be interested in a total of 1,563,414,634 Shares, representing approximately 63.91% of the issued share capital of Starbow as enlarged by the issue of the Subscription Shares and the Conversion Shares issued upon exercise of the conversion rights attached to the Convertible Notes I (assuming that none of the conversion rights attached to the Convertible Notes II are exercised).

As a result, the Subscribers and parties acting in concert with them will hold more than 30% of the issued share capital of Starbow as so enlarged as a result of the exercise of the conversion rights attached to the Convertible Notes I and therefore are obliged to make a mandatory general offer for all the issued Shares (not already owned or agreed to be acquired by the Subscribers and parties acting in concert with them) under Rule 26 of the Takeovers Code.

Pursuant to Note 10 to Rule 26.1 of the Takeovers Code, the acquisition of convertible securities does not give rise to an obligation on the part of the CN Subscriber to make a general offer but the exercise of the conversion rights will be considered to be an acquisition of voting rights for the purpose of the Rule 26 of the Takeovers Code. The Subscribers and parties acting in concert with each of them may hold more than 30% of the issued share capital of Starbow upon exercise of the conversion rights attached to the Convertible Notes I by the CN Subscriber or upon such exercise together with the Share Subscription. An application will be made by the Subscribers to the Executive for the Whitewash Waiver, which, if granted, would be subject to the approval of the Independent Starbow Shareholders on a vote taken by way of poll. If the Whitewash Waiver is granted and approved by the Independent Starbow Shareholders, the obligation of the Subscribers and parties acting in concert with each of them to make a mandatory general offer under Rule 26 of the Takeovers Code will be waived. The Executive may or may not grant the Whitewash Waiver.

SHARE PLACING AGREEMENT

On 9 December, 2005, Starbow and the Placing Agent entered into the Share Placing Agreement, pursuant to which Starbow agreed to place, through the Placing Agent, on a best effort basis, 176,580,000 new Shares at a price of HK$0.038 each.

The Placing Agent shall procure not fewer than six placees, each of whom and whose ultimate beneficial owners (i) are not connected persons (as defined in the Listing Rules) of Starbow; and (ii) are independent of, and not connected with Starbow or the Share Subscriber or the CN Subscriber or their respective connected persons (as defined in the Listing Rules).

The 176,580,000 Placing Shares represent (i) approximately 20% of the existing issued share capital of Starbow comprising 882,936,853 Shares; and (ii) approximately 16.67% of the issued share capital of Starbow as enlarged by the issue of Placing Shares. The Placing Shares will be issued under the General Mandate. Completion of the Share Placing is conditional upon the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Placing Shares. The Placing Shares when issued will rank pari passu with all other Shares then in issue.

The placing price per Placing Share of HK$0.038 represents (i) a discount of approximately 19.15% to the closing price of HK$0.047 per Share quoted on the Stock Exchange on 4 November, 2005, being the trading day prior to the suspension of trading in the Shares immediately before the issue of this announcement; and (ii) a discount of approximately 12.44% to the average closing price of approximately HK$0.0434 Share as quoted on the Stock Exchange for the last five consecutive trading days up to and including 4 November 2005.

The gross and net proceeds from the Placing Shares of approximately HK$6.7 million and HK$5.7 million (after deducting the estimated related expenses of HK$1 million) respectively, will be used for the Starbow Group's general working capital. The net proceeds from each Placing Share will be approximately HK$0.032.

CN PLACING AGREEMENT

On 9 December, 2005, Starbow and the Placing Agent also entered into the CN Placing Agreement pursuant to which the Placing Agent agreed to place, on a best effort basis, up to an aggregate principal amount of HK$60,000,000 Convertible Notes II.

At any time up to the first anniversary of the date of fulfillment of conditions of the CN Placing Agreement, the Placing Agent can at any time by written notice call for Starbow to issue Convertible Notes II up to an aggregate principal amount of HK$60,000,000, within 5 Business Days from the date of receipt of such notice. Each call shall not be less than HK$1,000,000.

Following the satisfaction of the Business Condition, Starbow can at any time up to the first anniversary of the date of fulfillment of conditions of the CN Placing Agreement give the Call Notice to the Placing Agent for the Placing Agent to procure subscribers or itself, on a fully underwritten basis, to subscribe for the balance of any of Convertible Notes II not yet placed, up to a maximum amount of HK$12,000,000, to be completed within 10 Business Days of the Call Notice provided that if the Placing Agent shall give notice to Starbow within 8 Business Days after issue of the Call Notice on the ground of force majeure, details of which are set out in the paragraph sub-headed "Force Majeure" in this announcement, it shall have no obligations to complete.

The Placing Agent shall procure not fewer than six placees, each of whom and whose ultimate beneficial owners are not connected persons of Starbow and are independent of, and not connected with Starbow, the Share Subscriber, the CN Subscriber and their respective connected persons (as defined in the Listing Rules and/or the GEM Listing Rules).

Assuming that the Convertible Notes II of the maximum aggregate principal amount of HK$60,000,000 are placed under the CN Placing, upon exercise in full of the conversion rights attached to such Convertible Notes II, an aggregate of 1,463,414,634 Conversion Shares would fall to be allotted and issued by Starbow at the initial conversion price of HK$0.041 per Share, which would represent (i) approximately 165.74% of the existing issued share capital of Starbow comprising 882,936,853 Shares; (ii) approximately 62.37% of the issued share capital of Starbow as enlarged by the issue of such 1,463,414,634 Conversion Shares; and (iii) approximately 38.41% of the issued share capital of Starbow as enlarged by the issue of the aggregate 2,926,829,268 Conversion Shares which will fall to be issued upon exercise in full of the conversion rights attached to such Convertible Notes I and II.

Completion of the CN Placing is conditional upon the fulfillment of the conditions as listed below. The Conversion Shares falling to be issued upon exercise of the conversion rights attached to the Convertible Notes II will when issued rank pari passu with all other Shares then in issue.

The conversion price of HK$0.041 per Conversion Share represents (i) a discount of approximately 12.77% to the closing price of HK$0.047 per Share as quoted on the Stock Exchange on 4 November 2005, being the last trading day prior to the suspension in the trading of the Shares pending the issue of this announcement; (ii) a discount of approximately 5.53% to the average closing price of the Shares of HK$0.0434 per Share as quoted on the Stock Exchange for the five trading-day period up to and including 4 November 2005; and (iii) a premium of about 73.73% to the net asset value per Share of approximately HK$0.0236 based on the consolidated net assets of Starbow as at 31 March 2005 as shown in its audited financial statements for the year ended on that date. The other principal terms of the Convertible Notes II are listed below.

The gross and net proceeds from the placing of the Convertible Notes II will be approximately HK$60 million and HK$55 million respectively, assuming all of the Convertible Notes II are actually placed. The net proceeds of HK$55 million are expected to be applied towards the expansion of the Starbow Group's new centre for the provision of health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services established by application of the net proceeds from the CN Subscription, and the establishment of similar centres at other locations in Hong Kong. In the event that such expansion and establishment of the proposed new centres are not implemented, such net proceeds will be used as general working capital for the Starbow Group.

PROPOSED REFRESHMENT OF THE SCHEME MANDATE LIMIT

Starbow also proposes to seek its shareholders' approval regarding refreshment of the 10% limit on the grant of options under the Share Option Scheme which is based on the existing share capital of Starbow as at the date of the Starbow SGM.

CHANGE OF COMPANY'S NAME

The Starbow Board proposes to put forward at the Starbow SGM a resolution to change the name of Starbow from "Starbow Holdings Limited" to "Town Health Medical Technology Holdings Company Limited". It is also proposed that subject to the new English name of Starbow becoming effective, the company will adopt "康健醫療科技控股有限公司" as its new Chinese name for identification purposes only. The proposed change of name is subject to, among other things, (i) the Starbow Shareholders' approval at the Starbow SGM; and (ii) the completion of CN Subscription.

PROPOSED APPOINTMENT OF DIRECTOR OF STARBOW

It is proposed that Mr. Cho Kwai Yee, Kevin, Mr. Siu Kam Chau and Ms. Choi Ka Yee, Crystal will be appointed as executive directors of Starbow on the earliest day as permitted under the Takeovers Code. Save for such appointment, it is not expected that there will be any major changes to the composition of the Starbow Board.

GEM LISTING RULES IMPLICATIONS ON TOWN HEALTH – POSSIBLE DISCLOSEABLE AND CONNECTED TRANSACTION

Given that Ms. Choi Ka Yee, Crystal is a daughter of Dr. Francis Choi Chee Ming, who is a connected person of Town Health, and is proposed to be appointed as a director of Starbow, the exercise of the conversion rights attached to the Convertible Notes I by the CN Subscriber constitutes a possible discloseable and connected transaction of Town Health under the GEM Listing Rules. Accordingly, the CN Subscription is also subject to the approval of Town Health's independent shareholders, voting by way of poll at the Town Health EGM under the GEM Listing Rules. The controlling shareholder of Town Health, Broad Idea International Limited (which is beneficially owned by Mr. Cho Kwai Chee as to 50.1% and Dr. Francis Choi Chee Ming as to 49.9%) and its associates will abstain from voting on the relevant resolution to be proposed at the Town Health EGM for the approval of the CN Subscription.

GENERAL

An independent board committee of Starbow, comprising all of the independent non-executive directors of Starbow namely Mr. Lau Man Tak, Mr. Chun Jay and Mr. Chan Chi Yuen, has been formed to advise the Independent Starbow Shareholders in relation to (i) the Share Subscription; (ii) the CN Subscription; (iii) the CN Placing; and (iv) the Whitewash Waiver. TIS has been appointed as the independent financial adviser to advise the independent board committee of Starbow and the Independent Starbow Shareholders in relation to (i) the Share Subscription; (ii) the CN Subscription; (iii) the CN Placing; and (iv) the Whitewash Waiver. The appointment of TIS as the independent financial adviser has been approved by the independent board committee of Starbow.

A circular of Starbow containing, amongst other things, further details of (i) the Share Subscription; (ii) the CN Subscription; (iii) the CN Placing; (iv) the Whitewash Waiver; (v) the refreshment of Scheme Mandate Limit; (vi) proposed change of company's name; and (vii) the recommendation of the independent board committee of Starbow to the Independent Starbow Shareholders and the letter of advice from TIS to the independent board committee of Starbow in respect of (i) the Share Subscription; (ii) the CN Subscription; (iii) the CN Placing; and (iv) the Whitewash Waiver, will be despatched to the Starbow Shareholders as soon as practicable in accordance with the Listing Rules and Takeovers Code.

An independent board committee of Town Health has been formed to advise the independent shareholders of Town Health in relation to the CN Subscription. An independent financial adviser will be appointed as soon as possible to advise the independent board committee and the independent shareholders of Town Health in relation to the CN Subscription.

A circular of Town Health containing, amongst other things, further details of the CN Subscription, an advice from an independent financial adviser and a recommendation from the independent board committee of Town Health, together with a notice convening the Town Health EGM will be despatched to the shareholders of Town Health as soon as practicable.

The Stock Exchange is concerned that the ultimate intention of Starbow and the CN Subscriber is to inject a business into Starbow which may become under control of the CN Subscriber. The Stock Exchange will closely monitor all future transactions, if any, between Starbow and the CN Subscriber and may aggregate such transactions and decide whether the reverse takeover rule should apply. The Stock Exchange may also revisit this matter in the event that there is evidence available to indicate that Starbow is under the control of the CN Subscriber.

Starbow Shareholders and potential investors should note that each of the Share Subscription, the Share Placing, the CN Subscription and the CN Placing is subject to the fulfilment of a number of conditions precedent, and may or may not proceed. Starbow Shareholders and potential investors are reminded to exercise caution when dealing in the Shares.

Town Health Shareholders and potential investors should note that the CN Subscription is subject to the fulfilment of a number of conditions precedent, and may or may not proceed. Town Health Shareholders and potential investors are reminded to exercise caution when dealing in the shares of Town Health.

SUSPENSION AND RESUMPTION OF TRADING

At the request of Starbow, trading in the Shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 7 November 2005 pending the release of this announcement. Application has been made by Starbow for the resumption of trading in the Shares on the Stock Exchange with effect from 9:30 a.m. on 12 December 2005.

At the request of Town Health, trading in the shares of Town Health on the Stock Exchange was suspended with effect from 9:30 a.m. on 7 November 2005 pending the release of this announcement. Application has been made by Town Health for the resumption of trading in its shares on the Stock Exchange with effect from 9:30 a.m. on 12 December 2005.

CN SUBSCRIPTION AGREEMENT

On 9 December 2005, Starbow and the CN Subscriber entered into the conditional CN Subscription Agreement pursuant to which Starbow will issue and the CN Subscriber will subscribe for the Convertible Notes I of an aggregate principal amount of HK$60,000,000.

The source of fund of HK$60,000,000 for subscription of the Convertible Notes I by Town Health comprises (i) approximately HK$35 million from the subscription of new shares of Town Health by Broad Idea International Limited, which is 49.9% beneficially owned by Dr. Francis Choi Chee Ming and 50.1% beneficially owned by Mr. Cho Kwai Chee, as announced on 20 April 2005; and (ii) approximately HK$25 million from the placing of Tranche 1 Bonds (as defined in the announcement of Town Health dated 30 August 2005) which was announced on 30 August 2005 and completed on 29 September 2005.

Conversion Shares falling to be issued upon exercise in full of the conversion rights attached to the Convertible Note I

At the initial conversion price of HK$0.041 per Share, upon exercise in full of the conversion rights attached to the Convertible Notes I, an aggregate of 1,463,414,634 new Shares would fall to be issued by Starbow, which would represent (i) approximately 165.74% of the existing issued share capital of Starbow comprising 882,936,853 Shares; and (ii) approximately 62.37% of the issued share capital of Starbow as enlarged by the issue of such Conversion Shares.

The initial conversion price of HK$0.041 per Share, represents (i) a discount of approximately 12.77% to the closing price of HK$0.047 per Share quoted on the Stock Exchange on 4 November 2005, being the day prior to the suspension of trading in the Shares immediately before the issue of this announcement; and (ii) a discount of approximately 5.53% to the average closing price of HK$0.0434 per Share as quoted on the Stock Exchange for the last five consecutive trading days up to and including 4 November 2005.

The Conversion Shares falling to be issued upon exercise of the conversion rights attached to the Convertible Notes I will, when issued, rank pari passu with all other Shares then in issue.

Terms of the Convertible Notes

Please refer to the section headed "Principal terms of the Convertible Notes" in this announcement.

Conditions

Completion of the CN Subscription is conditional upon:

(1) the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the Conversion Shares falling to be allotted and issued upon exercise of the conversion rights attached to the Convertible Notes I;

(2) the passing by the Independent Starbow Shareholders at the Starbow SGM of an ordinary resolution by way of poll approving the CN Subscription Agreement and the transactions contemplated thereunder including but not limited to the issue of the Convertible Notes I and the allotment and issue of the relevant Conversion Shares;

(3) the passing by the Independent Starbow Shareholders at the Starbow SGM of an ordinary resolution by way of poll approving the Whitewash Waiver; and the granting of the Whitewash Waiver by the Executive in accordance with the Takeovers Code;

(4) the Bermuda Monetary Authority having granting its permission for the issue and free transferability of the Convertible Note I and Conversion Shares, or if no such permission is necessary, a legal advice issued by the Bermuda legal counsel of Starbow confirming the same;

(5) the passing by the Independent Town Health Shareholders at the Town Health EGM of an ordinary resolution by way of poll approving the CN Subscription Agreement and the transactions contemplated thereunder; and

(6) no event having occurred or occurring which would terminate the CN Subscription Agreement.

The conditions set out above cannot be waived by Starbow or the CN Subscriber.

In the event that the above conditions are not fulfilled on or before the date falling 60 days from the date of the CN Subscription Agreement (or such other later date as may be agreed between the CN Subscriber and Starbow), the CN Subscription Agreement shall lapse and become null and void and the parties thereto shall be released from all obligations thereunder, save for any liability arising out of any antecedent breaches thereof.

The CN Subscription Agreement is not conditional upon completion of the Share Placing, the Share Subscription or the CN Placing.

Completion

The CN Subscription is to be completed on or before the fourth business day after satisfaction of the above-mentioned conditions (or such later date as may be agreed amongst the parties hereto).

Use of proceeds

The gross and net proceeds from the CN Subscription will be approximately HK$60 million and HK$57 million respectively. Out of the net proceeds of HK$57 million, (i) about HK$50 million will be used for the establishment by Starbow Group of a new centre (i.e. not by the acquisition of an existing business) for the provision of the health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services in Hong Kong; and (ii) the remaining balance of about HK$7 million will be used as general working capital for the Starbow Group.

SHARE SUBSCRIPTION AGREEMENT

On 9 December 2005, Starbow and the Share Subscriber entered into the Share Subscription Agreement pursuant to which the Share Subscriber agreed to subscribe for and Starbow agreed to allot and issue 100,000,000 new Shares for cash consideration at a subscription price of HK$0.038 each.

Subscription Shares

The 100,000,000 Subscription Shares represent (i) approximately 11.33% of the existing issued share capital of Starbow comprising 882,936,853 Shares; and (ii) approximately 10.17% of Starbow's issued share capital as enlarged by the issue of the Subscription Shares.

The Subscription Shares when issued will rank pari passu with all other Shares then in issue.

Subscription price

The subscription price per Subscription Share of HK$0.038 represents (i) a discount of approximately 19.15% to the closing price of HK$0.047 per Share quoted on the Stock Exchange on 4 November 2005, being the day prior to the suspension of trading in the Shares immediately before the issue of this announcement; and (ii) a discount of approximately 12.44% to the average closing price of approximately HK$0.0434 per Share as quoted on the Stock Exchange for the last five consecutive trading days up to and including 4 November 2005.

Conditions

Completion of the Share Subscription is conditional upon:

(1) the Listing Committee of the Stock Exchange having granted approval for the listing of, and permission to deal in, the Subscription Shares;

(2) the passing by the Independent Starbow Shareholders at the Starbow SGM of ordinary resolutions by way of poll approving the Share Subscription Agreement, the issue of the Subscription Shares, and the transactions contemplated thereunder;

(3) the passing by the Independent Starbow Shareholders at the Starbow SGM of ordinary resolutions by way of poll approving the Whitewash Waiver and the granting of the Whitewash Waiver by the Executive in accordance with the Takeovers Code; and

(4) no event having occurred or occurring which would terminate the Share Subscription Agreement.

The conditions set out above cannot be waived by Starbow or the Share Subscriber.

In the event that the above conditions are not fulfilled on or before the date falling 60 days from the date of the Share Subscription Agreement (or such other later date as may be agreed between the Share Subscriber and Starbow), the Share Subscription Agreement shall lapse and become null and void and the parties thereto shall be released from all obligations thereunder, save for any liability arising out of any antecedent breaches thereof.

Completion

The Share Subscription is to be completed on or before the third business day after satisfaction of the above-mentioned conditions (or such later date as may be agreed amongst the parties hereto).

Use of proceeds

Both the gross and net proceeds from the Share Subscription are approximately HK$3.8 million which will be used as general working capital for the Starbow Group.

INFORMATION ON THE CN SUBSCRIBER AND SHARE SUBSCRIBER

CN Subscriber

The CN Subscriber is Top Act, an indirect wholly owned subsidiary of Town Health. Town Health became listed on GEM on 18 October 2000 and is principally engaged in the (i) provision of healthcare and dental services; (ii) sale of healthcare and pharmaceutical products; and (iii) investment in a number of companies in the healthcare industry. Town Health is currently owned as to 51% of its issued share capital by Broad Idea International Limited which is beneficially owned by Mr. Cho Kwai Chee as to 50.1% and Dr. Francis Choi Chee Ming as to 49.9% respectively.

The principal activities carried on by Town Health and the proposed new businesses of Starbow are considered to be two separate business segments. The medical centers run by Town Health provides principally medical diagnosis and treatment to patients while Starbow intends to diversify its business to run a centre for carrying on the health check, advanced diagnostic imaging services, day care observation services and medical laboratory related businesses. Given that Town Health and Starbow have different clientele without overlapping business functions, there will be no competition between Town Health and Starbow.

Share Subscriber

The Share Subscriber is Central View, a company wholly and beneficially owned by Ms. Choi Ka Yee, Crystal who is independent of and not connected with Starbow and its connected person (as defined under the Listing Rules). Given that the ultimate beneficial owner of the Share Subscriber, Ms. Choi Ka Yee, Crystal, is a daughter of Dr. Francis Choi Chee Ming, who is one of the beneficial owners of the controlling shareholder of Town Health, the Share Subscriber is a party acting in concert with the CN Subscriber for the purposes of the Takeovers Code. Upon completion of the Share Placing and completion of the Share Subscription, the Share Subscriber will hold approximately 8.62% of the issued share capital of Starbow as enlarged by the issue of the Placing Shares and the Subscription Shares and approximately 3.81% of the issued share capital of Starbow as enlarged by the issue of the Placing Shares, Subscription Shares and Conversion Shares (assuming all the conversion rights attached to the Convertible Notes I only are exercised).

INFORMATION ON STARBOW

Starbow is a company incorporated in Bermuda with limited liability and the Shares are listed on Main Board of the Stock Exchange. The Starbow Group is principally engaged in the manufacture and sales of garment in the PRC.

The audited consolidated net loss before and after taxation and extraordinary items of Starbow for the financial year ended 31 March 2005 were approximately HK$28.76 million and HK$28.77 million respectively. The audited consolidated net profit before and after taxation and extraordinary items of Starbow for the financial year ended 31 March 2004 were approximately HK$122,000 and HK$96,000 respectively. As at 31 March 2005, the audited consolidated net asset of Starbow Group was approximately HK$20.81 million.

WHITEWASH WAIVER

Assuming (i) completion of the Share Placing and (ii) completion of the Share Subscription, the Share Subscriber will be interested in 100,000,000 Shares representing 8.62% of the issued share capital of Starbow as enlarged by the issue of the Placing Shares and the Subscription Shares (assuming that none of the conversion rights attached to the Convertible Notes I and Convertible Notes II are exercised).

Assuming (i) completion of the Share Subscription; (ii) completion of the Share Placing; and (iii) full exercise of the conversion rights attached to the Convertible Notes I, the Subscribers and parties acting in concert with each of them will be interested in a total of 1,563,414,634 Shares, representing approximately 59.60% of the issued share capital of Starbow as enlarged by the issue of the Placing Shares, the Subscription Shares and the Conversion Shares issued upon exercise of the conversion rights attached to the Convertible Notes I (assuming that none of the conversion rights attached to the Convertible Notes II are exercised).

Assuming (i) no completion of the Share Subscription; (ii) completion of the Share Placing; and (iii) full exercise of the conversion rights attached to the Convertible Notes I, the CN Subscriber and parties acting in concert with it will be interested in 1,463,414,634 Shares, representing approximately 58.00% of the issued share capital of Starbow as enlarged by the issue of the Placing Shares and the Conversion Shares issued upon exercise of the conversion rights attached to the Convertible Notes I (assuming that none of the conversion rights attached to the Convertible Notes II are exercised).

Assuming (i) completion of the Share Subscription; (ii) no completion of the Share Placing; and (iii) full exercise of the conversion rights attached to the Convertible Notes I, the Subscribers and parties acting in concert with each of them will be interested in a total of 1,563,414,634 Shares, representing

approximately 63.91% of the issued share capital of Starbow as enlarged by the issue of the Subscription Shares and the Conversion Shares issued upon exercise of the conversion rights attached to the Convertible Notes I (assuming that none of the conversion rights attached to the Convertible Notes II are exercised).

As a result, the Subscribers and parties acting in concert with each of them will hold more than 30% of the issued share capital of Starbow as so enlarged as a result of the exercise of the conversion rights attached to the Convertible Notes I and therefore are obliged to make a mandatory general offer for all the issued Shares (not already owned or agreed to be acquired by the Subscribers and parties acting in concert with each of them) under Rule 26 of the Takeovers Code. Given that the Subscribers and parties acting in concert with each of them will hold more than 50% of the voting rights of the Starbow, the Subscribers and parties acting in concert with them may increase their shareholdings interest in Starbow without incurring any further obligation under Rule 26 under the Takeovers Code to make a general offer after the exercise of the conversion rights attached to the Convertible Notes I.

Pursuant to Note 10 to Rule 26.1 of the Takeovers Code, the acquisition of convertible securities does not give rise to an obligation on the part of the CN Subscriber to make a general offer but the exercise of the conversion rights will be considered to be an acquisition of voting rights for the purpose of Rule 26 of the Takeovers Code. The Subscribers and parties acting in concert with each of them may hold more than 30% of the issued share capital of Starbow upon exercise of the conversion rights attached to the Convertible Notes I by the CN Subscriber or such exercise together with the Share Subscription. An application will be made by the Subscribers to the Executive for the Whitewash Waiver, which, if granted, would be subject to the approval of the Independent Starbow Shareholders on a vote taken by way of poll. If the Whitewash Waiver is granted and approved by the Independent Starbow Shareholders, the obligation of the Subscribers and parties acting in concert with each of them to make a mandatory general offer under Rule 26 of the Takeovers Code will be waived. The Executive may or may not grant the Whitewash Waiver.

Save for the Share Subscription Agreement, none of the Subscribers and parties acting in concert with each of them are interested in any Shares or has dealt in the Shares during the past 6 months preceding the date of the Share Subscription Agreement and the CN Subscription Agreement.

SHARE PLACING AGREEMENT

On 9 December, 2005, Starbow and the Placing Agent entered into the Share Placing Agreement, pursuant to which Starbow has conditionally agreed to place, through the Placing Agent, 176,580,000 new Shares at a price of HK$0.038 each.

Placing agent

Kingston Securities Limited is the placing agent for the Share Placing, which is to be made, on a best effort basis, and will receive a placing commission of 2.5% of the gross proceeds of the Share Placing.

The Placing Agent and its ultimate beneficial owners are not connected persons (as defined in Listing Rules) of Starbow and are independent of and not connected with Starbow and its connected persons (as defined in the Listing Rules).

Placees

The Placing Agent shall procure not fewer than six placees, each of whom and whose ultimate beneficial owners (i) are not connected persons (as defined in the Listing Rules) of Starbow; and (ii) are independent of and not connected with Starbow, the Share Subscriber or the CN Subscriber or their respective connected persons (as defined in the Listing Rules and/or the GEM Listing Rules).

Placing Shares

The 176,580,000 Placing Shares represent (i) approximately 20% of the existing issued share capital of Starbow comprising 882,936,853 Shares; and (ii) approximately 16.67% of the issued share capital of Starbow as enlarged by the issue of Placing Shares.

The Placing Shares will be issued under the General Mandate. Under the General Mandate, the Starbow Directors are authorised to allot and issue up to 176,587,370 new Shares. As at the date of this announcement, the General Mandate remains unutilised.

The Placing Shares when issued will rank pari passu with all other Shares then in issue.

Placing price

The placing price per Placing Share of HK$0.038 represents (i) a discount of approximately 19.15% to the closing price of HK$0.047 per Share quoted on the Stock Exchange on 4 November, 2005, being the trading day prior to the suspension of trading in the Shares immediately before the issue of this announcement; and (ii) a discount of approximately 12.44% to the average closing price of approximately HK$0.0434 Share as quoted on the Stock Exchange for the last five consecutive trading days up to and including 4 November 2005.

Condition

Completion of the Share Placing is conditional upon the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the Placing Shares.

Completion

The Share Placing is to be completed on or before the fourth business day after satisfaction of the above-mentioned condition.

Use of proceeds

The gross and net proceeds from the Placing Shares of approximately HK$6.7 million and HK$5.7 million (after deducting the estimated related expenses of HK$1 million) respectively, will be used as general working capital for the Starbow Group. The net proceeds from each Placing Share will be approximately HK$0.032.

CN PLACING AGREEMENT

On 9 December, 2005, Starbow and the Placing Agent also entered into the CN Placing Agreement pursuant to which the Placing Agent agreed to place, on a best effort basis, up to an aggregate principal amount of HK$60,000,000 Convertible Note II.

At any time up to the first anniversary of the date of fulfillment of conditions of the CN Placing Agreement, the Placing Agent can at any time by written notice call for Starbow to issue Convertible Notes II up to an aggregate principal amount of HK$60,000,000, within 5 Business Days from the date of receipt of such notice. Each call shall not be less than HK$1,000,000.

Following the satisfaction of the Business Condition, Starbow can at any time up to the first anniversary of the date of fulfillment of conditions of the CN Placing Agreement give the Call Notice to the Placing Agent for the Placing Agent to procure subscribers or itself, on a fully underwritten basis, to subscribe for the balance of any of Convertible Notes II not yet placed, up to a maximum amount of HK$12,000,000, to be completed within 10 Business Days of the Call Notice provided that if the Placing Agent shall give notice to Starbow within 8 Business Days after issue of the Call Notice on the ground of force majeure, details of which are set out in the paragraph headed "Force Majeure" below, it shall have no obligations to complete.

Placing agent:

Kingston Securities Limited is the placing agent for the CN Placing and will be entitled to receive a placing commission of 2.5% of the gross proceeds of the Convertible Notes II actually placed.

The Placing Agent and its ultimate beneficial owners are not connected persons (as defined in Listing Rules) of Starbow and are independent of and not connected with Starbow and its connected persons (as defined in Listing Rules).

Placees:

The Placing Agent shall procure not fewer than six placees, each of whom and whose ultimate beneficial owners are not connected persons of Starbow and are independent of, and not connected with Starbow, the Share Subscriber, the CN Subscriber or their respective connected persons (as defined in the Listing Rules and/or the GEM Listing Rules).

Conversion Shares falling to be issued upon exercise in full of the conversion rights attached to the Convertible Notes II

Assuming that the Convertible Notes II of the maximum aggregate principal amount of HK$60,000,000 are placed under the CN Placing, upon exercise in full of the conversion rights attached to such Convertible Notes II at the initial conversion price of HK$0.041 per Share, an aggregate of 1,463,414,634 Conversion Shares would fall to be allotted and issued by Starbow, which would represent (i) approximately 165.74% of the existing issued share capital of Starbow comprising 882,936,853 Shares; (ii) approximately 62.37% of the issued share capital of Starbow as enlarged by the issue of such 1,463,414,634 Conversion Shares; and (iii) approximately 38.41% of the issued share capital of Starbow as enlarged by the issue of the aggregate 2,926,829,268 Conversion Shares which will fall to be issued upon exercise in full of the conversion rights attached to such Convertible Notes I and II.

The Conversion Shares falling to be issued upon exercise of the conversion rights attached to the Convertible Notes will when issued rank pari passu with all other Shares then in issue.

Terms of the Convertible Notes

Please refer to the section headed "Principal terms of the Convertible Notes" in this announcement.

Conditions

The CN Placing is conditional upon:

(1) the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the Conversion Shares falling to be allotted and issued upon exercise of the conversion rights attached to the Convertible Notes II to be placed under the CN Placing Agreement;

(2) the passing by the Independent Starbow Shareholders at the Starbow SGM by way of poll of an ordinary resolution approving the CN Placing Agreement, the issue of Convertible Notes II and the allotment and issue of the relevant Conversion Shares and other transactions contemplated thereunder;

(3) the completion of CN Subscription Agreement; and

(4) no force majeure event having occurred or occurring.

The abovementioned conditions cannot be waived by either Starbow or the Placing Agent.

The CN Placing will lapse if the conditions are not satisfied by 31 March 2006 (or such other date as agreed by the parties to the CN Placing Agreement).

Completion

Completion of the CN Placing shall take place at any time after the fulfilment of the abovementioned conditions and at any time up to the first anniversary of the date of fulfillment of conditions of the CN Placing Agreement. A further announcement will be made by Starbow upon completion of the placing of the Convertible Notes II under the CN Placing Agreement or if the CN Placing has lapsed.

Use of proceeds

The gross and net proceeds from the placing of the Convertible Notes II under the CN Placing Agreement will be approximately HK$60 and HK$55 million respectively, assuming all of the Convertible Notes II are actually placed. The net proceeds of HK$55 million are expected to be applied towards the expansion of the Starbow Group's new centre for the provision of health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services established by application of the net proceeds from the CN Subscription, and the establishment of similar centres at other locations in Hong Kong. In the event that such expansion and establishment of the proposed new centres are not implemented, such net proceeds will be used as general working capital for the Starbow Group.

Force Majeure

The Placing Agent will have the right to terminate the obligation to underwrite, on a fully underwritten basis, up to an aggregate principal amount of HK$12,000,000 Convertible Note II under the CN Placing Agreement on the ground as stated below from the date of the Call Notice up to the 8th Business Day thereafter:–

(i) the introduction of any new law or regulation or any change in existing laws or regulations (or the judicial interpretation thereof) or other occurrence of any nature whatsoever which may, in the reasonable opinion of the Placing Agent, materially and adversely affect the business or the financial or trading position or prospects of the Starbow Group as a whole; or

(ii) the occurrence of any local, national or international event or change (whether or not forming part of a series of events or changes occurring or continuing before and/or after the date hereof) of a political, military, financials, economic, currency (including a change in the system under which the value of the Hong Kong currency is linked to the currency of the United States of America) or other nature (whether or not sui generis with any of the foregoing), or in the nature of any local, national, international outbreak or escalation of hostilities or armed conflict, or affecting local securities market or the occurrence of any combination of circumstances which may, in the reasonable opinion of the Placing Agent, materially and adversely affect the business or the financial or trading position or prospects of the Starbow Group as a whole or adversely prejudices the success of the CN Placing or otherwise makes it inexpedient or inadvisable for Starbow or the Placing Agent to proceed with the CN Placing; or

(iii) any change in market conditions or combination of circumstances in Hong Kong (including without limitation suspension or material restriction on trading in securities) occurs which affect the success of the CN Placing or otherwise in the reasonable opinion of the Placing Agent make it inexpedient or inadvisable or inappropriate for Starbow or the Placing Agent to proceed with the CN Placing.

As at the date of this announcement, the Starbow Directors are not aware of the occurrence of any of such events.

The obligations to place Convertible Notes II up to an aggregate principal amount of HK$60,000,000 by the Placing Agent, on a best effort basis, shall continue from the date of the CN Placing Agreement until end of its term (i.e. 1st anniversary from the date of fulfillment of conditions of the CN Placing Agreement).

PRINCIPAL TERMS OF THE CONVERTIBLE NOTES

Issuer:	Starbow
Principal amount:	HK$120,000,000 (being the aggregate of HK$60,000,000 for the Convertible Notes I and the maximum of HK$60,000,000 for the Convertible Notes II).
Maturity date:	the date falling on the fourth anniversary of the date of issue of the Convertible Notes. Any unredeemed and unconverted Convertible Notes will be redeemed at 100% of the outstanding principal amount together with any accrued interest in cash.
Initial conversion price:	HK$0.041 per Conversion Share. The initial conversion price was determined on an arm's length basis respectively between Starbow and the Placing Agent, and between Starbow and Town Health, with reference to, among other things, the performance of the Share price. The initial conversion price is subject to adjustments, including consolidation or subdivision of shares, which may or may not occur. The conversion price of HK$0.041 per Conversion Share represents: (i) a discount of approximately 12.77% to the closing price of HK$0.047 per Share as quoted on the Stock Exchange on 4 November 2005, being the last trading day prior to the suspension in the trading of the Shares pending the issue of this announcement; (ii) a discount of approximately 5.53% to the average closing price of the Shares of HK$0.0434 per Share as quoted on the Stock Exchange for the five trading-day period up to and including 4 November 2005; and (iii) a premium of about 73.73% to the net asset value per Share of approximately HK$0.0236 based on the consolidated net assets of Starbow as at 31 March 2005 as shown in its audited financial statements for the year ended on that date. The holders of the Convertible Notes shall have the right at any time after the date of issue of the Convertible Notes to convert any outstanding amount of the Convertible Notes at denomination of HK$1,000,000 each into the Conversion Shares at the Conversion Price, unless the amount remaining on exercise of the conversion rights shall be less than HK$1,000,000. The board lot size of Shares is 20,000.
Ranking:	The Conversion Shares, when allotted and issued will rank pari passu in all respects with the other Shares in issue as at the date of issue of the Conversion Shares.
Interest:	1% per annum payable half yearly in arrears.
Transferability:	The Convertible Notes may be transferred or assigned to any third party without the prior written consent of Starbow. Save with the consent of the Stock Exchange, none of the Convertible Notes may be transferred to a "connected person" (as defined in the Listing Rules) of Starbow. Starbow shall give notice to the Stock Exchange for any transfer of the Convertible Notes and shall state whether any connected person of Starbow is involved.
Voting rights:	The Convertible Notes do not confer any voting rights at general meetings of Starbow on the holder(s) of the Convertible Notes.
Events of default:	The events of default provisions which provide that on the occurrence of certain events of default specified in the Convertible Notes (e.g. liquidation), each of the holders of the Convertible Notes shall be entitled to demand for immediate repayment of the principal amount outstanding and accrued but unpaid interest under the relevant Convertible Notes.
Listing:	No application will be made for the listing of the Convertible Notes on the Stock Exchange or any other stock exchange.

REASON FOR THE SHARE PLACING, SHARE SUBSCRIPTION, THE CN SUBSCRIPTION AND THE CN PLACING

The estimated total gross and net proceeds from the Share Placing, the Share Subscription and the CN Subscription will be approximately HK$70.5 million and HK$66.5 million respectively. Out of the total net proceeds of HK$66.5 million, about HK$50 million will be used by Starbow for the establishment by the Starbow Group of a new centre (i.e. not by the acquisition of any existing business) for the provision of health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services in Hong Kong and the remaining balance of about HK$16.5 million will be used as general working capital for the Starbow Group. Assuming all of the Convertible Notes II in the total principal amount of HK$60 million are placed, the gross and net proceeds from the CN Placing will be approximately HK$60 million and HK$55 million respectively. The net proceeds of HK$55 million are expected to be applied towards the expansion of the Starbow Group's newly established centre for the above-mentioned services and the establishment of similar centres at other locations in Hong Kong. In the event that such expansion and the establishment of the proposed new centres are not implemented, such net proceeds will be used as general working capital for the Starbow Group.

The Starbow Group is principally engaged in the manufacture and sales of garment in the PRC. Starbow Board intends to continue its existing business and has no intention to dispose of any of its existing business. In order to improve its earning base, Starbow Directors intends to diversify into business with earning potential. Starbow intends to apply a substantial part of the estimated net proceeds arising from the Share Placing, the Share Subscription, the CN Subscription and the CN Placing towards the establishment by Starbow Group of a new centre (i.e. not by the acquisition of any existing business) for the provision of the health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services in Hong Kong, and for the expansion of such new centre and the establishment of similar centres at other locations in Hong Kong. The centre will be designed to be a one-stop day-time body health check centre equipped with most advanced medical technology equipment, which is believed to cater for the increasing demand for high quality medical care services. The Starbow Directors are of the view that the Share Placing, the Share Subscription, the CN Subscription and the CN Placing will not only strengthen its capital and Shareholders bases but also assist in its diversification into business with optimistic earning potential and therefore are in the interest of Starbow and its shareholders as a whole.

The Town Health Directors consider that the CN Subscription provides flexibility to Town Heath to convert the Convertible Notes I into Shares should the price of the Shares be higher than the exercise price of the Convertible Notes. Further, it is in line with Town Health's strategy in expanding its business into the provision of health check, advanced diagnostic imaging services, day care observation services and medical laboratory related businesses through investment in Starbow should Town Health exercise the conversion rights attached to the Convertible Notes I. Taking into account the above and that the exercise price of the Convertible Notes represents a discount to the closing price of the Shares on 4 November 2005, being the last trading day prior to the date of this announcement and the average closing price of the Shares for the five trading-day period up to and including 4 November 2005, Town Health Directors believe that the terms of the CN Subscription Agreement are fair and reasonable and the CN Subscription is in the interest of Town Health and its shareholders as a whole.

EFFECT ON SHAREHOLDING STRUCTURE

The existing and enlarged shareholding structure of Starbow immediately before and after the issue of the Placing Shares, Subscription Shares and Conversion Shares falling to be issued upon exercise of the conversion rights attached to the Convertible Notes are set out below:

Name of Starbow Shareholders	No. of shares held at the date of this announcement	%	No. of shares held immediately after completion of Share Placing	%	No. of shares held immediately after completion of the Share Placing and Share Subscription	%	No. of shares held immediately after full conversion of the Convertible Notes I *(Note 2)*	%	No. of shares held immediately after completion of the Share Placing and Share Subscription and full conversion of the Convertible Notes I *(Note 2)*	%	No. of shares held immediately after completion of Shares Placing and Share Subscription and full conversion of the convertible Notes I and the Convertible Notes II *(Note 3)*	%
Wong King Shiu, Daniel	90,306,000	10.23	90,306,000	8.52	90,306,000	7.78	90,306,000	3.85	90,306,000	3.44	90,306,000	2.21
Great Sense Limited	87,460,000	9.91	87,460,000	8.25	87,460,000	7.54	87,460,000	3.73	87,460,000	3.33	87,460,000	2.14
Subscribers												
Share Subscriber *(Note 1)*	-	-	-	-	100,000,000	8.62	-	-	100,000,000	3.81	100,000,000	2.45
CN Subscriber *(Note 2)*	-	-	-	-	-	-	1,463,414,634	62.37	1,463,414,634	55.79	1,463,414,634	35.81
Sub-total	-	-	-	-	100,000,000	8.62	1,463,414,634	62.37	1,563,414,634	59.60	1,563,414,634	38.26
Public												
Placees												
- Shares	-	-	176,580,000	16.67	176,580,000	15.23	-	-	176,580,000	6.73	176,580,000	4.32
- Convertible Notes II	-	-	-	-	-	-	-	-	-	-	1,463,414,634	35.81
Sub-total	-	-	176,580,000	16.67	176,580,000	15.23	-	-	176,580,000	6.73	1,639,994,634	40.13
Other public shareholders	705,170,853	79.86	705,170,853	66.56	705,170,853	60.83	705,170,853	30.05	705,170,853	26.90	705,170,853	17.26
Total	882,936,853	100.00	1,059,516,853	100.00	1,159,516,853	100.00	2,346,351,487	100.00	2,622,931,487	100.00	4,086,346,121	100.00

Note:

1 The Share Subscriber is a company wholly and beneficially owned by Ms. Choi Ka Yee, Crystal, a daughter of Dr. Francis Choi Chee Ming, who is a beneficial owner of 49.9% of the issued capital in Broad Idea International Limited, the controlling shareholder of Town Health, and therefore is an associate of a substantial shareholder of Town Health.

2 Assuming upon exercise in full of the conversion rights attached to the Convertible Notes I at the initial conversion price of HK$0.041 per Share under the CN Subscription, an aggregate of 1,463,414,634 new Shares would fall to be issued by Starbow to the CN Subscriber.

3 Assuming upon exercise in full of the conversion rights attached to the Convertible Notes I at the initial conversion price of HK$0.041 per Share under the CN Subscription, an aggregate of 1,463,414,634 new Shares will fall to be issued by Starbow to the CN Subscriber; and assuming that the maximum aggregate principal amount of HK$60,000,000 are placed under the CN Placing and upon exercise in full of the conversion rights attached to the Convertible Notes II at the initial conversion price of HK$0.041 per Share, an aggregate of 1,463,414,634 Conversion Shares will fall to be allotted and issued by Starbow to the placees.

CAPITAL RAISING ACTIVITIES

The table below summarises the capital raising activities of the Starbow Group for the 12 months immediately before the date of this Announcement.

Date of announcement	Event	Net Proceeds *(approximately)*	Intended use of proceeds	Actual use of net proceeds as at the date of this announcement
30 November 2004	Placing of 147,140,000 new Shares on a fully underwritten basis	HK$6.4 million	HK$3 million for the repayment of short-term liabilities; and HK$3.4 million for general working capital of Starbow	HK$3 million were used for the repayment of short-term liabilities; and HK$3.4 million were used for payment of operating expenses including rental expenses and staff salaries

PROPOSED APPOINTMENT OF NEW DIRECTORS OF STARBOW

It is proposed that Mr. Cho Kwai Yee, Kevin, Mr. Siu Kam Chau and Ms. Choi Ka Yee, Crystal be appointed as executive directors of Starbow on the earliest day as permitted under the Takeovers Code. The appointment of Mr. Cho Kwai Yee, Kevin as executive director of Starbow is subject to completion of the CN Subscription, while the appointment of Mr. Siu Kam Chau and Ms. Choi Ka Yee, Crystal as executive directors of Starbow are subject to completion of the Share Subscription. Save for such appointments, it is not expected that there will be any other major changes to the composition of the Starbow Board.

Mr. Cho Kwai Yee, Kevin

Mr. Cho Kwai Yee, Kevin, aged 43, is a qualified associate engineer in building services. He has been involved in the field of construction, renovation and business management in the past 16 years and has been holding various senior executive positions in a number of corporations. Mr. Kevin Cho was appointed as an executive director of Town Health on 24 July 2001. He is responsible for the business development of Town Health. Mr. Kevin Cho is the brother of Mr. Cho Kwai Chee. Save as disclosed above, he did not hold any directorship in other public listed company or any other position with Starbow and other members of the Starbow Group in the past three years.

Mr. Kevin Cho does not have any relationship with any directors, senior management, substantial or controlling shareholders of Starbow. As at the date of this announcement, Mr. Kevin Cho has no interest in the securities of Starbow within the meaning of Part XV of the Securities and Futures Ordinance. No service contract has been entered into between Starbow and Mr. Kevin Cho. Save as disclosed in this announcement, there are no other matters that need to be brought to the attention of the Stock Exchange and holders of securities of Starbow.

Mr. Siu Kam Chau

Mr. Siu Kam Chau, aged 41, holds a bachelor degree in accountancy from the City University of Hong Kong. He is a fellow of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants. He is also a certified public accountant (practising). Mr. Siu had worked in an international accounting firm and a number of listed groups. He has over 16 years of work experience in accounting, company secretary and corporate finance and has extensive knowledge in fund raising and merger and acquisition activities. He had held senior positions in a number of corporations and worked as an executive director in three companies whose shares are listed on the main board of the Stock Exchange or GEM. He was an executive director of Town Health until his resignation on 6 January 2003. He is currently an independent non-executive director of Wang On Group Limited. Save that Mr. Siu was an executive director of Town Health International Holdings Company Limited until his resignation on 6 January 2003 and currently being an independent non-executive director of Wang On Group Limited, he did not hold any directorship in other public listed company or any other position with Starbow or other members of the Starbow Group in the past three years.

Mr. Siu does not have any relationship with any directors, senior management, substantial or controlling shareholders of Starbow. As at the date of this announcement, Mr. Siu has no interest in the securities of Starbow within the meaning of Part XV of the Securities and Futures Ordinance. No service contract has been entered into between Starbow and Mr. Siu. Save as disclosed in this announcement, there are no other matters that need to be brought to the attention of the Stock Exchange and holders of securities of Starbow.

Ms Choi Ka Yee, Crystal

Ms. Choi Ka Yee, Crystal, aged 24, graduated from Boston College, U.S.A. with a bachelor degree of science in accountancy. Ms. Crystal Choi joined Early Light Group in September 2003, which is principally engaged in the manufacturing and trading of toys and property investment. She is studying a master degree in corporate finance at the Hong Kong Polytechnic University in Hong Kong. She joined Town Health in April 2005 as the director of corporate finance department. Ms. Crystal Choi has extensive knowledge in accounting and corporate finance. She did not hold any directorship in other public listed company or any other position with Starbow or other members of the Starbow Group in the past three years.

Ms. Choi Ka Yee, Crystal does not have any relationship with any directors, senior management, substantial or controlling shareholders of Starbow. As at the date of this announcement, Ms. Crystal Choi has no interest in the securities of Starbow within the meaning of Part XV of the Securities and Futures Ordinance, save under the Share Subscription Agreement. No service contract has been entered into between Starbow and Ms. Crystal Choi. Save as disclosed in this announcement, there are no other matters that need to be brought to the attention of the Stock Exchange and holders of securities of Starbow.

Starbow believes that in light of the extensive experience of Mr. Cho Kwai Yee, Kevin and Mr. Siu Kam Chau in the healthcare industry, the proposed appointment of them to be its executive directors will facilitate Starbow in its business diversification.

PROPOSED REFRESHMENT OF THE SCHEME MANDATE LIMIT

Starbow proposes to seek its shareholders' approval regarding refreshment of the 10% limit on the grant of options under the Share Option Scheme which is based on the issued share capital of Starbow as at the date of the Starbow SGM.

Pursuant to Note 1 of Rule 17.03(3) of the Listing Rules, the total number of Starbow Shares which may be issued upon exercise of all options to be granted under refreshment of the Share Option Scheme must not exceed 10% of the Shares in issue as at the date of approval of the limit, which is the date of Starbow SGM.

CHANGE OF COMPANY'S NAME

The Starbow Board proposes to put forward at the Starbow SGM a resolution to change the name of Starbow from "Starbow Holdings Limited" to "Town Health Medical Technology Holdings Company Limited". It is also proposed that subject to the new English name of Starbow becoming effective, Starbow will adopt "康健醫療科技控股有限公司" as its new Chinese name for identification purposes only. The proposed change of name is subject to, among other things, (i) the Starbow Shareholders' approval at the Starbow SGM; and (ii) the completion of the CN Subscription.

The effective date of the change of name will be the date on which the new name is entered by the Registrar of Companies in Bermuda on the register in place of the existing name. Upon the change of name becoming effective, all existing share certificates bearing the current name of Starbow will continue to be evidence of title to Shares and will continue to be valid for trading, settlement and registration purposes and the rights of the Starbow Shareholders will not be affected as a result of the proposed change of name. Should the change of name become effective, any issue of share certificates thereafter will be in the new company name and the securities of Starbow will be traded on the Stock Exchange in the new name. A further announcement will be made when the proposed change of name become effective.

GEM LISTING RULES IMPLICATIONS ON TOWN HEALTH – POSSIBLE DISCLOSEABLE AND CONNECTED TRANSACTION

Ms. Choi Ka Yee, Crystal is proposed to be appointed as executive director of Starbow on earliest day as permitted under the Takeovers Code. Given that Ms. Choi Ka Yee, Crystal is a daughter of Dr. Francis Choi Chee Ming, who is a connected person of Town Health, the exercise of the conversion rights attached to the Convertible Notes I by the CN Subscriber, which is an indirectly wholly owned subsidiary of Town Health, constitutes a possible discloseable and connected transaction of Town Health under the GEM Listing Rules. Accordingly the CN Subscription is subject to the approval of Independent Town Health Shareholders, voting by way of poll at the Town Health EGM under the GEM Listing Rules. The controlling shareholder of Town Health, Broad Idea International Limited (which is beneficially owned by Mr. Cho Kwai Chee as to 50.1% and Dr. Francis Choi Chee Ming as to 49.9% respectively) and its associates will abstain from voting on the relevant resolution to be proposed at the Town Health EGM for the approval of the CN Subscription.

WARNING STATEMENT

The Stock Exchange is concerned that the ultimate intention of Starbow and the CN Subscriber is to inject a business into a listed company which may become under control of the CN Subscriber. The Stock Exchange will closely monitor all future transactions, if any, between Starbow and the CN Subscriber and may aggregate such transactions and decide whether the reverse takeover rule should apply. The Stock Exchange may also revisit this matter in the event that there is evidence available to indicate that Starbow is under the control of the CN Subscriber.

Starbow Shareholders and potential investors should note that each of the Share Subscription, the Share Placing, the CN Subscription and the CN Placing is subject to the fulfilment of a number of conditions precedent, and may or may not proceed. Starbow Shareholders and potential investors are reminded to exercise caution when dealing in Shares.

Town Health Shareholders and potential investors should note that the CN Subscription is subject to the fulfilment of a number of conditions precedent, and may or may not proceed. Town Health Shareholders and potential investors are reminded to exercise caution when dealing in the shares of Town Health.

GENERAL

Applications will be made by Starbow to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Placing Shares, the Subscription Shares and the Conversion Shares falling to be issued upon exercise of the Convertible Notes.

An independent board committee, comprising all of the independent non-executive directors of Starbow namely Mr. Lau Man Tak, Mr. Chun Jay and Mr. Chan Chi Yuen, has been formed to advise the Independent Starbow Shareholders in relation to (i) the Share Subscription; (ii) the CN Subscription; (iii) the CN Placing; and (iv) the Whitewash Waiver. TIS has been appointed as the independent financial adviser to advise the independent board committee of Starbow and the Independent Starbow Shareholders on (i) the Share Subscription; (ii) the CN Subscription; (iii) the CN Placing; and (iv) the Whitewash Waiver. The appointment of TIS as the independent financial adviser has been approved by the independent board committee of Starbow.

A circular of Starbow containing, amongst other things, further details of (i) the Share Subscription; (ii) the CN Subscription; (iii) the CN Placing; (iv) the Whitewash Waiver; (v) the refreshment of Scheme Mandate Limit; (vi) the proposed change of company's name; and (vii) the recommendation of the independent board committee of Starbow to the Independent Starbow Shareholders and the letter of advice from TIS to the independent board committee of Starbow in respect of (i) the Share Subscription; (ii) the CN Subscription; (iii) the CN Placing; and (iv) the Whitewash Waiver, will be despatched to the Starbow Shareholders as soon as practicable in accordance with the Listing Rules and the Takeovers Code.

An independent board committee of Town Health has been formed to advise the independent shareholders of Town Health in relation to the CN Subscription and an independent financial adviser will be appointed as soon as possible to advise the independent board committee and the independent shareholders of Town Health in this regard.

A circular of Town Health containing, amongst other things, further details of the CN Subscription, an advice from an independent financial adviser and a recommendation from the independent board committee of Town Health, together with a notice convening the Town Health EGM will be despatched to the shareholders of Town Health as soon as practicable.

SUSPENSION AND RESUMPTION OF TRADING

At the request of Starbow, trading in the Shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 7 November 2005 pending the release of this announcement. Application has been made by Starbow for the resumption of trading in the Shares on the Stock Exchange with effect from 9:30 a.m. on 12 December 2005.

At the request of Town Health, trading in the shares of Town Health on the Stock Exchange was suspended with effect from 9:30 a.m. on 7 November 2005 pending the release of this announcement. Application has been made by Town Health for the resumption of trading in its shares on the Stock Exchange with effect from 9:30 a.m. on 12 December 2005.

BOARD OF DIRECTORS OF STARBOW AND TOWN HEALTH

As at the date of this announcement, the Starbow Board comprises two executive directors, namely Mr. Chi Chi Hung, Kenneth and Mr. Wong Hin Shek, Hans and three independent non-executive directors namely Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lau Man Tak.

As at the date of this announcement, the board of directors of Town Health comprises three executive directors, namely Mr. Cho Kwai Chee, Mr. Cho Kwai Yee, Kevin and Mr. Fung Yiu Tong, Bennet, and three independent non-executive directors namely Mr. Chan Kam Chiu, Mr. Wai Kwok Hung and Mr. Ho Kwok Wah, George.

DEFINITIONS

The following terms are used in this announcement within the meanings set opposite to them:–

"2005 Annual Report"	the annual report of Starbow for the year ended 31 March 2005
"associate"	has the meaning ascribed to it under the Listing Rules
"business day"	a day on which banks in Hong Kong are open for general business other than a Saturday or Sunday or a day on which a black rainstorm warning or tropical cyclone warning signal number 8 or above is hoisted in Hong Kong at any time between 9:00 a.m. and 12:00 noon and is not lowered at or before 12:00 noon
"Business Condition"	the establishment of a centre for carrying on the health check, advanced diagnostic imaging services, day care observation services and medical laboratory related businesses by Starbow
"Call Notice"	a written notice given by Starbow upon satisfaction of the Business Condition at any time up to the first anniversary of the date of the fulfillment of conditions of the CN Placing Agreement to the Placing Agent to procure subscribers or itself to subscribe for the balance of any of Convertible Notes II which are not yet placed by the Placing Agent under the CN Placing Agreement, up to a maximum amount of HK$12,000,000
"CN Placing"	the placing by Starbow, through the Placing Agent of the Convertible Notes II of an aggregate principal amount up to HK$60,000,000 under the CN Placing Agreement
"CN Placing Agreement"	an agreement dated 9 December 2005 entered into between Starbow and the Placing Agent in relation to the placing of the Convertible Notes II of a principal amount up to HK$60,000,000
"CN Subscriber" or "Top Act"	Top Act Group Limited, a company incorporated in British Virgin Islands with limited liability and is an indirect wholly owned subsidiary of Town Health
"CN Subscription"	the subscription of the Convertible Notes I by the CN Subscriber pursuant to the CN Subscription Agreement
"CN Subscription Agreement"	an agreement dated 9 December 2005 entered into between the CN Subscriber and Starbow in relation to the subscription of the Convertible Notes I by Top Act
"connected person(s)"	has the meaning ascribed thereto in the Listing Rules or, as the case may be, the GEM Listing Rules
"Convertible Notes"	collectively, the Convertible Notes I and the Convertible Notes II
"Convertible Notes I"	convertible notes in the aggregate principal amount of HK$60,000,000 to be issued by Starbow to the CN Subscriber under the CN Subscription Agreement
"Convertible Notes II"	convertible notes up to a maximum aggregate principal amount of HK$60,000,000 to be issued by Starbow and to be placed by the Placing Agent under the CN Placing Agreement
"Conversion Shares"	new Shares falling to be allotted and issued upon exercise of the conversion rights attaching to any of the Convertible Notes
"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any of his delegates
"GEM"	the Growth Enterprise Market of the Stock Exchange
"General Mandate"	the mandate granted to the Starbow Directors at the annual general meeting of Starbow held on 23 August 2005 to issue and allot new Shares under which the Starbow Directors are, as at the date of this Announcement, authorised to issue and allot up to an aggregate of 176,587,370 new Shares
"Independent Starbow Shareholders"	shareholders of Starbow who are not interested or involved in the Share Subscription, the CN Subscription, the CN Placing, the Share Placing and the Whitewash Waiver other than solely as shareholders
"Independent Town Health Shareholders"	shareholders of Town Health who are not interested or involved in the CN Subscription, being shareholders of Town Health other than Broad Idea International Limited and its associates
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Mr. Kevin Cho	Mr. Cho Kwai Yee, Kevin, who has been an executive director of Town Health since 24 July 2001 and is the brother of Mr. Cho Kwai Chee. He is being proposed to be appointed as an executive director of Starbow
"Mr. Siu"	Mr. Siu Kam Chau, currently an independent non-executive director of Wang On Group Limited, and who is being proposed to be appointed as an executive director of Starbow
"Placing Agent" or "Kingston Securities"	Kingston Securities Limited, a licensed corporation to carry out business in Type 1 (dealing in securities) regulated activity under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Placing Shares"	the 176,580,000 Shares to be placed pursuant to the Share Placing Agreement
"SFC"	the Securities and Futures Commission of Hong Kong
"Shares"	shares of a par value of HK$0.01 in the share capital of Starbow
"Share Option Scheme"	the share option scheme adopted by Starbow on 17 November 2003
"Share Placing"	the placing of the Placing Shares pursuant to the Share Placing Agreement
"Share Placing Agreement"	an agreement dated 9 December 2005 entered into between Starbow and the Placing Agent pursuant to which Starbow conditionally agreed to place, through the Placing Agent on a best effort basis, up to 176,580,000 new Shares
"Share Subscriber" or "Central View"	Central View International Limited, a company incorporated in British Virgin Islands with limited liability which is wholly owned by Ms. Choi Ka Yee, Crystal. Ms. Choi Ka Yee, Crystal, is a daughter of Dr. Francis Choi Chee Ming. Dr. Francis Choi Chee Ming and Mr. Cho Kwai Chee own 49.9% and 50.1% beneficial interest in Broad Idea International Limited, the controlling shareholder of Town Health with a 51% shareholding, respectively. Therefore, Ms. Choi Ka Yee, Crystal being an associate of its substantial shareholder, is a connected person of Town Health. She is being proposed to be appointed as an executive director of Starbow
"Share Subscription"	the subscription for the Subscription Shares pursuant to the Share Subscription Agreement
"Share Subscription Agreement"	an agreement dated 9 December 2005 entered into between Starbow and the Share Subscriber pursuant to which Starbow conditionally agreed to allot and issue to the Share Subscriber 100,000,000 new Shares for cash at a price of HK$0.038 each
"Starbow"	Starbow Holdings Limited, a company incorporated in Bermuda with limited liability, whose shares are listed on the Main Board of the Stock Exchange
"Starbow Board"	the board of Starbow Directors
"Starbow Directors"	the directors of Starbow
"Starbow Group"	Starbow and its subsidiaries
"Starbow SGM"	the special general meeting of Starbow to be convened to approve, among other things, the Share Placing, the Share Subscription, the CN Placing, the CN Subscription, the refreshment of the scheme mandate limit and the Whitewash Waiver
"Starbow Shareholders"	shareholders of Starbow
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscribers"	collectively, the Share Subscriber and the CN Subscriber
"Subscription Share(s)"	the 100,000,000 new Shares to be issued pursuant to the Share Subscription Agreement
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"TIS" or "IFA"	TIS Securities (H.K.) Limited, a licensed corporation to carry on business in Types 1 (dealing in securities), Types 2 (dealing in futures contracts), Types 4 (advising on securities), Types 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

"Town Health"	Town Health International Holdings Company Limited, a company incorporated in the Cayman Islands with limited liability, whose shares are listed on GEM
"Town Health Directors"	the directors of Town Health
"Town Health EGM"	the extraordinary general meeting of Town Health to be convened to approve, among other things, the CN Subscription
"Whitewash Waiver"	the whitewash waiver to be applied for by the Subscribers to the Executive for waiving the obligation of the Subscribers and parties acting in concert with each of them to extend a general offer to acquire the issued Shares (excluding the issued Shares which are owned by the Subscribers and parties acting in concert with each of them) under Rule 26 of the Takeovers Code arising from the acquisition of the Conversion Shares as a result of the exercise of the conversion rights attached to the Convertible Notes I by the CN Subscriber or such exercise together with the Share Subscription
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

By order of the board of directors of
Starbow Holdings Limited
Chi Chi Hung, Kenneth
Chairman

By order of the board of directors of
Town Health International Holdings Company Limited
Cho Kwai Chee
Chairman

Hong Kong, 9 December 2005

The Starbow Directors collectively and individually, and jointly and severally, accept full responsibility, includes particulars given in compliance with the Takeovers Code and the Listing Rules for the accuracy of the information contained in this announcement, other than that relating to Town Health, and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement, other than those relating to Town Health, have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statements in this announcement misleading.

The Town Health Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement, other than that relating to the Starbow, and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement, other than those relating to Starbow, have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statements in this announcement misleading.

This announcement, for which the Town Health Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to Town Health. The Town Health Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain to be published on the page headed "Latest Company Announcement" of the GEM website at http://www.hkgem.com for at least 7 days from its date of publication and on the website of Town Health at http://www.townhealth.com.

"Please also refer to the published version of this announcement in China Daily."

:: Investor

Investment Service Centre

Listed Companies Information

STARBOW<00397> - Unusual price & volume movements

The Stock Exchange has received a message from Starbow Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the price and trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increase.

Save for the subscription of convertible notes; the whitewash, waiver, subscription of new shares; placing of new shares; placing of convertible notes; proposed change of name; refreshment of the scheme mandate limit; and resumption of trading of the Company as set out in the announcement of the Company dated 9 December 2005, we also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of Starbow Holdings Limited the directors of which individually and jointly accept responsibility for the accuracy of this statement.

At the date of this announcement, the Board comprises two Executive Directors, namely Mr. Chi Chi Hung, Kenneth and Mr. Wong Hin Shek, Hans and three Independent Non-executive Directors namely Mr. Chan Chi Yuen, Mr. Chun Jay and Mr. Lau Man Tak.

By order of the Board
Starbow Holdings Limited

Chi Chi Hung, Kenneth
Director

Hong Kong, dated this 12th day of December, 2005"

STARBOW<00397> - Unusual price & volume movements

The Stock Exchange has received a message from Starbow Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent decrease in the price and increase in trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such decrease in the price and increase in trading volume .

Save for the subscription of convertible notes; the whitewash, waiver, subscription of new shares; placing of new shares; placing of convertible notes; proposed change of name; refreshment of the scheme mandate limit; and resumption of trading of the Company as set out in the announcement of the Company dated 9 December 2005, we also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of Starbow Holdings Limited the directors of which individually and jointly accept responsibility for the accuracy of this statement.

At the date of this announcement, the Board comprises two Executive Directors, namely Mr. Chi Chi Hung, Kenneth and Mr. Wong Hin Shek, Hans and three Independent Non-executive Directors namely Mr. Chan Chi Yuen, Mr. Chun Jay and Mr. Lau Man Tak.

By order of the Board
Starbow Holdings Limited

Chi Chi Hung, Kenneth
Director

Hong Kong, dated this 13th day of December, 2005"

STARBOW<00397> - Unusual volume movement

The Stock Exchange has received a message from Starbow Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increase.

Save for the subscription of convertible notes; the whitewash waiver, subscription of new shares; placing of new shares; placing of convertible notes; proposed change of name; refreshment of the scheme mandate limit; and resumption of trading of the Company as set out in the announcement of the Company dated 9 December 2005, we also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of Starbow Holdings Limited the directors of which individually and jointly accept responsibility for the accuracy of this statement.

At the date of this announcement, the Board comprises two Executive Directors, namely Mr. Chi Chi Hung, Kenneth and Mr. Wong Hin Shek, Hans and three Independent Non-executive Directors namely Mr. Chan Chi Yuen, Mr. Chun Jay and Mr. Lau Man Tak.

By order of the Board
Starbow Holdings Limited
Chi Chi Hung, Kenneth
Director

Hong Kong, dated this 14th day of December, 2005"

STARBOW<00397> - Results Announcement

Starbow Holdings Limited announced on 21/12/2005:
(stock code: 00397)
Year end date: 31/03/2006
Currency: HKD
Auditors' Report: N/A
Interim report reviewed by: Audit Committee

	Note	(Unaudited) Current Period from 01/04/2005 to 30/09/2005 ('000)	(Unaudited) Last Corresponding Period from 01/04/2004 to 30/09/2004 ('000)
Turnover	:	1,698	3,064
Profit/(Loss) from Operations	:	(3,795)	(15,133)
Finance cost	:	(1,651)	(1,364)
Share of Profit/(Loss) of Associates	:	N/A	N/A
Share of Profit/(Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit/(Loss) after Tax & MI	:	(5,454)	(16,497)
% Change over Last Period	:	N/A %	
EPS/(LPS)-Basic (in dollars)	:	(0.0062)	(0.0224)
-Diluted (in dollars)	:	(0.0060)	N/A
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit/(Loss) after ETD Items	:	(5,454)	(16,497)
Interim Dividend per Share	:	Nil	Nil
(Specify if with other options)	:	N/A	N/A
B/C Dates for Interim Dividend	:	N/A	
Payable Date	:	N/A	
B/C Dates for (-) General Meeting	:	N/A	
Other Distribution for Current Period	:	N/A	
B/C Dates for Other Distribution	:	N/A	

Remarks:

1. BASIS OF PREPARATION AND ACCOUNTING POLICIES

This unaudited condensed consolidated financial information has been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

This condensed consolidated financial information should be read in conjunction with the 2005 annual financial statements.

The accounting policies and methods of computation used in the preparation of this condensed consolidated financial information are consistent with those used in the annual financial statements for the year ended 31 March 2005 except that the Group has changed certain of its accounting policies following its adoption of new/ revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRS") which are effective for accounting periods commencing on or after 1 January 2005.

This interim financial information has been prepared in accordance with those HKFRS standards and interpretations issued and effective as at the time of preparing this information. The HKFRS standards and interpretations that will be applicable at 31 March 2006 including those that will be applicable on an optional basis, are not known with certainty at the time of preparing this interim financial information.

2. CHANGES IN ACCOUNTING POLICIES

(a) Effect of adopting new HKFRS

For the six months ended 30 September 2005, the Group adopted the new/ revised HKFRSs below, which are relevant to its operations. The 2004 comparatives have been restated as required, in accordance with the relevant requirements.

HKAS 1 Presentation of Financial Statements
HKAS 2 Inventories
HKAS 7 Cash Flow Statements
HKAS 8 Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10 Events after the Balance Sheet Date
HKAS 12 Income Taxes
HKAS 16 Property, Plant and Equipment
HKAS 17 Leases
HKAS 18 Revenue
HKAS 19 Employee Benefits
HKAS 21 The Effects of Changes in Foreign Exchange Rates
HKAS 23 Borrowing Costs
HKAS 24 Related Party Disclosures
HKAS 27 Consolidated and Separate Financial Statements
HKAS 32 Financial Instruments: Disclosure and Presentation
HKAS 33 Earnings Per Share
HKAS 34 Interim Financial Reporting
HKAS 36 Impairment of Assets
HKAS 37 Provisions, Contingent Liabilities and Contingent Assets
HKAS 39 Financial Instruments: Recognition and Measurement
HKFRS 2 Share-based Payments
HKFRS 3 Business Combinations

The adoption of new/revised HKASs 1, 2, 7, 8, 10, 12, 16, 17, 18, 19, 21, 23, 24, 27, 33, 36 and 37 did not result in substantial changes to the Group's accounting policies. In summary:

- HKAS 1 has affected the presentation of minority interest and other disclosures;

- HKASs 2, 7, 8, 10, 12, 16, 17, 18, 19, 21, 23, 24, 27, 33, 36 and 37 had no material effect on the Group's policies;

- HKAS 24 has affected the identification of related parties and some other related party disclosures.

The adoption of HKASs 32 and 39 has resulted in a change in the accounting

policy relating to the classification of financial assets at fair value through profit and loss and loans and receivables.

As from 1 January 2005, in accordance with HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", " available-for-sale financial assets" and "loans and receivables". The classification depends on the purpose for which the assets are acquired. "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value with changes in fair values recognised in the income statement and equity respectively. "Loans and receivables" consist of secured margin or term loans and other trade receivables. Secured margin or term loans are recognised and carried at original contract note or drawdown amount less an allowance for any uncollectible amounts after taking into account the value of each client account's underlying collateral. Other trade receivables are measured at amortised cost using the effective interest method.

Until 31 March 2005, investment in securities of the Group were classified as "other investments". They were stated at fair value or estimated fair value at the balance sheet date. Any unrealised gains less losses arising from the valuation of "other investments" at the balance sheet date were dealt with in the income statement. Upon the adoption of HKAS 32 and HKAS 39, the Group's investment in securities was redesignated as financial assets at fair value through profit or loss as effective from 1 April 2005. The adoption of HKAS 39 has had no material effect on the Group's retained earnings.

The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. In accordance with the transitional provision of HKFRS 2, share options granted after 7 November 2002 and were unvested on 1 April 2005 were expensed retrospectively in the income statement of the respective periods. As at 1 April 2005, the Group had no option granted after 7 November 2002 which remain unvested.

HKFRS 3 applies to accounting for business combination for which the agreement date is on or after 1 January 2005. The adoption of HKFRS 3 has had no material effect on the Group's results.

All changes in the accounting policies have been made in accordance with the transitional provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

- HKAS 39 - does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis;
- HKFRS 2 - only retrospective application for all equity instruments granted after 7 November 2002 and not vested at 1 April 2005; and
- HKFRS 3 - prospectively after the adoption date.

3. SEGMENT INFORMATION

Business segments	Turnover Six months ended 30 September 2005 HK$'000	2004 HK$'000	Segment result Six months ended 30 September 2005 HK$'000	2004 HK$'000
By principal activities:				
Manufacture and sales of garment	1,698	1,848	240	(8,248)
Securities investment	-	1,216	(2,140)	(7,387)

	1,698	3,064	(1,900)	(15,635)
Unallocated corporate expenses and income			(1,895)	502
Loss from operations			(3,795)	(15,133)
Geographical segments Hong Kong and Mainland China	1,698	3,064	(3,795)	(15,133)

4. LOSS FROM OPERATIONS

	Six months ended 30 September 2005 HK$'000	2004 HK$'000
Loss from operations is stated after charging:		
Depreciation of owned tangible fixed assets	508	883
Depreciation of tangible fixed assets held under hire-purchase contracts	-	25
Impairment on tangible fixed assets	-	7,332
Provision for doubtful debts	118	-

5. INCOME TAX

No provision for Hong Kong profits tax has been made as there was no assessable profit derived from or arising in Hong Kong for the period (30 September 2004: Nil).

The PRC income tax is calculated at the applicable rate on the assessable profits arising in the PRC for the period (30 September 2004: Nil).

A deferred tax asset has not been recognised in respect of tax losses available to offset future profits due to the uncertainty of future profit streams against which the asset can be utilised.

6. INTERIM DIVIDEND

The Board of Directors does not recommend the payment of an interim dividend for the six months ended 30 September 2005 (30 September 2004: Nil).

7. LOSS PER SHARE

The calculation of the basic loss per share is based on the net loss for the period of approximately HK$5,454,000 (30 September 2004: HK$16,497,

000) and on the weighted average of 882,936,853 (30 September 2004: 735, 796,853) shares in issue during the period.

Diluted loss per share is based on 901,594,493 ordinary shares which is the weighted average number of ordinary shares outstanding during the period, adjusted for the effects of the vested options outstanding during the period.

No diluted loss per share has been presented for the period ended 30 September 2004 as there are no dilutive potential ordinary shares in issue.

STARBOW HOLDINGS LIMITED
星虹控股有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 397)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2005

The Board of Directors of Starbow Holdings Limited ("the Company") announces the unaudited consolidated interim results of the Company and its subsidiaries (collectively, "the Group") for the six months ended 30 September 2005, together with the comparative figures for the corresponding period in 2004. These unaudited interim results have not been audited by the Company's auditors, but have been reviewed by the Audit Committee of the Company.

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 September 2005

		Six months ended 30 September	
		2005	2004
		(unaudited)	(unaudited)
	Notes	***HK$'000***	*HK$'000*
Turnover	*4*	**1,698**	3,064
Cost of sales		**(1,458)**	(3,680)
Gross profit/(loss)		**240**	(616)
Other operating income		**20**	2,572
Unrealised holding loss on other investments		**(2,140)**	(6,883)
Administrative and operating expenses		**(1,915)**	(10,206)
Loss from operations	*5*	**(3,795)**	(15,133)
Finance costs		**(1,651)**	(1,364)
Loss from ordinary activities before taxation		**(5,446)**	(16,497)
Income tax	*6*	**(8)**	–
Loss from ordinary activities after taxation		**(5,454)**	(16,497)
Minority interests		**–**	–
Net loss for the period		**(5,454)**	(16,497)
Loss per share			
Basic	*8*	**(0.62) cents**	(2.24) cents
Diluted	*8*	**(0.60) cents**	N/A

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30 September 2005

	30 September 2005	31 March 2005
	(unaudited)	(audited)
	HK$'000	*HK$'000*
Non-current asset		
Tangible fixed assets	**8,962**	10,991
Current assets		
Inventories	**–**	6
Trade and other receivables	**28,533**	41,859
Financial assets at fair value through profit or loss	**15,290**	17,430
Cash and cash equivalents	**846**	2,146
	44,669	61,441
Less: **Current liabilities**		
Trade and other payables	**3,946**	4,749
Amount due to a director	**–**	23
Short-term borrowings	**27,252**	46,848
	31,198	51,620
Net current assets	**13,471**	9,821
Total assets less current liabilities	**22,433**	20,812
Less: **Non-current liabilities**		
Long-term borrowings	**7,075**	–
Net assets	**15,358**	20,812
Capital and reserves		
Share capital	**8,829**	8,829
Reserves	**6,529**	11,983
Shareholders' funds	**15,358**	20,812

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the six months ended 30 September 2005

(Expressed in Hong Kong dollars)

1. **BASIS OF PREPARATION AND ACCOUNTING POLICIES**

   This unaudited condensed consolidated financial information has been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

* *For identification purpose only*

This condensed consolidated financial information should be read in conjunction with the 2005 annual financial statements.

The accounting policies and methods of computation used in the preparation of this condensed consolidated financial information are consistent with those used in the annual financial statements for the year ended 31 March 2005 except that the Group has changed certain of its accounting policies following its adoption of new/revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRS") which are effective for accounting periods commencing on or after 1 January 2005.

This interim financial information has been prepared in accordance with those HKFRS standards and interpretations issued and effective as at the time of preparing this information. The HKFRS standards and interpretations that will be applicable at 31 March 2006 including those that will be applicable on an optional basis, are not known with certainty at the time of preparing this interim financial information.

The changes to the Group's accounting policies and the effect of adopting these new policies are set out in Note 2 below.

2. CHANGES IN ACCOUNTING POLICIES

(a) Effect of adopting new HKFRS

For the six months ended 30 September 2005, the Group adopted the new/revised HKFRSs below, which are relevant to its operations. The 2004 comparatives have been restated as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 12	Income Taxes
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings Per Share
HKAS 34	Interim Financial Reporting
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKFRS 2	Share-based Payments
HKFRS 3	Business Combinations

The adoption of new/revised HKASs 1, 2, 7, 8, 10, 12, 16, 17, 18, 19, 21, 23, 24, 27, 33, 36 and 37 did not result in substantial changes to the Group's accounting policies. In summary:

- HKAS 1 has affected the presentation of minority interest and other disclosures;
- HKASs 2, 7, 8, 10, 12, 16, 17, 18, 19, 21, 23, 24, 27, 33, 36 and 37 had no material effect on the Group's policies;
- HKAS 24 has affected the identification of related parties and some other related party disclosures.

The adoption of HKASs 32 and 39 has resulted in a change in the accounting policy relating to the classification of financial assets at fair value through profit and loss and loans and receivables.

As from 1 January 2005, in accordance with HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets" and "loans and receivables". The classification depends on the purpose for which the assets are acquired. "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value with changes in fair values recognised in the income statement and equity respectively. "Loans and receivables" consist of secured margin or term loans and other trade receivables. Secured margin or term loans are recognised and carried at original contract note or drawdown amount less an allowance for any uncollectible amounts after taking into account the value of each client account's underlying collateral. Other trade receivables are measured at amortised cost using the effective interest method.

Until 31 March 2005, investment in securities of the Group were classified as "other investments". They were stated at fair value or estimated fair value at the balance sheet date. Any unrealised gains less losses arising from the valuation of "other investments" at the balance sheet date were dealt with in the income statement. Upon the adoption of HKAS 32 and HKAS 39, the Group's investment in securities was redesignated as financial assets at fair value through profit or loss as effective from 1 April 2005. The adoption of HKAS 39 has had no material effect on the Group's retained earnings.

The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. In accordance with the transitional provision of HKFRS 2, share options granted after 7 November 2002 and were unvested on 1 April 2005 were expensed retrospectively in the income statement of the respective periods. As at 1 April 2005, the Group had no option granted after 7 November 2002 which remain unvested.

HKFRS 3 applies to accounting for business combination for which the agreement date is on or after 1 January 2005. The adoption of HKFRS 3 has had no material effect on the Group's results.

All changes in the accounting policies have been made in accordance with the transitional provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

- HKAS 39 – does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis;
- HKFRS 2 – only retrospective application for all equity instruments granted after 7 November 2002 and not vested at 1 April 2005; and
- HKFRS 3 – prospectively after the adoption date.

3. FINANCIAL RISK MANAGEMENT

The Group's activities expose it to a variety of financial risks: foreign exchange risk, credit risk and fair value interest rate risk.

(a) Foreign exchange risk

The Group is exposed to foreign exchange risk arising from the exposure of various currency against Hong Kong dollars. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in operations in Mainland China.

(b) Credit risk

The Group has no significant concentrations of credit risk. It has policies in place to ensure the sales of products are made to customers with an appropriate credit history.

(c) Fair value interest rate risk

As the Group has no significant interest-bearing assets, the Group's income and operating cash flows are substantially independent of changes in market interest rates.

The Group's interest rate risk arises from borrowings. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. At the period end, all borrowings were at fixed rates.

4. **SEGMENT INFORMATION**

Business segments	Turnover Six months ended 30 September 2005 HK$'000	Turnover 2004 HK$'000	Segment result Six months ended 30 September 2005 HK$'000	Segment result 2004 HK$'000
By principal activities:				
Manufacture and sales of garment	**1,698**	1,848	**240**	(8,248)
Securities investment	**–**	1,216	**(2,140)**	(7,387)
	1,698	3,064	**(1,900)**	(15,635)
Unallocated corporate expenses and income			**(1,895)**	502
Loss from operations			**(3,795)**	(15,133)
Geographical segments				
Hong Kong and Mainland China	**1,698**	3,064	**(3,795)**	(15,133)

5. **LOSS FROM OPERATIONS**

	Six months ended 30 September 2005 HK$'000	2004 HK$'000
Loss from operations is stated after charging:		
Depreciation of owned tangible fixed assets	**508**	883
Depreciation of tangible fixed assets held under hire-purchase contracts	**–**	25
Impairment on tangible fixed assets	**–**	7,332
Provision for doubtful debts	**118**	–

6. **INCOME TAX**

No provision for Hong Kong profits tax has been made as there was no assessable profit derived from or arising in Hong Kong for the period (30 September 2004: Nil).

The PRC income tax is calculated at the applicable rate on the assessable profits arising in the PRC for the period (30 September 2004: Nil).

A deferred tax asset has not been recognised in respect of tax losses available to offset future profits due to the uncertainty of future profit streams against which the asset can be utilised.

7. **INTERIM DIVIDEND**

The Board of Directors does not recommend the payment of an interim dividend for the six months ended 30 September 2005 (30 September 2004: Nil).

8. **LOSS PER SHARE**

The calculation of the basic loss per share is based on the net loss for the period of approximately HK$5,454,000 (30 September 2004: HK$16,497,000) and on the weighted average of 882,936,853 (30 September 2004: 735,796,853) shares in issue during the period.

Diluted loss per share is based on 901,594,493 ordinary shares which is the weighted average number of ordinary shares outstanding during the period, adjusted for the effects of the vested options outstanding during the period.

No diluted loss per share has been presented for the period ended 30 September 2004 as there are no dilutive potential ordinary shares in issue.

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

The unaudited net loss of the Group for the six months ended 30 September 2005 amounted to approximately HK$5,454,000 which was HK$11,043,000 less than that of the corresponding period of last year. During the interim period, the Group is mainly engaged in the manufacturing business which was not performing well. The Group is seeking different measures, such as to explore new markets and product lines, and to review the production efficiency, so as to improve the overall performance of the business.

Future Business Prospects and Plans

In addition to continuing its effort on the business of the manufacturing and sales of garment and securities trading, the Group has been actively seeking opportunities in potential developments in other businesses. In December, 2005 the Group entered into a conditional convertible notes subscription agreement with a reputable medical group in Hong Kong, a conditional share subscription agreement and a conditional share placing agreement to raise new sources of funds. The proceeds will be used for the establishment of a new centre for the provision of health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services (the "Health Check Centre") in Hong Kong (Please refer to announcement of the Company dated 9 December 2005 for the details of the convertible notes subscription agreement).

The Health Check Centre will be a one-stop health check center to provide from ordinary laboratory testing to advanced diagnostic health check services. It also provides comfortable place for day care observation and deluxe rooms for health care talks. The Health Check Centre will be equipped with advanced health check and diagnostics imaging machines such as 3T MRI System, 64 CT Scanner, PET/CT Scanner, etc.

After the outbreak of the SARS epidermis in 2003, the general public has increased the health consciousness and is willing to spend more on health precaution and medical treatment. Especially for the health check services, the public medical sector could only provide limited services to the general public. Most of the health check exercises have to be performed by the private medical sector. This results in a significant demand and prosperous market for health check services in the private medical sector in Hong Kong. The successful establishment of the Health Check Centre will surely bring in new driving force and meaningful contribution to the Group's operation.

Liquidity, Financial Resources and Funding

As at 30 September 2005, shareholders' fund and net current assets of the Group amounted to approximately HK$15,358,000 and HK$13,471,000 respectively. On the same date, the Group had cash and bank balance of approximately HK$846,000. The Group's gearing ratio, calculated on the basis of the Group's total liabilities over total shareholders' funds as at 30 September 2005 is 2.49.

Owing to the continuous losses incurred by the Group, the Group experienced shortage of working capital to run its operation. To alleviate the tight liquidity position faced by the Group, in December 2005, the Group entered into a few fund raising agreements, including a conditional share subscription agreement, a conditional share placing agreement, a conditional convertible notes subscription agreement and convertible notes placing agreement, further details of which are set out in the announcement of the Company dated 9 December 2005.

Significant Investments and Material Acquisitions/Disposals

There is no significant investment and material acquisition/disposal made during the reporting period.

Employees

The Group employed approximately 3 staff in Hong Kong and approximately 150 staff in the PRC at the interim reporting date.

Total staff cost (excluding directors' emoluments) amounted to approximately HK$533,000 for the period under review. The Group's remuneration packages are generally structured by reference to market terms and individual merits. Salaries are normally reviewed on annual basis based on performance appraisals and other relevant factors.

ADDITIONAL INFORMATION REQUIRED BY THE LISTING RULES

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SECURITIES

(I) Interest and short positions in shares and underlying shares of the Company

At 30 September 2005, none of the directors or chief executives, nor their respective associates had any interest or short position in any shares, underlying shares or debentures of the Company or any of its associated corporation as recorded in the register maintained by the Company pursuant to Section 352 of the Securities and Futures Ordinance, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

(II) Share options

The Company adopted a share option scheme on 17 November 2003, for the primary purpose of providing incentives to directors and eligible grantees. Under the share option scheme, the Company may grant options to eligible grantees, including directors of the Company and its subsidiaries, to subscribe for shares in the Company.

No share options were granted, exercised, cancelled or lapsed under the share option scheme during the six months ended 30 September 2005.

DIRECTORS' RIGHT TO ACQUIRE SHARES AND DEBENTURES

Save as disclosed under the section headed "DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SECURITIES", at no time during the period was the Company or any of its associated corporations a party to any arrangement to enable the directors or chief executives of the Company to acquire benefits by means of the acquisition of shares in, or underlying shares in, or debentures of, the Company or any other body corporate, and none of the directors or chief executives, nor any of their spouses or children under the age of 18, had any rights to subscribe the securities of the Company, or had exercised any such rights during the period.

SUBSTANTIAL SHAREHOLDERS

As at 30 September 2005, the register of substantial shareholders maintained by the Company pursuant to section 336 of the SFO shows that, the following shareholders had notified the Company of relevant interests and short positions in the issued share capital of the Company:

Shareholders	Capacity	Number of ordinary shares held	Percentage of the issued share capital of the Company
Wong King Shiu, Daniel	Beneficial owner	90,306,000 Shares	10.23%
Great Sense Limited *(Note 1)*	Beneficial owner	87,460,000 Shares	9.91%
Tsang Chiu Ming	Held by controlled corporation	87,460,000 Shares	9.91%

Notes:

1. Great Sense Limited is wholly owned by Tsang Chiu Ming and Tsang Chiu Ming is accordingly taken to have an interest in the 87,460,000 Shares in which Great Sense Limited is interested under the SFO.

Other than as disclosed above, the Company has not been notified of any other relevant interests or short positions in the issued share capital of the Company as at 30 September 2005.

INTERIM DIVIDEND

The Directors do not recommend the payment of an interim dividend for the six months ended 30 September 2005 (2004: Nil).

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six months ended 30 September 2005, neither the Company nor its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

CORPORATE GOVERNANCE PRACTICES

Audit Committee

The Company has established an audit committee with written terms of reference in compliance with C.3.3 as set out in Appendix 14 of the Listing Rules. The primary duties of the audit committee are to review and supervise the financial reporting and internal control procedures of the Group. The audit committee comprises three members namely Mr. Lau Man Tak, Mr. Chun Jay and Mr. Chan Chi Yuen who are independent non-executive directors of the Company.

Remuneration Committee

According to the code provision B.1.1 of the Code, the Company should establish a remuneration committee with a majority of the members thereof being independent non-executive directors. It is scheduled that the remuneration committee will be formed prior to 31 March 2006. A specific written terms of reference which deal clearly with the authority and duties of the remuneration committee will be adopted in accordance with the requirements as set out in the code provision B.1.3 of the Code.

Model Code for Securities Transactions by Directors

The Company has adopted a code of conduct on terms no less exacting than the required standards of the model code for securities transactions by Directors set out in Appendix 10 of the Listing Rules. The Company confirms that, having made specific enquiry of all Directors, all Directors confirmed that they have complied with the required standard of dealings as set out therein.

Compliance with the Code on Corporate Governance Practices

None of the Directors is aware of any information that would reasonably indicate that the Group is not, or was not for any part of the accounting period covered by this interim results announcement in compliance with the code provisions of the code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules except the following:

1. The Board is in the opinion that Mr. Chi Chi Hung, Kenneth assumes the roles of both Chairman and chief executive officer of the Company due to his strong leadership and management experience.

2. The independent non-executive Directors of the Company are not appointed for specific terms but are subject to retirement by rotation in accordance with the Company's Bye-law.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the appropriateness and consistent application of significant accounting principles and policies adopted by the Group, and discussed judgemental issues, accounting estimates, adequacy of disclosures and internal consistency of the interim financial report for the six months ended 30 September 2005.

PUBLICATION OF INTERIM RESULTS ON THE STOCK EXCHANGE'S WEBSITE

The Company's 2005 interim report which sets out all the information required by paragraphs 46(1) to (6) inclusive in Appendix 16 of the Listing Rules will be available for publication on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) in due course.

By order of the Board
Chi Chi Hung, Kenneth
Chairman

Hong Kong, 21 December 2005

As at the date of this announcement, the Board comprises two executive directors, namely Mr. Chi Chi Hung, Kenneth and Mr. Wong Hin Shek, Hans and three independent non-executive directors namely Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lau Man Tak.

"Please also refer to the published version of this announcement in China Daily."

STARBOW HOLDINGS LIMITED
星虹控股有限公司*

(Incorporated in Bermuda with limited liability)

05 Interim Report

* For identification purpose only

CORPORATE INFORMATION

Board of Directors
Executive Directors
Mr. Chi Chi Hung, Kenneth
Mr. Wong Hin Shek, Hans

Independent Non-executive Directors
Mr. Lau Man Tak
Mr. Chun Jay
Mr. Chan Chi Yuen

Company Secretary
Mr. Chi Chi Hung, Kenneth

Audit Committee
Mr. Lau Man Tak
Mr. Chun Jay
Mr. Chan Chi Yuen

Auditors
HLB Hodgson Impey Cheng
Chartered Accountants
Certified Public Accountants
31st Floor, Gloucester Tower,
The Landmark
11 Pedder Street, Central
Hong Kong

Registered Office
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Head Office and Principal Place of Business
Unit 905
9/F Asia Orient Tower
Town Place
33 Lockhart Road
Wanchai, Hong Kong

Principal Bankers
Wing Hang Bank, Ltd.
DBS Bank (Hong Kong) Limited

Principal Share Registrars and Transfer Office
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

Hong Kong Branch Share Registrars and Transfer Office
Tengis Limited
Ground Floor
Bank of East Asia Harbour View Centre
56 Gloucester Road, Wanchai
Hong Kong

MANAGEMENT COMMENTARY

The Board of Directors of Starbow Holdings Limited ("the Company") announces the unaudited consolidated interim results of the Company and its subsidiaries (collectively, "the Group") for the six months ended 30 September 2005, together with the comparative figures for the corresponding period in 2004. These unaudited interim results have not been audited by the Company's auditors, but have been reviewed by the Audit Committee of the Company.

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

The unaudited net loss of the Group for the six months ended 30 September 2005 amounted to approximately HK$5,454,000 which was HK$11,043,000 less than that of the corresponding period of last year. During the interim period, the Group is mainly engaged in the manufacturing business which was not performing well. The Group is seeking different measures, such as to explore new markets and product lines, and to review the production efficiency, so as to improve the overall performance of the business.

Future Business Prospects and Plans

In addition to continuing its effort on the business of the manufacturing and sales of garment and securities trading, the Group has been actively seeking opportunities in potential developments in other businesses. In December, 2005 the Group entered into a conditional convertible notes subscription agreement with a reputable medical group in Hong Kong, a conditional share subscription agreement and a conditional share placing agreement to raise new sources of funds. The proceeds will be used for the establishment of a new centre for the provision of health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services (the "Health Check Centre") in Hong Kong (Please refer to announcement of the Company dated 9 December 2005 for the details of the convertible notes subscription agreement).

The Health Check Centre will be a one-stop health check center to provide from ordinary laboratory testing to advanced diagnostic health check services. It also provides comfortable place for day care observation and deluxe rooms for health care talks. The Health Check Centre will be equipped with advanced health check and diagnostics imaging machines such as 3T MRI System, 64 CT Scanner, PET/CT Scanner, etc.

After the outbreak of the SARS epidermis in 2003, the general public has increased the health consciousness and is willing to spend more on health precaution and medical treatment. Especially for the health check services, the public medical sector could only provide limited services to the general public. Most of the health check exercises have to be performed by the private medical sector. This results in a significant demand and prosperous market for health check services in the private medical sector in Hong Kong. The successful establishment of the Health Check Centre will surely bring in new driving force and meaningful contribution to the Group's operation.

Liquidity, Financial Resources and Funding

As at 30 September 2005, shareholders' fund and net current assets of the Group amounted to approximately HK$15,358,000 and HK$13,471,000 respectively. On the same date, the Group had cash and bank balance of approximately HK$846,000. The Group's gearing ratio, calculated on the basis of the Group's total liabilities over total shareholders' funds as at 30 September 2005 is 2.49.

Owing to the continuous losses incurred by the Group, the Group experienced shortage of working capital to run its operation. To alleviate the tight liquidity position faced by the Group, in December 2005, the Group entered into a few fund raising agreements, including a conditional share subscription agreement, a conditional share placing agreement, a conditional convertible notes subscription agreement and convertible notes placing agreement, further details of which are set out in the announcement of the Company dated 9 December 2005.

Significant Investments and Material Acquisitions/Disposals

There is no significant investment and material acquisition/disposal made during the reporting period.

Employees

The Group employed approximately 3 staff in Hong Kong and approximately 150 staff in the PRC at the interim reporting date.

Total staff cost (excluding directors' emoluments) amounted to approximately HK$533,000 for the period under review. The Group's remuneration packages are generally structured by reference to market terms and individual merits. Salaries are normally reviewed on annual basis based on performance appraisals and other relevant factors.

ADDITIONAL INFORMATION REQUIRED BY THE LISTING RULES

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SECURITIES

(I) Interest and short positions in shares and underlying shares of the Company

At 30 September 2005, none of the directors or chief executives, nor their respective associates had any interest or short position in any shares, underlying shares or debentures of the Company or any of its associated corporation as recorded in the register maintained by the Company pursuant to Section 352 of the Securities and Futures Ordinance, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

(II) Share options

The Company adopted a share option scheme on 17 November 2003, for the primary purpose of providing incentives to directors and eligible grantees. Under the share option scheme, the Company may grant options to eligible grantees, including directors of the Company and its subsidiaries, to subscribe for shares in the Company.

No share options were granted, exercised, cancelled or lapsed under the share option scheme during the six months ended 30 September 2005.

DIRECTORS' RIGHT TO ACQUIRE SHARES AND DEBENTURES

Save as disclosed under the section headed "DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SECURITIES", at no time during the period was the Company or any of its associated corporations a party to any arrangement to enable the directors or chief executives of the Company to acquire benefits by means of the acquisition of shares in, or underlying shares in, or debentures of, the Company or any other body corporate, and none of the directors or chief executives, nor any of their spouses or children under the age of 18, had any rights to subscribe the securities of the Company, or had exercised any such rights during the period.

SUBSTANTIAL SHAREHOLDERS

As at 30 September 2005, the register of substantial shareholders maintained by the Company pursuant to section 336 of the SFO shows that, the following shareholders had notified the Company of relevant interests and short positions in the issued share capital of the Company:

Shareholders	Capacity	Number of ordinary shares held	Percentage of the issued share capital of the Company
Wong King Shiu, Daniel	Beneficial owner	90,306,000 Shares	10.23%
Great Sense Limited *(Note (1))*	Beneficial owner	87,460,000 Shares	9.91%
Tsang Chiu Ming	Held by controlled corporation	87,460,000 Shares	9.91%

Note:

1. *Great Sense Limited is wholly owned by Tsang Chiu Ming and Tsang Chiu Ming is accordingly taken to have an interest in the 87,460,000 Shares in which Great Sense Limited is interested under the SFO.*

Other than as disclosed above, the Company has not been notified of any other relevant interests or short positions in the issued share capital of the Company as at 30 September 2005.

INTERIM DIVIDEND

The Directors do not recommend the payment of an interim dividend for the six months ended 30 September 2005 (2004: Nil).

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six months ended 30 September 2005, neither the Company nor its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

CORPORATE GOVERNANCE PRACTICES

Audit Committee

The Company has established an audit committee with written terms of reference in compliance with C.3.3 as set out in Appendix 14 of the Listing Rules. The primary duties of the audit committee are to review and supervise the financial reporting and internal control procedures of the Group. The audit committee comprises three members namely Mr. Lau Man Tak, Mr. Chun Jay and Mr. Chan Chi Yuen who are independent non-executive directors of the Company.

Remuneration Committee

According to the code provision B.1.1 of the Code, the Company should establish a remuneration committee with a majority of the members thereof being independent non-executive directors. It is scheduled that the remuneration committee will be formed prior to 31 March 2006. A specific written terms of reference which deal clearly with the authority and duties of the remuneration committee will be adopted in accordance with the requirements as set out in the code provision B.1.3 of the Code.

Model Code for Securities Transactions by Directors

The Company has adopted a code of conduct on terms no less exacting than the required standards of the model code for securities transactions by Directors set out in Appendix 10 of the Listing Rules. The Company confirms that, having made specific enquiry of all Directors, all Directors confirmed that they have complied with the required standard of dealings as set out therein.

Compliance with the Code on Corporate Governance Practices

None of the Directors is aware of any information that would reasonably indicate that the Group is not, or was not for any part of the accounting period covered by this interim results announcement in compliance with the code provisions of the code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules except the following:

1. The Board is in the opinion that Mr. Chi Chi Hung, Kenneth assumes the roles of both Chairman and chief executive officer of the Company due to his strong leadership and management experience.

2. The independent non-executive Directors of the Company are not appointed for specific terms but are subject to retirement by rotation in accordance with the Company's Bye-law.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the appropriateness and consistent application of significant accounting principles and policies adopted by the Group, and discussed judgemental issues, accounting estimates, adequacy of disclosures and internal consistency of the interim financial report for the six months ended 30 September 2005.

PUBLICATION OF INTERIM RESULTS ON THE STOCK EXCHANGE'S WEBSITE

The Company's 2005 interim report which sets out all the information required by paragraphs 46(1) to (6) inclusive in Appendix 16 of the Listing Rules will be available for publication on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) in due course.

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2005

		Six months ended 30 September	
		2005	2004
		(unaudited)	(unaudited)
	Notes	**HK$'000**	HK$'000
Turnover	*4*	**1,698**	3,064
Cost of sales		**(1,458)**	(3,680)
Gross profit/(loss)		**240**	(616)
Other operating income		**20**	2,572
Unrealised holding loss on other investments		**(2,140)**	(6,883)
Administrative and operating expenses		**(1,915)**	(10,206)
Loss from operations	*5*	**(3,795)**	(15,133)
Finance costs		**(1,651)**	(1,364)
Loss from ordinary activities before taxation		**(5,446)**	(16,497)
Income tax	*6*	**(8)**	–
Loss from ordinary activities after taxation		**(5,454)**	(16,497)
Minority interests		**–**	–
Net loss for the period		**(5,454)**	(16,497)
Loss per share			
Basic	*8*	**(0.62) cents**	(2.24) cents
Diluted	*8*	**(0.60) cents**	N/A

CONDENSED CONSOLIDATED BALANCE SHEET

AS AT 30 SEPTEMBER 2005

	Notes	**30 September 2005 (unaudited) HK$'000**	31 March 2005 (audited) HK$'000
Non-current asset			
Tangible fixed assets		**8,962**	10,991
Current assets			
Inventories		**–**	6
Trade and other receivables	*9*	**28,533**	41,859
Financial assets at fair value through profit or loss		**15,290**	17,430
Cash and cash equivalents		**846**	2,146
		44,669	61,441
***Less:* Current liabilities**			
Trade and other payables	*10*	**3,946**	4,749
Amount due to a director	*11*	**–**	23
Short-term borrowings	*12*	**27,252**	46,848
		31,198	51,620
Net current assets		**13,471**	9,821
Total assets less current liabilities		**22,433**	20,812
***Less:* Non-current liabilities**			
Long-term borrowings	*12*	**7,075**	–
Net assets		**15,358**	20,812
Capital and reserves			
Share capital	*13*	**8,829**	8,829
Reserves		**6,529**	11,983
Shareholders' funds		**15,358**	20,812

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2005

	Share capital HK$'000	Share premium HK$'000	Capital redemption reserve HK$'000	Contributed surplus HK$'000	Retained earnings/ (accumulated losses) HK$'000	Total HK$'000
As at 1 April 2004	73,580	270,774	861	110,578	(412,636)	43,157
Adjustments arising from the capital reduction	(66,222)	-	-	66,222	-	-
Adjustments arising from share premium cancellation	-	(270,774)	-	270,774	-	-
Transfer to set off accumulated losses	-	-	-	(412,636)	412,636	-
Net loss for the period	-	-	-	-	(16,497)	(16,497)
As at 30 September 2004	7,358	-	861	34,938	(16,497)	26,660
Adjustments arising from share premium cancellation	-	(444)	-	444	-	-
Transfer to set off accumulated losses	-	-	-	(136,468)	136,468	-
New issue of shares by way of private placement in November 2004	1,471	5,150	-	-	-	6,621
Share issue expenses	-	(197)	-	-	-	(197)
Net loss for the period	-	-	-	-	(12,272)	(12,272)
As at 31 March 2005	**8,829**	**4,509**	**861**	**(101,086)**	**107,699**	**20,812**
Net loss for the period	-	-	-	-	(5,454)	(5,454)
As at 30 September 2005	**8,829**	**4,509**	**861**	**(101,086)**	**102,245**	**15,358**

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2005

	Six months ended 30 September	
	2005 (unaudited) HK$'000	2004 (unaudited) HK$'000
Net cash generated from/(used in) operating activities	**11,301**	(18,640)
Net cash from investing activities	**-**	140
Net cash (used in)/generated from financing activities	**(12,601)**	4,057
Net decrease in cash and cash equivalents	**(1,300)**	(14,443)
Cash and cash equivalents at 1 April	**2,146**	15,157
Cash and cash equivalents at 30 September representing cash and bank balances	**846**	714

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL INFORMATION

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2005
(EXPRESSED IN HONG KONG DOLLARS)

1. Basis of Preparation and Accounting Policies

This unaudited condensed consolidated financial information has been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

This condensed consolidated financial information should be read in conjunction with the 2005 annual financial statements.

The accounting policies and methods of computation used in the preparation of this condensed consolidated financial information are consistent with those used in the annual financial statements for the year ended 31 March 2005 except that the Group has changed certain of its accounting policies following its adoption of new/revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRS") which are effective for accounting periods commencing on or after 1 January 2005.

This interim financial information has been prepared in accordance with those HKFRS standards and interpretations issued and effective as at the time of preparing this information. The HKFRS standards and interpretations that will be applicable at 31 March 2006 including those that will be applicable on an optional basis, are not known with certainty at the time of preparing this interim financial information.

The changes to the Group's accounting policies and the effect of adopting these new policies are set out in Note 2 below.

2. Changes in Accounting Policies

(a) Effect of adopting new HKFRS

For the six months ended 30 September 2005, the Group adopted the new/revised HKFRSs below, which are relevant to its operations. The 2004 comparatives have been restated as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 12	Income Taxes
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings Per Share
HKAS 34	Interim Financial Reporting
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKFRS 2	Share-based Payments
HKFRS 3	Business Combinations

The adoption of new/revised HKASs 1, 2, 7, 8, 10, 12, 16, 17, 18, 19, 21, 23, 24, 27, 33, 36 and 37 did not result in substantial changes to the Group's accounting policies. In summary:

- HKAS 1 has affected the presentation of minority interest and other disclosures;

- HKASs 2, 7, 8, 10, 12, 16, 17, 18, 19, 21, 23, 24, 27, 33, 36 and 37 had no material effect on the Group's policies;

- HKAS 24 has affected the identification of related parties and some other related party disclosures.

The adoption of HKASs 32 and 39 has resulted in a change in the accounting policy relating to the classification of financial assets at fair value through profit and loss and loans and receivables.

As from 1 January 2005, in accordance with HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets" and "loans and receivables". The classification depends on the purpose for which the assets are acquired. "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value with changes in fair values recognised in the income statement and equity respectively. "Loans and receivables" consist of secured margin or term loans and other trade receivables. Secured margin or term loans are recognised and carried at original contract note or drawdown amount less an allowance for any uncollectible amounts after taking into account the value of each client account's underlying collateral. Other trade receivables are measured at amortised cost using the effective interest method.

Until 31 March 2005, investment in securities of the Group were classified as "other investments". They were stated at fair value or estimated fair value at the balance sheet date. Any unrealised gains less losses arising from the valuation of "other investments" at the balance sheet date were dealt with in the income statement. Upon the adoption of HKAS 32 and HKAS 39, the Group's investment in securities was redesignated as financial assets at fair value through profit or loss as effective from 1 April 2005. The adoption of HKAS 39 has had no material effect on the Group's retained earnings.

The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. In accordance with the transitional provision of HKFRS 2, share options granted after 7 November 2002 and were unvested on 1 April 2005 were expensed retrospectively in the income statement of the respective periods. As at 1 April 2005, the Group had no option granted after 7 November 2002 which remain unvested.

HKFRS 3 applies to accounting for business combination for which the agreement date is on or after 1 January 2005. The adoption of HKFRS 3 has had no material effect on the Group's results.

All changes in the accounting policies have been made in accordance with the transitional provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

- HKAS 39 – does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis;

- HKFRS 2 – only retrospective application for all equity instruments granted after 7 November 2002 and not vested at 1 April 2005; and

- HKFRS 3 – prospectively after the adoption date.

3. Financial Risk Management

The Group's activities expose it to a variety of financial risks: foreign exchange risk, credit risk and fair value interest rate risk.

(a) Foreign exchange risk

The Group is exposed to foreign exchange risk arising from the exposure of various currency against Hong Kong dollars. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in operations in Mainland China.

(b) Credit risk

The Group has no significant concentrations of credit risk. It has policies in place to ensure the sales of products are made to customers with an appropriate credit history.

(c) Fair value interest rate risk

As the Group has no significant interest-bearing assets, the Group's income and operating cash flows are substantially independent of changes in market interest rates.

The Group's interest rate risk arises from borrowings. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. At the period end, all borrowings were at fixed rates.

4. Segment Information

Business segments	Turnover Six months ended 30 September		Segment result Six months ended 30 September	
	2005 HK$'000	2004 HK$'000	**2005 HK$'000**	2004 HK$'000
By principal activities:				
Manufacture and sales of garment	**1,698**	1,848	**240**	(8,248)
Securities investment	**–**	1,216	**(2,140)**	(7,387)
	1,698	3,064	**(1,900)**	(15,635)
Unallocated corporate expenses and income			**(1,895)**	502
Loss from operations			**(3,795)**	(15,133)
Geographical segments				
Hong Kong and Mainland China	**1,698**	3,064	**(3,795)**	(15,133)

5. Loss from Operations

	Six months ended 30 September	
	2005 HK$'000	2004 HK$'000
Loss from operations is stated after charging:		
Depreciation of owned tangible fixed assets	**508**	883
Depreciation of tangible fixed assets held under hire-purchase contracts	**–**	25
Impairment on tangible fixed assets	**–**	7,332
Provision for doubtful debts	**118**	–

6. Income Tax

No provision for Hong Kong profits tax has been made as there was no assessable profit derived from or arising in Hong Kong for the period (30 September 2004: Nil).

The PRC income tax is calculated at the applicable rate on the assessable profits arising in the PRC for the period (30 September 2004: Nil).

A deferred tax asset has not been recognised in respect of tax losses available to offset future profits due to the uncertainty of future profit streams against which the asset can be utilised.

7. Interim Dividend

The Board of Directors does not recommend the payment of an interim dividend for the six months ended 30 September 2005 (30 September 2004: Nil).

8. Loss Per Share

The calculation of the basic loss per share is based on the net loss for the period of approximately HK$5,454,000 (30 September 2004: HK$16,497,000) and on the weighted average of 882,936,853 (30 September 2004: 735,796,853) shares in issue during the period.

Diluted loss per share is based on 901,594,493 ordinary shares which is the weighted average number of ordinary shares outstanding during the period, adjusted for the effects of the vested options outstanding during the period.

No diluted loss per share has been presented for the period ended 30 September 2004 as there are no dilutive potential ordinary shares in issue.

9. Trade and Other Receivables

Included in trade and other receivables are trade debtors and their ageing analysis as at 30 September 2005 is as follows:

	30 September 2005 HK$'000	31 March 2005 HK$'000
Trade receivables, with ageing analysis:		
0 – 60 days	**175**	508
61 – 90 days	**5**	70
Over 90 days	**124**	80
Total trade receivables *(Note (i))*	**304**	658
Other debtors, deposits and prepayments *(Note (ii))*	**28,229**	41,201
	28,533	41,859

Notes:

(i) Credit is offered to customers following financial assessment and based on established payment record. Credit limits are set for individual customers and these are exceeded only with the approval of senior officials of the Group. Senior staff of the Group monitor trade debts and follow up collections periodically. General credit terms are payment by the end of the month following the month in which sales took place.

(ii) Included in other debtors, deposits and prepayments as at 30 September 2005 is an amount of approximately HK$26,412,000 (at 31 March 2005: HK$41,005,000) due from 上海凱托集團有限公司, an independent third party. The amount is unsecured, interest-free and due for repayment before the end of the year 2005. The Directors consider that the amount to be fully recoverable, no provision has been made as at 30 September 2005.

10. Trade and Other Payables

Included in trade and other payables are trade creditors and their ageing analysis as at 30 September 2005 is as follows:

	30 September 2005 HK$'000	31 March 2005 HK$'000
Trade payables, with ageing analysis:		
0 – 60 days	**172**	72
61 – 90 days	**–**	34
Over 90 days	**813**	1,542
Total trade payables	**985**	1,648
Other payables and accruals	**2,961**	3,101
	3,946	4,749

11. Amount due to a Director

The amount due was unsecured, interest-free and had no fixed term of repayment.

12. Short-term and Long-term Borrowings

	30 September 2005 HK$'000	31 March 2005 HK$'000
Bank loans *(Note (i))*	34,097	46,698
Other loan *(Note (ii))*	230	150
	34,327	46,848
As at 30 September 2005, the borrowings were repayable as follows:		
Not wholly repayable within five years	-	-
Wholly repayable within five years	34,327	46,848
	34,327	46,848
Less: Amount repayable within one year	(27,252)	(46,848)
	7,075	-

Notes:

(i) The bank loans included (a) an amount of RMB10,000,000 (equivalent to approximately HK$9,434,000) which is unsecured, interest bearing at 6.696% per annum and repayable in June 2006; (b) an amount of RMB10,000,000 (equivalent to approximately HK$9,434,000) which is unsecured, interest bearing at 6.696% per annum and repayable in August 2006; (c) an amount of RMB8,643,000 (equivalent to approximately HK$8,154,000) which is unsecured, interest bearing at 5.742% per annum and repayable in June 2006; and (d) an amount of RMB7,500,000 (equivalent to approximately HK$7,075,000) which is unsecured, interest bearing at 5.742% per annum and repayable in December 2006.

(ii) The other loan is unsecured, interest free and repayable on demand.

13. Share Capital

	Number of shares		Total value	
	30 September 2005 ('000)	31 March 2005 ('000)	**30 September 2005 HK$'000**	31 March 2005 HK$'000
Authorised:				
Ordinary shares of HK$0.01 each				
At beginning of period/year	**30,000,000**	30,000,000	**300,000**	300,000
Capital reduction *(Note (a))*	**-**	-	**-**	(270,000)
Share subdivision *(Note (a))*	**-**	27,000,000	**-**	270,000
Share consolidation *(Note (a))*	**-**	(27,000,000)	**-**	-
At end of period/year	**30,000,000**	30,000,000	**300,000**	300,000
Issued and fully paid:				
Ordinary shares of HK$0.01 each				
At beginning of period/year	**882,937**	7,357,969	**8,829**	73,580
Capital reduction *(Note (a))*	**-**	-	**-**	(66,222)
Share consolidation *(Note (a))*	**-**	(6,622,172)	**-**	-
New issue of shares by way of private placement in November 2004 *(Note (b))*	**-**	147,140	**-**	1,471
At end of period/year	**882,937**	882,937	**8,829**	8,829

Notes:

(a) Pursuant to the resolutions passed by the shareholders of the Company at a special general meeting held on 3 May 2004, it was resolved that:

(i) the nominal value of all issued shares of the Company of HK$0.01 each was reduced by HK$0.009 each by canceling an equivalent amount of paid up capital per share so that the nominal value of each share was reduced from HK$0.01 to HK$0.001 ("Capital Reduction") resulting in the reduction of issued share capital of the Company by approximately HK$66,222,000 from HK$73,580,000 to HK$7,358,000. The credit arising from the Capital Reduction was credited to the contributed surplus account of the Company;

(ii) each authorised but unissued share was subdivided ("Share Subdivision") into 10 shares of HK$0.001 each;

(iii) every 10 shares of HK$0.001 each created from the Capital Reduction and Share Subdivision were consolidated into 1 consolidated share of HK$0.01 each ("Share Consolidation");

(iv) the credit standing to the share premium account of the Company was cancelled and the credit arising was credited to the contribution surplus account of the Company; and

(v) the amount which arise as a result of the Capital Reduction and credited to the contributed surplus account of the Company together with the balance already standing in the contributed surplus account of the Company was set off against the accumulated losses of the Company.

(b) On 30 November 2004, the Company announced that it had entered into a placing agreement with a placing agent. Pursuant to the placing agreement, the Company has conditionally agreed to place, through the placing agent on a fully underwritten basis, 147,140,000 placing shares to independent investors at a price of HK$0.045 per placing share. The placing shares were issued under the general mandate granted to the directors of the Company by resolution of the Company's shareholders passed at the annual general meeting of the Company held on 30 August 2004. The placing price of HK$0.045 represents (i) a discount of approximately 19.64% to the closing price of HK$0.056 per share as quoted on The Stock Exchange of Hong Kong Limited on 30 November 2004, being the last trading day of the announcement on 30 November 2004 and the date on which the terms of the placing is fixed; (ii) a discount of approximately 19.64% to the average of the closing price per share of HK$0.056 as quoted on The Stock Exchange of Hong Kong Limited for the last five trading days immediately prior to 30 November 2004. The net proceeds of approximately HK$6.4 million from the placing will be used for the repayment of short-term liabilities of approximately HK$3 million and payment for operating activities including rental expenses and staff salaries of approximately HK$3.4 million.

14. Post Balance Sheet Events

The following events occurred subsequent to the interim report date:

(a) On 9 December 2005, the Company entered into a convertible notes subscription agreement with a convertible notes subscriber ("CN Subscription"). Pursuant to the convertible notes subscription agreement, the convertible notes subscriber agreed to subscribe for the convertible notes ("Convertible Notes I") in an aggregate principal amount of HK$60,000,000. The net proceeds from the CN Subscription of approximately HK$57 million, will be used as to (i) approximately HK$50 million for the establishment by the Group of a new centre (i.e. not by the acquisition of an existing business) for the provision of health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services in Hong Kong; and (ii) the remaining balance of approximately HK$7 million will be used as general working capital for the Group.

(b) On 9 December 2005, the Company entered into a share subscription agreement with a share subscriber ("Share Subscription"). Pursuant to the share subscription agreement, the share subscriber agreed to subscribe for and the Company agreed to allot and issue 100,000,000 new shares for cash consideration at a subscription price of HK$0.038 each. The gross and net proceeds from the Share Subscription are approximately HK$3.8 million which will be used as general working capital for the Group.

(c) On 9 December 2005, the Company entered into a share placing agreement with a placing agent. Pursuant to the share placing agreement, the Company agreed to place, through the placing agent, 176,580,000 new shares at a price of HK$0.038 each. The gross and net proceeds from the share placing of approximately HK$6.7 million and HK$5.7 million respectively, will be used for the Group's general working capital.

(d) On 9 December 2005, the Company entered into a convertible notes placing agreement with a placing agent. Pursuant to the convertible notes placing agreement, the placing agent agreed to place, up to an aggregate principal amount of HK$60,000,000 convertible notes ("Convertible Notes II"). The net proceeds of approximately HK$55 million are expected to be applied towards the expansion of the Group's new centre for the provision of health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services established by application of the net proceeds from the CN Subscription, and the establishment of similar centres at other locations in Hong Kong. In the event that such expansion and establishment of the proposed new centres are not implemented, such net proceeds will be used as general working capital for the Group.

Further details of the above transactions are set out in the announcement of the Company dated 9 December 2005.

15. Approval of Interim Financial Report

The interim financial report was approved by the Board of Directors on 21 December 2005.

By Order of the Board
Chi Chi Hung, Kenneth
Chairman

Hong Kong, 21 December 2005

STARBOW HOLDINGS LIMITED
(星虹控股有限公司)*

(incorporated in Bermuda with limited liability)

(Stock Code: 397)

POSTPONEMENT OF DESPATCH OF CIRCULAR

Despatch of the circular and the notice of the Starbow SGM by Starbow to the Independent Starbow Shareholders regarding the (i) Share Subscription; (ii) CN Subscription; (iii) Whitewash Waiver; (iv) Share Placing; (v) CN Placing; (vi) proposed changed of name; (vii) refreshment of the Scheme Mandate Limit under Share Option Scheme will be postponed from 30 December 2005 to a date falling on or before 20 January 2006. The postponement in despatch of the circular and the notice of SGM is to facilitate the collation and compilation of further financial information to be included in the circular.

Reference is made to the joint announcement (the "Joint Announcement") made by the respective boards of directors of Starbow and Town Health dated 9 December, 2005 in relation to the (i) Share Subscription; (ii) CN Subscription; (iii) Whitewash Waiver; (iv) Share Placing; (v) CN Placing; (vi) proposed changed of name; (vii) refreshment of the Scheme Mandate Limit under Share Option Scheme. Terms used in this announcement shall have the same meanings as those defined in the Joint Announcement unless otherwise stated herein.

Pursuant to Rule 8.2 of the Takeovers Code, the circular and the notice of the Starbow SGM regarding the Transactions are required to be despatched by Starbow to the Independent Starbow Shareholders within 21 days after the date of the Joint Announcement issued on 9 December 2005 (i.e. 30 December 2005). The despatch of the circular and the notice of SGM of Starbow will be postponed from 30 December 2005 to a date falling on or before 20 January 2006. An application has been made to the Executive for consent pursuant to Rule 8.2 of the Takeovers Code to postpone the despatch of the circular and the notice of the Starbow SGM to a date on or before 20 January 2006. The postponement in despatch of the circular and the notice of the Starbow SGM is to facilitate the collation and compilation of further financial information to be included in the circular.

By order of the board of directors of
Starbow Holdings Limited
Chi Chi Hung, Kenneth
Chairman

Hong Kong, 29 December 2005

The Starbow Directors, jointly and severally, accept full responsibility for the accuracy of the information contained in this announcement, and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement, have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statements in this announcement misleading.

As at the date of this announcement, the Starbow Board comprises two executive directors, namely Mr. Chi Chi Hung, Kenneth and Mr. Wong Hin Shek, Hans and three independent non-executive directors namely Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lau Man Tak.

* *for identification purposes only*

"Please also refer to the published version of this announcement in China Daily."

STARBOW HOLDINGS LIMITED
(星虹控股有限公司)*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

DISCLOSURE IN RELATION TO AN ADVANCE TO AN ENTITY

As disclosed in the Company's 2005 Interim Report, as at 30 September 2005 an amount due from Shanghai Kaituo (Group) Co., Ltd. (上海凱托集團有限公司) (the "Debtor"), an independent third party of the Company and its connected persons (as defined under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited), of approximately HK$26,412,000 (the "Receivable") was due for repayment before the end of year 2005. The Receivable is unsecured and interest-free.

The Receivable is the uncollected outstanding balance of an aggregated amount of various advances made by the Company's subsidiary, Shanghai Kai Xiang Clothings Company Limited, to the Debtor and its subsidiaries and affiliated companies, on 31 March 2004 in accordance with a loan assignment agreement signed on 12 July 2004. Details of the aggregated amount and the loan assignment agreement were disclosed in the Company's announcement dated 6 August 2004.

As at the date of this announcement the Receivable remains outstanding and the Company is actively negotiating with the Debtor in relation to the recovery of the Receivable, though a repayment timetable has not been agreed. The Company considers that the amount to be fully recoverable, but in case of any matters arising in future that will affect the recoverability of the Receivable, the Company will consider making provision accordingly. The Board is not in a position to quantify the extent of the financial impact on the Group's consolidated financial results for the year ending 31 March 2006 at this time. The Company expects to announce the Group's consolidated financial results for the year ending 31 March 2006 in around July 2006.

At the date of this announcement, the Board comprises two Executive Directors, namely Mr. Chi Chi Hung, Kenneth and Mr. Wong Hin Shek, Hans and three Independent Non-executive Directors namely Mr. Chan Chi Yuen, Mr. Chun Jay and Mr. Lau Man Tak.

By order of the board
Starbow Holdings Limited
Chi Chi Hung, Kenneth
Chairman

Hong Kong, 12 January 2006

* *for identification purposes only*

"Please also refer to the published version of this announcement in China Daily."

STARBOW HOLDINGS LIMITED
(星虹控股有限公司)*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting of Starbow Holdings Limited (the "**Company**") will be held at Room 3503, 35th Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong on 13 February 2006 at 10:00 a.m., for the purpose of considering and, if thought fit, passing, with or without modification, the following resolutions:

ORDINARY RESOLUTIONS

1. "**THAT** the CN Subscription Agreement (as defined and described in the circular of the Company dated 20 January 2006 ("**Circular**")), a copy of which is produced to the Meeting marked "A" and signed by the chairman of the Meeting for the purpose of identification, and the transactions contemplated in or incidental to the CN Subscription Agreement be and are hereby approved, confirmed and ratified; and the directors and the secretary of the Company or any of them be and are hereby authorised on behalf of the Company:

   A. to sign, seal, execute, perfect and deliver all such documents and do all such deeds, acts, matters and things as they may in their discretion consider necessary or desirable for the purpose of or in connection with the implementation of the CN Subscription Agreement and all transactions contemplated thereunder;

   B. subject to the completion of the CN Subscription Agreement, to issue the convertible notes in the aggregate principal amount of HK$60,000,000 to be issued by the Company to the Top Act Group Limited ("**Convertible Notes I**") in accordance with the terms of the CN Subscription Agreement, the Convertible Notes I to be issued subject to and having the terms and conditions attaching thereto;

   C. to allot and issue such number of new ordinary share ("**Share**") in the capital of the Company upon conversion of all or any part of the Convertible Notes I in accordance with the terms and connections attaching thereto, such new Shares to be issued credited as fully paid and ranking pari passu in all respects with all Shares then in issue;

   D. to exercise or enforce all of the rights of the Company under the CN Subscription Agreement;

   E. to complete the CN Subscription Agreement in accordance with its terms."

2. "**THAT** the Share Subscription Agreement (as defined and described in the Circular), a copy of which is produced to the Meeting marked "B" and signed by the Chairman of the Meeting for the purpose of identification, and the transactions contemplated in or incidental to the Share Subscription Agreement be and are hereby approved, confirmed and ratified; and the directors and the secretary of the Company or any of them be and are hereby authorised on behalf of the Company:

   A. to sign, seal, execute, perfect and deliver all such documents and do all such deeds, acts, matters and things as they may in their discretion consider necessary or desirable for the purpose of or in connection with the implementation of the Share Subscription Agreement and all transactions contemplated thereunder;

   B. subject to completion of the Share Subscription Agreement, to allot and issue such number of new Shares as is determined in accordance with the terms of, and in satisfaction of the consideration payable by the Company under the Share Subscription Agreement, such new Shares to be issued credited as fully paid and ranking pari passu in all respects with all Shares then in issue;

   C. to exercise or enforce all of the rights of the Company under the Share Subscription Agreement; and

   D. to complete the Share Subscription Agreement in accordance with its terms."

3. "**THAT** subject to and conditional upon the passing of the ordinary resolution number 1 as set out in the notice convening the Meeting, the CN Placing Agreement (as defined and described in the Circular), a copy of which is produced to the Meeting marked "C" and signed by the Chairman of the Meeting for the purpose of identification, and the transactions contemplated in or incidental to the CN Placing Agreement be and are hereby approved, confirmed and ratified; and the directors and the secretary of the Company or any of them be and are hereby authorised on behalf of the Company:

   A. to sign, seal, execute, perfect and deliver all such documents and do all such deeds, acts, matters and things as they may in their discretion consider necessary or desirable for the purpose of or in connection with the implementation of the CN Placing Agreement and all transactions contemplated thereunder;

   B. subject to the completion of the CN Placing Agreement, to issue the convertible notes up to the aggregate principal amount of HK$60,000,000 to be issued by the Company and to be placed by Kingston Securities Limited ("**Convertible Notes II**") in accordance with the terms of the CN Placing Agreement, the Convertible Notes II to be issued subject to and having the terms and conditions attaching thereto;

   C. to allot and issue such number of new Share upon conversion of all or any part of the Convertible Notes II in accordance with the terms and conditions attaching thereto, such new Shares to be issued credited as fully paid and ranking pari passu in all respects with all Shares then in issue;

   D. to exercise or enforce all of the rights of the Company under the CN Placing Agreement;

   E. to complete the CN Placing Agreement in accordance with its terms."

4. "**THAT** the waiver ("**Whitewash Waiver**") granted or to be granted by the executive director ("**Executive**") of the Corporate Finance Division of the Securities and Futures Commission of Hong Kong (or any delegate of the Executive) in accordance with Note 1 on Dispensations from Rule 26 of the Hong Kong Code on Takeovers and Mergers in respect of the obligation of Central View International Limited and Top Act Group Limited (together the "**Subscribers**") and parties acting in concert with it to make a mandatory general offer to the shareholders of the Company for the issued Shares not already owned or agreed to be acquired by the Subscribers and parties acting in concert with each of them as a result of any issue or allotment pursuant to the application(s)

* *for identification purposes only*

made by the Subscribers and parties acting in concert with each of them and/or fulfillment of obligations under the Share Subscription Agreement and/or the CN Subscription Agreement be and is hereby approved and that the Directors be and are hereby authorised to do all things and acts and sign all documents which they consider desirable or expedient to implement and/or give effect to any matters relating to or in connection with the Whitewash Waiver."

5. "**THAT** subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting the approval of the listing of, and permission to deal in, the Shares to be issued pursuant to the exercise of options which may be granted under the New Scheme Limit (as defined below), the refreshment of the scheme limit of the Company's share option scheme adopted on 17 November 2003, up to 10 per cent. of the number of Shares in issue as at the date of passing this resolution ("**New Scheme Limit**") be and is hereby approved and any director of the Company be and is hereby authorised to do such act and execute such document to effect the New Scheme Limit."

SPECIAL RESOLUTION

6. "**THAT**, the name of the Company be changed to "Town Health Medical Technology Holdings Company Limited" and subject to the new English name of the Company becoming effective, "康健醫療科技控股有限公司" be adopted as its new Chinese name for identification purposes only; and the directors of the Company be and are hereby authorised to do all such acts, deeds and things as they may, in their absolute discretion, deem fit in order to effect such change of name."

By the order of the Board
Starbow Holdings Limited
Chi Chi Hung, Kenneth
Chairman

Hong Kong, 20 January 2006

Notes:

1. Every member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

2. In order for such appointment to be valid, the form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of authority, must be deposited at the Company's share registrar in Hong Kong, Tengis Limited, at Level 25, Three Pacific Place, 1 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for the holding of the above meeting or any adjournment thereof.

3. At the date of this notice, the board of the directors of the Company comprises two executive Directors, namely Mr. Chi Chi Hung, Kenneth and Mr. Wong Hin Shek, Hans, and three independent non-executive Directors namely Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lau Man Tak.

"Please also refer to the published version of this announcement in China Daily."

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer, registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Starbow Holdings Limited (星虹控股有限公司*), you should at once hand this circular and the enclosed form of proxy to the purchaser or transferee or to the bank, licensed securities dealer, registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

STARBOW HOLDINGS LIMITED
星虹控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

(1) SUBSCRIPTION OF CONVERTIBLE NOTES;
(2) SUBSCRIPTION OF NEW SHARES;
(3) THE WHITEWASH WAIVER;
(4) PLACING OF NEW SHARES;
(5) PLACING OF CONVERTIBLE NOTES;
(6) PROPOSED CHANGE OF NAME;
AND
(7) REFRESHMENT OF THE SCHEME MANDATE LIMIT

Financial adviser to Starbow Holdings Limited

KINGSTON CORPORATE FINANCE LIMITED

Placing Agent to the Placing of New Shares and Convertible Notes

KINGSTON SECURITIES LIMITED

Independent financial adviser to the independent board committee of Starbow Holdings Limited

TIS Securities (HK) Limited

A notice convening a special general meeting of Starbow Holdings Limited to be held at Room 3503, 35th Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong on 13 February 2006 at 10:00 a.m. is set out on pages 115 to 118 of this circular. A form of proxy for use at the special general meeting is also enclosed. Such form of proxy is also published on the website of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk).

Whether or not you are able to attend the SGM, please complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the Company's branch share registrar in Hong Kong, Tengis Limited, at Level 25, Three Pacific Place, 1 Queen's Road East, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the SGM or any adjournment thereof. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting if they so wish.

20 January 2006

* *for identification purposes only*

CONTENTS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"Announcement"	the announcement of Starbow dated 9 December 2005 in relation to, among other things, (i) the CN Subscription; (ii) the Whitewash Waiver; (iii) the Share Subscription; (iv) the Share Placing; (v) the CN Placing; (vi) the proposed change of Company's name; and (vii) the refreshment of the Scheme Mandate Limit
"associate"	has the meaning ascribed to it under the Listing Rules
"Broad Idea"	Broad Idea International Limited is the controlling shareholder of Town Health holding 51% of its issued share capital
"business day"	a day on which banks in Hong Kong are open for general business other than a Saturday or Sunday or a day on which a black rainstorm warning or tropical cyclone warning signal number 8 or above is hoisted in Hong Kong at any time between 9:00 a.m. and 12:00 noon and is not lowered at or before 12:00 noon
"Business Condition"	the establishment of a centre for carrying on the health check, advanced diagnostic imaging services, day care observation services and medical laboratory related businesses by Starbow
"Bye-laws"	the bye-laws of the Company (as amended from time to time)
"Call Notice"	a written notice given by Starbow upon satisfaction of the Business Condition at any time up to the first anniversary of the date of fulfilling the conditions of the CN Placing Agreement to the Placing Agent to procure subscribers or itself to subscribe for the balance of the Convertible Notes II (if any) which are not yet placed by the Placing Agent under the CN Placing Agreement, up to a maximum amount of HK$12,000,000
"Company" or "Starbow"	Starbow Holdings Limited, a company incorporated in Bermuda with limited liability, whose shares are listed on the Main Board of the Stock Exchange

"CN Placing"	the placing by Starbow, through the Placing Agent, of the Convertible Notes II of an aggregate principal amount up to HK$60,000,000 under the CN Placing Agreement
"CN Placing Agreement"	the agreement dated 9 December 2005 entered into between Starbow and the Placing Agent in relation to the placing of the Convertible Notes II of a principal amount up to HK$60,000,000
"CN Subscriber" or "Top Act"	Top Act Group Limited, a company incorporated in the British Virgin Islands with limited liability and is an indirect wholly-owned subsidiary of Town Health
"CN Subscription"	the subscription of the Convertible Notes I by the CN Subscriber pursuant to the CN Subscription Agreement
"CN Subscription Agreement"	the agreement dated 9 December 2005 entered into between the CN Subscriber and Starbow in relation to the subscription of the Convertible Notes I by Top Act
"connected person(s)"	has the meaning ascribed thereto in the Listing Rules or, as the case may be, the GEM Listing Rules
"Conversion Shares"	new Shares falling to be allotted and issued upon exercise of the conversion rights attaching to any of the Convertible Notes
"Convertible Notes"	collectively, the Convertible Notes I and the Convertible Notes II
"Convertible Notes I"	convertible notes in the aggregate principal amount of HK$60,000,000 to be issued by Starbow to the CN Subscriber under the CN Subscription Agreement
"Convertible Notes II"	convertible notes up to a maximum aggregate principal amount of HK$60,000,000 to be issued by Starbow and to be placed by the Placing Agent under the CN Placing Agreement
"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any of his delegates
"GEM"	the Growth Enterprise Market of the Stock Exchange

"General Mandate"	the mandate granted to the Starbow Directors at the annual general meeting of Starbow held on 23 August 2005 to issue and allot new Shares under which the Starbow Directors are, as at the Latest Practicable Date, authorised to issue and allot up to an aggregate of 176,587,370 new Shares
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Starbow Shareholders"	shareholders of Starbow who are not interested or involved in the Share Subscription, the CN Subscription, the CN Placing, the Share Placing and the Whitewash Waiver
"Independent Board Committee"	an independent committee of the Board comprising all the independent non-executive directors of the Company, namely, Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lau Man Tak
"Independent Town Health Shareholders"	shareholders of Town Health who are not interested or involved in the CN Subscription, being shareholders of Town Health other than Broad Idea and its associates
"Last Trading Day"	4 November 2005, being the last trading day prior to the suspension of trading in the Shares before the date of the Announcement
"Latest Practicable Date"	17 January 2006, being the latest practicable date for ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Option(s)"	share option(s) granted by the Company on 11 November 2004 under the Share Option Scheme
"Placing Agent" or "Kingston Securities"	Kingston Securities Limited, a licensed corporation to carry out business in Type 1 (dealing in securities) regulated activity under the SFO
"Placing Shares"	the 176,580,000 Shares to be placed pursuant to the Share Placing Agreement

"Scheme Mandate Limit"	the total number of Shares which may be issued upon exercise of all options to be granted under the Share Option Scheme which must not in aggregate exceed 10% of the issued share capital of the Company as at the date of approval of the Share Option Scheme
"SFC"	the Securities and Futures Commission of Hong Kong
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"SGM"	a special general meeting of the Company to be held at Room 3503, 35th Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong on 13 February 2006 at 10:00 a.m., to consider and, if appropriate, to approve the resolutions contained in the notice of the SGM which is set out on pages 115 to 118 of this circular, or any adjournment thereof
"Shareholder(s)"	holder(s) of the Share(s)
"Shares"	shares of a par value of HK$0.01 in the share capital of Starbow
"Share Optionholders"	holder(s) of the options under Share Option Scheme
"Share Option Scheme"	the share option scheme adopted by Starbow on 17 November 2003
"Share Placing"	the placing of the Placing Shares pursuant to the Share Placing Agreement
"Share Placing Agreement"	the agreement dated 9 December 2005 entered into between Starbow and the Placing Agent pursuant to which Starbow conditionally agreed to place, through the Placing Agent on a best effort basis, up to 176,580,000 new Shares

"Share Subscriber" or "Central View"	Central View International Limited, a company incorporated in the British Virgin Islands with limited liability which is wholly-owned by Ms. Choi Ka Yee, Crystal. Ms. Choi Ka Yee, Crystal, the sole director of Central View, is a daughter of Dr. Francis Choi Chee Ming. Dr. Francis Choi Chee Ming and Mr. Cho Kwai Chee own 49.9% and 50.1% beneficial interest in Broad Idea International Limited, respectively. Therefore, Ms. Choi Ka Yee, Crystal being an associate of the substantial shareholder of Town Health, is a connected person of Town Health. She is being proposed to be appointed as an executive director of Starbow
"Share Subscription"	the subscription for the Subscription Shares pursuant to the Share Subscription Agreement
"Share Subscription Agreement"	the agreement dated 9 December 2005 entered into between Starbow and the Share Subscriber pursuant to which Starbow conditionally agreed to allot and issue to the Share Subscriber 100,000,000 new Shares for cash at a price of HK$0.038 each
"Starbow Board" or "Board"	the board of Starbow Directors
"Starbow Director(s)" or "Directors"	the director(s) of Starbow
"Starbow Group"	Starbow and its subsidiaries
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscribers"	collectively, the Share Subscriber and the CN Subscriber
"Subscription Share(s)"	the 100,000,000 new Shares to be issued pursuant to the Share Subscription Agreement
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"TIS" or "IFA"	TIS Securities (H.K.) Limited, a licensed corporation to carry on business in Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), and Type 6 (advising on corporate finance) regulated activities under the SFO

"Town Health"	Town Health International Holdings Company Limited, a company incorporated in the Cayman Islands with limited liability, whose shares are listed on GEM
"Town Health Directors"	the directors of Town Health
"Town Health EGM"	an extraordinary general meeting of Town Health to be convened to approve, among other things, the CN Subscription
"Whitewash Waiver"	the whitewash waiver for which has been applied by the Subscribers to the Executive for waiving the obligation of the Subscribers and parties acting in concert with each of them to extend a general offer to acquire the issued Shares (excluding the Shares which are owned by the Subscribers and parties acting in concert with each of them) under Rule 26 of the Takeovers Code arising from the acquisition of the Conversion Shares as a result of the exercise of the conversion rights attached to the Convertible Notes I by the CN Subscriber or such exercise together with the Share Subscription
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

STARBOW HOLDINGS LIMITED
星虹控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

Executive Directors:
Mr. Chi Chi Hung, Kenneth *(Chairman)*
Mr. Wong Hin Shek, Hans

Independent non-executive Directors:
Mr. Chun Jay
Mr. Chan Chi Yuen
Mr. Lau Man Tak

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal Place of Business in Hong Kong:
Unit 905, 9/F
Asia Orient Tower
Town Place
33 Lockhart Road
Wanchai
Hong Kong

20 January 2006

To the Shareholders and Share Optionholders (for information only)

Dear Sir or Madam,

(1) SUBSCRIPTION OF CONVERTIBLE NOTES;
(2) SUBSCRIPTION OF NEW SHARES;
(3) THE WHITEWASH WAIVER;
(4) PLACING OF NEW SHARES;
(5) PLACING OF CONVERTIBLE NOTES;
(6) PROPOSED CHANGE OF NAME;
AND
(7) REFRESHMENT OF THE SCHEME MANDATE LIMIT

INTRODUCTION

On 9 December 2005, the Directors announced that Starbow had entered into (i) the CN Subscription Agreement with Top Act in relation to the CN Subscription; (ii) the Share Subscription Agreement with Central View in relation to the Share Subscription; (iii) the Share Placing Agreement with the Placing Agent in relation to the Share Placing; and (iv) the CN Placing Agreement with the Placing Agent in relation to the CN Placing.

Pursuant to the CN Subscription Agreement, the CN Subscriber agreed to subscribe for the Convertible Notes I in an aggregate principal amount of HK$60,000,000. At the initial conversion price of HK$0.041 per Share, upon exercise in full of the conversion

* *for identification purposes only*

rights attached to the Convertible Notes I to be issued under the CN Subscription Agreement, an aggregate of 1,463,414,634 new Shares would fall to be issued by Starbow, which would represent (i) approximately 165.74 % of the existing issued share capital of Starbow comprising 882,936,853 Shares as at the Latest Practicable Date; and (ii) approximately 62.37% of the issued share capital of Starbow as enlarged by the issue of such Conversion Shares.

Pursuant to the Share Subscription Agreement, the Share Subscriber agreed to subscribe for and Starbow agreed to allot and issue 100,000,000 new Shares for cash consideration at a subscription price of HK$0.038 each. The 100,000,000 Subscription Shares represent (i) approximately 11.33% of the existing issued share capital of Starbow comprising 882,936,853 Shares as at the Latest Practicable Date; and (ii) approximately 10.17% of Starbow's issued share capital as enlarged by the issue of the Subscription Shares. The Subscribers and parties acting in concert with each of them will hold more than 30% of the issued share capital of Starbow as so enlarged as a result of the exercise of the conversion rights attached to the Convertible Notes I or such exercise together with the Share Subscription and therefore are obliged to make a mandatory general offer for all the issued Shares (not already owned or agreed to be acquired by the Subscribers and parties acting in concert with them) under Rule 26 of the Takeovers Code. Pursuant to Note 10 to Rule 26.1 of the Takeovers Code, the acquisition of convertible securities does not give rise to an obligation on the part of the CN Subscriber to make a general offer but the exercise of the conversion rights attached to the Convertible Notes I will be considered to be an acquisition of voting rights for the purpose of the Rule 26 of the Takeovers Code. As a result, the Subscribers and parties acting in concert with each of them may hold more than 30% of the issued share capital of Starbow. An application has been made by the Subscribers to the Executive for the Whitewash Waiver, which, if granted, would be subject to the approval of the Independent Starbow Shareholders on a vote taken by way of poll. If the Whitewash Waiver is granted and approved by the Independent Starbow Shareholders, the obligation of the Subscribers and parties acting in concert with each of them to make a mandatory general offer under Rule 26 of the Takeovers Code will be waived. The Executive has indicated that the Whitewash Waiver will be granted, subject to the approval of the Independent Starbow Shareholders by way of a poll at the SGM. If the condition of the Whitewash Waiver is not fulfilled, the CN Subscription Agreement and the Share Subscription Agreement will lapse and the CN Subscriber and the Share Subscriber will not respectively proceed with the CN Subscription and the Share Subscription.

Pursuant to the Share Placing Agreement, Starbow agreed to place, through the Placing Agent on a best effort basis, 176,580,000 new Shares at a price of HK$0.038 each.

Pursuant to the CN Placing Agreement, the Placing Agent agreed to place, on a best effort basis, up to an aggregate principal amount of HK$60,000,000 Convertible Notes II. At any time up to the 1st anniversary of the date of fulfilling the conditions of the CN Placing Agreement, the Placing Agent can at any time by written notice call for Starbow to issue Convertible Notes II up to an aggregate principal amount of HK$60,000,000, within 5 business days from the date of receipt of such notice. Each call shall not be less than HK$1,000,000. Following the satisfaction of the Business Condition, Starbow can at any

time up to the first anniversary of the date of fulfilling the conditions of the CN Placing Agreement give the Call Notice to the Placing Agent for the Placing Agent to procure subscribers or itself, on a fully underwritten basis, to subscribe for the balance of the Convertible Notes II not yet placed, up to a maximum amount of HK$12,000,000, to be completed within 10 business days of the Call Notice provided that if the Placing Agent shall give notice to Starbow within 8 business days after issue of the Call Notice on the ground of force majeure.

Starbow also proposed to seek its Shareholders' approval regarding refreshment of the 10% limit on the grant of options under the Share Option Scheme which is based on the existing share capital of Starbow as at the date of SGM.

The Starbow Board proposes to put forward at the SGM a resolution to change the name of Starbow from "Starbow Holdings Limited" to "Town Health Medical Technology Holdings Company Limited". It is also proposed that subject to the new English name of Starbow becoming effective, the Company will adopt "康健醫療科技控股有限公司" as its new Chinese name for identification purposes only.

Three independent non-executive Directors, namely Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lau Man Tak, were appointed to form the Independent Board Committee to advise the Independent Starbow Shareholders in respect of the (i) CN Subscription; (ii) Share Subscription; (iii) Whitewash Waiver; and (iv) CN Placing. TIS has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Starbow Shareholders in relation to the (i) Share Subscription; (ii) CN Subscription; (iii) Whitewash Waiver; and (iv) CN Placing. The appointment of TIS as the independent financial adviser has been approved by the Independent Board Committee.

The purpose of this circular is to provide the Shareholders and Share Optionholders (for information only) with information in respect of the resolutions to be proposed at the SGM for the (i) CN Subscription; (ii) Share Subscription; (iii) the Whitewash Waiver; (iv) Share Placing; (v) CN Placing; (vi) proposed change of name; and (vii) refreshment of the Scheme Mandate Limit under the Share Option Scheme.

In addition, this circular also gives notice of the SGM at which the above-mentioned resolutions are to be proposed.

CN SUBSCRIPTION AGREEMENT

On 9 December 2005, Starbow and the CN Subscriber entered into the conditional CN Subscription Agreement pursuant to which Starbow agreed to issue and the CN Subscriber agreed to subscribe for the Convertible Notes I of an aggregate principal amount of HK$60,000,000.

Conversion Shares falling to be issued upon exercise in full of the conversion rights attached to the Convertible Notes I

At the initial conversion price of HK$0.041 per Share, upon exercise in full of the conversion rights attached to the Convertible Notes I, an aggregate of 1,463,414,634 new Shares would fall to be issued by Starbow, which would represent (i) approximately 165.74% of the existing issued share capital of Starbow comprising 882,936,853 Shares as at the Latest Practicable Date; and (ii) approximately 62.37% of the issued share capital of Starbow as enlarged by the issue of such Conversion Shares.

The Conversion Shares falling to be issued upon exercise of the conversion rights attached to the Convertible Notes I will, when issued, rank pari passu with all other Shares then in issue and entitled to receive all future dividends and distributions which are declared.

Conversion Price

The initial conversion price of HK$0.041 per Share was determined after arm's length negotiations between the Company and the CN Subscriber with reference to, among other things, the performance of the Shares' price before the date of the CN Subscription Agreement.

Details of the initial conversion price are set out under the section headed "Principal terms of the Convertible Notes" below.

Conditions of the CN Subscription Agreement

Completion of the CN Subscription is conditional upon:

(1) the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the Conversion Shares falling to be allotted and issued upon exercise of the conversion rights attached to the Convertible Notes I;

(2) the passing by the Independent Starbow Shareholders at the SGM of an ordinary resolution by way of poll approving the CN Subscription Agreement and the transactions contemplated thereunder including but not limited to the issue of the Convertible Notes I and the allotment and issue of the relevant Conversion Shares;

(3) the passing by the Independent Starbow Shareholders at the SGM of an ordinary resolution by way of poll approving the Whitewash Waiver; and the granting of the Whitewash Waiver by the Executive in accordance with the Takeovers Code;

(4) the granting by the Bermuda Monetary Authority its permission for the issue and free transferability of the Convertible Notes I and the Conversion Shares, or if no such permission is necessary, a legal advice issued by the Bermuda legal counsel of Starbow confirming the same;

(5) the passing by the Independent Town Health Shareholders at the Town Health EGM of an ordinary resolution by way of poll approving the CN Subscription Agreement and the transactions contemplated thereunder; and

(6) no event having occurred or occurring which would terminate the CN Subscription Agreement.

The conditions set out above cannot be waived by Starbow or the CN Subscriber.

In the event that the above conditions are not fulfilled on or before the date falling 60 days from the date of the CN Subscription Agreement (or such other later date as may be agreed between the CN Subscriber and Starbow), the CN Subscription Agreement shall lapse and become null and void and the parties thereto shall be released from all obligations thereunder, save for any liability arising out of any antecedent breaches thereof.

The CN Subscription Agreement is not conditional upon completion of the Share Placing, the Share Subscription or the CN Placing.

Completion

The CN Subscription is to be completed on or before the fourth business day after satisfaction of the above-mentioned conditions (or such later date as may be agreed amongst the parties hereto).

As at the Latest Practicable Date, the CN Subscriber has no intention, and there is no agreement, arrangement or understanding, to transfer the Convertible Notes I to any other parties.

Use of proceeds

The gross and net proceeds from the CN Subscription will be approximately HK$60 million and HK$57 million, respectively. Out of the net proceeds of HK$57 million, (i) about HK$50 million will be used for the establishment by the Starbow Group of a new centre (i.e. not by the acquisition of an existing business) for the provision of health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services in Hong Kong; and (ii) the remaining balance of about HK$7 million will be used as general working capital for the Starbow Group.

SHARE SUBSCRIPTION AGREEMENT

On 9 December 2005, Starbow and the Share Subscriber entered into the Share Subscription Agreement pursuant to which the Share Subscriber agreed to subscribe for and Starbow agreed to allot and issue 100,000,000 new Shares for cash consideration at a subscription price of HK$0.038 each.

Subscription Shares

The 100,000,000 Subscription Shares represent (i) approximately 11.33% of the existing issued share capital of Starbow comprising 882,936,853 Shares as at the Latest Practicable Date; and (ii) approximately 10.17% of Starbow's issued share capital as enlarged by the issue of the Subscription Shares.

The Subscription Shares when issued will rank pari passu with all other Shares then in issue. Holders of the Subscription Shares will be entitled to receive all future dividends and distributions which are declared, made or paid on or after the date of issue of the Subscription Shares. The Share Subscriber confirmed that the Subscription Shares will be held by itself and the Share Subscriber has no intention, and there is no agreement, arrangement or understanding, to transfer the Subscription Shares to any other persons.

Share Subscription Price

The initial price of HK$0.038 per Share was determined after arm's length negotiations between the Company and the Share Subscriber with reference to, among other things, the performance of the Shares' price before the date of the Share Subscription Agreement.

The subscription price of HK$0.038 per Share represents:

- a discount of approximately 19.15% to the closing price of HK$0.047 per Share as quoted on the Stock Exchange on 4 November 2005, being the Last Trading Day;
- a discount of approximately 12.44% to the average closing price of HK$0.0434 per Share as quoted on the Stock Exchange over the last five trading days up to and including the Last Trading Day; and
- a discount of approximately 63.11% to the closing price of HK$0.103 per Shares as quoted on the Stock Exchange as at the Latest Practicable Date.

Conditions

Completion of the Share Subscription is conditional upon:

(1) the Listing Committee of the Stock Exchange having granted approval for the listing of, and permission to deal in, the Subscription Shares;

(2) the passing by the Independent Starbow Shareholders at the SGM of ordinary resolutions by way of poll approving the Share Subscription Agreement, the issue of the Subscription Shares, and the transactions contemplated thereunder;

(3) the passing by the Independent Starbow Shareholders at the SGM of ordinary resolutions by way of poll approving the Whitewash Waiver and the granting of the Whitewash Waiver by the Executive in accordance with the Takeovers Code; and

(4) no event having occurred or occurring which would terminate the Share Subscription Agreement.

The conditions set out above cannot be waived by Starbow or the Share Subscriber.

In the event that the above conditions are not fulfilled on or before the date falling 60 days from the date of the Share Subscription Agreement (or such other later date as may be agreed between the Share Subscriber and Starbow), the Share Subscription Agreement shall lapse and become null and void and the parties thereto shall be released from all obligations thereunder, save for any liability arising out of any antecedent breaches thereof.

Completion

The Share Subscription is to be completed on or before the third business day after satisfaction of the above-mentioned conditions (or such later date as may be agreed amongst the parties hereto).

Use of proceeds

The aggregate gross and net proceeds from the Share Subscription of approximately HK$3.8 million which will be used as general working capital for the Starbow Group.

INFORMATION ON STARBOW

Starbow is a company incorporated in Bermuda with limited liability and the Shares are listed on the Main Board of the Stock Exchange. The Starbow Group is principally engaged in the manufacture and sales of garment in the PRC.

The audited consolidated net loss before and after taxation and extraordinary items of Starbow for the financial year ended 31 March 2005 were approximately HK$28.76 million and HK$28.77 million respectively. The audited consolidated net profit before and after taxation and extraordinary items of Starbow for the financial year ended 31 March 2004 were approximately HK$122,000 and HK$96,000 respectively. As at 31 March 2005, the audited consolidated net asset of Starbow Group was approximately HK$20.81 million.

The unaudited consolidated net loss before and after taxation and extraordinary items of Starbow for the six months ended 30 September 2005 were approximately HK$5.446 million and HK$5.454 million, respectively. The unaudited consolidated net loss before and after taxation and extraordinary items of Starbow for the six months ended 30 September 2004 were approximately HK$16.497 million. As at 30 September 2005, the unaudited consolidated net asset of Starbow Group was approximately HK$15.36 million.

TAKEOVERS CODE IMPLICATIONS ON THE SUBSCRIBERS AND THE WHITEWASH WAIVER

Assuming (i) completion of the Share Placing; and (ii) completion of the Share Subscription, the Share Subscriber will be interested in 100,000,000 Shares representing 8.62% of the issued share capital of Starbow as enlarged by the issue of the Placing Shares and the Subscription Shares (assuming that none of the conversion rights attached to the Convertible Notes I and Convertible Notes II are exercised).

Assuming (i) completion of the Share Subscription; (ii) completion of the Share Placing; and (iii) full exercise of the conversion rights attached to the Convertible Notes I, the Subscribers and parties acting in concert with each of them will be interested in a total of 1,563,414,634 Shares, representing approximately 59.60% of the issued share capital of Starbow as enlarged by the issue of the Placing Shares, the Subscription Shares and the Conversion Shares issued upon exercise of the conversion rights attached to the Convertible Notes I (assuming that none of the conversion rights attached to the Convertible Notes II are exercised).

Assuming (i) no completion of the Share Subscription; (ii) completion of the Share Placing; and (iii) full exercise of the conversion rights attached to the Convertible Notes I, the CN Subscriber and parties acting in concert with it will be interested in 1,463,414,634 Shares, representing approximately 58.00% of the issued share capital of Starbow as enlarged by the issue of the Placing Shares and the Conversion Shares issued upon exercise of the conversion rights attached to the Convertible Notes I (assuming that none of the conversion rights attached to the Convertible Notes II are exercised).

Assuming (i) completion of the Share Subscription; (ii) no completion of the Share Placing; and (iii) full exercise of the conversion rights attached to the Convertible Notes I, the Subscribers and parties acting in concert with each of them will be interested in a total of 1,563,414,634 Shares, representing approximately 63.91% of the issued share capital of Starbow as enlarged by the issue of the Subscription Shares and the Conversion Shares issued upon exercise of the conversion rights attached to the Convertible Notes I (assuming that none of the conversion rights attached to the Convertible Notes II are exercised).

As a result, the Subscribers and parties acting in concert with each of them will hold more than 30% of the issued share capital of Starbow as so enlarged as a result of the exercise of the conversion rights attached to the Convertible Notes I or such exercise together with the Share Subscription and therefore are obliged to make a mandatory general offer for all the issued Shares (not already owned or agreed to be acquired by the Subscribers and parties acting in concert with each of them) under Rule 26 of the Takeovers Code.

Pursuant to Note 10 to Rule 26.1 of the Takeovers Code, the acquisition of convertible securities does not give rise to an obligation on the part of the CN Subscriber to make a general offer but the exercise of the conversion rights attached to the Convertible Notes I will be considered to be an acquisition of voting rights for the purpose of Rule 26 of the Takeovers Code. The Subscribers and parties acting in concert with each of them may hold more than 30% of the issued share capital of Starbow upon exercise of the conversion rights attached to the Convertible Notes I by the CN Subscriber or such exercise together with the Share Subscription. An application has been made by the Subscribers to the Executive for the Whitewash Waiver and the Executive has indicated that the Whitewash Waiver will be granted, subject to the approval of the Independent Starbow Shareholders on a vote taken by way of poll. If the Whitewash Waiver is granted and approved by the Independent Starbow Shareholders, the obligation of the Subscribers and parties acting in concert with each of them to make a mandatory general offer under Rule 26 of the Takeovers

Code will be waived. **Given that upon full exercise of the conversion rights attached to the Convertible Notes I and completion of the Share Subscription, the Subscribers and parties acting in concert with each of them will hold more than 50% of the voting rights of the Starbow, the Subscribers and parties acting in concert with each of them may increase their shareholdings in Starbow without incurring any further obligation of Rule 26 under the Takeovers Code to make a general offer after the exercise of the conversion rights attached to the Convertible Notes I.** If the Whitewash Waiver is not approved, the CN Subscription Agreement and the Share Subscription Agreement will lapse and the CN Subscriber and the Share Subscriber will not respectively proceed with the CN Subscription and the Share Subscription.

Save for the Share Subscription Agreement, none of the Subscribers and parties acting in concert with each of them is interested in any Shares or has dealt in the Shares during the past 6 months preceding the date of the Share Subscription Agreement and the CN Subscription Agreement.

SHARE PLACING AGREEMENT

On 9 December, 2005, Starbow and the Placing Agent entered into the Share Placing Agreement, pursuant to which Starbow conditionally agreed to place, through the Placing Agent, 176,580,000 new Shares at a price of HK$0.038 each.

Placing agent

Kingston Securities Limited is the placing agent for the Share Placing, which is to be made on a best effort basis, and will receive a placing commission of 2.5% of the gross proceeds of the Share Placing.

The Placing Agent and its ultimate beneficial owners are not connected persons (as defined in Listing Rules) of Starbow and are independent of and not connected with Starbow and its connected persons (as defined in the Listing Rules).

Placees

The Placing Agent shall procure not fewer than six placees, each of whom and whose ultimate beneficial owners (i) are not connected persons (as defined in the Listing Rules) of Starbow; and (ii) are independent of and not connected with Starbow, the Share Subscriber or the CN Subscriber or their respective connected persons (as defined in the Listing Rules and/or the GEM Listing Rules).

Placing Shares

The 176,580,000 Placing Shares represent (i) approximately 20% of the existing issued share capital of Starbow comprising 882,936,853 Shares as at the Latest Practicable Date; and (ii) approximately 16.67% of the issued share capital of Starbow as enlarged by the issue of Placing Shares.

The Placing Shares will be issued under the General Mandate. Under the General Mandate, the Starbow Directors are authorised to allot and issue up to 176,587,370 new Shares. As at the Latest Practicable Date, the General Mandate remained unutilised.

The Placing Shares when issued will rank pari passu with all other Shares then in issue. Holders of the Placing Shares will be entitled to receive all future dividends and distributions which are declared, made or paid on or after the date of issue of the Placing Shares.

Placing price

The placing price per Placing Share of HK$0.038 represents (i) a discount of approximately 19.15% to the closing price of HK$0.047 per Share quoted on the Stock Exchange on the Last Trading Day; (ii) a discount of approximately 12.44% to the average closing price of approximately HK$0.0434 Share as quoted on the Stock Exchange for the last five consecutive trading days up to and including the Last Trading Day; and (iii) a discount of approximately 63.11% to the closing price of approximately HK$0.103 Share as quoted on the Stock Exchange on the Latest Practicable Date.

Condition

Completion of the Share Placing is conditional upon the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the Placing Shares.

Completion

The Share Placing is to be completed on or before the fourth business day after satisfaction of the above-mentioned condition.

Use of proceeds

The aggregate gross and net proceeds from the Placing Shares of approximately HK$6.7 million and HK$5.7 million (after deducting the estimated related expenses of HK$1 million) respectively, will be used as general working capital for the Starbow Group. The net proceeds from each Placing Share will be approximately HK$0.032.

CN PLACING AGREEMENT

On 9 December, 2005, Starbow and the Placing Agent also entered into the CN Placing Agreement pursuant to which the Placing Agent agreed to place, on a best effort basis, up to an aggregate principal amount of HK$60,000,000 Convertible Notes II.

At any time up to the first anniversary of the date of fulfilling the of conditions of the CN Placing Agreement, the Placing Agent can at any time by written notice call for Starbow to issue the Convertible Notes II up to an aggregate principal amount of HK$60,000,000, within 5 business days from the date of receipt of such notice. Each call shall not be less than HK$1,000,000.

Following the satisfaction of the Business Condition, Starbow can at any time up to the first anniversary of the date of fulfilling the conditions of the CN Placing Agreement give the Call Notice to the Placing Agent for the Placing Agent to procure subscribers or itself, on a fully underwritten basis, to subscribe for the balance of the Convertible Notes II not yet placed, up to a maximum amount of HK$12,000,000, to be completed within 10 business days of the Call Notice provided that if the Placing Agent shall give notice to Starbow within 8 business days after issue of the Call Notice on the ground of force majeure, it shall have no obligations to complete. Details of the ground of force majeure are set out in the paragraph headed "Force Majeure" below.

Placing agent

Kingston Securities Limited is the placing agent for the CN Placing and will be entitled to receive a placing commission of 2.5% of the gross proceeds of the Convertible Notes II actually placed.

The Placing Agent and its ultimate beneficial owners are not connected persons (as defined in Listing Rules) of Starbow and are independent of and not connected with Starbow and its connected persons (as defined in Listing Rules).

Placees

The Placing Agent shall procure not fewer than six placees, each of whom and whose ultimate beneficial owners are not connected persons of Starbow and are independent of, and not connected with Starbow, the Share Subscriber, the CN Subscriber or their respective connected persons (as defined in the Listing Rules and/or the GEM Listing Rules).

Conversion Shares falling to be issued upon exercise in full of the conversion rights attached to the Convertible Notes II

Assuming that the Convertible Notes II of the maximum aggregate principal amount of HK$60,000,000 are placed under the CN Placing, upon exercise in full of the conversion rights attached to such Convertible Notes II at the initial conversion price of HK$0.041 per Share, an aggregate of 1,463,414,634 Conversion Shares would fall to be allotted and issued by Starbow, which would represent (i) approximately 165.74% of the existing issued share capital of Starbow comprising 882,936,853 Shares as at the Latest Practicable Date; (ii) approximately 62.37% of the issued share capital of Starbow as enlarged by the issue of such 1,463,414,634 Conversion Shares; and (iii) approximately 38.41% of the issued share capital of Starbow as enlarged by the issue of the aggregate 2,926,829,268 Conversion Shares which will fall to be issued upon exercise in full of the conversion rights attached to the Convertible Notes.

The Conversion Shares falling to be issued upon exercise of the conversion rights attached to the Convertible Notes will, when issued, rank pari passu with all other Shares then in issue.

Terms of the Convertible Notes

Details of the terms of the Convertible Notes are set out in the section headed "Principal terms of the Convertible Notes" below.

Conditions

The CN Placing is conditional upon:

(1) the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the Conversion Shares falling to be allotted and issued upon exercise of the conversion rights attached to the Convertible Notes II to be placed under the CN Placing Agreement;

(2) the passing by the Independent Starbow Shareholders at the SGM by way of poll of an ordinary resolution approving the CN Placing Agreement, the issue of Convertible Notes II and the allotment and issue of the relevant Conversion Shares and other transactions contemplated thereunder;

(3) the completion of CN Subscription Agreement; and

(4) no force majeure event having occurred or occurring under the CN Placing Agreement.

The abovementioned conditions cannot be waived by either Starbow or the Placing Agent.

The CN Placing will lapse if the above conditions are not satisfied by 31 March 2006 (or such other date as agreed by the parties to the CN Placing Agreement).

Completion

Completion of the CN Placing shall take place at any time after the fulfilment of the abovementioned conditions and at any time up to the first anniversary of the date of fulfilling the conditions of the CN Placing Agreement. An announcement will be made by Starbow upon completion of the CN Placing or if the CN Placing has lapsed.

Use of proceeds

The aggregate gross and net proceeds from the CN Placing will be approximately HK$60 and HK$55 million, respectively, assuming all of the Convertible Notes II are actually placed. The net proceeds of HK$55 million are expected to be applied towards the expansion of the Starbow Group's new centre for the provision of health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services established by application of the net proceeds from the CN Subscription, and the establishment of similar centres at other locations in Hong Kong. In the event that such expansion and establishment of the proposed new centres are not implemented, such net proceeds will be used as general working capital for the Starbow Group.

Force Majeure

The Placing Agent will have the right to terminate the obligation to underwrite, on a fully underwritten basis, up to an aggregate principal amount of HK$12,000,000 Convertible Notes II under the CN Placing Agreement on the ground as stated below from the date of the Call Notice up to the 8th business day thereafter:–

(i) the introduction of any new law or regulation or any change in existing laws or regulations (or the judicial interpretation thereof) or other occurrence of any nature whatsoever which may, in the reasonable opinion of the Placing Agent, materially and adversely affect the business or the financial or trading position or prospects of the Starbow Group as a whole; or

(ii) the occurrence of any local, national or international event or change (whether or not forming part of a series of events or changes occurring or continuing before and/or after the date hereof) of a political, military, financials, economic, currency (including a change in the system under which the value of the Hong Kong currency is linked to the currency of the United States of America) or other nature (whether or not sui generis with any of the foregoing), or in the nature of any local, national, international outbreak or escalation of hostilities or armed conflict, or affecting local securities market or the occurrence of any combination of circumstances which may, in the reasonable opinion of the Placing Agent, materially and adversely affect the business or the financial or trading position or prospects of the Starbow Group as a whole or adversely prejudices the success of the CN Placing or otherwise makes it inexpedient or inadvisable for Starbow or the Placing Agent to proceed with the CN Placing; or

(iii) any change in the market conditions or combination of circumstances in Hong Kong (including without limitation suspension or material restriction on trading in securities) occurs which affect the success of the CN Placing or otherwise in the reasonable opinion of the Placing Agent make it inexpedient or inadvisable or inappropriate for Starbow or the Placing Agent to proceed with the CN Placing.

As at the Latest Practicable Date, the Starbow Directors are not aware of the occurrence of any of such events.

The obligations to place Convertible Notes II up to an aggregate principal amount of HK$60,000,000 by the Placing Agent, on a best effort basis, shall continue from the date of the CN Placing Agreement until the end of its term (i.e. first anniversary from the date of fulfilling the conditions of the CN Placing Agreement).

PRINCIPAL TERMS OF THE CONVERTIBLE NOTES

Issuer:	Starbow
Principal amount:	HK$120,000,000 (being the aggregate of HK$60,000,000 for the Convertible Notes I and the maximum of HK$60,000,000 for the Convertible Notes II).
Maturity date:	the date falling on the fourth anniversary of the date of issue of the Convertible Notes. Any unredeemed and unconverted Convertible Notes will be redeemed at 100% of the outstanding principal amount together with any accrued interest in cash.
Initial conversion price:	HK$0.041 per Conversion Share. The initial conversion price was determined on an arm's length basis respectively between Starbow and the Placing Agent, and between Starbow and Top Act, with reference to, among other things, the performance of the Share price. The initial conversion price is subject to adjustments, including consolidation or subdivision of shares, which may or may not occur. The conversion price of HK$0.041 per Conversion Share represents: (i) a discount of approximately 12.77% to the closing price of HK$0.047 per Share as quoted on the Stock Exchange on the Last Trading Day; (ii) a discount of approximately 5.53% to the average closing price of the Shares of HK$0.0434 per Share as quoted on the Stock Exchange for the five trading-day period up to and including the Last Trading Day; (iii) a premium of about 73.73% over the net asset value per Share of approximately HK$0.0236 based on the consolidated net assets of Starbow as at 31 March 2005 as shown in its audited financial statements for the year ended on that date; (iv) a premium of approximately 141.18% over the net asset value per Share of approximately HK$0.017 based on the unaudited net asset value of the Starbow Group of approximately HK$15,358,000 as at 30 September 2005 and 882,936,853 Shares in issue as at the Latest Practicable Date; and (v) a discount of about 60.19% to the closing price of HK$0.103 per Share on the Stock Exchange on the Latest Practicable Date.

	The holders of the Convertible Notes shall have the right at any time after the issue of the Convertible Notes to convert any outstanding amount of the Convertible Notes at a denomination of HK$1,000,000 each into the Conversion Shares at the Conversion Price, unless the amount remaining on exercise of the conversion rights shall be less than HK$1,000,000. The board lot size of Shares is 20,000.
Ranking:	The Conversion Shares when allotted and issued will rank pari passu in all respects with the other Shares in issue as at the date of issue of the Conversion Shares.
Interest:	1% per annum payable half yearly in arrears.
Transferability:	The Convertible Notes may be transferred or assigned to any third party without the prior written consent of Starbow. Save with the consent of the Stock Exchange, none of the Convertible Notes may be transferred to a "connected person" (as defined in the Listing Rules) of Starbow. Starbow shall give notice to the Stock Exchange for any transfer of the Convertible Notes and shall state whether any connected person of Starbow is involved.
Voting rights:	The Convertible Notes do not confer any voting rights at general meetings of Starbow on the holder(s) of the Convertible Notes.
Events of default:	The events of default provisions which provide that on the occurrence of certain events of default specified in the Convertible Notes (e.g. liquidation), each of the holders of the Convertible Notes shall be entitled to demand for immediate repayment of the principal amount outstanding and accrued but unpaid interest under the relevant Convertible Notes.
Listing:	No application will be made for the listing of the Convertible Notes on the Stock Exchange or any other stock exchange.

Shareholders should be aware and should note that the CN Subscription Agreement is conditional upon satisfaction of all of the conditions set out above, and therefore the CN Subscription may or may not proceed. Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

As at the Latest Practicable Date, save for the Convertible Notes and outstanding Options, there are no warrants or other instruments convertible into Starbow Shares.

REASON FOR SHARE PLACING, SHARE SUBSCRIPTION, CN SUBSCRIPTION AND CN PLACING

The estimated total gross and net proceeds from the Share Placing, the Share Subscription and the CN Subscription will be approximately HK$70.5 million and HK$66.5 million, respectively. Out of the total net proceeds of HK$66.5 million, about HK$50 million will be used by Starbow for the establishment by the Starbow Group of a new centre (i.e. not by the acquisition of any existing business) for the provision of health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services in Hong Kong and the remaining balance of about HK$16.5 million will be used as general working capital for the Starbow Group. Assuming all of the Convertible Notes II in the total principal amount of HK$60 million are placed, the gross and net proceeds from the CN Placing will be approximately HK$60 million and HK$55 million, respectively. The net proceeds of HK$55 million are expected to be applied towards the expansion of the Starbow Group's newly established centre for the above-mentioned services and the establishment of similar centres at other locations in Hong Kong. In the event that such expansion and the establishment of the proposed new centres are not implemented, such net proceeds will be used as general working capital for the Starbow Group.

The Starbow Group is principally engaged in the manufacture and sales of garment in the PRC. Starbow Board intends to continue its existing business and has no intention to dispose of any of its existing business. In order to improve its earning base, Starbow Directors intends to diversify into business with earning potential. Starbow intends to apply a substantial part of the estimated net proceeds arising from the Share Placing, the Share Subscription, the CN Subscription and the CN Placing towards the establishment by Starbow Group of a new centre (i.e. not by the acquisition of any existing business) for the provision of the health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services in Hong Kong, and for the expansion of such new centre and the establishment of similar centres at other locations in Hong Kong.

The Starbow Directors consider that in view of the increase in the public awareness of the importance of health in face of the emergence of epidemic diseases such as Severe Acute Respiratory Syndrome (SARS) and bird flu in recent years, there is a potential public demand for body health checks. Starbow is proposing to establish a one-stop day-time body health check centre, in which there will be advanced medical technology equipment such as various diagnostic imaging systems and blood/disease testing equipments. Identification of location for the centre is underway. Recruitment of expertise and staff and ordering medical equipment for the body health check centre will commence in the first quarter of year 2006. It is anticipated that the body health check centre will be open by mid June 2006.

The terms of the CN Subscription Agreement, the Share Subscription Agreement, the Share Placing Agreement and the CN Placing Agreement are negotiated between each of the parties to the respective agreements on an arm's length basis. The subscription price of the Subscription Shares and the placing price of the Placing Shares, both being HK$0.038 each, were determined with reference to, among other things, the performance of the Share price before the date of the Share Subscription Agreement and the Share Placing Agreement whereas the initial conversion price of the Convertible Notes of

HK$0.041 was also determined with reference to, among other things, the interest of 1% per annum attached to the Convertible Notes and the performance of the Share price before the date of the CN Subscription Agreement and the CN Placing Agreement. The Starbow Directors considered that the terms of the CN Subscription Agreement, the Share Subscription Agreement, the Share Placing Agreement and the CN Placing Agreement are fair and reasonable and in the interest of Starbow and its Shareholders as a whole, and are of the view that the Share Placing, the Share Subscription, the CN Subscription and the CN Placing will not only strengthen its capital and Shareholders bases but also assist in its diversification into business with optimistic earning potential.

INFORMATION ON THE CN SUBSCRIBER AND SHARE SUBSCRIBER, AND INTENTIONS REGARDING STARBOW AND ITS EMPLOYEES

CN Subscriber

The CN Subscriber is Top Act, which is an indirect wholly owned subsidiary of Town Health and whose sole director is Mr. Cho Kwai Chee. Town Health became listed on GEM on 18 October 2000 and is principally engaged in the (i) provision of healthcare and dental services; (ii) sale of healthcare and pharmaceutical products; and (iii) investment in a number of companies in the healthcare industry. Town Health is currently owned as to 51% of its issued share capital by Broad Idea International Limited, a company which is beneficially owned by Mr. Cho Kwai Chee as to 50.1% and Dr. Francis Choi Chee Ming as to 49.9%, respectively. The board of Town Health comprises Mr. Cho Kwai Chee, Mr. Cho Kwai Yee, Kevin, Mr. Fung Yiu Tong, Bannet, Mr. Chan Kam Chiu, Mr. Wai Kwok Hung and Mr. Ho Kwok Wah, George. Mr. Cho Kwai Chee is the sole director of the CN Subscriber.

The principal activities carried on by Town Health and the proposed new businesses of Starbow are considered to be two separate business segments. The medical centers run by Town Health provides principally medical diagnosis and treatment to patients while Starbow intends to diversify its business to run a centre for carrying on the health check, advanced diagnostic imaging services, day care observation services and medical laboratory related businesses. Given that Town Health and Starbow have different clientele without overlapping business functions, there will be no competition between Town Health and Starbow.

Share Subscriber

The Share Subscriber is Central View, a company wholly and beneficially owned by Ms. Choi Ka Yee, Crystal who is independent of and not connected with Starbow and its connected person (as defined under the Listing Rules). Given that the ultimate beneficial owner and the sole director of the Share Subscriber, Ms. Choi Ka Yee, Crystal, is a daughter of Dr. Francis Choi Chee Ming, who is one of the beneficial owners of the controlling shareholder of Town Health, the Share Subscriber is a party acting in concert with the CN Subscriber for the purposes of the Takeovers Code. Upon completion of the Share Placing and completion of the Share Subscription, the Share Subscriber will hold approximately 8.62% of the issued share capital of Starbow as enlarged by the issue of the Placing Shares and the Subscription Shares and approximately 3.81% of the issued share capital of Starbow as enlarged by the issue of the Placing Shares, the Subscription Shares and the Conversion

Shares (assuming all the conversion rights attached to the Convertible Notes I only are exercised).

Intentions regarding Starbow

The Subscribers intend to support the Starbow Group to continue with its existing business and to diversify into business with earning potential by applying a substantial part of the net proceeds from the CN Subscription and the Share Subscription towards the establishment of a new centre for the provision of the health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services in Hong Kong. Save as aforesaid, the Subscribers do not intend to introduce any major changes to the existing business of the Group, including any redeployment of the fixed assets of the Company.

The Subscribers are of the view that given the increase of public awareness of the importance of health, there is likely a continuous demand for health check related services, and therefore considered it to be commercially justifiable in the long run to make investment in the Company through the CN Subscription and the Share Subscription.

PROPOSED CHANGES OF DIRECTORS OF STARBOW

It is proposed that Mr. Cho Kwai Yee, Kevin, Mr. Siu Kam Chau and Ms. Choi Ka Yee, Crystal be appointed as executive directors of Starbow on the earliest day as permitted under the Takeovers Code. The appointment of Mr. Cho Kwai Yee, Kevin as executive director of Starbow is subject to completion of the CN Subscription, while the appointment of Mr. Siu Kam Chau and Ms. Choi Ka Yee, Crystal as executive directors of Starbow are subject to completion of the Share Subscription. Mr. Wong Hin Shek, Hans, an existing executive Director, intends to resign from his directorship on the earliest day as permitted under the Takeovers Code. Save for such proposed appointments and resignation, it is not expected, and the Subscribers do not intend, that there will be any other major changes to the continued employment of the employees of the Starbow Group.

Mr. Cho Kwai Yee, Kevin

Mr. Cho Kwai Yee, Kevin, aged 44, is a qualified associate engineer in building services. He has been involved in the field of construction, renovation and business management in the past 16 years and has been holding various senior executive positions in a number of corporations. Mr. Kevin Cho was appointed as an executive director of Town Health on 24 July 2001. He is responsible for the business development of Town Health. Mr. Kevin Cho is the brother of Mr. Cho Kwai Chee. Save as disclosed above, he did not hold any directorship in other public listed company or any other position with Starbow and other members of the Starbow Group in the past three years.

Mr. Kevin Cho does not have any relationship with any directors, senior management, substantial or controlling shareholders of Starbow. As at the Latest Practicable Date, Mr. Kevin Cho has no interest in the securities of Starbow within the meaning of Part XV of the SFO. No service contract has been entered into between Starbow and Mr. Kevin Cho.

Save as disclosed in this circular, there are no other matters that need to be brought to the attention of the Stock Exchange and holders of securities of Starbow.

Mr. Siu Kam Chau

Mr. Siu Kam Chau, aged 41, holds a bachelor degree in accountancy from the City University of Hong Kong. He is a fellow of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants. He is also a certified public accountant (practising). Mr. Siu had worked in an international accounting firm and a number of listed groups. He has over 16 years of work experience in accounting, company secretary and corporate finance and has extensive knowledge in fund raising and merger and acquisition activities. He had held senior positions in a number of corporations and worked as an executive director in three companies whose shares are listed on the main board of the Stock Exchange or GEM. He was an executive director of Town Health until his resignation on 6 January 2003. He is currently an independent non-executive director of Wang On Group Limited. Save that Mr. Siu was an executive director of Town Health International Holdings Company Limited until his resignation on 6 January 2003 and is currently an independent non-executive director of Wang On Group Limited, he did not hold any directorship in other public listed company or any other position with Starbow or other members of the Starbow Group in the past three years.

Mr. Siu does not have any relationship with any directors, senior management, substantial or controlling shareholders of Starbow. As at the Latest Practicable Date, Mr. Siu has no interest in the securities of Starbow within the meaning of Part XV of the SFO. No service contract has been entered into between Starbow and Mr. Siu. Save as disclosed in this circular, there are no other matters that need to be brought to the attention of the Stock Exchange and holders of securities of Starbow.

Ms. Choi Ka Yee, Crystal

Ms. Choi Ka Yee, Crystal, aged 24, graduated from Boston College, U.S.A. with a bachelor degree of science in accountancy. Ms. Crystal Choi joined Early Light Group in September 2003, which is principally engaged in the manufacturing and trading of toys and property investment. She is studying a master degree in corporate finance at the Hong Kong Polytechnic University in Hong Kong. She joined Town Health in April 2005 as the director of corporate finance department. Ms. Crystal Choi has extensive knowledge in accounting and corporate finance. She did not hold any directorship in other public listed company or any other position with Starbow or other members of the Starbow Group in the past three years.

Ms. Choi Ka Yee, Crystal does not have any relationship with any directors, senior management, substantial or controlling shareholders of Starbow. As at the Latest Practicable Date, Ms. Crystal Choi has no interest in the securities of Starbow within the meaning of Part XV of the SFO, save under the Share Subscription Agreement. No service contract has been entered into between Starbow and Ms. Crystal Choi. Save as disclosed in this circular, there are no other matters that need to be brought to the attention of the Stock Exchange and holders of securities of Starbow.

The Starbow Board believed that in light of the extensive experience of Mr. Cho Kwai Yee, Kevin and Mr. Siu Kam Chau in the healthcare industry, the proposed appointment of each of them as executive Directors will facilitate Starbow in its business diversification.

EFFECT ON SHAREHOLDINGS STRUCTURE

The existing and enlarged shareholding structure of Starbow immediately before and after the issue of the Placing Shares, the Subscription Shares and the Conversion Shares falling to be issued upon exercise of the conversion rights attached to the Convertible Notes are set out below:

Name of Starbow Shareholders	No. of shares held at the Latest Practicable Date	%	No. of shares held immediately after completion of Share Placing	%	No. of shares held immediately after completion of the Share Placing and Share Subscription	%	No. of shares held immediately after full conversion of the Convertible Notes I *(Note 2)*	%	No. of shares held immediately after completion of the Share Placing and Share Subscription and full conversion of the Convertible Notes I *(Note 2)*	%	No. of shares held immediately after completion of Shares Placing and Share Subscription and full conversion of the convertible Notes I and the Convertible Notes II *(Note 3)*	%
Wong King Shiu, Daniel *(Note 1)*	90,306,000	10.23	90,306,000	8.52	90,306,000	7.78	90,306,000	3.85	90,306,000	3.44	90,306,000	2.21
Subscribers												
Share Subscriber *(Note 2)*	-	-	-	-	100,000,000	8.62	-	-	100,000,000	3.81	100,000,000	2.45
CN Subscriber *(Note 3)*	-	-	-	-	-	-	1,463,414,634	62.37	1,463,414,634	55.79	1,463,414,634	35.81
Sub-total	-	-	-	-	100,000,000	8.62	1,463,414,634	62.37	1,563,414,634	59.60	1,563,414,634	38.26
Great Sense Limited *(Note 4)*	50,000,000	5.66	50,000,000	4.72	50,000,000	4.31	50,000,000	2.13	50,000,000	1.91	50,000,000	1.22
Placees *(Note 5)*												
- Shares	-	-	176,580,000	16.67	176,580,000	15.23	-	-	176,580,000	6.73	176,580,000	4.32
- Convertible Notes II *(Note 6)*	-	-	-	-	-	-	-	-	-	-	1,463,414,634	35.81
Other shareholders	742,630,853	84.11	742,630,853	70.09	742,630,853	64.06	742,630,853	31.65	742,630,853	28.32	742,630,853	18.18
Total	882,936,853	100.00	1,059,516,853	100.00	1,159,516,853	100.00	2,346,351,487	100.00	2,622,931,487	100.00	4,086,346,121	100.00

Notes:

1. To the best knowledge of the Starbow Directors, Wong King Shiu, Daniel is an independent third party not connected with the Company and its connected persons (as defined under the Listing Rules) nor acting in concert with the Subscribers. Based on the shareholding interest of Wong King Shiu, Daniel in the Company as at the Latest Practicable Date, he will cease to become a substantial shareholder of the Company upon completion of the Share Placing.

2. The Share Subscriber is a company wholly and beneficially owned by Ms. Choi Ka Yee, Crystal, a daughter of Dr. Francis Choi Chee Ming, who is a beneficial owner of 49.9% of the issued capital in Broad Idea International Limited, the controlling shareholder of Town Health, and therefore is an associate of a substantial shareholder of Town Health.

3. Assuming upon exercise in full of the conversion rights attached to the Convertible Notes I at the initial conversion price of HK$0.041 per Share under the CN Subscription, an aggregate of 1,463,414,634 new Shares would fall to be issued by Starbow to the CN Subscriber.

4. To the best knowledge of the Starbow Directors, Great Sense Limited and its sole owner, Tsang Chiu Ming, is an independent third party not connected with the Company and its connected persons (as defined under the Listing Rules) nor acting in concert with the Subscribers.

5. As at the Latest Practicable Date, completion of the Share Placing, under which 176,580,000 Placing Shares will be placed, is conditional upon the Listing Committee of the Stock Exchange granting listing of , and permission to deal in, the Placing Shares, for which an application has been made by the Company.

6. Assuming upon exercise in full of the conversion rights attached to the Convertible Notes I at the initial conversion price of HK$0.041 per Share under the CN Subscription, an aggregate of 1,463,414,634 new Shares will fall to be issued by Starbow to the CN Subscriber; and assuming that the maximum aggregate principal amount of HK$60,000,000 are placed under the CN Placing and upon exercise in full of the conversion rights attached to the Convertible Notes II at the initial conversion price of HK$0.041 per Share, an aggregate of 1,463,414,634 Conversion Shares will fall to be allotted and issued by Starbow to the placees which have not been procured as at the Latest Practicable Date.

CAPITAL RAISING ACTIVITIES

The table below summarises the capital raising activities of the Starbow Group for the 12 months immediately before the Latest Practicable Date.

Date of announcement	Event	Net Proceeds *(approximately)*	Intended use of proceeds	Actual use of net proceeds as at the date of this announcement
30 November 2004	Placing of 147,140,000 new Shares on a fully underwritten basis	HK$6.4 million	HK$3 million for the repayment of short-term liabilities; and HK$3.4 million for general working capital of Starbow	HK$3 million were used for the repayment of short-term liabilities; and HK$3.4 million were used for payment of operating expenses including rental expenses and staff salaries

PROPOSED REFRESHMENT OF THE SCHEME MANDATE LIMIT

Starbow proposes to seek its Shareholders' approval regarding refreshment of the 10% limit on the grant of options under the Share Option Scheme which is based on the issued share capital of Starbow as at the date of the SGM.

Pursuant to Note 1 of Rule 17.03(3) of the Listing Rules, the total number of Shares which may be issued upon exercise of all options to be granted under refreshment of the Share Option Scheme must not exceed 10% of the Shares in issue as at the date of approval of the limit, which is the date of the SGM.

Since the approval by the Starbow Shareholders of the Scheme Mandate Limit on 17 November 2003, the Company has granted options entitling the holders thereof to subscribe for an aggregate of 447,796,853 shares of the Company (before consolidation of Shares on the basis of 10 shares into 1 share effective on 4 May 2004), representing approximately 10% of the issued share capital of the Company as at the date of approval of the Scheme Mandate Limit, none of which have been exercised. If the Scheme Mandate Limit is not refreshed, the Company would not be allowed to grant further options of the Company. In order to provide the Company with greater flexibility in granting options to eligible persons under the Share Option Scheme, the Board decides to seek the approval of the Shareholders at the SGM to refresh the Scheme Mandate Limit so that the total number of Shares which may be issued upon exercise of all options to be granted under the Share Option Scheme and any other scheme(s) of the Company shall not exceed 10% of the Shares in issue as at the date of passing of the relevant resolution at the SGM. Options previously granted under the Share Option Scheme and any other scheme(s) of the Company (including options outstanding, cancelled or lapsed in accordance with the relevant scheme rules or exercised options) will not be counted for the purpose of calculating the Scheme Mandate Limit as refreshed.

If the Scheme Mandate Limit is refreshed, on the basis of 882,937,000 Shares in issue as at the Latest Practicable Date and assuming that no Shares are issued or repurchased prior to the SGM, the Board will be able to grant options to subscribe for up to 88,293,700 Shares, which do not include the options that are outstanding, cancelled, or lapsed as at the date of the SGM. As at the Latest Practicable Date, there are 44,760,000 (after consolidation of Shares on the basis of 10 shares into 1 share effective on May 2004) share options remain unexercised.

Pursuant to the Listing Rules, the maximum number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other scheme(s) of Starbow at any time must not in aggregate exceed 30% of the Shares in issue from time to time. No options shall be granted under any scheme(s) of Starbow if this will result in the 30% limit being exceeded.

The refreshment of the Scheme Mandate Limit is conditional upon:

(a) the passing of an ordinary resolution to approve the refreshment of the Scheme Mandate Limit by the Shareholders at the SGM; and

(b) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Shares (representing a maximum of 10% of the Shares in issue as at the date of the SGM approving the refreshment of the Scheme Mandate Limit) which may fall to be issued pursuant to the exercise of options granted under the Share Option Scheme and any other scheme(s) of Starbow.

CHANGE OF COMPANY'S NAME

The Starbow Board proposes to put forward at the SGM a resolution to change the name of Starbow from "Starbow Holdings Limited" to "Town Health Medical Technology Holdings Company Limited". It is also proposed that subject to the new English name of Starbow becoming effective, Starbow will adopt "康健醫療科技控股有限公司" as its new Chinese name for identification purposes only. The proposed change of name is subject to, among other things, (i) the Shareholders' approval at the SGM; and (ii) the completion of the CN Subscription.

The effective date of the change of name will be the date on which the new name is entered by the Registrar of Companies in Bermuda on the register in place of the existing name. Upon the change of name becoming effective, all existing share certificates bearing the current name of Starbow will continue to be evidence of title to Shares and will continue to be valid for trading, settlement and registration purposes and the rights of the Shareholders will not be affected as a result of the proposed change of name. Should the change of name become effective, any issue of share certificates thereafter will be in the new company name and the securities of Starbow will be traded on the Stock Exchange in the new name. A further announcement will be made when the proposed change of name become effective.

WARNING STATEMENT

The Stock Exchange is concerned that the ultimate intention of Starbow and the CN Subscriber is to inject a business into a listed company which may become under control of the CN Subscriber. The Stock Exchange will closely monitor all future transactions, if any, between Starbow and the CN Subscriber and may aggregate such transactions and decide whether the reverse takeover rules should apply. The Stock Exchange may also revisit this matter in the event that there is evidence available to indicate that Starbow is under the control of the CN Subscriber.

Shareholders and potential investors should note that each of the Share Subscription, the Share Placing, the CN Subscription and the CN Placing is subject to the fulfilment of a number of conditions precedent, and may or may not proceed. Shareholders and potential investors are reminded to exercise caution when dealing in Shares.

Maintaining the listing of the Shares

It is the intention of the Subscribers to maintain the listing of the Shares on the Stock Exchange after completion of the Share Placing, CN Placing, Share Subscriptions and the CN Subscription. The existing Directors, any proposed Director, the Subscribers and the Company will jointly and severally undertake to the Stock Exchange to take appropriate steps upon completion of the Share Placing, CN Placing, Share Subscriptions and the CN Subscription to ensure that 25% of the issued share capital of the Company as enlarged by the Placing Shares, Subscription Shares and the Conversion Shares falling to be issued upon exercise of the conversion rights attached to the Convertible Notes I and Convertible Notes II, respectively are in the hands of the public which is in compliance with the Listing Rules.

The Stock Exchange has stated that following completion of the CN Subscription, Share Subscription, Share Placing, and/or CN Placing, if it believes that:

(i) a false market exists or may exist in the Shares; or

(ii) there are insufficient Shares in public hands to maintain an orderly market,

it will consider exercising its discretion to suspend trading in the Shares.

The Stock Exchange is concerned that the ultimate intention of Starbow and the CN Subscriber is to inject a business into Starbow which may become under control of the CN Subscriber. The Stock Exchange will closely monitor all future transactions, if any, between Starbow and the CN Subscriber and may aggregate such transactions and decide whether the reverse takeover rule should apply. The Stock Exchange may also revisit this matter in the event that there is evidence available to indicate that Starbow is under the control of the CN Subscriber. The Stock Exchange also has the power to aggregate a series of transactions and any such transaction may result in the Company being treated as if it were a new listing applicant and be subject to new listing requirements under the GEM Listing Rules.

SGM

There is set out on pages 115 to 118 of this circular a notice convening the SGM to be held at Room 3503, 35th Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong, on 13 February 2006 at 10:00 a.m., at which resolutions will be proposed to the Shareholders or Independent Starbow Shareholders (as the case may be) to approve, among other things:

- the CN Subscription;
- the Share Subscription;
- the Whitewash Waiver;
- the CN Placing;

- proposed change of the Company's name; and

- refreshment of the Scheme Mandate Limit.

Only the Independent Starbow Shareholders will be permitted to vote on the resolutions by way of poll in relation to the (i) CN Subscription; (ii) Share Subscription; (iii) Whitewash Waiver; and (iv) CN Placing.

A form of proxy for use at the SGM is enclosed. If Shareholders are not able to attend the SGM in person, they are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company's branch share registrar in Hong Kong, Tengis Limited at Level 25, Three Pacific Place, 1 Queen's Road East, Hong Kong as soon as possible but in any event not less than 48 hours before the time for holding of the SGM or any adjournment thereof. Return of the form of proxy will not preclude Shareholders from attending and voting in person at the SGM should they so wish.

POLL PROCEDURE

According to clause 70 of the Bye-laws, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(a) by the chairman of the meeting; or

(b) by at least three Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) by any Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(d) by any Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and holding Shares in the Company conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

GENERAL AND RECOMMENDATION

Applications have been made by Starbow to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Placing Shares, the Subscription Shares and the Conversion Shares falling to be issued upon exercise of the conversion rights attaching to the Convertible Notes.

The Independent Board Committee has been appointed to consider the terms of (i) the CN Subscription; (ii) the Share Subscription; (iii) the Whitewash Waiver; and (iv) the CN Placing. TIS has been appointed to advise the Independent Board Committee and the Independent Starbow Shareholders regarding the same.

Your attention is drawn to the letter from the Independent Board Committee set out on page 33 of this circular. Your attention is also drawn to the letter of advice from the TIS which contains, among other things, their advice to the Independent Board Committee and Independent Starbow Shareholders in respect of (i) the CN Subscription; (ii) the Share Subscription; (iii) the Whitewash Waiver; and (iv) the CN Placing, and the principal factors and reasons considered by them in arriving at such advice. The text of the letter from TIS is set out on pages 34 to 58 of this circular.

Your attention is drawn to the additional information set out in the appendices to this circular and the notice convening the SGM.

Yours faithfully,
By Order of the Board
Starbow Holdings Limited
Chi Chi Hung, Kenneth
Director

STARBOW HOLDINGS LIMITED
星虹控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

20 January 2006

To the Independent Starbow Shareholders

Dear Sir or Madam,

We have been appointed as the Independent Board Committee to advise you in connection with (i) the CN Subscription; (ii) the Share Subscription; (iii) the Whitewash Waiver; and (iv) the CN Placing. Details of which are set out in the letter from the Board contained in the circular to the Starbow Shareholders dated 20 January 2006 (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

Having considered (i) the CN Subscription; (ii) the Share Subscription; (iii) the Whitewash Waiver; and (iv) the CN Placing and the advice of TIS in relation thereto as set out on pages 34 to 58 of the Circular, we are of the view that (i) the CN Subscription; (ii) the Share Subscription; (iii) the Whitewash Waiver; and (iv) the CN Placing and the terms thereof, viewed as a whole, are fair and reasonable and are in the interest of the Company and the Independent Starbow Shareholders as a whole.

Accordingly, we recommend the Independent Starbow Shareholders to vote in favour of all the resolutions to be proposed at the SGM to approve (i) the CN Subscription; (ii) the Share Subscription; (iii) the Whitewash Waiver; and (iv) the CN Placing.

Yours faithfully,
For and on behalf of the Independent Board Committee

Mr. Chun Jay	**Mr. Chan Chi Yuen**	**Mr. Lau Man Tak**
Independent non-executive Director	*Independent non-executive Director*	*Independent non-executive Director*

* *for identification purposes only*

Set out below is the text of the letter from TIS Securities (HK) Limited to the Independent Board Committee and the Independent Starbow Shareholders prepared for inclusion in this document:

TIS Securities (HK) Limited

Units 1401-02, 14th Floor
Grand Millennium Plaza
No. 181 Queen's Road Central
Hong Kong

20 January 2006

To the Independent Board Committee
and Independent Starbow Shareholders

Dear Sirs,

(I) CN SUBSCRIPTION; (II) SHARE SUBSCRIPTION; (III) CN PLACING; AND (IV) THE WHITEWASH WAIVER

INTRODUCTION

We refer to our appointment as the independent financial adviser to the Independent Board Committee and the Independent Starbow Shareholders in relation to the (i) CN Subscription; (ii) Share Subscription; (iii) CN Placing; and (iv) Whitewash Waiver, particulars of which have been set out in the "Letter from the Board" (the "Letter") contained in the document to the Shareholders dated 20 January 2006 (the "Document") and in which this letter is reproduced. Unless the context requires otherwise, terms used in this letter shall have the same meanings as those defined in the Document.

TIS Securities (HK) Limited has been appointed as the independent financial adviser to the Independent Board Committee and the Independent Starbow Shareholders to give recommendation as to whether the terms of the (i) CN Subscription; (ii) Share Subscription; (iii) CN Placing; and (iv) Whitewash Waiver are fair and reasonable so far as the Independent Starbow Shareholders are concerned and are in the interest of the Company and the Independent Starbow Shareholders as a whole. Details of the reasons for the issue of the (i) CN Subscription; (ii) Share Subscription; (iii) CN Placing; and (iv) Whitewash Waiver are set out in the Letter.

In formulating our opinion, we have relied on the accuracy of the information and representations contained in the Document and the information and representations provided to us by the Directors and management of the Starbow Group and have assumed that all information and representations made by the Starbow Group and the Directors were true, accurate and complete at the time they were made and continue to be so as at the date of the Document. We consider that we have obtained from the Company all of the necessary information on which to form a reasonable basis for our opinion. We have also

assumed that all statements of belief, opinion and intention made by the Directors in the Document were reasonably made after due enquiry. We have no reason to suspect that any material facts have been omitted or withheld from the information contained or opinions expressed in the Document nor to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. We have not, however, conducted an independent in-depth investigation into the affairs of the Starbow Group nor have we carried out any independent verification of the information supplied.

PRINCIPAL FACTORS CONSIDERED

In arriving at our recommendation in respect of the terms of the (i) CN Subscription; (ii) Share Subscription; (iii) CN Placing; and (iv) Whitewash Waiver, we have taken the following principal factors and reasons into consideration:

1. Background information

As stated in the Letter, the Starbow Group is principally engaged in the manufacture and sales of garment in the PRC. Upon the review of the Company's annual report for the year ended 31 March 2005 (the "Annual Report") and the Company's interim report for the six months ended 30 September 2005 (the "Interim Report"), we noted that the Starbow Group recorded the audited consolidated turnover of approximately HK$4,150,000 for the year ended 31 March 2005, representing an approximately 82.05% decrease when compared with the audited consolidated turnover of approximately HK$23,117,000 recorded during the year ended 31 March 2004 and recorded the unaudited consolidated turnover of approximately HK$1,698,000 for the six months ended 30 September 2005, representing an approximately 44.58% decrease when compared with the unaudited consolidated turnover of approximately HK$3,064,000 recorded during the six months ended 30 September 2004. During the year ended 31 March 2005, the Starbow Group suffered the audited net loss of approximately HK$28,769,000 as compared with the audited profit of approximately HK$103,000 recorded during the year ended 31 March 2004. For the six months ended 30 September 2005, the Starbow Group also suffered the unaudited net loss of approximately HK$5,454,000 as compared with the unaudited net loss of approximately HK$16,497,000 recorded during the six months ended 30 September 2004. As at 31 March 2005, the Starbow Group had the audited consolidated net assets of approximately HK$20,812,000, an approximately 51.78% decrease from the audited consolidated net assets of approximately HK$43,157,000 as at 31 March 2004. As at 30 September 2005, the Starbow Group had the unaudited consolidated net assets of approximately HK$15,358,000, an approximately 26.21% decrease from the unaudited consolidated net assets of approximately HK$20,812,000 as at 30 September 2004.

We noted from the Annual Report that a qualified opinion arising from limitation of audit scope was given by the Company's auditors (the "Auditors") in the auditors' report as the evidence available to the Auditors in respect of the recoverability of other receivables was limited as follows:

"Included in other debtors, deposits and prepayments in the Starbow Group's consolidated balance sheet as at 31 March 2005 is an amount due from a debtor of approximately HK$41,005,000, further details of which are disclosed in Note 17 to the financial statements. The debtor agreed that the balance would be settled in full by 31 December 2005. However, the Auditors have been unable to obtain reliable information to assess the financial position of this debtor. Accordingly, the Auditors have been unable to obtain sufficient audit evidence either to ascertain if this debt can be recovered in full, or to determine the amount of provision, if any required to be reflected in the financial statements. Any adjustments that might have been found to be necessary in respect of the matter set out above would have a consequential impact on the net loss of the Starbow Group for the year ended 31 March 2005, the net assets of the Starbow Group as at 31 March 2005, and on the classification of such items and their related disclosures in the financial statements as at and for the year ended 31 March 2005."

According to the Interim Report, as at 30 September 2005, the Starbow Group's trade and other receivables were approximately HK$28,533,000.

The Auditor also expressed fundamental uncertainties relating to the going concern basis on which the financial statements have been prepared.

Accordingly, the Shareholders should exercise due caution when interpreting the Company's financial information for the year ended 31 March 2005 as (i) any adjustments that might have been found to be necessary concerning the recoverability of the amount due from the debtor as referred to in the auditors' report would have a consequential impact on the net loss of the Starbow Group for the year ended 31 March 2005, the net assets of the Starbow Group as at 31 March 2005, and on the classification of such items and their related disclosures in the financial statements as at and for the year ended 31 March 2005; and (ii) the validity of the going concern basis on which the financial statements have been prepared depends upon the Starbow Group's ability to raise additional equity funding from the Company's existing and/or new shareholders, the Starbow Group's success in recovering its outstanding trade and other receivables, the continuing financial support from the Starbow Group's bankers and other providers of finance, the successful attainment of profitable and positive cash flow operations and the successful outcome of the implementation of other measures.

On 30 November 2004, the Company announced the placing of 147,140,100 new Shares under general mandate. The net proceeds of approximately HK$6.4 million from the above placing were used for the repayment of short-term liabilities of approximately HK$3 million and payment for operating activities including rental expenses and staff salaries of approximately HK$3.4 million.

2. Reasons for the CN Subscription, the Share Subscription and the CN Placing

(a) Other funding methods

According to the Annual Report, the Starbow Group had audited current assets and current liabilities of approximately HK$61,441,000 and HK$51,620,000 respectively as at 31 March 2005, resulting in an audited net current asset of approximately HK$9,821,000. Out of the Starbow Group's current assets as at 31 March 2005, approximately HK$2,146,000 and HK$41,859,000 were cash and cash equivalent and trade and other receivables respectively. As for the Starbow Group's audited current liabilities as at 31 March 2005, approximately HK$46,848,000 and HK$4,749,000 are interest-bearing short term bank borrowing and trade and other payables respectively. Judging from the Starbow Group's financial position as at 31 March 2005, it appears that the Starbow Group is relying on the timely settlement of its trade receivables to meet the obligations of its current liabilities. We would like to once again draw the attention of the Shareholders to the recoverability of the trade and other receivables and the validity of the going concern basis on which the Starbow Group's financial statements have been prepared as disclosed in the Annual Report. In view of the above, we are of the view that the Starbow Group is in need of raising further funding to support its continued operations, to strengthen its financial position and for further development.

Following discussions with management of the Starbow Group, we learnt that the Starbow Group has considered the following fund raising alternatives apart from the proposed CN Subscription, Share Subscription, CN Placing and Share Placing.

(i) Bank financing alternative

The Directors consider that it is difficult for the Starbow Group to secure additional bank loan to finance its operations given the Starbow Group's unfavourable financial position and past operating results as stated above. Having reviewed the Starbow Group's financial position as at 31 March 2005, we concur with the Directors' view. We were informed by the Company that it has approached bankers to obtain additional bank financing but was unsuccessful in doing so due to its undesirable financial position. In any event, obtaining further bank loan will inevitably result in additional interest expense to be born by the Starbow Group. According to the Directors, although the Convertible Notes also bear interest rate, it is much lower than that of the Starbow Group's existing loan as stated in the Annual Report. Please refer to the paragraph headed "Interest rate" under the sub-section headed "Comparison between the terms of the Convertible Notes and the terms of the recent convertible notes/bonds issued by other listed companies on the Main Board of the Stock Exchange" under the section headed "Comparison" below in this letter for the detailed information of the

interest rate of the Starbow Group's existing loan. Furthermore, the Starbow Group will be required to repay such loan upon its maturity whereas the Convertible Notes may not require any repayment from the Starbow Group if they are fully converted into Conversion Shares. Lastly, bank loans are often of a short-term nature which is to the case of the Starbow Group's borrowing as stated in the Annual Report.

(ii) Equity financing alternative

As for placement of new Shares to existing Shareholder(s), the Directors are of the view that it is difficult to gather sufficient interest from existing Shareholder(s) to subscribe for the new Shares given the Starbow Group's undesirable financial position and thin daily trading volume. The average daily trading volume of the Share for a one-year period from 10 December 2004 to 9 December 2005 is approximately 546,484 Shares with the exclusion of trading suspended days, representing approximately 0.06% of the entire issued Shares as at the Latest Practicable Date which were 882,936,853 Shares, and approximately 0.07% of the issued Shares held in the public as at the Latest Practicable Date which were 742,630,853 Shares. Please refer to the paragraph headed "Conversion Price" under the sub-section headed "Comparison between the terms of the Convertible Notes and the terms of the recent convertible notes/bonds issued by other listed companies on the Main Board of the Stock Exchange" under the section headed "Comparison" below for the detailed information of the trading volume of Shares for the 12-month period ended 8 December 2005. As the trading volume of Shares is very thin and the financial performance of the Starbow Group was unsatisfactory, the Directors believe that the Company would not be able to engage suitable securities firms to act as placing agents or underwriters to fully underwrite the placing of new Shares, an open offer or a rights issue (the CN Placing is on a best effort basis) without having a substantial discount on the placing price or offer price. However, the Directors believe that the issue of the Convertible Notes I, the Convertible Notes II and the Subscription Shares with a reasonable discount (which are discussed under the section headed "Comparison" below in this letter) is in the interests of the Shareholders.

Having considered the thin trading volume of the Shares and the Starbow Group's unsatisfactory financial position as stated in the section headed "Background information" above, we are of the view and concur with the view of the Directors that the CN Subscription, the Share Subscription and the CN Placing is among the best fund-raising alternative available to the Company.

(b) Use of proceeds from the CN Subscription, CN Placing and Share Subscription

The proceeds from the CN Subscription and CN Placing are intended to be used primarily for funding the establishment of a new center by the Company for the provision of health check, advance diagnostic imaging services, day care observation services and medical laboratory related services in Hong Kong (the "New Business"). The proceeds from the Share Subscription are intended to be used as general working capital. The reasons for the establishment of the New Business are described under the section headed "Reason for Share Placing, Share Subscription, CN Subscription and CN Placing" in the Letter.

In order to illustrate industry information regarding the New Business to the Shareholders, we conducted some market research regarding the New Business in Hong Kong. The discussion paper "Building a Healthy Tomorrow" (the "Report") reported by the Health and Medical Development Advisory Committee ("HMDAV") and the response of the Hospital Authority ("HA") to the Report (the "Response") illustrated the service model for healthcare both in the public sector and private sector and to propose long-term healthcare financing options in Hong Kong. According to the Report and the Response, we noted that both HMDAV and HA agreed with the policy directions and recommendations proposed in the Report in which the emphasis is about the movement towards preventive and primary care and to intensify private sector involvement in the healthcare that is in keeping with international trend. According to the Report, for the year 2004 to 2005, the expenditure on public health care services totaled to approximately HK$30.2 billion and constituted approximately 14.4% of the recurrent public expenditure. Of every HK$100 received from tax revenue, approximately HK$22 was spent on public health care – a ratio which among the highest in developed economies. The main reason is that heavily subsidized public health care services by the Hong Kong Government take care of most of the more expensive hospital services vis-a-vis the private sector. As stated in the Report and the Response, HMDAV and HA recommend to transit the elderly care services and long-term and rehabilitation care services to the private sector from the traditional public sector.

The Directors believe that the proposed transition as stated above would result in the growth of the private healthcare sector and the establishment of the New Business is in line with the trend as stated in the Report. We believe the views of the Directors above are reasonably formed.

We also noted that there is no listed company on the Main Board of the Stock Exchange has identical business to the New Business of the Company. In order to demonstrate the performance of the New Business in Hong Kong, we choose the listed companies on the Main Board of the Stock Exchange that engaged in business that is similar to the New Business and find that only one Main Board listed company – Quality Healthcare Asia Limited (the "Comparable") has engaged in the business of provision of a wide range of

integrated healthcare services that is similar to the New Business. The turnover and the net profit of the Comparable was approximately HK$788.3 million and HK$45.0 million in 2004 respectively which represented an increase of approximately 6% and 84% respectively when compared to the previous year.

3. Terms of the Convertibles Notes and the Share Subscription

The terms of the Convertible Notes I and Convertibles II have been negotiated between the Company and Top Act and between the Company and the Placing Agent respectively.

The terms of the Convertible Notes

Issuer	:	The Company
Principal amount	:	HK$120,000,000 (being the aggregate of HK$60,000,000 for the Convertible Notes I and the maximum of HK$60,000,000 for the Convertible Notes II).
Maturity date	:	The date falling on the fourth anniversary of the date of issue of the Convertible Notes. Any unredeemed and unconverted Convertible Notes will be redeemed at 100% of the outstanding principal amount together with any accrued interests in cash.
Initial conversion price	:	HK$0.041 per Conversion Shares. The initial conversion price was determined on an arm's length basis respectively between the Company and Top Act, and between the Company and the Placing Agent, with reference to, among other things, the performance of the Share price. The initial conversion price is subject to adjustments, including consolidation or subdivision of shares, which may or may not occur. The conversion price of HK$0.041 per Conversion Share represents: (i) a discount of approximately 12.77% to the closing price of HK$0.047 per Share as quoted on the Stock Exchange on the Last Trading Day; (ii) a discount of approximately 5.53% to the average closing price of the Shares of HK$0.0434 per Share as

quoted on the Stock Exchange for the five trading-day period up to and including the Last Trading Day; (iii) a premium of about 73.73% over the net asset value per Share of approximately HK$0.0236 based on the consolidated net assets of the Company as at 31 March 2005 as shown in its audited financial statements for the year ended on that date; (iv) a premium of approximately 135% over the net asset value per Share of approximately HK$0.017 based on the unaudited net asset value of the the Company of approximately HK$15,358,000 as at 30 September 2005 and 882,936,853 Shares in issue as at the Latest Practicable Date; and (v) a discount of about 60.19% to the closing price of HK$0.103 per Share on the Stock Exchange on 17 January 2005, being the Latest Practicable Date.

The holders of the Convertible Notes shall have the right at any time after the issue of the Convertible Notes to convert any outstanding amount of the Convertible Notes at a denomination of HK$1,000,000 each into the Conversion Shares at the conversion price, unless the amount remaining on exercise of the conversion rights shall be less than HK$1,000,000. The board lot size of Shares is 20,000.

Ranking	:	The Conversion Shares, when allotted and issued will rank pari passu in all respect with the other Shares in issue as at the date of issue of the Conversion Shares.
Interest	:	1% per annum payable half yearly in arrears.
Transferability	:	The Convertible Notes may be transferred or assigned to any third parties without the prior written consent of the Company. Save with the consent of the Stock Exchange, none of the Convertible Notes may be transferred to a "connected person" (as defined in the Listing Rules) of the Company. The Company shall give notice to the Stock Exchange for any transfer of the Convertible Notes and shall state whether any connected person of the Company is involved.

Voting rights	:	The Convertible Notes do not confer any voting rights at general meetings of the Company on the holder(s) of the Convertible Notes.
Events of default	:	The events of default provisions which provide that on the occurrence of certain events of default specified in the Convertible Notes (e.g. liquidation), each of the holders of the Convertible Notes shall be entitled to demand for immediate repayment of the principal amount outstanding and accrued but unpaid interest under the relevant Convertible Notes.
Conditions	:	Convertible Notes I

(i) the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the Conversion Shares falling to be allotted and issued upon exercise of the conversion rights attached to the Convertible Notes I;

(ii) the passing by the Independent Starbow Shareholders at the SGM of an ordinary resolution by way of poll approving the CN Subscription Agreement and the transactions contemplated thereunder including but not limited to the issue of the Convertible Notes I and the allotment and issue of the relevant Conversion Shares;

(iii) the passing by the Independent Starbow Shareholders at the SGM of an ordinary resolution by way of poll approving the Whitewash Waiver; and the granting of the Whitewash Waiver by the Executive in accordance with the Takeovers Code;

(iv) the Bermuda Monetary Authority granting by the permission for the issue and free transferability of the Convertible Notes I and the Conversion Shares, or if no such permission is necessary, a legal advice issued by the Bermuda legal counsel of the Company confirming the same;

(v) the passing by the Independent Town Health Shareholders at the Town Health EGM of an ordinary resolution by way of poll approving the CN Subscription Agreement and the transactions contemplated thereunder; and

(vi) no event having occurred or occurring which would terminate the CN Subscription Agreement.

The conditions set out above cannot be waived by the Company or the CN Subscriber.

Convertible Notes II

(i) the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the Conversion Shares falling to be allotted and issued upon exercise of the conversion rights attached to the Convertible Notes II to be placed under the CN Placing Agreement;

(ii) the passing by the Independent Starbow Shareholders at the SGM by way of poll of an ordinary resolution approving the CN Placing Agreement, the issue of Convertible Notes II and the allotment and issue of the relevant Conversion Shares and other transactions contemplated thereunder;

(iii) the completion of CN Subscription Agreement; and

(iv) no force majeure event having occurred or occurring under the CN Placing Agreement.

The abovementioned conditions cannot be waived by either the Company or the Placing Agent.

The terms of the Subscription Shares have been negotiated between the Company and Share Subscriber.

Number of Subscription Shares	:	100,000,000
Subscription price	:	HK$0.038, represents (i) a discount of approximately 19.15% to the closing price of HK$0.047 per Share quoted on the Stock Exchange on 4 November 2005, being the Last Trading Day; (ii) a discount of approximately 12.44% to the average closing price of approximately HK$0.0434 per Share as quoted on the Stock Exchange over the last five trading days up to and including the Last Trading Day; and (iii) a discount of approximately 63.11% to the closing price of HK$0.103 per share as quoted on the Stock Exchange as at the Latest Practicable Date.
Conditions	:	Completion of the Share Subscription is conditional upon: (1) the Listing Committee of the Stock Exchange having granted approval for the listing of, and permission to deal in, the Subscription Shares; (2) the passing by the Independent Starbow Shareholders at the SGM of ordinary resolutions by way of poll approving the Share Subscription Agreement, the issue of the Subscription Shares, and the transactions contemplated thereunder; (3) the passing by the Independent Starbow Shareholders at the SGM of ordinary resolutions by way of poll approving the Whitewash Waiver and the granting of the Whitewash Waiver by the Executive in accordance with the Takeovers Code; and (4) no event having occurred or occurring which would terminate the Share Subscription Agreement.

		The conditions set out above cannot be waived by the Company or the Share Subscriber.
Completion	:	The Share Subscription is to be completed on or before the third business day after satisfaction of the conditions as stated above (or such later date as may be agreed amongst the parties hereto.)

4. Comparison

(a) *Comparison between the terms of the Convertible Notes and the terms of the recent convertible notes/bonds issued by other listed companies on the Main Board of the Stock Exchange*

To the best of our knowledge and based on the information from the Stock Exchange website, we understand that there is no company listed on the Main Board of the Stock Exchange that has issued convertible notes or bond recently and engages in business identical to the existing business and New Business of the Company. In addition, as stated in the paragraph headed "Conversion Price" below in this letter, we consider that the historical price performance of the Shares does not serve a meaningful reference to assess whether or not the initial conversion price of the Convertible Notes is fair and reasonable, therefore, we consider to use other recent convertible notes announced by companies listed on the Main Board of the Stock Exchange for comparison. Although we consider that the comparable company set out below are not identical to the Company in term of the business and financial position, the purpose of showing the comparison is to provide additional information to the Shareholders about other convertible notes or bonds issued by companies listed on the Main Board of the Stock Exchange recently. In order to illustrate the most recent convertible notes, we have identified and reviewed all unlisted convertible notes with fixed initial conversion price and fixed interest rate announced by companies listed on the Main Board of the Stock Exchange for the period from 10 October 2005 to 9 December 2005, being the two-month period immediately before the date of the Announcement. We consider the adoption of such a two-month period in our analysis is appropriate as it provides an insight on the principal terms of the convertible notes recently

issued by other listed companies under similar market environment. The following tables sets out the key terms of these market comparables (the "CN Comparables"):

Date of announcement	Company name	Principal business	Principal amount (HK$' million)	Interest rate per annum	Premium/ (Discount) of conversion price over/to the respective audited net asset value per share	Premium/ (Discount) of conversion price over/to closing price of the last trading day immediately prior to the date of the respective announcement	Premium/ (Discount) of conversion price over/to average closing price for the last five trading days up to and including the last trading day immediately prior to the date of the respective announcement
13 October 2005	Get Nice Holdings Limited (Stock code: 64)	Provision of a range of financial services including brokerage services for securities, futures and options and margin financing, and advisory service in corporate finance in Hong Kong	300	2.00%	(20.93%)	3.0%	(1.50%)
14 October 2005	Interchina Holdings Limited (Stock code: 202)	Development of environmental protect and water treatment operation, city development and investment operation, property investment, securities and financial operation	90	4.50%	(52.38%)	212.5%	220.51%
20 October 2005	Orient Industries Holdings Limited (Stock code: 353)	Design, manufacture and sale of a wide range of carpets under its own brand name Jackley, and trading of carpets with renowned brand names such as Interface, Bentley and Toli	7	Zero	66.67%	2.0%	12.36%
31 October 2005	Shanghai Real Estate Limited (Stock code: 1207)	Property developments and technology investment and operation in Shanghai	386	3.50%	22.72%	18.4%	18.42%

Date of announcement	Company name	Principal business	Principal amount (HK$' million)	Interest rate per annum	Premium/ (Discount) of conversion price over/to the respective audited net asset value per share	Premium/ (Discount) of conversion price over/to closing price of the last trading day immediately prior to the date of the respective announcement	Premium/ (Discount) of conversion price over/to average closing price for the last five trading days up to and including the last trading day immediately prior to the date of the respective announcement
10 November 2005	Imagi International Holdings Limited (Stock code: 585)	Production and licensing of 3D computer graphics animation and provision of management consultancy services	20	3%	95.35%	17.5%	15.7%
14 November 2005	Signal Media and Communications Holdings Ltd (Stock code: 2362)	Development and distribution of solvent pesticides and property investment	51	Zero	88.80%	(17.8%)	9.4%
9 December 2005	The Company	Manufacture and sales of garment in the PRC	60	1%	72.72%	(12.77%)	(5.53%)

Source: website of the Stock Exchange

Given the premium and discount represented by the conversion prices of the convertible notes respectively issued by Interchina Holdings Company Limited was largely deviated from those issued during the two-month period immediately before the date of the Announcement as listed above, we have chosen not to include it as part of the market comparables (the "CN Market Comparables") in the following analysis.

(i) Interest rate

The interest rate range of the CN Market Comparables is from zero to 3.50% per annum, with an average interest rate of approximately 1.7% per annum. As advised by the Directors, the banking facilities available to the Starbow Group as at the Latest Practicable Date bear annual interest rates ranging from 5.7% to 6.7%. Besides, according to the information provided in the website of The Hongkong and Shanghai Banking Corporation Limited, the prevailing best lending rate as at the date of the Announcement was 7.50% per annum. After taking into account that the interest rate of the Convertible Notes of 1% per annum

which (i) fall within the interest rate range of the CN Market Comparables; (ii) is lower than the average interest rate of the CN Market Comparables; (iii) is lower than the borrowing cost of the Starbow Group for its existing banking facilities; and (iv) is lower than the prevailing best lending rate (as quoted by The Hongkong and Shanghai Banking Corporation Limited) as at the date of the Announcement, we are of the view that the interest rate of the Convertible Notes is fair and reasonable.

(ii) Conversion price

The conversion prices of the CN Market Comparables ranged from (i) a discount of approximately 17.8% to a premium of approximately 18.4% over the respective closing price of the last trading day immediately prior to the date of the respective announcement ("Last Trading Day Range"); (ii) a discount of approximately 1.5% to a premium of approximately 18.42% over the respective average closing price for the last 5 trading days up to and including the last trading day immediately prior to the date of the respective announcement ("5-day Average Range"); and (iii) a discount of approximately 20.93% to a premium of approximately 95.35% to the respective net assets per share ("NTA Range").

The initial conversion price of the Convertible Notes of HK$0.041 represents (i) a discount of approximately 12.77% to the closing price of HK$0.047 per Share quoted on the Stock Exchange on 4 November 2005, being the day prior to the suspension of trading in the Shares immediately before the issue of the Announcement, which discount is within the Last Trading Day Range; (ii) a discount of approximately 5.53% to the average closing price of HK$0.0434 Share as quoted on the Stock Exchange for the last 5 trading days up to and including 4 November 2005, which discount is higher than the 5-day Average Range; and (iii) a premium of approximately 73.73% to the net asset value per Share of approximately HK$0.0236 based on the consolidated net asset of the Company as at 31 March 2005, which is within the NTA Range.

The Letter states that the initial conversion price of the Convertible Notes I and Convertible Notes II was determined on arm's length basis between the Company and the CN Subscriber and between the Company and the Placing Agent respectively, with reference to, among other things, the performance of the Share price. The charts below illustrate the historical closing price per Share during the 12 months ended 8 December 2005 (the "Relevant Period").


Closing price (HK$)
0.16
0.14
0.12
0.10
0.08
0.06
0.04
0.02
0.00
2004/12/10
2005/01/03
2005/02/01
2005/03/01
2005/04/01
2005/05/03
2005/06/01
2005/07/04
2005/08/01
2005/09/01
2005/10/3
2005/11/01
2005/12/01
2006/01/03

Source: www.sehk.com.hk

As demonstrated above, the closing price of the Share hit a high of HK$0.086 on 7 January 2005 and a low of HK$0.035 on 24 October 2005. The Shares have mostly traded above the initial conversion price of the Convertible Notes of HK$0.041 during the Review Period. We noted that the closing price of the Shares has been on a decreasing trend during the Review Period. On 12 December 2005, the first day of resumption of the trading of the Shares, the closing price of the Shares reached HK$0.149 per Share, representing an approximately 217% increase over the closing price of the Shares of HK$0.047 per Share on the Last Trading Day. As at the Latest Practicable Date, the Shares closed at a price of HK$0.103 per Share, which is approximately 119% higher than that on the Last Trading Day.

The following table shows the average daily trading volume of the Shares for a 12 months period from 10 December 2004 up to and including 9 December 2005, and the average daily trading volume of the Shares to the total number of issued Shares held by the public.

Month	Total trading volume for the month *(shares)*	Number of trading days in the month	Average daily trading volume for the month *(shares)*	Approximately percentage of average daily trading volume for the month to total number of issued Shares held by the public *(Note 4)*
2004				
December *(Note 1)*	14,113,420	15	940,895	0.13
2005				
January	9,450,570	21	450,027	0.06
February	11,510,726	17	677,102	0.09
March	26,416,880	21	1,257,947	0.17
April	2,197,530	20	109,877	0.01
May	823,038	20	41,152	0.01
June	13,607,750	22	618,534	0.08
July	4,362,400	20	218,120	0.03
August	1,234,980	22	56,135	0.01
September	826,460	21	39,355	0.01
October	30,055,700	20	1,502,785	0.20
November *(Note 2)*	7,266,628	4	1,816,657	0.24
December *(Note 3)*	-	-	-	-

Note 1: Since 10 December 2004

Note 2: Up to and including 4 November 2005

Note 3: The trading of Shares was suspended up to 9 December 2005

Note 4: Based on 742,630,853 issued Shares held by public hands as at the Latest Practicable Date

Source: *www.sehk.com.hk*

According to the table above, the trading of the shares remained relatively low and less than 0.25% of the issued Shares held in public hands were traded in each of the 12 months during the Relevant Period.

As indicated above, closing price of the Shares have been at most of time consistently and significantly higher than the initial conversion price of the Convertible Notes which represents a discount to the market prices of the Shares both before and after the release of the Announcement. However, Independent Starbow Shareholders should also note that the price of the Shares had been on an overall downward trend during the Relevant Period. The closing price of the Shares had declined substantially for approximately 59% from the highest level of HK$0.086 per Shares on 7 January 2005 to the lowest level of HK$0.035 per Share on 24 October 2005. Consequently, we consider that the historical price performance of the Shares does not serve a meaningful reference to assess whether the initial conversion price of the Convertible Notes is fair and reasonable, particularly after taking into account the low liquidity of the Shares during the Relevant Period.

Given the Starbow Group's loss making operations, unsatisfactory financial performance, premium of the initial conversion price of the Convertible Notes to net assets value per Shares and low liquidity of the Shares during the Relevant Period, we consider a discount to the market price will be unavoidable in order to attract any investor for significant amount of the convertible notes.

(iii) Redemption upon maturity

Unless previously converted and subject to and in accordance with the terms and conditions of the Convertible Notes, the Company will repay 100% of the principal amount outstanding under the Convertible Notes together with any accrued interest in cash thereon on the fourth anniversary of the date of issue of the Convertible Notes.

Without incurring extra cost other than the interest payment, the Starbow Group is only required to redeem the Convertible Notes at face value without any premium. Therefore, we are of the view that the redemption rate of 100% of the principal amount outstanding upon maturity of the Convertible Note is in the interests of the Company and the Shareholders as a whole.

In conclusion, based on the foregoing, we are of the view that the terms of the Convertible Notes are fair and reasonable and are in the interest of the Company and the Independent Starbow Shareholders as a whole.

(b) *Comparison between the terms of the Share Subscription and the terms of the recent share placement by other listed companies on the Main Board of the Stock Exchange*

To the best of our knowledge and based on the information from the Stock Exchange websites, we understand that there is no company listed on Main Board of the Stock Exchange that conducted placing of new shares recently and engages in business identical to the existing business and New Business of the Company. In addition, as stated in the paragraph headed "Conversion Price" above in this letter, we consider that the historical price performance of the Shares does not serve a meaningful reference for comparison, therefore, we consider to use other recent shares placement announced by companies listed on the Main Board of the Stock Exchange for comparison. Although we consider that the comparable company that set out below are not identical to the Company in term of the business and financial position, the purpose of showing the comparison is to provide additional information to the Shareholders about the other share placement by listed companies on the Main Board of the Stock Exchange recently. In order to assess the fairness and reasonableness of the principal terms of the Share Subscription, we have identified and reviewed all share placement with similar amount of fund rising announced by companies listed on the Main Board of the Stock Exchange for the period from 10 October 2005 to 9 December 2005, being the two-months period immediately before the date of the Announcement. We consider the adoption of such a two-month period in our analysis is appropriate as it provides an insight on the principal terms of the share placement recently done by other listed companies under similar market

environment. The following tables sets out the key terms of these market comparables (the "Share Placing Comparables"):

Date of announcement	Company name	Principal business	Particulars	Principal amount (HK$' million)	Premium/ (Discount) of placing price over/to the respective audited net asset value per share	Premium/ (Discount) of placing price over/to Closing price of the last trading day immediately prior to the date of the respective announcement	Premium/ (Discount) of placing price over/to average closing price for the last five trading days up to and including the last trading day immediately prior to the date of the respective announcement
18 October 2005	Wah Yuen Holdings Limited (Stock code: 2349)	Production and distribution of snack food and convenience frozen food in Hong Kong and the PRC	Placing of new shares	5.6	(55.1%)	79.4%	73.5%
28 October 2005	Sky Hawk Computer Group Holdings Limited (Stock code: 1129)	Manufacture and distribution of medium to premium PC peripherals, networking products and computer accessories	Top-up placing	5.8	(90%)	(3.85%)	(9.75%)
28 October 2005	Sky Hawk Computer Group Holdings Limited (Stock code: 1129)	Manufacture and distribution of medium to premium PC peripherals, networking products and computer accessories	Placing of new shares	4.1	(90%)	(3.85%)	(9.75%)
9 December 2005	The Company	Manufacture and sales of garment in the PRC	Subscription of Shares	3.8	61.02%	(19.15%)	(12.44%)

The placing price of the Share Placing Comparables ranged from (i) a discount of approximately 3.85% to a premium of approximately 79.4% over the respective closing price of the last trading day immediately prior to the date of the respective announcement ("Share Placing Last Trading Day Range"), (ii) a discount of approximately 9.75% to a premium of approximately 73.5% over the respective average closing price for the last 5 trading days up to and including the last trading day immediately prior to the date of the respective announcement ("Share Placing 5 day Average Range"), and (iii) a discount of approximately 55.1% to approximately 90% to the respective audited net asset per share.

The subscription price per Subscription Share of HK$0.038 represents (i) a discount of approximately 19.15% to the closing price of HK$0.047 per Share quoted on the Stock Exchange on 4 November, 2005 being the trading day prior to the suspension of trading in the Shares prior to the date of the Announcement, which discount of 19.15% is higher than the Share Placing Last Trading Day Range; (ii) a discount of approximately 12.44% to the average closing price for the last 5 trading days up to and including the last trading day, which discount of 12.44% is higher than the Share Placing 5 day Average Range; and (iii) a premium of approximately 61.02% over the net assets value per Share of approximately HK$0.0236 based on the audited net asset value of the Company as at 31 March 2005 of approximately HK$20,812,000 and the 882,936,853 Shares outstanding as at the Latest Practicable Date, which premium is higher than that of the Share Placing Comparables.

Given the Starbow Group's loss making operations, unsatisfactory financial performance, a premium of the subscription price of the Subscription Share to net assets value per Share and low liquidity of Shares during the Relevant Period, we consider a discount of the subscription price of the Subscription Share to the market price will be unavoidable in order to attract any investor for a significant amount of the Subscription Shares.

In conclusion, based on the foregoing, we are of the view that the terms of the Share Subscription are fair and reasonable and are in the interest of the Company and the Independent Starbow Shareholders as a whole.

5. Financial effects on the Starbow Group

The following analyze are for illustration purpose only.

(a) Convertible Notes I and Convertible Notes II

(i) Net asset value (the "NAV")

As stated in the Annual Report, the Starbow Group recorded an audited NAV of approximately HK$20.8 million as at 31 March 2005. As stated in the Interim Report, the Starbow Group recorded an unaudited NAV of approximately HK$15.4 million as at 30 September 2005.

Upon completion of the CN Subscription and the CN Placing, the cash and bank balance of the Company would increase by HK$112 million (assuming the Convertible Notes are fully issued) while the non-current liabilities of the Company would increase by HK$120 million (assuming the Convertible Notes are fully issued), thereby the NAV will decrease by approximately HK$8 million.

Based on the unaudited NAV of approximately HK$15.4 million as at 30 September 2005 and 882,936,853 Shares in issue, the net tangible asset value per Share will increase approximately 96.5% from approximately HK$0.017 per Share to approximately HK$0.0334 per Share if the Convertible Notes are fully converted at the initial conversion price.

(ii) Gearing ratio (outstanding borrowings over shareholders' fund)

According to the Interim Report, as at 30 September 2005, the Starbow Group had total bank borrowings of approximately HK$34.1 million in which approximately HK$27.3 million are repayable within one year and shareholders fund of approximately HK$15.4 million. The gearing ratio will increase from approximately 2.21 times to approximately 20.8 times if the Convertible Notes are issued but would decrease substantially to approximately 0.27 times if the Convertible Notes are fully converted.

(iii) Liquidity

According to the Interim Report, as at 30 September 2005, the Starbow Group had cash and cash equivalent of approximately HK$0.8 million. Upon the completion of the CN Subscription and the CN Placing, the cash and cash equivalent would increase by approximately HK$112 million (assume the Convertible Notes are fully issued). In light of the financial position of the Starbow Group, we consider that the CN Subscription and the CN Placing would substantially improve the liquidity of the Starbow Group.

(b) Share Subscription

(i) NAV

As stated in the Annual Report, the Starbow Group recorded an audited NAV of approximately HK$20.8 million as at 31 March 2005. As stated in the Interim Report, the Starbow Group recorded an unaudited NAV of approximately HK$15.4 million as at 30 September 2005.

Upon completion of the Share Subscription, the cash and bank balance of the Company would increase by approximately HK$3.8 million.

(ii) Gearing ratio (outstanding borrowings over shareholders' fund)

As at 30 September 2005, the Starbow Group had total bank borrowings of approximately HK$34.1 million in which approximately HK$27.3 million are repayable within one year and shareholders fund of approximately HK$15.4 million.

Upon the completion of the Share Subscription, the gearing of the Starbow Group would improve from approximately 2.21 times to approximately 1.78 times.

(iii) Liquidity

According to the Interim Report, as at 30 September 2005, the Starbow Group had cash and cash equivalent of approximately HK$0.8 million. Upon the completion of the Share Subscription, the cash and cash equivalent would increase by approximately HK$3.8 million. In light of the financial position of the Starbow Group, we consider that the issue of the Subscription Shares would improve the liquidity of the Starbow Group.

(c) Dilution on the shareholdings rights of the Independent Starbow Shareholders

Upon (i) full conversion of the Convertible Notes I at the conversion price of HK$0.041 per Share; and (ii) the completion of the Share Subscription, approximately 1, 463,414,634 new Shares and 100,000,000 new Shares will be issued by the Company, representing approximately 166% and approximately 11.3% of the existing share of the Company respectively and approximately 59.8% and approximately 4.1% of the enlarged issued share capital of the Company respectively as a result of the full conversion of the Convertible Notes I and the issued of the Subscription Shares based on 882,936,853 Shares currently in issue as at the Latest Practicable Date.

Upon (i) full conversion of the Convertible Notes at the conversion price of HK$0.041 per Share; and (ii) the completion of the Share Subscription, approximately 2,926,829,268 new Shares and 100,000,000 new Shares will be issued by the Company, representing approximately 331% and approximately 11.3% of the existing share of the Company respectively and approximately 74.9% and approximately 2.4% of the enlarged issued share capital of the Company respectively as a result of the full conversion of the Convertible Notes and the issued of the Subscription Shares based on 882,936,853 Shares currently in issue as at the Latest Practicable Date. Please refer to the section headed "Effect on shareholdings structure" in the Letter for the detailed information of the dilution effect on shareholding of the Shareholders immediately before and after the CN Subscription, the CN Placing and the Share Subscription.

The shareholding interest of the existing public shareholders will reduced from approximately 84.11% to approximately 30.4% and approximately 19.0% respectively upon full conversion of the Convertible Notes I at the initial conversion price and completion of the Share Subscription and upon full conversion of the Convertible Notes at the initial conversion price and completion of the Share Subscription respectively.

6. **Whitewash Waiver**

The Company would issue the Convertible Notes I in dollar value of approximately HK$60 million to Top Act and net proceed of approximately HK$57 million, in which (i) approximately HK$50 million is to finance the establishment of new center by the Company for the provision of the health check, advance diagnostic imaging services, day care observation services and medical laboratory related services in Hong Kong and (ii) approximately HK$7 million will be used as general working capital for the Starbow Group. In addition, the Company also issue 100,000,000 new Shares to Central View and net proceed of approximately HK$3.8 million, in which is used as the general working of the Starbow Group.

The Directors informed us that due to the illiquid state of the Shares and the unimpressive financial performance of the Company, they believe that other alternative fund raising methods would not be in the interest of the Shareholders. Please refer to the paragraph headed "Reasons for the CN Subscription, the Share Subscription and the CN Placing" above in this letter for detailed information. Given the foreseeable need of funds for the further development, the Directors considered issuing the Convertible Notes I and Subscription Shares are fair and reasonable. If Top Act and parties acting in concert with it increase their shareholdings over 30% or more as a result of the conversion of the Convertible Note 1, Top Act would be obligated to make a mandatory general offer under Rule 26 of the Takeovers Code. As Top Act does not intend to make such a general offer, the Directors have been informed by Top Act that an application has been made by Top Act to the Executive for the Whitewash Waiver. The Executive has agreed to grant the Whitewash Waiver, subject to a vote by way of poll, by the Independent Starbow Shareholders at the Special General Meeting. If the Whitewash Waiver is not obtained, the CN Subscription and Share Subscription will not proceed.

If upon completion of the CN Subscription and Share Subscription and the Whitewash Waiver is granted by the Executive and approved by the Independent Starbow Shareholders in the SGM, Top Act and parties acting in concert with it hold more than 50% of the enlarged issued share capital of the Company after the exercise by Top Act of the conversion rights attached to the Convertible Notes I at the initial conversion price of HK$0.041 per Share, Top Act and parties acting in concert with it will be allowed to increase their shareholdings in the Company without incurring any further obligation under Rule 26 of the Takeovers Code to make a general offer.

In this regard, if the Whitewash Waiver is not approved by the Independent Starbow Shareholders, the parties to CN Subscription and Share Subscription will not be able to proceed as certain conditions to the CN Subscription and Share Subscription are not fulfilled. Accordingly, in the view of the Directors, the establishment of a new center by the Company for the provision of the health check, advance diagnostic imaging services, day care observation services and medical laboratory related services in Hong Kong will not proceed as most of the proceeds from the CN Subscription is used as funding to finance the aforesaid establishment of new center.

RECOMMENDATION

Having considered the above principal factors concerning the CN Subscription, Share Subscription and CN Placing, we are of the view that the terms of CN Subscription, Share Subscription and CN Placing are fair and reasonable so far as the Independent Starbow Shareholders are concerned and are in the interest of the Company and the Independent Starbow Shareholders as a whole. Accordingly, we would advise the Independent Board Committee to recommend to the Independent Starbow Shareholders to vote in favour of the resolution to approve the CN Subscription, Share Subscription and CN Placing to be proposed at the SGM.

Having taken into account our recommendation on the CN Subscription and Share Subscription above, we consider it to be fair and reasonable for the Independent Starbow Shareholders to approve the Whitewash Waiver. Accordingly, we would advise the Independent Board Committee to recommend to the Independent Starbow Shareholders to vote in favour of the resolution to approve the Whitewash Waiver to be proposed at the SGM.

Yours faithfully,
For and on behalf of
TIS Securities (HK) Limited
Kim Chan — *Director*
Kevin Chan — *Director*

The financial information set out in this appendix has been extracted from the audited financial statements of the Starbow Group for each of the three years ended 31 March 2005.

No qualified opinions were issued by the Company's auditors, HLB Hodgson Impey Cheng, for the years ended 31 March 2003 and 31 March 2004 but a qualified opinion was issued for the year ended 31 March 2005.

The report of auditors issued by HLB Hodgson Impey Cheng as extracted from the annual report of the Company for the financial year ended 31 March 2005 is reproduced below:

HLB 國衛會計師事務所
Hodgson Impey Cheng

Chartered Accountants
Certified Public Accountants

31/F, Gloucester Tower
The Landmark
11 Pedder Street, Central
Hong Kong SAR

TO THE SHAREHOLDERS OF
STARBOW HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 15 to 54 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 90 of the Companies Act 1981 of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and the Company's circumstances, consistently applied and adequately disclosed.

We planned our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. However, the evidence available to us was limited as follows:

RECOVERABILITY OF OTHER RECEIVABLES

Included in other debtors, deposits and prepayments in the Group's consolidated balance sheet as at 31 March 2005 is an amount due from a debtor of approximately HK$41,005,000, further details of which are disclosed in Note 17 to the financial statements. The debtor agreed that the balance would be settled in full by 31 December 2005. However, we have been unable to obtain reliable information to assess the financial position of this debtor. Accordingly, we have been unable to obtain sufficient audit evidence either to ascertain if this debt can be recovered in full, or to determine the amount of provision, if any, required to be reflected in the financial statements.

Any adjustments that might have been found to be necessary in respect of the matter set out above would have a consequential impact on the net loss of the Group for the year ended 31 March 2005, the net assets of the Group as at 31 March 2005, and on the classification of such items and their related disclosures in the financial statements as at and for the year ended 31 March 2005.

In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

FUNDAMENTAL UNCERTAINTIES RELATING TO THE GOING CONCERN BASIS

In forming our opinion, we have considered the adequacy of the disclosures made in Note 1 to the financial statements concerning the adoption of the going concern basis on which the financial statements have been prepared. As explained in Note 1 to the financial statements, the validity of the going concern basis depends upon the Group's ability to raise additional equity funding from the Company's existing and/or new shareholders, the Group's success in recovering its outstanding trade and other receivables, the continuing financial support from the Group's bankers and other providers of finance, the successful attainment of profitable and positive cash flow operations and the successful outcome of the implementation of the other measures noted above. The financial statements do not include any adjustments that might be necessary if these measures were not to be successful or insufficient, or if the going concern basis were not to be appropriate and/or the financial support mentioned above would be withdrawn. We consider that appropriate disclosures have been made and our opinion is not qualified in this respect.

QUALIFIED OPINION ARISING FROM LIMITATION OF AUDIT SCOPE

Except for any adjustments that might have been found to be necessary had we been able to obtain sufficient evidence concerning the recoverability of the amount due from the debtor as referred to above, in our opinion the financial statements give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2005 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

In respect alone of the limitation on our work relating to the amount due from the debtor as referred to above, we have not obtained all the information and explanations that we considered necessary for the purpose of our audit.

HLB Hodgson Impey Cheng
Chartered Accountants
Certified Public Accountants

Hong Kong, 26 July 2005

1. SUMMARY OF FINANCIAL RESULTS FOR THE THREE YEARS ENDED 31 MARCH 2005

Consolidated Income Statement
For the three years ended 31 March 2005
(Expressed in Hong Kong dollars)

	2005	2004	2003
	HK$'000	*HK$'000*	*HK$'000*
Turnover	4,150	23,117	23,410
Cost of sales	(5,010)	(20,917)	(21,194)
Gross (loss)/ profit	(860)	2,200	2,216
Other revenues	619	605	742
Other net income	1,980	8,872	11,660
Net unrealised holding losses on other investments	(10,317)	-	-
Administrative and other operating expenses	(17,081)	(9,954)	(17,313)
Amortisation of intangible assets	-	-	(13,032)
Provision for write-downs and impairments	-	-	(91,779)
Loss on disposal of subsidiaries	(13)	-	(14,118)
(Loss)/ profit from operations	(25,672)	1,723	(121,624)
Finance costs	(3,087)	(1,601)	(285)
(Loss)/ profit from ordinary activities before taxation	(28,759)	122	(121,909)
Income tax	(10)	(26)	-
(Loss)/ profit from ordinary activities after taxation	(28,769)	96	(121,909)
Minority interests	-	7	(14)
(Loss)/ profit attributable to shareholders	(28,769)	103	(121,923)
(Loss)/ earnings per share			
– Basic	(3.89) cents	0.02 cents	(87.65) cents
– Diluted	(3.83) cents	N/A	N/A

There were no extraordinary or exceptional items during the year ended 31 March 2003, 2004 and 2005 and no dividends were declared or paid during the year ended 31 March 2003, 2004 and 2005.

2. THE AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2005

The following information has been extracted from the annual report of the Company for the year ended 31 March 2005.

Consolidated Income Statement
For the year ended 31 March 2005
(Expressed in Hong Kong dollars)

	Note	**2005** *HK$'000*	**2004** *HK$'000*
Turnover	4	4,150	23,117
Cost of sales		(5,010)	(20,917)
Gross (loss)/ profit		(860)	2,200
Other revenues	4	619	605
Other net income	4	1,980	8,872
Net unrealised holding losses on other investments		(10,317)	–
Administrative and other operating expenses		(17,081)	(9,954)
Loss on disposal of subsidiaries	7	(13)	–
(Loss)/ profit from operations	5	(25,672)	1,723
Finance costs	6	(3,087)	(1,601)
(Loss)/ profit from ordinary activities before taxation		(28,759)	122
Income tax	10	(10)	(26)
(Loss)/ profit from ordinary activities after taxation		(28,769)	96
Minority interests		–	7
(Loss)/ profit attributable to shareholders	11, 25	(28,769)	103
(Loss)/ earnings per share – Basic	12	(3.89) cents	0.02 cents
– Diluted	12	(3.83) cents	N/A

No dividends were declared or paid during the two years ended 31 March 2005.

Consolidated Statement of Changes in Equity
For the year ended 31 March 2005
(Expressed in Hong Kong dollars)

	Share capital HK$'000	Share premium account HK$'000	Capital redemption reserve HK$'000	Contributed surplus HK$'000	Retained earnings/ (accumulated losses) HK$'000	Total equity HK$'000
As at 1 April 2003	44,780	271,218	861	110,578	(412,739)	14,698
New issue of shares by way of private placements in:						
– October 2003 *(Note 23(a))*	8,800	–	–	–	–	8,800
– January 2004 *(Note 23(b))*	20,000	–	–	–	–	20,000
Share issue expenses	–	(444)	–	–	–	(444)
Net profit for the year	–	–	–	–	103	103
As at 31 March 2004 and 1 April 2004	73,580	270,774	861	110,578	(412,636)	43,157
Adjustments arising from the Capital Reduction *(Note 23(c)(i))*	(66,222)	–	–	66,222	–	–
Adjustments arising from share premium cancellation *(Note 23(c)(iv))*	–	(271,218)	–	271,218	–	–
Transfer to set off accumulated losses *(Note 23(c)(v))*	–	–	–	(549,104)	549,104	–
New issue of shares by way of private placement in November 2004 *(Note 23(d))*	1,471	5,150	–	–	–	6,621
Share issue expenses	–	(197)	–	–	–	(197)
Net loss for the year	–	–	–	–	(28,769)	(28,769)
As at 31 March 2005	8,829	4,509	861	(101,086)	107,699	20,812

Consolidated Balance Sheet
As at 31 March 2005
(Expressed in Hong Kong dollars)

	Note	2005 HK$'000	2004 HK$'000
Non-current assets			
Fixed assets	14	10,991	20,021
Current assets			
Inventories	16	6	399
Trade and other receivables	17	41,859	50,540
Other investments	18	17,430	29,426
Cash and cash equivalents		2,146	15,157
		61,441	95,522
Less: Current liabilities			
Trade and other payables	19	4,749	22,903
Current portion of obligations under hire-purchase contracts	20	–	79
Amount due to a director	21	23	5
Short-term borrowings	22	46,848	49,150
		51,620	72,137
Net current assets		9,821	23,385
Total assets less current liabilities		20,812	43,406
Less: Non-current liabilities			
Obligations under hire-purchase contracts	20	–	249
Net assets		20,812	43,157
Representing:			
Capital and reserves			
Share capital	23	8,829	73,580
Reserves	25	11,983	(30,423)
Shareholders' funds		20,812	43,157

Balance Sheet
As at 31 March 2005
(Expressed in Hong Kong dollars)

	Note	2005 HK$'000	2004 HK$'000
Non-current assets			
Interests in subsidiaries	15	–	1
Current assets			
Amounts due from subsidiaries	15	4,174	37,821
Trade and other receivables	17	8	5
Cash and cash equivalents		1,561	213
		5,743	38,039
Less: Current liabilities			
Trade and other payables	19	1,016	2,045
Amount due to a director	21	23	5
Short-term borrowings	22	–	1,980
		1,039	4,030
Net current assets		4,704	34,009
Net assets		4,704	34,010
Representing:			
Capital and reserves			
Share capital	23	8,829	73,580
Reserves	25	(4,125)	(39,570)
Shareholders' funds		4,704	34,010

Consolidated Cash Flow Statement
For the year ended 31 March 2005
(Expressed in Hong Kong dollars)

	Note	2005 HK$'000	2004 HK$'000
Net cash used in operating activities	26	(19,884)	(26,658)
Cash flows from investing activities			
Payments to acquire fixed assets		(909)	(1,033)
Payments to acquire other investments		(1,176)	(5,885)
Acquisition of a subsidiary, net of cash acquired		–	12,002
Disposal of subsidiaries	7	1,145	(18)
Proceeds from disposal of other investments		1,216	4,720
Proceeds from disposal of fixed assets		823	1,489
Net cash generated from investing activities		1,099	11,275
Cash flows from financing activities			
Net proceeds from issue of shares		6,424	28,356
Repayment of short-term borrowings		(47,642)	–
New short-term borrowings raised		47,320	–
Repayment of hire-purchase contracts		(328)	(26)
Net cash generated from financing activities		5,774	28,330
Net (decrease)/increase in cash and cash equivalents		(13,011)	12,947
Cash and cash equivalents brought forward		15,157	2,210
Cash and cash equivalents carried forward		2,146	15,157
Analysis of balances of cash and cash equivalents			
Cash and cash equivalents		2,146	15,157

As at 31 March 2005, the Group had cash and cash equivalents of approximately HK$592,000 (2004: HK$14,895,000) which are denominated in Renminbi. The remittance of these funds out of the People's Republic of China ("PRC") is subject to the exchange control restrictions imposed by the PRC government.

Notes to the Financial Statements

For the year ended 31 March 2005
(Expressed in Hong Kong dollars)

1. CORPORATE INFORMATION AND BASIS OF PREPARATION OF FINANCIAL STATEMENTS

The Company was incorporated in Bermuda as an exempted company with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited.

The Company is an investment holding company. The principal activities and other particulars of its subsidiaries are set out in Note 15 to the financial statements.

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (which also include Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong, and the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The directors have prepared the financial statements on the going concern basis, the validity of which depends upon the Group's ability to raise additional equity funding from the Company's existing and/or new shareholders, the Group's success in recovering its outstanding trade and other receivables, the continuing financial support from the Group's bankers and other providers of finance, the successful attainment of profitable and positive cash flow operations and the successful outcome of the implementation of other measures.

The directors are of the view that the above measures will enable the Group to continue as a going concern and that the Group will have sufficient working capital for its present requirements. Accordingly, the directors are satisfied that it is appropriate to prepare the financial statements on the going concern basis. However, if these measures were not to be successful or insufficient, or if the going concern basis were not to be appropriate, adjustments would have to be made to the financial statements to reduce the value of the Group's assets to their recoverable amounts, to provide for any further liabilities which might arise and to reclassify non-current assets and liabilities as current assets and liabilities, respectively.

2. IMPACT OF RECENTLY ISSUED HONG KONG FINANCIAL REPORTING STANDARDS

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (the "new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 March 2005. The new HKFRSs may result in changes in the future as to how the Group's financial performance and financial position are prepared and presented.

3. PRINCIPAL ACCOUNTING POLICIES

A summary of the principal accounting policies followed by the Group in the preparation of the financial statements is set out below:

(a) Basis of measurement

The measurement basis used in the preparation of the financial statements is historical cost as modified by the marking-to-market of certain investments in securities as explained in Note 3(c) to the financial statements.

(b) Basis of consolidation

A subsidiary is a company which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors or equivalent governing body. Subsidiaries are considered to be controlled if the Group has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses, unless a subsidiary is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Company, in which case, it is stated at fair value with changes in fair value recognised in the income statement as they arise.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. All significant inter-company transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

(c) Other investments

Other investments are securities that are neither held-to-maturity debt securities nor investment securities and are stated at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of other investments are recognised in the income statement.

Profits or losses on sale of investments in securities are determined as the difference between the estimated sales proceeds and the carrying value of the investments and are accounted for in the income statement as they arise.

(d) Fixed assets and depreciation

An item of fixed asset is recognised as an asset when it is probable that future economic benefits associated with the asset will flow to the Group and the cost of the asset to the Group can be measured reliably.

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Subsequent expenditure relating to a fixed asset that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the Group. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

Depreciation is provided on the straight-line basis so as to write down the cost of fixed assets to their estimated realisable value over their anticipated useful lives at the following annual rates:

Plant, machinery and equipment	:	10% to 20%
Furniture and fixtures	:	10%
Motor vehicles	:	10%

Gains or losses arising from the retirement or disposal of fixed assets are determined as the difference between the estimated net disposal proceeds and the carrying amounts of the assets and are recognised in the income statement on the date of retirement or disposal.

(e) **Impairment of assets**

Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognised to reduce the asset to its recoverable amount. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual asset or, if it is not possible, for the cash-generating unit.

Reversal of impairment losses recognised in prior years is recorded when there is an indication that the impairment losses recognised for the asset no longer exist or have decreased. A reversal of an impairment loss is recognised as income immediately.

(f) **Inventories**

Inventories are stated at the lower of cost and net realisable value. Cost, calculated on the first-in first-out basis, comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(g) **Foreign currencies**

Transactions in foreign currencies during the year are translated into Hong Kong dollars at rates of exchange ruling at the dates of the transactions. Monetary assets and liabilities in foreign currencies are translated into Hong Kong dollars at rates of exchange ruling at the balance sheet date. All gains and losses on translation of foreign currencies are dealt with in the income statement.

The balance sheets of subsidiaries expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the income statements are translated at an average rate. Exchange differences are dealt with as a movement in reserves.

(h) **Income tax**

The charge for taxation in the income statement for the year comprises current and deferred tax.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Initial recognition of assets or liabilities that affect neither accounting nor taxable profit is regarded as a temporary difference which is not provided for. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the unused tax losses and credits can be used. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(i) Recognition of revenue

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

i. Revenue from the sale of goods is recognised on the transfer of the significant risks and reward of ownership of goods, which generally coincides with the time when the goods are delivered to customers and title has passed.

ii. Interest income is recognised on a time-apportioned basis on the principal outstanding and at the rates applicable.

iii. Dividend income is recognised when the shareholders' right to receive payment is established.

(j) Assets under leases

(i) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the income statement on a straight-line basis over the lease periods.

(ii) Finance leases

Leases that substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments. Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The corresponding rental obligations, net of finance charges, are included in liabilities. The finance charges are charged to the income statement over the lease periods. Depreciation is provided in accordance with the Group's depreciation policy (Note 3(d)).

(k) Employee benefits

Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which employees of the Group render the associated services. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

The Group participates in the mandatory provident fund for its employees in Hong Kong. Contributions to the fund by the Group and the employees are calculated as a percentage of the employees' basic salaries. The retirement benefit cost charged to the income statement represents contributions payable by the Group to the fund. The Group's contributions to the fund are expensed as incurred and the Group's voluntary contributions are reduced by contributions forfeited by those employees who leave the fund prior to vesting fully in the contributions. The assets of the fund are held separately from those of the Group in an independently administered fund.

The Group's contributions to the local government authorities in the PRC are charged to the income statement as incurred while the local government authorities in the PRC undertakes to assume the retirement obligations of all existing and future retirees of the qualified staff in the PRC.

Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(l) **Related party transactions**

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

(m) **Cash and cash equivalents**

Cash and cash equivalents comprise cash at bank and on hand, demand deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(n) **Provisions**

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

(o) **Contingent liabilities and contingent assets**

A contingent liability is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that an outflow of economic resources will be required or the amount of obligation cannot be measured reliably. A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, a provision is recognised.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. A contingent asset is not recognised but is disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

(p) **Research and development**

All research costs are charged to the income statement as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the projects are clearly defined; the expenditure is separately identifiable and can be measured reliably; there is reasonable certainty that the products are technically feasible, and the products have commercial value. Product development expenditure which does not meet these criteria is expensed when incurred.

(q) **Segment reporting**

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segments), or in providing products or services within a particular economic environment (geographical segments), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, interest-bearing loans, corporate and financing expenses and minority interests.

4. TURNOVER, REVENUES AND OTHER NET INCOME

	2005	2004
	HK$'000	*HK$'000*
Turnover		
Sale of computers and related accessories	–	20,839
Sale of garment	4,150	2,275
Sale of electronic products and components	–	3
	4,150	23,117
Other revenues		
Interest income	41	1
Sundry income	578	604
	619	605
Total revenues	4,769	23,722
Other net income		
Gain on disposal of subsidiaries	–	5,805
Reversal of impairment loss on fixed assets	–	1,291
Net unrealised holding gains on other investments	–	1,776
Short-term borrowings written back	1,980	–
	1,980	8,872

5. (LOSS)/ PROFIT FROM OPERATIONS

	2005	2004
	HK$'000	*HK$'000*
(Loss)/ profit from operations is stated after charging:		
Total staff costs		
– salaries and other allowances	2,779	3,538
– provident fund contributions	229	148
Depreciation		
– owned assets	1,581	758
– leased assets	37	12
Loss on disposal of fixed assets	7,498	250
Loss on disposal of other investments	494	195
Operating lease rentals in respect of land and buildings	518	1,477
Auditors' remuneration	280	378

6. FINANCE COSTS

	2005 HK$'000	2004 HK$'000
Other interest	1	-
Hire-purchase interest	35	8
Interest on short-term borrowings wholly repayable within five years	3,051	1,593
	3,087	1,601

7. LOSS ON DISPOSAL OF SUBSIDIARIES

The Company disposed of its entire equity interests in Broadway Stars Limited and Joint China Trading Limited at a cash consideration of HK$1,144,350 and HK$2 respectively. Further details of the subsidiaries disposed of are disclosed in Note 15 to the financial statements. The aggregate loss of approximately HK$13,000 arising from the disposal of these subsidiaries, being the difference between the aggregate proceeds of the disposal and the aggregate carrying amount of the net assets of these subsidiaries as at the respective dates of disposal, has been taken to the consolidated income statement. No tax charge or credit arose from the transactions. The aggregate carrying amounts of the assets and liabilities of the subsidiaries disposed of as at the respective dates of disposal were as follows:

	HK$'000
Net assets disposed of:	
Other investments	1,145
Other receivables	28
Other payables	(15)
Total net assets disposed of	1,158
Loss on disposal of subsidiaries	(13)
Total consideration satisfied by cash	1,145
Less: Cash and cash equivalents disposed of	-
Net cash inflow arising from disposal of subsidiaries	1,145

8. DIRECTORS' AND EMPLOYEES' REMUNERATION

Directors' remuneration disclosed pursuant to section 161 of the Hong Kong Companies Ordinance is as follows:

	2005 HK$'000	2004 HK$'000
Independent non-executive directors		
Fees	180	140
Other emoluments	-	-
Executive directors		
Fees	-	-
Salaries, allowances and benefits in kind	741	1,061
Mandatory provident fund contributions	24	30
	945	1,231

The emoluments of each of the directors of the Company were within the band of nil to HK$1,000,000.

There were no arrangements under which the directors of the Company have waived or agreed to waive any remuneration. No emoluments were paid to the directors of the Company as an inducement to join or upon joining the Group or as compensation for loss of office.

The aggregate emoluments of the five highest paid individuals for the year ended 31 March 2005 included three directors (2004: three directors) of the Company, whose remuneration have been disclosed above. Details of the remuneration of the remaining two (2004: two) highest paid, non-director employees of the Group are set out below:

	2005 *HK$'000*	2004 *HK$'000*
Salaries, allowances and benefits in kind	515	322
Mandatory provident fund contributions	18	11
	533	333

The emoluments of each of the remaining two (2004: two) highest paid, non-director employees were within the band of nil to HK$1,000,000.

No emoluments were paid by the Group to the respective five highest paid individuals, including directors, as an inducement to join or upon joining the Group or as compensation for loss of office.

9. EMPLOYEE BENEFITS

(a) Retirement scheme

Certain subsidiaries of the Group in Hong Kong participate in a pension scheme, which was registered under the Mandatory Provident Fund Schemes Ordinance (the "MPF Ordinance"), for all the employees in Hong Kong. The scheme is a defined contribution scheme effective from December 2000 and is funded by contributions from employer and employees according to the provisions of the MPF Ordinance. During the year under review, the total amount contributed by the Group to the scheme and charged to the consolidated income statement amounted to approximately HK$229,000 (2004: HK$148,000). As at 31 March 2005, there were no forfeited contributions available for the Group to offset contributions payable in future years (2004: Nil).

The subsidiary of the Group in the PRC participates in a defined contribution retirement scheme organised by the relevant local government authorities in the PRC. Each employee covered by this scheme is entitled, after retirement from the Company, to a pension as of their retirement dates. The local government authorities are responsible for the pension liabilities to these retired employees. The Company is required to make monthly contributions to the retirement scheme at a rate of 22.5% based on the eligible employees' salaries.

(b) Housing fund

The Company has opened housing fund accounts for all its PRC employees. The housing fund scheme comprised two parts, the Company and individual employees are required to contribute to the housing fund. The amount payable by each employee will be deducted from the employee's monthly salary by the Company. The ratio of housing fund to be deposited by individual employee and the Company is 7% of the average monthly salary of such employee for the previous year. Withdrawals from the fund are subject to qualifications and procedures specified under local regulations.

10. INCOME TAX

No provision for Hong Kong profits tax has been made in the financial statements as the companies operating in Hong Kong did not have any assessable profits in both current and prior years. Taxation on overseas profits has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the countries in which the Group operates.

No deferred tax liabilities are recognised in the financial statements as the Group and the Company did not have material temporary difference arising between the tax bases of assets and liabilities and their carrying amounts as at 31 March 2005 and 2004.

A deferred tax asset has not been recognised in the financial statements in respect of tax losses available to offset future profits due to the uncertainty of future profit streams against which the asset can be utilised. As at 31 March 2005, the unprovided deferred tax asset of the Group is as follows:

	2005	2004
	HK$'000	*HK$'000*
Tax effect of temporary difference attributable to estimated tax losses	10,772	6,665

The deductible temporary differences and unused tax losses do not expire under current tax legislation.

11. (LOSS)/PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The (loss)/profit attributable to shareholders includes a loss of approximately HK$35,730,000 (2004: a loss of approximately HK$3,155,000) which has been dealt with in the financial statements of the Company.

12. (LOSS)/EARNINGS PER SHARE

The calculation of the basic (loss)/earnings per share is based on the loss attributable to shareholders of approximately HK$28,769,000 (2004: profit attributable to shareholders of approximately HK$103,000) and on the weighted average of 739,545,900 shares (2004: 488,695,483 shares) deemed to be in issue during the year.

Diluted loss per share is based on 751,985,225 ordinary shares which is the weighted average number of ordinary shares outstanding during the year, adjusted for the effects of the vested options outstanding during the year.

No diluted earnings per share has been presented for the year ended 31 March 2004 as there are no dilutive potential ordinary shares in issue.

13. SEGMENT INFORMATION

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

(a) Business segments

The Group comprises the following main business segments:

1. Garment – The manufacture and sales of garment

2. Trading of securities

For the year ended 31 March 2005

	Garment HK$'000	Trading of securities HK$'000	Unallocated HK$'000	Consolidated HK$'000
Revenue from external customers	4,150	–	–	4,150
Other revenue from external customers	–	–	2,599	2,599
Total revenue	4,150	–	2,599	6,749
Segment results	(11,241)	(9,088)	–	(20,329)
Unallocated corporate income and expenses				(5,343)
Loss from operations				(25,672)
Finance costs				(3,087)
Loss from ordinary activities before taxation				(28,759)
Income tax				(10)
Net loss for the year				(28,769)

No inter-segment sales and transfers were transacted during the year.

For the year ended 31 March 2005

	Garment HK$'000	Trading of securities HK$'000	Unallocated HK$'000	Consolidated HK$'000
ASSETS				
Segment assets	53,389	17,434	–	70,823
Unallocated corporate assets	–	–	1,609	1,609
Total assets				72,432
LIABILITIES				
Segment liabilities	50,450	156	–	50,606
Unallocated corporate liabilities	–	–	1,014	1,014
Total liabilities				51,620

Other information

	Garment HK$'000	Trading of securities HK$'000
Depreciation	1,581	–
Other non-cash expenses	–	10,811

For the year ended 31 March 2004

	Sub-contracting services HK$'000	Audio and visual products and components HK$'000	Computers, software games, related accessories and copyrights HK$'000	Garment HK$'000	Trading of securities HK$'000	Unallocated HK$'000	Consolidated HK$'000
Revenue from external customers	-	3	20,839	2,275	-	-	23,117
Other revenue from external customers	-	-	-	-	-	605	605
Total revenue	-	3	20,839	2,275	-	605	23,722
Segment results	490	(31)	(551)	(1,503)	1,332	-	(263)
Unallocated corporate income and expenses							1,986
Profit from operations							1,723
Finance costs							(1,601)
Profit from ordinary activities before taxation							122
Income tax							(26)
Profit from ordinary activities after taxation							96
Minority interests							7
Net profit for the year							103

No inter-segment sales and transfers were transacted during the year.

For the year ended 31 March 2004

	Sub-contracting services HK$'000	Audio and visual products and components HK$'000	Computers, software games, related accessories and copyrights HK$'000	Garment HK$'000	Trading of securities HK$'000	Unallocated HK$'000	Consolidated HK$'000
ASSETS							
Segment assets	-	-	-	85,143	29,462	-	114,605
Unallocated corporate assets	-	-	-	-	-	938	938
Total assets							115,543
LIABILITIES							
Segment liabilities	-	-	-	67,963	21	-	67,984
Unallocated corporate liabilities	-	-	-	-	-	4,402	4,402
Total liabilities							72,386

Other information

	Sub-contracting services HK$'000	Audio and visual products and components HK$'000	Computers, software games, related accessories and copyrights HK$'000	Garment HK$'000	Trading of securities HK$'000
Capital additions	-	-	-	895	-
Depreciation	-	48	49	661	-
Other non-cash expenses	-	-	-	1	195

(b) Geographical segments

All of the Group's turnover is derived from the region of Hong Kong and the PRC, and all of the segment assets are located in this region. Accordingly, no other analysis has been disclosed.

14. FIXED ASSETS

Group	Plant, machinery and equipment *HK$'000*	Furniture and fixtures *HK$'000*	Motor vehicles *HK$'000*	Total *HK$'000*
At cost:				
As at 1 April 2004	21,218	43	638	21,899
Additions	909	–	–	909
Disposals	(8,607)	–	(638)	(9,245)
As at 31 March 2005	13,520	43	–	13,563
Accumulated depreciation:				
As at 1 April 2004	1,855	4	19	1,878
Charge for the year	1,570	4	44	1,618
On disposals written back	(861)	–	(63)	(924)
As at 31 March 2005	2,564	8	–	2,572
Net book value:				
As at 31 March 2005	10,956	35	–	10,991
As at 31 March 2004	19,363	39	619	20,021

The net book value of fixed assets of the Group includes an amount of approximately HK$ Nil (2004: HK$484,000) in respect of assets held under hire-purchase contracts. Certain of the Group's plant, machinery and equipment with an aggregate net book value of approximately HK$10,793,000 (2004: Nil) were pledged to secure a bank loan granted to the Group (Note 22).

15. INTERESTS IN SUBSIDIARIES

Company	2005 *HK$'000*	2004 *HK$'000*
Unlisted shares at cost, net of provision	–	1

The amounts due from the subsidiaries as shown on the Company's balance sheet are unsecured, interest free and have no fixed terms of repayment.

Details of the Company's principal subsidiaries as at 31 March 2005 are as follows:

Name of company	Place of incorporation/ establishment	Issued share capital/ registered capital	Principal activities and place of operations	Percentage of equity held by the Company	
				Directly	Indirectly
Nicefit Limited	British Virgin Islands	Ordinary share US$1	Securities trading in Hong Kong	100%	-
A Winner Limited	British Virgin Islands	Ordinary share US$1	Investment holding in Hong Kong	100%	-
Rollstone Limited	British Virgin Islands	Ordinary share US$1	Investment holding in Hong Kong	100%	-
上海凱祥服飾有限公司	PRC	Registered capital RMB40,000,000	Manufacture and sales of garment in PRC	-	100%

Note (i): The above list contains only the particulars of subsidiaries which principally affected the results or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

On 3 November 2004 and 8 December 2004, the Company disposed of its entire equity interests in Broadway Stars Limited and Joint China Trading Limited respectively, details of which are as follows:

Name of company	Place of incorporation/ establishment	Issued share capital	Principal activities and place of operations	Percentage of equity held by the Company
Broadway Stars Limited	British Virgin Islands	Ordinary shares US$2	Securities trading in Hong Kong	100% (Direct)
Joint China Trading Limited	Hong Kong	Ordinary shares HK$2	Trading of garment in Hong Kong	100% (Direct)

Note (ii): Pursuant to the respective sale and purchase agreement and the bought and sold notes, the Company disposed of its entire equity interests in Broadway Stars Limited and Joint China Trading Limited at an aggregate consideration of approximately HK$1,145,000 which is satisfied in cash. The aggregate consolidated results of Broadway Stars Limited and Joint China Trading Limited for the period from 1 April 2004 to the respective dates of disposal of 3 November 2004 and 8 December 2004, which have been included in the Group's consolidated income statement, were as follows:

Broadway Stars Limited and Joint China Trading Limited	Period from 1 April 2004 to the respective dates of disposal HK$'000
Turnover	–
Cost of sales	–
Gross profit	–
Net unrealised losses on other investments	(1,497)
Administrative and other operating expenses	(524)
Loss from operations	(2,021)
Finance costs	(1)
Loss after taxation	(2,022)

16. **INVENTORIES**

	Group	
	2005	2004
	HK$'000	*HK$'000*
Raw materials, at cost	6	108
Work-in-progress, at cost	–	85
Finished goods, at cost	–	206
	6	399

17. **TRADE AND OTHER RECEIVABLES**

	Group		Company	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade receivables, with ageing analysis:				
0-60 days	508	1,934	–	–
61-90 days	70	7	–	–
Over 90 days	80	286	–	–
Total trade receivables *(Note (i))*	658	2,227	–	–
Other debtors, deposits and prepayments *(Note (ii))*	41,201	48,313	8	5
	41,859	50,540	8	5

Notes:

(i) Credit is offered to customers following financial assessment and based on established payment record. Credit limits are set for individual customers and these are exceeded only with the approval of senior officials of the Group. Senior staff of the Group monitor trade debts and follow up collections periodically. General credit terms are payment by the end of the month following the month in which sales took place.

(ii) Included in other debtors, deposits and prepayments as at 31 March 2005 is an amount of approximately HK$41,005,000 (2004: HK$47,409,000) due from 上海凱托集團有限公司, an independent third party, which agreed that the balance would be settled in full by 31 December 2005. The amount is unsecured and interest-free. As the directors consider that the amount to be fully recoverable, no provision has been made as at 31 March 2005.

18. OTHER INVESTMENTS

	Group	
	2005	2004
	HK$'000	*HK$'000*
Equity securities listed in Hong Kong, at market value	17,430	29,426

As at 31 March 2005, the carrying amount of the Group's investment in the following company exceeded 10% of the total assets of the Group:

Name	Place of incorporation	Principal activities	Particulars of issued shares held	Interest held
Kanstar Environmental Paper Products Holdings Limited (Formerly known as Kanstar Environmental Technology Holdings Limited)	Cayman Islands	Research and development of paper filling material and the manufacture and sales of pulp and paper	Ordinary shares	1.25%

19. TRADE AND OTHER PAYABLES

	Group		Company	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade payables, with ageing analysis:				
0-60 days	72	1,638	–	–
61-90 days	34	10	–	–
Over 90 days	1,542	958	–	–
Total trade payables	1,648	2,606	–	–
Other payables and accruals	3,101	20,297	1,016	2,045
	4,749	22,903	1,016	2,045

20. OBLIGATIONS UNDER HIRE-PURCHASE CONTRACTS

As at 31 March 2005, the Group had obligations under hire-purchase contracts repayable as follows:

	2005	2004
	HK$'000	*HK$'000*
Within one year	–	91
In the second year	–	91
More than two years but within five years	–	199
Total minimum finance lease payables	–	381
Future finance charges on finance lease	–	(53)
Total present value of minimum lease payment	–	328
Present value of minimum finance lease liabilities		
– Within one year	–	79
– In the second year	–	79
– More than two years but within five years	–	170
	–	328

21. AMOUNT DUE TO A DIRECTOR

The amount due is unsecured, interest-free and has no fixed term of repayment.

22. SHORT-TERM BORROWINGS

	Group		Company	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Short-term bank loans *(Note i)*	46,698	47,170	–	–
Other loan *(Note ii)*	150	1,980	–	1,980
	46,848	49,150	–	1,980

Notes:

(i) The short-term bank loans included (a) an amount of RMB10,000,000 (equivalent to approximately HK$9,434,000) which is unsecured, interest bearing at 5.832% per annum and has been fully repaid in June 2005; (b) an amount of RMB10,000,000 (equivalent to approximately HK$9,434,000) which is unsecured, interest bearing at 6.372% per annum and repayable on 4 August 2005; and (c) an amount of RMB29,500,000 (equivalent to approximately HK$27,830,000) which is secured by the Company's plant, machinery and equipment with an aggregate net book value of approximately RMB11,441,000 (equivalent to approximately HK$10,793,000), interest bearing at the prevailing market rates and repayable on 30 June 2005.

(ii) The other loan is unsecured, interest free and repayable on demand.

23. **SHARE CAPITAL**

Authorised:

Ordinary shares of HK$0.01 each	**Number of shares** *('000)*	**Total value** *(HK$'000)*
As at 1 April 2003 and 2004	30,000,000	300,000
Capital Reduction *(Note (c)(i))*	–	(270,000)
Share Subdivision *(Note (c)(ii))*	27,000,000	270,000
Share Consolidation *(Note (c)(iii))*	(27,000,000)	–
As at 31 March 2005	30,000,000	300,000

Issued and fully paid:

Ordinary shares of HK$0.01 each	**Number of shares** *('000)*	**Total value** *(HK$'000)*
As at 1 April 2003	4,477,969	44,780
New issue of shares by way of private placement *(Note (a))*	880,000	8,800
New issue of shares by way of private placement *(Note (b))*	2,000,000	20,000
As at 31 March 2004 and 1 April 2004	7,357,969	73,580
Capital Reduction *(Note (c)(i))*	–	(66,222)
Share Consolidation *(Note (c)(iii))*	(6,622,172)	–
New issue of shares by way of private placement *(Note (d))*	147,140	1,471
As at 31 March 2005	882,937	8,829

Changes in share capital

(a) On 30 October 2003, the Company announced that it had entered into a placing agreement with a placing agent. Pursuant to the placing agreement, the Company agreed to place, through the placing agent on a fully underwritten basis, 880,000,000 placing shares to independent investors at a price of HK$0.01 per placing share. The placing shares were issued under the general mandate granted to the directors of the Company by resolution of the Company's shareholders passed at the annual general meeting of the Company held on 27 August 2003. The placing price represented (i) a discount of approximately 9.1% to the closing price of HK$0.011 per share as quoted on The Stock Exchange of Hong Kong Limited on the last trading day before the date of the announcement; (ii) a discount of approximately 12.28% to the average closing price per share of HK$0.0114 as quoted on The Stock Exchange of Hong Kong Limited for the last ten trading days immediately before the date of the announcement; and (iii) a premium of approximately 205% of the net asset value per share of HK$0.00328 as at 31 March 2003. The proceeds received by the Company amounted to approximately HK$8.8 million and were used as to (i) approximately HK$6.4 million for the acquisition of a subsidiary, 上海凱祥服飾有限公司; (ii) approximately HK$1.2 million for the payment of rental expense and staff salaries; and (iii) approximately HK$1.2 million for the miscellaneous operating expenses of the Group.

(b) On 13 January 2004, the Company announced that it had entered into a placing agreement with a placing agent. Pursuant to the placing agreement, the Company agreed to place, through the placing agent on a fully underwritten basis, 2,000,000,000 placing shares to independent investors at a price of HK$0.01 per placing share. The placing shares were issued under the relevant resolution passed at the special general meeting of the Company held on 25 February 2004. The placing price represented (i) a discount of approximately 9.1% to the closing price of HK$0.011 per share as quoted on The Stock Exchange of Hong Kong Limited on the last trading day before the date of the announcement; (ii) a discount of approximately 7.4% to the average closing price per share of HK$0.0108 as quoted on The Stock Exchange of Hong Kong Limited for the last ten trading days immediately before the date of the announcement; and (iii) a premium of approximately 205% of the net asset value per share of HK$0.00328 as at 31 March 2003. The proceeds received by the Company amounted to approximately HK$20 million and would be used to repay loans and liabilities of the Group, and for general working capital of the Group such as payment of staff salaries, rental expense and other operating expenses of the Group.

(c) Pursuant to the resolutions passed by the shareholders of the Company at a special general meeting held on 3 May 2004, it was resolved that:

(i) the nominal value of all issued shares of the Company of HK$0.01 each was reduced by HK$0.009 each by canceling an equivalent amount of paid up capital per share so that the nominal value of each share was reduced from HK$0.01 to HK$0.001 ("Capital Reduction") resulting in the reduction of issued share capital of the Company by approximately HK$66,222,000 from HK$73,580,000 to HK$7,358,000. The credit arising from the Capital Reduction was credited to the contributed surplus account of the Company;

(ii) each authorised but unissued share was subdivided ("Share Subdivision") into 10 shares of HK$0.001 each;

(iii) every 10 shares of HK$0.001 each created from the Capital Reduction and Share Subdivision were consolidated into 1 consolidated share of HK$0.01 each ("Share Consolidation");

(iv) the credit standing to the share premium account of the Company was cancelled and the credit arising was credited to the contributed surplus account of the Company; and

(v) the amount which arise as a result of the Capital Reduction and credited to the contributed surplus account of the Company together with the balance already standing in the contributed surplus account of the Company was set off against the accumulated losses of the Company.

(d) On 30 November 2004, the Company announced that it had entered into a placing agreement with a placing agent. Pursuant to the placing agreement, the Company has conditionally agreed to place, through the placing agent on a fully underwritten basis, 147,140,000 placing shares to independent investors at a price of HK$0.045 per placing share. The placing shares were issued under the general mandate granted to the directors of the Company by resolution of the Company's shareholders passed at the annual general meeting of the Company held on 30 August 2004. The placing price of HK$0.045 represents (i) a discount of approximately 19.64% to the closing price of HK$0.056 per share as quoted on The Stock Exchange of Hong Kong Limited on 30 November 2004, being the last trading day of the announcement on 30 November 2004 and the date on which the terms of the placing is fixed; (ii) a discount of approximately 19.64% to the average of the closing price per share of HK$0.056 as quoted on The Stock Exchange of Hong Kong Limited for the last five trading days immediately prior to 30 November 2004. The net proceeds of approximately HK$6.4 million from the placing will be used for the repayment of short-term liabilities of approximately HK$3 million and payment for operating activities including rental expenses and staff salaries of approximately HK$3.4 million.

24. SHARE OPTION SCHEME

On 23 August 2001, The Stock Exchange of Hong Kong Limited (the "SEHK") announced amendments to Chapter 17 of the Listing Rules, which came into effect on 1 September 2001. In compliance with the amendments to the Listing Rules and the announcement of the SEHK, the directors of the Company consider that it is in the interests of the Company to terminate the existing share option scheme of the Company which was adopted by the Company on 21 September 1993 (the "Existing Share Option Scheme") and to adopt a new share option scheme which allows wider classes of persons and/ or entities to be the eligible employees and contains terms which are in compliance with the requirements of Chapter 17 of the Listing Rules now in force. Under the provisions of the Existing Share Option Scheme, the Company may by ordinary resolution in general meeting at any time terminate the Existing Share Option Scheme.

Pursuant to an ordinary resolution passed at a special general meeting on 17 November 2003, the shareholders of the Company approved the termination of the Company's Existing Share Option Scheme and adopted a new share option scheme (the "New Share Option Scheme").

The maximum number of shares which may be issued upon exercise of all outstanding options granted under the New Share Option Scheme and any other share options schemes of the Company must not exceed 30% of the total number of shares in issue from time to time. No options may be granted under the New Share Option Scheme or any other share option schemes of the Company if this will result in this limit being exceeded.

The total number of shares which may be issued upon exercise of all options to be granted under the New Share Option Scheme and any other share option schemes of the Company must not exceed 10% of the total number of shares in issue on 17 November 2003 unless the Company seeks the approval of the shareholders in general meeting for refreshing the 10% limit under the New Share Option Scheme provided that options lapsed in accordance with the terms of the New Share Option Scheme or any other share option schemes of the Company will not be counted for the purpose of calculating the 10% limit.

The New Share Option Scheme will remain in force for a period of 10 years commencing from 17 November 2003. Options complying the provisions of the Listing Rules which are granted during the duration of the New Share Option Scheme and remain unexercised immediately prior to the end of the 10 year period shall continue to be exercisable in accordance with their terms of grant within the option period for which such options are granted, notwithstanding the expiry of the New Share Option Scheme.

The subscription price for shares under the New Share Option Scheme shall be a price determined by the board of directors of the Company (the "Board"), but shall not be lower than the highest of (i) the closing price of shares as stated in the daily quotation sheet of the SEHK on the date on which the Board approve the making of the offer for the grant of options (the "Date of Grant"), which must be a trading day; (ii) the average closing price of shares as stated in the daily quotations sheet of the SEHK for the five trading days immediately preceding the Date of Grant; and (iii) the nominal value of a share.

During the year ended 31 March 2005, the Company granted an aggregate of 44,760,000 share options to seven consultants on 11 November 2004 and these share options are exercisable in the period of 24 months commencing on the date upon which the option is deemed to be granted and accepted in accordance with the New Share Option Scheme. The exercise price of these share options is HK$0.0348 per share and none of these share option holders had exercised their options during the year ended 31 March 2005.

Total consideration received during the year from the consultants for taking up the option granted amounted to HK$7 (2004: Nil).

The exercise in full of the outstanding vested options would have, with the capital structure of the Company as at 31 March 2005, resulted in the issue of additional 44,760,000 ordinary shares.

25. RESERVES

Company and subsidiaries:	Share premium account HK$'000	Capital redemption reserve HK$'000	Contributed surplus HK$'000	Retained earnings/ (accumulated losses) HK$'000	Total HK$'000
As at 1 April 2003	271,218	861	110,578	(412,739)	(30,082)
Share issue expenses	(444)	-	-	-	(444)
Net profit attributable to shareholders	-	-	-	103	103
As at 31 March 2004 and 1 April 2004	270,774	861	110,578	(412,636)	(30,423)
Adjustments arising from the Capital Reduction *(Note 23(c)(i))*	-	-	66,222	-	66,222
Adjustments arising from share premium cancellation *(Note 23(c)(iv))*	(271,218)	-	271,218	-	-
Transfer to set off accumulated losses *(Note 23(c)(v))*	-	-	(549,104)	549,104	-
Issue of shares at a premium *(Note 23(d))*	5,150	-	-	-	5,150
Share issue expenses	(197)	-	-	-	(197)
Net loss attributable to shareholders	-	-	-	(28,769)	(28,769)
As at 31 March 2005	4,509	861	(101,086)	107,699	11,983

Company:	Share premium account HK$'000	Capital redemption reserve HK$'000	Contributed surplus HK$'000	Accumulated losses HK$'000	Total HK$'000
As at 1 April 2003	271,218	861	241,054	(549,104)	(35,971)
Share issue expenses	(444)	-	-	-	(444)
Net loss attributable to shareholders	-	-	-	(3,155)	(3,155)
As at 31 March 2004 and 1 April 2004	270,774	861	241,054	(552,259)	(39,570)
Adjustments arising from the Capital Reduction *(Note 23(c)(i))*	-	-	66,222	-	66,222
Adjustments arising from share premium cancellation *(Note 23(c)(iv))*	(271,218)	-	271,218	-	-
Transfer to set off accumulated losses *(Note 23(c)(v))*	-	-	(549,104)	549,104	-
Issue of shares at a premium *(Note 23(d))*	5,150	-	-	-	5,150
Share issue expenses	(197)	-	-	-	(197)
Net loss attributable to shareholders	-	-	-	(35,730)	(35,730)
As at 31 March 2005	4,509	861	29,390	(38,885)	(4,125)

Contributed surplus

The contributed surplus of the Group represents the difference between the nominal amount of the share capital of the subsidiaries at the date on which they were acquired by the Group and the nominal amount of the share capital issued by the Company as consideration for the acquisition under the corporate reorganisation prior to the listing of the Company's shares on The Stock Exchange of Hong Kong Limited in 1993.

The contributed surplus of the Company represents the difference between the consolidated shareholders' funds of the subsidiaries at the date on which they were acquired by the Company and the nominal amount of the Company's shares issued for the acquisition at the time of the corporate reorganisation prior to the listing of the Company's shares on The Stock Exchange of Hong Kong Limited in 1993.

Under the Companies Act 1981 of Bermuda, the contributed surplus of the Company is available for distribution. However, the Company cannot declare or pay a dividend or make a distribution out of contributed surplus if:

(a) it is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of its assets would be less than the aggregate of its liabilities and its issued share capital and share premium account.

26. RECONCILIATION OF (LOSS)/PROFIT FROM OPERATIONS TO NET CASH USED IN OPERATING ACTIVITIES

	2005 *HK$'000*	2004 *HK$'000*
(Loss)/profit from operations	(25,672)	1,723
Adjustments for:		
Interest income	(41)	(1)
Amortisation and depreciation	1,618	770
Reversal of impairment loss on fixed assets	–	(1,291)
Net unrealised holding losses/(gains) on other investments	10,317	(1,776)
Short-term borrowings written back	(1,980)	–
Loss on disposal of fixed assets	7,498	250
Loss on disposal of other investments	494	195
Loss/(gain) on disposal of subsidiaries	13	(5,805)
Operating loss before changes in working capital	(7,753)	(5,935)
Changes in working capital:		
Trade and other receivables	8,653	(13,255)
Inventories	393	260
Amount due to a director	18	(29)
Trade and other payables	(18,139)	(6,073)
Cash used in operations	(16,828)	(25,032)
Interest received	41	1
Other interest	(1)	–
Hire-purchase interest	(35)	(8)
Interest on short-term borrowings	(3,051)	(1,593)
Overseas tax paid	(10)	(26)
Net cash used in operating activities	(19,884)	(26,658)

27. OPERATING LEASE COMMITMENTS

As at 31 March 2005, the Group had total future minimum lease payments under non-cancellable operating leases in respect of land and buildings as follows:

	2005	2004
	HK$'000	*HK$'000*
Within one year	108	338
In the second to fifth years	63	–
	171	338

28. CAPITAL COMMITMENTS

As at 31 March 2005, the Group had the following commitments which were not provided for in the financial statements:

	2005	2004
	HK$'000	*HK$'000*
Authorised and contracted for in respect of acquisition of investment	–	18,500

29. LITIGATIONS

(a) The Company was a defendant in a law suit brought by a supplier during the year ended 31 March 1998 claiming approximately HK$1,962,000 together with interest and costs relating to a guarantee in respect of a credit facility granted to RCR Electronics Manufacturing Limited, a former subsidiary of the Company. The Company filed a defence in March 1999 in response to the claim and since then, the supplier has taken no further action against the Company. Since the outcome of the litigation could not be determined with reasonable certainty at this stage, no provision has been made in the financial statements.

(b) The Company was a plaintiff in a legal action against Toolex (Hong Kong) Limited ("Toolex"), Manwide Development Limited ("Manwide"), Mr. Tsoi Kei Lung ("Mr. Tsoi") and Mr. Cheung Ying Nang ("Mr. Cheung") who was the chairman of the Company from 10 May 1999 and resigned on about 22 April 2000. The Company contended that Toolex, Manwide, Mr. Tsoi and Mr. Cheung (together, the "Defendants") all were conspiring together with the predominant purposes to injure the interests of the Company by inducing the Company to enter into the guarantee in favour of Toolex on behalf of Manwide shouldering 80% of the price under the agreement and/or to pay for the sums under the settlement agreement. On 27 July 2000, the Company claimed against all Defendants the return of approximately HK$17.1 million already paid under the guarantee, damages, interests and costs as stated in the statement of claim. On 7 October 2000, Toolex counterclaimed the Company for approximately US$2.3 million (being approximately the remaining balance due under the guaranteed sum) or alternatively approximately HK$12.3 million or such further sum being cheques drawn by the Company in favour of Toolex but were dishonoured, damages, interests and costs as stated in the defense and counterclaim filed by Toolex. During the year ended 31 March 2004, the legal actions between the Company and Toolex were settled by a consent order dated 22 July 2003 and the liability had already been recorded in the financial statements as at 31 March 2003, the director considered that no material additional provision for the claim was necessary.

(c) The Company was involved as a defendant, in legal actions brought by Mr. Tsoi Kei Lung and Madam Ng Kam Fung as plaintiffs claiming against the Company for recovery of balance of loans extended to the Company amounting to HK$1,700,000 and HK$800,000 respectively and accrued interests from 1 March 2000 and costs as stated on their respective statements of claim. Both actions have been, by consent summons, consolidated into the legal actions as described in Note (b) above. The Company obtained a consent order dated 24 September 2004 setting out that the plaintiffs' claim under the consolidated legal actions against the defendant be dismissed with immediate effect.

(d) The Company and its then indirect subsidiary, Recor Enterprises China Limited ("RECL"), are the first plaintiff and second plaintiff respectively in a claim against two former directors of RECL and of the Company who were the defendants. The Company together with RECL claimed against the defendants for damages in excess of HK$12 million plus interests, costs and other sums to be assessed. One of the defendants on 25 February 2002 filed a defence and counterclaim against the Company for approximately HK$0.7 million being his entitled salary and bonus, interests and costs. As there has not been any development since the filing of the defence and counter-claim by the defendant, and RECL was disposed of by the Company during the year ended 31 March 2004, the directors of the Company consider that no material provision for the claim was necessary.

30. SUBSEQUENT EVENT

On 21 June 2005, the Company's subsidiary上海凱祥服飾有限公司, entered into a loan agreement with a bank in the People's Republic of China (the "PRC bank") and pursuant to which a loan of RMB10,000,000 (equivalent to approximately HK$9,434,000) was granted by the PRC bank to上海凱祥服飾有限公司 and was unsecured, interest bearing at 6.696% per annum and repayable in June 2006.

31. AUTHORISATION FOR ISSUE OF FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the Board of Directors on 26 July 2005.

3. UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP

Set out below is the unaudited condensed consolidated financial statements of the Starbow Group for the six months ended 30 September 2005 extracted from the interim report of the Company for the six months ended 30 September 2005.

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 September 2005

		Six months ended 30 September	
		2005	**2004**
		(unaudited)	(unaudited)
	Notes	*HK$'000*	*HK$'000*
Turnover	4	1,698	3,064
Cost of sales		(1,458)	(3,680)
Gross profit/(loss)		240	(616)
Other operating income		20	2,572
Unrealised holding loss on other investments		(2,140)	(6,883)
Administrative and operating expenses		(1,915)	(10,206)
Loss from operations	5	(3,795)	(15,133)
Finance costs		(1,651)	(1,364)
Loss from ordinary activities before taxation		(5,446)	(16,497)
Income tax	6	(8)	–
Loss from ordinary activities after taxation		(5,454)	(16,497)
Minority interests		–	–
Net loss for the period		(5,454)	(16,497)
Loss per share			
Basic	8	(0.62) cents	(2.24) cents
Diluted	8	(0.60) cents	N/A

No dividends were declared or paid during the six months ended 30 September 2005.

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30 September 2005

	Notes	30 September 2005 (unaudited) HK$'000	31 March 2005 (audited) HK$'000
Non-current asset			
Tangible fixed assets		8,962	10,991
Current assets			
Inventories		–	6
Trade and other receivables	9	28,533	41,859
Financial assets at fair value through profit or loss		15,290	17,430
Cash and cash equivalents		846	2,146
		44,669	61,441
Less: **Current liabilities**			
Trade and other payables	10	3,946	4,749
Amount due to a director	11	–	23
Short-term borrowings	12	27,252	46,848
		31,198	51,620
Net current assets		13,471	9,821
Total assets less current liabilities		22,433	20,812
Less: **Non-current liabilities**			
Long-term borrowings	12	7,075	–
Net assets		15,358	20,812
Capital and reserves			
Share capital	13	8,829	8,829
Reserves		6,529	11,983
Shareholders' funds		15,358	20,812

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 September 2005

	Share capital *HK$'000*	Share premium *HK$'000*	Capital redemption reserve *HK$'000*	Contributed surplus *HK$'000*	Retained earnings/ (accumulated losses) *HK$'000*	Total *HK$'000*
As at 1 April 2004	73,580	270,774	861	110,578	(412,636)	43,157
Adjustments arising from the capital reduction	(66,222)	-	-	66,222	-	-
Adjustments arising from share premium cancellation	-	(270,774)	-	270,774	-	-
Transfer to set off accumulated losses	-	-	-	(412,636)	412,636	-
Net loss for the period	-	-	-	-	(16,497)	(16,497)
As at 30 September 2004	7,358	-	861	34,938	(16,497)	26,660
Adjustments arising from share premium cancellation	-	(444)	-	444	-	-
Transfer to set off accumulated losses	-	-	-	(136,468)	136,468	-
New issue of shares by way of private placement in November 2004	1,471	5,150	-	-	-	6,621
Share issue expenses	-	(197)	-	-	-	(197)
Net loss for the period	-	-	-	-	(12,272)	(12,272)
As at 31 March 2005	8,829	4,509	861	(101,086)	107,699	20,812
Net loss for the period	-	-	-	-	(5,454)	(5,454)
As at 30 September 2005	8,829	4,509	861	(101,086)	102,245	15,358

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 September 2005

	Six months ended 30 September	
	2005	2004
	(unaudited)	(unaudited)
	HK$'000	*HK$'000*
Net cash generated from/(used in) operating activities	11,301	(18,640)
Net cash from investing activities	–	140
Net cash (used in)/generated from financing activities	(12,601)	4,057
Net decrease in cash and cash equivalents	(1,300)	(14,443)
Cash and cash equivalents at 1 April	2,146	15,157
Cash and cash equivalents at 30 September representing cash and bank balances	846	714

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the six months ended 30 September 2005
(Expressed in Hong Kong dollars)

1. **Basis of Preparation and Accounting Policies**

This unaudited condensed consolidated financial information has been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

This condensed consolidated financial information should be read in conjunction with the 2005 annual financial statements.

The accounting policies and methods of computation used in the preparation of this condensed consolidated financial information are consistent with those used in the annual financial statements for the year ended 31 March 2005 except that the Group has changed certain of its accounting policies following its adoption of new/revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRS") which are effective for accounting periods commencing on or after 1 January 2005.

This interim financial information has been prepared in accordance with those HKFRS standards and interpretations issued and effective as at the time of preparing this information. The HKFRS standards and interpretations that will be applicable at 31 March 2006 including those that will be applicable on an optional basis, are not known with certainty at the time of preparing this interim financial information.

The changes to the Group's accounting policies and the effect of adopting these new policies are set out in Note 2 below.

2. **Changes in Accounting Policies**

(a) *Effect of adopting new HKFRS*

For the six months ended 30 September 2005, the Group adopted the new/revised HKFRSs below, which are relevant to its operations. The 2004 comparatives have been restated as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 12	Income Taxes
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings Per Share
HKAS 34	Interim Financial Reporting
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKFRS 2	Share-based Payments
HKFRS 3	Business Combinations

The adoption of new/revised HKASs 1, 2, 7, 8, 10, 12, 16, 17, 18, 19, 21, 23, 24, 27, 33, 36 and 37 did not result in substantial changes to the Group's accounting policies. In summary:

- HKAS 1 has affected the presentation of minority interest and other disclosures;
- HKASs 2, 7, 8, 10, 12, 16, 17, 18, 19, 21, 23, 24, 27, 33, 36 and 37 had no material effect on the Group's policies;
- HKAS 24 has affected the identification of related parties and some other related party disclosures.

The adoption of HKASs 32 and 39 has resulted in a change in the accounting policy relating to the classification of financial assets at fair value through profit and loss and loans and receivables.

As from 1 January 2005, in accordance with HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets" and "loans and receivables". The classification depends on the purpose for which the assets are acquired. "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value with changes in fair values recognised in the income statement and equity respectively. "Loans and receivables" consist of secured margin or term loans and other trade receivables. Secured margin or term loans are recognised and carried at original contract note or drawdown amount less an allowance for any uncollectible amounts after taking into account the value of each client account's underlying collateral. Other trade receivables are measured at amortised cost using the effective interest method.

Until 31 March 2005, investment in securities of the Group were classified as "other investments". They were stated at fair value or estimated fair value at the balance sheet date. Any unrealised gains less losses arising from the valuation of "other investments" at the balance sheet date were dealt with in the income statement. Upon the adoption of HKAS 32 and HKAS 39, the Group's investment in securities was redesignated as financial assets at fair value through profit or loss as effective from 1 April 2005. The adoption of HKAS 39 has had no material effect on the Group's retained earnings.

The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. In accordance with the transitional provision of HKFRS 2, share options granted after 7 November 2002 and were unvested on 1 April 2005 were expensed retrospectively in the income statement of the respective periods. As at 1 April 2005, the Group had no option granted after 7 November 2002 which remain unvested.

HKFRS 3 applies to accounting for business combination for which the agreement date is on or after 1 January 2005. The adoption of HKFRS 3 has had no material effect on the Group's results.

All changes in the accounting policies have been made in accordance with the transitional provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

- HKAS 39 – does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis;
- HKFRS 2 – only retrospective application for all equity instruments granted after 7 November 2002 and not vested at 1 April 2005; and
- HKFRS 3 – prospectively after the adoption date.

3. **Financial Risk Management**

The Group's activities expose it to a variety of financial risks: foreign exchange risk, credit risk and fair value interest rate risk.

(a) *Foreign exchange risk*

The Group is exposed to foreign exchange risk arising from the exposure of various currency against Hong Kong dollars. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in operations in Mainland China.

(b) *Credit risk*

The Group has no significant concentrations of credit risk. It has policies in place to ensure the sales of products are made to customers with an appropriate credit history.

(c) *Fair value interest rate risk*

As the Group has no significant interest-bearing assets, the Group's income and operating cash flows are substantially independent of changes in market interest rates.

The Group's interest rate risk arises from borrowings. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. At the period end, all borrowings were at fixed rates.

4. **Segment Information**

Business segments	Turnover Six months ended 30 September		Segment result Six months ended 30 September	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
By principal activities:				
Manufacture and sales of garment	1,698	1,848	240	(8,248)
Securities investment	–	1,216	(2,140)	(7,387)
	1,698	3,064	(1,900)	(15,635)
Unallocated corporate expenses and income			(1,895)	502
Loss from operations			(3,795)	(15,133)
Geographical segments				
Hong Kong and Mainland China	1,698	3,064	(3,795)	(15,133)

5. **Loss from Operations**

	Six months ended 30 September	
	2005	**2004**
	HK$'000	*HK$'000*
Loss from operations is stated after charging:		
Depreciation of owned tangible fixed assets	508	883
Depreciation of tangible fixed assets held under hire-purchase contracts	–	25
Impairment on tangible fixed assets	–	7,332
Provision for doubtful debts	118	–

6. **Income Tax**

No provision for Hong Kong profits tax has been made as there was no assessable profit derived from or arising in Hong Kong for the period (30 September 2004: Nil).

The PRC income tax is calculated at the applicable rate on the assessable profits arising in the PRC for the period (30 September 2004: Nil).

A deferred tax asset has not been recognised in respect of tax losses available to offset future profits due to the uncertainty of future profit streams against which the asset can be utilised.

7. **Interim Dividend**

The Board of Directors does not recommend the payment of an interim dividend for the six months ended 30 September 2005 (30 September 2004: Nil).

8. **Loss Per Share**

The calculation of the basic loss per share is based on the net loss for the period of approximately HK$5,454,000 (30 September 2004: HK$16,497,000) and on the weighted average of 882,936,853 (30 September 2004: 735,796,853) shares in issue during the period.

Diluted loss per share is based on 901,594,493 ordinary shares which is the weighted average number of ordinary shares outstanding during the period, adjusted for the effects of the vested options outstanding during the period.

No diluted loss per share has been presented for the period ended 30 September 2004 as there are no dilutive potential ordinary shares in issue.

9. Trade and Other Receivables

Included in trade and other receivables are trade debtors and their ageing analysis as at 30 September 2005 is as follows:

	30 September 2005 *HK$'000*	31 March 2005 *HK$'000*
Trade receivables, with ageing analysis:		
0 – 60 days	175	508
61 – 90 days	5	70
Over 90 days	124	80
Total trade receivables *(Note (i))*	304	658
Other debtors, deposits and prepayments *(Note (ii))*	28,229	41,201
	28,533	41,859

Notes:

(i) Credit is offered to customers following financial assessment and based on established payment record. Credit limits are set for individual customers and these are exceeded only with the approval of senior officials of the Group. Senior staff of the Group monitor trade debts and follow up collections periodically. General credit terms are payment by the end of the month following the month in which sales took place.

(ii) Included in other debtors, deposits and prepayments as at 30 September 2005 is an amount of approximately HK$26,412,000 (at 31 March 2005: HK$41,005,000) due from 上海凱托集團有限公司, an independent third party. The amount is unsecured, interest-free and due for repayment before the end of the year 2005. The Directors consider that the amount to be fully recoverable, no provision has been made as at 30 September 2005.

10. Trade and Other Payables

Included in trade and other payables are trade creditors and their ageing analysis as at 30 September 2005 is as follows:

	30 September 2005 *HK$'000*	31 March 2005 *HK$'000*
Trade payables, with ageing analysis:		
0 – 60 days	172	72
61 – 90 days	–	34
Over 90 days	813	1,542
Total trade payables	985	1,648
Other payables and accruals	2,961	3,101
	3,946	4,749

11. Amount due to a Director

The amount due was unsecured, interest-free and had no fixed term of repayment.

12. Short-term and Long-term Borrowings

	30 September 2005 *HK$'000*	31 March 2005 *HK$'000*
Bank loans *(Note (i))*	34,097	46,698
Other loan *(Note (ii))*	230	150
	34,327	46,848
As at 30 September 2005, the borrowings were repayable as follows:		
Not wholly repayable within five years	-	-
Wholly repayable within five years	34,327	46,848
	34,327	46,848
Less: Amount repayable within one year	(27,252)	(46,848)
	7,075	-

Notes:

(i) The bank loans included (a) an amount of RMB10,000,000 (equivalent to approximately HK$9,434,000) which is unsecured, interest bearing at 6.696% per annum and repayable in June 2006; (b) an amount of RMB10,000,000 (equivalent to approximately HK$9,434,000) which is unsecured, interest bearing at 6.696% per annum and repayable in August 2006; (c) an amount of RMB8,643,000 (equivalent to approximately HK$8,154,000) which is unsecured, interest bearing at 5.742% per annum and repayable in June 2006; and (d) an amount of RMB7,500,000 (equivalent to approximately HK$7,075,000) which is unsecured, interest bearing at 5.742% per annum and repayable in December 2006.

(ii) The other loan is unsecured, interest free and repayable on demand.

13. Share Capital

	Number of shares		Total value	
	30 September 2005 ('000)	31 March 2005 ('000)	30 September 2005 HK$'000	31 March 2005 HK$'000
Authorised:				
Ordinary shares of HK$0.01 each				
At beginning of period/year	30,000,000	30,000,000	300,000	300,000
Capital reduction *(Note (a))*	-	-	-	(270,000)
Share subdivision *(Note (a))*	-	27,000,000	-	270,000
Share consolidation *(Note (a))*	-	(27,000,000)	-	-
At end of period/year	30,000,000	30,000,000	300,000	300,000
Issued and fully paid:				
Ordinary shares of HK$0.01 each				
At beginning of period/year	882,937	7,357,969	8,829	73,580
Capital reduction *(Note (a))*	-	-	-	(66,222)
Share consolidation *(Note (a))*	-	(6,622,172)	-	-
New issue of shares by way of private placement in November 2004 *(Note (b))*	-	147,140	-	1,471
At end of period/year	882,937	882,937	8,829	8,829

Notes:

(a) Pursuant to the resolutions passed by the shareholders of the Company at a special general meeting held on 3 May 2004, it was resolved that:

(i) the nominal value of all issued shares of the Company of HK$0.01 each was reduced by HK$0.009 each by canceling an equivalent amount of paid up capital per share so that the nominal value of each share was reduced from HK$0.01 to HK$0.001 ("Capital Reduction") resulting in the reduction of issued share capital of the Company by approximately HK$66,222,000 from HK$73,580,000 to HK$7,358,000. The credit arising from the Capital Reduction was credited to the contributed surplus account of the Company;

(ii) each authorised but unissued share was subdivided ("Share Subdivision") into 10 shares of HK$0.001 each;

(iii) every 10 shares of HK$0.001 each created from the Capital Reduction and Share Subdivision were consolidated into 1 consolidated share of HK$0.01 each ("Share Consolidation");

(iv) the credit standing to the share premium account of the Company was cancelled and the credit arising was credited to the contribution surplus account of the Company; and

(v) the amount which arise as a result of the Capital Reduction and credited to the contributed surplus account of the Company together with the balance already standing in the contributed surplus account of the Company was set off against the accumulated losses of the Company.

(b) On 30 November 2004, the Company announced that it had entered into a placing agreement with a placing agent. Pursuant to the placing agreement, the Company has conditionally agreed to place, through the placing agent on a fully underwritten basis, 147,140,000 placing shares to independent investors at a price of HK$0.045 per placing share. The placing shares were issued under the general mandate granted to the directors of the Company by resolution of the Company's shareholders passed at the annual general meeting of the Company held on 30 August 2004. The placing price of HK$0.045 represents (i) a discount of approximately 19.64% to the closing price of HK$0.056 per share as quoted on The Stock Exchange of Hong Kong Limited on 30 November 2004, being the last trading day of the announcement on 30 November 2004 and the date on which the terms of the placing is fixed; (ii) a discount of approximately 19.64% to the average of the closing price per share of HK$0.056 as quoted on The Stock Exchange of Hong Kong Limited for the last five trading days immediately prior to 30 November 2004. The net proceeds of approximately HK$6.4 million from the placing will be used for the repayment of short-term liabilities of approximately HK$3 million and payment for operating activities including rental expenses and staff salaries of approximately HK$3.4 million.

14. Post Balance Sheet Events

The following events occurred subsequent to the interim report date:

(a) On 9 December 2005, the Company entered into a convertible notes subscription agreement with a convertible notes subscriber ("CN Subscription"). Pursuant to the convertible notes subscription agreement, the convertible notes subscriber agreed to subscribe for the convertible notes ("Convertible Notes I") in an aggregate principal amount of HK$60,000,000. The net proceeds from the CN Subscription of approximately HK$57 million, will be used as to (i) approximately HK$50 million for the establishment by the Group of a new centre (i.e. not by the acquisition of an existing business) for the provision of health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services in Hong Kong; and (ii) the remaining balance of approximately HK$7 million will be used as general working capital for the Group.

(b) On 9 December 2005, the Company entered into a share subscription agreement with a share subscriber ("Share Subscription"). Pursuant to the share subscription agreement, the share subscriber agreed to subscribe for and the Company agreed to allot and issue 100,000,000 new shares for cash consideration at a subscription price of HK$0.038 each. The gross and net proceeds from the Share Subscription are approximately HK$3.8 million which will be used as general working capital for the Group.

(c) On 9 December 2005, the Company entered into a share placing agreement with a placing agent. Pursuant to the share placing agreement, the Company agreed to place, through the placing agent, 176,580,000 new shares at a price of HK$0.038 each. The gross and net proceeds from the share placing of approximately HK$6.7 million and HK$5.7 million respectively, will be used for the Group's general working capital.

(d) On 9 December 2005, the Company entered into a convertible notes placing agreement with a placing agent. Pursuant to the convertible notes placing agreement, the placing agent agreed to place, up to an aggregate principal amount of HK$60,000,000 convertible notes ("Convertible Notes II"). The net proceeds of approximately HK$55 million are expected to be applied towards the expansion of the Group's new centre for the provision of health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services established by application of the net proceeds from the CN Subscription, and the establishment of similar centres at other locations in Hong Kong. In the event that such expansion and establishment of the proposed new centres are not implemented, such net proceeds will be used as general working capital for the Group.

Further details of the above transactions are set out in the announcement of the Company dated 9 December 2005.

15. **Approval of Interim Financial Report**

The interim financial report was approved by the Board of Directors on 21 December 2005.

4. INDEBTEDNESS

Borrowings

As at the close of business on 30 November 2005 (being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this Circular), the Group had total outstanding borrowings of approximately HK$34.3 million, comprising unsecured bank loans and other loan of approximately HK$34.1 million and approximately HK$0.2 million respectively. The outstanding borrowings of approximately HK$34.3 million included bank loans and other loan of approximately HK$27.2 million which are repayable on demand or within one year and the remaining amount of bank loan of approximately HK$7.1 million is repayable within one to two years.

Operating lease commitments

As at 30 November 2005, the Group had commitments for future minimum lease payments under non-cancelable operating leases in respect of rented office premises amounting to approximately HK$103,000, all of which will fall due within one year.

Disclaimer

Save as aforesaid or as otherwise disclosed herein and apart from intra-group liabilities, none of the companies of the Group had any loan capital issued and outstanding or agreed to be issued, any bank overdrafts, loans or other similar indebtedness, liabilities under acceptances or acceptable credits, debentures, mortgages, charges, obligations under finance leases or hire purchases, guarantees or other material contingent liabilities as at the close of business on 30 November 2005.

No material change

The Directors have confirmed that as at the Latest Practicable Date, save as disclosed above, there had not been any material change in the indebtedness and contingent liabilities of the Group since 30 November 2005.

5. MATERIAL CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material change in the financial or trading position or outlook of the Starbow Group since 31 March 2005, the date to which the latest audited financial statements of the Company were made up.

1. RESPONSIBILITY STATEMENTS

This circular includes particulars given in compliance with the Takeovers Code and the Listing Rules for the purpose of giving information with regard to Starbow.

The Starbow Directors jointly and severally accept full responsibility for the accuracy of the information contained in this circular, other than that relating to Town Health, and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this circular, other than those relating to Town Health, have been arrived at after due and careful consideration and there are no other facts not contained in this circular the omission of which would make any statements in this circular misleading.

The Town Health Directors jointly and severally accept full responsibility for the accuracy of the information contained in this circular, other than that relating to the Starbow, and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this circular, other than those relating to Starbow, have been arrived at after due and careful consideration and there are no other facts not contained in this circular the omission of which would make any statements in this circular misleading.

2. SHARE CAPITAL

(1) Authorised and issued share capital of Starbow

The authorised and issued share capital of Starbow as at the Latest Practicable Date were as follows:

Authorised:		*HK$*
30,000,000,000	Shares	300,000,000
Issued and fully paid:		
882,936,853	Shares	8,829,368.53
176,580,000	Shares to be issued upon completion of the Share Placing	1,765,800.00
100,000,000	Shares to be issued upon completion of the Share Subscription	1,000,000.00
1,463,414,634	Shares to be issued after full conversion of the Convertible Notes I	14,634,146.34
1,463,414,634	Shares to be issued after full conversion of the Convertible Notes II	14,634,146.34
4,086,346,121	Shares (assuming all the conversion rights attaching to the Convertible Notes are exercised)	40,863,461.21

All existing Shares rank equally in all respects, including capital, dividends and voting rights. The Shares in issue are listed on the Stock Exchange.

No Shares have been issued since 31 March 2005, being the end of the last financial year of Starbow.

Save for the CN Subscription, the CN Placing and the outstanding 44,760,000 Options, no share or loan capital of Starbow or any member of the Starbow Group has been put under option or agreed conditionally or unconditionally to be put under option and no warrant, derivative or conversion right affecting the Shares has been issued or granted or agreed conditionally, or unconditionally to be issued or granted.

3. DISCLOSURE OF INTERESTS

(a) Starbow Director's interests and short position in the securities of Starbow and its associated corporations

As at the Latest Practicable Date, none of the directors or chief executive of Starbow had any interest or short position in the Shares, underlying Shares or debentures of Starbow or any of its associated corporations (within the meaning of the SFO) which were required to be notified to Starbow and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including any interests and short positions which he was taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in the Listing Rules, to be notified to Starbow and the Stock Exchange or to be disclosed in this circular pursuant to the requirements of the Takeovers Code.

(b) Persons who have an interest or short position in the shares or underlying shares of Starbow which is discloseable under Divisions 2 and 3 of Part XV of the SFO and substantial shareholders of Starbow

Save as disclosed below, as at the Latest Practicable Date, none of the Starbow Directors knew of any person (not being a director or chief executive of Starbow) who had an interest or short position in Shares or underlying Shares which would fall to be disclosed to Starbow under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Starbow Group or held any option in respect of such capital.

Name of Shareholder	Interest in Shares or underlying Shares *(Note1)*	Approximate percentage of the issued share capital
Wong King Shiu, Daniel	90,306,000	10.23
Town Health *(Note 2)*	1,463,414,634	165.74
Dr. Francis Choi Chee Ming *(Note 3)*	1,463,414,634	165.74
Mr. Cho Kwai Chee *(Note 3)*	1,463,414,634	165.74
Top Act *(Note 2)*	1,463,414,634	165.74
Central View	100,000,000	11.33
Choi Ka Yee, Crystal *(Note 4)*	100,000,000	11.33
Kingston Securities Limited *(Note 5)*	292,688,825	33.15
Chu Yuet Wah *(Note 5)*	292,688,825	33.15
Ma Siu Fong *(Note 5)*	300,188,825	34.00
Lee Wai Man *(Note 5)*	300,188,825	34.00
Tsang Chiu Ming *(Note 6)*	50,000,000	5.66

Notes:

1. The interest is a long position in Starbow Shares.

2. Town Health is taken to be interested in the underlying Shares in which Top Act, its wholly-owned subsidiary, holds an interest.

3. Dr. Francis Choi Chee Ming and Mr. Cho Kwai Chee own 49.9% and 51% beneficial interest in Broad Idea respectively. Broad Idea holds 51% of the issued share capital of Town Health. Dr. Francis Choi Chee Ming and Mr. Cho Kwai Chee are therefore taken to be interested in the underlying Shares in which Top Act, the wholly-owned subsidiary of Town Health, holds an interest.

4. Choi Ka Yee, Crystal is taken to be interested in the underlying Shares in which Central View, a company wholly-owned by her, holds an interest.

5. These Shares represent the portion of the Placing Shares to be placed by Placing Agent pursuant to the Placing Agreement, to which the Placing Agent is deemed to be interested pursuant to the SFO. The Placing Agent is owned as to 49% by Ma Siu Fong and as to 51% by Chu Yuet Wah. The number specified represents (i) Kingston Securities Limited's interest in the 292,688,825 Shares to be placed by Kingston Securities Limited; and (ii) the 7,500,000 Shares beneficially owned by Mr. Lee Wai Man, Mr. Lee Wai Man is the husband of Ms. Ma Siu Fong. He is therefore deemed to be interested in the underlying Shares in which Ms. Ma Siu Fong is deemed to hold interest. Ms. Ma Siu Fong is deemed to be interested in the Shares in which Mr. Lee Wai Man holds an interest.

6. Tsang Chiu Ming is taken to be interested in the underlying Shares in which Great Sense Limited, a company wholly-owned by him, holds an interest.

(c) Starbow Director's interests and short position in the securities of Town Health

As at the Latest Practicable Date, none of the Starbow Directors had an interest or short position in shares, underlying shares or debentures of Town Health which were required to be notified to Town Health pursuant to paragraph 2(ii) of Schedule II to the Takeovers Code (including any interests and short positions which he was taken or deemed to have under such provisions of the SFO).

4. ADDITIONAL DISCLOSURE OF INTERESTS AND DEALINGS IN SECURITIES

(1) As at the Latest Practicable Date, save for the CN Subscription and the Share Subscription, none of the Subscribers nor their respective parties acting in concert held any securities of Starbow or had dealt in the securities of Starbow (the "Relevant Securities") during the period (the "Relevant Period") beginning six months prior to 9 December 2005 (being the date of the Announcement) and ending on the Latest Practicable Date.

(2) Save for the CN Subscription and the Share Subscription entered into by the Subscribers, none of the directors of the Subscribers held any Relevant Securities of Starbow as at the Latest Practicable Date or had dealt for value in the Relevant Securities during the Relevant Period.

(3) As at the Latest Practicable Date, no person had irrevocably committed themselves to vote for or against the resolutions to be proposed at the SGM to approve (i) CN Subscription; (ii) Share Subscription; and (iii) the Whitewash Waiver.

(4) As at the Latest Practicable Date, no arrangement of the kind referred to in the third paragraph of Note 8 to Rule 22 of the Takeovers Code exists between the Subscribers or any of their respective parties acting in concert, and any other person.

(5) As at the Latest Practicable Date, no agreement, arrangement or understanding (including any compensation arrangement) exists between (i) the Subscribers or any of their respective parties acting in concert; and (ii) any Starbow Directors, recent Starbow Directors, Shareholders or recent Shareholders having any connection with or dependence upon the CN Subscription, the Share Subscription and the Whitewash Waiver.

(6) As at the Latest Practicable Date, Starbow did not have any interest in the securities of the Subscribers and had no dealings in the securities of the Subscribers during the Relevant Period.

(7) As at the Latest Practicable Date, none of the Starbow Directors had any interest in the securities of Starbow or had any interest in the securities of the Subscribers.

(8) None of the Starbow Directors had dealt for value in the securities of Starbow or the Subscribers during the Relevant Period.

(9) As at the Latest Practicable Date, save as disclosed in paragraph 3 (b) of the Appendix II hereto, none of (i) the subsidiaries of Starbow; (ii) the pension fund of Starbow or of any of its subsidiaries; nor (iii) any adviser to Starbow (as specified in class (2) of the definition of "associate "under the Takeovers Code), had any interest in the securities of Starbow and/or had dealt in the securities of Starbow during the Relevant Period.

(10) As at the Latest Practicable Date, no person had any arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code with Starbow or with any person who is an associate of Starbow by virtue of classes (1), (2), (3) and (4) of the definition of associate under the Takeovers Code.

(11) As at the Latest Practicable Date, no securities of Starbow were managed on a discretionary basis by any fund managers connected with Starbow, nor did any such fund managers deal in any securities of Starbow during the Relevant Period.

(12) As at the Latest Practicable Date, none of the Starbow Directors held any securities of Starbow and therefore did not have any voting intention on the (i) CN Subscription; (ii) Share Subscription; and (iii) Whitewash Waiver.

(13) As at the Latest Practicable Date, there was no agreement or arrangement between any of the Starbow Directors and any other person which is conditional or dependent on completion of or otherwise connected with the CN Subscription, the Share Subscription and the Whitewash Waiver.

(14) As at the Latest Practicable Date, no benefit has been given or will be given to any Starbow Directors as compensation for loss of office or otherwise in connection with the (i) CN Subscription; (ii) Share Subscription; and (iii) Whitewash Waiver.

(15) As at the Latest Practicable Date, there was no material contract entered into by the Subscribers and their respective parties acting in concert in which any Starbow Directors has a material personal interest.

5. STARBOW DIRECTORS' SERVICE CONTRACTS

As at the Latest Practicable Date, no Starbow Director has any service contract with Starbow or any of its subsidiaries or associated companies in force which have been entered into or amended within 6 months before the date of the Announcement and up to the Latest Practicable Date; or which are not terminable by the employer within 12 months without payment of compensation (other than statutory compensation); or which are fixed term contracts with more than 12 months to run after the Latest Practicable Date. None of the Starbow Directors' aggregate remuneration and benefits in kind receivable will be varied as a result of the CN Subscription, the Share Subscription, the Share Placing and the CN Placing.

6. MATERIAL CONTRACTS

Save as disclosed below, there are no material contracts (other than contracts entered into in the ordinary course of business) which have been entered into by Starbow or its subsidiaries within two years immediately preceding the date of the Announcement and up to the Latest Practicable Date:

(a) a placing agreement dated 13 January 2004 entered into between the Company and a placing agent in relation to a placing of 2,000,000,000 placing shares of the Company to independent investors at a price of HK$0.01 per share. Further details of the placing were set out in the announcement of the Company dated 13 January 2004;

(b) a placing agreement dated 30 November 2004 entered into between the Company and a placing agent in relation to a placing of 147,140,000 placing shares of the Company to independent investors at a price of HK$0.045 per share. Further details of the placing were set out in the announcement of the Company dated 30 November 2004;

(c) a conditional acquisition agreement dated 24 March 2004 entered into between the Company and Huang Qing in relation to the acquisition by the Company of the entire issued share capital of Franki Limited at a total consideration of HK$18,500,000 ("Acquisition Agreement");

(d) a termination agreement dated 13 December 2004 entered into between the Company and Huang Qing in relation to the termination of the Acquisition Agreement;

(e) the CN Subscription Agreement;

(f) the Share Subscription Agreement;

(g) the CN Placing Agreement; and

(h) the Share Placing Agreement.

7. LITIGATION

The Company was a defendant in a law suit brought by a supplier in December 1998 claiming for a principal sum of approximately HK$1,962,000 together with interest and costs thereon relating to a guarantee in respect of a credit facility granted to RCR Electronics Manufacturing Limited, a former subsidiary of the Company. The Company filed a defence in March 1999 in response to the claim and since then, the supplier has taken no further action against the Company. Since the outcome of the litigation could not be determined with reasonable certainty at this stage, no provision has been made in the financial statements.

Save as disclosed above, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Starbow Directors to be pending or threatened against the Company or any of its subsidiaries as at the Latest Practicable Date.

8. EXPERT'S QUALIFICATIONS AND CONSENTS

The following are the qualifications of the experts who have provided their respective advice contained in this circular:

Name	Qualifications
TIS Securities (HK) Limited	a licensed corporation to carry on business in type 1 (dealing in securities), type 2 (dealing in futures contracts), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO
HLB Hodgson Impey Cheng	Chartered Accountants, Certified Public Accountants

Each of TIS Securities (HK) Limited and HLB Hodgson Impey Cheng has given and has not withdrawn its written consent to the issue of this circular with the inclusion of their respective letters (if any) and the reference to their respective names in the form and context in which they respectively appear.

As at the Latest Practicable Date, each of TIS Securities (HK) Limited and HLB Hodgson Impey Cheng was not interested beneficially or otherwise in any Shares or shares in any of Starbow's subsidiaries or associated companies and did not have any right, whether legally enforceable or not, or option to subscribe for or to nominate persons to subscribe for any Shares or shares in any of Starbow's subsidiaries or associated companies nor did it have any interest, either direct or indirect, in any assets which have been, since the date to which the latest published audited accounts of the Starbow Group were made up, acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Starbow Group.

9. MARKET PRICES

(a) The highest and lowest closing prices of the Shares as quoted on the Stock Exchange during the period commencing on 10 June 2005, being six months prior to the issue of the Announcement and ending on the Latest Practicable Date were respectively HK$0.149 on 12 December 2005 and HK$0.035 on 24 October 2005.

(b) The table below sets out the closing prices of the Shares on the Stock Exchange on the last trading day of each of the six calendar months immediately preceding the date of the Announcement and ending on the Latest Practicable Date:

	Closing price *(HK$)*
30 June 2005	0.070
29 July 2005	0.056
31 August 2005	0.050
30 September 2005	0.050
31 October 2005	0.037
30 November 2005	0.047
30 December 2005	0.102

(c) The closing price of the Shares on the Stock Exchange on 4 November 2005, being the last day on which the Shares were traded before the suspension of trading on 7 November 2005 at the request of the Company, was HK$0.047.

(d) The closing price of the Shares on the Stock Exchange on the Latest Practicable Date was HK$0.103.

10. MISCELLANEOUS

(a) The registered office of Town Health is at Ugland House, P.O. Box 309 George Town, Grand Cayman, Cayman Islands, British West Indies and its head office and principal place of business is at Shop No. 37, Level 3, Hilton Plaza Commercial Centre, 3-9 Shatin Centre Street, Shatin, N.T., Hong Kong.

(b) None of the Starbow Directors has, or has had, any direct or indirect interest in any assets which have been acquired, disposed of or leased to, or which are proposed to be acquired, disposed of or leased to, Starbow or any of its subsidiaries since 31 March 2005, the date to which the latest published audited accounts of the Starbow Group were made up.

(c) The qualified accountant of Starbow is Mr. Chi Chi Hung, Kenneth is a fellow member of the Association of Chartered Certified Accountants, an associate member of the Hong Kong Institute of Certified Public Accountants, an associate member of the Hong Kong Institute of Company Secretaries and an associate member of the Institute of Chartered Secretaries and Administrators.

(d) The company secretary of Starbow is Mr. Chi Chi Hung, Kenneth.

(e) The registered address of Top Act is at the offices of Offshore Incorporations Limited, P.O. Box 857, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and the correspondence address of Top Act is at Flat 2C, La Noblesse, 34-36 Oxford Road, Kowloon Tong, Kowloon, Hong Kong.

(f) The registered address of Central View is at the offices of Offshore Incorporations Limited, P.O. Box 857, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and the correspondence address of Central View is at Shop 37, Level 3, Hilton Plaza Commercial Centre, 39 Shatin Centre Street, Shatin, New Territories, Hong Kong.

(g) None of the Starbow Directors, TIS Securities (HK) Limited and HLB Hodgson Impey Cheng had any direct or indirect interest in any assets which, since 31 March 2005, the date to which the latest published audited consolidated accounts of the Starbow Group were made up, have been acquired or disposed of by or leased to any member of the Starbow Group, or are proposed to be acquired or disposed of by or leased to any member of the Starbow Group.

(h) The branch share registrar of Starbow in Hong Kong is Tengis Limited of Level 25, Three Pacific Place, 1 Queen's Road East, Hong Kong.

(i) The principal place of business of Kingston Securities Limited and Kingston Corporate Finance Limited is at Suite 2801, 28th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong.

(j) The English text of this circular shall prevail over the Chinese text in the case of inconsistency.

11. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at 9:00 a.m. to 1:00 p.m. and 2:00 p.m. to 5:00 p.m. on any weekday (except Saturdays and public holidays) at the principal place of business of Starbow in Hong Kong at Unit 905, 9/F Asia Orient Tower, Town Place, 33 Lockhart Road, Wanchai, Hong Kong up to and including the date of the SGM:

(a) the memorandum of association and the Bye-Laws;

(b) the annual reports of Starbow for each of the two years ended 31 March 2005;

(c) the letter from TIS, the text of which is set out on pages 34 to 58;

(d) the material contracts referred to in the paragraph headed "Material Contracts" in this appendix;

(e) the written consents referred to in the paragraph headed "Expert's Qualifications and Consents" in this appendix;

(f) the letter from Independent Board Committee, the text of which is set out on page 33;

(g) the interim report of the Company for the period ended 30 September 2005;

(h) the CN Subscription Agreement;

(i) the Share Subscription Agreememt;

(j) the Share Placing Agreement;

(k) the CN Placing Agreement; and

(l) this circular.

STARBOW HOLDINGS LIMITED
星虹控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 397)

NOTICE IS HEREBY GIVEN that a special general meeting of Starbow Holdings Limited (the "**Company**") will be held at Room 3503, 35th Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong on 13 February 2006 at 10:00 a.m., for the purpose of considering and, if thought fit, passing, with or without modification, the following resolutions:

ORDINARY RESOLUTIONS

1. "**THAT** the CN Subscription Agreement (as defined and described in the circular of the Company dated 20 January 2006 ("**Circular**")), a copy of which is produced to the Meeting marked "A" and signed by the chairman of the Meeting for the purpose of identification, and the transactions contemplated in or incidental to the CN Subscription Agreement be and are hereby approved, confirmed and ratified; and the directors and the secretary of the Company or any of them be and are hereby authorised on behalf of the Company:

   A. to sign, seal, execute, perfect and deliver all such documents and do all such deeds, acts, matters and things as they may in their discretion consider necessary or desirable for the purpose of or in connection with the implementation of the CN Subscription Agreement and all transactions contemplated thereunder;

   B. subject to the completion of the CN Subscription Agreement, to issue the convertible notes in the aggregate principal amount of HK$60,000,000 to be issued by the Company to the Top Act Group Limited ("**Convertible Notes I**") in accordance with the terms of the CN Subscription Agreement, the Convertible Notes I to be issued subject to and having the terms and conditions attaching thereto;

   C. to allot and issue such number of new ordinary share ("**Share**") in the capital of the Company upon conversion of all or any part of the Convertible Notes I in accordance with the terms and connections attaching thereto, such new Shares to be issued credited as fully paid and ranking pari passu in all respects with all Shares then in issue;

   D. to exercise or enforce all of the rights of the Company under the CN Subscription Agreement;

   E. to complete the CN Subscription Agreement in accordance with its terms."

* *for identification purposes only*

2. "**THAT** the Share Subscription Agreement (as defined and described in the Circular), a copy of which is produced to the Meeting marked "B" and signed by the Chairman of the Meeting for the purpose of identification, and the transactions contemplated in or incidental to the Share Subscription Agreement be and are hereby approved, confirmed and ratified; and the directors and the secretary of the Company or any of them be and are hereby authorised on behalf of the Company:

   A. to sign, seal, execute, perfect and deliver all such documents and do all such deeds, acts, matters and things as they may in their discretion consider necessary or desirable for the purpose of or in connection with the implementation of the Share Subscription Agreement and all transactions contemplated thereunder;

   B. subject to completion of the Share Subscription Agreement, to allot and issue such number of new Shares as is determined in accordance with the terms of, and in satisfaction of the consideration payable by the Company under the Share Subscription Agreement, such new Shares to be issued credited as fully paid and ranking pari passu in all respects with all Shares then in issue;

   C. to exercise or enforce all of the rights of the Company under the Share Subscription Agreement; and

   D. to complete the Share Subscription Agreement in accordance with its terms."

3. "**THAT** subject to and conditional upon the passing of the ordinary resolution number 1 as set out in the notice convening the Meeting, the CN Placing Agreement (as defined and described in the Circular), a copy of which is produced to the Meeting marked "C" and signed by the Chairman of the Meeting for the purpose of identification, and the transactions contemplated in or incidental to the CN Placing Agreement be and are hereby approved, confirmed and ratified; and the directors and the secretary of the Company or any of them be and are hereby authorised on behalf of the Company:

   A. to sign, seal, execute, perfect and deliver all such documents and do all such deeds, acts, matters and things as they may in their discretion consider necessary or desirable for the purpose of or in connection with the implementation of the CN Placing Agreement and all transactions contemplated thereunder;

   B. subject to the completion of the CN Placing Agreement, to issue the convertible notes up to the aggregate principal amount of HK$60,000,000 to be issued by the Company and to be placed by Kingston Securities Limited ("**Convertible Notes II**") in accordance with the terms of the CN Placing Agreement, the Convertible Notes II to be issued subject to and having the terms and conditions attaching thereto;

C. to allot and issue such number of new Share upon conversion of all or any part of the Convertible Notes II in accordance with the terms and conditions attaching thereto, such new Shares to be issued credited as fully paid and ranking pari passu in all respects with all Shares then in issue;

D. to exercise or enforce all of the rights of the Company under the CN Placing Agreement;

E. to complete the CN Placing Agreement in accordance with its terms."

4. "**THAT** the waiver ("**Whitewash Waiver**") granted or to be granted by the executive director ("**Executive**") of the Corporate Finance Division of the Securities and Futures Commission of Hong Kong (or any delegate of the Executive) in accordance with Note 1 on Dispensations from Rule 26 of the Hong Kong Code on Takeovers and Mergers in respect of the obligation of Central View International Limited and Top Act Group Limited (together the "**Subscribers**") and parties acting in concert with it to make a mandatory general offer to the shareholders of the Company for the issued Shares not already owned or agreed to be acquired by the Subscribers and parties acting in concert with each of them as a result of any issue or allotment pursuant to the application(s) made by the Subscribers and parties acting in concert with each of them and/or fulfillment of obligations under the Share Subscription Agreement and/or the CN Subscription Agreement be and is hereby approved and that the Directors be and are hereby authorised to do all things and acts and sign all documents which they consider desirable or expedient to implement and/or give effect to any matters relating to or in connection with the Whitewash Waiver."

5. "**THAT** subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting the approval of the listing of, and permission to deal in, the Shares to be issued pursuant to the exercise of options which may be granted under the New Scheme Limit (as defined below), the refreshment of the scheme limit of the Company's share option scheme adopted on 17 November 2003, up to 10 per cent. of the number of Shares in issue as at the date of passing this resolution ("**New Scheme Limit**") be and is hereby approved and any director of the Company be and is hereby authorised to do such act and execute such document to effect the New Scheme Limit."

SPECIAL RESOLUTION

6. "**THAT**, the name of the Company be changed to "Town Health Medical Technology Holdings Company Limited" and subject to the new English name of the Company becoming effective, "康健醫療科技控股有限公司" be adopted as its new Chinese name for identification purposes only; and the directors of the Company be and are hereby authorised to do all such acts, deeds and things as they may, in their absolute discretion, deem fit in order to effect such change of name."

By the order of the Board
Starbow Holdings Limited
Chi Chi Hung, Kenneth
Chairman

Hong Kong, 20 January 2006

Notes:

1. Every member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

2. In order for such appointment to be valid, the form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of authority, must be deposited at the Company's share registrar in Hong Kong, Tengis Limited, at Level 25, Three Pacific Place, 1 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for the holding of the above meeting or any adjournment thereof.

3. At the date of this notice, the board of the directors of the Company comprises two executive Directors, namely Mr. Chi Chi Hung, Kenneth and Mr. Wong Hin Shek, Hans, and three independent non-executive Directors namely Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lau Man Tak.

STARBOW HOLDINGS LIMITED
星虹控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 397)

Form of proxy for the Special General Meeting ("SGM") to be held on 13 February 2006

I/We [Note 1] ______________________ of ______________________
being the registered holders(s) of ______________________ shares [Note 2] of HK$0.01 each in the share capital of Starbow Holdings Limited (the "Company") HEREBY APPOINT THE CHAIRMAN OF THE MEETING [Note 3] or ______________________ of ______________________

as my/our proxy to attend and vote for me/us and on my/our behalf at the SGM (and any adjournment thereof) of the Company to be held at 10:00 a.m. on 13 February 2006 at Room 3503, 35th Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong for the purposes of considering and, if thought fit, with or without amendments, passing the resolutions as set out in the notice convening the SGM as indicated below.

ORDINARY RESOLUTIONS	FOR [Note 4]	AGAINST [Note 4]
No. 1		
No. 2		
No. 3		
No. 4		
No. 5		
SPECIAL RESOLUTION		
No. 6		

Dated this __________ day of __________ 2006 Signature(s) [Note 5] ______________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS.**
2. Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
3. If any proxy other than the Chairman is preferred, strike out the words "THE CHAIRMAN OF THE MEETING" and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, TICK THE APPROPRIATE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, TICK THE APPROPRIATE BOX MARKED "AGAINST".** Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the SGM.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorised to sign the same.
6. In the case of joint holders of any share(s) of the Company, any one of such joint holders may vote at the SGM, either personally or by proxy, in respect of such share(s) as if he were solely entitled thereto. However, if more than one of such joint holders are present at the SGM personally or by proxy, the vote of the joint holder whose name stands first in the register of members in respect of such share(s) and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s).
7. To be valid, this form of proxy, together with the power of attorney (if any) or other authority under which it is signed or a notarially certified copy thereof, must be deposited at the Company's branch share registrar of Tengis Limited, at Level 25, Three Pacific Place, 1 Queen's Road East, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for holding the SGM or any adjournment thereof (as the case may be).
8. The proxy need not be a member of the Company but must attend the SGM in person to represent you.
9. Completion and delivery of the form of proxy will not preclude you from attending and voting at the SGM if you so wish. In such event, this form of proxy shall be deemed to have been revoked.

* *For identification only*

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities mentioned herein.

STARBOW HOLDINGS LIMITED
(星虹控股有限公司)*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

DESPATCH OF CIRCULAR

A circular of Starbow (the "Circular") containing, amongst other things, further details of (i) the Share Subscription; (ii) the CN Subscription; (iii) the CN Placing; (iv) the Whitewash Waiver; (v) Share Placing; (vi) the refreshment of scheme mandate limit; (vii) proposed change of company's name; and (viii) the recommendation of the independent board committee of Starbow to the Independent Starbow Shareholders and the letter of advice from TIS to the independent board committee of Starbow and the Independent Starbow Shareholders in respect of (i) the Share Subscription; (ii) the CN Subscription; (iii) the CN Placing; and (iv) the Whitewash Waiver, has been despatched to the Starbow Shareholders on 20 January 2006 in accordance with the Listing Rules and the Takeovers Code.

The Starbow Shareholders are reminded that the Starbow SGM for approving, amongst other things, (i) the Share Subscription; (ii) the CN Subscription; (iii) the CN Placing; (iv) the Whitewash Waiver; (v) the refreshment of scheme mandate limit; and (vi) proposed change of company's name will be held at Room 3503, 35th Floor, Two International Finance Centre, 8 Finance Street Central, Hong Kong at 10:00 a.m. on Monday, 13 February 2006. Only the Independent Starbow Shareholders will be permitted to vote on the resolutions by way of poll in relation to (i) the Share Subscription; (ii) the CN Subscription; (iii) the CN Placing; and (iv) the Whitewash Waiver.

Reference is made to the joint announcement made by the respective board of directors of Starbow and Town Health dated 9 December 2005 and the announcement issued by Starbow dated 29 December 2005 (the "Announcements"). Terms used in this announcement shall have the same meanings as those defined in the Announcements unless defined otherwise herein.

DESPATCH OF CIRCULAR OF STARBOW

A Circular containing, amongst other things, further details of (i) the Share Subscription; (ii) the CN Subscription; (iii) the CN Placing; (iv) the Whitewash Waiver; (v) Share Placing; (vi) the refreshment of scheme mandate limit; (vii) proposed change of company's name; and (viii) the recommendation of the independent board committee of Starbow to the Independent Starbow Shareholders and the letter of advice from TIS to the independent board committee of Starbow and the Independent Starbow Shareholders in respect of (i) the Share Subscription; (ii) the CN Subscription; (iii) the CN Placing; and (iv) the Whitewash Waiver, has been despatched to the Starbow Shareholders on 20 January 2006 in accordance with the Listing Rules and the Takeovers Code.

The Starbow Shareholders are reminded that the Starbow SGM for approving, amongst other things, (i) the Share Subscription; (ii) the CN Subscription; (iii) the CN Placing; (iv) the Whitewash Waiver; (v) the refreshment of scheme mandate limit; and (vi) proposed change of company's name will be held at Room 3503, 35th Floor, Two International Finance Centre, 8 Finance Street Central, Hong Kong at 10:00 a.m. on Monday, 13 February 2006. Only the Independent Starbow Shareholders will be permitted to vote on the resolutions by way of poll in relation to (i) the Share Subscription; (ii) the CN Subscription; (iii) the CN Placing; and (iv) the Whitewash Waiver.

The Independent Starbow Shareholders are encouraged to read the Circular carefully, including the advice of TIS, the independent financial adviser to the independent board committee of Starbow, and the recommendation and advice of the independent board committee of Starbow to the Independent Starbow Shareholders in respect of the (i) the CN Subscription; (ii) the Share Subscription; (iii) the Whitewash Waiver; and (iv) the CN Placing, before deciding whether or not to approve the (i) the CN Subscription; (ii) the Share Subscription; (iii) the Whitewash Waiver; and (iv) the CN Placing.

* *for identification purposes only*

SHARE PLACING

As at the date of this Announcement, Starbow has obtained the approval of the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Placing Shares and the Placing Agent has procured placees, each of whom and whose ultimate beneficial owners (i) are not connected persons (as defined in the Listing Rules) of Starbow; and (ii) are independent of and not connected with Starbow, the Share Subscriber, the CN Subscriber or their respective connected persons (as defined in the Listing Rules and/or the GEM Listing Rules). Upon completion of the Share Placing, which is expected to take place on or before 26 January 2006, such placees will hold 183,180,000 Shares (including the current holding of 6,600,000 Shares), representing approximately 17.29% issued share capital of the Starbow Group as enlarged by the issue of Placing Shares.

BOARD OF DIRECTORS OF STARBOW

As at the date of this announcement, the Starbow Board comprises two executive directors, namely Mr. Chi Chi Hung, Kenneth and Mr. Wong Hin Shek, Hans and three independent non-executive directors namely Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lau Man Tak.

By order of the board of directors of
Starbow Holdings Limited
Chi Chi Hung, Kenneth
Chairman

Hong Kong, 20 January, 2006

The Starbow Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement, and confirm, having made all reasonable equiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statements in this announcement misleading.

"Please also refer to the published version of this announcement in China Daily."

STARBOW<00397> - Unusual volume movement

The Stock Exchange has received a message from Starbow Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such Unusual Movement.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of Starbow Holdings Limited the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement.

At the date of this announcement, the Board comprises two Executive Directors, namely Mr. Chi Chi Hung, Kenneth and Mr. Wong Hin Shek, Hans and three Independent Non-executive Directors namely Mr. Chan Chi Yuen, Mr. Chun Jay and Mr. Lau Man Tak.

By order of the Board
Starbow Holdings Limited
Chi Chi Hung, Kenneth
Director

Hong Kong, this 3rd day of February, 2006"

:: Investor

Investment Service Centre

Listed Companies Information

STARBOW<00397> - Unusual volume movement

The Stock Exchange has received a message from Starbow Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such Unusual Movement.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of Starbow Holdings Limited the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement.

At the date of this announcement, the Board comprises two Executive Directors, namely Mr. Chi Chi Hung, Kenneth and Mr. Wong Hin Shek, Hans and three Independent Non-executive Directors namely Mr. Chan Chi Yuen, Mr. Chun Jay and Mr. Lau Man Tak.

By order of the Board
Starbow Holdings Limited
Chi Chi Hung, Kenneth
Director

Hong Kong, this 6th day of February, 2006"

STARBOW<00397> - Unusual volume movement

The Stock Exchange has received a message from Starbow Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such Unusual Movement.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of Starbow Holdings Limited the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement.

At the date of this announcement, the Board comprises two Executive Directors, namely Mr. Chi Chi Hung, Kenneth and Mr. Wong Hin Shek, Hans and three Independent Non-executive Directors namely Mr. Chan Chi Yuen, Mr. Chun Jay and Mr. Lau Man Tak.

By order of the Board
Starbow Holdings Limited
Chi Chi Hung, Kenneth
Director

Hong Kong, this 10th day of February, 2006"

STARBOW HOLDINGS LIMITED
(星虹控股有限公司)*

(Incorporated in Bermuda with limited liability)
(Stock Code: 397)

RESULTS OF THE STARBOW SGM

The Starbow Board is pleased to announce that all the resolutions in respect of (i) the CN Subscription; (ii) the Share Subscription; (iii) the CN Placing; (iv) the Whitewash Waiver; (v) the refreshment of Scheme Mandate Limit; and (vi) the proposed change of the company's name were duly passed at the Starbow SGM held on 13 February 2006.

Reference is made to the announcements dated 9 December 2005 and 29 December 2005 (the "Announcements") and the circular dated 20 January 2006 of the Company. Terms used in this announcement shall have the same meanings as defined in the Announcements unless provided otherwise.

RESULTS OF THE STARBOW SGM

The Starbow Board is pleased to announce that all the resolutions in respect of (i) the CN Subscription; (ii) the Share Subscription; (iii) the CN Placing; (iv) the Whitewash Waiver; (v) the refreshment of Scheme Mandate Limit; and (vi) the proposed change of company's name were duly passed at the Starbow SGM held on 13 February 2006.

At the Starbow SGM, voting were conducted by (i) way of poll in respect of the resolutions for approving the CN Subscription, Share Subscription, the CN Placing, and the Whitewash Waiver; and (ii) show of hands in respect of the resolutions for approving the refreshment of Scheme Mandate Limit and the proposed change of the company's name. The total number of Shares entitling the holders thereof to attend and vote for or against the above resolutions, the voting of which were taken by way of poll, at the Starbow SGM is 882,936,853 Shares, representing approximately 83.33% of the issued share capital of Starbow as at the date of this announcement. Starbow Shareholders who are interested or involved in the CN Subscription, the Share Subscription, the CN Placing, the Share Placing and the Whitewash Waiver were required to abstain from voting in respect of the above ordinary resolutions, the voting of which were taken by way of poll, at the Starbow SGM.

The poll results for ordinary resolutions, the voting of which were taken by way of poll, (No.1 the CN Subscription; No.2 the Share Subscription; No.3 the CN Placing; and No.4 the Whitewash Waiver) are set out as follows:

Ordinary Resolutions	For (number of Shares)	percentage	Against (number of Shares)	percentage
Resolution No.1	429,490,000	100%	NIL	0%
Resolution No.2	429,514,000	100%	NIL	0%
Resolution No.3	429,514,000	100%	NIL	0%
Resolution No.4	429,514,000	100%	NIL	0%

The Company's branch share registrar and transfer office in Hong Kong, Tengis Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong, was appointed as the scrutineer at the Starbow SGM for the purpose of vote-taking.

* *for identification purposes only*

EFFECT ON SHAREHOLDINGS STRUCTURE

The existing and enlarged shareholding structure of Starbow immediately before and after the issue of the Subscription Shares and the Conversion Shares falling to be issued upon exercise of the conversion rights attached to the Convertible Notes are set out below:

Name of Starbow Shareholders	No. of shares held at the date of this announcement	%	No. of shares held immediately after completion of Share Subscription	%	No. of shares held immediately after full conversion of the Convertible Notes I	%	No. of shares held immediately after completion of the Share Subscription and full conversion of the Convertible Notes I	%	No. of shares held immediately after completion of the Share Subscription and full conversion of the Convertible Notes I and Convertible Notes II *(Note 2)*	%
Subscribers										
Share Subscriber *(Note 1)*	-	-	100,000,000	8.62	-	-	100,000,000	3.81	100,000,000	2.45
CN Subscriber *(Note 2)*	-	-	-	-	1,463,414,634	62.37	1,463,414,634	55.79	1,463,414,634	35.81
Sub-total	-	-	100,000,000	8.62	1,463,414,634	62.37	1,563,414,634	59.60	1,563,414,634	38.26
Placees										
- Convertible Notes II *(Note 3)*	-	-	-	-	-	-	-	-	1,463,414,634	35.81
Other public shareholders	1,059,516,853	100.00	1,059,516,853	91.38	1,059,516,853	37.63	1,059,516,853	40.40	1,059,516,853	25.93
Total	1,059,516,853	100.00	1,159,516,853	100.00	2,522,931,487	100.00	2,622,931,487	100.00	4,086,346,121	100.00

Notes:

1. The Share Subscriber is a company wholly and beneficially owned by Ms. Choi Ka Yee, Crystal, a daughter of Dr. Francis Choi Chee Ming, who is a beneficial owner of 49.9% of the issued capital in Broad Idea International Limited, the controlling shareholder of Town Health, and therefore is an associate of a substantial shareholder of Town Health.

2. Assuming upon exercise in full of the conversion rights attached to the Convertible Notes I at the initial conversion price of HK$0.041 per Share under the CN Subscription, an aggregate of 1,463,414,634 new Shares would fall to be issued by Starbow to the CN Subscriber.

3. Assuming upon exercise in full of the conversion rights attached to the Convertible Notes I at the initial conversion price of HK$0.041 per Share under the CN Subscription, an aggregate of 1,463,414,634 new Shares will fall to be issued by Starbow to the CN Subscriber; and assuming that the maximum aggregate principal amount of HK$60,000,000 are placed under the CN Placing and upon exercise in full of the conversion rights attached to the Convertible Notes II at the initial conversion price of HK$0.041 per Share, an aggregate of 1,463,414,634 Conversion Shares will fall to be allotted and issued by Starbow to the placees.

Board of directors of Starbow

As at the date of this announcement, the Starbow Board comprises two executive directors, namely Mr. Chi Chi Hung, Kenneth and Mr. Wong Hin Shek, Hans and three independent non-executive directors namely Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lau Man Tak.

By order of the board of directors of
Starbow Holdings Limited
Chi Chi Hung, Kenneth
Chairman

Hong Kong, 13 February 2006

The Starbow Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement, have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statements in this announcement misleading.

"Please also refer to the published version of this announcement in China Daily."

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities mentioned herein.

STARBOW HOLDINGS LIMITED
(星虹控股有限公司)*

(Incorporated in Bermuda with limited liability)
(Stock Code: 397)

MONTHLY ANNOUNCEMENT IN RESPECT OF THE CONVERTIBLE NOTES I

Reference is made to the Announcement. Completion of the Share Subscription and the CN Subscription involving issue of the Convertible Notes I took place on 23 February 2006. Starbow made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I.

As Starbow foresees the future dilution effect on the Starbow Shareholders resulting from exercise of the conversion rights attaching to the Convertible Notes I, Starbow undertakes that the Monthly Announcement will be made on the website of the Stock Exchange on or before the fifth business day following the end of each calendar month.

Reference is made to the Starbow's announcement dated 9 December 2005 (the "Announcement"). Completion of the Share Subscription and the CN Subscription involving issue of the Convertible Notes I took place on 23 February 2006. Starbow made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I. Terms used herein shall have the same meaning as in the Announcement unless the context otherwise defines.

Monthly disclosure of conversion of convertible notes

As Starbow foresees the future dilution effect on the Starbow Shareholders resulting from exercise of the conversion rights attaching to the Convertible Notes I, Starbow will disclose by way of announcements all relevant details of the conversion of the Convertible Notes I in the following manner:

(i) Starbow will make a monthly announcement (the "Monthly Announcement") on the website of the Stock Exchange on or before the fifth business day following the end of each calendar month and will include the following details in a table form:

   (a) whether there is any conversion of the Convertible Notes I during the relevant month. If yes, details of the conversions, including the conversion date, number of Conversion Shares issued and conversion price for each conversion. If there is no conversion during the relevant month, a negative statement to that effect;

   (b) the outstanding principal amount the Convertible Notes I after the conversion, if any;

   (c) the total number of Shares issued pursuant to other transactions, including Shares issued pursuant to exercise of options under any share option scheme(s) of Starbow; and

   (d) the total issued share capital of Starbow as at the commencement and the last day of the relevant month;

(ii) in addition to the Monthly Announcement, if the cumulative amount of Conversion Shares issued pursuant to the conversion of to the Convertible Notes I reaches 5% of the issued share capital of Starbow as disclosed in the then latest announcement made by Starbow in respect of the Convertible Notes I (and thereafter in a multiple of such 5% threshold), Starbow will as soon as practicable but in any event no later than the fifth business day thereafter make an announcement on the website of the Stock Exchange including details as stated in (i) above for the period commencing from the date of the then latest announcement made by Starbow in respect of the Convertible Notes I, up to the date on which the total amount of Shares issued pursuant to the conversion amount to 5% of the issued share capital of Starbow as disclosed in the then latest announcement made by Starbow in respect of the Convertible Notes I; and

(iii) if Starbow forms the view that any issue of Conversion Shares under the Convertible Notes I will trigger the disclosure requirements under Rule 13.09 of the Listing Rules, Starbow is obligated to make such disclosures regardless of the issue of any announcements in relation to the Convertible Notes I.

In the case of any issue of the Convertible Notes II, Starbow will make similar disclosure as described above. The Starbow Directors would like to report that no conversion of the Convertible Notes I had been made by the holders thereof during the month of February 2006.

Information regarding the total issued share capital of Starbow as at 23 February 2006, being the completion date of the CN Subscription, and 28 February 2006, being the last date of the relevant month, are set out below:

	Issued Share Capital *HK$*	Number of Shares
As at 23 February 2006 (upon completion of the Share Subscription)	11,595,168.53	1,159,516,853
As at 28 February 2006	11,595,168.53	1,159,516,853

The subsequent Monthly Announcements will only be released through the web-site of the Stock Exchange and no publication in the newspapers will be made.

GENERAL

As at the date of this announcement, the Starbow Board comprises two executive directors, namely Mr. Chi Chi Hung, Kenneth and Mr. Wong Hin Shek, Hans and three independent non-executive directors namely Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lau Man Tak.

* *For identification purpose only*

By order of the board of directors of
Starbow Holdings Limited
Chi Chi Hung, Kenneth
Chairman

Hong Kong, 6 March 2006

"Please also refer to the published version of this announcement in China Daily."

TOWN HEALTH MEDICAL TECHNOLOGY HOLDINGS COMPANY LIMITED

(康健醫療科技控股有限公司)*

(formerly known as Starbow Holdings Limited 星虹控股有限公司*)

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

CHANGE OF COMPANY NAME AND CHANGE OF DIRECTORS

The board of directors (the "Board") of Town Health Medical Technology Holdings Company Limited is pleased to announce that the special resolution regarding the change of the name of the Company from "Starbow Holdings Limited" to "Town Health Medical Technology Holdings Company Limited" and the adoption of a new Chinese name of "康健醫療科技控股有限公司" to replace the existing Chinese name of "星虹控股有限公司" for identification purposes was duly passed by the shareholders of the Company at the special general meeting held on 13 February 2006.

The Board is also pleased to announce that Mr. Cho Kwai Yee, Kevin, Ms. Choi Ka Yee, Crystal and Mr. Siu Kam Chau have been appointed as executive directors of the Company with effect from 14 March 2006. Mr. Siu Kam Chau has also been appointed as authorised representative of the Company for the purpose of Rules 3.05 of the Listing Rules. Mr. Wong Hin Shek, Hans, an executive director and authorised representative of the Company for the purposes of Rule 3.05 of the Listing Rules, has resigned from his directorship and ceased to act as authorised representative of the Company for the purposes of Rule 3.05 of the Listing Rules with effect from 14 March 2006. The Board wishes to express its sincere gratitude to Mr. Wong for his contributions to the Company during his tenure of office and welcome Mr. Cho, Ms. Choi and Mr. Siu to join the Board.

Reference is made to the press joint announcement issued by the Company dated 9 December 2005 and the circular dated 20 January 2006 (the "Circular"). Terms used in this announcement shall have the same meanings as those defined in the Circular unless the context otherwise defines.

Change of company's name

The Board is pleased to announce that the special resolution regarding the change of the name of the Company from "Starbow Holdings Limited" to "Town Health Medical Technology Holdings Company Limited" and the adoption of a new Chinese name of "康健醫療科技控股有限公司" to replace the existing Chinese name of "星虹控股有限公司" for identification purposes was duly passed by the shareholders of the Company at the special general meeting held on 13 February 2006. The new company name was entered into the register by the Registrar of Companies in Bermuda (the "Registrar") on 27 February 2006 and the Certificate of Incorporation on Change of Name was issued by the Registrar on 6 March 2006. The Company is in the process of carrying out the necessary filing procedures with the Registrar of Companies in Hong Kong. A further announcement will be made when Hong Kong filing process complete and the new stock short name of its ordinary shares become effective.

Change of directors

(i) Appointment of executive directors of the Company

Mr. Cho Kwai Yee, Kevin, Ms. Choi Ka Yee, Crystal and Mr. Siu Kam Chau have been appointed as executive Director with effect from 14 March 2006. Mr. Siu Kam Chau has also been appointed as authorised representative of the Company for the purpose of Rules 3.05 of the Listing Rules.

Mr. Cho Kwai Yee, Kevin

Mr. Cho Kwai Yee, Kevin, aged 44, is a qualified associate engineer in building services. He has been involved in the field of construction, renovation and business management in the past 16 years and has been holding various senior executive positions in a number of corporations. Mr. Kevin Cho was appointed as an executive director of Town Health on 24 July 2001. He is responsible for the business development of Town Health. Mr. Kevin Cho is the brother of Mr. Cho Kwai Chee. Mr. Cho Kwai Yee, Kevin, is currently an executive director of Town Health, a company whose shares are listed on GEM. Mr. Cho is also a director of Hong Kong Medical Laboratories Limited and Hong Kong Health Check Centre Limited, the wholly owned subsidiaries of the Company. Save as disclosed in this announcement, he did not hold any directorship in other public listed company or any other position with the Company and other members of the group (the "Group") in the past three years. Save for being an associate of CN Subscriber, Mr. Cho does not have any relationship with other directors, senior management, substantial or controlling shareholders of the Company. Furthermore, Mr. Cho has no interest in the securities of the Company within the meaning of Part XV of the Securities and Futures Ordinance as at the date of this announcement. There is no service contract entered into between the Company and Mr. Cho. He will have no fixed term of service with the Company but he will be subject to retirement by rotation and re-election at annual general meeting of the Company in accordance with the Bye-laws. Mr. Cho is entitled to (i) an annual emolument of HK$360,000 which is determined by the Board with reference to his duties and responsibilities with the Company; and (ii) a discretionary bonus which will depend on the financial results of the Company and on his performance.

Ms. Choi Ka Yee, Crystal

Ms. Choi Ka Yee, Crystal, aged 25, graduated from Boston College, U.S.A. with a bachelor degree of science in accountancy. Ms. Crystal Choi joined Early Light Group in September 2003, which is principally engaged in the manufacturing and trading of toys and property investment. She is pursuing her master degree in corporate finance from the Hong Kong Polytechnic University in Hong Kong. She joined Town Health in April 2005 as the director of corporate finance department. Ms. Crystal Choi has extensive knowledge in accounting and corporate finance. Save that Ms. Choi Ka Yee, Crystal is currently a director of Hong Kong Medical Laboratories Limited and Hong Kong Health Check Centre Limited, the wholly owned subsidiaries of the Company, Ms. Choi Ka Yee, Crystal, did not hold any directorship in other public listed company or any other position with the Company and other members of the Group in the past three years. Save for being an associate of CN Subscriber, Ms. Choi does not have any relationship with other directors, senior management, substantial or controlling shareholders of the Company. As at the date of this announcement, Ms. Choi is interested in 100,000,000 Shares, representing approximately 8.62% of the existing issue share capital of the Company within the meaning of Part XV of the Securities and Futures Ordinance. There is no service contract entered into between the Company and Ms. Choi. She will have no fixed term of service with the Company but she will be subject to retirement

* *For identification purpose only*

by rotation and re-election at annual general meeting of the Company in accordance with the Bye-laws. Ms. Choi is entitled to (i) an annual emolument of HK$360,000 which is determined by the Board with reference to her duties and responsibilities with the Company; and (ii) a discretionary bonus which will depend on the financial results of the Company and on her performance.

Mr. Siu Kam Chau

Mr. Siu Kam Chau, aged 41, holds a bachelor degree in accountancy from the City University of Hong Kong. He is a fellow of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants. He is also a certified public accountant (practising). Mr. Siu had worked in an international accounting firm and a number of listed groups. He has over 16 years of working experience in accounting, company secretary and corporate finance and has extensive knowledge in fund raising and merger and acquisition activities. He had held senior position in a number of corporations and worked as an executive director in three companies whose shares are listed on the main board of the Stock Exchange or GEM. Mr. Siu Kam Chau was an executive directors of Town Health (until his resignation on 6 January 2003) and is currently an independent non-executive director of Wang On Group Limited, a company whose shares are listed on the Main Board of the Stock Exchange. Mr. Siu is also a director of Hong Kong Medical Laboratories Limited and Hong Kong Health Check Centre Limited, the wholly owned subsidiaries of the Company. Save as disclosed in this announcement, he did not hold any directorship in other public listed company or any other position with the Company and other members of the Group in the past three years. Mr. Siu does not have any relationship with other directors, senior management, substantial or controlling shareholders of the Company. Furthermore, Mr. Siu has no interest in the securities of the Company within the meaning of Part XV of the Securities and Futures Ordinance. There is no service contract entered into between the Company and Mr. Siu. He will have no fixed term of service with the Company but he will be subject to retirement by rotation and re-election at annual general meeting of the Company in accordance with the Bye-laws. Mr. Siu is entitled to (i) an annual emolument of HK$240,000 which is determined by the Board with reference to his duties and responsibilities with the Company; and (ii) a discretionary bonus which will depend on the financial results of the Company and on his performance.

Save as disclosed in this announcement, the Board is not aware of any matter in relation to Mr. Cho, Ms. Choi and Mr. Siu that is required to be disclosed pursuant to paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules or any other matter that need to be brought to the attention of the Shareholders in relation to Mr. Cho, Ms. Choi and Mr. Siu's appointment.

(ii) Resignation of director of the Company

Mr. Wong Hin Shek, Hans, an executive director and authorised representative of the Company, has resigned from his directorship and ceased to act as authorised representative of the Company for the purpose of Rule 3.05 of the Listing Rules with effect from 14 March 2006.

Mr. Wong has confirmed to the Board that he has no disagreement with the Board and there are no matters which need to be brought to the attention of the Stock Exchange and the holders of securities of the Company.

The Board wishes to express its sincere gratitude to Mr. Wong for his contributions to the Company during his tenure of office.

Board of directors of the Company

As at the date of this announcement, the Board comprises four executive directors, namely Mr. Chi Chi Hung, Kenneth, Mr. Cho Kwai Yee, Kevin, Ms. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive directors namely Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lau Man Tak.

By order of the board of directors of
Town Health Medical Technology Holdings Company Limited
Chi Chi Hung, Kenneth
Chairman

Hong Kong, 14 March 2006

"Please also refer to the published version of this announcement in China Daily."

(mm)

STARBOW<00397> - Suspension of Trading

At the request of Starbow Holdings Limited (the "Company"), trading in its shares has been suspended with effect from 9:30am today (24/3/2006) pending for an announcement in relation to acquisition of equipments which constitutes a major transaction of the Company.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

TOWN HEALTH MEDICAL TECHNOLOGY HOLDINGS COMPANY LIMITED

(康健醫療科技控股有限公司)*

(being in the process of registration of change of corporate name from "Starbow Holdings Limited" to "Town Health Medical Technology Holdings Company Limited" with the Registrar of Companies in Hong Kong)

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

MAJOR TRANSACTION – ACQUISITION OF EQUIPMENTS AND SUSPENSION AND RESUMPTION OF TRADING

ACQUISITION OF EQUIPMENTS

The Board announces that HK Health Check Centre has entered into the Purchasing Agreement with the Vendor on 23 March 2006, pursuant to which HK Health Check Centre has agreed to purchase from the Vendor the new Equipments for a total consideration of HK$54,800,000.

LISTING RULES IMPLICATIONS AND THE SGM

The Purchasing Agreement constitutes a major transaction of the Company under Chapter 14 of the Listing Rules and is subject to the Shareholders' approval at the SGM.

A circular containing, among other things, (i) the details of the Purchasing Agreement; and (ii) a notice of the SGM will be despatched to the Shareholders within 21 days of this announcement.

* *For identification purpose only*

SUSPENSION AND RESUMPTION OF TRADING

At the request of the Company, trading in the Shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 24 March 2006 pending the release of this announcement. Application has been made by the Company for the resumption of trading in the Shares on the Stock Exchange with effect from 9:30 a.m. on 27 March 2006.

ACQUISITION OF EQUIPMENTS

The Board announces that HK Health Check Centre has entered into the Purchasing Agreement with the Vendor pursuant to which HK Health Check Centre has agreed to acquire the new Equipments from the Vendor for a total consideration of HK$54,800,000.

Principal terms of the Purchasing Agreement

Date	:	23 March 2006
Parties	:	Siemens Limited (as vendor), which is independent of and not connected with the Company and its connected persons (as defined under the Listing Rules), Top Act Group Limited and Central View International Limited and their ultimate beneficial owners. The Vendor is a supplier of medical equipments HK Health Check Centre (as buyer)
Equipments and its usages	:	(1) One set of Siemens Somatom Sensation – Scanner Usage: A scanner which provides precise diagnostic pictures of the heart and other organs (2) One set of Siemens Magnetom Tim System – Scanner Usage: A system which uses a magnetic field and radio waves to generate pictures of inner body structures

(3) One set of Siemens Biograph 16 System – Scanner
Usage: A scanner which provides complete cancer diagnoses regarding the exact location, size, nature and extent of cancer in the entire body

(4) One set of Siemens Mammomat Novation – Flat detector
Usage: A screening tool used to detect early breast cancer

(5) One set of Siemens SIENET Sky Mini System – Computer system
Usage: A computer system with the connection of imaging modalities and Mini Picture Archiving and Communication System (PACS), patient data and images can be easily accessed

Consideration	:	HK$54,800,000, to be payable as to i) HK16,440,000 as deposit within 7 days after signing of the Purchasing Agreement; ii) HK$32,880,000 within 7 days after delivery of main equipment; and iii) HK$5,480,000 within 14 days after clinical operations. The total consideration will be financed by the net proceeds from the issue of the convertible notes of the Company to Top Act Group Limited as announced on 9 December 2005

Condition
The Purchasing Agreement is conditional upon the passing by the Shareholders at the SGM of an ordinary resolution approving the Purchasing Agreement. In the event that the approval from the Shareholders is not obtained on or before 18 May 2006, the Purchasing Agreement shall become null and void and the deposit paid by the Company shall be retained by the Vendor and each party shall thereafter have no claim against each other.

Reasons for the acquisition of equipments
The Group is principally engaged in the manufacturing and sales of garment in the PRC. Following completion of the subscription of new Shares by Central View International Limited and issue of the convertible notes of the Company to Top Act Group Limited on 23 February 2006, the Group has commenced establishment of a new centre for the provision of the health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services in Hong Kong. The Group anticipates that the location for the new centre will be finalised in the near future. The Company will continue with its existing business and diversify into business with earning potential, which includes the establishment of the new centre. As at the date of this announcement, the Company has no intention to dispose of any of its existing business.

In the establishment of the new centre for the provision of the health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services in Hong Kong, the Group is required to purchase necessary new and advanced medical equipments and therefore entered into the Purchasing Agreement with the Vendor which is one of the key providers of medical equipments worldwide. The Directors confirm that the Vendor is independent of and not connected with the Company and its connected persons (as defined under the Listing Rules), Top Act Group Limited and Central View International Limited and their ultimate beneficial owners. The terms of the Purchasing Agreement were determined after arm's length negotiations between HK Health Check Centre and the Vendor. The Company has approached several medical equipment manufacturing suppliers for the purpose of comparing the price

and the specifications of the medical equipments for setting up the health check centre and considers that the price of the Equipments is fair and reasonable. The Directors consider that the terms of the Purchasing Agreement are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Listing Rules implications and the SGM

The Purchasing Agreement constitutes a major transaction of the Company under Chapter 14 of the Listing Rules and is subject to Shareholders' approval at the SGM.

A circular containing, among other things, (i) details of the Purchasing Agreement; and (ii) a notice of the SGM will be despatched to the Shareholders within 21 days of this announcement.

GENERAL

As at the date of this announcement, the Board comprises four executive directors, namely Mr. Chi Chi Hung, Kenneth, Mr. Cho Kwai Yee, Kevin, Ms. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive directors namely Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lau Man Tak.

SUSPENSION AND RESUMPTION OF TRADING

At the request of the Company, trading in the Shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 24 March 2006 pending the release of this announcement. Application has been made by the Company for the resumption of trading in the Shares on the Stock Exchange with effect from 9:30 a.m. on 27 March 2006.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"associate"	has the meaning ascribed to it under the Listing Rule
"Board"	the board of Directors

"Company"	Town Health Medical Technology Holdings Company Limited (being in the process of registration of change of corporate name from "Starbow Holdings Limited" to "Town Health Medical Technology Holdings Company Limited" with the Registrar of Companies in Hong Kong), a company incorporated in Bermuda with limited liability and the issued Shares of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"Equipments"	equipments to be acquired by the Company from Vendor under the Purchasing Agreement
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"HK Health Check Centre"	Hong Kong Health Check Centre Limited, a company incorporated in Hong Kong with limited liability, which is an indirect wholly owned subsidiary of the Company
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China which for the purpose of this announcement, excludes Hong Kong, Macau Special Administrative Region and Taiwan
"Purchasing Agreement"	the agreement dated 23 March 2006 entered into between Siemens Limited and HK Health Check Centre in relation to the acquisition of the Equipments

"SGM"	the special general meeting of the Company to be held for the purpose of approving the Purchasing Agreement
"Share(s)"	share(s) of a par value of HK$0.01 in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Vendor"	Siemens Limited, which is independent of and not connected with the Company and its connected persons, Top Act Group Limited and Central View International Limited and their ultimate beneficial owners. Please refer to the Company's announcement dated 9 December 2005 for further details of Top Act Group Limited and Central View International Limited
"sq. ft."	square feet
"%"	per cent.

By order of the board of directors of
Town Health Medical Technology Holdings Company Limited
(being in the process of registration of change of corporate name from "Starbow Holdings Limited" to "Town Health Medical Technology Holdings Company Limited" with the Registrar of Companies in Hong Kong)
Chi Chi Hung, Kenneth
Chairman

Hong Kong, 24 March 2006

"Please also refer to the published version of this announcement in China Daily."

STARBOW<00397> - Unusual volume movement

The Stock Exchange has received a message from Town Health Medical Technology Holdings Company Limited (formerly known as Starbow Holdings Limited) which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such Unusual Movement.

Save for the acquisition of equipments of the Company as set out in the announcement of the Company dated 24 March 2006, we also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of Town Health Medical Technology Holdings Company Limited the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement.

At the date of this announcement, the Board comprises four Executive Directors, namely Mr. Chi Chi Hung, Kenneth, Mr. Cho Kwai Yee, Kevin, Ms. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three Independent Non-executive Directors namely Mr. Chan Chi Yuen, Mr. Chun Jay and Mr. Lau Man Tak.

By order of the Board
Town Health Medical Technology Holdings Company Limited
Chi Chi Hung, Kenneth
Director

Hong Kong, this 28th day of March, 2006"

TOWN HEALTH MEDICAL TECHNOLOGY HOLDINGS COMPANY LIMITED

（康健醫療科技控股有限公司）*

(formerly known as Starbow Holdings Limited 星虹控股有限公司*)
(Incorporated in Bermuda with limited liability)
(Stock Code: 397)

(i) CHANGE OF COMPANY NAME; AND (ii) CHANGE OF PRINCIPAL PLACE OF BUSINESS

CHANGE OF COMPANY NAME

The board of directors (the "Board") of Town Health Medical Technology Holdings Company Limited (the "Company") is pleased to announce that with effect from 27 February 2006, the Company has changed its name from "Starbow Holdings Limited" to "Town Health Medical Technology Holdings Company Limited" and, for identification purposes, to adopt "康健醫療科技控股有限公司" as its Chinese name. Trading of shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") under the new name of "TH MEDICAL TECH" in English and "康健醫療科技" in Chinese will take effect from 9:30 a.m. on 10 April 2006 (Stock Code 397). The change of name of the Company will not affect the rights of the shareholders of the Company. All existing share certificates in issue bearing the former name Starbow Holdings Limited will continue to be evidence of title to the shares of the Company and will continue to be valid for trading, settlement and registration purposes.

CHANGE OF PRINCIPAL PLACE OF BUSINESS

The principal place of business of the Company in Hong Kong will be changed to Shop 2B & 2C, Level 1, Hilton Plaza Commercial Centre, 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong with effect from 10 April 2006.

CHANGE OF COMPANY NAME

The Board is pleased to announce that a special resolution was passed by the shareholders of the Company on 13 February 2006 to change the Company name from "Starbow Holdings Limited" to "Town Health Medical Technology Holdings Company Limited" and, for identification purposes, to adopt "康健醫療科技控股有限公司" as its Chinese name with effect from 27 February 2006. The Certificate of Incorporation on Change of Name, which was issued by the Registrar of Companies in Bermuda on 6 March 2006 evidencing the change of name of the Company on 27 February 2006, was received by the Company on 27 March 2006. The Certificate of Registration of Change of Name of Oversea Company was issued by the Companies Registry in Hong Kong on 24 March 2006 evidencing the change of name of the Company and to adopt "康健醫療科技控股有限公司" as the Chinese name for identification purposes.

NEW STOCK SHORT NAME AND THE SHARE CERTIFICATES OF THE COMPANY

Trading of shares of the Company on the Stock Exchange under the new stock short name of "TH MEDICAL TECH" in English and "康健醫療科技" in Chinese will take effect from 9:30 a.m. on 10 April 2006 (Stock Code 397). The change of new stock short name of the Company will not affect the rights of the shareholders of the Company. All existing share certificates in issue bearing the former name Starbow Holdings Limited will continue to be evidence of title to the shares of the Company and will continue to be valid for trading, settlement and registration purposes. Please refer to the Company's announcement dated 9 December 2005 and the Company's circular dated 20 January 2006 for further details.

CHANGE OF PRINCIPAL PLACE OF BUSINESS

The principal place of business of the Company in Hong Kong will be changed to Shop 2B & 2C, Level 1, Hilton Plaza Commercial Centre, 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong with effect from 10 April 2006.

GENERAL

As at the date of this announcement, the Board comprises four executive directors, namely Mr. Chi Chi Hung, Kenneth, Mr. Cho Kwai Yee, Kevin, Ms. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive directors namely Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lau Man Tak.

By order of the Board of
Town Health Medical Technology Holdings Company Limited
(formerly known as Starbow Holdings Limited)
Chi Chi Hung, Kenneth
Chairman

Hong Kong, 4 April 2006

* *For identification purpose only*

"Please also refer to the published version of this announcement in China Daily."

STARBOW<00397> - Change of Company Name

Market participants are requested to note that the name of Starbow Holdings Limited has been changed to "Town Health Medical Technology Holdings Company Limited". Accordingly, the stock short name of its ordinary shares (stock code: 397) will also be changed to "TH MEDICAL TECH" with effect from Monday, 10/04/2006.

STARBOW<00397> - Unusual volume movement

The Stock Exchange has received a message from Town Health Medical Technology Holdings Company Limited (formerly known as Starbow Holdings Limited) which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such Unusual Movement.

Save for the acquisition of equipments of the Company as set out in the announcement of the Company dated 24 March 2006, we also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of Town Health Medical Technology Holdings Company Limited the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement.

At the date of this announcement, the Board comprises four Executive Directors, namely Mr. Chi Chi Hung, Kenneth, Mr. Cho Kwai Yee, Kevin, Ms. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three Independent Non-executive Directors namely Mr. Chan Chi Yuen, Mr. Chun Jay and Mr. Lau Man Tak.

By order of the Board
Town Health Medical Technology Holdings Company Limited
Siu Kam Chau
Director

Hong Kong, this 6th day of April, 2006"

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities mentioned herein.

TOWN HEALTH MEDICAL TECHNOLOGY HOLDINGS COMPANY LIMITED

(康健醫療科技控股有限公司)*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

MONTHLY ANNOUNCEMENT IN RESPECT OF THE CONVERTIBLE NOTES I

Reference is made to the Company's announcement dated 6 March 2006 (the "Announcement"). The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I.

Reference is made to the Company's announcement dated 6 March 2006 (the "Announcement"). The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I. Unless the context herein otherwise requires, terms used in this announcement shall have the same meanings as in the Announcement.

The Directors would like to report that no conversion of the Convertible Notes I had been made by the holders thereof during the month of March 2006.

Information regarding the total issued share capital of the Company as at 1 March 2006 and 31 March 2006 are set out below:

	Issued Share Capital *HK$*	Number of Shares
As at 1 March 2006	11,595,168.53	1,159,516,853
As at 31 March 2006	11,595,168.53	1,159,516,853

This announcement is only released through the web-site of The Stock Exchange of Hong Kong Limited and no publication in the newspapers is made.

At the date of this announcement, the Board comprises four executive directors, namely Mr. Chi Chi Hung, Kenneth, Mr. Cho Kwai Yee, Kevin, Ms. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive directors namely Mr. Chan Chi Yuen, Mr. Chun Jay and Mr. Lau Man Tak.

By order of the Board
Town Health Medical Technology Holdings Company Limited
Siu Kam Chau
Director

Hong Kong, this 7th day of April, 2006

* *For identification purpose only*

(λλ)

TH MEDICAL TECH<00397> - Change of Company Name

Market participants are requested to note that the name of Starbow Holdings Limited has been changed to "Town Health Medical Technology Holdings Company Limited". Accordingly, the stock short name of its ordinary shares (stock code: 397) has also been changed to "TH MEDICAL TECH" with effect from Monday, 10/04/2006.

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Town Health Medical Technology Holdings Company Limited (康健醫療科技控股有限公司*), you should at once hand this circular and the enclosed form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

TOWN HEALTH MEDICAL TECHNOLOGY HOLDINGS COMPANY LIMITED
(康健醫療科技控股有限公司*)

(formerly known as Starbow Holdings Limited星虹控股有限公司)

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

MAJOR TRANSACTION – ACQUISITION OF EQUIPMENTS

A notice convening an special general meeting of Town Health Medical Technology Holdings Company Limited to be held at Shop No. 3, Level 3, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong on Monday, 8 May 2006 at 9:00 a.m. is set out on pages 64 to 65 of this circular. A form of proxy for use at the special general meeting is also enclosed. Such form of proxy is also published on the website of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk).

Whether or not you are able to attend the meeting, please complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the Company's share registrar in Hong Kong, Tengis Limited, at 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting if they so wish.

13 April 2006

* *for identification purposes only*

In this circular, the following expressions have the meanings set out below unless the context requires otherwise:

"Announcement"	the announcement dated 24 March 2006 made by the Company containing, amongst other things, the details of the Purchasing Agreement
"associate"	has the meaning ascribed to it under the Listing Rule
"Board"	the board of Directors
"Company"	Town Health Medical Technology Holdings Company Limited (formerly known as Starbow Holdings Limited), a company incorporated in Bermuda with limited liability and the issued Shares of which are listed on the Stock Exchange
"connected person"	has the meaning ascribed thereto in the Listing Rules
"Directors"	the directors of the Company
"Equipments"	equipments to be acquired by the Company from Vendor under the Purchasing Agreement
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"HK Health Check Centre"	Hong Kong Health Check Centre Limited, a company incorporated in Hong Kong with limited liability, which is an indirect wholly owned subsidiary of the Company
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Latest Practicable Date"	11 April 2006, being the latest practicable date for ascertaining certain information contained in this circular
"Last Trading Date"	23 March 2006, being the last trading date prior to the suspension trading in the Shares before the date of the Announcement
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China which for the purpose of this announcement, excludes Hong Kong, Macau Special Administrative Region and Taiwan

"Purchasing Agreement"	the agreement dated 23 March 2006 entered into between the Vendor and HK Health Check Centre in relation to the acquisition of the Equipments
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"SGM"	an special general meeting of the Company to be held at Shop No. 3, Level 3, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong on Monday, 8 May 2006 at 9: 00 a.m., to consider and, if appropriate, to approve the resolution contained in the notice of the SGM which is set out on pages 64 to 65 of this circular, or any adjournment thereof
"Share(s)"	share(s) of a par value of HK$0.01 in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Tenancy Agreement"	the conditional tenancy agreement dated 29 March 2006 and entered into between HK Health Check Centre and Majestic Centre Limited, in which a connected person (as defined under the Listing Rules) of the Company has an interest, in relation to the leasing of a property by the Group for the establishment of a health check centre. Such tenancy agreement constitutes continuing connected transaction on the part of the Company pursuant to Chapter 14A of the Listing Rules. Given that revision of the leasing period under the tenancy agreement is being negotiated between HK Health Check Centre and Majestic Centre Limited, an announcement of such leasing will be made in due course
"Vendor"	Siemens Limited, which is independent of and not connected with the Company and its connected persons, Top Act Group Limited and Central View International Limited and their ultimate beneficial owners. Please refer to the Company's announcement dated 9 December 2005 for further details of Top Act Group Limited and Central View International Limited
"sq. ft."	square feet
"%"	per cent.

TOWN HEALTH MEDICAL TECHNOLOGY HOLDINGS COMPANY LIMITED
(康健醫療科技控股有限公司*)

(formerly known as Starbow Holdings Limited星虹控股有限公司)
(Incorporated in Bermuda with limited liability)
(Stock Code: 397)

Executive Directors:
Mr. Chi Chi Hung, Kenneth *(Chairman)*
Mr. Cho Kwai Yee, Kevin
Ms. Choi Ka Yee, Crystal
Mr. Siu Kam Chau

Independent non-executive Directors:
Mr. Chun Jay
Mr. Chan Chi Yuen
Mr. Lau Man Tak

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal Place of Business in Hong Kong:
Shop 2B & 2C, Level 1
Hilton Plaza Commercial Centre
3-9 Shatin Centre Street
Shatin, New Territories
Hong Kong

13 April 2006

To the Shareholders

Dear Sir or Madam,

MAJOR TRANSACTION – ACQUISITION OF EQUIPMENTS

INTRODUCTION

The purpose of this circular is to provide the Shareholders with information in respect of the resolution to be proposed at the SGM for the Purchasing Agreement.

In addition, this circular also contains, among other things, a notice to the Shareholders of the SGM at which the above-mentioned resolution to be proposed.

ACQUISITION OF EQUIPMENTS

On 24 March 2006, the Board announced that HK Health Check Centre entered into the Purchasing Agreement with the Vendor pursuant to which HK Health Check Centre agreed to acquire the new Equipments from the Vendor for a total consideration of HK$54,800,000.

* *for identification purposes only*

Principal terms of the Purchasing Agreement

Date	:	23 March 2006
Parties	:	Siemens Limited (as vendor), which is independent of and not connected with the Company and its connected persons (as defined under the Listing Rules), Top Act Group Limited and Central View International Limited and their ultimate beneficial owners. The Vendor is a supplier of medical equipments HK Health Check Centre (as buyer)
Equipments and its usages	:	(1) One set of Siemens Somatom Sensation – Scanner Usage: A scanner which provides precise diagnostic pictures of the heart and other organs (2) One set of Siemens Magnetom Tim System – Scanner Usage: A system which uses a magnetic field and radio waves to generate pictures of inner body structures (3) One set of Siemens Biograph 16 System – Scanner Usage: A scanner which provides complete cancer diagnoses regarding the exact location, size, nature and extent of cancer in the entire body (4) One set of Siemens Mammomat Novation – Flat detector Usage: A screening tool used to detect early breast cancer (5) One set of Siemens SIENET Sky Mini System – Computer system Usage: A computer system with the connection of imaging modalities and Mini Picture Archiving and Communication System (PACS), patient data and images can be easily accessed

Consideration	:	HK$54,800,000, to be payable as to i) HK16,440,000 as deposit within 7 days after signing of the Purchasing Agreement; ii) HK$32,880,000 within 7 days after delivery of main equipment; and iii) HK$5,480,000 within 14 days after clinical operations. The total consideration will be financed by the net proceeds from the issue of the convertible notes of the Company to Top Act Group Limited as announced on 9 December 2005

Condition

The Purchasing Agreement is conditional upon the passing by the Shareholders at the SGM of an ordinary resolution approving the Purchasing Agreement. In the event that the approval from the Shareholders is not obtained on or before 18 May 2006, the Purchasing Agreement shall become null and void and the deposit paid by the Company shall be retained by the Vendor and each party shall thereafter have no claim against each other.

Reasons for the acquisition of equipments

The Group is principally engaged in the manufacturing and sales of garment in the PRC. Following completion of the subscription of new Shares by Central View International Limited and issue of the convertible notes of the Company to Top Act Group Limited on 23 February 2006, the Group has commenced establishment of a new centre for the provision of the health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services in Hong Kong. The Group anticipates that the location for the new centre will be finalised in the near future. The Company will continue with its existing business and diversify into business with earning potential, which includes the establishment of the new centre. As at the Latest Practicable Date, the Company has no intention to dispose any of its existing business.

In the establishment of the new centre for the provision of the health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services in Hong Kong, the Group is required to purchase necessary new and advanced medical equipments and therefore entered into the Purchasing Agreement with the Vendor which is one of the key providers of medical equipments worldwide. The Directors confirm that the Vendor is independent of and not connected with the Company and its connected persons (as defined under the Listing Rules), Top Act Group Limited and Central View International Limited and their ultimate beneficial owners. The terms of the Purchasing Agreement were determined after arm's length negotiations between HK Health Check Centre and the Vendor. The Company has approached several medical equipment manufacturing suppliers for the purpose of comparing the price and the specifications of the medical equipments for setting up the health check centre and considers that the price of the Equipments is fair and reasonable.

FINANCIAL AND FUTURE PROSPECTS

Following the fund raising activities by issuing convertible notes of the Company to Top Act Group Limited and subscription of new Shares by Central View International Limited on 23 February 2006, the financial position of the Group is strengthened in all aspects and will enable the Group to establish a new centre for the provision of the health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services in Hong Kong.

Given the increase of public awareness of the importance of health and the average of the people's life expectancy in Hong Kong, the Board is optimistic on the Group's future growth prospects in health care business. The Board expects that the establishment of health check centre will be able to generate satisfactory returns to the Group in a long run.

FINANCIAL EFFECT ON THE ACQUISITION

Upon the delivery of the Equipments to the Group, the costs of the Equipments would be capitalised as fixed assets of the Group and the Group would therefore be liable to pay the costs within the credit period. Since the total consideration for the acquisition of approximately HK$54.8 million will be financed by internal resources of the Group, no changes on the net assets of the Group will be recorded. It is expected that the establishment of the health check centre will increase the earning potential of the Group and will offer the Group the opportunities to diversify into a business with growth potential.

POLL PROCEDURE

According to clause 70 of the Bye-laws, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(a) by the chairman of the meeting; or

(b) by at least three Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) by any Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(d) by any Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and holding Shares in the Company conferring a right to vote at the

meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

SGM

There is set out on pages 64 to 65 of this circular a notice convening the SGM to be held at Shop No. 3, Level 3, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong, on Monday, 8 May 2006 at 9:00 a.m., at which resolution will be proposed to the Shareholders to approve, among other things the Purchasing Agreement.

No Shareholder will be required to abstain from voting in relation to the Purchasing Agreement.

A form of proxy for use at the SGM is enclosed. If Shareholders are not able to attend the SGM in person, they are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company's branch share registrar in Hong Kong, Tengis Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible but in any event not less than 48 hours before the time for holding of the SGM or any adjournment thereof. Return of the form of proxy will not preclude Shareholders from attending and voting in person at the SGM should they so wish.

RECOMMENDATION

The Directors consider that the terms of the Purchasing Agreement are fair and reasonable and the Purchasing Agreement is in the interests of the Company, the Group and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the relevant resolution to be proposed at the SGM.

Yours faithfully
By Order of the Board
Town Health Medical Technology Holdings Company Limited
Chi Chi Hung, Kenneth
Chairman

The financial information set out in this appendix has been extracted from the audited financial statements of the Group for each of the three years ended 31 March 2005 and the unaudited condensed consolidated financial statements of the Group for the six months ended 30 September 2005.

No qualified opinions were issued by the Company's auditors, HLB Hodgson Impey Cheng, for the years ended 31 March 2003 and 31 March 2004 but a qualified opinion was issued for the year ended 31 March 2005.

The report of auditors issued by HLB Hodgson Impey Cheng as extracted from the annual report of the Company for the financial year ended 31 March 2005 is reproduced below:

HLB 國衛會計師事務所
Hodgson Impey Cheng

Chartered Accountants
Certified Public Accountants

31/F, Gloucester Tower
The Landmark
11 Pedder Street, Central
Hong Kong SAR

TO THE SHAREHOLDERS OF
STARBOW HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 15 to 54 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 90 of the Companies Act 1981 of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and the Company's circumstances, consistently applied and adequately disclosed.

We planned our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. However, the evidence available to us was limited as follows:

RECOVERABILITY OF OTHER RECEIVABLES

Included in other debtors, deposits and prepayments in the Group's consolidated balance sheet as at 31 March 2005 is an amount due from a debtor of approximately HK$41,005,000, further details of which are disclosed in Note 17 to the financial statements. The debtor agreed that the balance would be settled in full by 31 December 2005. However, we have been unable to obtain reliable information to assess the financial position of this debtor. Accordingly, we have been unable to obtain sufficient audit evidence either to ascertain if this debt can be recovered in full, or to determine the amount of provision, if any, required to be reflected in the financial statements.

Any adjustments that might have been found to be necessary in respect of the matter set out above would have a consequential impact on the net loss of the Group for the year ended 31 March 2005, the net assets of the Group as at 31 March 2005, and on the classification of such items and their related disclosures in the financial statements as at and for the year ended 31 March 2005.

In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

FUNDAMENTAL UNCERTAINTIES RELATING TO THE GOING CONCERN BASIS

In forming our opinion, we have considered the adequacy of the disclosures made in Note 1 to the financial statements concerning the adoption of the going concern basis on which the financial statements have been prepared. As explained in Note 1 to the financial statements, the validity of the going concern basis depends upon the Group's ability to raise additional equity funding from the Company's existing and/or new shareholders, the Group's success in recovering its outstanding trade and other receivables, the continuing financial support from the Group's bankers and other providers of finance, the successful attainment of profitable and positive cash flow operations and the successful outcome of the implementation of the other measures noted above. The financial statements do not include any adjustments that might be necessary if these measures were not to be successful or insufficient, or if the going concern basis were not to be appropriate and/or the financial support mentioned above would be withdrawn. We consider that appropriate disclosures have been made and our opinion is not qualified in this respect.

QUALIFIED OPINION ARISING FROM LIMITATION OF AUDIT SCOPE

Except for any adjustments that might have been found to be necessary had we been able to obtain sufficient evidence concerning the recoverability of the amount due from the debtor as referred to above, in our opinion the financial statements give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2005 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

In respect alone of the limitation on our work relating to the amount due from the debtor as referred to above, we have not obtained all the information and explanations that we considered necessary for the purpose of our audit.

HLB Hodgson Impey Cheng
Chartered Accountants
Certified Public Accountants

Hong Kong, 26 July 2005

1. SUMMARY OF FINANCIAL RESULTS FOR THE THREE YEARS ENDED 31 MARCH 2005

Consolidated Income Statement
For the three years ended 31 March 2005
(Expressed in Hong Kong dollars)

	2005	2004	2003
	HK$'000	*HK$'000*	*HK$'000*
Turnover	4,150	23,117	23,410
Cost of sales	(5,010)	(20,917)	(21,194)
Gross (loss)/ profit	(860)	2,200	2,216
Other revenues	619	605	742
Other net income	1,980	8,872	11,660
Net unrealised holding losses on other investments	(10,317)	–	–
Administrative and other operating expenses	(17,081)	(9,954)	(17,313)
Amortisation of intangible assets	–	–	(13,032)
Provision for write-downs and impairments	–	–	(91,779)
Loss on disposal of subsidiaries	(13)	–	(14,118)
(Loss)/ profit from operations	(25,672)	1,723	(121,624)
Finance costs	(3,087)	(1,601)	(285)
(Loss)/ profit from ordinary activities before taxation	(28,759)	122	(121,909)
Income tax	(10)	(26)	–
(Loss)/ profit from ordinary activities after taxation	(28,769)	96	(121,909)
Minority interests	–	7	(14)
(Loss)/ profit attributable to shareholders	(28,769)	103	(121,923)
(Loss)/ earnings per share			
– Basic	(3.89) cents	0.02 cents	(87.65) cents
– Diluted	(3.83) cents	N/A	N/A

There were no extraordinary or exceptional items during the years ended 31 March 2003, 2004 and 2005 and no dividends were declared or paid during the years ended 31 March 2003, 2004 and 2005.

Consolidated Balance Sheet
As at 31 March 2005
(Expressed in Hong Kong dollars)

	Note	2005 HK$'000	2004 HK$'000	2003 HK$'000
Non-current assets				
Tangible fixed assets	14	10,991	20,021	3,205
Current assets				
Inventories	16	6	399	793
Trade and other receivables	17	41,859	50,540	1,757
Other investments	18	17,430	29,426	26,680
Cash and cash equivalents		2,146	15,157	2,210
		61,441	95,522	31,440
Less: Current liabilities				
Trade and other payables	19	4,749	22,903	17,586
Current portion of obligations under hire-purchase contracts	20	–	79	86
Amount due to a director	21	23	5	34
Short-term borrowings	22	46,848	49,150	1,980
		51,620	72,137	19,686
Net current assets		9,821	23,385	11,754
Total assets less current liabilities		20,812	43,406	14,959
Less: Non-current liabilities				
Obligations under hire-purchase contracts	20	–	249	229
Less: Minority interests		–	–	32
Net assets		20,812	43,157	14,698
Representing:				
Capital and reserves				
Share capital	23	8,829	73,580	44,780
Reserves	25	11,983	(30,423)	(30,082)
Shareholders' funds		20,812	43,157	14,698

2. AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2005

The following information has been extracted from the annual report of the Company for the year ended 31 March 2005.

Consolidated Income Statement
For the year ended 31 March 2005
(Expressed in Hong Kong dollars)

	Note	2005 HK$'000	2004 HK$'000
Turnover	4	4,150	23,117
Cost of sales		(5,010)	(20,917)
Gross (loss)/ profit		(860)	2,200
Other revenues	4	619	605
Other net income	4	1,980	8,872
Net unrealised holding losses on other investments		(10,317)	–
Administrative and other operating expenses		(17,081)	(9,954)
Loss on disposal of subsidiaries	7	(13)	–
(Loss)/ profit from operations	5	(25,672)	1,723
Finance costs	6	(3,087)	(1,601)
(Loss)/ profit from ordinary activities before taxation		(28,759)	122
Income tax	10	(10)	(26)
(Loss)/ profit from ordinary activities after taxation		(28,769)	96
Minority interests		–	7
(Loss)/ profit attributable to shareholders	11, 25	(28,769)	103
(Loss)/ earnings per share – Basic	12	(3.89) cents	0.02 cents
– Diluted	12	(3.83) cents	N/A

Consolidated Statement of Changes in Equity
For the year ended 31 March 2005
(Expressed in Hong Kong dollars)

	Share capital HK$'000	Share premium account HK$'000	Capital redemption reserve HK$'000	Contributed surplus HK$'000	Retained earnings/ (accumulated losses) HK$'000	Total equity HK$'000
As at 1 April 2003	44,780	271,218	861	110,578	(412,739)	14,698
New issue of shares by way of private placements in:						
- October 2003 *(Note 23(a))*	8,800	-	-	-	-	8,800
- January 2004 *(Note 23(b))*	20,000	-	-	-	-	20,000
Share issue expenses	-	(444)	-	-	-	(444)
Net profit for the year	-	-	-	-	103	103
As at 31 March 2004 and 1 April 2004	73,580	270,774	861	110,578	(412,636)	43,157
Adjustments arising from the Capital Reduction *(Note 23(c)(i))*	(66,222)	-	-	66,222	-	-
Adjustments arising from share premium cancellation *(Note 23(c)(iv))*	-	(271,218)	-	271,218	-	-
Transfer to set off accumulated losses *(Note 23(c)(v))*	-	-	-	(549,104)	549,104	-
New issue of shares by way of private placement in November 2004 *(Note 23(d))*	1,471	5,150	-	-	-	6,621
Share issue expenses	-	(197)	-	-	-	(197)
Net loss for the year	-	-	-	-	(28,769)	(28,769)
As at 31 March 2005	8,829	4,509	861	(101,086)	107,699	20,812

Consolidated Balance Sheet
As at 31 March 2005
(Expressed in Hong Kong dollars)

	Note	2005 *HK$'000*	2004 *HK$'000*
Non-current assets			
Fixed assets	*14*	10,991	20,021
Current assets			
Inventories	*16*	6	399
Trade and other receivables	*17*	41,859	50,540
Other investments	*18*	17,430	29,426
Cash and cash equivalents		2,146	15,157
		61,441	95,522
Less: Current liabilities			
Trade and other payables	*19*	4,749	22,903
Current portion of obligations under hire-purchase contracts	*20*	–	79
Amount due to a director	*21*	23	5
Short-term borrowings	*22*	46,848	49,150
		51,620	72,137
Net current assets		9,821	23,385
Total assets less current liabilities		20,812	43,406
Less: Non-current liabilities			
Obligations under hire-purchase contracts	*20*	–	249
Net assets		20,812	43,157
Representing:			
Capital and reserves			
Share capital	*23*	8,829	73,580
Reserves	*25*	11,983	(30,423)
Shareholders' funds		20,812	43,157

Balance Sheet
As at 31 March 2005
(Expressed in Hong Kong dollars)

	Note	2005 HK$'000	2004 HK$'000
Non-current assets			
Interests in subsidiaries	15	–	1
Current assets			
Amounts due from subsidiaries	15	4,174	37,821
Trade and other receivables	17	8	5
Cash and cash equivalents		1,561	213
		5,743	38,039
Less: Current liabilities			
Trade and other payables	19	1,016	2,045
Amount due to a director	21	23	5
Short-term borrowings	22	–	1,980
		1,039	4,030
Net current assets		4,704	34,009
Net assets		4,704	34,010
Representing:			
Capital and reserves			
Share capital	23	8,829	73,580
Reserves	25	(4,125)	(39,570)
Shareholders' funds		4,704	34,010

Consolidated Cash Flow Statement
For the year ended 31 March 2005
(Expressed in Hong Kong dollars)

	Note	2005 HK$'000	2004 HK$'000
Net cash used in operating activities	26	(19,884)	(26,658)
Cash flows from investing activities			
Payments to acquire fixed assets		(909)	(1,033)
Payments to acquire other investments		(1,176)	(5,885)
Acquisition of a subsidiary, net of cash acquired		–	12,002
Disposal of subsidiaries	7	1,145	(18)
Proceeds from disposal of other investments		1,216	4,720
Proceeds from disposal of fixed assets		823	1,489
Net cash generated from investing activities		1,099	11,275
Cash flows from financing activities			
Net proceeds from issue of shares		6,424	28,356
Repayment of short-term borrowings		(47,642)	–
New short-term borrowings raised		47,320	–
Repayment of hire-purchase contracts		(328)	(26)
Net cash generated from financing activities		5,774	28,330
Net (decrease)/increase in cash and cash equivalents		(13,011)	12,947
Cash and cash equivalents brought forward		15,157	2,210
Cash and cash equivalents carried forward		2,146	15,157
Analysis of balances of cash and cash equivalents			
Cash and cash equivalents		2,146	15,157

As at 31 March 2005, the Group had cash and cash equivalents of approximately HK$592,000 (2004: HK$14,895,000) which are denominated in Renminbi. The remittance of these funds out of the People's Republic of China ("PRC") is subject to the exchange control restrictions imposed by the PRC government.

Notes to the Financial Statements
For the year ended 31 March 2005
(Expressed in Hong Kong dollars)

1. CORPORATE INFORMATION AND BASIS OF PREPARATION OF FINANCIAL STATEMENTS

The Company was incorporated in Bermuda as an exempted company with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited.

The Company is an investment holding company. The principal activities and other particulars of its subsidiaries are set out in Note 15 to the financial statements.

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (which also include Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong, and the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The directors have prepared the financial statements on the going concern basis, the validity of which depends upon the Group's ability to raise additional equity funding from the Company's existing and/or new shareholders, the Group's success in recovering its outstanding trade and other receivables, the continuing financial support from the Group's bankers and other providers of finance, the successful attainment of profitable and positive cash flow operations and the successful outcome of the implementation of other measures.

The directors are of the view that the above measures will enable the Group to continue as a going concern and that the Group will have sufficient working capital for its present requirements. Accordingly, the directors are satisfied that it is appropriate to prepare the financial statements on the going concern basis. However, if these measures were not to be successful or insufficient, or if the going concern basis were not to be appropriate, adjustments would have to be made to the financial statements to reduce the value of the Group's assets to their recoverable amounts, to provide for any further liabilities which might arise and to reclassify non-current assets and liabilities as current assets and liabilities, respectively.

2. IMPACT OF RECENTLY ISSUED HONG KONG FINANCIAL REPORTING STANDARDS

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (the "new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 March 2005. The new HKFRSs may result in changes in the future as to how the Group's financial performance and financial position are prepared and presented.

3. PRINCIPAL ACCOUNTING POLICIES

A summary of the principal accounting policies followed by the Group in the preparation of the financial statements is set out below:

(a) Basis of measurement

The measurement basis used in the preparation of the financial statements is historical cost as modified by the marking-to-market of certain investments in securities as explained in Note 3(c) to the financial statements.

(b) Basis of consolidation

A subsidiary is a company which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors or equivalent governing body. Subsidiaries are considered to be controlled if the Group has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses, unless a subsidiary is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Company, in which case, it is stated at fair value with changes in fair value recognised in the income statement as they arise.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. All significant inter-company transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

(c) Other investments

Other investments are securities that are neither held-to-maturity debt securities nor investment securities and are stated at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of other investments are recognised in the income statement.

Profits or losses on sale of investments in securities are determined as the difference between the estimated sales proceeds and the carrying value of the investments and are accounted for in the income statement as they arise.

(d) Fixed assets and depreciation

An item of fixed asset is recognised as an asset when it is probable that future economic benefits associated with the asset will flow to the Group and the cost of the asset to the Group can be measured reliably.

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Subsequent expenditure relating to a fixed asset that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the Group. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

Depreciation is provided on the straight-line basis so as to write down the cost of fixed assets to their estimated realisable value over their anticipated useful lives at the following annual rates:

Plant, machinery and equipment	:	10% to 20%
Furniture and fixtures	:	10%
Motor vehicles	:	10%

Gains or losses arising from the retirement or disposal of fixed assets are determined as the difference between the estimated net disposal proceeds and the carrying amounts of the assets and are recognised in the income statement on the date of retirement or disposal.

(e) Impairment of assets

Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognised to reduce the asset to its recoverable amount. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual asset or, if it is not possible, for the cash-generating unit.

Reversal of impairment losses recognised in prior years is recorded when there is an indication that the impairment losses recognised for the asset no longer exist or have decreased. A reversal of an impairment loss is recognised as income immediately.

(f) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, calculated on the first-in first-out basis, comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(g) Foreign currencies

Transactions in foreign currencies during the year are translated into Hong Kong dollars at rates of exchange ruling at the dates of the transactions. Monetary assets and liabilities in foreign currencies are translated into Hong Kong dollars at rates of exchange ruling at the balance sheet date. All gains and losses on translation of foreign currencies are dealt with in the income statement.

The balance sheets of subsidiaries expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the income statements are translated at an average rate. Exchange differences are dealt with as a movement in reserves.

(h) Income tax

The charge for taxation in the income statement for the year comprises current and deferred tax.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Initial recognition of assets or liabilities that affect neither accounting nor taxable profit is regarded as a temporary difference which is not provided for. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the unused tax losses and credits can be used. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(i) Recognition of revenue

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

i. Revenue from the sale of goods is recognised on the transfer of the significant risks and reward of ownership of goods, which generally coincides with the time when the goods are delivered to customers and title has passed.

ii. Interest income is recognised on a time-apportioned basis on the principal outstanding and at the rates applicable.

iii. Dividend income is recognised when the shareholders' right to receive payment is established.

(j) Assets under leases

(i) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the income statement on a straight-line basis over the lease periods.

(ii) Finance leases

Leases that substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments. Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The corresponding rental obligations, net of finance charges, are included in liabilities. The finance charges are charged to the income statement over the lease periods. Depreciation is provided in accordance with the Group's depreciation policy (Note 3(d)).

(k) Employee benefits

Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which employees of the Group render the associated services. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

The Group participates in the mandatory provident fund for its employees in Hong Kong. Contributions to the fund by the Group and the employees are calculated as a percentage of the employees' basic salaries. The retirement benefit cost charged to the income statement represents contributions payable by the Group to the fund. The Group's contributions to the fund are expensed as incurred and the Group's voluntary contributions are reduced by contributions forfeited by those employees who leave the fund prior to vesting fully in the contributions. The assets of the fund are held separately from those of the Group in an independently administered fund.

The Group's contributions to the local government authorities in the PRC are charged to the income statement as incurred while the local government authorities in the PRC undertakes to assume the retirement obligations of all existing and future retirees of the qualified staff in the PRC.

Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(l) **Related party transactions**

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

(m) **Cash and cash equivalents**

Cash and cash equivalents comprise cash at bank and on hand, demand deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(n) **Provisions**

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

(o) **Contingent liabilities and contingent assets**

A contingent liability is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that an outflow of economic resources will be required or the amount of obligation cannot be measured reliably. A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, a provision is recognised.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. A contingent asset is not recognised but is disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

(p) **Research and development**

All research costs are charged to the income statement as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the projects are clearly defined; the expenditure is separately identifiable and can be measured reliably; there is reasonable certainty that the products are technically feasible, and the products have commercial value. Product development expenditure which does not meet these criteria is expensed when incurred.

(q) **Segment reporting**

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segments), or in providing products or services within a particular economic environment (geographical segments), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, interest-bearing loans, corporate and financing expenses and minority interests.

4. TURNOVER, REVENUES AND OTHER NET INCOME

	2005	2004
	HK$'000	*HK$'000*
Turnover		
Sale of computers and related accessories	–	20,839
Sale of garment	4,150	2,275
Sale of electronic products and components	–	3
	4,150	23,117
Other revenues		
Interest income	41	1
Sundry income	578	604
	619	605
Total revenues	4,769	23,722
Other net income		
Gain on disposal of subsidiaries	–	5,805
Reversal of impairment loss on fixed assets	–	1,291
Net unrealised holding gains on other investments	–	1,776
Short-term borrowings written back	1,980	–
	1,980	8,872

5. (LOSS)/ PROFIT FROM OPERATIONS

	2005	2004
	HK$'000	*HK$'000*
(Loss)/ profit from operations is stated after charging:		
Total staff costs		
– salaries and other allowances	2,779	3,538
– provident fund contributions	229	148
Depreciation		
– owned assets	1,581	758
– leased assets	37	12
Loss on disposal of fixed assets	7,498	250
Loss on disposal of other investments	494	195
Operating lease rentals in respect of land and buildings	518	1,477
Auditors' remuneration	280	378

6. FINANCE COSTS

	2005	2004
	HK$'000	*HK$'000*
Other interest	1	–
Hire-purchase interest	35	8
Interest on short-term borrowings wholly repayable within five years	3,051	1,593
	3,087	1,601

7. LOSS ON DISPOSAL OF SUBSIDIARIES

The Company disposed of its entire equity interests in Broadway Stars Limited and Joint China Trading Limited at a cash consideration of HK$1,144,350 and HK$2 respectively. Further details of the subsidiaries disposed of are disclosed in Note 15 to the financial statements. The aggregate loss of approximately HK$13,000 arising from the disposal of these subsidiaries, being the difference between the aggregate proceeds of the disposal and the aggregate carrying amount of the net assets of these subsidiaries as at the respective dates of disposal, has been taken to the consolidated income statement. No tax charge or credit arose from the transactions. The aggregate carrying amounts of the assets and liabilities of the subsidiaries disposed of as at the respective dates of disposal were as follows:

	HK$'000
Net assets disposed of:	
Other investments	1,145
Other receivables	28
Other payables	(15)
Total net assets disposed of	1,158
Loss on disposal of subsidiaries	(13)
Total consideration satisfied by cash	1,145
Less: Cash and cash equivalents disposed of	–
Net cash inflow arising from disposal of subsidiaries	1,145

8. DIRECTORS' AND EMPLOYEES' REMUNERATION

Directors' remuneration disclosed pursuant to section 161 of the Hong Kong Companies Ordinance is as follows:

	2005	2004
	HK$'000	*HK$'000*
Independent non-executive directors		
Fees	180	140
Other emoluments	–	–
Executive directors		
Fees	–	–
Salaries, allowances and benefits in kind	741	1,061
Mandatory provident fund contributions	24	30
	945	1,231

The emoluments of each of the directors of the Company were within the band of nil to HK$1,000,000.

There were no arrangements under which the directors of the Company have waived or agreed to waive any remuneration. No emoluments were paid to the directors of the Company as an inducement to join or upon joining the Group or as compensation for loss of office.

The aggregate emoluments of the five highest paid individuals for the year ended 31 March 2005 included three directors (2004: three directors) of the Company, whose remuneration have been disclosed above. Details of the remuneration of the remaining two (2004: two) highest paid, non-director employees of the Group are set out below:

	2005	2004
	HK$'000	*HK$'000*
Salaries, allowances and benefits in kind	515	322
Mandatory provident fund contributions	18	11
	533	333

The emoluments of each of the remaining two (2004: two) highest paid, non-director employees were within the band of nil to HK$1,000,000.

No emoluments were paid by the Group to the respective five highest paid individuals, including directors, as an inducement to join or upon joining the Group or as compensation for loss of office.

9. EMPLOYEE BENEFITS

(a) Retirement scheme

Certain subsidiaries of the Group in Hong Kong participate in a pension scheme, which was registered under the Mandatory Provident Fund Schemes Ordinance (the "MPF Ordinance"), for all the employees in Hong Kong. The scheme is a defined contribution scheme effective from December 2000 and is funded by contributions from employer and employees according to the provisions of the MPF Ordinance. During the year under review, the total amount contributed by the Group to the scheme and charged to the consolidated income statement amounted to approximately HK$229,000 (2004: HK$148,000). As at 31 March 2005, there were no forfeited contributions available for the Group to offset contributions payable in future years (2004: Nil).

The subsidiary of the Group in the PRC participates in a defined contribution retirement scheme organised by the relevant local government authorities in the PRC. Each employee covered by this scheme is entitled, after retirement from the Company, to a pension as of their retirement dates. The local government authorities are responsible for the pension liabilities to these retired employees. The Company is required to make monthly contributions to the retirement scheme at a rate of 22.5% based on the eligible employees' salaries.

(b) Housing fund

The Company has opened housing fund accounts for all its PRC employees. The housing fund scheme comprised two parts, the Company and individual employees are required to contribute to the housing fund. The amount payable by each employee will be deducted from the employee's monthly salary by the Company. The ratio of housing fund to be deposited by individual employee and the Company is 7% of the average monthly salary of such employee for the previous year. Withdrawals from the fund are subject to qualifications and procedures specified under local regulations.

10. INCOME TAX

No provision for Hong Kong profits tax has been made in the financial statements as the companies operating in Hong Kong did not have any assessable profits in both current and prior years. Taxation on overseas profits has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the countries in which the Group operates.

No deferred tax liabilities are recognised in the financial statements as the Group and the Company did not have material temporary difference arising between the tax bases of assets and liabilities and their carrying amounts as at 31 March 2005 and 2004.

A deferred tax asset has not been recognised in the financial statements in respect of tax losses available to offset future profits due to the uncertainty of future profit streams against which the asset can be utilised. As at 31 March 2005, the unprovided deferred tax asset of the Group is as follows:

	2005	2004
	HK$'000	*HK$'000*
Tax effect of temporary difference attributable to estimated tax losses	10,772	6,665

The deductible temporary differences and unused tax losses do not expire under current tax legislation.

11. (LOSS)/PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The (loss)/profit attributable to shareholders includes a loss of approximately HK$35,730,000 (2004: a loss of approximately HK$3,155,000) which has been dealt with in the financial statements of the Company.

12. (LOSS)/EARNINGS PER SHARE

The calculation of the basic (loss)/earnings per share is based on the loss attributable to shareholders of approximately HK$28,769,000 (2004: profit attributable to shareholders of approximately HK$103,000) and on the weighted average of 739,545,900 shares (2004: 488,695,483 shares) deemed to be in issue during the year.

Diluted loss per share is based on 751,985,225 ordinary shares which is the weighted average number of ordinary shares outstanding during the year, adjusted for the effects of the vested options outstanding during the year.

No diluted earnings per share has been presented for the year ended 31 March 2004 as there are no dilutive potential ordinary shares in issue.

13. SEGMENT INFORMATION

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

(a) Business segments

The Group comprises the following main business segments:

1. Garment – The manufacture and sales of garment

2. Trading of securities

For the year ended 31 March 2005

	Garment HK$'000	Trading of securities HK$'000	Unallocated HK$'000	Consolidated HK$'000
Revenue from external customers	4,150	–	–	4,150
Other revenue from external customers	–	–	2,599	2,599
Total revenue	4,150	–	2,599	6,749
Segment results	(11,241)	(9,088)	–	(20,329)
Unallocated corporate income and expenses				(5,343)
Loss from operations				(25,672)
Finance costs				(3,087)
Loss from ordinary activities before taxation				(28,759)
Income tax				(10)
Net loss for the year				(28,769)

No inter-segment sales and transfers were transacted during the year.

For the year ended 31 March 2005

	Garment HK$'000	Trading of securities HK$'000	Unallocated HK$'000	Consolidated HK$'000
ASSETS				
Segment assets	53,389	17,434	–	70,823
Unallocated corporate assets	–	–	1,609	1,609
Total assets				72,432
LIABILITIES				
Segment liabilities	50,450	156	–	50,606
Unallocated corporate liabilities	–	–	1,014	1,014
Total liabilities				51,620

Other information

	Garment HK$'000	Trading of securities HK$'000
Depreciation	1,581	–
Other non-cash expenses	–	10,811

For the year ended 31 March 2004

	Sub-contracting services HK$'000	Audio and visual products and components HK$'000	Computers, software games, related accessories and copyrights HK$'000	Garment HK$'000	Trading of securities HK$'000	Unallocated HK$'000	Consolidated HK$'000
Revenue from external customers	-	3	20,839	2,275	-	-	23,117
Other revenue from external customers	-	-	-	-	-	605	605
Total revenue	-	3	20,839	2,275	-	605	23,722
Segment results	490	(31)	(551)	(1,503)	1,332	-	(263)
Unallocated corporate income and expenses							1,986
Profit from operations							1,723
Finance costs							(1,601)
Profit from ordinary activities before taxation							122
Income tax							(26)
Profit from ordinary activities after taxation							96
Minority interests							7
Net profit for the year							103

No inter-segment sales and transfers were transacted during the year.

For the year ended 31 March 2004

	Sub-contracting services HK$'000	Audio and visual products and components HK$'000	Computers, software games, related accessories and copyrights HK$'000	Garment HK$'000	Trading of securities HK$'000	Unallocated HK$'000	Consolidated HK$'000
ASSETS							
Segment assets	-	-	-	85,143	29,462	-	114,605
Unallocated corporate assets	-	-	-	-	-	938	938
Total assets							115,543
LIABILITIES							
Segment liabilities	-	-	-	67,963	21	-	67,984
Unallocated corporate liabilities	-	-	-	-	-	4,402	4,402
Total liabilities							72,386

Other information

	Sub-contracting services HK$'000	Audio and visual products and components HK$'000	Computers, software games, related accessories and copyrights HK$'000	Garment HK$'000	Trading of securities HK$'000
Capital additions	-	-	-	895	-
Depreciation	-	48	49	661	-
Other non-cash expenses	-	-	-	1	195

(b) Geographical segments

All of the Group's turnover is derived from the region of Hong Kong and the PRC, and all of the segment assets are located in this region. Accordingly, no other analysis has been disclosed.

14. FIXED ASSETS

Group	Plant, machinery and equipment HK$'000	Furniture and fixtures HK$'000	Motor vehicles HK$'000	Total HK$'000
At cost:				
As at 1 April 2004	21,218	43	638	21,899
Additions	909	-	-	909
Disposals	(8,607)	-	(638)	(9,245)
As at 31 March 2005	13,520	43	-	13,563
Accumulated depreciation:				
As at 1 April 2004	1,855	4	19	1,878
Charge for the year	1,570	4	44	1,618
On disposals written back	(861)	-	(63)	(924)
As at 31 March 2005	2,564	8	-	2,572
Net book value:				
As at 31 March 2005	10,956	35	-	10,991
As at 31 March 2004	19,363	39	619	20,021

The net book value of fixed assets of the Group includes an amount of approximately HK$ Nil (2004: HK$484,000) in respect of assets held under hire-purchase contracts. Certain of the Group's plant, machinery and equipment with an aggregate net book value of approximately HK$10,793,000 (2004: Nil) were pledged to secure a bank loan granted to the Group (Note 22).

15. INTERESTS IN SUBSIDIARIES

Company	2005 HK$'000	2004 HK$'000
Unlisted shares at cost, net of provision	-	1

The amounts due from the subsidiaries as shown on the Company's balance sheet are unsecured, interest free and have no fixed terms of repayment.

Details of the Company's principal subsidiaries as at 31 March 2005 are as follows:

Name of company	Place of incorporation/ establishment	Issued share capital/ registered capital	Principal activities and place of operations	Percentage of equity held by the Company	
				Directly	Indirectly
Nicefit Limited	British Virgin Islands	Ordinary share US$1	Securities trading in Hong Kong	100%	-
A Winner Limited	British Virgin Islands	Ordinary share US$1	Investment holding in Hong Kong	100%	-
Rollstone Limited	British Virgin Islands	Ordinary share US$1	Investment holding in Hong Kong	100%	-
上海凱祥服飾有限公司	PRC	Registered capital RMB40,000,000	Manufacture and sales of garment in PRC	-	100%

Note (i): The above list contains only the particulars of subsidiaries which principally affected the results or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

On 3 November 2004 and 8 December 2004, the Company disposed of its entire equity interests in Broadway Stars Limited and Joint China Trading Limited respectively, details of which are as follows:

Name of company	Place of incorporation/ establishment	Issued share capital	Principal activities and place of operations	Percentage of equity held by the Company
Broadway Stars Limited	British Virgin Islands	Ordinary shares US$2	Securities trading in Hong Kong	100% (Direct)
Joint China Trading Limited	Hong Kong	Ordinary shares HK$2	Trading of garment in Hong Kong	100% (Direct)

Note (ii): Pursuant to the respective sale and purchase agreement and the bought and sold notes, the Company disposed of its entire equity interests in Broadway Stars Limited and Joint China Trading Limited at an aggregate consideration of approximately HK$1,145,000 which is satisfied in cash. The aggregate consolidated results of Broadway Stars Limited and Joint China Trading Limited for the period from 1 April 2004 to the respective dates of disposal of 3 November 2004 and 8 December 2004, which have been included in the Group's consolidated income statement, were as follows:

Broadway Stars Limited and Joint China Trading Limited	Period from 1 April 2004 to the respective dates of disposal *HK$'000*
Turnover	–
Cost of sales	–
Gross profit	–
Net unrealised losses on other investments	(1,497)
Administrative and other operating expenses	(524)
Loss from operations	(2,021)
Finance costs	(1)
Loss after taxation	(2,022)

16. INVENTORIES

	Group	
	2005	2004
	HK$'000	*HK$'000*
Raw materials, at cost	6	108
Work-in-progress, at cost	–	85
Finished goods, at cost	–	206
	6	399

17. TRADE AND OTHER RECEIVABLES

	Group		Company	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade receivables, with ageing analysis:				
0-60 days	508	1,934	–	–
61-90 days	70	7	–	–
Over 90 days	80	286	–	–
Total trade receivables *(Note (i))*	658	2,227	–	–
Other debtors, deposits and prepayments *(Note (ii))*	41,201	48,313	8	5
	41,859	50,540	8	5

Notes:

(i) Credit is offered to customers following financial assessment and based on established payment record. Credit limits are set for individual customers and these are exceeded only with the approval of senior officials of the Group. Senior staff of the Group monitor trade debts and follow up collections periodically. General credit terms are payment by the end of the month following the month in which sales took place.

(ii) Included in other debtors, deposits and prepayments as at 31 March 2005 is an amount of approximately HK$41,005,000 (2004: HK$47,409,000) due from 上海凱托集團有限公司, an independent third party, which agreed that the balance would be settled in full by 31 December 2005. The amount is unsecured and interest-free. As the directors consider that the amount to be fully recoverable, no provision has been made as at 31 March 2005.

18. OTHER INVESTMENTS

	Group	
	2005	**2004**
	HK$'000	*HK$'000*
Equity securities listed in Hong Kong, at market value	17,430	29,426

As at 31 March 2005, the carrying amount of the Group's investment in the following company exceeded 10% of the total assets of the Group:

Name	Place of incorporation	Principal activities	Particulars of issued shares held	Interest held
Kanstar Environmental Paper Products Holdings Limited (Formerly known as Kanstar Environmental Technology Holdings Limited)	Cayman Islands	Research and development of paper filling material and the manufacture and sales of pulp and paper	Ordinary shares	1.25%

19. TRADE AND OTHER PAYABLES

	Group		Company	
	2005	**2004**	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade payables, with ageing analysis:				
0-60 days	72	1,638	–	–
61-90 days	34	10	–	–
Over 90 days	1,542	958	–	–
Total trade payables	1,648	2,606	–	–
Other payables and accruals	3,101	20,297	1,016	2,045
	4,749	22,903	1,016	2,045

20. OBLIGATIONS UNDER HIRE-PURCHASE CONTRACTS

As at 31 March 2005, the Group had obligations under hire-purchase contracts repayable as follows:

	2005 *HK$'000*	2004 *HK$'000*
Within one year	–	91
In the second year	–	91
More than two years but within five years	–	199
Total minimum finance lease payables	–	381
Future finance charges on finance lease	–	(53)
Total present value of minimum lease payment	–	328
Present value of minimum finance lease liabilities		
– Within one year	–	79
– In the second year	–	79
– More than two years but within five years	–	170
	–	328

21. AMOUNT DUE TO A DIRECTOR

The amount due is unsecured, interest-free and has no fixed term of repayment.

22. SHORT-TERM BORROWINGS

	Group		Company	
	2005 *HK$'000*	2004 *HK$'000*	2005 *HK$'000*	2004 *HK$'000*
Short-term bank loans *(Note i)*	46,698	47,170	–	–
Other loan *(Note ii)*	150	1,980	–	1,980
	46,848	49,150	–	1,980

Notes:

(i) The short-term bank loans included (a) an amount of RMB10,000,000 (equivalent to approximately HK$9,434,000) which is unsecured, interest bearing at 5.832% per annum and has been fully repaid in June 2005; (b) an amount of RMB10,000,000 (equivalent to approximately HK$9,434,000) which is unsecured, interest bearing at 6.372% per annum and repayable on 4 August 2005; and (c) an amount of RMB29,500,000 (equivalent to approximately HK$27,830,000) which is secured by the Company's plant, machinery and equipment with an aggregate net book value of approximately RMB11,441,000 (equivalent to approximately HK$10,793,000), interest bearing at the prevailing market rates and repayable on 30 June 2005.

(ii) The other loan is unsecured, interest free and repayable on demand.

23. SHARE CAPITAL

Authorised:

Ordinary shares of HK$0.01 each	Number of shares *('000)*	Total value *(HK$'000)*
As at 1 April 2003 and 2004	30,000,000	300,000
Capital Reduction *(Note (c)(i))*	–	(270,000)
Share Subdivision *(Note (c)(ii))*	27,000,000	270,000
Share Consolidation *(Note (c)(iii))*	(27,000,000)	–
As at 31 March 2005	30,000,000	300,000

Issued and fully paid:

Ordinary shares of HK$0.01 each	Number of shares *('000)*	Total value *(HK$'000)*
As at 1 April 2003	4,477,969	44,780
New issue of shares by way of private placement *(Note (a))*	880,000	8,800
New issue of shares by way of private placement *(Note (b))*	2,000,000	20,000
As at 31 March 2004 and 1 April 2004	7,357,969	73,580
Capital Reduction *(Note (c)(i))*	–	(66,222)
Share Consolidation *(Note (c)(iii))*	(6,622,172)	–
New issue of shares by way of private placement *(Note (d))*	147,140	1,471
As at 31 March 2005	882,937	8,829

Changes in share capital

(a) On 30 October 2003, the Company announced that it had entered into a placing agreement with a placing agent. Pursuant to the placing agreement, the Company agreed to place, through the placing agent on a fully underwritten basis, 880,000,000 placing shares to independent investors at a price of HK$0.01 per placing share. The placing shares were issued under the general mandate granted to the directors of the Company by resolution of the Company's shareholders passed at the annual general meeting of the Company held on 27 August 2003. The placing price represented (i) a discount of approximately 9.1% to the closing price of HK$0.011 per share as quoted on The Stock Exchange of Hong Kong Limited on the last trading day before the date of the announcement; (ii) a discount of approximately 12.28% to the average closing price per share of HK$0.0114 as quoted on The Stock Exchange of Hong Kong Limited for the last ten trading days immediately before the date of the announcement; and (iii) a premium of approximately 205% of the net asset value per share of HK$0.00328 as at 31 March 2003. The proceeds received by the Company amounted to approximately HK$8.8 million and were used as to (i) approximately HK$6.4 million for the acquisition of a subsidiary, 上海凱祥服飾有限公司; (ii) approximately HK$1.2 million for the payment of rental expense and staff salaries; and (iii) approximately HK$1.2 million for the miscellaneous operating expenses of the Group.

(b) On 13 January 2004, the Company announced that it had entered into a placing agreement with a placing agent. Pursuant to the placing agreement, the Company agreed to place, through the placing agent on a fully underwritten basis, 2,000,000,000 placing shares to independent investors at a price of HK$0.01 per placing share. The placing shares were issued under the relevant resolution passed at the special general meeting of the Company held on 25 February 2004. The placing price represented (i) a discount of approximately 9.1% to the closing price of HK$0.011 per share as quoted on The Stock Exchange of Hong Kong Limited on the last trading day before the date of the announcement; (ii) a discount of approximately 7.4% to the average closing price per share of HK$0.0108 as quoted on The Stock Exchange of Hong Kong Limited for the last ten trading days immediately before the date of the announcement; and (iii) a premium of approximately 205% of the net asset value per share of HK$0.00328 as at 31 March 2003. The proceeds received by the Company amounted to approximately HK$20 million and would be used to repay loans and liabilities of the Group, and for general working capital of the Group such as payment of staff salaries, rental expense and other operating expenses of the Group.

(c) Pursuant to the resolutions passed by the shareholders of the Company at a special general meeting held on 3 May 2004, it was resolved that:

(i) the nominal value of all issued shares of the Company of HK$0.01 each was reduced by HK$0.009 each by canceling an equivalent amount of paid up capital per share so that the nominal value of each share was reduced from HK$0.01 to HK$0.001 ("Capital Reduction") resulting in the reduction of issued share capital of the Company by approximately HK$66,222,000 from HK$73,580,000 to HK$7,358,000. The credit arising from the Capital Reduction was credited to the contributed surplus account of the Company;

(ii) each authorised but unissued share was subdivided ("Share Subdivision") into 10 shares of HK$0.001 each;

(iii) every 10 shares of HK$0.001 each created from the Capital Reduction and Share Subdivision were consolidated into 1 consolidated share of HK$0.01 each ("Share Consolidation");

(iv) the credit standing to the share premium account of the Company was cancelled and the credit arising was credited to the contributed surplus account of the Company; and

(v) the amount which arise as a result of the Capital Reduction and credited to the contributed surplus account of the Company together with the balance already standing in the contributed surplus account of the Company was set off against the accumulated losses of the Company.

(d) On 30 November 2004, the Company announced that it had entered into a placing agreement with a placing agent. Pursuant to the placing agreement, the Company has conditionally agreed to place, through the placing agent on a fully underwritten basis, 147,140,000 placing shares to independent investors at a price of HK$0.045 per placing share. The placing shares were issued under the general mandate granted to the directors of the Company by resolution of the Company's shareholders passed at the annual general meeting of the Company held on 30 August 2004. The placing price of HK$0.045 represents (i) a discount of approximately 19.64% to the closing price of HK$0.056 per share as quoted on The Stock Exchange of Hong Kong Limited on 30 November 2004, being the last trading day of the announcement on 30 November 2004 and the date on which the terms of the placing is fixed; (ii) a discount of approximately 19.64% to the average of the closing price per share of HK$0.056 as quoted on The Stock Exchange of Hong Kong Limited for the last five trading days immediately prior to 30 November 2004. The net proceeds of approximately HK$6.4 million from the placing will be used for the repayment of short-term liabilities of approximately HK$3 million and payment for operating activities including rental expenses and staff salaries of approximately HK$3.4 million.

24. SHARE OPTION SCHEME

On 23 August 2001, The Stock Exchange of Hong Kong Limited (the "SEHK") announced amendments to Chapter 17 of the Listing Rules, which came into effect on 1 September 2001. In compliance with the amendments to the Listing Rules and the announcement of the SEHK, the directors of the Company consider that it is in the interests of the Company to terminate the existing share option scheme of the Company which was adopted by the Company on 21 September 1993 (the "Existing Share Option Scheme") and to adopt a new share option scheme which allows wider classes of persons and/ or entities to be the eligible employees and contains terms which are in compliance with the requirements of Chapter 17 of the Listing Rules now in force. Under the provisions of the Existing Share Option Scheme, the Company may by ordinary resolution in general meeting at any time terminate the Existing Share Option Scheme.

Pursuant to an ordinary resolution passed at a special general meeting on 17 November 2003, the shareholders of the Company approved the termination of the Company's Existing Share Option Scheme and adopted a new share option scheme (the "New Share Option Scheme").

The maximum number of shares which may be issued upon exercise of all outstanding options granted under the New Share Option Scheme and any other share options schemes of the Company must not exceed 30% of the total number of shares in issue from time to time. No options may be granted under the New Share Option Scheme or any other share option schemes of the Company if this will result in this limit being exceeded.

The total number of shares which may be issued upon exercise of all options to be granted under the New Share Option Scheme and any other share option schemes of the Company must not exceed 10% of the total number of shares in issue on 17 November 2003 unless the Company seeks the approval of the shareholders in general meeting for refreshing the 10% limit under the New Share Option Scheme provided that options lapsed in accordance with the terms of the New Share Option Scheme or any other share option schemes of the Company will not be counted for the purpose of calculating the 10% limit.

The New Share Option Scheme will remain in force for a period of 10 years commencing from 17 November 2003. Options complying the provisions of the Listing Rules which are granted during the duration of the New Share Option Scheme and remain unexercised immediately prior to the end of the 10 year period shall continue to be exercisable in accordance with their terms of grant within the option period for which such options are granted, notwithstanding the expiry of the New Share Option Scheme.

The subscription price for shares under the New Share Option Scheme shall be a price determined by the board of directors of the Company (the "Board"), but shall not be lower than the highest of (i) the closing price of shares as stated in the daily quotation sheet of the SEHK on the date on which the Board approve the making of the offer for the grant of options (the "Date of Grant"), which must be a trading day; (ii) the average closing price of shares as stated in the daily quotations sheet of the SEHK for the five trading days immediately preceding the Date of Grant; and (iii) the nominal value of a share.

During the year ended 31 March 2005, the Company granted an aggregate of 44,760,000 share options to seven consultants on 11 November 2004 and these share options are exercisable in the period of 24 months commencing on the date upon which the option is deemed to be granted and accepted in accordance with the New Share Option Scheme. The exercise price of these share options is HK$0.0348 per share and none of these share option holders had exercised their options during the year ended 31 March 2005.

Total consideration received during the year from the consultants for taking up the option granted amounted to HK$7 (2004: Nil).

The exercise in full of the outstanding vested options would have, with the capital structure of the Company as at 31 March 2005, resulted in the issue of additional 44,760,000 ordinary shares.

25. RESERVES

Company and subsidiaries:	Share premium account HK$'000	Capital redemption reserve HK$'000	Contributed surplus HK$'000	Retained earnings/ (accumulated losses) HK$'000	Total HK$'000
As at 1 April 2003	271,218	861	110,578	(412,739)	(30,082)
Share issue expenses	(444)	-	-	-	(444)
Net profit attributable to shareholders	-	-	-	103	103
As at 31 March 2004 and 1 April 2004	270,774	861	110,578	(412,636)	(30,423)
Adjustments arising from the Capital Reduction *(Note 23(c)(i))*	-	-	66,222	-	66,222
Adjustments arising from share premium cancellation *(Note 23(c)(iv))*	(271,218)	-	271,218	-	-
Transfer to set off accumulated losses *(Note 23(c)(v))*	-	-	(549,104)	549,104	-
Issue of shares at a premium *(Note 23(d))*	5,150	-	-	-	5,150
Share issue expenses	(197)	-	-	-	(197)
Net loss attributable to shareholders	-	-	-	(28,769)	(28,769)
As at 31 March 2005	4,509	861	(101,086)	107,699	11,983

Company:	Share premium account HK$'000	Capital redemption reserve HK$'000	Contributed surplus HK$'000	Accumulated losses HK$'000	Total HK$'000
As at 1 April 2003	271,218	861	241,054	(549,104)	(35,971)
Share issue expenses	(444)	-	-	-	(444)
Net loss attributable to shareholders	-	-	-	(3,155)	(3,155)
As at 31 March 2004 and 1 April 2004	270,774	861	241,054	(552,259)	(39,570)
Adjustments arising from the Capital Reduction *(Note 23(c)(i))*	-	-	66,222	-	66,222
Adjustments arising from share premium cancellation *(Note 23(c)(iv))*	(271,218)	-	271,218	-	-
Transfer to set off accumulated losses *(Note 23(c)(v))*	-	-	(549,104)	549,104	-
Issue of shares at a premium *(Note 23(d))*	5,150	-	-	-	5,150
Share issue expenses	(197)	-	-	-	(197)
Net loss attributable to shareholders	-	-	-	(35,730)	(35,730)
As at 31 March 2005	4,509	861	29,390	(38,885)	(4,125)

Contributed surplus

The contributed surplus of the Group represents the difference between the nominal amount of the share capital of the subsidiaries at the date on which they were acquired by the Group and the nominal amount of the share capital issued by the Company as consideration for the acquisition under the corporate reorganisation prior to the listing of the Company's shares on The Stock Exchange of Hong Kong Limited in 1993.

The contributed surplus of the Company represents the difference between the consolidated shareholders' funds of the subsidiaries at the date on which they were acquired by the Company and the nominal amount of the Company's shares issued for the acquisition at the time of the corporate reorganisation prior to the listing of the Company's shares on The Stock Exchange of Hong Kong Limited in 1993.

Under the Companies Act 1981 of Bermuda, the contributed surplus of the Company is available for distribution. However, the Company cannot declare or pay a dividend or make a distribution out of contributed surplus if:

(a) it is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of its assets would be less than the aggregate of its liabilities and its issued share capital and share premium account.

26. RECONCILIATION OF (LOSS)/PROFIT FROM OPERATIONS TO NET CASH USED IN OPERATING ACTIVITIES

	2005 *HK$'000*	2004 *HK$'000*
(Loss)/profit from operations	(25,672)	1,723
Adjustments for:		
Interest income	(41)	(1)
Amortisation and depreciation	1,618	770
Reversal of impairment loss on fixed assets	-	(1,291)
Net unrealised holding losses/(gains) on other investments	10,317	(1,776)
Short-term borrowings written back	(1,980)	-
Loss on disposal of fixed assets	7,498	250
Loss on disposal of other investments	494	195
Loss/(gain) on disposal of subsidiaries	13	(5,805)
Operating loss before changes in working capital	(7,753)	(5,935)
Changes in working capital:		
Trade and other receivables	8,653	(13,255)
Inventories	393	260
Amount due to a director	18	(29)
Trade and other payables	(18,139)	(6,073)
Cash used in operations	(16,828)	(25,032)
Interest received	41	1
Other interest	(1)	-
Hire-purchase interest	(35)	(8)
Interest on short-term borrowings	(3,051)	(1,593)
Overseas tax paid	(10)	(26)
Net cash used in operating activities	(19,884)	(26,658)

27. OPERATING LEASE COMMITMENTS

As at 31 March 2005, the Group had total future minimum lease payments under non-cancellable operating leases in respect of land and buildings as follows:

	2005	2004
	HK$'000	*HK$'000*
Within one year	108	338
In the second to fifth years	63	-
	171	338

28. CAPITAL COMMITMENTS

As at 31 March 2005, the Group had the following commitments which were not provided for in the financial statements:

	2005	2004
	HK$'000	*HK$'000*
Authorised and contracted for in respect of acquisition of investment	–	18,500

29. LITIGATIONS

(a) The Company was a defendant in a law suit brought by a supplier during the year ended 31 March 1998 claiming approximately HK$1,962,000 together with interest and costs relating to a guarantee in respect of a credit facility granted to RCR Electronics Manufacturing Limited, a former subsidiary of the Company. The Company filed a defence in March 1999 in response to the claim and since then, the supplier has taken no further action against the Company. Since the outcome of the litigation could not be determined with reasonable certainty at this stage, no provision has been made in the financial statements.

(b) The Company was a plaintiff in a legal action against Toolex (Hong Kong) Limited ("Toolex"), Manwide Development Limited ("Manwide"), Mr. Tsoi Kei Lung ("Mr. Tsoi") and Mr. Cheung Ying Nang ("Mr. Cheung") who was the chairman of the Company from 10 May 1999 and resigned on about 22 April 2000. The Company contended that Toolex, Manwide, Mr. Tsoi and Mr. Cheung (together, the "Defendants") all were conspiring together with the predominant purposes to injure the interests of the Company by inducing the Company to enter into the guarantee in favour of Toolex on behalf of Manwide shouldering 80% of the price under the agreement and/or to pay for the sums under the settlement agreement. On 27 July 2000, the Company claimed against all Defendants the return of approximately HK$17.1 million already paid under the guarantee, damages, interests and costs as stated in the statement of claim. On 7 October 2000, Toolex counterclaimed the Company for approximately US$2.3 million (being approximately the remaining balance due under the guaranteed sum) or alternatively approximately HK$12.3 million or such further sum being cheques drawn by the Company in favour of Toolex but were dishonoured, damages, interests and costs as stated in the defense and counterclaim filed by Toolex. During the year ended 31 March 2004, the legal actions between the Company and Toolex were settled by a consent order dated 22 July 2003 and the liability had already been recorded in the financial statements as at 31 March 2003, the director considered that no material additional provision for the claim was necessary.

(c) The Company was involved as a defendant, in legal actions brought by Mr. Tsoi Kei Lung and Madam Ng Kam Fung as plaintiffs claiming against the Company for recovery of balance of loans extended to the Company amounting to HK$1,700,000 and HK$800,000 respectively and accrued interests from 1 March 2000 and costs as stated on their respective statements of claim. Both actions have been, by consent summons, consolidated into the legal actions as described in Note (b) above. The Company obtained a consent order dated 24 September 2004 setting out that the plaintiffs' claim under the consolidated legal actions against the defendant be dismissed with immediate effect.

(d) The Company and its then indirect subsidiary, Recor Enterprises China Limited ("RECL"), are the first plaintiff and second plaintiff respectively in a claim against two former directors of RECL and of the Company who were the defendants. The Company together with RECL claimed against the defendants for damages in excess of HK$12 million plus interests, costs and other sums to be assessed. One of the defendants on 25 February 2002 filed a defence and counterclaim against the Company for approximately HK$0.7 million being his entitled salary and bonus, interests and costs. As there has not been any development since the filing of the defence and counter-claim by the defendant, and RECL was disposed of by the Company during the year ended 31 March 2004, the directors of the Company consider that no material provision for the claim was necessary.

30. SUBSEQUENT EVENT

On 21 June 2005, the Company's subsidiary上海凱祥服飾有限公司, entered into a loan agreement with a bank in the People's Republic of China (the "PRC bank") and pursuant to which a loan of RMB10,000,000 (equivalent to approximately HK$9,434,000) was granted by the PRC bank to 上海凱祥服飾有限公司 and was unsecured, interest bearing at 6.696% per annum and repayable in June 2006.

31. AUTHORISATION FOR ISSUE OF FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the Board of Directors on 26 July 2005.

3. UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP

Set out below is the unaudited condensed consolidated financial statements of the Group for the six months ended 30 September 2005 extracted from the interim report of the Company for the six months ended 30 September 2005.

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 September 2005

		Six months ended 30 September	
		2005	2004
		(unaudited)	(unaudited)
	Notes	*HK$'000*	*HK$'000*
Turnover	4	1,698	3,064
Cost of sales		(1,458)	(3,680)
Gross profit/(loss)		240	(616)
Other operating income		20	2,572
Unrealised holding loss on other investments		(2,140)	(6,883)
Administrative and operating expenses		(1,915)	(10,206)
Loss from operations	5	(3,795)	(15,133)
Finance costs		(1,651)	(1,364)
Loss from ordinary activities before taxation		(5,446)	(16,497)
Income tax	6	(8)	–
Loss from ordinary activities after taxation		(5,454)	(16,497)
Minority interests		–	–
Net loss for the period		(5,454)	(16,497)
Loss per share			
Basic	8	(0.62) cents	(2.24) cents
Diluted	8	(0.60) cents	N/A

No dividends were declared or paid during the six months ended 30 September 2005.

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30 September 2005

	Notes	30 September 2005 (unaudited) HK$'000	31 March 2005 (audited) HK$'000
Non-current asset			
Tangible fixed assets		8,962	10,991
Current assets			
Inventories		–	6
Trade and other receivables	9	28,533	41,859
Financial assets at fair value through profit or loss		15,290	17,430
Cash and cash equivalents		846	2,146
		44,669	61,441
Less: **Current liabilities**			
Trade and other payables	10	3,946	4,749
Amount due to a director	11	–	23
Short-term borrowings	12	27,252	46,848
		31,198	51,620
Net current assets		13,471	9,821
Total assets less current liabilities		22,433	20,812
Less: **Non-current liabilities**			
Long-term borrowings	12	7,075	–
Net assets		15,358	20,812
Capital and reserves			
Share capital	13	8,829	8,829
Reserves		6,529	11,983
Shareholders' funds		15,358	20,812

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 September 2005

	Share capital HK$'000	Share premium HK$'000	Capital redemption reserve HK$'000	Contributed surplus HK$'000	Retained earnings/ (accumulated losses) HK$'000	Total HK$'000
As at 1 April 2004	73,580	270,774	861	110,578	(412,636)	43,157
Adjustments arising from the capital reduction	(66,222)	-	-	66,222	-	-
Adjustments arising from share premium cancellation	-	(270,774)	-	270,774	-	-
Transfer to set off accumulated losses	-	-	-	(412,636)	412,636	-
Net loss for the period	-	-	-	-	(16,497)	(16,497)
As at 30 September 2004	7,358	-	861	34,938	(16,497)	26,660
Adjustments arising from share premium cancellation	-	(444)	-	444	-	-
Transfer to set off accumulated losses	-	-	-	(136,468)	136,468	-
New issue of shares by way of private placement in November 2004	1,471	5,150	-	-	-	6,621
Share issue expenses	-	(197)	-	-	-	(197)
Net loss for the period	-	-	-	-	(12,272)	(12,272)
As at 31 March 2005	8,829	4,509	861	(101,086)	107,699	20,812
Net loss for the period	-	-	-	-	(5,454)	(5,454)
As at 30 September 2005	8,829	4,509	861	(101,086)	102,245	15,358

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 September 2005

	Six months ended 30 September	
	2005	**2004**
	(unaudited)	(unaudited)
	HK$'000	*HK$'000*
Net cash generated from/(used in) operating activities	11,301	(18,640)
Net cash from investing activities	–	140
Net cash (used in)/generated from financing activities	(12,601)	4,057
Net decrease in cash and cash equivalents	(1,300)	(14,443)
Cash and cash equivalents at 1 April	2,146	15,157
Cash and cash equivalents at 30 September representing cash and bank balances	846	714

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the six months ended 30 September 2005
(Expressed in Hong Kong dollars)

1. **Basis of Preparation and Accounting Policies**

This unaudited condensed consolidated financial information has been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

This condensed consolidated financial information should be read in conjunction with the 2005 annual financial statements.

The accounting policies and methods of computation used in the preparation of this condensed consolidated financial information are consistent with those used in the annual financial statements for the year ended 31 March 2005 except that the Group has changed certain of its accounting policies following its adoption of new/revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRS") which are effective for accounting periods commencing on or after 1 January 2005.

This interim financial information has been prepared in accordance with those HKFRS standards and interpretations issued and effective as at the time of preparing this information. The HKFRS standards and interpretations that will be applicable at 31 March 2006 including those that will be applicable on an optional basis, are not known with certainty at the time of preparing this interim financial information.

The changes to the Group's accounting policies and the effect of adopting these new policies are set out in Note 2 below.

2. **Changes in Accounting Policies**

(a) *Effect of adopting new HKFRS*

For the six months ended 30 September 2005, the Group adopted the new/revised HKFRSs below, which are relevant to its operations. The 2004 comparatives have been restated as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 12	Income Taxes
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings Per Share
HKAS 34	Interim Financial Reporting
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKFRS 2	Share-based Payments
HKFRS 3	Business Combinations

The adoption of new/revised HKASs 1, 2, 7, 8, 10, 12, 16, 17, 18, 19, 21, 23, 24, 27, 33, 36 and 37 did not result in substantial changes to the Group's accounting policies. In summary:

- HKAS 1 has affected the presentation of minority interest and other disclosures;
- HKASs 2, 7, 8, 10, 12, 16, 17, 18, 19, 21, 23, 24, 27, 33, 36 and 37 had no material effect on the Group's policies;
- HKAS 24 has affected the identification of related parties and some other related party disclosures.

The adoption of HKASs 32 and 39 has resulted in a change in the accounting policy relating to the classification of financial assets at fair value through profit and loss and loans and receivables.

As from 1 January 2005, in accordance with HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets" and "loans and receivables". The classification depends on the purpose for which the assets are acquired. "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value with changes in fair values recognised in the income statement and equity respectively. "Loans and receivables" consist of secured margin or term loans and other trade receivables. Secured margin or term loans are recognised and carried at original contract note or drawdown amount less an allowance for any uncollectible amounts after taking into account the value of each client account's underlying collateral. Other trade receivables are measured at amortised cost using the effective interest method.

Until 31 March 2005, investment in securities of the Group were classified as "other investments". They were stated at fair value or estimated fair value at the balance sheet date. Any unrealised gains less losses arising from the valuation of "other investments" at the balance sheet date were dealt with in the income statement. Upon the adoption of HKAS 32 and HKAS 39, the Group's investment in securities was redesignated as financial assets at fair value through profit or loss as effective from 1 April 2005. The adoption of HKAS 39 has had no material effect on the Group's retained earnings.

The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. In accordance with the transitional provision of HKFRS 2, share options granted after 7 November 2002 and were unvested on 1 April 2005 were expensed retrospectively in the income statement of the respective periods. As at 1 April 2005, the Group had no option granted after 7 November 2002 which remain unvested.

HKFRS 3 applies to accounting for business combination for which the agreement date is on or after 1 January 2005. The adoption of HKFRS 3 has had no material effect on the Group's results.

All changes in the accounting policies have been made in accordance with the transitional provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

- HKAS 39 – does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis;
- HKFRS 2 – only retrospective application for all equity instruments granted after 7 November 2002 and not vested at 1 April 2005; and
- HKFRS 3 – prospectively after the adoption date.

3. **Financial Risk Management**

The Group's activities expose it to a variety of financial risks: foreign exchange risk, credit risk and fair value interest rate risk.

(a) *Foreign exchange risk*

The Group is exposed to foreign exchange risk arising from the exposure of various currency against Hong Kong dollars. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in operations in Mainland China.

(b) *Credit risk*

The Group has no significant concentrations of credit risk. It has policies in place to ensure the sales of products are made to customers with an appropriate credit history.

(c) *Fair value interest rate risk*

As the Group has no significant interest-bearing assets, the Group's income and operating cash flows are substantially independent of changes in market interest rates.

The Group's interest rate risk arises from borrowings. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. At the period end, all borrowings were at fixed rates.

4. **Segment Information**

Business segments	Turnover Six months ended 30 September		Segment result Six months ended 30 September	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
By principal activities:				
Manufacture and sales of garment	1,698	1,848	240	(8,248)
Securities investment	–	1,216	(2,140)	(7,387)
	1,698	3,064	(1,900)	(15,635)
Unallocated corporate expenses and income			(1,895)	502
Loss from operations			(3,795)	(15,133)
Geographical segments				
Hong Kong and Mainland China	1,698	3,064	(3,795)	(15,133)

5. **Loss from Operations**

	Six months ended 30 September	
	2005	2004
	HK$'000	*HK$'000*
Loss from operations is stated after charging:		
Depreciation of owned tangible fixed assets	508	883
Depreciation of tangible fixed assets held under hire-purchase contracts	–	25
Impairment on tangible fixed assets	–	7,332
Provision for doubtful debts	118	–

6. **Income Tax**

No provision for Hong Kong profits tax has been made as there was no assessable profit derived from or arising in Hong Kong for the period (30 September 2004: Nil).

The PRC income tax is calculated at the applicable rate on the assessable profits arising in the PRC for the period (30 September 2004: Nil).

A deferred tax asset has not been recognised in respect of tax losses available to offset future profits due to the uncertainty of future profit streams against which the asset can be utilised.

7. **Interim Dividend**

The Board of Directors does not recommend the payment of an interim dividend for the six months ended 30 September 2005 (30 September 2004: Nil).

8. **Loss Per Share**

The calculation of the basic loss per share is based on the net loss for the period of approximately HK$5,454,000 (30 September 2004: HK$16,497,000) and on the weighted average of 882,936,853 (30 September 2004: 735,796,853) shares in issue during the period.

Diluted loss per share is based on 901,594,493 ordinary shares which is the weighted average number of ordinary shares outstanding during the period, adjusted for the effects of the vested options outstanding during the period.

No diluted loss per share has been presented for the period ended 30 September 2004 as there are no dilutive potential ordinary shares in issue.

9. Trade and Other Receivables

Included in trade and other receivables are trade debtors and their ageing analysis as at 30 September 2005 is as follows:

	30 September 2005 *HK$'000*	31 March 2005 *HK$'000*
Trade receivables, with ageing analysis:		
0 – 60 days	175	508
61 – 90 days	5	70
Over 90 days	124	80
Total trade receivables *(Note (i))*	304	658
Other debtors, deposits and prepayments *(Note (ii))*	28,229	41,201
	28,533	41,859

Notes:

(i) Credit is offered to customers following financial assessment and based on established payment record. Credit limits are set for individual customers and these are exceeded only with the approval of senior officials of the Group. Senior staff of the Group monitor trade debts and follow up collections periodically. General credit terms are payment by the end of the month following the month in which sales took place.

(ii) Included in other debtors, deposits and prepayments as at 30 September 2005 is an amount of approximately HK$26,412,000 (at 31 March 2005: HK$41,005,000) due from 上海凱托集團有限公司, an independent third party. The amount is unsecured, interest-free and due for repayment before the end of the year 2005. The Directors consider that the amount to be fully recoverable, no provision has been made as at 30 September 2005.

10. Trade and Other Payables

Included in trade and other payables are trade creditors and their ageing analysis as at 30 September 2005 is as follows:

	30 September 2005 *HK$'000*	31 March 2005 *HK$'000*
Trade payables, with ageing analysis:		
0 – 60 days	172	72
61 – 90 days	–	34
Over 90 days	813	1,542
Total trade payables	985	1,648
Other payables and accruals	2,961	3,101
	3,946	4,749

11. Amount due to a Director

The amount due was unsecured, interest-free and had no fixed term of repayment.

12. Short-term and Long-term Borrowings

	30 September 2005 *HK$'000*	31 March 2005 *HK$'000*
Bank loans *(Note (i))*	34,097	46,698
Other loan *(Note (ii))*	230	150
	34,327	46,848
As at 30 September 2005, the borrowings were repayable as follows:		
Not wholly repayable within five years	–	–
Wholly repayable within five years	34,327	46,848
	34,327	46,848
Less: Amount repayable within one year	(27,252)	(46,848)
	7,075	–

Notes:

(i) The bank loans included (a) an amount of RMB10,000,000 (equivalent to approximately HK$9,434,000) which is unsecured, interest bearing at 6.696% per annum and repayable in June 2006; (b) an amount of RMB10,000,000 (equivalent to approximately HK$9,434,000) which is unsecured, interest bearing at 6.696% per annum and repayable in August 2006; (c) an amount of RMB8,643,000 (equivalent to approximately HK$8,154,000) which is unsecured, interest bearing at 5.742% per annum and repayable in June 2006; and (d) an amount of RMB7,500,000 (equivalent to approximately HK$7,075,000) which is unsecured, interest bearing at 5.742% per annum and repayable in December 2006.

(ii) The other loan is unsecured, interest free and repayable on demand.

13. **Share Capital**

	Number of shares		Total value	
	30 September 2005	31 March 2005	30 September 2005	31 March 2005
	('000)	*('000)*	*HK$'000*	*HK$'000*
Authorised:				
Ordinary shares of HK$0.01 each				
At beginning of period/year	30,000,000	30,000,000	300,000	300,000
Capital reduction *(Note (a))*	–	–	–	(270,000)
Share subdivision *(Note (a))*	–	27,000,000	–	270,000
Share consolidation *(Note (a))*	–	(27,000,000)	–	–
At end of period/year	30,000,000	30,000,000	300,000	300,000
Issued and fully paid:				
Ordinary shares of HK$0.01 each				
At beginning of period/year	882,937	7,357,969	8,829	73,580
Capital reduction *(Note (a))*	–	–	–	(66,222)
Share consolidation *(Note (a))*	–	(6,622,172)	–	–
New issue of shares by way of private placement in November 2004 *(Note (b))*	–	147,140	–	1,471
At end of period/year	882,937	882,937	8,829	8,829

Notes:

(a) Pursuant to the resolutions passed by the shareholders of the Company at a special general meeting held on 3 May 2004, it was resolved that:

(i) the nominal value of all issued shares of the Company of HK$0.01 each was reduced by HK$0.009 each by canceling an equivalent amount of paid up capital per share so that the nominal value of each share was reduced from HK$0.01 to HK$0.001 ("Capital Reduction") resulting in the reduction of issued share capital of the Company by approximately HK$66,222,000 from HK$73,580,000 to HK$7,358,000. The credit arising from the Capital Reduction was credited to the contributed surplus account of the Company;

(ii) each authorised but unissued share was subdivided ("Share Subdivision") into 10 shares of HK$0.001 each;

(iii) every 10 shares of HK$0.001 each created from the Capital Reduction and Share Subdivision were consolidated into 1 consolidated share of HK$0.01 each ("Share Consolidation");

(iv) the credit standing to the share premium account of the Company was cancelled and the credit arising was credited to the contribution surplus account of the Company; and

(v) the amount which arise as a result of the Capital Reduction and credited to the contributed surplus account of the Company together with the balance already standing in the contributed surplus account of the Company was set off against the accumulated losses of the Company.

(b) On 30 November 2004, the Company announced that it had entered into a placing agreement with a placing agent. Pursuant to the placing agreement, the Company has conditionally agreed to place, through the placing agent on a fully underwritten basis, 147,140,000 placing shares to independent investors at a price of HK$0.045 per placing share. The placing shares were issued under the general mandate granted to the directors of the Company by resolution of the Company's shareholders passed at the annual general meeting of the Company held on 30 August 2004. The placing price of HK$0.045 represents (i) a discount of approximately 19.64% to the closing price of HK$0.056 per share as quoted on The Stock Exchange of Hong Kong Limited on 30 November 2004, being the last trading day of the announcement on 30 November 2004 and the date on which the terms of the placing is fixed; (ii) a discount of approximately 19.64% to the average of the closing price per share of HK$0.056 as quoted on The Stock Exchange of Hong Kong Limited for the last five trading days immediately prior to 30 November 2004. The net proceeds of approximately HK$6.4 million from the placing will be used for the repayment of short-term liabilities of approximately HK$3 million and payment for operating activities including rental expenses and staff salaries of approximately HK$3.4 million.

14. Post Balance Sheet Events

The following events occurred subsequent to the interim report date:

(a) On 9 December 2005, the Company entered into a convertible notes subscription agreement with a convertible notes subscriber ("CN Subscription"). Pursuant to the convertible notes subscription agreement, the convertible notes subscriber agreed to subscribe for the convertible notes ("Convertible Notes I") in an aggregate principal amount of HK$60,000,000. The net proceeds from the CN Subscription of approximately HK$57 million, will be used as to (i) approximately HK$50 million for the establishment by the Group of a new centre (i.e. not by the acquisition of an existing business) for the provision of health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services in Hong Kong; and (ii) the remaining balance of approximately HK$7 million will be used as general working capital for the Group.

(b) On 9 December 2005, the Company entered into a share subscription agreement with a share subscriber ("Share Subscription"). Pursuant to the share subscription agreement, the share subscriber agreed to subscribe for and the Company agreed to allot and issue 100,000,000 new shares for cash consideration at a subscription price of HK$0.038 each. The gross and net proceeds from the Share Subscription are approximately HK$3.8 million which will be used as general working capital for the Group.

(c) On 9 December 2005, the Company entered into a share placing agreement with a placing agent. Pursuant to the share placing agreement, the Company agreed to place, through the placing agent, 176,580,000 new shares at a price of HK$0.038 each. The gross and net proceeds from the share placing of approximately HK$6.7 million and HK$5.7 million respectively, will be used for the Group's general working capital.

(d) On 9 December 2005, the Company entered into a convertible notes placing agreement with a placing agent. Pursuant to the convertible notes placing agreement, the placing agent agreed to place, up to an aggregate principal amount of HK$60,000,000 convertible notes ("Convertible Notes II"). The net proceeds of approximately HK$55 million are expected to be applied towards the expansion of the Group's new centre for the provision of health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services established by application of the net proceeds from the CN Subscription, and the establishment of similar centres at other locations in Hong Kong. In the event that such expansion and establishment of the proposed new centres are not implemented, such net proceeds will be used as general working capital for the Group.

Further details of the above transactions are set out in the announcement of the Company dated 9 December 2005.

15. Approval of Interim Financial Report

The interim financial report was approved by the Board of Directors on 21 December 2005.

4. FINANCIAL AND FUTURE PROSPECTS

Management Discussion And Analysis

Business Review

The unaudited net loss of the Group for the six months ended 30 September 2005 amounted to approximately HK$5,454,000 which was HK$11,043,000 less than that of the corresponding period of last year. During the six months ended 30 September 2005 period, the Group is mainly engaged in the manufacturing business which was not performing well. The Group is seeking different measures, such as to explore new markets and product lines, and to review the production efficiency, so as to improve the overall performance of the business.

Future Business Prospects and Plans

In addition to continuing its effort on the business of the manufacturing and sales of garment and securities trading, the Group has been actively seeking opportunities in potential developments in other businesses. In December, 2005 the Group entered into a conditional convertible notes subscription agreement with a reputable medical group in Hong Kong, a conditional share subscription agreement and a conditional share placing agreement to raise new sources of funds. The proceeds will be used for the establishment of a new centre for the provision of health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services (the "Health Check Centre") in Hong Kong (Please refer to announcement of the Company dated 9 December 2005 for the details of the convertible notes subscription agreement).

The Health Check Centre will be a one-stop health check center to provide from ordinary laboratory testing to advanced diagnostic health check services. It also provides comfortable place for day care observation and deluxe rooms for health care talks. The Health Check Centre will be equipped with advanced health check and diagnostics imaging machines such as 3T MRI System, 64 CT Scanner, PET/CT Scanner, etc.

After the outbreak of the SARS epidermis in 2003, the general public has increased the health consciousness and is willing to spend more on health precaution and medical treatment. Especially for the health check services, the public medical sector could only provide limited services to the general public. Most of the health check exercises have to be performed by the private medical sector. This results in a significant demand and prosperous market for health check services in the private medical sector in Hong Kong. The successful establishment of the Health Check Centre will surely bring in new driving force and meaningful contribution to the Group's operation.

5. INDEBTEDNESS

Borrowings

As at the close of business on 28 February 2006, being the latest practicable date for the purpose of this statement of indebtedness prior to the printing of this circular, the Group had outstanding borrowings of approximately HK$94,337,000, comprising the following:

(i) The convertible notes with a principal amount of HK$60,000,000 issued by the Company to Top Act Group Limited on 23 February 2006 (the "Convertible Notes I"). The Convertible Notes bear interest at 1% per annum payable half yearly in arrears. The maturity date of the Convertible Notes I is the date falling on the fourth anniversary of the date of issue of the Convertible Notes I. Any unredeemed and unconverted Convertible Notes I will be redeemed at 100% of the outstanding principal amount together with any accrued interest in cash;

(ii) Unsecured bank loans of approximately HK$34,097,000 which were repayable within one year. These loans were denominated in Chinese Renminbi and bore interest at rates ranging from approximately 5.7% to 6.7% per annum; and

(iii) Other loan of approximately HK$240,000 which was unsecured, interest free and repayable on demand.

Disclaimer

Save as aforesaid or as otherwise disclosed herein, and apart from intra-group liabilities and normal trade payables, as at the close of business on 28 February 2006, the Group did not have any debt securities issued and outstanding or agreed to be issued, bank overdrafts, loans or other similar indebtedness, liabilities under acceptance (other than normal bills) or acceptance credits, debentures, mortgages, charges, hire purchase commitments, guarantees or other material contingent liabilities.

No material change

The Directors have confirmed that there has been no material change in the indebtedness and contingent liabilities of the Group since 28 February 2006 and up to the Latest Practicable Date.

6. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material change in the financial or trading position or prospects of the Group since 31 March 2005, the date to which the latest audited consolidated financial statements of the Group were made up.

7. WORKING CAPITAL

The Directors are of the opinion that, based on the internal financial resources of the Group and in the absence of unforeseen circumstances, the Group will have sufficient working capital for its present requirement, that is for at least the next 12 months from the date of this circular.

8. LIQUIDITY AND FINANCIAL RESOURCES

As disclosed in the paragraph headed "Indebtedness" in this appendix, as at the close of business on 28 February 2006, the Group had outstanding borrowings of approximately HK$94,337,000, comprising the following:

(i) The Convertible Notes I with a principal amount of HK$60,000,000;

(ii) Unsecured bank loans of approximately HK$34,097,000 which were repayable within one year. These loans were denominated in Chinese Renminbi and bore interest at rates ranging from approximately 5.7% to 6.7% per annum; and

(iii) Other loan of approximately HK$240,000 which was unsecured, interest free and repayable on demand.

The total consideration for the acquisition of equipments pursuant to the Purchasing Agreement of HK$54,800,000 will be financed by the net proceeds from the issue of the Convertible Notes I of approximately HK$57 million.

As at 28 February 2006, the Group had no unutilized borrowing facilities nor material capital expenditure commitments.

1. RESPONSIBILITY STATEMENTS

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief collectively and individually there are no other facts the omission of which would make any statements in this circular misleading.

2. SHARE CAPITAL

(1) Authorised and issued share capital of the Company

The authorised and issued share capital of the Company as at the Latest Practicable Date were as follows:

Authorised:		*HK$*
30,000,000,000	Shares	300,000,000
Issued and fully paid:		
1,159,516,853	Shares	11,595,168.53

All existing Shares rank equally in all respects, including capital, dividends and voting rights. The Shares in issue are listed on the Stock Exchange.

As at the Latest Practicable Date, save for (i) the 100,000,000 Shares issued to Central View International Limited, a company which is wholly-owned by Ms. Choi Ka Yee, Crystal; and (ii) the 176,580,000 Shares issued to independent investors, no Share has been issued since 31 March 2005, being the end of the last financial year of the Company.

Save for the 1,463,414,634 Shares to be issued after full conversion of the conversion rights attached to the outstanding convertible note and the outstanding 44,760,000 Options, no share or loan capital of the Company or any member of the Group has been put under option or agreed conditionally or unconditionally to be put under option and no warrant, derivative or conversion right affecting the Shares has been issued or granted or agreed conditionally, or unconditionally to be issued or granted.

3. DISCLOSURE OF INTERESTS

(a) Directors' interests and short position in the securities of the Company and its associated corporations

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and

debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register maintained by the Company referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in the Listing Rules, to be notified to the Company and the Stock Exchange, were as follows:

Long position in Shares

	Number of Shares held, capacity and nature of interest					Approximate percentage of the issued share capital of the Company as at the Latest Practicable Date
Name of Director	Personal interest	Family interest	Corporate interest	Other interest	Total	
Ms. Choi Ka Yee, Crystal	–	–	100,000,000 *(Note (a))*	–	100,000,000	8.62%

Notes:

(a) Ms. Choi Ka Yee, Crystal is taken to be interested in those Shares in which Central View International Limited, a company which is wholly and beneficially owned by her, is interested.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including any interests and short positions which he/she was taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register maintained by the Company referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in the Listing Rules, to be notified to the Company and the Stock Exchange.

(b) Persons who have an interest or short position in the shares or underlying shares of the Company which is discloseable under Divisions 2 and 3 of Part XV of the SFO and substantial shareholders of the Company

Save as disclosed below, as at the Latest Practicable Date, none of the Company Directors knew of any person (not being a director or chief executive of the Company) who had an interest or short position in Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or held any option in respect of such capital.

Name of Shareholder	**Interest in Shares or underlying Shares** *(Note 1)*	**Approximate percentage of the issued share capital**
Broad Idea International Limited *(Note 3)*	1,463,414,634 (L)	55.79 (L)
Mr. Cho Kwai Chee *(Note 3)*	1,463,414,634 (L)	55.79 (L)
Dr. Francis Choi Chee Ming *(Note 3)*	1,463,414,634 (L)	55.79 (L)
Top Act Group Limited *(Note 2)*	1,463,414,634 (L)	55.79 (L)
Town Health (BVI) Limited *(Note 2)*	1,463,414,634 (L)	55.79 (L)
Town Health International Holdings Company Limited *(Note 2)*	1,463,414,634 (L)	55.79 (L)
Lee Wai Man *(Note 4)*	300,188,825 (L)	25.89 (L)
Ma Siu Fong *(Note 4)*	300,188,825 (L)	25.89 (L)
Chu Yuet Wah *(Note 4)*	292,688,825 (L)	25.24 (L)
Kingston Securities Limited *(Note 4)*	292,688,825 (L)	25.24 (L)
Central View International Limited *(Note 5)*	100,000,000 (L)	8.62 (L)

Notes:

1. The interest is a long position in Shares.

2. Town Health International Holdings Company Limited, through its wholly-owned subsidiary Town Health (BVI) Limited, is taken to be interested in the underlying Shares in which Top Act Group Limited, a wholly-owned subsidiary of Town Health (BVI) Limited, holds an interest.

3. Dr. Francis Choi Chee Ming and Mr. Cho Kwai Chee own 49.9% and 50.1% beneficial interest in Broad Idea International Limited respectively. Broad Idea International Limited holds 51% of the issued share capital of Town Health International Holdings Company Limited. Dr. Francis Choi Chee Ming and Mr. Cho Kwai Chee are therefore taken to be interested in the underlying Shares in which Top Act Group Limited, the indirect wholly-owned subsidiary of Town Health International Holdings Company Limited, holds an interest.

4. These Shares represent the portion of the Shares to be placed by placing agent pursuant to the placing agreement dated 9 December 2005, to which the Kingston Securities Limited is deemed to be interested pursuant to the SFO. The placing agent is owned as to 49% by Ma Siu Fong and as to 51% by Chu Yuet Wah. The number specified represents (i) Kingston Securities Limited's interest in the 292,688,825 Shares to be placed by Kingston Securities Limited; and (ii) the 7,500,000 Shares beneficially owned by Mr. Lee Wai Man, Mr. Lee Wai Man is the husband of Ms. Ma Siu Fong. He is therefore deemed to be interested in the underlying Shares in which Ms. Ma Siu Fong is deemed to hold interest. Ms. Ma Siu Fong is deemed to be interested in the Shares in which Mr. Lee Wai Man holds an interest.

5. Central View International Limited is a company wholly-owned by Ms. Choi Ka Yee, Crystal, who is also a director of the Company.

4. INTERESTS IN CONTRACT OR ARRANGEMENT

Save for the Tenancy Agreement, as at the Latest Practicable Date, none of the Directors is materially interested in contract or arrangement subsisting which is significant in relation to the business of the Group.

5. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation other than statutory compensation).

6. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 March 2005, being the date to which the latest published audited financial statements of the Group were made up.

7. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of Directors and their respective associates was interested in any business, apart from the Group's business, which competes or is likely to compete, either directly or indirectly, with the Group's business.

8. LITIGATION

The Company was a defendant in a law suit brought by a supplier in December 1998 claiming for a principal sum of approximately HK$1,962,000 together with interest and costs thereon relating to a guarantee in respect of a credit facility granted to RCR Electronics Manufacturing Limited, a former subsidiary of the Company. The Company filed a defence in March 1999 in response to the claim and since then, the supplier has taken no further action against the Company. Since the outcome of the litigation could not be determined with reasonable certainty at this stage, no provision has been made in the financial statements.

Save as disclosed above, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened against the Company or any of its subsidiaries as at the Latest Practicable Date.

9. MATERIAL CONTRACTS

Save as disclosed below, there are no material contracts (other than contracts entered into in the ordinary course of business) which have been entered into by the Company or its subsidiaries within two years immediately preceding the date of the Announcement and up to the Latest Practicable Date:

(a) a placing agreement dated 30 November 2004 entered into between the Company and a placing agent in relation to a placing of 147,140,000 placing shares of the Company to independent investors at a price of HK$0.045 per share. Further details of the placing were set out in the announcement of the Company dated 30 November 2004;

(b) a conditional acquisition agreement dated 24 March 2004 entered into between the Company and Huang Qing in relation to the acquisition by the Company of the entire issued share capital of Franki Limited at a total consideration of HK$18,500,000 ("Acquisition Agreement");

(c) a termination agreement dated 13 December 2004 entered into between the Company and Huang Qing in relation to the termination of the Acquisition Agreement;

(d) a subscription agreement dated 9 December 2005 entered into between the Company and Top Act Group Limited in relation to the subscription of 1,463,414,634 conversion shares of the Company at a price of HK$0.041 per conversion share;

(e) a subscription agreement dated 9 December 2005 entered into between the Company and Central View International Limited in relation to the subscription of 100,000,000 Shares to Central View International Limited at a price of HK$0.038 per Share;

(f) a placing agreement dated 9 December 2005 entered into between the Company and a placing agent in relation to a placing of 1,463,414,634 conversion shares of the Company to independent investors at a price of HK0.041 per conversion share;

(g) a placing agreement dated 9 December 2005 entered into between the Company and a placing agent in relation to a placing of 176,580,000 placing Shares, on a best effort basis, at a price of HK$0.038 per share to independent investors;

(h) the Tenancy Agreement; and

(i) the Purchasing Agreement.

10. EXPERT'S QUALIFICATIONS AND CONSENTS

The following are the qualifications of the expert who has provided its advice contained in this circular:

Name	Qualifications
HLB Hodgson Impey Cheng	Chartered Accountants, Certified Public Accountants

HLB Hodgson Impey Cheng has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its report and the reference to its name in the form and context in which it appears.

As at the Latest Practicable Date, HLB Hodgson Impey Cheng was not interested beneficially or otherwise in any Shares or shares in any of Company's subsidiaries or associated companies and did not have any right, whether legally enforceable or not, or option to subscribe for or to nominate persons to subscribe for any Shares or shares in any of Company's subsidiaries or associated companies nor did it have any interest, either direct or indirect, in any assets which have been, since the date to which the latest published audited accounts of the Group were made up, acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

11. GENERAL

(a) Save for the Tenancy Agreement, none of the Directors has, or has had, any direct or indirect interest in any assets which have been acquired, disposed of or leased to, or which are proposed to be acquired, disposed of or leased to, the Company or any of its subsidiaries since 31 March 2005, the date to which the latest published audited accounts of the Group were made up.

(b) The qualified accountant of the Company is Mr. Chi Chi Hung, Kenneth is a fellow member of the Association of Chartered Certified Accountants, an associate member of the Hong Kong Institute of Certified Public Accountants, an associate member of the Hong Kong Institute of Company Secretaries and an associate member of the Institute of Chartered Secretaries and Administrators.

(c) The company secretary of the Company is Mr. Chi Chi Hung, Kenneth.

(d) The branch share registrar of the Company in Hong Kong is Tengis Limited of 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong.

(e) The English text of this circular and the accompanying form of proxy shall prevail over their respective Chinese texts in the case of inconsistency.

12. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at 9:00 a.m. to 1:00 p.m. and 2:00 p.m. to 5:00 p.m. on any weekday (except Saturdays and public holidays) at the principal place of business of the Company in Hong Kong at Shop 2B & 2C, Level 1, Hilton Plaza Commercial Centre, 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong up to and including the date of the SGM:

(a) the memorandum of association and the Bye-Laws;

(b) the annual reports of the Company for each of the two years ended 31 March 2005;

(c) the material contracts referred to in the paragraph headed "Material Contracts" in this appendix;

(d) the written consent referred to in the paragraph headed "Expert's Qualifications and Consents" in this appendix;

(e) the interim report of the Company for the period ended 30 September 2005;

(f) the Purchasing Agreement; and

(g) this circular.

TOWN HEALTH MEDICAL TECHNOLOGY HOLDINGS COMPANY LIMITED

(康健醫療科技控股有限公司*)

(formerly known as Starbow Holdings Limited星虹控股有限公司)

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

NOTICE IS HEREBY GIVEN THAT the special general meeting (the "Meeting") of Town Health Medical Technology Holdings Company Limited (the "Company") will be held at Shop No. 3, Level 3, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong on Monday, 8 May 2006 at 9:00 a.m. for the purpose of considering and, if thought fit, passing the following resolution as an ordinary resolution:–

ORDINARY RESOLUTION

"THAT

(a) the agreement (the "**Purchasing Agreement**") dated 23 March 2006 and entered into between Hong Kong Health Check Centre Limited, an indirect wholly-owned subsidiary of the Company, as purchaser and Siemens Limited as vendor in relation to the sale and purchase of the equipment, namely (a) one set of Siemens Somatom Sensation – Scanner; (b) one set of Siemens Magnetom Tim System - Scanner; (c) one set of Siemens Biograph 16 System – Scanner; (d) one set of Siemens Mammomat Novation – Flat detector; and (e) one set of Siemens SIENET Sky Mini System – Computer system, at a total consideration of HK$54,800,000 (a copy of which has been produced to the Meeting marked "A" and signed by the chairman of the Meeting for the purpose of identification) and the transactions contemplated thereunder, be and are hereby approved, confirmed and ratified; and

(b) any one or more of the directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents which he/they consider necessary or expedient for the implementation of and giving effect to the Purchasing Agreement and the transactions contemplated thereunder."

By Order of the Board
Town Health Medical Technology Holdings Company Limited
Chi Chi Hung, Kenneth
Chairman

Hong Kong, 13 April 2006

* *for identification purposes only*

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal Place of Business in Hong Kong:
Shop 2B & 2C, Level 1
Hilton Plaza Commercial Centre
3-9 Shatin Centre Street
Shatin, New Territories
Hong Kong

At the date of this notice, the Board comprises four executive Directors, namely Mr. Chi Chi Hung, Kenneth, Mr. Cho Kwai Yee, Kevin, Ms. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive Directors namely Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lau Man Tak.

Notes:

1. Every member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

2. In order for such appointment to be valid, the form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of authority, must be deposited at the Company's share registrar in Hong Kong, Tengis Limited, at 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for the holding of the Meeting or any adjournment thereof.

TOWN HEALTH MEDICAL TECHNOLOGY HOLDINGS COMPANY LIMITED

(康健醫療科技控股有限公司*)

(formerly known as Starbow Holdings Limited星虹控股有限公司)

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

FORM OF PROXY

Form of proxy for use by shareholders at the special general meeting (the "Meeting") to be convened at Shop No. 3, Level 3, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong on Monday, 8 May 2006 at 9:00 a.m. and at any adjournment thereof

I/We[1] ....
of ....
being the registered holder(s) of[2] .... share(s) of HK$0.01 each in the capital of Town Health Medical Technology Holdings Company Limited (the "Company") HEREBY APPOINT[3] the Chairman of the Meeting, or failing him ....
of ....
as my/our proxy to attend and vote for me/us and on my/our behalf at the Meeting of the Company to be held at Shop No. 3, Level 3, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong on Monday, 8 May 2006 at 9:00 a.m. (or at any adjournment thereof) in respect of the resolution set out in the notice convening the Meeting ("Notice") as indicated below, and, if no such indication is given, as my/our proxy thinks fit.

ORDINARY RESOLUTIONS	FOR[4]	AGAINST[4]
To approve the Purchasing Agreement and the transactions contemplated thereunder		

Dated this ....day of .... 2006 Signature(s)[5] ....

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2. Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
3. If any proxy other than the Chairman of the Meeting is preferred, delete the words "the Chairman of the Meeting. or failing him" and insert the name and address of the proxy desired in the space provided. If no name is inserted, the Chairman of the Meeting will act as your proxy. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.
4. IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK THE BOX MARKED "AGAINST". Failure to tick a box will entitle your proxy to cast your vote at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.
5. This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its seal or under the hand of any officer or attorney or other person duly authorized to sign the same.
6. To be valid, this form of proxy, together with the power of attorney (if any) or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited at the Company's Hong Kong branch share registrar, Tengis Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof.
7. Where there are joint registered holders of any share(s) of the Company, any one of such persons may vote at the Meeting, either personally or by proxy. in respect of such share(s) as if he/she were solely entitled thereto, but if more than one of such joint holders are present at the Meeting, personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share(s) shall alone be entitled to vote in respect thereof.
8. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
9. Completion and delivery of this form of proxy will not preclude you from attending and voting at the Meeting if you so wish and in that event, this form of a proxy will be deemed to have been revoked.

* *for identification purposes only*

(WW)

TH MEDICAL TECH<00397> - Suspension of Trading

At the request of Town Health Medical Technology Holdings Company Limited, trading in its shares will be suspended with effect from 9:30 a.m. today (19/4/2006) pending release of an announcement in relation to formation of a joint venture company.

TOWN HEALTH MEDICAL TECHNOLOGY HOLDINGS COMPANY LIMITED

（康健醫療科技控股有限公司）*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

DISCLOSEABLE AND CONNECTED TRANSACTION – FORMATION OF A JOINT VENTURE COMPANY AND SUSPENSION AND RESUMPTION OF TRADING

The Board is pleased to announce that Classictime, a wholly-owned subsidiary of the Company, and Dr. Choi entered into the JV Agreement for the establishment of the JV Co. on 18 April 2006. The JV Co. will be principally engaged in the business of healthcare and medical checks in the PRC. Pursuant to the JV Agreement, the JV Co. is to be owned as to 30% by Dr. Choi and as to 70% by the Group. The total investment of the Group in the JV Co. amounts to HK$21,000,000, representing 70% of the issued share capital of the JV Co.. The JV Co. is proposed to be renamed as Town Health Medical Technology (China) Company Limited (康健醫療科技（中國）有限公司).

Given that Dr. Choi is an associate (as defined under the Listing Rules) of Ms. Choi Ka Yee, Crystal, a connected person of the Company, the formation of the JV Co. constitutes (i) a connected transaction on the part of the Company and is subject to reporting, announcement and Independent Shareholders' approval requirements pursuant to Chapter 14A of the Listing Rules; and (ii) a discloseable transaction on the part of the Company and is subject to the disclosure requirements pursuant to Chapter 14 of the Listing Rules. Ms. Choi Ka Yee, Crystal, who is a daughter of Dr. Choi and also a shareholder and director of the Company, is required to abstain from voting on the resolution in respect of the JV Agreement at the SGM.

A circular containing, among other things, (i) details of the JV Agreement; (ii) a letter from an independent financial adviser to the Independent Board Committee containing its advice to the Independent Board Committee and the Independent Shareholders on the JV Agreement; (iii) recommendation of the Independent Board Committee in respect of the JV Agreement; and (iv) a notice of the SGM will be despatched to the Shareholders within 21 days of this announcement.

At the request of the Company, trading in the Shares was suspended on the Stock Exchange with effect from 9:30 a.m. on 19 April 2006 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares on the Stock Exchange with effect from 9:30 a.m. on 20 April 2006.

The Board is pleased to announce that Classictime, a wholly-owned subsidiary of the Company, and Dr. Choi entered into the JV Agreement for the establishment of the JV Co. on 18 April 2006. The JV Co. will be principally engaged in the business of healthcare and medical checks in the PRC. Pursuant to the JV Agreement, the JV Co. is to be owned as to 30% by Dr. Choi and as to 70% by the Group. The total investment of the Group in the JV Co. amounts to HK$21,000,000, representing 70% of the issued share capital of the JV Co.. The JV Co. is proposed to be renamed as Town Health Medical Technology (China) Company Limited (康健醫療科技（中國）有限公司).

Principal terms of JV Agreement

Date:	18 April 2006
Parties:	Classictime Dr. Choi
Business:	Business of healthcare and medical checks in the PRC
Total investment amount:	HK$30,000,000
Registered capital:	HK$21,000,000 will be contributed by Classictime and HK$9,000,000 will be contributed by Dr. Choi. Such capital contribution by Classictime will be funded by internal resources of the Group
Term:	The agreement shall continue in full force and effect until the Company shall be wound up or otherwise cease to exist as a separate corporate existing

The terms of the JV Agreement have been arrived at after arm's length negotiations between Classictime and Dr. Choi and are considered by the Board (including independent non-executive Directors) to be fair and reasonable and in the interest of the Company and the Shareholders as a whole.

Conditions

Completion of the JV Agreement is conditional upon:

(1) the passing by the Independent Shareholders at the SGM of an ordinary resolution by way of poll to approve the JV Agreement and the transactions contemplated thereunder; and

(2) all necessary consents and approvals required to be obtained on the part of Classictime and, Dr. Choi in respect of the JV Agreement and the transactions contemplated thereby having been obtained.

If any of the conditions set out above have not been satisfied on or before 12:00 noon on 30 June 2006, or such later date as the parties hereto may agree, the JV Agreement shall cease and determine and neither party shall have any obligations and liabilities hereunder save for any antecedent breaches of the terms hereof. All the conditions above are incapable of being waived by the parties. Upon completion of the JV Agreement, Classictime and Dr. Choi will fulfill their obligation by contributing HK$21,000,000 and HK$9,000,000 respectively to the JV Co..

Reasons for the formation of the JV Co.

The Group is principally engaged in the manufacturing and sales of garment in the PRC. Following completion of the subscription of new Shares by Central View International Limited and issue of the convertible notes of the Company to Top Act Group Limited on 23 February 2006 (*Please refer to the Company's announcement dated 9 December 2005 for further details of the transactions*), the Group has commenced establishment of a new centre for the provision of the health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services in Hong Kong.

In view of the public becoming more health conscious in recent years, the Board considers that there is likely a demand for health-related services in the PRC in which there is a massive population. The Directors believe that by establishing the JV Co. with Dr. Choi, the Group can leverage the personal network of Dr. Choi in the PRC on seeking opportunities to launch the business of healthcare and medical checks in the PRC. The Board considers that the establishment of the JV Co. is consistent with the Company's strategy for the expansion of its health check business. The Board (including independent non-executive Directors) considers that the JV Agreement is on a normal commercial terms and fair and reasonable and the formation of the JV Co. is in the interest of the Company and the Shareholders as a whole.

The Company intends to finance its total capital commitment pursuant to the JV Agreement of approximately HK$21,000,000 by internal resources. In the event that there is any further funding need for the JV Co., especially upon any upcoming business opportunities, the JV Co, will procure shareholders to provide additional necessary funding for the JV Co.. Under such circumstance, the Company will comply with the relevant provisions of the Listing Rules and further announcement(s) will be made when appropriate.

Listing Rules implications

Given that Dr. Choi is an associate (as defined under the Listing Rules) of Ms. Choi Ka Yee, Crystal, a connected person of the Company, the formation of the JV Co. constitutes (i) a connected transaction on the part of the Company and is subject to reporting, announcement and Independent Shareholders' approval requirements pursuant to Chapter 14A of the Listing Rules; and (ii) a discloseable transaction on the part of the Company and is subject to the disclosure requirements pursuant to Chapter 14 of the Listing Rules. Ms. Choi Ka Yee, Crystal, who is a daughter of Dr. Choi and also a shareholder and director of the Company, is required to abstain from voting on the resolution in respect of the JV Agreement at the SGM.

A circular containing, among other things, (i) details of the JV Agreement; (ii) a letter from an independent financial adviser to the Independent Board Committee containing its advice to the Independent Board Committee and the Independent Shareholders on the JV Agreement; (iii) recommendation of the Independent Board Committee in respect of the JV Agreement; and (iv) a notice of the SGM will be despatched to the Shareholders within 21 days of this announcement.

General

As at the date of this announcement, the Board comprises four executive directors, namely Mr. Chi Chi Hung, Kenneth, Mr. Cho Kwai Yee, Kevin, Ms. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive directors namely Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lau Man Tak.

Suspension and resumption of trading

At the request of the Company, trading in the Shares was suspended on the Stock Exchange with effect from 9:30 a.m. on 19 April 2006 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares on the Stock Exchange with effect from 9:30 a.m. on 20 April 2006.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"associate"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of directors of the Company
"Classictime"	Classictime Investments Limited, an indirect wholly-owned subsidiary of the Company
"Company"	Town Health Medical Technology Holdings Company Limited, a company incorporated in Bermuda with limited liability and the issued Shares of which are listed on the Stock Exchange
"connected person"	has the meaning ascribed thereto in the Listing Rules
"Directors"	directors of the Company
"Dr. Choi"	Dr. Francis Choi Chee Ming, J.P.
"Group"	the Company together with its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC

* *For identification purpose only*

"Independent Board Committee"	an independent committee of the Board comprising all the independent non-executive directors of the Company, namely, Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lau Man Tak
"Independent Shareholder(s)"	shareholders of the Company who are not interested or involved in the JV Agreement
"JV Agreement"	a subscription agreement entered into on 18 April 2006 between the Dr. Choi and Classictime in relation to the formation of the JV Co.
"JV Co."	Dynamic Effort Holdings Limited, a company incorporated in the British Virgin Islands with limited liability to be owned as to 30% by Dr. Choi and as to 70% by the Classictime. The JV Co. is proposed to be renamed as Town Health Medical Technology (China) Company Limited (康健醫療科技(中國)有限公司)
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC"	the People's Republic of China
"SGM"	a special general meeting of the Company to be convened to approve, amongst other things, the JV Agreement
"Share(s)"	share(s) of a par value of HK$0.01 in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"%"	per cent.

By order of the board of directors of
Town Health Medical Technology Holdings Company Limited
Chi Chi Hung, Kenneth
Chairman

Hong Kong, 19 April 2006

"Please also refer to the published version of this announcement in China Daily."

TOWN HEALTH MEDICAL TECHNOLOGY HOLDINGS COMPANY LIMITED
(康健醫療科技控股有限公司)*

(Incorporated in Bermuda with limited liability)
(Stock Code: 397)

NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS – LEASING OF PROPERTY

LEASING OF PROPERTY

The Board announces that HK Health Check Centre, a wholly-owned subsidiary of the Company, and Majestic Centre Limited entered into the conditional tenancy agreement with dated 29 March 2006 (as supplemented by a supplemental tenancy agreement dated 26 April 2006), pursuant to which Majestic Centre Limited agreed to lease the Leased Property to HK Health Check Centre for an initial term of two years and ten months from the 1 June 2006 to 31 March 2009 (both day inclusive).

LISTING RULES IMPLICATIONS AND THE SGM

The landlord, Majestic Centre Limited, is a company engaged in property investment. Ms. Choi Ka Yee, Crystal and her associates (as defined under the Listing Rules) are interested in 50% of Majestic Centre Limited. Given that Ms. Choi Ka Yee, Crystal, who is a Director and is interested in 100,000,000 Shares, representing approximately 8.62% of the existing issue share capital of the Company, is a connected person (as defined under the Listing Rules) of the Company, the Tenancy Agreement constitutes a non-exempt continuing connected transactions on the part of the Company under the Listing Rules, which is continuous in nature and was entered into in the ordinary course of business of the Group, and the Tenancy Agreement (including the Caps) is subject to reporting, announcement and Independent Shareholders' approval requirements pursuant to Rule 14A.35 of the Listing Rules. Ms. Choi Ka Yee, Crystal, who is a connected person (as defined under the Listing Rules) of the Company and has an interest in Majestic Centre Limited or her associates (as defined under the Listing Rules), is required to abstain from voting on the resolution in respect of the Tenancy Agreement at the SGM. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the Tenancy Agreement.

* *For identification purpose only.*

A circular containing, among other things, (i) details of the Tenancy Agreement; (ii) a letter from an independent financial adviser to the Independent Board Committee containing its advice to the Independent Board Committee and the Independent Shareholders on the Tenancy Agreement; (iii) recommendation of the Independent Board Committee in respect of the Tenancy Agreement; and (iv) a notice of the SGM will be despatched to the Shareholders as soon as possible.

LEASING OF PROPERTY

The Board announces that HK Health Check Centre, a wholly-owned subsidiary of the Company, and Majestic Centre Limited entered into the conditional tenancy agreement dated 29 March 2006 (as supplemented by a supplemental tenancy agreement dated 26 April 2006), pursuant to which Majestic Centre Limited agreed to lease the Leased Property to HK Health Check Centre for an initial term of two years and ten months from the 1 June 2006 to 31 March 2009 (both day inclusive).

Principal terms of the Tenancy Agreement

Date	:	29 March 2006 (as supplemented by a supplemental tenancy agreement dated 26 April 2006)
Parties	:	Majestic Centre Limited (大華中心有限公司) (as landlord) HK Health Check Centre (as tenant)
Leased Property	:	The whole floor of basement 2 of Majestic Centre, 348 Nathan Road, Kowloon, Hong Kong with a gross area of approximately 20,000 sq.ft.
Term	:	Two years and ten months commencing from 1 June 2006 to 31 March 2009 (both days inclusive)
Rental	:	
1 June 2006 – 31 August 2006 (Rent-free period)		HK$142,529.50 per month (Note: No rent will be charged for the period of three (3) months from the 1st June 2006 to the 31st August 2006. During such rent free period, HK Health Check Centre shall pay the rates, government rent, air-conditioning charges, management fee and promotion levy and all other outgoings in respect of the premises at a total amount of HK$142,529.50 per month)
1 September 2006 – 31 March 2009		HK$300,000 per month (inclusive of rates, government rent, air-conditioning charges and management fee) payable in advance on the 1st day of each calendar month without any deductions. The rent was determined after taking into account the rental price of the properties in the vicinity to the Leased Property.

Conditions

The Tenancy Agreement is conditional upon the passing by the Independent Shareholders at the SGM by way of poll of an ordinary resolution approving the Tenancy Agreement on or before the commencement of the term of the Tenancy Agreement (i.e. 1 June 2006).

Maximum aggregate annual value for the Lease

The annual amount payable by the Group to Majestic Centre Limited under the Tenancy Agreement for each of the three financial years ending 31 March 2009 will be approximately HK$2,527,588.50, HK$3,600,000, and HK$3,600,000 respectively. The Caps are subject to Independent Shareholders' vote at the SGM.

Reasons for the Lease

The Group is principally engaged in the manufacturing and sales of garment in the PRC. Following completion of the subscription of new Shares by Central View International Limited and issue of the convertible notes of the Company to Top Act Group Limited on 23 February 2006, the Group has commenced establishment of a new centre for the provision of the health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services in Hong Kong.

Given the Leased Property being situated at a location with high density of population, the Directors consider that the Leased Property is a suitable place for running such centre. By entering into the Tenancy Agreement, the Group will be able to use the Leased Property for the establishment of the new health check centre. The terms of the Tenancy Agreement were determined after arm's length negotiations between the tenant and the landlord. The Directors (including the independent non-executive Directors consider that the terms of the Tenancy Agreement are fair and reasonable and in the interest of the Company and the Shareholders as a whole.

Listing Rules implications and the SGM

The landlord, Majestic Centre Limited, is a company engaged in property investment. Ms. Choi Ka Yee, Crystal and her associates (as defined under the Listing Rules) are interested in 50% of Majestic Centre Limited. Given that Ms. Choi Ka Yee, Crystal, who is a Director and is interested in 100,000,000 Shares, representing approximately 8.62% of the existing issue share capital of the Company, is a connected person (as defined under the Listing Rules) of the Company, the Tenancy Agreement constitutes a non-exempt continuing connected transactions on the part of the Company under the Listing Rules, which is continuous in nature and was entered into in the ordinary course of business of the Group, and the Tenancy Agreement (including the Caps) is subject to reporting, announcement and Independent Shareholders' approval requirements pursuant to Rule 14A.35 of the Listing Rules. Therefore, the Tenancy Agreement and the Caps are subject to approval by the Independent Shareholders at the SGM where any Shareholder with a material interest in the Tenancy Agreement will be required to abstain from voting on the resolution in respect of the Tenancy Agreement and the transactions contemplated thereunder. Ms. Choi Ka Yee, Crystal, who is a connected person (as defined under the Listing Rules) of the Company and has an interest in Majestic Centre

Limited, or her associates (as defined under the Listing Rules), is required to abstain from voting on such resolution at the SGM. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the Tenancy Agreement.

A circular containing, among other things, (i) details of the Tenancy Agreement; (ii) a letter from an independent financial adviser to the Independent Board Committee containing its advice to the Independent Board Committee and the Independent Shareholders on the Tenancy Agreement; (iii) recommendation of the Independent Board Committee in respect of the Tenancy Agreement; and (iv) a notice of the SGM will be despatched to the Shareholders as soon as possible.

GENERAL

As at the date of this announcement, the Board comprises four executive directors, namely Mr. Chi Chi Hung, Kenneth, Mr. Cho Kwai Yee, Kevin, Ms. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive directors namely Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lau Man Tak.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"associate"	has the meaning ascribed to it under the Listing Rule
"Board"	the board of Directors
"Caps"	the annual amount payable by the Group to Majestic Centre Limited under the Tenancy Agreement for each of the three financial years ending 31 March 2009, being HK$2,527,588.50, HK$3,600,000, and HK$3,600,000 respectively
"Company"	Town Health Medical Technology Holdings Company Limited, a company incorporated in Bermuda with limited liability and the issued Shares of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"HK Health Check Centre"	Hong Kong Health Check Centre Limited, a company incorporated in Hong Kong with limited liability, which is an indirect wholly owned subsidiary by the Company

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	an independent committee of the Board, comprising the three independent non-executive Directors, namely Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lau Man Tak
"Independent Shareholders"	Shareholders who are not interested or involved in the Tenancy Agreement
"Lease"	the leasing of the Leased Property under the terms of the Tenancy Agreement
"Leased Property"	the whole floor of basement 2 of Majestic Centre, 348 Nathan Road, Kowloon, Hong Kong with a gross area of approximately 20,000 sq. ft..
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China which for the purpose of this announcement, excludes Hong Kong, Macau Special Administrative Region and Taiwan
"SGM"	the special general meeting of the Company to be held for the purpose of approving the Tenancy Agreement
"Share(s)"	share(s) of a par value of HK$0.01 in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Tenancy Agreement"	the conditional tenancy agreement dated 29 March 2006 (as supplemented by a supplemental tenancy agreement dated 26 April 2006), entered into between Hong Kong Health Check Centre Limited and Majestic Centre Limited regarding the Lease

"sq. ft."	square feet
"%"	per cent.

By order of the board of directors of
Town Health Medical Technology Holdings Company Limited
Chi Chi Hung, Kenneth
Chairman

Hong Kong, 26 April 2006

"Please also refer to the published version of this announcement in China Daily."

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities mentioned herein.

TOWN HEALTH MEDICAL TECHNOLOGY HOLDINGS COMPANY LIMITED

(康健醫療科技控股有限公司)*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

MONTHLY ANNOUNCEMENT IN RESPECT OF THE CONVERTIBLE NOTES I

Reference is made to the Company's announcements dated 6 March 2006 and 7 April 2006 (the "Announcements"). The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I.

Reference is made to the Company's announcements dated 6 March 2006 and 7 April 2006 (the "Announcements"). The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I. Unless the context herein otherwise requires, terms used in this announcement shall have the same meanings as in the Announcements.

The Directors would like to report that no conversion of the Convertible Notes I had been made by the holders thereof during the month of April 2006.

Information regarding the total issued share capital of the Company as at 1 April 2006 and 30 April 2006 are set out below:

	Issued Share Capital *HK$*	Number of Shares
As at 1 April 2006	11,595,168.53	1,159,516,853
As at 30 April 2006	11,595,168.53	1,159,516,853

This announcement is only released through the web-site of The Stock Exchange of Hong Kong Limited and no publication in the newspapers is made.

At the date of this announcement, the Board comprises four executive directors, namely Mr. Chi Chi Hung, Kenneth, Mr. Cho Kwai Yee, Kevin, Ms. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive directors namely Mr. Chan Chi Yuen, Mr. Chun Jay and Mr. Lau Man Tak.

By order of the Board
Town Health Medical Technology Holdings Company Limited
Siu Kam Chau
Director

Hong Kong, this 2nd day of May, 2006

* *For identification purpose only*

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Town Health Medical Technology Holdings Company Limited (康健醫療科技控股有限公司*), you should at once hand this circular and the enclosed form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

TOWN HEALTH MEDICAL TECHNOLOGY HOLDINGS COMPANY LIMITED
(康健醫療科技控股有限公司*)

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

DISCLOSEABLE AND CONNECTED TRANSACTION – FORMATION OF A JOINT VENTURE COMPANY

Independent financial adviser to
Town Health Medical Technology Holdings Company Limited

AMS Corporate Finance Limited

A notice convening a special general meeting of Town Health Medical Technology Holdings Company Limited to be held at Shop No. 3, Level 3, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong at 9:00 a.m. on Monday, 29 May 2006 is set out from pages 24 to 25 of this circular. A form of proxy for use at the special general meeting is also enclosed. Such form of proxy is also published on the website of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk).

Whether or not you are able to attend the meeting, please complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the Company's branch share registrar in Hong Kong, Tengis Limited, at 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting if they so wish.

10 May 2006

* *for identification purposes only*

In this circular, the following expressions have the meanings set out below unless the context requires otherwise:

"AMS"	AMS Corporate Finance Limited, a licensed corporation under the SFO to conduct types 4 (advising on securities), 6 (advising on corporate finance) and 9 (asset management) regulated activities under the SFO and the independent financial adviser appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the JV Agreement
"Announcement"	the announcement dated 19 April 2006 made by the Company containing, amongst other things, the details of the JV Agreement
"associate"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of directors of the Company
"Classictime"	Classictime Investments Limited, an indirect wholly-owned subsidiary of the Company
"Company"	Town Health Medical Technology Holdings Company Limited, a company incorporated in Bermuda with limited liability and the issued Shares of which are listed on the Stock Exchange
"connected person"	has the meaning ascribed thereto in the Listing Rules
"Directors"	directors of the Company
"Dr. Choi"	Dr. Francis Choi Chee Ming, J.P.
"Group"	the Company together with its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	an independent committee of the Board comprising all the independent non-executive directors of the Company, namely, Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lau Man Tak

"Independent Shareholder(s)"	shareholders of the Company who are not interested or involved in the JV Agreement
"JV Agreement"	a subscription agreement entered into on 18 April 2006 between Dr. Choi and Classictime in relation to the formation of the JV Co.
"JV Co."	Dynamic Effort Holdings Limited, a company incorporated in the British Virgin Islands with limited liability to be owned as to 30% by Dr. Choi and as to 70% by the Classictime. The JV Co. is proposed to be renamed as Town Health Medical Technology (China) Company Limited (康健醫療科技(中國)有限公司)
"Latest Practicable Date"	8 May 2006, being the latest practicable date for ascertaining certain information contained in this circular
"Last Trading Date"	18 April 2006, being the last trading date prior to the suspension of trading in the Shares before the date of the Announcement
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China which for the purpose of this circular shall exclude Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"SGM"	a special general meeting of the Company to be convened and held to approve the JV Agreement and the transactions contemplated thereunder
"Share(s)"	share(s) of a par value of HK$0.01 in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Tenancy Agreement"	the conditional tenancy agreement dated 29 March 2006 (as supplemented by a supplemental tenancy agreement dated 26 April 2006), entered into between Hong Kong Health Check Centre Limited and Majestic Centre Limited regarding the Lease. Please refer to the Company's announcement dated 26 April 2006 for further details of the transaction
"US$"	United States dollars, the lawful currency of the United States of America
"sq. ft."	square feet
"%"	per cent.

TOWN HEALTH MEDICAL TECHNOLOGY HOLDINGS COMPANY LIMITED

(康健醫療科技控股有限公司*)

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

Executive Directors:
Mr. Chi Chi Hung, Kenneth *(Chairman)*
Mr. Cho Kwai Yee, Kevin
Ms. Choi Ka Yee, Crystal
Mr. Siu Kam Chau

Independent non-executive Directors:
Mr. Chun Jay
Mr. Chan Chi Yuen
Mr. Lau Man Tak

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal Place of Business in Hong Kong:
Shop 2B & 2C, Level 1
Hilton Plaza Commercial Centre
3-9 Shatin Centre Street
Shatin, New Territories
Hong Kong

10 May 2006

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTION – FORMATION OF JOINT VENTURE COMPANY

INTRODUCTION

On 19 April 2006, the Board announced that Classictime, a wholly-owned subsidiary of the Company, entered into the JV Agreement with Dr. Choi, an associate of a connected person of the Company, for the formation of a JV Co. on 18 April 2006. Pursuant to the JV Agreement, the JV Co. will be owned by Dr. Choi and the Group as to 30% and 70% respectively. The total investment of the Group in the JV Co. amounts to HK$21,000,000, representing 70% of the issued share capital of the JV Co.. The JV Co. is proposed to be renamed as Town Health Medical Technology (China) Company Limited (康健醫療科技(中國)有限公司).

The purpose of this circular is to provide the Shareholders with information on the JV Agreement in respect of the resolution will be proposed at the SGM.

* *for identification purposes only*

In addition, this circular also contains, among other things, (i) recommendation of the Independent Board Committee in respect of the JV Agreement; (ii) a letter from AMS, the independent financial adviser to the Independent Board Committee containing its advice to the Independent Board Committee and the Independent Shareholders in connection with the JV Agreement; and (iii) a notice to the Shareholders of the SGM at which the above-mentioned resolution will be proposed.

PRINCIPAL TERMS OF THE JV AGREEMENT

Date:	18 April 2006
Parties:	Classictime
	Dr. Choi
Business:	Business of healthcare and medical checks in the PRC
Total investment amount:	HK$30,000,000
Registered capital:	HK$21,000,000 will be contributed by Classictime and HK$9,000,000 will be contributed by Dr. Choi. Such capital contribution by Classictime will be funded by internal resources of the Group or, if necessary, banking facilities from a financial institution in Hong Kong
Term:	The JV Agreement shall continue in full force and effect until the JV Co. shall be wound up or otherwise cease to exist as a separate corporate existing

The terms of the JV Agreement have been arrived at after arm's length negotiations between Classictime and Dr. Choi and are considered by the Board (including independent non-executive Directors) to be fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Conditions

Completion of the JV Agreement is conditional upon:

(1) the passing by the Independent Shareholders at the SGM of an ordinary resolution by way of poll to approve the JV Agreement and the transactions contemplated thereunder; and

(2) all necessary consents and approvals required to be obtained on the part of Classictime and, Dr. Choi in respect of the JV Agreement and the transactions contemplated thereby having been obtained.

If any of the conditions set out above have not been satisfied on or before 12:00 noon on 30 June 2006, or such later date as the parties hereto may agree, the JV Agreement shall cease and determine and neither party shall have any obligations and liabilities hereunder save for any antecedent breaches of the terms hereof. All the conditions above are incapable of being waived by the parties to the JV Agreement. Upon completion of the JV Agreement, Classictime and Dr. Choi will fulfill their obligations by contributing HK$21,000,000 and HK$9,000,000 respectively to the JV Co..

REASONS FOR THE FORMATION OF THE JV CO.

The Group is principally engaged in the manufacturing and sales of garment in the PRC. Following completion of the subscription of new Shares by Central View International Limited and issue of the convertible notes of the Company to Top Act Group Limited on 23 February 2006, the Group has commenced establishment of a new centre for the provision of the health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services in Hong Kong.

In view of the public becoming more health conscious in recent years, the Board considers that there is likely a demand for health-related services in the PRC in which there is a massive population. The Directors believe that by establishing the JV Co. with Dr. Choi, the Group can leverage the personal network of Dr. Choi in the PRC on seeking opportunities to launch the business of healthcare and medical checks in the PRC. The Board considers that the establishment of the JV Co. is consistent with the Company's strategy for the expansion of its health check business. The Board (including independent non-executive Directors) considers that the JV Agreement is on a normal commercial terms and fair and reasonable and the formation of the JV Co. is in the interest of the Company and the Shareholders as a whole.

FINANCIAL AND FUTURE PROSPECTS

Following the fund raising activities by issuing convertible notes of the Company to Top Act Group Limited and subscription of new Shares by Central View International Limited on 23 February 2006, the financial position of the Group is strengthened in all aspects and will enable the Group to establish a new centre for the provision of the health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services in Hong Kong.

Given the increase of public awareness of the importance of health and the average of the people's life expectancy in Hong Kong and PRC, the Board is optimistic on the Group's future growth prospects in health care business.

FINANCIAL EFFECT ON FORMATION OF THE JV CO.

Upon completion of the JV Agreement, the contribution of HK$21,000,000, representing 70% of the issued share capital of the JV Co., will be financed by the internal resource of Group or, if necessary, banking facilities from a financial institution in Hong Kong. Since the Company will become a holding company of the JV Co., the financial statements of JV Co. will be consolidated into the Group as a subsidiary.

POLL PROCEDURE

According to clause 70 of the Bye-laws, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(a) by the chairman of the meeting; or

(b) by at least three Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) by any Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(d) by any Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and holding Shares in the Company conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

LISTING RULES IMPLICATIONS AND THE SGM

Given that Dr. Choi is an associate (as defined under the Listing Rules) of Ms. Choi Ka Yee, Crystal, a connected person of the Company, the formation of the JV Co. constitutes (i) a connected transaction on the part of the Company and is subject to reporting, announcement and Independent Shareholders' approval requirements pursuant to Chapter 14A of the Listing Rules; and (ii) a discloseable transaction on the part of the Company and is subject to the disclosure requirements pursuant to Chapter 14 of the Listing Rules. Ms. Choi Ka Yee, Crystal, who is a daughter of Dr. Choi and also a shareholder and director of the Company, is required to abstain from voting on the resolution in respect of the JV Agreement at the SGM.

There is set out from pages 24 to 25 of this circular a notice convening the SGM to be held at Shop No. 3, Level 3, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong, at 9:00 a.m. on Monday, 29 May 2006, at which a resolution will be proposed to the Shareholders to approve, among other things, the JV Agreement.

A form of proxy for use at the SGM is enclosed. If Shareholders are not able to attend the SGM in person, they are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company's branch share registrar in Hong Kong, Tengis Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible but in any event not less than 48 hours before the time for holding of the SGM or any adjournment thereof. Return of the form of proxy will not preclude Shareholders from attending and voting in person at the SGM should they so wish.

RECOMMENDATION

The Independent Board Committee has been set up to consider the terms of the JV Agreement and the transactions contemplated thereunder. AMS has been appointed to advise the Independent Board Committee and the Independent Shareholders regarding the terms of the JV Agreement and the transactions contemplated thereunder.

AMS considers that the formation of a JV Co. is in the interests of the Company and its Shareholders as a whole and the terms and conditions of the JV Agreement are fair and reasonable insofar as the Independent Shareholders are concerned. The text of the letter of advice from AMS containing its advice and the principal factors and reasons it has taken into consideration in arriving at its advice are set out from pages 11 to 16 of this circular.

The Independent Board Committee, having taken into account the advice of AMS, considers that the terms of the JV Agreement are fair and reasonable insofar as the Independent Shareholders are concerned. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the SGM to approve the JV Agreement and the transactions contemplated thereunder. The text of the letter from the Independent Board Committee is set out at page 10 of this circular.

The Directors consider that the entering into of the JV Agreement are on normal commercial terms and in the ordinary and usual course of business, and the terms of which are fair and reasonable so far as the Company and the Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole.

GENERAL INFORMATION

Your attention is drawn to the additional information set out in the Appendix to this circular.

Yours faithfully
By Order of the Board
Town Health Medical Technology Holdings Company Limited
Chi Chi Hung, Kenneth
Chairman

TOWN HEALTH MEDICAL TECHNOLOGY HOLDINGS COMPANY LIMITED

(康健醫療科技控股有限公司*)

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

10 May 2006

To the Independent Shareholders

Dear Sir or Madam,

We have been appointed as the Independent Board Committee to advise you in connection with the terms of the JV Agreement. Details of which are set out in the letter from the Board contained in the circular to the Shareholders dated 10 May 2006 (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

Having considered the terms of the JV Agreement and the advice of AMS in relation thereto as set out from pages 11 to 16 of the Circular, we are of the view that the JV Agreement and the terms thereof, viewed as a whole, are fair and reasonable and are in the interest of the Company and the Independent Shareholders as a whole.

Accordingly, we recommend the Independent Shareholders to vote in favour of the resolution to be proposed at the SGM to approve the JV Agreement and the transactions contemplated thereunder.

Yours faithfully,
For and on behalf of the Independent Board Committee

Mr. Chun Jay	**Mr. Chan Chi Yuen**	**Mr. Lau Man Tak**
Independent non-executive Director	*Independent non-executive Director*	*Independent non-executive Director*

* *for identification purposes only*

博資財務顧問有限公司
AMS Corporate Finance Limited

20th Floor
Hong Kong Diamond Exchange Building
8-10 Duddell Street
Central
Hong Kong

10 May 2006

To the Independent Board Committee and
the Independent Shareholders of
Town Health Medical Technology Holdings Company Limited

Dear Sirs,

DISCLOSEABLE AND CONNECTED TRANSACTION

We refer to our appointment as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the JV Agreement, details of which have been set out in the circular to the Shareholders dated 10 May 2006 (the "Circular"), of which this letter forms part. This letter contains our advice to the Independent Board Committee and the Independent Shareholders in respect of the JV Agreement. Unless otherwise stated, terms used in this letter have the same meanings as those defined in the Circular.

On 19 April 2006, the Company announced that Classictime, which is a wholly-owned subsidiary of the Company, entered into the JV Agreement with Dr. Choi for establishing a joint venture between the parties to engage in the business of healthcare and medical checks in the PRC (i.e. the JV Co.). Pursuant to the JV Agreement, the JV Co. will be owned by the Group and Dr. Choi as to 70% and 30%, respectively, and the total investment of the Group, representing 70% of the registered capital of the JV Co., amounts to HK$21,000,000, which exceeds the relevant thresholds set out in the Listing Rules. Since Dr. Choi is an associate of Ms. Choi Ka Yee, Crystal (who is an executive Director and interested in 100,000,000 Shares, representing approximately 8.62% of the issued share capital of the Company), Dr. Choi is a connected person of the Company under the Listing Rules. Accordingly, the formation of the JV Co. constitutes a discloseable and connected transaction of the Company under the Listing Rules and is subject to, among others, the approval of the Independent Shareholders at a general meeting of the Company. In this connection, Ms. Choi Ka Yee, Crystal and her associates (as defined under the Listing Rules) are required to abstain from voting on the resolution in respect of the JV Agreement at the SGM.

An Independent Board Committee, comprising all the independent non-executive Directors, namely Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lau Man Tak, has been formed to advise the Independent Shareholders as to whether the formation of the JV Co. is in the interests of the Company and the Shareholders as a whole and the terms of the JV Agreement are fair and reasonable so far as the Independent Shareholders are concerned. We have been appointed to advise the Independent Board Committee and the Independent Shareholders as to i) whether or not the formation of the JV Co. is in the interests of the Company and the Shareholders as a whole; ii) whether or not the terms of the JV Agreement are fair and reasonable so far as the Independent Shareholders are concerned; and iii) how the Independent Shareholders should vote in respect of the resolution to approve the JV Agreement and the transactions contemplated thereunder at the SGM. Notwithstanding that we will receive advisory fee from the Company in respect of our appointment as the independent financial adviser to the Independent Board Committee and the Independent Shareholders, we are independent from the Company.

In formulating our opinion, we have relied on the statements, information, opinions and representations contained in the Circular and the information and representations provided to us by the Company and the Directors. We have assumed that all information, representations and opinions contained or referred to in the Circular, which have been provided by the Company and the Directors and for which they are solely and wholly responsible, were true and accurate at the time they were made and continue to be so at the date hereof. We have no reason to believe that any information and representations relied on by us in forming our opinion is untrue, inaccurate or misleading, nor are we aware of any material facts the omission of which would render the information provided and the representations made to us untrue, inaccurate or misleading. The Directors have confirmed, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in the Circular have been arrived at after due and careful consideration and there are no other facts or representations the omission of which would make any statement in the Circular, including this letter, misleading. We consider that we have reviewed sufficient information which enables us to form a reasonable basis for our opinion. We also consider that we have performed all reasonable steps as required under Rule 13.80 of the Listing Rules to ascertain the reliability of the information provided to us and to form our opinion. We have not, however, conducted any independent verification of the information provided, nor have we carried out any in-depth investigation into the business and affairs of the Group or the prospects of the market in which it operates.

PRINCIPAL FACTORS CONSIDERED

In formulating our opinion regarding the JV Agreement, we have taken into consideration the following principal factors:

1. Background of and reasons for entering into the JV Agreement

The Group is principally engaged in the manufacture and sales of garment in the PRC. Following completion of the subscription of new Shares by Central View International Limited and the issue of convertible notes of the Company to Top Act Group Limited on 23 February 2006 (details of which were stated in the Company's

circular of 20 January 2006, the "Subscription Circular"), the Group has commenced establishment of a health centre for the provision of health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services in Hong Kong. Furthermore, the Company has changed its name from "Starbow Holdings Limited" to "Town Health Medical Technology Holdings Company Limited" with effect from 27 February 2006.

As noted in the Company's announcement of 24 March 2006 and in connection with the establishment of a health centre in Hong Kong, the Group has entered into a conditional purchase agreement with a supplier of medical equipment to acquire certain medical equipment for a total consideration of HK$54.8 million. As further noted in the Company's announcement of 26 April 2006 in relation to a tenancy agreement, the Group has conditionally agreed to lease the whole basement floor of an office building in Hong Kong with a gross floor area of about 20,000 sq. ft. for the period from 1 June 2006 to 31 March 2009, and the Group intends to operate such leased premises as a health centre in Hong Kong.

As noted in the Letter from the Board, having considered the public awareness of health consciousness in recent years and the massive population of the PRC, the Board is of the view that there is likely a demand for health-related services in the PRC. The Directors consider that the formation of the JV Co. is consistent with the Company's strategy for the expansion of its health care business. Through the establishment of the JV Co., the Directors believe that the Group will be able to leverage the personal network of Dr. Choi in the PRC on seeking opportunities to launch the business of healthcare and medical checks in the PRC. Accordingly, the Directors consider that the formation of the JV Co. is in the interests of the Company and the Shareholders as a whole.

In view of the latest business development of the Group as mentioned above, it is evident that the Company has committed itself to the health care business. Given that the JV Co. is intended to be engaged in the healthcare business in the PRC, we are of the view that the formation of the JV Co. is consistent with the business pursuit of the Company and is therefore in the interests of the Company and the Shareholders as a whole.

2. Business prospects of the JV Co.

As mentioned above, the Group intends to leverage the personal network of Dr. Choi in the PRC on seeking opportunities to launch the business of healthcare and medical checks in the PRC. We understand from the Company that as at the Latest Practicable Date, the Group did not have any concrete plan as to the utilisation of the total investment of HK$30 million in the JV Co. which is subject to any business opportunities that may arise after their review and study of the PRC market. As such, we are not in a position to opine on any business plan that the JV Co may have in the future.

Based on the Statistical Communique of the PRC on the 2005 National Economic and Social Development (中華人民共和國二零零五年國民經濟和社會發展統計公報) (the "Statistical Communique") issued by the National Bureau of Statistics of China (中華人民共和國國家統計局), the annual per capita disposable income of the PRC city residents grew from approximately RMB4,283 (approximately HK$4,118) to RMB10,493 (approximately HK$10,089) from 1995 till 2005, representing 145% increase in ten years and an average annual growth rate of approximately 14%. As China has been experiencing a continuous and steady economic growth over the years and with rising personal income and spending power of the general public and improving living standard in China, people are becoming more health-conscious and are more willing to spend on medical and health related services. For instance, according to the information published by the National Bureau of Statistics of China, medicine and medical services accounted for only 2.01% of the per capita annual living expenditures of urban households in 2000 which grew to approximately 7.35% in 2004.

On the other hand, according to the Statistical Communique, the total population in China reached 1.307 billion at the end of 2005 with an average annual growth rate of approximately 1% over the years from 1990 to 2005. In addition, China has been facing the problem of aging population since the introduction of the one-child policy in the 1970's. In 1990, the number of people of age over 65 in China accounted for about 5.57% of the total population and increased to 6.96% in 2000. At the end of 2005, the population of such age group exceeded 100 million and accounted for 7.7% of the total population.

Given the aging of population in China coupled with the growing health-consciousness of the Chinese city residents as indicated by the increase in their spending on medical services, we concur with the Directors' view that there is likely a demand for health-related services in the PRC. Through the establishment of the JV Co., the Group is committed to explore the business opportunity in relation to the medical and health related services in the PRC. Accordingly, we consider that the entering into the JV Agreement is in the interests of the Company and the Shareholders as a whole.

3. Principal terms of the JV Agreement

As stated in the Letter from the Board, the terms of the JV Agreement have been arrived at after arm's length negotiations between Classictime and Dr. Choi. As advised by the Company, the JV Co. is a private company incorporated on 28 March 2006 in the British Virgin Islands with limited liability. The JV Co. has not allotted or issued any shares since its incorporation. Pursuant to the JV Agreement, the total investment for the JV Co. shall amount to HK$30,000,000, which will represent its registered capital and of which HK$21,000,000 and HK$9,000,000 will be contributed by Classictime and Dr. Choi, respectively. As the contribution amounts to be made by the Group and Dr. Choi are in the proportion of their respective shareholding interests in the registered capital of the JV Co. under the JV Agreement, we are of the view that the proposed investment of HK$21,000,000 by the Group, being 70% of the registered capital of the JV Co., has been arrived at on a fair and reasonable basis.

4. Profit sharing and board composition

We note that the JV Agreement has not specified any terms or clauses in respect of sharing of profits of the JV Co. or the eligible number of directors to be nominated to the board of the JV Co. by the joint venture partners. Nevertheless, as advised by the Company, it is the intention of the Group and Dr. Choi that they will be entitled to any distributable profits of the JV Co. in the proportion of their respective shareholdings of 70% and 30% in the JV Co. Similarly, the composition of the board of directors of the JV Co. will also be in line with the proportion of the respective shareholdings of the Group and Dr. Choi and, in any event, the Group will have the majority control over the board.

On the basis that the profit sharing ratio for, and the board composition of, the JV Co. will be in proportion to the respective share of capital contribution by the two partners to the JV Co., we are of the view that such proposed arrangements are fair and reasonable so far as the Company and the Independent Shareholders are concerned.

5. Financial effects of the JV Agreement

Upon completion of the JV Agreement, the JV Co. will become a 70%-owned subsidiary of the Company and its financial results will be consolidated with that of the Group. As the JV Co. is a newly formed company which has not yet had any business operation, there will be no immediate effect on the earnings of the Group upon the establishment of the JV Co.

Based on the unaudited condensed consolidated balance sheet of the Group as at 30 September 2005 set out in the Company's interim report for 2005, the Group had cash and bank balances of approximately HK$0.8 million as at 30 September 2005. As disclosed in the Subscription Circular and further advised by the Directors, the Company had raised a total of approximately HK$66.5 million from the issue of new Shares and convertible notes in February 2006. As mentioned above, the Group has entered into a conditional purchase agreement with a supplier of medical equipment to acquire certain medical equipment for a total consideration of HK$54.8 million in March 2006. As advised by the Company, the Group is currently negotiating with a financial institution in Hong Kong for additional banking facilities of not less than HK$20 million. Accordingly, the Group is expected to have cash and bank balances of approximately HK$32.5 million after obtaining such banking facilities. On this basis, the Company has confirmed that it will have sufficient internal resources to satisfy its obligation under the JV Agreement to contribute the investment cost of HK$21 million for the establishment of the JV Co.

Given that the Group will have cash and bank balances of approximately HK$32.5 million after obtaining the above-mentioned banking facilities, we are of the view that the Group will be able to contribute the investment cost of HK$21 million so as to satisfy its financial obligation under the JV Agreement.

RECOMMENDATION

Having considered the above principal factors and reasons, we are of the opinion that the entering into the JV Agreement is in the interests of the Company and the Shareholders as a whole and the terms of which are fair and reasonable so far as the Independent Shareholders are concerned. Therefore, we would advise the Independent Board Committee and the Independent Shareholders that the Independent Shareholders should vote in favour of the resolution to approve the JV Agreement and the transactions contemplated thereunder at the SGM.

Yours faithfully,
For and on behalf of
AMS Corporate Finance Limited
Jinny Mok
Director

1. RESPONSIBILITY STATEMENTS

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief collectively and individually there are no other facts the omission of which would make any statements in this circular misleading.

2. SHARE CAPITAL

(1) Authorised and issued share capital of the Company

The authorised and issued share capital of the Company as at the Latest Practicable Date were as follows:

Authorised:		*HK$*
30,000,000,000	Shares	300,000,000
Issued and fully paid:		
1,159,516,853	Shares	11,595,168.53

All existing Shares rank equally in all respects, including capital, dividends and voting rights. The Shares in issue are listed on the Stock Exchange.

As at the Latest Practicable Date, save for (i) the 100,000,000 Shares issued to Central View International Limited, a company which is wholly-owned by Ms. Choi Ka Yee, Crystal; and (ii) the 176,580,000 Shares issued to independent investors, no Share has been issued since 31 March 2005, being the end of the last financial year of the Company.

Save for the 1,463,414,634 Shares to be issued after full conversion of the conversion rights attached to the outstanding convertible note and the outstanding 44,760,000 Options, no share or loan capital of the Company or any member of the Group has been put under option or agreed conditionally or unconditionally to be put under option and no warrant, derivative or conversion right affecting the Shares has been issued or granted or agreed conditionally, or unconditionally to be issued or granted.

3. DISCLOSURE OF INTERESTS

(a) Directors' interests and short position in the securities of the Company and its associated corporations

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and

debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register maintained by the Company referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in the Listing Rules, to be notified to the Company and the Stock Exchange, were as follows:

Long position in Shares

Name of Director	Number of Shares held, capacity and nature of interest					Approximate percentage of the issued share capital of the Company as at the Latest Practicable Date
	Personal interest	Family interest	Corporate interest	Other interest	Total	
Ms. Choi Ka Yee, Crystal	-	-	100,000,000 *(Note (a))*	-	100,000,000	8.62%

Notes:

(a) Ms. Choi Ka Yee, Crystal is taken to be interested in those Shares in which Central View International Limited, a company which is wholly and beneficially owned by her, is interested.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including any interests and short positions which he/she was taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register maintained by the Company referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in the Listing Rules, to be notified to the Company and the Stock Exchange.

(b) Persons who have an interest or short position in the shares or underlying shares of the Company which is discloseable under Divisions 2 and 3 of Part XV of the SFO and substantial shareholders of the Company

Save as disclosed below, as at the Latest Practicable Date, none of the Company Directors or chief executives knew of any person (not being a director or chief executive of the Company) who had an interest or short position in Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or held any option in respect of such capital.

Name of Shareholder	Interest in Shares or underlying Shares *(Note 1)*	Approximate percentage of the issued share capital
Broad Idea International Limited *(Note 3)*	1,463,414,634 (L)	55.79 (L)
Mr. Cho Kwai Chee *(Note 3)*	1,463,414,634 (L)	55.79 (L)
Dr. Francis Choi Chee Ming *(Note 3)*	1,463,414,634 (L)	55.79 (L)
Top Act Group Limited *(Note 2)*	1,463,414,634 (L)	55.79 (L)
Town Health (BVI) Limited *(Note 2)*	1,463,414,634 (L)	55.79 (L)
Town Health International Holdings Company Limited *(Note 2)*	1,463,414,634 (L)	55.79 (L)
Lee Wai Man *(Note 4)*	300,188,825 (L)	25.89 (L)
Ma Siu Fong *(Note 4)*	300,188,825 (L)	25.89 (L)
Chu Yuet Wah *(Note 4)*	292,688,825 (L)	25.24 (L)
Kingston Securities Limited *(Note 4)*	292,688,825 (L)	25.24 (L)

Notes:

1. The interest is a long position in Shares.

2. Town Health International Holdings Company Limited, through its wholly-owned subsidiary Town Health (BVI) Limited, is taken to be interested in the underlying Shares in which Top Act Group Limited, a wholly-owned subsidiary of Town Health (BVI) Limited, holds an interest.

3. Dr. Francis Choi Chee Ming and Mr. Cho Kwai Chee own 49.9% and 50.1% beneficial interest in Broad Idea International Limited respectively. Broad Idea International Limited holds 51% of the issued share capital of Town Health International Holdings Company Limited. Dr. Francis Choi Chee Ming and Mr. Cho Kwai Chee are therefore taken to be interested in the underlying Shares in which Top Act Group Limited, the indirect wholly-owned subsidiary of Town Health International Holdings Company Limited, holds an interest.

4. These Shares represent the portion of the Shares to be placed by placing agent pursuant to the placing agreement dated 9 December 2005, to which the Kingston Securities Limited is deemed to be interested pursuant to the SFO. The placing agent is owned as to 49% by Ma Siu Fong and as to 51% by Chu Yuet Wah. The number specified represents (i) Kingston Securities Limited's interest in the 292,688,825 Shares to be placed by Kingston Securities Limited; and (ii) the 7,500,000 Shares beneficially owned by Mr. Lee Wai Man, Mr. Lee Wai Man is the husband of Ms. Ma Siu Fong. He is therefore deemed to be interested in the underlying Shares in which Ms. Ma Siu Fong is deemed to hold interest. Ms. Ma Siu Fong is deemed to be interested in the Shares in which Mr. Lee Wai Man holds an interest.

4. INTERESTS IN CONTRACT OR ARRANGEMENT

Save for the JV Agreement and the Tenancy Agreement, as at the Latest Practicable Date, none of the Directors is materially interested in contract or arrangement subsisting which is significant in relation to the business of the Group.

5. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation other than statutory compensation).

6. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 March 2005, being the date to which the latest published audited financial statements of the Group were made up.

7. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of Directors nor their respective associates was interested in any business, apart from the Group's business, which competes or is likely to compete, either directly or indirectly, with the Group's business.

8. LITIGATION

The Company was a defendant in a law suit brought by a supplier in December 1998 claiming for a principal sum of approximately HK$1,962,000 together with interest and costs thereon relating to a guarantee in respect of a credit facility granted to RCR Electronics Manufacturing Limited, a former subsidiary of the Company. The Company filed a defence in March 1999 in response to the claim and since then, the supplier has taken no further action against the Company. Since the outcome of the litigation could not be determined with reasonable certainty at this stage, no provision has been made in the financial statements.

Save as disclosed above, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened against the Company or any of its subsidiaries as at the Latest Practicable Date.

9. MATERIAL CONTRACTS

Save as disclosed below, there are no material contracts (other than contracts entered into in the ordinary course of business) which have been entered into by the Company or its subsidiaries within two years immediately preceding the date of the Announcement and up to the Latest Practicable Date:

(a) a placing agreement dated 30 November 2004 entered into between the Company and a placing agent in relation to a placing of 147,140,000 placing shares of the Company to independent investors at a price of HK$0.045 per share. Further details of the placing were set out in the announcement of the Company dated 30 November 2004;

(b) a conditional acquisition agreement dated 24 March 2004 entered into between the Company and Huang Qing in relation to the acquisition by the Company of the entire issued share capital of Franki Limited at a total consideration of HK$18,500,000 ("Acquisition Agreement");

(c) a termination agreement dated 13 December 2004 entered into between the Company and Huang Qing in relation to the termination of the Acquisition Agreement;

(d) a subscription agreement dated 9 December 2005 entered into between the Company and Top Act Group Limited in relation to the subscription of 1,463,414,634 conversion shares of the Company at a price of HK$0.041 per conversion share;

(e) a subscription agreement dated 9 December 2005 entered into between the Company and Central View International Limited in relation to the subscription of 100,000,000 Shares to Central View International Limited at a price of HK$0.038 per Share;

(f) a placing agreement dated 9 December 2005 entered into between the Company and a placing agent in relation to a placing of 1,463,414,634 conversion shares of the Company to independent investors at a price of HK0.041 per conversion share;

(g) a placing agreement dated 9 December 2005 entered into between the Company and a placing agent in relation to a placing of 176,580,000 placing Shares, on a best effort basis, at a price of HK$0.038 per share to independent investors;

(h) the purchasing agreement dated 23 March 2006 entered into between the Company and an independent third party in relation to the acquisition of the equipments. Further details of the acquisition was set out in the announcement of the Company dated 24 March 2006;

(i) the Tenancy Agreement; and

(j) the JV Agreement.

10. EXPERT'S QUALIFICATIONS AND CONSENT

The following are the qualifications of the expert who has provided its advice contained in this circular:

Name	Qualifications
AMS	A licensed corporation under the SFO permitted to carry out types 4 (advising on securities), 6 (advising on corporate finance) and 9 (Asset Management) of the regulated activities (as defined in the SFO)

AMS has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and the reference to its name in the form and context in which it appears.

As at the Latest Practicable Date, AMS was not interested beneficially or otherwise in any Shares or shares in any of Company's subsidiaries or associated companies and did not have any right, whether legally enforceable or not, or option to subscribe for or to nominate persons to subscribe for any Shares or shares in any of Company's subsidiaries or associated companies nor did it have any interest, either direct or indirect, in any assets which have been, since the date to which the latest published audited accounts of the Group were made up, acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

11. GENERAL

(a) Save for the JV Agreement and Tenancy Agreement, none of the Directors has, or has had, any direct or indirect interest in any assets which have been acquired, disposed of or leased to, or which are proposed to be acquired, disposed of or leased to, the Company or any of its subsidiaries since 31 March 2005, the date to which the latest published audited accounts of the Group were made up.

(b) The qualified accountant of the Company is Mr. Chi Chi Hung, Kenneth is a fellow member of the Association of Chartered Certified Accountants, an associate member of the Hong Kong Institute of Certified Public Accountants, an associate member of the Hong Kong Institute of Company Secretaries and an associate member of the Institute of Chartered Secretaries and Administrators.

(c) The company secretary of the Company is Mr. Chi Chi Hung, Kenneth.

(d) The branch share registrar of the Company in Hong Kong is Tengis Limited of 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong.

(e) The English text of this circular and the accompanying form of proxy shall prevail over their respective Chinese texts in the case of inconsistency.

12. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at 9:00 a.m. to 1:00 p.m. and 2:00 p.m. to 5:00 p.m. on any weekday (except Saturdays and public holidays) at the principal place of business of the Company in Hong Kong at Shop 2B & 2C, Level 1, Hilton Plaza Commercial Centre, 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong from 10 May 2006, being the date of this circular, up to and including the date of the SGM:

(a) the memorandum of association and the Bye-Laws;

(b) the annual reports of the Company for each of the two years ended 31 March 2005;

(c) the material contracts referred to in the paragraph headed "Material Contracts" in this appendix;

(d) the written consent referred to in the paragraph headed "Expert's Qualifications and Consents" in this appendix;

(e) the interim report of the Company for the period ended 30 September 2005;

(f) the JV Agreement;

(g) the circular dated 13 April 2006; and

(h) this circular.

TOWN HEALTH MEDICAL TECHNOLOGY HOLDINGS COMPANY LIMITED

(康健醫療科技控股有限公司*)

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

NOTICE IS HEREBY GIVEN THAT the special general meeting (the "**Meeting**") of Town Health Medical Technology Holdings Company Limited (the "**Company**") will be held at Shop No. 3, Level 3, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong at 9:00 a.m. on Monday, 29 May 2006 for the purpose of considering and, if thought fit, passing the following resolution as an ordinary resolution:–

ORDINARY RESOLUTION

"**THAT**

(a) the subscription agreement dated 18 April 2006 (the "**JV Agreement**") and entered into between (i) Dr. Francis Choi Chee Ming, J.P. ("**Dr. Choi**") and (ii) Classictime Investments Limited ("**Classictime**"), an indirect wholly-owned subsidiary of the Company, pursuant to which Dr. Choi has agreed to subscribe for 300 new shares (the "**Shares**") of US$1.00 each in the share capital of Dynamic Effort Holdings Limited (the "**JV Co.**") at a subscription price of HK$9,000,000 and Classictime has agreed to subscribe for 700 new Shares of the JV Co. at a subscription price of HK$21,000,000, a copy of the JV Agreement has been produced to the Meeting marked "A" and signed by the chairman of the Meeting for the purpose of identification, and the transactions contemplated by the JV Agreement be and are hereby approved, confirmed and ratified; and

(b) the directors of the Company be and are hereby authorised to do all other acts and things and execute all documents which they consider necessary or expedient for the implementation of and giving effect to the JV Agreement and the transactions contemplated thereunder."

By Order of the Board
Town Health Medical Technology Holdings Company Limited
Chi Chi Hung, Kenneth
Chairman

Hong Kong, 10 May 2006

* *for identification purposes only*

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal Place of Business in Hong Kong:
Shop 2B & 2C, Level 1
Hilton Plaza Commercial Centre
3-9 Shatin Centre Street
Shatin, New Territories
Hong Kong

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxy to attend and, subject to the provisions of the Bye-Laws of the Company, to vote on his behalf. A proxy need not be a member of the Company but must be present in person at the Meeting to represent the member. If more than one proxy is so appointed, the appointment shall specify the number and class of shares in respect of which each such proxy is so appointed.

2. In order to be valid, the form of proxy must be duly completed and signed in accordance with the instructions printed thereon and deposited together with a power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power or authority, at the Company's branch share registrar in Hong Kong, Tengis Limited, at 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the Meeting or any adjournment thereof, should he so wish.

3. In the case of joint holders of shares, any one of such holders may vote at the Meeting, either personally or by proxy, in respect of such share as if he was solely entitled thereto, but if more than one of such joint holder are present at the Meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

TOWN HEALTH MEDICAL TECHNOLOGY HOLDINGS COMPANY LIMITED

(康健醫療科技控股有限公司*)

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

FORM OF PROXY

Form of proxy for use by shareholders at the special general meeting (the "Meeting") to be convened at Shop No. 3, Level 3, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong at 9:00 a.m. on Monday, 29 May 2006 and at any adjournment thereof

I/We[1] ....

of ....

being the registered holder(s) of[2] .... share(s) of HK$0.01 each in the capital of Town Health Medical Technology Holdings Company Limited (the "Company") HEREBY APPOINT[3] the Chairman of the Meeting, or failing him ....

of ....

as my/our proxy to attend and vote for me/us and on my/our behalf at the Meeting of the Company to be held at Shop No. 3, Level 3, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong at 9:00 a.m. on Monday, 29 May 2006 (or at any adjournment thereof) in respect of the resolution set out in the notice convening the Meeting ("Notice") as indicated below, and, if no such indication is given, as my/our proxy thinks fit.

ORDINARY RESOLUTIONS	FOR[4]	AGAINST[4]
To approve the JV Agreement and the transactions contemplated thereunder		

Dated this ....day of .... 2006 Signature(s)[5] ....

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2. Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
3. If any proxy other than the Chairman of the Meeting is preferred, delete the words "the Chairman of the Meeting, or failing him" and insert the name and address of the proxy desired in the space provided. If no name is inserted, the Chairman of the Meeting will act as your proxy. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.
4. IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK THE BOX MARKED "AGAINST". Failure to tick a box will entitle your proxy to cast your vote at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.
5. This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its seal or under the hand of any officer or attorney or other person duly authorized to sign the same.
6. To be valid, this form of proxy, together with the power of attorney (if any) or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited at the Company's Hong Kong branch share registrar, Tengis Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof.
7. Where there are joint registered holders of any share(s) of the Company, any one of such persons may vote at the Meeting, either personally or by proxy in respect of such share(s) as if he/she were solely entitled thereto, but if more than one of such joint holders are present at the Meeting, personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share(s) shall alone be entitled to vote in respect thereof.
8. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
9. Completion and delivery of this form of proxy will not preclude you from attending and voting at the Meeting if you so wish and in that event, this form of a proxy will be deemed to have been revoked.

* *for identification purposes only*

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Town Health Medical Technology Holdings Company Limited (康健醫療科技控股有限公司*), you should at once hand this circular and the enclosed form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

TOWN HEALTH MEDICAL TECHNOLOGY HOLDINGS COMPANY LIMITED

(康健醫療科技控股有限公司*)

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

NON-EXEMPT CONTINUING CONNECTED TRANSACTION – LEASING OF PROPERTY

Independent financial adviser to
Town Health Medical Technology Holdings Company Limited

AMS Corporate Finance Limited

A notice convening a special general meeting of Town Health Medical Technology Holdings Company Limited to be held at Shop No. 3, Level 3, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong at 9:30 a.m. (or such time immediately following the conclusion (or adjournment) of the special general meeting to be held on the same day and at the same place) on Monday, 29 May 2006 is set out on pages 24 to 25 of this circular. A form of proxy for use at the special general meeting is also enclosed. Such form of proxy is also published on the website of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk).

Whether or not you are able to attend the meeting, please complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the Company's branch share registrar in Hong Kong, Tengis Limited, at 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting if they so wish.

11 May 2006

* *for identification purposes only*

CONTENTS

In this circular, the following expressions have the meanings set out below unless the context requires otherwise:

"AMS"	AMS Corporate Finance Limited, a licensed corporation under the SFO to conduct types 4 (advising on securities), 6 (advising on corporate finance) and 9 (asset management) regulated activities under the SFO and the independent financial adviser appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the Tenancy Agreement
"Announcement"	the announcement dated 26 April 2006 made by the Company containing, amongst other things, the details of the Tenancy Agreement
"associate"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of directors of the Company
"Caps"	the annual amount payable by the Group to Majestic Centre Limited under the Tenancy Agreement for each of the three financial years ending 31 March 2009, being HK$2,527,588.50, HK$3,600,000, and HK$3,600,000 respectively
"Company"	Town Health Medical Technology Holdings Company Limited, a company incorporated in Bermuda with limited liability and the issued Shares of which are listed on the Stock Exchange
"connected person"	has the meaning ascribed thereto in the Listing Rules
"Directors"	directors of the Company
"Dr. Choi"	Dr. Francis Choi Chee Ming, J.P.
"Group"	the Company together with its subsidiaries
"HK Health Check Centre"	Hong Kong Health Check Centre Limited, a company incorporated in Hong Kong with limited liability, which is an indirect wholly owned subsidiary of the Company
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	an independent committee of the Board comprising all the independent non-executive directors of the Company, namely, Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lau Man Tak
"Independent Shareholder(s)"	shareholders of the Company who are not interested or involved in the Tenancy Agreement
"JV Agreement"	a subscription agreement entered into on 18 April 2006 between Dr. Choi and Classictime Investments Limited, an indirect wholly-owned subsidiary of the Company, in relation to the formation of the joint venture company. Such joint venture agreement constitutes discloseable and connected transaction on the part of the Company, pursuant to Chapter 14 and Chapter 14A under the Listing Rules. Please refer to the Company's announcement dated 19 April 2006 for further details. The circular in relation to the formation of joint venture has been despatched to the Shareholders on 10 May 2006
"Latest Practicable Date"	9 May 2006, being the latest practicable date for ascertaining certain information contained in this circular
"Lease"	the leasing of the Leased Property under the terms of the Tenancy Agreement
"Leased Property"	the whole floor of basement 2 of Majestic Centre, 348 Nathan Road, Kowloon, Hong Kong with a gross area of approximately 20,000 sq. ft.
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China which for the purpose of this circular shall exclude Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong

"SGM"	a special general meeting of the Company to be convened and held to approve the Tenancy Agreement and the transactions contemplated thereunder and the Caps
"Share(s)"	share(s) of a par value of HK$0.01 in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Tenancy Agreement"	the conditional tenancy agreement dated 29 March 2006 (as supplemented by a supplemental tenancy agreement dated 26 April 2006), entered into between Hong Kong Health Check Centre Limited and Majestic Centre Limited regarding the Lease
"sq. ft."	square feet
"%"	per cent.

TOWN HEALTH MEDICAL TECHNOLOGY HOLDINGS COMPANY LIMITED

(康健醫療科技控股有限公司*)

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

Executive Directors:
Mr. Chi Chi Hung, Kenneth *(Chairman)*
Mr. Cho Kwai Yee, Kevin
Ms. Choi Ka Yee, Crystal
Mr. Siu Kam Chau

Independent non-executive Directors:
Mr. Chun Jay
Mr. Chan Chi Yuen
Mr. Lau Man Tak

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal Place of Business in Hong Kong:
Shop 2B & 2C, Level 1
Hilton Plaza Commercial Centre
3-9 Shatin Centre Street
Shatin, New Territories
Hong Kong

11 May 2006

To the Shareholders

Dear Sir or Madam,

NON-EXEMPT CONTINUING CONNECTED TRANSACTION-LEASING OF PROPERTY

INTRODUCTION

On 26 April 2006, the Board announced that HK Health Check Centre, a wholly-owned subsidiary of the Company, and Majestic Centre Limited entered into the conditional tenancy agreement dated 29 March 2006 (as supplemented by a supplemental tenancy agreement dated 26 April 2006), pursuant to which Majestic Centre Limited agreed to lease the Leased Property to HK Health Check Centre for an initial term of two years and ten months from the 1 June 2006 to 31 March 2009 (both day inclusive).

The purpose of this circular is to provide the Shareholders with information on the Tenancy Agreement, in respect of which the resolution will be proposed at the SGM.

In addition, this circular also contains, among other things, (i) recommendation of the Independent Board Committee in respect of the Tenancy Agreement; (ii) a letter from AMS, the independent financial adviser to the Independent Board Committee, containing its advice to the Independent Board Committee and the Independent Shareholders in connection with the Tenancy Agreement; and (iii) a notice to the Shareholders of the SGM at which the above-mentioned resolution will be proposed.

* *for identification purposes only*

PRINCIPAL TERMS OF THE TENANCY AGREEMENT

Date	:	29 March 2006 (as supplemented by a supplemental tenancy agreement dated 26 April 2006)
Parties	:	Majestic Centre Limited (大華中心有限公司) (as landlord) HK Health Check Centre (as tenant)
Leased Property	:	The whole floor of basement 2 of Majestic Centre, 348 Nathan Road, Kowloon, Hong Kong with a gross area of approximately 20,000 sq.ft.
Term	:	Two years and ten months commencing from 1 June 2006 to 31 March 2009 (both days inclusive)
Rental	:	
1 June 2006 – 31 August 2006 (Rent-free period)		HK$142,529.50 per month (Note: No rent will be charged for a period of three (3) months from the 1st June 2006 to the 31st August 2006. During such rent free period, HK Health Check Centre shall pay the rates, government rent, air-conditioning charges, management fee and promotion levy and all other outgoings in respect of the premises at a total amount of HK$142,529.50 per month)
1 September 2006 – 31 March 2009		HK$300,000 per month (inclusive of rates, government rent, air-conditioning charges and management fee) payable in advance on the 1st day of each calendar month without any deductions. The rent was determined after taking into account the rental price of the properties in the vicinity of the Leased Property. Such rental expense will be satisfied by internal resources of the Group.

Conditions

The Tenancy Agreement is conditional upon the passing by the Independent Shareholders at the SGM by way of poll of an ordinary resolution approving the Tenancy Agreement on or before the commencement of the term of the Tenancy Agreement (i.e. 1 June 2006).

Maximum aggregate annual value for the Lease

The annual amount payable by the Group to Majestic Centre Limited under the Tenancy Agreement for each of the three financial years ending 31 March 2009 will be approximately HK$2,527,588.50, HK$3,600,000, and HK$3,600,000 respectively. The Caps are subject to Independent Shareholders' vote at the SGM.

REASONS FOR AND BENEFIT OF THE LEASING OF THE LEASED PROPERTY

The Group is principally engaged in the manufacturing and sales of garment in the PRC. Following completion of the subscription of new Shares by Central View International Limited and issue of the convertible notes of the Company to Top Act Group Limited on 23 February 2006, the Group has commenced establishment of a new centre and has purchased numbers of necessary new and advanced medical equipments for the provision of the health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services in Hong Kong. The centre will be designed to be a one-stop day time health check centre equipped with the most advance medical technology equipment, which is believed to cater for the increasing demand for high quality medical care services.

Given the Leased Property being situated at a location with high density of population, the Directors consider that the Leased Property is a suitable place for running such centre. By entering into the Tenancy Agreement, the Group will be able to use the Leased Property for the establishment of the new health check centre. The terms of the Tenancy Agreement were determined after arm's length negotiations between the tenant and the landlord. The Directors (including the independent non-executive Directors) consider that the terms of the Tenancy Agreement are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

FINANCIAL AND FUTURE PROSPECTS

Following the fund raising activities by issuing convertible notes of the Company to Top Act Group Limited and subscription of new Shares by Central View International Limited on 23 February 2006, the financial position of the Group is strengthened in all aspects and will enable the Group to establish a new centre for the provision of the health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services in Hong Kong.

In view of the increase of public awareness of the importance of health and the average of the people's life expectancy in Hong Kong, the Board is optimistic on the Group's future growth prospects in health care business. The Board expects that the establishment of health check centre will be able to generate satisfactory returns to the Group in a long run.

LISTING RULES IMPLICATIONS AND THE SGM

The landlord, Majestic Centre Limited, is a company engaged in property investment. Ms. Choi Ka Yee, Crystal and her associates (as defined under the Listing Rules) are interested in 50% of the Shareholdings of Majestic Centre Limited. Given that Ms. Choi Ka Yee, Crystal, who is a Director and is interested in 100,000,000 Shares, representing approximately 8.62% of the existing issue share capital of the Company, is a connected person (as defined under the Listing Rules) of the Company, the Tenancy Agreement constitutes a non-exempt continuing connected transactions on the part of the Company under the Listing Rules, which is continuous in nature and was entered into in the ordinary course of business of the Group, and the Tenancy Agreement (including the Caps) is

subject to reporting, announcement and Independent Shareholders' approval requirements pursuant to Rule 14A.35 of the Listing Rules. Therefore, the Tenancy Agreement and the Caps are subject to approval by the Independent Shareholders at the SGM where any Shareholder with a material interest in the Tenancy Agreement will be required to abstain from voting on the resolution in respect of the Tenancy Agreement and the transactions contemplated thereunder. Ms. Choi Ka Yee, Crystal, who is a connected person (as defined under the Listing Rules) of the Company and has an interest in Majestic Centre Limited, or her associates (as defined under the Listing Rules), is required to abstain from voting on such resolution at the SGM. An independent financial adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the Tenancy Agreement.

A form of proxy for use at the SGM is enclosed. If Shareholders are not able to attend the SGM in person, they are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company's branch share registrar in Hong Kong, Tengis Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible but in any event not less than 48 hours before the time for holding of the SGM or any adjournment thereof. Return of the form of proxy will not preclude Shareholders from attending and voting in person at the SGM should they so wish.

POLL PROCEDURE

According to clause 70 of the Bye-laws, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(a) by the chairman of the meeting; or

(b) by at least three Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) by any Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(d) by any Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and holding Shares in the Company conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

RECOMMENDATION

The Independent Board Committee has been set up to consider the terms of the Tenancy Agreement and the transactions contemplated thereunder. AMS has been appointed to advise the Independent Board Committee and the Independent Shareholders regarding the terms of the Tenancy Agreement and the transactions contemplated thereunder.

AMS considers that the leasing of the Leased Property is in the interests of the Company and its Shareholders as a whole and the terms and conditions of the Tenancy Agreement are fair and reasonable insofar as the Independent Shareholders are concerned. The text of the letter of advice from AMS containing its advice and the principal factors and reasons it has taken into consideration in arriving at its advice are set out from pages 10 to 16 of this circular.

The Independent Board Committee, having taken into account the advice of AMS, considers that the terms of the Tenancy Agreement and the transactions contemplated thereunder and the Caps are fair and reasonable insofar as the Independent Shareholders are concerned. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the SGM to approve the Tenancy Agreement and the transactions contemplated thereunder and the Caps. The text of the letter from the Independent Board Committee is set out at page 9 of this circular.

The Directors consider that the entering into of the Tenancy Agreement are on normal commercial terms and in the ordinary and usual course of business, and the terms of which are fair and reasonable so far as the Company and the Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole.

GENERAL INFORMATION

Your attention is drawn to the additional information set out in the Appendix to this circular.

Yours faithfully
By Order of the Board
Town Health Medical Technology Holdings Company Limited
Chi Chi Hung, Kenneth
Chairman

TOWN HEALTH MEDICAL TECHNOLOGY HOLDINGS COMPANY LIMITED
(康健醫療科技控股有限公司*)

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

11 May 2006

To the Independent Shareholders

Dear Sir or Madam,

We have been appointed as the Independent Board Committee to advise you in connection with the terms of the Tenancy Agreement, the transactions contemplated thereunder and the Caps. Details of which are set out in the letter from the Board contained in the circular to the Shareholders dated 11 May 2006 (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

Having considered the terms of the Tenancy Agreement, the transactions contemplated thereunder and the Caps and the advice of AMS in relation thereto as set out from pages 10 to 16 of the Circular, we are of the view that the Tenancy Agreement, the terms thereof, the transactions contemplated thereunder and the Caps, viewed as a whole, are fair and reasonable and are in the interest of the Company and the Independent Shareholders as a whole.

Accordingly, we recommend the Independent Shareholders to vote in favour of the resolution to be proposed at the SGM to approve the Tenancy Agreement and the transactions contemplated thereunder and the Caps.

Yours faithfully,
For and on behalf of the Independent Board Committee

Mr. Chun Jay	**Mr. Chan Chi Yuen**	**Mr. Lau Man Tak**
Independent non-executive Director	*Independent non-executive Director*	*Independent non-executive Director*

* *for identification purposes only*

博資財務顧問有限公司
AMS Corporate Finance Limited

20th Floor
Hong Kong Diamond Exchange Building
8-10 Duddell Street
Central
Hong Kong

11 May 2006

To the Independent Board Committee and
the Independent Shareholders of
Town Health Medical Technology Holdings Company Limited

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS

We refer to our appointment as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Tenancy Agreement, details of which have been set out in the circular to the Shareholders dated 11 May 2006 (the "Circular"), of which this letter forms part. This letter contains our advice to the Independent Board Committee and the Independent Shareholders in respect of the Tenancy Agreement. Unless otherwise stated, terms used in this letter have the same meanings as those defined in the Circular.

On 26 April 2006, the Company announced that HK Health Check Centre, which is an indirect wholly-owned subsidiary of the Company, entered into the Tenancy Agreement with Majestic Centre Limited under which HK Health Check Centre (as tenant) conditionally agreed to lease from Majestic Centre Limited (as landlord) the Leased Property for the period from 1 June 2006 to 31 March 2009 (the "Leasing Transactions"). Ms. Choi Ka Yee, Crystal (who is an executive Director and interested in 100,000,000 Shares, representing approximately 8.62% of the issued share capital of the Company) and her associates (as defined under the Listing Rules) are interested in 50% of Majestic Centre Limited. Accordingly, Majestic Centre Limited is a connected person of the Company under the Listing Rules and as the aggregate annual amount payable by the Group to Majestic Centre Limited under the Tenancy Agreement exceeds the thresholds set out in Rule 14A.34 of the Listing Rules, the Leasing Transactions constitute non-exempt continuing connected transactions of the Company under Chapter 14A of the Listing Rules and are subject to, among others, the approval of the Independent Shareholders at a general meeting of the Company. In this connection, Ms. Choi Ka Yee, Crystal and her associates (as defined in the Listing Rules) are required to abstain from voting on the resolution in respect of the Tenancy Agreement at the SGM.

An Independent Board Committee, comprising all the independent non-executive Directors, namely Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lau Man Tak, has been formed to advise the Independent Shareholders as to whether the Leasing Transactions are in the interests of the Company and the Shareholders as a whole and the terms of the Tenancy Agreement and the Caps are fair and reasonable so far as the Independent Shareholders are concerned. We have been appointed to advise the Independent Board Committee and the Independent Shareholders as to i) whether or not the Leasing Transactions are in the interests of the Company and the Shareholders as a whole; ii) whether or not the terms of the Tenancy Agreement and the Caps are fair and reasonable so far as the Independent Shareholders are concerned; and iii) how the Independent Shareholders should vote in respect of the resolution to approve the Tenancy Agreement and the transactions contemplated thereunder at the SGM. Notwithstanding that we will receive advisory fee from the Company in respect of our appointment as the independent financial adviser to the Independent Board Committee and the Independent Shareholders, we are independent from the Company.

In formulating our opinion, we have relied on the statements, information, opinions and representations contained in the Circular and the information and representations provided to us by the Company and the Directors. We have assumed that all information, representations and opinions contained or referred to in the Circular, which have been provided by the Company and the Directors and for which they are solely and wholly responsible, were true and accurate at the time they were made and continue to be so at the date hereof. We have no reason to believe that any information and representations relied on by us in forming our opinion is untrue, inaccurate or misleading, nor are we aware of any material facts the omission of which would render the information provided and the representations made to us untrue, inaccurate or misleading. The Directors have confirmed, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in the Circular have been arrived at after due and careful consideration and there are no other facts or representations the omission of which would make any statement in the Circular, including this letter, misleading. We consider that we have reviewed sufficient information which enables us to form a reasonable basis for our opinion. We also consider that we have performed all reasonable steps as required under Rule 13.80 of the Listing Rules to ascertain the reliability of the information provided to us and to form our opinion. We have not, however, conducted any independent verification of the information provided, nor have we carried out any in-depth investigation into the business and affairs of the Group or the prospects of the market in which it operates.

PRINCIPAL FACTORS CONSIDERED

In formulating our opinion regarding the Tenancy Agreement, we have taken into consideration the following principal factors:

1. Background of and reasons for entering into the Tenancy Agreement

The Group is principally engaged in the manufacture and sales of garment in the PRC. Following completion of the subscription of new Shares by Central View International Limited and the issue of convertible notes of the Company to Top Act Group Limited on 23 February 2006 (details of which were stated in the Company's circular of 20 January 2006, the "Subscription Circular"), the Group has commenced establishment of a new health centre for the provision of health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services in Hong Kong (the "New Health Centre"). Furthermore, the Company has changed its name from "Starbow Holdings Limited" to "Town Health Medical Technology Holdings Company Limited" with effect from 27 February 2006.

As noted in the Subscription Circular, out of the net proceeds of approximately HK$57 million from the issue of the convertible notes of the Company, about HK$50 million will be used for the establishment of the New Health Centre. As further noted in the Company's announcement of 24 March 2006 and in connection with the establishment of the New Health Centre, HK Health Check Centre has entered into a conditional purchase agreement with a supplier of medical equipment to acquire certain medical equipment for a total consideration of HK$54.8 million. Since such proposed acquisition of medical equipment has constituted a major transaction of the Company under the Listing Rules, its completion will be subject to the approval of the Shareholders.

As noted in the Letter from the Board, given the Leased Property being situated at a location with high density of population, the Directors consider that the Leased Property is a suitable place for operation of a health check centre. By entering into the Tenancy Agreement, the Group will be able to use the Leased Property for the establishment of the New Health Centre. As such, the Directors consider that the entering into the Tenancy Agreement is in the interests of the Company and the Shareholders as a whole.

In view of the latest business development of the Group as mentioned above, it is evident that the Company has committed itself to the health care business and substantial resources will be deployed to such new business. Given that the Leased Property will be used as the New Health Centre, we are of the view that the entering into the Tenancy Agreement is consistent with the existing business pursuit of the Company and is therefore in the interests of the Company and the Shareholders as a whole.

As advised by the Company, the landlord, Majestic Centre Limited, is a private company incorporated in Hong Kong and is principally engaged in property investment. Majestic Centre Limited is currently the owner of Majestic Centre where the Leased Property is situated. As mentioned above, Ms. Choi Ka Yee, Crystal and her associates (as defined under the Listing Rules) are interested in 50% of Majestic Centre Limited. As advised by

the Company, the remaining 50% interest in Majestic Centre Limited is owned by Lai Sun Development Company Limited, which is a public company listed on the Main Board of the Stock Exchange and of which the principal businesses include property development, property investment, hotels, telecommunications, media and entertainment.

2. Terms of the Tenancy Agreement

Pursuant to the Tenancy Agreement, HK Health Check Centre will lease from Majestic Centre Limited the whole floor of basement 2 of Majestic Centre, 348 Nathan Road, Kowloon, Hong Kong with a total gross floor area of approximately 20,000 sq. ft. (i.e. the Leased Property). The Tenancy Agreement is for a term of two years and ten months commencing from 1 June 2006 and ending on 31 March 2009 (both days inclusive) and the monthly rent is HK$300,000 (inclusive of rates, government rent, air-conditioning charges and management fee) payable in advance on the 1st day of each calendar month without any deductions. Pursuant to its terms and subject to certain conditions including, if necessary, the approval by the shareholders of the Company, the Tenancy Agreement may be extended for a further term of three years with a revised monthly rent of HK$345,000 (the "First Renewal Term") if HK Health Check Centre gives a written notice to Majestic Centre Limited not less than six months but not more than seven months before the expiry of the Tenancy Agreement. Furthermore, the Tenancy Agreement may be extended at the request of HK Health Check Centre for a further term of four years following the expiry of the First Renewal Term and the monthly rent will be based on the then prevailing market rent to be mutually agreed between the parties. As advised by the Company, a rental deposit in the sum of HK$900,000 (being three months' rent) had been paid to the Majestic Centre Limited in accordance with the terms of the Tenancy Agreement.

Pursuant to the Tenancy Agreement, HK Health Check Centre is entitled to a rent-free period of three months commencing from 1 June 2006 and ending on 31 August 2006 (the "Rent Free Period"). During the Rent Free Period, HK Health Check Centre is required to pay the rates, government rent, air-conditioning charges and management fee and promotion levy and all other outgoings in respect of the Leased Property in the aggregate amount of HK$142,529.50 per month. As advised by the Directors, such aggregate amount of HK$142,529.50 per month payable by the Company during the Rent Free Period has been determined on a cost basis and is equal to the sum of (i) the actual management fee and air-conditioning charges and (ii) rates charged on the Leased Property. In particular, the management fee and air-conditioning charges in respect of the Leased Property are currently calculated at HK$127,679.50 per month, whereas rates are currently calculated at HK$14,850.00 per month.

We understand from independent property agents that it is a normal commercial term that, where rent-free period is provided on a leasing agreement, the tenant is required to pay the relevant management fee, government rent and rates for such period. On this basis, we are of the view that the proposed aggregate amount of HK$142,529.50 per month payable by the Group during the Rent Free Period is fair and reasonable as far as the Independent Shareholders are concerned.

Pursuant to the Tenancy Agreement, HK Health Check Centre will be required to pay a monthly rent of HK$300,000 (inclusive of rates, government rent, air-conditioning charges and management fee) in respect of the Leased Property with effect from 1 September 2006 until 31 March 2009. As stated in the Letter from the Board, such monthly rent of HK$300,000 under the Tenancy Agreement has been determined after taking into account the rentals of the properties in the vicinity of the Leased Property. In this connection, we have discussed with the Directors and have been provided with records of information on the prevailing asking and suggested rentals for properties in the vicinity of the Leased Property (i.e. the office/commercial buildings situated in the district area of Jordan, Kowloon). The Directors have confirmed to us that such information has been obtained by the Company from real estate agencies which are independent third parties and, as we note, include one of the leading real estate agencies in Hong Kong. In addition to the information provided by the Company, we have also reviewed the current asking rentals for office/commercial buildings located at Jordan district, Kowloon which are available from the respective websites of major real estate agencies in Hong Kong.

Given the monthly rent of HK$300,000 under the Tenancy Agreement and the Leased Property with a total gross floor area of approximately 20,000 sq. ft., the unit rental of the Leased Property is approximately HK$15 per sq. ft. (inclusive of rates, government rent, air-conditioning charges and management fee). Based on our review of the recent market rentals in the relevant district area, we note that the prevailing rental of most office/commercial buildings (which are inclusive of rates, air-conditioning charges and management fee) are above HK$15 per sq. ft.. Also, we note that the supply of a whole basement floor or basement floor space of about the same size as the Leased Property, i.e. about 20,000 sq. ft., in a convenient location at an all-inclusive rent of HK$15 per sq. ft. is very limited. On this basis, we are of the view that the monthly rent of HK$300,000 under the Tenancy Agreement has been arrived at on terms which are not less favourable to the Group than those available from independent third parties in the market. Accordingly, we are also of the view that the terms of the Tenancy Agreement are fair and reasonable as far as the Independent Shareholders are concerned.

3. Caps for the Leasing Transactions

Pursuant to Rule 14A.35(2) of the Listing Rules, the Leasing Transactions are required to be subject to an annual cap for each financial year of the Company up to 31 March 2009. Based on the monthly rent of HK$300,000 under the Tenancy Agreement and the Rent Free Period from 1 June 2006 to 31 August 2006, the aggregate annual amount payable by the Group to Majestic Centre Limited under the Tenancy Agreement for each of the three financial years ending 31 March 2009 is as follows:–

	Amount payable by the Group pursuant to the Tenancy Agreement *(HK$)*
For the financial year:	
31 March 2007	2,527,588.50
31 March 2008	3,600,000.00
31 March 2009	3,600,000.00

As mentioned above, we consider that the monthly rent of HK$300,000 under the Tenancy Agreement has been arrived at on a fair and reasonable basis. Accordingly, we are also of the view that the proposed Caps of approximately HK$2.5 million, HK$3.6 million and HK$3.6 million for each of the three financial years ending 31 March 2009, respectively, which are equivalent to the actual rent payable by the Group under the Tenancy Agreement, are fair and reasonable so far as the Independent Shareholders are concerned.

4. Conditions of the Caps

There are certain conditions of the annual cap pursuant to the Listing Rules, in particular, the restriction of the value of the Leasing Transactions by way of the annual cap for each of the three financial years ending 31 March 2009 (i.e. the Caps) and the annual review by the independent non-executive Directors of the terms of the Leasing Transactions and the Caps not being exceeded, details of which must be included in the Company's subsequent published annual reports and accounts. Furthermore, pursuant to the Listing Rules, each year the auditors of the Company must provide a letter to the Board confirming, among other things, that the Leasing Transactions are conducted in accordance with the Tenancy Agreement and that the Caps not being exceeded. In addition, pursuant to the Listing Rules, the Company shall publish an announcement if it knows or has reason to believe that the independent non-executive Directors and/or its auditors will not be able to confirm the terms of the Leasing Transactions or the Caps not being exceeded. We are of the view that there are appropriate measures in place to govern the conduct of the Leasing Transactions and safeguard the interests of the Independent Shareholders.

RECOMMENDATION

In formulating our recommendation to the Independent Board Committee and the Independent Shareholders, we have considered the above principal factors and reasons, in particular, the following:

(i) the background of and the reasons for entering into the Tenancy Agreement;

(ii) the Leasing Transactions will be conducted in the ordinary and usual course of business of the Group and the monthly rent under the Tenancy Agreement is fair and reasonable by reference to the prevailing rentals of the properties in the vicinity of the Leased Properties; and

(iii) control procedures, including annual review by the independent non-executive Directors and confirmation by the auditors of the Company in respect of the terms of the Leasing Transactions, are in place to monitor the conduct of the Leasing Transactions.

Based on the above consideration, we are of the opinion that the Tenancy Agreement is in the interests of the Company and the Shareholders as a whole, and the terms of which including the Caps are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we would advise the Independent Board Committee and the Independent Shareholders that the Independent Shareholders should vote in favour of the ordinary resolution to approve the Tenancy Agreement and the transactions contemplated thereunder and the Caps at the SGM.

Yours faithfully,
For and on behalf of
AMS Corporate Finance Limited
Jinny Mok
Director

1. RESPONSIBILITY STATEMENTS

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief collectively and individually there are no other facts the omission of which would make any statements in this circular misleading.

2. SHARE CAPITAL

(1) Authorised and issued share capital of the Company

The authorised and issued share capital of the Company as at the Latest Practicable Date were as follows:

Authorised:		*HK$*
30,000,000,000	Shares	300,000,000
Issued and fully paid:		
1,159,516,853	Shares	11,595,168.53

All existing Shares rank equally in all respects, including capital, dividends and voting rights. The Shares in issue are listed on the Stock Exchange.

As at the Latest Practicable Date, save for (i) the 100,000,000 Shares issued to Central View International Limited, a company which is wholly-owned by Ms. Choi Ka Yee, Crystal; and (ii) the 176,580,000 Shares issued to independent investors, no Share has been issued since 31 March 2005, being the end of the last financial year of the Company.

Save for the 1,463,414,634 Shares to be issued after full conversion of the conversion rights attached to the outstanding convertible note and the outstanding 44,760,000 Options, no share or loan capital of the Company or any member of the Group has been put under option or agreed conditionally or unconditionally to be put under option and no warrant, derivative or conversion right affecting the Shares has been issued or granted or agreed conditionally, or unconditionally to be issued or granted.

3. DISCLOSURE OF INTERESTS

(a) Directors' interests and short position in the securities of the Company and its associated corporations

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and

debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register maintained by the Company referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in the Listing Rules, to be notified to the Company and the Stock Exchange, were as follows:

Long position in Shares

	Number of Shares held, capacity and nature of interest					Approximate percentage of the issued share capital of the Company as at the Latest Practicable Date
Name of Director	Personal interest	Family interest	Corporate interest	Other interest	Total	
Ms. Choi Ka Yee, Crystal	-	-	100,000,000 *(Note (a))*	-	100,000,000	8.62%

Notes:

(a) Ms. Choi Ka Yee, Crystal is taken to be interested in those Shares in which Central View International Limited, a company which is wholly and beneficially owned by her, is interested.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including any interests and short positions which he/she was taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register maintained by the Company referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in the Listing Rules, to be notified to the Company and the Stock Exchange.

(b) Persons who have an interest or short position in the shares or underlying shares of the Company which is discloseable under Divisions 2 and 3 of Part XV of the SFO and substantial shareholders of the Company

Save as disclosed below, as at the Latest Practicable Date, none of the Company Directors or chief executives knew of any person (not being a director or chief executive of the Company) who had an interest or short position in Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or held any option in respect of such capital.

Name of Shareholder	**Interest in Shares or underlying Shares** *(Note1)*	**Approximate percentage of the issued share capital**
Broad Idea International Limited *(Note 3)*	1,463,414,634 (L)	55.79 (L)
Mr. Cho Kwai Chee *(Note 3)*	1,463,414,634 (L)	55.79 (L)
Dr. Francis Choi Chee Ming *(Note 3)*	1,463,414,634 (L)	55.79 (L)
Top Act Group Limited *(Note 2)*	1,463,414,634 (L)	55.79 (L)
Town Health (BVI) Limited *(Note 2)*	1,463,414,634 (L)	55.79 (L)
Town Health International Holdings Company Limited *(Note 2)*	1,463,414,634 (L)	55.79 (L)
Lee Wai Man *(Note 4)*	300,188,825 (L)	25.89 (L)
Ma Siu Fong *(Note 4)*	300,188,825 (L)	25.89 (L)
Chu Yuet Wah *(Note 4)*	292,688,825 (L)	25.24 (L)
Kingston Securities Limited *(Note 4)*	292,688,825 (L)	25.24 (L)

Notes:

1. The interest is a long position in Shares.

2. Town Health International Holdings Company Limited, through its wholly-owned subsidiary Town Health (BVI) Limited, is taken to be interested in the underlying Shares in which Top Act Group Limited, a wholly-owned subsidiary of Town Health (BVI) Limited, holds an interest.

3. Dr. Francis Choi Chee Ming and Mr. Cho Kwai Chee own 49.9% and 50.1% beneficial interest in Broad Idea International Limited respectively. Broad Idea International Limited holds 51% of the issued share capital of Town Health International Holdings Company Limited. Dr. Francis Choi Chee Ming and Mr. Cho Kwai Chee are therefore taken to be interested in the underlying Shares in which Top Act Group Limited, the indirect wholly-owned subsidiary of Town Health International Holdings Company Limited, holds an interest.

4. These Shares represent the portion of the Shares to be placed by placing agent pursuant to the placing agreement dated 9 December 2005, to which the Kingston Securities Limited is deemed to be interested pursuant to the SFO. The placing agent is owned as to 49% by Ma Siu Fong and as to 51% by Chu Yuet Wah. The number specified represents (i) Kingston Securities Limited's interest in the 292,688,825 Shares to be placed by Kingston Securities Limited; and (ii) the 7,500,000 Shares beneficially owned by Mr. Lee Wai Man, Mr. Lee Wai Man is the husband of Ms. Ma Siu Fong. He is therefore deemed to be interested in the underlying Shares in which Ms. Ma Siu Fong is deemed to hold interest. Ms. Ma Siu Fong is deemed to be interested in the Shares in which Mr. Lee Wai Man holds an interest.

4. INTERESTS IN CONTRACT OR ARRANGEMENT

Save for the Tenancy Agreement and JV Agreement, as at the Latest Practicable Date, none of the Directors is materially interested in contract or arrangement subsisting which is significant in relation to the business of the Group.

5. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation other than statutory compensation).

6. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 March 2005, being the date to which the latest published audited financial statements of the Group were made up.

7. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of Directors and their respective associates was interested in any business, apart from the Group's business, which competes or is likely to compete, either directly or indirectly, with the Group's business.

8. LITIGATION

The Company was a defendant in a law suit brought by a supplier in December 1998 claiming for a principal sum of approximately HK$1,962,000 together with interest and costs thereon relating to a guarantee in respect of a credit facility granted to RCR Electronics Manufacturing Limited, a former subsidiary of the Company. The Company filed a defence in March 1999 in response to the claim and since then, the supplier has taken no further action against the Company. Since the outcome of the litigation could not be determined with reasonable certainty at this stage, no provision has been made in the financial statements.

Save as disclosed above, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened against the Company or any of its subsidiaries as at the Latest Practicable Date.

9. MATERIAL CONTRACTS

Save as disclosed below, there are no material contracts (other than contracts entered into in the ordinary course of business) which have been entered into by the Company or its subsidiaries within two years immediately preceding the date of the Announcement and up to the Latest Practicable Date:

(a) a placing agreement dated 30 November 2004 entered into between the Company and a placing agent in relation to a placing of 147,140,000 placing shares of the Company to independent investors at a price of HK$0.045 per share. Further details of the placing were set out in the announcement of the Company dated 30 November 2004;

(b) a conditional acquisition agreement dated 24 March 2004 entered into between the Company and Huang Qing in relation to the acquisition by the Company of the entire issued share capital of Franki Limited at a total consideration of HK$18,500,000 ("Acquisition Agreement");

(c) a termination agreement dated 13 December 2004 entered into between the Company and Huang Qing in relation to the termination of the Acquisition Agreement;

(d) a subscription agreement dated 9 December 2005 entered into between the Company and Top Act Group Limited in relation to the subscription of 1,463,414,634 conversion shares of the Company at a price of HK$0.041 per conversion share;

(e) a subscription agreement dated 9 December 2005 entered into between the Company and Central View International Limited in relation to the subscription of 100,000,000 Shares to Central View International Limited at a price of HK$0.038 per Share;

(f) a placing agreement dated 9 December 2005 entered into between the Company and a placing agent in relation to a placing of 1,463,414,634 conversion shares of the Company to independent investors at a price of HK0.041 per conversion share;

(g) a placing agreement dated 9 December 2005 entered into between the Company and a placing agent in relation to a placing of 176,580,000 placing Shares, on a best effort basis, at a price of HK$0.038 per share to independent investors;

(h) the purchasing agreement dated 23 March 2006 entered into between the Company and an independent third party in relation to the acquisition of the equipments. Further details of the acquisition was set out in the announcement of the Company dated 24 March 2006;

(i) the Tenancy Agreement; and

(j) the JV Agreement.

10. EXPERT'S QUALIFICATIONS AND CONSENT

The following are the qualification of the expert who has provided its advice contained in this circular:

Name	Qualifications
AMS	A licensed corporation under the SFO permitted to carry out types 4 (advising on securities), 6 (advising on corporate finance) and 9 (Asset Management) of the regulated activities (as defined in the SFO)

AMS has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and the reference to its name in the form and context in which it appears.

As at the Latest Practicable Date, AMS was not interested beneficially or otherwise in any Shares or shares in any of Company's subsidiaries or associated companies and did not have any right, whether legally enforceable or not, or option to subscribe for or to nominate persons to subscribe for any Shares or shares in any of Company's subsidiaries or associated companies nor did it have any interest, either direct or indirect, in any assets which have been, since the date to which the latest published audited accounts of the Group were made up, acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

11. GENERAL

(a) Save for the Tenancy Agreement and JV Agreement, none of the Directors has, or has had, any direct or indirect interest in any assets which have been acquired, disposed of or leased to, or which are proposed to be acquired, disposed of or leased to, the Company or any of its subsidiaries since 31 March 2005, the date to which the latest published audited accounts of the Group were made up.

(b) The qualified accountant of the Company is Mr. Chi Chi Hung, Kenneth is a fellow member of the Association of Chartered Certified Accountants, an associate member of the Hong Kong Institute of Certified Public Accountants, an associate member of the Hong Kong Institute of Company Secretaries and an associate member of the Institute of Chartered Secretaries and Administrators.

(c) The company secretary of the Company is Mr. Chi Chi Hung, Kenneth.

(d) The branch share registrar of the Company in Hong Kong is Tengis Limited of 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong.

(e) The English text of this circular and the accompanying form of proxy shall prevail over their respective Chinese texts in the case of inconsistency.

12. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at 9:00 a.m. to 1:00 p.m. and 2:00 p.m. to 5:00 p.m. on any weekday (except Saturdays and public holidays) at the principal place of business of the Company in Hong Kong at Shop 2B & 2C, Level 1, Hilton Plaza Commercial Centre, 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong from 11 May 2006, being the date of this circular, up to and including the date of the SGM:

(a) the memorandum of association and the Bye-Laws;

(b) the annual reports of the Company for each of the two years ended 31 March 2005;

(c) the material contracts referred to in the paragraph headed "Material Contracts" in this appendix;

(d) the written consent referred to in the paragraph headed "Expert's Qualifications and Consents" in this appendix;

(e) the interim report of the Company for the period ended 30 September 2005;

(f) the Tenancy Agreement;

(g) the circular dated 13 April 2006;

(h) the circular dated 10 May 2006; and

(i) this circular.

TOWN HEALTH MEDICAL TECHNOLOGY HOLDINGS COMPANY LIMITED

(康健醫療科技控股有限公司*)

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

NOTICE IS HEREBY GIVEN THAT the special general meeting (the "**Meeting**") of Town Health Medical Technology Holdings Company Limited (the "**Company**") will be held at Shop No. 3, Level 3, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong at 9:30 a.m. (or such time immediately following the conclusion (or adjournment) of the special general meeting to be held on the same day and at the same place) on Monday, 29 May 2006 for the purpose of considering and, if thought fit, passing the following resolution as an ordinary resolution:–

ORDINARY RESOLUTION

"THAT

(a) the conditional tenancy agreement dated 29 March 2006 (as supplemented by a supplemental tenancy agreement dated 26 April 2006) (the "**Tenancy Agreement**") and entered into between Hong Kong Health Check Centre Limited, an indirect wholly-owned subsidiary of the Company and Majestic Centre Limited, pursuant to which Majestic Centre Limited has agreed to lease the property situated at the whole floor of basement 2 of Majestic Centre, 348 Nathan Road, Kowloon, Hong Kong to Hong Kong Health Check Centre Limited for a term of two years and ten months commencing from 1 June 2006 to 31 March 2009 (both days inclusive), a copy of the Tenancy Agreement has been produced to the Meeting marked "A" and signed by the chairman of the Meeting for the purpose of identification, and the transactions contemplated under the Tenancy Agreement be and are hereby approved, confirmed and ratified;

(b) the annual amount (the "**Caps**") of HK$2,527,588.50, HK$3,600,000 and HK$3,600,000 respectively payable under the Tenancy Agreement for each of the three financial years ending 31 March 2009 be and are hereby approved; and

(c) the directors of the Company be and are hereby authorised to do all other acts and things and execute all documents which they consider necessary or expedient for the implementation of and giving effect to the Tenancy Agreement and the transactions contemplated thereunder."

By Order of the Board
Town Health Medical Technology Holdings Company Limited
Chi Chi Hung, Kenneth
Chairman

Hong Kong, 11 May 2006

* *for identification purposes only*

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal Place of Business in Hong Kong:
Shop 2B & 2C, Level 1
Hilton Plaza Commercial Centre
3-9 Shatin Centre Street
Shatin, New Territories
Hong Kong

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxy to attend and, subject to the provisions of the Bye-Laws of the Company, to vote on his behalf. A proxy need not be a member of the Company but must be present in person at the Meeting to represent the member. If more than one proxy is so appointed, the appointment shall specify the number and class of shares in respect of which each such proxy is so appointed.

2. In order to be valid, the form of proxy must be duly completed and signed in accordance with the instructions printed thereon and deposited together with a power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power or authority, at the Company's branch share registrar in Hong Kong, Tengis Limited, at 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the Meeting or any adjournment thereof, should he so wish.

3. In the case of joint holders of shares, any one of such holders may vote at the Meeting, either personally or by proxy, in respect of such share as if he was solely entitled thereto, but if more than one of such joint holder are present at the Meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

TOWN HEALTH MEDICAL TECHNOLOGY HOLDINGS COMPANY LIMITED

(康健醫療科技控股有限公司*)

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

FORM OF PROXY

Form of proxy for use by shareholders at the special general meeting (the "Meeting") to be convened and held at Shop No. 3, Level 3, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong at 9:30 a.m. (or such time immediately following the conclusion (or adjournment) of the special general meeting to be held on the same day and at the same place) on Monday, 29 May 2006 and at any adjournment thereof

I/We[1] ....
of ....
being the registered holder(s) of[2] .... share(s) of HK$0.01 each in the capital of Town Health Medical Technology Holdings Company Limited (the "Company") HEREBY APPOINT[3] the Chairman of the Meeting, or failing him ....
of ....
as my/our proxy to attend and vote for me/us and on my/our behalf at the Meeting of the Company to be held at Shop No. 3, Level 3, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong at 9:30 a.m. (or such time immediately following the conclusion (or adjournment) of the special general meeting to be held on the same day and at the same place) on Monday, 29 May 2006 (or at any adjournment thereof) in respect of the resolution set out in the notice convening the Meeting ("Notice") as indicated below, and, if no such indication is given, as my/our proxy thinks fit.

ORDINARY RESOLUTIONS	FOR[4]	AGAINST[4]
To approve the Tenancy Agreement and the transactions contemplated thereunder and the Caps		

Dated this ....day of .... 2006 Signature(s)[5] ....

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2. Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
3. If any proxy other than the Chairman of the Meeting is preferred, delete the words "the Chairman of the Meeting, or failing him" and insert the name and address of the proxy desired in the space provided. If no name is inserted, the Chairman of the Meeting will act as your proxy. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.
4. IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK THE BOX MARKED "AGAINST". Failure to tick a box will entitle your proxy to cast your vote at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.
5. This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its seal or under the hand of any officer or attorney or other person duly authorized to sign the same.
6. To be valid, this form of proxy, together with the power of attorney (if any) or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited at the Company's Hong Kong branch share registrar, Tengis Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof.
7. Where there are joint registered holders of any share(s) of the Company, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share(s) as if he/she were solely entitled thereto, but if more than one of such joint holders are present at the Meeting, personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share(s) shall alone be entitled to vote in respect thereof.
8. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
9. Completion and delivery of this form of proxy will not preclude you from attending and voting at the Meeting if you so wish and in that event, this form of a proxy will be deemed to have been revoked.

* *for identification purposes only*

RECEIVED

2007 AUG 30 A 8:25

TH MEDICAL TECH<00397> - Unusual volume movement

The Stock Exchange has received a message from Town Health Medical Technology Holdings Company Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such Unusual Movement.

We confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of Town Health Medical Technology Holdings Company Limited the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement.

At the date of this announcement, the Board comprises four Executive Directors, namely Mr. Chi Chi Hung, Kenneth, Mr. Cho Kwai Yee, Kevin, Ms. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three Independent Non-executive Directors namely Mr. Chan Chi Yuen, Mr. Chun Jay and Mr. Lau Man Tak.

By order of the Board
Town Health Medical Technology Holdings Company Limited

Siu Kam Chau
Director

Hong Kong, this 19th day of May, 2006"

TOWN HEALTH MEDICAL TECHNOLOGY HOLDINGS COMPANY LIMITED
(康健醫療科技控股有限公司)*

(Incorporated in Bermuda with limited liability)
(Stock Code: 397)

CHANGE OF DIRECTORS

The Board is pleased to announce that Dr. Fung Yiu Tong, Bennet and Mr. Lo Chun Nga have been appointed respectively as an executive director and an independent non-executive director of the Company with effect from 22 May 2006. Mr. Lau Man Tak, an independent non-executive director of the Company, has resigned from his directorship with effect from 22 May 2006.

The Board wishes to express its sincere gratitude to Mr. Lau Man Tak for his contributions to the Company during his tenure of office and welcome Dr. Fung and Mr. Lo to join the Board.

The board (the "Board") of directors (the "Directors") of Town Health Medical Technology Holdings Company Limited (the "Company") is pleased to announce that Dr. Fung Yiu Tong, Bennet ("Dr. Fung") and Mr. Lo Chun Nga ("Mr. Lo") have been appointed respectively as an executive director and an independent non-executive director of the Company with effect from 22 May 2006. Mr. Lau Man Tak ("Mr. Lau"), an independent non-executive director of the Company, has resigned from his directorship with effect from 22 May 2006.

APPOINTMENT OF DIRECTORS

Dr. Fung Yiu Tong, Bennet as an executive director of the Company

Dr. Fung, aged 39, is currently the director of Town Health International Holdings Company Limited (the "THI"). He graduated from The University of Hong Kong and holds the qualifications of MBBS (HK), MRCGP, DCH (London), DFM (CUHK) and Dip Med (CUHK). He joined the THI group in 1994 and is responsible for the strategic development of information technology-related operation of the THI group. Save as disclosed above, Dr. Fung did not hold any directorship in other public listed company or any other position with the Company and other members of the Company and its subsidiaries (the "Group") in the past three years.

Dr. Fung does not have any relationship with other directors, senior management, substantial or controlling shareholders of the Company. Furthermore, Dr. Fung has no interest in the securities of the Company within the meaning of Part XV of the Securities and Futures Ordinance as at the date of this announcement.

There is no service contract entered into between the Company and Dr. Fung. He will have no fixed term of service with the Company but he will be subject to retirement by rotation and re-election at annual general meeting of the Company in accordance with the bye-laws of the Company. Dr. Fung is entitled to (i) an annual emolument of HK$3,000,000 which is determined by Board with reference to his duties and responsibilities with the Company; and (ii) a discretionary bonus which will depend on the financial results of the Company and on his performance.

Save as disclosed in this announcement, Dr. Fung is not aware of any other matters that need to be brought to the attention of the holders of securities of the Company in relation to his appointment nor is there any information to be disclosed by the Company pursuant to any of the requirements under the provisions of Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Mr. Lo Chun Nga as an independent non-executive director of the Company

Mr. Lo, aged 55, has over 26 years experience in business management in Hong Kong and People's Republic of China. Mr. Lo is currently a director of The Hong Kong Commerce and Industry Associations Limited and also a director of Hong Kong Shatin Industries and Commerce Association Limited. Mr. Lo did not hold any directorship in other public listed company or any other position with the Company and other members of the Group in the past three years.

Mr. Lo does not have any relationship with other directors, senior management, substantial or controlling shareholders of the Company. Furthermore, Mr. Lo has no interest in the securities of the Company within the meaning of Part XV of the Securities and Futures Ordinance as at the date of this announcement.

There is no service contract entered into between the Company and Mr. Lo. He will have no fixed term of service with the Company but he will be subject to retirement by rotation and re-election at annual general meeting of the Company in accordance with the bye-laws of the Company. Mr. Lo is entitled to an annual emolument of HK$24,000 which is determined by the Board with reference to his duties and responsibilities with the Company.

Save as disclosed in this announcement, Mr. Lo is not aware of any other matters that need to be brought to the attention of the holders of securities of the Company in relation to his appointment nor is there any information to be disclosed by the Company pursuant to any of the requirements under the provisions of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

* *For identification purpose only*

RESIGNATION OF A DIRECTOR

Mr. Lau Man Tak, an independent non-executive Director, has resigned from his directorship and with effect from 22 May 2006. Mr. Lau has confirmed to the Board that he has no disagreement with the Board and there are no matters which need to be brought to the attention of the Stock Exchange and the holders of securities of the Company.

The Board wishes to express its sincere gratitude to Mr. Lau for his contributions to the Company during his tenure of office and welcome Dr. Fung and Mr. Lo to join the Board.

BOARD OF DIRECTORS OF THE COMPANY

As at the date of this announcement, the Board comprises five executive directors, namely Mr. Chi Chi Hung, Kenneth, Mr. Cho Kwai Yee, Kevin, Ms. Choi Ka Yee, Crystal, Mr. Siu Kam Chau and Dr. Fung Yiu Tong, Bennet and three independent non-executive directors namely Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lo Chun Nga.

By order of the board of directors of
Town Health Medical Technology Holdings Company Limited
Chi Chi Hung, Kenneth
Chairman

Hong Kong, 22 May 2006

"Please also refer to the published version of this announcement in China Daily."

TOWN HEALTH MEDICAL TECHNOLOGY HOLDINGS COMPANY LIMITED

(康健醫療科技控股有限公司) *

(Incorporated in Bermuda with limited liability)
(Stock Code: 397)

RESULTS OF THE SPECIAL GENERAL MEETINGS REGARDING (1) THE FORMATION OF A JOINT VENTURE COMPANY AND (2) THE TENANCY AGREEMENT AND THE CAPS

The Board is pleased to announce that the resolutions in respect of (1) the JV Agreement; and (2) the Tenancy Agreement and the Caps were duly passed at the SGMs held on 29 May 2006 at 9:00 a.m. and 9:13 a.m. respectively.

Reference is made to the announcements of Town Health Medical Technology Holdings Company Limited (the "Company") dated 19 April 2006 and 26 April 2006 and the circulars of the Company dated 10 May 2006 and 11 May 2006 (the "Circulars") in relation to the formation of the JV Co. and the Tenancy Agreement respectively. Terms used in this announcement shall have the same meanings as defined in the Circulars unless provided otherwise.

RESULTS OF THE SGMs

The Board is pleased to announce that at the special general meetings (the "SGMs") held on 29 May 2006 at 9:00 a.m. and 9:13 a.m., the Independent Shareholders approved the ordinary resolutions in respect of (1) the formation of the JV Co and the transactions contemplated thereunder; and (2) the Tenancy Agreement and the transactions contemplated thereunder and the Caps respectively.

At the SGMs, voting in respect of the above resolutions were conducted by way of poll. The total number of Shares in issue as at the date of the SGMs is 1,159,516,853 Shares. The total number of Shares entitling the holders to attend and vote for or against the (1) JV Agreement; and (2) the Tenancy Agreement and the Caps at the SGMs is 1,059,516,853 Shares, representing approximately 91.38% of the existing issued share capital of the Company. Ms. Choi Ka Yee, Crystal, who is a connected person of the Company, had abstained from voting on (1) the JV Agreement and the transactions contemplated thereunder; and (2) the Tenancy Agreement and the transactions contemplated thereunder and the Caps, at the SGMs.

The poll results for the ordinary resolutions approving: (1) the JV Agreement and the transactions contemplated thereunder; and (2) the Tenancy Agreement and the transactions contemplated thereunder and the Caps are as follows:

Ordinary Resolutions		For *(number of Shares)*	*percentage*	Against *(number of Shares)*	*percentage*
(1)	the JV Agreement and the transactions contemplated thereunder	111,970,000	100%	Nil	0%
(2)	the Tenancy Agreement and the transactions contemplated thereunder and the Caps	109,290,000	100%	Nil	0%

Resolutions (1) and (2) were therefore duly passed as ordinary resolutions of the Company at the SGMs.

The Company's branch share registrar and transfer office in Hong Kong, Tengis Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong, was appointed as the scrutineer at the SGMs for the purpose of vote-taking.

Board of directors of the company

As at the date of this announcement, the Board comprises five executive directors, namely Mr. Chi Chi Hung, Kenneth, Mr. Cho Kwai Yee, Kevin, Ms. Choi Ka Yee, Crystal, Mr. Siu Kam Chau and Dr. Fung Yiu Tong, Bennet and three independent non-executive directors namely Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lo Chun Nga.

By order of the board of directors of
Town Health Medical Technology Holdings Company Limited
Chi Chi Hung, Kenneth
Chairman

Hong Kong, 29 May 2006

* *For identification purposes only*

"Please also refer to the published version of this announcement in China Daily."

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities mentioned herein.

TOWN HEALTH MEDICAL TECHNOLOGY HOLDINGS COMPANY LIMITED

(康健醫療科技控股有限公司)*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

MONTHLY ANNOUNCEMENT IN RESPECT OF THE CONVERTIBLE NOTES I

Reference is made to the Company's announcement dated 9 December 2005 and 6 March 2006 (the "Announcements"). Reference is also made to the Company's latest monthly announcement dated 2 May 2006. The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I.

Reference is made to the Company's announcement dated 9 December 2005 and 6 March 2006 (the "Announcements"). Reference is also made to the Company's latest monthly announcement dated 2 May 2006. The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I. Unless the context herein otherwise requires, terms used in this announcement shall have the same meanings as in the Announcements.

The Directors would like to report that no conversion of the Convertible Notes I had been made by the holders thereof during the month of May 2006.

Information regarding the total issued share capital of the Company as at 1 May 2006 and 31 May 2006 are set out below:

	Issued Share Capital *HK$*	Number of Shares
As at 1 May 2006	11,595,168.53	1,159,516,853
As at 31 May 2006	11,595,168.53	1,159,516,853

This announcement is only released through the web-site of The Stock Exchange of Hong Kong Limited and no publication in the newspapers is made.

At the date of this announcement, the Board comprises five executive directors, namely Mr. Chi Chi Hung, Kenneth, Mr. Cho Kwai Yee, Kevin, Ms. Choi Ka Yee, Crystal, Mr. Siu Kam Chau and Dr. Fung Yiu Tong, Bennet and three independent non-executive directors namely Mr. Chan Chi Yuen, Mr. Chun Jay and Mr. Lo Chun Nga.

By order of the Board
Town Health Medical Technology Holdings Company Limited
Siu Kam Chau
Director

Hong Kong, this 5th day of June, 2006

* *For identification purpose only*

"Please also refer to the published version of this announcement in China Daily."

(111)

TH MEDICAL TECH<00397> - Unusual volume movement

The Stock Exchange has received a message from Town Health Medical Technology Holdings Company Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such Unusual Movement.

We confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of Town Health Medical Technology Holdings Company Limited the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement.

At the date of this announcement, the Board comprises five Executive Directors, namely Mr. Chi Chi Hung, Kenneth, Mr. Cho Kwai Yee, Kevin, Ms. Choi Ka Yee, Crystal, Mr. Siu Kam Chau and Dr. Fung Yiu Tong, Bennet and three Independent Non-executive Directors namely Mr. Chan Chi Yuen, Mr. Chun Jay and Mr. Lo Chun Nga.

By order of the Board

Town Health Medical Technology Holdings Company Limited
Siu Kam Chau
Director

Hong Kong, this 8th day of June, 2006"

TH MEDICAL TECH<00397> - Results Announcement

Town Health Medical Technology Holdings Company Limited announced on 28/06/2006:
(stock code: 00397)
Year end date: 31/03/2006
Currency: HKD
Auditors' Report: Unqualified

	Note	(Audited) Current Period from 01/04/2005 to 31/03/2006 ('000)	(Audited) Last Corresponding Period from 01/04/2004 to 31/03/2005 ('000)
Turnover	:	1,450	4,150
Profit/(Loss) from Operations	:	(41,939)	(25,672)
Finance cost	:	(3,407)	(3,087)
Share of Profit/(Loss) of Associates	:	N/A	N/A
Share of Profit/(Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit/(Loss) after Tax & MI	:	(45,346)	(28,769)
% Change over Last Period	:	N/A %	
EPS/(LPS)-Basic (in dollars)	:	(0.049)	(0.0389)
-Diluted (in dollars)	:	(0.049)	(0.0383)
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit/(Loss) after ETD Items	:	(45,346)	(28,769)
Final Dividend per Share	:	NIL	NIL
(Specify if with other options)	:	N/A	N/A

B/C Dates for Final Dividend	:	N/A
Payable Date	:	N/A
B/C Dates for (-) General Meeting	:	N/A
Other Distribution for Current Period	:	N/A
B/C Dates for Other Distribution	:	N/A

Remarks:

1) LOSS BEFORE TAXATION

Loss before taxation has been arrived at after charging:	2006 HK$'000	2005 HK$'000
Impairment loss on property, plant and equipment	8,492	-
Impairment loss on trade and other receivables	28,087	-

2) LOSS PER SHARE The calculation of basic loss per share attributable to the equity holders of the Company is based on the loss for

the year attributable to the equity holders of the Company of approximately HK$45,346,000 (2005: HK$28,769,000) and on the weighted average number of ordinary shares of approximately 924,520,000 (2005: 739,545,900)

For the year ended 31 March 2005, diluted loss per share is based on 751, 985,225 ordinary shares which is the weighted average number of ordinary shares outstanding during the year, as adjusted for the effects of the vested options outstanding during the year.

For the year ended 31 March 2006, the computation of diluted loss per share did not assume the exercise of the Company's potential ordinary shares granted under the Company's share option scheme and the conversion rights attached to the Convertible Notes I since their exercises would result in a reduction in loss per share.

Town Health Medical Technology Holdings Company Limited
（康健醫療科技控股有限公司）*

(Incorporated in Bermuda with limited liability)
(Stock Code: 397)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31 MARCH 2006

RESULTS

The board of directors (the "Board") of Town Health Medical Technology Holdings Company Limited (the "Company") announces the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 March 2006 together with comparative figures for the previous year in 2005 as follows:

CONSOLIDATED INCOME STATEMENT
For the year ended 31 March 2006

	Note	2006 HK$'000	2005 HK$'000
Turnover	4	1,450	4,150
Cost of sales		(1,381)	(5,010)
Gross profit/(loss)		69	(860)
Other operating income	5	1,469	2,599
Fair value loss on financial assets at fair value through profit or loss		(1,260)	–
Net unrealized holding losses on other investments		–	(10,317)
Impairment losses		(36,579)	–
Loss on disposal of subsidiaries		–	(13)
Administrative expenses		(5,638)	(17,081)
Finance costs	7	(3,407)	(3,087)
Loss before taxation	6	(45,346)	(28,759)
Taxation	8	–	(10)
Loss for the year attributable to the equity holders of the Company		(45,346)	(28,769)
Dividends		–	–
Loss per share			
– Basic	9	(4.9) cents	(3.89) cents
– Diluted	9	(4.9) cents	(3.83) cents

CONSOLIDATED BALANCE SHEET
As at 31 March 2006

	Note	2006 HK$'000	2005 HK$'000
Non-current assets			
Property, plant and equipment		**12**	10,991
Current assets			
Inventories		**–**	6
Trade and other receivables	*10*	**22,765**	41,859
Investments in securities		**16,170**	17,430
Bank balances and cash		**47,202**	2,146
		86,137	61,441
Less: Current liabilities			
Trade and other payables	*11*	**5,009**	4,772
Short-term borrowings – due within one year		**34,993**	46,848
		40,002	51,620
Net current assets		**46,135**	9,821
Total assets less current liabilities		**46,147**	20,812
Less: Non-current liabilities			
Convertible Notes I		**44,274**	–
Net assets		**1,873**	20,812
Capital and reserves			
Share capital		**11,595**	8,829
Reserves		**(9,722)**	11,983
Equity attributable to the equity holders of the Company		**1,873**	20,812

1. CORPORATE INFORMATION

Pursuant to the special resolution passed by the Company's shareholders at the special general meeting of the Company held on 13 February 2006, the name of the Company was changed from "Starbow Holdings Limited" to "Town Health Medical Technology Holdings Company Limited" with effect from 27 February 2006.

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/CHANGES IN ACCOUNTING POLICIES

In the current year, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants that are effective for accounting periods beginning on or after 1 January 2005. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current or prior accounting years are prepared and presented:

Financial instruments

In the current year, the Group has applied HKAS 32 "Financial instruments: Disclosure and Presentation" and HKAS 39 "Financial instruments: Recognition and Measurement". HKAS 32 requires retrospective application. HKAS 39, which is effective for annual periods beginning on or after 1 January 2005, generally does not permit the recognition, derecognition or measurement of financial assets and liabilities on a retrospective basis. The principal effects resulting from the implementation of HKAS 32 and HKAS 39 are summarized below:

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to the classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

Debt and equity securities previously accounted for under the benchmark treatment of Statement of Standard Accounting Practice ("SSAP") 24

By 31 March 2005, the Group classified and measured its debt and equity securities in accordance with the benchmark treatment of Statement of Standard Accounting Practice 24 (SSAP 24). Under SSAP 24, investments in debt or equity securities are classified as "investment securities", "other investments" or "held-to-maturity investments" as appropriate. "Investment securities" are carried at cost less impairment losses (if any) while "other investments" are measured at fair value, with unrealized gains or losses included in profit or loss. Held-to-maturity investments are carried at amortized cost less impairment losses (if any). From 1 April 2005 onwards, the Group has classified and measured its debt and equity securities in accordance with HKAS 39.

Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognized in profit or loss and equity respectively. Available-for-sale equity investments that do not have quoted market prices in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost less impairment after initial recognition. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortized cost using the effective interest method after initial recognition.

All investments in securities of the Group as at 31 March 2005 amounting to HK$17,430,000 have been reclassified to "financial assets at fair value through profit or loss" in accordance with HKAS 39 on 1 April 2005. The adoption of this new standard has had no material effect on how the results for the prior accounting years are prepared and presented. Accordingly, no adjustment has been required on 1 April 2005.

Financial assets and financial liabilities other than debt and equity securities

From 1 April 2005 onwards, the Group has classified and measured its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "other financial liabilities". Financial liabilities at fair value through profit or loss are measured at fair value, with changes in fair value being recognized in profit or loss directly. Other financial liabilities are carried at amortized cost using the effective interest method after initial recognition. This change has had no material effect on the results for the current and prior accounting periods.

Share-based payments

In the current year, the Group has applied HKFRS 2 "Share-based Payment" which requires an expense to be recognized where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of share options granted to directors and employees of the Company, determined at the date of grant of the share options, over the vesting period. Prior to the application of HKFRS 2, the Group did not recognize the financial effect of these share options until they were exercised. The Group is required to apply HKFRS 2 retrospectively to share options that were granted after 7 November 2002 and had not yet vested on 1 January 2005. The adoption of this new standard has had no material effect on how the results for the prior accounting years are prepared and presented as all share options granted prior to 1 January 2005 were vested before 1 January 2005. Accordingly, no prior year adjustment has been required.

The HKICPA has issued the following standards and interpretations that are not yet effective. The Group has considered the following standards and interpretations but does not expect they will have a material effect on how the results of operations and financial position of the Group are prepared and presented.

		Notes
HKAS 1 (Amendment)	Capital Disclosures	*1*
HKAS19 (Amendment)	Actuarial Gains and Losses, Group Plans and Disclosures	*2*
HKAS21 (Amendment)	Net Investment in a Foreign Operation	*2*
HKAS39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions	*2*
HKAS39 (Amendment)	The Fair Value Option	*2*
HKAS39 and HKFRS 4 (Amendments)	Financial Guarantee Contracts	*2*
HKFRS 1 & HKFRS 6 (Amendments)	First-time Adoption of Hong Kong Financial Reporting Standards and Exploration for and Evaluation of Mineral Resources	*2*
HKFRS 6	Exploration for and Evaluation of Mineral Resources	*2*
HKFRS 7	Financial Instruments: Disclosures	*1*
HKFRS – Int 4	Determining whether an Arrangement Contains a Lease	*2*
HKFRS – Int 5	Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds	*2*
HK (IFRIC) – Int 6	Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment	*3*
HK (IFRIC) – Int 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies	*4*
HK (IFRIC) – Int 8	Scope of HKFRS 2	*5*
HK (IFRIC) – Int 9	Reassessment of Embedded Derivatives	*6*

Notes:

1. Effective for annual periods beginning on or after 1 January 2007.
2. Effective for annual periods beginning on or after 1 January 2006.
3. Effective for annual periods beginning on or after 1 December 2005.
4. Effective for annual periods beginning on or after 1 March 2006.
5. Effective for annual periods beginning on or after 1 May 2006.
6. Effective for annual periods beginning on or after 1 June 2006.

3. CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Estimated impairment of property, plant and equipment

The Group evaluates whether items of property, plant and equipment have suffered any impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, in accordance with the stated accounting policy. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates.

Estimated useful lives of property, plant and equipment

Management determines the estimated useful lives and related depreciation charges for its property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions. It could change significantly as a result of technical innovations and competitor actions in response to severe industry cycles. Management will increase the depreciation charge where useful lives are less than previously estimated, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

Impairment loss of trade and other receivables

The Group's policy for doubtful receivables is based on the on-going evaluation of the collectability and aging analysis of the trade and other receivables and on management's judgments. Considerable judgment is required in assessing the ultimate realization of these receivables, including the current creditworthiness and the past collection history of each debtor, and the present values of the estimated future cash flows discounted at the effective interest rates. If the financial conditions of the Group's debtors were to deteriorate, resulting in an impairment of their ability to make payments, additional impairment loss of trade and other receivables may be required.

4. TURNOVER AND SEGMENT INFORMATION

Turnover represents amounts received and receivable from outside customers from sales of products during the year.

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

Business segments

	Provision of healthcare and medical checks services		Manufacturing and sales of garment		Trading of securities		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
TURNOVER	-	-	1,450	4,150	-	-	1,450	4,150
RESULTS								
Segment results	-	-	(37,497)	(11,241)	(1,345)	(9,088)	(38,842)	(20,329)
Unallocated corporate income and expenses							(3,097)	(5,330)
Loss on disposal of subsidiaries							-	(13)
Finance costs							(3,407)	(3,087)
Loss before taxation							(45,346)	(28,759)
Taxation							-	(10)
Loss for the year							(45,346)	(28,769)
ASSETS								
Segment assets	22,401	-	375	53,389	16,171	17,434	38,947	70,823
Unallocated assets							47,202	1,609
Total assets							86,149	72,432
LIABILITIES								
Segment liabilities	44,333	-	37,971	50,450	240	156	82,544	50,606
Unallocated liabilities							1,732	1,014
Total liabilities							84,276	51,620
OTHER INFORMATION								
Capital expenditure	12	-	-	909	-	-		
Depreciation of property, plant and equipment	-	-	1,355	1,618	-	-		
(Gain)/Loss on disposal of property, plant and equipment	-	-	(108)	7,498	-	-		
Impairment loss on property, plant and equipment	-	-	8,492	-	-	-		
Impairment loss on trade and other receivables	-	-	28,087	-	-	-		
Fair value loss on investments in securities	-	-	-	-	1,260	10,317		
Loss on disposal of listed securities	-	-	-	-	-	494		

Geographical segments

The Group's operations are located in the PRC including Hong Kong and Macau and its turnover is substantially derived in the PRC including Hong Kong and Macau and its assets are also substantially located in the PRC including Hong Kong and Macau. Accordingly, no analysis by geographical segment is presented.

5. OTHER OPERATING INCOME

	2006 *HK$'000*	2005 *HK$'000*
Interest income from bank deposits	233	41
Sundry income	–	578
Gain on disposal of property, plant and equipment	108	–
Write-back of liabilities	1,128	1,980
	1,469	2,599

6. LOSS BEFORE TAXATION

Loss before taxation has been arrived at after charging:	2006 *HK$'000*	2005 *HK$'000*
Staff costs		
– Directors' emoluments	273	945
– Other staff costs	1,001	1,858
– Other staff retirement benefits schemes contributions	54	205
	1,328	3,008
Depreciation of property, plant and equipment		
– Owned assets	1,355	1,581
– Leased assets	–	37
	1,355	1,618
Impairment loss on property, plant and equipment	8,492	–
Impairment loss on trade and other receivables *(Note 10)*	28,087	–
Loss on disposal of property, plant and equipment	–	7,498
Loss on disposal of listed securities	–	494
Operating lease rentals in respect of land and buildings	107	518
Auditors' remuneration	313	280
Cost of inventories expensed	1,381	5,010

7. FINANCE COSTS

	2006 *HK$'000*	2005 *HK$'000*
Other interest	–	1
Hire-purchase interest	–	35
Interest on short-term bank loans wholly repayable within five years	3,011	3,051
Interest on Convertible Notes I wholly repayable within five years	396	–
	3,407	3,087

8. TAXATION

No provision for Hong Kong profits tax has been made in the financial statements as the companies operating in Hong Kong did not have any assessable profits arising in Hong Kong for both the current and prior years. Taxation on overseas profits has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the countries in which the Group operates.

The taxation charge for the year can be reconciled to the loss before taxation per the income statement as follows:

	2006	2005
	HK$'000	*HK$'000*
Loss before taxation	**(45,346)**	(28,759)
Tax at Hong Kong profits tax rate of 17.5% (2005: 17.5%)	**(7,936)**	(5,033)
Tax effects of unrecognized tax losses	**7,936**	5,043
Tax charge for the year	**–**	10

No deferred tax liabilities have been recognized in the financial statements as the Group and the Company did not have material temporary differences as at 31 March 2006 and 2005.

A deferred tax asset has not been recognized in the financial statements in respect of tax losses available to offset future profits due to the uncertainty of future profit streams against which the asset can be utilized. As at 31 March 2006, the unprovided deferred tax asset of the Group is as follows:

	2006	2005
	HK$'000	*HK$'000*
Tax effect of temporary difference attributable to unutilized tax losses	**7,366**	7,366

The deductible temporary differences and unutilized tax losses do not expire under current tax legislation.

9. LOSS PER SHARE

The calculation of basic loss per share attributable to the equity holders of the Company is based on the loss for the year attributable to the equity holders of the Company of approximately HK$45,346,000 (2005: HK$28,769,000) and on the weighted average number of ordinary shares of approximately 924,520,000 (2005: 739,545,900).

For the year ended 31 March 2005, diluted loss per share is based on 751,985,225 ordinary shares which is the weighted average number of ordinary shares outstanding during the year, as adjusted for the effects of the vested options outstanding during the year.

For the year ended 31 March 2006, the computation of diluted loss per share did not assume the exercise of the Company's potential ordinary shares granted under the Company's share option scheme and the conversion rights attached to the Convertible Notes I since their exercises would result in a reduction in loss per share.

10. TRADE AND OTHER RECEIVABLES

	2006 HK$'000	2005 HK$'000
Trade receivables, with aged analysis		
0-60 days	–	508
61-90 days	–	70
Over 90 days	645	198
	645	776
Provision for impairment losses	(645)	(118)
Trade receivables, net	–	658
Loan receivable	26,869	41,005
Provision for impairment losses	(26,494)	–
Loan receivable, net	375	41,005
Other receivables:		
Deposit paid for acquisition of the Equipments	16,440	–
Rental and decoration deposits	1,900	–
Prepayments, deposits and other receivables	4,050	196
Other receivables, net	22,390	196
Total trade and other receivables	22,765	41,859

11. TRADE AND OTHER PAYABLES

	2006 HK$'000	2005 HK$'000
Trade payables, with aged analysis:		
0-60 days	–	72
61-90 days	60	34
Over 90 days	1,045	1,542
Total trade payables	1,105	1,648
Amount due to a director	–	23
Other payables and accruals	3,904	3,101
Trade and other payables	5,009	4,772

DIVIDENDS

The Board does not recommend the payment of any dividend.

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

The Group recorded a loss for the year of HK$45,346,000. Turnover decreased by 65% to approximately HK$1,450,000. The losses include impairment of approximately HK$36,579,000, which the management considers it necessary to recognize in the context of a substantial overhaul of the Group's business. The impairment is reflective of the market changes in the garment industry in which the Group operates and of management's decision to refine the Group's business focus to concentrate on more specialized niche markets, such as the health care market, so as to generate higher margins in the future. Impairment made serve to write down assets of the Group that management consider will not contribute within the refocused business. The process of restructuring the business, and efforts to strengthen the senior management, will continue throughout the current year.

Fair value loss on financial assets at fair value through profit or loss amounted to approximately HK$1,260,000 was recorded as the Group's investments in securities was not satisfactory due to the fluctuation of the market and securities prices.

During the year, the Company has completed several fund raising activities and thus the financial position of the Group are much strengthened. As at 31 March 2006, the Group had cash and bank balances of approximately HK$47,202,000 and investment in securities of approximately HK$16,170,000.

PROSPECTS

Looking forward, as interest rate is still on the rise and if coupled with other factors such as the possibility of outbreak of the bird flu, the market in the year 2006 may become more volatile. Thus the Group is cautious on the performance of both its securities investment and the garment business.

In the view of the increase in the public awareness of the importance of health in face of the epidemic diseases such as Acute Respiratory Syndrome (SARS) and bird flu in recent years, there is a potential public demand for health checks. The Group is establishing a one-stop day-time body health check centre for the provision of health check, advanced diagnostic imaging services, day care observation services and medical related services. In the health check centre there will be advanced medical technology equipment such as various diagnostic imaging systems and blood/disease testing equipments. The Centre will be located at Basement 2 of Majestic Centre, 348 Nathan Road, Kowloon, Hong Kong. Recruitment of expertise and staff and ordering of medical equipment for the health check centre has commenced since April 2006. It is anticipated that the health check centre will be opened by September 2006.

Sustained growth in PRC and economic integration with Hong Kong's economy will provide opportunities for investors. As a result, on 18 April 2006, the Group entered into a subscription agreement with Dr. Francis Choi Chee Ming for the formation of a JV company. The total investment of the Group in the JV company amounts to HK$21,000,000, representing 70% of the issued share capital of the JV Company. The JV company will be engaged in the business of healthcare and medical checks in the PRC.

LIQUIDITY AND FINANCIAL POSITIONS

As At 31 March 2006, shareholders' fund and net current assets of the Group amounted to HK$1,873,000 (2005: HK$20,812,000) and HK$46,135,000 (2005: HK$9,821,000) respectively.

As at 31 March 2006, the Group's bank balances and cash amounted to HK$47,202,000 (2005: HK$2,146,000). In view of the Group's bank balances and cash and net current assets, it is believed that the Group has sufficient resources to meet the foreseeable working capital demands and capital expenditure.

The monetary assets and liabilities and business transaction of the Group are mainly carried and conducted in Hong Kong dollars and Renminbi. The Group maintain a prudent strategy in its foreign exchange risk management, where foreign exchange risk are minimized via balancing the monetary assets versus monetary liabilities, and foreign exchange revenue versus foreign exchange expenditures.

CORPORATE GOVERNANCE

In the opinion of the Directors, the Company has complied with the code provisions set out in the Code on Corporate Governance Practices (the "Code") in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the year 31 March 2006.

Code Provision A.1.3, stipulates that notice of at least 14 days should be given of a regular board meeting. The board meets on a regular basis but certain meetings are held with shorter than 14 days notice to discuss matters with urgent nature.

Code Provision A.4.1 stipulates that non-executive directors should be appointed for specific terms. However, all the non-executive directors of the Company have not been appointed for specific terms but are subject to rotation and re-election at the annual general meeting in accordance with the Bye-laws of the Company.

AUDIT COMMITTEE

The audit committee currently comprises three independent non-executive directors, Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lo Chun Nga. The audit committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the audited consolidated financial statements for the year.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

There was no purchase, sale or redemption of the Company's securities by the Company or any of its subsidiaries during the year ended 31 March 2006.

PUBLICATION OF DETAILED ANNUAL RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

All the information required by paragraph 45 of Appendix 16 off the Listing Rules will be published on the website of the Stock Exchange in due course.

As at the date of this announcement, the Board comprises five executive directors, namely Mr. Chi Chi Hung, Kenneth, Mr. Cho Kwai Yee, Kevin, Ms. Choi Ka Yee, Crystal, Mr. Siu Kam Chau and Dr. Fung Yiu Tong, Bennet and three independent non-executive directors namely Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lo Chun Nga.

By order of the board of directors of
Town Health Medical Technology Holdings Company Limited
Chi Chi Hung, Kenneth
Chairman

Hong Kong, 28 June 2006

* *For identification purposes only*

"Please also refer to the published version of this announcement in China Daily"

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities mentioned herein.

Town Health Medical Technology Holdings Company Limited

(康健醫療科技控股有限公司)*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

MONTHLY ANNOUNCEMENT IN RESPECT OF THE CONVERTIBLE NOTES I

Reference is made to the Company's announcements dated 9 December 2005 and 6 March 2006 (the "Announcements"). Reference is also made to the Company's latest monthly announcement dated 5 June 2006. The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I.

Reference is made to the Company's announcements dated 9 December 2005 and 6 March 2006 (the "Announcements"). Reference is also made to the Company's latest monthly announcement dated 5 June 2006. The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I. Unless the context herein otherwise requires, terms used in this announcement shall have the same meanings as in the Announcements.

The Directors would like to report that no conversion of the Convertible Notes I had been made by the holders thereof during the month of June 2006.

Information regarding the total issued share capital of the Company as at 1 June 2006 and 30 June 2006 are set out below:

	Issued Share Capital *HK$*	Number of Shares
As at 1 June 2006	11,595,168.53	1,159,516,853
As at 30 June 2006	11,595,168.53	1,159,516,853

This announcement is only released through the web-site of The Stock Exchange of Hong Kong Limited and no publication in the newspapers is made.

As at the date of this announcement, the Board comprises five executive directors, namely Mr. Chi Chi Hung, Kenneth, Mr. Cho Kwai Yee, Kevin, Ms. Choi Ka Yee, Crystal, Mr. Siu Kam Chau and Dr. Fung Yiu Tong, Bennet and three independent non-executive directors namely Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lo Chun Nga.

By order of the Board
Town Health Medical Technology Holdings Company Limited
Siu Kam Chau
Director

Hong Kong, this 3rd day of July, 2006

* *For identification purpose only*

TH MEDICAL TECH<00397> - Suspension of Trading

At the request of Town Health Medical Technology Holdings Company Limited (the "Company"), trading in its shares has been suspended with effect from 10:08 a.m. today (19/7/2006) pending the release of an announcement in relation to non legally binding letter of intent.

Town Health Medical Technology Holdings Company Limited

(康健醫療科技控股有限公司)*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

LETTER OF INTENT
AND
SUSPENSION AND RESUMPTION OF TRADING

On 18 July 2006, the Company entered into a non-legally binding letter of intent with the Vendor, pursuant to which the Company may acquire from the Vendor a 50% of the issued share capital in the Target Company which is principally engaged in the business of medical diagnostic services.

The Proposed Shares Acquisition is conditional upon (i) the finalization and execution of the formal legally binding but conditional sale and purchase agreement (the "Formal Agreement"); (ii) the pre-emption rights owned by the other shareholder in the Target Company has been waived; and (iii) all necessary consents, approvals and authorizations having been obtained by the Company.

Pursuant to the terms of the Letter of Intent, the Proposed Shares Acquisition is subject to, among other things, the satisfaction of the Due Diligence Review to the Company and the negotiation and finalization of the terms and conditions in relation thereof. **Accordingly, the Proposed Acquisition may or may not be consummated.**

Shareholders should note that the Letter of Intent may or may not lead to any agreement and the Proposed Shares Acquisition may or may not proceed. No formal agreement in relation to the Letter of Intent has been entered into as at the date of this announcement. It is the common intention of the Vendor and the Company to negotiate in good faith the terms of the Proposed Shares Acquisition with a view to (i) commencing Due Diligence Review within 30 days after the date of the Letter of Intent; (ii) reaching commercial agreement and signing the Formal Agreement no later than 60 days after the date of the Letter of Intent (the "Long Stop Date"); and (iii) completing the Proposed Shares Acquisition not later than 60 days from the date of signing the Formal Agreement. The Company and the Vendor may extend the Long Stop Date but only upon their mutual agreement in writing. **As the Proposed Shares Acquisition may and may not proceed, Shareholders and investors are advised to exercise caution when dealing in the Shares.**

This announcement is made pursuant to Rule 13.09 of the Listing Rules. Should the Proposed Shares Acquisition constitute any notifiable transaction under Chapter 14 of the Listing Rules, a further announcement will be made by the Company in compliance with the Listing Rules.

At the request of the Company, trading in the Shares was suspended with effect from 10:08 a.m. on 19 July 2006 pending the release of this announcement. Application has been made by the Company for the resumption of trading in the Shares with effect from 9:30 a.m. on 20 July 2006.

On 18 July 2006, the Company entered into a non-legally binding letter of intent with the Vendor, pursuant to which the Company may acquire from the Vendor a 50% of the issued share capital in the Target Company which is principally engaged in the business of medical diagnostic services.

Letter of Intent

Date:	18 July 2006
Parties:	the Company; and the Vendor
Consideration:	the basis of consideration and purchase price are subject to, among other things, further negotiation and finalization and will be fixed with terms satisfactory to the Company and the Vendor

Subject matter:50% of the issued share capital in the Target Company

Conditions

Pursuant to the shareholders agreement entered into between the Vendor and the other shareholder in the Target Company, each of the Vendor and other shareholder has the (i) pre-emption rights to acquire shares in the Target Company to be disposed by the other shareholder; and (ii) tag-along rights to require the successor(s) of the shares in the Target Company to acquire the shares held by the other shareholder shareholder at the same price and at the same time.

The Proposed Shares Acquisition is conditional upon (i) the finalization and execution of the Formal Agreement; (ii) the pre-emption rights owned by the other shareholder in the Target Company has been waived; and (iii) all necessary consents, approvals and authorizations having been obtained by the Company.

The Company confirms that the Vendor (and its ultimate beneficial owner), which holds 50% shareholding interest in the Target Company, is not connected with the Company, the directors, chief executive, substantial shareholders of the Company, its subsidiaries and their respective associates (as defined in the Listing Rules).

Pursuant to the terms of the Letter of Intent, the Proposed Shares Acquisition is subject to, among other things, the satisfaction of the Due Diligence Review to the Company and the negotiation and finalization of the terms and conditions in relation thereof. **Accordingly, the Proposed Acquisition may or may not be consummated.**

Shareholders should note that the Letter of Intent may or may not lead to any agreement and the Proposed Shares Acquisition may or may not proceed. No formal agreement in relation to the Letter of Intent has been entered into as at the date of this announcement. It is the common intention of the Vendor and the Company to negotiate in good faith the terms of the Proposed Shares Acquisition with a view to (i) commencing Due Diligence Review within 30 days after the date of the Letter of Intent; (ii) reaching commercial agreement and signing the Formal Agreement no later than 60 days after the date of the Letter of Intent (the "Long Stop Date"); and (iii) completing the Proposed Shares Acquisition not later than 60 days from the date of signing of the Formal Agreement. The Company and the Vendor may extend the Long Stop Date but only upon their mutual agreement in writing. **As the Proposed Shares Acquisition may and may not proceed, Shareholders and investors are advised exercise caution when dealing in the Shares.**

This announcement is made pursuant to Rule 13.09 of the Listing Rules. Should the Proposed Shares Acquisition constitute any notifiable transaction under Chapter 14 of the Listing Rules, a further announcement will be made by the Company in compliance with the Listing Rules.

General

As at the date of this announcement, the Board comprises five executive directors, namely Mr. Chi Chi Hung, Kenneth, Mr. Cho Kwai Yee, Kevin, Ms. Choi Ka Yee, Crystal, Mr. Siu Kam Chau and Dr. Fung Yiu Tong, Bennet and three independent non-executive directors namely Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lo Chun Nga.

Suspension and Resumption of Trading

At the request of the Company, trading in the Shares was suspended with effect from 10:08 a.m. on 19 July 2006 pending the release of this announcement. Application has been made by the Company for the resumption of trading in the Shares with effect from 9:30 a.m. on 20 July 2006.

DEFINITIONS

The following words and phrases used in this announcement have the following meaning:

"associate(s)"	has the meaning ascribed to it in the Listing Rules
"Company"	Town Health Medical Technology Holdings Company Limited, a company incorporated in Bermuda with limited liability and the issued Shares of which are listed on the Stock Exchange
"Directors"	directors of the Company
"Due Diligence Review"	a due diligence review of the financial condition, assets, business and relevant information of and relating to the Target Company and its subsidiaries to the satisfaction of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Letter of Intent"	a non-legally binding letter of intent dated 18 July 2006, entered into between the Vendor and the Company for the Proposed Shares Acquisition
"Listing Rules"	the Rules Governing the Listing Securities on the Stock Exchange
"Proposed Shares Acquisition"	the proposed requisition by the Company from the Vendor of 50% of the issued share capital in the Target Company
"Share(s)"	ordinary share(s) of HK$0.01 each in the existing share capital of the Company
"Shareholder(s)"	holder(s) of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Target Company"	a company incorporated in Hong Kong and principally engaged in the business of medical diagnostic services
"Vendor"	a company (and its ultimate beneficial owner) which holds 50% shareholding interest in the Target Company and is not connected with the Company, the directors, chief executive & substantial shareholders of the Company, its subsidiaries and their respective associates (as defined under the Listing Rules)
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

By Order of the Board
Town Health Medical Technology Holdings Company Limited
Chi Chi Hung, Kenneth
Chairman

Hong Kong, 19 July 2006

* *For identification purposes only*

"Please also refer to the published version of this announcement in China Daily"

(000)

TOWN HEALTH MEDICAL TECHNOLOGY HOLDINGS COMPANY LIMITED
(康健醫療科技控股有限公司*)

(incorporated in Bermuda with limited liability)

(Stock Code: 397)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of Town Health Medical Technology Holdings Company Limited (the "**Company**") will be held at Shop No. 3, Level 3, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong on Thursday, 31 August 2006 at 9:00 a.m. to transact the following ordinary business:

1. to receive and consider the audited consolidated financial statements and reports of the directors (the "Directors") and auditors of the Company for the year ended 31 March 2006;

2. to re-elect Directors and to authorise the board of Directors to fix the Directors' remuneration;

3. to re-appoint auditors and to authorise the board of Directors to fix their remuneration;

4. to consider, as special business and, if thought fit, pass the following resolution as a special resolution:

   "**THAT** the bye-laws (the "**Bye-Laws**") of the Company be and are hereby amended in the following manner:

   (a) Bye-Law 1(A)

   by adding the following new definition of "Designated Stock Exchange" in Bye-Law 1(A)

   ""Designated Stock Exchange" shall mean a stock exchange in respect of the shares of the Company are listed or quoted and where such stock exchange deems such listing or quotation to be the primary listing or quotation of the shares of the Company;"

   (b) Bye-Law 70

   by deleting the existing Bye-Law 70 in its entirety and substituting therefor the following new Bye-Law 70:

   "70. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless voting by way of a poll is required by the rules of the Designated Stock Exchange or (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded. A poll may be demanded by:

   (i) the Chairman of the meeting; or

(ii) at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(iii) any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less then one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of proceedings of meetings of the Company shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favour or against such resolution."

(c) Bye-Law 70A

by adding a new Bye-Law 70A immediately after the existing Bye-Law 70:

"70A. If required by the rules of the Designated Stock Exchange, the Chairman of the meeting and/or any Director holding the proxies shall demand a poll, if such aggregate proxies held individually or collectively by the Chairman of a particular meeting, and/or the Directors, account for five (5) per cent or more of the total voting rights at that meeting, and if on a show of hands in respect of any resolution, the meeting votes in the opposite manner to that instructed in those proxies."

(d) Bye-Law 97

by deleting the existing Bye-Law 97(A)(vi) in its entirety and substituting therefor the following new Bye-Law 97(A)(vi):

"(vi) if he shall be removed from office by an Ordinary Resolution of the Company under Bye-Law 104."

(e) Bye-Law 102

by deleting the existing Bye-Law 102 in its entirety and substituting therefor the following new Bye-Law 102:

"102.(A) The Company may from time to time in general meeting by Ordinary Resolution elect any person to be a Director either to fill a casual vacancy or as an additional Director to the Board. Any Director so appointed shall hold office only until the next following general meeting of the Company and shall then be eligible for re-election at the meeting but shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at such meeting.

(B) The Board shall have power from time to time and at any time to appoint any person as a Director either to fill a causal vacancy or as an addition to the Board but so that the number of Directors so appointed shall not exceed the maximum number determined from time to time by the members in general meeting. Any Director so appointed shall hold office only until the next following general meeting of the Company and shall then be eligible for re-election at the meeting but shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at such meeting."

(f) Bye-Law 104

(i) by deleting the existing Bye-Law 104 in its entirety and substituting therefor the following new Bye-Law 104:

"104. The Company may by Ordinary Resolution remove any Director (including a Managing Director or other Executive Director) before the expiration of his period of office notwithstanding anything in these Bye-Laws or in any agreement between the Company and such Director (but without prejudice to any claim which such Director may have for damages for any breach of any contract between him and the Company) and may elect another person in his stead. Any person so elected shall hold office only until the next following general meeting of the Company and shall then be eligible for re-election at such meeting, but shall not be taken into account in determining the Directors who are to retire by rotation at such meeting."

(ii) by deleting the marginal note to the existing Bye-Law 104 in its entirety and substituting therefor the following new marginal note:

"Power to remove Director by Ordinary Resolution""

and, as special business and, if thought fit, passing the following resolutions as ordinary resolutions:

5. "**THAT**:

(a) subject to paragraph (c) below, pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**"), the exercise by the directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and deal with unissued Shares and to make or grant offers, agreements and options, including warrants to subscribe for Shares, which might require the exercise of such powers be and the same is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period (as defined below) to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period (as defined below);

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to options or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as defined below); or (ii) the exercise of any options granted under the share option scheme of the Company; or (iii) any scrip dividend or similar arrangements providing for the allotment and issue of Shares in lieu of the whole or part of a dividend on Shares in accordance with the bye-laws of the Company in force from time to time; or (iv) any issue of Shares upon the exercise of rights of subscription or conversion under the terms of any warrants of the Company or any securities which are convertible into Shares, shall not exceed the aggregate of:

(aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution; and

(bb) (provided that resolution no. 6 is passed) the nominal amount of any share capital of the Company repurchased by the Company subsequent to the passing of this resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution),

and the authority pursuant to paragraph (a) of this resolution shall be limited accordingly; and

(d) for the purposes of this resolution:

"**Relevant Period**" means the period from the date of the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable laws of Bermuda to be held; and

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the directors of the Company by this resolution;

"**Rights Issue**" means an offer of Shares, or offer or issue of warrants, options or other securities giving rights to subscribe for Shares open for a period fixed by the directors of the Company to holders of Shares on the register on a fixed record date in proportion to their then holdings of Shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements, or having regard to any restrictions or obligations under the laws of, or the requirements of, or the expense or delay which may be involved in determining the existence or extent of any restrictions or obligations under the laws of, or the requirements of, any jurisdiction outside Hong Kong or any recognised regulatory body or any stock exchange outside Hong Kong)."

6. "**THAT**:

(a) the exercise by the directors of the Company during the Relevant Period (as defined below) of all powers of the Company to purchase the Shares on the Stock Exchange or any other stock exchange on which the Shares may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for such purpose, and otherwise in accordance with the rules and regulations of the Securities and Futures Commission, the Stock Exchange and all other applicable laws in this regard, be and the same is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased by the Company pursuant to the approval in paragraph (a) during the Relevant Period (as defined below) shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this resolution and the authority pursuant to paragraph (a) of this resolution shall be limited accordingly; and

(c) for the purposes of this resolution, "**Relevant Period**" means the period from the date of the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any other applicable law of Bermuda to be held; and

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the directors of the Company by this resolution."

7. "**THAT** subject to the ordinary resolutions nos. 5 and 6 above being duly passed, the unconditional general mandate granted to the directors of the Company to exercise the powers of the Company to allot, issue and deal with unissued Shares pursuant to resolution no. 5 above be and is hereby extended by the addition thereon of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this resolution, provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the issued Shares on the date of the passing of resolution no. 6."

Yours faithfully,
For and on behalf of the board of Directors of
Town Health Medical Technology Holdings Company Limited
Chi Chi Hung, Kenneth
Chairman

Hong Kong, 28 July 2006

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal place of business in Hong Kong:
Shop 2B & 2C, Level 1
Hilton Plaza Commercial Centre
3-9 Shatin Centre Street
Shatin, New Territories
Hong Kong

Notes:

1. A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxy to attend and, subject to the provisions of the bye-laws of the Company, vote in his stead. A proxy need not be a member of the Company.

2. In order to be valid, the form of proxy must be deposited together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, at the offices of the Company's branch registrar and transfer office in Hong Kong, Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time for holding the meeting or adjourned meeting.

3. In relation to the proposed resolution no. 2 above, Mr. Cho Kwai Yee, Kevin, Ms. Choi Ka Yee, Crystal, Mr. Siu Kam Chau, Dr. Fung Yiu Tong, Bennet, Mr. Lo Chun Nga and Mr. Chan Chi Yuen will retire from their offices of Directors at the above meeting pursuant to bye-laws 99 and 102 of the bye-laws of the Company and, being eligible, they will offer themselves for re-election.

4. The bye-laws of the Company are written in English. There is no official Chinese translation in respect thereof. Therefore, the Chinese version of the proposed resolution no. 4 above on amendments of the bye-laws of the Company is purely a translation only. Should there be any discrepancy, the English version shall prevail.

5. In relation to the proposed resolutions nos. 5 and 7 above, approval is being sought from the shareholders for the grant to the Directors of a general mandate to authorise the allotment and issue of shares of the Company under the Listing Rules. The Directors have no immediate plans to issue any new shares of the Company which may fall to be issued under the share option scheme of the Company or any scrip dividend scheme which may be approved by shareholders.

6. In relation to the proposed resolution no. 6 above, the Directors wish to state that they will exercise the powers conferred thereby to repurchase shares of the Company in circumstances which they deem appropriate for the benefit of the shareholders. An explanatory statement containing the information necessary to enable the shareholders to make an informed decision to vote on the proposed resolution as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited is set out in Appendix I to the circular sent to the shareholders on 28 July 2006.

As at the date of this announcement, the Board comprises five executive directors, namely Mr. Chi Chi Hung, Kenneth, Mr. Cho Kwai Yee, Kevin, Ms. Choi Ka Yee, Crystal, Mr. Siu Kam Chau and Dr. Fung Yiu Tong, Bennet and three independent non-executive directors namely Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lo Chun Nga.

* *For identification purpose only.*

"Please also refer to the published version of this announcement in China Daily"

Town Health Medical Technology Holdings Company Limited

(康健醫療科技控股有限公司)*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

MONTHLY ANNOUNCEMENT IN RESPECT OF THE CONVERTIBLE NOTES I

Reference is made to the Company's announcements dated 9 December 2005 and 6 March 2006 (the "Announcements"). Reference is also made to the Company's latest monthly announcement dated 3 July 2006. The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I.

Reference is made to the Company's announcements dated 9 December 2005 and 6 March 2006 (the "Announcements"). Reference is also made to the Company's latest monthly announcement dated 3 July 2006. The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I. Unless the context herein otherwise requires, terms used in this announcement shall have the same meanings as in the Announcements.

The Directors would like to report that no conversion of the Convertible Notes I had been made by the holders thereof during the month of July 2006.

Information regarding the total issued share capital of the Company as at 1 July 2006 and 31 July 2006 are set out below:

	Issued Share Capital *HK$*	Number of Shares
As at 1 July 2006	11,595,168.53	1,159,516,853
As at 31 July 2006	11,595,168.53	1,159,516,853

This announcement is only released through the web-site of The Stock Exchange of Hong Kong Limited and no publication in the newspapers is made.

As at the date of this announcement, the Board comprises five executive directors, namely Mr. Chi Chi Hung, Kenneth, Mr. Cho Kwai Yee, Kevin, Ms. Choi Ka Yee, Crystal, Mr. Siu Kam Chau and Dr. Fung Yiu Tong, Bennet and three independent non-executive directors namely Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lo Chun Nga.

By order of the Board
Town Health Medical Technology Holdings Company Limited
Siu Kam Chau
Director

Hong Kong, this 1st day of August, 2006

* *For identification purpose only*

If you are in doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of HK$0.01 each in the capital of Town Health Medical Technology Holdings Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or the transfer was effected for transmission to the purchaser or the transferee.

TOWN HEALTH MEDICAL TECHNOLOGY HOLDINGS COMPANY LIMITED

(康健醫療科技控股有限公司*)

(incorporated in Bermuda with limited liability)

(Stock Code: 397)

(1) PROPOSED GRANT OF GENERAL MANDATES TO ISSUE NEW SHARES AND REPURCHASE BY THE COMPANY OF ITS OWN SHARES; (2) PROPOSED RE-ELECTION OF DIRECTORS; (3) PROPOSED AMENDMENTS TO THE BYE-LAWS OF THE COMPANY; AND (4) NOTICE OF ANNUAL GENERAL MEETING

A notice convening an annual general meeting of the Company to be held at Shop No. 3, Level 3, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong on Thursday, 31 August 2006 at 9:00 a.m. is set out on pages 16 to 22 of this circular. A form of proxy for use at the annual general meeting is enclosed with this circular. Such form of proxy is also published on the website of The Stock Exchange of Hong Kong Limited at www.hkex.com.hk.

Whether or not you are able to attend the annual general meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and deposit the same at the offices of the Company's branch share registrar and transfer office in Hong Kong, Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the annual general meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the annual general meeting or any adjournment thereof should you so wish.

* *For identification purpose only*

28 July 2006

CONTENTS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"AGM"	the annual general meeting of the Company to be convened and held to consider and, if thought fit, to approve, among other things, the proposed grant of the General Mandate and the Repurchase Mandate, the proposed re-election of Directors and the proposed amendments to the Bye-Laws
"associate"	has the meaning ascribed to this term under the Listing Rules
"Board"	the board of Directors
"Bye-Laws"	the bye-laws of the Company, and **"Bye-Law"** shall mean a bye-law of the Bye-Laws
"CG Code"	the Code on Corporate Governance Practices contained in Appendix 14 of the Listing Rules
"Company"	Town Health Medical Technology Holdings Company Limited, a company incorporated in Bermuda with limited liability and the issued Shares of which are listed on the main board of the Stock Exchange
"Companies Act"	the Companies Act 1981 as amended from time to time
"Directors"	the directors of the Company
"General Mandate"	the general mandate proposed to be granted to the Directors at the AGM to issue further new Shares not exceeding 20% of the issued share capital of the Company at the date of the passing of such resolution
"Group"	the Company and all of its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	25 July 2006, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained in this circular

"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Repurchase Mandate"	the repurchase mandate proposed to be granted to the Directors at the AGM to repurchase up to 10% of the issued share capital of the Company at the date of the passing of such resolution
"SFO"	the Securities and Futures Ordinance (Chapter 571 of Laws of Hong Kong)
"Share(s)"	ordinary share(s) of HK$0.01 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"%"	per cent.

TOWN HEALTH MEDICAL TECHNOLOGY HOLDINGS COMPANY LIMITED
(康健醫療科技控股有限公司*)

(incorporated in Bermuda with limited liability)

(Stock Code: 397)

Executive Directors:
Mr. Chi Chi Hung, Kenneth *(Chairman)*
Mr. Cho Kwai Yee, Kevin
Ms. Choi Ka Yee, Crystal
Mr. Siu Kam Chau
Dr. Fung Yiu Tong, Bennet

Independent non-executive Directors:
Mr. Chun Jay
Mr. Chan Chi Yuen
Mr. Lo Chun Nga

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal place of business in Hong Kong:
Shop 2B & 2C, Level 1
Hilton Plaza Commercial Centre
3-9 Shatin Centre Street
Shatin, New Territories
Hong Kong

28 July 2006

To the Shareholders

Dear Sir or Madam,

**(1) PROPOSED GRANT OF GENERAL MANDATES TO ISSUE NEW SHARES AND REPURCHASE OF ITS OWN SHARES;
(2) PROPOSED RE-ELECTION OF DIRECTORS;
(3) PROPOSED AMENDMENTS TO THE BYE-LAWS OF THE COMPANY; AND
(4) NOTICE OF THE ANNUAL GENERAL MEETING**

INTRODUCTION

At the AGM to be held at Shop No. 3, Level 3, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories on Thursday, 31 August 2006 at 9:00 a.m., resolutions will be proposed, among other matters:

(a) to re-elect the Directors;

(b) to amend the Bye-Laws;

* *For identification purpose only*

(c) to grant the General Mandate to the Directors;

(d) to grant the Repurchase Mandate to the Directors; and

(e) to increase the number of Shares to be allotted and issued under the General Mandate by an additional number representing such number of Shares repurchased under the Repurchase Mandate.

The purpose of this circular is to provide you with information in relation to the resolutions to be proposed at the AGM for the grant of the General Mandate and the Repurchase Mandate, the re-election of Directors and the amendments to the Bye-Laws, and to give you the notice of the AGM.

GENERAL MANDATE AND REPURCHASE MANDATE

The General Mandate and the Repurchase Mandate shall be effective until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company; or

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws, or any other applicable law of Bermuda to be held; or

(c) the passing of an ordinary resolution by the Shareholders in general meeting revoking or varying the authority given to the Directors.

Under the Listing Rules, the Company is required to give to the Shareholders all information which is reasonably necessary to enable Shareholders to make an informed decision as to whether to vote for or against the resolution to renew the grant to the Directors of the Repurchase Mandate. The explanatory statement required by the Listing Rules to be included in this circular is set out in Appendix I.

General Mandate

The Company has an aggregate of 1,159,516,853 Shares in issue as at the Latest Practicable Date. Subject to the passing of the proposed resolution for the approval of the General Mandate and in accordance with the terms therein, the Company would be allowed to allot and issue up to a maximum of 231,903,370 Shares, representing 20% of the aggregate nominal amount of the issued Shares at the time of the passing of the resolution approving the General Mandate on the basis that no further Shares will be issued or repurchased by the Company prior to the AGM.

The Directors have no immediate plans to issue any new Shares other than any Shares which may fall to be issued under the share option scheme or any scrip dividend scheme which may be approved by the Shareholders.

Repurchase Mandate

On pages 16 to 22 of this circular is the notice of the AGM. At the AGM, and as part of the special business of the AGM, an ordinary resolution will be proposed to grant the Repurchase Mandate to the Directors.

RE-ELECTION OF DIRECTORS

According to Bye-Law 102, any Director appointed as an addition to the existing Board shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election. According to Bye-Law 99, one-third of the Directors for the time being, or if their number is not three or a multiple of three, then the number nearest one-third shall retire from office by rotation at every annual general meeting except any Director who holds office as chairman of the Board or managing Director. A retiring Director shall be eligible for re-election.

In accordance with Bye-Law 102, Mr. Cho Kwai Yee, Kevin, Ms. Choi Ka Yee, Crystal, Mr. Siu Kam Chau, Dr. Fung Yiu Tong, Bennet and Mr. Lo Chun Nga shall retire from their offices at the AGM. Being eligible, Mr. Cho Kwai Yee, Kevin, Ms. Choi Ka Yee, Crystal, Mr. Siu Kam Chau, Dr. Fung Yiu Tong, Bennet will offer themselves for re-election as executive Directors and Mr. Lo Chun Nga will offer himself for re-election as independent non-executive Director. At the AGM, an ordinary resolution will be proposed to re-elect each of Mr. Cho Kwai Yee, Kevin, Ms. Choi Ka Yee, Crystal, Mr. Siu Kam Chau, Dr. Fung Yiu Tong, Bennet as executive Director and Mr. Lo Chun Nga as independent non-executive Director.

In accordance with Bye-Law 99, Mr. Chan Chi Yuen shall retire from his office as independent non-executive Director by rotation. Being eligible, Mr. Chan Chi Yuen will offer himself for re-election as independent non-executive Director.

Particulars relating to each of Mr. Cho Kwai Yee, Kevin, Ms. Choi Ka Yee, Crystal, Mr. Siu Kam Chau, Dr. Fung Yiu Tong, Bennet, Mr. Lo Chun Nga and Mr. Chan Chi Yuen are set out in Appendix III to this circular.

AMENDMENTS TO THE BYE-LAWS

The Listing Rules have been amended by the Stock Exchange by replacing the Code of Best Practices in Appendix 14 with the new CG Code and adding a new Appendix 23 on the requirements for a Corporate Governance Report to be included in annual reports of listed issuers. Subject to certain transitional arrangements, the amendments took effect on 1 January 2005. Further amendments have been made to the Listing Rules with effect from 1 March 2006 requiring that, among other matters, the Bye-Laws shall provide that Directors may be removed at any time by ordinary resolution of the Shareholders.

The Directors therefore propose to put forward to the Shareholders for approval of a special resolution to amend the Bye-Laws at the AGM. The amendments are to bring the current Bye-Laws in line with, including but not limited to, (i) paragraph E.2.1 of the CG Code which provides, among other things, that if the aggregate proxies held by the chairman of a particular general meeting and/or the Directors account for 5% or more of the total voting rights at the meeting, and if on a show of hands in respect of any resolution, the meeting votes in the opposite manner to that instructed in those proxies, the chairman of the general meeting and/or any Director holding proxies as aforesaid shall demand a poll, unless it is apparent from the total proxies held by those persons that a vote taken on a poll will not reverse the vote taken on a show of hands; and (ii) paragraph 4(3) of Appendix 3 to the Listing Rules which provides that any Directors may be removed by ordinary resolution in general meeting before the expiration of his period of office.

Based on the advice from the Bermuda legal counsel, no amendment will be made to the Bye-Laws to comply with paragraph A.4.2 of the CG Code which requires that every Director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years and all Directors appointed to fill a casual vacancy should be subject to election by the Shareholders at the first general meeting after their appointment, as the chairman and managing Director of the Company are exempted from the requirement of retirement by rotation under section 4(e) of Recor (Holdings) Limited Company Act, 1992 which is applicable to the Company. In view of the above and in order to comply with paragraph A.4.2 of the CG Code, the chairman and the managing Director will retire on a voluntary basis in future notwithstanding the provision of the Bye-Laws.

The proposed amendments to Bye-Laws are stated in the proposed special resolution no. 4 in the notice convening the AGM as set out on pages 16 to 22 of this circular.

ACTION TO BE TAKEN

Whether or not you intend to attend the AGM, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon not less than 48 hours before the time appointed for holding the AGM or any adjournment thereof. The completion and return of a form of proxy will not preclude you from attending and voting at the AGM or any adjournment thereof in person if you so wish.

RECOMMENDATION

The Directors believe that the proposed grant of the General Mandate and the Repurchase Mandate, the proposed re-election of Directors and the proposed amendments to the Bye-Laws are in the best interests of the Company and the Shareholders as a whole and recommend the Shareholders to vote in favour of the above resolutions to be proposed at the AGM.

The Repurchase Mandate may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets value of the Company and its net assets and/or earnings per Share and will only be made when the Directors believe that a repurchase of Shares will benefit the Company and the Shareholders as a whole.

An exercise of the Repurchase Mandate in full could have a material adverse impact on the working capital and gearing position of the Company compared with that as at 31 March 2006, being the date of its latest published audited consolidated accounts. The Directors do not, however, intend to make any repurchase in circumstances that would have a material adverse impact on the working capital or gearing position of the Company.

The Directors believe that an exercise of the General Mandate to allot and issue new Shares will enable the Company to take advantage of market conditions to raise additional capital for and/or as a means of payment by the Company.

GENERAL

Your attention is drawn to the information set out in the appendices to this Circular.

Yours faithfully,
For and on behalf of the board of Directors of
Town Health Medical Technology Holdings Company Limited
Chi Chi Hung, Kenneth
Chairman

This Appendix serves as an explanatory statement, as required by the Listing Rules, to provide requisite information to you for your consideration of the Repurchase Mandate.

1. REPURCHASE OF SECURITIES FROM CONNECTED PARTIES

The Listing Rules prohibit a company from knowingly purchasing securities on the Stock Exchange from a "connected person", that is, a director, chief executive or substantial shareholder of the Company or any of its subsidiaries or their respective associates and a connected person is prohibited from knowingly selling his/her/its securities to the Company.

No connected person of the Company has notified the Company that he/she/it has a present intention to sell any Shares to the Company nor has any such connected person undertaken not to sell any of the Shares held by him/her/it to the Company in the event that the Repurchase Mandate is passed.

2. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,159,516,853 fully paid Shares.

Subject to the passing of the proposed resolution for the approval of the Repurchase Mandate and on the basis that no further Shares are issued or repurchased by the Company prior to the AGM, the Company will be allowed under the Repurchase Mandate to repurchase a maximum of 115,951,685 Shares.

3. REASONS FOR THE REPURCHASE

The Directors believe that the Repurchase Mandate is in the best interests of the Company and the Shareholders as a whole. An exercise of the Repurchase Mandate may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets per Share and/or earnings per Share and will only be made when the Directors believe that a repurchase will benefit the Company and the Shareholders as a whole.

4. FUNDING OF REPURCHASES

Pursuant to the Repurchase Mandate, repurchases would be funded entirely from the Company's available cash flow or working capital facilities which will be funds legally available under the laws of Bermuda and the memorandum of association and the bye-laws of the Company for such purpose.

An exercise of the Repurchase Mandate in full could have a material adverse impact on the working capital and gearing position of the Company compared with that as at 31 March 2006, being the date of its latest published audited consolidated accounts. The Directors do not, however, intend to make any repurchase in circumstances that would have a material adverse impact on the working capital or gearing position of the Company.

5. SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange in each of the previous twelve calendar months were as follows:

	Highest *HK$*	Lowest *HK$*
2005		
July	0.072	0.046
August	0.055	0.043
September	0.060	0.040
October	0.055	0.032
November	0.052	0.040
December	0.163	0.080
2006		
January	0.110	0.099
February	0.130	0.102
March	0.124	0.100
April	0.142	0.115
May	0.126	0.102
June	0.121	0.102
July (up to the Latest Practicable Date)	0.110	0.101

6. DISCLOSURE OF INTERESTS AND MINIMUM PUBLIC HOLDING

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell to the Company or its subsidiaries any of the Shares in the Company if the Repurchase Mandate is approved at the AGM and exercised.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Mandate in accordance with the Listing Rules and applicable laws of Bermuda.

If a Shareholder's proportionate interest in the voting rights of the Company increases on the Company exercising its powers to repurchase Shares pursuant to the Repurchase Mandate, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code. As a result, a Shareholder or group of Shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, the following Shareholders are interested in more than 5% of the Shares then in issue:

Name	Number of Shares	Percentage holding
Central View International Limited *(Note 2)*	100,000,000	8.62%
Ms. Choi Ka Yee, Crystal *(Note 2)*	100,000,000	8.62%
Kingston Securities Limited *(Note 3)*	292,688,825	25.24%
Mrs. Chu Yuet Wah *(Note 3)*	292,688,825	25.24%
Mr. Lee Wai Man *(Note 4)*	300,188,825	25.89%
Ms. Ma Siu Fong *(Note 4)*	300,188,825	25.89%

Notes:

1. All the Shares are held in long position.

2. Ms. Choi Ka Yee, Crystal is taken to be interested in the underlying Shares in which Central View International Limited, a company wholly-owned by her, holds an interest.

3. Kingston Securities Limited is owned as to 49% by Ms. Ma Siu Fong and as to 51% by Mrs. Chu Yuet Wah. Mrs. Chu Yuet Wah is taken to be interested in the underlying Shares in which Kingston Securities Limited holds an interest.

4. These Shares represent: (i) the 292,688,825 Shares held by Kingston Securities Limited and taken to be interested by Ms. Ma Siu Fong; and (ii) the 7,500,000 Shares beneficially owned by Mr. Lee Wai Man who is the husband of Ms. Ma Siu Fong. Mr. Lee Wai Man is therefore deemed to be interested in the underlying Shares in which Ms. Ma Siu Fong is deemed to hold interest. Ms. Ma Siu Fong is deemed to be interested in the Shares in which Mr. Lee Wai Man holds an interest.

In the event that the Directors exercise in full the power to repurchase Shares in accordance with the Repurchase Mandate, the total interests of the above Shareholders in the Shares would be increased to:

Name	Percentage holding
Central View International Limited	9.58%
Ms. Choi Ka Yee, Crystal	9.58%
Kingston Securities Limited	28.04%
Mrs. Chu Yuet Wah	28.04%
Mr. Lee Wai Man	28.77%
Ms. Ma Siu Fong	28.77%

On the basis of the current shareholding of the above Shareholders, an exercise of the Repurchase Mandate in full will not result in any of them becoming obliged to make a mandatory offer under Rule 26 of the Takeovers Code.

Accordingly, the Directors are not aware of any consequences which may arise under the Takeovers Code as consequences of any purchase made under the Repurchase Mandate.

7. SHARES REPURCHASE MADE BY THE COMPANY

No repurchases of Shares have been made by the Company (whether on the Stock Exchange or otherwise) during the six months immediately prior to the Latest Practicable Date.

The procedures by which the Shareholders may demand a poll at the AGM are set out in this Appendix.

According to Bye-Law 70, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded. A poll may be demanded by:

(a) the chairman of the meeting; or

(b) at least three Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) any Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or

(d) any Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

The details of the Directors who will retire from office by rotation at the AGM and being eligible, will offer themselves for re-election at the AGM, are set out below:

Mr. Cho Kwai Yee, Kevin

Mr. Cho Kwai Yee, Kevin, aged 44, is an executive Director. Mr. Cho graduated from Newcastle Upon Tyne University in UK with a bachelor degree in 1990. He also holds a Diploma in Management Studies from The Hong Kong Polytechnic University. He has been holding various senior executive positions in a number of corporations. Mr. Cho is currently an executive director of Town Health International Holdings Company Limited and responsible for its business development. Save for the above, Mr. Cho does not hold any directorship in other public listed company or any other position with the Company and other members of the Group in the past three years. He joined the Company in March 2006.

Save as being an associate of Top Act Group Limited which is the subscriber of the convertible notes of the Company in the aggregate principal amount of HK$60,000,000, Mr. Cho does not have any relationships with other Directors, senior management, substantial or controlling Shareholders, nor any interests in the Shares within the meaning of Part XV of the SFO.

Mr. Cho has not entered into any service contract with the Company. He will have no fixed term of service with the Company. His appointment will be subject to normal retirement and re-election by the Shareholders pursuant to the Bye-Laws. He is entitled to (i) an annual emolument of HK$360,000 which is determined by the Board with reference to his duties and responsibilities with the Company; and (ii) a discretionary bonus which will depend on the financial results of the Company and on his performance.

There is no information relating to Mr. Cho that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules.

Save as disclosed herein, there is no other matter that needs to be brought to the attention of the Shareholders.

Ms. Choi Ka Yee, Crystal

Ms. Choi Ka Yee, Crystal, aged 25, is an executive Director. Ms. Choi graduated from Boston College, the United States of America, with a bachelor degree of science in accountancy. She joined Early Light Group in September 2003, which is principally engaged in the manufacturing and trading of toys and property investment. She completed her master degree in corporate finance from The Hong Kong Polytechnic University in Hong Kong in 2006. Ms. Choi has extensive knowledge in accounting and corporate finance. Ms. Choi is currently an executive director and vice-chairman of Town Health International Holdings Company Limited. Save for the above, Ms. Choi does not hold any directorship in other public listed company or any other position with the Company and other members of the Group in the past three years. She joined the Company in March 2006.

Save as being an associate of Top Act Group Limited which is the subscriber of the convertible notes of the Company in the aggregate principal amount of HK$60,000,000, Ms. Choi does not have any relationships with other Directors, senior management, substantial or controlling Shareholders. As at the Latest Practicable Date, Ms. Choi is interested in 100,000,000 Shares, representing approximately 8.62% of the existing issued share capital of the Company within the meaning of Part XV of the SFO.

Ms. Choi has not entered into any service contract with the Company. She will have no fixed term of service with the Company. Her appointment will be subject to normal retirement and re-election by the Shareholders pursuant to the Bye-Laws. She is entitled to (i) an annual emolument of HK$360,000 which is determined by the Board with reference to her duties and responsibilities with the Company; and (ii) a discretionary bonus which will depend on the financial results of the Company and on her performance.

There is no information relating to Ms. Choi that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules.

Save as disclosed herein, there is no other matter that needs to be brought to the attention of the Shareholders.

Mr. Siu Kam Chau

Mr. Siu Kam Chau, aged 41, is an executive Director. Mr. Siu holds a bachelor degree in accountancy from the City University of Hong Kong. He is a fellow of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants. He is also a certified public accountant (Practising). Mr. Siu worked in an international accounting firm and a number of listed groups. He has over 17 years of working experience in accounting, company secretary and corporate finance and has extensive knowledge in fund raising and merger and acquisition activities. He had held senior position in a number of corporations and worked as an executive director in three companies whose shares are listed on the main board of the Stock Exchange or the Growth Enterprise Market of the Stock Exchange. Mr. Siu is currently an independent non-executive director of Wang On Group Limited, a company whose shares are listed on the main board of the Stock Exchange. Save as disclosed, he did not hold any directorship in other public listed company or any other position with the Company and other members of the Group in the past three years. Mr. Siu joined the Group in March 2006.

Mr. Siu does not have any relationship with other Directors, senior management, substantial or controlling Shareholders, nor any interests in the Shares within the meaning of Part XV of the SFO.

Mr. Siu has not entered into any service contract with the Company. He will have no fixed term of service with the Company. His appointment will be subject to normal retirement and re-election by the Shareholders pursuant to the Bye-Laws. Mr. Siu is entitled to (i) an annual emolument of HK$240,000 which is determined by the Board with reference to his duties and responsibilities with the Company; and (ii) a discretionary bonus which will depend on the financial results of the Company and on his performance.

There is no information relating to Mr. Siu that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules.

Save as disclosed herein, there is no other matter that needs to be brought to the attention of the Shareholders.

Dr. Fung Yiu Tong, Bennet

Dr. Fung Yiu Tong, aged 39, is an executive Director. He graduated from the University of Hong Kong and holds the qualifications of MBBS (HK), MRCGP, DCH (London), DFM (CUHK) and Dip Med (CUHK). He is responsible for the strategic development of the Group's health check business. He is in charge of the overall supervision of the medical health check division of the Group. He is currently an executive director of Town Health International Holdings Company Limited. Save as disclosed above, Dr. Fung did not hold any directorship in other public listed company or any other position with the Company and other members of the Company and its subsidiaries in the past three years. He joined the Company in May 2006.

Dr. Fung does not have any relationship with other Directors, senior management, substantial or controlling Shareholders, nor any interests in the Shares within the meaning of Part XV of the SFO.

Dr. Fung has not entered into any service contract with the Company. He will have no fixed term of service with the Company. His appointment will be subject to normal retirement and re-election by the Shareholders pursuant to the Bye-Laws. Dr. Fung is entitled to (i) an annual emolument of HK$3,000,000 which is determined by the Board with reference to his duties and responsibilities with the Company; and (ii) a discretionary bonus which will depend on the financial results of the Company and on his performance.

There is no information relating to Dr. Fung that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules.

Save as disclosed herein, there is no other matter that needs to be brought to the attention of the Shareholders.

Mr. Lo Chun Nga

Mr. Lo Chun Nga, aged 55, is an independent non-executive Director. Mr. Lo has over 26 years of experience in business management in Hong Kong and the People's Republic of China. He is currently a director of the Hong Kong Commerce and Industry Associations Limited and also a director of Hong Kong Shatin Industries and Commerce Association Limited. Mr. Lo did not hold any directorship in other public listed company or any other position with the Company and other members of the Group in the past three years. Mr. Lo joined the Group in May 2006.

Mr. Lo does not have any relationship with other Directors, senior management, substantial or controlling Shareholders, nor any interests in the Shares within the meaning of Part XV of the SFO.

Mr. Lo has not entered into any service contract with the Company. He will have no fixed term of service with the Company. His appointment will be subject to normal retirement and re-election by the Shareholders pursuant to the Bye-Laws. Mr. Lo is entitled to an annual emolument of HK$24,000 which is determined by the Board with reference to his duties and responsibilities with the Company

There is no information relating to Mr. Lo that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules.

Save as disclosed herein, there is no other matter that needs to be brought to the attention of the Shareholders.

Mr. Chan Chi Yuen

Mr. Chan Chi Yuen, aged 40, is an independent non-executive Director, holds a bachelor degree with honours in Business Administration and is a fellow member of The Hong Kong Institute of Certified Public Accountants and The Association of Chartered Certified Accountants. Mr. Chan is a practising certified public accountant and has extensive experience in accounting, taxation, financial management, corporate finance and corporate governance. Mr. Chan is currently an executive director of New Times Group Holdings Limited and A-Max Holdings Limited, and an independent non-executive director of Premium Land Limited and China Sciences Conservational Power Limited, companies whose shares are listed on the Stock Exchange. He was also an independent non-executive director of Golden Resorts Group Limited and resigned on 28 October 2005. Save as disclosed above, Mr. Chan did not hold any directorship in other public listed company or any other position with the Company and other members of the Company and its subsidiaries in the past three years. He joined the Group in January 2005.

Mr. Chan does not have any relationship with other Directors, senior management, substantial or controlling Shareholders, nor any interests in the Shares within the meaning of Part XV of the SFO.

Mr. Chan has not entered into any service contract with the Company. He will have no fixed term of service with the Company. His appointment will be subject to normal retirement and re-election by the Shareholders pursuant to the Bye-Laws. Mr. Chan is entitled to an annual emolument of HK$60,000 which is determined by the Board with reference to his duties and responsibilities with the Company.

There is no information relating to Mr. Chan that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules.

Save as disclosed herein, there is no other matter that needs to be brought to the attention of the Shareholders.

TOWN HEALTH MEDICAL TECHNOLOGY HOLDINGS COMPANY LIMITED

(康健醫療科技控股有限公司*)

(incorporated in Bermuda with limited liability)

(Stock Code: 397)

NOTICE IS HEREBY GIVEN that the annual general meeting of Town Health Medical Technology Holdings Company Limited (the "**Company**") will be held at Shop No. 3, Level 3, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong on Thursday, 31 August 2006 at 9:00 a.m. to transact the following ordinary business:

1. to receive and consider the audited consolidated financial statements and reports of the directors (the "**Directors**") and auditors of the Company for the year ended 31 March 2006;

2. to re-elect Directors and to authorise the board of Directors to fix the Directors' remuneration;

3. to re-appoint auditors and to authorise the board of Directors to fix their remuneration;

4. to consider, as special business and, if thought fit, pass the following resolution as a special resolution:

   "**THAT** the bye-laws (the "**Bye-Laws**") of the Company be and are hereby amended in the following manner:

   (a) **Bye-Law 1(A)**

   by adding the following new definition of "Designated Stock Exchange" in Bye-Law 1(A)

   ""Designated Stock Exchange" shall mean a stock exchange in respect of the shares of the Company are listed or quoted and where such stock exchange deems such listing or quotation to be the primary listing or quotation of the shares of the Company;"

   (b) **Bye-Law 70**

   by deleting the existing Bye-Law 70 in its entirety and substituting therefor the following new Bye-Law 70:

   "70. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless voting by way of a poll is required

* *For identification purpose only*

by the rules of the Designated Stock Exchange or (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded. A poll may be demanded by:

(i) the Chairman of the meeting; or

(ii) at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(iii) any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less then one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of proceedings of meetings of the Company shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favour or against such resolution."

(c) **Bye-Law 70A**

by adding a new Bye-Law 70A immediately after the existing Bye-Law 70:

"70A. If required by the rules of the Designated Stock Exchange, the Chairman of the meeting and/or any Director holding the proxies shall demand a poll, if such aggregate proxies held individually or collectively by the Chairman of a particular meeting, and/or the Directors, account for five (5) per cent or more of the total voting rights at that meeting, and if on a show of hands in respect of any resolution, the meeting votes in the opposite manner to that instructed in those proxies."

(d) **Bye-Law 97**

by deleting the existing Bye-Law 97(A)(vi) in its entirety and substituting therefor the following new Bye-Law 97(A)(vi):

"(vi) if he shall be removed from office by an Ordinary Resolution of the Company under Bye-Law 104."

(e) **Bye-Law 102**

by deleting the existing Bye-Law 102 in its entirety and substituting therefor the following new Bye-Law 102:

"102.(A) The Company may from time to time in general meeting by Ordinary Resolution elect any person to be a Director either to fill a casual vacancy or as an additional Director to the Board. Any Director so appointed shall hold office only until the next following general meeting of the Company and shall then be eligible for re-election at the meeting but shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at such meeting.

(B) The Board shall have power from time to time and at any time to appoint any person as a Director either to fill a causal vacancy or as an addition to the Board but so that the number of Directors so appointed shall not exceed the maximum number determined from time to time by the members in general meeting. Any Director so appointed shall hold office only until the next following general meeting of the Company and shall then be eligible for re-election at the meeting but shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at such meeting."

(f) **Bye-Law 104**

(i) by deleting the existing Bye-Law 104 in its entirety and substituting therefor the following new Bye-Law 104:

"104. The Company may by Ordinary Resolution remove any Director (including a Managing Director or other Executive Director) before the expiration of his period of office notwithstanding anything in these Bye-Laws or in any agreement between the Company and such Director (but without prejudice to any claim which such Director may have for damages for any breach of any contract between him and the Company) and may elect another

person in his stead. Any person so elected shall hold office only until the next following general meeting of the Company and shall then be eligible for re-election at such meeting, but shall not be taken into account in determining the Directors who are to retire by rotation at such meeting."

(ii) by deleting the marginal note to the existing Bye-Law 104 in its entirety and substituting therefor the following new marginal note:

"Power to remove Director by Ordinary Resolution""

and, as special business and, if thought fit, passing the following resolutions as ordinary resolutions:

5. "**THAT**:

(a) subject to paragraph (c) below, pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**"), the exercise by the directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and deal with unissued Shares and to make or grant offers, agreements and options, including warrants to subscribe for Shares, which might require the exercise of such powers be and the same is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period (as defined below) to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period (as defined below);

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to options or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as defined below); or (ii) the exercise of any options granted under the share option scheme of the Company; or (iii) any scrip dividend or similar arrangements providing for the allotment and issue of Shares in lieu of the whole or part of a dividend on Shares in accordance with the bye-laws of the Company in force from time to time; or (iv) any issue of Shares upon the exercise of rights of subscription or conversion under the terms of any warrants of the Company or any securities which are convertible into Shares, shall not exceed the aggregate of:

(aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution; and

(bb) (provided that resolution no. 6 is passed) the nominal amount of any share capital of the Company repurchased by the Company subsequent to the passing of this resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution),

and the authority pursuant to paragraph (a) of this resolution shall be limited accordingly; and

(d) for the purposes of this resolution:

"**Relevant Period**" means the period from the date of the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable laws of Bermuda to be held; and

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the directors of the Company by this resolution;

"**Rights Issue**" means an offer of Shares, or offer or issue of warrants, options or other securities giving rights to subscribe for Shares open for a period fixed by the directors of the Company to holders of Shares on the register on a fixed record date in proportion to their then holdings of Shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements, or having regard to any restrictions or obligations under the laws of, or the requirements of, or the expense or delay which may be involved in determining the existence or extent of any restrictions or obligations under the laws of, or the requirements of, any jurisdiction outside Hong Kong or any recognised regulatory body or any stock exchange outside Hong Kong)."

6. "**THAT**:

(a) the exercise by the directors of the Company during the Relevant Period (as defined below) of all powers of the Company to purchase the Shares on the Stock Exchange or any other stock exchange on which the Shares may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for such purpose, and otherwise in accordance with the rules and regulations of the Securities and Futures Commission, the Stock Exchange and all other applicable laws in this regard, be and the same is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased by the Company pursuant to the approval in paragraph (a) during the Relevant Period (as defined below) shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this resolution and the authority pursuant to paragraph (a) of this resolution shall be limited accordingly; and

(c) for the purposes of this resolution, "**Relevant Period**" means the period from the date of the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any other applicable law of Bermuda to be held; and

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the directors of the Company by this resolution."

7. "**THAT** subject to the ordinary resolutions nos. 5 and 6 above being duly passed, the unconditional general mandate granted to the directors of the Company to exercise the powers of the Company to allot, issue and deal with unissued Shares pursuant to resolution no. 5 above be and is hereby extended by the addition thereon of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this resolution, provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the issued Shares on the date of the passing of resolution no. 6."

Hong Kong, 28 July 2006

Yours faithfully,
For and on behalf of the board of Directors of
Town Health Medical Technology Holdings Company Limited
Chi Chi Hung, Kenneth
Chairman

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal place of business in Hong Kong:
Shop 2B & 2C, Level 1
Hilton Plaza Commercial Centre
3-9 Shatin Centre Street
Shatin, New Territories
Hong Kong

Notes:

1. A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxy to attend and, subject to the provisions of the bye-laws of the Company, vote in his stead. A proxy need not be a member of the Company.

2. In order to be valid, the form of proxy must be deposited together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, at the offices of the Company's branch registrar and transfer office in Hong Kong, Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time for holding the meeting or adjourned meeting.

3. In relation to the proposed resolution no. 2 above, Mr. Cho Kwai Yee, Kevin, Ms. Choi Ka Yee, Crystal, Mr. Siu Kam Chau, Dr. Fung Yiu Tong, Bennet, Mr. Lo Chun Nga and Mr. Chan Chi Yuen will retire from their offices of Directors at the above meeting pursuant to bye-laws 99 and 102 of the bye-laws of the Company and, being eligible, they will offer themselves for re-election.

4. The bye-laws of the Company are written in English. There is no official Chinese translation in respect thereof. Therefore, the Chinese version of the proposed resolution no. 4 above on amendments of the bye-laws of the Company is purely a translation only. Should there be any discrepancy, the English version shall prevail.

5. In relation to the proposed resolutions nos. 5 and 7 above, approval is being sought from the shareholders for the grant to the Directors of a general mandate to authorise the allotment and issue of shares of the Company under the Listing Rules. The Directors have no immediate plans to issue any new shares of the Company which may fall to be issued under the share option scheme of the Company or any scrip dividend scheme which may be approved by shareholders.

6. In relation to the proposed resolution no. 6 above, the Directors wish to state that they will exercise the powers conferred thereby to repurchase shares of the Company in circumstances which they deem appropriate for the benefit of the shareholders. An explanatory statement containing the information necessary to enable the shareholders to make an informed decision to vote on the proposed resolution as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited is set out in Appendix I to this circular.

TOWN HEALTH MEDICAL TECHNOLOGY HOLDINGS COMPANY LIMITED

(康健醫療科技控股有限公司*)

(incorporated in Bermuda with limited liability)

(Stock Code: 397)

PROXY FORM

Form of proxy for use by shareholders at the Annual General Meeting to be convened at Shop 3, Level 3, Hilton Plaza Commercial Centre, 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong on Thursday, 31 August 2006 at 9:00 a.m.

I/We *(note a)* ______________________________

of ______________________________

being the holder(s) of ______________ *(note b)* shares of HK$0.01 each of Town Health Medical Technology Holdings Company Limited (the "Company") hereby appoint the Chairman of the Meeting or ______________________________

of ______________________________

to act as my/our proxy *(note c)* at the Annual General Meeting of the Company to be held at Shop 3, Level 3, Hilton Plaza Commercial Centre, 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong on Thursday, 31 August 2006 at 9:00 a.m. and at any adjournment thereof and to vote on my/our behalf as directed below.

Please make a mark in the appropriate boxes to indicate how you wish your vote(s) to be cast on a poll *(note d)*.

		FOR	AGAINST
1.	To receive and approve the audited consolidated financial statements and the reports of the directors and auditors for the year ended 31 March 2006		
2.	(a) To re-elect Mr. Cho Kwai Yee, Kevin as director		
	(b) To re-elect Ms. Choi Ka Yee, Crystal as director		
	(c) To re-elect Mr. Siu Kam Chau as director		
	(d) To re-elect Dr. Fung Yiu Tong, Bennet as director		
	(e) To re-elect Mr. Lo Chun Nga as director		
	(f) To re-elect Mr. Chan Chi Yuen as director		
	(g) To authorise the board of directors to fix the director's remuneration		
3.	To re-appoint the Company's auditors and authorise the board of directors to fix their remuneration		
4.	To amend the bye-laws of the Company		
5.	To grant a general mandate to the directors to issue, allot and otherwise deal with the Company's shares		
6.	To grant a general mandate to the directors to repurchase the Company's shares		
7.	To add the nominal amount of the shares repurchased by the Company to the mandate granted to the directors under resolution no. 5		

Dated the ______________ day of ______________ 2006

Shareholder's signature ______________________________ *(notes e, f, g and h)*

Notes:

a Full name(s) and address(es) are to be inserted in BLOCK CAPITALS.

b Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

c A proxy need not be a member of the Company. If you wish to appoint some person other than the Chairman of the Meeting as your proxy, please delete the words "the Chairman of the Meeting or" and insert the name and address of the person appointed proxy in the space provided.

d If you wish to vote for any of the resolutions set out above, please tick ("√") the boxes marked "For". If you wish to vote against any resolutions, please tick ("√") the boxes marked "Against". If this form returned is duly signed but without specific direction on any of the proposed resolutions, the proxy will vote or abstain at his discretion in respect of all resolutions; or if in respect of a particular proposed resolution there is no specific direction, the proxy will, in relation to that particular proposed resolution, vote or abstain at his discretion. A proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than those set out in the notice convening the meeting.

e In the case of a joint holding, this form of proxy may be signed by any joint holder, but if more than one joint holder is present at the meeting, whether in person or by proxy, that one of the joint holder whose name stands first on the register of members in respect of the relevant joint holding shall alone be entitled to vote in respect thereof.

f The form of proxy must be signed by a shareholder, or his attorney duly authorised in writing, or if the shareholder is a corporation, either under its Common Seal or under the hand of an officer or attorney so authorised.

g To be valid, this form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited at the offices of the Company's branch share registrar and transfer office in Hong Kong, Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not later than 48 hours before the time of the meeting or any adjourned meeting.

h Any alteration made to this form should be initialled by the person who signs the form.

* *For identification purpose only*

Town Health Medical Technology Holdings Company Limited

(康健醫療科技控股有限公司)*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS – SERVICE AGREEMENT

SERVICE AGREEMENT

The Board announces that the Company entered into the Service Agreement with Town Health International on 7 August 2006, pursuant to which the Company agreed to appoint Town Health International to provide consultation and management services to the Company for a term of 30 months commencing from the date falling on the second Business Day after the conditions of the Service Agreement set out below have been fulfilled.

LISTING RULES IMPLICATIONS ON COMPANY AND THE SGM

Given that (i) Ms. Choi Ka Yee, Crystal, who is a Director and interested in 100,000,000 Shares, representing approximately 8.62% of the existing issued share capital of the Company, is the daughter of Dr. Francis Choi Chee Ming, J.P., who is a non-executive director of Town Health International and has a controlling equity interest in Town Health International; and (ii) Mr. Cho Kwai Yee, Kevin who is a Director, is the brother of Mr. Cho Kwai Chee, who is an executive director of Town Health International and has controlling interest in Town Health International, the transactions contemplated under the Service Agreement, which is continuous in nature and was entered into in the ordinary course of business of the Group, constitute non-exempt continuing connected transactions on the part of the Company under the Listing Rules, and the Service Agreement (including the Annual Caps) is subject to reporting, announcement and Independent Shareholders' approval requirements pursuant to Rule 14A.35 of the Listing Rules. Therefore, the Service Agreement, the transactions contemplated thereunder and the Annual Caps are subject to approval by the Independent Shareholders' vote by way of a poll at the SGM.

Pursuant to Rule 14A.54 of the Listing Rules, any connected person and any Shareholder with a material interest in Service Agreement and their associates are required to abstain from voting on the relevant resolution at the SGM. Ms. Choi Ka Yee, Crystal and Mr. Cho Kwai Yee, Kevin are required to abstain from voting on the resolution(s) in respect of the Service Agreement and the transactions contemplated thereunder, and the Annual Caps at the SGM. Mr. Cho Kwai Yee, Kevin does not hold any Shares as at the date of this announcement.

An independent board committee, comprising all of the independent non-executive directors of the Company, namely Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lo Chun Nga, has been formed to advise the Independent Shareholders in relation to the Service Agreement. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders on the Service Agreement.

A circular containing, among other things, (i) details of the Service Agreement; (ii) a letter from an independent financial adviser to the Independent Board Committee and the Independent Shareholders containing its advice on the Service Agreement and the Annual Caps; (iii) recommendation of the Independent Board Committee in respect of the Service Agreement and the Annual Caps; and (iv) a notice of the SGM will be despatched to the Shareholders within 21 days after publication of this announcement.

The Board announces that the Company entered into the Service Agreement with Town Health International on 7 August 2006, pursuant to which the Company agreed to appoint Town Health International to provide consultation and management services to the Company for a term of 30 months commencing from the date falling on the second Business Day after the conditions of the Service Agreement set out below have been fulfilled.

SERVICE AGREEMENT

Date	:	7 August 2006
Parties	:	The Company; and Town Health International, a company incorporated in the Cayman Islands with limited liability and the shares of which are listed on the GEM
Terms	:	30 months commencing from the date falling on the second Business Day after the conditions of the Service Agreement set out below have been fulfilled
Fee	:	The Company shall pay to Town Health International a service fee up to HK$7,000,000 for any period of twelve calendar months during the term of the Service Agreement. Such fee is based on numbers of hours spent by the general doctors or, as the case may be, the senior doctor of Town Health International for providing the services times their respective rates. The rates of each specialist doctor will charge at a maximum of HK$800 per hour. The fee will be payable on the last day of each month
Services	:	Town Health International will provide consultancy and management services, including but not limited to staffing, specialists recruitment, staff training, promotion of health check centre, and diagnostic and laboratory results analysis, to the Company
Condition		The Service Agreement is conditional upon, if so required, the passing of a necessary resolution by the Shareholders at a SGM approving the Service Agreement and the transactions contemplated thereunder. In the event that the condition set out above has not been satisfied on or before the date falling 60 days from the date of the Service Agreement or such later date as the parties may agree, the Service Agreement shall cease and determine and neither party shall have any obligations and liabilities thereunder, save for any breaches of the terms thereof.

MAXIMUM AGGREGATE ANNUAL VALUES FOR THE SERVICES UNDER THE SERVICE AGREEMENT

The proposed maximum aggregate Annual Caps of the fees payable by the Company to Town Health International for the services contemplated under the Service Agreement with respect to the period commencing on the date falling on the second Business Day after the fulfillment of the conditions of the Service Agreement and ending on the 30th month from the commencement date shall be HK$17,500,000. Basis of calculation of the fees is set out in the heading "Service Agreement" in this announcement. Given that such commencement date is expected to be on October 2006, the respective Annual Caps for the year ending 31 March 2007, 31 March 2008 and 31 March 2009 shall be HK$3,500,000, HK$7,000,000, HK$7,000,000.

The Annual Caps are subject to Independent Shareholders' vote by way of poll at the SGM.

REASONS FOR AND BENEFITS FROM THE SERVICE AGREEMENT

The Group is principally engaged in the manufacturing and sales of garment in the PRC and the Group has commenced establishment of a new health centre at Nathan Road, Kowloon with approximately 20,000 sq. ft. for the provision of health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services to the public. The new health check centre will be equipped with the most advanced instruments and medical technology equipment.

Town Health International, founded in 1989, is principally engaged in provision of healthcare, dental services, sale of healthcare and pharmaceutical products and surgical equipment and investment in a number of companies in the healthcare industry.

It is expected that the health check centre of the Group will come into service later this year. To ensure smooth operations and provision of comprehensive quality health check services to clients, in addition to the advanced instruments and medical technology equipment installed in the Group's new health check centre, the Directors believe that consultancy and management services from expertise are indispensable elements to the success of the launch of the first health check centre. By employing services from Town Health International under the Service Agreement, the Directors are confident that the Group will be able to leverage the experience of the doctors on health check centre and pave its way for expansion of its healthcare business in the near future.

The Directors consider that the terms of the Service Agreement are fair and reasonable and that the Service Agreement and the transactions contemplated thereunder are in the interest of the Company and its Shareholders as a whole.

LISTING RULES IMPLICATIONS ON COMPANY AND THE SGM

Given that (i) Ms. Choi Ka Yee, Crystal, who is a Director and interested in 100,000,000 Shares, representing approximately 8.62% of the existing issued share capital of the Company, is the daughter of Dr. Francis Choi Chee Ming, J.P., who is a non-executive director of Town Health International and has a controlling equity interest in Town Health International; and (ii) Mr. Cho Kwai Yee, Kevin, who is a Director, is the brother of Mr. Cho Kwai Chee, who is an executive director of Town Health International and has controlling equity interest in Town Health International, the transactions contemplated under the Service Agreement, which is continuous in nature and was entered into in the ordinary course of business of the Group, constitute non-exempt continuing connected transactions on the part of the Company under the Listing Rules, and the Service Agreement (including the Annual Caps) is subject to reporting, announcement and Independent Shareholders' approval requirements pursuant to Rule 14A.35 of the Listing Rules. Therefore, the Service Agreement, the transactions contemplated thereunder and the Annual Caps are subject to approval by the Independent Shareholders' vote by way of a poll at the SGM.

Pursuant to Rule 14A.54 of the Listing Rules, any connected person and any Shareholder with a material interest in Service Agreement and their associates are required to abstain from voting on the relevant resolution at the SGM. Ms. Choi Ka Yee, Crystal and Mr. Cho Kwai Yee, Kevin are required to abstain from voting on the resolution(s) in respect of the Service Agreement and the transactions contemplated thereunder, and the Annual Caps at the SGM. Mr. Cho Kwai Yee, Kevin does not hold any Shares as at the date of this announcement.

An independent board committee, comprising all of the independent non-executive directors of the Company, namely Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lo Chun Nga, has been formed to advise the Independent Shareholders in relation to the Service Agreement. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders on the Service Agreement.

A circular containing, among other things, (i) details of the Service Agreement; (ii) a letter from an independent financial adviser to the Independent Board Committee and the Independent Shareholders containing its advice on the Service Agreement and the Annual Caps; (iii) recommendation of the Independent Board Committee in respect of the Service Agreement and the Annual Caps; and (iv) a notice of the SGM will be despatched to the Shareholders within 21 days after publication of this announcement.

GENERAL

As at the date of this announcement, the Board comprises five executive directors, namely Mr. Chi Chi Hung, Kenneth, Mr. Cho Kwai Yee, Kevin, Ms. Choi Ka Yee, Crystal, Mr. Siu Kam Chau and Dr. Fung Yiu Tong, Bennet and three independent non-executive directors namely Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lo Chun Nga.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"Annual Caps"	the annual amount payable by the Group to Town Health International under the Service Agreement for each of the three financial years ending 31 March 2009
"associate"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"Business Day"	any day (excluding a Saturday) on which banks generally are open for business in Hong Kong
"Company"	Town Health Medical Technology Holdings Company Limited, a company incorporated in Bermuda with limited liability and the issued shares of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"GEM"	The Growth Enterprise Market of the Stock Exchange

"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	an independent committee of the Board, comprising the three independent non-executive Directors, namely Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lo Chun Nga
"Independent Shareholders"	Shareholders who are not interested or involved in the Service Agreement
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China which for the purpose of this announcement, excludes Hong Kong, Macau Special Administrative Region and Taiwan
"SGM"	the special general meeting of the Company to be held for the purpose of approving (1) the Service Agreement and the transactions comtemplated thereunder and the Annual Caps
"Service Agreement"	an service agreement dated 7 August 2006 entered into between Town Health International and the Company in relation to the services to be provided by Town Health International to the Company
"Share(s)"	share(s) of a par value of HK$0.01 in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Town Health International"	Town Health International Holdings Company Limited, an exempted company incorporated in the Cayman Islands with limited liability and the issued shares of which are listed on the GEM
"sq. ft."	square feet
"%"	per cent.

By order of the board of directors of
Town Health Medical Technology Holdings Company Limited
Siu Kam Chau
Director

Hong Kong, 7 August 2006

* *For identification purpose only*

"Please also refer to the published version of this announcement in China Daily"

TH MEDICAL TECH<00397> - Results Announcement

Town Health Medical Technology Holdings Company Limited announced on 11/08/2006:
(stock code: 00397)
Year end date: 31/03/2007
Currency: HKD
Auditors' Report: N/A
Interim/Quarterly report reviewed by: Audit Committee

	Note	(Unaudited) Current Period from 01/04/2006 to 30/06/2006 ('000)	(Unaudited) Last Corresponding Period from 01/04/2005 to 30/06/2005 ('000)
Turnover	:	205	761
Profit/(Loss) from Operations	:	851	(2,137)
Finance cost	:	(1,025)	(295)
Share of Profit/(Loss) of Associates	:	N/A	N/A
Share of Profit/(Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit/(Loss) after Tax & MI	:	(174)	(2,432)
% Change over Last Period	:	N/A %	
EPS/(LPS)-Basic (in dollars)	:	(0.00015)	(0.0027)
-Diluted (in dollars)	:	(0.00015)	(0.0027)
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit/(Loss) after ETD Items	:	(174)	(2,432)
1st Quarter Dividend per Share	:	NIL	NIL
(Specify if with other options)	:	N/A	N/A
B/C Dates for 1st Quarter Dividend	:	N/A	
Payable Date	:	N/A	
B/C Dates for (-) General Meeting	:	N/A	
Other Distribution for Current Period	:	N/A	
B/C Dates for Other Distribution	:	N/A	

Remarks:

1) LOSS PER SHARE

The calculation of basic loss per share for the three months ended 30 June 2006 is based on the loss for the period attributable to the equity holders of the Company of approximately HK$174,000 (30 June 2005: HK$2,432,000) and on the weighted average number of ordinary shares of approximately 1,159,516,853 (30 June 2005: 882,936,853).

The computation of diluted loss per share did not assume the exercise of the Company's potential ordinary shares granted under the Company's share option scheme and the conversion rights attached to the Convertible Notes I since their exercises would result in a reduction in loss per share.

TOWN HEALTH MEDICAL TECHNOLOGY HOLDINGS COMPANY LIMITED
(康健醫療科技控股有限公司)*

(Incorporated in Bermuda with limited liability)
(Stock Code: 397)

ANNOUNCEMENT OF RESULTS FOR THE THREE MONTHS ENDED 30 JUNE 2006

REASONS FOR THIS ANNOUNCEMENT
On 9 December 2005, Town Health Medical Technology Holdings Company Limited (the "Company") issued and Top Act Group Limited, an indirect wholly owned subsidiary of Town Health International Holdings Company Limited, subscribed convertible notes of the Company at a cost of HK$60 million. Upon full exercise, the notes will be converted into shares of the Company representing 55.79% of the enlarged share capital of the Company. In compliance with the Hong Kong Accounting Standard, the Company is deemed to be a subsidiary of Town Health International Holdings Company Limited and is required to be consolidated into the financial statements of Town Health International Holdings Company Limited.

Taking into account that the financial information of the Company is to be disclosed in the quarterly report of Town Health International Holdings Company Limited, the Company hereby discloses the same to its shareholders. This announcement is made pursuant to Rule 13.09 of the Rules (the "Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

RESULTS
The board of directors (the "Board") of the Company announces the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the three months ended 30 June 2006 together with comparative unaudited figures for the corresponding period in 2005 as follows:

UNAUDITED CONSOLIDATED INCOME STATEMENT

		Three months ended 30 June	
	Note	**2006** **HK$'000**	2005 *HK$'000*
Turnover	2	**205**	761
Cost of sales		**(99)**	(704)
Gross profit		**106**	57
Interest income		**378**	–
Fair value gain on financial assets at fair value through profit or loss		**4,330**	–
Net unrealized holding losses on other investments		**–**	(1,590)
Administrative expenses		**(3,963)**	(604)
Finance costs	3	**(1,025)**	(295)
Loss before taxation		**(174)**	(2,432)
Taxation	4	**–**	–
Loss for the period attributable to the equity holders of the Company		**(174)**	(2,432)
Dividends		**–**	–
Loss per share			
– Basic	5	**(0.015) cents**	(0.27) cents
– Diluted	5	**(0.015) cents**	(0.27) cents

1. **BASIS OF PREPARATION AND ACCOUNTING POLICIES**
The unaudited quarterly financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("the HKICPA"), and accounting principles generally accepted in Hong Kong. The principal accounting policies adopted in preparing these financial statements are consistent with those followed in the Group's annual consolidated financial statements for the year ended 31 March 2006.

2. TURNOVER

	Three months ended 30 June	
	2006	2005
	HK$'000	*HK$'000*
Provision of healthcare and medical checks services	**205**	–
Manufacturing and sales of garment	**–**	761
	205	761

3. FINANCE COSTS

	Three months ended 30 June	
	2006	2005
	HK$'000	*HK$'000*
Interest on short-term bank loans wholly repayable within five years	**–**	295
Interest on Convertible Notes I wholly repayable within five years	**1,025**	–
	1,025	295

4. TAXATION

No provision for Hong Kong profits tax has been made in the financial statements as the companies operating in Hong Kong did not have any assessable profits arising in Hong Kong for both the current and prior periods. Taxation on overseas profits has been calculated on the estimated assessable profits for the period at the rates of taxation prevailing in the countries in which the Group operates.

No deferred tax liabilities have been recognized in the financial statements as the Group did not have material temporary differences as at 30 June 2006 and 2005.

5. LOSS PER SHARE

The calculation of basic loss per share for the three months ended 30 June 2006 is based on the loss for the period attributable to the equity holders of the Company of approximately HK$174,000 (30 June 2005: HK$2,432,000) and on the weighted average number of ordinary shares of approximately 1,159,516,853 (30 June 2005: 882,936,853).

The computation of diluted loss per share did not assume the exercise of the Company's potential ordinary shares granted under the Company's share option scheme and the conversion rights attached to the Convertible Notes I since their exercises would result in a reduction in loss per share.

6. DIVIDENDS

The Board does not recommend the payment of an interim dividend for the three months ended 30 June 2006 (2005: Nil).

7. MOVEMENT IN RESERVES

	Share premium account *HK$'000*	Capital redemption reserve *HK$'000*	Translation reserve *HK$'000*	Convertible Notes equity reserve *HK$'000*	Retained earnings/ (accumulated deficit) *HK$'000*	Total reserves *HK$'000*
As at 1 April 2006	12,086	861	2	16,062	(38,733)	(9,722)
Loss for the period	–	–	–	–	(174)	(174)
As at 30 June 2006	12,086	861	2	16,062	(38,907)	(9,896)
As at 1 April 2005	4,509	861	–	–	6,613	11,983
Loss for the period	–	–	–	–	(2,432)	(2,432)
As at 30 June 2005	4,509	861	–	–	4,181	9,551

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

There was no purchase, sale or redemption of the Company's share by the Company or any of its subsidiaries during the three months ended 30 June 2006.

AUDIT COMMITTEE

The audit committee currently comprises three independent non-executive directors, Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lo Chun Nga. The audit committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the unaudited consolidated results of the Company for the three months ended 30 June 2006.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules.

As at the date of this announcement, the Board comprises five executive directors, namely Mr. Chi Chi Hung, Kenneth, Mr. Cho Kwai Yee, Kevin, Ms. Choi Ka Yee, Crystal, Mr. Siu Kam Chau and Dr. Fung Yiu Tong, Bennet and three independent non-executive directors namely Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lo Chun Nga.

By order of the board of directors of
Town Health Medical Technology Holdings Company Limited
Chi Chi Hung, Kenneth
Chairman

Hong Kong, 11 August 2006

* *For identification purposes only*

"Please also refer to the published version of this announcement in China Daily."

Town Health Medical Technology Holdings Company Limited

(康健醫療科技控股有限公司)*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

PROPOSED CHANGE OF COMPANY NAME

The Board announces that a special resolution is proposed to approve the change of company name from "Town Health Medical Technology Holdings Company Limited" to "Hong Kong Health Check and Laboratory Holdings Company Limited" to reflect the current business expansion plan of the Company. Upon the change of name becoming effective in Bermuda, the Company will adopt "香港體檢及醫學診斷控股有限公司" as its new Chinese name for identification purposes only. The proposed change of name is subject to, among other things (i) the approval by the Shareholders at the SGM; and (ii) the approval by the Registrar of Companies in Bermuda.

The board of directors ("Board") of the Town Health Medical Technology Holdings Company Limited (the "Company") announces that a special resolution is proposed to approve the change of company name from "Town Health Medical Technology Holdings Company Limited" to "Hong Kong Health Check and Laboratory Holdings Company Limited" to reflect the current business expansion plan of the Company. Upon the change of name becoming effective in Bermuda, the Company will adopt "香港體檢及醫學診斷控股有限公司" as its new Chinese name for identification purposes only. The proposed change of name is subject to, among other things (i) the approval by the shareholders of the Company (the "Shareholders") at its special general meeting ("SGM") to be held; and (ii) the approval by the Registrar of Companies in Bermuda.

The effective date of the change of name will be the date on which the new name is entered by the Registrar of Companies in Bermuda on the register in place of the existing name. Upon the change of name becoming effective, all existing share certificates bearing the current name of the Company or Starbow Holdings Limited will continue to be evidence of title of shares in the Company ("Shares") and will continue to be valid for trading, settlement and registration purposes and the rights of the Shareholders will not be affected as a result of the proposed change of name. Should the change of name become effective, any issue of share certificates thereafter will be in the new company name and the securities of the Company or Starbow Holdings Limited will be traded on the Stock Exchange in the new name. Once the proposed change of name of the Company becomes effective, any new share certificates shall be issued under the new company name.

A further announcement will be made when appropriate to inform Shareholders the effective date of the change of name and the new stock short name of the Company's Shares.

A circular containing the details of the proposed change of name together with a notice of the SGM will be despatched to the Shareholders as soon as practicable.

By order of the board of directors of
Town Health Medical Technology Holdings Company Limited
Siu Kam Chau
Director

Hong Kong, 16 August 2006

As at the date of this announcement, the Board comprises five executive directors, namely Mr. Chi Chi Hung, Kenneth, Mr. Cho Kwai Yee, Kevin, Ms. Choi Ka Yee, Crystal, Mr. Siu Kam Chau and Dr. Fung Yiu Tong, Bennet and three independent non-executive directors namely Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lo Chun Nga.

* *For identification purpose only*

"Please also refer to the published version of this announcement in China Daily"

Town Health Medical Technology Holdings Company Limited
(康健醫療科技控股有限公司)*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting (the "**Meeting**") of Town Health Medical Technology Holdings Company Limited (the "**Company**") will be held at Shop No. 3, Level 3, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong at 9:00 a.m. on Thursday, 21 September 2006 for the following purposes:

(1) to consider and, if thought fit, pass the following resolution as an ordinary resolution:

"**THAT**

(a) the conditional service agreement dated 7 August 2006 (the "**Service Agreement**") and entered into between Town Health International Holdings Company Limited ("**Town Health International**") and the Company, pursuant to which the Company has agreed to appoint Town Health International to provide consultation and management services to the Company for a term of 30 months commencing from the date falling on the second business day after the conditions of the Service Agreement have been fulfilled, a copy of the Service Agreement has been produced to this Meeting marked "A" and signed by the chairman of the Meeting for the purpose of identification, and the transactions contemplated by the Service Agreement be and are hereby approved, confirmed and ratified;

(b) the annual amount (the "**Caps**") of HK$3,500,000, HK$7,000,000 and HK$7,000,000 respectively payable under the Service Agreement for each of the three financial years ending 31 March 2009 be and are hereby approved; and

(c) the directors of the Company be and are hereby authorised to do all other acts and things and execute all documents which they consider necessary or expedient for the implementation of and giving effect to the Service Agreement and the transactions contemplated thereunder including the Caps."

(2) to consider and, if thought fit, pass the following resolution as a special resolution:

"**THAT** subject to and conditional upon the approval of the Registrar of Companies in Bermuda being obtained, the name of the Company be and is hereby changed from "Town Health Medical Technology Holdings Company Limited" to "Hong Kong Health Check and Laboratory Holdings Company Limited", and a new Chinese name "香港體檢及醫學診斷控股有限公司" be adopted to replace "康健醫療科技控股有限公司" for identification purposes with effect from the date of entry of the new name on the register maintained by the Registrar of Companies in Bermuda, and

the Directors be and are hereby authorised to do all such acts and things and execute all such documents they consider necessary or expedient to give effect to the aforesaid change of name and the adoption of a new Chinese name of the Company."

By order of the Board
Town Health Medical Technology Holdings Company Limited
Chi Chi Hung, Kenneth
Chairman

Hong Kong, 28 August 2006

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal place of business in Hong Kong:
Shop 2B & 2C, Level 1
Hilton Plaza Commercial Centre
3-9 Shatin Centre Street
Shatin, New Territories
Hong Kong

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxy to attend and, subject to the provisions of the articles of association of the Company, to vote on his behalf. A proxy need not be a member of the Company but must be present in person at the Meeting to represent the member. If more than one proxy is so appointed, the appointment shall specify the number and class of shares in respect of which each such proxy is so appointed.

2. In order to be valid, the form of proxy must be duly completed and signed in accordance with the instructions printed thereon and deposited together with a power of attorney or other authority, if any, under which it is signed, or a certified copy of such power or authority, at the Company's branch share registrar in Hong Kong, Tengis Limited, at 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the Meeting or any adjournment thereof, should he so wish.

3. In the case of joint holders of shares, any one of such holders may vote at the Meeting, either personally or by proxy, in respect of such share as if he was solely entitled thereto, but if more than one of such joint holder are present at the Meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

As at the date of this announcement, the Board comprises five executive directors, namely Mr. Chi Chi Hung, Kenneth, Mr. Cho Kwai Yee, Kevin, Miss Choi Ka Yee, Crystal, Mr. Siu Kam Chau and Dr. Fung Yiu Tong, Bennet and three independent non-executive directors namely Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lo Chun Nga.

* *For identification purpose only*

"Please also refer to the published version of this announcement in China Daily"

TOWN HEALTH MEDICAL TECHNOLOGY HOLDINGS COMPANY LIMITED

(康健醫療科技控股有限公司*)

(incorporated in Bermuda with limited liability)

(Stock Code: 397)

PROXY FORM

Form of proxy for use by shareholders at the special general meeting (the "Meeting") of Town Health Medical Technology Holdings Company Limited (the "Company") to be held at Shop No. 3, Level 3, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong at 9:00 a.m. on Thursday, 21 September 2006

I/We *(note a)* ____

of ____

being the holder(s) of ______________________________ *(note b)* shares of HK$0.01 each in the share capital of the Company hereby appoint the Chairman of the Meeting, or failing him ____

of ____

to act as my/our proxy *(note c)* at the Meeting to be held at Shop No. 3, Level 3, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong at 9:00 a.m. on Thursday, 21 September 2006 (or at any adjournment thereof) and to vote on my/our behalf as directed below.

Please make a mark in the appropriate box(es) to indicate how you wish your vote(s) to be cast *(note d)*.

ORDINARY RESOLUTION	FOR	AGAINST
To approve the Service Agreement and the transactions contemplated thereunder including the Caps		
SPECIAL RESOLUTION		
To approve the change of name and the adoption of a new Chinese name of the Company		

Dated the ______________ day of ______________ 2006

Shareholder's signature ______________________ *(notes e, f, g and h)*

Notes:

(a) Please insert full name(s) and address(es) in BLOCK CAPITALS.

(b) Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

(c) A proxy need not be a member of the Company. If you wish to appoint some person other than the Chairman of the Meeting as your proxy, please delete the words "the Chairman of the Meeting or" and insert the name and address of the person appointed proxy in the space provided.

(d) If you wish to vote for the resolution set out above, please tick ("√") the box marked "For". If you wish to vote against the resolution(s), please tick ("√") the box(es) marked "Against". If this form returned is duly signed but without specific direction on the proposed resolution(s), the proxy will vote or abstain at his discretion in respect of the relevant resolution. A proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than those set out in the notice convening the Meeting.

(e) In the case of a joint holding, this form of proxy may be signed by any joint holder, but if more than one joint holder is present at the Meeting, whether in person or by proxy, that one of the joint holder whose name stands first on the register of members in respect of the relevant joint holding shall alone be entitled to vote in respect thereof.

(f) The form of proxy must be signed by a shareholder, or his attorney duly authorised in writing, or if the shareholder is a corporation, either under its Common Seal or under the hand of an officer or attorney so authorised.

(g) To be valid, this form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited with the Company's share registrar in Hong Kong, Tengis Limited, at 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong not later than 48 hours before the time of the Meeting or any adjourned meeting.

(h) Any alteration made to this form should be initialled by the person who signs the form.

* *for identification purposes only*

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Town Health Medical Technology Holdings Company Limited (康健醫療科技控股有限公司*), you should at once hand this circular and the enclosed form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

TOWN HEALTH MEDICAL TECHNOLOGY HOLDINGS COMPANY LIMITED

(康健醫療科技控股有限公司*)

(incorporated in Bermuda with limited liability)

(Stock Code: 397)

(1) NON-EXEMPT CONTINUING CONNECTED TRANSACTION – SERVICE AGREEMENT

(2) PROPOSED CHANGE OF COMPANY NAME

Independent financial adviser to Town Health Medical Technology Holdings Company Limited in relation to the Service Agreement

Nuada Limited

A notice convening a special general meeting of Town Health Medical Technology Holdings Company Limited to be held at Shop No. 3, Level 3, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong at 9:00 a.m. on Thursday, 21 September 2006 is set out on pages 25 to 26 of this circular. A form of proxy for use at the special general meeting is also enclosed. Such form of proxy is also published on the website of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk).

Whether or not you are able to attend the meeting, please complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the Company's branch share registrar in Hong Kong, Tengis Limited, at 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting if they so wish.

* *for identification purposes only*

28 August 2006

CONTENTS

In this circular, the following expressions have the meanings set out below unless the context requires otherwise:

"Announcements"	Service Agreement Announcement and Change of Company Name Announcement collectively
"Annual Caps"	the maximum annual amount payable by the Group to Town Health International under the Service Agreement shall be HK$3.500,000, HK$7,000,000 and HK$7,000,000 for each of the three financial years ending 31 March 2007, 2008 and 2009 respectively
"associate"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of directors of the Company
"Change of Company Name Announcement"	the announcement dated 16 August 2006 made by the Company containing, information concerning the proposed change of Company's name
"Company"	Town Health Medical Technology Holdings Company Limited, a company incorporated in Bermuda with limited liability and the issued Shares of which are listed on the Stock Exchange
"connected person"	has the meaning ascribed thereto in the Listing Rules
"Director(s)"	director(s) of the Company
"Dr. Choi"	Dr. Francis Choi Chee Ming, J.P.
"Group"	the Company together with its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	an independent committee of the Board comprising all the independent non-executive directors of the Company, namely, Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lo Chun Nga

"Independent Shareholder(s)"	shareholders of the Company who are not interested or involved in the Service Agreement
"JV Agreement"	a subscription agreement entered into on 18 April 2006 between Dr. Choi and Classictime Investments Limited, an indirect wholly-owned subsidiary of the Company, in relation to the formation of the joint venture company. Please refer to the Company's announcement dated 19 April 2006 for further details. The circular in relation to the formation of joint venture has been despatched to the Shareholders on 10 May 2006
"Latest Practicable Date"	24 August 2006, being the latest practicable date for ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Nuada"	Nuada Limited, a licensed corporation under the SFO to conduct type 6 (advising on corporate finance) regulated activity under the SFO and the independent financial adviser appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the Service Agreement, the transactions contemplated thereunder and the Annual Caps
"Option(s)"	share option(s) granted by the Company on 11 November 2004 under the Share Option Scheme
"PRC"	the People's Republic of China which for the purpose of this circular shall exclude Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan
"Service Agreement"	the conditional service agreement dated 7 August 2006 entered into between Town Health International and the Company in relation to the services to be provided by Town Health International to the Company
"Service Agreement Announcement"	the announcement dated 7 August 2006 made by the Company containing, amongst other things, the details of the Service Agreement
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong

"SGM"	the special general meeting of the Company to be held for the purpose of approving the resolutions contained in the notice of the SGM which are set out on pages 25 to 26 of this circular
"Share(s)"	share(s) of a par value of HK$0.01 in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Tenancy Agreement"	the conditional tenancy agreement dated 29 March 2006 (as supplemented by a supplemental tenancy agreement dated 26 April 2006), entered into between Hong Kong Health Check Centre Limited and Majestic Centre Limited regarding the Lease. The circular in relation to the tenancy agreement has been despatched to the Shareholders on 11 May 2006
"Town Health International"	Town Health International Holdings Company Limited, an exempted company incorporated in the Cayman Islands with limited liability and the issued shares of which are listed on the GEM
"sq.ft."	square feet
"%"	per cent.

TOWN HEALTH MEDICAL TECHNOLOGY HOLDINGS COMPANY LIMITED
(康健醫療科技控股有限公司*)

(incorporated in Bermuda with limited liability)

(Stock Code: 397)

Executive Directors:
Mr. Chi Chi Hung, Kenneth *(Chairman)*
Mr. Cho Kwai Yee, Kevin
Miss Choi Ka Yee, Crystal
Mr. Siu Kam Chau
Dr. Fung Yiu Tong, Bennet

Independent non-executive Directors:
Mr. Chun Jay
Mr. Chan Chi Yuen
Mr. Lo Chun Nga

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal Place of Business in Hong Kong:
Shop 2B & 2C, Level 1
Hilton Plaza Commercial Centre
3-9 Shatin Centre Street
Shatin, New Territories
Hong Kong

28 August 2006

To the Shareholders

Dear Sir or Madam,

(1) NON-EXEMPT CONTINUING CONNECTED TRANSACTION – SERVICE AGREEMENT

(2) PROPOSED CHANGE OF COMPANY NAME

INTRODUCTION

On 7 August 2006, the Board announced that the Company entered into the Service Agreement with Town Health International, pursuant to which the Company agreed to appoint Town Health International to provide consultation and management services to the Company for a term of 30 months commencing from the date falling on the second Business Day after the conditions of the Service Agreement set out below have been fulfilled.

* *for identification purposes only*

On 16 August 2006, the Board also announced that it intended to put forward a proposal for the Shareholders to approve the change of name of the Company and the adoption of the new Chinese name of the Company.

The purpose of this circular is to provide the Shareholders with information regarding the (1) Service Agreement; and (2) the proposed change of name of the Company and the adoption of the new Chinese name of the Company, in respect of which the resolutions will be proposed at the SGM.

In addition, this circular also contains, among other things, (i) recommendation of the Independent Board Committee in respect of the Service Agreement and the Annual Caps; (ii) a letter from Nuada, the independent financial adviser to the Independent Board Committee, containing its advice to the Independent Board Committee and the Independent Shareholders in connection with the Service Agreement and the Annual Caps; and (iii) a notice to the Shareholders of the SGM at which the above-mentioned resolutions will be proposed.

PRINCIPAL TERMS OF THE SERVICE AGREEMENT

Date	:	7 August 2006
Parties	:	The Company and Town Health International, a company incorporated in the Cayman Islands with limited liability and the shares of which are listed on the GEM
Terms	:	30 months commencing from the date falling on the second Business Day after the conditions of the Service Agreement set out below have been fulfilled
Fee	:	The Company shall pay to Town Health International a service fee up to HK$7,000,000 for any period of twelve calendar months during the term of the Service Agreement. Such fee is based on numbers of hours spent by the general doctors or, as the case may be, the senior doctor of Town Health International for providing the services times their respective rates. The rates of each specialist doctor will charge at a maximum of HK$800 per hour. The fee will be payable on the last day of each month.
Services	:	Town Health International will provide consultancy and management services, including but not limited to staffing, specialists recruitment, staff training, promotion of health check centre, and diagnostic and laboratory results analysis, to the Company.

Condition

The Service Agreement is conditional upon the passing of a necessary resolution by the Independent Shareholders at a SGM by way of a poll of an ordinary resolution approving the Service Agreement and the transactions contemplated thereunder and the Annual Caps.

In the event that the condition set out above has not been satisfied on or before the date falling 60 days from the date of the Service Agreement (i.e. 6 October 2006) or such later date as the parties may agree, the Service Agreement shall cease and determine and neither party shall have any obligations and liabilities thereunder, save for any breaches of the terms thereof.

MAXIMUM AGGREGATE ANNUAL VALUES FOR THE SERVICES UNDER THE SERVICE AGREEMENT

The proposed maximum aggregate Annual Caps of the fees payable by the Company to Town Health International for the services contemplated under the Service Agreement with respect to the period commencing on the date falling on the second Business Day after the fulfillment of the conditions of the Service Agreement and ending on the 30th month from the commencement date shall be HK$17,500,000. Basis of calculation of the fees is set out in the heading "Principal terms of the Service Agreement" in this circular. Given that such commencement date is expected to be in October 2006, the respective Annual Caps for the year ending 31 March 2007, 31 March 2008 and 31 March 2009 shall be HK$3,500,000, HK$7,000,000 and HK$7,000,000.

The Annual Caps are subject to Independent Shareholders' vote by way of poll at the SGM.

REASONS FOR AND BENEFIT OF THE SERVICE AGREEMENT

The Group is principally engaged in the manufacturing and sales of garment in the PRC and the Group has commenced establishment of a new health centre at Nathan Road, Kowloon with approximately 20,000 sq.ft. for the provision of health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services to the public.

Town Health International, founded in 1989, is principally engaged in provision of healthcare, dental services, sale of healthcare and pharmaceutical products and surgical equipment and investment in a number of companies in the healthcare industry.

It is expected that the health check centre of the Group will come into service later this year. To ensure smooth operations and provision of comprehensive quality health check services to clients, in addition to the advanced instruments and medical technology equipment installed in the Group's new health check centre, the Directors believe that consultancy and management services from expertise are indispensable elements to the success of the launch of the first health check centre. By employing services from Town Health International under the Service Agreement, the Directors are confident that the Group will be able to leverage the experience of the doctors on health check centre and pave its way for expansion of its healthcare business in the near future.

The Directors consider that the terms of the Service Agreement are fair and reasonable and that the Service Agreement and the transactions contemplated thereunder are in the interest of the Company and its Shareholders as a whole.

PROPOSED CHANGE OF COMPANY NAME

On 16 August 2006, the Board announced its proposal to change the name of the Company from "Town Health Medical Technology Holdings Company Limited" to "Hong Kong Health Check and Laboratory Holdings Company Limited" to reflect the current business expansion plan of the Company. The Board also announced that subject to the change of name of the Company becoming effective, the Company will adopt the new Chinese name "香港體檢及醫學診斷控股有限公司" in place of its current Chinese name "康健醫療科技控股有限公司" for identification purpose only.

Conditions

The proposed change of name of the Company is subject to the following conditions:

1. the passing of a special resolution by the Shareholders at the SGM to approve the proposed change of name of the Company; and

2. the Registrar of Companies in Bermuda approving the proposed change of name of the Company and entering the new name of the Company on the register of companies in place of its former name.

The effective date of the change of name of the Company will be the date on which the new name is entered by the Registrar of Companies in Bermuda on the register of companies in place of the existing name. Thereafter, the Company will comply with the necessary filing procedures with the Registrar of Companies in Hong Kong.

EFFECTS OF CHANGE OF COMPANY NAME

Upon the change of name becoming effective, all existing share certificates in issue bearing the current name of the Company or Starbow Holdings Limited will continue to be evidence of title to the Shares and will continue to be valid for trading, settlement and registration purposes and the rights of the Shareholders will not be affected as a result of the proposed change of name. Should the change of name become effective, any issue of share certificates thereafter will be in the new company name. The size of board lot for trading in the Shares will remain unchanged after the change of name of the Company has become effective. Accordingly, there will not be any arrangement for an exchange of existing share certificate of the Company for new share certificate bearing the new name of the Company.

Further announcement will be made by the Company to inform the Shareholders on the outcome of the SGM, the effective date of the change of name of the Company and the new stock short name of the Shares.

FINANCIAL AND FUTURE PROSPECTS

The financial position of the Company has been strengthened in all aspects by issuing the convertible notes of the Company to a subsidiary of Town Health International at the beginning of the year. The Group has commenced to establish a new health centre for the provision of the health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services in Hong Kong. The new centre will be located at basement 2, of Majestic Centre, 348 Nathan Road, Kowloon, Hong Kong and will be equipped with the most advanced instruments and medical technology equipments to provide integrated health check services to clients. It is anticipated that the new centre will be in operation later this year.

In view of the increase of public awareness of the importance of health and the average of the people's life expectancy in Hong Kong, the demand for health checks services is promised. The Board is optimistic on the Group's future growth prospects in health care business and expects the new centre will be able to generate satisfactory returns to the Group in long term.

LISTING RULES IMPLICATIONS AND THE SGM

Given that (i) Miss Choi Ka Yee, Crystal, who is a Director and interested in 100,000,000 Shares, representing approximately 8.62% of the existing issued share capital of the Company, is the daughter of Dr. Choi, who is a non-executive director of Town Health International and has a controlling equity interest in Town Health International; and (ii) Mr. Cho Kwai Yee, Kevin, who is a Director, is the brother of Mr. Cho Kwai Chee, who is an executive director of Town Health International and has controlling equity interest in Town Health International, the transactions contemplated under the Service Agreement, which is continuous in nature and was entered into in the ordinary course of business of the Group, constitute non-exempt continuing connected transactions on the part of the Company under the Listing Rules, and the Service Agreement (including the Annual Caps) is subject to reporting, announcement and

Independent Shareholders' approval requirements pursuant to Rule 14A.35 of the Listing Rules. Therefore, the Service Agreement, the transactions contemplated thereunder and the Annual Caps are subject to approval by the Independent Shareholders' vote by way of a poll at the SGM.

Pursuant to Rule 14A.54 of the Listing Rules, any connected person and any Shareholder with a material interest in Service Agreement and their associates are required to abstain from voting on the relevant resolution at the SGM. Miss. Choi Ka Yee, Crystal and Mr. Cho Kwai Yee, Kevin are required to abstain from voting on the resolution(s) in respect of the Service Agreement and the transactions contemplated thereunder, and the Annual Caps at the SGM. Mr. Cho Kwai Yee, Kevin does not hold any Shares as at the Latest Practicable Date.

At the SGM,

(1) an ordinary resolution will be proposed for the Independent Shareholders to consider and, if thought fit, approve the Service Agreement, the transactions contemplated thereunder and the Annual Caps by way of poll; and

(2) a special resolution will be proposed for the Shareholders to consider and, if thought fit, approve the change of name of the Company and the adoption of the new Chinese name of the Company.

A form of proxy for use at the SGM is enclosed. If Shareholders are not able to attend the SGM in person, they are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company's branch share registrar in Hong Kong, Tengis Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible but in any event not less than 48 hours before the time for holding of the SGM or any adjournment thereof. Return of the form of proxy will not preclude Shareholders from attending and voting in person at the SGM should they so wish.

POLL PROCEDURE

According to clause 70 of the Bye-laws, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded by:

(a) the chairman of the meeting; or

(b) at least three Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) any Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(d) any Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and holding Shares in the Company conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

A demand by a person as proxy for a Shareholder or, in case of a Shareholder being a corporation, by its duly authorized representative shall be deemed to be the same as a demand by a Shareholder.

RECOMMENDATION

The Independent Board Committee has been set up to consider the terms of the Service Agreement and the transactions contemplated thereunder. Nuada has been appointed to advise the Independent Board Committee and the Independent Shareholders regarding the terms of the Service Agreement, the transactions contemplated thereunder and the Annual Caps.

Nuada considers that the entering into of the Service Agreement is in the interests of the Company and its Shareholders as a whole and the terms of the Service Agreement are fair and reasonable insofar as the Independent Shareholders are concerned. The text of the letter of advice from Nuada containing its advice and the principal factors and reasons it has taken into consideration in arriving at its advice are set out from pages 13 to 17 of this circular.

The Independent Board Committee, having taken into account the advice of Nuada, considers that the terms of the Service Agreement, the transactions contemplated thereunder and the Annual Caps are fair and reasonable insofar as the Independent Shareholders are concerned. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the SGM to approve the Service Agreement, the transactions contemplated thereunder and the Annual Caps. The text of the letter from the Independent Board Committee is set out at page 12 of this circular.

The Directors consider that (1) the entering into of the Service Agreement are on normal commercial terms and in the ordinary and usual course of business, and the terms of which are fair and reasonable so far as the Company and the Shareholders are concerned; and (2) the proposed change of name of the Company and the adoption of new Chinese name of the Company are in the interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends the Independent Shareholders to vote in favour of the ordinary resolution in relation to the Service Agreement, the transactions contemplated thereunder and the Annual Caps proposed to be passed at the SGM and the Shareholders to vote in favour of the special resolution in relation to the change of name of the Company and the adoption of new Chinese name of the Company proposed to be passed at the SGM.

GENERAL INFORMATION

Your attention is drawn to the additional information set out in the Appendix to this circular.

Yours faithfully,
By Order of the Board
Town Health Medical Technology Holdings Company Limited
Chi Chi Hung, Kenneth
Chairman

TOWN HEALTH MEDICAL TECHNOLOGY HOLDINGS COMPANY LIMITED

(康健醫療科技控股有限公司*)

(incorporated in Bermuda with limited liability)

(Stock Code: 397)

28 August 2006

To the Independent Shareholders

Dear Sir or Madam,

We have been appointed as the Independent Board Committee to advise you in connection with the terms of the Service Agreement, the transactions contemplated thereunder and the Annual Caps, details of which are set out in the letter from the Board contained in the circular to the Shareholders dated 28 August 2006 (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

Having considered the terms of the Service Agreement, the transactions contemplated thereunder and the Annual Caps and the advice of Nuada in relation thereto as set out from pages 13 to 17 of the Circular, we are of the view that the Service Agreement, the terms thereof, the transactions contemplated thereunder and the Annual Caps are fair and reasonable so far as the Company and the Independent Shareholders are concerned and are in the interest of the Company and the Shareholders as a whole.

Accordingly, we recommend the Independent Shareholders to vote in favour of the resolution(s) to be proposed at the SGM to approve the Service Agreement and the transactions contemplated thereunder and the Annual Caps.

Yours faithfully,
For and on behalf of the Independent Board Committee

Mr. Chun Jay	Mr. Chan Chi Yuen	Mr. Lo Chun Nga
Independent non-executive Director	*Independent non-executive Director*	*Independent non-executive Director*

* *for identification purposes only*

The following is the text of a letter of advice from Nuada Limited in connection with the terms of the Service Agreement (including the Annual Caps) which has been prepared for inclusion in this circular.

Nuada Limited
7th Floor
New York House
60 Connaught Road Central
Hong Kong

28 August 2006

To the Independent Board Committee and
the Independent Shareholders of
Town Health Medical Technology Holdings Company Limited

Dear Sirs,

NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS – SERVICE AGREEMENT

INTRODUCTION

We refer to our appointment as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Service Agreement (including the Annual Caps), details of which have been set out in the letter from the board in the circular to the Shareholders dated 28 August 2006 (the "Circular"), of which this letter forms part. Unless otherwise stated, terms used in this letter have the same meanings as those defined in the Circular.

On 7 August 2006, the Company announced that the Group entered into the Service Agreement with Town Health International, pursuant to which the Company agreed to appoint Town Health International to provide consultation and management services, including but not limited to staffing, specialists recruitment, staff training, promotion of health check centre, and diagnostic and laboratory results analysis, to the Company for a term of 30 months commencing from the date falling on the second Business Day after the conditions of the Service Agreement have been fulfilled.

Given that (i) Miss Choi Ka Yee, Crystal, who is a Director and interested in 100,000,000 Shares, representing approximately 8.62% of the existing issued share capital of the Company, is the daughter of Dr. Francis Choi Chee Ming, J.P., who is a non-executive director of Town Health International and has a controlling equity interest in Town Health International; and (ii) Mr. Cho Kwai Yee, Kevin who is a Director, is the brother of Mr. Cho Kwai Chee, who is an executive director of Town Health International and has a controlling equity interest in Town Health International, the transactions contemplated under the Service Agreement, which is

continuous in nature and was entered into in the ordinary course of business of the Group, constitutes non-exempt continuing connected transactions on the part of the Company under the Listing Rules, and the Service Agreement (including the Annual Caps) is subject to reporting, announcement and Independent Shareholders' approval requirements pursuant to Rule 14A.35 of the Listing Rules.

Pursuant to Rule 14A.54 of the Listing Rules, Miss Choi Ka Yee, Crystal and Mr. Cho Kwai Yee, Kevin are required to abstain from voting on the resolution(s) in respect of the Service Agreement and the transactions contemplated thereunder, and the Annual Caps at the SGM. As at the Latest Practicable Date, Mr. Cho Kwai Yee, Kevin did not hold any Shares.

The Independent Board Committee has been formed to advise the Independent Shareholders in relation to the Service Agreement and whether the Independent Shareholders should vote in favour of the Service Agreement (including the Annual Caps). We have been appointed to advise the Independent Board Committee and the Independent Shareholders as to whether the Service Agreement is on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the Company and its Shareholders as a whole and whether the Independent Shareholders should vote in favour of the Service Agreement (including the Annual Caps).

In formulating our opinion, we have relied on the statements, information, opinions and representations contained in the Circular and the information and representations provided to us by the Company and the Directors. We have no reason to believe that any information and representations relied on by us in forming our opinion is untrue, inaccurate or misleading, nor are we aware of any material facts the omission of which would render the information provided and the representations made to us untrue, inaccurate or misleading. We have assumed that all information, representations and opinions contained or referred to in the Circular, which have been provided by the Company and the Directors and for which they are solely and wholly responsible, were true and accurate at the time they were made and continue to be so at the date hereof. We have also assumed the accuracy and truthfulness of the public information available from Hong Kong Hospital Authority regarding the fees for private out-patient consultation service charged at public hospitals in Hong Kong as detailed below.

The Directors collectively and severally accept full responsibility for the accuracy of the information contained in the Circular. The Directors have confirmed, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in the Circular have been arrived at after due and careful consideration and there are no other facts or representations the omission of which would make any statement in the Circular, including this letter, misleading. We consider that we have reviewed sufficient information to reach an informed view, to justify our reliance on the accuracy of the information contained in the Circular and to form a reasonable basis for our opinion. We have not, however, conducted any independent verification of the information provided, nor have we carried out any in-depth investigation into the business, affairs and prospects of the Group and Town Health International or the markets in which they respectively operate.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion regarding the Service Agreement (including the Annual Caps), we have taken into consideration the following principal factors:

Background of and reasons for entering into the Service Agreement

The Group is principally engaged in the manufacturing and sales of garment in the PRC and the Group has commenced establishment of a new health check centre for the provision of health check, advance diagnostic imaging services, day care observation services and medical laboratory related services to the public. The health check centre is located at Nathan Road, Kowloon with approximately 20,000 sq. ft. and will be equipped with the most advanced instruments and medical technology equipment. The health check centre is expected to come into service later this year.

The Directors consider that apart from the advanced instruments and medical technology equipment, consultation and management services from expertise are indispensable elements to the success of the health check centre. Therefore, the Group entered into the Service Agreement with Health Town International for the provision of consultation and management services, including but not limited to staffing, specialists recruitment, staffing training, promotion of health check centre, and diagnostic and laboratory results analysis, so as to ensure smooth operations and provision of comprehensive quality health check services to clients.

Town Health International is principally engaged in the provision of healthcare and dental services, sale of healthcare and pharmaceutical products and surgical equipment, and investment in a number of companies in the healthcare industry. Town Health International was founded in 1989 and has been engaging in the healthcare industry for 17 years. The Directors are confident that the Group will be able to leverage the experience of the doctors of Town Health International on the health check centre and pave its way for expansion of its healthcare business in the near future.

According to the Annual Report 2006 of the Company, the Group refined its business focus to concentrate on more specialized niche market, such as the health care market and the Group believes that there is a high potential public demand for health checks services. Given the Group's business venture into the healthcare sector and the well-established healthcare business of Town Health International, we consider that the entering into of the Service Agreement is in line with the refocused business of the Group in the healthcare field, complementary to the launch of the Group's first health center opening soon this year, in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole.

Key terms of the Service Agreement and the Annual Caps

Pursuant to the Service Agreement, the Company agreed to appoint Town Health International to provide consultation and management services, including but not limited to staffing, specialists recruitment, staff training, promotion of health care centre, and diagnostic and laboratory results analysis to the Company for a term of 30 months commencing from the date falling on the second Business Day after the conditions of the Service Agreement have been fulfilled.

Pursuant to the Service Agreement, the Company shall pay to Town Health International a service fee up to HK$7,000,000 for any period of 12 calendar months during the term of the Service Agreement. Such fee is based on the numbers of hours spent by the general doctors or, as the case may be, the senior doctor of Town Health International for providing the services times their respectively rates. The rate charged by each specialist doctor will be at a maximum of HK$800 per hour. As informed by the Company, the rate charged by each general doctor will be HK$400 per hour.

As informed by the Company, it is estimated that a total of about 1,300 hours per month will be spent by the general doctors on duty at the health check centre of the Group and about 75 hours per month will be spent by specialist doctors. Based on the estimation, a total of about HK$520,000 for the services from general doctors and about HK$60,000 for the services from specialist doctors shall be payable by the Group to Town Health International per month, and accordingly a maximum total service fee of about HK$6,960,000 shall be payable by the Group to Town Health International per year.

Based on the estimated maximum service fee chargeable by Town Health International to the Company as calculated above and given the commencement date of the Service Agreement shall be falling on the second Business Day after the conditions of the Service Agreement have been fulfilled, which is expected to be in October 2006, the Annual Caps for each of the three years ending 31 March 2009 shall be HK$3,500,000, HK$7,000,000 and HK$7,000,000 respectively.

As the first health check centre of the Group is yet to be opened, there has been no historical record regarding provision of consultation and management services by Town Health International to the Group. In addition, no open market or official information regarding the fees charged by doctors for provision of the consultation and management services similar to that provided by Town Health International to the Group under the Service Agreement nor the fees charged by doctors for the provision of healthcare services in particular is available. Considering the fact that the provision of the consultation and management services by Town Health International to the Group under the Service Agreement shall be performed by doctors in their capacity of medical profession, we have taken the public information available from Hong Kong Hospital Authority regarding the fees for private out-patient consultation service (the "Public Hospital Service") charged at public hospitals in Hong Kong (the "Fees") as a reference for the general fees charged by doctors.

It is noted that the initial private out-patient consultation service fee range from HK$550 to HK$1,750 per visit and the subsequent follow-up consultation service fee range from HK$450 to HK$1,150 per visit. Considering that the Fees are fixed even for visits less than an hour, assuming that there is only one visit for an hour for the Public Hospital Service, the hourly rate charged by each general doctor and each specialist doctor of Town Health International to the Group under the Service Agreement of HK$400 and up to a maximum of HK$800 respectively is comparable to the Fees. The hourly rate charged by each general doctor and each specialist doctor of Town Health International to the Group under the Service Agreement of HK$400 and up to a maximum of HK$800 respectively shall even be lower than that of the Fees should there be more than one visit for an hour for the Public Hospital Service. As such, we are of the opinion that the hourly rate charged by each general doctor and each specialist doctor of Town Health International to the Group under the Service Agreement is fair and reasonable.

Taking into account the estimated maximum service fee chargeable by Town Health International to the Group under the Service Agreement as calculated above and the private out-patient consultation service fees charged at public hospitals in Hong Kong, we consider that the Annual Caps is fair and reasonable, and in the interests of the Company and the Shareholders as a whole.

RECOMMENDATION

Having considered the above principal factors and reasons, we are of the opinion that the entering into of the Service Agreement (including the Annual Caps) is in the interests of the Company and the Shareholders as a whole, on normal commercial terms, in the ordinary course of business of the Group and the terms of which are fair and reasonable so far as the Company and the Independent Shareholders are concerned. Accordingly, we recommend the Independent Shareholders to vote in favour of the relevant resolution to be proposed at the SGM in respect of the Service Agreement (including the Annual Caps).

Yours faithfully,
For and on behalf of
Nuada Limited
Bernard Chan
Executive Director

1. RESPONSIBILITY STATEMENTS

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement in this circular misleading.

2. SHARE CAPITAL

(1) Authorised and issued share capital of the Company

The authorised and issued share capital of the Company as at the Latest Practicable Date were as follows:

Authorised:		*HK$*
30,000,000,000	Shares	300,000,000
Issued and fully paid or credited as fully paid:		
1,159,516,853	Shares	11,595,168.53

All existing Shares rank equally in all respects, including capital, dividends and voting rights. The Shares in issue are listed on the Stock Exchange.

As at the Latest Practicable Date, no Share had been issued since 31 March 2006, being the date to which the latest published audited consolidated financial statements of the Group were made up.

Save for the 1,463,414,634 Shares to be issued after full conversion of the conversion rights attached to the outstanding convertible note and the outstanding 44,760,000 Options, no share or loan capital of the Company or any member of the Group has been put under option or agreed conditionally or unconditionally to be put under option and no warrant, derivative or conversion right which are convertible or exchangeable into, affecting the Shares has been issued or granted or agreed conditionally, or unconditionally to be issued or granted.

3. DISCLOSURE OF INTERESTS

(a) Directors' interests and short position in the securities of the Company and its associated corporations

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register maintained by the Company referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in the Listing Rules, to be notified to the Company and the Stock Exchange, were as follows:

Long position in Shares

	Number of Shares held, capacity and nature of interest					
Name of Director	Personal interest	Family interest	Corporate interest	Other interest	Total	Approximate percentage of the issued share capital of the Company as at the Latest Practicable Date
Miss Choi Ka Yee, Crystal	–	–	100,000,000 *(Note)*	–	100,000,000	8.62%

Note: Miss Choi Ka Yee, Crystal is taken to be interested in those Shares in which Central View International Limited, a company wholly and beneficially owned by her, is interested.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including any interests and short positions which he/she was taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register maintained by the Company referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in the Listing Rules, to be notified to the Company and the Stock Exchange.

(b) Persons who have an interest or short position in the shares or underlying shares of the Company which is discloseable under Divisions 2 and 3 of Part XV of the SFO and substantial shareholders of the Company

Save as disclosed below, as at the Latest Practicable Date, none of the Company Directors or chief executives knew of any person (not being a director or chief executive of the Company) who had an interest or short position in Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or held any option in respect of such capital.

Name of Shareholder	**Interest in Shares or underlying Shares** *(Note 1)*	**Approximate percentage of the issued share capital**
Broad Idea International Limited *(Note 3)*	1,463,414,634 (L)	55.79 (L)
Mr. Cho Kwai Chee *(Note 3)*	1,463,414,634 (L)	55.79 (L)
Dr. Choi *(Note 3)*	1,463,414,634 (L)	55.79 (L)
Top Act Group Limited *(Note 2)*	1,463,414,634 (L)	55.79 (L)
Town Health (BVI) Limited *(Note 2)*	1,463,414,634 (L)	55.79 (L)
Town Health International Holdings Company Limited *(Note 2)*	1,463,414,634 (L)	55.79 (L)
Lee Wai Man *(Note 4)*	300,188,825 (L)	25.89 (L)
Ma Siu Fong *(Note 4)*	300,188,825 (L)	25.89 (L)
Chu Yuet Wah *(Note 4)*	292,688,825 (L)	25.24 (L)
Kingston Securities Limited *(Note 4)*	292,688,825 (L)	25.24 (L)

Notes:

1. The interest is a long position in Shares.

2. Town Health International Holdings Company Limited, through its wholly-owned subsidiary Town Health (BVI) Limited, is taken to be interested in the underlying Shares in which Top Act Group Limited, a wholly-owned subsidiary of Town Health (BVI) Limited, holds an interest.

3. Dr. Francis Choi Chee Ming and Mr. Cho Kwai Chee own 49.9% and 50.1% beneficial interest in Broad Idea International Limited respectively. Broad Idea International Limited holds 51% of the issued share capital of Town Health International Holdings Company Limited. Dr. Francis Choi Chee Ming and Mr. Cho Kwai Chee are therefore taken to be interested in the underlying Shares in which Top Act Group Limited, the indirect wholly-owned subsidiary of Town Health International Holdings Company Limited, holds an interest.

4. These Shares represent the portion of the Shares to be placed by placing agent pursuant to the placing agreement dated 9 December 2005, to which the Kingston Securities Limited is deemed to be interested pursuant to the SFO. The placing agent is owned as to 49% by Ma Siu Fong and as to 51% by Chu Yuet Wah. The number specified represents (i) Kingston Securities Limited's interest in the 292,688,825 Shares to be placed by Kingston Securities Limited; and (ii) the 7,500,000 Shares beneficially owned by Mr. Lee Wai Man. Mr. Lee Wai Man is the husband of Ms. Ma Siu Fong. He is therefore deemed to be interested in the underlying shares in which Ms. Ma Siu Fong is deemed to hold interest. Ms. Ma Siu Fong is deemed to be interested in the Shares in which Mr. Lee Wai Man holds an interest.

4. INTERESTS IN CONTRACT OR ARRANGEMENT

Save for the Service Agreement, the Tenancy Agreement and the JV Agreement, as at the Latest Practicable Date, none of the Directors is materially interested in contract or arrangement subsisting which is significant in relation to the business of the Group.

5. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

6. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 March 2006, being the date to which the latest published audited consolidated financial statements of the Group were made up.

7. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of Directors and their respective associates was interested in any business, apart from the Group's business, which competes or is likely to compete, either directly or indirectly, with the Group's business.

8. LITIGATION

The Company was a defendant in a law suit brought by a supplier in December 1998 claiming for a principal sum of approximately HK$1,962,000 together with interest and costs thereon relating to a guarantee in respect of a credit facility granted to RCR Electronics Manufacturing Limited, a former subsidiary of the Company. The Company filed a defence in March 1999 in response to the claim and since then, the supplier has taken no further action against the Company. Since the outcome of the litigation could not be determined with reasonable certainty at this stage, no provision has been made in the financial statements of the Group.

Save as disclosed above, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened against the Company or any of its subsidiaries as at the Latest Practicable Date.

9. MATERIAL CONTRACTS

Save as disclosed below, there are no material contracts (other than contracts entered into in the ordinary course of business) which have been entered into by the Company or its subsidiaries within two years immediately preceding the date of the Announcements (whichever is the earlier) and up to the Latest Practicable Date:

(a) a placing agreement dated 30 November 2004 entered into between the Company and a placing agent in relation to a placing of 147,140,000 placing shares of the Company to independent investors at a price of HK$0.045 per share. Further details of the placing were set out in the announcement of the Company dated 30 November 2004;

(b) a conditional acquisition agreement dated 24 March 2004 entered into between the Company and Huang Qing in relation to the acquisition by the Company of the entire issued share capital of Franki Limited at a total consideration of HK$18,500,000 ("Acquisition Agreement");

(c) a termination agreement dated 13 December 2004 entered into between the Company and Huang Qing in relation to the termination of the Acquisition Agreement;

(d) a subscription agreement dated 9 December 2005 entered into between the Company and Top Act Group Limited, an indirect wholly-owned subsidiary of Town Health International, in relation to the subscription of 1,463,414,634 conversion shares of the Company at a price of HK$0.041 per conversion share;

(e) a subscription agreement dated 9 December 2005 entered into between the Company and Central View International Limited, a company wholly-owned by Miss Choi Ka Yee, Crystal, in relation to the subscription of 100,000,000 Shares to Central View International Limited at a price of HK$0.038 per Share;

(f) a placing agreement dated 9 December 2005 entered into between the Company and a placing agent in relation to a placing of 1,463,414,634 conversion shares of the Company to independent investors at a price of HK0.041 per conversion share;

(g) a placing agreement dated 9 December 2005 entered into between the Company and a placing agent in relation to a placing of 176,580,000 placing Shares, on a best effort basis, at a price of HK$0.038 per share to independent investors;

(h) the purchasing agreement dated 23 March 2006 entered into between the Company and an independent third party in relation to the acquisition of the equipments. Further details of the acquisition was set out in the announcement of the Company dated 24 March 2006;

(i) the Tenancy Agreement; and

(j) the JV Agreement.

10. EXPERT'S QUALIFICATION AND CONSENT

The following are the qualification of the expert who has provided its advice contained in this circular:

Name	Qualification
Nuada	A licensed corporation under the SFO permitted to carry out type 6 (advising on corporate finance) of the regulated activity (as defined in the SFO)

Nuada has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and the reference to its name in the form and context in which it appears.

As at the Latest Practicable Date, Nuada was not interested beneficially or otherwise in any Shares or shares in any of Company's subsidiaries or associated companies and did not have any right, whether legally enforceable or not, or option to subscribe for or to nominate persons to subscribe for any Shares or shares in any of Company's subsidiaries or associated companies nor did it have any interest, either direct or indirect, in any assets which have been, since the date to which the latest published audited accounts of the Group were made up, acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

11. GENERAL

(a) Save for the Service Agreement, Tenancy Agreement and JV Agreement, none of the Directors has, or has had, any direct or indirect interest in any assets which have been acquired, disposed of or leased to, or which are proposed to be acquired, disposed of or leased to, the Company or any of its subsidiaries since 31 March 2006, the date to which the latest published audited accounts of the Group were made up.

(b) The qualified accountant of the Company is Mr. Chi Chi Hung, Kenneth is a fellow member of the Association of Chartered Certified Accountants, an associate member of the Hong Kong Institute of Certified Public Accountants, an associate member of the Hong Kong Institute of Company Secretaries and an associate member of the Institute of Chartered Secretaries and Administrators.

(c) The company secretary of the Company is Mr. Chi Chi Hung, Kenneth.

(d) The branch share registrar of the Company in Hong Kong is Tengis Limited of 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong.

(e) The English text of this circular and the accompanying form of proxy shall prevail over their respective Chinese texts in the case of inconsistency.

12. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at 9:00 a.m. to 1:00 p.m. and 2:00 p.m. to 5:00 p.m. on any weekday (except Saturdays and public holidays) at the principal place of business of the Company in Hong Kong at Shop 2B & 2C, Level 1, Hilton Plaza Commercial Centre, 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong from 28 August 2006, being the date of this circular, up to and including the date of the SGM:

(a) the memorandum of association and the Bye-Laws;

(b) the annual reports of the Company for each of the two years ended 31 March 2006;

(c) the letter from Nuada, the text of which is set out on pages 13 to 17;

(d) the material contracts referred to in the paragraph headed "Material Contracts" in this appendix;

(e) the written consent referred to in the paragraph headed "Expert's Qualifications and Consent" in this appendix;

(f) the letter from Independent Board Committee, the text of which is set out on page 12;

(g) the Service Agreement; and

(h) this circular.

TOWN HEALTH MEDICAL TECHNOLOGY HOLDINGS COMPANY LIMITED

(康健醫療科技控股有限公司*)

(incorporated in Bermuda with limited liability)

(Stock Code: 397)

NOTICE IS HEREBY GIVEN that a special general meeting (the "**Meeting**") of Town Health Medical Technology Holdings Company Limited (the "**Company**") will be held at Shop No. 3, Level 3, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong at 9:00 a.m. on Thursday, 21 September 2006 for the following purposes:

(1) to consider and, if thought fit, pass the following resolution as an ordinary resolution:

"**THAT**

(a) the conditional service agreement dated 7 August 2006 (the "**Service Agreement**") and entered into between Town Health International Holdings Company Limited ("**Town Health International**") and the Company, pursuant to which the Company has agreed to appoint Town Health International to provide consultation and management services to the Company for a term of 30 months commencing from the date falling on the second business day after the conditions of the Service Agreement have been fulfilled, a copy of the Service Agreement has been produced to this Meeting marked "A" and signed by the chairman of the Meeting for the purpose of identification, and the transactions contemplated by the Service Agreement be and are hereby approved, confirmed and ratified;

(b) the annual amount (the "**Caps**") of HK$3,500,000, HK$7,000,000 and HK$7,000,000 respectively payable under the Service Agreement for each of the three financial years ending 31 March 2009 be and are hereby approved; and

(c) the directors of the Company be and are hereby authorised to do all other acts and things and execute all documents which they consider necessary or expedient for the implementation of and giving effect to the Service Agreement and the transactions contemplated thereunder including the Caps."

(2) to consider and, if thought fit, pass the following resolution as a special resolution:

"**THAT** subject to and conditional upon the approval of the Registrar of Companies in Bermuda being obtained, the name of the Company be and is hereby changed from "Town Health Medical Technology Holdings Company Limited" to "Hong Kong Health Check and Laboratory Holdings Company Limited", and a new Chinese name "香港體檢及

* *for identification purposes only*

醫學診斷控股有限公司" be adopted to replace "康健醫療科技控股有限公司" for identification purposes with effect from the date of entry of the new name on the register maintained by the Registrar of Companies in Bermuda, and the Directors be and are hereby authorised to do all such acts and things and execute all such documents they consider necessary or expedient to give effect to the aforesaid change of name and the adoption of a new Chinese name of the Company."

By order of the Board
Town Health Medical Technology Holdings Company Limited
Chi Chi Hung, Kenneth
Chairman

Hong Kong, 28 August 2006

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal place of business in Hong Kong:
Shop 2B & 2C, Level 1
Hilton Plaza Commercial Centre
3-9 Shatin Centre Street
Shatin, New Territories
Hong Kong

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxy to attend and, subject to the provisions of the articles of association of the Company, to vote on his behalf. A proxy need not be a member of the Company but must be present in person at the Meeting to represent the member. If more than one proxy is so appointed, the appointment shall specify the number and class of shares in respect of which each such proxy is so appointed.

2. A form of proxy for use at the Meeting (or at any adjournment thereof) is enclosed. In order to be valid, the form of proxy must be duly completed and signed in accordance with the instructions printed thereon and deposited together with a power of attorney or other authority, if any, under which it is signed, or a certified copy of such power or authority, at the Company's branch share registrar in Hong Kong, Tengis Limited, at 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the Meeting or any adjournment thereof, should he so wish.

3. In the case of joint holders of shares, any one of such holders may vote at the Meeting, either personally or by proxy, in respect of such share as if he was solely entitled thereto, but if more than one of such joint holder are present at the Meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

Town Health Medical Technology Holdings Company Limited

(康健醫療科技控股有限公司)*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

MONTHLY ANNOUNCEMENT IN RESPECT OF THE CONVERTIBLE NOTES I

Reference is made to the Company's announcements dated 9 December 2005 and 6 March 2006 (the "Announcements"). Reference is also made to the Company's latest monthly announcement dated 1 August 2006. The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I.

Reference is made to the Company's announcements dated 9 December 2005 and 6 March 2006 (the "Announcements"). Reference is also made to the Company's latest monthly announcement dated 1 August 2006. The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I. Unless the context herein otherwise requires, terms used in this announcement shall have the same meanings as in the Announcements.

The Directors would like to report that no conversion of the Convertible Notes I had been made by the holders thereof during the month of August 2006.

Information regarding the total issued share capital of the Company as at 1 August 2006 and 31 August 2006 are set out below:

	Issued Share Capital *HK$*	**Number of Shares**
As at 1 August 2006	11,595,168.53	1,159,516,853
As at 31 August 2006	11,595,168.53	1,159,516,853

This announcement is only released through the web-site of The Stock Exchange of Hong Kong Limited and no publication in the newspapers is made.

As at the date of this announcement, the Board comprises five executive directors, namely Mr. Chi Chi Hung, Kenneth, Mr. Cho Kwai Yee, Kevin, Miss. Choi Ka Yee, Crystal, Mr. Siu Kam Chau and Dr. Fung Yiu Tong, Bennet and three independent non-executive directors namely Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lo Chun Nga.

By order of the Board
Town Health Medical Technology Holdings Company Limited
Siu Kam Chau
Director

Hong Kong, this 1st day of September, 2006

* *For identification purpose only*

Town Health Medical Technology Holdings Company Limited

(康健醫療科技控股有限公司) *

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

PLACING OF CONVERTIBLE NOTES II

Placing Agent to the Placing of Convertible Notes II

KINGSTON SECURITIES LIMITED

Pursuant to the CN Placing Agreement entered into between the Company and the Placing Agent on 9 December 2005, the Placing Agent has agreed to place the Convertible Notes II, on a best effort basis, of up to an aggregate principal amount of HK$60,000,000 Convertible Note II to not fewer than six placees, each of whom and whose ultimate beneficial owners are not connected persons (as defined in the Listing Rules) of the Company and are independent of, and not connected with the Company, the Share Subscriber, the CN Subscriber or their respective connected persons (as defined in the Listing Rules and/or the GEM Listing). The CN Placing was approved by the Independent Starbow Shareholders at the SGM.

Pursuant to the CN Placing Agreement, at any time up to the first anniversary of the date of the CN Placing Agreement, the Placing Agent can by written notice call for the Company to issue Convertible Notes II of up to an aggregate principal amount of HK$60,000,000, and each call shall be for not less than HK$1,000,000.

The Company has on 4 September 2006 received notice from the Placing Agent exercising its right under the CN Placing Agreement to place (the "Tranche One Placing") Convertible Notes II of an aggregate principal amount of HK$40,000,000. Completion of the Tranche One Placing will take place on the business day immediately following the fulfillment of the Listing Approval Condition, which is expected to be within the month of September 2006.

Reference is made to the announcement dated 9 December 2005 (the "First Announcement") and the circular dated 20 January 2006 ("the Circular") issued by Town Health Medical Technology Holdings Company Limited (the "Company") in relation to, amongst other things, the possible placing of Convertible Notes II. Unless the context requires otherwise, capitalised terms used in this announcement shall have the same meanings as defined in the Circular.

THE CN PLACING

Pursuant to the CN Placing Agreement entered into between the Company and the Placing Agent on 9 December 2005, the Placing Agent has agreed to place the Convertible Notes II, on a best effort basis, of up to an aggregate principal amount of HK$60,000,000 to not fewer than six placees, each of whom and whose ultimate beneficial owners are not connected persons (as defined in the Listing Rules) of the Company and are independent of, and not connected with the Company, the Share Subscriber, the CN Subscriber or their respective connected persons (as defined in the Listing Rules and/or the GEM Listing). The CN Placing was approved by the Independent Starbow Shareholders at the SGM.

Pursuant to the CN Placing Agreement, at any time up to the first anniversary of the date of the CN Placing Agreement, the Placing Agent can by written notice call for the Company to issue Convertible Notes II of up to an aggregate principal amount of HK$60,000,000 and each call shall be for not less than HK$1,000,000.

Conditions

As provided in the CN Placing Agreement, the CN Placing would be conditional upon:

(1) the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the Conversion Shares falling to be allotted and issued upon exercise of the conversion rights attached to the Convertible Notes II to be placed under the CN Placing Agreement (the "Listing Approval Condition");

(2) the passing by the Independent Starbow Shareholders at the SGM by way of poll of an ordinary resolution approving the CN Placing Agreement, the issue of Convertible Notes II and the allotment and issue of the relevant Conversion Shares and other transactions contemplated thereunder;

(3) the completion of CN Subscription Agreement; and

(4) no force majeure event having occurred or occurring under the CN Placing Agreement.

There is no provision in the CN Placing Agreement which would allow either the Company or the Placing Agent to waive any of the abovementioned conditions. As at the date of this announcement, conditions (2) and (3) have been fulfilled.

PRINCIPAL TERMS OF THE CONVERTIBLE NOTES II

Issuer	The Company
Principal amount:	An aggregate amount of up to HK$60,000,000
Maturity date:	The date falling on the fourth anniversary of the date of issue of the Convertible Notes II. Any unredeemed and unconverted Convertible Notes II will be redeemed at 100% of the outstanding principal amount together with any accrued interest in cash.

Initial conversion price:	HK$0.041 per Conversion Share The initial conversion price was determined on an arm's length basis respectively between the Company and the Placing Agent with reference to, among other things, the performance of the Share price. The initial conversion price is subject to adjustments, including consolidation or subdivision of shares, which may or may not occur. The conversion price of HK$0.041 per Conversion Share represents: (i) a discount of approximately 12.77% to the closing price of HK$0.047 per Share as quoted on the Stock Exchange on 4 November 2005, being the day prior to the suspension of trading in the Shares immediately before the issue of the First Announcement; (ii) a discount of approximately 62.73% to the closing price of HK$0.11 per Share as quoted on the Stock Exchange on 4 September 2006, being the day of this announcement (iii) a discount of approximately 62.25% to the average closing price of the Shares of HK$0.1086 per Share as quoted on the Stock Exchange for the five trading-day period up to and including 4 September 2006; and (iv) a premium of about 2462.5% to the net asset value per Share of approximately HK$0.0016 based on the consolidated net assets of the Company was at 31 March 2006 as shown in its audited financial statements for the year ended on that date. The holders of the Convertible Notes II shall have the right at any time after the date of issue of the Convertible Notes II to convert any outstanding amount of the Convertible Notes II at denomination of HK$1,000,000 each into the Conversion Shares at the conversion price of HK$0.041 per Conversion Share (subject to adjustments), unless the amount remaining following exercise of the conversion rights shall be less than HK$1,000,000.
Ranking	The Conversion Shares, when allotted and issued, will rank pari passu in all respects with the other Shares in issue as at the date of issue of the Conversion Shares
Interest	1% per annum payable half yearly in arrears
Transferability:	The Convertible Notes II may be transferred or assigned to any third party without the prior written consent of the Company. Save with the consent of the Stock Exchange, none of the Convertible Notes II may be transferred to a "connected person" (as defined in the Listing Rules) of the Company. The Company shall give notice to the Stock Exchange for any transfer of the Convertible Notes II and shall state whether any connected person of the Company is involved.
Voting rights:	The Convertible Notes II do not confer any voting rights at general meetings of the Company on the holder(s) of the Convertible Notes II

Events of default	The events of default provisions provide that on the occurrence of certain events of default specified in the Convertible Notes II (e.g. liquidation), each of the holders of the Convertible Notes II shall be entitled to demand immediate repayment of the principal amount outstanding and accrued but unpaid interest under the relevant Convertible Notes II
Listing:	No application has been or will be made for the listing of the Convertible Notes II on the Stock Exchange or any other stock exchange.

Please refer to the Circular for further details of the CN Placing Agreement, the CN Placing and the terms of the Convertible Notes II.

THE TRANCHE ONE PLACING

The Company has on 4 September 2006 received notice from the Placing Agent exercising its right under the CN Placing Agreement to place (the "Tranche One Placing") Convertible Notes II of an aggregate principal amount of HK$40,000,000 (the "Tranche One CN II").

Completion of the Tranche One Placing will take place on the business day immediately following the fulfillment of the Listing Approval Condition, which is expected to be within the month of September 2006.

The gross and net proceeds from the Tranche One Placing will be HK$40 million and approximately HK$37 million respectively. The net proceeds are expected to be applied towards the expansion and enhancement of the Group's health check centre in Hong Kong which provides health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services in Hong Kong.

An application will be made by the Company to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Conversion Shares to be allotted and issued upon exercise of the conversion rights attaching to the Tranche One CN II as soon as practicable.

EFFECT ON SHAREHOLDING STRUCTURE

The maximum number of the Conversion Shares falling to be issued upon full exercise of the conversion rights attached to the Tranche One CN II to be issued under the Tranche One Placing, based on the initial conversion price of HK$0.041 per Conversion Share, is 975,609,756 Shares. The existing and enlarged shareholding structure of the Company as at the date of this announcement and immediately after the issue of Conversion Shares falling to be issued upon exercise of the conversion rights attached to the Tranche One CN II are set out below:

	As at the date of this announcement		Immediately after full conversion of the Tranche One CN II at HK$0.041 per Conversion Share	
	Shares	% *(approx.)*	Shares	% *(approx.)*
Central View International Limited *(Note)*	100,000,000	8.62	100,000,000	4.68
Other Shareholders	1,059,516,853	91.38	2,035,126,609	95.32
Total	1,159,516,853	100.00	2,135,126,609	100.00

Note: Central View International Limited, a company incorporated in the British Virgin Islands with limited liability, is wholly and beneficially owned by Miss Choi Ka Yee, Crystal who is an executive Director.

POSSIBLE FURTHER PLACING OF CONVERTIBLE NOTES II

Subject to and in accordance with the terms of the CN Placing Agreement, the Placing Agent will continue to be entitled to place the balance of the Convertible Notes II with a principal amount of up to HK$20,000,000 in aggregate following issue of the Tranche One CN II, which if placed in full will result in the Company receiving further gross proceeds of HK$20,000,000. However, there is no assurance that the Placing Agent will exercise such right.

By order of the board of directors of
Town Health Medical Technology Holdings Company Limited
Chi Chi Hung, Kenneth
Chairman

Hong Kong, 4 September 2006

As at the date of this announcement, the board of the directors of the Company comprises five executive directors, namely Mr. Chi Chi Hung, Kenneth, Mr. Cho Kwai Yee, Kevin, Miss Choi Ka Yee, Crystal, Mr. Siu Kam Chau and Dr. Fung Yiu Tong, Bennet and three independent non-executive directors namely Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lo Chun Nga.

* *For identification purpose only*

"Please also refer to the published version of this announcement in China Daily"

Town Health Medical Technology Holdings Company Limited
(康健醫療科技控股有限公司)*

(Incorporated in Bermuda with limited liability)
(Stock Code: 397)

RESULTS OF THE SGM REGARDING (1) THE SERVICE AGREEMENT AND (2) PROPOSED CHANGE OF COMPANY NAME

The Board is pleased to announce that the resolutions in respect of (1) the Service Agreement and the transactions contemplated thereunder, and the Annual Caps; and (2) the proposed change of Company name and adoption of a new Chinese name of the Company were duly passed at the SGM held on 21 September 2006.

Reference is made to the circular of Town Health Medical Technology Holdings Company Limited (the "Company") dated 28 August 2006 (the "Circular") in relation to the Service Agreement and proposed change of Company name. Terms used in this announcement shall have the same meanings as defined in the Circular unless provided otherwise.

RESULTS OF THE SGM

The Board is pleased to announce that at the SGM held on 21 September 2006, the Independent Shareholders approved the ordinary resolution in respect of the Service Agreement and the transactions contemplated thereunder, and the Annual Caps. Also, the Shareholders approved and the special resolution in respect of the proposed change of Company name and adoption of a new Chinese name of the Company.

At the SGM, voting in respect of the ordinary resolution was conducted by way of poll. The total number of Shares as at the date of the SGM is 1,159,516,853 Shares. Miss. Choi Ka Yee, Crystal, being a connected person of the Company, was required to abstain from voting on the ordinary resolution in respect of the Service Agreement and the transactions contemplated thereunder, and the Annual Caps at the SGM. The total number of Shares entitling the holders to attend and vote for or against the Service Agreement and the transactions contemplated thereunder, and the Annual Caps at the SGM is 1,059,516,853 Shares, representing approximately 91.4% of the existing issued share capital of the Company.

The poll result for the ordinary resolution approving the Service Agreement and the transactions contemplated thereunder, and the Annual Caps is as follows:

Ordinary Resolution	**For** *(number of Shares)*	*percentage*	**Against** *(number of Shares)*	*percentage*
The Service Agreement and the transactions contemplated thereunder, and the Annual Caps	109,230,000	100%	Nil	0%
Total	109,230,000	100%	Nil	0%

Such resolution was therefore duly passed at the SGM.

At the SGM, the special resolution in respect of the proposed change of Company name and adoption of a new Chinese name of the Company was also duly passed by way of show of hands.

The Company's branch share registrar and transfer office in Hong Kong, Tengis Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong , was appointed as the scrutineer at the SGM for the purpose of vote-taking.

Board of directors of the company

As at the date of this announcement, the Board comprises five executive directors, namely Mr. Chi Chi Hung, Kenneth, Mr. Cho Kwai Yee, Kevin, Miss. Choi Ka Yee, Crystal, Mr. Siu Kam Chau and Dr. Fung Yiu Tong, Bennet and three independent non-executive directors namely Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lo Chun Nga.

By order of the board of directors of
Town Health Medical Technology Holdings Company Limited
Chi Chi Hung, Kenneth
Chairman

Hong Kong, 21 September 2006

* *For identification purposes only*

"Please also refer to the published version of this announcement in China Daily"

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities mentioned herein.

Town Health Medical Technology Holdings Company Limited

(康健醫療科技控股有限公司)*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

MONTHLY ANNOUNCEMENT IN RESPECT OF THE CONVERTIBLE NOTES I AND TRANCHE ONE OF THE CONVERTIBLE NOTES II

Reference is made to the Company's announcements dated 9 December 2005, 6 March 2006 and 4 September 2006 (the "Announcements"). Reference is also made to the Company's latest monthly announcement dated 1 September 2006. The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I and Tranche One of the Convertible Notes II.

Reference is made to the Company's announcements dated 9 December 2005, 6 March 2006 and 4 September 2006 (the "Announcements"). Reference is also made to the Company's latest monthly announcement dated 1 September 2006. Unless the context herein otherwise requires, terms used in this announcement shall have the same meanings as in the Announcements.

The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I and the Tranche One CN II ("Tranche One of the Convertible Notes II").

The Directors would like to report that no conversion of the Convertible Notes I and Tranche One of the Convertible Notes II had been made by the holders thereof during the month of September 2006.

Information regarding the total issued share capital of the Company as at 1 September 2006 and 30 September 2006 are set out below:

	Issued Share Capital *HK$*	**Number of Shares**
As at 1 September 2006	11,595,168.53	1,159,516,853
As at 30 September 2006	11,595,168.53	1,159,516,853

This announcement is only released through the web-site of The Stock Exchange of Hong Kong Limited and no publication in the newspapers is made.

As at the date of this announcement, the Board comprises five executive directors, namely Mr. Chi Chi Hung, Kenneth, Mr. Cho Kwai Yee, Kevin, Miss. Choi Ka Yee, Crystal, Mr. Siu Kam Chau and Dr. Fung Yiu Tong, Bennet and three independent non-executive directors namely Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lo Chun Nga.

By order of the Board
Town Health Medical Technology Holdings Company Limited
Siu Kam Chau
Director

Hong Kong, this 9th day of October, 2006

* *For identification purpose only*

Town Health Medical Technology Holdings Company Limited
康健醫療科技控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 397)

ANNOUNCEMENT

This announcement is made at the request of The Stock Exchange of Hong Kong Limited.

The directors (the "Directors") of Town Health Technology Holdings Company Limited (the "Company") have noted the recent increase in the trading volume of the shares of the Company and wish to state that save for a Possible acquisition (the "Possible Acquisition") of medical related business under negotiation with an independent third party not connected with the Company and its connected person (as defined under the Listing Rules), the Directors are not aware of any other reasons for such increase.

Terms and conditions of the Possible Acquisition, which is referred to in the Company's announcement dated 19 July 2006, are being finalising. No agreement in relation to the Possible Acquisition has been entered into by the Company as at the date of this announcement. The Possible Acquisition may, if entered into, constitute a very substantial acquisition under chapter 14 on the part of the Company of the Listing Rules.

The Directors also confirm that save for the Possible Acquisition, there are no negotiations or agreements relating to any intended acquisitions or realizations which are discloseable under Rule 13.23 of the Listing Rules, neither the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the Directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By Order of the Board
Town Health Medical Technology Holdings Company Limited
Chi Chi Hung Kenneth
Chairman

Hong Kong, 16 October 2006

* *For identification purposes only*

As at the date of this announcement, the board of Directors comprises five executive directors, namely Mr. Chi Chi Hung, Kenneth, Mr. Cho Kwai Yee, Kevin, Miss Choi Ka Yee, Crystal, Mr. Siu Kam Chau and Dr. Fung Yiu Tong, Bennet and three independent non-executive directors namely Mr. Chun Jay, Mr. Chan Chi Yuen and Mr. Lo Chun Nga.

"Please also refer to the published version of this announcement in China Daily"

TH MEDICAL TECH<00397> - Suspension of Trading

At the request of Town Health Medical Technology Holdings Company Limited, trading in its shares will be suspended with effect from 9:30 a.m. today (18/10/2006) pending for release of an announcement in relation to an acquisition of medical related business which constitutes a very substantial acquisition transaction.

(9553)

Town Health Medical Technology Holdings Company Limited

康健醫療科技控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

CHANGE OF DIRECTORS

The Board is pleased to announce that Mr. Chik Chi Man has been appointed as an independent non-executive director of the Company with effect from 23 October 2006. Mr. Chun Jay, an independent non-executive director of the Company, has resigned from his directorship with effect from 23 October 2006.

Dr. Fung Yiu Tong, Bennet, an executive director, has been appointed as the Vice Chairman of the Company with effect from 23 October 2006.

The Board wishes to express its sincere gratitude to Mr. Chun Jay for his contributions to the Company during his tenure of office and welcome Mr. Chik Chi Man to join the Board.

The board (the "Board") of directors (the "Directors") of Town Health Medical Technology Holdings Company Limited (the "Company") is pleased to announce that Mr. Chik Chi Man has been appointed as an independent non-executive director of the Company with effect from 23 October 2006. Mr. Chun Jay, an independent non-executive director of the Company, has resigned from his directorship with effect from 23 October 2006.

APPOINTMENT OF A DIRECTOR

Mr. Chik Chi Man as an independent non-executive director of the Company

Mr. Chik, aged 52, has over 38 years experience in the building and construction industry in Hong Kong. Mr. Chik is currently the Vice Chairman of Sha Tin East District Scout Council and also the treasury of the committee in Sha Tin District of the Friends of the Community Chest. In July 2006, Mr. Chik has been awarded the Chief Executive's Commendation for Community Service by The Government of the Hong Kong Special Administrative Region.

Mr. Chik did not hold any directorship in other public listed company or any other position with the Company and other members of the Group in the past three years.

Mr. Chik does not have any relationship with other directors, senior management, substantial or controlling shareholders of the Company. Furthermore, Mr. Chik has no interest in the securities of the Company within the meaning of Part XV of the Securities and Futures Ordinance as at the date of this announcement.

There is no service contract entered into between the Company and Mr. Chik. He will have no fixed term of service with the Company but he will be subject to retirement by rotation and re-election at annual general meeting of the Company in accordance with the bye-laws of the Company. Mr. Chik is entitled to an annual emolument of HK$24,000 which is determined by the Board with reference to his duties and responsibilities with the Company.

Save as disclosed in this announcement, Mr. Chik is not aware of any other matters that need to be brought to the attention of the holders of securities of the Company in relation to his appointment, nor is there any information to be disclosed by the Company pursuant to any of the requirements under the provisions of Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

RESIGNATION OF A DIRECTOR

Mr. Chun Jay, an independent non-executive Director, has resigned from his directorship for personal reasons with effect from 23 October 2006.

Mr. Chun Jay has confirmed to the Board that he has no disagreement with the Board and there are no matters which need to be brought to the attention of the Stock Exchange and the holders of securities of the Company.

The Board wishes to express its sincere gratitude to Mr. Chun Jay for his contributions to the Company during his tenure of office and welcome Mr. Chik Chi Man to join the Board.

APPOINTMENT OF A VICE CHAIRMAN

Dr. Fung Yiu Tong, Bennet, an executive director, has been appointed as the Vice Chairman of the Company with effect from 23 October 2006.

BOARD OF DIRECTORS OF THE COMPANY

As at the date of this announcement, the Board comprises five executive directors, namely Mr. Chi Chi Hung, Kenneth, Dr. Fung Yiu Tong, Bennet, Mr. Cho Kwai Yee, Kevin, Miss Choi Ka Yee, Crystal, Mr. Siu Kam Chau and three independent non-executive directors namely, Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

By order of the board of directors of
Town Health Medical Technology Holdings Company Limited
Siu Kam Chau
Executive Director

Hong Kong, 23 October 2006

* *for identification purposes only*

"Please also refer to the published version of this announcement in China Daily"

Town Health Medical Technology Holdings Company Limited
康健醫療科技控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 397)

VERY SUBSTANTIAL ACQUISITION – ACQUISITION OF MEDICAL RELATED BUSINESS AND RESUMPTION OF TRADING

VERY SUBSTANTIAL ACQUISITION

The Board announces that on 17 October 2006, the Company entered into the (i) Polyray Sale Agreement and (ii) Polylight Sale Agreement.

Pursuant to the Polyray Sale Agreement, the Company conditionally agreed to acquire the entire issued share capital of Polyray from (a) BUPA Health Care Hong Kong which holds 50% equity interest in Polyray; and (b) Double Court which holds 50% equity interest in Polyray at a total cash consideration of HK$27,000,000. Polyray holds 50% equity interest in Polylight. Pursuant to the Polylight Sale Agreement, the Company conditionally agreed to acquire the remaining issued share capital of Polylight from Dynamic Mate which holds 50% equity interest in Polylight at a cash consideration of HK$7,250,000.

GENERAL

The Acquisition constitutes a very substantial acquisition on the part of the Company under Chapter 14 of the Listing Rules which requires the approval by the Shareholders at the SGM under Rule 14.49 of the Listing Rules. The SGM will be convened and held for the Shareholders to consider and, if thought fit, to approve the Polyray Sale Agreement and the Polylight Sale Agreement and the transactions contemplated thereunder.

A circular containing, amongst other things, further details of the Acquisition, other disclosures in connection with the Acquisition required pursuant to the Listing Rules and the notice of the SGM will be despatched to the Shareholders as soon as practicable in accordance with the Listing Rules.

RESUMPTION OF TRADING

Trading in the Shares on the Stock Exchange was suspended with effect from 9:30 a.m. on Wednesday, 18 October 2006 at the request of the Company pending the release of this announcement. An application has been made to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on Wednesday, 25 October 2006.

INTRODUCTION

On 18 July 2006, the Board announced that the Company entered into a non-legally binding letter of intent with BUPA Health Care Hong Kong, pursuant to which the Company may acquire a 50% equity interest in Polyray from BUPA Health Care Hong Kong. Please refer to the Company's announcement dated 19 July 2006 for further details.

On 17 October 2006, the Company entered into the (i) Polyray Sale Agreement and (ii) Polylight Sale Agreement. Details of the Polyray Sale Agreement and the Polylight Sale Agreement are set out below:

POLYRAY SALE AGREEMENT

Date: 17 October 2006

Parties:

Purchaser the Company

Vendors (i) BUPA Health Care Hong Kong, which is a company incorporated in British Virgin Islands and beneficially owns 50% of the issued share capital of Polyray; and

(ii) Double Court, which is a company incorporated in Hong Kong and beneficially owns 50% of the issued share capital of Polyray.

To the best knowledge, information and belief of the Directors after having made all reasonable inquiries, BUPA Health Care Hong Kong and Double Court and their respective ultimate beneficial owners are independent third parties and not a connected person of the Company within the meaning of the Listing Rules.

Assets to be acquired:

All the 17,000 ordinary shares of HK$1.00 each in the capital of Polyray, which represent the entire issued share capital of Polyray. Polyray is the beneficial owner of 50% of the issued share capital of Polylight.

Consideration:

The total consideration is HK$27,000,000 which shall be satisfied as to HK$13,500,000 payable to BUPA Health Care Hong Kong and as to HK$13,500,000 payable to Double Court in the following manner:

(i) as to HK$1,350,000 by cash to each of BUPA Health Care Hong Kong and Double Court at the time of execution of the Polyray Sale Agreement;

(ii) as to HK$2,700,000 by cash to each of BUPA Health Care Hong Kong and Double Court on or before the date falling three weeks after the date of execution of the Polyray Sale Agreement; and

(iii)as to HK$9,450,000 by cash to each of BUPA Health Care Hong Kong and Double Court at Completion.

The consideration of HK$27,000,000 was determined after an arm's length negotiation between the Company, BUPA Health Care Hong Kong and Double Court and with reference to, amongst other things, the revenue base and the existing client base of Polyray. The Company intends to finance the consideration with internal financial resources and/or external bank financings.

Warranty as to net asset value

Pursuant to the Polyray Sale Agreement, BUPA Health Care Hong Kong and Double Court warrant to the Company that:

(i) the total shareholders equity of Polyray (being the total of share capital and share premium less accumulated losses) (the "Polyray Total Shareholders Equity") as at the date on which the last of the conditions has been fulfilled (the "Polyray Relevant Date") will not be less than HK$10,500,000; and

(ii) the total shareholders equity of Polylight (being the total of share capital and share premium less accumulated losses) (the "Polylight Total Shareholders Equity") as at the date on which the last of the conditions has been fulfilled (the "Polylight Relevant Date") will not be less than HK$3,200,000.

In the event that the actual audited Polyray Total Shareholders Equity as at the Polyray Relevant Date (the "Polyray Actual Total Shareholders Equity") is less than HK$10,500,000, BUPA Health Care Hong Kong and Double Court shall, within 20 business days after the receipt of the certificate issued by the Company's auditors certifying the Polyray Actual Total Shareholders Equity, pay to the Company a sum equivalent to such shortfall.

In the event that the actual audited Polylight Total Shareholders Equity as at the Polylight Relevant Date (the "Polylight Actual Total Shareholders Equity") is less than HK$3,200,000, BUPA Health Care Hong Kong and Double Court shall, within 20 business days after the receipt of the confirmation from the Company's auditor certifying the Polylight Actual Total Shareholders Equity, pay to the Company a sum equivalent to 50% of such shortfall.

Conditions precedent

Completion of the Polyray Sale Agreement is conditional upon:

(i) the passing of the resolution for approving the Polyray Sale Agreement and the transactions contemplated thereunder at the SGM; and

(ii) the passing of the resolution for approving the Polylight Sale Agreement and the transactions contemplated thereunder at the SGM.

If any of the conditions above is not fulfilled on or before the date falling ninety days after the date of the Polyray Sale Agreement (or such other later date as may be agreed between the parties to the Polyray Sale Agreement), any party may terminate the Polyray Sale Agreement and all obligations of the parties under the Polyray Sale Agreement shall end and each of BUPA Health Care Hong Kong and Double Court shall be entitled to retain HK$500,000 by way of liquidated damages in full and final satisfaction of all and any claims against the Company under the Polyray Sale Agreement and each of BUPA Health Care Hong Kong and Double Court shall forthwith return to the Company the balance of any sum received from the Company.

Completion

Completion shall take place on the seventh business day after the conditions precedent shall have been satisfied.

POLYLIGHT SALE AGREEMENT

Date: 17 October 2006

Parties:

Purchaser the Company

Vendor Dynamic Mate, which is a wholly-owned subsidiary of Double Court and a company incorporated in Hong Kong. Dynamic Mate beneficially owns 50% of the issued share capital of Polylight

To the best knowledge, information and belief of the Directors after having made all reasonable inquiries, Dynamic Mate and its ultimate beneficial owners are independent third parties and not a connected person of the Company within the meaning of the Listing Rules.

Assets to be acquired:

1,600,000 ordinary shares of HK$1.00 each in the capital of Polylight, which represent 50% of the issued shares capital of the Polylight.

Consideration:

The total consideration is HK$7,250,000 which shall be satisfied in the following manner:

(i) as to HK$725,000 by cash at the time of execution of the Polylight Sale Agreement;

(ii) as to HK$1,500,000 by cash on or before the date falling three weeks after the date of execution of the Polylight Sale Agreement; and

(iii)as to HK$5,025,000 by cash at Completion.

The consideration of HK$7,250,000 was determined after an arm's length negotiation between the Company and the Dynamic Mate and with reference to, amongst other things, the revenue base and the existing client base of Polylight. The Company intends to finance the consideration with internal financial resources and/or external bank financings.

Warranty as to net asset value

Dynamic Mate warrants to the Company that the Polylight Total Shareholders Equity as at the Polylight Relevant Date will not be less than HK$3,200,000.

In the event that the Polylight Actual Total Shareholders Equity is less than HK$3,200,000, Double Court shall, within 20 business days after the receipt of the confirmation from the Company's auditor certifying the Polylight Actual Total Shareholders Equity, pay to the Company a sum equivalent to 50% of such shortfall.

Conditions precedent

Completion of the Polylight Sale Agreement is conditional upon:

(i) the passing of the resolution for approving the Polylight Sale Agreement and the transactions contemplated thereunder at the SGM; and

(ii) the passing of the resolution for approving the Polyray Sale Agreement and the transactions contemplated thereunder at the SGM.

If any of the conditions above is not fulfilled on or before the date falling ninety days after the date of the Polylight Sale Agreement (or such other later date as may be agreed between the parties to the Polylight Sale Agreement), any party may terminate the Polylight Sale Agreement and all obligations of the parties under the Polylight Sale Agreement shall end and Dynamic Mate shall be entitled to retain HK$500,000 by way of liquidated damages in full and final satisfaction of all and any claims against the Company under the Polylight Sale Agreement and Dynamic Mate shall forthwith return to the Company the balance of any sum received from the Company.

Completion

Completion shall take place on the seventh business day after the conditions precedent shall have been satisfied.

INFORMATION ON POLYRAY AND POLYLIGHT

Polyray, a company incorporated in Hong Kong on 4 May 1993 with limited liability, is equally-owned by the BUPA Health Care Hong Kong and Double Court, and is the beneficial owner of 50% of the issued share capital of Polylight. Polyray is principally engaged in provision of medical diagnostic services in Hong Kong. Polyray currently operates three medical diagnostic centres and an in-house laboratory business located in Hong Kong and Kowloon.

Set out below are the audited financial results of Polyray for each of the two years ended 31 December 2005 prepared in accordance with Hong Kong GAAP:

	For the year ended 31 December 2005 (audited) *HK$'000*	**For the year ended 31 December 2004** (audited) *HK$'000*
Turnover	28,607	33,689
Profit before tax	557	1,203
Profit after tax	0	420

As at 31 December 2005, the audited net asset value attributable of Polyray was approximately HK$10,529,000.

According to the financial due diligence on Polyray performed by the Company, Polyray has been paying management fees to BUPA Health Care Hong Kong and Double Court based on a management contract with each of them for sharing the profits made by Polyray. Such management contracts will be terminated upon the date on which the last of the conditions under the Polyray Sale Agreement has been fulfilled. Accordingly, the Directors are of the view that with a view to reflecting the profitability of Polyray, it is necessary to reverse such management fees. By reversing the management fees paid by Polyray to BUPA Health Care Hong Kong and Double Court, the profit before tax of Polyray would have been adjusted upward by approximately HK$2,478,000 and approximately HK$3,514,000 for the years ended 31 December 2005 and 31 December 2004 respectively.

Polylight, a company incorporated in Hong Kong on 18 March 1998 with limited liability, is equally-owned by Polyray and Dynamic Mate. Dynamic Mate is a wholly-owned subsidiary of Double Court. Polylight is principally engaged in provision of medical magnetic resonance imaging services in Hong Kong. Polylight currently operates an out patient magnetic resonance imaging clinic located in Kowloon.

Set out below are the audited financial results of Polylight for each of the two years ended 31 December 2005 prepared in accordance with Hong Kong GAAP:

	For the year ended 31 December 2005 (audited) *HK$'000*	**For the year ended 31 December 2004** (audited) *HK$'000*
Turnover	11,816	11,437
Loss before tax	(39)	0
(Loss)/Profit after tax	(74)	74

As at 31 December 2005, the audited net asset value of Polylight was approximately HK$3,200,000.

According to the financial due diligence on Polylight performed by the Company, Polylight has been paying management fees to Polyray and Dynamic Mate based in a management contract with each of them for sharing the profits made by Polylight. Such management contracts will be terminated upon the date on which the last of the conditions under the Polylight Sale Agreement has been fulfilled. Accordingly, the Directors are of the view that with a view to reflecting the profitability of Polylight, it is necessary to reverse such management fees. By reversing the management fees paid by Polylight to Polyray and Dynamic Mate, the profit before tax of Polylight would have been adjusted upward by approximately HK$3,872,000 and approximately HK$2,748,000 for the years ended 31 December 2005 and 31 December 2004 respectively.

REASONS FOR THE ACQUISITION

The Group is principally engaged in the manufacturing and sales of garment in the PRC and the Group has diversified into healthcare business by commencing establishment of a new health centre at Nathan Road, Kowloon with approximately 20,000 sq.ft. for the provision of health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services to the public.

Polyray is principally engaged in provision of medical diagnostic services and Polylight is principally engaged in provision of medical magnetic resonance imaging services. Through the Acquisition, the Group will acquire the entire issued share capitals of Polyray and Polylight.

The new health check centre offers an integrated one-stop day-time body health check centre providing provision of comprehensive quality health check, advanced diagnostic imaging services, day care observations services and medical laboratory related services to clients. By employing the provision of medical diagnostic services and provision of medical magnetic resonance imaging services offered by Polyray and Polylight, the Acquisition will enable the Group to strength and broaden the technological support to its first health check centre of the Group. The Acquisition will also better position the Group in the healthcare industry by developing a centre with a laboratory testing support company with a long operating record. With the existing clientele of Polyray and Polylight as well as their existing revenue base, the Directors believe that the Group will be able to maximise its market share in health check related industry by way of the Acquisition The Directors consider that the terms of the Polyray Sale Agreement and Polylight Sale Agreement, being negotiated on an arm length basis, are fair and reasonable and that the Acquisition is in the interests of the Company and the Shareholders as a whole.

SGM

The Acquisition constitutes a very substantial acquisition on the part of the Company under Chapter 14 of the Listing Rules which requires the approval by the Shareholders at the SGM under Rule 14.49 of the Listing Rules. The SGM will be convened and held for the Shareholders to consider and, if thought fit, to approve the Polyray Sale Agreement and the Polylight Sale Agreement and the transactions contemplated thereunder.

GENERAL

A circular containing, amongst other things, further details of the Acquisition and other disclosures in connection with the Acquisition required pursuant to the Listing Rules in respect of the very substantial acquisition, and together with a notice of SGM for the purpose of approving the Polyray Sale Agreement and the Polylight Sale Agreement and the transactions contemplated thereunder will be despatched to the Shareholders as soon as practicable in accordance with the Listing Rules, i.e. within 21 days after publication of this announcement.

RESUMPTION OF TRADING

Trading in the Shares on the Stock Exchange was suspended with effect from 9:30 a.m. on Wednesday, 18 October 2006 at the request of the Company pending the release of this announcement. An application has been made to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on Wednesday, 25 October 2006.

DEFINITIONS

Unless the context requires otherwise, the following words and phrases used in this announcement have the following meanings:

"Acquisition"	the acquisition by the Group of 100% equity interest in Polyray and Polylight pursuant to the Polyray Sale Agreement and the Polylight Sale Agreement
"Board"	the board of Directors

"BUPA Health Care Hong Kong"	BUPA Health Care Hong Kong Limited, a company incorporated in the British Virgin Islands and beneficially owns 50% of the issued share capital of Polyray, being one of the vendors of the Polyray Sale Agreement
"Company"	Town Health Medical Technology Holdings Company Limited, a company incorporated in Bermuda with limited liability and the issued Shares of which are listed on the Stock Exchange
"Completion"	completion of the Polyray Sale Agreement and the Polylight Sale Agreement in accordance with the terms and conditions thereof, which shall take place contemporaneously
"Directors"	directors of the Company, including independent non-executive directors of the Company
"Double Court"	Double Court Company Limited, a company incorporated in Hong Kong with limited liability and beneficially owns 50% of the issued share capital of Polyray, being one of the vendors of the Polyray Sale Agreement
"Dynamic Mate"	Dynamic Mate Limited, a company incorporated in Hong Kong with limited liability, is a subsidiary wholly-owned by Double Court and beneficially owns 50% of the issued share capital of Polylight, being the vendor of the Polylight Sale Agreement
"GAAP"	generally accepted accounting principles
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Polylight"	Polylight Technology Limited, a company incorporated in Hong Kong and the issued share capital of which is owned as to 50% by Dynamic Mate and as to 50% by Polyray
"Polylight Sale Agreement"	the conditional sale and purchase agreement dated 17 October 2006, entered into between the Company as purchaser and Dynamic Mate as vendor regarding the acquisition of the remaining 50% equity interest in Polylight
"Polyray"	Polyray Technology Limited, a company incorporated in Hong Kong and the issued share capital of which are owned as to 50% by BUPA Health Care Hong Kong and as to 50% by Double Court
"Polyray Sale Agreement"	the conditional sale and purchase agreement dated 17 October 2006, entered into among the Company as purchaser, and BUPA Health Care Hong Kong and Double Court as vendors regarding the acquisition of the entire issued share capital of Polyray

"PRC"	the People's Republic of China, which for the purpose of this announcement, excludes Hong Kong, Macau Special Administrative Region and Taiwan
"SGM"	the special general meeting of the Company to be convened to approve, amongst other things, the Polyray Sale Agreement and the Polylight Sale Agreement and the transactions contemplated thereunder
"Share(s)"	ordinary share(s) of a par value of HK$0.01 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"sq.ft."	square feet
"%"	per cent.

By Order of the Board
Town Health Medical Technology Holdings Company Limited
Siu Kam Chau
Executive Director

Hong Kong, 24 October 2006

* *For identification purposes only*

As at the date of this announcement, the Board comprises five executive Directors, namely Mr. Chi Chi Hung, Kenneth, Dr. Fung Yiu Tong, Bennet, Mr. Cho Kwai Yee, Kevin, Miss Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive Directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

"Please also refer to the published version of this announcement in China Daily"

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED

(香港體檢及醫學診斷控股有限公司)*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

(being in the process of registration of change of corporate name from "Town Health Medical Technology Holdings Company Limited" to "Hong Kong Health Check and Laboratory Holdings Company Limited" with the Registrar of Companies in Hong Kong)

MONTHLY ANNOUNCEMENT IN RESPECT OF THE CONVERTIBLE NOTES I AND TRANCHE ONE OF THE CONVERTIBLE NOTES II

Reference is made to the Company's announcements dated 9 December 2005, 6 March 2006 and 4 September 2006 (the "Announcements"). Reference is also made to the Company's latest monthly announcement dated 9 October 2006. The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I and Tranche One of the Convertible Notes II.

Reference is made to the Company's announcements dated 9 December 2005, 6 March 2006 and 4 September 2006 (the "Announcements"). Reference is also made to the Company's latest monthly announcement dated 9 October 2006. Unless the context herein otherwise requires, terms used in this announcement shall have the same meanings as in the Announcements.

The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I and the Tranche One of the Convertible Notes II.

On 26 October 2006, the Company received a notice from a holder of the Convertible Notes II for the conversion of a principal amount of HK$2,000,000. As a result, the Company will issue a total of 48,780,487 new Shares to such holder at the Conversion Price of HK$0.041 per Conversion Share. Such 48,780,487 Shares to be issued represent approximately 4.21% of the existing issued share capital of the Company and approximately 4.04% of the issued share capital as enlarged by such shares.

The Directors would like to report that, save for the receipt of the conversion notice in respect of the Convertible Notes II in the principal amount of HK$2,000,000, no conversion of the Convertible Notes I and Tranche One of the Convertible Notes II had been made by the holders thereof during the month of October 2006.

Information regarding the total issued share capital of the Company as at 1 October 2006 and 31 October 2006 are set out below:

	Issued Share Capital *HK$*	Number of Shares
As at 1 October 2006	11,595,168.53	1,159,516,853
As at 31 October 2006	11,595,168.53	1,159,516,853

This announcement is only released through the web-site of The Stock Exchange of Hong Kong Limited and no publication in the newspapers is made.

As at the date of this announcement, the Board comprises five executive directors, namely Mr. Chi Chi Hung, Kenneth, Dr. Fung Yiu Tong, Bennet, Mr. Cho Kwai Yee, Kevin, Miss. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

By order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
(being in the process of registration of change of corporate name from "Town Health Medical Technology Holdings Company Limited" to "Hong Kong Health Check and Laboratory Holdings Company Limited" with the Registrar of Companies in Hong Kong)

Siu Kam Chau
Executive Director

Hong Kong, this 6th day of November, 2006

* *For identification purpose only*

as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
(香港體檢及醫學診斷控股有限公司)*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

(being in process of registration of change of corporate name from "Town Health Medical Technology Holdings Company Limited" to "Hong Kong Health Check and Laboratory Holdings Company Limited" with the Registrar of Companies in Hong Kong)

DISCLOSEABLE TRANSACTION

The Board announced that on 8 November 2006, the Group subscribed for a further 700 shares of HK$1.00 each in International Health in cash at a total sum of HK$7,000,000.

The Subscription, together with the first injection of HK$1,000,000 in the capital of International Health on 3 November 2006, constitutes a discloseable transaction on the part of the Company under Chapter 14 of the Listing Rules. A circular containing, amongst other things, further details of the Subscription and other general information of the Company will be despatched to the Shareholders as soon as practicable in accordance with the Listing Rules.

INTRODUCTION

On 8 November 2006, Hong Kong Health Check Centre Limited, a wholly-owned subsidiary of the Company, subscribed for a further 700 shares of HK$1.00 each in International Health in cash at a total sum of HK$7,000,000. The subscription amount, which was funded by internal resources of the Group, was determined after an arm's length negotiation between the shareholders of International Health based on the funding needs of International Health.

To the best knowledge, information and belief of the Directors, other than Hong Kong Health Check Centre Limited which is a shareholder of International Health, International Health and its shareholders and their respective ultimate beneficial owners are independent third parties and not a connected person of the Company within the meaning of the Listing Rules.

INFORMATION ON INTERNATIONAL HEALTH

International Health is a company incorporated in Hong Kong in September 2005 and is formed with other independent parties for the purposes of operating health check centre(s) in Hong Kong. As at the date of this announcement, International Health has not commenced business and as such no turnover has been recorded. During the period from the date of its incorporation up to 7 November 2006, International Health has incurred about HK$703,000 expenses which mainly represent the preliminary expenses incurred for the setting up of the business. Immediately before the Subscription, International Health has an unaudited net asset value of about HK$3.1 million.

Since 3 November 2006, the Group was interested in 50 shares of HK$1.00 each, representing approximately 26.31% of the total issued share capital of International Health. Immediately after the Subscription, the Group is interested in 750 shares of HK$1.00 each, representing approximately 81.97% of the total issued share capital of International Health. International Health is treated as a subsidiary of the Company which controls the majority of the board of directors of International Health.

REASONS FOR THE SUBSCRIPTION

The Group is principally engaged in the manufacturing and sales of garment in the PRC and the Group has diversified into healthcare business by commencing establishment of a new health centre at Nathan Road, Kowloon with approximately 20,000 square feet for the provision of health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services to the public.

The Subscription will enable the Group to develop its own health check centre(s) in Hong Kong. International Health will have its first health check centre in Tuen Mun. It is the intention of the Company to further develop its health check centre in other district of Hong Kong. The Board intends to invest up to a maximum sum of HK$15,000,000 (including the money for the Subscription) in International Health for its development which is expected to be financed by internal resources of the Group. In this regard, further announcement will be made as and when required in compliance with the Listing Rules. The Directors believe that the terms of the Subscription are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

GENERAL

The Subscription, together with the first injection of HK$1,000,000 in the capital of International Health on 3 November 2006, constitutes a discloseable transaction on the part of the Company under Chapter 14 of the Listing Rules. A circular containing, amongst other things, further details of the Subscription and other general information of the Company will be despatched to the Shareholders as soon as practicable in accordance with the Listing Rules.

DEFINITIONS

Unless the context requires otherwise, the following words and phrases used in this announcement have the following meanings:

"Board"	the board of Directors
"Company"	Hong Kong Health Check and Laboratory Holdings Company Limited, a company incorporated in Bermuda with limited liability and the issued shares of which are listed on the Stock Exchange
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"International Health"	International Health Decoding Group Limited, a company incorporated in Hong Kong and the issued share capital of which is owned as to approximately 26.31% by the Group immediately before the Subscription
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the Peoples' Republic of China, which for the purpose of this announcement, excludes Hong Kong, Macau Special Administrative Region and Taiwan
"Shareholders"	holders of the shares of HK$0.01 each in the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	the subscription by the Group of a further 700 shares of HK$1.00 each in the capital of International Health
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

% per cent.

By Order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
(being in process of registration of change of corporate name from
"Town Health Medical Technology Holdings Company Limited" to
"Hong Kong Health Check and Laboratory Holdings Company Limited"
with the Registrar of Companies in Hong Kong)
Siu Kam Chau
Executive Director

Hong Kong, 10 November 2006

* *For identification purposes only*

As at the date of this announcement, the Board comprises five executive Directors, namely Mr. Chi Chi Hung, Kenneth, Dr. Fung Yiu Tong, Bennet, Mr. Cho Kwai Yee, Kevin, Miss Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive Directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

"Please also refer to the published version of this announcement in China Daily"

(Kkkk)

RECEIVED
2007 JUN 30 A 8:20

TH MEDICAL TECH<00397> - Results Announcement

Town Health Medical Technology Holdings Company Limited announced on 13/11/2006:
(stock code: 00397)
Year end date: 31/03/2007
Currency: HKD
Auditors' Report: N/A
Interim report reviewed by: Audit Committee

	Note	(Unaudited) Current Period from 01/04/2006 to 30/09/2006 ('000)	(Unaudited) Last Corresponding Period from 01/04/2005 to 30/09/2005 ('000)
Turnover	:	566	1,698
Profit/(Loss) from Operations	:	(8,399)	(3,795)
Finance cost	:	(2,412)	(1,651)
Share of Profit/(Loss) of Associates	:	N/A	N/A
Share of Profit/(Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit/(Loss) after Tax & MI	:	(10,811)	(5,454)
% Change over Last Period	:	N/A %	
EPS/(LPS)-Basic (in dollars)	:	(0.0093)	(0.0062)
-Diluted (in dollars)	:	(0.0093)	(0.0060)
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit/(Loss) after ETD Items	:	(10,811)	(5,454)
Interim Dividend per Share	:	Nil	Nil
(Specify if with other options)	:	N/A	N/A
B/C Dates for Interim Dividend	:	N/A	
Payable Date	:	N/A	
B/C Dates for (-) General Meeting	:	N/A	
Other Distribution for Current Period	:	N/A	
B/C Dates for Other Distribution	:	N/A	

Remarks:

LOSS PER SHARE

The calculation of basic loss per share attributable to the equity holders of the Company is based on the loss for the period attributable to the equity holders of the Company of approximately HK$10,811,000 (2005: HK$5, 454,000) and on the weighted average number of ordinary shares of approximately 1,159,516,853 (2005:882,936,853).

For the period ended 30 September 2005, diluted loss per share is based on

901,594,493 ordinary shares which is the weighted average number of ordinary shares outstanding during the period, as adjusted for the effects of the vested options outstanding during the period.

For the period ended 30 September 2006, the computation of diluted loss per share did not assume the exercise of the Company's potential ordinary shares granted under the Company's share option scheme and the conversion rights attached to the Convertible Notes I since their exercises would result in a reduction in loss per share.

(xxx)

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED

香港體檢及醫學診斷控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

(being in process of registration of change of corporate name from "Town Health Medical Technology Holdings Company Limited" to "Hong Kong Health Check and Laboratory Holdings Company Limited" with the Registrar of Companies in Hong Kong)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

RESULTS

The board of directors (the "Board") of Hong Kong Health Check and Laboratory Holdings Company Limited (the "Company") announces the unaudited condensed consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 September 2006 together with comparative figures for the previous year in 2005 as follows:

* *For identification purposes only*

CONDENSED CONSOLIDATED INCOME STATEMENT

	Note	Six months ended 30 September 2006 (unaudited) HK$'000	2005 (unaudited) HK$'000
Turnover		**566**	1,698
Cost of sales		**(308)**	(1,458)
Gross profit		**258**	240
Other operating income	*3*	**654**	20
Fair value gain on financial assets at fair value through profit or loss		**2,203**	–
Net unrealized holding losses on other investments		**–**	(2,140)
Administrative expenses		**(11,514)**	(1,915)
Finance costs	*5*	**(2,412)**	(1,651)
Loss before taxation		**(10,811)**	(5,446)
Taxation	*6*	**–**	(8)
Loss for the period attributable to the equity holders of the Company		**(10,811)**	(5,454)
Dividends		**–**	–
Loss per share			
– Basic	*7*	**(0.93) cents**	(0.62) cents
– Diluted	*7*	**(0.93) cents**	(0.60) cents

CONDENSED CONSOLIDATED BALANCE SHEET

	Note	As at 30 September 2006 (unaudited) HK$'000	As at 31 March 2006 (audited) HK$'000
Non-current assets			
Property, plant and equipment		**1,126**	12
Current assets			
Trade and other receivables	8	**66,621**	22,765
Investments in securities		**18,213**	16,170
Bank balances and cash		**34,796**	47,202
		119,630	86,137
Less: **Current liabilities**			
Trade and other payables	9	**4,630**	5,009
Short-term borrowings – due within one year		**70,014**	34,993
		74,644	40,002
Net current assets		**44,986**	46,135
Total assets less current liabilities		**46,112**	46,147
Less: **Non-current liabilities**			
Convertible Notes I		**46,050**	44,274
Net assets		**62**	1,873
Capital and reserves			
Share capital		**11,595**	11,595
Reserves		**(20,533)**	(9,722)
Equity attributable to the equity holders of the Company		**(8,938)**	1,873
Minority interests		**9,000**	–
		62	1,873

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of preparation and principal accounting policies

The condensed consolidated financial statements have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The principal accounting policies adopted in preparing these condensed consolidated financial statements are consistent with those followed in the Group's annual consolidated financial statements for the year ended 31 March 2006.

2. **Turnover and segment information**

(a) Business segments

Business segments	Provision of healthcare and medical checks services		Manufacturing and sales of garment		Trading of securities		Total	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
TURNOVER	**566**	–	**–**	1,698	**–**	–	**566**	1,698
RESULTS								
Segment results	**(9,012)**	–	**–**	240	**2,203**	(2,140)	**(6,809)**	(1,900)
Unallocated corporate income and expenses							**(1,590)**	(1,895)
Finance costs							**(2,412)**	(1,651)
Loss before taxation							**(10,811)**	(5,446)
Taxation							**–**	(8)
Loss for the period							**(10,811)**	(5,454)

(b) Geographical segments

The Group's operations are located in the PRC including Hong Kong and Macau and its turnover is substantially derived in the PRC including Hong Kong and Macau. Accordingly, no analysis by geographical segment is presented.

3. **Other operating income**

	Six months ended 30 September	
	2006	2005
	HK$'000	*HK$'000*
Interest income from bank deposits	**654**	–
Sundry income	**–**	20
	654	20

4. **Loss before taxation**

	Six months ended 30 September	
	2006	2005
	HK$'000	*HK$'000*
Loss before taxation has been arrived at after charging:		
Depreciation of property, plant and equipment	**14**	508
Provision for doubtful debts	**–**	518

5 **Finance costs**

	Six months ended 30 September	
	2006	2005
	HK$'000	*HK$'000*
Interest on short-term bank loans wholly repayable within five years	**336**	1,651
Interest on Convertible Notes I wholly repayable within five years	**2,076**	–
	2,412	1,651

6. **Taxation**

No provision for Hong Kong profits tax has been made in the financial statements as the companies operating in Hong Kong did not have any assessable profits arising in Hong Kong for both the current and prior periods. Taxation on overseas profits has been calculated on the estimated assessable profits for the period at the rates of taxation prevailing in the countries in which the Group operates.

No deferred tax liabilities have been recognized in the financial statements as the Group and the Company did not have material temporary differences as at 30 September 2006 and 2005.

7. **Loss per share**

The calculation of basic loss per share attributable to the equity holders of the Company is based on the loss for the period attributable to the equity holders of the Company of approximately HK$10,811,000 (2005: HK$5,454,000) and on the weighted average number of ordinary shares of approximately 1,159,516,853 (2005:882,936,853).

For the period ended 30 September 2005, diluted loss per share is based on 901,594,493 ordinary shares which is the weighted average number of ordinary shares outstanding during the period, as adjusted for the effects of the vested options outstanding during the period.

For the period ended 30 September 2006, the computation of diluted loss per share did not assume the exercise of the Company's potential ordinary shares granted under the Company's share option scheme and the conversion rights attached to the Convertible Notes I since their exercises would result in a reduction in loss per share.

8. **Trade and other receivables**

	As at 30 September 2006 *HK$'000*	As at 31 March 2006 *HK$'000*
Trade receivables, 0–60 days	**124**	–
Other receivables	**66,497**	22,765
	66,621	22,765

9. **Trade and other payables**

	As at 30 September 2006 *HK$'000*	As at 31 March 2006 *HK$'000*
Trade payables, with aged analysis		
0–60 days	**59**	–
61–90 days	**–**	60
Over 90 days	**1,105**	1,045
	1,164	1,105
Other payables	**3,466**	3,904
	4,630	5,009

MANAGEMENT DISCUSSION AND ANALYSIS

Business review

For the six months ended 30 September 2006, the Group's turnover was HK$566,000 (2005: HK$1,698,000), representing a decrease of 66.7% as compared to the corresponding period of last year. The decrease in turnover was mainly attributable to the realignment of business from garment business to health care business.

Loss attributable to the equity holders of the Company for the six months ended 30 September 2006 was HK$10,811,000 (2005: HK$5,454,000). The decrease was mainly attributable for the expenses incurred in the establishing of a new health check centre at Nathan Road, Kowloon.

Prospects

Garment business

Intense competition is expected to continue in the garment business in China. Hence, management had decided to refine the Group's business from garment industry to health care and medical industry so as to generate higher profit margins in future.

Securities trading business

With the steady improvement of Hong Kong's economic environment, the securities market continued to remain healthy. Gain on financial assets at fair value amounted to approximately HK$2,203,000 was recorded.

Health care and medical services

The group started its business in June 2006 by providing health check referral services to patients. In addition, a well-planned one-stop health check centre will start serving the public by early 2007. It is located at Nathan Road, Kowloon with approximately 20,000 sq.ft. decorated as unrivalled comfort and luxurious style, which is largely different from other general centres, laboratories or hospitals providing similar services. The centre is the most advanced and comprehensive health check and laboratory service provider outside major hospitals in Hong Kong. The health check centre is installed with some of the most advanced diagnostic equipments such as MRI system, PET/CT Scanner and Mammography System etc. for providing diagnostic imaging health check services. We trust it could lead the community to a healthy life by providing professional and dedicated services through advanced diagnostic technology and equipment. We are also confident to be the market leader in the Asia Pacific region in the near future. The high-end health check business has a relatively higher entry barrier as the business requires high capital investment and professional human resources. In light of the increasing public awareness towards preventive health care and the high entry barrier of the business, our health check and diagnostic service is anticipated to contribute substantial income to the Group.

The Group will continue to strengthen the network in Hong Kong through setting up of satellite diagnostic centres or by acquisitions.

The proposed acquisition of Polyray and Polylight in October 2006 is a significant development for the Group as such acquisition can diversify the Group's business. Polyray and Polylight have four branches operated under the name of "Opus". Opus is believed to be one of the top three medical diagnostic companies in Hong Kong with well-established reputation in the industry. The acquisition greatly increased the Groups's network in Hong Kong. In addition, the synergy and our experienced management can make the Group to have a rapid growth in future.

Substantial growth in Macau and economic integration with Hong Kong's economy will provide opportunities for investor. Our Group will search for possible acquisitions or co-operate with other local parties for the business in Macau.

In order to better reflect our intention of emphasizing on health check industry, the Company is renamed as "Hong Kong Health Check and Laboratory Holdings Company Limited" in October 2006.

LIQUIDITY AND FINANCIAL RESOURCES

As at 30 September 2006, shareholders' fund and net current assets of the Group amounted to HK$62,000 (31 March 2006: HK$1,873,000) and HK$44,986,000 (31 March 2006: HK$46,135,000) respectively.

As at 30 September 2006, the Group's bank balances and cash amounted to HK$34,796,000 (31 March 2006: HK$47,202,000). In view of the Group's bank balances and cash and net current assets, it is believed that the Group has sufficient resources to meet the foreseeable working capital demands and capital expenditure.

The monetary assets and liabilities and business transaction of the Group are mainly carried and conducted in Hong Kong dollars and Renminbi. The Group maintain a prudent strategy in its foreign exchange risk management, where foreign exchange risk are minimized via balancing the monetary assets versus monetary liabilities, and foreign exchange revenue versus foreign exchange expenditures.

POST BALANCE SHEET EVENT

The following events occurred subsequent to the interim report date:

On 9 December 2005, the Company entered into a convertible notes placing agreement with a placing agent. Pursuant to the convertible notes placing agreement, the placing agent agreed to place, up to an aggregate principal amount of HK$60,000,000 convertible notes ("Convertible notes II"). On 4 September 2006, the Company received notice from the Placing Agent exercising its right to place (the "Tranche One Placing") Convertible Notes II of an aggregate principal amount of HK$40,000,000. Completion of the Tranche One Placing took place on 3 October 2006.

On 17 October 2006, the Company entered into the Polyray Sale Agreement and Polylight Sale Agreement. Pursuant to the Polyray Sale Agreement, the Company conditionally agreed to acquire the entire issued share capital of Polyray at a total cash consideration of HK$27,000,000. Pursuant to the Polylight Sale Agreement, the Company conditionally agreed to acquire the remaining issued share capital of Polylight at a cash consideration of HK$7,250,000. The acquisition constitutes a very substantial acquisition on the part of the Company under the Listing Rules. The acquisition requires the approval by the shareholders of the Company at the special general meeting.

INTERIM DIVIDEND

The directors do not recommend the payment of an interim dividend for the six months ended 30 September 2006 (2005: Nil).

CORPORATE GOVERNANCE

In the opinion of the Directors, the Company has complied with the code provisions set out in the Code on Corporate Governance Practices (the "Code") in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the six months ended 30 September 2006.

Code Provision A.4.1 stipulates that non-executive directors should be appointed for specific terms. However, all the non-executive directors of the Company have not been appointed for specific terms but are subject to rotation and re-election at the annual general meeting in accordance with the Bye-laws of the Company.

AUDIT COMMITTEE

The audit committee currently comprises three independent non-executive directors, Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man. The audit committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the unaudited consolidated financial statements of the Group for the six months ended 30 September 2006.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

There was no purchase, sale or redemption of the Company's securities by the Company or any of its subsidiaries during the six months ended 30 September 2006.

PUBLICATION OF INTERIM RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

All the information required by paragraph 46(1) to 46(9) of Appendix 16 of the Listing Rules will be published on the website of the Stock Exchange in due course.

As at the date of this announcement, the Board comprises five executive directors, namely Mr. Chi Chi Hung, Kenneth, Dr. Fung Yiu Tong, Bennet, Mr. Cho Kwai Yee, Kevin, Miss Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

By order of the board of directors of
Hong Kong Health Check and Laboratory Holdings Company Limited
(being in process of registration of change of corporate name from "Town Health Medical Technology Holdings Company Limited" to "Hong Kong Health Check and Laboratory Holdings Company Limited" with the Registrar of Companies in Hong Kong)

Chi Chi Hung, Kenneth
Chairman

Hong Kong, 13 November 2006

"Please also refer to the published version of this announcement in China Daily."

(mmmm)

RECEIVED

2007 JAN 30 A 8:23

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED

(香港體檢及醫學診斷控股有限公司)*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

(being in process of registration of change of corporate name from "Town Health Medical Technology Holdings Company Limited" to "Hong Kong Health Check and Laboratory Holdings Company Limited" with the Registrar of Companies in Hong Kong)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting (the "**Meeting**") of Hong Kong Health Check and Laboratory Holdings Company Limited (the "**Company**") will be held at Shop No. 3, Level 3, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong at 9:00 a.m. on Thursday, 30 November 2006 to consider and, if thought fit, pass the following resolution as an ordinary resolution:

"**THAT**:

(a) the sale and purchase agreement (the "**Polyray Sale Agreement**") entered into between the Company as purchaser, and BUPA Health Care Hong Kong Limited and Double Court Company Limited as vendors dated 17 October 2006 in relation to the acquisition of the entire issued share capital in Polyray Technology Limited, a copy of the Polyray Sale Agreement having been produced to the Meeting and marked "A" and initialed by the chairman of the Meeting for the purpose of identification, and the transactions contemplated thereby be and are hereby approved, confirmed and ratified;

(b) the sale and purchase agreement (the "**Polylight Sale Agreement**") entered into between the Company as purchaser, and Dynamic Mate Limited as vendor dated 17 October 2006 in relation to the acquisition of 50% equity interest in Polylight Technology Limited, a copy of the Polylight Sale Agreement having been produced to the Meeting and marked "B" and initialed by the chairman of the Meeting for the purpose of identification, and the transactions contemplated thereby be and are hereby approved, confirmed and ratified; and

(c) any one or more directors of the Company be and are hereby authorised to do all such acts and things as they consider necessary or expedient for the purpose of giving effect to the Polyray Sale Agreement and the Polylight Sale Agreement and completing the transactions contemplated thereby."

By order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Chi Chi Hung, Kenneth
Chairman

Hong Kong, 15 November 2006

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal place of business in Hong Kong:
Shop 2B & 2C, Level 1
Hilton Plaza Commercial Centre
3-9 Shatin Centre Street
Shatin, New Territories
Hong Kong

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxy to attend and, subject to the provisions of the articles of association of the Company, to vote on his behalf. A proxy need not be a member of the Company but must be present in person at the Meeting to represent the member. If more than one proxy is so appointed, the appointment shall specify the number and class of shares in respect of which each such proxy is so appointed.

2. In order to be valid, the form of proxy must be duly completed and signed in accordance with the instructions printed thereon and deposited together with a power of attorney or other authority, if any, under which it is signed, or a certified copy of such power or authority, at the Company's branch share registrar in Hong Kong, Tengis Limited, at 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the Meeting or any adjournment thereof, should he so wish.

3. In the case of joint holders of shares, any one of such holders may vote at the Meeting, either personally or by proxy, in respect of such share as if he was solely entitled thereto, but if more than one of such joint holder are present at the Meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

As at the date of this announcement, the Board comprises five executive Directors, namely Mr. Chi Chi Hung, Kenneth, Dr. Fung Yiu Tong, Bennet, Mr. Cho Kwai Yee, Kevin, Miss Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive Directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

* *For identification purposes only*

"Please also refer to the published version of this announcement in China Daily"

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED

(香港體檢及醫學診斷控股有限公司*)

(being in process of registration of change of corporate name from "Town Health Medical Technology Holdings Company Limited" to "Hong Kong Health Check and Laboratory Holdings Company Limited" with the Registrar of Companies in Hong Kong)

(incorporated in Bermuda with limited liability)

(Stock Code: 397)

PROXY FORM

Form of proxy for use by shareholders at the special general meeting (the "Meeting") of Hong Kong Health Check and Laboratory Holdings Company Limited (the "Company") to be held at Shop No. 3, Level 3, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong at 9:00 a.m. on Thursday, 30 November 2006

I/We *(note a)* ______________________________

of ______________________________

being the holder(s) of ______________________________ *(note b)* shares of HK$0.01 each in the share capital of the Company hereby appoint the Chairman of the Meeting, or failing him ______________________________

of ______________________________

to act as my/our proxy *(note c)* at the Meeting to be held at Shop No. 3, Level 3, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong at 9:00 a.m. on Thursday, 30 November 2006 (or at any adjournment thereof) and to vote on my/our behalf as directed below.

Please make a mark in the appropriate box to indicate how you wish your vote to be cast *(note d)*.

ORDINARY RESOLUTION	FOR	AGAINST
To approve the Polyray Sale Agreement and the Polylight Sale Agreement and the transactions contemplated thereunder		

Dated the ______________ day of ______________ 2006

Shareholder's signature ______________________ *(notes e, f, g and h)*

Notes:

(a) Please insert full name(s) and address(es) in BLOCK CAPITALS.

(b) Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

(c) A proxy need not be a member of the Company. If you wish to appoint some person other than the Chairman of the Meeting as your proxy, please delete the words "the Chairman of the Meeting or" and insert the name and address of the person appointed proxy in the space provided.

(d) If you wish to vote for the resolution set out above, please tick ("√") the box marked "For". If you wish to vote against the resolution, please tick ("√") the box marked "Against". If this form returned is duly signed but without specific direction on the proposed resolution, the proxy will vote or abstain at his discretion in respect of the relevant resolution. A proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than those set out in the notice convening the Meeting.

(e) In the case of a joint holding, this form of proxy may be signed by any joint holder, but if more than one joint holder is present at the Meeting, whether in person or by proxy, that one of the joint holder whose name stands first on the register of members in respect of the relevant joint holding shall alone be entitled to vote in respect thereof.

(f) The form of proxy must be signed by a shareholder, or his attorney duly authorised in writing, or if the shareholder is a corporation, either under its Common Seal or under the hand of an officer or attorney so authorised.

(g) To be valid, this form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited with the Company's share registrar in Hong Kong, Tengis Limited, at 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong not later than 48 hours before the time of the Meeting or any adjourned meeting.

(h) Any alteration made to this form should be initialled by the person who signs the form.

* *for identification purposes only*

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
(香港體檢及醫學診斷控股有限公司)*

(formerly known as Town Health Medical Technology Holdings Company Limited
康健醫療科技控股有限公司*)

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

PLACING OF CONVERTIBLE NOTES II

Placing Agent to the Placing of Convertible Notes II

KINGSTON SECURITIES LIMITED

Pursuant to the CN Placing Agreement entered into between the Company and the Placing Agent on 9 December 2005, the Placing Agent has agreed to place the Convertible Notes II, on a best effort basis, of up to an aggregate principal amount of HK$60,000,000 Convertible Note II to not fewer than six placees, each of whom and whose ultimate beneficial owners are not connected persons (as defined in the Listing Rules) of the Company and are independent of, and not connected with the Company, the Share Subscriber, the CN Subscriber or their respective connected persons (as defined in the Listing Rules and/or the GEM Listing). The CN Placing was approved by the independent shareholders of the Company at the SGM.

Pursuant to the CN Placing Agreement, at any time up to the first anniversary of the date of the CN Placing Agreement, the Placing Agent can by written notice call for the Company to issue Convertible Notes II of up to an aggregate principal amount of HK$60,000,000, and each call shall be for not less than HK$1,000,000.

The Company has on 20 November 2006 received notice from the Placing Agent exercising its right under the CN Placing Agreement to place Convertible Notes II of an aggregate principal amount of HK$20,000,000 (the "Tranche Two Placing"). Completion of the Tranche Two Placing will take place on the business day immediately following the fulfillment of the Listing Approval Condition, which is expected to be within the month of December 2006.

Reference is made to the announcement dated 9 December 2005 (the "First Announcement") and the circular dated 20 January 2006 (the "Circular") issued by Hong Kong Health Check and Laboratory Holdings Company Limited (the "Company") in relation to, amongst other things, the possible placing of Convertible Notes II. Unless the context requires otherwise, capitalised terms used in this announcement shall have the same meanings as defined in the Circular.

THE CN PLACING

Pursuant to the CN Placing Agreement entered into between the Company and the Placing Agent on 9 December 2005, the Placing Agent has agreed to place the Convertible Notes II, on a best effort basis, of up to an aggregate principal amount of HK$60,000,000 to not fewer than six placees, each of whom and whose ultimate beneficial owners are not connected persons (as defined in the Listing Rules) of the Company and are independent of, and not connected with the Company, the Share Subscriber, the CN Subscriber or their respective connected persons (as defined in the Listing Rules and/or the GEM Listing). The CN Placing was approved by the independent shareholders of the Company at the SGM.

Pursuant to the CN Placing Agreement, at any time up to the first anniversary of the date of the CN Placing Agreement, the Placing Agent can by written notice call for the Company to issue Convertible Notes II of up to an aggregate principal amount of HK$60,000,000 and each call shall be for not less than HK$1,000,000.

Conditions

As provided in the CN Placing Agreement, the CN Placing would be conditional upon:

(1) the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the Conversion Shares falling to be allotted and issued upon exercise of the conversion rights attached to the Convertible Notes II to be placed under the CN Placing Agreement (the "Listing Approval Condition");

(2) the passing by the independent shareholders of the Company at the SGM by way of poll of an ordinary resolution approving the CN Placing Agreement, the issue of Convertible Notes II and the allotment and issue of the relevant Conversion Shares and other transactions contemplated thereunder;

(3) the completion of CN Subscription Agreement; and

(4) no force majeure event having occurred or occurring under the CN Placing Agreement.

There is no provision in the CN Placing Agreement which would allow either the Company or the Placing Agent to waive any of the abovementioned conditions. As at the date of this announcement, conditions (2) and (3) have been fulfilled.

PRINCIPAL TERMS OF THE CONVERTIBLE NOTES II

Issuer: The Company

Principal amount: An aggregate amount of up to HK$60,000,000

Maturity date: The date falling on the fourth anniversary of the date of issue of the Convertible Notes II. Any unredeemed and unconverted Convertible Notes II will be redeemed at 100% of the outstanding principal amount together with any accrued interest in cash.

Initial conversion price: HK$0.041 per Conversion Share

The initial conversion price was determined on an arm's length basis respectively between the Company and the Placing Agent with reference to, among other things, the performance of the Share price.

The initial conversion price is subject to adjustments, including consolidation or subdivision of shares, which may or may not occur.

The conversion price of HK$0.041 per Conversion Share represents: (i) a discount of approximately 12.77% to the closing price of HK$0.047 per Share quoted on the Stock Exchange on 4 November 2005, being the day prior to the suspension of trading in the Shares immediately before the issue of the First Announcement; (ii) a discount of approximately 67.97% to the closing price of HK$0.128 per Share as quoted on the Stock Exchange on 21 November 2006, being the day of this announcement (iii) a discount of approximately 68.46% to the average closing price of the Shares of HK$0.130 per Share as quoted on the Stock Exchange for the five trading-day period up to and including 21 November 2006; and (iv) a premium of about 2462.5% to the net asset value per Share of approximately HK$0.0016 based on the consolidated net assets of the Company was at 31 March 2006 as shown in its audited financial statements for the year ended on that date.

The holders of the Convertible Notes II shall have the right at any time after the date of issue of the Convertible Notes II to convert any outstanding amount of the Convertible Notes II at denomination of HK$1,000,000 each into the Conversion Shares at the conversion price of HK$0.041 per Conversion Share (subject to adjustments), unless the amount remaining following exercise of the conversion rights shall be less than HK$1,000,000.

Ranking: The Conversion Shares, when allotted and issued, will rank pari passu in all respects with the other Shares in issue as at the date of issue of the Conversion Shares.

Interest:	1% per annum payable half yearly in arrears.
Transferability:	The Convertible Notes II may be transferred or assigned to any third party without the prior written consent of the Company. Save with the consent of the Stock Exchange, none of the Convertible Notes II may be transferred to a "connected person" (as defined in the Listing Rules) of the Company. The Company shall give notice to the Stock Exchange for any transfer of the Convertible Notes II and shall state whether any connected person of the Company is involved.
Voting rights:	The Convertible Notes II do not confer any voting rights at general meetings of the Company on the holder(s) of the Convertible Notes II.
Events of default:	The events of default provisions provide that on the occurrence of certain events of default specified in the Convertible Notes II (e.g. liquidation), each of the holders of the Convertible Notes II shall be entitled to demand immediate repayment of the principal amount outstanding and accrued but unpaid interest under the relevant Convertible Notes II.
Listing:	No application has been or will be made for the listing of the Convertible Notes II on the Stock Exchange or any other stock exchange.

Please refer to the Circular for further details of the CN Placing Agreement, the CN Placing and the terms of the Convertible Notes II.

THE TRANCHE TWO PLACING

The Company has on 20 November 2006 received notice from the Placing Agent exercising its right under the CN Placing Agreement to place (the "Tranche Two Placing") the remaining balance of Convertible Notes II in an aggregate principal amount of HK$20,000,000 (the "Tranche Two CN II").

Completion of the Tranche Two Placing will take place on the business day immediately following the fulfillment of the Listing Approval Condition, which is expected to be within the month of December 2006.

The gross and net proceeds from the Tranche Two Placing will be HK$20 million and approximately HK$19 million respectively. The net proceeds are expected to be applied towards the expansion and enhancement of the Group's health check centre in Hong Kong which provides health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services in Hong Kong.

An application has been made by the Company to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Conversion Shares to be allotted and issued upon exercise of the conversion rights attaching to the Tranche Two CN II as soon as practicable.

Upon completion of the placing of Tranche Two CN II, all the Convertible Notes issued by the Company on 9 December 2005 have been subscribed.

EFFECT ON SHAREHOLDING STRUCTURE

The maximum number of the Conversion Shares falling to be issued upon full exercise of the conversion rights attached to the Tranche Two CN II to be issued under the Tranche Two Placing, based on the initial conversion price of HK$0.041 per Conversion Share, is approximately 487,804,878 Shares, representing approximately 38.59% of the existing share capital of the Company and approximately 27.85% of the issued share capital after full conversion of the Tranche Two CN II. The existing and enlarged shareholding structure of the Company as at the date of this announcement and immediately after the issue of Conversion Shares falling to be issued upon exercise of the conversion rights attached to the Tranche Two CN II are set out below:

	As at the date of this announcement		**Immediately after full conversion of the Tranche Two CN II at HK$0.041 per Conversion Share**	
	Shares	*%* *(approx.)*	*Shares*	*%* *(approx.)*
Central View International Limited *(Note)*	100,000,000	7.91	100,000,000	5.71
Public	1,163,917,827	92.09	1,651,722,705	94.29
Total	1,263,917,827	100.00	1,751,722,705	100.00

Note:

Central View International Limited, a company incorporated in the British Virgin Islands with limited liability, is wholly and beneficially owned by Miss Choi Ka Yee, Crystal who is an executive director of the Company.

By order of the board of directors of
Hong Kong Health Check and Laboratory Holdings Company Limited
(formerly known as Town Health Medical Technology Holdings Company Limited)
Chi Chi Hung, Kenneth
Chairman

Hong Kong, 21 November 2006

As at the date of this announcement, the board of the directors of the Company comprises five executive directors, namely Mr. Chi Chi Hung, Kenneth, Dr. Fung Yiu Tong, Bennet, Mr. Cho Kwai Yee, Kevin, Miss Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

* *For identification purposes only*

"Please also refer to the published version of this announcement in China Daily"

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*

(formerly known as Town Health Medical Technology Holdings Company Limited)
(Incorporated in Bermuda with limited liability)
(Stock Code: 397)

CHANGE OF COMPANY NAME

On 16 August 2006, the Board proposed change of the name of the Company from "Town Health Medical Technology Holdings Company Limited" to "Hong Kong Health Check and Laboratory Holdings Company Limited" and the adoption of a new Chinese name of "香港體檢及醫學診斷控股有限公司" to replace the previous Chinese name of "康健醫療科技控股有限公司" for identification purposes. Such special resolution was passed by the Shareholders at the special general meeting held on Thursday, 21 September 2006. Trading of shares of the Company on the Stock Exchange under the new stock short name of "HK Health Check" in English and "香港體檢" in Chinese will take effect from 9:30 a.m. on 24 November 2006 (Stock Code 397). The change of the name and the new stock short name of the Company will not affect the rights of the Shareholders. All existing share certificates in issue bearing the former names, Starbow Holdings Limited and Town Health Medical Technology Holdings Company Limited, will continue to be evidence of title to the Shares and will continue to be valid for trading, settlement and registration purposes.

Reference is made to the press announcement issued by the Company dated 16 August 2006 (the "Announcement") and the circular dated 28 August 2006 (the "Circular"). Terms used in this announcement shall have the same meanings as those defined in the Announcement and the Circular unless the context otherwise defines.

CHANGE OF COMPANY'S NAME

The special resolution regarding the change of the name of the Company from "Town Health Medical Technology Holdings Company Limited" to "Hong Kong Health Check and Laboratory Holdings Company Limited" and the adoption of a new Chinese name of "香港體檢及醫學診斷控股有限公司" to replace the previous Chinese name of "康健醫療科技控股有限公司" for identification purposes was passed by the Shareholders at the special general meeting held on Thursday, 21 September 2006. The new company name was entered into the register by the Registrar of Companies in Bermuda (the "Registrar") on 27 October 2006 and the Certificate of Incorporation on Change of Name was issued by the Registrar on 31 October 2006. The Certificate of Registration of Change of Name of Oversea Company was issued by the Companies Registry in Hong Kong on 17 November 2006 evidencing the change of name of the Company and the adoption of "香港體檢及醫學診斷控股有限公司" as the Chinese name for identification purposes. Accordingly, the name of the Company has been changed from "Town Health Medical Technology Holdings Company Limited 康健醫療科技控股有限公司*" to "Hong Kong Health Check and Laboratory Holdings Company Limited 香港體檢及醫學診斷控股有限公司*" with effect from 27 October 2006.

NEW STOCK SHORT NAME AND THE SHARE CERTIFICATES OF THE COMPANY

Trading of shares of the Company on the Stock Exchange under the new stock short name of "HK Health Check" in English and "香港體檢" in Chinese will take effect from 9:30 a.m. on 24 November 2006 (Stock Code 397). The change of the name and the new stock short name of the Company will not affect the rights of the Shareholders. All existing share certificates in issue bearing the former names, Starbow Holdings Limited and Town Health Medical Technology Holdings Company Limited, will continue to be evidence of title to the Shares and will continue to be valid for trading, settlement and registration purposes. Please refer to the Company's announcement dated 16 August 2006 and the Company's circular dated 28 August 2006 for further details.

By Order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
(formerly known as Town Health Medical Technology Holdings Company Limited)
Chi Chi Hung Kenneth
Chairman

Hong Kong, 22 November 2006

* *For identification purposes only*

As at the date of this announcement, the Board comprises five executive Directors, namely Mr. Chi Chi Hung, Kenneth, Dr. Fung Yiu Tong, Bennet, Mr. Cho Kwai Yee, Kevin, Miss Choi Ka Yee, Crystal, Mr. Siu Kam Chau and three independent non-executive Directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

"Please also refer to the published version of this announcement in China Daily"

Investor

Investment Service Centre

Listed Companies Information

TH MEDICAL TECH<00397> - Change of Company Name

Market participants are requested to note that the name of Town Health Medical Technology Holdings Company Limited has been changed to "Hong Kong Health Check and Laboratory Holdings Company Limited". Accordingly, the stock short name of its ordinary shares (stock code: 397) will also be changed to "HK HEALTH CHECK" with effect from Friday, 24/11/2006.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities mentioned herein.

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

ANNOUNCEMENT

IN RESPECT OF THE CONVERTIBLE NOTES I AND THE CONVERTIBLE NOTES II

Reference is made to the Company's announcements dated 9 December 2005 and 6 March 2006 (the "Announcements"). Reference is also made to the Company's latest monthly announcement dated 6 November 2006. The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I and the Convertible Notes II.

Reference is made to the Company's announcements dated 9 December 2005 and 6 March 2006 (the Announcements"). Reference is also made to the Company's latest monthly announcement dated 6 November 2006. The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I and the Convertible Notes II. Unless the context herein otherwise requires, terms used in this announcement shall have the same meanings as in the Announcements.

The Directors would like to report that no conversion of the Convertible Notes I had been made by the holders thereof during the month of November 2006. However, the Company has received notices for the partial conversion of the Convertible Notes II issued and as a result of which the Company has issued a total of 195,121,948 Shares to 4 independent placees at a price of HK$0.041 per Conversion Share in November 2006. The Conversion Shares issued represent approximately 16.83% of the issued share capital of the Company as at the date of the latest monthly announcement.

Information regarding the total issued share capital of the Company as at 1 November 2006 and as at the date hereof are set out below:

	Issued Share Capital *HK$*	**Number of Issued Shares**
As at 1 November 2006	11,595,168.53	1,159,516,853
10 November 2006	487,804.87	48,780,487
20 November 2006	487,804.87	48,780,487
24 November 2006	975,609.74	97,560,974
Share issued after partial conversion of the Tranche I Convertible Notes II	13,546,388.01	1,354,638,801
Share options granted during November	68,400.00	6,840,000
Share issued as at date of this announcement	13,614,788.01	1,361,478,801

Note: The outstanding principal amount of the Convertible Notes I and the Convertible Notes II after conversion(s) as referred to the above is HK$60,000,000 and HK$52,000,000 respectively.

This announcement is only released through the web-site of The Stock Exchange of Hong Kong Limited and no publication in the newspapers is made.

As at the date of this announcement, the Board comprises five executive directors, namely Mr. Chi Chi Hung, Kenneth, Dr. Fung Yiu Tong, Bennet, Mr. Cho Kwai Yee, Kevin, Miss. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

By order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Siu Kam Chau
Executive Director

Hong Kong, this 29th day of November, 2006

* *For identification purpose only*

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hong Kong Health Check and Laboratory Holdings Company Limited (香港體檢及醫學診斷控股有限公司*), you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED

香港體檢及醫學診斷控股有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 397)

DISCLOSEABLE TRANSACTION

* *for identification purposes only*

1 December 2006

CONTENTS

Page

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"Board"	the board of Directors
"Company"	Hong Kong Health Check and Laboratory Holdings Company Limited, a company incorporated in Bermuda with limited liability and the issued Shares of which are listed on the Stock Exchange
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"International Health"	International Health Decoding Group Limited, a company incorporated in Hong Kong and the issued share capital of which is owned as to approximately 26.31% by the Group immediately before the Subscription
"Latest Practicable Date"	29 November 2006, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China, which for the purpose of this circular, excludes Hong Kong, Macau Special Administrative Region and Taiwan
"SFO"	the Securities and Futures Ordinance (Chapter 571 of Laws of Hong Kong)
"Share(s)"	share(s) of HK$0.01 each in the share capital of the Company
"Shareholder(s)"	holders of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Subscription"	the subscription by the Group of a further 700 shares of HK$1.00 each in the capital of International Health
"%"	per cent.

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED

香港體檢及醫學診斷控股有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 397)

Executive Directors:
Mr. Chi Chi Hung, Kenneth *(Chairman)*
Dr. Fung Yiu Tong, Bennet *(Vice Chairman)*
Mr. Cho Kwai Yee, Kevin
Miss Choi Ka Yee, Crystal
Mr. Siu Kam Chau

Independent non-executive Directors:
Mr. Chan Chi Yuen
Mr. Lo Chun Nga
Mr. Chik Chi Man

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal Place of Business in Hong Kong:
Shop 2B & 2C, Level 1
Hilton Plaza Commercial Centre
3-9 Shatin Centre Street
Shatin, New Territories
Hong Kong

1 December 2006

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

INTRODUCTION

On 8 November 2006, the Board announced that Hong Kong Health Check Centre Limited, a wholly-owned subsidiary of the Company, subscribed for a further 700 shares of HK$1.00 each in International Health in cash at a total sum of HK$7,000,000.

The purpose of this circular is to provide you with further details of the Subscription and other general information of the Group.

SUBSCRIPTION

The subscription amount, which was funded by internal resources of the Group, was determined after an arm's length negotiation between the shareholders of International Health based on the funding needs of International Health.

To the best knowledge, information and belief of the Directors, other than Hong Kong Health Check Centre Limited which is a shareholder of International Health, International Health and its shareholders and their respective ultimate beneficial owners are independent third parties and not a connected person of the Company within the meaning of the Listing Rules.

INFORMATION ON INTERNATIONAL HEALTH

International Health is a company incorporated in Hong Kong in September 2005 and is formed with other independent parties for the purposes of operating health check centre(s) in Hong Kong. As at the Latest Practicable Date, International Health has not commenced business and as such no turnover has been recorded. During the period from the date of its incorporation up to 7 November 2006, International Health has incurred about HK$703,000 expenses which mainly represent the preliminary expenses incurred for the setting up of the business. Immediately before the Subscription, International Health has an unaudited net asset value of about HK$3.1 million.

Since 3 November 2006, the Group was interested in 50 shares of HK$1.00 each, representing approximately 26.31% of the total issued share capital of International Health. Immediately after the Subscription, the Group is interested in 750 shares of HK$1.00 each, representing approximately 81.97% of the total issued share capital of International Health. International Health is treated as a subsidiary of the Company which controls the majority of the board of directors of International Health. The earning, assets and liabilities of International Health will be consolidated into the financial statements of the Group.

REASONS FOR THE SUBSCRIPTION

The Group is principally engaged in the manufacturing and sales of garment in the PRC and the Group has diversified into healthcare business by commencing establishment of a new health centre at Nathan Road, Kowloon with approximately 20,000 square feet for the provision of health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services to the public.

The Subscription will enable the Group to develop its own health check centre(s) in Hong Kong. International Health will have its first health check centre in Tuen Mun which is expected to commence business in early 2007. It is the intention of the Company to further develop its health check centre in other district of Hong Kong. The Board intends to invest up to a maximum sum of HK$15,000,000 (including the money for the Subscription) in International Health for its development which is expected to be financed by internal resources of the Group. In this regard, further announcement will be made as and when required in compliance with the Listing Rules. The Directors believe that the terms of the Subscription are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Given the size of the investment in International Health (which is up to a maximum of HK$15,000,000) and its intended scale of business with about eight to ten staff there, it is not expected that the Subscription will have a significant effect to the earnings, assets and liabilities of the Group immediately after the Subscription.

LISTING RULES IMPLICATIONS

The Subscription, together with the first injection of HK$1,000,000 in the capital of International Health on 3 November 2006, constitutes a discloseable transaction on the part of the Company under Chapter 14 of the Listing Rules.

GENERAL INFORMATION

Your attention is drawn to the information set out in the appendix to this Circular.

Yours faithfully
For and on behalf of the Board of
Hong Kong Health Check and Laboratory Holdings Company Limited
Chi Chi Hung, Kenneth
Chairman

* *for identification purposes only*

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement in this circular misleading.

2. DISCLOSURE OF INTERESTS

(a) Directors' interests and short position in the securities of the Company and its associated corporations

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register maintained by the Company referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in the Listing Rules, to be notified to the Company and the Stock Exchange, were as follows:

Long positions in Shares

	Number of Shares held, capacity and nature of interest					Approximate percentage of the issued share capital of the Company as at the Latest Practicable Date
Name of Director	Personal interest	Family interest	Corporate interest	Other interest	Total	
Miss Choi Ka Yee, Crystal	–	–	100,000,000 *(Note)*	–	100,000,000	7.34%

Note: Miss Choi Ka Yee, Crystal is taken to be interested in those Shares in which Central View International Limited, a company wholly and beneficially owned by her, is interested.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions he/she was taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register maintained by the Company referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listing Issuers in the Listing Rules, to be notified to the Company and the Stock Exchange.

(b) Persons who have an interest or short position in the shares or underlying shares of the Company which is discloseable under Divisions 2 and 3 of Part XV of the SFO and substantial shareholders of the Company

Save as disclosed below, as at the Latest Practicable Date, none of the Directors or chief executive of the Company knew of any person (not being a Director or chief executive of the Company) who had an interests or short position in Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or held any option in respect of such capital.

Name of Shareholder	Interest in Shares or underlying Shares *(Note 1)*	Approximate percentage of the issued share capital
Broad Idea International Limited *(Note 3)*	1,463,414,634 (L)	51.80 (L)
Mr. Cho Kwai Chee *(Note 3)*	1,463,414,634 (L)	51.80 (L)
Dr. Francis Choi Chee Ming *(Note 3)*	1,463,414,634 (L)	51.80 (L)
Top Act Group Limited *(Note 2)*	1,463,414,634 (L)	51.80 (L)
Town Health (BVI) Limited *(Note 2)*	1,463,414,634 (L)	51.80 (L)
Town Health International Holdings Company Limited *(Note 2)*	1,463,414,634 (L)	51.80 (L)
Mrs. Chu Yuet Wah *(Note 4)*	341,463,413 (L)	25.08 (L)
Ms. Ma Siu Fong *(Note 4)*	292,682,926 (L)	21.50 (L)
Kingston Securities Limited *(Note 4)*	292,682,926 (L)	21.50 (L)
Mr. Chim Pui Chung *(Note 5)*	343,963,414 (L)	20.20 (L)

Notes:

1. The interest is a long position in Shares.

2. Town Health International Holdings Company Limited, through its wholly-owned subsidiary Town Health (BVI) Limited, is taken to be interested in the underlying Shares in which Top Act Group Limited, a wholly-owned subsidiary of Town Health (BVI) Limited, holds an interest.

3. Dr. Francis Choi Chee Ming and Mr. Cho Kwai Chee own 49.9% and 50.1% beneficial interest in Broad Idea International Limited respectively. Broad Idea International Limited holds 51% of the issued share capital of Town Health International Holdings Company Limited. Dr. Francis Choi Chee Ming and Mr. Cho Kwai Chee are therefore taken to be interested in the underlying Shares in which Top Act Group Limited, the indirect wholly-owned subsidiary of Town Health International Holdings Company Limited, holds in interest.

4. These 341,463,413 Shares are owned as to 292,682,926 Shares by Kingston Securities Limited and as to 48,780,487 Shares deemed to be interested by it upon exercise of the conversion right attaching to the convertible bonds issued by the Company at a conversion price of HK$0.041 per Share. Kingston Securities Limited is owned as to 49% by Ms. Ma Siu Fong and as to 51% by Mrs. Chu Yuet Wah.

5. These 343,963,414 Shares are owned as to 2,500,000 Shares by Golden Mount Limited, the entire issued share capital of which is beneficially owned by Mr. Chim Pui Chung, and as to 341,463,414 Shares deemed to be interested upon exercise of the conversion right attaching to the convertible bonds issued by the Company at a conversion price of HK$0.041 per Share.

3. COMPETING INTEREST

As at the Latest Practicable Date, none of the Directors and their respective associates were interested in any business, apart from the Group's business, which competes or is likely to compete, either directly or indirectly, with the Group's business.

4. LITIGATION

The Company was a defendant in a law suit brought by a supplier in December 1998 claiming for a principal sum of approximately HK$1,962,000 together with interest and costs thereon relating to a guarantee in respect of a credit facility granted to RCR Electronics Manufacturing Limited, a former subsidiary of the Company. The Company filed a defence in March 1999 in response to the claim and since then, the supplier has taken no further action against the Company. Since the outcome of the litigation could not be determined with reasonable certainty at this stage, no provision has been made in the financial statements of the Group.

Save as disclosed above, neither the Company nor any other member of the Group is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened against the Company or any other member of the Group as at the Latest Practicable Date.

5. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation other than statutory compensation).

6. GENERAL

(a) The registered office of the Company is at Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

(b) The principal place of business of the Company in Hong Kong is at Shop 2B & 2C, Level 1, Hilton Plaza Commercial Centre, 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong.

(c) The branch share registrar and transfer office of the Company in Hong Kong is Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong.

(d) The company secretary and qualified accountant of the Company is Mr. Chi Chi Hung, Kenneth who is a fellow member of the Association of Chartered Certified Accountants, an associate member of the Hong Kong Institute of Certified Public Accounts, an associate member of the Hong Kong Institute of Company Secretaries and an associate member of the Institute of Chartered Secretaries and Administrators.

香港體檢及醫學診斷控股有限公司*

Hong Kong Health Check and Laboratory Holdings Company Limited

(Formerly known as Town Health Medical Technology Holdings Company Limited 康健醫療科技控股有限公司*)

(Incorporated in Bermuda with limited liability)

Stock Code: 397

Interim Report 2006



* For identification purposes only

CONTENTS

CORPORATE INFORMATION

BOARD OF DIRECTORS

Executive Directors

Mr. Chi Chi Hung, Kenneth
Dr. Fung Yiu Tong, Bennet
Miss Choi Ka Yee, Crystal
Mr. Cho Kwai Yee, Kevin
Mr. Siu Kam Chau

Independent Non-executive Directors

Mr. Chan Chi Yuen
Mr. Lo Chun Nga
Mr. Chik Chi Man

COMPANY SECRETARY

Mr. Chi Chi Hung, Kenneth

AUDIT COMMITTEE

Mr. Chan Chi Yuen
Mr. Lo Chun Nga
Mr. Chik Chi Man

AUDITORS

HLB Hodgson Impey Cheng
Chartered Accountants
Certified Public Accountants
31st Floor, Gloucester Tower
The Landmark
11 Pedder Street, Central
Hong Kong SAR

REGISTERED OFFICE

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS

Shop 2B & 2C, Level 1
Hilton Plaza Commercial Centre
3-9 Shatin Centre Street
Shatin, New Territories
Hong Kong

PRINCIPAL BANKERS

Dah Sing Bank Limited
Wing Hang Bank Limited

PRINCIPAL SHARE REGISTRARS AND TRANSFER OFFICE

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

HONG KONG BRANCH SHARE REGISTRARS AND TRANSFER OFFICE

Tengis Limited
26/F, Tesbury Centre
28 Queen's Road East
Hong Kong

The board of directors (the "Board") of Hong Kong Health Check and Laboratory Holdings Company Limited (the "Company") announces the unaudited condensed consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 September 2006 together with comparative figures for the previous year in 2005 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

		Six months ended 30 September	
		2006	2005
		(unaudited)	(unaudited)
	Note	***HK$'000***	*HK$'000*
Turnover		**566**	1,698
Cost of sales		**(308)**	(1,458)
Gross profit		**258**	240
Other operating income	3	**654**	20
Fair value gain on financial assets at fair value through profit or loss		**2,203**	-
Net unrealized holding losses on other investments		**-**	(2,140)
Administrative expenses		**(11,514)**	(1,915)
Finance costs	5	**(2,412)**	(1,651)
Loss before taxation	4	**(10,811)**	(5,446)
Taxation	6	**-**	(8)
Loss for the period attributable to the equity holders of the Company		**(10,811)**	(5,454)
Dividends		**-**	-
Loss per share			
– Basic	7	**(0.93) cents**	(0.62) cents
– Diluted	7	**(0.93) cents**	(0.60) cents

CONDENSED CONSOLIDATED BALANCE SHEET

	Note	As at 30 September 2006 (unaudited) HK$'000	As at 31 March 2006 (audited) HK$'000
Non-current assets			
Property, plant and equipment		**1,126**	12
Current assets			
Trade and other receivables	*8*	**66,621**	22,765
Investments in securities		**18,213**	16,170
Pledged deposits		**25,000**	–
Bank balances and cash		**9,796**	47,202
		119,630	86,137
***Less*: Current liabilities**			
Trade and other payables	*9*	**4,630**	5,009
Short-term borrowings – due within one year	*10*	**70,014**	34,993
		74,644	40,002
Net current assets		**44,986**	46,135
Total assets less current liabilities		**46,112**	46,147
***Less*: Non-current liabilities**			
Convertible Notes I		**46,050**	44,274
Net assets		**62**	1,873
Capital and reserves			
Share capital	*11*	**11,595**	11,595
Reserves		**(20,533)**	(9,722)
Equity attributable to the equity holders of the Company		**(8,938)**	1,873
Minority interests		**9,000**	–
		62	1,873

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to the equity holders of the Company							
	Share capital HK$'000	Share premium account HK$'000	Capital redemption reserve HK$'000	Translation reserve HK$'000	Convertible Notes reserve HK$'000	Accumulated deficit HK$'000	Minority Interests HK$'000	Total equity HK$'000
As at 1 April 2005	8,829	4,509	861	-	-	6,613	-	20,812
Loss for the period	-	-	-	-	-	(5,454)	-	(5,454)
As at 30 September 2005	8,829	4,509	861	-	-	1,159	-	15,358
Issue of new shares under the Share Subscription Agreement	1,000	2,800	-	-	-	-	-	3,800
Issue of new shares under the Share Placing Agreement	1,766	4,944	-	-	-	-	-	6,710
Share issue expenses	-	(167)	-	-	-	-	-	(167)
Exchange difference on translation of foreign operations	-	-	-	2	-	-	-	2
Equity component of Convertible Notes I	-	-	-	-	16,062	-	-	16,062
Loss for the period	-	-	-	-	-	(39,892)	-	(39,892)
As at 31 March 2006 and 1 April 2006	**11,595**	**12,088**	**861**	**2**	**16,062**	**(38,733)**	**-**	**1,873**
Formation of a new JV	-	-	-	-	-	-	9,000	9,000
Loss for the period	-	-	-	-	-	(10,811)	-	(10,811)
As at 30 September 2006	**11,595**	**12,088**	**861**	**2**	**16,062**	**(49,544)**	**9,000**	**62**

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Six months ended 30 September	
	2006	2005
	(unaudited)	(unaudited)
	HK$'000	*HK$'000*
Net cash (used in)/generated from operating activities	**(14,933)**	11,301
Net cash used in investing activities	**(66,494)**	-
Net cash generated from/(used in) financing activities	**40,591**	(12,601)
Decrease in cash and cash equivalents	**(40,836)**	(1,300)
Cash and cash equivalents at beginning of the year	**47,202**	2,146
Cash and cash equivalents at end of the year	**6,366**	846
Analysis of the balances of cash and cash equivalents		
Bank balances and cash	**9,796**	846
Bank overdraft	**(3,430)**	-
	6,366	846

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Basis of preparation and principal accounting policies

The condensed consolidated financial statements have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The principal accounting policies adopted in preparing these condensed consolidated financial statements are consistent with those followed in the Group's annual consolidated financial statements for the year ended 31 March 2006.

2. Turnover and segment information

(a) Business segments

Business segments	Provision of healthcare and medical checks services		Manufacturing and sales of garment		Trading of securities		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
TURNOVER	**566**	-	**-**	1,698	**-**	-	**566**	1,698
RESULTS								
Segment results	**(9,012)**	-	**-**	240	**2,203**	(2,140)	**(6,809)**	(1,900)
Unallocated corporate income and expenses							**(1,590)**	(1,895)
Finance costs							**(2,412)**	(1,651)
Loss before taxation							**(10,811)**	(5,446)
Taxation							**-**	(8)
Loss for the period							**(10,811)**	(5,454)

(b) Geographical segments

The Group's operations are located in the PRC including Hong Kong and Macau and its turnover is substantially derived in the PRC including Hong Kong and Macau. Accordingly, no analysis by geographical segment is presented.

3. Other operating income

	Six months ended 30 September	
	2006	2005
	HK$'000	*HK$'000*
Interest income from bank deposits	**654**	-
Sundry income	**-**	20
	654	20

4. Loss before taxation

	Six months ended 30 September	
	2006	2005
	HK$'000	*HK$'000*
Loss before taxation has been arrived at after charging:		
Depreciation of property, plant and equipment	**14**	508
Provision for doubtful debts	**-**	518

5. Finance costs

	Six months ended 30 September	
	2006	2005
	HK$'000	*HK$'000*
Interest on short-term bank loans wholly repayable within five years	**336**	1,651
Interest on Convertible Notes I wholly repayable within five years	**2,076**	-
	2,412	1,651

6. Taxation

No provision for Hong Kong profits tax has been made in the financial statements as the companies operating in Hong Kong did not have any assessable profits arising in Hong Kong for both the current and prior periods. Taxation on overseas profits has been calculated on the estimated assessable profits for the period at the rates of taxation prevailing in the countries in which the Group operates.

No deferred tax liabilities have been recognized in the financial statements as the Group and the Company did not have material temporary differences as at 30 September 2006 and 2005.

7. Loss per share

The calculation of basic loss per share attributable to the equity holders of the Company is based on the loss for the period attributable to the equity holders of the Company of approximately HK$10,811,000 (2005: HK$5,454,000) and on the weighted average number of ordinary shares of approximately 1,159,516,853 (2005:882,936,853).

For the period ended 30 September 2005, diluted loss per share is based on 901,594,493 ordinary shares which is the weighted average number of ordinary shares outstanding during the period, as adjusted for the effects of the vested options outstanding during the period.

For the period ended 30 September 2006, the computation of diluted loss per share did not assume the exercise of the Company's potential ordinary shares granted under the Company's share option scheme and the conversion rights attached to the Convertible Notes I since their exercises would result in a reduction in loss per share.

8. Trade and other receivables

	As at 30 September 2006	As at 31 March 2006
	HK$'000	*HK$'000*
Trade receivables, 0 – 60 days	**124**	-
Other receivables	**66,497**	22,765
	66,621	22,765

9. Trade and other payables

	As at 30 September 2006 HK$'000	As at 31 March 2006 HK$'000
Trade payables, with aged analysis:		
0 – 60 days	**59**	–
61 – 90 days	**–**	60
Over 90 days	**1,105**	1,045
	1,164	1,105
Other payables	**3,466**	3,904
	4,630	5,009

10. Short-term borrowings

	As at 30 September 2006 HK$'000	As at 31 March 2006 HK$'000
Bank overdraft	**3,430**	–
Bank loans	**66,344**	34,753
Other loan	**240**	240
	70,014	34,993
Analyzed as:		
Secured	**35,021**	–
Unsecured	**34,993**	34,993
	70,014	34,993

11. Share capital

	As at 30 September 2006 *HK$'000*	As at 31 March 2006 *HK$'000*
Authorized:		
30,000,000,000 ordinary shares of HK$0.01 each	**300,000**	300,000
Issued and fully paid:		
1,159,516,853 ordinary shares of HK$0.01 each	**11,595**	11,595

MANAGEMENT DISCUSSION AND ANALYSIS

Business review

For the six months ended 30 September 2006, the Group's turnover was HK$566,000 (2005: HK$1,698,000), representing a decrease of 66.7% as compared to the corresponding period of last year. The decrease in turnover was mainly attributable to the realignment of business from garment business to health care business.

Loss attributable to the equity holders of the Company for the six months ended 30 September 2006 was HK$10,811,000. (2005: HK$5,454,000). The decrease was mainly attributable for the expenses incurred in the establishing of a new health check centre at Nathan Road, Kowloon.

Prospects

Garment business

Intense competition is expected to continue in the garment business in China. Hence, management had decided to refine the Group's business from garment industry to health care and medical industry so as to generate higher profit margins in future.

Securities trading business

With the steady improvement of Hong Kong's economic environment, the securities market continued to remain healthy. Gain on financial assets at fair value amounted to approximately HK$2,203,000 was recorded.

Health care and medical services

The group started its business in June 2006 by providing health check referral services to patients. In addition, a well-planned one-stop health check centre will start serving the public by early 2007. It is located at Nathan Road, Kowloon with approximately 20,000 sq. ft. decorated as unrivalled comfort and luxurious style, which is largely different from other general centres, laboratories or hospitals providing similar services. The centre is the most advanced and comprehensive health check and laboratory service provider outside major hospitals in Hong Kong. The health check centre is installed with some of the most advanced diagnostic equipments such as MRI system, PET/CT Scanner and Mammography System etc. for providing diagnostic imaging health check services. We trust it could lead the community to a healthy life by providing professional and dedicated services through advanced diagnostic technology and equipment. We are also confident to be the market leader in the Asia Pacific region in the near future. The high-end health check business has a

relatively higher entry barrier as the business requires high capital investment and professional human resources. In light of the increasing public awareness towards preventive health care and the high entry barrier of the business, our health check and diagnostic service is anticipated to contribute substantial income to the Group.

The Group will continue to strengthen the network in Hong Kong through setting up of satellite diagnostic centres or by acquisitions.

The proposed acquisition of Polyray and Polylight in October 2006 is a significant development for the Group as such acquisition can diversify the Group's business. Polyray and Polylight have four branches operated under the name of "Opus". Opus is believed to be one of the top three medical diagnostic companies in Hong Kong with well-established reputation in the industry. The acquisition greatly increased the Groups's network in Hong Kong. In addition, the synergy and our experienced management can make the Group to have a rapid growth in future.

Substantial growth in Macau and economic integration with Hong Kong's economy will provide opportunities for investor. Our Group will search for possible acquisitions or co-operate with other local parties for the business in Macau.

In order to better reflect our intention of emphasizing on health check industry, the Company is renamed as "Hong Kong Health Check and Laboratory Holdings Company Limited" in October 2006.

Liquidity and financial resources

As at 30 September 2006, shareholders' fund and net current assets of the Group amounted to HK$62,000 (31 March 2006: HK$1,873,000) and HK$44,986,000 (31 March 2006: HK$46,135,000) respectively.

As at 30 September 2006, the Group's pledged deposits and bank balances and cash amounted to HK$34,796,000 (31 March 2006: HK$47,202,000). In view of the Group's bank balances and cash and net current assets, it is believed that the Group has sufficient resources to meet the foreseeable working capital demands and capital expenditure.

The monetary assets and liabilities and business transaction of the Group are mainly carried and conducted in Hong Kong dollars and Renminbi. The Group maintain a prudent strategy in its foreign exchange risk management, where foreign exchange risk are minimized via balancing the monetary assets versus monetary liabilities, and foreign exchange revenue versus foreign exchange expenditures.

Post balance sheet event

The following events occurred subsequent to the interim report date:

On 9 December 2005, the Company entered into a convertible notes placing agreement with a placing agent. Pursuant to the convertible notes placing agreement, the placing agent agreed to place, up to an aggregate principal amount of HK$60,000,000 convertible notes ("Convertible notes II"). On 4 September 2006, the Company received notice from the Placing Agent exercising its right to place (the "Tranche One Placing") Convertible Notes II of an aggregate principal amount of HK$40,000,000. Completion of the Tranche One Placing took place on 3 October 2006.

On 17 October 2006, the Company entered into the Polyray Sale Agreement and Polylight Sale Agreement. Pursuant to the Polyray Sale Agreement, the Company conditionally agreed to acquire the entire issued share capital of Polyray at a total cash consideration of HK$27,000,000. Pursuant to the Polylight Sale Agreement, the Company conditionally agreed to acquire the remaining issued share capital of Polylight at a cash consideration of HK$7,250,000. The acquisition constitutes a very substantial acquisition on the part of the Company under the Listing Rules. The acquisition requires the approval by the shareholders of the Company at the special general meeting.

OTHER INFORMATION

Interim dividend

The directors do not recommend the payment of an interim dividend for the six months ended 30 September 2006 (2005: Nil).

Directors' interests and short positions in shares and underlying shares and debentures

(I) Interests and short positions in shares and underlying shares and debentures of the Company

At 30 September 2006, the interests and short positions of the directors in the share capital and underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, were as follows:

Long positions in ordinary shares of the Company:

	Number of shares held, capacity and nature of interest	
Name of director	**Corporate interest**	**Percentage of the Company's issued share capital**
Miss Choi Ka Yee, Crystal	100,000,000 *(Note 1)*	8.62%

Note:

1. Miss Choi Ka Yee, Crystal is taken to be interested in those Shares in which Central View International Limited, a company which is wholly and beneficially owned by her, is interested.

Save as disclosed above, as at 30 September 2006, none of the directors had registered an interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations that was required to be recorded pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

(II) Share options

The Company adopted a share option scheme on 17 November 2003 (the "Scheme"), for the primary purpose of providing incentives to directors and employees. Under the Scheme, the Company may grant options to eligible persons, including directors of the Company and its subsidiaries, to subscribe for shares in the Company.

No share options were granted, exercised, cancelled or lapsed under the share option scheme during the six months ended 30 September 2006.

Directors' rights to acquire shares or debt securities

Save as disclosed under the section headed "Directors' interests and short positions in shares and underlying shares and debentures", at no time during the period was the Company or any of its holding companies, fellow subsidiaries or subsidiaries a party to any arrangements to enable the directors or chief executives of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, and none of the directors or chief executives, nor any of their spouses or children under the age of 18, had any rights to subscribe the securities of the Company, or had exercised any such rights during the period.

Substantial shareholders

As at 30 September 2006, the register of substantial shareholders maintained by the Company pursuant to section 336 of the SFO shows that, the following shareholders had notified the Company of relevant interests and short positions in the issued share capital of the Company:

Shareholders	Capacity	Number of ordinary shares held	Percentage of the issued share capital of the Company
Lee Wai Man *(Note 1)*	Beneficial owner, held by controlled corporation	300,182,926	25.89%
Ma Siu Fong *(Note 1)*	Beneficial owner, held by controlled corporation	300,182,926	25.89%
Chu Yuet Wah *(Note 1)*	Held by controlled corporation	292,682,926	25.24%
Kingston Securities Limited *(Note 1)*	Beneficial owner	292,682,926	25.24%
Choi Ka Yee, Crystal *(Note 2)*	Held by controlled corporation	100,000,000	8.62%
Central View International Limited *(Note 2)*	Beneficial owner	100,000,000	8.62%

Notes:

1. These Shares represent the portion of the Shares to be placed by placing agent pursuant to the placing agreement dated 9 December 2005, to which the Kingston Securities Limited is deemed to be interested pursuant to the SFO. The placing agent is owned as to 49% by Ma Siu Fong and as to 51% by Chu Yuet Wah. The number specified represents (i) Kingston Securities Limited's interest in the 292,682,926 Shares to be placed by Kingston Securities Limited; and (ii) the 7,500,000 Shares beneficially owned by Mr. Lee Wai Man, Mr. Lee Wai Man is the husband of Ms. Ma Siu Fong. He is therefore deemed to be interested in the underlying Shares in which Ms. Ma Siu Fong is deemed to hold interest. Ms. Ma Siu Fong is deemed to be interested in the Shares in which Mr. Lee Wai Man holds an interest.

2. Central View International Limited is a company wholly-owned by Miss Choi Ka Yee, Crystal, who is also a director of the Company.

Other than as disclosed above, the Company has not been notified of any other relevant interests or short positions in the issued share capital of the Company as at 30 September 2006.

Corporate Governance

In the opinion of the Directors, the Company has complied with the code provisions set out in the Code on Corporate Governance Practices (the "Code") in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the six months ended 30 September 2006.

Code Provision A.4.1 stipulates that non-executive directors should be appointed for specific terms. However, all the non-executive directors of the Company have not been appointed for specific terms but are subject to rotation and re-election at the annual general meeting in accordance with the Bye-laws of the Company.

Audit committee

The audit committee currently comprises three independent non-executive directors, Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man. The audit committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the unaudited interim financial statements of the Group for the six months ended 30 September 2006.

Model code for securities transactions by directors

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules.

Purchase, sales or redemption of the company's listed securities

There was no purchase, sale or redemption of the Company's securities by the Company or any of its subsidiaries during the six months ended 30 September 2006.

On behalf of the Board

Chi Chi Hung, Kenneth
Chairman

Hong Kong, 13 November 2006

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities mentioned herein.

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

MONTHLY ANNOUNCEMENT

IN RESPECT OF THE CONVERTIBLE NOTES I AND THE CONVERTIBLE NOTES II

Reference is made to the Company's announcements dated 9 December 2005 and 6 March 2006 (the "Announcements"). Reference is also made to the Company's latest announcement dated 29 November 2006. The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I and the Convertible Notes II.

Reference is made to the Company's announcements dated 9 December 2005 and 6 March 2006 (the "Announcements"). Reference is also made to the Company's latest announcement dated 29 November 2006. The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I and the Convertible Notes II. Unless the context herein otherwise requires, terms used in this announcement shall have the same meanings as in the Announcements.

During November 2006, the Company had received notices for the partial conversion of the Convertible Notes II issued and as a result of which the Company has issued a total of 195,121,948 to 4 independent placees at a price of HK$0.041 per Conversion Share in November 2006. The Conversion Shares issued represent approximately 16.83% of the issued share capital of the Company as at the date of the latest monthly announcement dated 6 November 2006.

Information regarding the total issued share capital of the Company as at 1 November 2006 and as at 30 November 2006 are set out below:

	Issued Share Capital *HK$*	**Number of Shares**
As at 1 November 2006	11,595,168.53	1,159,516,853
10 November 2006	487,804.87	48,780,487
20 November 2006	487,804.87	48,780,487
24 November 2006	975,609.74	97,560,974
Share issued after partial conversion of the Tranche I Convertible Notes II	13,546,388.01	1,354,638,801
Share options granted during November	68,400.00	6,840,000
As at 30 November 2006	13,614,788.01	1,361,478,801

Note: The outstanding principal amount of the Convertible Notes I and the Convertible Notes II after conversion(s) refer to above is HK$60,000,000 and HK$52,000,000 respectively.

This announcement is only released through the web-site of The Stock Exchange of Hong Kong Limited and no publication in the newspapers is made.

As at the date of this announcement, the Board comprises five executive directors, namely Mr. Chi Chi Hung, Kenneth, Dr. Fung Yiu Tong, Bennet, Mr. Cho Kwai Yee, Kevin, Miss Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

By order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Siu Kam Chau
Executive Director

Hong Kong, this 7th day of December, 2006

* *For identification purpose only*

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

MONTHLY ANNOUNCEMENT

IN RESPECT OF THE CONVERTIBLE NOTES I AND THE CONVERTIBLE NOTES II

Reference is made to the Company's announcements dated 9 December 2005 and 6 March 2006 (the "Announcements"). Reference is also made to the Company's latest monthly announcement dated 7 December 2006. The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I and the Convertible Notes II.

Reference is made to the Company's announcements dated 9 December 2005 and 6 March 2006 (the "Announcements"). Reference is also made to the Company's latest monthly announcement dated 7 December 2006. Unless the context herein otherwise requires, terms used in this announcement shall have the same meanings as in the Announcements.

The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I and the Convertible Notes II.

The Directors would like to report that no conversion of the Convertible Notes I and the Convertible Notes II had been made by the holders thereof during the month of December 2006. The outstanding principal amount of the Convertible Notes I and the Convertible Notes II as at 31 December 2006 is HK$60,000,000 and HK$52,000,000 respectively.

Information regarding the total issued share capital of the Company as at 1 December 2006 and as at 31 December 2006 are set out below:

	Issued Share Capital *HK$*	Number of Issued Shares
As at 1 December 2006	13,614,788.01	1,361,478,801
As at 31 December 2006	13,614,788.01	1,361,478,801

This announcement is only released through the web-site of The Stock Exchange of Hong Kong Limited and no publication in the newspapers is made.

As at the date of this announcement, the Board comprises five executive directors, namely Mr. Chi Chi Hung, Kenneth, Dr. Fung Yiu Tong, Bennet, Mr. Cho Kwai Yee, Kevin, Miss. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

By order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Siu Kam Chau
Executive Director

Hong Kong, this 4th day of January, 2007

* *For identification purpose only*

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 397)

GRANT OF SHARE OPTION

Subject to fulfillment of the Conditions, the Company shall grant to the Agent the Option, which is exercisable during the Option Period, to subscribe for 40,000,000 Shares at the Exercise Price of HK$0.13 per Share.

INTRODUCTION

On 16 January 2007, Hong Kong Health Check and Medical Diagnostic Centre Limited, a wholly-owned subsidiary of the Company, entered into the Service Agreement with the Agent pursuant to which the Agent is appointed for the promotion of, and referral of customers for the health check business of the Group. In return, the Agent will be entitled to an administration fee based on the turnover derived by the Group from the Agent's referred customers. The administration fee is determined after arm's length negotiation between the parties involved and with reference to the market practice.

To the best knowledge, information and belief of the Directors, the Agent and its ultimate beneficial owners are independent third parties and not a connected person of the Company within the meaning of the Listing Rules.

GRANT OF SHARE OPTION

As part of the incentive for the Agent to render the services contemplated under the Service Agreement and for nominal consideration of HK$1.00, the Company shall grant the Agent the Option, which is exercisable at any time during the period of one year commencing from the date of issue of the certificate of the Option, to subscribe for 40,000,000 Shares at the Exercise Price of HK$0.13 per Share.

The Option Shares represent: (i) approximately 2.57% of the existing issued share capital of the Company; and (ii) approximately 2.51% of the issued share capital of the Company as enlarged by the issue of the Option Shares.

The Exercise Price of HK$0.13 per Share represents:

(i) a premium of approximately 16.07% over the closing price of HK$0.112 per Share as quoted on the Stock Exchange on 16 January 2007, being the date of the Service Agreement; and

(ii) a premium of approximately 19.60% over the average closing price of HK$0.1087 per Share as quoted on the Stock Exchange over the last 10 trading days up to and including 16 January 2007.

Conditions

The grant of the Option is conditional upon the fulfillment of, among other, each of the conditions set out below within two years from the date of the Service Agreement (or such later date as the parties hereto may agree in writing):

(a) the accumulated turnover derived by the Group from the Agent's referred customers for the two years from the date of the Service Agreement reaching HK$15,000,000 or above;

(b) the Stock Exchange granting the listing of, and permission to deal in, the Option Shares having been obtained; and

(c) if necessary, the consent of the Bermuda Monetary Authority to (i) the grant of the Option; and (ii) the allotment and issue of all the Option Shares having been obtained.

The Company shall use its reasonable endeavours to procure the satisfaction of the conditions set out in (b) to (c), and the Agent shall use its best endeavours to procure the satisfaction of the condition set out in (a) by the time stated above. If any of such condition shall not be so satisfied, the Option shall lapse and be of no effect.

Subject to the fulfillment of the Conditions, the Company shall issue the certificate of the Option to the Agent on the second day after the date of fulfillment of all the Conditions and to register the Agent as the holder of the Option.

Ranking of the Option Shares

The Option Shares, when issued, will rank pari passu in all respects with all other Shares in issue at the date of issue and be entitled to all dividends and other distributions the record date of which falls on a date on or after the date of issue.

Mandate

The Option Shares will be issued pursuant to the general mandate granted to the Directors at the annual general meeting of the Company held on 31 August 2006.

Transfer

The Option and the subscription right attaching thereto are not transferable, whether in whole or in part.

Voting

The Agent will not be entitled to attend or vote at any meetings of the Company by reason only of it being the holder of the Option and will not be entitled to receive notice of any meetings of the Company.

Application for listing

The Company will apply to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in the Option Shares.

REASONS FOR THE GRANT OF THE OPTION

The Group is principally engaged in the manufacturing and sales of garment in the PRC and the Group has diversified into healthcare business by commencing establishment of a new health centre at Nathan Road, Kowloon with approximately 20,000 square feet for the provision of health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services to the public.

The grant of Option is part of the incentive offered to the Agent to promote the business of the Group. The issue of the Option Shares as an incentive will have no impact on the cashflow of the Group while the shareholder base of the Company will be enlarged. The Directors believe that the terms of the Service Agreement are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Save and except the outstanding convertible bonds issued by the Company in the aggregate principal amount of HK$104 million, the Company has no other warrants, options or other convertible securities which are still outstanding as at the date of this announcement.

SHAREHOLDING STRUCTURE OF THE COMPANY

The following table illustrates (i) the existing shareholding structure of the Company; (ii) the shareholding structure of the Company immediately following the exercise of the Option in full (assuming the Conditions are fulfilled):

	As at the date of this announcement		Immediately following the exercise of the Option in full	
Shareholder	*No. of Shares*	*%*	*No. of Shares*	*%*
Central View International Limited *(Note 1)*	100,000,000	6.42	100,000,000	6.26
The Agent	–	–	40,000,000	2.51
Public Shareholders	1,456,600,749	93.58	1,456,600,749	91.23
Total:	1,556,600,749	100.00	1,596,600,749	100.00

Note 1: Central View International Limited is a company wholly-owned by Miss Choi Ka Yee, Crystal who is an executive Director.

DEFINITIONS

Unless the context requires otherwise, the following words and phrases used in this announcement have the following meanings:

"Agent"	China Health Care Travel Service Limited, a company incorporated in the Republic of the Marshall Islands
"Board"	the board of Directors
"Company"	Hong Kong Health Check and Laboratory Holdings Company Limited, a company incorporated in Bermuda with limited liability and the issued Shares of which are listed on the Stock Exchange
"Conditions"	the conditions precedent for the grant of the Option, details of which are set out in the paragraph headed "Conditions" in this announcement

"Directors"	directors of the Company
"Exercise Price"	HK$0.13 per Share, subject to adjustments for, among other matters, subdivision or consolidation of Shares, rights issue, extraordinary stock or cash distribution, and other dilutive events
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Option"	the option to be granted by the Company to the Agent after fulfillment of the Conditions attaching with it the right to subscribe for the Option Shares at the Exercise Price
"Option Period"	the period of one year commencing from the date of issue of the certificate of the Option
"Option Shares"	40,000,000 Shares to be issued upon the exercise of the subscription rights attaching to the Options which Shares shall rank pari passu in all respects with the Shares in issue at the date of allotment of the Option Shares
"PRC"	the Peoples' Republic of China, which for the purpose of this announcement, excludes Hong Kong, Macau Special Administrative Region and Taiwan
"Service Agreement"	the service agreement entered into between the Group and the Agent dated 16 January 2007
"Share(s)"	the ordinary share(s) of HK$0.01 each in the capital of the Company
"Shareholders"	holders of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

By Order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Siu Kam Chau
Executive Director

Hong Kong, 16 January 2007

* *For identification purposes only*

As at the date of this announcement, the Board comprises five executive Directors, namely Mr. Chi Chi Hung, Kenneth, Dr. Fung Yiu Tong, Bennet, Mr. Cho Kwai Yee, Kevin, Miss Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive Directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

"Please also refer to the published version of this announcement in China Daily"

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities mentioned herein.

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

ANNOUNCEMENT

IN RESPECT OF THE CONVERTIBLE NOTES I AND THE CONVERTIBLE NOTES II

Reference is made to the Company's announcements dated 9 December 2005 and 6 March 2006 (the "Announcements"). Reference is also made to the Company's latest announcement dated 4 January 2007. The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I and the Convertible Notes II.

Reference is made to the Company's announcements dated 9 December 2005 and 6 March 2006 (the "Announcements"). Reference is also made to the Company's latest announcement dated 4 January 2007. The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I and the Convertible Notes II. Unless the context herein otherwise requires, terms used in this announcement shall have the same meanings as in the Announcements.

The Directors would like to report that no conversion of the Convertible Notes I had been made by the holders thereof up to the date of this announcement. However, the Company has received notices for the partial conversion of the Convertible Notes II issued and as a result of which the Company has issued a total of 195,121,948 Shares to 4 independent placees at a price of HK$0.041 per Conversion Share in January 2007. The Conversion Shares issued represent approximately 14.33% of the issued share capital of the Company as at the date of the latest monthly announcement.

Information regarding the total issued share capital of the Company as at 1 January 2007 and as at the date hereof are set out below:

	Issued Share Capital *HK$*	Number of Issued Shares
As at 1 January 2007	13,614,788.01	1,361,478,801
15 January 2007	1,951,219.48	195,121,948
Share issued after partial conversion of the Convertible Notes II	15,566,007.49	1,556,600,749

Note: The outstanding principal amount of the Convertible Notes I and the Convertible Notes II after conversion(s) as referred to the above is HK$60,000,000 and HK$44,000,000 respectively.

This announcement is only released through the web-site of The Stock Exchange of Hong Kong Limited and no publication in the newspapers is made.

As at the date of this announcement, the Board comprises five executive directors, namely Mr. Chi Chi Hung, Kenneth, Dr. Fung Yiu Tong, Bennet, Mr. Cho Kwai Yee, Kevin, Miss Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

By order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Siu Kam Chau
Executive Director

Hong Kong, this 16th day of January, 2007

* *For identification purpose only*

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities mentioned herein.

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

MONTHLY ANNOUNCEMENT

IN RESPECT OF THE CONVERTIBLE NOTES I AND THE CONVERTIBLE NOTES II

Reference is made to the Company's announcements dated 9 December 2005 and 6 March 2006 (the "Announcements"). Reference is also made to the Company's latest announcement dated 16 January 2007. The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I and the Convertible Notes II.

Reference is made to the Company's announcements dated 9 December 2005 and 6 March 2006 (the "Announcements"). Reference is also made to the Company's latest announcement dated 16 January 2007. The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I and the Convertible Notes II. Unless the context herein otherwise requires, terms used in this announcement shall have the same meanings as in the Announcements.

The Directors would like to report that no conversion of the Convertible Notes I had been made during January 2007. However, the Company has received notices for the partial conversion of the Convertible Notes II issued and as a result of which the Company has issued a total of 195,121,948 Shares to 4 independent placees at a price of HK$0.041 per Conversion Share in January 2007. The Conversion Shares issued represent approximately 14.33% of the issued share capital of the Company as at the date of the latest announcement dated 16 January 2007.

Information regarding the total issued share capital of the Company as at 1 January 2007 and as at 31 January 2007 are set out below:

	Issued Share Capital HK$	Number of Issued Shares
As at 1 January 2007	13,614,788.01	1,361,478,801
15 January 2007	1,951,219.48	195,121,948
Share issued after partial conversion of the Convertible Notes II	15,566,007.49	1,556,600,749
As at 31 January 2007	15,566,007.49	1,556,600,749

Note: The outstanding principal amount of the Convertible Notes I and the Convertible Notes II after conversion(s) refer to above is HK$60,000,000 and HK$44,000,000 respectively.

This announcement is only released through the web-site of The Stock Exchange of Hong Kong Limited and no publication in the newspapers is made.

As at the date of this announcement, the Board comprises five executive directors, namely Mr. Chi Chi Hung, Kenneth, Dr. Fung Yiu Tong, Bennet, Mr. Cho Kwai Yee, Kevin, Miss. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

By order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Siu Kam Chau
Executive Director

Hong Kong, this 5th day of February, 2007

* *For identification purpose only*

HK HEALTH CHECK<00397> - Suspension of Trading

At the request of Hong Kong Health Check and Laboratory Holdings Company Limited, trading in its shares has been suspended with effect from 9:39 a.m. today (13/2/2007) pending for release an announcement which is price sensitive.

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED

香港體檢及醫學診斷控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

(i) NON-EXEMPT CONTINUING CONNECTED TRANSACTION – LEASING OF PROPERTIES; AND (ii) RESUMPTION OF TRADING

LEASING OF PROPERTIES

The Board announces that HK Health Check Centre, a wholly-owned subsidiary of the Company, and Majestic Centre Limited entered into the Tenancy Agreements dated 12 February 2007, pursuant to which Majestic Centre Limited agreed to lease the Leased Properties to HK Health Check Centre for a term of not more than thirty-six (36) months from 1 April 2007 to 31 March 2010 (both days inclusive).

LISTING RULES IMPLICATIONS AND THE SGM

The landlord, Majestic Centre Limited, is a company engaged in property investment. Miss Choi Ka Yee, Crystal and her associates (as defined under the Listing Rules) are interested in 50% of Majestic Centre Limited. Given that Miss Choi Ka Yee, Crystal, who is a Director and is interested in 100,000,000 Shares, representing approximately 6.42% of the existing issued share capital of the Company, is a connected person (as defined under the Listing Rules) of the Company, the Tenancy Agreements constitute non-exempt continuing connected transactions on the part of the Company under the Listing Rules and the Tenancy Agreements (including the Caps) are subject to reporting, announcement and Independent Shareholders' approval requirements pursuant to Rule 14A.35 of the Listing Rules. Miss Choi Ka Yee, Crystal and her associates are required to abstain from voting on the resolution in respect of the Tenancy Agreements at the SGM. The Independent Board Committee will be established to advise the Independent Shareholders, and an independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the Tenancy Agreements.

A circular containing, among other things, (i) details of the Tenancy Agreements; (ii) a letter from an independent financial adviser to the Independent Board Committee containing its advice to the Independent Board Committee and the Independent Shareholders on the Tenancy Agreements; (iii) recommendation of the Independent Board Committee in respect of the Tenancy Agreements; and (iv) a notice of the SGM will be despatched to the Shareholders as soon as practicable in accordance with the Listing Rules.

RESUMPTION OF TRADING

Trading in the Shares on the Stock Exchange was suspended with effect from 9:39 a.m. on Tuesday, 13 February 2007 at the request of the Company pending the publication of this announcement. An application has been made to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on Wednesday, 14 February 2007.

LEASING OF PROPERTIES

The Board announces that HK Health Check Centre, a wholly-owned subsidiary of the Company, and Majestic Centre Limited entered into the Tenancy Agreements dated 12 February 2007, pursuant to which Majestic Centre Limited agreed to lease the Leased Properties to HK Health Check Centre for a term of not more than thirty-six (36) months from 1 April 2007 to 31 March 2010 (both days inclusive).

Principal terms of the Tenancy Agreements

Date : 12 February 2007

Parties : Majestic Centre Limited (大華中心有限公司) (as landlord)
HK Health Check Centre (as tenant)

Leased Properties :

(i) The lower ground floor 1 of Majestic Centre, 348 Nathan Road, Kowloon, Hong Kong with a gross area of approximately 17,500 sq. ft. (including Portion I, Portion II and Portion III)

(ii) The upper ground floor of Majestic Centre, 348 Nathan Road, Kowloon, Hong Kong with a gross area of approximately 8,100 sq. ft.

Rental and Terms : *The lower ground floor 1*

Portion I – HK$176,676.77 per month (inclusive of management fee, air-conditioning charges, promotion levy and rates but exclusive of additional air-conditioning charges and other outgoings) payable in advance on the 1st day of each calendar month without any deductions for the period of thirty-six (36) months from 1st April 2007 to 31st March 2010 (both days inclusive).

Portion II – HK$176,676.77 per month (inclusive of management fee, air-conditioning charges, promotion levy and rates but exclusive of additional air-conditioning charges and other outgoings) payable in advance on the 1st day of each calendar month without any deductions for the period of thirty-three (33) months from 1st July 2007 to 31st March 2010 (both days inclusive).

Portion III – HK$176,646.46 per month (inclusive of management fee, air-conditioning charges, promotion levy and rates but exclusive of additional air-conditioning charges and other outgoings) payable in advance on the 1st day of each calendar month without any deductions for the period of thirty (30) months from 1st October 2007 to 31st March 2010 (both days inclusive).

Note: No rent will be charged for a period of three (3) months for each of Portion I, Portion II and Portion III. During such rent free period, HK Health Check Centre shall pay the rates, government rent, air-conditioning charges, management fee and promotion levy and all other outgoings in the premises at a total amount of HK$53,062.44 per month in respect of each Portion I and Portion II, and HK$53,053.33 per month in respect of Portion III.

The upper ground floor

HK$230,000 per month (inclusive of management fee, air-conditioning charges, promotion levy and rates but exclusive of additional air-conditioning charges and other outgoings) payable in advance on the 1st day of each calendar month without any deductions for the period of thirty-six (36) months from 1st April 2007 to 31st March 2010 (both days inclusive).

Note: No rent will be charged for the period of two (2) months for upper ground floor. During such rent free period, HK Health Check Centre shall pay the rates, government rent, air-conditioning charges, management fee and promotion levy and all other outgoings in respect of the premises at a total amount of HK$60,000 per month.

The rent was determined after taking into account the rental price of the properties in the vicinity to the Leased Properties.

Condition

The Tenancy Agreements are conditional upon the passing by the Independent Shareholders at the SGM by way of poll of an ordinary resolution approving the Tenancy Agreements on or before the commencement of the terms of the Tenancy Agreements (i.e. 1 April 2007).

Maximum aggregate annual value for the Lease

The annual amount payable by the Group to Majestic Centre Limited under the Tenancy Agreements for each of the three financial years ending 31 March 2010 will be approximately HK$6,078,000, HK$9,120,000 and HK$9,120,000 respectively. The Caps are subject to Independent Shareholders' vote at the SGM.

Reasons for the Lease

The Group has commenced establishment of a one-stop day-time body health check centre for the provision of the health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services in Hong Kong last year. Given that the Group intends to establish health check centre, in which there are technology-advanced medical equipment such as various diagnostic imaging systems and blood/disease testing equipments, the Directors consider that the Leased Properties, being situated at a location with high density of population, are suitable places for running such centre.

To facilitate the development of the new centre, the Leased Properties will be used for setting up a gastrointestinal endoscopy investigation centre and prenatal diagnostic centre to integrate such health centre.

The terms of the Tenancy Agreements were determined after arm's length negotiations with reference to the current rental price of the properties in the vicinity to the Leased Properties between the tenant and the landlord. The Directors (including the independent non-executive Directors) consider that the terms of the Tenancy Agreements are fair and reasonable and in the interest of the Company and the Shareholders as a whole.

Listing Rules implications and the SGM

The landlord, Majestic Centre Limited, is a company engaged in property investment. Miss Choi Ka Yee, Crystal and her associates (as defined under the Listing Rules) are interested in 50% of Majestic Centre Limited. Given that Miss Choi Ka Yee, Crystal, who is a Director and is interested in 100,000,000 Shares, representing approximately 6.42% of the existing issued share capital of the Company, is a connected person (as defined under the Listing Rules) of the Company, the Tenancy Agreements constitute a non-exempt continuing connected transaction on the part of the Company under the Listing Rules, which are continuous in nature and were entered into in the ordinary course of business of the Group, and is subject to reporting, announcement and Independent Shareholders' approval requirements pursuant to Rule 14A.35 of the Listing Rules. Therefore, the Tenancy Agreements and the Caps are subject to approval by the Independent Shareholders at the SGM where any Shareholder with a material interest in the Tenancy Agreements will be required to abstain from voting on the resolution in respect of the Tenancy Agreements and the transactions contemplated thereunder. Miss Choi Ka Yee, Crystal and her associates are required to abstain from voting on such resolution at the SGM. The Independent Board Committee will be established to advise the Independent Shareholders, and an independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the Tenancy Agreements.

A circular containing, among other things, (i) details of the Tenancy Agreements; (ii) a letter from an independent financial adviser to the Independent Board Committee containing its advice to the Independent Board Committee and the Independent Shareholders on the Tenancy Agreements; (iii) recommendation of the Independent Board Committee in respect of the Tenancy Agreements; and (iv) a notice of the SGM will be despatched to the Shareholders as soon as practicable in accordance with the Listing Rules.

RESUMPTION OF TRADING

Trading in the Shares on the Stock Exchange was suspended with effect from 9:39 a.m. on Tuesday, 13 February 2007 at the request of the Company pending the publication of this announcement. An application has been made to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on Wednesday, 14 February 2007.

GENERAL

As at the date of this announcement, the Board comprises five executive Directors, namely Mr. Chi Chi Hung, Kenneth, Dr. Fung Yiu Tong, Bennet, Mr. Cho Kwai Yee, Kevin, Miss Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive Directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"associates"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"Caps"	the annual amount payable by the Group to Majestic Centre Limited under the Tenancy Agreements for each of the three financial years ending 31 March 2010, being HK$6,078,000, HK$9,120,000 and HK$9,120,000 respectively
"Company"	Hong Kong Health Check and Laboratory Holdings Company Limited, a company incorporated in Bermuda with limited liability and the issued Shares of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"HK Health Check Centre"	Hong Kong Health Check and Medical Diagnostic Centre Limited, a company incorporated in Hong Kong with limited liability, which is an indirect wholly owned subsidiary of the Company and the tenant of the Tenancy Agreements
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	an independent committee of the Board, comprising three independent non-executive Directors, namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man
"Independent Shareholders"	Shareholders who are not interested or involved in the Tenancy Agreements
"Lease"	the leasing of the Leased Properties under the terms of the Tenancy Agreements
"Leased Properties"	the lower ground floor 1 and the upper ground floor of Majestic Centre, 348 Nathan Road, Kowloon, Hong Kong with a gross area of approximately 17,500 sq. ft. and approximately 8,100 sq. ft. respectively
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China which for the purpose of this announcement, excludes Hong Kong, Macau Special Administrative Region and Taiwan

"SGM"	the special general meeting of the Company to be held for the purpose of approving the Tenancy Agreements and the Caps
"Share(s)"	share(s) of a par value of HK$0.01 in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Tenancy Agreements"	the two conditional tenancy agreements dated 12 February 2007 entered into between Hong Kong Health Check Centre and Majestic Centre Limited regarding the Lease
"sq. ft."	square feet
"%"	per cent.

By order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Siu Kam Chau
Executive Director

Hong Kong, 13 February 2007

* *For identification purpose only*

"Please also refer to the published version of this announcement in China Daily"

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED

香港體檢及醫學診斷控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

ANNOUNCEMENT

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

The board of the directors of the Company is pleased to announce that the deemed interest of Town Health International in the Company had fallen below 50% as a result of the issue of HK$40,000,000 tranche one Convertible Notes II upon full conversion, representing 975,609,756 Shares on 3 October 2006, the financial results of the Company is not necessary to consolidate to the financial statements of Town Health International according to the Hong Kong Accounting Standard. In connection with this, the Company is now no longer obligated to disclose quarterly financial information in line with Town Health International's quarterly report pursuant to Rule13.09 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"). Therefore, save for the preliminary announcements of results of annual reports and interim report of the Company as required pursuant to the Appendix16 of the Listing Rules, no quarterly report will then be issued.

This announcement is made by the order of the board of the Company, the Directors of which individually and jointly accept responsibility for the accuracy of this statement.

Shareholders and potential investors are advised to exercise caution when dealing in shares of the Company.

This announcement is made pursuant to Rule 13.09 of the Listing Rules. Reference is also made to the announcement of the Company dated 20 December 2005.

On 9 December 2005, Hong Kong Health Check and Laboratory Holdings Limited (the "Company") issued and Top Act Group Limited, an indirect wholly owned subsidiary of Town Health International Holdings Company Limited ("Town Health International"), subscribed for convertible notes of the Company at a cost of HK$60 million. Upon full exercise, the notes will be converted into shares of the Company, representing 55.79% of the share capital of the Company as at 9 December 2005 as enlarged by the new shares falling to be issued upon full exercise of such notes. In compliance with the Hong Kong Accounting Standard, the Company was deemed to be a subsidiary of Town Health International and was required to be consolidated into the financial statements of Town Health International and therefore the Company had released financial results of the Company in line with Town Health International's quarterly report in which the quarterly interim financial results of the Company were incorporated.

Given that the deemed interest of Town Health International in the Company had fallen below 50% as a result of the issue of HK$40,000,000 tranche one Convertible Notes II upon full conversion, representing 975,609,756 Shares on 3 October 2006, the financial results of the Company is not necessary to consolidate to the financial statements of Town Health International according to the Hong Kong Accounting Standard. In this connection, the Company is now no longer obligated to disclose quarterly financial information in line with Town Health International's quarterly report pursuant to Rule13.09 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"). Therefore, save for the preliminary announcements of results of annual reports and interim report of the Company as required pursuant to the Appendix16 of the Listing Rules, no quarterly report will then be issued.

This announcement is made by the order of the board of the Company, the Directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this announcement, the Board comprises five executive directors, namely Mr. Chi Chi Hung, Kenneth, Dr. Fung Yiu Tong, Bennet, Mr. Cho Kwai Yee, Kevin, Miss. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

By order of the board of directors of
HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
Siu Kam Chau
Executive Director

Hong Kong, 13 February 2007

** For identification purpose only.*

"Please also refer to the published version of this announcement in China Daily"

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities mentioned herein.

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

ANNOUNCEMENT

IN RESPECT OF THE CONVERTIBLE NOTES I AND THE CONVERTIBLE NOTES II

Reference is made to the Company's announcements dated 9 December 2005 and 6 March 2006 (the "Announcements"). Reference is also made to the Company's latest announcement dated 5 February 2007. The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I and the Convertible Notes II.

Reference is made to the Company's announcements dated 9 December 2005 and 6 March 2006 (the "Announcements"). Reference is also made to the Company's latest announcement dated 5 February 2007. The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I and the Convertible Notes II. Unless the context herein otherwise requires, terms used in this announcement shall have the same meanings as in the Announcements.

The Directors would like to report that no conversion of the Convertible Notes I had been made by the holders thereof up to the date of this announcement. However, the Company has received notices for the partial conversion of the Convertible Notes II issued and as a result of which the Company has issued a total of 243,902,435 Shares to 5 independent placees at a price of HK$0.041 per Conversion Share in February 2007. The Conversion Shares issued represent approximately 15.67% of the issued share capital of the Company as at the date of the latest monthly announcement.

Information regarding the total issued share capital of the Company as at 1 February 2007 and as at the date hereof are set out below:

	Issued Share Capital *HK$*	Number of Issued Shares
As at 1 February 2007	15,566,007.49	1,556,600,749
15 February 2007 Share issued after partial conversion of the Convertible Notes II	2,439,024.35	243,902,435
	18,005,031.84	1,800,503,184

Note: The outstanding principal amount of the Convertible Notes I and the Convertible Notes II after conversion(s) refer to above is HK$60,000,000 and HK$34,000,000 respectively.

This announcement is only released through the web-site of The Stock Exchange of Hong Kong Limited and no publication in the newspapers is made.

As at the date of this announcement, the Board comprises five executive directors, namely Mr. Chi Chi Hung, Kenneth, Dr. Fung Yiu Tong, Bennet, Mr. Cho Kwai Yee, Kevin, Miss. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

By order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Siu Kam Chau
Executive Director

Hong Kong, this 22nd day of February, 2007

* *For identification purpose only*

HK HEALTH CHECK<00397> - Suspension of Trading

At the request of Hong Kong Health Check and Laboratory Holdings Company Limited (the "Company"), trading in its shares will be suspended with effect from 2:30 p.m. today (1/3/2007) pending the release of an announcement relating to a price sensitive information of the Company.

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 397)

ANNOUNCEMENT AND RESUMPTION OF TRADING

The Company is now negotiating an agreement for the Possible Acquisition.

The Possible Acquisition may or may not proceed. Shareholders and investors of the Company should exercise caution when dealing in the Shares.

At the request of the Company, trading in the Shares was suspended with effect from 2:30 p.m. on 1 March 2007 pending the release of this announcement. Application has been made by the Company for the resumption of trading in the Shares with effect from 9:30 a.m. on 2 March 2007.

This statement is made at the request of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The board (the "Board") of directors of Hong Kong Health Check and Laboratory Holdings Company Limited (the "Company") has noted the increases in the price and volume of the shares (the "Shares") of the Company on 1 March 2007 and wish to state that save as disclosed below, it is not aware of any reasons for such increases.

The Company is now negotiating an agreement with an independent third party not connected with the Company and its connected persons (as defined in the Rules (the "Listing Rules") Governing the Listing of Securities on the Stock Exchange) for the possible acquisition (the "Possible Acquisition") of some equity interests in a medical group of companies. The Possible Acquisition, if materialised, will constitute a notifiable transaction on the part of the Company under Chapter 14 of the Listing Rules.

However, the Board would like to emphasise that the Possible Acquisition may or may not proceed. Shareholders and investors of the Company should exercise caution when dealing in the Shares.

The Board also confirms that save for the Possible Acquisition, there are no negotiations or agreements relating intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

At the request of the Company, trading in the Shares was suspended with effect from 2:30 p.m. on 1 March 2007 pending the release of this announcement. Application has been made by the Company for the resumption of trading in the Shares with effect from 9:30 a.m. on 2 March 2007.

Made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board
Hong Kong Health Check and Laboratory
Holdings Company Limited
Siu Kam Chau
Executive Director

Hong Kong, 1 March 2007

* *For identification purposes only*

As at the date of this announcement, the Board comprises five executive Directors, namely Mr. Chi Chi Hung, Kenneth, Mr. Cho Kwai Yee, Kevin, Miss. Choi Ka Yee, Crystal, Mr. Siu Kam Chau and Dr. Fung Yiu Tong, Bennet and three independent non-executive Directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

Please also refer to the published version of this announcement in China Daily.

(99959)

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 397)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the special general meeting (the "**Meeting**") of Hong Kong Health Check and Laboratory Holdings Company Limited (the "**Company**") will be held at Shop No. 3, Level 3, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong at 9:00 a.m. on Monday, 26 March 2007 for the purpose of considering and, if thought fit, passing the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"THAT

(a) the two conditional tenancy agreements dated 12 February 2007 (the "**Tenancy Agreements**") and entered into between Hong Kong Health Check and Medical Diagnostic Centre Limited, an indirect wholly-owned subsidiary of the Company and Majestic Centre Limited, pursuant to which Majestic Centre Limited has agreed to lease the property situated at the lower ground floor 1 and the upper ground floor of Majestic Centre, 348 Nathan Road, Kowloon, Hong Kong to Hong Kong Health Check and Medical Diagnostic Centre Limited for a term of not more than thirty-six (36) months commencing from 1 April 2007 to 31 March 2010 (both days inclusive), copies of the Tenancy Agreements have been produced to the Meeting marked "A" and signed by the chairman of the Meeting for the purpose of identification, and the transactions contemplated under the Tenancy Agreements be and are hereby approved, confirmed and ratified;

(b) the annual amount (the "**Caps**") of HK$6,078,000, HK$9,120,000 and HK$9,120,000 respectively payable under the Tenancy Agreements for each of the three financial years ending 31 March 2010 be and are hereby approved; and

(c) the directors of the Company be and are hereby authorised to do all other acts and things and execute all documents which they consider necessary or expedient for the implementation of and giving effect to, the Tenancy Agreements and the transactions contemplated thereunder."

By Order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Chi Chi Hung, Kenneth
Chairman

Hong Kong, 5 March 2007

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal place of business in Hong Kong:
Shop 2B and 2C, Level 1
Hilton Plaza Commercial Centre
3-9 Shatin Centre Street
Shatin, New Territories
Hong Kong

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxy to attend and, subject to the provisions of the Bye-Laws of the Company, to vote on his behalf. A proxy need not be a member of the Company but must be present in person at the Meeting to represent the member. If more than one proxy is so appointed, the appointment shall specify the number and class of shares in respect of which each such proxy is so appointed.

2. In order to be valid, the form of proxy must be duly completed and signed in accordance with the instructions printed thereon and deposited together with a power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power or authority, at the Company's branch share registrar in Hong Kong, Tengis Limited, at 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the Meeting or any adjournment thereof, should he so wish.

3. In the case of joint holders of shares, any one of such holders may vote at the Meeting, either personally or by proxy, in respect of such share as if he was solely entitled thereto, but if more than one of such joint holder are present at the Meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

* *for identification purposes only*

"Please also refer to the published version of this announcement in China Daily"

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hong Kong Health Check and Laboratory Holdings Company Limited (香港體檢及醫學診斷控股有限公司*), you should at once hand this circular and the enclosed form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED

香港體檢及醫學診斷控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

NON-EXEMPT CONTINUING CONNECTED TRANSACTION – LEASING OF PROPERTIES

Financial adviser to Hong Kong Health Check and Laboratory Holdings Company Limited

KINGSTON CORPORATE FINANCE LIMITED

Independent financial adviser to the Independent Board Committee and the Independent Shareholders of Hong Kong Health Check and Laboratory Holdings Company Limited

Nuada Limited

A notice convening a special general meeting of Hong Kong Health Check and Laboratory Holdings Company Limited to be held at Shop No. 3, Level 3, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong at 9:00 a.m. on Monday, 26 March 2007 is set out on pages 22 to 23 of this circular. A form of proxy for use at the special general meeting is also enclosed. Such form of proxy is also published on the website of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk).

Whether or not you are able to attend the meeting, please complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the Company's branch share registrar in Hong Kong, Tengis Limited, at 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting if they so wish.

* *for identification purposes only*

5 March 2007

CONTENTS

In this circular, the following expressions have the meanings set out below unless the context requires otherwise:

"Announcement"	the announcement dated 13 February 2007 made by the Company containing, amongst other things, the details of the Tenancy Agreements
"associates"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"Caps"	the annual amount payable by the Group to Majestic Centre Limited under the Tenancy Agreements for each of the three financial years ending 31 March 2010, being HK$6,078,000, HK$9,120,000 and HK$9,120,000 respectively
"Company"	Hong Kong Health Check and Laboratory Holdings Company Limited, a company incorporated in Bermuda with limited liability and the issued Shares of which are listed on the Stock Exchange
"connected person"	has the meaning ascribed thereto in the Listing Rules
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"HK Health Check Centre"	Hong Kong Health Check and Medical Diagnostic Centre Limited, a company incorporated in Hong Kong with limited liability, which is an indirect wholly owned subsidiary of the Company and the tenant of the Tenancy Agreements
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	an independent committee of the Board, comprising three independent non-executive Directors, namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man
"Independent Shareholders"	in respect of the Tenancy Agreements, the Shareholders other than Miss Choi Ka Yee, Crystal and her associates who are required to abstain from voting at the SGM under the Listing Rules

"Latest Practicable Date"	2 March 2007, being the latest practicable date for ascertaining certain information contained in this circular
"Lease"	the leasing of the Leased Properties under the terms of the Tenancy Agreements
"Leased Properties"	the lower ground floor 1 and the upper ground floor of Majestic Centre, 348 Nathan Road, Kowloon, Hong Kong with a gross area of approximately 17,500 sq.ft. and approximately 8,100 sq.ft. respectively
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Nuada"	Nuada Limited, a licensed corporation permitted to carry on business in type 6 (advisory on corporate finance) regulated activity under SFO
"PRC"	the People's Republic of China which, for the purpose of this circular, excludes Hong Kong, Macau Special Administrative Region and Taiwan
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"SGM"	the special general meeting of the Company to be held for the purpose of approving the Tenancy Agreements and the Caps
"Share(s)"	share(s) of a par value of HK$0.01 in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Tenancy Agreements"	the two conditional tenancy agreements dated 12 February 2007 entered into between HK Health Check Centre and Majestic Centre Limited regarding the Lease
"sq.ft."	square feet
"%"	per cent.

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*
(Incorporated in Bermuda with limited liability)
(Stock Code: 397)

Executive Directors:
Mr. Chi Chi Hung, Kenneth *(Chairman)*
Dr. Fung Yiu Tong, Bennet
Mr. Cho Kwai Yee, Kevin
Miss Choi Ka Yee, Crystal
Mr. Siu Kam Chau

Independent non-executive Directors:
Mr. Chan Chi Yuen
Mr. Chik Chi Man
Mr. Lo Chun Nga

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal place of business in Hong Kong:
Shop 2B and 2C, Level 1
Hilton Plaza Commercial Centre
3-9 Shatin Centre Street
Shatin, New Territories
Hong Kong

5 March 2007

To the Shareholders

Dear Sir or Madam,

NON-EXEMPT CONTINUING CONNECTED TRANSACTION – LEASING OF PROPERTIES

INTRODUCTION

On 13 February 2007, the Board announced that HK Health Check Centre, a wholly-owned subsidiary of the Company, and Majestic Centre Limited entered into the conditional tenancy agreement dated 12 February 2007 pursuant to which Majestic Centre Limited agreed to lease out the Leased Properties to HK Health Check Centre for a term of not more than thirty-six (36) months from 1 April 2007 to 31 March 2010 (both days inclusive).

The purpose of this circular is to provide the Shareholders with information on the Tenancy Agreements, in respect of which the resolution will be proposed at the SGM.

* *for identification purposes only*

In addition, this circular also contains, among other things, (i) recommendation of the Independent Board Committee in respect of the Tenancy Agreements; (ii) a letter from Nuada, the independent financial adviser to the Independent Board Committee, containing its advice to the Independent Board Committee and the Independent Shareholders in connection with the Tenancy Agreements; (iii) general information of the Group; and (iv) a notice of the SGM at which the above-mentioned resolution will be proposed.

PRINCIPAL TERMS OF THE TENANCY AGREEMENTS

Date	:	12 February 2007
Parties	:	Majestic Centre Limited (大華中心有限公司) (as landlord) 50% interest is owned by Miss Choi Ka Yee, Crystal (an executive Director of the Company) and her associates (as defined in the Listing Rules) and the remaining 50% interest is owned by Lai Sun Development Company Limited, which is a public company listed on the Main Board of the Stock Exchange HK Health Check Centre (as tenant)
Leased Properties	:	(i) The lower ground floor I of Majestic Centre, 348 Nathan Road, Kowloon, Hong Kong with a gross area of approximately 17,500 sq.ft. (including Portion I, Portion II and Portion III) (ii) The upper ground floor of Majestic Centre, 348 Nathan Road, Kowloon, Hong Kong with a gross area of approximately 8,100 sq.ft.
Rental and Terms	:	*The lower ground floor I* Portion I – HK$176,676.77 per month (inclusive of management fee, air-conditioning charges, promotion levy and rates but exclusive of additional air-conditioning charges and other outgoings) payable in advance by cash on the 1st day of each calendar month without any deductions for the period of thirty-six (36) months from 1 April 2007 to 31 March 2010 (both days inclusive).

Portion II – HK$176,676.77 per month (inclusive of management fee, air-conditioning charges, promotion levy and rates but exclusive of additional air-conditioning charges and other outgoings) payable in advance by cash on the 1st day of each calendar month without any deductions for the period of thirty-three (33) months from 1 July 2007 to 31 March 2010 (both days inclusive).

Portion III – HK$176,646.46 per month (inclusive of management fee, air-conditioning charges, promotion levy and rates but exclusive of additional air-conditioning charges and other outgoings) payable in advance by cash on the 1st day of each calendar month without any deductions for the period of thirty (30) months from 1 October 2007 to 31 March 2010 (both days inclusive).

Note: No rent will be charged for a period of three (3) months for each of Portion I, Portion II and Portion III. During such rent free period, HK Health Check Centre shall pay the rates, government rent, air-conditioning charges, management fee and promotion levy and all other outgoings in the premises at a total amount of HK$53,062.44 per month in respect of each Portion I and Portion II, and HK$53,053.33 per month in respect of Portion III.

The upper ground floor

HK$230,000 per month (inclusive of management fee, air-conditioning charges, promotion levy and rates but exclusive of additional air-conditioning charges and other outgoings) payable in advance by cash on the 1st day of each calendar month without any deductions for the period of thirty-six (36) months from 1 April 2007 to 31 March 2010 (both days inclusive).

Note: No rent will be charged for the period of two (2) months for upper ground floor. During such rent free period, HK Health Check Centre shall pay the rates, government rent, air-conditioning charges, management fee and promotion levy and all other outgoings in respect of the premises at a total amount of HK$60,000 per month.

The rent was determined after taking into account the rental price of the properties in the vicinity to the Leased Properties.

Conditions

The Tenancy Agreements are conditional upon the passing by the Independent Shareholders at the SGM by way of poll of an ordinary resolution approving the Tenancy Agreements on or before the commencement of the term of the Tenancy Agreements (i.e. 1 April 2007).

Maximum aggregate annual value for the Lease

The annual amount payable by the Group to Majestic Centre Limited under the Tenancy Agreements for each of the three financial years ending 31 March 2010 will be approximately HK$6,078,000, HK$9,120,000 and HK$9,120,000 respectively. The Caps are subject to Independent Shareholders' vote at the SGM.

REASONS FOR AND BENEFIT OF THE LEASING OF THE LEASED PROPERTIES

The Group has commenced establishment of a one-stop day-time body health check centre for the provision of the health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services in Hong Kong last year. Given that the Group intends to establish health check centre, in which there are technology-advanced medical equipment such as various diagnostic imaging systems and blood/disease testing equipments, the Directors consider that the Leased Properties, being situated at a location with high density of population, are suitable places for running such centre.

To facilitate the development of the new centre, the Leased Properties will be used for setting up a gastrointestinal endoscopy investigation centre and prenatal diagnostic centre to integrate such health centre.

The terms of the Tenancy Agreements were determined after arm's length negotiations with reference to the current rental price of the properties in the vicinity to the Leased Properties between the Group and the landlord. The Directors (including the independent non-executive Directors) consider that the terms of the Tenancy Agreements are fair and reasonable and in the interest of the Company and the Shareholders as a whole.

FINANCIAL AND FUTURE PROSPECTS

The financial position of the Company has been strengthened in all aspects by issuing the convertible notes of the Company during the year ended 31 March 2006.

A new health centre for the provision of health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services has commenced its business since late 2006. The new health centre is located at basement 2, of Majestic Centre, 348 Nathan Road, Kowloon, Hong Kong. It is expected that the new health centre will further strengthen the new principal business of the Company in Hong Kong.

In view of the increase in public awareness of the importance of health and the average of the people's life expectancy in Hong Kong, the Board is optimistic on the Group's future growth prospects in health care business. The Board expects that the establishment of health check centre will be able to generate satisfactory returns to the Group in a long run.

LISTING RULES IMPLICATIONS AND THE SGM

To the best information of the Directors, the landlord, Majestic Centre Limited, is a company engaged in property investment. Miss Choi Ka Yee, Crystal and her associates are interested in 50% of Majestic Centre Limited. Given that Miss Choi Ka Yee, Crystal, who is a Director and is interested in 100,000,000 Shares, representing approximately 4.78% of the existing issued share capital of the Company, is a connected person of the Company, the Tenancy Agreements constitute a non-exempt continuing connected transaction on the part of the Company under the Listing Rules, which are continuous in nature and were entered into in the ordinary course of business of the Group, and is subject to reporting, announcement and Independent Shareholders' approval requirements pursuant to Rule 14A.35 of the Listing Rules. Therefore, the Tenancy Agreements and the Caps are subject to approval by the Independent Shareholders at the SGM where any Shareholder with a material interest in the Tenancy Agreements will be required to abstain from voting on the resolution in respect of the Tenancy Agreements and the transactions contemplated thereunder. Miss Choi Ka Yee, Crystal and her associates are required to abstain from voting on such resolution at the SGM. The Independent Board Committee will be established to advise the Independent Shareholders, and an independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the Tenancy Agreements.

POLL PROCEDURE

According to bye-law 70 of the Bye-laws, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(a) by the chairman of the meeting; or

(b) by at least three Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) by any Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(d) by any Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and holding Shares in the Company conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

RECOMMENDATION

The Independent Board Committee has been set up to consider the terms of the Tenancy Agreements and the transactions contemplated thereunder. Nuada has been appointed to advise the Independent Board Committee and the Independent Shareholders regarding the terms of the Tenancy Agreements and the transactions contemplated thereunder.

Nuada considers the Lease is in the interests of the Company and the Shareholders as a whole and the terms and conditions of the Tenancy Agreements are fair and reasonable insofar as the Independent Shareholders are concerned. The text of the letter of advice from Nuada containing its advice and the principal factors and reasons it has taken into consideration in arriving at its advice are set out from pages 10 to 14 of this circular.

The Independent Board Committee, having taken into account the advice of Nuada, considers that the terms of the Tenancy Agreements and the transactions contemplated thereunder and the Caps are fair and reasonable insofar as the Independent Shareholders are concerned. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the SGM to approve the Tenancy Agreements and the transactions contemplated thereunder including the Caps. The text of the letter from the Independent Board Committee is set out at page 9 of this circular.

The Directors consider that the entering into of the Tenancy Agreements are on normal commercial terms and in the ordinary and usual course of business, and the terms of which are fair and reasonable so far as the Company and the Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole.

GENERAL INFORMATION

Your attention is also drawn to the additional information set out in the Appendix to this circular.

Yours faithfully
By Order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Chi Chi Hung, Kenneth
Chairman

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 397)

5 March 2007

To the Independent Shareholders

Dear Sir or Madam,

We have been appointed as the Independent Board Committee to advise you in connection with the terms of the Tenancy Agreements, the transactions contemplated thereunder and the Caps. Details of which are set out in the letter from the Board contained in the circular to the Shareholders dated 5 March 2007 (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

Having considered the terms of the Tenancy Agreements, the transactions contemplated thereunder and the Caps and the advice of Nuada in relation thereto as set out from pages 10 to 14 of the Circular, we are of the view that the Tenancy Agreements, the terms thereof, the transactions contemplated thereunder and the Caps, viewed as a whole, are fair and reasonable and are in the interest of the Company and the Independent Shareholders as a whole.

Accordingly, we recommend the Independent Shareholders to vote in favour of the resolution to be proposed at the SGM to approve the Tenancy Agreements and the transactions contemplated thereunder including the Caps.

Yours faithfully,
For and on behalf of the Independent Board Committee

Mr. Chan Chi Yuen	**Mr. Chik Chi Man**	**Mr. Lo Chun Nga**
Independent non-executive Director	*Independent non-executive Director*	*Independent non-executive Director*

* *for identification purposes only*

The following is the text of a letter of advice from Nuada Limited in connection with the terms of the Tenancy Agreements (including the Caps) which has been prepared for inclusion in this circular.

Nuada Limited

7th Floor, New York House
60 Connaught Road Central
Hong Kong

5 March 2007

To the Independent Board Committee and
the Independent Shareholders of
Hong Kong Health Check and Laboratory Holdings Company Limited

Dear Sirs,

NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS – LEASING OF PROPERIES

INTRODUCTION

We refer to our appointment as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Tenancy Agreements (including the Caps), details of which have been set out in letter from the board (the "Letter") in the circular to the Shareholders dated 5 March 2007 (the "Circular"), of which this letter forms part. Unless otherwise stated, terms used in this letter have the same meanings as those defined in the Circular.

On 12 February 2007, HK Health Check Centre, a wholly-owned subsidiary of the Company, and Majestic Centre Limited entered into the Tenancy Agreements pursuant to which Majestic Centre Limited, as landlord, agreed to lease out the Leased Properties to HK Health Check Centre for a term of not more than thirty-six (36) months from 1 April 2007 to 31 March 2010 (both days inclusive).

Majestic Centre Limited is a company engaged in property investment. Miss Choi Ka Yee, Crystal and her associates (as defined under the Listing Rules) are interested in 50% in Majestic Centre Limited. Given that (i) Miss Choi Ka Yee, Crystal, who is a Director and interested in 100,000,000 Shares, representing approximately 4.78% of the existing issued share capital of the Company, is a connected person (as defined under the Listing Rules) of the Company, the Tenancy Agreements constitutes non-exempt continuing connected transactions on the part of the Company under the Listing Rules, and the Tenancy Agreements (including the Caps) are subject to reporting, announcement and Independent Shareholders' approval requirements pursuant to Rule 14A.35 of the Listing Rules. Miss Choi Ka Yee, Crystal and her associates are required to abstain from voting on the resolution(s) in respect of the Tenancy Agreements at the SGM.

The Independent Board Committee has been formed to advise the Independent Shareholders in relation to the Tenancy Agreements and whether the Independent Shareholders should vote in favour of the Tenancy Agreements (including the Caps). We have been appointed to advise the Independent Board Committee and the Independent Shareholders as to whether the Tenancy Agreements are on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the Company and its Shareholders as a whole and whether the Independent Shareholders should vote in favour of the Tenancy Agreements (including the Caps).

In formulating our opinion, we have relied on the statements, information, opinions and representations contained in the Circular and the information and representations provided to us by the Company and the Directors. We have no reason to believe that any information and representations relied on by us in forming our opinion is untrue, inaccurate or misleading, nor are we aware of any material facts the omission of which would render the information provided and the representations made to us untrue, inaccurate or misleading. We have assumed that all information, representations and opinions contained or referred to in the Circular, which have been provided by the Company and the Directors and for which they are solely and wholly responsible, were true and accurate at the time they were made and continue to be so at the date hereof. We have also assumed the accuracy and truthfulness of the market information available to us regarding the rental of certain properties for commercial use referred to by us.

The Directors collectively and severally accept full responsibility for the accuracy of the information contained in the Circular. The Directors have confirmed, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in the Circular have been arrived at after due and careful consideration and there are no other facts or representations the omission of which would make any statement in the Circular, including this letter, misleading. We consider that we have reviewed sufficient information to reach an informed view, to justify our reliance on the accuracy of the information contained in the Circular and to form a reasonable basis for our opinion. We have not, however, conducted any independent verification of the information provided and referred to by us, nor have we carried out any in-depth investigation into the business, affairs and prospects of the Group and Majestic Centre Limited or the markets in which they respectively operate.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion regarding the Tenancy Agreements (including the Caps), we have taken into consideration the following principal factors:

Background of and reasons for entering into the Tenancy Agreements

The Group is principally engaged in the manufacturing and sales of garment in the PRC and the Group has diversified into healthcare business by commencing establishment of a one-stop day time health check centre for the provision of the health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services in Hong Kong last year.

The Leased Properties are situated at (i) the lower ground floor 1 of Majestic Centre, 348 Nathan Road, Kowloon, Hong Kong with a gross area of approximately 17,500 sq. ft. (including Portion I, Portion II and Portion III) (the "Lower Ground Floor"); and (ii) the upper ground floor of Majestic Centre, 348 Nathan Road, Kowloon, Hong Kong with a gross area of approximately 8,100 sq. ft. (the "Upper Ground Floor").

Given that the Group intends to establish health check centre, in which there are technology-advanced medical equipment such as various diagnostic imaging systems and blood/disease testing equipments, the Directors consider that the Leased Properties, being situated at a location with high density of population, are suitable places for running such centre. To facilitate the development of new centre, the Leased Properties will be used for setting up a gastrointestinal endoscopy investigation centre and prenatal diagnostic centre to integrate such health centre.

According to the interim report 2006 of the Company, the management of the Company had decided to refine the Group's business from garment industry to health care and medical industry and will continue to strengthen the network in Hong Kong through setting up satellite diagnostic centres. Given the Group's business venture into the healthcare sector and intention to broaden its business network, we consider that the entering into of the Tenancy Agreements is in the ordinary and usual course of business of the Group.

Key terms of the Tenancy Agreements and the Caps

Pursuant to the Tenancy Agreements, Majestic Centre Limited agreed to lease out the Leased Properties to HK Health Check Centre for a term of not more than thirty-six (36) from 1 April 2007 to 31 March 2010 (both days inclusive). The total monthly rental for the Lower Ground Floor of approximately 17,500 sq. ft. is HK$530,000 (inclusive of management fee, air-conditioning charges, promotion levy and rates but exclusive of additional air-conditioning charges and other outgoings), i.e. approximately HK$30.3 per sq. ft.. The total monthly rental for the Upper Ground Floor of approximately 8,100 sq. ft. is HK$230,000 (inclusive of management fee, air-conditioning charges, promotion levy and rates but exclusive of additional air-conditioning charges and other outgoings), i.e. approximately HK$28.4 per sq. ft.. We have attempted to make reference to market information regarding rental of properties for commercial use located at Nathan Road within the districts of Tsim Sha Tsui, Jordan and Yau Ma Tei, being the area in which the Leased Properties is located, leased out in 2006 and certain properties with rental comparable with that of the Leased Properties, being from HK$34 to HK$65 per sq. ft. were found. As such, we consider that the rentals for the Lower Ground Floor and Upper Ground Floor are fair and reasonable so far as the Company and the Independent Shareholders are concerned and on normal commercial terms.

The Caps for the transactions contemplated under the Tenancy Agreements are approximately HK$6,078,000, HK$9,120,000 and HK$9,120,000 respectively for each of the three financial years ending 31 March 2010, being the aggregate annual amount of rentals payable by HK Health Check Centre to Majestic Centre Limited under Tenancy Agreements, the calculation of which are set out below:

	Term of tenancy	Monthly rental	Rental for the financial year ending 31 March 2008 *(Note)*	Rental for the financial year ending 31 March 2009	Rental for the financial year ending 31 March 2010
Lower Ground Floor					
Portion I	1 April 2007 to 31 March 2010	HK$176,676.77	HK$1,749,278.25	HK$2,120,121.24	HK$2,120,121.24
Portion II	1 July 2007 to 31 March 2010	HK$176,676.77	HK$1,219,247.94	HK$2,120,121.24	HK$2,120,121.24
Portion III	1 October 2007 to 31 March 2010	HK$176,646.46	HK$ 689,099.37	HK$2,119,757.52	HK$2,119,757.52
Upper Ground Floor	1 April 2007 to 31 March 2010	HK$230,000.00	HK$2,420,000.00	HK$2,760,000.00	HK$2,760,000.00
Total			**HK$6,077,625.56**	**HK$9,120,000.00**	**HK$9,120,000.00**

Note: No rental will be charged for a period of three (3) months for each of Portion I, Portion II and Portion III of the Lower Ground Floor and for a period of two (2) months for the Upper Ground Floor. During such rent free period, HK Health Check Centre shall pay the rates, government rent, air-conditioning charges, management fee and promotion levy and all other outgoings in the premises at a total amount of HK$53,062.44 per month in respect of each of Portion I and Portion II, HK$53,053.33 per month in respect of Portion III and HK$60,000 per month in respect of the Upper Ground Floor.

As the Caps are determined based on the annual amount payable by the Group to Majestic Centre Limited under the Tenancy Agreements for each of the three financial years ending 31 March 2010, we consider that the Caps are fair and reasonable.

RECOMMENDATION

Having considered the above principal factors and reasons, we are of the opinion that the Tenancy Agreements (including the Caps) are in the ordinary and usual course of business of the Group, on normal commercial terms, fair and reasonable so far as the Company and the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders and advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the relevant resolution(s) to be proposed at the SGM in respect of the Tenancy Agreements (including the Caps).

Yours faithfully,
For and on behalf of
Nuada Limited

Bernard Chan
Executive Director

Po Chan
Executive Director

1. RESPONSIBILITY STATEMENTS

This circular includes particulars given in compliance with Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. SHARE CAPITAL

(1) Authorised and issued share capital of the Company

The authorised and issued share capital of the Company as at the Latest Practicable Date were as follows:

Authorised:		*HK$*
30,000,000,000	Shares	300,000,000
Issued and fully paid or credited as fully paid:		
2,093,186,106	Shares	20,931,861.06

All existing Shares rank equally in all respects, including capital, dividends and voting rights. The Shares in issue are listed on the Stock Exchange.

As at the Latest Practicable Date, save for (i) the 933,669,253 Shares issued, no Share has been issued since 31 March 2006, being the end of the last financial year of the Company.

Save for the 1,999,999,997 Shares to be issued after full conversion of the conversion rights attached to the outstanding convertible note, no share or loan capital of the Company or any member of the Group has been put under option or agreed conditionally or unconditionally to be put under option and no warrant, derivative or conversion right affecting the Shares has been issued or granted or agreed conditionally, or unconditionally to be issued or granted.

3. DISCLOSURE OF INTERESTS

(a) Directors' interests and short position in the securities of the Company and its associated corporations

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register maintained by the Company referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in the Listing Rules, to be notified to the Company and the Stock Exchange, were as follows:

Long position in Shares

	Number of Shares held, capacity and nature of interest					Approximate percentage of the issued share capital of the Company as at the Latest Practicable Date
Name of Director	Personal interest	Family interest	Corporate interest	Other interest	Total	
Miss Choi Ka Yee, Crystal	–	–	100,000,000 *(Note (a))*	–	100,000,000	4.78%

Note:

(a) Miss Choi Ka Yee, Crystal is taken to be interested in those Shares in which Central View International Limited, a company which is wholly and beneficially owned by her, is interested.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including any interests and short positions which he/she was taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register maintained by the Company referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in the Listing Rules, to be notified to the Company and the Stock Exchange.

(b) Persons who have an interest or short position in the shares or underlying shares of the Company which is discloseable under Divisions 2 and 3 of Part XV of the SFO and substantial shareholders of the Company

Save as disclosed below, as at the Latest Practicable Date, none of the Company Directors or chief executives knew of any person (not being a director or chief executive of the Company) who had an interest or short position in Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or held any option in respect of such capital.

Name of Shareholder	Interest in Shares or underlying Shares *(Note 1)*	Approximate percentage of the issued share capital
Broad Idea International Limited *(Note 3)*	1,463,414,634 (L)	41.15
Mr. Cho Kwai Chee *(Note 3)*	1,463,414,634 (L)	41.15
Dr. Francis Choi Chee Ming *(Note 3)*	1,463,414,634 (L)	41.15
Top Act Group Limited *(Note 2)*	1,463,414,634 (L)	41.15
Town Health (BVI) Limited *(Note 2)*	1,463,414,634 (L)	41.15
Town Health International Holdings Company Limited *(Note 2)*	1,463,414,634 (L)	41.15
Chim Pui Chung *(Note 4)*	343,963,414 (L)	16.43

Notes:

1. The interest is a long position in Shares.

2. Town Health International Holdings Company Limited, through its wholly-owned subsidiary Town Health (BVI) Limited, is taken to be interested in the underlying Shares in which Top Act Group Limited, a wholly-owned subsidiary of Town Health (BVI) Limited, holds an interest.

3. Dr. Francis Choi Chee Ming and Mr. Cho Kwai Chee own 49.9% and 50.1% beneficial interest in Broad Idea International Limited respectively. Broad Idea International Limited holds 51.56% of the issued share capital of Town Health International Holdings Company Limited. Dr. Francis Choi Chee Ming and Mr. Cho Kwai Chee are therefore taken to be interested in the underlying Shares in which Top Act Group Limited, the indirect wholly-owned subsidiary of Town Health International Holdings Company Limited, holds an interest.

4. These 343,963,414 Shares are owned as to 2,500,000 Shares by Golden Mount Limited, the entire issued share capital of which is beneficially owned by Mr. Chim Pui Chung, and as to 341,463,414 Shares deemed to be interested upon exercise of the conversion right attaching to the convertible bonds issued by the Company at a conversion price of HK$0.041 per Share.

4. INTERESTS IN CONTRACT OR ARRANGEMENT

Save for the Tenancy Agreements, the 2006 Tenancy, the JV Agreement and the Services Agreement (as defined and mentioned in the paragraph headed "Material contracts" below), as at the Latest Practicable Date, none of the Directors is materially interested in contract or arrangement subsisting which is significant in relation to the business of the Group.

5. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation other than statutory compensation).

6. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 March 2006, being the date to which the latest published audited financial statements of the Group were made up.

7. DIRECTORS' INTEREST IN ASSETS

As at the Latest Practicable Date, none of the Directors had any interest, direct or indirect, in any assets which have been, since 31 March 2006, being the date to which the latest published audited accounts of the Company were made up, acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

8. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of Directors and their respective associates was interested in any business, apart from the Group's business, which competes or is likely to compete, either directly or indirectly, with the Group's business.

9. LITIGATION

The Company was a defendant in a law suit brought by a supplier in December 1998 claiming for a principal sum of approximately HK$1,962,000 together with interest and costs thereon relating to a guarantee in respect of a credit facility granted to RCR Electronics Manufacturing Limited, a former subsidiary of the Company. The Company filed a defence in March 1999 in response to the claim and since then, the supplier has taken no further action against the Company. Since the outcome of the litigation could not be determined with reasonable certainty at this stage, no provision has been made in the financial statements.

Save as disclosed above, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened against the Company or any of its subsidiaries as at the Latest Practicable Date.

10. MATERIAL CONTRACTS

Save as disclosed below, there are no material contracts (other than contracts entered into in the ordinary course of business) which have been entered into by the Company or its subsidiaries within two years immediately preceding the date of the Announcement and up to the Latest Practicable Date:

(a) a subscription agreement dated 9 December 2005 entered into between the Company and Top Act Group Limited in relation to the subscription of 1,463,414,634 conversion shares of the Company at a price of HK$0.041 per conversion share;

(b) a subscription agreement dated 9 December 2005 entered into between the Company and Central View International Limited in relation to the subscription of 100,000,000 Shares to Central View International Limited at a price of HK$0.038 per Share;

(c) a placing agreement dated 9 December 2005 entered into between the Company and a placing agent in relation to a placing of 1,463,414,634 conversion shares of the Company to independent investors at a price of HK0.041 per conversion share;

(d) a placing agreement dated 9 December 2005 entered into between the Company and a placing agent in relation to a placing of 176,580,000 placing Shares, on a best effort basis, at a price of HK$0.038 per share to independent investors;

(e) the purchasing agreement dated 23 March 2006 entered into between the Company and an independent third party in relation to the acquisition of the equipments. Further details of the acquisition was set out in the announcement of the Company dated 24 March 2006;

(f) the tenancy agreement dated 29 March 2006 (as supplemented by a supplemental tenancy agreement dated 26 April 2006), entered into between Hong Kong Health Check Centre Limited and Majestic Centre Limited regarding the leasing of the whole floor of basement 2 of Majestic Centre, 348 Nathan Road, Kowloon, Hong Kong with a gross area of approximately 20,000 sq.ft. ("2006 Tenancy") Further details of the tenancy agreement are set out in the announcement dated 26 April 2006;

(g) the joint venture agreement entered into on 18 April 2006 between Dr. Francis Choi Chee Ming, J.P. and Classictime Investments Limited, an indirect wholly-owned subsidiary of the Company, in relation to the formation of the joint venture company (the "JV Agreement"). Further details of the joint venture agreement are set out in the announcement of the Company dated 19 April 2006;

(h) the services agreement dated 7 August 2006 entered into between Town Health International Holdings Company Limited and the Company in relation to the services to be provided by Town Health International Holdings Company Limited to the Company (the "Services Agreement"). Further details of the services agreement are set out in the announcement of the Company dated 7 August 2006;

(i) the sale and purchase agreement dated 17 October 2006, entered into between the Company and BUPA Health Care Hong Kong Limited and Double Court Company Limited in relation to acquisition of Polyray Technology Limited, which is owned as to 50% by BUPA Health Care Hong Kong Limited and as to 50% by Double Court Company Limited. Further details of the sale and purchase agreement are set out in the announcement of the Company dated 24 October 2006;

(j) the sale and purchase agreement dated 17 October 2006, entered into between the Company and Double Court Company Limited and Polyray Technology Limited in relation to acquisition of Polylight Technology Limited, which is owned as to 50% by Double Court Company Limited and as to 50% by Polyray Technology Limited. Further details of the sale and purchase agreement are set out in the announcement of the Company dated 24 October 2006;

(k) the subscription letter dated 8 November 2006 and signed by Hong Kong Health Check Centre Limited, a wholly owned subsidiary of the Company, to subscribe for a total of 700 shares in the capital of International Health Decoding Group Limited in cash at a total sum of HK$7,000,000;

(l) the service agreement dated 16 January 2007 and made between Hong Kong Health Check and Medical Diagnostic Centre Limited, a wholly owned subsidiary of the Company, and China Health Care Travel Service Limited pursuant to which China Health Care Travel Service Limited is appointed for the promotion of, and referral of customers for the health check business of the Group; and

(m) the Tenancy Agreements.

11. EXPERT'S QUALIFICATION AND CONSENT

The following is the qualification of the expert who has provided its advice contained in this circular:

Name	Qualification
Nuada	A licensed corporation permitted to carry out type 6 (advising on corporate finance) of the regulated activity under SFO

Nuada has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and the reference to its name in the form and context in which it appears.

As at the Latest Practicable Date, Nuada was not interested beneficially or otherwise in any Shares or shares in any of Company's subsidiaries or associated companies and did not have any right, whether legally enforceable or not, or option to subscribe for or to nominate persons to subscribe for any Shares or shares in any of Company's subsidiaries or associated

companies nor did it have any interest, either direct or indirect, in any assets which have been, since the date to which the latest published audited accounts of the Group were made up, acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

12. GENERAL

(a) Save for the Tenancy Agreements, the 2006 Tenancy, the JV Agreement and the Services Agreement as defined and mentioned in the paragraph headed "Material contracts" above, none of the Directors has, or has had, any direct or indirect interest in any assets which have been acquired, disposed of or leased to, or which are proposed to be acquired, disposed of or leased to, the Company or any of its subsidiaries since 31 March 2006, the date to which the latest published audited accounts of the Group were made up.

(b) The qualified accountant of the Company is Mr. Chi Chi Hung, Kenneth is a fellow member of the Association of Chartered Certified Accountants, an associate member of the Hong Kong Institute of Certified Public Accountants, an associate member of the Hong Kong Institute of Company Secretaries and an associate member of the Institute of Chartered Secretaries and Administrators.

(c) The company secretary of the Company is Mr. Chi Chi Hung, Kenneth.

(d) The branch share registrar of the Company in Hong Kong is Tengis Limited of 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong.

(e) The English text of this circular and the accompanying form of proxy shall prevail over their respective Chinese texts in the case of inconsistency.

13. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at 9:00 a.m. to 1:00 p.m. and 2:00 p.m. to 5:00 p.m. on any weekday (except Saturdays and public holidays) at the head office and principal place of business of the Company in Hong Kong at Shop 2B and 2C, Level 1, Hilton Plaza Commercial Centre, 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong from 5 March 2007, being the date of this circular, up to and including the date of the SGM:

(a) the memorandum of association and the Bye-Laws;

(b) the annual reports of the Company for each of the two years ended 31 March 2006;

(c) the material contracts referred to in the paragraph headed "Material contracts" in this appendix;

(d) the written consent referred to in the paragraph headed "Expert's qualification and consent" in this appendix;

(e) the interim report of the Company for the period ended 30 September 2006; and

(f) this circular.

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED

香港體檢及醫學診斷控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

NOTICE IS HEREBY GIVEN THAT the special general meeting (the "**Meeting**") of Hong Kong Health Check and Laboratory Holdings Company Limited (the "**Company**") will be held at Shop No. 3, Level 3, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong at 9:00 a.m. on Monday, 26 March 2007 for the purpose of considering and, if thought fit, passing the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"**THAT**

(a) the two conditional tenancy agreements dated 12 February 2007 (the "**Tenancy Agreements**") and entered into between Hong Kong Health Check and Medical Diagnostic Centre Limited, an indirect wholly-owned subsidiary of the Company and Majestic Centre Limited, pursuant to which Majestic Centre Limited has agreed to lease the property situated at the lower ground floor 1 and the upper ground floor of Majestic Centre, 348 Nathan Road, Kowloon, Hong Kong to Hong Kong Health Check and Medical Diagnostic Centre Limited for a term of not more than thirty-six (36) months commencing from 1 April 2007 to 31 March 2010 (both days inclusive), copies of the Tenancy Agreements have been produced to the Meeting marked "A" and signed by the chairman of the Meeting for the purpose of identification, and the transactions contemplated under the Tenancy Agreements be and are hereby approved, confirmed and ratified;

(b) the annual amount (the "Caps") of HK$6,078,000, HK$9,120,000 and HK$9,120,000 respectively payable under the Tenancy Agreements for each of the three financial years ending 31 March 2010 be and are hereby approved; and

(c) the directors of the Company be and are hereby authorised to do all other acts and things and execute all documents which they consider necessary or expedient for the implementation of and giving effect to, the Tenancy Agreements and the transactions contemplated thereunder."

By Order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Chi Chi Hung, Kenneth
Chairman

Hong Kong, 5 March 2007

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal place of business in Hong Kong:
Shop 2B and 2C, Level 1
Hilton Plaza Commercial Centre
3-9 Shatin Centre Street
Shatin, New Territories
Hong Kong

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxy to attend and, subject to the provisions of the Bye-Laws of the Company, to vote on his behalf. A proxy need not be a member of the Company but must be present in person at the Meeting to represent the member. If more than one proxy is so appointed, the appointment shall specify the number and class of shares in respect of which each such proxy is so appointed.

2. In order to be valid, the form of proxy must be duly completed and signed in accordance with the instructions printed thereon and deposited together with a power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power or authority, at the Company's branch share registrar in Hong Kong, Tengis Limited, at 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the Meeting or any adjournment thereof, should he so wish.

3. In the case of joint holders of shares, any one of such holders may vote at the Meeting, either personally or by proxy, in respect of such share as if he was solely entitled thereto, but if more than one of such joint holder are present at the Meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

* *for identification purposes only*

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED

香港體檢及醫學診斷控股有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 397)

PROXY FORM

Form of proxy for use by shareholders at the special general meeting (the "Meeting") of Hong Kong Health Check and Laboratory Holdings Company Limited (the "Company") to be held at Shop No. 3, Level 3, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong at 9:00 a.m. on Monday, 26 March 2007 (and at any adjournment thereof)

I/We *(note a)*____________________

of ____________________

being the holder(s) of ____________________ *(note b)* shares of HK$0.01 each in the share capital of the Company hereby appoint the Chairman of the Meeting, or failing him ____________________

of ____________________

to act as my/our proxy *(note c)* at the Meeting to be held at Shop No. 3, Level 3, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong at 9:00 a.m. on Monday, 26 March 2007 (or at any adjournment thereof) and to vote on my/our behalf as directed below.

Please make a mark in the appropriate box to indicate how you wish your vote to be cast *(note d)*.

ORDINARY RESOLUTION	FOR	AGAINST
To approve the Tenancy Agreements and the transactions contemplated thereunder		

Dated the __________ day of __________ 2007

Shareholder's signature ____________________ *(notes e, f, g and h)*

Notes:

(a) Please insert full name(s) and address(es) in BLOCK CAPITALS.

(b) Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

(c) A proxy need not be a member of the Company. If you wish to appoint some person other than the Chairman of the Meeting as your proxy, please delete the words "the Chairman of the Meeting or" and insert the name and address of the person appointed proxy in the space provided.

(d) If you wish to vote for the resolution set out above, please tick ("√") the box marked "For". If you wish to vote against the resolution, please tick ("√") the box marked "Against". If this form returned is duly signed but without specific direction on the proposed resolution, the proxy will vote or abstain at his discretion in respect of the relevant resolution. A proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than those set out in the notice convening the Meeting.

(e) In the case of a joint holding, this form of proxy may be signed by any joint holder, but if more than one joint holder is present at the Meeting, whether in person or by proxy, that one of the joint holder whose name stands first on the register of members in respect of the relevant joint holding shall alone be entitled to vote in respect thereof.

(f) The form of proxy must be signed by a shareholder, or his attorney duly authorised in writing, or if the shareholder is a corporation, either under its Common Seal or under the hand of an officer or attorney so authorised.

(g) To be valid, this form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited with the Company's branch share registrar in Hong Kong, Tengis Limited, at 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong not later than 48 hours before the time of the Meeting or any adjourned meeting.

(h) Any alteration made to this form should be initialled by the person who signs the form.

* *for identification purposes only*

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities mentioned herein.

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED

香港體檢及醫學診斷控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

MONTHLY ANNOUNCEMENT

IN RESPECT OF THE CONVERTIBLE NOTES I AND THE CONVERTIBLE NOTES II

Reference is made to the Company's announcements dated 9 December 2005 and 6 March 2006 (the Announcements"). Reference is also made to the Company's latest monthly announcement dated 5 February 2007. The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I and the Convertible Notes II.

Reference is made to the Company's announcements dated 9 December 2005 and 6 March 2006 (the Announcements"). Reference is also made to the Company's latest monthly announcement dated 5 February 2007. The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I and the Convertible Notes II. Unless the context herein otherwise requires, terms used in this announcement shall have the same meanings as in the Announcements.

The Directors would like to report that no conversion of the Convertible Notes I had been made by the holders thereof up to the date of this announcement. However, the Company has received notices for the partial conversion of the Convertible Notes II issued and as a result of which the Company has issued a total of 536,585,357 Shares to 11 independent placees at a price of HK$0.041 per Conversion Share in February 2007. The Conversion Shares issued represent approximately 34.47% of the issued share capital of the Company as at the date of the latest monthly announcement dated 5 February 2007.

Information regarding the total issued share capital of the Company as at 1 February 2007 and as at the 28 February are set out below:

	Issued Share Capital *HK$*	Number of Issued Shares
As at 1 February 2007	15,566,007.49	1,556,600,749
15 February 2007	2,439,024.35	243,902,435
27 February 2007	487,804.87	48,780,487
28 February 2007	2,439,024.35	243,902,435
Share issued after partial conversion of the Convertible Notes II	20,931,861.06	2,093,186,106

Note: The outstanding principal amount of the Convertible Notes I and the Convertible Notes II after conversion(s) refer to above is HK$60,000,000 and HK$22,000,000 respectively.

This announcement is only released through the web-site of The Stock Exchange of Hong Kong Limited and no publication in the newspapers is made.

As at the date of this announcement, the Board comprises five executive directors, namely Mr. Chi Chi Hung, Kenneth, Dr. Fung Yiu Tong, Bennet, Mr. Cho Kwai Yee, Kevin, Miss. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

By order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Siu Kam Chau
Executive Director

Hong Kong, this 6th day of March, 2007

* *For identification purpose only*

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities mentioned herein.

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

ANNOUNCEMENT

IN RESPECT OF THE CONVERTIBLE NOTES I AND THE CONVERTIBLE NOTES II

Reference is made to the Company's announcements dated 9 December 2005 and 6 March 2006 (the "Announcements"). Reference is also made to the Company's latest monthly announcement dated 6 March 2007. The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I and the Convertible Notes II.

Reference is made to the Company's announcements dated 9 December 2005 and 6 March 2006 (the "Announcements"). Reference is also made to the Company's latest monthly announcement dated 6 March 2007. The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I and the Convertible Notes II. Unless the context herein otherwise requires, terms used in this announcement shall have the same meanings as in the Announcements.

The Directors would like to report that no conversion of the Convertible Notes I had been made by the holders thereof up to the date of this announcement. However, the Company has received notices for the partial conversion of the Convertible Notes II issued and as a result of which the Company has issued a total of 195,121,948 Shares to 3 independent placees at a price of HK$0.041 per Conversion Share in March 2007. The Conversion Shares issued represent approximately 9.32% of the issued share capital of the Company as at the date of the latest monthly announcement.

Information regarding the total issued share capital of the Company as at 1 March 2007 and as at the date hereof are set out below:

	Issued Share Capital *HK$*	Number of Issued Shares
As at 1 March 2007	20,931,861.06	2,093,186,106
6 March 2007	487,804.87	48,780,487
8 March 2007	1,463,414.61	146,341,461
Share issued after partial conversion of the Convertible Notes II	22,883,080.54	2,288,308,054

Note: The outstanding principal amount of the Convertible Notes I and the Convertible Notes II after conversion(s) refer to above is HK$60,000,000 and HK$14,000,000 respectively.

This announcement is only released through the web-site of The Stock Exchange of Hong Kong Limited and no publication in the newspapers is made.

As at the date of this announcement, the Board comprises five executive directors, namely Mr. Chi Chi Hung, Kenneth, Dr. Fung Yiu Tong, Bennet, Mr. Cho Kwai Yee, Kevin, Miss. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

By order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Siu Kam Chau
Executive Director

Hong Kong, this 12th day of March, 2007

* *For identification purpose only*

(ℓℓℓℓℓ)

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 397)

CHANGES IN DIRECTORSHIP, COMPANY SECRETARY AND AUTHORISED REPRESENTATIVE

The Board is pleased to announce that Mr. Lee Chik Yuet ("Mr. Lee") has been appointed as an executive Director, Vice Chairman and Authorised Representative of the Company with effect from 13 March 2007 with the aim to enhance the Company's business development. Mr. Chi Chi Hung, Kenneth ("Mr. Chi"), an executive Director, has resigned from his directorship, Chairman, Company Secretary and Authorised Representative of the Company with effect from 13 March 2007.

In connection with the resignation of Mr. Chi, Dr. Fung Yiu Tong, Bennet ("Dr. Fung") will be re-designated as the Chairman of the Company, Mr. Siu Kam Chau ("Mr. Siu") will assume the role of the Company Secretary of the Company, and Mr. Lee will be assigned as the Authorised Representative of the Company, all with effect from 13 March 2007.

The Board wishes to express its sincere gratitude to Mr. Chi for his contributions to the Company during his tenure of office and welcome Mr. Lee to join the Board.

The board (the "Board") of directors (the "Directors") of Hong Kong Health Check and Laboratory Holdings Company Limited (the "Company") is pleased to announce that Mr. Lee has been appointed as an executive Director, Vice Chairman and Authorised Representative of the Company with effect from 13 March 2007. Mr. Chi, an executive Director, has resigned from his directorship, Chairman, Company Secretary and Authorised Representative of the Company with effect from 13 March 2007.

APPOINTMENT OF DIRECTOR

Mr. Lee as an executive Director and Vice Chairman of the Company

Mr. Lee, aged 52, graduated from The Chinese University of Hong Kong with a bachelor degree in Social Science. He also holds a bachelor degree and a master degree in Laws from The University of Hong Kong. Before joining the Company in March 2007, Mr. Lee had been a practicing solicitor for more than 13 years in Hong Kong specialized in commercial, corporate finance and investment laws in Hong Kong and the mainland China. The appointment of Mr. Lee is to enhance better control, corporate management and future development of the Company.

Mr. Lee did not hold any directorship in other public listed company or any other position with the Company and other members of the Company and its subsidiaries (the "Group") in the past three years.

Mr. Lee does not have any relationship with other directors, senior management, substantial or controlling shareholders of the Company. Furthermore, Mr. Lee has no interest in the securities of the Company within the meaning of Part XV of the Securities and Futures Ordinance as at the date of this announcement.

There is no service contract entered into between the Company and Mr. Lee. Mr. Lee will have no fixed term of service with the Company but he will be subject to retirement by rotation and re-election at annual general meeting of the Company in accordance with the bye-laws of the Company. Mr. Lee is entitled to (i) an annual emolument of HK$1,500,000 which is determined by Board with reference to his duties and responsibilities with the Company; and (ii) a discretionary bonus which will depend on the financial results of the Company and on his performance.

Save as disclosed in this announcement, Mr. Lee is not aware of any other matters that need to be brought to the attention of the holders of securities of the Company in relation to his appointment nor is there any information to be disclosed by the Company pursuant to any of the requirements under the provisions of Rules 13.51(2)(h) to 13.51(2)(v) of the Rules (the "Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

RE-DESIGNATION OF DR. FUNG AS CHAIRMAN, AND CHANGES IN COMPANY SECRETARY AND AUTHORISED REPRESENTATIVE

In connection with the resignation of Mr. Chi, Dr. Fung will be re-designated as the Chairman of the Company, Mr. Siu, an executive Director, will assume the role of the Company Secretary of the Company, and Mr. Lee will be assigned as the Authorised Representative of the Company, all with effect from 13 March 2007.

Dr. Fung, aged 40, is currently a director of Town Health International Holdings Company Limited (the "THI"). Dr. Fung graduated from The University of Hong Kong and holds the qualifications of MBBS (HK), MRCGP, DCH (London), DFM (CUHK) and Dip Med (CUHK). He joined the THI group in 1994 and is responsible for the strategic development of information technology related operation of the THI group. Save as disclosed above, Dr. Fung did not hold any directorship in other public listed company or any other position with the Company and other members of the Company and its subsidiaries (the "Group") in the past three years.

Dr. Fung does not have any relationship with other directors, senior management, substantial or controlling shareholders of the Company. Furthermore, Dr. Fung has no interest in the securities of the Company within the meaning of Part XV of the Securities and Futures Ordinance as at the date of this announcement.

There is no service contract entered into between the Company and Dr. Fung. He will have no fixed term of service with the Company but he will be subject to retirement by rotation and re-election at annual general meeting of the Company in accordance with the bye-laws of the Company. Dr. Fung is entitled to (i) an annual emolument of HK$3,000,000 which is determined by Board with reference to his duties and responsibilities with the Company; and (ii) a discretionary bonus which will depend on the financial results of the Company and on his performance.

Save as disclosed in this announcement, Dr. Fung is not aware of any other matters that need to be brought to the attention of the holders of securities of the Company in relation to his re-designation nor is there any information to be disclosed by the Company pursuant to any of the requirements under the provisions of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

RESIGNATION OF DIRECTOR

Due to personal reason, Mr. Chi, an executive Director, has resigned from his directorship, Chairman, Company Secretary and Authorised Representative of the Company all with effect from 13 March 2007. Mr. Chi has confirmed to the Board that he has no disagreement with the Board and there are no matters which need to be brought to the attention of the Stock Exchange and the holders of securities of the Company.

The Board wishes to express its sincere gratitude to Mr. Chi for his contributions to the Company during his tenure of office and welcome Mr. Lee to join the Board.

By Order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Siu Kam Chau
Executive Director

Hong Kong, 13 March 2007

* *For identification purposes only*

As at the date of this announcement, the Board comprises five executive Directors, namely Dr. Fung Yiu Tong, Bennet, Mr. Lee Chik Yuet, Mr. Cho Kwai Yee, Kevin, Miss. Choi Ka Yee, Crystal, and Mr. Siu Kam Chau and three independent non-executive Directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

Please also refer to the published version of this announcement in China Daily.

HK HEALTH CHECK<00397> - Unusual price & volume movements

The Stock Exchange has received a message from Hong Kong Health Check and Laboratory Holdings Company Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increases in the share price and trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increases.

Save as mentioned in the Company's announcement dated 1 March 2007 in relation to a possible acquisition of some equity interests in a medical group of companies, and a discloseable transaction for the acquisition of a medical equipment to be announced shortly, we confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of Hong Kong Health Check and Laboratory Holdings Company Limited the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement.

At the date of this announcement, the Board comprises five Executive Directors, namely Dr. Fung Yiu Tong, Bennet, Mr. Lee Chik Yuet, Mr. Cho Kwai Yee, Kevin, Miss. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three Independent Non-executive Directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

By order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Siu Kam Chau
Director

Hong Kong, this 16th day of March 2007"

(nnnnn)

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 397)

DISCLOSEABLE TRANSACTION AND PRICE AND VOLUME MOVEMENT

The Board announces that the Group entered into the Purchase Agreement with the Seller on 14 March 2007 pursuant to which the Group agreed to purchase from the Seller the Equipment for a consideration of HK$9,800,000 so as to upgrade one of its existing equipments.

The Purchase Agreement constitutes a discloseable transaction on the part of the Company under Chapter 14 of the Listing Rules. A circular containing, among other things, details of the Purchase Agreement and the general information of the Group will be despatched to the Shareholders within 21 days after publication of this announcement.

In order to cope with the increasing demands for our services, the Group is upgrading the present MRI system to a powerful state-of-the-art Siemens MAGNETOM Symphony Power-class 1.5T MRI system. This MRI system was first launched in Chicago recently in December 2006 and is the first of its kind to be installed in Asia Pacific.

This MRI system will help physicians diagnose the most challenging diseases quickly and with more confidence and features a wide range of capabilities, from routine applications to high-end applications.

Save as disclosed in this announcement and in the Company's announcements dated 1 March 2007 and 16 March 2007 in relation to a possible acquisition of some equity interests in a medical group of companies, the Board confirms that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under Rule 13.23 of the Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

PURCHASE AGREEMENT DATED 14 MARCH 2007

1) Parties

Purchaser	:	Polylight Technology Limited, a wholly-owned subsidiary of the Company
Seller	:	Siemens Limited

To the best of the knowledge, information and belief of the Directors and having made all reasonable enquiries, the Seller and its ultimate beneficial owners are third parties independent of and not connected with the Company and its connected persons.

To the best knowledge of the Directors, the Seller is a supplier of medical equipments. The Seller is active in the areas of information and communications, automation and control, power, transportation, medical, and lighting.

2) Assets acquired

The Equipment, being one set of new Siemens MAGNETOM Symphony, Power-class including accessories, which contains a system using a magnetic field and radio waves to generate pictures of inner body structures.

3) Consideration

The consideration for the Purchase is HK$9,800,000 which is payable by the Group in cash in the following manner:

(i) HK$2,490,000 as deposit payable within 7 days after the date of the Purchase Agreement;

(ii) HK$4,980,000 payable before delivery of the Equipment;

(iii) HK$830,000 payable within 7 days after completion of installation of the Equipment or 14 days after clinical operations, whichever is the earlier;

(iv) HK$750,000 payable within 12 months after completion of installation of the Equipment or 14 days after clinical operations, whichever is the earlier; and

(v) HK$750,000 payable within 24 months after completion of installation of the Equipment or 14 days after clinical operations, whichever is the earlier.

The Group has approached several medical equipment manufacturing suppliers for the purpose of quotation. After comparison, the Board considers that the terms of the Equipment offered by the Seller are fair and reasonable.

4) Delivery

The Equipment is expected to be delivered approximately 3 to 4 months upon receipt of down-payment, site planning proposal and handover of installation site which is in good condition with proper building services and facility and is fit for installation.

LISTING RULES IMPLICATION

The Purchase Agreement constitutes a discloseable transaction on the part of the Company under Chapter 14 of the Listing Rules. A circular containing, among other things, details of the Purchase Agreement and the general information of the Group will be despatched to the Shareholders within 21 days after publication of this announcement.

REASON FOR THE PURCHASE

The Group is principally engaged in the manufacturing and sales of garment in the People's Republic of China and the Group has diversified into healthcare business by commencing establishment of a new health centre at Nathan Road, Kowloon with approximately 20,000 square feet for the provision of health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services to the public. In order to cope with the increasing demands for our services, the Group is upgrading the present MRI system to a powerful state-of-the-art Siemens MAGNETOM Symphony Power-class 1.5T MRI system. This MRI system was first launched in Chicago recently in December 2006 and is the first of its kind to be installed in Asia Pacific. This MRI system will help physicians diagnose the most challenging diseases quickly and with more confidence and features a wide range of capabilities, from routine applications to high-end applications. The Equipment will replace the existing obsolete model and the Purchase will provide the Group with an upgrade of its existing equipment to be used in its ordinary course of business and for expansion purposes.

The Board considers that the terms of the Purchase Agreement were determined after arm's length negotiations between the parties, are fair and reasonable and in the interest of the Company and the Shareholders as a whole.

PRICE AND VOLUME MOVEMENT

The Board has noted the recent increases in the share price and trading volume of the shares of the Company and wish to state that it is not aware of any reasons for such increases.

Save as disclosed in this announcement and in the Company's announcements dated 1 March 2007 and 16 March 2007 in relation to a possible acquisition of some equity interests in a medical group of companies, the Board confirms that there are no negotiations of agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

DEFINITIONS

Unless the context requires otherwise, the following terms have the following meanings in this announcement:

"Board"	board of the Directors
"Company"	Hong Kong Health Check and Laboratory Holdings Company Limited, a company incorporated in Bermuda with limited liability and the issued shares of which are listed on the main board of the Stock Exchange

"connected person"	has the meaning ascribed thereto under the Listing Rules
"Directors"	directors of the Company
"Equipment"	one set of new Siemens MAGNETOM Symphony, Power-class including accessories, which contains a system using a magnetic field and radio waves to generate pictures of inner body structures
"Group"	the Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"MRI"	magnetic resonance imaging
"Purchase"	the purchase of the Equipment as contemplated under the Purchase Agreement
"Purchase Agreement"	the agreement entered into between the Purchaser and the Seller dated 14 March 2007 in relation to the Purchase
"Purchaser"	Polylight Technology Limited, a company incorporated in Hong Kong with limited liabilities and an indirect wholly-owned subsidiary of the Company
"Seller"	Siemens Limited, the vendor of the Equipment
"Shareholder(s)"	holder(s) of the share(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

By Order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Siu Kam Chau
Executive Director

Hong Kong, 19 March 2007

* *For identification purposes only*

As at the date of this announcement, the Board comprises five executive Directors, namely Dr. Fung Yiu Tong, Bennet, Mr. Lee Chik Yuet, Mr. Cho Kwai Yee, Kevin, Miss. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive Directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

Please also refer to the published version of this announcement in China Daily.

(0000…)

HK HEALTH CHECK<00397> - Unusual price & volume movements

The Stock Exchange has received a message from Hong Kong Health Check and Laboratory Holdings Company Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent decrease in the share price and increase in the trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such movements..

Save as mentioned in the Company's announcement dated 1 March 2007 in relation to a possible acquisition of some equity interests in a medical group of companies, we confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of Hong Kong Health Check and Laboratory Holdings Company Limited the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement.

At the date of this announcement, the Board comprises five Executive Directors, namely Dr. Fung Yiu Tong, Bennet, Mr. Lee Chik Yuet, Mr. Cho Kwai Yee, Kevin, Miss. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three Independent Non-executive Directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

By order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Siu Kam Chau
Director

Hong Kong, this 20th day of March 2007"

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities mentioned herein.

(PPPPP)

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

ANNOUNCEMENT

IN RESPECT OF THE CONVERTIBLE NOTES I AND THE CONVERTIBLE NOTES II

Reference is made to the Company's announcements dated 9 December 2005 and 6 March 2006 (the Announcements"). Reference is also made to the Company's latest announcement dated 12 March 2007. The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I and the Convertible Notes II.

Reference is made to the Company's announcements dated 9 December 2005 and 6 March 2006 (the Announcements"). Reference is also made to the Company's latest announcement dated 12 March 2007. The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I and the Convertible Notes II. Unless the context herein otherwise requires, terms used in this announcement shall have the same meanings as those defined in the Announcements.

The Directors would like to report that no conversion of the Convertible Notes I had been made by the holders thereof up to the date of this announcement. However, the Company has received notices for the partial conversion of the Convertible Notes II issued and as a result of which the Company has issued a total of 341,463,414 Shares to an independent placee at a price of HK$0.041 per Conversion Share in March 2007. The Conversion Shares issued represent approximately 14.92% of the issued share capital of the Company immediately prior to the issue of the Conversion Shares, and approximately 12.98% of the enlarged issued share capital of the Company as at the date of this announcement.

After the above conversion, all the Convertible Notes II have been fully converted whereas the outstanding principal amount of the Convertible Notes I is HK$60,000,000.

Information regarding the total issued share capital of the Company as at 12 March 2007 and as at the date hereof are set out below:

	Issued Share Capital *HK$*	**Number of Issued Shares**
As at 12 March 2007	22,883,080.54	2,288,308,054
Shares issued upon partial Conversion of the Convertible Notes II on 15 March 2007	3,414,634.14	341,463,414
As at the date of this announcement	26,297,714.68	2,629,771,468

This announcement is only released through the web-site of the Stock Exchange and no publication is made in the newspapers.

At the date of this announcement, the Board comprises five executive Directors, namely Dr. Fung Yiu Tong, Bennet, Mr. Lee Chik Yuet, Mr. Cho Kwai Yee, Kevin, Miss. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive Directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

By order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Siu Kam Chau
Executive Director

Hong Kong, this 21st day of March, 2007

* *For identification purpose only*

(99999)

HK HEALTH CHECK<00397> - Suspension of Trading

At the request of Hong Kong Health Check and Laboratory Holdings Company Limited (the "Company"), trading in its shares has been suspended with effect from 9:30 a.m. today (26/3/2007) pending release of an announcement in relating to placing of shares and convertible bonds of the Company.

(۲۷۳۳)

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED

香港體檢及醫學診斷控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

RESULTS OF SGM

The Board is pleased to announce that at the SGM held on 26 March 2007, the ordinary resolution approving the Tenancy Agreements and the Caps was duly passed by the Independent Shareholders by way of a poll.

Reference is made to the announcement and the circular (the "**Circular**") of the Company dated 13 February and 5 March 2007 respectively in connection with the Tenancy Agreements for the lease of the properties situated at the lower ground floor 1 and the upper ground floor of Majestic Centre, 384 Nathan Road, Kowloon, Hong Kong. Capitalised terms used in this announcement shall have the same meaning as those defined in the Circular unless defined otherwise.

RESULTS OF THE SGM

The Board is pleased to announce that at the SGM held on 26 March 2007, the ordinary resolution approving the Tenancy Agreements and the Caps (the "**Resolution**") was duly passed by the Independent Shareholders by way of a poll. The Company's branch share registrar in Hong Kong, Tengis Limited, was appointed as the scrutineer for the purpose of the vote-taking at the SGM.

According to the Listing Rules, Miss Choi Ka Yee, Crystal and her associates are required to abstain from voting in favour of the Resolution and they had so abstained from voting. A poll was duly demanded by the chairman of the SGM for the Resolution at the SGM pursuant to the Bye-laws of the Company.

As at the date of the SGM, a total of 2,629,771,468 Shares were in issue. The total number of Shares entitling the holders to attend and vote for or against the Resolution as at the date of the SGM was 2,529,771,468 Shares. There were no Shares entitling the holder to attend and vote only against the Resolution at the SGM.

Ordinary resolution	Number of Shares validly voting (approximate %)	
	For	Against
The Resolution	4,140,000 (100%)	Nil (0%)

By Order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Siu Kam Chau
Executive Director

Hong Kong, 26 March 2007

* *For identification purposes only*

As at the date of this announcement, the Board comprises five executive Directors, namely Dr. Fung Yiu Tong, Bennet, Mr. Lee Chik Yuet, Mr. Cho Kwai Yee, Kevin, Miss. Choi Ka Yee, Crystal, and Mr. Siu Kam Chau and three independent non-executive Directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

Please also refer to the published version of this announcement in China Daily.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hong Kong Health Check and Laboratory Holdings Company Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
(香港體檢及醫學診斷控股有限公司*)

(incorporated in Bermuda with limited liability)

(Stock Code: 397)

DISCLOSEABLE TRANSACTION

2 April 2007

* *for identification purposes only*

CONTENTS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"Board"	the board of Directors
"Company"	Hong Kong Health Check and Laboratory Holdings Company Limited, a company incorporated in Bermuda with limited liability and the issued Shares of which are listed on the Stock Exchange
"connected person"	has the meaning ascribed thereto under the Listing Rules
"Directors"	directors of the Company
"Equipment"	one set of new Siemens MAGNETOM Symphony, Power-class including accessories, which contains a system using a magnetic field and radio waves to generate pictures of inner body structures
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Latest Practicable Date"	28 March 2007, being the latest practicable date for ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"MRI"	magnetic resonance imaging
"PRC"	the People's Republic of China, which for the purpose of this circular, excludes Hong Kong, Macau Special Administrative Region and Taiwan
"Purchase"	the purchase of the Equipment as contemplated under the Purchase Agreement
"Purchase Agreement"	the agreement entered into between the Purchaser and the Seller dated 14 March 2007 in relation to the Purchase
"Purchaser"	Polylight Technology Limited, a company incorporated in Hong Kong with limited liabilities and an indirect wholly-owned subsidiary of the Company

"Seller"	Siemens Limited, the vendor of the Equipment
"SFO"	the Securities and Futures Ordinance (Chapter 571 of Laws of Hong Kong)
"Share(s)"	share(s) of HK$0.01 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"%"	per cent.

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
(香港體檢及醫學診斷控股有限公司*)

(incorporated in Bermuda with limited liability)

(Stock Code: 397)

Executive Directors:
Dr. Fung Yiu Tong, Bennet *(Chairman)*
Mr. Lee Chik Yuet *(Vice Chairman)*
Mr. Cho Kwai Yee, Kevin
Miss Choi Ka Yee, Crystal
Mr. Siu Kam Chau

Independent non-executive Directors:
Mr. Chan Chi Yuen
Mr. Lo Chun Nga
Mr. Chik Chi Man

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal Place of Business in Hong Kong:
Shop 2B & 2C, Level 1
Hilton Plaza Commercial Centre
3-9 Shatin Centre Street
Shatin, New Territories
Hong Kong

2 April 2007

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

INTRODUCTION

On 19 March 2007, the Board announced that the Purchaser, a wholly-owned subsidiary of the Company, entered into the Purchase Agreement with the Seller on 14 March 2007 pursuant to which the Group agreed to purchase from the Seller the Equipment for a consideration of HK$9,800,000 so as to upgrade one of its existing equipments.

The purpose of this circular is to provide you with further details of the Purchase Agreement and other general information of the Group.

PURCHASE AGREEMENT DATED 14 MARCH 2007

1) Parties

Purchaser : Polylight Technology Limited, a wholly-owned subsidiary of the Company

Seller : Siemens Limited

To the best of the knowledge, information and belief of the Directors and having made all reasonable enquiries, the Seller and its ultimate beneficial owners are third parties independent of and not connected with the Company and its connected persons.

To the best knowledge of the Directors, the Seller is a supplier of medical equipments. The Seller is active in the areas of information and communications, automation and control, power, transportation, medical, and lighting.

2) Assets acquired

The Equipment, being one set of new Siemens MAGNETOM Symphony, Power-class including accessories, which contains a system using a magnetic field and radio waves to generate pictures of inner body structures.

3) Consideration

The consideration for the Purchase is HK$9,800,000 which is paid/payable by the Group in cash in the following manner:

(i) HK$2,490,000 as deposit has been paid within 7 days after the date of the Purchase Agreement;

(ii) HK$4,980,000 payable before delivery of the Equipment;

(iii) HK$830,000 payable within 7 days after completion of installation of the Equipment or 14 days after clinical operations, whichever is the earlier;

(iv) HK$750,000 payable within 12 months after completion of installation of the Equipment or 14 days after clinical operations, whichever is the earlier; and

(v) HK$750,000 payable within 24 months after completion of installation of the Equipment or 14 days after clinical operations, whichever is the earlier.

The Group has approached several medical equipment manufacturing suppliers for the purpose of quotation. After comparison, the Board considers that the terms of the Equipment offered by the Seller are fair and reasonable.

4) Delivery

The Equipment is expected to be delivered approximately 3 to 4 months upon receipt of down-payment, site planning proposal and handover of installation site which is in good condition with proper building services and facility and is fit for installation.

REASON FOR THE PURCHASE

The Group is principally engaged in the manufacturing and sales of garment in the PRC and the Group has diversified into healthcare business by commencing establishment of a new health centre at Nathan Road, Kowloon with approximately 20,000 square feet for the provision of health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services to the public. In order to cope with the increasing demands for our services, the Group is upgrading the present MRI system to a powerful state-of-the-art Siemens MAGNETOM Symphony Power-class 1.5T MRI system. This MRI system was first launched in Chicago recently in December 2006 and is the first of its kind to be installed in Asia Pacific. This MRI system will help physicians diagnose the most challenging diseases quickly and with more confidence and features a wide range of capabilities, from routine applications to high-end applications. The Equipment will replace the existing obsolete model and the Purchase will provide the Group with an upgrade of its existing equipment to be used in its ordinary course of business and for expansion purposes.

The Board considers that the terms of the Purchase Agreement were determined after arm's length negotiations between the parties, are fair and reasonable and in the interest of the Company and the Shareholders as a whole. The acquisition costs of the Equipment have been capitalised as an addition to the fixed assets and the outstanding consideration payable has been recognised as liabilities of the Group.

LISTING RULES IMPLICATIONS

The Purchase Agreement constitutes a discloseable transaction on the part of the Company under Chapter 14 of the Listing Rules.

GENERAL INFORMATION

Your attention is drawn to the information set out in the appendix to this Circular.

Yours faithfully
For and on behalf of the Board of
Hong Kong Health Check and Laboratory Holdings Company Limited
Fung Yiu Tong, Bennet
Chairman

* *for identification purposes only*

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement in this circular misleading.

2. DISCLOSURE OF INTERESTS

(a) Directors' interests and short position in the securities of the Company and its associated corporations

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register maintained by the Company referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in the Listing Rules, to be notified to the Company and the Stock Exchange, were as follows:

Long positions in Shares

Name of Director	Number of Shares held, capacity and nature of interest					Approximate percentage of the issued share capital of the Company as at the Latest Practicable Date
	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total	
Miss Choi Ka Yee, Crystal	—	—	100,000,000 *(Note)*	—	100,000,000	3.80%

Note: Miss Choi Ka Yee, Crystal is taken to be interested in those Shares in which Central View International Limited, a company wholly and beneficially owned by her, is interested.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions he/she was taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register maintained by the Company referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listing Issuers in the Listing Rules, to be notified to the Company and the Stock Exchange.

(b) Persons who have an interest or short position in the shares or underlying shares of the Company which is discloseable under Divisions 2 and 3 of Part XV of the SFO and substantial shareholders of the Company

Save as disclosed below, as at the Latest Practicable Date, none of the Directors or chief executives knew of any person (not being a Director or chief executive of the Company) who had an interests or short position in Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or held any option in respect of such capital.

Name of Shareholder	Interest in Shares or underlying Shares *(Note 1)*	Approximate percentage of the issued share capital
Broad Idea International Limited *(Note 3)*	1,463,414,634 (L)	35.75 (L)
Mr. Cho Kwai Chee *(Note 3)*	1,463,414,634 (L)	35.75 (L)
Dr. Francis Choi Chee Ming *(Note 3)*	1,463,414,634 (L)	35.75 (L)
Top Act Group Limited *(Note 2)*	1,463,414,634 (L)	35.75 (L)
Town Health (BVI) Limited *(Note 2)*	1,463,414,634 (L)	35.75 (L)
Town Health International Holdings Company Limited *(Note 2)*	1,463,414,634 (L)	35.75 (L)
Mr. Chim Pui Chung *(Note 4)*	343,963,414 (L)	13.08 (L)

Notes:

1. The interest is a long position in Shares.

2. Town Health International Holdings Company Limited, through its wholly-owned subsidiary Town Health (BVI) Limited, is taken to be interested in the underlying Shares in which Top Act Group Limited, a wholly-owned subsidiary of Town Health (BVI) Limited, holds an interest.

3. Dr. Francis Choi Chee Ming and Mr. Cho Kwai Chee own 49.9% and 50.1% beneficial interest in Broad Idea International Limited respectively. Broad Idea International Limited holds 51.56% of the issued share capital of Town Health International Holdings Company Limited. Dr. Francis Choi Chee Ming and Mr. Cho Kwai Chee are therefore taken to be interested in the underlying Shares in which Top Act Group Limited, the indirect wholly-owned subsidiary of Town Health International Holdings Company Limited, holds in interest.

4. These 343,963,414 Shares are owned as to 341,463,414 Shares by Mr. Chim Pui Chung and as to 2,500,000 Shares by Golden Mount Limited, the entire issued share capital of which is beneficially owned by Mr. Chim Pui Chung.

3. COMPETING INTEREST

As at the Latest Practicable Date, none of the Directors and their respective associates were interested in any business, apart from the Group's business, which competes or is likely to compete, either directly or indirectly, with the Group's business.

4. LITIGATION

The Company was a defendant in a law suit brought by a supplier in December 1998 claiming for a principal sum of approximately HK$1,962,000 together with interest and costs thereon relating to a guarantee in respect of a credit facility granted to RCR Electronics Manufacturing Limited, a former subsidiary of the Company. The Company filed a defence in March 1999 in response to the claim and since then, the supplier has taken no further action against the Company. Since the outcome of the litigation could not be determined with reasonable certainty at this stage, no provision has been made in the financial statements of the Group.

Save as disclosed above, neither the Company nor any other member of the Group is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened against the Company or any other member of the Group as at the Latest Practicable Date.

5. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation other than statutory compensation).

6. GENERAL

(a) The registered office of the Company is at Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

(b) The principal place of business of the Company in Hong Kong is at Shop 2B & 2C, Level 1, Hilton Plaza Commercial Centre, 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong.

(c) The branch share registrar and transfer office of the Company in Hong Kong is Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong.

(d) The company secretary and qualified accountant of the Company is Mr. Siu Kam Chau who is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accounts. He is also a certified public accountant (practising).

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities mentioned herein.

RECEIVED
2007 MAR 30 A 9:03

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED

香港體檢及醫學診斷控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

MONTHLY ANNOUNCEMENT

IN RESPECT OF THE CONVERTIBLE NOTES I AND THE CONVERTIBLE NOTES II

Reference is made to the Company's announcements dated 9 December 2005 and 6 March 2006 (the "Announcements"). Reference is also made to the Company's latest monthly announcement dated 6 March 2007. The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I and the Convertible Notes II.

Reference is made to the Company's announcements dated 9 December 2005 and 6 March 2006 (the "Announcements"). Reference is also made to the Company's latest monthly announcement dated 6 March 2007. The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I and the Convertible Notes II. Unless the context herein otherwise requires, terms used in this announcement shall have the same meanings as those defined in the Announcements.

The Directors would like to report that no conversion of the Convertible Notes I had been made by the holders thereof up to the date of this announcement. However, the Company has received notices for the partial conversion of the Convertible Notes II issued and as a result of which the Company has issued a total of 536,585,362 Shares to 4 independent placees at a price of HK$0.041 per Conversion Share in March 2007. The Conversion Shares issued represent approximately 25.63% of the issued share capital of the Company as at the date of the latest monthly announcement, and approximately 20.40% of the enlarged issued share capital of the Company as at the date of this announcement.

After the above conversion, all the Convertible Notes II have been fully converted whereas the outstanding principal amount of the Convertible Notes I is HK$60,000,000.

Information regarding the total issued share capital of the Company as at 1 March 2007 and as at 31 March 2007 are set out below:

	Issued Share Capital *HK$*	**Number of Issued Shares**
As at 1 March 2007	20,931,861.06	2,093,186,106
6 March 2007	487,804.87	48,780,487
8 March 2007	1,463,414.61	146,341,461
15 March 2007	3,414,634.14	341,463,414
Share issued after partial conversion of the Convertible Notes II	26,297,714.68	2,629,771,468
As at 31 March 2007	26,297,714.68	2,629,771,468

This announcement is only released through the web-site of the Stock Exchange and no publication is made in the newspapers.

At the date of this announcement, the Board comprises five executive Directors, namely Dr. Fung Yiu Tong, Bennet, Mr. Lee Chik Yuet, Mr. Cho Kwai Yee, Kevin, Miss. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive Directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

By order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Siu Kam Chau
Executive Director

Hong Kong, this 2nd day of April, 2007

* *For identification purpose only*

howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire purchase or subscribe for any securities.

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*
(incorporated in Bermuda with limited liability)
(Stock code: 397)

TOWN HEALTH INTERNATIONAL HOLDINGS COMPANY LIMITED
康健國際控股有限公司
(incorporated in the Cayman Islands with limited liability)
(Stock code: 8138)

(I) PLACING OF NEW SHARES UNDER GENERAL MANDATE;

(II) PLACING OF NEW SHARES SUBJECT TO SHAREHOLDERS' APPROVAL;

(III) PLACING OF CONVERTIBLE BONDS;

(IV) CONNECTED TRANSACTION IN RELATION TO THE GRANT OF OPTION TO TOWN HEALTH INTERNATIONAL HOLDINGS COMPANY LIMITED TO SUBSCRIBE FOR CONVERTIBLE BONDS;

(V) WHITEWASH WAIVER;

(VI) CONNECTED AND DISCLOSEABLE TRANSACTION; AND (VII) RESUMPTION OF TRADING

DISCLOSEABLE TRANSACTION IN RELATION TO THE SUBSCRIPTION OF CONVERTIBLE BOND; AND RESUMPTION OF TRADING

Financial adviser to Hong Kong Health Check and Laboratory Holdings Company Limited

KINGSTON CORPORATE FINANCE LIMITED

Placing Agent

KINGSTON SECURITIES LIMITED

RECEIVED
2007 AUG 30 A 9:2?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

THE TRANCHE I PLACING AGREEMENT

On 29 March 2007, HKHC has conditionally agreed to place, through the Placing Agent under the Tranche I Placing on a fully underwritten basis, 220,000,000 Tranche I Placing Shares to independent investors at a price of HK$0.19 per Tranche I Placing Share.

The Tranche I Placing Shares represent approximately 8.37% of the HKHC's existing issued share capital of 2,629,771,468 HKHC Shares and approximately 7.72% of HKHC's issued share capital of 2,849,771,468 HKHC Shares as enlarged by the Tranche I Placing.

The Tranche I Placing is conditional upon, among other things, the Stock Exchange granting or agreeing to grant the listing of, and permission to deal in, the Tranche I Placing Shares.

The Tranche I Placing Price of HK$0.19 represents a discount of approximately 19.08% to the benchmarked price of the HKHC Shares, which is the higher of (i) the closing price of HK$0.226 on the Last Trading Day, being the latest trading day before the date of this announcement; and (ii) the average closing price of HK$0.2348 in the last 5 trading days prior to the date of the Tranche I Placing Agreement. The Tranche I Placing Price of HK$0.19 also represents a discount of 8.35% to the average closing price of HK$0.2073 in the last 10 trading days prior to the date of the Tranche I Placing Agreement.

The Tranche I Placing Price was determined with reference to the prevailing market price of the HKHC Share and was negotiated on an arm's length basis between HKHC and the Placing Agent. The HKHC Directors (including the independent non-executive HKHC Directors) consider that the terms of the Tranche I Placing are fair and reasonable based on the current market conditions and in the interests of HKHC and the HKHC Shareholders as a whole.

THE TRANCHE II PLACING AGREEMENT

On 29 March 2007, HKHC has conditionally agreed to place, through the Placing Agent under Tranche II Placing on a fully underwritten basis 560,000,000 Tranche II Placing Shares to independent investors at a price of HK$0.19 per Tranche II Placing Share.

The Tranche II Placing Shares represent approximately 21.29% of HKHC's existing issued share capital of 2,629,771,468 HKHC Shares and approximately 17.56% of HKHC's issued share capital of 3,189,771,468 HKHC Shares as enlarged by the Tranche II Placing and approximately 16.42% of HKHC's issued share capital of 3,409,771,468 HKHC Shares as enlarged by Tranche I Placing and Tranche II Placing.

The Tranche II Placing is conditional upon, among other things, (i) the passing of a resolution by the HKHC Shareholders to approve the allotment and issue of the Tranche II Placing Shares at the HKHC SGM; and (ii) the Stock Exchange granting or agreeing to grant the listing of, and permission to deal in, the Tranche II Placing Shares.

The Tranche II Placing Price of HK$0.19 represents (i) a discount of approximately 15.93% to the closing price of HK$0.226 on the Last Trading Day, being the latest trading day before the date of this announcement; (ii) a discount of approximately 19.08% the average closing price of HK$0.2348 in the last 5 trading days prior to the date of the Tranche II Placing Agreement; and (iii) a discount of 8.35% to the average closing price of HK$0.2073 in the last 10 trading days prior to the date of the Tranche II Placing Agreement.

The Tranche II Placing Price was determined with reference to the prevailing market price of the HKHC Share and was negotiated on an arm's length basis between HKHC and the Placing Agent. The HKHC Directors (including the independent non-executive HKHC Directors) consider that the terms of the Tranche II Placing are fair and reasonable based on the current market conditions and in the interests of HKHC and the HKHC Shareholders as a whole.

The gross proceeds from the Tranche I Placing will be approximately HK$41.8 million and the net proceeds will be approximately HK$40.4 million. The gross proceeds from the Tranche II Placing will be approximately HK$106.4 million and the net proceeds will be approximately HK$103.4 million. The gross proceeds from the Tranche I Placing and the Tranche II Placing will be approximately HK$148.2 million. The net proceeds of approximately HK$143.8 million from the Tranche I Placing and the Tranche II Placing are intended to be used as to (i) HK$80 million for potential acquisition if opportunities arise; (ii) as to HK$30 million for the expansion and enhancement of the HKHC Group's health check centre in Hong Kong which provides health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services in Hong Kong; (iii) as to HK$20 million for the preliminary development of health check service in the PRC; and (iv) the remaining balance as general working capital purpose.

The Placing is subject to termination on the occurrence of, amongst other things, any event of force majeure (which include events set out in details below) at any time up to 8:00 a.m. on the completion date of the respective Tranche I Placing and Tranche II Placing.

THE CB PLACING AGREEMENT

On 29 March 2007, HKHC and the Placing Agent also entered into the CB Placing Agreement pursuant to which the Placing Agent agreed to place, on a best effort basis, up to an aggregate principal amount of HK$250,000,000 Convertible Bonds I which can be exercised and converted into 1,000,000,000 HKHC Shares at a conversion price of HK$0.25 per Conversion Share.

At any time up to the one-month period commencing from the date of fulfillment of conditions of the CB Placing Agreement, the Placing Agent can at any time, by giving not less than 5 business days' written notice in advance, call for HKHC to issue Convertible Bonds I up to an aggregate principal amount of HK$250,000,000.

The Placing Agent shall procure that the Placees of the Convertible Bonds I and their respective ultimate beneficial owners are third parties independent of and not connected with HKHC and its connected persons (as defined in the Listing Rules) and not acting in concert with any of Town Health, Top Act, Dr. Choi or Miss Choi Ka Yee, Crystal.

Assuming that the maximum aggregate principal amount of the Convertible Bonds I, i.e. HK$250,000,000 are placed under the CB Placing, upon exercise in full of the conversion rights attaching to such Convertible Bonds I, an aggregate of 1,000,000,000 Conversion Shares would fall to be allotted and issued by HKHC at the initial conversion price of HK$0.25 per Conversion Share, which would represent (i) approximately 38.03% of the existing issued share capital of HKHC comprising 2,629,771,468 HKHC Shares; (ii) approximately 35.09% of the issued share capital of HKHC as enlarged by the Tranche I Placing; (iii) approximately 29.33% of the issued share capital of HKHC as enlarged by the Tranche I Placing and the Tranche II Placing; and (iv) approximately 22.68% of the issued share capital of HKHC as enlarged by the Tranche I Placing, the Tranche II Placing and the CB Placing.

Completion of the CB Placing is conditional upon the fulfillment of the conditions as listed below. The Conversion Shares falling to be issued upon exercise of the conversion rights attaching to the Convertible Bonds I will when issued rank pari passu with all other HKHC Shares then in issue.

The conversion price of HK$0.25 represents: (i) a premium of approximately 10.62% over the closing price of HK$0.226 on the Last Trading Day, being the latest trading day before the date of this announcement; and (ii) a premium of approximately 6.47% over the average closing price of HK$0.2348 in the last 5 trading days prior to the date of the CB Placing Agreement; and (iii) a premium of 20.60% over the average closing price of HK$0.2073 in the last 10 trading days prior to the date of the CB Placing Agreement.

The maximum gross and net proceeds from the CB Placing will be approximately HK$250 million and HK$244 million, respectively. The net proceeds are expected to be applied towards the expansion of HKHC Group's new centre for the provision of health check, advanced diagnostic services, day care observation services and medical laboratory related services, and the establishment of similar centres at other locations in Hong Kong and the PRC. In the event that such expansion and establishment of the proposed new centres are not implemented, such net proceeds will be used as general working capital for HKHC Group.

THE OPTION AGREEMENT

On 29 March 2007, HKHC entered into the Option Agreement with Top Act, a wholly owned subsidiary of Town Health. Pursuant to the Option Agreement, HKHC has agreed to grant the Option to Top Act at a nominal consideration of HK$1.00. Pursuant to the Option Agreement, Top Act shall be entitled to require HKHC to issue the Convertible Bond II in an aggregate principal amount of HK$500,000,000 during the Option Period.

Upon exercise in full of the conversion rights attaching to such Convertible Bond II, an aggregate of 2,000,000,000 Conversion Shares would fall to be allotted and issued by HKHC at the initial conversion price of HK$0.25 per Conversion Share, which would represent (i) approximately 76.05% of the existing issued share capital of HKHC comprising 2,629,771,468 Shares; (ii) approximately 45.35% of the issued share capital of HKHC as enlarged by the Tranche I Placing, Tranche II Placing, CB Placing; and (iii) approximately 31.20% of the issued share capital of HKHC as enlarged by the Tranche I Placing, the Tranche II Placing, the CB Placing and the Grant of Option;

WHITEWASH WAIVER

Before the Grant of Option, Town Health, save for the TA Convertible Bond (which is held by Top Act) convertible into 1,463,414,634 Conversion Shares, has no shareholding interest in HKHC, and its concert parties were interested in 100,000,000 HKHC Shares representing 3.8% of the existing issued share capital of HKHC as at the date of this announcement.

Assuming Top Act has exercised the TA Convertible Bond in full, Top Act and its concert parties together were interested in 1,563,414,634 HKHC Shares, representing 38.20% of the issued share capital of HKHC as enlarged by the TA Convertible Bond, and would be required to make conditional mandatory general offers for all the issued HKHC Shares, convertible notes and options of HKHC not already owned or agreed to be acquired by Top Act and its parties acting in concert. A whitewash waiver in respect of the conversion of the TA Convertible Bond has been granted by the Executive to Top Act on 3 February 2006 and the relevant approval has been obtained from the then Independent HKHC Shareholders at the special general meeting of HKHC held on 13 February 2006 for waiving the obligation under Rule 26 of the Takeovers Code arising from the exercise of the TA Convertible Bond.

Assuming Top Act has exercised the TA Convertible Bond in full immediately after completion of the Tranche I Placing and Tranche II Placing (but before exercise of the Option and the completion of the CB Placing), Top Act and its parties acting in concert will be interested in 1,563,414,634 HKHC Shares, representing approximately 32.08% of the then issued share capital of HKHC as enlarged by Tranche I Placing Shares, Tranche II Placing Shares and the exercise of TA Convertible Bond in full. A whitewash waiver in respect of the conversion of the TA Convertible Bond, which is stated in the previous paragraph has been granted and approved by the Executive and Independent HKHC Shareholders respectively.

Scenario 1:

Before the conversion of the TA Convertible Bond and the completion of the CB Placing, if Top Act has exercised the Option and exercised the conversion rights attaching to the Convertible Bond II in full immediately after completion of the Tranche I Placing and Tranche II Placing, Top Act and its parties acting in concert will be interested in 2,100,000,000 HKHC Shares, representing 38.82% of the issued share capital of HKHC enlarged by the Placing and Convertible Bond II exercised in full.

Scenario 2:
Before the conversion of the TA Convertible Bond but after the completion of the CB Placing, if Top Act has exercised the Option and exercised the conversion rights attaching to the Convertible Bond II in full immediately after completion of the Tranche I Placing, Tranche II Placing, and the conversion of Convertible Bonds I in full, Top Act and its parties acting in concert will be interested in 2,100,000,000 HKHC Shares, representing 32.76% of the issued share capital of HKHC enlarged by the Placing, and the Convertible Bond I and the Convertible Bond II exercised in full.

Scenario 3:
Assuming Top Act has exercised the TA Convertible Bond in full immediately after completion of the Tranche I Placing and Tranche II Placing (but before exercise of the Option and the completion of the CB Placing), Top Act and its parties acting in concert will be interested in 1,563,414,634 HKHC Shares, representing approximately 32.08% of the then issued share capital of HKHC as enlarged by Tranche I Placing Shares, Tranche II Placing Shares and the exercise of TA Convertible Bond in full. The immediate exercise of the Option and the exercise of the Convertible Bond II in full will increase the shareholding of Top Act and its parties acting in concert to 3,563,414,634 HKHC Shares, representing approximately 51.85% of the then issued share capital of HKHC as enlarged by the Tranche I Placing Shares, Tranche II Placing Shares, the exercise of TA Convertible Bond in full and the Conversion Shares under the Convertible Bond II, or representing approximately 45.26% of the then issued share capital of HKHC as enlarged by the Tranche I Placing Shares, Tranche II Placing Shares, the exercise of TA Convertible Bond in full and the Conversion Shares under both Convertible Bond I and Convertible Bond II, in either event resulting in an increase of more than 2% from its holding of approximately 32.08% before.

Under each of the above scenario 1, scenario 2 and scenario 3, Top Act and its parties acting in concert will be required under Rule 26 of the Takeovers Code, to make conditional mandatory general offers for all the issued HKHC Shares, convertible notes and options of HKHC not already owned or agreed to be acquired by Top Act and its parties acting in concert. Top Act will make an application to the Executive pursuant to Note 1 on Dispensations from Rule 26 of the Takeovers Code for the Whitewash Waiver, which if granted, would be subject to the approval of the Independent HKHC Shareholders on a vote to be taken by way of a poll in which Top Act, Miss Choi Ka Yee, Crystal or any party acting in concert with any of them and those who are involved in or interested in the Grant of Option shall be required to abstain from voting. If the Whitewash Waiver is granted and approved by the Independent HKHC Shareholders, the obligation of Top Act and its parties acting in concert to make conditional mandatory general offers arising from the conversion of the Convertible Bonds II under Rule 26 of the Takeovers Code will be waived. **The Whitewash Waiver may or may not be granted. If the Whitewash Waiver is not granted, the Option Agreement will lapse and the Grant of Option will not proceed.**

THE SP AGREEMENT

On 18 April 2006, the HKHC Group and Dr. Choi entered into the JV Agreement for the formation of the JV Co., details of which have been set out in the HKHC's announcement dated 19 April 2006. Pursuant to the JV Agreement, the HKHC Group and Dr. Choi have agreed to contribute HK$21,000,000 and HK$9,000,000 respectively into the JV Co. The contribution is in proportion to their respective shareholdings. Prior to the date of the SP Agreement, the JV Co. was owned as to 70% by HKHC Group and 30% by Dr. Choi respectively.

On 2 April 2007, the HKHC Group and Dr. Choi entered into the SP Agreement, pursuant to which, the HKHC Group agreed to acquire from Dr. Choi his 30% equity interest in the JV Co. at HK$9,000,000. Upon completion of the Acquisition, HKHC Group will own the entire equity interest of the JV Co.

The HKHC Directors (including the independent non-executive HKHC Directors) consider that the terms of the SP Agreement are fair and reasonable, on normal commercial terms and in the interest of HKHC and the HKHC Shareholders as a whole.

GENERAL

HKHC is principally engaged in the provision of the manufacturing and sales of garment and provision of healthcare and medical checks services.

Town Health is principally engaged in the provision of management service for private medical and dental practices and integrated healthcare service for the general public in Hong Kong.

For HKHC, Town Health is a connected person of HKHC by virtue of Dr. Choi (being the Town Health Director and having an indirect interest in Town Health through his 49.9% interest in Broad Idea International Limited which owns 51.56% in Town Health) who is a father of Miss Choi Ka Yee, Crystal, being the HKHC Director and therefore the Option Agreement constitutes a connected transaction of HKHC under Chapter 14A of the Listing Rules. Pursuant to the Listing Rules, the Option Agreement is subject to the Independent HKHC Shareholders' approval at the HKHC SGM, voting by way of poll. Miss Choi Ka Yee, Crystal and her associates will be required to abstain from voting in respect of the resolution to approve the Option Agreement and transactions contemplated thereunder at the HKHC SGM.

For the SP Agreement, as Dr. Choi is a substantial shareholder of the JV Co. which is a subsidiary of HKHC, the SP Agreement constitutes a discloseable and connected transaction of HKHC but is exempt from the Independent HKHC Shareholders' approval under Rule 14A.32 of the Listing Rules.

An Independent Board Committee will be established to advise the Independent HKHC Shareholders in relation to the terms of the Option Agreement and the Whitewash Waiver. HKHC will appoint an independent financial adviser to advise the Independent Board Committee and the Independent HKHC Shareholders in respect of the terms of the Option Agreement and the Whitewash Waiver. Further announcement will be made for the appointment of the independent financial adviser.

A circular containing, among other things, details regarding (i) the Tranche II Placing Agreement; (ii) the CB Placing Agreement; (iii) the Option Agreement; (iv) the Whitewash Waiver; (v) the letter of recommendation from the Independent Board Committee; (vi) the letter from the independent financial adviser to the Independent Board Committee and Independent HKHC Shareholders; and (vii) a notice of the HKHC SGM will be despatched to the HKHC Shareholders as soon as practicable in accordance to the Listing Rules and the Takeovers Code.

For Town Health, the Grant of Option is classified as if the Option had been exercised at Town Health's discretion and accordingly constitute a discloseable transaction with reference to the applicable ratio under Rules 19.74 of the GEM Listing Rules.

A circular containing, among other things, details regarding the Option Agreement will be despatched to Town Health Shareholders as soon as practicable in accordance to the GEM Listing Rules.

The existing authorised share capital of HKHC consists of 30,000,000,000 HKHC Shares out of which 2,629,771,468 HKHC Shares are issued and fully paid up as at the date of this announcement. Save for the options as may be granted under the share option scheme of HKHC, the TA Convertible Bonds, the Tranche I Placing Shares, the Tranche II Placing Shares, the Convertible Bonds I and the Convertible Bond II upon exercise of the Option, there are no options, rights to acquire, or any other form of security or encumbrance on, over or affecting any part of the unissued share capital of HKHC as at the date of this announcement.

Application will be made by HKHC to the Listing Committee of the Stock Exchange for the grant of the listing of, and permission to deal in, the Tranche I Placing Shares, Tranche II Placing Shares and the Conversion Shares falling to be issued upon exercise of the conversion rights attaching to the Convertible Bond I and the Convertible Bond II.

The Tranche I Placing, Tranche II Placing, CB Placing and Grant of Option may or may not proceed, HKHC Shareholders and potential investors are advised to exercise caution when dealing in the HKHC Shares. Town Health Shareholders and potential investors are advised to exercise caution when dealing in the shares of Town Health.

SUSPENSION AND RESUMPTION OF TRADING

At the request of HKHC, trading in the HKHC Shares on the Stock Exchange has been suspended from 9:30 a.m. on 26 March 2007 pending the release of this announcement. Application has been made to the Stock Exchange for the resumption of trading in the HKHC Shares on the Stock Exchange from 9:30 a.m. on 12 April 2007.

At the request of Town Health, trading in the shares of Town Health on GEM has been suspended from 9:30 a.m. on 26 March 2007 pending the release of this announcement. Application has been made to the Stock Exchange for the resumption of trading in the shares of Town Health on GEM from 9:30 a.m. on 12 April 2007.

THE TRANCHE I PLACING AGREEMENT

Date

Issuer
HKHC

Placing Agent
The Placing Agent has conditionally agreed to place in aggregate of 220,000,000 Tranche I Placing Shares on a fully underwritten basis and will receive a placing commission of 2.50% on the gross proceeds of the Tranche I Placing. The HKHC Directors (including the independent non-executive HKHC Directors) are of the view that the placing commission is fair and reasonable and in the interest of HKHC and HKHC Shareholders as a whole.

The Placing Agent and its ultimate beneficial owners are third parties independent of HKHC and its connected persons (as defined in Listing Rules).

Placees
1. Kong Kam Yu Sammy *(Note 1)*;

2. BIO Garden Inc. *(Notes 1 & 2)*;

3. Best China Limited *(Note 3)*; and

4. More Distribution Limited *(Note 4)* .

Notes:

1. The Shares to be issued to them will be placed by a sub-placing agent.

2. BIO Garden Inc. is incorporated in the British Virgin Islands, which is wholly owned by Kong Kam Yu Sammy, who is a third party independent of HKHC and its connected person (as defined in Listing Rules).

3. Best China Limited is beneficially owned by Mrs. Chu Yuet Wah, a third party independent of HKHC and its connected person (as defined in Listing Rules).

4. More Distribution Limited is beneficially owned by Ms. Wang Chao, Julia, a third party independent of HKHC and its connected person (as defined in Listing Rules).

HKHC confirms that each of the Placees and whose ultimate beneficial owners are third parties independent of HKHC and its connected persons (as defined in the Listing Rules), and not acting in concert with any of Town Health, Top Act, Dr. Choi or Miss Choi Ka Yee, Crystal. It is not expected that any individual Placee will become a substantial HKHC Shareholder (as defined under the Listing Rules) immediately after the Tranche I Placing.

Tranche I Placing Shares
The Tranche I Placing Shares represent approximately 8.37% of the existing issued share capital of HKHC of 2,629,771,468 HKHC Shares and approximately 7.72% of HKHC's issued share capital of 2,849,771,468 HKHC Shares as enlarged by the Tranche I Placing.

Ranking of Tranche I Placing Shares
The Tranche I Placing Shares will rank, upon issue, pari passu in all respects with the HKHC Shares in issue on the date of allotment and issue of the Tranche I Placing Shares.

Tranche I Placing Price
The Tranche I Placing Price of HK$0.19 represents a discount of approximately 19.08% to the benchmarked price of the HKHC Shares, which is the higher of (i) the closing price of HK$0.226 on the Last Trading Day, being the latest trading day before the date of this announcement; and (ii) the average closing price of HK$0.2348 in the last 5 trading days prior to the date of the Tranche I Placing Agreement. The Tranche I Placing Price of HK$0.19 also represents a discount of 8.35% to the average closing price of HK$0.2073 in the last 10 trading days prior to the date of the Tranche I Placing Agreement.

The Tranche I Placing Price was determined with reference to the prevailing market price of the HKHC Share and was negotiated on an arm's length basis between HKHC and the Placing Agent. The HKHC Directors (including the independent non-executive HKHC Directors) consider that the terms of the Tranche I Placing are fair and reasonable based on the current market conditions and in the interests of HKHC and the HKHC Shareholders as a whole.

General Mandate
The Tranche I Placing Shares will be issued under the general mandate to allot, issue and deal with HKHC Shares granted to the HKHC Directors by resolution of the HKHC Shareholders passed at the annual general meeting of HKHC held on 31 August 2006 subject to the limit up to 20% of the then issued share capital of HKHC (i.e. 231,903,371 HKHC Shares). As at the date of this announcement, none of the HKHC Shares has been issued under the general mandate.

Conditions of the Tranche I Placing
Completion of the Tranche I Placing is conditional upon:

(i) the Listing Committee of the Stock Exchange granting or agreeing to grant the listing of, and permission to deal in, the Tranche I Placing Shares under the Tranche I Placing; and

(ii) the obligations of the Placing Agent under the Tranche I Placing Agreement becoming unconditional and not being terminated in accordance with the terms of the Tranche I Placing Agreement, including provisions regarding force majeure event.

Termination and force majeure
The Placing Agent may, in its reasonable opinion, terminate the Tranche I Placing Agreement by notice in writing to HKHC at any time up to 8:00 a.m. on the date for the completion of the Tranche I Placing if:

(1) there is any change in national, international, financial, exchange control, political, economic conditions in Hong Kong which in the reasonable opinion of the Placing Agent would be materially adverse in the consummation of the Tranche I Placing; or

(2) there is any breach of the warranties, representations and undertakings given by HKHC in the Tranche I Placing Agreement and such breach is considered by the Placing Agent on reasonable grounds to be material in the context of the Tranche I Placing; or

(3) there is any material change (whether or not forming part of a series of changes) in market conditions which in the reasonable opinion of the Placing Agent would materially and prejudicially affect the Tranche I Placing or makes it inadvisable or inexpedient for the Tranche I Placing to proceed; or

(4) any statement contained in this announcements (other than in relation to Town Health) has become or been discovered to be untrue, incorrect or misleading in any material respect which in the opinion of the Placing Agent would be materially adverse in the consummation of the Tranche I Placing.

HKHC may, in its reasonable opinion, after consultation with the Placing Agent, terminate the Tranche I Placing Agreement by notice in writing to the Placing Agent at any time up to 8:00 a.m. on the date for the completion of the Tranche I Placing if there is a breach of the warranties, representations and undertakings given by the Placing Agent in the Tranche I Placing Agreement and such breach is considered by HKHC on reasonable grounds to be material.

The HKHC Directors are not aware of the occurrence of any of such events as at the date of this announcement.

Completion of the Tranche I Placing
The condition set out in the Tranche I Placing Agreement is expected to be fulfilled on or before 20 April 2007, or such later date as may be agreed by HKHC and the Placing Agent and the completion of the Tranche I Placing will take place on the fourth business day after the Tranche I Placing Agreement has become unconditional.

THE TRANCHE II PLACING AGREEMENT
Date
29 March 2007

Issuer
HKHC

Placing Agent
The Placing Agent has conditionally agreed to place in aggregate of 560,000,000 Tranche II Placing Shares on a fully underwritten basis and will receive a placing commission of 2.5% on the gross proceeds of the Tranche II Placing upon completion of the Tranche II Placing. The HKHC Directors (including the independent non-executive HKHC Directors) are of the view that the placing commission is fair and reasonable and in the interest of HKHC and HKHC Shareholders as a whole.

The Placing Agent and its ultimate beneficial owners are third parties independent of HKHC and its connected persons (as defined in Listing Rules).

Placees
1. ABN AMRO Bank N.V. (London Branch) *(Note 1)*;

2. Galaxy Asset Management (HK) Limited – Galaxy China Opportunities Fund;

3. Atlantis Investment Management Limited *(Note 2)*; and

4. China Assets (Holdings) Limited *(Note 3)*.

Notes:

1. ABN AMRO Bank N.V. will hold the HKHC Shares as principal

2. Atlantis Investment Management Limited will be placed by a sub-placing agent. The beneficial owner of Atlantis Investment Management Limited is Atlantis China Fortune Fund which is a public listed fund registered in Dublin.

3. China Assets (Holdings) Limited (stock code: 170) is a company incorporated in Hong Kong with limited liability and the issued shares of which are listed on the main board of the Stock Exchange.

HKHC confirms that each of the Placees is a third party independent of HKHC and its connected persons (as defined in the Listing Rules), and not acting in concert with any of Town Health, Top Act, Dr. Choi or Miss Choi Ka Yee, Crystal. It is not expected that any individual Placee will become a substantial HKHC Shareholder (as defined under the Listing Rules) immediately after the Tranche II Placing.

Tranche II Placing Shares
The Tranche II Placing Shares represent approximately 21.29% of the existing issued share capital of HKHC of 2,629,771,468 HKHC Shares and approximately 17.56% of HKHC's issued share capital of 3,189,771,468 HKHC Shares as enlarged by the Tranche II Placing and approximately 16.42% of HKHC's issued share capital of 3,409,771,468 HKHC Shares as enlarged by Tranche I and Tranche II Placing.

Ranking of Tranche II Placing Shares
The Tranche II Placing Shares will rank, upon issue, pari passu in all respects with the HKHC Shares in issue on the date of allotment and issue of the Tranche II Placing Shares.

Tranche II Placing Price
The Tranche II Placing Price of HK$0.19 per HKHC Share represents (i) a discount of approximately 15.93% to the closing price of HK$0.226 on the Last Trading Day, being the latest trading day before the date of this announcement; (ii) a discount of approximately 19.08% to the average closing price of HK$0.2348 in the last 5 trading days prior to the date of the Tranche II Placing Agreement; and (iii) a discount of 8.35% to the average closing price of HK$0.2073 in the last 10 trading days prior to the date of the Tranche II Placing Agreement.

The Tranche II Placing Price was determined with reference to the prevailing market price of the Share and was negotiated on an arm's length basis between HKHC and the Placing Agent. The HKHC Directors (including the independent non-executive HKHC Directors) consider that the terms of the Tranche II Placing are fair and reasonable based on the current market conditions and in the interests of HKHC and the HKHC Shareholders as a whole.

Conditions of the Tranche II Placing
Completion of the Tranche II Placing is conditional upon:

(i) the Listing Committee of the Stock Exchange granting or agreeing to grant the listing of, and permission to deal in, the Tranche II Placing Shares;

(ii) the passing of a resolution by the HKHC Shareholders approving the allotment and issue of the Tranche II Placing Shares at the HKHC SGM; and

(ii) the obligations of the Placing Agent under the Tranche II Placing Agreement becoming unconditional and not being terminated in accordance with the terms of the Tranche II Placing Agreement, including provisions regarding force majeure event.

Termination and force majeure

The Placing Agent may, in its reasonable opinion, terminate the Tranche II Placing Agreement by notice in writing to HKHC at any time up to 8:00 a.m. on the date for the completion of the Tranche II Placing if:

(i) there is any change in national, international, financial, exchange control, political, economic conditions in Hong Kong which in the reasonable opinion of the Placing Agent would be materially adverse in the consummation of the Tranche II Placing; or

(ii) there is any breach of the warranties, representations and undertakings given by HKHC in the Tranche II Agreement and such breach is considered by the Placing Agent on reasonable grounds to be material in the context of the Tranche II Placing; or

(iii) there is any material change (whether or not forming part of a series of changes) in market conditions which in the reasonable opinion of the Placing Agent would materially and prejudicially affect the Tranche II Placing or makes it inadvisable or inexpedient for the Tranche II Placing to proceed; or

(iv) any statement contained in this announcements (other than in relation to Town Health) has become or been discovered to be untrue, incorrect or misleading in any material respect which in the opinion of the Placing Agent would be materially adverse in the consummation of the Tranche II Placing.

HKHC may, in its reasonable opinion, after consultation with the Placing Agent, terminate the Tranche II Placing Agreement by notice in writing to the Placing Agent at any time up to 8:00 a.m. on the date for the completion of the Tranche II Placing if there is a breach of the warranties, representations and undertakings given by the Placing Agent in the Tranche II Placing Agreement and such breach is considered by HKHC on reasonable grounds to be material.

The HKHC Directors are not aware of the occurrence of any of such events as at the date of this announcement.

Completion of the Tranche II Placing

The conditions set out in the Placing Agreement is expected to be fulfilled on or before 31 May 2007, or such later date as may be agreed by HKHC and the Placing Agent and the completion of the Tranche II Placing will take place on the fourth business day after the Tranche II Placing Agreement has become unconditional.

THE CB PLACING AGREEMENT

On 29 March 2007, HKHC and the Placing Agent also entered into the CB Placing Agreement pursuant to which the Placing Agent agreed to place, on a best effort basis, up to an aggregate principal amount of HK$250,000,000 Convertible Bonds I.

Placing agent:

Kingston Securities Limited is the placing agent for the CB Placing and will be entitled to receive a placing commission of 2.5% of the gross proceeds of the Convertible Bonds I to be placed by it.

The Placing Agent and its ultimate beneficial owners are third parties independent of, and not connected with, HKHC and its connected persons (as defined in Listing Rules).

Placees:

The Placing Agent shall procure that each of the Placees of the Convertible Bonds I to be placed, will be a third party independent of HKHC and its connected persons (as defined in the Listing Rules) and not acting in concert with any of Town health, Top Act, Dr. Choi or Miss Choi Ka Yee, Crystal.

Conversion Shares falling to be issued upon exercise in full of the conversion rights attaching to the Convertible Bonds I

Assuming that the maximum aggregate principal amount of the Convertible Bonds I (i.e. HK$250,000,000) are placed under the CB Placing, upon exercise in full of the conversion rights attaching to the Convertible Bonds I, an aggregate of 1,000,000,000 Conversion Shares would fall to be allotted and issued by HKHC at the initial conversion price of HK$0.25 per Conversion Share, which will represent (i) approximately 38.03% of the existing issued share capital of HKHC comprising 2,629,771,468 HKHC Shares; (ii) approximately 35.09% of the issued share capital of HKHC as enlarged by the Tranche I Placing; (iii) approximately 29.33% of the issued share capital of HKHC as enlarged by the Tranche I Placing and the Tranche II Placing; and (iv) approximately 22.68% of the issued share capital of HKHC as enlarged by the Tranche I Placing, the Tranche II Placing and the CB Placing.

The Conversion Shares falling to be issued upon exercise of the conversion rights attaching to the Convertible Bonds I will, when issued, rank pari passu with all other HKHC Shares in issue as at the date of allotment and issue of such Conversion Shares.

Conditions
The CB Placing is conditional upon:

(i) the Listing Committee of the Stock Exchange granting approval of the issue of the Convertible Bonds I (if required) and the listing of, and permission to deal in the Conversion Shares falling to be issued on the exercise of the conversion rights attaching to the Convertible Bonds I either unconditionally or subject to conditions to which the Placing Agent may accept; and

(ii) the HKHC Shareholders passing at the HKHC SGM the resolution approving the allotment and issue the Conversion Shares falling to be issued upon the exercise of the conversion rights attaching to the Convertible Bonds I.

If any of the above conditions are not fulfilled at or before 5:00 p.m. (Hong Kong time) on 31 May 2007 or such later time or date as may be agreed between the Placing Agent and HKHC in writing, the Placing Agent may, at any time thereafter, terminate its obligations under the CB Placing Agreement by notice in writing to HKHC, whereupon the obligations of the Placing Agent under this CB Placing Agreement shall forthwith cease and terminate and neither HKHC nor the Placing Agent shall have any claim against any of the others, save for any antecedent breach thereof.

Completion

At any time up to the one-month period commencing from the date of fulfillment of conditions of the CB Placing Agreement, the Placing Agent can at any time, by giving not less than 5 business days' written notice in advance, call for HKHC to issue Convertible Bonds I up to an aggregate principal amount of HK$250,000,000. Each call shall not be less than HK$10,000,000.

PRINCIPAL TERMS OF THE CONVERTIBLE BONDS I

Issuer:	HKHC
Aggregate principal amount:	HK$250,000,000
Maturity date:	the date falling on the 4th anniversary of the date of issue of the Convertible Bonds I. Any unredeemed and unconverted Convertible Bonds I will be redeemed at 100% of the outstanding principal amount together with any accrued interest in cash.
Initial conversion price:	HK$0.25 per Conversion Share The initial conversion price was determined on an arm's length basis between HKHC and the Placing Agent with reference to, among other things, the recent performance of the HKHC Share price. The initial conversion price is subject to adjustments, including consolidation or subdivision of HKHC Shares, rights issue, extraordinary stock or cash distribution, and other dilutive events, which may or may not occur. The conversion price of HK$0.25 per Share represents: (i) a premium of approximately 10.62% over the closing prices of HK$0.226 per Share on the Last Trading Day, being the latest trading day before the date of this announcement; and (ii) a premium of approximately 6.47% over the average of the closing prices of HK$0.2348 per Share in the last 5 trading days prior to the date of the CB Placing Agreement; and (iii) a premium of 20.60% over the average of the closing price of HK$0.2073 per Share in the last 10 trading days prior to the date of the CB Placing Agreement. The holders of the Convertible Bonds I shall have the right at any time after the date of issue of the Convertible Bonds I to convert any outstanding amount of the Convertible Bonds I at denomination of HK$10,000,000 each into the Conversion Shares at the then applicable conversion price, unless the amount remaining on exercise of the conversion rights shall be less than HK$10,000,000 and in such event, the entire outstanding amount shall be converted.
Ranking:	The Conversion Shares, when allotted and issued, will rank pari passu in all respects with the other HKHC Shares in issue as at the date of issue of such Conversion Shares

Interest:	2% per annum payable half yearly in arrears
Transferability:	The Convertible Bonds I may be transferred to any third party without the prior written consent of HKHC. None of the Convertible Bonds I may be transferred to a "connected person" (as defined in the Listing Rules) of HKHC. HKHC shall give notice to the Stock Exchange for any transfer of the Convertible Bonds I and shall state whether any connected person (as defined in the Listing Rules) of HKHC is involved.
Voting rights:	The Convertible Bonds I do not confer any voting rights at general meetings of HKHC on the holder(s) of the Convertible Bonds I
Events of default:	On the occurrence of certain events of default specified in the Convertible Bonds I (e.g. liquidation), each of the holders of the Convertible Bonds I shall be entitled to demand for immediate repayment of the principal amount outstanding and accrued but unpaid interest under the relevant Convertible Bonds I
Listing:	No application will be made for the listing of the Convertible Bonds I on the Stock Exchange or any other stock exchange.

OTHER INFORMATION ON THE PLACING AND THE CB PLACING

Reasons for the Placing and the CB Placing

The HKHC Directors consider the timing of the fund raising by the Placing and the CB Placing are appropriate as the recent stock market has shown strong sentiment and the Placing and the CB Placing will be attractive to the potential investors. The HKHC Directors consider that notwithstanding that the Placing and the CB Placing will result in the dilution of the existing shareholding interest of the HKHC Shareholders, the Placing and the CB Placing represent an opportunity to raise capital for HKHC to enhance the general working capital base and the existing business of the Group and to further strengthen and develop the services arm of the HKHC Group.

Use of proceeds

The Placing

The gross proceeds from the Tranche I Placing will be approximately HK$41.8 million and the net proceeds, after deduction of related expenses, will be approximately HK$40.4 million. The gross proceeds from the Tranche II Placing will be approximately HK$106.4 million and the net proceeds after deduction of related expenses, will be approximately HK$103.4 million. The gross proceeds in aggregate from the Placing will be approximately HK$148.2 million and the net proceeds of approximately HK$143.8 million from the Placing are intended to be used as to (i) HK$80 million for potential acquisition if opportunities arise; (ii) as to HK$30 million for the expansion and enhancement of the HKHC Group's health check centre in Hong Kong which provides health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services in Hong Kong; (iii) as to HK$20 million for the preliminary development of health check service in the PRC; and (iv) the remaining balance as general working capital purpose. The net proceeds raised per HKHC Share upon the completion of both the Tranche I Placing and the Tranche II Placing will be approximately HK$0.1844 per HKHC Share.

CB Placing

The maximum gross and net proceeds (after deduction of related expenses) from the CB Placing will be approximately HK$250 million and HK$244 million, respectively. The net proceeds are expected to be applied towards the expansion of HKHC Group's new centre for the provision of health check, advanced diagnostic services, day care observation services and medical laboratory related services, and the establishment of similar centres at other locations in Hong Kong and the PRC. In the event that such expansion and establishment of the proposed new centres are not implemented, such net proceeds will be used as general working capital for HKHC Group.

Fund raising activities of HKHC in the past 12 months

Date of announcement	Transaction	Net proceeds raised (approximately)	Intended use of proceeds	Actual use of proceeds
21 November 2006	Placing of convertible notes to not less than 6 placees *(Note)*	HK$19 million	To be used for the expansion and enhancement of the HKHC Group's health check centre in Hong Kong which provides health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services in Hong Kong.	Used for the enhancement of the HKHC group's health check centre in Hong Kong, as general working capital for HKHC and for the acquisition of medical related business
4 September 2006	Placing of convertible notes to not less than 6 placees *(Note)*	HK38 million	To be used for the expansion and enhancement of the HKHC Group's health check centre in Hong Kong which provides health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services in Hong Kong.	Used for the enhancement of the HKHC group's health check centre in Hong Kong, as general working capital for HKHC and for the acquisition of medical related business

Note: These convertible notes had been fully converted into the existing issued HKHC Shares as at the date of this announcement.

THE OPTION AGREEMENT

On 29 March 2007, HKHC entered into the Option Agreement with Top Act, a wholly owned subsidiary of Town Health. Pursuant to the Option Agreement, HKHC has agreed to grant the Option to Top Act at a nominal consideration of HK$1.00. Pursuant to the Option Agreement, Top Act shall be entitled to require HKHC to issue Convertible Bond II in an aggregate principal amount of HK$500,000,000 during the Option Period.

Conditions

The Grant of Option and its completion are conditional upon the fulfillment of the following conditions:

(a) the Stock Exchange shall have approved the Grant of Option and the issue of the Convertible Bond II either unconditionally or subject to conditions to which neither HKHC nor Top Act shall reasonably object and the satisfaction of such conditions;

(b) the Listing Committee of the Stock Exchange shall have granted (either unconditionally or subject to conditions to which neither HKHC nor Top Act shall reasonably object) listing of and permission to deal in the Conversion Shares to be issued upon the exercise of the conversion rights attaching to the Convertible Bond II;

(c) if necessary, the passing by the Independent HKHC Shareholders of the necessary resolution by way of poll at the HKHC SGM approving the Whitewash Waiver, and the granting of the Whitewash Waiver by the Executive in accordance with the Takeovers Code;

(d) if necessary, the passing by the Independent HKHC Shareholders of the necessary resolution by way of poll at the HKHC SGM approving the Option Agreement, the issue of the Convertible Bond II and the transactions contemplated thereunder including but not limited to the allotment and issue of the Conversion Shares;

(e) if necessary, the passing by the independent Town Health Shareholders of the necessary resolution by way of poll at an extraordinary meeting of Town Health approving the Option Agreement and the transactions contemplated thereunder;

(f) if necessary, the Bermuda Monetary Authority having granted its permission for the issue of the Convertible Bond II and the Conversion Shares;

(g) all necessary approval, licenses, authorisations and consents required to be obtained on the part of HKHC and Top Act in relation to the Option Agreement and the transactions contemplated hereunder having been obtained; and

(h) no event having occurred or occurring which would constitute an event of default under the Option Agreement.

None of the conditions above would be waived by HKHC and Top Act. If any of the above conditions are not fulfilled on or before 5:00 p.m. on 31 May 2007 or such later date as may be agreed between Top Act and HKHC, the Option Agreement will lapse and become null and void and the parties shall be released from all obligations hereunder, save the liabilities for any antecedent breaches thereof.

Completion

Subject to fulfillment of the conditions of the Option Agreement and exercise of the Option, completion shall take place at 3:00 p.m. on the third business day following the notice served by Top Act to HKHC for exercise of the Option (or such other date as may be agreed between HKHC and Top Act in writing).

Principal terms of the Convertible Bond II

Issuer:	HKHC
Principal amount:	HK$500,000,000
Maturity date:	the date falling on the 4th anniversary of the date of issue of the Convertible Bond II. Any unredeemed and unconverted Convertible Bonds II will be redeemed at 100% of the outstanding principal amount together with any accrued interest in cash. HKHC shall be entitled at any time while the Convertible Bond II is outstanding to redeem the Convertible Bond II or any part thereof in multiples of HK$10,000,000 together with a sum equivalent to the interest accrued on the amount redeemed up to the date of redemption. The Convertible Bond II or any part thereof redeemed shall be forthwith cancelled.
Initial conversion price:	HK$0.25 per Conversion Share The initial conversion price was determined on an arm's length basis respectively between HKHC and Town Health with reference to, among other things, the performance of the HKHC Share price. The initial conversion price is subject to adjustments, including consolidation or subdivision of HKHC Shares, rights issue, extraordinary stock or cash distribution, and other dilutive events, which may or may not occur. The conversion price of HK$0.25 represents: (i) a premium of approximately 10.62% over the closing price of HK$0.226 on the Last Trading Day, being the latest trading day before the date of this announcement; (ii) a premium of approximately 6.47% over the average closing price of HK$0.2348 in the last 5 trading days prior to the date of the Option Agreement; and (iii) a premium of 20.60% over the average closing price of HK$0.2073 in the last 10 trading days prior to the date of the Option Agreement. The holders of the Convertible Bond II shall have the right at any time after the date of issue of the Convertible Bond II to convert any outstanding amount of the Convertible Bond II at denomination of HK$10,000,000 each (or such lesser amount as may represent the entire principal amount thereof) into the Conversion Shares at the conversion price
Ranking:	The Conversion Shares, when allotted and issued will rank pari passu in all respects with the other HKHC Shares in issue as at the date of issue of the Conversion Shares
Interest:	2% per annum on the principal amount of the Convertible Bond II outstanding payable half yearly in arrears
Transferability:	The Convertible Bond II may be transferable in whole multiples of HK$10,000,000 (or such lesser amount as may represent the entire principal amount thereof) provided always that no transfer or assignment of the Convertible Bond II shall be made to any connected person (as defined in the Listing Rules) of HKHC

Voting rights:	The Convertible Bond II does not confer any voting rights at general meetings of HKHC on the holder(s) of the Convertible Bond II
Events of default:	On the occurrence of certain events of default specified in the Convertible Bond II (e.g. liquidation), the holder(s) of the Convertible Bond II shall be entitled to demand for immediate repayment of the principal amount outstanding and accrued but unpaid interest under the relevant Convertible Bond II
Listing:	No application will be made for the listing of the Convertible Bond II on the Stock Exchange or any other stock exchange.

Upon exercise in full of the conversion rights attaching to such Convertible Bond II, an aggregate of 2,000,000,000 Conversion Shares would fall to be allotted and issued by HKHC at the initial conversion price of HK$0.25 per Conversion Share, which would represent (i) approximately 76.05% of the existing issued share capital of HKHC comprising 2,629,771,468 Shares; (ii) approximately 45.35% of the issued share capital of HKHC as enlarged by the Tranche I Placing, Tranche II Placing and, CB Placing; and (iii) approximately 31.20% of the issued share capital of HKHC as enlarged by the Tranche I Placing, the Tranche II Placing, the CB Placing and the Grant of Option.

Reason for the Grant of Option

In view that HKHC has been allied with Town Health in expanding its principal business of provision of healthcare and medical checks services, HKHC would like to maintain a good business relationship with Town Health. Taking into account the dilution effect arising from the Placing and CB Placing, HKHC grants the Option to Top Act, an indirect wholly owned subsidiary of Town Health, to minimise the dilution effect on the voting rights of Top Act in the event the TA Convertible Bond has been exercised in full. The HKHC Directors consider the Option Agreement is fair and reasonable and in the interest of HKHC and the HKHC Shareholders as a whole. An Independent Board Committee will be established to advise the Independent HKHC Shareholders and an independent financial adviser will be appointed to advise the Independent Board Committee and Independent HKHC Shareholders in respect of the Grant of Option.

The Town Health Directors (including the independent non-executive Town Health Directors) consider the Option Agreement is fair and reasonable and in the interest of Town Health and Town Health Shareholders as a whole.

Use of proceeds

The net proceeds from the exercise of the Option will be approximately HK$499 million which are expected to be applied towards the expansion of HKHC Group's new centre for the provision of health check, advanced diagnostic services, day care observation services and medical laboratory related services, and the establishment of similar centres at other locations outside Hong Kong. In the event that such expansion and establishment of the proposed new centres are not implemented, such net proceeds will be used as general working capital for HKHC Group.

INFORMATION ON TOP ACT AND TOWN HEALTH

Top Act is an indirect wholly owned subsidiary of Town Health. Town Health became listed on GEM on 18 October 2000 and is principally engaged in the (i) provision of healthcare and dental services; (ii) sale of healthcare and pharmaceutical products; and (iii) investment in a number of companies in the healthcare industry.

Town Health is currently owned as to (i) 51.56% of its issued share capital by Broad Idea International Limited which is beneficially owned by Dr. Cho Kwai Chee as to 50.1% and Dr. Choi as to 49.9% respectively; (ii) 0.05% of its issued share capital by Dr. Fung Yiu Tong, Bennet, the executive director of both HKHC and Town Health; and (iii) the remaining 48.39% of its issued share capital by the public.

WHITEWASH WAIVER

Before the Grant of Option, Top Act, save for the TA Convertible Bond granted on 23 February 2006 exercisable into 1,463,414,634 Conversion Shares at the conversion price of HK$0.041 (details has been set out in HKHC's announcement dated 6 March 2006), has no shareholding interest in HKHC, and its concert party, namely Miss Choi Ka Yee, Crystal, was interested in 100,000,000 HKHC Shares representing approximately 3.8% of the existing issued share capital of HKHC as at the date of this announcement.

Assuming Top Act has exercised the TA Convertible Bond in full, Top Act and its concert parties together were interested in 1,563,414,634 HKHC Shares, representing 38.20% of the issued share capital of HKHC as enlarged by the TA Convertible Bond, and would be required to make conditional mandatory general offers for all the issued HKHC Shares, convertible notes and options of HKHC not already owned or agreed to be acquired by Top Act and its parties acting in concert. A whitewash waiver in respect of the conversion of the TA Convertible Bond has been granted by the Executive to Top Act on 3 February 2006 and the relevant approval has been obtained from the then Independent HKHC Shareholders at the special general meeting of HKHC held on 13 February 2006 for waiving the obligation under Rule 26 of the Takeovers Code arising from the exercise of the TA Convertible Bond.

Assuming Top Act has exercised the TA Convertible Bond in full immediately after completion of the Tranche I Placing and Tranche II Placing (but before exercise of the Option and the completion of the CB Placing), Top Act and its parties acting in concert will be interested in 1,563,414,634 HKHC Shares, representing approximately 32.08% of the then issued share capital of HKHC as enlarged by Tranche I Placing Shares, Tranche II Placing Shares and the exercise of TA Convertible Bond in full. A whitewash waiver in respect of the conversion of the TA Convertible Bond, which is stated in the previous paragraph has been granted and approved by the Executive and Independent HKHC Shareholders respectively.

Scenario 1:
Before the conversion of the TA Convertible Bond and the completion of the CB Placing, if Top Act has exercised the Option and exercised the conversion rights attaching to the Convertible Bond II in full immediately after completion of the Tranche I Placing and Tranche II Placing, Top Act and its parties acting in concert will be interested in 2,100,000,000 HKHC Shares, representing 38.82% of the issued share capital of HKHC enlarged by the Placing and Convertible Bond II exercised in full.

Scenario 2:
Before the conversion of the TA Convertible Bond but after the completion of the CB Placing, if Top Act has exercised the Option and exercised the conversion rights attaching to the Convertible Bond II in full immediately after completion of the Tranche I Placing, Tranche II Placing, and the conversion of Convertible Bonds I in full, Top Act and its parties acting in concert will be interested in 2,100,000,000 HKHC Shares, representing 32.76% of the issued share capital of HKHC enlarged by the Placing, and the Convertible Bond I and the Convertible Bond II exercised in full.

Scenario 3:
Assuming Top Act has exercised the TA Convertible Bond in full immediately after completion of the Tranche I Placing and Tranche II Placing (but before exercise of the Option and the completion of the CB Placing), Top Act and its parties acting in concert will be interested in 1,563,414,634 HKHC Shares, representing approximately 32.08% of the then issued share capital of HKHC as enlarged by Tranche I Placing Shares, Tranche II Placing Shares and the exercise of TA Convertible Bond in full. The immediate exercise of the Option and the exercise of the Convertible Bond II in full will increase the shareholding of Top Act and its parties acting in concert to 3,563,414,634 HKHC Shares, representing approximately 51.85% of the then issued share capital of HKHC as enlarged by the Tranche I Placing Shares, Tranche II Placing Shares, the exercise of TA Convertible Bond in full and the Conversion Shares under the Convertible Bond II, or representing approximately 45.26% of the then issued share capital of HKHC as enlarged by the Tranche I Placing Shares, Tranche II Placing Shares, the exercise of TA Convertible Bond in full and the Conversion Shares under both Convertible Bond I and Convertible Bond II, in either event resulting in an increase of more than 2% from its holding of approximately 32.08% before.

Under each of the above scenario 1, scenario 2 and scenario 3, Top Act and its parties acting in concert will be required under Rule 26 of the Takeovers Code to make conditional mandatory general offers for all the issued HKHC Shares, convertible notes and options of HKHC not already owned or agreed to be acquired by Top Act and its parties acting in concert. Top Act will make an application to the Executive pursuant to Note 1 on Dispensations from Rule 26 of the Takeovers Code for the Whitewash Waiver, which if granted, would be subject to the approval of the Independent HKHC Shareholders on a vote to be taken by way of a poll in which Top Act, Miss Choi Ka Yee, Crystal or any party acting in concert with any of them and those who are involved in or interested in the Grant of Option shall be required to abstain from voting. If the Whitewash Waiver is granted and approved by the Independent HKHC Shareholders, the obligation of Top Act and its parties acting in concert to make conditional mandatory general offers arising from the conversion of Convertible Bonds II under Rule 26 of the Takeovers Code will be waived. The Whitewash Waiver may or may not be granted. **If the Whitewash Waiver is not granted, the Option Agreement will lapse and the Grant of Option will not proceed.**

Save for the Option Agreement, the TA Convertible Bond and the shareholding interest of 100,000,000 HKHC Shares held by Miss Choi Ka Yee, Crystal, neither Top Act, Town Health, Dr. Choi, Miss Choi Ka Yee, Crystal nor any of their respective parties acting in concert are interested in any HKHC Shares or has dealt in HKHC Shares during the past 6 months preceding the date of the Option Agreement and during the period between the date of the Option Agreement and this announcement.

SHAREHOLDING STRUCTURE OF HKHC

The table 1 and table 2 set out below show the effect of shareholding of HKHC as a result of the completion of the Tranche I Placing, Tranche II Placing, conversion of the TA Convertible Bonds, Convertible Bond I and/or Convertible Bond II in full under different scenarios:

Table 1:

	As at the date of this Announcement		Upon completion of the Tranche I Placing		Upon completion of the Tranche I Placing and the Tranche II Placing		Upon completion of the Tranche I Placing, the Tranche II Placing and assuming all TA Convertible Bonds are converted in full		Upon completion of the Tranche I Placing, the Tranche II Placing and assuming all TA Convertible Bonds and Convertible Bond II are converted in full	
	HKHC Shares	*Approximate %*	*HKHC Shares*	*Approximate %*	*HKHC Shares*	*Approximate %*	*HKHC Shares*	*Approximate %*	*HKHC Shares*	*Approximate %*
Top Act Group Limited							1,463,414,634	30.03	3,463,414,634	50.39
Choi Ka Yee Crystal *(Note 1)*	100,000,000	3.80	100,000,000	3.51	100,000,000	2.93	100,000,000	2.05	100,000,000	1.46
Public:										
Best China Limited *(Note 2)*			130,000,000	4.56	130,000,000	3.81	130,000,000	2.67	130,000,000	1.89
More Distribution Limited *(Note 3)*			70,000,000	2.46	70,000,000	2.05	70,000,000	1.44	70,000,000	1.02
BIO Garden Inc. *(Note 4)*			2,000,000	0.07	2,000,000	0.06	2,000,000	0.04	2,000,000	0.03
Kong Kam Yu Sammy			18,000,000	0.63	18,000,000	0.53	18,000,000	0.37	18,000,000	0.26
ABN AMRO Bank N.V. (London Branch)					180,000,000	5.28	180,000,000	3.69	180,000,000	2.62
Galaxy Asset Management (HK) Limited					180,000,000	5.28	180,000,000	3.69	180,000,000	2.62
Atlantis Investment Management Limited *(Note 5)*					160,000,000	4.69	160,000,000	3.28	160,000,000	2.32
China Assets (Holdings) Limited *(Note 6)*					40,000,000	1.17	40,000,000	0.82	40,000,000	0.58
Holders of Convertible Bonds I *(Note 7)*										
Other public HKHC Shareholders	2,529,771,468	96.20	2,529,771,468	88.77	2,529,771,468	74.20	2,529,771,468	51.92	2,529,771,468	36.81
Sub-total *(Notes 8&9)*	2,529,771,468	96.20	2,749,771,468	96.49	3,309,771,468	97.07	3,309,771,468	67.92	3,309,771,468	48.15
Total	2,629,771,468	100.00	2,849,771,468	100.00	3,409,771,468	100.00	4,873,186,102	100.00	6,873,186,102	100.00

Table 2

	Upon completion of the Tranche I Placing, the Tranche II Placing and assuming all Convertible Bonds I are converted in full		Upon completion of the Tranche I Placing, the Tranche II Placing and assuming all Convertible Bond II are converted in full		Upon completion of the Tranche I Placing, the Tranche II Placing, assuming all Convertible Bonds I and Convertible Bonds II are converted in full		Upon completion of the Tranche I Placing, the Tranche II Placing, and assuming all Convertible Bonds I and Convertible Bond II and TA Convertible Bonds are converted in full	
	HKHC Shares	*Approximate %*	*HKHC Shares*	*Approximate %*	*HKHC Shares*	*Approximate %*	*HKHC Shares*	*Approximate %*
Top Act Group Limited	-	-	2,000,000,000	36.97	2,000,000,000	31.20	3,463,414,634	43.99
Choi Ka Yee Crystal *(Note 1)*	100,000,000	2.27	100,000,000	1.85	100,000,000	1.56	100,000,000	1.27
Public:								
Best China Limited *(Note 2)*	130,000,000	2.95	130,000,000	2.40	130,000,000	2.03	130,000,000	1.65
More Distribution Limited *(Note 3)*	70,000,000	1.59	70,000,000	1.29	70,000,000	1.09	70,000,000	0.89
BIO Garden Inc. *(Note 4)*	2,000,000	0.05	2,000,000	0.04	2,000,000	0.03	2,000,000	0.03
Kong Kam Yu Sammy	18,000,000	0.41	18,000,000	0.33	18,000,000	0.28	18,000,000	0.23
ABN AMRO Bank N.V. (London Branch)	180,000,000	4.08	180,000,000	3.33	180,000,000	2.81	180,000,000	2.29
Galaxy Asset Management (HK) Limited	180,000,000	4.08	180,000,000	3.33	180,000,000	2.81	180,000,000	2.29
Atlantis Investment Management Limited *(Note 5)*	160,000,000	3.63	160,000,000	2.96	160,000,000	2.50	160,000,000	2.03
China Assets (Holdings) Limited *(Note 6)*	40,000,000	0.91	40,000,000	0.74	40,000,000	0.62	40,000,000	0.51
Holders of Convertible Bonds I *(Note 7)*	1,000,000,000	22.67	-	-	1,000,000,000	15.60	1,000,000,000	12.70
Other public HKHC Shareholders	2,529,771,468	57.36	2,529,771,468	46.76	2,529,771,468	39.47	2,529,771,468	32.12
Sub-total *(Notes 8 & 9)*	4,309,771,468	97.73	3,309,771,468	61.18	4,309,771,468	67.24	4,309,771,468	54.74
Total	4,409,771,468	100.00	5,409,771,468	100.00	6,409,771,468	100.00	7,873,186,102	100.00

Notes to tables 1 and 2

1. Miss Choi Ka Yee, Crystal, is a HKHC Director. Her interest is held through her wholly-owned company, Central View International Limited.

2. Best China Limited is beneficially owned by Mrs. Chu Yuet Wah, a third party independent of HKHC and its connected person (as defined in Listing Rules).

3. More Distribution Limited is beneficially owned by Ms. Wang Chao, Julia, a third party independent of HKHC and its connected person (as defined in Listing Rules).

4. BIO Garden Inc is incorporated in the British Virgin Islands, which is wholly owned by Kong Kam Yu Sammy, who is a third party independent of HKHC and its connected person (as defined in Listing Rules).

5. Atlantis Investment Management Limited will be placed by a sub-placing agent. The beneficial owner of Atlantis Investment Management Limited is Atlantis China Fortune Fund which is a public listed fund registered in Dublin.

6. China Assets (Holdings) Limited (stock code: 170) is a company incorporated in Hong Kong with limited liability and the issued shares of which are listed on the main board of the Stock Exchange.

7. The Placees of the Convertible Bonds I are yet to be determined, the Placing Agent shall procure that each of the Placees of the Convertible Bonds I to be placed, will be a third party independent of HKHC and its connected persons (as defined in the Listing Rules) and not acting in concert with any of Town health, Top Act, Dr. Choi or Miss Choi Ka Yee, Crystal. It is expected that there will be no substantial shareholders to be placed with the Convertible Bonds I.

8. Such Tranche I Placing Shares and Tranche II Placing Shares would be allotted and issued upon completion of the respective Tranche I Placing and Tranche II Placing.

9. None of the Placees of Tranche I Placing and Tranche II Placing will become a substantial shareholder of HKHC after the completion of Tranche I Placing and Tranche II Placing.

THE SP AGREEMENT

On 18 April 2006, the HKHC Group and Dr. Choi entered into the JV Agreement for the formation of the JV Co., details of which have been set out in the HKHC's announcement dated 19 April 2006. Pursuant to the JV Agreement, the HKHC Group and Dr. Choi have agreed to contribute HK$21,000,000 and HK$9,000,000 respectively into the JV Co. The contribution is in proportion to their respective shareholdings. Prior to the date of the SP Agreement, the JV Co. was owned as to 70% by HKHC Group and 30% by Dr. Choi respectively.

On 2 April 2007, the HKHC Group and Dr. Choi entered into the SP Agreement, details of which are set out below:

Date:	2 April 2007
Parties:	(1) Classictime Investments Limited; and
	(2) Dr. Choi
Assets to be acquired:	30% equity interest in the JV Co.
Consideration:	HK$9,000,000 to be paid upon completion of the Acquisition in cash, which is equal to 30% of the net assets of the JV Co.
Conditions:	Completion of the Acquisition is conditional upon, among other condition, all necessary consents and approvals required to be obtained in respect of the SP Agreement and the transactions contemplated thereunder having been obtained on or before 31 May 2007.
Completion:	Completion of the Acquisition will take place on the date falling three business days after the date of fulfillment of the conditions stated above.

Information on the JV Co.
The JV Co. has been incorporated in accordance with the JV Agreement in the British Virgin Islands. Immediately before the SP Agreement, the JV Co. is owned as to 70% by HKHC Group and as to 30% by Dr. Choi. After its incorporation, the JV Co. has not commenced business and accordingly, no profit and loss has been resulted. The unaudited net assets of the JV Co. as at 28 February 2007 are approximately HK$30 million.

Reasons for the Acquisition

The Acquisition will enable the HKHC Group to streamline its operation. Given the financial position of the HKHC Group, particularly after the Placing, the HKHC Group intends to reduce the financial assistance from Dr. Choi who is a connected person to the HKHC.

The HKHC Directors (including the Independent non-executive HKHC Directors) consider that the terms of the SP Agreement are fair and reasonable, on normal commercial terms and in the interest of HKHC and the HKHC Shareholders as a whole.

GENERAL

HKHC is principally engaged in the provision of the manufacturing and sales of garment and provision of healthcare and medical checks services. The net asset values for HKHC for the two years ended 31 March 2006 are HK$20,812,000 and HK$1,873,000 respectively. The net loss before and after taxation and extraordinary items for the year ended 31 March 2005 are HK$28,759,000 and HK$28,769,000 respectively. The net loss before and after taxation and extraordinary items for the year ended 31 March 2006 are both HK$45,346,000. The unaudited net asset value for HKHC as at 30 September 2006 was HK$62,000.

Town Health is principally engaged in the provision of management service for private medical and dental practices and integrated healthcare service for the general public in Hong Kong.

For HKHC, Town Health is a connected person of HKHC by virtue of Dr. Choi (being the Town Health Director and having an indirect interest in Town Health through his 49.9% interest in Broad Idea International Limited which owns 51.56% in Town Health) who is father of Miss Choi Ka Yee, Crystal, being the HKHC Director and therefore the Option Agreement constitutes a connected transaction of HKHC under Chapter 14A of the Listing Rules. Pursuant to the Listing Rules, the Option Agreement subject to the Independent HKHC Shareholders' approval at the HKHC SGM, voting by way of poll. Miss Choi Ka Yee, Crystal and her associates will be required to abstain from voting in respect of the resolution to approve the Option Agreement and transactions contemplated thereunder at the HKHC SGM.

For the SP Agreement, as Dr. Choi is a substantial shareholder of the JV Co. which is a subsidiary of HKHC, the SP Agreement constitutes a discloseable and connected transaction of HKHC but is exempt from the Independent HKHC Shareholders' approval under Rule 14A.32 of the Listing Rules.

An Independent Board Committee will be established to advise the Independent HKHC Shareholders in relation to the terms of the Option Agreement and the Whitewash Waiver. HKHC will appoint an independent financial adviser to advise the Independent Board Committee and the Independent HKHC Shareholders in respect of the terms of the Option Agreement and the Whitewash Waiver. Further announcement will be made for the appointment of the independent financial adviser.

A circular containing, among other things, details regarding (i) the Tranche II Placing Agreement; (ii) the CB Placing Agreement; (iii) the Option Agreement; (iv) the Whitewash Waiver; (v) the letter of recommendation from the Independent Board Committee; (vi) the letter from the independent financial adviser to the Independent Board Committee and Independent HKHC Shareholders; and (vii) a notice of the HKHC SGM will be despatched to the HKHC Shareholders as soon as practicable in accordance to the Listing Rules and the Takeovers Code.

For Town Health, the Grant of Option is classified as if the Option had been exercised at Town Health's discretion and accordingly constitutes a discloseable transaction with reference to the applicable ratio under Rules 19.74 of the GEM Listing Rules.

A circular containing, among other things, details regarding the Option Agreement will be despatched to Town Health Shareholders as soon as practicable in accordance to the GEM Listing Rules.

The existing authorised share capital of HKHC consists of 30,000,000,000 HKHC Shares out of which 2,629,771,468 HKHC Shares are issued and fully paid up as at the date of this announcement. Save for the options as may be granted under the share option scheme of HKHC, the TA Convertible Bond, the Tranche I Placing Shares, the Tranche II Placing Shares, the Convertible Bonds I and the Convertible Bond II upon exercise of the Option, there are no options, rights to acquire, or any other form of security or encumbrance on, over or affecting any part of the unissued share capital of HKHC as at the date of this announcement.

Application will be made by HKHC to the Listing Committee of the Stock Exchange for the grant of the listing of, and permission to deal in, the Tranche I Placing Shares, Tranche II Placing Shares and the Conversion Shares falling to be issued upon exercise of the conversion rights attaching to the Convertible Bond I and the Convertible Bond II.

The Tranche I Placing, Tranche II Placing, CB Placing and Grant of Option may or may not proceed, HKHC Shareholders and potential investors are advised to exercise caution when dealing in the HKHC Shares. Town Health Shareholders and potential investors are advised to exercise caution when dealing in the shares of Town Health.

RESUMPTION OF TRADING

At the request of HKHC, trading in the HKHC Shares on the Stock Exchange has been suspended from 9:30 a.m. on 26 March 2007 pending the release of this announcement. Application has been made to the Stock Exchange for the resumption of trading in the HKHC Shares on the Stock Exchange from 9:30 a.m. on 12 April 2007.

At the request of Town Health, trading in the shares of Town Health on GEM has been suspended from 9:30 a.m. on 26 March 2007 pending the release of this announcement. Application has been made to the Stock Exchange for the resumption of trading in the shares of Town Health on GEM from 9:30 a.m. on 12 April 2007.

Terms and definitions

"Acquisition"	the acquisition of 30% equity interest in the JV Co. from Dr. Choi pursuant to the SP Agreement
"associate(s)"	has the meaning ascribed thereto under the Listing Rules
"CB Placing"	the placing of the Convertible Bonds I pursuant to the CB Placing Agreement
"CB Placing Agreement"	the conditional convertible bonds placing agreement dated 29 March 2007 entered into between HKHC and the Placing Agent in relation to the placing of Convertible Bonds I on a best effort basis
"Conversion Share(s)"	new HKHC Shares falling to be allotted and issued upon exercise of the conversion rights attaching to the Convertible Bond(s) I and/or Convertible Bond II
"Convertible Bonds I"	the convertible bonds up to an aggregate principal amount of HK$250 million to be issued by HKHC pursuant to the CB Placing Agreement
"Convertible Bond II"	the convertible bond up to an aggregate principal amount of HK$500 million to be issued by HKHC to Top Act pursuant to the Option Agreement
"Dr. Choi"	Dr. Francis Choi Chee Ming, J.P., a non-executive Town Health Director
"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any of its delegates
"GEM"	the Growth Enterprise market of the Stock Exchange
"GEM Listing Rules"	the Rules Governing the Listing of securities on GEM
"Grant of Option"	the grant of Option by HKHC to Top Act pursuant to the Option Agreement
"HKHC"	Hong Kong Health Check and Laboratory Holdings Company Limited, a company incorporated in Bermuda with limited liability and the issued Shares of which are listed on the main board of the Stock Exchange
"HKHC Board"	the board of HKHC Directors
"HKHC Director(s)"	director(s) of HKHC
"HKHC Group"	HKHC together with its subsidiaries

"HKHC SGM"	a special general meeting of HKHC to be convened for the purpose of considering and, if thought fit, approving, among other things, (i) the Tranche II Placing Agreement (ii) the CB Placing Agreement (iii) the Option Agreement and (iv) the Whitewash Waiver
"HKHC Share(s)"	ordinary share(s) of HK$0.01 each in the issued share capital of HKHC
"HKHC Shareholder(s)"	holder(s) of the HKHC Shares
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	an independent board committee established by the HKHC Board to advise the Independent HKHC Shareholders in respect of the Grant of Option and the Whitewash Waiver
"Independent HKHC Shareholder(s)"	HKHC Shareholders who are not interested or involved in the Grant of Option and the Whitewash Waiver
"JV Agreement"	the agreement entered into on 18 April 2006 between Dr. Choi and HKHC Group in relation to the formation of the JV Co.
"JV Co."	Town Health Medical Technology (China) Company Limited, the joint venture company established under the JV Agreement
"Last Trading Day"	23 March 2007, being the last full trading day for the HKHC Shares
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Option"	the option granted by HKHC to Top Act entitling Top Act to require HKHC to issue Convertible Bond II up to an aggregate principal amount of HK$500,000,000 during the Option Period pursuant to the Option Agreement
"Option Agreement"	the agreement entered into between HKHC and Top Act, a wholly owned subsidiary of Town Health, dated 29 March 2007 in respect of the Grant of Option
"Option Period"	the period of one month commencing from the date of fulfillment of conditions precedent of the Option Agreement
"Placees"	any individual(s), institutional or other professional investor(s) procured by the Placing Agent to subscribe for any of the Tranche I Placing Shares, Tranche II Placing Shares and/or the Convertible Bonds I pursuant to the Placing Agent's obligations under the Placing Agreements and the CB Placing Agreement
"Placing"	the Tranche I Placing and the Tranche II Placing
"Placing Agent"	Kingston Securities Limited, a licensed corporation to carry on business in type 1 (dealing in securities) regulated activity under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Placing Agreements"	the Tranche I Placing Agreement and/or the Tranche II Placing Agreement
"PRC"	the People's Republic of China, which for the purpose of this announcement shall exclude Hong Kong, Taiwan and Macau Special Administrative Region
"SFC"	The Securities and Futures Commission of Hong Kong
"SP Agreement"	the sale and purchase agreement entered into between Classictime Investments Limited, a wholly-owned subsidiary of HKHC, as purchaser and Dr. Choi as vendor dated 2 April 2007 in relation to the Acquisition
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"TA Convertible Bond"	the convertible bond issued by HKHC on 23 February 2006 and held by Top Act which upon exercise in full will be converted into 1,463,414,634 Conversion Shares

"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers
"Top Act"	Top Act Group Limited, a company incorporated in the British Virgin Islands with limited liability, and a wholly owned subsidiary of Town Health
"Town Health"	Town Health International Holdings Company Limited, a company incorporated in the Cayman Islands with limited liability whose issued shares are listed on the GEM
"Town Health Director(s)"	director(s) of Town Health
"Town Health Shareholders"	shareholders of Town Health
"Tranche I Placing"	placing of 220,000,000 new HKHC Shares by the Placing Agent pursuant to the terms of the Tranche I Placing Agreement
"Tranche I Placing Agreement"	the conditional placing agreement entered into between HKHC and the Placing Agent dated 29 March 2007 in relation to the Tranche I Placing on a fully underwritten basis
"Tranche I Placing Price"	HK$0.19 per Tranche I Placing Share
"Tranche I Placing Share(s)"	an aggregate of 220,000,000 HKHC Shares to be placed pursuant to the terms of the Tranche I Placing Agreement
"Tranche II Placing"	placing of 560,000,000 new HKHC Shares by the Placing Agent pursuant to the terms of the Tranche II Placing Agreement
"Tranche II Placing Agreement"	a conditional placing agreement entered into between HKHC and the Placing Agent dated 29 March 2007 in relation to the Tranche II Placing on a fully underwritten basis
"Tranche II Placing Price"	HK$0.19 per Tranche II Placing Share
" Tranche II Placing Share(s)"	an aggregate of 560,000,000 HKHC Shares to be placed pursuant to the terms of the Tranche II Placing Agreement
"Whitewash Waiver"	the whitewash waiver to be applied for by Top Act to the Executive pursuant to Note 1 on Dispensations from Rule 26 of the Takeovers Code for waiving the obligation of Top Act and parties acting in concert with it to extend a general offer to acquire the issued securities (excluding the issued securities which are owned or agreed to be acquired by Top Act and parties acting in concert with it) arising from the conversion of the Convertible Bond II
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

By order of the HKHC Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Siu Kam Chau
Executive Director

By Order of the board
Town Health International Holdings Company Limited
Choi Ka Yee, Crystal
Chairman

Hong Kong, 11 April 2007

* *for identification purpose only*

As at the date of this announcement, the board of Town Health comprises four executive Town Health Directors, namely Miss Choi Ka Yee, Crystal, Dr. Cho Kwai Chee, Mr. Cho Kwai Yee, Kevin and Dr. Fung Yiu Tong, Bennet; one non-executive Town Health Director namely Dr. Francis Choi Chee Ming JP; and three independent non-executive Town Health Directors namely Mr. Chan Kam Chiu, Mr. Wai Kwok Hung JP and Mr. Ho Kwok Wah, George.

At the date of this announcement, the HKHC Board comprises five executive HKHC Directors, namely Dr. Fung Yiu Tong, Bennet, Mr. Lee Chik Yuet, Mr. Cho Kwai Yee, Kevin, Miss. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive HKHC Directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

The HKHC Directors collectively and individually, and jointly and severally, accept full responsibility, includes particulars given in compliance with the Takeovers Code and the Listing Rules for the accuracy of the information contained in this announcement, other than that relating to Town Health, and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement, other than those relating to Town Health, have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statements in this announcement misleading.

The Town Health Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement, other than that relating to HKHC, and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement, other than those relating to HKHC, have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statements in this announcement misleading.

This announcement, for which the Town Health Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to Town Health. The Town Health Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

Please also refer to the published version of this announcement in China Daily.

HK HEALTH CHECK<00397> - Unusual price & volume movements

The Stock Exchange has received a message from Hong Kong Health Check and Laboratory Holdings Company Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the share price and the trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increases.

Save as mentioned in the Company's announcement dated 1 March 2007 in relation to a possible acquisition of some equity interests in a medical group of companies, we confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of Hong Kong Health Check and Laboratory Holdings Company Limited the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement.

At the date of this announcement, the Board comprises five Executive Directors, namely Dr. Fung Yiu Tong, Bennet, Mr. Lee Chik Yuet, Mr. Cho Kwai Yee, Kevin, Miss. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three Independent Non-executive Directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

By order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited

Siu Kam Chau
Director

Hong Kong, this 17th day of April 2007"

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*
(incorporated in Bermuda with limited liability)
(Stock code: 397)

TOWN HEALTH INTERNATIONAL HOLDINGS COMPANY LIMITED
康健國際控股有限公司
(incorporated in the Cayman Islands with limited liability)
(Stock code: 8138)

CLARIFICATION ANNOUNCEMENT

This announcement is made in order to clarify certain information contained in the Announcement.

Reference is made to the announcement jointly issued by Hong Kong Health Check and Laboratory Holdings Company Limited ("HKHC") and Town Health International Holdings Company Limited ("Town Health") dated 11 April 2007 (the "Announcement"). Capitalised terms used herein shall have the same meaning as those defined in the Announcement, unless the context otherwise requires.

The HKHC Directors would like to clarify that there were certain errors in the Announcement. The owner of BIO Garden Inc. should be "Kam Yuen" instead of "Kong Kam Yu Sammy". Accordingly the note 2 to the Placees under the section headed " The Tranche I Placing Agreement" should be read as follows:

"BIO Garden Inc. is incorporated in the British Virgin Islands, which is wholly owned by Kam Yuen, who is a third party independent of HKHC and its connected person (as defined in Listing Rules)."

The HKHC Directors would also like to clarify that under the Tranche I Placing, 18,000,000 HKHC Shares would be allocated to BIO Garden Inc. instead of 2,000,000 HKHC Shares, and 2,000,000 HKHC Shares would be allocated to Kong Kam Yu Sammy instead of 18,000,000 HKHC Shares. Accordingly the shareholding structure of HKHC and note 4 to the shareholding tables under the section headed "Shareholding structure of HKHC" should be read as follows:

	As at the date of this announcement		Upon completion of the Tranche I Placing		Upon completion of the Tranche I Placing and the Tranche II Placing		Upon completion of the Tranche I Placing, the Tranche II Placing and assuming all TA Convertible Bonds are converted in full		Upon Completion of the Tranche I Placing, the Tranche II Placing and assuming all TA Convertible Bonds and Convertible Bond II are converted in full	
	HKHC Shares	*Approximate %*	*HKHC Shares*	*Approximate %*	*HKHC Shares*	*Approximate %*	*HKHC Shares*	*Approximate %*	*HKHC Shares*	*Approximate %*
Top Act Group Limited							1,463,414,634	30.03	3,463,414,634	50.39
Choi Ka Yee Crystal *(Note 1)*	100,000,000	3.80	100,000,000	3.51	100,000,000	2.93	100,000,000	2.05	100,000,000	1.46
Public:										
Best China Limited *(Note 2)*			130,000,000	4.56	130,000,000	3.81	130,000,000	2.67	130,000,000	1.89
More Distribution Limited *(Note 3)*			70,000,000	2.46	70,000,000	2.05	70,000,000	1.44	70,000,000	1.02
BIO Garden Inc. *(Note 4)*			18,000,000	0.63	18,000,000	0.53	18,000,000	0.37	18,000,000	0.26
Kong Kam Yu Sammy			2,000,000	0.07	2,000,000	0.06	2,000,000	0.04	2,000,000	0.03
ABN AMRO Bank N.V. (London Branch)					180,000,000	5.28	180,000,000	3.69	180,000,000	2.62
Galaxy Asset Management (HK) Limited					180,000,000	5.28	180,000,000	3.69	180,000,000	2.62
Atlantis Investment Management Limited *(Note 5)*					160,000,000	4.69	160,000,000	3.28	160,000,000	2.32
China Assets (Holdings) Limited *(Note 6)*					40,000,000	1.17	40,000,000	0.82	40,000,000	0.58
Holders of Convertible Bonds I *(Note 7)*										
Other public HKHC Shareholders	2,529,771,468	96.20	2,529,771,468	88.77	2,529,771,468	74.20	2,529,771,468	51.92	2,529,771,468	36.81
Sub-total *(Notes 8&9)*	2,529,771,468	96.20	2,749,771,468	96.49	3,309,771,468	97.07	3,309,771,468	67.92	3,309,771,468	48.15
Total	2,629,771,468	100.00	2,849,771,468	100.00	3,409,771,468	100.00	4,873,186,102	100.00	6,873,186,102	100.00

	Upon completion of the Tranche I Placing, the Tranche II Placing and assuming all Convertible Bonds I are converted in full		Upon completion of the Tranche I Placing, the Tranche II Placing and assuming all Convertible Bond II are converted in full		Upon completion of the Tranche I Placing, the Tranche II Placing, assuming all Convertible Bonds I and Convertible Bond II are converted in full		Tranche II Placing, and assuming all Convertible Bonds I and Convertible Bond II and TA Convertible Bonds are converted in full	
	HKHC Shares	*Approximate* %	*HKHC Shares*	*Approximate* %	*HKHC Shares*	*Approximate* %	*HKHC Shares*	*Approximate* %
Top Act Group Limited	-	-	2,000,000,000	36.97	2,000,000,000	31.20	3,463,414,634	43.99
Choi Ka Yee Crystal *(Note 1)*	100,000,000	2.27	100,000,000	1.85	100,000,000	1.56	100,000,000	1.27
Public:								
Best China Limited *(Note 2)*	130,000,000	2.95	130,000,000	2.40	130,000,000	2.03	130,000,000	1.65
More Distribution Limited *(Note 3)*	70,000,000	1.59	70,000,000	1.29	70,000,000	1.09	70,000,000	0.89
BIO Garden Inc. *(Note 4)*	18,000,000	0.41	18,000,000	0.33	18,000,000	0.28	18,000,000	0.23
Kong Kam Yu Sammy	2,000,000	0.05	2,000,000	0.04	2,000,000	0.03	2,000,000	0.03
ABN AMRO Bank N.V. (London Branch)	180,000,000	4.08	180,000,000	3.33	180,000,000	2.81	180,000,000	2.29
Galaxy Asset Management (HK) Limited	180,000,000	4.08	180,000,000	3.33	180,000,000	2.81	180,000,000	2.29
Atlantis Investment Management Limited *(Note 5)*	160,000,000	3.63	160,000,000	2.96	160,000,000	2.50	160,000,000	2.03
China Assets (Holdings) Limited *(Note 6)*	40,000,000	0.91	40,000,000	0.74	40,000,000	0.62	40,000,000	0.51
Holders of Convertible Bonds I *(Note 7)*	1,000,000,000	22.67	-	-	1,000,000,000	15.60	1,000,000,000	12.70
Other public HKHC Shareholders	2,529,771,468	57.36	2,529,771,468	46.76	2,529,771,468	39.47	2,529,771,468	32.12
Sub-total *(Notes 8&9)*	4,309,771,468	97.73	3,309,771,468	61.18	4,309,771,468	67.24	4,309,771,468	54.74
Total	4,409,771,468	100.00	5,409,771,468	100.00	6,409,771,468	100.00	7,873,186,102	100.00

Notes to tables 1 and 2

1. Miss Choi Ka Yee, Crystal, is a HKHC Director. Her interest is held through her wholly-owned company, Central View International Limited.

2. Best China Limited is beneficially owned by Mrs. Chu Yuet Wah, a third party independent of HKHC and its connected person (as defined in Listing Rules).

3. More Distribution Limited is beneficially owned by Ms. Wang Chao, Julia, a third party independent of HKHC and its connected person (as defined in Listing Rules).

4. BIO Garden Inc. is incorporated in the British Virgin Islands, which is wholly owned by Kam Yuen, who is a third party independent of HKHC and its connected person (as defined in Listing Rules).

5. Atlantis Investment Management Limited will be placed by a sub-placing agent. The beneficial owner of Atlantis Investment Management Limited is Atlantis China Fortune Fund which is a public listed fund registered in Dublin.

6. China Assets (Holdings) Limited (stock code: 170) is a company incorporated in Hong Kong with limited liability and the issued shares of which are listed on the main board of the Stock Exchange.

7. The Placees of the Convertible Bonds I are yet to be determined, the Placing Agent shall procure that each of the Placees of the Convertible Bonds I to be placed, will be a third party independent of HKHC and its connected persons (as defined in the Listing Rules) and not acting in concert with any of Town Health, Top Act, Dr. Choi or Miss Choi Ka Yee, Crystal. It is expected that there will be no substantial shareholders to be placed with the Convertible Bonds I.

8. Such Tranche I Placing Shares and Tranche II Placing Shares would be allotted and issued upon completion of the respective Tranche I Placing and Tranche II Placing.

9. None of the Placees of Tranche I Placing and Tranche II Placing will become a substantial shareholder of HKHC after the completion of Tranche I Placing and Tranche II Placing.

Save as disclosed above, the HKHC Directors and Town Health Directors confirm that all the information and figures relating to their respective companies as contained in the Announcement are correct in all material aspects.

By order of the HKHC Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Siu Kam Chau
Executive HKHC Director

By order of the board
Town Health International Holdings Company Limited
Choi Ka Yee, Crystal
Chairman

Hong Kong, 17 April 2007

* *for identification purpose only*

As at the date of this announcement, the board of Town Health comprises four executive Town Health Directors, namely Miss Choi Ka Yee, Crystal, Dr. Cho Kwai Chee, Mr. Cho Kwai Yee, Kevin and Dr. Fung Yiu Tong, Bennet; one non-executive Town Health Director namely Dr. Francis Choi Chee Ming JP; and three independent non-executive Town Health Directors namely Mr. Chan Kam Chiu, Mr. Wai Kwok Hung JP and Mr. Ho Kwok Wah, George.

At the date of this announcement, the HKHC Board comprises five executive HKHC Directors, namely Dr. Fung Yiu Tong, Bennet, Mr. Lee Chik Yuet, Mr. Cho Kwai Yee, Kevin, Miss. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive HKHC Directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

The HKHC Directors collectively and individually, and jointly and severally, accept full responsibility, includes particulars given in compliance with the Takeovers Code and the Listing Rules for the accuracy of the information contained in this announcement, other than that relating to Town Health, and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement, other than those relating to Town Health, have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statements in this announcement misleading.

The Town Health Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement, other than that relating to HKHC, and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement, other than those relating to HKHC, have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statements in this announcement misleading.

This announcement, for which the Town Health Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to Town Health. The Town Health Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this announcements accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain to be published on the page headed "Latest Company Announcement" of the GEM website at http://www.hkgem.com for at least 7 days from its date of publication and on the website of Town Health at http://www.townhealth.com.

Please also refer to the published version of this announcement in China Daily.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED

香港體檢及醫學診斷控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 397)

POSTPONEMENT OF DESPATCH OF WHITEWASH DOCUMENT AND APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER

POSTPONEMENT OF DESPATCH OF THE WHITEWASH DOCUMENT

The respective directors of HKHC and Top Act announce that the despatch of the Whitewash Document will be postponed because additional time is required for collating and compiling information to be set out in the Whitewash Document including, among other things, the letter from the independent financial adviser to advise the Independent Board Committee and the Independent HKHC Shareholders in respect of the Grant of Option and the Whitewash Waiver. It is expected that the Whitewash Document will be despatched to the HKHC Shareholders on or before 15 May 2007.

APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER

The HKHC Board also announces the appointment of Partners Capital International Limited as the independent financial adviser to the Independent Board Committee and the Independent HKHC Shareholders in respect of the Grant of Option and the Whitewash Waiver.

Reference is made to the press announcement (the "Joint Announcement") jointly issued by HKHC and Town Health dated 11 April 2007 regarding, among others, details of the Tranche I Placing, the Tranche II Placing, the CB Placing, the Grant of Option, the Whitewash Waiver and the SP Agreement. Unless otherwise defined, terms used herein shall have the same meanings as those used in the Joint Announcement.

POSTPONEMENT OF DESPATCH OF THE WHITEWASH DOCUMENT

Pursuant to Rule 8.2 of the Takeovers Code, the whitewash document regarding, amongst other things, the Grant of Option and the Whitewash Waiver (the "Whitewash Document") is required to be despatched to the HKHC Shareholders within 21 days after the date of the Joint Announcement, that is, on or before 2 May 2007. Pursuant to Rules 14.38 and 14A.49 of the Listing Rules, the circular of HKHC regarding, amongst other things, the Tranche II Placing, the CB Placing, the Grant of Option and the SP Agreement (the "Circular") is required to be despatched within 21 days after the date of publication of the Joint Announcement, which is on or before 3 May 2007. The Circular will be combined into the Whitewash Document.

The respective directors of HKHC and Top Act announce that the despatch of the Whitewash Document will be postponed because additional time is required for collating and compiling information to be set out in the Whitewash Document including, among other things, the letter from the independent financial adviser to advise the Independent Board Committee and the Independent HKHC Shareholders in respect of the Grant of Option and the Whitewash Waiver. Applications have been made to the Executive for an extension of time for despatch of the Whitewash Document from 2 May 2007 to a date falling on or before 15 May 2007 and to the Stock Exchange for an extension of time for despatch of the Circular from 3 May 2007 to a date falling on or before 15 May 2007.

APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER TO THE INDEPENDENT BOARD COMMITTEE

The HKHC Board also announces the appointment of Partners Capital International Limited as the independent financial adviser to the Independent Board Committee and the Independent HKHC Shareholders in respect of the Grant of Option and the Whitewash Waiver.

By order of the HKHC Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Siu Kam Chau
Executive Director

Hong Kong, 30 April 2007

* *for identification purpose only*

At the date of this announcement, the HKHC Board comprises five executive HKHC Directors, namely Dr. Fung Yiu Tong, Bennet, Mr. Lee Chik Yuet, Mr. Cho Kwai Yee, Kevin, Miss. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive HKHC Directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

The HKHC Directors collectively and individually, and jointly and severally, accept full responsibility, includes particulars given in compliance with the Takeovers Code and the Listing Rules for the accuracy of the information contained in this announcement, other than that relating to Town Health, and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement, other than those relating to Town Health, have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statements in this announcement misleading.

The directors of Town Health accept full responsibility for the accuracy of the information contained in this announcement, other than that relating to the HKHC, and confirm, having made all reasonable enquiries, that to the best of its knowledge, opinions expressed in this announcement, other than those relating to HKHC, have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statements in this announcement misleading.

Please also refer to the published version of this announcement in China Daily.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities mentioned herein.

YY777

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 397)

MONTHLY ANNOUNCEMENT IN RESPECT OF THE CONVERTIBLE NOTES I

Reference is made to the Company's announcements dated 9 December 2005 and 6 March 2006 (the "Announcements"). Reference is also made to the Company's latest monthly announcement dated 2 April 2007. The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I.

Reference is made to the Company's announcements dated 9 December 2005 and 6 March 2006 (the "Announcements"). Reference is also made to the Company's latest monthly announcement dated 2 April 2007. The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I. Unless the context herein otherwise requires, terms used in this announcement shall have the same meanings as those defined in the Announcements.

The Directors would like to report that no conversion of the Convertible Notes I had been made by the holders thereof up during the month of April 2007.

Information regarding the total issued share capital of the Company as at 1 April 2007 and as at 30 April 2007 are set out below:

	Issued Share Capital *HK$*	Number of Issued Shares
As at 1 April 2007	26,297,714.68	2,629,771,468
The Tranche I Placing Shares on 27 April 2007	2,200,000.00	220,000,000
As at 30 April 2007	28,497,714.68	2,849,771,468

This announcement is only released through the web-site of the Stock Exchange and no publication is made in the newspapers.

At the date of this announcement, the Board comprises five executive Directors, namely Dr. Fung Yiu Tong, Bennet, Mr. Lee Chik Yuet, Mr. Cho Kwai Yee, Kevin, Miss. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive Directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

By order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Siu Kam Chau
Executive Director

Hong Kong, this 7th day of May, 2007

* *For identification purpose only*

(33333)

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 397)

FURTHER POSTPONEMENT OF DESPATCH OF WHITEWASH DOCUMENT

FURTHER POSTPONEMENT OF DESPATCH OF THE WHITEWASH DOCUMENT
The respective directors of HKHC and Top Act announce that the despatch of the Whitewash Document will be further postponed because additional time is required for the finalisation of the required information to be set out in the Whitewash Document including, among other things, the letter from the independent financial adviser to advise the Independent Board Committee and the Independent HKHC Shareholders in respect of the Grant of Option and the Whitewash Waiver. It is expected that the Whitewash Document will be despatched to the HKHC Shareholders on or before 28 May 2007.

Reference is made to the press announcement (the "Joint Announcement") jointly issued by HKHC and Town Health dated 11 April 2007 regarding, among others, details of the Tranche I Placing, the Tranche II Placing, the CB Placing, the Grant of Option, the Whitewash Waiver and the SP Agreement. Unless otherwise defined, terms used herein shall have the same meanings as those used in the Joint Announcement.

FURTHER POSTPONEMENT OF DESPATCH OF THE WHITEWASH DOCUMENT

Pursuant to Rule 8.2 of the Takeovers Code, the whitewash document regarding, amongst other things, the Grant of Option and the Whitewash Waiver (the "Whitewash Document") is required to be despatched to the HKHC Shareholders within 21 days after the date of the Joint Announcement, that is, on or before 2 May 2007 which was subsequently extended to a date falling on or before 15 May 2007. Pursuant to Rules 14.38 and 14A.49 of the Listing Rules, the circular regarding, amongst other things, the Tranche II Placing, the CB Placing, the Grant of Option and the SP Agreement (the "Circular") is required to be despatched within 21 days after the date of publication of the Joint Announcement, that is on or before 3 May 2007 which was subsequently extended to a date falling on or before 15 May 2007. The Circular will be combined into the Whitewash Document.

The respective directors of HKHC and Top Act announce that the despatch of the Whitewash Document will be further postponed because additional time is required for the finalisation of the required information to be set out in the Whitewash Document including, among other things, the

letter from the independent financial adviser to advise the Independent Board Committee and the Independent HKHC Shareholders in respect of the Grant of Option and the Whitewash Waiver. Applications have been made to the Executive for a further extension of time for despatch of the Whitewash Document from 15 May 2007 to a date falling on or before 28 May 2007 and to the Stock Exchange for further extension of time for despatch of the Circular from 15 May 2007 to a date falling on or before 28 May 2007.

By order of the HKHC Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Siu Kam Chau
Executive Director

Hong Kong, 14 May 2007

At the date of this announcement, the HKHC Board comprises five executive HKHC Directors, namely Dr. Fung Yiu Tong, Bennet, Mr. Lee Chik Yuet, Mr. Cho Kwai Yee, Kevin, Miss. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive HKHC Directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

The HKHC Directors collectively and individually, and jointly and severally, accept full responsibility, for the accuracy of the information contained in this announcement, other than that relating to Town Health ,and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement, other than those relating to Town Health, have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statements in this announcement misleading.

The Town Health Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement, other than that relating to the HKHC, and confirm, having made all reasonable enquiries, that to the best of its knowledge, opinions expressed in this announcement, other than those relating to HKHC, have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statements in this announcement misleading.

* *For identification purpose only*

Please also refer to the published version of this announcement in China Daily.

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 397)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the special general meeting (the "**Meeting**") of Hong Kong Health Check and Laboratory Holdings Company Limited (the "**Company**") will be held at Shop No. 1A-1C, Level 1, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong at 8:00 a.m. on Wednesday, 13 June 2007 for the purpose of considering and, if thought fit, passing the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

1. "**THAT:**

   (a) the placing agreement (the "**Shares Placing Agreement**") entered into between the Company and Kingston Securities Limited dated 29 March 2007 in relation to the placing of 560,000,000 shares (each a "**Share**") of HK$0.01 each in the share capital of the Company, a copy of which is produced to the Meeting marked "A" and signed by the chairman of the Meeting for the purpose of identification, and the transactions contemplated thereunder be and are hereby approved, confirmed and ratified;

   (b) the allotment and issue of the 560,000,000 Shares pursuant to the terms and conditions of the Shares Placing Agreement be hereby approved; and

   (c) any one director (the "Director") of the Company be and is hereby authorised to do all such things and acts as he/she may in his/her discretion consider necessary or desirable for the purpose of or in connection with the implementation of the Shares Placing Agreement and all transactions contemplated thereunder.

2. "**THAT:**

   (a) the placing agreement (the "**CB Placing Agreement**") entered into between the Company and Kingston Securities Limited dated 29 March 2007 in relation to the placing of convertible bonds (the "**Convertible Bonds I**") up to an aggregate principal amount of HK$250 million with right to convert into the Shares at HK$0.25 per Share, a copy of which is produced to the Meeting marked "B" and signed by the Chairman of the Meeting for the purpose of identification, and the transactions contemplated thereunder be and are hereby approved, confirmed and ratified;

(b) the issue of the Convertible Bonds I and the allotment and issue of the Shares upon the exercise of the conversion rights attaching to the Convertible Bonds I pursuant to the terms and conditions of the CB Placing Agreement be hereby approved; and

(c) any one Director be and is hereby authorised to do all such things and acts as he/she may in his/her discretion consider necessary or desirable for the purpose of or in connection with the implementation of the CB Placing Agreement and all transactions contemplated thereunder.

3. "THAT:

(a) the option agreement (the "**Option Agreement**") entered into between the Company and Top Act Group Limited (the "**Subscriber**") dated 29 March 2007 in relation to the grant of option to the Subscriber for the issue of convertible bonds (the "**Convertible Bonds II**") by the Company up to an aggregate principal amount of HK$500 million with right to convert into the Shares at HK$0.25 per Share, a copy of which is produced to the Meeting marked "C" and signed by the Chairman of the Meeting for the purpose of identification, and the transactions contemplated thereunder be and are hereby approved, confirmed and ratified;

(b) the issue of the Convertible Bond II and the allotment and issue of the Shares upon the exercise of the conversion rights attaching to the Convertible Bond II pursuant to the terms and conditions of the Option Agreement be hereby approved; and

(c) any one Director be and is hereby authorised to do all such things and acts as he/she may in his/her discretion consider necessary or desirable for the purpose of or in connection with the implementation of the Option Agreement and all transactions contemplated thereunder.

4. "**THAT** subject to and conditional upon the passing of the ordinary resolution number 3 above, the waiver ("**Whitewash Waiver**") granted or to be granted by the executive director ("**Executive**") of the Corporate Finance Division of the Securities and Futures Commission of Hong Kong (or any delegate of the Executive) in accordance with Note 1 on Dispensations from Rule 26 of the Hong Kong Code on Takeovers and Mergers in respect of the obligation of the Subscriber and parties acting in concert with it to make a mandatory general offer to the shareholders of the Company for the issued Shares not already owned or agreed to be acquired by the Subscriber and parties acting in concert with it as a result of any allotment and issue of Shares to the Subscriber upon exercise of the conversion rights attaching to the Convertible Bond II be and is hereby approved and that any Director be and is hereby authorised to do all things and acts and sign all documents which he/she may consider desirable or expedient to implement and/or give effect to any matters relating to or in connection with the Whitewash Waiver."

3. **THAT** *subject to and conditional upon the granting by the Listing Committee of The Stock* Exchange of Hong Kong Limited of, the listing of and permission to deal in, the Shares to be issued pursuant to the exercise of options granted under the refreshed scheme mandate limit (the "Scheme Mandate Limit") of the share option scheme adopted by the Company on 17 November 2003 in the manner as set out in paragraph (a) of this resolution below,

(a) the refreshment of the Scheme Mandate Limit of up to 10% of the Shares in issue as at the date of passing this resolution be and is hereby approved; and

(b) any one Director be and is hereby authorised to do all such acts and things and execute all such documents, including under seal where applicable, as they consider necessary or expedient to give effect to the foregoing arrangement."

By Order of the Board
Hong Kong Health Check and
Laboratory Holdings Company Limited
Fung Yiu Tong, Bennet
Chairman

Hong Kong, 28 May 2007

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal place of business in Hong Kong:
Shop 2B and 2C, Level 1
Hilton Plaza Commercial Centre
3-9 Shatin Centre Street
Shatin, New Territories
Hong Kong

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxy to attend and, subject to the provisions of the Bye-Laws of the Company, to vote on his behalf. A proxy need not be a member of the Company but must be present in person at the Meeting to represent the member. If more than one proxy is so appointed, the appointment shall specify the number and class of shares in respect of which each such proxy is so appointed.

2. In order to be valid, the form of proxy must be duly completed and signed in accordance with the instructions printed thereon and deposited together with a power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power or authority, at the Company's branch share registrar in Hong Kong, Tengis Limited, at 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the Meeting or any adjournment thereof, should he so wish.

3. In the case of joint holders of shares, any one of such holders may vote at the Meeting, either personally or by proxy, in respect of such share as if he was solely entitled thereto, but if more than one of such joint holder are present at the Meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

At the date of this announcement, the HKHC Board comprises five executive HKHC Directors, namely Dr. Fung Yiu Tong, Bennet, Mr. Lee Chik Yuet, Mr. Cho Kwai Yee, Kevin, Miss. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive HKHC Directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

* *For identification purposes only*

Please also refer to the published version of this announcement in China Daily.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer or registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hong Kong Health Check and Laboratory Holdings Company Limited (香港體檢及醫學診斷控股有限公司*), you should at once hand this circular and the enclosed form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 397)

(I) PLACING OF NEW SHARES SUBJECT TO SHAREHOLDERS' APPROVAL;
(II) PLACING OF CONVERTIBLE BONDS;
(III) CONNECTED TRANSACTION IN RELATION TO THE GRANT OF OPTION TO TOWN HEALTH INTERNATIONAL HOLDINGS COMPANY LIMITED TO SUBSCRIBE FOR CONVERTIBLE BONDS;
(IV) WHITEWASH WAIVER;
(V) CONNECTED AND DISCLOSEABLE TRANSACTION;
(VI) REFRESHMENT OF THE SCHEME MANDATE LIMIT; AND
(VII) NOTICE OF SGM

Financial adviser to Hong Kong Health Check and Laboratory Holdings Company Limited

KINGSTON CORPORATE FINANCE LIMITED

Placing Agent

KINGSTON SECURITIES LIMITED

Independent financial adviser to the Independent Board Committee and the Independent Shareholders of Hong Kong Health Check and Laboratory Holdings Company Limited

博大資本國際有限公司
Partners Capital International Limited

A notice convening a special general meeting of Hong Kong Health Check and Laboratory Holdings Company Limited to be held at Shop No. 1A-1C, Level 1, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong at 8:00 a.m. on Wednesday, 13 June 2007 is set out on pages 115 to 117 of this circular. A form of proxy for use at the special general meeting is also enclosed. Such form of proxy is also published on the website of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk).

Whether or not you are able to attend the meeting, please complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to HKHC's branch share registrar in Hong Kong, Tengis Limited, at 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting or any adjournment thereof if they so wish.

28 May 2007

* *for identification purposes only*

CONTENTS

In this circular, the following expressions have the meanings set out below unless the context requires otherwise:

"Acquisition"	the acquisition of 30% equity interest in the JV Co. from Dr. Choi pursuant to the SP Agreement
"Announcement"	the announcement dated 11 April 2007 made by the Company containing, amongst other things, the details of the Tranch II Placing, the CB Placing, the Grant of Option, the Whitewash Waiver and the SP Agreement
"associate(s)"	has the meaning ascribed thereto under the Listing Rules
"Bye-laws"	the bye-laws of HKHC
"CB Placing"	the placing of the Convertible Bonds I pursuant to the CB Placing Agreement
"CB Placing Agreement"	the conditional convertible bonds placing agreement dated 29 March 2007 entered into between HKHC and the Placing Agent in relation to the placing of Convertible Bonds I on a best effort basis (as supplemented by a supplemental agreement dated 25 May 2007)
"connected person"	has the meaning ascribed thereto in the Listing Rules
"Conversion Share(s)"	new HKHC Shares falling to be allotted and issued upon exercise of the conversion rights attaching to the Convertible Bond(s) I and/or Convertible Bond II
"Convertible Bonds I"	the convertible bonds up to an aggregate principal amount of HK$250 million to be issued by HKHC pursuant to the CB Placing Agreement
"Convertible Bond II"	the convertible bond up to an aggregate principal amount of HK$500 million to be issued by HKHC to Top Act pursuant to the Option Agreement
"Dr. Choi"	Dr. Francis Choi Chee Ming, J.P., a non-executive Town Health Director
"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any of its delegates
"GEM"	the Growth Enterprise Market of the Stock Exchange
"Grant of Option"	the grant of Option by HKHC to Top Act pursuant to the Option Agreement

"HKHC"	Hong Kong Health Check and Laboratory Holdings Company Limited, a company incorporated in Bermuda with limited liability and the issued Shares of which are listed on the main board of the Stock Exchange
"HKHC Board"	the board of HKHC Directors
"HKHC Director(s)"	director(s) of HKHC
"HKHC Group"	HKHC together with its subsidiaries
"HKHC SGM"	a special general meeting of HKHC to be convened for the purpose of considering and, if thought fit, approving, among other things, (i) the Tranche II Placing Agreement (ii) the CB Placing Agreement (iii) the Option Agreement (iv) the Whitewash Waiver and (v) the refreshment of the Scheme Mandate Limit
"HKHC Share(s)"	ordinary share(s) of HK$0.01 each in the issued share capital of HKHC
"HKHC Shareholder(s)"	holder(s) of the HKHC Shares
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	an independent board committee established by the HKHC Board to advise the Independent HKHC Shareholders in respect of the Grant of Option and the Whitewash Waiver
"Independent HKHC Shareholder(s)"	HKHC Shareholders who are not interested or involved in the Grant of Option and the Whitewash Waiver
"JV Agreement"	the agreement entered into on 18 April 2006 between Dr. Choi and HKHC Group in relation to the formation of the JV Co.
"JV Co."	Town Health Medical Technology (China) Company Limited, the joint venture company established under the JV Agreement
"Last Trading Day"	23 March 2007, being the last full trading day for the HKHC Shares
"Latest Practicable Date"	25 May 2007, being the latest practicable date for ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange

"Option"	the option to be granted by HKHC to Top Act entitling Top Act to require HKHC to issue Convertible Bond II up to an aggregate principal amount of HK$500,000,000 during the Option Period pursuant to the Option Agreement
"Option Agreement"	the agreement entered into between HKHC and Top Act, a wholly owned subsidiary of Town Health, dated 29 March 2007 in respect of the Grant of Option (as supplemented by a supplemental agreement dated 25 May 2007)
"Option Period"	the period of one month commencing from the date of fulfillment of conditions precedent of the Option Agreement
"Partners Capital"	Partners Capital International Limited, a licensed corporation for types 1 and 6 regulated activities under the SFO, appointed as independent financial adviser to the Independent Board Committee and Independent HKHC Shareholders in relation to the Grant of Option and the Whitewash Waiver
"Placees"	any individual(s), institutional or other professional investor(s) procured by the Placing Agent to subscribe for any of the Tranche II Placing Shares and/or the Convertible Bonds I pursuant to the Placing Agent's obligations under the Tranche II Placing Agreement and the CB Placing Agreement
"Placing Agent"	Kingston Securities Limited, a licensed corporation to carry on business in type 1 (dealing in securities) regulated activity under the SFO
"PRC"	the People's Republic of China, which for the purpose of this circular shall exclude Hong Kong, Taiwan and Macau Special Administrative Region
"Relevant Period"	the period commencing from 11 October 2006, being six months prior to the date of the Announcement, and up to and including the Latest Practicable Date
"Scheme Mandate Limit"	the maximum number of HKHC Shares which may be allotted and issued upon the exercise of all options which initially shall not in aggregate exceed 10% of the HKHC Shares in issue as at the date of adoption of the Share Option Scheme and thereafter, if refreshed shall not exceed 10% of the HKHC Shares in issue as at the date of approval of the refreshed limit by the HKHC Shareholders

"SFC"	The Securities and Futures Commission of Hong Kong
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Share Option Scheme"	the share option scheme adopted by HKHC on 17 November 2003
"SP Agreement"	the sale and purchase agreement entered into between Classictime Investments Limited, a wholly-owned subsidiary of HKHC, as purchaser and Dr. Choi as vendor dated 2 April 2007 in relation to the Acquisition
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"TA Convertible Bond"	the convertible bond issued by HKHC on 23 February 2006 and held by Top Act which upon exercise in full will be converted into 1,463,414,634 Conversion Shares
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers
"Top Act"	Top Act Group Limited, a company incorporated in the British Virgin Islands with limited liability, and a wholly owned subsidiary of Town Health
"Town Health"	Town Health International Holdings Company Limited, a company incorporated in the Cayman Islands with limited liability whose issued shares are listed on the Growth Enterprise Market of the Stock Exchange. The controlling shareholder of Town Health is Board Idea International Limited, which is beneficially owned by Dr. Cho Kwai Chee as to 50.1% and Dr. Choi as to 49.9% respectively
"Town Health Director(s)"	director(s) of Town Health
"Town Health Shareholders"	shareholders of Town Health
"Tranche I Placing"	placing of 220,000,000 new HKHC Shares, details of which is set out in the Announcement
"Tranche II Placing"	placing of 560,000,000 new HKHC Shares by the Placing Agent pursuant to the terms of the Tranche II Placing Agreement
"Tranche II Placing Agreement"	a conditional placing agreement entered into between HKHC and the Placing Agent dated 29 March 2007 in relation to the Tranche II Placing on a fully underwritten basis (as supplemented by a supplemental agreement dated 25 May 2007)

"Tranche II Placing Price"	HK$0.19 per Tranche II Placing Share
"Tranche II Placing Share(s)"	an aggregate of 560,000,000 HKHC Shares to be placed pursuant to the terms of the Tranche II Placing Agreement
"Whitewash Waiver"	the whitewash waiver to be applied for by Top Act to the Executive pursuant to Note 1 on Dispensations from Rule 26 of the Takeovers Code for waiving the obligation of Top Act and parties acting in concert with it to extend a general offer to acquire the issued securities (excluding the issued securities which are owned or agreed to be acquired by Top Act and parties acting in concert with it) arising from the exercise of the conversion rights for the conversion of the Convertible Bond II
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*
(Incorporated in Bermuda with limited liability)
(Stock Code: 397)

Executive Directors:
Dr. Fung Yiu Tong, Bennet *(Chairman)*
Mr. Lee Chik Yuet *(Vice Chairman)*
Mr. Cho Kwai Yee, Kevin
Miss Choi Ka Yee, Crystal
Mr. Siu Kam Chau

Independent non-executive Directors:
Mr. Chan Chi Yuen
Mr. Chik Chi Man
Mr. Lo Chun Nga

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal place of business in Hong Kong:
Shop 2B and 2C, Level 1
Hilton Plaza Commercial Centre
3-9 Shatin Centre Street
Shatin, New Territories
Hong Kong

28 May 2007

To the HKHC Shareholders

Dear Sir or Madam,

(I) PLACING OF NEW SHARES SUBJECT TO SHAREHOLDERS' APPROVAL;
(II) PLACING OF CONVERTIBLE BONDS;
(III) CONNECTED TRANSACTION IN RELATION TO THE GRANT OF OPTION TO TOWN HEALTH INTERNATIONAL HOLDINGS COMPANY LIMITED TO SUBSCRIBE FOR CONVERTIBLE BONDS;
(IV) WHITEWASH WAIVER;
(V) CONNECTED AND DISCLOSEABLE TRANSACTION;
(VI) REFRESHMENT OF THE SCHEME MANDATE LIMIT; AND
(VII) NOTICE OF SGM

INTRODUCTION

On 11 April 2007, HKHC announced that (i) HKHC had entered into the Tranche II Placing Agreement, the CB Placing Agreement with the Placing Agent and the Option Agreement with Top Act respectively; and (ii) Classictime Investments Limited, a wholly-owned subsidiary of HKHC entered into the SP Agreement with Dr. Choi.

* *for identification purposes only*

Pursuant to the Tranche II Placing Agreement dated 29 March 2007, HKHC has conditionally agreed to place, through the Placing Agent on a fully underwritten basis 560,000,000 Tranche II Placing Shares to independent investors at a price of HK$0.19 per Tranche II Placing Share.

Pursuant to the CB Placing Agreement dated 29 March 2007, the Placing Agent has conditionally agreed to place, on a best effort basis, up to an aggregate principal amount of HK$250,000,000 Convertible Bonds I convertible into 1,000,000,000 HKHC Shares at a conversion price of HK$0.25 per Conversion Share.

Pursuant to the Option Agreement dated 29 March 2007, HKHC has conditionally agreed to grant the Option to Top Act, entitling Top Act a right to require HKHC to issue the Convertible Bond II in an aggregate principal amount of HK$500,000,000 during the Option Period. The Convertible Bond II is convertible into 2,000,000,000 HKHC Shares at an initial conversion price of HK$0.25 per Conversion Share.

Pursuant to the SP Agreement, Classictime Investment Limited, a wholly-owned subsidiary of HKHC, has conditionally agreed to acquire and Dr. Choi has conditionally agreed to sell 30% equity interest in JV Co..

The HKHC Board would also wish to refresh the Scheme Mandate Limit.

The purpose of this circular is to provide the HKHC Shareholders, among other things, details regarding (i) the Tranche II Placing Agreement; (ii) the CB Placing Agreement; (iii) the Option Agreement; (iv) the Whitewash Waiver; and (v) the refreshment of the Scheme Mandate Limit, in respect of which resolutions will be proposed at the HKHC SGM.

In addition, this circular also contains, among other things, (i) the SP Agreement; (ii) the letter of recommendation from the Independent Board Committee; (iii) the letter from Partners Capital to the Independent Board Committee and Independent HKHC Shareholders, containing its advice in respect of the terms of the Option Agreement and the Whitewash Waiver to the Independent Board Committee and the Independent HKHC Shareholders and (iv) a notice of the HKHC SGM.

THE TRANCHE II PLACING AGREEMENT

Date

29 March 2007

Issuer

HKHC

Placing Agent

The Placing Agent has conditionally agreed to place in aggregate of 560,000,000 Tranche II Placing Shares on a fully underwritten basis and will receive a placing commission of 2.5% on the gross proceeds of the Tranche II Placing upon completion of the Tranche II Placing. The HKHC Directors (including the independent non-executive HKHC Directors) are of the view that the placing commission is fair and reasonable and in the interest of HKHC and HKHC Shareholders as a whole.

The Placing Agent and its ultimate beneficial owners are third parties independent of HKHC and its connected persons (as defined in Listing Rules).

Placees

1. ABN AMRO Bank N.V. (London Branch) *(Note 1)*;

2. Galaxy Asset Management (HK) Limited – Galaxy China Opportunities Fund;

3. Atlantis Investment Management Limited *(Note 2)*; and

4. China Assets (Holdings) Limited *(Note 3)*.

Notes:

1. ABN AMRO Bank N.V. will hold the HKHC Shares as principal.

2. Atlantis Investment Management Limited will be placed by a sub-placing agent. The beneficial owner of Atlantis Investment Management Limited is Atlantis China Fortune Fund which is a public listed fund registered in Dublin.

3. China Assets (Holdings) Limited (stock code: 170) is a company incorporated in Hong Kong with limited liability and the issued shares of which are listed on the main board of the Stock Exchange.

HKHC confirms that each of the Placees is a third party independent of HKHC and its connected persons (as defined in the Listing Rules), and not acting in concert with any of Town Health, Top Act, Dr. Choi, Miss Choi Ka Yee, Crystal and Dr. Cho Kwai Chee. It is not expected that any individual Placee will become a substantial HKHC Shareholder (as defined under the Listing Rules) immediately after the Tranche II Placing.

Tranche II Placing Shares

The Tranche II Placing Shares represent approximately 19.65% of the existing issued share capital of HKHC of 2,849,771,468 HKHC Shares as at the Latest Practicable Date and approximately 16.42% of HKHC's issued share capital of 3,409,771,468 HKHC Shares as enlarged by the Tranche II Placing.

Ranking of Tranche II Placing Shares

The Tranche II Placing Shares will rank, upon issue, pari passu in all respects with the HKHC Shares in issue on the date of allotment and issue of the Tranche II Placing Shares.

Tranche II Placing Price

The Tranche II Placing Price of HK$0.19 per HKHC Share represents (i) a discount of approximately 15.93% to the closing price of HK$0.226 on the Last Trading Day, being the latest trading day before the date of the Announcement; (ii) a discount of approximately 19.08% to the average closing price of HK$0.2348 in the last 5 trading days prior to the date of the Tranche II Placing Agreement; (iii) a discount of 8.35% to the average closing price of HK$0.2073 in the last 10 trading days prior to the date of the Tranche II Placing Agreement; and (iv) a discount of approximately 54.22% to the closing price of HK$0.415 as quoted on the Stock Exchange as at the Latest Practicable Date.

The Tranche II Placing Price was determined with reference to the prevailing market price of the Share and was negotiated on an arm's length basis between HKHC and the Placing Agent. The HKHC Directors (including the independent non-executive HKHC Directors) consider that the terms of the Tranche II Placing are fair and reasonable based on the current market conditions and in the interests of HKHC and the HKHC Shareholders as a whole.

Conditions of the Tranche II Placing

Completion of the Tranche II Placing is conditional upon:

(i) the Listing Committee of the Stock Exchange granting or agreeing to grant the listing of, and permission to deal in, the Tranche II Placing Shares;

(ii) the passing of a resolution by the HKHC Shareholders approving the allotment and issue of the Tranche II Placing Shares at the HKHC SGM; and

(iii) the obligations of the Placing Agent under the Tranche II Placing Agreement becoming unconditional and not being terminated in accordance with the terms of the Tranche II Placing Agreement, including provisions regarding force majeure event.

As at the Latest Practicable Date, none of the above conditions have been fulfilled.

Termination and force majeure

The Placing Agent may, in its reasonable opinion, terminate the Tranche II Placing Agreement by notice in writing to HKHC at any time up to 8:00 a.m. on the date for the completion of the Tranche II Placing if:

(i) there is any change in national, international, financial, exchange control, political, economic conditions in Hong Kong which in the reasonable opinion of the Placing Agent would be materially adverse in the consummation of the Tranche II Placing; or

(ii) there is any breach of the warranties, representations and undertakings given by HKHC in the Tranche II Agreement and such breach is considered by the Placing Agent on reasonable grounds to be material in the context of the Tranche II Placing; or

(iii) there is any material change (whether or not forming part of a series of changes) in market conditions which in the reasonable opinion of the Placing Agent would materially and prejudicially affect the Tranche II Placing or makes it inadvisable or inexpedient for the Tranche II Placing to proceed; or

(iv) any statement contained in the announcements of HKHC (other than in relation to Town Health) has become or been discovered to be untrue, incorrect or misleading in any material respect which in the opinion of the Placing Agent would be materially adverse in the consummation of the Tranche II Placing.

HKHC may, in its reasonable opinion, after consultation with the Placing Agent, terminate the Tranche II Placing Agreement by notice in writing to the Placing Agent at any time up to 8:00 a.m. on the date for the completion of the Tranche II Placing if there is a breach of the warranties, representations and undertakings given by the Placing Agent in the Tranche II Placing Agreement and such breach is considered by HKHC on reasonable grounds to be material.

The HKHC Directors are not aware of the occurrence of any of such events as at the Latest Practicable Date.

Completion of the Tranche II Placing

The conditions set out in the Placing Agreement is expected to be fulfilled on or before 22 June 2007, or such later date as may be agreed by HKHC and the Placing Agent and the completion of the Tranche II Placing will take place on the fourth business day after the Tranche II Placing Agreement has become unconditional.

THE CB PLACING AGREEMENT

On 29 March 2007, HKHC and the Placing Agent also entered into the CB Placing Agreement pursuant to which the Placing Agent agreed to place, on a best effort basis, up to an aggregate principal amount of HK$250,000,000 Convertible Bonds I.

Placing agent:

Kingston Securities Limited is the placing agent for the CB Placing and will be entitled to receive a placing commission of 2.5% of the gross proceeds of the Convertible Bonds I to be placed by it.

The Placing Agent and its ultimate beneficial owners are third parties independent of HKHC and its connected persons (as defined in Listing Rules).

Placees:

The Placing Agent shall procure that each of the Placees of the Convertible Bonds I to be placed, will be a third party independent of HKHC and its connected persons (as defined in the Listing Rules) and not acting in concert with any of Town Health, Top Act, Dr. Choi, Miss Choi Ka Yee, Crystal and Dr. Cho Kwai Chee.

Conversion Shares falling to be issued upon exercise in full of the conversion rights attaching to the Convertible Bonds I

Assuming that the maximum aggregate principal amount of the Convertible Bonds I (i.e. HK$250,000,000) are placed under the CB Placing, upon exercise in full of the conversion rights attaching to the Convertible Bonds I, an aggregate of 1,000,000,000 Conversion Shares would fall to be allotted and issued by HKHC at the initial conversion price of HK$0.25 per Conversion Share, which will represent (i) approximately 35.09% of the existing issued share capital of HKHC comprising 2,849,771,468 HKHC Shares; (ii) approximately 29.33% of the issued share capital of HKHC as enlarged by the Tranche II Placing; and (iii) approximately 22.68% of the issued share capital of HKHC as enlarged by the Tranche II Placing and the conversion of the Convertible Bonds I.

The Conversion Shares falling to be issued upon exercise of the conversion rights attaching to the Convertible Bonds I will, when issued, rank pari passu with all other HKHC Shares in issue as at the date of allotment and issue of such Conversion Shares.

Conditions

The CB Placing is conditional upon:

(i) the Listing Committee of the Stock Exchange granting approval of the issue of the Convertible Bonds I (if required) and the listing of, and permission to deal in the Conversion Shares falling to be issued on the exercise of the conversion rights attaching to the Convertible Bonds I either unconditionally or subject to conditions to which the Placing Agent may accept; and

(ii) the HKHC Shareholders passing at the HKHC SGM the resolution approving the allotment and issue the Conversion Shares falling to be issued upon the exercise of the conversion rights attaching to the Convertible Bonds I.

If any of the above conditions are not fulfilled at or before 5:00 p.m. (Hong Kong time) on 6 July 2007 or such later time or date as may be agreed between the Placing Agent and HKHC in writing, the Placing Agent may, at any time thereafter, terminate its obligations under the CB Placing Agreement by notice in writing to HKHC, whereupon the obligations of the Placing Agent under this CB Placing Agreement shall forthwith cease and terminate and neither HKHC nor the Placing Agent shall have any claim against any of the others, save for any antecedent breach thereof. As at the Latest Practicable Date, none of the above conditions have been fulfilled.

Completion

At any time up to the one-month period commencing from the date of fulfillment of conditions of the CB Placing Agreement, the Placing Agent can at any time, by giving not less than 5 business days' written notice in advance, call for HKHC to issue Convertible Bonds I up to an aggregate principal amount of HK$250,000,000. Each call shall not be less than HK$10,000,000.

PRINCIPAL TERMS OF THE CONVERTIBLE BONDS I

Issuer:	HKHC
Aggregate principal amount:	HK$250,000,000
Maturity date:	the date falling on the 4th anniversary of the date of issue of the Convertible Bonds I. Any unredeemed and unconverted Convertible Bonds I will be redeemed at 100% of the outstanding principal amount together with any accrued interest in cash.
Initial conversion price:	HK$0.25 per Conversion Share The initial conversion price was determined on an arm's length basis between HKHC and the Placing Agent with reference to, among other things, the recent performance of the HKHC Share price. The initial conversion price is subject to adjustments, including consolidation or subdivision of HKHC Shares, rights issue, extraordinary stock or cash distribution, and other dilutive events, which may or may not occur. The conversion price of HK$0.25 per Share represents: (i) a premium of approximately 10.62% over the closing prices of HK$0.226 per Share on the Last Trading Day, being the latest trading day before the date of the Announcement; and (ii) a premium of approximately 6.47% over the average of the closing prices of HK$0.2348 per Share in the last 5 trading days prior to the date of the CB Placing Agreement; (iii) a premium of 20.60% over the average of the closing price of HK$0.2073 per Share in the last 10 trading days prior to the date of the CB Placing Agreement; and (iv) a discount of approximately 39.76% to the closing price of HK$0.415 as quoted on the Stock Exchange as at the Latest Practicable Date. The holders of the Convertible Bonds I shall have the right at any time after the date of issue of the Convertible Bonds I to convert any outstanding amount of the Convertible Bonds I at denomination of HK$10,000,000 each into the Conversion Shares at the then applicable conversion price, unless the amount remaining on exercise of the conversion rights shall be less than HK$10,000,000 and in such event, the entire outstanding amount shall be converted.

Ranking:	The Conversion Shares, when allotted and issued, will rank pari passu in all respects with the other HKHC Shares in issue as at the date of issue of such Conversion Shares.
Interest:	2% per annum payable half yearly in arrears
Transferability:	The Convertible Bonds I may be transferred to any third party without the prior written consent of HKHC. None of the Convertible Bonds I may be transferred to a "connected person" (as defined in the Listing Rules) of HKHC. HKHC shall give notice to the Stock Exchange for any transfer of the Convertible Bonds I and shall state whether any connected person (as defined in the Listing Rules) of HKHC is involved.
Voting rights:	The Convertible Bonds I do not confer any voting rights at general meetings of HKHC on the holder(s) of the Convertible Bonds I.
Events of default:	On the occurrence of certain events of default specified in the Convertible Bonds I (e.g. liquidation), each of the holders of the Convertible Bonds I shall be entitled to demand for immediate repayment of the principal amount outstanding and accrued but unpaid interest under the relevant Convertible Bonds I.
Listing:	No application will be made for the listing of the Convertible Bonds I on the Stock Exchange or any other stock exchange.

OTHER INFORMATION ON THE TRANCHE II PLACING AND THE CB PLACING

Reasons for the Tranche II Placing and the CB Placing

The HKHC Directors consider the timing of the fund raising by the Tranche II Placing and the CB Placing are appropriate as the recent stock market has shown strong sentiment and the Tranche II Placing and the CB Placing will be attractive to the potential investors. The HKHC Directors consider that notwithstanding that the Tranche II Placing and the CB Placing will result in the dilution of the existing shareholding interest of the HKHC Shareholders, the Tranche II Placing and the CB Placing represent an opportunity to raise capital for HKHC to enhance the general working capital base and the existing business of the HKHC Group and to further strengthen and develop the services arm of the HKHC Group.

Use of proceeds

Tranche II placing

The gross proceeds from the Tranche II Placing will be approximately HK$106.4 million and the net proceeds after deduction of related expenses, will be approximately HK$103.4 million. The gross proceeds are intended to be used as to (i) HK$55 million for potential acquisition if opportunities arise; (ii) as to HK$25 million for the expansion and enhancement of the HKHC Group's health check centre in Hong Kong which provides health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services in Hong Kong; (iii) as to HK$20 million for the preliminary development of health check service in the PRC; and (iv) the remaining balance as general working capital purpose. The net proceeds raised per HKHC Share upon the completion of the Tranche II Placing will be approximately HK$0.1844 per HKHC Share.

CB Placing

The maximum gross and net proceeds (after deduction of related expenses) from the CB Placing will be approximately HK$250 million and HK$244 million, respectively. The net proceeds are expected to be applied towards the expansion of HKHC Group's new centre for the provision of health check, advanced diagnostic services, day care observation services and medical laboratory related services, and the establishment of similar centres at other locations in Hong Kong and the PRC. In the event that such expansion and establishment of the proposed new centres are not implemented, such net proceeds will be used as general working capital for HKHC Group.

Fund raising activities of HKHC in the past 12 months

Date of announcement	Transaction	Net proceeds raised (approximately)	Intended use of proceeds	Actual use of proceeds
11 April 2007	Tranche I Placing	HK$40.4 million	HK$30 million for potential acquisition if opportunities arise and/or for the expansion and enhancement of the HKHC Group's health check centre in Hong Kong which provides health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services and the remaining balance as general working capital purpose.	Not yet utilized
21 November 2006	Placing of convertible notes to not less than 6 placees *(Note)*	HK$19 million	To be used for the expansion and enhancement of the HKHC Group's health check centre in Hong Kong which provides health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services in Hong Kong.	Used for the enhancement of the HKHC Group's health check centre in Hong Kong, as general working capital for HKHC and for the acquisition of medical related business
4 September 2006	Placing of convertible notes to not less than 6 placees *(Note)*	HK38 million	To be used for the expansion and enhancement of the HKHC Group's health check centre in Hong Kong which provides health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services in Hong Kong.	Used for the enhancement of the HKHC Group's health check centre in Hong Kong, as general working capital for HKHC and for the acquisition of medical related business

Note: These convertible notes had been fully converted into the existing issued HKHC Shares as at the date of this circular.

THE OPTION AGREEMENT

On 29 March 2007, HKHC entered into the Option Agreement with Top Act, a wholly owned subsidiary of Town Health. Pursuant to the Option Agreement, HKHC has conditionally agreed to grant the Option to Top Act at a nominal consideration of HK$1.00. Pursuant to the Option Agreement, Top Act shall be entitled to require HKHC to issue Convertible Bond II up to an aggregate principal amount of HK$500,000,000 during the Option Period.

Conditions

The Grant of Option and its completion are conditional upon the fulfillment of the following conditions:

(a) the Stock Exchange shall have approved the Grant of Option and the issue of the Convertible Bond II either unconditionally or subject to conditions to which neither HKHC nor Top Act shall reasonably object and the satisfaction of such conditions;

(b) the Listing Committee of the Stock Exchange shall have granted (either unconditionally or subject to conditions to which neither HKHC nor Top Act shall reasonably object) listing of and permission to deal in the Conversion Shares to be issued upon the exercise of the conversion rights attaching to the Convertible Bond II;

(c) if necessary, the passing by the Independent HKHC Shareholders of the necessary resolution by way of poll at the HKHC SGM approving the Whitewash Waiver, and the granting of the Whitewash Waiver by the Executive in accordance with the Takeovers Code;

(d) if necessary, the passing by the Independent HKHC Shareholders of the necessary resolution by way of poll at the HKHC SGM approving the Option Agreement, the issue of the Convertible Bond II and the transactions contemplated thereunder including but not limited to the allotment and issue of the Conversion Shares;

(e) if necessary, the passing by the independent Town Health Shareholders of the necessary resolution by way of poll at an extraordinary meeting of Town Health approving the Option Agreement and the transactions contemplated thereunder;

(f) if necessary, the Bermuda Monetary Authority having granted its permission for the issue of the Convertible Bond II and the Conversion Shares;

(g) all necessary approval, licenses, authorisations and consents required to be obtained on the part of HKHC and Top Act in relation to the Option Agreement and the transactions contemplated hereunder having been obtained; and

(h) no event having occurred or occurring which would constitute an event of default under the Option Agreement.

None of the conditions above would be waived by HKHC and Top Act. If any of the above conditions are not fulfilled on or before 5:00 p.m. on 6 July 2007 or such later date as may be agreed between Top Act and HKHC, the Option Agreement will lapse and become null and void and the parties shall be released from all obligations hereunder, save the liabilities for any antecedent breaches thereof.

As at the Latest Practicable Date, other than conditions (e) and (f) which have been satisfied, none of the other conditions have been fulfilled.

Completion

Subject to fulfillment of the conditions of the Option Agreement and exercise of the Option, completion shall take place at 3:00 p.m. on the third business day following the notice served by Top Act to HKHC for exercise of the Option (or such other date as may be agreed between HKHC and Top Act in writing).

Principal terms of the Convertible Bond II

Issuer:	HKHC
Principal amount:	up to HK$500,000,000
Maturity date:	the date falling on the 4th anniversary of the date of issue of the Convertible Bond II. Any unredeemed and unconverted Convertible Bonds II will be redeemed at 100% of the outstanding principal amount together with any accrued interest in cash. HKHC shall be entitled at any time while the Convertible Bond II is outstanding to redeem the Convertible Bond II or any part thereof in multiples of HK$10,000,000 together with a sum equivalent to the interest accrued on the amount redeemed up to the date of redemption. The Convertible Bond II or any part thereof redeemed shall be forthwith cancelled.
Initial conversion price:	HK$0.25 per Conversion Share The initial conversion price was determined on an arm's length basis respectively between HKHC and Town Health with reference to, among other things, the performance of the HKHC Share price. The initial conversion price is subject to adjustments, including consolidation or subdivision of HKHC Shares, rights issue, extraordinary stock or cash distribution, and other dilutive events, which may or may not occur.

The conversion price of HK$0.25 represents: (i) a premium of approximately 10.62% over the closing price of HK$0.226 on the Last Trading Day, being the latest trading day before the date of the Announcement; (ii) a premium of approximately 6.47% over the average closing price of HK$0.2348 in the last 5 trading days prior to the date of the Option Agreement; (iii) a premium of 20.60% over the average closing price of HK$0.2073 in the last 10 trading days prior to the date of the Option Agreement; and (iv) a discount of approximately 39.76% to the closing price of HK$0.415 as quoted on the Stock Exchange as at the Latest Practicable Date.

The holders of the Convertible Bond II shall have the right at any time after the date of issue of the Convertible Bond II to convert any outstanding amount of the Convertible Bond II at denomination of HK$10,000,000 each (or such lesser amount as may represent the entire principal amount thereof) into the Conversion Shares at the conversion price. Town Health has no intention to transfer, charge or pledge any Conversion Shares to any other persons.

Ranking: The Conversion Shares, when allotted and issued will rank pari passu in all respects with the other HKHC Shares in issue as at the date of issue of the Conversion Shares.

Interest: 2% per annum on the principal amount of the Convertible Bond II outstanding payable half yearly in arrears.

Transferability: The Convertible Bond II may be transferable in whole multiples of HK$10,000,000 (or such lesser amount as may represent the entire principal amount thereof) provided always that no transfer or assignment of the Convertible Bond II shall be made to any connected person (as defined in the Listing Rules) of HKHC.

Voting rights: The Convertible Bond II does not confer any voting rights at general meetings of HKHC on the holder(s) of the Convertible Bond II.

Early redemption: At the request of the Company, the Convertible Bond II may be early redeemed at par from time to time or at an amount equal to 105% of the principal amount of the Convertible Bond II within 14 days after receipt of the conversion notice from the bondholder.

Forced conversion: The Company shall be entitled to mandatorily convert the Convertible Bond II from time to time on or before the date falling the business day before the 4th anniversary of the date of the Convertible Bond II

Events of default: On the occurrence of certain events of default specified in the Convertible Bond II (e.g. liquidation), the holder(s) of the Convertible Bond II shall be entitled to demand for immediate repayment of the principal amount outstanding and accrued but unpaid interest under the relevant Convertible Bond II.

Listing:	No application will be made for the listing of the Convertible Bond II on the Stock Exchange or any other stock exchange.

Upon exercise in full of the conversion rights attaching to such Convertible Bond II, an aggregate of 2,000,000,000 Conversion Shares would fall to be allotted and issued by HKHC at the initial conversion price of HK$0.25 per Conversion Share, which would represent (i) approximately 70.18% of the existing issued share capital of HKHC comprising 2,849,771,468 Shares; (ii) approximately 45.35% of the issued share capital of HKHC as enlarged by the Tranche II Placing and the conversion of the Convertible Bonds I; and (iii) approximately 31.20% of the issued share capital of HKHC as enlarged by the Tranche II Placing and conversion of the Convertible Bonds I and Convertible Bond II.

Reason for the Grant of Option

In view that HKHC has been allied with Town Health in expanding its principal business of provision of healthcare and medical checks services, HKHC would like to maintain a good business relationship with Town Health. Taking into account the dilution effect arising from the Tranche II Placing and CB Placing, HKHC grants the Option to Top Act, an indirect wholly owned subsidiary of Town Health, to minimise the dilution effect on the voting rights of Top Act in the event the TA Convertible Bond has been exercised in full. The HKHC Directors consider the Option Agreement is fair and reasonable and in the interest of HKHC and the HKHC Shareholders as a whole. An Independent Board Committee has been established to advise the Independent HKHC Shareholders and Partners Capital has been appointed as an independent financial adviser to advise the Independent Board Committee and Independent HKHC Shareholders in respect of the Grant of Option.

Use of proceeds

The net proceeds from the exercise of the Option will be approximately HK$499 million which are expected to be applied towards the expansion of HKHC Group's new centre for the provision of health check, advanced diagnostic services, day care observation services and medical laboratory related services, and the establishment of similar centres at other locations outside Hong Kong. In the event that such expansion and establishment of the proposed new centres are not implemented, such net proceeds will be used as general working capital for HKHC Group.

INFORMATION ON TOP ACT AND TOWN HEALTH

Top Act is an indirect wholly owned subsidiary of Town Health. Town Health became listed on GEM on 18 October 2000 and is principally engaged in the (i) provision of healthcare and dental services; (ii) sale of healthcare and pharmaceutical products; and (iii) investment in a number of companies in the healthcare industry.

Town Health is currently owned as to (i) 49.65% of its issued share capital by Broad Idea International Limited which is beneficially owned by Dr. Cho Kwai Chee as to 50.1% and Dr. Choi as to 49.9% respectively; (ii) 0.05% of its issued share capital by Dr. Fung Yiu Tong, Bennet, the executive director of both HKHC and Town Health; and (iii) the remaining 50.30% of its issued share capital by the public.

TAKEOVERS CODE IMPLICATIONS AND THE WHITEWASH WAIVER

Before the Grant of Option, Top Act, save for the TA Convertible Bond granted on 23 February 2006 exercisable into 1,463,414,634 Conversion Shares at the conversion price of HK$0.041 (details has been set out in HKHC's announcement dated 6 March 2006), has no shareholding interest in HKHC, and its concert party, namely Miss Choi Ka Yee, Crystal, was interested in 100,000,000 HKHC Shares representing approximately 3.51% of the existing issued share capital of HKHC as at the Latest Practicable Date.

Assuming Top Act has exercised the TA Convertible Bond in full, before completion of the Tranche II Placing, the CB Placing and the Grant of Option, Top Act and its concert parties together were interested in 1,563,414,634 HKHC Shares, representing 36.25% of the then issued share capital of HKHC as enlarged by the TA Convertible Bond, and would be required to make conditional mandatory general offers for all the issued HKHC Shares, convertible notes and options of HKHC not already owned or agreed to be acquired by Top Act and its parties acting in concert. A whitewash waiver in respect of the conversion of the TA Convertible Bond has been granted by the Executive to Top Act on 3 February 2006 and the relevant approval has been obtained from the then Independent HKHC Shareholders at the special general meeting of HKHC held on 13 February 2006 for waiving the obligation under Rule 26 of the Takeovers Code arising from the exercise of the TA Convertible Bond.

Assuming Top Act has exercised the TA Convertible Bond in full immediately after completion of the Tranche II Placing (but before exercise of the Option and the completion of the CB Placing), Top Act and its parties acting in concert will be interested in 1,563,414,634 HKHC Shares, representing approximately 32.08% of the then issued share capital of HKHC as enlarged by the Tranche II Placing Shares and the exercise of TA Convertible Bond in full. A whitewash waiver in respect of the conversion of the TA Convertible Bond, which is stated in the previous paragraph has been granted and approved by the Executive and Independent HKHC Shareholders respectively.

Scenario 1:

Before the conversion of the TA Convertible Bond and the completion of the CB Placing, if Top Act has exercised the Option and exercised the conversion rights attaching to the Convertible Bond II in full immediately after completion of the Tranche II Placing, Top Act and its parties acting in concert will be interested in 2,100,000,000 HKHC Shares, representing 38.82% of the issued share capital of HKHC enlarged by the Placing and the Conversion Shares falling to be issued upon the Convertible Bond II exercised in full.

Scenario 2:

Before the conversion of the TA Convertible Bond but after the completion of the CB Placing, if Top Act has exercised the Option and exercised the conversion rights attaching to the Convertible Bond II in full immediately after completion of the Tranche II Placing, and the conversion of Convertible Bonds I in full, Top Act and its parties acting in concert will be interested in 2,100,000,000 HKHC Shares, representing 32.76% of the issued share capital of HKHC enlarged by the Placing, and the Conversion Shares falling to be issued upon the Convertible Bonds I and the Convertible Bond II exercised in full.

Scenario 3:

Assuming Top Act has exercised the TA Convertible Bond in full immediately after completion of the Tranche II Placing (but before exercise of the Option and the completion of the CB Placing), Top Act and its parties acting in concert will be interested in 1,563,414,634 HKHC Shares, representing approximately 32.08% of the then issued share capital of HKHC as enlarged by the Tranche II Placing Shares and the exercise of TA Convertible Bond in full. The immediate exercise of the Option and the exercise of the Convertible Bond II in full will increase the shareholding of Top Act and its parties acting in concert to 3,563,414,634 HKHC Shares, representing approximately 51.85% of the then issued share capital of HKHC as enlarged by the Tranche II Placing Shares, the exercise of TA Convertible Bond in full and the Conversion Shares under the Convertible Bond II, or representing approximately 45.26% of the then issued share capital of HKHC as enlarged by the Tranche II Placing Shares, the exercise of TA Convertible Bond in full and the Conversion Shares under both Convertible Bond I and Convertible Bond II, in either event resulting in an increase of more than 2% from its holding of approximately 32.08% before.

Under each of the above scenario 1, scenario 2 and scenario 3, Top Act and its parties acting in concert will be required under Rule 26 of the Takeovers Code to make conditional mandatory general offers for all the issued HKHC Shares, convertible notes and options of HKHC not already owned or agreed to be acquired by Top Act and its parties acting in concert. Top Act has made an application to the Executive pursuant to Note 1 on Dispensations from Rule 26 of the Takeovers Code for the Whitewash Waiver, which if granted, would be subject to the approval of the Independent HKHC Shareholders on a vote to be taken by way of a poll in which Top Act, Town Health, Dr. Choi, Dr. Cho Kwai Chee, Miss Choi Ka Yee, Crystal or any party acting in concert with any of them and those who are involved in or interested in the Grant of Option shall be required to abstain from voting. The Executive has indicated that the Whitewash Waiver will be granted subject to the approval of the Independent HKHC Shareholders to be taken by way of a poll. If the Whitewash Waiver is granted and approved by the Independent HKHC Shareholders, the obligation of Top Act and its parties acting in concert to make conditional mandatory general offers arising from the conversion of Convertible Bonds II under Rule 26 of the Takeovers Code will be waived. If the Whitewash Waiver is not granted, the Option Agreement will lapse and the Grant of Option will not proceed.

Given that upon exercise in full the TA Convertible Bond and Convertible Bond II after the completion of the Tranche II Placing, Top Act and its parties acting in concert will held more than 50% of the voting rights in HKHC, Top Act and its parties acting in concert with each of them may increase their shareholdings in HKHC without incurring any further obligation of Rule 26 under the Takeovers Code to make a general offer.

Save for the Option Agreement, the TA Convertible Bond and the shareholding interest of 100,000,000 HKHC Shares held by Miss Choi Ka Yee, Crystal, neither Top Act, Town Health, Dr. Choi, Dr. Cho Kwai Chee, Miss Choi Ka Yee, Crystal nor any of their respective parties acting in concert are interested in any HKHC Shares or has dealt in HKHC Shares during the past 6 months preceding the date of the Option Agreement and during the period between the date of the Option Agreement and the Latest Practicable Date.

Town Health is a connected person of HKHC by virtue of Dr. Choi (being the Town Health Director and having an indirect interest in Town Health through his 49.9% interest in Broad Idea International Limited which owns 49.65% in Town Health) who is father of Miss Choi Ka Yee, Crystal, being the HKHC Director and therefore the Option Agreement constitutes a connected transaction of

HKHC under Chapter 14A of the Listing Rules. Pursuant to the Listing Rules, the Option Agreement is subject to the Independent HKHC Shareholders' approval at the HKHC SGM, voting by way of poll. Miss Choi Ka Yee, Crystal and her associates will be required to abstain from voting in respect of the resolution to approve the Option Agreement and the Grant of Option and transactions contemplated thereunder at the HKHC SGM.

INTENTION REGARDING THE HKHC GROUP AND ITS EMPLOYEES

There is no intention of the HKHC Board and Town Health to change the principal activities of the HKHC Group nor does Town Health have the intention to redeploy the fixed assets of the HKHC Group or to discontinue the employment of the employees of the Group. Accordingly it is the intention of both the HKHC Board and Town Health to continue the existing business of the HKHC Group.

Town Health considers that the subscription of the Convertible Bond II upon exercise of the Option will provide additional funding to the HKHC Group to further develop its business. The exercise of the conversion rights attaching to the Convertible Bond II will allow Town Health to maintain its shareholding in as well as the strategic relationship with HKHC.

SHAREHOLDING STRUCTURE OF HKHC

The table 1 and table 2 set out below show the effect of shareholding of HKHC as a result of the completion of the Tranche II Placing, conversion of the TA Convertible Bond, Convertible Bonds I and/or Convertible Bond II in full under different scenarios:

Table 1:

	As at the Latest Practicable Date		Upon completion of the Tranche II Placing		Upon completion of the Tranche II Placing and assuming all TA Convertible Bond are converted in full		Upon completion of the Tranche II Placing and assuming all TA Convertible Bond and Convertible Bond II are converted in full	
	HKHC Shares	*Approximate %*	*HKHC Shares*	*Approximate %*	*HKHC Shares*	*Approximate %*	*HKHC Shares*	*Approximate %*
Top Act Group Limited	-	-	-	-	1,463,414,634	30.03	3,463,414,634	50.39
Choi Ka Yee Crystal *(Note 1)*	100,000,000	3.51	100,000,000	2.93	100,000,000	2.05	100,000,000	1.46
Public:								
ABN AMRO Bank N.V. (London Branch)	-	-	180,000,000	5.28	180,000,000	3.69	180,000,000	2.62
Galaxy Asset Management (HK) Limited	-	-	180,000,000	5.28	180,000,000	3.69	180,000,000	2.62
Atlantis Investment Management Limited *(Note 2)*	-	-	160,000,000	4.69	160,000,000	3.28	160,000,000	2.32
China Assets (Holdings) Limited *(Note 3)*	-	-	40,000,000	1.17	40,000,000	0.82	40,000,000	0.58
Holders of Convertible Bonds I *(Note 4)*	-	-	-	-	-	-	-	-
Other public HKHC Shareholders	2,749,771,468	96.49	2,749,771,468	80.65	2,749,771,468	56.44	2,749,771,468	40.01
Sub-total *(Notes 5&6)*	2,749,771,468	96.49	3,309,771,468	97.07	3,309,771,468	67.92	3,309,771,468	48.15
Total	2,849,771,468	100.00	3,409,771,468	100.00	4,873,186,102	100.00	6,873,186,102	100.00

Table 2:

	Upon completion of the Tranche II Placing and assuming all Convertible Bonds I are converted in full		Upon completion of the Tranche II Placing and assuming all Convertible Bond II are converted in full		Upon completion of the Tranche II Placing and assuming all Convertible Bonds I and Convertible Bond II are converted in full		Upon completion of the Tranche II Placing, and assuming all Convertible Bonds I and Convertible Bond II and TA Convertible Bond are converted in full	
	HKHC Shares	*Approximate %*	*HKHC Shares*	*Approximate %*	*HKHC Shares*	*Approximate %*	*HKHC Shares*	*Approximate %*
Top Act Group Limited	-	-	2,000,000,000	36.97	2,000,000,000	31.20	3,463,414,634	43.99
Choi Ka Yee Crystal *(Note 1)*	100,000,000	2.27	100,000,000	1.85	100,000,000	1.56	100,000,000	1.27
Public:								
ABN AMRO Bank N.V. (London Branch)	180,000,000	4.08	180,000,000	3.33	180,000,000	2.81	180,000,000	2.29
Galaxy Asset Management (HK) Limited	180,000,000	4.08	180,000,000	3.33	180,000,000	2.81	180,000,000	2.29
Atlantis Investment Management Limited *(Note 2)*	160,000,000	3.63	160,000,000	2.96	160,000,000	2.50	160,000,000	2.03
China Assets (Holdings) Limited *(Note 3)*	40,000,000	0.91	40,000,000	0.74	40,000,000	0.62	40,000,000	0.51
Holders of Convertible Bonds I *(Note 4)*	1,000,000,000	22.67	-	-	1,000,000,000	15.60	1,000,000,000	12.70
Other public HKHC Shareholders	2,749,771,468	62.36	2,749,771,468	50.82	2,749,771,468	42.90	2,749,771,468	34.92
Sub-total *(Notes 5&6)*	4,309,771,468	97.73	3,309,771,468	61.18	4,309,771,468	67.24	4,309,771,468	54.74
Total	4,409,771,468	100.00	5,409,771,468	100.00	6,409,771,468	100.00	7,873,186,102	100.00

Notes to tables 1 and 2:

1. Miss Choi Ka Yee, Crystal, is a HKHC Director. Her interest is held through her wholly-owned company, Central View International Limited.

2. Atlantis Investment Management Limited will be placed by a sub-placing agent. The beneficial owner of Atlantis Investment Management Limited is Atlantis China Fortune Fund which is a public listed fund registered in Dublin.

3. China Assets (Holdings) Limited (stock code: 170) is a company incorporated in Hong Kong with limited liability and the issued shares of which are listed on the main board of the Stock Exchange.

4. The Placees of the Convertible Bonds I are yet to be determined, the Placing Agent shall procure that each of the Placees of the Convertible Bonds I to be placed, will be a third party independent of HKHC and its connected persons (as defined in the Listing Rules) and not acting in concert with any of Town health, Top Act, Dr. Choi, Dr. Cho Kwai Chee or Miss Choi Ka Yee, Crystal. It is expected that there will be no substantial shareholders to be placed with the Convertible Bonds I.

5. Such Tranche II Placing Shares would be allotted and issued upon completion of the Tranche II Placing.

6. None of the Placees of Tranche II Placing will become a substantial shareholder of HKHC after the completion of Tranche II Placing.

THE SP AGREEMENT

On 18 April 2006, the HKHC Group and Dr. Choi entered into the JV Agreement for the formation of the JV Co., details of which have been set out in the HKHC's announcement dated 19 April 2006. Pursuant to the JV Agreement, the HKHC Group and Dr. Choi have agreed to contribute HK$21,000,000 and HK$9,000,000 respectively into the JV Co. The contribution is in proportion to their respective shareholdings. Prior to the date of the SP Agreement, the JV Co. was owned as to 70% by HKHC Group and 30% by Dr. Choi respectively. After the Acquisition, HKHC Group would own 100% of the JV Co..

On 2 April 2007, the HKHC Group and Dr. Choi entered into the SP Agreement, details of which are set out below:

Date:	2 April 2007
Parties:	(1) Classictime Investments Limited (as buyer), a wholly owned subsidiary of HKHC; and (2) Dr. Choi (as vendor)
Asset to be acquired:	30% equity interest in the JV Co.
Consideration:	HK$9,000,000 to be paid upon completion of the Acquisition in cash, which is equal to 30% of the net assets of the JV Co.
Conditions:	Completion of the Acquisition is conditional upon, among other condition, all necessary consents and approvals required to be obtained in respect of the SP Agreement and the transactions contemplated thereunder having been obtained on or before 31 May 2007.
Completion:	Completion of the Acquisition will take place on the date falling three business days after the date of fulfillment of the conditions stated above.

Information on the JV Co.

The JV Co. has been incorporated in accordance with the JV Agreement in the British Virgin Islands. Immediately before the SP Agreement, the JV Co. is owned as to 70% by HKHC Group and as to 30% by Dr. Choi. After its incorporation, the JV Co. has not commenced business and accordingly, no profit and loss has been resulted. The unaudited net assets of the JV Co. as at 31 March 2007 are approximately HK$30 million.

Financial effect of the Acquisition on the enlarged Group

Immediately following completion of the Acquisition, the JV Co. will become a wholly-owned subsidiary of HKHC and the results of the JV Co. will be fully consolidated into the accounts of HKHC. As the consideration of HK$9 million will be settled by the internal financial resources of HKHC, the Acquisition will neither materially affect the total assets of HKHC nor will increase the liabilities position of HKHC. As a matter of fact that the JV Co. has not commenced business and accordingly, no profit and loss result will be recorded immediately following completion of the Acquisition.

Reasons for the Acquisition

The Acquisition will enable the HKHC Group to streamline its operation. Given the financial position of the HKHC Group, particularly after the Tranche I Placing and Tranche II Placing, the HKHC Group intends to reduce the financial assistance from Dr. Choi who is a connected person to the HKHC.

The HKHC Directors (including the independent non-executive HKHC Directors) consider that the terms of the SP Agreement are fair and reasonable, on normal commercial terms and in the interest of HKHC and the HKHC Shareholders as a whole.

For the SP Agreement, as Dr. Choi is a substantial shareholder of the JV Co. which is a subsidiary of HKHC, the SP Agreement constitutes a discloseable and connected transaction of HKHC but is exempt from the Independent HKHC Shareholders' approval under Rule 14A.32 of the Listing Rules.

REFRESHMENT OF THE SCHEME MANDATE LIMIT

Under the Listing Rules, the maximum number of HKHC Shares which may be allotted and issued upon the exercise of all options initially shall not in aggregate exceed 10% of the HKHC Shares in issue as at the date of adoption of the Share Option Scheme and thereafter, if refreshed shall not exceed 10% of the HKHC Shares in issue as at the date of approval of the refreshed limit by the HKHC Shareholders.

Since the Share Option Scheme was adopted on 17 November 2003, the Scheme Mandate Limit has been refreshed once on 13 February 2006. 44,760,000 share options have been granted since the date of adoption of the Share Option Scheme but are all expired. As at the Latest Practicable Date, there were no outstanding share option. Since the number of HKHC Shares in issue has increased substantially since the adoption of the Share Option Scheme, the HKHC Board proposes to refresh the Scheme Mandate Limit in order to enable HKHC to grant further options to eligible participants so as to provide opportunities and incentives to them to work forward enhancing the value of HKHC for the benefits of HKHC and the HKHC Shareholders as a whole.

As at the Latest Practicable Date, there were 2,849,771,468 HKHC Shares in issue. Pursuant to the terms of the Share Option Scheme and in compliance with the Listing Rules, the maximum number of HKHC Shares which may be issued upon the exercise of all the options granted or to be granted under the Share Option Scheme under the Scheme Mandate Limit as refreshed shall be 284,977,146 HKHC Shares, being 10% of the HKHC Shares in issue assuming no further issue or repurchase of HKHC Shares during the period between the Latest Practicable Date and up to and including the date of the HKHC SGM.

The proposed refreshment of the Scheme Mandate Limit is conditional upon:

(1) the passing of an ordinary resolution by the HKHC Shareholders to approve the proposed refreshment; and

(2) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the HKHC Shares to be issued pursuant to the exercise of the options granted under the refreshed Scheme Mandate Limit.

Pursuant to the Listing Rules, the HKHC Shares which may be issued upon exercise of all outstanding share options granted and yet to be exercised under the Share Option Scheme and any other scheme(s) at any time shall not exceed 30% of the HKHC Shares in issue from time to time. No share options shall be granted under any scheme(s) of HKHC (including the Share Option Scheme) or any of its subsidiaries if this will result in the 30% limit being exceeded.

Save for the Share Option Scheme, the Company does not adopt any other share option scheme.

HKHC SGM

There is set out on pages 115 to 117 of this circular a notice convening the HKHC SGM to be held at Shop No. 1A-1C, Level 1, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong on Wednesday, 13 June 2007 at 8:00 a.m., at which resolutions will be proposed to the HKHC Shareholders or Independent HKHC Shareholders (as the case may be) to approve, among other things:

- the Tranche II Placing;
- the CB placing;
- the Grant of Option;
- the Whitewash Waiver; and
- the refreshment of the Scheme Mandate Limit

Top Act, Town Health, Dr. Choi, Dr. Cho Kwai Chee, Miss Choi Ka Yee, Crystal or any party acting in concert with any of them and those who are involved in or interested in the Grant of Option shall be required to abstain from voting in the resolutions in relation to the Grant of Option and the Whitewash Waiver. Only the Independent HKHC Shareholders will be permitted to vote on the resolutions by way of poll in relation to the Grant of Option and the Whitewash Waiver.

Whether or not the HKHC Shareholders are able to attend the HKHC SGM in person, they are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to HKHC's branch share registrar in Hong Kong, Tengis Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible but in any event not less than 48 hours before the time for holding of the HKHC SGM or any adjournment thereof. Return of the form of proxy will not preclude the HKHC Shareholders from attending and voting in person at the HKHC SGM or any adjournment thereof should they so wish.

POLL PROCEDURE

According to bye-law 70 of the Bye-laws, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(a) by the chairman of the meeting; or

(b) by at least three HKHC Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) by any HKHC Shareholder or HKHC Shareholders present in person (or, in the case of a HKHC Shareholder being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the HKHC Shareholders having the right to vote at the meeting; or

(d) by any HKHC Shareholder or HKHC Shareholders present in person (or, in the case of a HKHC Shareholder being a corporation, by its duly authorised representative) or by proxy and holding HKHC Shares in HKHC conferring a right to vote at the meeting being HKHC Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all HKHC Shares conferring that right.

Under the Listing Rules and the Takeovers Code, the resolutions approving the Grant of Option and the Whitewash Waiver will be conducted by way of poll.

GENERAL

HKHC is principally engaged in the provision of the manufacturing and sales of garment and provision of healthcare and medical checks services. The net asset values for HKHC for the two years ended 31 March 2006 are HK$20,812,000 and HK$1,873,000 respectively. The net loss before and after taxation and extraordinary items for the year ended 31 March 2005 are HK$28,759,000 and HK$28,769,000 respectively. The net loss before and after taxation and extraordinary items for the year ended 31 March 2006 are both HK$45,346,000. The unaudited net asset value for HKHC as at 30 September 2006 was HK$62,000.

The existing authorised share capital of HKHC consists of 30,000,000,000 HKHC Shares out of which 2,849,771,468 HKHC Shares are issued and fully paid up as at the Latest Practicable Date. Save for the options as may be granted under the share option scheme of HKHC, the TA Convertible Bond, Tranche II Placing Shares, the Convertible Bonds I and the Convertible Bond II upon exercise of the Option, there are no options, rights to acquire, or any other form of security or encumbrance on, over or affecting any part of the unissued share capital of HKHC as at the Latest Practicable Date.

Applications will be made by HKHC to the Listing Committee of the Stock Exchange for the grant of the listing of, and permission to deal in, the Tranche II Placing Shares and the Conversion Shares falling to be issued upon exercise of the conversion rights attaching to the Convertible Bonds I and the Convertible Bond II.

RECOMMENDATIONS

The HKHC Directors consider that the entering into of the Tranche II Placing Agreement, the CB Placing Agreement, the Option Agreement and the Whitewash Waiver are on normal commercial terms and in the ordinary and usual course of business, and the terms of which are fair and reasonable so far as HKHC and the HKHC Shareholders are concerned and are in the interests of HKHC and the HKHC Shareholders as a whole. The HKHC Directors also consider that the refreshment of the Scheme Mandate Limit is in the interest of HKHC and the HKHC Shareholders as a whole. Accordingly, the HKHC Directors recommend the HKHC Shareholders (or the Independent HKHC Shareholders as the case may be) to vote in favour of all the resolutions to be proposed at the HKHC SGM.

An Independent Board Committee has been established to advise the Independent HKHC Shareholders in relation to the terms of the Option Agreement and the Whitewash Waiver. Partners Capital has been appointed as an independent financial adviser to advise the Independent Board Committee and the Independent HKHC Shareholders in respect of the terms of the Option Agreement and the Whitewash Waiver. The appointment of Partners Capital has been approved by the Independent Board Committee.

Your attention is drawn to the letter from the Independent Board Committee set out on page 29 of this circular. Your attention is also drawn to the letter of advice from the Partners Capital which contains, among other things, their advice to the Independent Board Committee and Independent HKHC Shareholders in respect of the Grant of Option and the Whitewash Waiver, and the principal factors and reasons considered by them in arriving at such advice. The text of the letter from Partners Capital is set out on pages 30 to 53 of this circular. Your attention is drawn to the additional information set out in the appendices to this circular and the notice convening the HKHC SGM.

Yours faithfully
By Order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Fung Yiu Tong, Bennet
Chairman

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*
(Incorporated in Bermuda with limited liability)
(Stock Code: 397)

28 May 2007

To the Independent HKHC Shareholders

Dear Sir or Madam,

We have been appointed as the Independent Board Committee to advise you in connection with Grant of Option and the Whitewash Waiver, details of which are set out in the letter from the Board contained in the circular to the HKHC Shareholders dated 28 May 2007 (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

Having considered the terms of the Option Agreement and the Whitewash Waiver and the advice of Partners Capital in relation thereto as set out from pages 30 to 53 of the Circular, we are of the view that Grant of Option and the Whitewash Waiver are fair and reasonable and are in the interest of HKHC and the Independent HKHC Shareholders as a whole.

Accordingly, we recommend the Independent HKHC Shareholders to vote in favour of the resolutions to be proposed at the HKHC SGM to approve the Option Agreement and the Whitewash Waiver and the transactions contemplated thereunder.

Yours faithfully,
For and on behalf of the Independent Board Committee

Mr. Chan Chi Yuen	**Mr. Chik Chi Man**	**Mr. Lo Chun Nga**
Independent non-executive Director	*Independent non-executive Director*	*Independent non-executive Director*

* *for identification purposes only*

The following is the text of a letter of advice from Partners Capital in connection with the Grant of Option and the Whitewash Waiver which has been prepared for inclusion in this circular.

博大資本國際有限公司
Partners Capital International Limited

Unit 3906, 39/F, COSCO Tower
183 Queen's Road Central
Hong Kong

28 May 2007

To the Independent Board Committee
and Independent HKHC Shareholders

Dear Sirs,

CONNECTED TRANSACTION AND WHITEWASH WAIVER

INTRODUCTION

We refer to our engagement to advise the Independent Board Committee and the Independent HKHC Shareholders in respect of the terms of the Option Agreement and the Whitewash Waiver, particulars of which are set out in the circular (the "Document") dated 28 May 2007, in which this letter is reproduced, which has been despatched by the Company to the Independent HKHC Shareholders in relation to the Option Agreement and the Whitewash Waiver. Unless the context requires otherwise, capitalised terms used in this letter shall have the same meanings as ascribed to them under the section headed "Definitions" in the Document.

As set out in the letter from the Board (the "Letter from the Board"), on 29 March 2007, HKHC entered into, among other things, the Option Agreement, pursuant to which HKHC has agreed to grant the Option to Top Act, a wholly owned subsidiary of Town Health, at a nominal consideration of HK$1.00. Under the Option, Top Act shall be entitled to require HKHC to issue Convertible Bond II in an aggregate principal amount up to HK$500,000,000 during the Option Period. For HKHC, Town Health is a connected person of HKHC by virtue of Dr. Choi (being the Town Health Director and having an indirect interest in Town Health through his 49.9% interest in Broad Idea International Limited which owns 49.65% in Town Health) who is the father of Miss Choi Ka Yee, Crystal, being the HKHC Director and therefore the Option Agreement constitutes a connected transaction of HKHC under Chapter 14A of the Listing Rules. Pursuant to the Listing Rules, the Option Agreement subject to the Independent HKHC Shareholders' approval at the HKHC SGM, voting by way of poll. Top Act, Town Health, Dr. Choi, Dr. Cho Kwai Chee, Miss Choi Ka Yee, Crystal or any party acting in concert with any of them and those who are involved in or interested in the Grant of Option shall be required to abstain from voting in respect of the resolution to approve the Option Agreement and transactions contemplated thereunder at the HKHC SGM.

Before the Grant of Option, Top Act, save for the TA Convertible Bond granted on 23 February 2006 exercisable into 1,463,414,634 Conversion Shares at the conversion price of HK$0.041 (details has been set out in HKHC's announcement dated 6 March 2006), has no shareholding interest in HKHC, and its concert party, namely Miss Choi Ka Yee, Crystal, was interested in 100,000,000 HKHC Shares representing approximately 3.51% of the existing issued share capital of HKHC as at the Latest Practicable Date. As illustrated in the various scenarios in respect of the shareholding changes in the issued share capital of HKHC in the section headed "Takeovers Code Implications and the Whitewash Waiver" set out in the Letter from the Board, the exercise of the Option and the exercise of the Convertible Bond II in full will increase the shareholding of Top Act and its parties acting in concert to a level of above 30% of the issued share capital of HKHC. Accordingly, Top Act will trigger an obligation for itself and parties acting in concert with it to make a mandatory general offer under Rule 26 of the Takeovers Code for all the HKHC Shares, convertible notes and options of the HKHC not already held by it and parties acting in concert with it.

An application has been made by Top Act to the Executive for the Whitewash Waiver pursuant to Note 1 on dispensations from Rule 26 of the Takeovers Code. The Whitewash Waiver, if granted by the Executive, would be subject to, among other things, the approval of the Independent HKHC Shareholders at the HKHC SGM by way of poll. Top Act, Town Health, Dr. Choi, Dr. Cho Kwai Chee, Miss Choi Ka Yee, Crystal or any party acting in concert with any of them and those who are involved in or interested in the Grant of Option shall be required to abstain from voting in respect of the resolution to approve the Whitewash Waiver at the HKHC SGM. It is a condition precedent to the completion of the Option Agreement that the Whitewash Waiver is granted by the Executive and approved by Independent HKHC Shareholders. If the Whitewash Waiver is not granted by the Executive or not approved by Independent HKHC Shareholders, the Option Agreement will lapse and the Grant of Option will not proceed.

In accordance with Rule 2.1 of the Takeovers Code, the Independent Board Committee, comprising Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man, was formed to advise the Independent HKHC Shareholders in respect of the Option Agreement and the Whitewash Waiver.

The appointment of Partners Capital International Limited as the independent financial adviser in respect of the Option Agreement and the Whitewash Waiver has been approved by the Independent Board Committee. Partners Capital International Limited is not connected with the directors, chief executive and substantial shareholders of HKHC or Town Health or any of their respective subsidiaries or their respective associates or parties acting in concert with any of them and therefore is considered suitable to give independent advice to the Independent HKHC Shareholders. Apart from normal professional fees payable to us in connection with this appointment, no arrangement exists whereby Partners Capital International Limited will receive any fees or benefits from HKHC or the directors, chief executive and substantial shareholders of HKHC or any of its subsidiaries or their respective associates or Town Health or parties acting in concert with any of them.

In formulating our opinion, we have relied on the accuracy of the information and representations contained in the Document and have assumed that all information and representations made or referred to in the Document as provided by the HKHC Directors were true at the time they were made and continue to be true as at the date of the Document. We have also relied on our discussion with the HKHC Directors regarding the Group, the Option Agreement and the Whitewash Waiver, including the information and representations contained in the Document. We have also assumed that all statements of belief, opinion

and intention made by the HKHC Directors respectively in the Document were reasonably made after due enquiry. We consider that we have reviewed sufficient information to reach an informed view, to justify our reliance on the accuracy of the information contained in the Document and to provide a reasonable basis for our advice. We have no reason to suspect that any material facts have been omitted or withheld from the information contained or opinions expressed in the Document nor to doubt the truth, accuracy and completeness of the information and representations provided to us by the HKHC Directors. We have not, however, conducted an independent in-depth investigation into the business and affairs of the Group, Town Health, Top Act and their respective associates, nor have we carried out any independent verification of the information supplied to us.

THE OPTION AGREEMENT

Principal factors and reasons considered

In arriving at our opinion regarding the terms of the Option Agreement, we have considered the following principal factors and reasons:

(i) Review of financial performance

The HKHC Group is principally engaged in the manufacture and sales of garment in the PRC and provision of healthcare and medical checks services. During the financial year ended 31 March 2004, HKHC (formerly known as Starbow Holdings Limited during that period) was principally engaged in design, development and sale of consumer electronic products and software for leisure and entertainment, manufacturing and sales of knitted and woven garment and investment holding. During the financial year ended 31 March 2005, HKHC (formerly known as Starbow Holdings Limited during that period) was principally engaged in the manufacture and sale of garment in the PRC. During the financial year ended 31 March 2006, the HKHC Group became engaging in both the manufacture and sales of garment in the PRC and the provision of healthcare and medical checks services. In view of the aforesaid, we consider that the historical financial performance for the two years ended 31 March 2005 did not relate with the current business scope of the HKHC Group. Hence, we focus our analysis of HKHC on its financial performance since the year ended 31 March 2006. As set out in the annual report of HKHC for the year ended 31 March 2006, the HKHC Group faced unprecedented challenges in the financial year ended 31 March 2006. The garment division and the securities trading division delivered less than satisfactory performance. To combat the challenging operating conditions, the HKHC Group undertook a series of measures to improve cost effectiveness and operational efficiency. In view of the severe market competition faced by the existing operations, the HKHC Group actively explored growth opportunities in other sectors. In December 2005, the HKHC Group issued four-year convertible notes to Town Health, one of the largest private medical service providers in Hong Kong, thereby raising approximately HK$60 million. Most of the proceeds is utilised in setting up a large health check and laboratory centre in Hong Kong. This health check centre, located at a high traffic region in Tsimshatsui and equipped with advanced medical diagnosis equipment, the centre provides one-stop health check and laboratory services, comprising primarily body check, medical laboratory, advanced diagnostic imaging services and day care observation services commenced its business in late 2006.

According to the annual report of HKHC for the year ended 31 March 2006, turnover of the HKHC Group for the year ended 31 March 2006 decreased by 65% to approximately HK$1.5 million as compared to previous year. The HKHC Group recorded a loss for the year of approximately HK$45.3 million. The loss was mainly attributable to the impairment loss of approximately HK$36.6 million made to write down property, plant and equipment and trade and other receivables.

According to the 2006 interim report of HKHC, the HKHC Group's turnover was HK$566,000, representing a decrease of 66.7% as compared to the corresponding period of last year. The decrease in turnover was mainly attributable to the realignment of business from garment business to health care business. Loss attributable to the HKHC Shareholders for the six months ended 30 September 2006 was HK$10,811,000 whilst the loss attributable to the HKHC Shareholders for the six months ended 30 September 2005 was HK$5,454,000. The decrease was mainly attributable for the expenses incurred in the establishing of a new health check centre at Nathan Road, Kowloon.

Subsequent to 30 September 2006, being the period end of the interim results of HKHC, we note that HKHC has acquired equity interests in companies providing medical diagnostic services and medical magnetic resonance imaging services in Hong Kong for an aggregate consideration of approximately HK$34.3 million. We also note that HKHC entered into 3-year tenancy agreements for leasing properties located at Kowloon for establishing the flagship health check center of HKHC in Hong Kong. As advised by the HKHC Directors, the aforementioned health check centre in Hong Kong commenced its operations in late 2006. Furthermore, HKHC purchase medical equipment for a consideration of HK$9.8 million. The financial effects of these actions will be reflected in the coming annual report of HKHC for the year ended 31 March 2007.

(ii) Background of and rationale for the Option Agreement

On 29 March 2007, the HKHC has entered into the Tranche I Placing Agreement, the Tranche II Placing Agreement, the CB Placing Agreement and the Option Agreement to effect a series of fund raising activities, particulars of which are detailed in the Letter from the Board. Pursuant to the Option Agreement, HKHC has agreed to grant the Option to Top Act at a nominal consideration of HK$1.00 and Top Act shall be entitled to require HKHC to issue Convertible Bond II in an aggregate principal amount up to HK$500,000,000 during the Option Period.

Town Health became listed on GEM on 18 October 2000 and is principally engaged in the (i) provision of healthcare and dental services; (ii) sale of healthcare and pharmaceutical products; and (iii) investment in a number of companies in the healthcare industry. As set out in the Letter from the Board, in view that HKHC has been allying with Town Health in expanding its principal business of provision of healthcare and medical checks services, HKHC would like to maintain a good business relationship with Town Health. As detailed in the announcement and the circular of HKHC dated 7 August 2006 and 28 August 2006 respectively, Town Health has entered into a service agreement with HKHC for providing consultation and management services to HKHC and referring its patients to HKHC for medical checks services. Given that Town Health has a well established network of clinics with over 100 doctors and dentists reaching 700,000 patients and the HKHC Group is still in the early stage of provision of healthcare and medical check services, it is definitely to the benefit of the Company to secure a good business relationship with Town Health. We understand from the Directors that around 30% of the

unaudited total turnover of HKHC for February 2007 and March 2007 was attributable to customers referred by Town Health. As further set out in the Letter from the Board, taking into account the dilution effect arising from the Placing and CB Placing, HKHC grants the Option to Top Act, an indirect wholly owned subsidiary of Town Health, to minimise the dilution effect on the voting rights of Top Act in the event the TA Convertible Bond has been exercised in full. The HKHC Directors consider the Option Agreement is fair and reasonable and in the interest of HKHC and the HKHC Shareholders as a whole.

We note that the HKHC Group has shifted its focus of business towards the healthcare business from the garment operation since early 2006. The HKHC Group established and commenced operation of a new health check centre in Hong Kong in late 2006 for the provision of health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services to the public. We also note that HKHC has been pursuing its business expansion in the health care industry by itself and via acquisitions. In December 2006, HKHC completed acquisitions on companies engaged in provision of medical diagnostic services and medical magnetic resonance imaging services in Hong Kong. Through the acquisition, the HKHC Group will be able to expand its network complemented by an extension of the specialist network and strengthen and broaden the technological support to the health check centre of the Group. In addition, as advised by the HKHC Directors, a second health check centre was established in Tuen Mum and commenced its operation in February 2007. On the other hand, we note that HKHC entered into a service agreement with Town Health for the provision of consultation and management services, including but not limited to staffing, specialists recruitment, staffing training, promotion of health check centre, and diagnostic and laboratory results analysis, so as to ensure smooth operations and provision of comprehensive quality health check services to clients in August 2006. By employing services from Town Health under the service agreement, the HKHC Directors are confident that the HKHC Group will be able to leverage the experience of the doctors on health check centre and pave its way for expansion of its healthcare business in the near future.

The exercise of the Option will result in the issue of Convertible Bond II. Upon full conversion of the Convertible Bond II at the initial conversion price, the net proceeds will be approximately HK$499 million (after deduction of expenses in an aggregate sum of approximately HK$1 million in relation to the issue of the Convertible Bond II as advised by the HKHC Directors) which are expected to be applied towards the expansion of the HKHC Group's new centre for the provision of health check, advanced diagnostic services, day care observation services and medical laboratory related services, and the establishment of similar centres at other locations outside Hong Kong, in particular, the PRC. In the event that such expansion and establishment of the proposed new centres are not implemented, such net proceeds will be used as general working capital for the HKHC Group. We consider that the Grant of Option will provide HKHC an opportunity to obtain additional funding for the HKHC Group's operation and expansion upon the exercise of the Option and the issue of the Convertible Bond II. As advised by the HKHC Directors, HKHC is seeking cooperation opportunities with hospitals and clinics in the PRC and negotiations are underway. Moreover, HKHC plans to set up health check centres in the PRC on its own and/or by way of joint ventures with other business partners and we concur with the HKHC Directors' expectation that the capital expenditure and funding requirements for setting up and operating full fledged quality health check centres in the PRC would be substantial if the expansion plan materialises. To equip itself for meeting the future capital outlay under the expansion plan, HKHC has been making best effort to raise funds from the market. As further advised by the HKHC Directors, independent third party investors were willing to provide funds via Tranche I Placing and Tranche II Placing and the possible

placing of Convertible Bond I and we concur with the HKHC Directors' belief that those funds raised may not be sufficient for future expansion, although the immediate additional funding need of the HKHC Group may not be significant after the completion of the Tranche I Placing subject to the actual timing of HKHC's implementation of the expansion plan in the PRC and Hong Kong. As a result, HKHC approached Town Health with a view to obtaining additional funding. We concur with the HKHC Directors' belief that the Convertible Bond II offers a good opportunity for HKHC to raise up to HK$500 million for implementing the business expansion plan of the HKHC Group as stated above. We note that, as set out in the announcements of Town Health dated 3 May 2007 and 8 May 2007 respectively, Town Health had procured two placements to raise net proceeds of approximately HK$293 million in aggregate and the said net proceeds were intended to be applied towards the subscription of the Convertible Bond II.

On the other hand, as advised by the HKHC Directors, although the immediate additional funding need of the HKHC Group may not be significant after the completion of the Tranche I Placing and assuming the Tranche II Placing and the CB Placing will be completed and the funding to be received by HKHC in the event that the Option is exercised may not be immediately applied in whole, we concur with the HKHC Directors' belief that it beneficial to the HKHC Group to obtain a medium term funding in the sizable amount up to HK$500 million at a coupon rate of 2% per annum given the existing financial positions of the HKHC Group, i.e. consecutive loss-making history of HKHC Group since 2004 and the net deficits position of the HKHC Group as at 30 September 2006. In addition, in the hypothetical case that the gross proceeds from the Convertible Bond II amounting up to HK$500 million remains idle during the tenor of the Convertible Bond II, the HKHC Group could deposit the said amount with banks and earn interest at a minimum rate of 2.5% per annum (i.e. the non-fixed deposit rate for amount over HK$1 million) to a maximum of 3.05% per annum (i.e. the one-year fixed deposit rate for amount over HK$1 million) according to the interest rates offered by HSBC to general public as at the Latest Practicable Date, both of which are higher than the interest cost of the Convertible Bond II. Furthermore, the issue of the Convertible Bond II will not have an immediate dilution effect on the shareholding of the Independent HKHC Shareholders. Accordingly, we concur with the HKHC Directors' belief that it is one of the best options available to HKHC to obtain the funding in such a sizable sum at low cost.

Based on our above analysis, we are of the view that there is strong commercial rationale to enter into the Option Agreement and the entering of the Option Agreement is in the interests of HKHC and the HKHC Shareholders as a whole.

(iii) Terms of the Option Agreement and the Convertible Bond II

- The Option Agreement

Pursuant to the Option Agreement, HKHC has agreed to grant the Option to Top Act at a nominal consideration of HK$1.00 and Top Act shall be entitled to require HKHC to issue Convertible Bond II in an aggregate principal amount up to HK$500,000,000 during the Option Period. The Grant of Option and its completion are conditional upon the fulfillment of a number of conditions and details of which are set out in the Letter from the Board. As the Option Agreement is virtually equivalent to a subscription agreement of the Convertible Bond II, we consider that it is more meaningful to assess the terms of the Convertible Bond II.

- The Convertible Bond II

The principle terms of the Convertible Bond II are set out in the Letter from the Board. We list out below our analysis on the terms of the Convertible Bond II which we consider are more critical and relevant for the Independent HKHC Shareholders to reach their conclusion on voting at the SGM.

1. Conversion price (vs. Share price performance)

For the purpose of comparing the initial conversion price of the Convertible Bond II (the "Initial Conversion Price") with the market price of the HKHC Shares, we plot the closing price level of the Shares traded on the Stock Exchange from 1 April 2006 to 23 March 2007 (being the Last Trading Day) (the "Review Period") and further up to the Latest Practicable Date (the "Extended Review Period") as follows:


Share Price Performance
Trading of HKHC Shares was suspended until publication of the Announcement
Initial Conversion Price of HK$0.25
HK$0.50
HK$0.45
HK$0.40
HK$0.35
HK$0.30
HK$0.25
HK$0.20
HK$0.15
HK$0.10
HK$0.05
HK$0.00

Source: Infocast

During the Review Period, the lowest closing price was HK$0.101 per HKHC Share recorded on 10 and 13 March 2006 and 14 and 17 July 2006 respectively and the highest closing price was HK$0.25 per HKHC Share recorded on 19 March 2007. The trading of the HKHC Shares was suspended on 26 March 2007 pending the publication of the Announcement and the trading of the Shares resumed on 12 April 2007. During the Extended Review Period, the lowest closing price was HK$0.101 per HKHC Share recorded on 10 and 13 March 2006 and 14 and 17 July 2006 respectively and the highest closing price was HK$0.425 per HKHC Share recorded on 24 April 2007.

The Initial Conversion Price represents a premium of approximately 147.5% over the lowest closing price of HK$0.101 per HKHC Share and equals to the highest closing price of HK$0.25 per HKHC Share during the Review Period. Meanwhile, The Initial Conversion Price represents a premium of approximately 147.5% over the lowest closing price of HK$0.101 per HKHC Share and a discount of approximately 41.2% to the highest closing price of HK$0.425 per HKHC Share during the Extended Review Period. The Initial Conversion Price also represents a discount of approximately 39.8% to the closing price of the HKHC Shares of HK$0.415 on the Latest Practicable Date.

We note that the HKHC Shares have been trading within a band between HK$0.10 and HK$0.15 during most of the Review Period and the Extended Review Period until March 2007. We also note that the closing price of the HKHC Shares rose from HK$0.127 per HKHC Share to HK$0.172 per HKHC Share on the date of resumption of the HKHC Shares which was 1 March 2007 after HKHC announced that HKHC was negotiating an agreement for possible acquisitions of equity interests in a medical group of companies. The trading of the HKHC Shares was suspended on 26 March 2007 pending the publication of the Announcement and the trading of the Shares resumed on 12 April 2007. Thereafter, the closing prices of the HKHC Shares surged to a peak of HK$0.425 on 24 April 2007 and remained at similar level till the Latest Practicable Date.

The Initial Conversion Price of HK$0.25 per HKHC Share represents:–

(i) a premium of approximately 10.62% over the closing price of HK$0.226 per HKHC Share as quoted on the Stock Exchange on the Last Trading Day;

(ii) a premium of approximately 6.47% over the average closing price of approximately HK$0.2348 per HKHC Share for the last five trading days up to and including the Last Trading Day;

(iii) a premium of approximately 20.60% over the average closing price of approximately HK$0.2073 per HKHC Share for the last 10 trading days up to and including the Last Trading Day;

(iv) a premium of approximately 56.35% over the average closing price of approximately HK$0.1599 per HKHC Share for the last 30 trading days up to and including the Last Trading Day;

(v) a premium of approximately 87.97% over the average closing price of approximately HK$0.133 per HKHC Share for the last 90 trading days up to and including the Last Trading Day;

(vi) a premium of approximately 106.61% over the average closing price of approximately HK$0.121 per HKHC Share for the last 180 trading days up to and including the Last Trading Day; and

(vii) a discount of approximately 39.8% to the closing price of approximately HK$0.415 per HKHC Share on the Latest Practicable Date.

In addition, we note that the Initial Conversion Price is equal to the initial conversion price of the Convertible Bond I which will be placed with independent third party placees.

In order to assess the terms of the Convertible Bond II, based on the public announcements/circulars published from time to time on the website of the Stock Exchange, we have identified 40 companies listed on the main board of the Stock Exchange (the "Comparables") which has proposed to issue convertible notes/bonds since 1 June 2006 and up to the date of the Option Agreement and have reviewed and tabulated below the premia/(discounts) represented by the initial conversion prices of the respective convertible notes/bonds proposed to be issued by the Comparables over/(to) their respective closing price as at the last trading day prior to their respective announcement of the proposed issue of the convertible notes/bonds.

Date	Issuer	Principal amount	Interest	Maturity	Premium/ (discount) of conversion price over/ (to) market share price
Jul 2006	Hanny Holdings Limited	US$150 million	1.00% p.a.	5 years	9.2%
Jul 2006	Golden Harvest Entertainment (Holdings) Limited	HK$100 million	4.00% p.a.	2 years	46.7%
Jul 2006	Chevalier International Holdings Limited	HK$450 million	2.125% p.a.	5 years	16.1%
Aug 2006	First Natural Foods Holdings Limited	HK$116 million	3.00% p.a.	5 years	4.9%
Sep 2006	Allied Properties (H.K.) Limited	HK$537 million	7.00% p.a. or 4.00% p.a. *(note)*	5 years	17.5%
Oct 2006	U-RIGHT International Holdings Limited	HK$60 million	zero coupon	5 years	12.9%
Oct 2006	139 Holdings Limited	HK$110 million	zero coupon	4 years	54.9%

Date	Issuer	Principal amount	Interest	Maturity	Premium/ (discount) of conversion price over/ (to) market share price
Nov 2006	Hang Fung Gold Technology Limited	HK$240 million	3.00% p.a.	5 years	4.2%
Nov 2006	Freeman Corporation Limited	HK$300 million	zero coupon	1.5 years	1.6%
Nov 2006	Xin Corporation Limited	HK$7.13 million	1.00% p.a.	3 years	0.0%
Dec 2006	Willie International Holdings Limited	HK$150 million	zero coupon	2 years	0.0%
Dec 2006	Galaxy Entertainment Group Limited	US$240 million	zero coupon	5 years	11.4%
Dec 2006	China Oil and Gas Group Limited	HK$66 million	1.00% p.a.	2 years	(27.3%)
Dec 2006	China Oil and Gas Group Limited	HK$90 million	zero coupon	2 years	(27.3%)
Dec 2006	Far East Consortium International Limited	HK$331.4 million	zero coupon	5 years	15.0%
Dec 2006	Foundation Group Limited	HK$24 million	zero coupon	3 years	(98.4%)
Jan 2007	Cosmopolitan International Holdings Limited	HK$56 million	zero coupon	2 years	(56.3%)
Jan 2007	Hopson Development Holdings Limited	RMB1,555 million	zero coupon	3 years	36.7%
Jan 2007	Kerry Properties Limited	HK$2,350 million	zero coupon	5 years	35.0%
Jan 2007	Sino Gas Group Limited	HK$46.8 million	2.00% p.a.	2 years	14.0%
Jan 2007	GFT Holdings Limited	HK$34 million	zero coupon	2 years	(42.9%)
Feb 2007	139 Holdings Limited	HK$102 million	2.00% p.a.	3 years	1.4%
Feb 2007	China Star Entertainment Limited	HK$168.5 million	zero coupon	5 years	6.7%
Feb 2007	Guo Xin Group Limited	HK$95.1 million	3.50% p.a.	2 years	(19.1%)
Feb 2007	Interchina Holdings Company Limited	HK$111.7 million	3.50% p.a.	2 years	(7.4%)
Feb 2007	Sun Innovation Holdings Limited	HK$12.6 million	5.00% p.a.	1.5 years	18.4%
Feb 2007	Sun Innovation Holdings Limited	HK$20 million	5.00% p.a.	1.5 years	31.6%
Feb 2007	Poly Investment Holdings Limited	HK$500 million	2.00% p.a.	3 years	(15.3%)
Feb 2007	South Sea Petroleum Holdings Limited	US$100 million	zero coupon	5 years	(2.0%)
Feb 2007	Get Nice Holdings Limited	HK$250 million	5.00% p.a.	3 years	20.5%
Mar 2007	LifeTec Group Limited	HK$33 million	2.00% p.a.	1 year	8.1%

Date	Issuer	Principal amount	Interest	Maturity	Premium/ (discount) of conversion price over/ (to) market share price
Mar 2007	China Special Steel Holdings Company Limited	HK$625 million	3.00% p.a.	5 years	8.2%
Mar 2007	Nority International Group Limited	HK$28.8 million	2.00% p.a.	2.5 years	14.5%
Mar 2007	Softbank Investment International (Strategic) Limited	HK$89.5 million	5% p.a.	2 years	44.9%
Mar 2007	Skyfame Realty (Holdings) Limited	US$200 million	4% p.a.	6 years	7.1%
Mar 2007	Willie International Holdings Limited	HK$200 million	zero coupon	2 years	(14.5%)
Mar 2007	Fushan International Energy Group Limited	HK$300 million	Zero coupon	5 years	(2.5%)
Mar 2007	Golden Dragon Group (Holdings) Limited	HK$1,120 million	2.50% p.a.	3 years	1.1%
Mar 2007	Wonson International Holdings Limited	HK$150 million	4.00% p.a.	2 years	0.0%
Mar 2007	Teem Foundation Group Limited	HK$118.8 million	5.00% p.a.	10 years	29.4%
		Mean	1.94% p.a.	*Mean*	4.0%
		Median	2.00% p.a.	*Median*	6.9%
	HKHC	***HK$500 million***	***2.00% p.a.***	***4 years***	***10.6%***

Note: 7 per cent. per annum before the commencement of the conversion period; and 4 per cent. per annum after the commencement of the conversion period.

The premium/(discounts) represented by the initial conversion prices of the Comparables over/(to) their respective closing prices on the last trading day before signing of the relevant agreement range from a discount of approximately 98.4% to a premium of approximately 54.9%. Upon comparison, we note that the premium represented by the Initial Conversion Price over the closing price of HK$0.226 per HKHC Share on the Last Trading Date of approximately 10.6% falls within the range of the Comparables and lies above the median of those of the Comparables.

However, we note that the size and terms of the convertible notes of the Comparables vary widely. We consider that the most determining factor for identifying comparables for a convertible bond/note and/or bond/note without conversion element would be the amount raised (i.e. the principal amount). Once the principal amount is fixed, other terms of the convertible bond/note will usually be determined with reference to (i) recent precedent issues of convertible bonds/notes with similar size of principal amount; (ii) market interest rate; (iii) historical and forecasted financial positions of the issuer; (iv) creditability (i.e. repayment ability) of the issuer; (v) tenor; and (vi) other unique factors. Meanwhile, the most critical factor for determining the level of conversion price would be the historical performance (i.e. level of closing prices and trading volumes) of the shares of the issuer. However, as analogous to placing of shares, the level of placing price (or conversion price in our case) would incorporate the effects/expectations of factors (i), (iii), (iv), (v) and (vi) above. In the case of convertible bond/note and/or bond/note, factor (ii) would be reflected in the coupon rate and/or yield to maturity of the convertible bond/note and/or bond/note. Based on the above, we consider that convertible bond/note with similar principal amount should share similar investment return characteristics in order to attract independent investors. Accordingly, we use principal amount as a primary parameter to fine tune the list of Comparables. Accordingly, we further shortlist the Comparables by selecting those Comparables (the "Shortlisted Comparables") with similar size of principal amount (i.e. falling within a band of HK$300 million above and below that of the principal amount of the Convertible Bond II) with a view to have a closer comparison. We set out our analysis in respect of the Shortlisted Comparables below.

Date	Issuer	Principal amount	Interest	Maturity	Premium/ (discount) of conversion price over/ (to) market share price
Jul 2006	Chevalier International Holdings Limited	HK$450 million	2.125% p.a.	5 years	16.1%
Sep 2006	Allied Properties (H.K.) Limited	HK$537 million	7.00% p.a. or 4.00% p.a. *(note)*	5 years	17.5%
Nov 2006	Hang Fung Gold Technology Limited	HK$240 million	3.00% p.a.	5 years	4.2%
Nov 2006	Freeman Corporation Limited	HK$300 million	zero coupon	1.5 years	1.6%
Dec 2006	Far East Consortium International Limited	HK$331.4 million	zero coupon	5 years	15.0%
Feb 2007	South Sea Petroleum Holdings Limited	US$100 million	zero coupon	5 years	(2.0%)
Feb 2007	Poly Investment Holdings Limited	HK$500 million	2.00% p.a.	3 years	(15.3%)
Feb 2007	Get Nice Holdings Limited	HK$250 million	5.00% p.a.	3 years	20.5%

Date	Issuer	Principal amount	Interest	Maturity	Premium/ (discount) of conversion price over/ (to) market share price
Mar 2007	China Special Steel Holdings Company Limited	HK$625 million	3.00% p.a.	5 years	8.2%
Mar 2007	Willie International Holdings Limited	HK$200 million	zero coupon	2 years	(14.5%)
Mar 2007	Fushan International Energy Group Limited	HK$300 million	Zero coupon	5 years	(2.5%)
		Mean	2.01% p.a.	*Mean*	4.4%
		Median	2.00% p.a.	*Median*	4.2%
	HKHC	***HK$500 million***	***2.00% p.a.***	***4 years***	***10.6%***

Note: 7 per cent. per annum before the commencement of the conversion period; and 4 per cent. per annum after the commencement of the conversion period.

The premium/(discounts) represented by the initial conversion prices of the Shortlisted Comparables over/(to) their respective closing prices on the last trading day before signing of the relevant agreement range from a discount of approximately 15.3% to a premium of approximately 20.5%. Upon further comparison, we note that the premium represented by the Initial Conversion Price over the closing price of HK$0.226 per HKHC Share on the Last Trading Date of approximately 10.6% falls within the range of the Shortlisted Comparables and lies above the median of those of the Shortlisted Comparables.

Based on the above and from the perspective of assessment of the Initial Conversion Price with respect to (i) historical performance of the HKHC Shares for the past 12 months; and (ii) the Comparables and the Shortlisted Comparables, we consider that the Initial Conversion Price is fair and reasonable so far as the Independent HKHC Shareholders are concerned.

2. Coupon rate

We note that the coupon rate of the Convertible Bond II falls within the range of the Comparables of zero coupon to 7.00% per annum but equals to the median of those of the Comparables. We also note that the coupon rate of the Convertible Bond II falls within the range of the Shortlisted Comparables of zero coupon to 7.00% per annum but equals to the median of those of the Shortlisted Comparables. We note that the majority of the coupon rates of the Comparables (24 out of 40 issues) and the Shortlisted Comparables (6 out 11 issues) ranged from zero coupon to 2.00% per annum. As advised by the HKHC Directors, the interest rates charging on the short-term bank borrowings of HKHC range from 5.742% to 6.696% per annum. In view of the existing financial position of the HKHC Group including the consecutive loss-making history of HKHC Group since 2004 and the net deficits position of the HKHC Group as at 30 September 2006, we were further advised by the HKHC Directors that it is difficult for HKHC to (despite attempts by the Directors in the recent past) obtain bank facilities in the amount up to HK$500 million at an interest rate of 2% and we concur thereon. Given that the coupon rate of the Convertible Bond II falls within the range of those of the Comparables and the Shortlisted Comparables and in view of the existing financial position of the HKHC Group as explained above, we consider that the interest rate of 2% per annum for the Convertible Bond II is fair and reasonable so far as the Independent HKHC Shareholders are concerned.

3. Maturity

We note that the maturity of the Convertible Bond II falls within the range of the Comparables of 1.5 years to 10 years. We also note that substantially all the respective maturity of the Shortlisted Comparables, whose respective principal amount are sizable and comparable to the Convertible Bond II, ranged from 3 years to 5 years. We also note that the maturity of the Convertible Bond II is equal to that of the Convertible Bond I which will be placed to independent third party subscribers. Given that the maturity of the Convertible Bond II falls within the range of the Comparables and the Shortlisted Comparables and is equal to that of the Convertible Bond I which will be placed to independent third party subscribers, we consider that the maturity of 4 years for the Convertible Bond II is acceptable after taking into further account that HKHC is entitled under the terms and conditions of the instrument of the Convertible Bond II that on or before one business day immediately before the relevant maturity date to require the mandatory conversion of the entire outstanding principal amount (and all interest accrued thereon) of the Convertible Bond II, thereby discharging HKHC's repayment obligation of the sizeable principal amount and hence eliminating any adverse cash outflow impact on HKHC.

4. Early redemption by HKHC

HKHC shall be entitled, without subject to any condition, at any time while the Convertible Bond II is outstanding to redeem the Convertible Bond II or any part thereof at par (i.e. 100%) in multiples of HK$10,000,000 together with a sum equivalent to the interest accrued on the amount redeemed up to the date of redemption. The Convertible Bond II or any part thereof redeemed shall be forthwith cancelled. Any unredeemed and unconverted Convertible Bonds II will be redeemed at 100% of the outstanding principal amount together with any accrued interest in cash at maturity of the Convertible Bond II, unless HKHC exercises its entitlement under the terms and conditions of the instrument of the Convertible Bond II that on or before one business day immediately before the maturity date to require the mandatory conversion of the entire outstanding principal amount (and all interest accrued thereon) of the Convertible Bond II. As set out in the terms and conditions of the instrument of the Convertible Bond II, in the event that the conversion notice is served by the bondholder, HKHC has the option to redeem the bond presented for conversion at the amount in Hong Kong dollars as equal to 105% of the principal amount, without interest, in cash within 14 days after receipt of the conversion notice. Upon enquiry, we were confirmed by the Directors that such option to redeem in case of conversion served by the bondholder in essence provides a flexibility for the benefit of HKHC (but at a cost of 5% of the principal amount, which cost level is identical to that under the same clause for TA Convertible Bond) subject to the then availability of cash resources of the HKHC Group.

Therefore, we are of the view that the redemption rate of 100% of the principal amount outstanding of the Convertible Bond II offers flexibility to HKHC to early redeem its interest-bearing liabilities at its discretion in case market circumstances so favour and HKHC will not be required to redeem at a premium to the face value of the Convertible Bond II. Therefore, we consider that such arrangement is in the interests of HKHC and the HKHC Shareholders as a whole and is fair and reasonable so far as the Independent HKHC Shareholders are concerned.

(iv) Financial Effects of the Option Agreement to the HKHC

(a) Effect on liquidity and cash position

According to the interim report of HKHC for the six months ended 30 September 2006, HKHC has cash and bank balances and pledged deposits of approximately HK$34.8 million as at 30 September 2006. Upon completion of the Option Agreement but before exercise of the Option, there will be no effect on the liquidity and cash position of HKHC. However, immediately upon exercise of the Option and issue of the Convertible Bond II in full, HKHC can raise net proceed in the amount of approximately HK$499 million. Accordingly, the cash position, net current assets and current ratio of HKHC are expected to be improved in the event that the Option is exercised and/or the Convertible Bond II is converted.

On a per HKHC Share basis, based on the cash and bank balances and pledged deposits of HKHC Group of approximately HK$34.8 million as at 30 September 2006 and 2,849,771,468 HKHC Shares as at the Latest Practicable Date, the cash per HKHC Share was approximately HK$0.012. Upon completion of the Option Agreement but before exercise of the Option, there will be no effect on the cash per HKHC Share. Immediately upon exercise of the Option and issue of the Convertible Bond II, the cash and bank balances and pledged deposits of HKHC Group will be increased by the net proceeds of HK$499 million from the issue of the Convertible Bond II. The cash per HKHC Share under this scenario would be approximately HK$0.124, representing an increase of approximately 9 times as compared to the cash per HKHC Share as at 30 September 2006. In the extreme case where the dilution effect on the shareholding of the Independent HKHC Shareholders would be the strongest, i.e. the full conversion of the TA Convertible Bond and the Convertible Bond II but without taking into account of the dilution effect from the Tranche II Placing and the conversion of the Convertible Bond I, the total number of the then issued HKHC Shares would be 6,313,180,102. The cash per HKHC Share under this scenario would be approximately HK$0.085, representing an increase of approximately 6 times as compared to the cash per HKHC Share as at 30 September 2006.

On the other hand, in the event that early redemption of the Convertible Bond II in full took place immediately after the exercise of the Option and issue of the Convertible Bond II, the cash position of HKHC would decrease by HK$1 million, which is the expenses in an aggregate in relation to the issue of the Convertible Bond II. In the event that the Convertible Bond II was redeemed at other times, the cash position of HKHC would decrease by the aggregate of HK$1 million, the principal amount redeemed and coupon payment calculated based on the principal amount outstanding. Independent HKHC Shareholders should note that, in the hypothetical case that the principal amount of HK$499 million remains idle during the tenor of the Convertible Bond II, the HKHC Group could deposit the said amount with banks and earn interest at a minimum rate of 2.5% per annum (i.e. the non-fixed deposit rate for amount over HK$1 million) to a maximum of 3.05% per annum (i.e. the one-year fixed deposit rate for amount over HK$1 million) according to the interest rates offered by HSBC to general public as at the Latest Practicable Date, both of which are higher than the estimated annual interest cost of the Convertible Bond II at 2% per annum resulting in cash outflow of HKHC of HK$10 million per annum.

(b) Earnings

Upon completion of the Option Agreement but before exercise of the Option, there will be no effect on the earnings of HKHC other than the expenses of approximately HK$1 million in relation to the proposed issue of the Convertible Bond II. However, upon exercise of the Option and issue of the Convertible Bond II in full, the Convertible Bond II would charge an interest expense to HKHC at the rate of 2% per annum on the outstanding principal amount of the Convertible Bond II during its tenure, assuming no conversion or redemption of the Convertible Bond II. As required by and in compliance with Hong Kong Accounting Standard 32 ("HKAS32"), Convertible Bond II issued by HKHC will be divided into two parts and classified separately into liability and equity components on initial recognition. During the tenor of the Convertible Bond II, HKHC will recognize an interest expense which is determined using the prevailing market interest of similar non-convertible debts upon initial recognition. The liability component, if no full conversion and/

nor full redemption takes place, will remain in the liabilities of the balance sheet of HKHC whilst the equity component will remain in reserve on the balance sheet of HKHC. Other than the expenses of approximately HK$1 million in relation to the proposed issue of the Convertible Bond II, no gain or loss is recognized in the consolidated income statement of HKHC solely upon exercise or expiration of the option embedded in the Convertible Bond II. Independent HKHC Shareholders should note that the annual interest expenses to be recorded in the income statement of the HKHC Group will be larger than the estimated annual interest cash outflow calculated above when the market prevailing interest rate is larger than the coupon rate of the Convertible Bond II. For the sole purpose of analysis, on the assumption that the whole principal amount would be recognised as the liability component and the effective market interest rate would be 6.2%, being the simple average of the high end and low end borrowing costs of the HKHC Group, the annual interest expense arising from the exercise of the Option and issue of the Convertible Bond II would be approximately HK$31 million for financial reporting purpose of profits and loss accounts. In other words, the earnings/(losses) of the HKHC Group will be reduced/widened by HK$31 million annually during the tenor of the Convertible Bond II assuming no conversion takes place. Taking into account the expenses of approximately HK$1 million in relation to the issue of the Convertible Bond II, the earnings/(losses) of the HKHC Group will be reduced/increased by HK$32 million for the first year, assuming the Convertible Bond II were issued on 1 April 2005.

(c) Net assets value

According to the interim report of HKHC for the six months ended 30 September 2006, the unaudited net assets value for HKHC as at 30 September 2006 was HK$62,000 and the unaudited net assets value per HKHC Share as at 30 September 2006 was approximately HK$0.00002 (based on 2,849,771,468 HKHC Shares in issue as at the Latest Practicable Date).

Upon completion of the Option Agreement but before exercise of the Option, there will be virtually no effect on the net assets value of HKHC other than the expenses of approximately HK$1 million (impacting negatively on net assets) in relation to the proposed issue of the Convertible Bond II.

Upon exercise of the Option and the issue of the Convertible Bond II in full, an equity component of the Convertible Bond II will be included in the equity of the consolidated balance sheet of the HKHC Group as required by and in compliance with HKAS32. Accordingly, there will be positive impact on the net assets value of the HKHC Group. Further, upon full conversion of the Convertible Bond II and assume that (i) such conversion takes place immediately upon completion of the Option Agreement where no coupon payment has to be made; and (ii) there will be no expenses/costs in relation to the issue of the Conversion Shares (other than the expenses of approximately HK$1 million in relation to the proposed issue of the Convertible Bond II), HKHC after consultation with its auditors expects that the net assets value of the HKHC Group will be increased by HK$499 million, thereby becoming approximately HK$0.10 per Share (based on 4,849,771,468 HKHC Shares).

(d) Effect on gearing position

According to the 2006 interim report of HKHC, the gearing ratio of the HKHC Group as at 30 September 2006 was approximately 1,946 times, derived by dividing the total liabilities of the HKHC Group as at 30 September 2006 amounted to approximately HK$120.7 million by the net assets of approximately HK$62,000 as at 30 September 2006. Upon completion of the Option Agreement but before exercise of the Option, there will be no effect on the gearing of HKHC.

Upon the exercise of the Option and the issue of the Convertible Bond II (with no conversion thereof), HKHC after consultation with its auditors expects an increase in the HKHC Group's bank balances and cash by the net proceeds from the issue of the Convertible Bond II (of approximately HK$499 million), and corresponding increases in (i) the HKHC Group's liabilities by the liability component of the Convertible Bond II and (ii) the HKHC Group's equity by the equity component of the Convertible Bond II. Upon enquiry, we were advised by the HKHC Directors that it is presently impracticable to quantify with substantial accuracy the liability and equity components of the Convertible Bond II as the determination of the fair value of the liability component of the Convertible Bond II at initial recognition would require the use of the prevailing market rate of interest for a similar instrument with a similar credit rating that can only be ascertained at the time of issue of the Convertible Bond II.

Immediately upon the Convertible Bond II is converted in full, the net assets value of the HKHC Group will be increased (attributable to the issue of the Conversion Shares) and the liabilities of the HKHC Group will be reduced (attributable to the extinguishment of the liability component of the Convertible Bond II). On the other hand, assuming that (i) the Convertible Bond II were converted immediately upon the exercise of the Option; and (ii) there will be no expenses/costs in relation to the issue of the Conversion Shares (other than the expenses of approximately HK$1 million in relation to the proposed issue of the Convertible Bond II), there will be no effect on the liabilities of the HKHC Group and the net assets value of the HKHC Group will be increased by HK$499 million. Thus, in either case, the gearing level of the HKHC Group will be improved upon full conversion of the Convertible Bond II.

On the other hand, in the event that early redemption of the Convertible Bond II in full took place immediately after the exercise of the Option and issue of the Convertible Bond II, the net assets of the HKHC Group would decrease by HK$1 million and the total liabilities of the HKHC Group would return to the level of approximately HK$120.7 million as at 30 September 2006. Thus, the gearing ratio would increase and hence deteriorate slightly.

(v) Potential dilution effect on the shareholding of HKHC

As set out in the tables setting out the shareholdings changes of HKHC contained in the section headed "Shareholding Structure of HKHC" in the Letter from the Board, the attributable interest of the existing public HKHC Shareholders as at the Latest Practicable Date was approximately 96.49%. Based on the initial conversion price of HK$0.25 per HKHC Share, and assuming full issuance and conversion of the Convertible Bond II, 2,000,000,000 HKHC Shares, representing approximately 70.2% of the exiting share capital of HKHC or 41.2% of the enlarged share capital of HKHC upon full conversion of the Convertible Bond II, will be issued to Top Act. On such basis, the shareholdings of the Independent HKHC Shareholders in HKHC will be diluted from approximately 96.49% to 56.70% upon full conversion of the Convertible Bond II. As advised by the HKHC Directors, HKHC is seeking cooperation opportunities with hospitals and clinics in the PRC and negotiations are underway. In addition, HKHC plans to set up health check centres in the PRC on its own and/or by way of joint ventures with other business partners and the HKHC Directors expect that the capital expenditure and funding requirements for setting up and operating full fledged quality health check centres in the PRC would be substantial if the expansion plan materialises. To equip itself for meeting the future capital outlay under the expansion plan, HKHC has been making best effort to raise funds from the market. As further advised by the HKHC Directors, independent third party investors were willing to provide funds via Tranche I Placing and Tranche II Placing and the possible placing of Convertible Bond I and the HKHC Directors consider that those funds raised may not be sufficient for future expansion, although the immediate additional funding need of the HKHC Group may not be significant after the completion of the Tranche I Placing subject to the actual timing of HKHC's implementation of the expansion plan in the PRC and Hong Kong. As a result, HKHC approached Town Health with a view to obtain additional funding. The HKHC Directors consider that the Convertible Bond II offers a good opportunity for HKHC to raise up to HK$500 million for implementing the business expansion plan of the HKHC Group as stated above. We note that, as set out in the announcements of Town Health dated 3 May 2007 and 8 May 2007 respectively, Town Health had procured two placements to raise net proceeds of approximately HK$293 million in aggregate and the said net proceeds were intended to be applied towards the subscription of the Convertible Bond II.

Having considered (i) the improvements in working capital and net assets value of HKHC both on the group basis and the per share basis and the favourable impact on the loss per HKHC upon the conversion of the Convertible Bond II; (ii) the fact that HKHC could not secured (despite attempts by the Directors in the recent past) additional funding other than those to be raised via Tranche II Placing and the possible issue of the Convertible Bond I; (iii) the HKHC Directors' belief that it is one of the best options available to HKHC to obtain the funding in such a sizable sum at low cost and (iv) the reasons and benefits of the Option Agreement, we are of the view that such dilution on the shareholding interests in HKHC is acceptable so far as the Independent HKHC Shareholders are concerned.

(vi) Whitewash Waiver

(a) Background

As at the Latest Practicable Date, Town Health, save for the TA Convertible Bond (which is held by Top Act) convertible into 1,463,414,634 Conversion Shares, has no shareholding interest in the HKHC, and its concert party, namely Miss Choi Ka Yee, Crystal, a HKHC executive Director was interested in 100,000,000 Shares representing 3.51% of the existing issued share capital of the HKHC.

Assuming Top Act has exercised the TA Convertible Bond in full but before completion of the Tranche II Placing, the CB Placing and the Grant of Option, Top Act and its concert parties together will be interested in 1,563,414,634 Shares, representing 36.25% of the issued share capital of the HKHC as enlarged by the TA Convertible Bond, and would be required to make conditional mandatory general offers for all the issued Shares, convertible notes and options of the HKHC not already owned or agreed to be acquired by Top Act and its parties acting in concert. A whitewash waiver in respect of the conversion of the TA Convertible Bond has been granted by the Executive to Top Act on 3 February 2006 and the relevant approval has been obtained from the then Independent HKHC Shareholders at the special general meeting of the HKHC held on 13 February 2006 for waiving the obligation under Rule 26 of the Takeovers Code arising from the exercise of the TA Convertible Bond.

Assuming Top Act has exercised the TA Convertible Bond in full immediately after completion of the Tranche II Placing (but before exercise of the Option and the completion of the CB Placing), Top Act and its parties acting in concert will be interested in 1,563,414,634 HKHC Shares, representing approximately 32.08% of the then issued share capital of HKHC as enlarged by the Tranche II Placing Shares and the exercise of TA Convertible Bond in full.

As illustrated in the various scenarios in respect of the shareholding changes in the issued share capital of HKHC in the section headed "Takeovers Code Implications and the Whitewash Waiver" set out in the Letter from the Board, the exercise of the Option and the exercise of the Convertible Bond II in full will increase the shareholding of Top Act and its parties acting in concert to a level of above 30% of the issued share capital of HKHC or result in an increase of more than 2% from its holding of approximately 32.08% before. Accordingly, Top Act will trigger an obligation for itself and parties acting in concert with it to make a mandatory general offer under Rule 26 of the Takeovers Code for all the HKHC Shares, convertible notes and options of the HKHC not already held by it and parties acting in concert with it.

An application has been made by Top Act to the Executive for the Whitewash Waiver pursuant to Note 1 on dispensations from Rule 26 of the Takeovers Code. The Whitewash Waiver, if granted by the Executive, would be subject to, among other things, the approval of the Independent HKHC Shareholders at the HKHC SGM by way of poll. Top Act, Town Health, Dr. Choi, Dr. Cho Kwai Chee, Miss Choi Ka Yee, Crystal or any party acting in concert with any of them and those who are involved in or interested in the Grant of Option shall be required to abstain from voting in respect of the resolution to approve the Whitewash Waiver at the HKHC SGM.

(b) The Whitewash Waiver as a condition of the Option Agreement

It is a condition precedent to the completion of the Option Agreement that the Whitewash Waiver is granted by the Executive and approved by Independent HKHC Shareholders. If the Whitewash Waiver is not granted by the Executive or not approved by Independent HKHC Shareholders, the Option Agreement will lapse and the Grant of Option will not proceed and the HKHC Group may not have additional funding intended to finance its expansion of HKHC Group's new centre for the provision of health check, advanced diagnostic services, day care observation services and medical laboratory related services, and the establishment of similar centres at other locations outside Hong Kong. As advised by the HKHC Directors, although the immediate additional funding need of the HKHC Group may not be significant after the completion of the Tranche I Placing and assuming the Tranche II Placing and the CB Placing will be completed and the funding to be received by HKHC in the event that the Option is exercised may not be immediately be applied in whole, the HKHC Directors consider that it beneficial to the HKHC Group to obtain a medium term funding in the sizable amount up to HK$500 million at a coupon rate of 2% per annum given the existing financial positions of the HKHC Group, i.e. consecutive loss-making history of HKHC Group since 2004 and the net deficits position of the HKHC Group as at 31 December 2006. In addition, in the hypothetical case that the net proceeds from the Convertible Bond II amounting up to HK$500 million remains idle during the tenor of the Convertible Bond II, the HKHC Group could deposit the said amount with banks and earn interest at a minimum rate of 2.5% per annum (i.e. the non-fixed deposit rate for amount over HK$1 million) to a maximum of 3.05% per annum (i.e. the one-year fixed deposit rate for amount over HK$1 million) according to the interest rates offered by HSBC to general public as at the Latest Practicable Date, both of which are higher than the interest cost of the Convertible Bond II. Moreover, in the extreme case that no conversion of the Convertible Bond II takes place, HKHC is required to redeem the Convertible Bond II at its face value. Furthermore, the issue of the Convertible Bond II will not have an immediate dilution effect on the shareholding of the Independent HKHC Shareholders. Accordingly, the HKHC Directors consider that it is the best option available to HKHC to obtain the funding in such a sizable sum at low cost.

(c) Top Act and parties acting in concert with it shall remain as the single largest group of HKHC Shareholders

As at the Latest Practicable Date, Top Act is the holder of the TA Convertible Bond which upon exercise in full will be converted into 1,463,414,634 Conversion Shares. Assuming the TA Convertible Bond is converted in full, Top Act and parties acting in concert with it will become the single largest group of HKHC Shareholders, which are interested in approximately 36.25% (assuming Tranche II Placing and the issue of the Convertible Bond I have not been completed) and 32.08% (assuming Tranche II Placing but not the issue of the Convertible Bond I have been completed) of the total issued HKHC Shares. Thus, Top Act and parties acting in concert with it are the controlling shareholders of HKHC in substance.

In the case that the TA Convertible Bond is converted in full and Top Act exercises the Option under the Option Agreement and converts the Convertible Bond II in full, Top Act and parties acting in concert with it will become interested in approximately 56.44% (assuming Tranche II Placing and the issue of the Convertible Bond I have not been completed) and approximately 51.85% (assuming Tranche II Placing but not the issue of the Convertible Bond I have been completed) of the issued share capital of HKHC as enlarged by the issue of new HKHC Shares upon exercise of the TA Convertible Bond and the Convertible Bond II respectively. On such basis, Independent HKHC Shareholders should note that Top Act and parties acting in concert with it shall become the single largest group of HKHC Shareholders as a result of full conversion of the TA Convertible Bond and/or the Convertible Bond II (assuming the Option is granted and exercised). Hence, on a see-through basis, Top Act and parties acting in concert with it would remain as the controlling HKHC Shareholders in substance after the issue of the Convertible Bond II.

The granting and approval of the Whitewash Waiver will enable the HKHC Group and all the HKHC Shareholders, including the Independent HKHC Shareholders, to take the opportunity to enjoy the financial benefits to be derived from the Option Agreement upon exercise of the Option and/or the possible conversion of the Convertible Bond II which include, among other things (i) the increase in working capital of the Group; (ii) the expansion of the HKHC Group's new centre for the provision of health check, advanced diagnostic services, day care observation services and medical laboratory related services, and the establishment of similar centres at other locations outside Hong Kong; (iii) the substantial improvement of the cash and liquidity position of the Group; and (iv) the increase in net assets and the enhancement of the equity base of the Group. We consider that the HKHC Shareholders would be benefited from the possible improvements in the financial results and operations of HKHC Group when HKHC obtained additional funding for its operation and future expansion. Accordingly, we are of the view that the granting and approval of the Whitewash Waiver is in the interests of HKHC and the HKHC Shareholders as a whole.

RECOMMENDATION

To conclude, we consider that the issue of the Option has the following merits to the Group:

(i) all the net proceeds of up to approximately HK$499 million raised from the Convertible Bond II is intended to be applied to finance the potential expansion of HKHC Group's new centre for the provision of health check, advanced diagnostic services, day care observation services and medical laboratory related services, and the establishment of similar centres at other locations outside Hong Kong, in particular, the PRC;

(ii) the terms of the Convertible Bond II are fair and reasonable, in particular, the premium as represented by the Initial Conversion Price of approximately 10.6% over the closing price on the Last Trading Date falls within the range of the Comparables and lies above the median of those of the Comparables and the coupon rate is below the borrowing cost of HKHC and falls within the range of those of the Comparables and the Shortlisted Comparables and in view of the existing financial position of the HKHC Group;

(iii) the Initial Conversion Price represents premia over the closing price of HKHC Share as at the Last Trading Day and the average closing prices as quoted on the Stock Exchange for the last 5, 10, 30, 90 and 180 trading days ended on the Last Trading Day;

(iv) the financial position of the HKHC Group will improve as a result of the Option Agreement and the possible exercise of the Option and/or possible conversion of the Convertible Bond II;

(v) the HKHC Group is difficult to obtain a medium term funding in the sizable amount up to HK$500 million at a coupon rate of 2% per annum given the existing financial positions of the HKHC Group, i.e. consecutive loss-making history of HKHC Group since 2004 and the net deficits position of the HKHC Group as at 31 December 2006;

(vi) independent third party investors were willing to provide funds via Tranche I Placing and Tranche II Placing and the possible placing of Convertible Bond I and the HKHC Directors consider that those funds raised may not be sufficient for future expansion;

(vii) in view that HKHC has been allying with Town Health in expanding its principal business of provision of healthcare and medical checks services, HKHC would like to maintain a good business relationship with Town Health;

(viii) in the hypothetical case that the gross proceeds from the Convertible Bond II amounting up to HK$500 million remains idle during the tenor of the Convertible Bond II, the HKHC Group could deposit the said amount with banks and earn interest at a minimum rate of 2.5% per annum (i.e. the non-fixed deposit rate for amount over HK$1 million) to a maximum of 3.05% per annum (i.e. the one-year fixed deposit rate for amount over HK$1 million) according to the interest rates offered by HSBC to general public as at the Latest Practicable Date, both of which are higher than the interest cost of the Convertible Bond II;

(ix) HKHC shall be entitled, without subject to any condition, at any time while the Convertible Bond II is outstanding to early redeem the Convertible Bond II prior to maturity; and

(x) the Option Agreement is conditional upon, amongst other things, the passing by the Independent HKHC Shareholders at the HKHC SGM of an ordinary resolution to approve, inter alia, the Whitewash Waiver and the Executive granting to Top Act the Whitewash Waiver.

Taking into consideration the above merits to the Group as a result of the issue of the Option and the fact that the Grant of Option is conditional upon the grant of the Whitewash Waiver, and notwithstanding that (i) the shareholdings of the Independent HKHC Shareholders in HKHC will be diluted from approximately 96.49% to 56.70% upon full conversion of the Convertible Bond II; and (ii) the funding to be received by HKHC in the event that the Option is exercised may not be immediately be applied in whole subject to the actual timing of HKHC's implementation of the expansion plan in the PRC and Hong Kong, we consider that the Option Agreement and the granting of the Whitewash Waiver are fair and reasonable so far as the Independent HKHC Shareholders are concerned and are in the interests of HKHC and HKHC Shareholders as a whole. We also consider that the Grant of Option is on normal commercial terms and in the ordinary and usual course of the business of HKHC. We recommend the Independent Board Committee to advise the Independent HKHC Shareholders to vote in favour of the ordinary resolutions to be proposed at the HKHC SGM to approve the Option Agreement and the Whitewash Waiver.

Yours faithfully,
For and on behalf of
Partners Capital International Limited

Alan Fung	**Harry Yu**
Managing Director	*Executive Director*

1. FINANCIAL INFORMATION OF THE GROUP

The financial information set out below are extracted from the audited financial statements of the Group for each of the three years ended 31 March 2006. No qualified opinions were issued by the Company's auditors, HLB Hodgson Impey Cheng, for the years ended 31 March 2006 and 31 March 2004 but a qualified opinion was issued for the year ended 31 March 2005.

The auditor's report issued by HLB Hodgson Impey Cheng as extracted from the annual report of the Company for the financial year ended 31 March 2005 is reproduced on page 102:

CONSOLIDATED INCOME STATEMENT
For the year ended 31 March 2006

	Note	**2006** *HK$'000*	**2005** *HK$'000* restated	**2004** *HK$'000* restated
Turnover	*7*	1,450	4,150	23,117
Cost of sales		(1,381)	(5,010)	(20,917)
Gross profit/(loss)		69	(860)	2,200
Other operating income	*8*	1,469	2,599	9,477
Fair value loss on financial assets at fair value through profit or loss		(1,260)	–	–
Net unrealized holding losses on other investments		–	(10,317)	–
Impairment losses	*9*	(36,579)	–	–
Loss on disposal of subsidiaries	*11*	–	(13)	–
Administrative expenses		(5,638)	(17,081)	(9,954)
Finance costs	*10*	(3,407)	(3,087)	(1,601)
Loss/Profit before taxation	*9*	(45,346)	(28,759)	122
Taxation	*15*	–	(10)	(26)
Minority interest		–	–	7
(Loss)/profit for the year attributable to the equity holders of the Company	*16*	(45,346)	(28,769)	103
Dividends		–	–	–
(Loss)/earnings profit per share				
Basic	*17*	(4.9) cents	(3.9) cents	0.02 cents
Diluted	*17*	(4.9) cents	(3.8) cents	N/A

There were no extraordinary or exceptional items during the years ended 31 March 2004, 2005 and 2006 and no dividends were declared or paid during the years ended 31 March 2004, 2005 and 2006.

CONSOLIDATED BALANCE SHEET

As at 31 March 2006

	Note	2006 HK$'000	2005 HK$'000
Non-current assets			
Property, plant and equipment	18	12	10,991
Current assets			
Inventories		–	6
Trade and other receivables	20	22,765	41,859
Investments in securities	21	16,170	17,430
Bank balances and cash		47,202	2,146
		86,137	61,441
Less: Current liabilities			
Trade and other payables	22	5,009	4,772
Short-term borrowings – due within one year	23	34,993	46,848
		40,002	51,620
Net current assets		46,135	9,821
Total assets less current liabilities		46,147	20,812
Less: Non-current liabilities			
Convertible Notes I	24	44,274	–
Net assets		1,873	20,812
Capital and reserves			
Share capital	25	11,595	8,829
Reserves	27	(9,722)	11,983
Equity attributable to the equity holders of the Company		1,873	20,812

BALANCE SHEET
As at 31 March 2006

	Note	**2006** *HK$'000*	**2005** *HK$'000*
Non-current assets			
Interests in subsidiaries	*19*	–	–
Current assets			
Amounts due from subsidiaries	*19*	64,156	4,174
Other receivables	*20*	9	8
Bank balances and cash		9,628	1,561
		73,793	5,743
Less: Current liabilities			
Other payables	*22*	1,752	1,039
Net current assets		72,041	4,704
Total assets less current liabilities		72,041	4,704
Less: Non-current liabilities			
Convertible Notes I	*24*	44,274	–
Net assets		27,767	4,704
Capital and reserves			
Share capital	*25*	11,595	8,829
Reserves	*27*	16,172	(4,125)
Equity attributable to the equity holders of the Company		27,767	4,704

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 March 2006

	2006 *HK$'000*	2005 *HK$'000*
Opening balance of equity	20,812	43,157
Exchange difference on translation of foreign operations	2	–
Net income recognized directly in equity	2	–
Loss for the year attributable to the equity holders of the Company	(45,346)	(28,769)
Total recognized expenses for the year	(45,344)	(28,769)
Issue of shares	10,510	6,621
Share issue expenses	(167)	(197)
Equity component of Convertible Notes I	16,062	–
	26,405	6,424
Closing balance of equity	**1,873**	**20,812**

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 March 2006

	Note	2006 HK$'000	2005 HK$'000
Net cash used in operating activities	28	(9,615)	(19,884)
Cash flows from investing activities			
Payments to acquire property, plant and equipment		(12)	(909)
Deposit paid for acquisition of the Equipments		(16,440)	–
Payments to acquire investments in securities		–	(1,176)
Disposal of subsidiaries	11	–	1,145
Proceeds from disposal of property, plant and equipment		–	823
Proceeds from disposal of listed securities		–	1,216
Net cash (used in)/generated from investing activities		(16,452)	1,099
Cash flows from financing activities			
Net proceeds from issue of new shares		10,343	6,424
Net proceeds from issue of the Convertible Notes I		60,000	–
New short-term borrowings raised		19,321	47,320
Repayment of short-term borrowings		(19,231)	(47,642)
Repayment of hire-purchase contracts		–	(328)
Net cash generated from financing activities		70,433	5,774
Increase/(decrease) in cash and cash equivalents		44,366	(13,011)
Cash and cash equivalents at beginning of the year		2,146	15,157
Effect of foreign exchange rate changes		690	–
Cash and cash equivalents at end of the year		47,202	2,146
Analysis of the balances of cash and cash equivalents			
Bank balances and cash		47,202	2,146

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 March 2006

1. Corporate information

Town Health Medical Technology Holdings Company Limited (the "Company") was incorporated in Bermuda with limited liability. The shares of the Company were listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on 13 October 1993.

The Company's registered office is situate at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda, and its principal place of business is situate at Shop 2B & 2C, Level 1, Hilton Plaza Commercial Centre, 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong.

Pursuant to the special resolution passed by the Company's shareholders at the special general meeting of the Company held on 13 February 2006, the name of the Company was changed from "Starbow Holdings Limited" to "Town Health Medical Technology Holdings Company Limited" with effect from 27 February 2006.

The financial statements are presented in Hong Kong dollars, which is also the functional currency of the Company.

The Company is an investment holding company. The Group is principally engaged in the manufacturing and sales of garment in the People's Republic of China (the "PRC"). Details of the Company's subsidiaries are set out in Note 19.

2. Capital Raising Activities

During the year ended 31 March 2006, the Company undertook the following capital raising activities:

(a) CN Subscription Agreement

On 9 December 2005, the Company entered into a conditional convertible notes subscription agreement (the "CN Subscription Agreement") with Top Act Group Limited, a company incorporated in the British Virgin Islands with limited liability and an indirect wholly-owned subsidiary of Town Health International Holdings Company Limited. Pursuant to the CN Subscription Agreement, Top Act Group Limited agreed to subscribe for the convertible notes ("Convertible Notes I") of an aggregate principal amount of HK$60,000,000 (the "CN Subscription"). At the initial conversion price of HK$0.041 per share (subject to adjustments), upon exercise in full of the conversion rights attached to the Convertible Notes I issued under the CN Subscription Agreement, an aggregate of 1,463,414,634 conversion shares would fall to be issued by the Company. The net proceeds from the issuance of convertible notes would be used for the establishment of a new centre for the provision of health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services in Hong Kong and general working capital for the Group.

Details of the CN Subscription were set out in the Company's circular dated 20 January 2006 and the resolutions in respect of the CN Subscription were duly passed by the Company's shareholders at the special general meeting of the Company held on 13 February 2006. Completion of the CN Subscription Agreement took place on 23 February 2006 and the Convertible Notes I were issued on 23 February 2006.

(b) Share Subscription Agreement

On 9 December 2005, the Company entered into a share subscription agreement (the "Share Subscription Agreement") with Central View International Limited, a company incorporated in the British Virgin Islands with limited liability and which is wholly-owned by Ms. Choi Ka Yee, Crystal. Pursuant to the Share Subscription Agreement, Central View International Limited agreed to subscribe for and the Company agreed to allot and issue 100,000,000 new shares for cash consideration at a subscription price of HK$0.038 each (the "Share Subscription"). The aggregate gross and net proceeds from the Share Subscription of approximately HK$3.8 million would be used as general working capital for the Group.

Details of the Share Subscription were set out in the Company's circular dated 20 January 2006 and the resolutions in respect of the Share Subscription were duly passed by the Company's shareholders at the special general meeting of the Company held on 13 February 2006. Completion of the Share Subscription Agreement took place on 23 February 2006 and the 100,000,000 new shares were issued on 23 February 2006. The new shares issued rank pari passu in all respects with all other shares then in issue.

(c) Share Placing Agreement

On 9 December 2005, the Company entered into a share placing agreement (the "Share Placing Agreement") with a placing agent. Pursuant to the Share Placing Agreement, the Company agreed to place, through the placing agent on a best effort basis, 176,580,000 new shares (the "Placing Shares") at a price of HK$0.038 each to not fewer than six independent investors. The net proceeds from the Placing Shares would be used as general working capital for the Group.

Details of the Share Placing were set out in the Company's circular dated 20 January 2006. The Placing Shares were issued on 26 January 2006 pursuant to the general mandate granted to the Company's directors at the annual general meeting of the Company held on 23 August 2005. The new shares issued rank pari passu in all respects with all other shares then in issue.

(d) CN Placing Agreement

On 9 December 2005, the Company entered into a conditional convertible notes placing agreement (the "CN Placing Agreement") with a placing agent. Pursuant to the CN Placing Agreement, the placing agent agreed to place, on a best effort basis, up to an aggregate principal amount of HK$60,000,000 convertible notes ("Convertible Notes II") to not fewer than six independent investors (the "CN Placing").

Details of the CN Placing were set out in the Company's circular dated 20 January 2006 and the resolutions in respect of the CN Placing were duly passed by the Company's shareholders at the special general meeting of the Company held on 13 February 2006. The CN Placing has not yet been completed as at 31 March 2006 and up to the date of approval of these financial statements.

3. Application of Hong Kong financial reporting standards/changes in accounting policies

In the current year, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants that are effective for accounting periods beginning on or after 1 January 2005. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current or prior accounting years are prepared and presented:

Financial instruments

In the current year, the Group has applied HKAS 32 "Financial instruments: Disclosure and Presentation" and HKAS 39 "Financial instruments: Recognition and Measurement". HKAS 32 requires retrospective application. HKAS 39, which is effective for annual periods beginning on or after 1 January 2005, generally does not permit the recognition, derecognition or measurement of financial assets and liabilities on a retrospective basis. The principal effects resulting from the implementation of HKAS 32 and HKAS 39 are summarized below:

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to the classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

Debt and equity securities previously accounted for under the benchmark treatment of Statement of Standard Accounting Practice ("SSAP") 24

By 31 March 2005, the Group classified and measured its debt and equity securities in accordance with the benchmark treatment of Statement of Standard Accounting Practice 24 (SSAP 24). Under SSAP 24, investments in debt or equity securities are classified as "investment securities", "other investments" or "held-to-maturity investments" as appropriate. "Investment securities" are carried at cost less impairment losses (if any) while "other investments" are measured at fair value, with unrealized gains or losses included in profit or loss. "Held-to-maturity investments" are carried at amortized cost less impairment losses (if any). From 1 April 2005 onwards, the Group has classified and measured its debt and equity securities in accordance with HKAS 39.

Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognized in profit or loss and equity respectively. Available-for-sale equity investments that do not have quoted market prices in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost less impairment after initial recognition. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortized cost using the effective interest method after initial recognition.

All investments in securities of the Group as at 31 March 2005 amounting to HK$17,430,000 have been reclassified to "financial assets at fair value through profit or loss" in accordance with HKAS 39 on 1 April 2005. The adoption of this new standard has had no material effect on how the results for the prior accounting years are prepared and presented. Accordingly, no adjustment has been required on 1 April 2005.

Financial assets and financial liabilities other than debt and equity securities

From 1 April 2005 onwards, the Group has classified and measured its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "other financial liabilities". Financial liabilities at fair value through profit or loss are measured at fair value, with changes in fair value being recognized in profit or loss directly. Other financial liabilities are carried at amortized cost using the effective interest method after initial recognition. This change has had no material effect on the results for the current and prior accounting periods.

Share-based payments

In the current year, the Group has applied HKFRS 2 "Share-based Payment" which requires an expense to be recognized where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of share options granted to directors and employees of the Company, determined at the date of grant of the share options, over the vesting period. Prior to the application of HKFRS 2, the Group did not recognize the financial effect of these share options until they were exercised. The Group is required to apply HKFRS 2 retrospectively to share options that were granted after 7 November 2002 and had not yet vested on 1 January 2005. The adoption of this new standard has had no material effect on how the results for the prior accounting years are prepared and presented as all share options granted prior to 1 January 2005 were vested before 1 January 2005. Accordingly, no prior year adjustment has been required.

The HKICPA has issued the following standards and interpretations that are not yet effective. The Group has considered the following standards and interpretations but does not expect they will have a material effect on how the results of operations and financial position of the Group are prepared and presented.

		Notes
HKAS 1 (Amendment)	Capital Disclosures	*1*
HKAS 19 (Amendment)	Actuarial Gains and Losses, Group Plans and Disclosures	*2*
HKAS 21 (Amendment)	Net Investment in a Foreign Operation	*2*
HKAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions	*2*
HKAS 39 (Amendment)	The Fair Value Option	*2*
HKAS 39 & HKFRS 4 (Amendments)	Financial Guarantee Contracts	*2*
HKFRS 1 & HKFRS 6 (Amendments)	First-time Adoption of Hong Kong Financial Reporting Standards and Exploration for and Evaluation of Mineral Resources	*2*
HKFRS 6	Exploration for and Evaluation of Mineral Resources	*2*
HKFRS 7	Financial Instruments: Disclosures	*1*
HKFRS-Int 4	Determining whether an Arrangement Contains a Lease	*2*
HKFRS-Int 5	Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds	*2*

		Notes
HK(IFRIC)-Int 6	Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment	*3*
HK(IFRIC)-Int 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies	*4*
HK(IFRIC)-Int 8	Scope of HKFRS 2	*5*
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives	*6*

Notes:

1. Effective for annual periods beginning on or after 1 January 2007.
2. Effective for annual periods beginning on or after 1 January 2006.
3. Effective for annual periods beginning on or after 1 December 2005.
4. Effective for annual periods beginning on or after 1 March 2006.
5. Effective for annual periods beginning on or after 1 May 2006.
6. Effective for annual periods beginning on or after 1 June 2006.

4. Significant accounting policies

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments which are measured at fair values, as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with HKFRSs. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and by the Hong Kong Companies Ordinance.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 March each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All significant intra-group transactions, balances, income and expenses are eliminated on consolidation.

Goodwill

Goodwill arising on an acquisition of a subsidiary represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant subsidiary at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses. Capitalized goodwill arising on an acquisition of a subsidiary is presented separately in the balance sheet.

For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cashgenerating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in the income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of a subsidiary, the attributable amount of goodwill capitalized is included in the determination of the amount of profit or loss on disposal.

Investments in subsidiaries

A subsidiary is a company that is controlled by the Company, where the Company has the power to govern the financial and operating policies of such company so as to obtain benefits from its activities.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is provided to write off the cost of items of property, plant and equipment over their estimated useful lives and after taking into account their estimated residual value, using the straight-line method, at the following rates per annum:

Plant, machinery and equipment	:	10% to 20%
Furniture and fixtures	:	10%
Motor vehicles	:	10%

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the year in which the item is derecognized.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is calculated using the first-in, first-out method.

Financial instruments

Financial assets and financial liabilities are recognized on the balance sheet when a group entity becomes a party to the contractual provisions of the instruments. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

The Group's financial assets are classified into two categories, financial assets at fair value through profit or loss and loans and receivables. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss has two sub-categories, including financial assets held for trading and those designated at fair value through profit or loss on initial recognition. At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including trade and other receivables) are carried at amortized cost using the effective interest method, less any identified impairment losses. An impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the assets' carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognized, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities.

The accounting policies adopted in respect of financial liabilities and equity instruments are set out below:

Financial liabilities

Financial liabilities including trade and other payables, short-term borrowings and convertible notes are subsequently measured at amortized cost, using the effective interest method.

Convertible notes

Convertible notes issued by the Group that contain both financial liability and equity components are classified separately into respective liability and equity components on initial recognition. On initial recognition, the fair value of the liability component is determined using the prevailing market interest of similar non-convertible debts. The difference between the proceeds of the issue of the convertible notes and the fair value assigned to the liability component, representing the embedded option for the holder to convert the loan notes into equity, is included in equity (convertible notes equity reserve). In subsequent periods, the liability component of the convertible notes is carried at amortized cost using the effective interest method. The equity component, represented by the option to convert the liability component into ordinary shares of the Company, will remain in convertible notes equity reserve until the embedded option is exercised (in which case the balance stated in convertible notes equity reserve will be transferred to share premium). Where the option remains unexercised at the expiry date, the balance stated in convertible notes equity reserve will be released to retained earnings. No gain or loss is recognized in the consolidated income statement upon conversion or expiration of the option.

Transaction costs, if any that relate to the issue of the convertible notes are allocated to the liability and equity components in proportion to the allocation of the proceeds. Transaction costs relating to the equity component are charged directly to equity. Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortized over the period of the convertible notes using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Provisions

Provisions are recognized when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at the directors' best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

Equity settled share-based payment transactions

Share options granted to directors and employees of the Company

The fair value of services received determined by reference to the fair value of share options granted at the grant date is expensed on a straight-line basis over the vesting period with a corresponding increase in equity (share options reserve).

At the time when the share options are exercised, the amount previously recognized in share options reserve will be transferred to share premium. When the share options are forfeited or are still not exercised at the expiry date, the amount previously recognized in share options reserve will be transferred to retained profits/accumulated losses.

Impairment losses (other than goodwill)

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately unless the relevant asset is carried at a revalued amount under another standard, in which case the impairment loss is treated as a revaluation decrease under that standard.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as income immediately unless the relevant asset is carried at a revalued amount under another standard, in which case the reversal of the impairment loss is treated as a revaluation increase under that other standard.

Revenue recognition

Sales of goods are recognized when goods are delivered and title has passed.

Interest income from bank deposits is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes income statement items that are never taxable or deductible.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Retirement benefits costs

Payments to Mandatory Provident Fund Scheme and state-managed retirement benefits schemes are charged as expenses as they fall due. The Group's obligations under state-managed retirement benefits schemes are equivalent to those arising in a defined contribution retirement benefits scheme.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognized in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation in which case, such exchange differences are recognized in equity in the consolidated financial statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non- monetary items in respect of which gains and losses are recognized directly in equity, in which cases, the exchange differences are also recognized directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognized as a separate component of equity (the translation reserve). Such exchange differences are recognized in profit or loss in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after 1 April 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences arising are recognized in the translation reserve.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Rentals payable under operating leases are charged to profit or loss on a straight- line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognized as a reduction of rental expense over the lease term on a straight-line basis.

5. Critical accounting judgments and key sources of estimation uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Estimated impairment of property, plant and equipment

The Group evaluates whether items of property, plant and equipment have suffered any impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, in accordance with the stated accounting policy. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates.

Estimated useful lives of property, plant and equipment

Management determines the estimated useful lives and related depreciation charges for its property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions. It could change significantly as a result of technical innovations and competitor actions in response to severe industry cycles. Management will increase the depreciation charge where useful lives are less than previously estimated, or it will write-off or writedown technically obsolete or non-strategic assets that have been abandoned or sold.

Impairment loss of trade and other receivables

The Group's policy for doubtful receivables is based on the on-going evaluation of the collectability and aging analysis of the trade and other receivables and on management's judgments. Considerable judgment is required in assessing the ultimate realization of these receivables, including the current creditworthiness and the past collection history of each debtor, and the present values of the estimated future cash flows discounted at the effective interest rates. If the financial conditions of the Group's debtors were to deteriorate, resulting in an impairment of their ability to make payments, additional impairment loss of trade and other receivables may be required.

6. Financial risk management

The Group's major financial instruments include trade and other receivables, investments in securities, bank balances and cash, trade and other payables, short-term borrowings and convertible notes. Details of these financial instruments are disclosed in the respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Currency risk

Certain trade and other receivables, bank balances and cash, trade and other payables and short-term borrowings of the Group are denominated in foreign currencies. The Group currently does not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

Credit risk

The Group's maximum exposure to credit risk in the event of the counterparties failure to perform their obligations as at 31 March 2006 in relation to each class of recognized financial assets is the carrying amount of those assets as stated in the consolidated balance sheet. In order to minimize the credit risk, the management of the Group has delegated a team responsible for monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews regularly the recoverable amount of each individual receivable to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the management considers that the Group's credit risk is significantly reduced.

Interest rate risk

The Group's fair value interest rate risk relates to its fixed-rate borrowings.

7. Turnover and segment information

Turnover represents amounts received and receivable from outside customers from sales of products during the year.

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

Business segments

	Provision of healthcare and medical checks services		Manufacturing and sales of garment		Trading of securities		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
TURNOVER	–	–	1,450	4,150	–	–	1,450	4,150
RESULTS								
Segment results	–	–	(37,497)	(11,241)	(1,345)	(9,088)	(38,842)	(20,329)
Unallocated corporate income and expenses							(3,097)	(5,330)
Loss on disposal of subsidiaries							–	(13)
Finance costs							(3,407)	(3,087)
Loss before taxation							(45,346)	(28,759)
Taxation							–	(10)
Loss for the year							(45,346)	(28,769)
ASSETS								
Segment assets	22,401	–	375	53,389	16,171	17,434	38,947	70,823
Unallocated assets							47,202	1,609
Total assets							86,149	72,432
LIABILITIES								
Segment liabilities	44,333	–	37,971	50,450	240	156	82,544	50,606
Unallocated liabilities							1,732	1,014
Total liabilities							84,276	51,620
OTHER INFORMATION								
Capital expenditure	12	–	–	909	–	–		
Depreciation of property, plant and equipment	–	–	1,355	1,618	–	–		
(Gain)/Loss on disposal of property, plant and equipment	–	–	(108)	7,498	–	–		
Impairment loss on property, plant and equipment	–	–	8,492	–	–	–		
Impairment loss on trade and other receivables	–	–	28,087	–	–	–		
Fair value loss on investments in securities	–	–	–	–	1,260	10,317		
Loss on disposal of listed securities	–	–	–	–	–	494		

Geographical segments

The Group's operations are located in the PRC including Hong Kong and Macau and its turnover is substantially derived in the PRC including Hong Kong and Macau and its assets are also substantially located in the PRC including Hong Kong and Macau. Accordingly, no analysis by geographical segment is presented.

8. Other operating income

	2006	2005
	HK$'000	*HK$'000*
Interest income from bank deposits	233	41
Sundry income	–	578
Gain on disposal of property, plant and equipment	108	–
Write-back of liabilities	1,128	1,980
	1,469	2,599

9. Loss before taxation

	2006	2005
	HK$'000	*HK$'000*
Loss before taxation has been arrived at after charging:		
Staff costs		
– Directors' emoluments *(Note 12)*	273	945
– Other staff costs	1,001	1,858
– Other staff retirement benefits schemes contributions	54	205
	1,328	3,008
Depreciation of property, plant and equipment		
– Owned assets	1,355	1,581
– Leased assets	–	37
	1,355	1,618

	2006	2005
	HK$'000	*HK$'000*
Impairment loss on property, plant and equipment *(Note 18)*	8,492	–
Impairment loss on trade and other receivables *(Note 20)*	28,087	–
Loss on disposal of property, plant and equipment	–	7,498
Loss on disposal of listed securities	–	494
Operating lease rentals in respect of land and buildings	107	518
Auditors' remuneration	313	280
Cost of inventories expensed	1,381	5,010

10. Finance costs

	2006	2005
	HK$'000	*HK$'000*
Other interest	–	1
Hire-purchase interest	–	35
Interest on short-term bank loans wholly repayable within five years	3,011	3,051
Interest on Convertible Notes I wholly repayable within five years	396	–
	3,407	3,087

11. Loss on disposal of subsidiaries

During the year ended 31 March 2005, the Company disposed of its entire equity interests in Broadway Stars Limited and Joint China Trading Limited at a cash consideration of HK$1,144,350 and HK$2 respectively. Further details of the subsidiaries disposed of are disclosed in Note 19 to the financial statements. The aggregate loss of approximately HK$13,000 arising from the disposal of these subsidiaries, being the difference between the aggregate proceeds of the disposal and the aggregate carrying amount of the net assets of these subsidiaries as at the respective dates of disposal, was charged to the consolidated income statement. No tax charge or credit arose from the transactions. The aggregate carrying amounts of the assets and liabilities of the subsidiaries disposed of as at the respective dates of disposal were as follows:

	2005
	HK$'000
Net assets disposed of:	
Other investments	1,145
Other receivables	28
Other payables	(15)
Total net assets disposed of	1,158
Loss on disposal of subsidiaries	(13)
Total consideration satisfied by cash	1,145
Less: Cash and cash equivalents disposed of	–
Net cash inflow arising from disposal of subsidiaries	1,145

12. Directors' emoluments

The emoluments paid or payable to each of the Company's directors are as follows:

For the year ended 31 March 2006

	Salaries and Fees *HK$'000*	Discretionary allowances *HK$'000*	Retirement benefits schemes bonuses *HK$'000*	contributions *HK$'000*	Total *HK$'000*
Executive directors					
Mr. Chi Chi Hung, Kenneth	–	215	–	11	226
Mr. Cho Kwai Yee, Kevin (Appointed on 14 March 2006)	–	17	–	–	17
Ms. Choi Ka Yee, Crystal (Appointed on 14 March 2006)	–	18	–	–	18
Mr. Siu Kam Chau (Appointed on 14 March 2006)	–	12	–	–	12
Mr. Wong Hin Shek, Hans (Resigned on 14 March 2006)	–	–	–	–	–
Independent non-executive directors					
Mr. Lau Man Tak (Resigned on 22 May 2006)	–	–	–	–	–
Mr. Chun Jay	–	–	–	–	–
Mr. Chan Chi Yuen	–	–	–	–	–
Total	–	262	–	11	273

For the year ended 31 March 2005

	Salaries and Fees *HK$'000*	Discretionary allowances *HK$'000*	Retirement benefits schemes bonuses *HK$'000*	contributions *HK$'000*	Total *HK$'000*
Executive directors					
Mr. Chi Chi Hung, Kenneth	–	390	–	12	402
Mr. Wong Hin Shek, Hans (Appointed on 22 March 2005)	–	–	–	–	–
Mr. Hui Sze Yin, Clarence (Resigned on 22 March 2005)	–	351	–	12	363
Independent non-executive directors					
Mr. Lau Man Tak	–	–	–	–	–
Mr. Chun Jay (Appointed on 12 January 2005)	–	–	–	–	–
Mr. Chan Chi Yuen (Appointed on 12 January 2005)	–	–	–	–	–
Mr. So Hon Cheung, Stephen (Resigned on 12 January 2005)	180	–	–	–	180
Mr. Lee Kin Chung, Simon (Resigned on 15 September 2004)	–	–	–	–	–
Ms. Xia Ling Yun (Resigned on 22 March 2005)	–	–	–	–	–
Total	180	741	–	24	945

There were no arrangements under which the directors of the Company have waived or agreed to waive any remuneration.

13. Employees' emoluments

The aggregate emoluments of the five highest paid individuals of the Group for the year ended 31 March 2006 included one director (2005: three directors) of the Company, whose remuneration have been disclosed above. Details of the remuneration of the remaining four (2005: two) highest paid, non-director employees of the Group are set out below:

	2006	2005
	HK$'000	*HK$'000*
Salaries and allowances	213	515
Discretionary bonuses	–	–
Retirement benefits schemes contributions	9	18
	222	533

The emoluments of each of the remaining four (2005: two) highest paid, non- director employees were within the band of nil to HK$1,000,000.

During the year, no emoluments were paid by the Group to the five highest paid individuals, including the directors of the Company, as an inducement to join or upon joining the Group or as compensation for loss of office.

Compensation to key management personnel

The directors of the Company consider that they are the only key management personnel of the Group and details of their compensation have been set out above.

14. Retirement benefits schemes

The Group operates a Mandatory Provident Fund Scheme for all qualifying employees in Hong Kong. The assets of the scheme are held separately from those of the Group, in funds under the control of trustees. The Group contributes 5% of relevant payroll costs to the scheme, which contribution is matched by employees. During the year under review, the total amount contributed by the Group to the scheme and charged to the consolidated income statement amounted to approximately HK$21,000 (2005: HK$229,000). As at 31 March 2006, there were no forfeited contributions available for the Group to offset contributions payable in future years (2005: Nil).

15. Taxation

No provision for Hong Kong profits tax has been made in the financial statements as the companies operating in Hong Kong did not have any assessable profits arising in Hong Kong for both the current and prior years. Taxation on overseas profits has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the countries in which the Group operates.

The taxation charge for the year can be reconciled to the loss before taxation per the income statement as follows:

	2006	2005
	HK$'000	*HK$'000*
Loss before taxation	(45,346)	(28,759)
Tax at Hong Kong profits tax rate of 17.5% (2005: 17.5%)	(7,936)	(5,033)
Tax effects of unrecognized tax losses	7,936	5,043
Tax charge for the year	–	10

No deferred tax liabilities have been recognized in the financial statements as the Group and the Company did not have material temporary differences as at 31 March 2006 and 2005.

A deferred tax asset has not been recognized in the financial statements in respect of tax losses available to offset future profits due to the uncertainty of future profit streams against which the asset can be utilized. As at 31 March 2006, the unprovided deferred tax asset of the Group is as follows:

	2006	2005
	HK$'000	*HK$'000*
Tax effect of temporary difference attributable to unutilized tax losses	7,366	7,366

The deductible temporary differences and unutilized tax losses do not expire under current tax legislation.

16. Loss attributable to the equity holders of the company

The loss attributable to the equity holders of the Company includes a loss of approximately HK$3,342,000 (2005: HK$35,730,000) which has been dealt with in the financial statements of the Company.

17. Loss per share

The calculation of basic loss per share attributable to the equity holders of the Company is based on the loss for the year attributable to the equity holders of the Company of approximately HK$45,346,000 (2005: HK$28,769,000) and on the weighted average number of ordinary shares of approximately 924,520,000 (2005: 739,545,900).

For the year ended 31 March 2005, diluted loss per share is based on 751,985,225 ordinary shares which is the weighted average number of ordinary shares outstanding during the year, as adjusted for the effects of the vested options outstanding during the year.

For the year ended 31 March 2006, the computation of diluted loss per share did not assume the exercise of the Company's potential ordinary shares granted under the Company's share option scheme and the conversion rights attached to the Convertible Notes I since their exercises would result in a reduction in loss per share.

18. Property, plant and equipment

Group	Plant, machinery and equipment *HK$'000*	Furniture and fixtures *HK$'000*	Motor vehicles *HK$'000*	Total *HK$'000*
At cost:				
As at 1 April 2004	21,218	43	638	21,899
Additions	909	–	–	909
Disposals	(8,607)	–	(638)	(9,245)
As at 31 March 2005 and 1 April 2005	13,520	43	–	13,563
Exchange difference	260	–	–	260
Additions	12	–	–	12
Disposals	(1,623)	(9)	–	(1,632)
As at 31 March 2006	12,169	34	–	12,203
Accumulated depreciation and impairment:				
As at 1 April 2004	1,855	4	19	1,878
Depreciation charge for the year	1,570	4	44	1,618
Released on disposals	(861)	–	(63)	(924)
As at 31 March 2005 and 1 April 2005	2,564	8	–	2,572
Exchange difference	50	–	–	50
Depreciation charge for the year	1,351	4	–	1,355
Released on disposals	(275)	(3)	–	(278)
Impairment loss	8,467	25	–	8,492
As at 31 March 2006	12,157	34	–	12,191

Group	Plant, machinery and equipment *HK$'000*	Furniture and fixtures *HK$'000*	Motor vehicles *HK$'000*	Total *HK$'000*
Net book value:				
As at 31 March 2006	12	–	–	12
As at 31 March 2005	10,956	35	–	10,991

As at 31 March 2005, certain of the Group's plant, machinery and equipment with an aggregate net book value of approximately HK$10,793,000 were pledged to secure a bank loan granted to the Group (Note 23(ii)).

During the year ended 31 March 2006, the directors conducted a review of the Group's plant, machinery and equipment and determined that a number of those assets were impaired. Accordingly, an impairment loss of approximately HK$8,492,000 has been recognized in respect of the plant, machinery and equipment, which are used in the garment segment. The recoverable amounts of the relevant assets have been determined on the basis of their value in use at a discount rate of 9.24%.

19. Interests in subsidiaries/amounts due from subsidiaries

Company	**2006** *HK$'000*	**2005** *HK$'000*
Unlisted shares at cost, net of provision for impairment losses	–	–

The amounts due from the subsidiaries as shown on the Company's balance sheet are unsecured, interest free and have no fixed terms of repayment. The directors consider that the carrying amounts approximate their fair values.

Particulars of the Company's subsidiaries as at 31 March 2006 are as follows:

Name of company	**Place of incorporation/ establishment**	**Issued and fully paid share capital/ registered capital**	**Principal activities**	**Attributable equity interest held by the Company**	
				Directly	**Indirectly**
Nicefit Limited	British Virgin Islands	Ordinary share US$1	Securities trading	100%	-
Charm Advance Limited	British Virgin Islands	Ordinary share US$1	Investment holding	100%	-
Hong Kong Medical Laboratories Limited	Hong Kong	Ordinary share HK$1	Not yet commenced business	-	100%
Hong Kong Health Check Centre Limited	Hong Kong	Ordinary share HK$1	Not yet commenced business	-	100%
A Winner Limited	British Virgin Islands	Ordinary share US$1	Provision of administrative services	100%	-
Win Smarter Limited	Hong Kong	Ordinary shares HK$2	Not yet commenced business	100%	-
Great Excellent Limited	Hong Kong	Ordinary shares HK$2	Not yet commenced business	100%	-
Rollstone Limited	British Virgin Islands	Ordinary share US$1	Investment holding	100%	-
上海凱祥服飾有限公司	PRC	Registered capital RMB40,000,000	Manufacturing and sales of garment in the PRC	-	100%

上海凱祥服飾有限公司is a wholly foreign owned enterprise established in the PRC.

During the year ended 31 March 2005, the Company disposed of its entire equity interests in Broadway Stars Limited and Joint China Trading Limited on 3 November 2004 and 8 December 2004 respectively, at an aggregate cash consideration of approximately HK$1,145,000. Details of the disposed subsidiaries are as follows:

Name of company	Place of incorporation/ establishment	Issued and fully paid share capital	Principal activities	Attributable equity interest held by the Company
Broadway Stars Limited	British Virgin Islands	Ordinary shares US$2	Securities trading	100% (Direct)
Joint China Trading Limited	Hong Kong	Ordinary shares HK$2	Trading of garment	100% (Direct)

The aggregate consolidated results of Broadway Stars Limited and Joint China Trading Limited for the period from 1 April 2004 to the respective dates of disposal, which were included in the Group's consolidated income statement for the year ended 31 March 2005, were as follows:

Broadway Stars Limited and Joint China Trading Limited	**Period from 1 April 2004 to the respective dates of disposal** *HK$'000*
Turnover	–
Cost of sales	–
Gross profit	–
Net unrealized loss on other investments	(1,497)
Administrative expenses	(524)
Finance costs	(1)
Loss before and after taxation	(2,022)

20. Trade and other receivables

	Group		Company	
	2006	**2005**	**2006**	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade receivables, with aged analysis *(Note (i))*				
0 – 60 days	–	508	–	–
61 – 90 days	–	70	–	–
Over 90 days	645	198	–	–
	645	776	–	–
Provision for impairment losses	(645)	(118)	–	–
Trade receivables, net	–	658	–	–
Loan receivable *(Note (ii))*	26,869	41,005	–	–
Provision for impairment losses	(26,494)	–	–	–
Loan receivable, net	375	41,005	–	–
Other receivables:				
Deposit paid for acquisition of the Equipments *(Note (iii))*	16,440	–	–	–
Rental and decoration deposits *(Note (iv))*	1,900	–	–	–
Prepayments, deposits and other receivables	4,050	196	9	8
Other receivables, net	22,390	196	9	8
Total trade and other receivables	22,765	41,859	9	8

Notes:

(i) General credit terms offered by the Group to its customers are payment by the end of the month following the month in which sales took place.

(ii) As disclosed in the Company's announcements dated 6 August 2004 and 12 January 2006, the loan receivable represents the uncollected outstanding balance of an aggregated amount of various advances made by the Company's PRC subsidiary to 上海凱托(集團)有限公司 ("Shanghai Kaituo") and its subsidiaries and affiliated companies, on 31 March 2004 in accordance with a loan assignment agreement signed on 12 July 2004. As confirmed by the directors of the Company, Shanghai Kaituo is an independent third party. The loan receivable was unsecured, interest-free and was originally due for repayment before the end of year 2004 but was further extended to the end of year 2005. Subsequent to 31 March 2006, the loan was subsequently settled to the extent of approximately HK$375,000. The Company's directors consider it appropriate to recognize a provision for impairment losses of approximately HK$26,494,000 against the remaining overdue balance of the loan which has been charged to the consolidated income statement for the year ended 31 March 2006.

(iii) On 24 March 2006, the Company announced that Hong Kong Health Check Centre Limited, an indirect wholly owned subsidiary of the Company, entered into a purchasing agreement dated 23 March 2006 with a supplier of medical equipments (the "Vendor"), pursuant to which Hong Kong Health Check Centre Limited agreed to acquire certain advanced medical equipments (the "Equipments") from the Vendor for a total consideration of HK$54,800,000. The transaction constituted a major transaction on the part of the Company under the Listing Rules, further details of which were set out in the Company's circular dated 13 April 2006. Subsequent to the balance sheet date, the resolutions in respect of the transaction were duly passed by the Company's shareholders at the special general meeting of the Company held on 8 May 2006. The balance of approximately HK$16,440,000 as at 31 March 2006 represented the initial deposit paid pursuant to the aforesaid purchasing agreement.

(iv) On 26 April 2006, the Company announced that Hong Kong Health Check Centre Limited, an indirect wholly owned subsidiary of the Company, and Majestic Centre Limited entered into a conditional tenancy agreement dated 29 March 2006 (as supplemented by a supplemental tenancy agreement dated 26 April 2006), pursuant to which Majestic Centre Limited (as landlord) agreed to lease a property to Hong Kong Health Check Centre Limited (as tenant) for an initial term of two years and ten months from 1 June 2006 to 31 March 2009 (both days inclusive). A director of the Company, namely, Ms. Choi Ka Yee, Crystal and her associates (as defined under the Listing Rules) are interested in 50% of the shareholdings of Majestic Centre Limited. The transaction constituted a non-exempt continuing connected transaction on the part of the Company under the Listing Rules, further details of which were set out in the Company's circular dated 11 May 2006. Subsequent to the balance sheet date, the resolutions in respect of the transaction were duly passed by the Company's shareholders at the special general meeting of the Company held on 29 May 2006. The balance of approximately HK$1,900,000 as at 31 March 2006 represented the rental and decoration deposits paid pursuant to the aforesaid tenancy agreement.

(v) The impairment losses of trade and other receivables of approximately HK$28,087,000 charged to the income statement for the year ended 31 March 2006 comprise impairment losses against trade receivables of approximately HK$527,000, impairment losses against loan receivable of approximately HK$26,494,000 (Note (ii) above) and impairment losses against other receivables of approximately HK$1,066,000.

(vi) The directors consider that the carrying amounts of trade and other receivables approximate their fair values.

21. Investments in securities

	Group	
	2006	**2005**
	HK$'000	*HK$'000*
Classified as "other investments" in accordance with the benchmark treatment of SSAP 24		
– Equity securities listed in Hong Kong, at market value	–	17,430
Classified as "financial assets at fair value through profit or loss" under HKAS 39		
– Equity securities listed in Hong Kong, at market value	16,170	–

As at 31 March 2006, the carrying amount of the Group's investment in the following company exceeded 10% of the total assets of the Group:

Name	Place of incorporation	Principal activities	Particulars of issued shares held	Interest held
Kanstar Environmental Paper Products Holdings Limited	Cayman Islands	Research and development of paper filling material and the manufacture and sale of pulp and paper	Ordinary shares listed on GEM	1.25%

22. Trade and other payables

	Group		Company	
	2006	**2005**	**2006**	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade payables, with aged analysis:				
0 – 60 days	–	72	–	–
61 – 90 days	60	34	–	–
Over 90 days	1,045	1,542	–	–
Total trade payables	1,105	1,648	–	–
Amount due to a director *(Note (i))*	–	23	–	23
Other payables and accruals	3,904	3,101	1,752	1,016
Trade and other payables	5,009	4,772	1,752	1,039

Notes:

(i) The amount due to a director as at 31 March 2005 was unsecured, interest-free and had no fixed term of repayment. The amount was fully settled during the year ended 31 March 2006.

(ii) The directors consider that the carrying amounts of trade and other payables approximate their fair values.

23. Short-term borrowings

	Group		Company	
	2006	**2005**	**2006**	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Short-term bank loans *(Notes (i) & (ii))*	34,753	46,698	–	–
Other loan *(Note (iii))*	240	150	–	–
	34,993	46,848	–	–

Notes:

(i) The short-term bank loans as at 31 March 2006 in an aggregate amount of RMB36,143,000 (equivalent to approximately HK$34,753,000) comprised (a) a loan of RMB10,000,000 (equivalent to approximately HK$9,615,000) which was unsecured, interest bearing at 6.696% per annum and repayable in June 2006; (b) a loan of RMB10,000,000 (equivalent to approximately HK$9,615,000) which was unsecured, interest bearing at 6.696% per annum and repayable in August 2006; and (c) a loan of RMB16,143,000 (equivalent to approximately HK$15,523,000) which was unsecured, interest bearing at 5.742% per annum and originally repayable in June 2006 and December 2006. The relevant bank has instigated legal proceedings against the Company's PRC subsidiary to demand early repayment of the unpaid bank loans which amounted to RMB16,143,000 (equivalent to approximately HK$15,523,000). The overdue balance of the said bank loans is chargeable at a penalty daily interest rate of 0.0239%.

(ii) The short-term bank loans as at 31 March 2005 in an aggregate amount of RMB49,500,000 (equivalent to approximately HK$46,698,000) comprised (a) a loan of RMB10,000,000 (equivalent to approximately HK$9,434,000) which was unsecured, interest bearing at 5.832% per annum and was fully repaid in June 2005; (b) a loan of RMB10,000,000 (equivalent to approximately HK$9,434,000) which was unsecured, interest bearing at 6.372% per annum and was fully repaid in August 2005; and (c) a loan of RMB29,500,000 (equivalent to approximately HK$27,830,000) which was secured by the Group's plant, machinery and equipment with an aggregate net book value of approximately RMB11,441,000 (equivalent to approximately HK$10,793,000) as at 31 March 2005, interest bearing at the prevailing market rates and repayable on 30 June 2005.

(iii) The other loan is unsecured, interest free and repayable on demand.

(iv) The directors consider that the carrying amounts of short-term borrowings approximate their fair values.

24. Convertible Notes I

As disclosed in Note 2(a), the Company issued the Convertible Notes I with an aggregate principal amount of HK$60,000,000 to Top Act Group Limited on 23 February 2006. The principal terms of the Convertible Notes are as follows:

Maturity date	:	The date falling on the fourth anniversary of the date of issue of the Convertible Notes. Any unredeemed and unconverted Convertible Notes will be redeemed at 100% of the outstanding principal amount together with any accrued interest in cash.
Initial conversion price	:	HK$0.041 per conversion share (subject to adjustments).
		At the initial conversion price of HK$0.041 per share, upon exercise in full of the conversion rights attached to the Convertible Notes I, an aggregate of 1,463,414,634 conversion shares would fall to be issued by the Company.
		The holders of the Convertible Notes shall have the right at any time after the issue of the Convertible Notes to convert any outstanding amount of the Convertible Notes at a denomination of HK$1,000,000 each into the conversion shares at the conversion price, unless the amount remaining on exercise of the conversion rights shall be less than HK$1,000,000.

Ranking	:	The conversion shares when allotted and issued will rank pari passu in all respects with the other shares in issue as at the date of issue of the conversion shares.
Interest	:	1% per annum payable half yearly in arrears on 30 June and 31 December in each year Transferability : The Convertible Notes may be transferred or assigned to any third party without the prior written consent of the Company. Save with the consent of the Stock Exchange, none of the Convertible Notes may be transferred to a "connected person" (as defined in the Listing Rules) of the Company. The Company shall give notice to the Stock Exchange for any transfer of the Convertible Notes and shall state whether any connected person of the Company is involved.
Voting rights	:	The Convertible Notes do not confer any voting rights at general meetings of the Company on the holder(s) of the Convertible Notes.
Events of default	:	The events of default provisions which provide that on the occurrence of certain events of default specified in the Convertible Notes (e.g. liquidation), each of the holders of the Convertible Notes shall be entitled to demand for immediate repayment of the principal amount outstanding and accrued but unpaid interest under the relevant Convertible Notes.
Listing	:	No application will be made for the listing of the Convertible Notes on the Stock Exchange or any other stock exchange.

The Convertible Notes I contain a liability element and an equity component which are required to be separately accounted for in accordance with HKAS 32. An effective interest rate of 9.24% per annum has been used to determine the fair value of the liability element at initial recognition.

	2006
	HK$'000
Liability element of the Convertible Notes I as at date of issue	43,937
Interest charged *(Note 10)*	396
Interest payable	(59)
Liability element of the Convertible Notes I as at 31 March 2006	44,274

25. Share capital of the company

Authorized:

Ordinary shares of HK$0.01 each	Number of shares	Total value *(HK$'000)*
As at 1 April 2004	30,000,000,000	300,000
Capital Reduction *(Note 25(a)(i))*	–	(270,000)
Share Subdivision *(Note 25(a)(ii))*	27,000,000,000	270,000
Share Consolidation *(Note 25(a)(iii))*	(27,000,000,000)	–
As at 31 March 2005 and 2006	30,000,000,000	300,000

Issued and fully paid:

Ordinary shares of HK$0.01 each	Number of shares	Total value *(HK$'000)*
As at 1 April 2004	7,357,968,530	73,580
Capital Reduction *(Note 25(a)(i))*	–	(66,222)
Share Consolidation *(Note 25(a)(iii))*	(6,622,171,677)	–
Issue of 147,140,000 new shares *(Note 25(b))*	147,140,000	1,471
As at 31 March 2005	882,936,853	8,829
Issue of 100,000,000 new shares at HK$0.038 each under the Share Subscription Agreement *(Note 2(b))*	100,000,000	1,000
Issue of 176,580,000 new shares at HK$0.038 each under the Share Placing Agreement *(Note 2(c))*	176,580,000	1,766
As at 31 March 2006	1,159,516,853	11,595

Changes in share capital for the year ended 31 March 2005

(a) Pursuant to the resolutions passed by the Company's shareholders at the special general meeting of the Company held on 3 May 2004, it was resolved that:

(i) the nominal value of all issued shares of the Company of HK$0.01 each was reduced by HK$0.009 each by canceling an equivalent amount of paid up capital per share so that the nominal value of each share was reduced from HK$0.01 to HK$0.001 ("Capital Reduction"), resulting in the reduction of issued share capital of the Company by approximately HK$66,222,000 from HK$73,580,000 to HK$7,358,000. The credit arising from the Capital Reduction was credited to the contributed surplus account of the Company;

(ii) each authorized but unissued share was subdivided ("Share Subdivision") into 10 shares of HK$0.001 each;

(iii) every 10 shares of HK$0.001 each created from the Capital Reduction and Share Subdivision were consolidated into 1 consolidated share of HK$0.01 each ("Share Consolidation");

(iv) the credit standing to the share premium account of the Company was cancelled and the credit arising was credited to the contribution surplus account of the Company; and

(v) the amount which arose as a result of the Capital Reduction and credited to the contributed surplus account of the Company together with the balance already standing in the contributed surplus account of the Company was set off against the accumulated losses of the Company.

(b) On 30 November 2004, the Company announced that it had entered into a placing agreement with a placing agent. Pursuant to the placing agreement, the Company conditionally agreed to place, through the placing agent on a fully underwritten basis, 147,140,000 placing shares to not fewer than six independent investors at a price of HK$0.045 per placing share. The placing shares were issued pursuant to the general mandate granted to the Company's directors at the annual general meeting of the Company held on 30 August 2004. The placing price of HK$0.045 represented (i) a discount of approximately 19.64% to the closing price of HK$0.056 per share as quoted on the Stock Exchange on 30 November 2004, being the last trading day of the announcement on 30 November 2004 and the date on which the terms of the placing were fixed; and (ii) a discount of approximately 19.64% to the average of the closing price per share of HK$0.056 as quoted on the Stock Exchange for the last five trading days immediately prior to 30 November 2004. The net proceeds of approximately HK$6.4 million from the placing were to be used for the repayment of short-term liabilities of approximately HK$3 million and payment for operating activities including rental expenses and staff salaries of approximately HK$3.4 million.

26. Share option scheme

The Company's share option scheme (the "Share Option Scheme") was adopted pursuant to an ordinary resolution passed by the Company's shareholders at the special general meeting of the Company held on 17 November 2003.

The maximum number of shares which may be issued upon exercise of all outstanding options granted under the Share Option Scheme and any other share option schemes of the Company must not exceed 30% of the total number of shares in issue from time to time. No options may be granted under the Share Option Scheme or any other share option schemes of the Company if this will result in this limit being exceeded.

The total number of shares which may be issued upon exercise of all options to be granted under the Share Option Scheme and any other share option schemes of the Company must not exceed 10% of the total number of shares in issue on 17 November 2003 unless the Company seeks the approval of the shareholders in general meeting for refreshing the 10% limit under the Share Option Scheme provided that options lapsed in accordance with the terms of the Share Option Scheme or any other share option schemes of the Company will not be counted for the purpose of calculating the 10% limit.

The Share Option Scheme will remain in force for a period of 10 years commencing from 17 November 2003. Options complying the provisions of the Listing Rules which are granted during the duration of the Share Option Scheme and remain unexercised immediately prior to the end of the 10 year period shall continue to be exercisable in accordance with their terms of grant within the option period for which such options are granted, notwithstanding the expiry of the Share Option Scheme.

The subscription price for shares under the Share Option Scheme shall be a price determined by the board of directors of the Company (the "Board"), but shall not be lower than the highest of (i) the closing price of shares as stated in the daily quotation sheet of the Stock Exchange on the date on which the Board approve the making of the offer for the grant of options (the "Date of Grant"), which must be a trading day; (ii) the average closing price of shares as stated in the daily quotations sheets of the Stock Exchange for the five trading days immediately preceding the Date of Grant; and (iii) the nominal value of a share.

The following table discloses the details of the Company's share options held by consultants of the Company and the movements in such holdings:

	Number of share options						
Grant date	**Outstanding as at 01/04/2004**	**Granted during the year ended 31/03/2005**	**Exercised or lapsed during the year ended 31/03/2005**	**Outstanding as at 31/03/2005**	**Granted during the year ended 31/03/2006**	**Exercised or lapsed during the year ended 31/03/2006**	**Outstanding as at 31/03/2006**
11/11/2004	–	44,760,000	–	44,760,000	–	–	44,760,000
Exercisable at the end of the year				44,760,000			44,760,000
Exercise price		HK$0.0348		HK$0.0348			HK$0.0348

During the year ended 31 March 2005, the Company granted an aggregate of 44,760,000 share options to seven consultants on 11 November 2004 and these share options are exercisable in the period of 24 months commencing on the date upon which the options were deemed to be granted and accepted in accordance with the Share Option Scheme. The exercise price of these share options is HK$0.0348 per share. Total consideration received from the consultants for taking up the options granted amounted to HK$7 for the year ended 31 March 2005. No share options were exercised or lapsed during the years ended 31 March 2005 and 2006.

27. Reserves

Group	Share premium account *HK$'000*	Capital redemption reserve *HK$'000*	Translation reserve *HK$'000*	Convertible Notes equity reserve *HK$'000*	Accumulated deficit *HK$'000*	Total reserves *HK$'000*
As at 1 April 2004	270,774	861	–	–	(302,058)	(30,423)
Adjustments arising from the Capital Reduction *(Note 25(a)(i))*	–	–	–	–	66,222	66,222
Adjustments arising from share premium cancellation *(Note 25(a)(iv))*	(271,218)	–	–	–	271,218	–
Issue of new shares *(Note 25(b))*	5,150	–	–	–	–	5,150
Share issue expenses	(197)	–	–	–	–	(197)
Loss for the year	–	–	–	–	(28,769)	(28,769)
As at 31 March 2005	4,509	861	–	–	6,613	11,983
Issue of new shares under the Share Subscription Agreement *(Note 2(b))*	2,800	–	–	–	–	2,800
Issue of new shares under the Share Placing Agreement *(Note 2(c))*	4,944	–	–	–	–	4,944
Share issue expenses	(167)	–	–	–	–	(167)
Exchange difference on translation of foreign operations	–	–	2	–	–	2
Equity component of Convertible Notes I *(Note 24)*	–	–	–	16,062	–	16,062
Loss for the year	–	–	–	–	(45,346)	(45,346)
As at 31 March 2006	12,086	861	2	16,062	(38,733)	(9,722)

Company	Share premium account HK$'000	Capital redemption reserve HK$'000	Contributed surplus HK$'000	Convertible Notes equity reserve HK$'000	Accumulated losses HK$'000	Total reserves HK$'000
As at 1 April 2004	270,774	861	241,054	–	(552,259)	(39,570)
Adjustments arising from the Capital Reduction *(Note 25(a)(i))*	–	–	66,222	–	–	66,222
Adjustments arising from share premium cancellation *(Note 25(a)(iv))*	(271,218)	–	271,218	–	–	–
Transfer to set off accumulated losses *(Note 25(a)(v))*	–	–	(549,104)	–	549,104	–
Issue of new shares *(Note 25(b))*	5,150	–	–	–	–	5,150
Share issue expenses	(197)	–	–	–	–	(197)
Loss for the year	–	–	–	–	(35,730)	(35,730)
As at 31 March 2005	4,509	861	29,390	–	(38,885)	(4,125)
Issue of new shares under the Share Subscription Agreement *(Note 2(b))*	2,800	–	–	–	–	2,800
Issue of new shares under the Share Placing Agreement *(Note 2(c))*	4,944	–	–	–	–	4,944
Share issue expenses	(167)	–	–	–	–	(167)
Equity component of Convertible Notes I *(Note 24)*	–	–	–	16,062	–	16,062
Loss for the year	–	–	–	–	(3,342)	(3,342)
As at 31 March 2006	12,086	861	29,390	16,062	(42,227)	16,172

The contributed surplus represents reserves arising from (i) the difference between the then consolidated shareholders' funds of the subsidiaries at the date on which they were acquired by the Company and the nominal amount of the Company's shares issued for the acquisition at the time of the corporate reorganization prior to the listing of the Company's shares on the Stock Exchange in 1993; and (ii) the Company's capital reorganization exercises in prior years. Under the Companies Act 1981 of Bermuda, the contributed surplus of the Company is distributable to shareholders under certain circumstances.

28. Net cash used in operating activities

	2006	**2005**
	HK$'000	*HK$'000*
Loss before taxation	(45,346)	(28,759)
Adjustments for:		
Finance costs	3,407	3,087
Interest income from bank deposits	(233)	(41)
Depreciation	1,355	1,618
Fair value loss on investments in securities	1,260	10,317
Impairment loss on property, plant and equipment	8,492	–
Impairment loss on trade and other receivables	28,087	–
Write-back of liabilities	(1,128)	(1,980)
(Gain)/Loss on disposal of property, plant and equipment	(108)	7,498
Loss on disposal of listed securities	–	494
Loss on disposal of subsidiaries	–	13
Operating cash flows before working capital changes	(4,214)	(7,753)
Inventories	6	393
Trade and other receivables	(3,935)	8,653
Trade and other payables	304	(18,121)
Cash used in operations	(7,839)	(16,828)
Interest received	233	41
Other interest paid	–	(1)
Hire-purchase interest paid	–	(35)
Interest paid on short-term borrowings	(2,009)	(3,051)
Overseas tax paid	–	(10)
Net cash used in operating activities	(9,615)	(19,884)

29. Capital commitments

As at 31 March 2006, the Group had the following capital commitments which were not provided for in the financial statements:

	2006	**2005**
	HK$'000	*HK$'000*
Authorized and contracted for in respect of		
– Acquisition of the Equipments *(Note 20)*	38,360	–

As at the balance sheet dates, the Company had no significant capital commitments.

30. Operating lease commitments

As at the balance sheet dates, the Group had commitments for future minimum leases payments under non-cancelable operating leases in respect of rented office premises which fall due as follows:

	2006	2005
	HK$'000	*HK$'000*
Within one year	63	108
In the second to fifth years inclusive	–	63
	63	171

The Company had no significant operating lease commitments as at the balance sheet dates.

31. Litigations

The Company was a defendant in a law suit brought by a supplier during the year ended 31 March 1998 claiming approximately HK$1,962,000 together with interest and costs relating to a guarantee in respect of a credit facility granted to RCR Electronics Manufacturing Limited, a former subsidiary of the Company.

The Company filed a defense in March 1999 in response to the claim and since then, the supplier has taken no further action against the Company. Since the outcome of the litigation could not be determined with reasonable certainty at this stage, no provision has been made in the financial statements.

32. Subsequent events

On 19 April 2006, the Company announced that Classictime Investments Limited, an indirect wholly-owned subsidiary of the Company, entered into a subscription agreement dated 18 April 2006 (the "JV Agreement") with Dr. Francis Choi Chee Ming ("Dr. Choi"), an associate of a connected person of the Company, for the formation of Dynamic Effort Holdings Limited, a company incorporated in the British Virgin Islands with limited liability (the "JV Co."). Pursuant to the JV Agreement, the JV Co. will be owned by Dr. Choi and the Group as to 30% and 70% respectively. The total investment of the Group in the JV Co. amounts to HK$21,000,000, representing 70% of the issued share capital of the JV Co.. The JV Co. is proposed to be renamed as "Town Health Medical Technology (China) Company Limited" (康健醫療科技(中國)有限公司) and will be engaged in the business of healthcare and medical checks in the PRC. The transaction constitutes a discloseable and connected transaction on the part of the Company under the Listing Rules, further details of which were set out in the Company's circular dated 10 May 2006. The resolutions in respect of the transaction were duly passed by the Company's shareholders at the special general meeting of the Company held on 29 May 2006.

2. INTERIM RESULTS (UNAUDITED)

Set out below is the unaudited condensed consolidated financial statements of the Group for the six months ended 30 September 2006, together with the unaudited comparative figures for the corresponding periods in 2005, which are extracted from the interim report of the Company for the six months ended 30 September 2006.

Interim report for the six months ended 30 September 2006

CONDENSED CONSOLIDATED INCOME STATEMENT

		Six months ended 30 September	
		2006	2005
		(unaudited)	(unaudited)
	Note	*HK$'000*	*HK$'000*
Turnover		566	1,698
Cost of sales		(308)	(1,458)
Gross profit		258	240
Other operating income	3	654	20
Fair value gain on financial assets at fair value through profit or loss		2,203	–
Net unrealized holding losses on other investments		–	(2,140)
Administrative expenses		(11,514)	(1,915)
Finance costs	5	(2,412)	(1,651)
Loss before taxation	4	(10,811)	(5,446)
Taxation	6	–	(8)
Loss for the period attributable to the equity holders of the Company		(10,811)	(5,454)
Dividends		–	–
Loss per share			
– Basic	7	(0.93) cents	(0.62) cents
– Diluted	7	(0.93) cents	(0.60) cents

There were no extraordinary or exceptional items during the six months ended 30 September 2005 and 2006 and no dividends were declared or paid during the six months ended 30 September 2005 and 2006.

CONDENSED CONSOLIDATED BALANCE SHEET

	Note	As at 30 September 2006 (unaudited) *HK$'000*	As at 31 March 2006 (audited) *HK$'000*
Non-current assets			
Property, plant and equipment		1.126	12
Current assets			
Trade and other receivables	*8*	66.621	22,765
Investments in securities		18,213	16.170
Pledged deposits		25.000	–
Bank balances and cash		9,796	47.202
		119.630	86,137
Less: **Current liabilities**			
Trade and other payables	*9*	4,630	5,009
Short-term borrowings – due within one year	*10*	70,014	34.993
		74,644	40,002
Net current assets		44,986	46,135
Total assets less current liabilities		46,112	46.147
Less: **Non-current liabilities**			
Convertible Notes I		46,050	44,274
Net assets		62	1,873
Capital and reserves			
Share capital	*11*	11,595	11,595
Reserves		(20.533)	(9,722)
Equity attributable to the equity holders of the Company		(8.938)	1,873
Minority interests		9,000	–
		62	1.873

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to the equity holders of the Company							
	Share capital *HK$'000*	Share premium account *HK$'000*	Capital redemption reserve *HK$'000*	Translation reserve *HK$'000*	Convertible Notes reserve *HK$'000*	Accumulated deficit *HK$'000*	Minority Interests *HK$'000*	Total equity *HK$'000*
As at 1 April 2005	8,829	4,509	861	–	–	6,613	–	20,812
Loss for the period	–	–	–	–	–	(5,454)	–	(5,454)
As at 30 September 2005	8,829	4,509	861	–	–	1,159	–	15,358
Issue of new shares under the Share Subscription Agreement	1,000	2,800	–	–	–	–	–	3,800
Issue of new shares under the Share Placing Agreement	1,766	4,944	–	–	–	–	–	6,710
Share issue expenses	–	(167)	–	–	–	–	–	(167)
Exchange difference on translation of foreign operations	–	–	–	2	–	–	–	2
Equity component of Convertible Notes I	–	–	–	–	16,062	–	–	16,062
Loss for the period	–	–	–	–	–	(39,892)	–	(39,892)
As at 31 March 2006 and 1 April 2006	**11,595**	**12,086**	**861**	**2**	**16,062**	**(38,733)**	**–**	**1,873**
Formation of a new JV	–	–	–	–	–	–	9,000	9,000
Loss for the period	–	–	–	–	–	(10,811)	–	(10,811)
As at 30 September 2006	11,595	12,086	861	2	16,062	(49,544)	9,000	62

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Six months ended 30 September	
	2006	**2005**
	(unaudited)	(unaudited)
	HK$'000	*HK$'000*
Net cash (used in)/generated from operating activities	(14,933)	11,301
Net cash used in investing activities	(66,494)	–
Net cash generated from/(used in) financing activities	40,591	(12,601)
Decrease in cash and cash equivalents	(40,836)	(1,300)
Cash and cash equivalents at beginning of the year	47,202	2,146
Cash and cash equivalents at end of the year	6,366	846
Analysis of the balances of cash and cash equivalents		
Bank balances and cash	9,796	846
Bank overdraft	(3,430)	–
	6,366	846

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The principal accounting policies adopted in preparing these condensed consolidated financial statements are consistent with those followed in the Group's annual consolidated financial statements for the year ended 31 March 2006.

2. TURNOVER AND SEGMENT INFORMATION

(a) Business segments

Business segments	Provision of healthcare and medical checks services		Manufacturing and sales of garment		Trading of securities		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
TURNOVER	566	-	-	1,698	-	-	566	1,698
RESULTS								
Segment results	(9,012)	-	-	240	2,203	(2,140)	(6,809)	(1,900)
Unallocated corporate income and expenses							(1,590)	(1,895)
Finance costs							(2,412)	(1,651)
Loss before taxation							(10,811)	(5,446)
Taxation							-	(8)
Loss for the period							(10,811)	(5,454)

(b) Geographical segments

The Group's operations are located in the PRC including Hong Kong and Macau and its turnover is substantially derived in the PRC including Hong Kong and Macau. Accordingly, no analysis by geographical segment is presented.

3. OTHER OPERATING INCOME

	Six months ended 30 September 2006 HK$'000	2005 HK$'000
Interest income from bank deposits	654	–
Sundry income	–	20
	654	20

4. LOSS BEFORE TAXATION

	Six months ended 30 September 2006 HK$'000	2005 HK$'000
Loss before taxation has been arrived at after charging:		
Depreciation of property, plant and equipment	14	508
Provision for doubtful debts	–	518

5. FINANCE COSTS

	Six months ended 30 September 2006 HK$'000	2005 HK$'000
Interest on short-term bank loans wholly repayable within five years	336	1,651
Interest on Convertible Notes I wholly repayable within five years	2,076	–
	2,412	1,651

6. TAXATION

No provision for Hong Kong profits tax has been made in the financial statements as the companies operating in Hong Kong did not have any assessable profits arising in Hong Kong for both the current and prior periods. Taxation on overseas profits has been calculated on the estimated assessable profits for the period at the rates of taxation prevailing in the countries in which the Group operates.

No deferred tax liabilities have been recognized in the financial statements as the Group and the Company did not have material temporary differences as at 30 September 2006 and 2005.

7. LOSS PER SHARE

The calculation of basic loss per share attributable to the equity holders of the Company is based on the loss for the period attributable to the equity holders of the Company of approximately HK$10,811,000 (2005: HK$5,454,000) and on the weighted average number of ordinary shares of approximately 1,159,516,853 (2005:882,936,853).

For the period ended 30 September 2005, diluted loss per share is based on 901,594,493 ordinary shares which is the weighted average number of ordinary shares outstanding during the period, as adjusted for the effects of the vested options outstanding during the period.

For the period ended 30 September 2006, the computation of diluted loss per share did not assume the exercise of the Company's potential ordinary shares granted under the Company's share option scheme and the conversion rights attached to the Convertible Notes I since their exercises would result in a reduction in loss per share.

8. TRADE AND OTHER RECEIVABLES

	As at 30 September 2006 *HK$'000*	As at 31 March 2006 *HK$'000*
Trade receivables, 0 – 60 days	124	–
Other receivables	66,497	22,765
	66,621	22,765

9. TRADE AND OTHER PAYABLES

	As at 30 September 2006 *HK$'000*	As at 31 March 2006 *HK$'000*
Trade payables, with aged analysis:		
0 – 60 days	59	–
61 – 90 days	–	60
Over 90 days	1,105	1,045
	1,164	1,105
Other payables	3,466	3,904
	4,630	5,009

10. SHORT-TERM BORROWINGS

	As at 30 September 2006 *HK$'000*	As at 31 March 2006 *HK$'000*
Bank overdraft	3,430	–
Bank loans	66,344	34,753
Other loan	240	240
	70,014	34,993
Analyzed as:		
Secured	35,021	–
Unsecured	34,993	34,993
	70,014	34,993

11. SHARE CAPITAL

	As at 30 September 2006 *HK$'000*	As at 31 March 2006 *HK$'000*
Authorized:		
30,000,000,000 ordinary shares of HK$0.01 each	300,000	300,000
Issued and fully paid:		
1,159,516,853 ordinary shares of HK$0.01 each	11,595	11,595

3. STATEMENT OF INDEDTEDNESS

Borrowings

As at the close of business on 31 March 2007, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the HKHC Group had outstanding borrowings of approximately HK$126.8 million, comprising the following:

(i) The convertible notes with a principal amount of HK$60 million (the "TA Convertible Bond") issued by HKHC on 23 February 2006 to Top Act. The TA Convertible Bond bear interest at 1% per annum payable half yearly in arrears. The maturity date of the TA Convertible Bond is the date falling on the fourth anniversary of the date of issue of the TA Convertible Bond. Any unredeemed and unconverted TA Convertible Bond will be redeemed at 100% of the outstanding principal amount together with any accrued interest in cash;

(ii) Secured bank borrowings of approximately HK$30.7 million, comprising an instalment loan of approximately HK$20.7 million and a revolving loan of HK$10.0 million. The secured bank borrowings are secured by a fixed charge on the newly acquired machines during the year ended 31 March 2007 of the HKHC Group, a charge over fixed deposits and a corporate guarantee executed by HKHC; and

(iii) Unsecured bank borrowings of approximately HK$36.1 million which are denominated in Chinese Renminbi and are repayable on demand or within one year.

Disclaimer

Save as aforesaid and the litigation as disclosed under the paragraph headed "Litigation" in appendix II to this circular and apart from intra-group liabilities and normal trade payables, as at the close of business on 31 March 2007, the HKHC Group did not have any debt securities issued and outstanding or agreed to be issued, bank overdrafts, loans or other similar indebtedness, liabilities under acceptance or acceptance credits, debentures, mortgages, charges, hire purchase or finance lease commitments, guarantees or other material contingent liabilities.

4. AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2005

The Company's auditors have issued a qualified opinion arising from limitation of audit scope and included a paragraph describing the fundamental uncertainties relating to the going concern basis for preparing the Group's financial statements for the year ended 31 March 2005.

HLB 國衛會計師事務所
Hodgson Impey Cheng

31/F, Gloucester Tower
The Landmark
11 Pedder Street
Central
Hong Kong

Chartered Accountants
Certified Public Accountants

TO THE SHAREHOLDERS OF
STARBOW HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 15 to 54 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 90 of the Companies Act 1981 of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and the Company's circumstances, consistently applied and adequately disclosed.

We planned our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. However, the evidence available to us was limited as follows:

RECOVERABILITY OF OTHER RECEIVABLES

Included in other debtors, deposits and prepayments in the Group's consolidated balance sheet as at 31 March 2005 is an amount due from a debtor of approximately HK$41,005,000, further details of which are disclosed in Note 17 to the financial statements. The debtor agreed that

the balance would be settled in full by 31 December 2005. However, we have been unable to obtain reliable information to assess the financial position of this debtor. Accordingly, we have been unable to obtain sufficient audit evidence either to ascertain if this debt can be recovered in full, or to determine the amount of provision, if any, required to be reflected in the financial statements.

Any adjustments that might have been found to be necessary in respect of the matter set out above would have a consequential impact on the net loss of the Group for the year ended 31 March 2005, the net assets of the Group as at 31 March 2005, and on the classification of such items and their related disclosures in the financial statements as at and for the year ended 31 March 2005.

In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

FUNDAMENTAL UNCERTAINTIES RELATING TO THE GOING CONCERN BASIS

In forming our opinion, we have considered the adequacy of the disclosures made in Note 1 to the financial statements concerning the adoption of the going concern basis on which the financial statements have been prepared. As explained in Note 1 to the financial statements, the validity of the going concern basis depends upon the Group's ability to raise additional equity funding from the Company's existing and/ or new shareholders, the Group's success in recovering its outstanding trade and other receivables, the continuing financial support from the Group's bankers and other providers of finance, the successful attainment of profitable and positive cash flow operations and the successful outcome of the implementation of the other measures noted above. The financial statements do not include any adjustments that might be necessary if these measures were not to be successful or insufficient, or if the going concern basis were not to be appropriate and/ or the financial support mentioned above would be withdrawn. We consider that appropriate disclosures have been made and our opinion is not qualified in this respect.

QUALIFIED OPINION ARISING FROM LIMITATION OF AUDIT SCOPE

Except for any adjustments that might have been found to be necessary had we been able to obtain sufficient evidence concerning the recoverability of the amount due from the debtor as referred to above, in our opinion the financial statements give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2005 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

In respect alone of the limitation on our work relating to the amount due from the debtor as referred to above, we have not obtained all the information and explanations that we considered necessary for the purpose of our audit.

HLB Hodgson Impey Cheng
Chartered Accountants
Certified Public Accountants

Hong Kong, 26 July 2005

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Takeovers Code and the Listing Rules for the purpose of giving information with regard to HKHC.

The HKHC Directors collectively and individually accept full responsibility for the accuracy of the information (other than those relating to Town Health) contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions (other than those relating to Town Health) expressed in this circular have been arrived at after due and careful consideration and there are no other facts (other than those relating to Town Health) not contained in this circular the omission of which would make any statement in this circular misleading.

The Town Health Directors collectively and individually accept full responsibility for the accuracy of the information (other than those relating to HKHC) contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions (other than those relating to HKHC) expressed in this circular have been arrived at after due and careful consideration and there are no other facts (other than those relating to HKHC) not contained in this circular the omission of which would make any statement in this circular misleading.

2. SHARE CAPITAL

(1) Authorised and issued share capital of HKHC

The authorised and issued share capital of HKHC as at the Latest Practicable Date were as follows :

Authorised:		*HK$*
30,000,000,000	HKHC Shares	300,000,000
Issued and fully paid or credited as fully paid:		
2,849,771,468	HKHC Shares as at the Latest Practicable Date	28,497,715
560,000,000	HKHC Shares to be issued under the Tranche II Placing Agreement	5,600,000
1,463,414,634	HKHC Shares to be issued upon exercise of the conversion rights under the TA Convertible Bond in full	14,634,146
1,000,000,000	HKHC Shares to be issued upon exercise of the conversion rights under the Convertible Bonds I in full	10,000,000
2,000,000,000	HKHC Shares to be issued upon exercise of the conversion rights under the Convertible Bond II in full	20,000,000
7,873,186,102		78,731,861

All existing HKHC Shares rank equally in all respects, including capital, dividends and voting rights. The HKHC Shares in issue are listed on the Stock Exchange.

Since 31 March 2006, being the end of the last financial year of HKHC, and up to the Latest Practicable Date, a total of 1,690,254,615 HKHC Shares have been issued.

Save as disclosed above, no share or loan capital of HKHC or any member of the HKHC Group has been put under option or agreed conditionally or unconditionally to be put under option and no warrant, derivative or conversion right affecting the HKHC Share has been issued or granted or agreed conditionally, or unconditionally to be issued or granted.

3. DISCLOSURE OF INTERESTS

(a) Directors' interests and short position in the securities of HKHC and its associated corporations

As at the Latest Practicable Date, the interests and short positions of the HKHC Directors and chief executive of HKHC in the shares, underlying shares (including options, warrants, derivatives or securities convertible into shares) or debentures of HKHC or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to HKHC and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register maintained by HKHC referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in the Listing Rules, to be notified to HKHC and the Stock Exchange, or which were required to be disclosed in this circular pursuant to the requirements of the Takeovers Code, were as follows:

Long positions in HKHKC Shares

	Number of HKHC Shares held, capacity and nature of interest					
Name of Director	**Personal Interest**	**Family Interest**	**Corporate Interest**	**Other Interest**	**Total**	**Approximate percentage of the issued share capital of HKHC as at the Latest Practicable Date**
Miss Choi Ka Yee, Crystal	–	–	100,000,000 *(Note)*	–	100,000,000	3.51%

Note: Miss Choi Ka Yee, Crystal is taken to be interested in those HKHC Shares in which Central View International Limited, a company wholly and beneficially owned by her, is interested.

Save as disclosed above, as at the Latest Practicable Date, none of the HKHC Directors or chief executive of HKHC had any interest or short position in the shares, underlying shares (including options, warrants, derivatives or securities convertible into shares) or debentures of HKHC or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to HKHC and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions he/she was taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register maintained by HKHC referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listing Issuers in the Listing Rules, to be notified to HKHC and the Stock Exchange or which were required to be disclosed in this circular pursuant to the requirements of the Takeovers Code.

(b) Persons who have an interest or short position in the shares or underlying shares of HKHC which is discloseable under Divisions 2 and 3 of Part XV of the SFO and substantial shareholders of HKHC

Save as disclosed below, as at the Latest Practicable Date, none of the HKHC Directors or chief executive knew of any person (not being a HKHC Director or chief executive of HKHC) who had an interests or short position in HKHC Shares or underlying Shares which would fall to be disclosed to HKHC under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the HKHC Group or held any option in respect of such capital.

Name of Shareholder	Interest in HKHC Shares or underlying shares *(Note 1)*	Approximate percentage of the issued share capital
Broad Idea International Limited *(Note 3)*	3,463,414,634 (L)	121.53 (L)
Mr. Cho Kwai Chee *(Note 3)*	3,463,414,634 (L)	121.53 (L)
Dr. Choi *(Note 3)*	3,463,414,634 (L)	121.53 (L)
Top Act *(Note 2)*	3,463,414,634 (L)	121.53 (L)
Town Health (BVI) Limited *(Note 2)*	3,463,414,634 (L)	121.53 (L)
Town Health International Holdings Company Limited *(Note 2)*	3,463,414,634 (L)	121.53 (L)
Kingston Securities Limited *(Note 4)*	560,000,000 (L)	19.65 (L)
Chu Yuet Wah *(Note 4)*	560,000,000 (L)	19.65 (L)
Ma Siu Fong *(Note 4)*	560,000,000 (L)	19.65 (L)

Notes:

1. The interest is a long position in HKHC Shares.

2. Town Health, through its wholly-owned subsidiary, Town Health (BVI) Limited, is taken to be interested in the underlying HKHC Shares in relation to the TA Convertible Bond and the Convertible Bond II in which Top Act, a wholly-owned subsidiary of Town Health (BVI) Limited, holds an interest.

3. Dr. Choi and Mr. Cho Kwai Chee own 49.9% and 50.1% beneficial interest in Broad Idea International Limited respectively. Broad Idea International Limited holds 49.65% of the issued share capital of Town Health. Dr. Choi and Mr. Cho Kwai Chee are therefore taken to be interested in the underlying HKHC Shares in which Top Act has an interest under the SFO.

4. The 560,000,000 HKHC Shares represent the number of HKHC Shares fully underwritten by Kingston Securities Limited in connection with the Tranche II Placing. Both Chu Yuet Wah and Ma Siu Fong are taken to be interested in the underlying HKHC Shares in which Kingston Securities Limited holds an interest.

4. ADDITIONAL DISCLOSURE OF INTEREST AND DEALINGS IN SECURITIES

(1) As at the Latest Practicable Date, save as disclosed in the section headed "Disclosure of interests" above and save for the TA Convertible Bond and the Convertible Bond II as may be issued under the Option Agreement, none of Town Health, Top Act, Dr. Cho Kwai Chee, Dr. Choi and Miss Choi Ka Yee, Crystal nor their respective parties acting in concert held any shares, options, warrants, derivatives and securities convertible into HKHC Shares nor had they dealt for value in the shares, options, warrants, derivatives and securities convertible into HKHC Shares during the Relevant Period.

(2) Save for the TA Convertible Bond and the Option Agreement, none of the directors of Town Health and Top Act held any shares, options, warrants, derivatives and securities convertible into HKHC Shares as at the Latest Practicable Date nor had they dealt for value in the shares, options, warrants, derivatives and securities convertible into HKHC Shares during the Relevant Period.

(3) As at the Latest Practicable Date, no person had irrevocably committed themselves to vote for or against the resolutions to be proposed at the HKHC SGM to approve the Grant of Option and the Whitewash Waiver.

(4) As at the Latest Practicable Date, no arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code exists between Town Health, Top Act, Dr. Cho Kwai Chee, Dr. Choi and Miss Choi Ka Yee, Crystal or any of their respective parties acting in concert, and any other person.

(5) As at the Latest Practicable Date, no agreement, arrangement or understanding (including any compensation arrangement) exists between (i) Town Health, Top Act, Dr. Cho Kwai Chee, Dr. Choi and Miss Choi Ka Yee, Crystal or any of their respective parties acting in concert; and (ii) any of HKHC Directors, recent of HKHC Directors, HKHC Shareholders or recent HKHC Shareholders having any connection with or dependence upon the Grant of Option and the Whitewash Waiver.

(6) As at the Latest Practicable Date, HKHC did not have any interest in the shares, options, warrants, derivatives and securities convertible into shares of Town Health and Top Act and had no dealings in the shares, options, warrants, derivatives and securities convertible into shares of Town Health and Top Act during the Relevant Period.

(7) As at the Latest Practicable Date, save as disclosed in the section headed "Disclosure of interests" above and Dr. Fung Yiu Tong, Bennet (being both HKHC Director and Town Health Director) having about 0.05% shareholding in Town Health, none of HKHC Directors had any interest in the shares, options, warrants, derivatives and securities convertible into HKHC Shares or had any interest in the shares, options, warrants, derivatives and securities convertible into shares of Town Health and Top Act. No HKHC Directors have expressed any intention to vote for or against the resolutions to be proposed at the HKHC SGM to approve the Grant of Option and the Whitewash Waiver.

(8) None of HKHC Directors had dealt for value in the shares, options, warrants, derivatives and securities convertible into shares of HKHC or Town Health and Top Act during the Relevant Period.

(9) As at the Latest Practicable Date, none of (i) the subsidiaries of HKHC; (ii) the pension fund of HKHC or of any of its subsidiaries; nor (iii) any adviser to HKHC (as specified in class (2) of the definition of "associate" under the Takeovers Code), had any interest in the securities of HKHC and/or had dealt in the shares, options, warrants, derivatives and securities convertible into HKHC Shares during the Relevant Period.

(10) As at the Latest Practicable Date, no person had any arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code with HKHC or with any person who is an associate of HKHC by virtue of classes (1), (2), (3) and (4) of the definition of associate under the Takeovers Code.

(11) As at the Latest Practicable Date, no shares, options, warrants, derivatives and securities convertible into HKHC Shares were managed on a discretionary basis by any fund managers connected with HKHC, nor did any such fund managers deal in any shares, options, warrants, derivatives and securities convertible into HKHC Shares during the Relevant Period.

(12) As at the Latest Practicable Date, there was no agreement or arrangement between any of HKHC Directors and any other person which is conditional or dependent on completion of or otherwise connected with the Grant of Option and the Whitewash Waiver.

(13) As at the Latest Practicable Date, no benefit has been given or will be given to any of HKHC Directors as compensation for loss of office or otherwise in connection with the (i) Grant of Option; and (ii) Whitewash Waiver.

(14) As at the Latest Practicable Date, save for the Service Agreement (as defined in the section headed "Material contracts" below), there was no material contract entered into by Town Health and its parties acting in concert in which any of HKHC Directors has a material personal interest.

(15) Save for the First Tenancy Agreement, Second Tenancy Agreements, the Services Agreement (as such terms are defined in the section headed "Material contracts" below), the JV Agreement, the Option Agreement and the SP Agreement, as at the Latest Practicable Date, none of the HKHC Directors is materially interested in contract or arrangement subsisting which is significant in relation to the business of the HKHC Group.

(16) As at the Latest Practicable Date, none of HKHC Directors and their respective associates was interested in any business, apart from the HKHC Group's business, which competes or is likely to compete, either directly or indirectly, with the HKHC Group's business.

5. MATERIAL CHANGE

As at the Latest Practicable Date, the HKHC Directors were not aware of any material change in the financial or trading position or outlook of the HKHC Group since 31 March 2006, being the date to which the latest published audited consolidated financial statements of the HKHC Group were made up.

6. LITIGATION

HKHC was a defendant in a law suit brought by a supplier in December 1998 claiming for a principal sum of approximately HK$1,962,000 together with interest and costs thereon relating to a guarantee in respect of a credit facility granted to RCR Electronics Manufacturing Limited, a former subsidiary of HKHC. HKHC filed a defence in March 1999 in response to the claim and since then, the supplier has taken no further action against HKHC. Since the outcome of the litigation could not be determined with reasonable certainty at this stage, no provision has been made in the financial statements of the HKHC Group.

Save as disclosed above, neither HKHC nor any other member of the HKHC Group is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the HKHC Directors to be pending or threatened by or against HKHC or any other member of the HKHC Group as at the Latest Practicable Date.

7. HKHC DIRECTORS' SERVICE CONTRACTS

As at the Latest Practicable Date, no HKHC Director has any service contract with HKHC or any of its subsidiaries or associated companies in force which have been entered into or amended within 6 months before the date of the Announcement; or which are continuous contract with a notice period of 12 months or more; or which are fixed term contracts with more than 12 months to run. None of the HKHC Directors' aggregate remuneration and benefits in kind receivable will be varied as a result of the Grant of Option.

8. MATERIAL CONTRACTS

Save as disclosed below, there are no material contracts (other than contracts entered into in the ordinary course of business carried on or intended to be carried on by the HKHC Group) which have been entered into by HKHC or its subsidiaries within two years immediately preceding the date of the Announcement and up to the Latest Practicable Date:

(a) a subscription agreement dated 9 December 2005 and entered into between HKHC and Top Act in relation to the issue of the TA Convertible Bond, further details of which are set out in the announcement of HKHC dated 9 December 2005;

(b) a subscription agreement dated 9 December 2005 and entered into between HKHC and Central View International Limited in relation to the subscription of 100,000,000 Shares by Central View International Limited at a price of HK$0.038 per HKHC Share, further details of which are set out in the announcement of HKHC dated 9 December 2005;

(c) a placing agreement dated 9 December 2005 and entered into between HKHC and the Placing Agent in relation to a placing of convertible bonds up to a maximum principal amount of HK$60,000,000 to independent investors at a price of HK0.041 per HKHC Share, further details of which are set out in the announcement of HKHC dated 9 December 2005;

(d) a placing agreement dated 9 December 2005 entered into between HKHC and the Placing Agent in relation to a placing of 176,580,000 HKHC Shares, on a best effort basis, at a price of HK$0.038 per HKHC Share to independent investors, further details of which are set out in the announcement of HKHC dated 9 December 2005;

(e) the purchasing agreement dated 23 March 2006 entered into between HKHC and an independent third party in relation to the acquisition of the equipments, further details of which are set out in the announcement of HKHC dated 24 March 2006;

(f) the tenancy agreement (the "**First Tenancy Agreement**") dated 29 March 2006 (as supplemented by a supplemental tenancy agreement dated 26 April 2006), entered into between Hong Kong Health Check Centre Limited and Majestic Centre Limited regarding the leasing of the whole floor of basement 2 of Majestic Centre, 348 Nathan Road, Kowloon, Hong Kong, further details of which are set out in the announcement dated 26 April 2006;

(g) the joint venture agreement (the "**JV Agreement**") entered into on 18 April 2006 between Dr. Choi and Classictime Investments Limited, an indirect wholly-owned subsidiary of HKHC, in relation to the formation of the joint venture company, further details of which are set out in the announcement of HKHC dated 19 April 2006;

(h) the services agreement (the "**Service Agreement**") dated 7 August 2006 entered into between Town Health and HKHC in relation to the services to be provided by Town Health to HKHC, further details of which are set out in the announcement of HKHC dated 7 August 2006;

(i) the sale and purchase agreement dated 17 October 2006, entered into between HKHC and BUPA Health Care Hong Kong Limited and Double Court Company Limited in relation to acquisition of Polyray Technology Limited, which was owned as to 50% by BUPA Health Care Hong Kong Limited and as to 50% by Double Court Company Limited, further details of which are set out in the announcement of HKHC dated 24 October 2006;

(j) the sale and purchase agreement dated 17 October 2006, entered into between HKHC and Double Court Company Limited and Polyray Technology Limited in relation to acquisition of Polylight Technology Limited, which was owned as to 50% by Double Court Company Limited and as to 50% by Polyray Technology Limited, further details of which are set out in the announcement of HKHC dated 24 October 2006;

(k) the subscription letter dated 8 November 2006 and signed by Hong Kong Health Check Centre Limited, a wholly owned subsidiary of HKHC, to subscribe for a total of 700 shares in the capital of International Health Decoding Group Limited in cash at a total sum of HK$7,000,000, further details of which are set out in the announcement of HKHC dated 8 November 2006;

(l) the service agreement dated 16 January 2007 and made between Hong Kong Health Check and Medical Diagnostic Centre Limited, a wholly owned subsidiary of HKHC, and China Health Care Travel Service Limited pursuant to which China Health Care Travel Service Limited is appointed, at an administration fee based on the turnover derived with share option, for the promotion of, and referral of customers for the health check business of the HKHC Group, further details of which are set out in the announcement of HKHC dated 16 January 2007;

(m) the two tenancy agreements (the "**Second Tenancy Agreements**") both dated 12 February 2007 and entered into between Hong Kong Health Check and Medical Diagnostic Centre Limited and Majestic Centre Limited regarding the leasing of the lower ground floor 1 and the upper ground floor of Majestic Centre, 348 Nathan Road, Kowloon, Hong Kong for a term of not more than 36 months, further details of which are set out in the announcement of HKHC dated 13 February 2007;

(n) the purchase agreement dated 14 March 2007 and entered into between Polylight Technology Limited and Siemens Limited for the purchase of one set new Siemens MAGNETOM Symphony, Power-class including accessories at HK$9,800,000, further details of which was set out in the announcement of HKHC dated 19 March 2007;

(o) the placing agreement dated 29 March 2007 and entered into between HKHC and the Placing Agent for the placing of 220,000,000 HKHC Shares at HK$0.19 each, further details of which are set out in the Announcement;

(p) the Tranche II Placing Agreement and its supplemental agreement dated 25 May 2007;

(q) the CB Placing Agreement and its supplemental agreement dated 25 May 2007;

(r) the Option Agreement and its supplemental agreement dated 25 May 2007; and

(s) the SP Agreement.

9. EXPERT'S QUALIFICATION AND CONSENT

The following is the qualification of the expert who has provided its advice contained in this circular:

Name	Qualification
Partners Capital	A licensed corporation to carry out types 1 (dealing in securities) and 6 (advising on corporate finance) of the regulated activities under SFO

Partners Capital has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and the reference to its name in the form and context in which it appears.

As at the Latest Practicable Date, Partners Capital was not interested beneficially or otherwise in shares, options, warrants, derivatives and securities convertible into shares of HKHC or its subsidiaries or associated companies and did not have any right, whether legally enforceable or not, or option to subscribe for or to nominate persons to subscribe for any HKHC Shares or shares in any of HKHC's subsidiaries or associated companies nor did it have any interest, either direct or indirect, in any assets which have been, since the date to which the latest published audited accounts of the HKHC Group were made up, acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the HKHC Group.

10. MARKET PRICES

(a) The highest and lowest closing prices of the HKHC Shares as quoted on the Stock Exchange during the Relevant Period were respectively HK$0.43 on 16 May 2007 and HK$0.102 on 29 December 2006.

(b) The table below sets out the closing prices of the HKHC Shares on the Stock Exchange on the last trading day of each of the six calendar months during the Relevant Period:

	Closing price *(HK$)*
31 October 2006	0.123
30 November 2006	0.126
31 December 2006	0.104
31 January 2007	0.118
28 February 2007	0.127
23 March 2007	0.226
30 April 2007	0.410

(c) The closing price of the HKHC Shares on the Stock Exchange on 23 March 2007, being the last day on which the Shares were traded before the suspension of trading on 26 March 2007 at the request of HKHC, was HK$0.226.

(d) The closing price of the HKHC Shares on the Stock Exchange on the Latest Practicable Date was HK$0.415.

11. MISCELLANEOUS

(a) There was no (i) voting trust or other agreement or arrangement or understanding entered into by or binding upon Miss Choi Ka Yee and her concert parties; or (ii) obligation or entitlement whereby Miss Choi Ka Yee, Crystal and her concert parties had or might have temporarily or permanently passed control over the exercise of the voting rights in respect of their HKHC Shares to a third party, either generally or on a case-by-case basis as at the Latest Practicable Date.

(b) There is no discrepancy between the beneficial shareholder interest of Miss Choi Ka Yee, Crystal and her concert parties in the Company as disclosed in this circular and the numbers of HKHC Shares in respect of which it will control or will be entitled to exercise control over the voting rights at the HKHC SGM.

(c) The registered office of HKHC is at Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

(d) The registered office of Town Health is at Ugland House, P.O. Box 309 George Town, Grand Cayman, Cayman Islands, British West Indies and its head office and principal place of business is at Shop No. 37, Level 3, Hilton Plaza Commercial Centre, 3-9 Shatin Centre Street, Shatin, N.T., Hong Kong.

(e) The registered address of Top Act is at the offices of Offshore Incorporations Limited, P.O. Box 857, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and the correspondence address of Top Act is at Flat 2C, La Noblesse, 34-36 Oxford Road, Kowloon Tong, Kowloon, Hong Kong. The correspondence address of Dr. Cho Kwai Chee, Dr. Choi and Miss Choi Ka Yee, Crystal is at Shop No. 37, Level 3, Hilton Plaza Commercial Centre, 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong.

(f) The Town Health Directors comprise Miss Choi Ka Yee, Crystal, Dr. Cho Kwai Chee, Mr. Cho Kwai Yee, Kevin, Dr. Fung Yiu Tong, Bennet, Dr. Choi, Mr. Chan Kam Chiu, Mr. Wai Kwok Hung and Mr. Ho Kwok Wah, George.

(g) None of HKHC Directors, Partners Capital and HLB Hodgson Impey Cheng had any direct or indirect interest in any assets which, since 31 March 2006, the date to which the latest published audited consolidated accounts of HKHC Group were made up, have been acquired or disposed of by or leased to any member of HKHC Group, or are proposed to be acquired or disposed of by or leased to any member of HKHC Group.

(h) The branch share registrar and transfer office of HKHC in Hong Kong is Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong.

(i) The principal place of business of HKHC in Hong Kong is at Shop 2B and 2C, Level 1, Hilton Plaza Commercial Centre, 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong.

(j) The principal place of business of Kingston Securities Limited and Kingston Corporate Finance Limited is at Suite 2801, 28th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong.

(k) The principal place of business of Partners Capital in Hong Kong is at Room 3906, 39th Floor, COSCO Tower, 183 Queen's Road, Central, Hong Kong.

(l) The company secretary and qualified accountant of HKHC is Mr. Siu Kam Chau who is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accounts. He is also a certified public accountant (practising).

(m) The English text of this circular and the accompanying form of proxy shall prevail over their respective Chinese text, in the case of inconsistency.

12. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours from 9:00 a.m. to 1:00 p.m. and 2:00 p.m. to 5:00 p.m. on any weekday (except Saturdays and public holidays) at the head office and principal place of business of HKHC in Hong Kong at Shop 2B and 2C, Level 1, Hilton Plaza Commercial Centre, 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong, and will also be available for inspection at the website of the SFC at www.sfc.hk and the website of HKHC at www.hkhclh.com from the date of this circular, up to and including the date of the HKHC SGM:

(a) the memorandum of association and the Bye-Laws of HKHC;

(b) the annual reports of HKHC for each of the two years ended 31 March 2006;

(c) the interim report of HKHC for the period ended 30 September 2006;

(d) the letter from the Independent Board Committee;

(e) the letter from Partners Capital, the text of which is set out on pages 30 to 53 of this circular;

(f) the material contracts referred to in the section headed "Material contracts" in this appendix;

(g) the written consent referred to in the section headed "Expert's qualification and consent" in this appendix; and

(h) this circular.

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*
(Incorporated in Bermuda with limited liability)
(Stock Code: 397)

NOTICE IS HEREBY GIVEN THAT the special general meeting (the "**Meeting**") of Hong Kong Health Check and Laboratory Holdings Company Limited (the "**Company**") will be held at Shop No. 1A-1C, Level 1, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong at 8:00 a.m. on Wednesday, 13 June 2007 for the purpose of considering and, if thought fit, passing the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

1. **"THAT:**

(a) the placing agreement (the "**Shares Placing Agreement**") entered into between the Company and Kingston Securities Limited dated 29 March 2007 in relation to the placing of 560,000,000 shares (each a "**Share**") of HK$0.01 each in the share capital of the Company, a copy of which is produced to the Meeting marked "A" and signed by the chairman of the Meeting for the purpose of identification, and the transactions contemplated thereunder be and are hereby approved, confirmed and ratified;

(b) the allotment and issue of the 560,000,000 Shares pursuant to the terms and conditions of the Shares Placing Agreement be hereby approved; and

(c) any one director (the "Director") of the Company be and is hereby authorised to do all such things and acts as he/she may in his/her discretion consider necessary or desirable for the purpose of or in connection with the implementation of the Shares Placing Agreement and all transactions contemplated thereunder.

2. **"THAT:**

(a) the placing agreement (the "**CB Placing Agreement**") entered into between the Company and Kingston Securities Limited dated 29 March 2007 in relation to the placing of convertible bonds (the "**Convertible Bonds I**") up to an aggregate principal amount of HK$250 million with right to convert into the Shares at HK$0.25 per Share, a copy of which is produced to the Meeting marked "B" and signed by the Chairman of the Meeting for the purpose of identification, and the transactions contemplated thereunder be and are hereby approved, confirmed and ratified;

(b) the issue of the Convertible Bonds I and the allotment and issue of the Shares upon the exercise of the conversion rights attaching to the Convertible Bonds I pursuant to the terms and conditions of the CB Placing Agreement be hereby approved; and

(c) any one Director be and is hereby authorised to do all such things and acts as he/she may in his/her discretion consider necessary or desirable for the purpose of or in connection with the implementation of the CB Placing Agreement and all transactions contemplated thereunder.

3. "THAT:

(a) the option agreement (the "**Option Agreement**") entered into between the Company and Top Act Group Limited (the "**Subscriber**") dated 29 March 2007 in relation to the grant of option to the Subscriber for the issue of convertible bonds (the "**Convertible Bonds II**") by the Company up to an aggregate principal amount of HK$500 million with right to convert into the Shares at HK$0.25 per Share, a copy of which is produced to the Meeting marked "C" and signed by the Chairman of the Meeting for the purpose of identification, and the transactions contemplated thereunder be and are hereby approved, confirmed and ratified;

(b) the issue of the Convertible Bond II and the allotment and issue of the Shares upon the exercise of the conversion rights attaching to the Convertible Bond II pursuant to the terms and conditions of the Option Agreement be hereby approved; and

(c) any one Director be and is hereby authorised to do all such things and acts as he/she may in his/her discretion consider necessary or desirable for the purpose of or in connection with the implementation of the Option Agreement and all transactions contemplated thereunder.

4. "**THAT** subject to and conditional upon the passing of the ordinary resolution number 3 above, the waiver ("**Whitewash Waiver**") granted or to be granted by the executive director ("**Executive**") of the Corporate Finance Division of the Securities and Futures Commission of Hong Kong (or any delegate of the Executive) in accordance with Note 1 on Dispensations from Rule 26 of the Hong Kong Code on Takeovers and Mergers in respect of the obligation of the Subscriber and parties acting in concert with it to make a mandatory general offer to the shareholders of the Company for the issued Shares not already owned or agreed to be acquired by the Subscriber and parties acting in concert with it as a result of any allotment and issue of Shares to the Subscriber upon exercise of the conversion rights attaching to the Convertible Bond II be and is hereby approved and that any Director be and is hereby authorised to do all things and acts and sign all documents which he/she may consider desirable or expedient to implement and/or give effect to any matters relating to or in connection with the Whitewash Waiver."

5. "**THAT** subject to and conditional upon the granting by the Listing Committee of The Stock Exchange of Hong Kong Limited of, the listing of and permission to deal in, the Shares to be issued pursuant to the exercise of options granted under the refreshed scheme mandate limit (the "Scheme Mandate Limit") of the share option scheme adopted by the Company on 17 November 2003 in the manner as set out in paragraph (a) of this resolution below.

   (a) the refreshment of the Scheme Mandate Limit of up to 10% of the Shares in issue as at the date of passing this resolution be and is hereby approved; and

   (b) any one Director be and is hereby authorised to do all such acts and things and execute all such documents, including under seal where applicable, as they consider necessary or expedient to give effect to the foregoing arrangement."

By Order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Fung Yiu Tong, Bennet
Chairman

Hong Kong, 28 May 2007

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal place of business in Hong Kong:
Shop 2B and 2C, Level 1
Hilton Plaza Commercial Centre
3-9 Shatin Centre Street
Shatin, New Territories
Hong Kong

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxy to attend and, subject to the provisions of the Bye-Laws of the Company, to vote on his behalf. A proxy need not be a member of the Company but must be present in person at the Meeting to represent the member. If more than one proxy is so appointed, the appointment shall specify the number and class of shares in respect of which each such proxy is so appointed.

2. In order to be valid, the form of proxy must be duly completed and signed in accordance with the instructions printed thereon and deposited together with a power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power or authority, at the Company's branch share registrar in Hong Kong, Tengis Limited, at 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the Meeting or any adjournment thereof, should he so wish.

3. In the case of joint holders of shares, any one of such holders may vote at the Meeting, either personally or by proxy, in respect of such share as if he was solely entitled thereto, but if more than one of such joint holder are present at the Meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

* *for identification purposes only*

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*
(Incorporated in Bermuda with limited liability)
(Stock Code: 397)

PROXY FORM

Form of proxy for use by shareholders at the Special General Meeting to be convened at Shop No. 1A-1C, Level 1, Hilton Plaza Commercial Centre, 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong on Wednesday, 13 June 2007 at 8:00 a.m.

I/We (note a) ______________________ of ______________________________________
______________________ being the holder(s) of ______________________ (note b) shares of HK$0.01 each of Hong Kong Health Check and Laboratory Holdings Company Limited (the "**Company**") hereby appoint the Chairman of the Meeting or ______________________ of ______________________ to act as my/our proxy (note c) at the Special General Meeting of the Company to be held at Shop No. 1A-1C, Level 1, Hilton Plaza Commercial Centre, 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong on Wednesday, 13 June 2007 at 8:00 a.m. and at any adjournment thereof and to vote on my/our behalf as directed below.

Please make a mark in the appropriate boxes to indicate how you wish your vote(s) to be cast on a poll (note d).

		FOR	AGAINST
1.	To approve the placing agreement dated 29 March 2007 for the placing of 560,000,000 shares at HK$0.19 each and the transactions contemplated thereunder		
2.	To approve the placing agreement dated 29 March 2007 for the placing of convertible bonds up to an aggregate principal amount of HK$250 million with conversion rights to convert into shares of the Company at HK$0.25 each and the transactions contemplated thereunder		
3.	To approve the option agreement dated 29 March 2007 for the grant of an option to Top Act Group Limited for the issue of convertible bonds up to an aggregate principal amount of HK$500 million with conversion rights to convert into shares of the Company at HK$0.25 each and the transactions contemplated thereunder		
4.	To approve the grant of the whitewash waiver in relation to resolution no. 3 above		
5.	To approve the refreshment of the scheme mandate limit under the share option scheme of the Company		

Dated the______________________ day of ______________________ 2007

Shareholder's signature ______________________________ (notes e, f, g and h)

Notes:

a. Full name(s) and address(es) are to be inserted in BLOCK CAPITALS.

b. Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

c. A proxy need not be a member of the Company. If you wish to appoint some person other than the Chairman of the Meeting as your proxy, please delete the words "the Chairman of the Meeting or" and insert the name and address of the person appointed proxy in the space provided.

d. If you wish to vote for any of the resolutions set out above, please tick ("✓") the boxes marked "For". If you wish to vote against any resolutions, please tick ("✓") the boxes marked "Against". If this form returned is duly signed but without specific direction on any of the proposed resolutions, the proxy will vote or abstain at his discretion in respect of all resolutions; or if in respect of a particular proposed resolution there is no specific direction, the proxy will, in relation to that particular proposed resolution, vote or abstain at his discretion. A proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than those set out in the notice convening the meeting.

e. In the case of a joint holding, this form of proxy may be signed by any joint holder, but if more than one joint holder is present at the meeting, whether in person or by proxy, that one of the joint holder whose name stands first on the register of members in respect of the relevant joint holding shall alone be entitled to vote in respect thereof.

f. The form of proxy must be signed by a shareholder, or his attorney duly authorised in writing, or if the shareholder is a corporation, either under its Common Seal or under the hand of an officer or attorney so authorised.

g. To be valid, this form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited at the offices of the Company's branch share registrar and transfer office in Hong Kong, Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not later than 48 hours before the time of the meeting or any adjourned meeting.

h. Any alteration made to this form should be initialled by the person who signs the form.

* *for identification purpose only*

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED

香港體檢及醫學診斷控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 397)

DESPATCH OF THE WHITEWASH DOCUMENT

The Whitewash Document containing, amongst other things, details regarding (i) the Tranche II Placing Agreement; (ii) the CB Placing Agreement; (iii) the Option Agreement; (iv) the Whitewash Waiver; (v) the SP Agreement; (vi) the refreshment of the Scheme Mandate Limit; (vii) the letter of recommendation from the Independent Board Committee; (viii) the letter from Partners Capital to the Independent Board Committee and Independent HKHC Shareholders, containing its advice in respect of the terms of the Option Agreement and the Whitewash Waiver to the Independent Board Committee and the Independent HKHC Shareholders; and (ix) a notice of the HKHC SGM, has been despatched to the HKHC Shareholders on 28 May 2007 in accordance with the Listing Rules and the Takeovers Code.

The HKHC Shareholders are informed that the long stop dates for fulfilling the conditions precedent to the Tranche II Placing Agreement, the CB Placing Agreement and the Option Agreement have been extended from 31 May 2007 to 22 June 2007, from 31 May 2007 to 6 July 2007 and from 31 May 2007 to 6 July 2007 respectively, and that the HKHC SGM for approving, amongst other things, (i) the Tranche II Placing; (ii) the CB Placing; (iii) the Grant of Option; (iv) the Whitewash Waiver; and (v) the refreshment of Scheme Mandate Limit will be held at Shop No. 1A-1C, Level 1, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong at 8:00 a.m. on Wednesday, 13 June 2007. Only the Independent HKHC Shareholders will be permitted to vote on the resolutions by way of poll in relation to the Grant of Option and the Whitewash Waiver.

Reference is made to the joint announcements made by the respective board of directors of Hong Kong Health Check and Laboratory Holdings Company Limited ("HKHC") and Town Health International Holdings Limited ("Town Health") dated 11 and 17 April 2007 and the announcements issued by HKHC dated 30 April 2007 and 14 May 2007 (the "Announcements"). Terms used in this announcement shall have the same meanings as those defined in the Announcements unless defined otherwise herein.

DESPATCH OF THE WHITEWASH DOCUMENT

The Whitewash Document containing, amongst other things, details regarding (i) the Tranche II Placing Agreement; (ii) the CB Placing Agreement; (iii) the Option Agreement; (iv) the Whitewash Waiver; (v) the SP Agreement; (vi) the refreshment of the Scheme Mandate Limit; (vii) the letter of recommendation from the Independent Board Committee; (viii) the letter from Partners Capital International Limited ("Partners Capital") to the Independent Board Committee and Independent HKHC Shareholders, containing its advice in respect of the terms of the Option Agreement and the Whitewash Waiver to the Independent Board Committee and the Independent HKHC Shareholders; and (ix) a notice of the HKHC SGM, has been despatched to the HKHC Shareholders on 28 May 2007 in accordance with the Listing Rules and the Takeovers Code.

The HKHC Shareholders are informed that the long stop dates for fulfilling the conditions precedent to the Tranche II Placing Agreement, the CB Placing Agreement and the Option Agreement have been extended from 31 May 2007 to 22 June 2007, from 31 May 2007 to 6 July 2007 and from 31 May 2007 to 6 July 2007 respectively, and that the HKHC SGM for approving, amongst other things, (i) the Tranche II Placing; (ii) the CB Placing; (iii) the Grant of Option; (iv) the Whitewash Waiver; and (v) the refreshment of Scheme Mandate Limit will be held at Shop No. 1A-1C, Level 1, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong at 8:00 a.m. on Wednesday, 13 June 2007. Only the Independent HKHC Shareholders will be permitted to vote on the resolutions by way of poll in relation to the Grant of Option and the Whitewash Waiver.

The Independent HKHC Shareholders are encouraged to read the Whitewash Document carefully, including the advice of Partners Capital, the independent financial adviser to the Independent Board Committee, and the Independent HKHC Shareholders, and the recommendation and advice of the Independent Board Committee to the Independent HKHC Shareholders in respect of the Grant of Option and the Whitewash Waiver.

By order of the board of
Hong Kong Health Check and Laboratory Holdings Company Limited
Siu Kam Chau
Executive Director

Hong Kong, 28 May 2007

At the date of this announcement, the HKHC Board comprises five executive HKHC Directors, namely Dr. Fung Yiu Tong, Bennet, Mr. Lee Chik Yuet, Mr. Cho Kwai Yee, Kevin, Miss.Choi Ka Yee,Crystal and Mr. Siu Kam Chau and three independent non-executive HKHC Directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

The HKHC Directors collectively and individually, and jointly and severally, accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statements in this announcement misleading.

* *For identification purposes only*

Please also refer to the published version of this announcement in China Daily.

the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire purchase or subscribe for any securities.

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED

香港體檢及醫學診斷控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 397)

CLARIFICATION ANNOUNCEMENT

This announcement is made in order to clarify certain information contained in the Circular.

Reference is made to the announcements dated 11 April 2007 and 17 April 2007 (the "Announcements") and the circular dated 28 May 2007 (the "Circular") issued by Hong Kong Health Check and Laboratory Holdings Company Limited ("HKHC"). Capitalised terms used herein shall have the same meaning as those defined in the Announcements and the Circular, unless the context otherwise requires.

The HKHC Directors would like to clarify that the number of HKHC Shares to be allotted under the Tranche II Placing to (i) Galaxy Asset Management (HK) Limited should be 40,000,000 HKHC Shares instead of 180,000,000 HKHC Shares; (ii) Atlantis Investment Management Limited should be 180,000,000 HKHC Shares instead of 160,000,000 HKHC Shares; and (iii) China Assets (Holdings) Limited should be 160,000,000 HKHC Shares instead of 40,000,000 HKHC Shares. Accordingly, the shareholding structure of HKHC under the section headed "Shareholding structure of HKHC" set out in the Announcements and the Circular should be read as follows:

Table 1

	As at the Latest Practicable Date		Upon completion of the Tranche II Placing		Upon completion of the Tranche II Placing and assuming all TA Convertible Bond are converted in full		Upon completion of the Tranche II Placing and assuming all TA Convertible Bond and Convertible Bond II are converted in full	
	HKHC Shares	*Approximate %*	*HKHC Shares*	*Approximate %*	*HKHC Shares*	*Approximate %*	*HKHC Shares*	*Approximate %*
Top Act Group Limited	-	-	-	-	1,463,414,634	30.03	3,463,414,634	50.39
Choi Ka Yee Crystal *(Note 1)*	100,000,000	3.51	100,000,000	2.93	100,000,000	2.05	100,000,000	1.46
Public:								
ABN AMRO Bank N.V. (London Branch)	-	-	180,000,000	5.28	180,000,000	3.69	180,000,000	2.62
Galaxy Asset Management (HK) Limited	-	-	40,000,000	1.17	40,000,000	0.82	40,000,000	0.58
Atlantis Investment Management Limited *(Note 2)*	-	-	180,000,000	5.28	180,000,000	3.69	180,000,000	2.62
China Assets (Holdings) Limited *(Note 3)*	-	-	160,000,000	4.69	160,000,000	3.28	160,000,000	2.32
Holders of Convertible Bonds I *(Note 4)*	-	-	-	-	-	-	-	-
Other public HKHC Shareholders	2,749,771,468	96.49	2,749,771,468	80.65	2,749,771,468	56.44	2,749,771,468	40.01
Sub-total *(Notes 5&6)*	2,749,771,468	96.49	3,309,771,468	97.07	3,309,771,468	67.92	3,309,771,468	48.15
Total	2,849,771,468	100.00	3,409,771,468	100.00	4,873,186,102	100.00	6,873,186,102	100.00

Table 2

	Upon completion of the Tranche II Placing and assuming all Convertible Bonds I are converted in full		Upon completion of the Tranche II Placing and assuming all Convertible Bond II are converted in full		Upon completion of the Tranche II Placing and assuming all Convertible Bonds I and Convertible Bond II are converted in full		Upon completion of the Tranche II Placing, and assuming all Convertible Bonds I and Convertible Bond II and TA Convertible Bond are converted in full	
	HKHC Shares	*Approximate %*	*HKHC Shares*	*Approximate %*	*HKHC Shares*	*Approximate %*	*HKHC Shares*	*Approximate %*
Top Act Group Limited	-	-	2,000,000,000	36.97	2,000,000,000	31.20	3,463,414,634	43.99
Choi Ka Yee Crystal *(Note 1)*	100,000,000	2.27	100,000,000	1.85	100,000,000	1.56	100,000,000	1.27
Public:								
ABN AMRO Bank N.V. (London Branch)	180,000,000	4.08	180,000,000	3.33	180,000,000	2.81	180,000,000	2.29
Galaxy Asset Management (HK) Limited	40,000,000	0.91	40,000,000	0.74	40,000,000	0.62	40,000,000	0.51
Atlantis Investment Management Limited *(Note 2)*	180,000,000	4.08	180,000,000	3.33	180,000,000	2.81	180,000,000	2.29
China Assets (Holdings) Limited *(Note 3)*	160,000,000	3.63	160,000,000	2.96	160,000,000	2.50	160,000,000	2.03
Holders of Convertible Bonds I *(Note 4)*	1,000,000,000	22.67	-	-	1,000,000,000	15.60	1,000,000,000	12.70
Other public HKHC Shareholders	2,749,771,468	62.36	2,749,771,468	50.82	2,749,771,468	42.90	2,749,771,468	34.92
Sub-total *(Notes 5&6)*	4,309,771,468	97.73	3,309,771,468	61.18	4,309,771,468	67.24	4,309,771,468	54.74
Total	4,409,771,468	100.00	5,409,771,468	100.00	6,409,771,468	100.00	7,873,186,102	100.00

Notes to tables 1 and 2:

1. Miss Choi Ka Yee, Crystal, is a HKHC Director. Her interest is held through her wholly-owned company, Central View International Limited.

2. Atlantis Investment Management Limited will be placed by a sub-placing agent. The beneficial owner of Atlantis Investment Management Limited is Atlantis China Fortune Fund which is a public listed fund registered in Dublin.

3. China Assets (Holdings) Limited (stock code: 170) is a company incorporated in Hong Kong with limited liability and the issued shares of which are listed on the main board of the Stock Exchange.

4. The Placees of the Convertible Bonds I are yet to be determined, the Placing Agent shall procure that each of the Placees of the Convertible Bonds I to be placed, will be a third party independent of HKHC and its connected persons (as defined in the Listing Rules) and not acting in concert with any of Town Health, Top Act, Dr. Choi, Dr. Cho Kwai Chee or Miss Choi Ka Yee, Crystal. It is expected that there will be no substantial shareholders to be placed with the Convertible Bonds I.

5. Such Tranche II Placing Shares would be allotted and issued upon completion of the Tranche II Placing.

6. None of the Placees of Tranche II Placing will become a substantial shareholder of HKHC after the completion of Tranche II Placing.

The above error was found during the process for preparing the document for the HKHC SGM. The HKHC Directors wish to apologise for any confusion which may have been caused.

Save as disclosed above, the HKHC Directors confirm that all the information and figures as contained in the Announcements and Circular are correct in all material aspects.

By order of the HKHC Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Siu Kam Chau
Executive HKHC Director

Hong Kong, 30 May 2007

At the date of this announcement, the HKHC Board comprises five executive HKHC Directors, namely Dr. Fung Yiu Tong, Bennet, Mr. Lee Chik Yuet, Mr. Cho Kwai Yee, Kevin, Miss. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive HKHC Directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

The HKHC Directors collectively and individually, and jointly and severally, accept full responsibility, for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statements in this announcement misleading.

* *For identification purposes only*

Please also refer to the published version of this announcement in China Daily.

HK HEALTH CHECK<00397> - Unusual price & volume movements

The Stock Exchange has received a message from Hong Kong Health Check and Laboratory Holdings Company Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the share price and the trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such movements.

Save as mentioned in the Company's announcement dated 1 March 2007 in relation to a possible acquisition of some equity interests in a medical group of companies, we confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of Hong Kong Health Check and Laboratory Holdings Company Limited the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement.

At the date of this announcement, the Board comprises five Executive Directors, namely Dr. Fung Yiu Tong, Bennet, Mr. Lee Chik Yuet, Mr. Cho Kwai Yee, Kevin, Miss. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three Independent Non-executive Directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

By order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Cho Kwai Yee, Kevin
Director

Hong Kong, this 31st day of May 2007"

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities mentioned herein.

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*
(Incorporated in Bermuda with limited liability)
(Stock Code: 397)

MONTHLY ANNOUNCEMENT IN RESPECT OF THE CONVERTIBLE NOTES I

Reference is made to the Company's announcements dated 9 December 2005 and 6 March 2006 (the Announcements"). Reference is also made to the Company's latest monthly announcement dated 7 May 2007. The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I.

Reference is made to the Company's announcements dated 9 December 2005 and 6 March 2006 (the Announcements"). Reference is also made to the Company's latest monthly announcement dated 7 May 2007. The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I. Unless the context herein otherwise requires, terms used in this announcement shall have the same meanings as those defined in the Announcements.

The Directors would like to report that no conversion of the Convertible Notes I had been made by the holders thereof up during the month of May 2007.

Information regarding the total issued share capital of the Company as at 1 May 2007 and as at 31 May 2007 are set out below:

	Issued Share Capital *HK$*	Number of Issued Shares
As at 1 May 2007	28,497,714.68	2,849,771,468
As at 31 May 2007	28,497,714.68	2,849,771,468

This announcement is only released through the web-site of the Stock Exchange and no publication is made in the newspapers.

At the date of this announcement, the Board comprises five executive Directors, namely Dr. Fung Yiu Tong, Bennet, Mr. Lee Chik Yuet, Mr. Cho Kwai Yee, Kevin, Miss. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive Directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

By order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Siu Kam Chau
Executive Director

Hong Kong, 6th day of June, 2007

* *For identification purpose only*

Investor

Investment Service Centre

Listed Companies Information

RECEIVED

2007 JUN 30 A 9:01

HK HEALTH CHECK<00397> - Suspension of Trading

At the request of Hong Kong Health Check and Laboratory Holdings Company Limited (the "Company"), trading in its shares has been suspended with effect from 9:30 a.m. today (8/6/2007) pending the release of an announcement involving a very substantial acquisition on the part of the Company.

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 397)

RESULTS OF THE SPECIAL GENERAL MEETING HELD ON 13 JUNE 2007

The HKHC Directors are pleased to announce that the ordinary resolutions in relation to (i) the Tranche II Placing; (ii) the CB Placing; and (iii) the refreshment of Scheme Mandate Limit were duly passed by the HKHC Shareholders by way of a show of hands and the ordinary resolutions in relation to the Grant of Option and the Whitewash Waiver were duly passed by the Independent HKHC Shareholders by way of poll at the SGM.

Reference is made to the circular dated 28 May 2007 (the "Circular") issued by Hong Kong Health Check and Laboratory Holdings Company Limited (香港體檢及醫學診斷控股有限公司*) (the "Company"). Terms used in this announcement shall have the same meanings as those defined in the Circular unless the context requires otherwise.

The HKHC Directors are pleased to announce that the ordinary resolutions in relation to (i) the Tranche II Placing; (ii) the CB Placing; and (iii) the refreshment of Scheme Mandate Limit were duly passed by the HKHC Shareholders by way of a show of hands and the ordinary resolutions in relation to the Grant of Option and the Whitewash Waiver were duly passed by the Independent HKHC Shareholders by way of poll at the special general meeting of the Company held on 13 June 2007 (the "SGM").

As at the date of the SGM, a total of 2,849,771,468 HKHC Shares were in issue. As stated in the Circular, Top Act, Town Health, Dr. Choi, Dr. Cho Kwai Chee, Miss Choi Ka Yee, Crystal or any party acting in concert with any of them and those who are involved in or interested in the Grant of Option (holding in aggregate 100,000,000 HKHC Shares, representing approximately 3.51% of the Company's total number of issued HKHC Shares as at the date of the SGM) were required to abstain from voting on the ordinary resolutions in relation to the Grant of Option and the Whitewash Waiver. The abovementioned parties have abstained from voting on the relevant resolutions at the SGM accordingly. As such, there were a total of 2,749,771,468 HKHC Shares (representing approximately 96.49% of the Company's total number of issued HKHC Shares as at the date of the SGM) entitling the holders to attend and vote for or against the ordinary resolutions in relation to the Grant of Option and the Whitewash Waiver. There were no HKHC Shares entitling the HKHC Shareholders to attend and vote only against the ordinary resolutions in relation to the Grant of Option and the Whitewash Waiver.

The poll results in respect of the ordinary resolutions in relation to the Grant of Option and the Whitewash Waiver passed by the Independent HKHC Shareholders at the SGM were as follows:

Ordinary resolutions	**For Number of HKHC Shares** *(approximate %)*	**Against Number of HKHC Shares** *(approximate %)*
1. To approve the Grant of Option	201,720,000 HKHC Shares (100%)	0 HKHC Shares (0%)
2. To approve the Whitewash Waiver	201,020,000 HKHC Shares (100%)	0 HKHC Shares (0%)

As more than 50% of the votes were cast in favor of each of the above resolutions, the ordinary resolutions in relation to the Grant of Option and the Whitewash Waiver were duly passed as ordinary resolutions of the Company. The Company appointed Tengis Limited, the branch share registrar and transfer office of the Company, as scrutineer for the vote taking at the SGM.

By Order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Siu Kam Chau
Executive Director

Hong Kong, 13 June 2007

As at the date of this announcement, the HKHC Board comprises five executive directors, namely Dr. Fung Yiu Tong, Bennet, Mr. Lee Chik Yuet, Mr. Cho Kwai Yee, Kevin, Miss Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive directors, namely Mr. Chan Chi Yuen, Mr. Chik Chi Man and Mr. Lo Chun Nga.

The HKHC Directors jointly and severally, accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

* *For identification purpose only*

Please also refer to the published version of this announcement in China Daily.

JJJJJJ

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED

香港體檢及醫學診斷控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 397)

VERY SUBSTANTIAL ACQUISITION – ACQUISITION OF MEDICAL RELATED BUSINESS; POSSIBLE VERY SUBSTANTIAL DISPOSAL; AND POSSIBLE FURTHER VERY SUBSTANTIAL ACQUISITION AND RESUMPTION OF TRADING

The Board announces that on 8 June 2007, the Purchaser, an indirect wholly-owned subsidiary of the Company, entered into the Sale and Purchase Agreement.

Pursuant to the Sale and Purchase Agreement, the Purchaser conditionally agreed to acquire the entire issued share capital of Speedco which beneficially own approximately 47.99% of the total issued share capital of Group Benefit at a total cash consideration of HK$23,356,661.90.

The Acquisition, if completed, will enable the Group to become the single largest shareholder of Group Benefit. It is the intention of the Group to acquire the remaining equity interest of Group Benefit in the near future. In this regard, the General Offer will be made by the Group to acquire the remaining equity interest in Group Benefit from all the shareholders of Group Benefit (other than Speedco and the shares of Group Benefit which are already beneficially owned or to be acquired by the Group) on terms and conditions similar to the Sale and Purchase Agreement (i.e. at HK$14.3 per each share of Group Benefit).

The Acquisition constitutes a very substantial acquisition on the part of the Company under Chapter 14 of the Listing Rules which requires the approval by the Shareholders at the SGM. The grant and/or the exercise of the Call Option in full may constitute a very substantial disposal on the part of the Company under Chapter 14 of the Listing Rules which requires the approval by the Shareholders at the SGM. The intended General Offer may also constitute a further very substantial acquisition on the part of the Company under Chapter 14 of the Listing Rules which requires the approval by the Shareholders at the SGM. Accordingly, approval will also be obtained from the Shareholders at the SGM in respect of the grant and/or the exercise of the Call Option and the intended General Offer. The SGM will be convened and held for the Shareholders to consider and, if thought fit, to approve the Sale and Purchase Agreement and the transactions contemplated thereunder, the grant and/or the exercise of the Call Option and the intended General Offer.

A circular containing, amongst other things, further details of the Acquisition, the grant and/or the exercise of the Call Option, the intended General Offer, other disclosures required pursuant to the Listing Rules and the notice of the SGM will be despatched to the Shareholders as soon as practicable in accordance with the Listing Rules.

Trading in the Shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 8 June 2007 at the request of the Company pending release of this announcement. An application has been made to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 14 June 2007.

SALE AND PURCHASE AGREEMENT

Date: 8 June 2007

Parties:

Purchaser Charm Advance Limited, an indirect wholly-owned subsidiary of the Company

Vendor Dr. Leung Tze Ching

To the best knowledge, information and belief of the Directors after having made all reasonable inquiries, the Vendor is a third party independent of the Company and its connected persons within the meaning of the Listing Rules.

Assets to be acquired:

One ordinary share of US$1.00 in the share capital of Speedco, representing the entire issued share capital of Speedco. Speedco is the registered and beneficial owner of 1,633,333 shares of HK$1.00 each in Group Benefit, representing approximately 47.99% of the total issued share capital of Group Benefit.

Consideration:

The total consideration for the Acquisition is HK$23,356,661.90 (representing HK$14.3 per each share of Group Benefit) which shall be satisfied in cash in the following manner:

(a) HK$10,000,000 has been paid by the Purchaser as refundable deposit and part payment upon execution of the Sale and Purchase Agreement; and

(b) the remaining HK$13,356,661.90 shall be payable by the Purchaser upon Completion.

The consideration for the Acquisition was determined after an arm's length negotiation between the Group and the Vendor and with reference to, amongst other things, the revenue base and the existing client base of Group Benefit. The Company intends to finance the consideration by the Group's internal financial resources.

Warranties as to net asset value and total liabilities

Pursuant to the Sale and Purchase Agreement, the Vendor warrants to the Purchaser that (i) the consolidated net asset value of the Target Group as at Completion shall not be less than HK$8,000,000 and (ii) the total liabilities of the Target Group as at Completion (or up to the time (the "Relevant Date") when any representative(s) from the Vendor in the board of directors of Group Benefit have been removed as director(s) of Group Benefit or when the Vendor cannot secure the majority of control in the board of directors of Group Benefit) shall not exceed HK$20,000,000.

If the actual audited consolidated net asset value of the Target Group as at Completion is less than HK$8,000,000, the Vendor shall pay the shortfall times 47.99% in cash to the Purchaser.

If the actual audited total liabilities of the Target Group as at Completion (or at the Relevant Date if applicable) exceed HK$20,000,000, the Purchaser shall have an option, exercisable by serving a written notice to the Vendor, to require the Vendor to purchase the one ordinary share of US$1.00 in the share capital of Speedco at the same consideration for the Acquisition.

The warranty of the consolidated net asset value of the Target Group of HK$8,000,000 represents the minimum amount of net asset that the Vendor shall deliver at the time of Completion. Based on the due diligence so far conducted by the Group, up to May 2007, the Target Group still has a net asset value of about HK$26,000,000. Notwithstanding the warranty given by the Vendor on the consolidated net asset value of the Target Group to be just HK$8,000,000, the Directors do expect that the consolidated net asset value of the Target Group at the time of Completion to be not less than HK$24,000,000.

Conditions precedent
Completion of the Sale and Purchase Agreement is conditional upon:

(a) the Purchaser being satisfied with the results of a due diligence review;

(b) the warranties under the Sale and Purchase Agreement remaining true, accurate and complete in all respects;

(c) all necessary consents and approvals required to be obtained on the part of the Vendor in respect of the Sale and Purchase Agreement and the transactions contemplated thereunder having been obtained;

(d) if necessary, the passing by the Shareholders at a special general meeting of the Company to be convened and held of the necessary resolutions to approve the Sale and Purchase Agreement and the transactions contemplated thereunder; and

(e) compliance by the Vendor of all his obligations under the Sale and Purchase Agreement, to the extent that the same are required to be performed.

If any of the conditions above is not fulfilled on or 31 July 2007, or such other date as the Purchaser or the Vendor may agree, the Sale and Purchase Agreement shall cease and determinate and all obligations and liabilities of the parties under the Sale and Purchase Agreement shall end and the deposit paid by the Purchaser shall be refunded forthwith except that in such event or in the event that Completion does not take place as a result of the sole default of the Purchaser the Vendor shall be entitled to retain HK$1,000,000 by way of liquidated damages in full and final satisfaction of all and any claims against the Purchaser under the Sale and Purchase Agreement.

Completion
Completion shall take place on the date falling two business days after the conditions precedent shall have been satisfied.

Call Option
Pursuant to the Sale and Purchase Agreement, the Purchaser has granted a call option, through the delivery of offer letters by the Vendor, in favour of 19 parties who are third parties independent of the Company and its connected persons within the meaning of the Listing Rules and were previously the beneficial shareholders of Group Benefit before they transferred their shareholdings ultimately to Speedco for disposal to the Group, to require the Purchaser to sell up to 49% issued shares of Speedco to such parties at the same consideration for the Acquisition (i.e. at HK$14.3 per each share of Group Benefit) less any dividend paid on each share of Group Benefit after the date of the Sale and Purchase Agreement.

The offer by the Group above is subject to the satisfaction of the following conditions:

(a) the Group having acquired more than 50% of the issued shares of Group Benefit;

(b) the passing of an ordinary resolution by the Shareholders to approve the making of the offer and the transactions contemplated thereby; and

(c) the Acquisition having been completed.

If these conditions precedent are not fulfilled within six months from the date of the offer letters (which is the same as the date of the Sale and Purchase Agreement), the offer shall lapse and be of no further effect. The offer shall be open for acceptance with 14 days after the fulfilment of the above conditions precedent.

The Call Option is an arrangement made with the Vendor whereby the original 19 vendors of the shares of Group Benefit will have the opportunity to participate into the ownership of the Target Group. The Directors consider that the grant of Call Option has facilitated the negotiation of the Acquisition and that any contribution from these 19 vendors, in terms of experience or otherwise, will also be beneficial to the Group when the Call Option is exercised. Upon the exercise of the Call Option in full, 49% issued share capital of Speedco, which will have become a subsidiary of the Company, will be disposed and such disposal may be a very substantial disposal of the Group at that time (based on the results of Group Benefit for the year ended 30 November 2006). The Directors do not expect that there will be any material gain or loss on disposal arising from the exercise of the Call Option in full on the Group level. It is the present intention of the Directors that any net proceeds from such disposal will be applied as the general working capital of the Group. Immediately after completion of the full exercise of the Call Option, Speedco will still be a subsidiary of the Company.

Further announcement of the Company will be made in compliance with the Listing Rules when the Call Option has been exercised.

INFORMATION ON SPEEDCO AND THE TARGET GROUP

Speedco is a company incorporated in the British Virgin Islands with limited liability and is wholly and beneficially owned by the Vendor. Speedco is an investment holding vehicle of the Vendor for the purpose of holding the shares in Group Benefit.

Group Benefit is a company incorporated in Hong Kong with limited liability and is held as to 47.99% by Speedco respectively. The remaining equity interest of Group Benefit is held by third parties independent of the Vendor, the Company and its connected persons within the meaning of the Listing Rules. Before the date of the Sale and Purchase Agreement, the Group has agreed with two shareholders of Group Benefit to acquire a further 29,990 shares of Group Benefit (or approximately 0.88% of the entire issued share capital of Group Benefit) from them at a total consideration of HK$428,857 but the formalities for such transfer have yet to be completed. Group Benefit and its subsidiaries are principally engaged in provision of medical diagnostic scanning and laboratory services in Hong Kong. The Target Group currently has four medical diagnostic centres in Hong Kong.

Set out below are the audited consolidated financial results of Group Benefit and its subsidiaries for each of two years ended 30 November 2006 prepared in accordance with Hong Kong GAAP:

	For the year ended 30 November 2006 (audited) *HK$'000*	For the year ended 30 November 2005 (audited) *HK$'000*
Turnover	**26,111**	24,396
Profit before tax	**5,210**	8,594
Profit after tax	**4,415**	7,243
Profit after tax and minority interest	**3,897**	5,966

As at 30 November 2006, the audited consolidated net asset value attributable of Group Benefit and its subsidiaries was approximately HK$24,238,000.

REASONS FOR THE ACQUISITION

The Group had previously been principally engaged in the manufacturing and sales of garment in the PRC and the Group has now diversified into healthcare business by (i) commencing establishment of its own new health centres in Hong Kong; and (ii) acquiring some established health check centres in Hong Kong for the provision of health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services to the public.

The Target Group is principally engaged in provision of medical diagnostic scanning and laboratory services. As mentioned in the section headed "Information on Speedco and the Target Group" above, before the entering into the Sale and Purchase Agreement, the Group has agreed to acquire the beneficial interest of approximately 0.88% shareholding in Group Benefit. The Acquisition, if completed, will enable the Group to own approximately 48.87% equity interest in the total issued share capital of Group Benefit, being its single largest shareholder. It is the intention of the Group to acquire the remaining equity interest of Group Benefit in the near future. In this regard, the General Offer will be made by the Group to acquire the remaining equity interest in Group Benefit from all the shareholders of Group Benefit (other than Speedco and the shares of Group Benefit which are already beneficially owned or to be acquired by the Group) on terms and conditions similar to the Sale and Purchase Agreement (i.e. at HK$14.3 per each share of Group Benefit). The General Offer will involve the payment in cash of up to a maximum of HK$24,882,143 which will be financed by the Group's internal financial resources. The General Offer will be subject to Completion and is expected to be completed within six months from the date of this announcement. Further announcement of the Company will be made to inform the public about the results of the General Offer.

The new health check centre offers an integrated one-stop day-time body health check centre providing provision of comprehensive quality health check, advanced diagnostic imaging services, day care observations services and medical laboratory related services to clients. By acquiring the medical diagnostic scanning and laboratory services provided by Group Benefit, the Acquisition will enable the Group to strengthen and broaden its scope of services and technological support to its health check centres. Given Group Benefit enjoys a good reputation in the market with an operating history of more than 18 years, the Acquisition will make a potential competitor as an associated company immediately after Completion (without taking into account any acquisition of shares of Group Benefit under the General Offer) and also better position the Group in the healthcare industry by owning a laboratory testing support company with a long operating record. Currently, Group Benefit is operating four health check centers in Hong Kong, one of which is located in the strategic area of Shatin. Together with the existing eight health centers of the Group, the number of health centers of the Group in Hong Kong would be increased to a total of 12. With the existing clientele of the Target Group as well as its existing revenue base, the Directors believe that the Group will be able to increase the referral base, enlarge its range and location of services especially laboratory services, strengthen its market position and even expand its market share in health check related industry by way of the Acquisition. Group Benefit also owns good quality properties for the operation of health check centers. Synergy effect to both the Group and Target Group is also expected to result from the Acquisition as the services provided by the Group and the Target Group will complement to each other. The Directors consider that the terms of the Sale and Purchase Agreement, being negotiated on an arm length basis, are fair and reasonable and that the Acquisition is in the interest of the Company and the Shareholders as a whole.

Immediately after Completion, Speedco will become a wholly owned subsidiary of the Company whose results, assets and liabilities will be consolidated into the books of the Company, and the Target Group will become associated companies of the Company whose results, assets and liabilities will be equity accounted for by the Company. Depending on the results of the General Offer, the Target Group may become subsidiaries of the Company in which case the results, assets and liabilities of the Target Group will be consolidated into the books of the Company.

SGM

The Acquisition constitutes a very substantial acquisition on the part of the Company under Chapter 14 of the Listing Rules which requires the approval by the Shareholders at the SGM. The grant and/or the exercise of the Call Option in full may constitute a very substantial disposal on the part of the Company under Chapter 14 of the Listing Rules which requires the approval by the Shareholders at the SGM. The intended General Offer may also constitute a further very substantial acquisition on the part of the Company under Chapter 14 of the Listing Rules which requires the approval by the Shareholders at the SGM. Accordingly, approval will also be obtained from the Shareholders at the SGM in respect of the grant and/or the exercise of the Call Option and the intended General Offer. No Shareholder shall be required to abstain from voting at the SGM. The SGM will be convened and held for the Shareholders to consider and, if thought fit, to approve the Sale and Purchase Agreement and the transactions contemplated thereunder, the grant and/or the exercise of the Call Option and the intended General Offer.

GENERAL

A circular containing, amongst other things, further details of the Acquisition, the grant and/or the exercise of the Call Option, the intended General Offer and other disclosures required pursuant to the Listing Rules in respect of the very substantial acquisition, and together with a notice of SGM for the purpose of approving the Sale and Purchase Agreement and the transactions contemplated thereunder, the grant and/or the exercise of the Call Option and the intended General Offer will be despatched to the Shareholders as soon as practicable in accordance with the Listing Rules.

RESUMPTION OF TRADING

Trading in the Shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 8 June 2007 at the request of the Company pending release of this announcement. An application has been made to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 14 June 2007.

DEFINITIONS

Unless the context requires otherwise, the following words and phrases used in this announcement have the following meanings:

"Acquisition"	the proposed acquisition by the Group of approximately 47.99% equity interest in Group Benefit pursuant to the Sale and Purchase Agreement
"Board"	the board of Directors
"Call Option"	the call option granted by the Purchaser in favour of 19 parties to require the Purchaser to sell up to 49% issued shares of Speedco at the same consideration for the Acquisition less any dividend paid on each share of Group Benefit after the date of the Sale and Purchase Agreement
"Company"	Hong Kong Health Check and Laboratory Holdings Company Limited, a company incorporated in Bermuda with limited liability and the issued Shares of which are listed on the Stock Exchange
"Completion"	completion of the Acquisition
"Directors"	directors of the Company
"GAAP"	generally accepted accounting principles
"General Offer"	the general offer to be made by the Group to acquire the remaining equity interest in Group Benefit from all the shareholders of Group Benefit (other than Speedco and the shares of Group Benefit which are already beneficially owned or to be acquired by the Group) on terms and conditions similar to the Sale and Purchase Agreement
"Group"	the Company and its subsidiaries
"Group Benefit"	Group Benefit Development Limited, a private company incorporated in Hong Kong with limited liability
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the Peoples' Republic of China, which for the purpose of this announcement, excludes Hong Kong, Macau Special Administrative Region and Taiwan
"Purchaser"	Charm Advance Limited, an indirect wholly owned subsidiary of the Company incorporated in the British Virgin Islands with limited liability

"Sale and Purchase Agreement"	the conditional sale and purchase agreement dated 8 June 2007 and entered into between the Purchaser and the Vendor in relation to the Acquisition
"SGM"	the special general meeting of the Company to be convened to approve, amongst other things, the Sale and Purchase Agreement and the transactions contemplated thereunder
"Share(s)"	ordinary share(s) of HK$0.01 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Speedco"	Speedco Pacific Limited, a company incorporated in the British Virgin Islands and is the registered and beneficial owner of 1,633,333 shares of HK$1.00 each in Group Benefit
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Target Group"	Group Benefit and its subsidiaries
"Vendor"	Dr. Leung Tze Ching, the beneficial owner of Speedco
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"US$"	United States dollars, the lawful currency of United States of America
"%"	per cent.

By Order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Siu Kam Chau
Executive Director

Hong Kong, 13 June 2007

* *For identification purposes only*

At the date of this announcement, the Board comprises five executive Directors, namely Dr. Fung Yiu Tong, Bennet, Mr. Lee Chik Yuet, Mr. Cho Kwai Yee, Kevin, Miss. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive Directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

Please also refer to the published version of this announcement in China Daily.

HK HEALTH CHECK<00397> - Unusual price & volume movements

The Stock Exchange has received a message from Hong Kong Health Check and Laboratory Holdings Company Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent decrease in the share price and increase in the trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such movements.

Save as mentioned in the Company's announcement dated 13 June 2007 in relation to an acquisition of medical related business, we confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of Hong Kong Health Check and Laboratory Holdings Company Limited the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement.

At the date of this announcement, the Board comprises five Executive Directors, namely Dr. Fung Yiu Tong, Bennet, Mr. Lee Chik Yuet, Mr. Cho Kwai Yee, Kevin, Miss. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three Independent Non-executive Directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

By order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Siu Kam Chau
Director

Hong Kong, this 18th day of June 2007"

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 397)

DELAY IN DESPATCH OF CIRCULAR

As additional time is required to prepare the financial information of the Target Group to be included in the Circular, the despatch of the Circular in relation to the very substantial acquisition for the entire issued share capital of Speedco Pacific Limited will be postponed to on or before 25 July 2007.

Reference is made to the press announcement (the "**Announcement**") issued by the Company dated 13 June 2007 in relation to the very substantial acquisition for the entire issued share capital of Speedco Pacific Limited (the "**Transaction**"). Capitalised terms used in this announcement shall have the same meanings as those defined in the Announcement unless otherwise stated.

Pursuant to Rules 14.38 and 14.48 of the Listing Rules, the Company is required to despatch the circular (the "**Circular**") containing, among other things, details of the Transaction and the information regarding the Target Group to the Shareholders within 21 days after the date of publication of the Announcement, which shall be on or before 5 July 2007. As additional time is required to prepare the financial information of the Target Group to be included in the Circular, the Company has applied to the Stock Exchange for a waiver from strict compliance with Rules 14.38 and 14.48 of the Listing Rules such that the despatch of the Circular in relation to the Transaction will be postponed to on or before 25 July 2007.

By Order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Siu Kam Chau
Executive Director

Hong Kong, 4 July 2007

* *For identification purposes only*

At the date of this announcement, the Board comprises five executive Directors, namely Dr. Fung Yiu Tong, Bennet, Mr. Lee Chik Yuet, Mr. Cho Kwai Yee, Kevin, Miss. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive Directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

MONTHLY ANNOUNCEMENT IN RESPECT OF THE CONVERTIBLE NOTES I

Reference is made to the Company's announcements dated 9 December 2005 and 6 March 2006 (the "Announcements"). Reference is also made to the Company's latest monthly announcement dated 6 June 2007. The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I.

Reference is made to the Company's announcements dated 9 December 2005 and 6 March 2006 (the "Announcements"). Reference is also made to the Company's latest monthly announcement dated 6 June 2007. The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I. Unless the context herein otherwise requires, terms used in this announcement shall have the same meanings as those defined in the Announcements.

The Directors would like to report that no conversion of the Convertible Notes I had been made by the holders thereof up during the month of June 2007.

Information regarding the total issued share capital of the Company as at 1 June 2007 and as at 30 June 2007 are set out below:

	Issued Share Capital *HK$*	**Number of Issued Shares**
As at 1 June 2007	28,497,714.68	2,849,771,468
The Tranche II Placing Shares on 25 June 2007	5,600,000.00	560,000,000
As at 30 June 2007	34,097,714.68	3,409,771,468

This announcement is only released through the web-site of the Stock Exchange and no publication is made in the newspapers.

At the date of this announcement, the Board comprises five executive Directors, namely Dr. Fung Yiu Tong, Bennet, Mr. Lee Chik Yuet, Mr. Cho Kwai Yee, Kevin, Miss. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive Directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

By order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Siu Kam Chau
Executive Director

Hong Kong, this 5th day of July, 2007

* *For identification purpose only*

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 397)

APPOINTMENT OF NEW DIRECTORS

The Board is pleased to announce that Dr. Cho Kwai Chee ("Dr. Cho") and Dr. Hui Ka Wah Ronnie, *JP*, ("Dr. Hui") have been appointed as executive Directors of the Company with effect from 9 July 2007.

The board (the "Board") of directors (the "Directors") of Hong Kong Health Check and Laboratory Holdings Company Limited (the "Company", together with its subsidiaries, the "Group") is pleased to announce that Dr. Cho Kwai Chee ("Dr. Cho") and Dr. Hui Ka Wah Ronnie, *JP*, ("Dr. Hui") have been appointed as executive Directors of the Company with effect from 9 July 2007.

APPOINTMENT OF EXECUTIVE DIRECTORS

1. **Dr. Cho,** aged 43, graduated from the University of Hong Kong and holds the qualifications of MBBS (HK), FHKCFP, FRACGP, DCH (London), DCH (RCP&SI) and DCH (Glasgow). He is also the Permanent President of Hong Kong Shatin Industries and Commerce Association Limited and the District President of Yau Tsim District of Scout Association of Hong Kong. Dr. Cho is responsible for directing the Group's overall business and development strategies. He is the brother of Mr. Cho Kwai Yee, Kevin who is an executive Director. Dr. Cho is also an executive director of Town Health International Holdings Company Limited ("Town Health"), the issued shares of which are listed on the Growth Enterprise Market ("GEM Board") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

   Save as disclosed above, Dr. Cho did not hold any directorship in other public listed company or any other position with the Company and other members of the Group in the past three years.

   Save as disclosed above, Dr. Cho does not have any relationship with other directors, senior management, substantial or controlling shareholders of the Company. Furthermore, as Dr. Cho owns 50.1% beneficial interest in Broad Idea International Limited which in turn holds approximately 46.81% of the issue share capital of Town Health, and Town Health is deemed to have interest

in 3,463,414,634 underlying shares of the Company, Dr. Cho is also taken to be interested in 3,463,414,634 underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance as at the date of this announcement.

There is no service contract entered into between the Company and Dr. Cho. He will have no fixed term of service with the Company but he will be subject to retirement by rotation and re-election at general meeting of the Company in accordance with the bye-laws of the Company. Dr. Cho. is not entitled to receive any fixed emolument but is entitled to a discretionary bonus dependent on the financial results of the Group and his performance.

Save as disclosed in this announcement, the Company is not aware of any other matters that need to be brought to the attention of the holders of securities of the Company in relation to his appointment nor is there any information to be disclosed by the Company pursuant to any of the requirements under the provisions of Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules").

2. **Dr. Hui,** aged 43, graduated from The University of Hong Kong and holds the qualifications of MBBS (HK), MRCP (UK), DCH (Ireland), DCH (Glasgow), FHKAM (Paed), FHKC Paed and CFA Charterholder. Dr. Hui is a specialist in Paediatrics and is the Principal of a private medical clinic in Hong Kong since 1991. Dr. Hui is also an independent non-executive director of CASH Financial Services Group Limited, E2-Capital (Holdings) Limited and Winbox International (Holdings) Limited, the issued shares of which are listed on the GEM board and Main Board of the Stock Exchange respectively. Dr Hui had once been the independent non-executive director of CASH Retail Management Group Ltd which is listed in Main Board of the Stock Exchange from March 2004 till February 2006.

   Save as disclosed above, Dr. Hui did not hold any directorship in other public listed company or any other position with the Company and other members of the Group in the past three years.

   Dr. Hui does not have any relationship with other directors, senior management, substantial or controlling shareholders of the Company. Furthermore, Dr. Hui has no interest in the securities of the Company within the meaning of Part XV of the Securities and Futures Ordinance as at the date of this announcement.

   There is no service contract entered into between the Company and Dr. Hui. He will have no fixed term of service with the Company but he will be subject to retirement by rotation and re-election at general meeting of the Company in accordance with the bye-laws of the Company. Dr. Hui is entitled to (i) an annual emolument of HK$120,000 which is determined by Board with reference to his duties and responsibilities with the Company; and (ii) a discretionary bonus which will depend on the financial results of the Company and his performance.

   Save as disclosed in this announcement, the Company is not aware of any other matters that need to

be brought to the attention of the holders of securities of the Company in relation to his appointment nor is there any information to be disclosed by the Company pursuant to any of the requirements under the provisions of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

The Board would like to express its warmest welcome to both Dr. Cho and Dr. Hui.

By Order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Siu Kam Chau
Executive Director

Hong Kong, 9 July 2007

* *For identification purposes only*

As at the date of this announcement, the Board comprises seven executive Directors, namely Dr. Fung Yiu Tong, Bennet, Mr. Lee Chik Yuet, Dr. Cho Kwai Chee, Dr. Hui Ka Wah Ronnie, JP, Mr. Cho Kwai Yee, Kevin, Miss Choi Ka Yee, Crystal, and Mr. Siu Kam Chau and three independent non-executive Directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities mentioned herein.

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

ANNOUNCEMENT

IN RESPECT OF THE CONVERTIBLE NOTES I

Reference is made to the Company's announcements dated 9 December 2005 and 6 March 2006 (the Announcements"). Reference is also made to the Company's latest monthly announcement dated 5 July 2007. The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I.

Reference is made to the Company's announcements dated 9 December 2005 and 6 March 2006 (the Announcements"). Reference is also made to the Company's latest monthly announcement dated 5 July 2007. The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I. Unless the context herein otherwise requires, terms used in this announcement shall have the same meanings as those defined in the Announcements.

The Directors would like to report that the Company has received a notice for the partial conversion of the Convertible Notes I issued and as a result of which the Company has issued a total of 487,804,878 Shares to an independent placee at a price of HK$0.041 per Conversion Share in July 2007. The Conversion Shares issued represent approximately 14.31% of the issued share capital of the Company as at the date of the latest monthly announcement, and approximately 12.52% of the enlarged issued share capital of the Company as at the date of this announcement.

After the above conversion, the outstanding principal amount of the Convertible Notes I is HK$40,000,000.

* *For identification purpose only*

Information regarding the total issued share capital of the Company as at 1 July 2007 and as at the date hereof are set out below:

	Issued Share Capital *HK$*	Number of Issued Shares
As at 1 July 2007	34,097,714.68	3,409,771,468
Share issued after partial conversion of the Convertible Notes I on 9 July 2007	4,878,048.78	487,804,878
As at the date of this announcement	38,975,763.46	3,897,576,346

This announcement is only released through the web-site of the Stock Exchange and no publication is made in the newspapers.

At the date of this announcement, the Board comprises seven executive Directors, namely Dr. Fung Yiu Tong, Bennet, Mr. Lee Chik Yuet, Dr. Cho Kwai Chee, Dr. Hui Ka Wah Ronnie, JP, Mr. Cho Kwai Yee, Kevin, Miss. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive Directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

By order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Siu Kam Chau
Executive Director

Hong Kong, 13 July 2007

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*
(Incorporated in Bermuda with limited liability)
(Stock Code: 397)

PROGRESS OF THE CB PLACING

Financial adviser to Hong Kong Health Check and Laboratory Holdings Company Limited

KINGSTON CORPORATE FINANCE LIMITED

The HKHC Directors are pleased to announce that all the conditions of the CB Placing Agreement have been fulfilled and the Convertible Bonds I with an aggregate principal amount of HK$250,000,000 have been placed to 15 independent placees who and whose ultimate beneficial owners are third parties independent of HKHC and its connected persons (as defined in the Listing Rules) and not acting in concert with any of Town Health, Top Act, Dr. Choi, Miss Choi Ka Yee, Crystal and Dr. Cho Kwai Chee. Completion of the CB Placing is expected to take place on or before 13 August 2007.

Reference is made to the circular dated 28 May 2007 (the "Circular") issued by Hong Kong Health Check and Laboratory Holdings Company Limited (香港體檢及醫學診斷控股有限公司*) ("HKHC") in relation to, among other things, the placing of up to an aggregate principal amount of HK$250,000,000 Convertible Bonds I through the Placing Agent on a best effort basis. Terms used in this announcement shall have the same meanings as those defined in the Circular unless the context requires otherwise.

The HKHC Directors are pleased to announce that all the conditions of the CB Placing Agreement have been fulfilled and the Convertible Bonds I with an aggregate principal amount of HK$250,000,000 have been placed to 15 independent placees who and whose ultimate beneficial owners are third parties independent of HKHC and its connected persons (as defined in the Listing Rules) and not acting in concert with any of Town Health, Top Act, Dr. Choi, Miss Choi Ka Yee, Crystal and Dr. Cho Kwai Chee. Completion of the CB Placing is expected to take place on or before 13 August 2007.

Upon exercise in full of the conversion rights attaching to the Convertible Bonds I, an aggregate of 1,000,000,000 Conversion Shares falling to be allotted and issued at the initial conversion price of HK$0.25 per Conversion Share represent approximately 20.42% of the issued share capital of HKHC as enlarged by the issue of the Conversion Shares.

By Order of the HKHC Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Siu Kam Chau
Executive Director

Hong Kong, 13 July 2007

As at the date of this announcement, the HKHC Board comprises seven executive directors, namely Dr. Fung Yiu Tong, Bennet, Mr. Lee Chik Yuet, Dr. Cho Kwai Chee, Dr. Hui Ka Wah Ronnie, JP, Mr. Cho Kwai Yee, Kevin, Miss Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive directors, namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

* *For identification purpose only*

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 397)

DISCLOSEABLE TRANSACTION

The Board is pleased to announce that the Cooperation Agreement is entered into on 12 July 2007 for the joint development of health check and medical diagnostic centres in the PRC pursuant to which the Group is committed to contribute not less than HK$20,000,000 for the Project.

The Cooperation Agreement constitutes a discloseable transaction on the part of the Company under Chapter 14 of the Listing Rules. A circular containing further details of the Cooperation Agreement will be sent to the Shareholders within 21 days after the date of publication of this announcement.

The Board is pleased to announce that the Cooperation Agreement is entered into on 12 July 2007 pursuant to which the Group agreed with the PRC Partner to carry out the Project. Details of the Cooperation Agreement are set out below:

THE COOPERATION AGREEMENT

Date: 12 July 2007

Parties

(A) National Centre of Traditional Chinese Medicine (「中國中醫藥科技開發交流中心」), an organization managed by the State Administration of Traditional Chinese Medicine (「國家中醫藥監管局」) and an independent third party which is independent of and not connected with the Company and its connected persons (as defined in the Listing Rules) and is not a connected person as defined in the Listing Rules of the Company; and

(B) Charm Advance Limited, a wholly owned subsidiary of the Company.

Contents

Pursuant to the Cooperation Agreement, the parties agreed to jointly develop health check and medical diagnostic centres in the PRC for the provisions of services to the citizens of the PRC for an initial term of 10 years. All profit and loss from the Project (after tax) shall be shared as to 75% by the Group and as to 25% by the PRC Partner.

The Group shall be responsible for, among other matters:

(a) contributing the total investment of the Project of not less than HK$20,000,000 (which is preliminarily determined based on the present scale of the Project) in which RMB200,000 shall be paid to the PRC Partner within a week from the date of the Cooperation Agreement for meeting its initial running expenses;

(b) the supply of high-technological equipment and expertise;

(c) the business development including the determination of the scale and location of the centres;

(d) paying the 25% share of the profit after tax of the Project or RMB300,000, whichever is higher, to the PRC Partner annually for the first two years after the commencement date of the Project; and

(e) complying with all the laws and regulations imposed by the PRC government and regulatory bodies in full.

The PRC Partner shall be responsible for, among other matters:

(a) the provision of latest information on 160 major Chinese medical specialist hospitals managed by State Administration of Traditional Chinese Medicine (「國家中醫藥監管局」) in the PRC;

(b) assisting the Group to obtain the relevant licences and permits in the PRC for the operation of the Project;

(c) assisting the Group to develop an one-stop Chinese medical health consultancy services by the provision of the suitable testing locations among its 3,000 Chinese medical hospitals;

(d) assisting the Group for the promotion and publicity work in the PRC; and

(e) assisting the Group to commence the operation of the Project within two months from the date of the Cooperation Agreement.

The Group shall have the first right of refusal for any project similar to the Project as may be conducted by the PRC Partner in future.

REASONS FOR THE COOPERATION

The Group had previously been principally engaged in the manufacturing and sales of garment in the PRC and the Group has now diversified into healthcare business by (i) commencing establishment of its own new health centres in Hong Kong; and (ii) acquiring some established health check centres in Hong Kong for the provision of health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services to the public.

The Project represents the first step for the Group to develop and expand its business in the PRC. Given the mass population and the growing demand for health related services in the PRC, the Project will enable the Group to broaden its scope of services to a fast growing and developing country. With the participation by the PRC Partner, it will facilitate the Group to obtain the necessary licenses for its business development in the PRC. The extensive hospital network of the PRC Partner can also provide the Group with a tremendous and stable source of customers to the diagnostic centers opened by the Group in the PRC. In addition, the PRC Partner has an internet platform which links up with the Group's membership net for information communication and renders cross-border business opportunities. It is the present intention of the Group to contribute up to HK$20,000,000 for the Project. Should the Group be required to contribute more than HK$20,000,000 for the Project, the Company will issue further announcement in compliance with the Listing Rules as and when necessary.

The Directors consider that the terms of the Cooperation Agreement, being negotiated on an arm length basis, are fair and reasonable and that the Project is in the interest of the Company and the Shareholders as a whole.

GENERAL

The Cooperation Agreement constitutes a discloseable transaction on the part of the Company under Chapter 14 of the Listing Rules. A circular containing further details of the Cooperation Agreement will be sent to the Shareholders within 21 days after the date of publication of this announcement.

DEFINITIONS

Unless the context requires otherwise, the following words and phrases used in this announcement have the following meanings:

"Board"	the board of Directors
"Company"	Hong Kong Health Check and Laboratory Holdings Company Limited, a company incorporated in Bermuda with limited liability and the issued shares of which are listed on the Stock Exchange
"Cooperation Agreement"	the agreement dated 12 July 2007 and entered into between the Group and the PRC Partner in relation to the Project

"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the Peoples' Republic of China, which for the purpose of this announcement, excludes Hong Kong, Macau Special Administrative Region and Taiwan
"PRC Partner"	National Centre of Traditional Chinese Medicine (「中國中醫藥科技開發交流中心」), which is principally engaged in the provision of information and the promotion of Chinese medicine
"Project"	the development of health check and medical diagnostic centres in the PRC
"Shareholder(s)"	holder(s) of the ordinary share(s) of HK$0.01 each in the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"%"	per cent

By Order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Siu Kam Chau
Executive Director

Hong Kong, 13 July 2007

* *For identification purposes only*

At the date of this announcement, the Board comprises seven executive Directors, namely Dr. Fung Yiu Tong, Bennet, Mr. Lee Chik Yuet, Dr. Cho Kwai Chee, Dr. Hui Ka Wah, Ronnie, JP, Mr. Cho Kwai Yee, Kevin, Miss. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive Directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities mentioned herein.

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 397)

NOTIFICATION OF BOARD MEETING

The board of directors (the "**Board**") of Hong Kong Health Check and Laboratory Holdings Company Limited (the "**Company**") is pleased to announce that a meeting of the Board will be held at Shop 2B & 2C, Level 1, Hilton Plaza Commercial Centre, 3-9 Shatin Centre Street, Shatin, New Territories on Friday, 27 July 2007 at 4:30 p.m. for the purpose of approving, inter alia, the final results of the Company and its subsidiaries for the year ended 31 March 2007 and to propose the final dividend (if any).

By Order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Siu Kam Chau
Executive Director

Hong Kong, 16 July 2007

At the date of this announcement, the Board comprises seven executive Directors, namely Dr. Fung Yiu Tong, Bennet, Mr. Lee Chik Yuet, Dr. Cho Kwai Chee, Dr. Hui Ka Wah Ronnie, JP, Mr. Cho Kwai Yee, Kevin, Miss. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive Directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

* *For identification purposes only*

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 397)

APPOINTMENT OF NEW DIRECTORS

The Board is pleased to announce that Dr. Cho Kwai Chee ("Dr. Cho") and Dr. Hui Ka Wah Ronnie, *JP*, ("Dr. Hui") have been appointed as executive Directors of the Company with effect from 9 July 2007.

The board (the "Board") of directors (the "Directors") of Hong Kong Health Check and Laboratory Holdings Company Limited (the "Company", together with its subsidiaries, the "Group") is pleased to announce that Dr. Cho Kwai Chee ("Dr. Cho") and Dr. Hui Ka Wah Ronnie, *JP*, ("Dr. Hui") have been appointed as executive Directors of the Company with effect from 9 July 2007.

APPOINTMENT OF EXECUTIVE DIRECTORS

1. **Dr. Cho,** aged 43, graduated from the University of Hong Kong and holds the qualifications of MBBS (HK), FHKCFP, FRACGP, DCH (London), DCH (RCP&SI) and DCH (Glasgow). He is also the Permanent President of Hong Kong Shatin Industries and Commerce Association Limited and the District President of Yau Tsim District of Scout Association of Hong Kong. Dr. Cho is responsible for directing the Group's overall business and development strategies. He is the brother of Mr. Cho Kwai Yee, Kevin who is an executive Director. Dr. Cho is also an executive director of Town Health International Holdings Company Limited ("Town Health"), the issued shares of which are listed on the Growth Enterprise Market ("GEM Board") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

   Save as disclosed above, Dr. Cho did not hold any directorship in other public listed company or any other position with the Company and other members of the Group in the past three years.

   Save as disclosed above, Dr. Cho does not have any relationship with other directors, senior management, substantial or controlling shareholders of the Company. Furthermore, as Dr. Cho owns 50.1% beneficial interest in Broad Idea International Limited which in turn holds approximately 46.81% of the issue share capital of Town Health, and Town Health is deemed to have interest

in 3,463,414,634 underlying shares of the Company, Dr. Cho is also taken to be interested in 3,463,414,634 underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance as at the date of this announcement.

There is no service contract entered into between the Company and Dr. Cho. He will have no fixed term of service with the Company but he will be subject to retirement by rotation and re-election at general meeting of the Company in accordance with the bye-laws of the Company. Dr. Cho. is not entitled to receive any fixed emolument but is entitled to a discretionary bonus dependent on the financial results of the Group and his performance.

Save as disclosed in this announcement, the Company is not aware of any other matters that need to be brought to the attention of the holders of securities of the Company in relation to his appointment nor is there any information to be disclosed by the Company pursuant to any of the requirements under the provisions of Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules").

2. **Dr. Hui,** aged 43, graduated from The University of Hong Kong and holds the qualifications of MBBS (HK), MRCP (UK), DCH (Ireland), DCH (Glasgow), FHKAM (Paed), FHKC Paed and CFA Charterholder. Dr. Hui is a specialist in Paediatrics and is the Principal of a private medical clinic in Hong Kong since 1991. Dr. Hui is also an independent non-executive director of CASH Financial Services Group Limited, E2-Capital (Holdings) Limited and Winbox International (Holdings) Limited, the issued shares of which are listed on the GEM board and Main Board of the Stock Exchange respectively. Dr Hui had once been the independent non-executive director of CASH Retail Management Group Ltd which is listed in Main Board of the Stock Exchange from March 2004 till February 2006.

   Save as disclosed above, Dr. Hui did not hold any directorship in other public listed company or any other position with the Company and other members of the Group in the past three years.

   Dr. Hui does not have any relationship with other directors, senior management, substantial or controlling shareholders of the Company. Furthermore, Dr. Hui has no interest in the securities of the Company within the meaning of Part XV of the Securities and Futures Ordinance as at the date of this announcement.

   There is no service contract entered into between the Company and Dr. Hui. He will have no fixed term of service with the Company but he will be subject to retirement by rotation and re-election at general meeting of the Company in accordance with the bye-laws of the Company. Dr. Hui is entitled to (i) an annual emolument of HK$120,000 which is determined by Board with reference to his duties and responsibilities with the Company; and (ii) a discretionary bonus which will depend on the financial results of the Company and his performance.

   Save as disclosed in this announcement, the Company is not aware of any other matters that need to

be brought to the attention of the holders of securities of the Company in relation to his appointment nor is there any information to be disclosed by the Company pursuant to any of the requirements under the provisions of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

The Board would like to express its warmest welcome to both Dr. Cho and Dr. Hui.

By Order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Siu Kam Chau
Executive Director

Hong Kong, 9 July 2007

* *For identification purposes only*

As at the date of this announcement, the Board comprises seven executive Directors, namely Dr. Fung Yiu Tong, Bennet, Mr. Lee Chik Yuet, Dr. Cho Kwai Chee, Dr. Hui Ka Wah Ronnie, JP, Mr. Cho Kwai Yee, Kevin, Miss Choi Ka Yee, Crystal, and Mr. Siu Kam Chau and three independent non-executive Directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hong Kong Health Check and Laboratory Holdings Company Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 397)

DISCLOSEABLE TRANSACTION: COOPERATION AGREEMENT

25 July 2007

* *for identification purposes only*

CONTENTS

Page

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"Board"	the board of Directors
"Company"	Hong Kong Health Check and Laboratory Holdings Company Limited, a company incorporated in Bermuda with limited liability and the issued Shares of which are listed on the Stock Exchange
"Cooperation Agreement"	the agreement dated 12 July 2007 and entered into between the Group and the PRC Partner in relation to the Project
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	20 July 2007, being the latest practicable date for ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China, which for the purpose of this circular, excludes Hong Kong, Macau Special Administrative Region and Taiwan
"PRC Partner"	National Centre of Traditional Chinese Medicine ("中國中醫藥科技開發交流中心"), which is principally engaged in the provision of information and the promotion of Chinese medicine
"Project"	the development of health check and medical diagnostic centres in the PRC
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	the Securities and Futures Ordinance (Chapter 571 of Laws of Hong Kong)

"Shareholder(s)"	holder(s) of the ordinary share(s) of HK$0.01 each in the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"%"	per cent.

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*
(incorporated in Bermuda with limited liability)
(Stock Code: 397)

Executive Directors:
Dr. Fung Yiu Tong, Bennet *(Chairman)*
Mr. Lee Chik Yuet *(Vice Chairman)*
Dr. Cho Kwai Chee
Dr. Hui Ka Wah Ronnie, *JP*
Mr. Cho Kwai Yee, Kevin
Miss Choi Ka Yee, Crystal
Mr. Siu Kam Chau

Independent non-executive Directors:
Mr. Chan Chi Yuen
Mr. Lo Chun Nga
Mr. Chik Chi Man

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal Place of Business in Hong Kong:
Shop 2B & 2C, Level 1
Hilton Plaza Commercial Centre
3-9 Shatin Centre Street
Shatin, New Territories
Hong Kong

25 July 2007

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION: COOPERATION AGREEMENT

INTRODUCTION

On 13 July 2007, the Board announced that the Cooperation Agreement was entered into on 12 July 2007 for the joint development of health check and medical diagnostic centres in the PRC pursuant to which the Group is committed to contribute not less than HK$20,000,000 for the Project.

The purpose of this circular is to provide you with further details of the Cooperation Agreement and other general information of the Group.

* *for identification purposes only*

THE COOPERATION AGREEMENT

Date: 12 July 2007

Parties

(A) National Centre of Traditional Chinese Medicine ("中國中醫藥科技開發交流中心"), an organization managed by the State Administration of Traditional Chinese Medicine ("國家中醫藥監管局") and an independent third party which is independent of and not connected with the Company and its connected persons (as defined in the Listing Rules) and is not a connected person as defined in the Listing Rules of the Company; and

(B) Charm Advance Limited, a wholly owned subsidiary of the Company.

Contents

Pursuant to the Cooperation Agreement, the parties agreed to jointly develop health check and medical diagnostic centres in the PRC for the provisions of services to the citizens of the PRC for an initial term of 10 years. All profit and loss from the Project (after tax) shall be shared as to 75% by the Group and as to 25% by the PRC Partner.

The Group shall be responsible for, among other matters:

(a) contributing the total investment of the Project of not less than HK$20,000,000 (which is preliminarily determined based on the present scale of the Project) in which RMB200,000 has been paid to the PRC Partner within a week from the date of the Cooperation Agreement for meeting its initial running expenses;

(b) the supply of high-technological equipment and expertise;

(c) the business development including the determination of the scale and location of the centres;

(d) paying the 25% share of the profit after tax of the Project or RMB300,000, whichever is higher, to the PRC Partner annually for the first two years after the commencement date of the Project; and

(e) complying with all the laws and regulations imposed by the PRC government and regulatory bodies in full.

The PRC Partner shall be responsible for, among other matters:

(a) the provision of latest information on 160 major Chinese medical specialist hospitals managed by State Administration of Traditional Chinese Medicine ("國家中醫藥監管局") in the PRC;

(b) assisting the Group to obtain the relevant licences and permits in the PRC for the operation of the Project;

(c) assisting the Group to develop an one-stop Chinese medical health consultancy services by the provision of the suitable testing locations among its 3,000 Chinese medical hospitals;

(d) assisting the Group for the promotion and publicity work in the PRC; and

(e) assisting the Group to commence the operation of the Project within two months from the date of the Cooperation Agreement.

The Group shall have the first right of refusal for any project similar to the Project as may be conducted by the PRC Partner in future.

REASONS FOR THE COOPERATION

The Group had previously been principally engaged in the manufacturing and sales of garment in the PRC and the Group has now diversified into healthcare business by (i) commencing establishment of its own new health centres in Hong Kong; and (ii) acquiring some established health check centres in Hong Kong for the provision of health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services to the public.

The Project represents the first step for the Group to develop and expand its business in the PRC. Given the mass population and the growing demand for health related services in the PRC, the Project will enable the Group to broaden its scope of services to a fast growing and developing country. With the participation by the PRC Partner, it will facilitate the Group to obtain the necessary licenses for its business development in the PRC. The extensive hospital network of the PRC Partner can also provide the Group with a tremendous and stable source of customers to the diagnostic centers opened by the Group in the PRC. In addition, the PRC Partner has an internet platform which links up with the Group's membership net for information communication and renders cross-border business opportunities. It is the present intention of the Group to contribute up to HK$20,000,000 for the Project. The HK$20,000,000 contribution therefore represents the maximum capital commitment on the part of the Company and it does not have the effect on the assets and liabilities of the Group until the contribution is materialised. As the Project is yet to be implemented, it is too early to assess the effect on the earnings of the Group. Should the Group be required to contribute more than HK$20,000,000 for the Project, the Company will issue further announcement in compliance with the Listing Rules as and when necessary.

The Directors consider that the terms of the Cooperation Agreement, being negotiated on an arm length basis, are fair and reasonable and that the Project is in the interest of the Company and the Shareholders as a whole.

GENERAL

The Cooperation Agreement constitutes a discloseable transaction on the part of the Company under Chapter 14 of the Listing Rules.

GENERAL INFORMATION

Your attention is drawn to the information set out in the appendix to this Circular.

Yours faithfully
For and on behalf of the Board of
Hong Kong Health Check and Laboratory Holdings Company Limited
Siu Kam Chau
Executive Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement in this circular misleading.

2. DISCLOSURE OF INTERESTS

(a) Directors' interests and short position in the securities of the Company and its associated corporations

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register maintained by the Company referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in the Listing Rules, to be notified to the Company and the Stock Exchange, were as follows:

Long positions in Shares

	Number of Shares held, capacity and nature of interest					Approximate percentage of the issued share capital of the Company as at the Latest Practicable Date
Name of Director	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total	
Miss Choi Ka Yee, Crystal *(Note 1)*	–	–	100,000,000	–	100,000,000	2.57%
Dr. Cho Kwai Chee *(Note 2)*	–	–	3,463,414,634	–	3,463,414,634	88.86%

Notes:

1. Miss Choi Ka Yee, Crystal is taken to be interested in those Shares in which Central View International Limited, a company wholly and beneficially owned by her, is interested.

2. Dr. Francis Choi Chee Ming and Mr. Cho Kwai Chee own 49.9% and 50.1% beneficial interest in Broad Idea International Limited respectively. Broad Idea International Limited holds 51.56% of the issued share capital of Town Health International Holdings Company Limited. Dr. Francis Choi Chee Ming and Mr. Cho Kwai Chee are therefore taken to be interested in the underlying Shares in which Top Act Group Limited, the indirect wholly-owned subsidiary of Town Health International Holdings Company Limited, holds an interest.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions he/she was taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register maintained by the Company referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listing Issuers in the Listing Rules, to be notified to the Company and the Stock Exchange.

(b) Persons who have an interest or short position in the shares or underlying shares of the Company which is discloseable under Divisions 2 and 3 of Part XV of the SFO and substantial shareholders of the Company

Save as disclosed below, as at the Latest Practicable Date, none of the Directors or chief executives knew of any person (not being a Director or chief executive of the Company) who had an interests or short position in Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or held any option in respect of such capital.

Name of Shareholder	Interest in Shares or underlying Shares *(Note 1)*	Approximate percentage of the issued share capital
Broad Idea International Limited *(Note 3)*	3,463,414,634 (L)	88.86 (L)
Dr. Francis Choi Chee Ming *(Note 3)*	3,463,414,634 (L)	88.86 (L)
Top Act Group Limited *(Note 2)*	3,463,414,634 (L)	88.86 (L)
Town Health (BVI) Limited *(Note 2)*	3,463,414,634 (L)	88.86 (L)
Town Health International Holdings Company Limited *(Note 2)*	3,463,414,634 (L)	88.86 (L)
Atlantis Investment Management Ltd.	186,140,000 (L)	6.53 (L)
ABN AMRO Holding N.V.	180,000,000 (L)	5.28 (L)

Notes:

1. The interest is a long position in Shares.

2. Town Health International Holdings Company Limited, through its wholly-owned subsidiary Town Health (BVI) Limited, is taken to be interested in the underlying Shares in which Top Act Group Limited, a wholly-owned subsidiary of Town Health (BVI) Limited, holds an interest.

3. Dr. Francis Choi Chee Ming and Mr. Cho Kwai Chee own 49.9% and 50.1% beneficial interest in Broad Idea International Limited respectively. Broad Idea International Limited holds 51.56% of the issued share capital of Town Health International Holdings Company Limited. Dr. Francis Choi Chee Ming and Mr. Cho Kwai Chee are therefore taken to be interested in the underlying Shares in which Top Act Group Limited, the indirect wholly-owned subsidiary of Town Health International Holdings Company Limited, holds an interest.

3. COMPETING INTEREST

As at the Latest Practicable Date, none of the Directors and their respective associates were interested in any business, apart from the Group's business, which competes or is likely to compete, either directly or indirectly, with the Group's business.

4. LITIGATION

The Company was a defendant in a lawsuit brought by a supplier in December 1998 claiming for a principal sum of approximately HK$1,962,000 together with interest and costs thereon relating to a guarantee in respect of a credit facility granted to RCR Electronics Manufacturing Limited, a former subsidiary of the Company. The Company filed a defence in March 1999 in response to the claim and since then, the supplier has taken no further action against the Company. Since the outcome of the litigation could not be determined with reasonable certainty at this stage, no provision has been made in the financial statements of the Group.

Save as disclosed above, neither the Company nor any other member of the Group is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened against the Company or any other member of the Group as at the Latest Practicable Date.

5. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation other than statutory compensation).

6. GENERAL

(a) The registered office of the Company is at Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

(b) The principal place of business of the Company in Hong Kong is at Shop 2B & 2C, Level 1, Hilton Plaza Commercial Centre, 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong.

(c) The branch share registrar and transfer office of the Company in Hong Kong is Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong.

(d) The company secretary and qualified accountant of the Company are Mr. Siu Kam Chau who is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants. He is also a certified public accountant (practising).

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

DESPATCH OF CIRCULAR

The Circular in relation to the very substantial acquisition for the entire issued share capital of Speedco Pacific Limited will be despatched on 25 July 2007.

Reference is made to the press announcement (the "**Announcement**") issued by the Company dated 13 June 2007 in relation to the very substantial acquisition for the entire issued share capital of Speedco Pacific Limited (the "**Transaction**") and the subsequent announcement of the Company dated 4 July 2007 for the delay in despatch of the circular in relation to the Transaction. Capitalised terms used in this announcement shall have the same meanings as those defined in the Announcement unless otherwise stated.

The Board is pleased to announce that the circular (the "**Circular**") containing, among other things, details of the Transaction, the information regarding the Target Group and the notice of the SGM will be despatched to the Shareholders on 25 July 2007.

Pursuant to a supplemental agreement entered into between the Vendor and the Purchaser, it is agreed that the Call Option be cancelled and that the long-stop date for fulfilling all the conditions precedent to the Sale and Purchase Agreement has been extended to 31 August 2007 as the Call Option will be further negotiated between the parties. Accordingly, no resolution will be proposed at the SGM for approving the possible very substantial disposal in relation to the grant and exercise of the Call Option. The Directors considered that the amendments under the supplemental agreement are fair and reasonable.

Shareholders should note that at the SGM, no resolution will also be proposed for approving the possible very substantial acquisition in relation to the intended General Offer as it seems that it is too pre-mature to obtain the shareholders' approval at this stage. Separate announcement and circular will be issued by the Company as and when required under the Listing Rules in the event the General Offer is materialised.

By Order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Siu Kam Chau
Executive Director

Hong Kong, 24 July 2007

* *For identification purposes only*

At the date of this announcement, the Board comprises seven executive Directors, namely Dr. Fung Yiu Tong, Bennet, Mr. Lee Chik Yuet, Dr. Cho Kwai Chee, Dr. Hui Ka Wah, Ronnie, JP, Mr. Cho Kwai Yee, Kevin, Miss. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive Directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED

香港體檢及醫學診斷控股有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 397)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting of Hong Kong Health Check And Laboratory Holdings Company Limited (the "Company") will be held at Shop No. 1A-1C, Level 1, Hilton Plaza Commercial Centre, 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong on Monday, 13 August 2007 at 9:00 a.m. for the purpose of considering and, if thought fit, passing the following resolutions as ordinary resolutions of the Company:

ORDINARY RESOLUTIONS

1. **"THAT**

    (a) the sale and purchase agreement (the "**Sale and Purchase Agreement**") (a copy of which has been produced to this meeting marked "A" and signed by the chairman of this meeting for the purpose of identification) dated 8 June 2007 (as supplemented on 24 July 2007) and made between Charm Advance Limited, being a wholly-owned subsidiary of the Company, as purchaser and Leung Tze Ching as vendor in relation to the acquisition of one ordinary share of US$1.00 in the share capital of Speedco Pacific Limited for a consideration of HK$23,356,661.90 and the transactions contemplated thereby be and are hereby approved, confirmed and ratified; and

    (b) any one of more directors of the Company be and are hereby authorised to do all such things and execute all such documents as they consider necessary or expedient for the purposes of giving effect to the Sale and Purchase Agreement, and the implementation of all transactions contemplated thereby."

2. "**THAT** Mr. Chik Chi Man be and is hereby re-elected as independent non-executive director of the Company with immediate effect."

3. "**THAT** Mr. Lee Chik Yuet be and is hereby re-elected as executive director of the Company with immediate effect."

4. "**THAT** Dr. Cho Kwai Chee be and is hereby re-elected as executive director of the Company with immediate effect."

5. "**THAT** Dr. Hui Ka Wah, Ronnie JP be and is hereby re-elected as executive director of the Company with immediate effect."

By order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Fung Yiu Tong, Bennet
Chairman

Hong Kong, 25 July 2007

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal Place of Business in Hong Kong:
Shop 2B & 2C, Level 1
Hilton Plaza Commercial Centre
3-9 Shatin Centre Street
Shatin, New Territories
Hong Kong

Notes:

1. A member of the Company entitled to attend and vote at the special general meeting (the "SGM") convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead in accordance with the Company's articles of association. A proxy need not be a member of the Company.

2. A form of proxy for use at the SGM is enclosed herewith. To be valid, a form of proxy and the power of attorney or other authority (if any) under which it is signed or a certified copy thereof must be deposited at the share registrar of the Company, Tengis Limited, 26/F Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not later than 48 hours before the time appointed for holding the SGM or any adjournment thereof, as the case may be. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the SGM or any adjournment thereof, should he so wish.

3. Where there are joint registered holders of any share, any one of such persons may vote at the SGM, either in person or by proxy, in respect of such share as if he was solely entitled thereto; but if more than one of such joint holders are present at the SGM in person or by proxy, that one of the said persons so present whose name stands first on the register of member of the Company in respect of such share shall alone be entitled to vote in respect thereof.

At the date of this announcement, the Board comprises seven executive Directors, namely Dr. Fung Yiu Tong, Bennet, Mr. Lee Chik Yuet, Dr. Cho Kwai Chee, Dr. Hui Ka Wah, Ronnie, JP, Mr. Cho Kwai Yee, Kevin, Miss. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive Directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

* *for identification purposes only*

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hong Kong Health Check and Laboratory Holdings Company Limited (the "Company"), you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED

香港體檢及醫學診斷控股有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 397)

VERY SUBSTANTIAL ACQUISITION – ACQUISITION OF MEDICAL RELATED BUSINESS; AND RE-ELECTION OF DIRECTORS

A notice convening a special general meeting of the Company to be held at Shop No. 1A-1C, Level 1, Hilton Plaza Commercial Centre, 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong on Monday, 13 August 2007 at 9:00 a.m. is set out on pages 14 to 15 of this circular. A form of proxy for use at the special general meeting is also accompanied with this circular. Whether or not you are able to attend the meeting, you are requested to complete the accompanying proxy form in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong at Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be). Completion and return of the accompanying proxy form will not preclude you from attending and voting in person at the meeting or any adjournment thereof (as the case may be) should you so wish.

25 July 2007

* *for identification purposes only*

CONTENTS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"Acquisition"	the proposed acquisition by the Group of approximately 47.99% equity interest in Group Benefit pursuant to the Sale and Purchase Agreement
"Board"	the board of Directors
"Company"	Hong Kong Health Check and Laboratory Holdings Company Limited, a company incorporated in Bermuda with limited liability and the issued Shares of which are listed on the Stock Exchange
"Completion"	completion of the Acquisition
"Directors"	directors of the Company
"Enlarged Group"	the Group enlarged by the Target Group immediately after Completion
"GAAP"	generally accepted accounting principles
"General Offer"	the general offer made by the Group to acquire the remaining equity interest in Group Benefit from all the shareholders of Group Benefit (other than Speedco and the shares of Group Benefit which are already beneficially owned or to be acquired by the Group) on terms and conditions similar to the Sale and Purchase Agreement
"Group"	the Company and its subsidiaries
"Group Benefit"	Group Benefit Development Limited, a private company incorporated in Hong Kong with limited liability
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Latest Practicable Date"	24 July 2007, being the latest practicable date for ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the Peoples' Republic of China, which for the purpose of this circular, excludes Hong Kong, Macau Special Administrative Region and Taiwan

"Purchaser"	Charm Advance Limited, an indirect wholly owned subsidiary of the Company incorporated in the British Virgin Islands with limited liability
"Sale and Purchase Agreement"	the conditional sale and purchase agreement dated 8 June 2007, as supplemented on 24 July 2007, and entered into between the Purchaser and the Vendor in relation to the Acquisition
"SFO"	the Securities and Futures Ordinance (Chapter 571 of Laws of Hong Kong)
"SGM"	the special general meeting of the Company to be convened to approve, amongst other things, the Sale and Purchase Agreement and the transactions contemplated thereunder
"Share(s)"	ordinary share(s) of HK$0.01 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Speedco"	Speedco Pacific Limited, a company incorporated in the British Virgin Islands and is the registered and beneficial owner of 1,633,333 shares of HK$1.00 each in Group Benefit
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Target Group"	Group Benefit and its subsidiaries
"Vendor"	Dr. Leung Tze Ching, the beneficial owner of Speedco
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"US$"	United States dollars, the lawful currency of United States of America
"%"	per cent.

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*
(incorporated in Bermuda with limited liability)
(Stock Code: 397)

Executive Directors:
Dr. Fung Yiu Tong, Bennet *(Chairman)*
Mr. Lee Chik Yuet *(Vice Chairman)*
Dr. Cho Kwai Chee
Dr. Hui Ka Wah, Ronnie *JP*
Mr. Cho Kwai Yee, Kevin
Miss Choi Ka Yee, Crystal
Mr. Siu Kam Chau

Independent non-executive Directors:
Mr. Chan Chi Yuen
Mr. Lo Chun Nga
Mr. Chik Chi Man

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal Place of Business in Hong Kong:
Shop 2B & 2C, Level 1
Hilton Plaza Commercial Centre
3-9 Shatin Centre Street
Shatin, New Territories
Hong Kong

25 July 2007

To the Shareholders

Dear Sir or Madam,

VERY SUBSTANTIAL ACQUISITION – ACQUISITION OF MEDICAL RELATED BUSINESS; AND RE-ELECTION OF DIRECTORS

INTRODUCTION

On 13 June 2007, the Board announced that the Purchaser, a wholly-owned subsidiary of the Company, entered into the Sale and Purchase Agreement with the Vendor for the Acquisition.

The Board announced on 23 October 2006 the appointment of Mr. Chik Chi Man as independent non-executive Director with effect from 23 October 2006. The Board also announced on 13 March 2007 the appointment of Mr. Lee Chik Yuet as executive Director with effect from 13 March 2007. The Board also announced on 9 July 2007 the appointment of Dr. Cho Kwai Chee and Dr. Hui Ka Wah, Ronnie as executive Directors with effect from 9 July 2007.

* *for identification purposes only*

The purpose of this circular is to provide you with further details of the Sale and Purchase Agreement, the re-election of Mr. Chik Chi Man, Mr. Lee Chik Yuet, Dr. Cho Kwai Chee and Dr. Hui Ka Wah, Ronnie as Directors, the financial and general information of the Group, the accountants' report of the Target Group, the pro forma financial information of the Enlarged Group, and the notice of SGM.

(A) SALE AND PURCHASE AGREEMENT

Date: 8 June 2007 (as supplemented on 24 July 2007)

Parties:

Purchaser	Charm Advance Limited, an indirect wholly-owned subsidiary of the Company
Vendor	Dr. Leung Tze Ching

To the best knowledge, information and belief of the Directors after having made all reasonable inquiries, the Vendor is a third party independent of the Company and its connected persons within the meaning of the Listing Rules.

Assets to be acquired:

One ordinary share of US$1.00 in the share capital of Speedco, representing the entire issued share capital of Speedco. Speedco is the registered and beneficial owner of 1,633,333 shares of HK$1.00 each in Group Benefit, representing approximately 47.99% of the total issued share capital of Group Benefit.

Consideration:

The total consideration for the Acquisition is HK$23,356,661.90 (representing HK$14.3 per each share of Group Benefit) which shall be satisfied in cash in the following manner:

(a). HK$10,000,000 has been paid by the Purchaser as refundable deposit and part payment upon execution of the Sale and Purchase Agreement; and

(b). the remaining HK$13,356,661.90 shall be payable by the Purchaser upon Completion.

The consideration for the Acquisition was determined after an arm's length negotiation between the Group and the Vendor and with reference to, amongst other things, the revenue base and the existing client base of Group Benefit. The Company intends to finance the consideration by the Group's internal financial resources.

Warranties as to net asset value and total liabilities

Pursuant to the Sale and Purchase Agreement, the Vendor warrants to the Purchaser that (i) the consolidated net asset value of the Target Group as at Completion shall not be less than HK$8,000,000 and (ii) the total liabilities of the Target Group as at Completion (or up to the time (the "Relevant Date") when any representative (s) from the Vendor in the board of directors of Group Benefit have been removed as director(s) of Group Benefit or when the Vendor cannot secure the majority of control in the board of directors of Group Benefit) shall not exceed HK$20,000,000.

If the actual audited consolidated net asset value of the Target Group as at Completion is less than HK$8,000,000, the Vendor shall pay the shortfall times 47.99% in cash to the Purchaser.

If the actual audited total liabilities of the Target Group as at Completion (or at the Relevant Date if applicable) exceed HK$20,000,000, the Purchaser shall have an option, exercisable by serving a written notice to the Vendor, to require the Vendor to purchase the one ordinary share of US$1.00 in the share capital of Speedco at the same consideration for the Acquisition.

The warranty of the consolidated net asset value of the Target Group of HK$8,000,000 represents the minimum amount of net asset that the Vendor shall deliver at the time of Completion. Based on the due diligence so far conducted by the Group, up to May 2007, the Target Group still has a net asset value of about HK$26,000,000. Notwithstanding the warranty given by the Vendor on the consolidated net asset value of the Target Group to be just HK$8,000,000, the Directors do expect that the consolidated net asset value of the Target Group at the time of Completion to be not less than HK$24,000,000.

Conditions precedent

Completion of the Sale and Purchase Agreement is conditional upon

(a) the Purchaser being satisfied with the results of a due diligence review;

(b) the warranties under the Sale and Purchase Agreement remaining true, accurate and complete in all respects;

(c) all necessary consents and approvals required to be obtained on the part of the Vendor in respect of the Sale and Purchase Agreement and the transactions contemplated thereunder having been obtained;

(d) if necessary, the passing by the Shareholders at a special general meeting of the Company to be convened and held of the necessary resolutions to approve the Sale and Purchase Agreement and the transactions contemplated thereunder; and

(e) compliance by the Vendor of all his obligations under the Sale and Purchase Agreement, to the extent that the same are required to be performed.

If any of the conditions above is not fulfilled on or 31 August 2007, or such other date as the Purchaser or the Vendor may agree, the Sale and Purchase Agreement shall cease and determinate and all obligations and liabilities of the parties under the Sale and Purchase Agreement shall end and the deposit paid by the Purchaser shall be refunded forthwith except that in such event or in the event that Completion does not take place as a result of the sole default of the Purchaser the Vendor shall be entitled to retain HK$1,000,000 by way of liquidated damages in full and final satisfaction of all and any claims against the Purchaser under the Sale and Purchase Agreement.

As at the Latest Practicable Date, none of the above condition has been fulfilled.

Completion

Completion shall take place on the date falling two business days after the conditions precedent shall have been satisfied.

INFORMATION ON SPEEDCO AND THE TARGET GROUP

Speedco is a company incorporated in the British Virgin Islands with limited liability and is wholly and beneficially owned by the Vendor. Speedco is an investment holding vehicle of the Vendor for the purpose of holding the shares in Group Benefit.

Group Benefit is a company incorporated in Hong Kong with limited liability and is held as to 47.99% by Speedco respectively. The remaining equity interest of Group Benefit is held by third parties independent of the Vendor, the Company and its connected persons within the meaning of the Listing Rules. Before the date of the Sale and Purchase Agreement, the Group has agreed with two shareholders of Group Benefit to acquire a further 29,990 shares of Group Benefit (or approximately 0.88% of the entire issued share capital of Group Benefit) from them at a total consideration of HK$428,857 but the formalities for such transfer have yet to be completed. Group Benefit and its subsidiaries are principally engaged in provision of medical diagnostic scanning and laboratory services in Hong Kong. The Target Group currently has four medical diagnostic centres in Hong Kong.

Set out below are the audited consolidated financial results of Group Benefit and its subsidiaries for each of two years ended 30 November 2006 prepared in accordance with Hong Kong GAAP:

	For the year ended 30 November 2006	**For the year ended 30 November 2005**
	(audited)	(audited)
	HK$'000	*HK$'000*
Turnover	26,111	24,396
Profit before tax	4,769	8,776
Profit after tax	3,974	7,425
Profit after tax and minority interest	3,554	6,151

As at 30 November 2006, the audited consolidated net asset value of Group Benefit and its subsidiaries was approximately HK$24,206,000. As at 31 January 2007, the audited consolidated net asset value of Group Benefit and its subsidiaries was approximately HK$25,809,000.

REASONS FOR THE ACQUISITION

The Group had previously been principally engaged in the manufacturing and sales of garment in the PRC and the Group has now diversified into healthcare business by (i) commencing establishment of its own new health centres in Hong Kong; and (ii) acquiring some established health check centres in Hong Kong for the provision of health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services to the public.

The Target Group is principally engaged in provision of medical diagnostic scanning and laboratory services. As mentioned in the section headed "Information on Speedco and the Target Group" above, before the entering into the Sale and Purchase Agreement, the Group has agreed to acquire the beneficial interest of approximately 0.88% shareholding in Group Benefit. The Acquisition, if completed, will enable the Group to own approximately 48.87% equity interest in the total issued share capital of Group Benefit, being its single largest shareholder. It is the intention of the Group to acquire the remaining equity interest of Group Benefit in the near future. In this regard, the General Offer was made by the Group to acquire the remaining equity interest in Group Benefit from all the shareholders of Group Benefit (other than Speedco and the shares of Group Benefit which are already beneficially owned or to be acquired by the Group) on terms and conditions similar to the Sale and Purchase Agreement (i.e. at HK$14.3 per each share of Group Benefit). The General Offer will involve the payment in cash of up to a maximum of HK$24,882,143 which will be financed by the Group's internal financial resources. The General Offer will be subject to Completion and is expected to be completed within six months from the date of this circular. Further announcement of the Company will be made to inform the public about the results of the General Offer.

The new health check centre offers an integrated one-stop day-time body health check centre providing provision of comprehensive quality health check, advanced diagnostic imaging services, day care observations services and medical laboratory related services to clients. By acquiring the medical diagnostic scanning and laboratory services provided by Group Benefit, the Acquisition will enable the Group to strengthen and broaden its scope of services and technological support to its health check centres. Given Group Benefit enjoys a good reputation in the market with an operating history of more than 18 years, the Acquisition will make a potential competitor as an associated company immediately after Completion (without taking into account any acquisition of shares of Group Benefit under the General Offer) and also better position the Group in the healthcare industry by owning a laboratory testing support company with a long operating record. Currently, Group Benefit is operating four health check centers in Hong Kong, one of which is located in the strategic area of Shatin. Together with the existing eight health centers of the Group, the number of health centers of the Group in Hong Kong would be increased to a total of 12. With the existing clientele of the Target Group as well as its existing revenue base, the Directors believe that the Group will be able to increase the referral base, enlarge its range and location of services especially laboratory services, strengthen its market position and even expand its market share in health check related industry by way of the Acquisition. Group Benefit also owns good quality properties for the operation of health check centers. Synergy effect to both the Group and Target Group is also expected to result from the Acquisition as the services provided by the Group and the Target Group will complement to each other. The Directors consider that the terms of the Sale and Purchase Agreement, being negotiated on an arm length basis, are fair and reasonable and that the Acquisition is in the interest of the Company and the Shareholders as a whole.

FINANCIAL EFFECT OF THE ACQUISITION

Immediately after Completion, Speedco will become a wholly owned subsidiary of the Company whose results, assets and liabilities will be consolidated into the books of the Company, and the Target Group will become associated companies of the Company whose results, assets and liabilities will be equity accounted for by the Company. Depending on the results of the General Offer, the Target Group may become subsidiaries of the Company in which case the results, assets and liabilities of the Target Group will be consolidated into the books of the Company.

(B) RE-ELECTION OF DIRECTORS

As announced by the Board by way of announcement dated 23 October 2006, 13 March 2007 and 9 July 2007, Mr. Chik Chi Man was appointed as independent non-executive Director with effect from 23 October 2006, Mr. Lee Chik Yuet was appointed as executive Director with effect from 13 March 2007, and Dr. Cho Kwai Chee and Dr. Hui Ka Wah, Ronnie *JP* were appointed as executive Directors with effect from 9 July 2007.

Pursuant to bye-law 102(B) of the Bye-laws of the Company and Code A.4.2 of the Code on Corporate Governance Practices of the Listing Rules, all Directors appointed as an addition to the Board shall be subject to re-election by the Shareholders at the first general meeting after their appointment. Accordingly, Mr. Chik Chi Man, Mr. Lee Chik Yuet, Dr. Cho Kwai Chee and Dr. Hui Ka Wah, Ronnie shall offer themselves for re-election as executive Directors at the SGM.

Particulars of Mr. Chik Chi Man, Mr. Lee Chik Yuet, Dr. Cho Kwai Chee and Dr. Hui Ka Wah, Ronnie *JP* are set out below:

1. Mr. Chik Chi Man, aged 53, an independent non-executive Director, who has over 38 years experience in the building and construction industry in Hong Kong. Mr. Chik is currently the Vice Chairman of Sha Tin East District Scout Council and also the treasury of the committee in Sha Tin District of the Friends of the Community Chest. In July 2006, Mr. Chik has been awarded the Chief Executive's Commendation for Community Service by The Government of Hong Kong.

   Mr. Chik did not hold any directorship in other public listed company nor any other position with the Company and other members of the Group in the past three years. He does not have any relationship with other Directors, senior management, substantial or controlling shareholders of the Company. Furthermore, Mr. Chik has no interest in the securities of the Company within the meaning of Part XV of the SFO as at the Latest Practicable Date.

   There is no service contract entered into between the Company and Mr. Chik. He will have no fixed term of service with the Company but will be subject to retirement by rotation and re-election at general meeting of the Company in accordance with the Bye-laws. Mr. Chik is entitled to an annual emolument of HK$24,000 which is determined by the Board with reference to his duties and responsibilities with the Company.

   Save as disclosed, Mr. Chik is not aware of any other matters that need to be brought to the attention of the holders of securities of the Company nor is there any information to be disclosed by the Company pursuant to any of the requirements under the provisions of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

2. Mr. Lee Chik Yuet, aged 53, an executive Director and deputy chairman of the Company, who graduated from The Chinese University of Hong Kong with a bachelor degree in Social Science. He also holds a bachelor degree and a master degree in Laws from The University of Hong Kong. Before joining the Company in March 2007, Mr. Lee had been a practicing solicitor for more than 13 years in Hong Kong specialized in commercial, corporate finance and investment laws in Hong Kong and the mainland China.

   Mr. Lee did not hold any directorship in other public listed company or any other position with the Group in the past three years. He does not have any relationship with other Directors, senior management, substantial or controlling shareholders of the Company. Furthermore, Mr. Lee has no interest in the securities of the Company within the meaning of Part XV of the SFO as at the Latest Practicable Date.

There is no service contract entered into between the Company and Mr. Lee. Mr. Lee will have no fixed term of service with the Company but he will be subject to retirement by rotation and re-election at general meeting of the Company in accordance with the Bye-laws. Mr. Lee is entitled to (i) an annual emolument of HK$1,500,000 which is determined by Board with reference to his duties and responsibilities with the Company; and (ii) a discretionary bonus which will depend on the financial results of the Company and on his performance.

Save as disclosed, Mr. Lee is not aware of any other matters that need to be brought to the attention of the holders of securities of the Company nor is there any information to be disclosed by the Company pursuant to any of the requirements under the provisions of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

3. Dr. Cho Kwai Chee, aged 43, graduated from the University of Hong Kong and holds the qualifications of MBBS (HK), FHKCFP, FRACGP, DCH (London), DCH (RCP&SI) and DCH (Glasgow). He is also the Permanent President of Hong Kong Shatin Industries and Commerce Association Limited. Dr. Cho is responsible for directing the Group's overall business and development strategies. He is the brother of Mr. Cho Kwai Yee, Kevin. Dr. Cho is also an executive director of Town Health International Holdings Company Limited ("Town Health"), the issued shares of which are listed on the Growth Enterprise Market ("GEM Board") of the Stock Exchange.

Save as disclosed above, Dr. Cho did not hold any directorship in other public listed company or any other position with the Company and other members of the Group in the past three years.

Save as disclosed above, Dr. Cho does not have any relationship with other directors, senior management, substantial or controlling shareholders of the Company. Furthermore, as Dr. Cho owns 50.1% beneficial interest in Broad Idea International Limited which in turn holds approximately 46.81% of the issue share capital of Town Health, and Town Health is deemed to have interest in 3,463,414,634 underlying shares of the Company, Dr. Cho is also taken to be interested in 3,463.414,634 underlying shares of the Company within the meaning of Part XV of the SFO as at the Latest Practicable Date.

There is no service contract entered into between the Company and Dr. Cho. He will have no fixed term of service with the Company but he will be subject to retirement by rotation and re-election at general meeting of the Company in accordance with the bye-laws of the Company. Dr. Cho. is not entitled to receive any fixed emolument but is entitled to a discretionary bonus dependent on the financial results of the Group and on his performance.

Save as disclosed above, the Company is not aware of any other matters that need to be brought to the attention of the holders of securities of the Company in relation to his appointment nor is there any information to be disclosed by the Company pursuant to any of the requirements under the provisions of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

4. Dr. Hui Ka Wah, Ronnie *JP*, aged 43, graduated from The University of Hong Kong and holds the qualifications of MBBS (HK), MRCP (UK), DCH (Ireland and Glasgow), FHKAM (Paed), FHKC Paed and CFA Charterholder. Dr. Hui is a specialist in Paediatrics and is the Principal of a private medical clinic in Hong Kong since 1991. Dr. Hui is also an independent non-executive director of CASH Financial Services Group Limited, E2-Capital (Holdings) Limited and Winbox International (Holdings) Limited, the issued shares of which are listed on the GEM Board and Main Board of the Stock Exchange respectively. Dr Hui had once been the independent non-executive director of CASH Retail Management Group Ltd which is listed in Main Board of the Stock Exchange from March 2004 till February 2006.

   Save as disclosed above, Dr. Hui did not hold any directorship in other public listed company or any other position with the Company and other members of the Group in the past three years.

   Dr. Hui does not have any relationship with other directors, senior management, substantial or controlling shareholders of the Company. Furthermore, Dr. Hui has no interest in the securities of the Company within the meaning of Part XV of the SFO as at the Latest Practicable Date.

   There is no service contract entered into between the Company and Dr. Hui. He will have no fixed term of service with the Company but he will be subject to retirement by rotation and re-election at general meeting of the Company in accordance with the bye-laws of the Company. Dr. Hui is entitled to (i) an annual emolument of HK$120,000 which is determined by Board with reference to his duties and responsibilities with the Company; and (ii) a discretionary bonus which will depend on the financial results of the Company and on his performance.

   Save as disclosed in this announcement, the Company is not aware of any other matters that need to be brought to the attention of the holders of securities of the Company in relation to his appointment nor is there any information to be disclosed by the Company pursuant to any of the requirements under the provisions of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

LISTING RULES IMPLICATIONS

The Acquisition constitutes a very substantial acquisition on the part of the Company under Chapter 14 of the Listing Rules which requires the approval by the Shareholders at the SGM. The intended General Offer may constitute a further very substantial acquisition on the part of the Company under Chapter 14 of the Listing Rules which requires the approval by the Shareholders at the SGM. As the General Offer may or may not be materialised, separate announcement and circular will be issued by the Company as and when required under the Listing Rules. Separate approval will also be obtained from the Shareholders in respect of the intended General Offer in the general meeting to be convened where necessary. No Shareholder shall be required to abstain from voting at the SGM. The SGM will be convened and held for the Shareholders to consider and, if thought fit, to approve the Sale and Purchase Agreement and the transactions contemplated thereunder.

There was no (i) voting trust or other agreement or arrangement or understanding entered into by or binding upon any Shareholders; or (ii) obligation or entitlement whereby any Shareholders had or might have temporarily or permanently passed control over the exercise of the voting rights in respect of their Shares to a third party, either generally or on a case-by-case basis as at the Latest Practicable Date.

There is no discrepancy between the beneficial shareholding interest of any Shareholders in the Company as disclosed in this circular and the numbers of Shares in respect of which they will control or will be entitled to exercise control over the voting rights at the SGM.

A form or proxy for use at the SGM is enclosed. Whether or not the Shareholders are able to attend the SGM in person, they are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company's branch share registrar in Hong Kong, Tengis Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible but in any event not less than 48 hours before the time for holding of the SGM or any adjournment thereof. Return of the form of proxy will not preclude Shareholders from attending and voting in person at the SGM or any adjournment thereof should they so wish.

POLL PROCEDURE

According to bye-law 70 of the Bye-laws, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded by:

(a) the chairman of the meeting; or

(b) at least three Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) any Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the rights to vote at the meeting; or

(d) any Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and holding Shares in the Company conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

A demand by a person as proxy for a Shareholder or, in case of a Shareholder being a corporation, by its duly authorised representative shall be deemed to be the same as a demand by a Shareholder.

RECOMMENDATION

The Directors consider that the terms of the Sale and Purchase Agreement are fair and reasonable and the Acquisition and are in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the resolution to be proposed at the SGM to approve the Acquisition and the transactions contemplated, and the re-election of Mr. Chik Chi Man, Mr. Lee Chik Yuet, Dr. Cho Kwai Chee and Dr. Hui Ka Wah, Ronnie as Directors.

FURTHER INFORMATION

Your attention is also drawn to the financial information of the Group, the Target Group and the additional information set out in the appendices to this circular.

Yours faithfully
For and on behalf of the Board of
Hong Kong Health Check and Laboratory Holdings Company Limited
Fung Yiu Tong, Bennet
Chairman

(A) FINANCIAL RESULTS

(a) THREE YEARS FINANCIAL SUMMARY

The financial information set out below are extracted from the audited financial statements of the Group for each of the three years ended 31 March 2006. No qualified opinions were issued by the Company's auditors, HLB Hodgson Impey Cheng, for the years ended 31 March 2006 and 31 March 2004 but a qualified opinion was issued for the year ended 31 March 2005.

The auditor's report issued by HLB Hodgson Impey Cheng as extracted from the annual report of the Company for the financial year ended 31 March 2005 is reproduced on page I-57:

CONSOLIDATED INCOME STATEMENT
For the year ended 31 March

	2006 *HK$'000*	2005 *HK$'000* restated	2004 *HK$'000* restated
Turnover	1,450	4,150	23,117
Cost of sales	(1,381)	(5,010)	(20,917)
Gross profit/(loss)	69	(860)	2,200
Other operating income	1,469	2,599	9,477
Fair value loss on financial assets at fair value through profit or loss	(1,260)	–	–
Net unrealized holding losses on other investments	–	(10,317)	–
Impairment losses	(36,579)	–	–
Loss on disposal of subsidiaries	–	(13)	–
Administrative expenses	(5,638)	(17,081)	(9,954)
Finance costs	(3,407)	(3,087)	(1,601)
Loss/Profit before taxation	(45,346)	(28,759)	122
Taxation	–	(10)	(26)
Minority interest	–	–	7
(Loss)/profit for the year attributable to the equity holders of the Company	(45,346)	(28,769)	103
Dividends	–	–	–
(Loss)/earnings profit per share			
Basic	(4.9) cents	(3.9) cents	0.02 cents
Diluted	(4.9) cents	(3.8) cents	N/A

There were no extraordinary or exceptional items during the years ended 31 March 2004, 2005 and 2006 and no dividends were declared or paid during the years ended 31 March 2004, 2005 and 2006.

	Consolidated balance sheet As at 31 March		
	2006	2005	2004
	HK$'000	*HK$'000*	*HK$'000*
Non-current assets			
Property, plant and equipment	12	10,991	20,021
Current assets			
Inventories	–	6	399
Trade and other receivables	22,765	41,859	50,540
Investments in securities	16,170	17,430	29,426
Bank balances and cash	47,202	2,146	15,157
	86,137	61,441	95,522
Less: Current liabilities			
Trade and other payables	5,009	4,772	22,987
Short-term borrowings			
– due within one year	34,993	46,848	49,150
	40,002	51,620	72,137
Net current assets	46,135	9,821	23,385
Total assets less current liabilities	46,147	20,812	43,406
Less: Non-current liabilities			
Convertible Notes I	44,274	–	249
Net assets	1,873	20,812	43,157
Capital and reserves			
Share capital	11,595	8,829	73,580
Reserves	(9,722)	11,983	(30,423)
Equity attributable to the equity holders of the Company	1,873	20,812	43,157
Minority interest	–	–	–
	1,873	20,812	43,157

(b) AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP FOR THE YEAR ENDED 31 MARCH 2006

The following is the audited consolidated financial information of the Group together with accompanying notes as extracted from the annual report of the Company for the year ended 31 March 2006:

CONSOLIDATED INCOME STATEMENT

For the year ended 31 March 2006

	Note	2006 HK$'000	2005 HK$'000
Turnover	7	1,450	4,150
Cost of sales		(1,381)	(5,010)
Gross profit/(loss)		69	(860)
Other operating income	8	1,469	2,599
Fair value loss on financial assets at fair value through profit or loss		(1,260)	–
Net unrealized holding losses on other investments		–	(10,317)
Impairment losses	9	(36,579)	–
Loss on disposal of subsidiaries	11	–	(13)
Administrative expenses		(5,638)	(17,081)
Finance costs	10	(3,407)	(3,087)
Loss before taxation	9	(45,346)	(28,759)
Taxation	15	–	(10)
Loss for the year attributable to the equity holders of the Company	16	(45,346)	(28,769)
Dividends		–	–
Loss per share			
Basic	17	(4.9) cents	(3.9) cents
Diluted	17	(4.9) cents	(3.8) cents

CONSOLIDATED BALANCE SHEET
As at 31 March 2006

	Note	2006 HK$'000	2005 HK$'000
Non-current assets			
Property, plant and equipment	18	12	10,991
Current assets			
Inventories		–	6
Trade and other receivables	20	22,765	41,859
Investments in securities	21	16,170	17,430
Bank balances and cash		47,202	2,146
		86,137	61,441
Less: Current liabilities			
Trade and other payables	22	5,009	4,772
Short-term borrowings – due within one year	23	34,993	46,848
		40,002	51,620
Net current assets		46,135	9,821
Total assets less current liabilities		46,147	20,812
Less: Non-current liabilities			
Convertible Notes I	24	44,274	–
Net assets		1,873	20,812
Capital and reserves			
Share capital	25	11,595	8,829
Reserves	27	(9,722)	11,983
Equity attributable to the equity holders of the Company		1,873	20,812

BALANCE SHEET

As at 31 March 2006

	Note	2006 HK$'000	2005 HK$'000
Non-current assets			
Interests in subsidiaries	19	–	–
Current assets			
Amounts due from subsidiaries	19	64,156	4,174
Other receivables	20	9	8
Bank balances and cash		9,628	1,561
		73,793	5,743
Less: Current liabilities			
Other payables	22	1,752	1,039
Net current assets		72,041	4,704
Total assets less current liabilities		72,041	4,704
Less: Non-current liabilities			
Convertible Notes I	24	44,274	–
Net assets		27,767	4,704
Capital and reserves			
Share capital	25	11,595	8,829
Reserves	27	16,172	(4,125)
Equity attributable to the equity holders of the Company		27,767	4,704

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 March 2006

	2006 *HK$'000*	2005 *HK$'000*
Opening balance of equity	20,812	43,157
Exchange difference on translation of foreign operations	2	–
Net income recognized directly in equity	2	–
Loss for the year attributable to the equity holders of the Company	(45,346)	(28,769)
Total recognized expenses for the year	(45,344)	(28,769)
Issue of shares	10,510	6,621
Share issue expenses	(167)	(197)
Equity component of Convertible Notes I	16,062	–
	26,405	6,424
Closing balance of equity	1,873	20,812

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 March 2006

	Note	2006 *HK$'000*	2005 *HK$'000*
Net cash used in operating activities	*28*	(9,615)	(19,884)
Cash flows from investing activities			
Payments to acquire property, plant and equipment		(12)	(909)
Deposit paid for acquisition of the Equipments		(16,440)	–
Payments to acquire investments in securities		–	(1,176)
Disposal of subsidiaries	*11*	–	1,145
Proceeds from disposal of property, plant and equipment		–	823
Proceeds from disposal of listed securities		–	1,216
Net cash (used in)/generated from investing activities		(16,452)	1,099
Cash flows from financing activities			
Net proceeds from issue of new shares		10,343	6,424
Net proceeds from issue of the Convertible Notes I		60,000	–
New short-term borrowings raised		19,321	47,320
Repayment of short-term borrowings		(19,231)	(47,642)
Repayment of hire-purchase contracts		–	(328)
Net cash generated from financing activities		70,433	5,774
Increase/(decrease) in cash and cash equivalents		44,366	(13,011)
Cash and cash equivalents at beginning of the year		2,146	15,157
Effect of foreign exchange rate changes		690	–
Cash and cash equivalents at end of the year		47,202	2,146
Analysis of the balances of cash and cash equivalents			
Bank balances and cash		47,202	2,146

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 March 2006

1. CORPORATE INFORMATION

Town Health Medical Technology Holdings Company Limited (the "Company") was incorporated in Bermuda with limited liability. The shares of the Company were listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on 13 October 1993.

The Company's registered office is situated at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda, and its principal place of business is situate at Shop 2B & 2C, Level 1, Hilton Plaza Commercial Centre, 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong.

Pursuant to the special resolution passed by the Company's shareholders at the special general meeting of the Company held on 13 February 2006, the name of the Company was changed from "Starbow Holdings Limited" to "Town Health Medical Technology Holdings Company Limited" with effect from 27 February 2006.

The financial statements are presented in Hong Kong dollars, which is also the functional currency of the Company.

The Company is an investment holding company. The Group is principally engaged in the manufacturing and sales of garment in the People's Republic of China (the "PRC"). Details of the Company's subsidiaries are set out in Note 19.

2. CAPITAL RAISING ACTIVITIES

During the year ended 31 March 2006, the Company undertook the following capital raising activities:

(a) CN Subscription Agreement

On 9 December 2005, the Company entered into a conditional convertible notes subscription agreement (the "CN Subscription Agreement") with Top Act Group Limited, a company incorporated in the British Virgin Islands with limited liability and an indirect wholly-owned subsidiary of Town Health International Holdings Company Limited. Pursuant to the CN Subscription Agreement, Top Act Group Limited agreed to subscribe for the convertible notes ("Convertible Notes I") of an aggregate principal amount of HK$60,000,000 (the "CN Subscription"). At the initial conversion price of HK$0.041 per share (subject to adjustments), upon exercise in full of the conversion rights attached to the Convertible Notes I issued under the CN Subscription Agreement, an aggregate of 1,463,414,634 conversion shares would fall to be issued by the Company. The net proceeds from the issuance of convertible notes would be used for the establishment of a new centre for the provision of health check, advanced diagnostic imaging services, day care observation services and medical laboratory related services in Hong Kong and general working capital for the Group.

Details of the CN Subscription were set out in the Company's circular dated 20 January 2006 and the resolutions in respect of the CN Subscription were duly passed by the Company's shareholders at the special general meeting of the Company held on 13 February 2006. Completion of the CN Subscription Agreement took place on 23 February 2006 and the Convertible Notes I were issued on 23 February 2006.

(b) Share Subscription Agreement

On 9 December 2005, the Company entered into a share subscription agreement (the "Share Subscription Agreement") with Central View International Limited, a company incorporated in the British Virgin Islands with limited liability and which is wholly-owned by Ms. Choi Ka Yee, Crystal. Pursuant to the Share Subscription Agreement, Central View International Limited agreed to subscribe for and the Company agreed to allot and issue 100,000,000 new shares for cash consideration at a subscription price of HK$0.038 each (the "Share Subscription"). The aggregate gross and net proceeds from the Share Subscription of approximately HK$3.8 million would be used as general working capital for the Group.

Details of the Share Subscription were set out in the Company's circular dated 20 January 2006 and the resolutions in respect of the Share Subscription were duly passed by the Company's shareholders at the special general meeting of the Company held on 13 February 2006. Completion of the Share Subscription Agreement took place on 23 February 2006 and the 100,000,000 new shares were issued on 23 February 2006. The new shares issued rank pari passu in all respects with all other shares then in issue.

(c) Share Placing Agreement

On 9 December 2005, the Company entered into a share placing agreement (the "Share Placing Agreement") with a placing agent. Pursuant to the Share Placing Agreement, the Company agreed to place, through the placing agent on a best effort basis, 176,580,000 new shares (the "Placing Shares") at a price of HK$0.038 each to not fewer than six independent investors. The net proceeds from the Placing Shares would be used as general working capital for the Group.

Details of the Share Placing were set out in the Company's circular dated 20 January 2006. The Placing Shares were issued on 26 January 2006 pursuant to the general mandate granted to the Company's directors at the annual general meeting of the Company held on 23 August 2005. The new shares issued rank pari passu in all respects with all other shares then in issue.

(d) CN Placing Agreement

On 9 December 2005, the Company entered into a conditional convertible notes placing agreement (the "CN Placing Agreement") with a placing agent. Pursuant to the CN Placing Agreement, the placing agent agreed to place, on a best effort basis, up to an aggregate principal amount of HK$60,000,000 convertible notes ("Convertible Notes II") to not fewer than six independent investors (the "CN Placing").

Details of the CN Placing were set out in the Company's circular dated 20 January 2006 and the resolutions in respect of the CN Placing were duly passed by the Company's shareholders at the special general meeting of the Company held on 13 February 2006. The CN Placing has not yet been completed as at 31 March 2006 and up to the date of approval of these financial statements.

3. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/CHANGES IN ACCOUNTING POLICIES

In the current year, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants that are effective for accounting periods beginning on or after 1 January 2005. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current or prior accounting years are prepared and presented:

Financial instruments

In the current year, the Group has applied HKAS 32 "Financial instruments: Disclosure and Presentation" and HKAS 39 "Financial instruments: Recognition and Measurement". HKAS 32 requires retrospective application. HKAS 39, which is effective for annual periods beginning on or after 1 January 2005, generally does not permit the recognition, derecognition or measurement of financial assets and liabilities on a retrospective basis. The principal effects resulting from the implementation of HKAS 32 and HKAS 39 are summarized below:

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to the classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

Debt and equity securities previously accounted for under the benchmark treatment of Statement of Standard Accounting Practice ("SSAP") 24

By 31 March 2005, the Group classified and measured its debt and equity securities in accordance with the benchmark treatment of Statement of Standard Accounting Practice 24 (SSAP 24). Under SSAP 24, investments in debt or equity securities are classified as "investment securities", "other investments" or "held-to-maturity investments" as appropriate. "Investment securities" are carried at cost less impairment losses (if any) while "other investments" are measured at fair value, with unrealized gains or losses included in profit or loss. "Held-to-maturity investments" are carried at amortized cost less impairment losses (if any). From 1 April 2005 onwards, the Group has classified and measured its debt and equity securities in accordance with HKAS 39.

Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognized in profit or loss and equity respectively. Available-for- sale equity investments that do not have quoted market prices in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost less impairment after initial recognition. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortized cost using the effective interest method after initial recognition.

All investments in securities of the Group as at 31 March 2005 amounting to HK$17,430,000 have been reclassified to "financial assets at fair value through profit or loss" in accordance with HKAS 39 on 1 April 2005. The adoption of this new standard has had no material effect on how the results for the prior accounting years are prepared and presented. Accordingly, no adjustment has been required on 1 April 2005.

Financial assets and financial liabilities other than debt and equity securities

From 1 April 2005 onwards, the Group has classified and measured its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "other financial liabilities". Financial liabilities at fair value through profit or loss are measured at fair value, with changes in fair value being recognized in profit or loss directly. Other financial liabilities are carried at amortized cost using the effective interest method after initial recognition. This change has had no material effect on the results for the current and prior accounting periods.

Share-based payments

In the current year, the Group has applied HKFRS 2 "Share-based Payment" which requires an expense to be recognized where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of share options granted to directors and employees of the Company, determined at the date of grant of the share options, over the vesting period. Prior to the application of HKFRS 2, the Group did not recognize the financial effect of these share options until they were exercised. The Group is required to apply HKFRS 2 retrospectively to share options that were granted after 7 November 2002 and had not yet vested on 1 January 2005. The adoption of this new standard has had no material effect on how the results for the prior accounting years are prepared and presented as all share options granted prior to 1 January 2005 were vested before 1 January 2005. Accordingly, no prior year adjustment has been required.

The HKICPA has issued the following standards and interpretations that are not yet effective. The Group has considered the following standards and interpretations but does not expect they will have a material effect on how the results of operations and financial position of the Group are prepared and presented.

		Notes
HKAS 1 (Amendment)	Capital Disclosures	*1*
HKAS 19 (Amendment)	Actuarial Gains and Losses, Group Plans and Disclosures	*2*
HKAS 21 (Amendment)	Net Investment in a Foreign Operation	*2*
HKAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions	*2*
HKAS 39 (Amendment)	The Fair Value Option	*2*
HKAS 39 & HKFRS 4 (Amendments)	Financial Guarantee Contracts	*2*
HKFRS 1 & HKFRS 6 (Amendments)	First-time Adoption of Hong Kong Financial Reporting Standards and Exploration for and Evaluation of Mineral Resources	*2*
HKFRS 6	Exploration for and Evaluation of Mineral Resources	*2*
HKFRS 7	Financial Instruments: Disclosures	*1*
HKFRS-Int 4	Determining whether an Arrangement Contains a Lease	*2*
HKFRS-Int 5	Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds	*2*
HK(IFRIC)-Int 6	Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment	*3*
HK(IFRIC)-Int 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies	*4*
HK(IFRIC)-Int 8	Scope of HKFRS 2	*5*
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives	*6*

Notes:

1. Effective for annual periods beginning on or after 1 January 2007.
2. Effective for annual periods beginning on or after 1 January 2006.
3. Effective for annual periods beginning on or after 1 December 2005.
4. Effective for annual periods beginning on or after 1 March 2006.
5. Effective for annual periods beginning on or after 1 May 2006.
6. Effective for annual periods beginning on or after 1 June 2006.

4. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments which are measured at fair values, as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with HKFRSs. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and by the Hong Kong Companies Ordinance.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 March each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All significant intra-group transactions, balances, income and expenses are eliminated on consolidation.

Goodwill

Goodwill arising on an acquisition of a subsidiary represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant subsidiary at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses. Capitalized goodwill arising on an acquisition of a subsidiary is presented separately in the balance sheet.

For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in the income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of a subsidiary, the attributable amount of goodwill capitalized is included in the determination of the amount of profit or loss on disposal.

Investments in subsidiaries

A subsidiary is a company that is controlled by the Company, where the Company has the power to govern the financial and operating policies of such company so as to obtain benefits from its activities.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is provided to write off the cost of items of property, plant and equipment over their estimated useful lives and after taking into account their estimated residual value, using the straight-line method, at the following rates per annum:

Plant, machinery and equipment	:	10% to 20%
Furniture and fixtures	:	10%
Motor vehicles	:	10%

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the year in which the item is derecognized.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is calculated using the first-in, first-out method.

Financial instruments

Financial assets and financial liabilities are recognized on the balance sheet when a group entity becomes a party to the contractual provisions of the instruments. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

The Group's financial assets are classified into two categories, financial assets at fair value through profit or loss and loans and receivables. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss has two sub-categories, including financial assets held for trading and those designated at fair value through profit or loss on initial recognition. At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including trade and other receivables) are carried at amortized cost using the effective interest method, less any identified impairment losses. An impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the assets' carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognized, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities.

The accounting policies adopted in respect of financial liabilities and equity instruments are set out below:

Financial liabilities

Financial liabilities including trade and other payables, short-term borrowings and convertible notes are subsequently measured at amortized cost, using the effective interest method.

Convertible notes

Convertible notes issued by the Group that contain both financial liability and equity components are classified separately into respective liability and equity components on initial recognition. On initial recognition, the fair value of the liability component is determined using the prevailing market interest of similar non-convertible debts. The difference between the proceeds of the issue of the convertible notes and the fair value assigned to the liability component, representing the embedded option for the holder to convert the loan notes into equity, is included in equity (convertible notes equity reserve). In subsequent periods, the liability component of the convertible notes is carried at amortized cost using the effective interest method. The equity component, represented by the option to convert the liability component into ordinary shares of the Company, will remain in convertible notes equity reserve until the embedded option is exercised (in which case the balance stated in convertible notes equity reserve will be transferred to share premium). Where the option remains unexercised at the expiry date, the balance stated in convertible notes equity reserve will be released to retained earnings. No gain or loss is recognized in the consolidated income statement upon conversion or expiration of the option.

Transaction costs, if any that relate to the issue of the convertible notes are allocated to the liability and equity components in proportion to the allocation of the proceeds. Transaction costs relating to the equity component are charged directly to equity. Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortized over the period of the convertible notes using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Provisions

Provisions are recognized when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at the directors' best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

Equity settled share-based payment transactions

Share options granted to directors and employees of the Company

The fair value of services received determined by reference to the fair value of share options granted at the grant date is expensed on a straight-line basis over the vesting period with a corresponding increase in equity (share options reserve).

At the time when the share options are exercised, the amount previously recognized in share options reserve will be transferred to share premium. When the share options are forfeited or are still not exercised at the expiry date, the amount previously recognized in share options reserve will be transferred to retained profits/accumulated losses.

Impairment losses (other than goodwill)

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately unless the relevant asset is carried at a revalued amount under another standard, in which case the impairment loss is treated as a revaluation decrease under that standard.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as income immediately unless the relevant asset is carried at a revalued amount under another standard, in which case the reversal of the impairment loss is treated as a revaluation increase under that other standard.

Revenue recognition

Sales of goods are recognized when goods are delivered and title has passed.

Interest income from bank deposits is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes income statement items that are never taxable or deductible.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Retirement benefits costs

Payments to Mandatory Provident Fund Scheme and state-managed retirement benefits schemes are charged as expenses as they fall due. The Group's obligations under state-managed retirement benefits schemes are equivalent to those arising in a defined contribution retirement benefits scheme.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognized in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation in which case, such exchange differences are recognized in equity in the consolidated financial statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in equity, in which cases, the exchange differences are also recognized directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognized as a separate component of equity (the translation reserve). Such exchange differences are recognized in profit or loss in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after 1 April 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences arising are recognized in the translation reserve.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognized as a reduction of rental expense over the lease term on a straight-line basis.

5. CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Estimated impairment of property, plant and equipment

The Group evaluates whether items of property, plant and equipment have suffered any impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, in accordance with the stated accounting policy. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates.

Estimated useful lives of property, plant and equipment

Management determines the estimated useful lives and related depreciation charges for its property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions. It could change significantly as a result of technical innovations and competitor actions in response to severe industry cycles. Management will increase the depreciation charge where useful lives are less than previously estimated, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

Impairment loss of trade and other receivables

The Group's policy for doubtful receivables is based on the on-going evaluation of the collectability and aging analysis of the trade and other receivables and on management's judgments. Considerable judgment is required in assessing the ultimate realization of these receivables, including the current creditworthiness and the past collection history of each debtor, and the present values of the estimated future cash flows discounted at the effective interest rates. If the financial conditions of the Group's debtors were to deteriorate, resulting in an impairment of their ability to make payments, additional impairment loss of trade and other receivables may be required.

6. FINANCIAL RISK MANAGEMENT

The Group's major financial instruments include trade and other receivables, investments in securities, bank balances and cash, trade and other payables, short-term borrowings and convertible notes. Details of these financial instruments are disclosed in the respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Currency risk

Certain trade and other receivables, bank balances and cash, trade and other payables and short-term borrowings of the Group are denominated in foreign currencies. The Group currently does not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

Credit risk

The Group's maximum exposure to credit risk in the event of the counterparties failure to perform their obligations as at 31 March 2006 in relation to each class of recognized financial assets is the carrying amount of those assets as stated in the consolidated balance sheet. In order to minimize the credit risk, the management of the Group has delegated a team responsible for monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews regularly the recoverable amount of each individual receivable to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the management considers that the Group's credit risk is significantly reduced.

Interest rate risk

The Group's fair value interest rate risk relates to its fixed-rate borrowings.

7. TURNOVER AND SEGMENT INFORMATION

Turnover represents amounts received and receivable from outside customers from sales of products during the year.

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

Business segments

	Provision of healthcare and medical checks services		Manufacturing and sales of garment		Trading of securities		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
TURNOVER	–	–	1,450	4,150	–	–	1,450	4,150
RESULTS								
Segment results	–	–	(37,497)	(11,241)	(1,345)	(9,088)	(38,842)	(20,329)
Unallocated corporate income and expenses							(3,097)	(5,330)
Loss on disposal of subsidiaries							–	(13)
Finance costs							(3,407)	(3,087)
Loss before taxation							(45,346)	(28,759)
Taxation							–	(10)
Loss for the year							(45,346)	(28,769)
ASSETS								
Segment assets	22,401	–	375	53,389	16,171	17,434	38,947	70,823
Unallocated assets							47,202	1,609
Total assets							86,149	72,432
LIABILITIES								
Segment liabilities	44,333	–	37,971	50,450	240	156	82,544	50,606
Unallocated liabilities							1,732	1,014
Total liabilities							84,276	51,620
OTHER INFORMATION								
Capital expenditure	12	–	–	909	–	–		
Depreciation of property, plant and equipment	–	–	1,355	1,618	–	–		
(Gain)/Loss on disposal of property, plant and equipment	–	–	(108)	7,498	–	–		
Impairment loss on property, plant and equipment	–	–	8,492	–	–	–		
Impairment loss on trade and other receivables	–	–	28,087	–	–	–		
Fair value loss on investments in securities	–	–	–	–	1,260	10,317		
Loss on disposal of listed securities	–	–	–	–	–	494		

Geographical segments

The Group's operations are located in the PRC including Hong Kong and Macau and its turnover is substantially derived in the PRC including Hong Kong and Macau and its assets are also substantially located in the PRC including Hong Kong and Macau. Accordingly, no analysis by geographical segment is presented.

8. OTHER OPERATING INCOME

	2006	2005
	HK$'000	*HK$'000*
Interest income from bank deposits	233	41
Sundry income	-	578
Gain on disposal of property, plant and equipment	108	-
Write-back of liabilities	1,128	1,980
	1,469	2,599

9. LOSS BEFORE TAXATION

	2006	2005
	HK$'000	*HK$'000*
Loss before taxation has been arrived at after charging:		
Staff costs		
– Directors' emoluments *(Note 12)*	273	945
– Other staff costs	1,001	1,858
– Other staff retirement benefits schemes contributions	54	205
	1,328	3,008
Depreciation of property, plant and equipment		
– Owned assets	1,355	1,581
– Leased assets	-	37
	1,355	1,618
Impairment loss on property, plant and equipment *(Note 18)*	8,492	–
Impairment loss on trade and other receivables *(Note 20)*	28,087	–
Loss on disposal of property, plant and equipment	-	7,498
Loss on disposal of listed securities	–	494
Operating lease rentals in respect of land and buildings	107	518
Auditors' remuneration	313	280
Cost of inventories expensed	1,381	5,010

10. FINANCE COSTS

	2006	2005
	HK$'000	*HK$'000*
Other interest	–	1
Hire-purchase interest	–	35
Interest on short-term bank loans wholly repayable within five years	3,011	3,051
Interest on Convertible Notes I wholly repayable within five years	396	–
	3,407	3,087

11. LOSS ON DISPOSAL OF SUBSIDIARIES

During the year ended 31 March 2005, the Company disposed of its entire equity interests in Broadway Stars Limited and Joint China Trading Limited at a cash consideration of HK$1,144,350 and HK$2 respectively. Further details of the subsidiaries disposed of are disclosed in Note 19 to the financial statements. The aggregate loss of approximately HK$13,000 arising from the disposal of these subsidiaries, being the difference between the aggregate proceeds of the disposal and the aggregate carrying amount of the net assets of these subsidiaries as at the respective dates of disposal, was charged to the consolidated income statement. No tax charge or credit arose from the transactions. The aggregate carrying amounts of the assets and liabilities of the subsidiaries disposed of as at the respective dates of disposal were as follows:

	2005
	HK$'000
Net assets disposed of:	
Other investments	1,145
Other receivables	28
Other payables	(15)
Total net assets disposed of	1,158
Loss on disposal of subsidiaries	(13)
Total consideration satisfied by cash	1,145
Less: Cash and cash equivalents disposed of	–
Net cash inflow arising from disposal of subsidiaries	1,145

12. DIRECTORS' EMOLUMENTS

The emoluments paid or payable to each of the Company's directors are as follows:

For the year ended 31 March 2006

	Fees	Salaries and allowances	Discretionary bonuses	Retirement benefits schemes contributions	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Executive directors					
Mr. Chi Chi Hung, Kenneth	–	215	–	11	226
Mr. Cho Kwai Yee, Kevin (Appointed on 14 March 2006)	–	17	–	–	17
Ms. Choi Ka Yee, Crystal (Appointed on 14 March 2006)	–	18	–	–	18
Mr. Siu Kam Chau (Appointed on 14 March 2006)	–	12	–	–	12
Mr. Wong Hin Shek, Hans (Resigned on 14 March 2006)	–	–	–	–	–
Independent non-executive directors					
Mr. Lau Man Tak (Resigned on 22 May 2006)	–	–	–	–	–
Mr. Chun Jay	–	–	–	–	–
Mr. Chan Chi Yuen	–	–	–	–	–
Total	–	262	–	11	273

For the year ended 31 March 2005

	Fees	Salaries and allowances	Discretionary bonuses	Retirement benefits schemes contributions	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Executive directors					
Mr. Chi Chi Hung, Kenneth	–	390	–	12	402
Mr. Wong Hin Shek, Hans (Appointed on 22 March 2005)	–	–	–	–	–
Mr. Hui Sze Yin, Clarence (Resigned on 22 March 2005)	–	351	–	12	363
Independent non-executive directors					
Mr. Lau Man Tak	–	–	–	–	–
Mr. Chun Jay (Appointed on 12 January 2005)	–	–	–	–	–
Mr. Chan Chi Yuen (Appointed on 12 January 2005)	–	–	–	–	–
Mr. So Hon Cheung, Stephen (Resigned on 12 January 2005)	180	–	–	–	180
Mr. Lee Kin Chung, Simon (Resigned on 15 September 2004)	–	–	–	–	–
Ms. Xia Ling Yun (Resigned on 22 March 2005)	–	–	–	–	–
Total	180	741	–	24	945

There were no arrangements under which the directors of the Company have waived or agreed to waive any remuneration.

13. EMPLOYEES' EMOLUMENTS

The aggregate emoluments of the five highest paid individuals of the Group for the year ended 31 March 2006 included one director (2005: three directors) of the Company, whose remuneration have been disclosed above. Details of the remuneration of the remaining four (2005: two) highest paid, non-director employees of the Group are set out below:

	2006	2005
	HK$'000	*HK$'000*
Salaries and allowances	213	515
Discretionary bonuses	–	–
Retirement benefits schemes contributions	9	18
	222	533

The emoluments of each of the remaining four (2005: two) highest paid, non-director employees were within the band of nil to HK$1,000,000.

During the year, no emoluments were paid by the Group to the five highest paid individuals, including the directors of the Company, as an inducement to join or upon joining the Group or as compensation for loss of office.

Compensation to key management personnel

The directors of the Company consider that they are the only key management personnel of the Group and details of their compensation have been set out above.

14. RETIREMENT BENEFITS SCHEMES

The Group operates a Mandatory Provident Fund Scheme for all qualifying employees in Hong Kong. The assets of the scheme are held separately from those of the Group, in funds under the control of trustees. The Group contributes 5% of relevant payroll costs to the scheme, which contribution is matched by employees. During the year under review, the total amount contributed by the Group to the scheme and charged to the consolidated income statement amounted to approximately HK$21,000 (2005: HK$229,000). As at 31 March 2006, there were no forfeited contributions available for the Group to offset contributions payable in future years (2005: Nil).

15. TAXATION

No provision for Hong Kong profits tax has been made in the financial statements as the companies operating in Hong Kong did not have any assessable profits arising in Hong Kong for both the current and prior years. Taxation on overseas profits has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the countries in which the Group operates.

The taxation charge for the year can be reconciled to the loss before taxation per the income statement as follows:

	2006	2005
	HK$'000	*HK$'000*
Loss before taxation	(45,346)	(28,759)
Tax at Hong Kong profits tax rate of 17.5% (2005: 17.5%)	(7,936)	(5,033)
Tax effects of unrecognized tax losses	7,936	5,043
Tax charge for the year	–	10

No deferred tax liabilities have been recognized in the financial statements as the Group and the Company did not have material temporary differences as at 31 March 2006 and 2005.

A deferred tax asset has not been recognized in the financial statements in respect of tax losses available to offset future profits due to the uncertainty of future profit streams against which the asset can be utilized. As at 31 March 2006, the unprovided deferred tax asset of the Group is as follows:

	2006	2005
	HK$'000	*HK$'000*
Tax effect of temporary difference attributable to unutilized tax losses	7,366	7,366

The deductible temporary differences and unutilized tax losses do not expire under current tax legislation.

16. LOSS ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE COMPANY

The loss attributable to the equity holders of the Company includes a loss of approximately HK$3,342,000 (2005: HK$35,730,000) which has been dealt with in the financial statements of the Company.

17. LOSS PER SHARE

The calculation of basic loss per share attributable to the equity holders of the Company is based on the loss for the year attributable to the equity holders of the Company of approximately HK$45,346,000 (2005: HK$28,769,000) and on the weighted average number of ordinary shares of approximately 924,520,000 (2005: 739,545,900).

For the year ended 31 March 2005, diluted loss per share is based on 751,985,225 ordinary shares which is the weighted average number of ordinary shares outstanding during the year, as adjusted for the effects of the vested options outstanding during the year.

For the year ended 31 March 2006, the computation of diluted loss per share did not assume the exercise of the Company's potential ordinary shares granted under the Company's share option scheme and the conversion rights attached to the Convertible Notes I since their exercises would result in a reduction in loss per share.

18. PROPERTY, PLANT AND EQUIPMENT

Group	Plant, machinery and equipment *HK$'000*	Furniture and fixtures *HK$'000*	Motor vehicles *HK$'000*	Total *HK$'000*
At cost:				
As at 1 April 2004	21,218	43	638	21,899
Additions	909	–	–	909
Disposals	(8,607)	–	(638)	(9,245)
As at 31 March 2005 and 1 April 2005	13,520	43	–	13,563
Exchange difference	260	–	–	260
Additions	12	–	–	12
Disposals	(1,623)	(9)	–	(1,632)
As at 31 March 2006	12,169	34	–	12,203
Accumulated depreciation and impairment:				
As at 1 April 2004	1,855	4	19	1,878
Depreciation charge for the year	1,570	4	44	1,618
Released on disposals	(861)	–	(63)	(924)
As at 31 March 2005 and 1 April 2005	2,564	8	–	2,572
Exchange difference	50	–	–	50
Depreciation charge for the year	1,351	4	–	1,355
Released on disposals	(275)	(3)	–	(278)
Impairment loss	8,467	25	–	8,492
As at 31 March 2006	12,157	34	–	12,191
Net book value:				
As at 31 March 2006	12	–	–	12
As at 31 March 2005	10,956	35	–	10,991

As at 31 March 2005, certain of the Group's plant, machinery and equipment with an aggregate net book value of approximately HK$10,793,000 were pledged to secure a bank loan granted to the Group (Note 23(ii)).

During the year ended 31 March 2006, the directors conducted a review of the Group's plant, machinery and equipment and determined that a number of those assets were impaired. Accordingly, an impairment loss of approximately HK$8,492,000 has been recognized in respect of the plant, machinery and equipment, which are used in the garment segment. The recoverable amounts of the relevant assets have been determined on the basis of their value in use at a discount rate of 9.24%.

19. INTERESTS IN SUBSIDIARIES/AMOUNTS DUE FROM SUBSIDIARIES

Company	2006 *HK$'000*	2005 *HK$'000*
Unlisted shares at cost, net of provision for impairment losses	–	–

The amounts due from the subsidiaries as shown on the Company's balance sheet are unsecured, interest free and have no fixed terms of repayment. The directors consider that the carrying amounts approximate their fair values.

Particulars of the Company's subsidiaries as at 31 March 2006 are as follows:

Name of company	Place of incorporation/ establishment	Issued and fully paid share capital/ registered capital	Principal activities	Attributable equity interest held by the Company Directly	Indirectly
Nicefit Limited	British Virgin Islands	Ordinary share US$1	Securities trading	100%	–
Charm Advance Limited	British Virgin Islands	Ordinary share US$1	Investment holding	100%	–
Hong Kong Medical Laboratories Limited	Hong Kong	Ordinary share HK$1	Not yet commenced business	–	100%
Hong Kong Health Check Centre Limited	Hong Kong	Ordinary share HK$1	Not yet commenced business	–	100%
A Winner Limited	British Virgin Islands	Ordinary share US$1	Provision of administrative services	100%	–
Win Smarter Limited	Hong Kong	Ordinary shares HK$2	Not yet commenced business	100%	–
Great Excellent Limited	Hong Kong	Ordinary shares HK$2	Not yet commenced business	100%	–
Rollstone Limited	British Virgin Islands	Ordinary share US$1	Investment holding	100%	–
上海凱祥服飾有限公司	PRC	Registered capital RMB40,000,000	Manufacturing and sales of garment in the PRC	–	100%

上海凱祥服飾有限公司 is a wholly foreign owned enterprise established in the PRC.

During the year ended 31 March 2005, the Company disposed of its entire equity interests in Broadway Stars Limited and Joint China Trading Limited on 3 November 2004 and 8 December 2004 respectively, at an aggregate cash consideration of approximately HK$1,145,000. Details of the disposed subsidiaries are as follows:

Name of company	Place of incorporation/ establishment	Issued and fully paid share capital	Principal activities	Attributable equity interest held by the Company
Broadway Stars Limited	British Virgin Islands	Ordinary shares US$2	Securities trading	100% (Direct)
Joint China Trading Limited	Hong Kong	Ordinary shares HK$2	Trading of garment	100% (Direct)

The aggregate consolidated results of Broadway Stars Limited and Joint China Trading Limited for the period from 1 April 2004 to the respective dates of disposal, which were included in the Group's consolidated income statement for the year ended 31 March 2005, were as follows:

Broadway Stars Limited and Joint China Trading Limited	Period from 1 April 2004 to the respective dates of disposal *HK$'000*
Turnover	–
Cost of sales	–
Gross profit	–
Net unrealized loss on other investments	(1,497)
Administrative expenses	(524)
Finance costs	(1)
Loss before and after taxation	(2,022)

20. TRADE AND OTHER RECEIVABLES

	Group		Company	
	2006	**2005**	**2006**	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade receivables, with aged analysis *(Note (i))*				
0-60 days	–	508	–	–
61-90 days	–	70	–	–
Over 90 days	645	198	–	–
	645	776	–	–
Provision for impairment losses	(645)	(118)	–	–
Trade receivables, net	–	658	–	–
Loan receivable *(Note (ii))*	26,869	41,005	–	–
Provision for impairment losses	(26,494)	–	–	–
Loan receivable, net	375	41,005	–	–
Other receivables:				
Deposit paid for acquisition of the Equipments *(Note (iii))*	16,440	–	–	–
Rental and decoration deposits *(Note (iv))*	1,900	–	–	–
Prepayments, deposits and other receivables	4,050	196	9	8
Other receivables, net	22,390	196	9	8
Total trade and other receivables	22,765	41,859	9	8

Notes:

(i) General credit terms offered by the Group to its customers are payment by the end of the month following the month in which sales took place.

(ii) As disclosed in the Company's announcements dated 6 August 2004 and 12 January 2006, the loan receivable represents the uncollected outstanding balance of an aggregated amount of various advances made by the Company's PRC subsidiary to 上海凱托(集團)有限公司 ("Shanghai Kaituo") and its subsidiaries and affiliated companies, on 31 March 2004 in accordance with a loan assignment agreement signed on 12 July 2004. As confirmed by the directors of the Company, Shanghai Kaituo is an independent third party. The loan receivable was unsecured, interest-free and was originally due for repayment before the end of year 2004 but was further extended to the end of year 2005. Subsequent to 31 March 2006, the loan was subsequently settled to the extent of approximately HK$375,000. The Company's directors consider it appropriate to recognize a provision for impairment losses of approximately HK$26,494,000 against the remaining overdue balance of the loan which has been charged to the consolidated income statement for the year ended 31 March 2006.

(iii) On 24 March 2006, the Company announced that Hong Kong Health Check Centre Limited, an indirect wholly owned subsidiary of the Company, entered into a purchasing agreement dated 23 March 2006 with a supplier of medical equipments (the "Vendor"), pursuant to which Hong Kong Health Check Centre Limited agreed to acquire certain advanced medical equipments (the "Equipments") from the Vendor for a total consideration of HK$54,800,000. The transaction constituted a major transaction on the part of the Company under the Listing Rules, further details of which were set out in the Company's circular dated 13 April 2006. Subsequent to the balance sheet date, the resolutions in respect of the transaction were duly passed by the Company's shareholders at the special general meeting of the Company held on 8 May 2006. The balance of approximately HK$16,440,000 as at 31 March 2006 represented the initial deposit paid pursuant to the aforesaid purchasing agreement.

(iv) On 26 April 2006, the Company announced that Hong Kong Health Check Centre Limited, an indirect wholly owned subsidiary of the Company, and Majestic Centre Limited entered into a conditional tenancy agreement dated 29 March 2006 (as supplemented by a supplemental tenancy agreement dated 26 April 2006), pursuant to which Majestic Centre Limited (as landlord) agreed to lease a property to Hong Kong Health Check Centre Limited (as tenant) for an initial term of two years and ten months from 1 June 2006 to 31 March 2009 (both days inclusive). A director of the Company, namely, Ms. Choi Ka Yee, Crystal and her associates (as defined under the Listing Rules) are interested in 50% of the shareholdings of Majestic Centre Limited. The transaction constituted a non-exempt continuing connected transaction on the part of the Company under the Listing Rules, further details of which were set out in the Company's circular dated 11 May 2006. Subsequent to the balance sheet date, the resolutions in respect of the transaction were duly passed by the Company's shareholders at the special general meeting of the Company held on 29 May 2006. The balance of approximately HK$1,900,000 as at 31 March 2006 represented the rental and decoration deposits paid pursuant to the aforesaid tenancy agreement.

(v) The impairment losses of trade and other receivables of approximately HK$28,087,000 charged to the income statement for the year ended 31 March 2006 comprise impairment losses against trade receivables of approximately HK$527,000, impairment losses against loan receivable of approximately HK$26,494,000 (Note (ii) above) and impairment losses against other receivables of approximately HK$1,066,000.

(vi) The directors consider that the carrying amounts of trade and other receivables approximate their fair values.

21. INVESTMENTS IN SECURITIES

	Group	
	2006	2005
	HK$'000	*HK$'000*
Classified as "other investments" in accordance with the benchmark treatment of SSAP 24		
– Equity securities listed in Hong Kong, at market value	–	17,430
Classified as "financial assets at fair value through profit or loss" under HKAS 39		
– Equity securities listed in Hong Kong, at market value	16,170	–

As at 31 March 2006, the carrying amount of the Group's investment in the following company exceeded 10% of the total assets of the Group:

Name	Place of incorporation	Principal activities	Particulars of issued shares held	Interest held
Kanstar Environmental Paper Products Holdings Limited	Cayman Islands	Research and development of paper filling material and the manufacture and sale of pulp and paper	Ordinary shares listed on GEM	1.25%

22. TRADE AND OTHER PAYABLES

	Group		Company	
	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade payables, with aged analysis:				
0-60 days	–	72	–	–
61-90 days	60	34	–	–
Over 90 days	1,045	1,542	–	–
Total trade payables	1,105	1,648	–	–
Amount due to a director *(Note (i))*	–	23	–	23
Other payables and accruals	3,904	3,101	1,752	1,016
Trade and other payables	5,009	4,772	1,752	1,039

Notes:

(i) The amount due to a director as at 31 March 2005 was unsecured, interest-free and had no fixed term of repayment. The amount was fully settled during the year ended 31 March 2006.

(ii) The directors consider that the carrying amounts of trade and other payables approximate their fair values.

23. SHORT-TERM BORROWINGS

	Group		Company	
	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Short-term bank loans *(Notes (i) & (ii))*	34,753	46,698	–	–
Other loan *(Note (iii))*	240	150	–	–
	34,993	46,848	–	–

Notes:

(i) The short-term bank loans as at 31 March 2006 in an aggregate amount of RMB36,143,000 (equivalent to approximately HK$34,753,000) comprised (a) a loan of RMB10,000,000 (equivalent to approximately HK$9,615,000) which was unsecured, interest bearing at 6.696% per annum and repayable in June 2006; (b) a loan of RMB10,000,000 (equivalent to approximately HK$9,615,000) which was unsecured, interest bearing at 6.696% per annum and repayable in August 2006; and (c) a loan of RMB16,143,000 (equivalent to approximately HK$15,523,000) which was unsecured, interest bearing at 5.742% per annum and originally repayable in June 2006 and December 2006. The relevant bank has instigated legal proceedings against the Company's PRC subsidiary to demand early repayment of the unpaid bank loans which amounted to RMB16,143,000 (equivalent to approximately HK$15,523,000). The overdue balance of the said bank loans is chargeable at a penalty daily interest rate of 0.0239%.

(ii) The short-term bank loans as at 31 March 2005 in an aggregate amount of RMB49,500,000 (equivalent to approximately HK$46,698,000) comprised (a) a loan of RMB10,000,000 (equivalent to approximately HK$9,434,000) which was unsecured, interest bearing at 5.832% per annum and was fully repaid in June 2005; (b) a loan of RMB10,000,000 (equivalent to approximately HK$9,434,000) which was unsecured, interest bearing at 6.372% per annum and was fully repaid in August 2005; and (c) a loan of RMB29,500,000 (equivalent to approximately HK$27,830,000) which was secured by the Group's plant, machinery and equipment with an aggregate net book value of approximately RMB11,441,000 (equivalent to approximately HK$10,793,000) as at 31 March 2005, interest bearing at the prevailing market rates and repayable on 30 June 2005.

(iii) The other loan is unsecured, interest free and repayable on demand.

(iv) The directors consider that the carrying amounts of short-term borrowings approximate their fair values.

24. CONVERTIBLE NOTES I

As disclosed in Note 2(a), the Company issued the Convertible Notes I with an aggregate principal amount of HK$60,000,000 to Top Act Group Limited on 23 February 2006. The principal terms of the Convertible Notes are as follows:

Maturity date	:	The date falling on the fourth anniversary of the date of issue of the Convertible Notes. Any unredeemed and unconverted Convertible Notes will be redeemed at 100% of the outstanding principal amount together with any accrued interest in cash.
Initial conversion price	:	HK$0.041 per conversion share (subject to adjustments). At the initial conversion price of HK$0.041 per share, upon exercise in full of the conversion rights attached to the Convertible Notes I, an aggregate of 1,463,414,634 conversion shares would fall to be issued by the Company. The holders of the Convertible Notes shall have the right at any time after the issue of the Convertible Notes to convert any outstanding amount of the Convertible Notes at a denomination of HK$1,000,000 each into the conversion shares at the conversion price, unless the amount remaining on exercise of the conversion rights shall be less than HK$1,000,000.
Ranking	:	The conversion shares when allotted and issued will rank pari passu in all respects with the other shares in issue as at the date of issue of the conversion shares.

Interest	:	1% per annum payable half yearly in arrears on 30 June and 31 December in each year
Transferability	:	The Convertible Notes may be transferred or assigned to any third party without the prior written consent of the Company. Save with the consent of the Stock Exchange, none of the Convertible Notes may be transferred to a "connected person" (as defined in the Listing Rules) of the Company. The Company shall give notice to the Stock Exchange for any transfer of the Convertible Notes and shall state whether any connected person of the Company is involved.
Voting rights	:	The Convertible Notes do not confer any voting rights at general meetings of the Company on the holder(s) of the Convertible Notes.
Events of default	:	The events of default provisions which provide that on the occurrence of certain events of default specified in the Convertible Notes (e.g. liquidation), each of the holders of the Convertible Notes shall be entitled to demand for immediate repayment of the principal amount outstanding and accrued but unpaid interest under the relevant Convertible Notes.
Listing	:	No application will be made for the listing of the Convertible Notes on the Stock Exchange or any other stock exchange.

The Convertible Notes I contain a liability element and an equity component which are required to be separately accounted for in accordance with HKAS 32. An effective interest rate of 9.24% per annum has been used to determine the fair value of the liability element at initial recognition.

	2006
	HK$'000
Liability element of the Convertible Notes I as at date of issue	43,937
Interest charged *(Note 10)*	396
Interest payable	(59)
Liability element of the Convertible Notes I as at 31 March 2006	44,274

25. SHARE CAPITAL OF THE COMPANY

Authorized:	**Number of shares**	**Total value**
Ordinary shares of HK$0.01 each		*(HK$'000)*
As at 1 April 2004	30,000,000,000	300,000
Capital Reduction *(Note 25(a)(i))*	–	(270,000)
Share Subdivision *(Note 25(a)(ii))*	27,000,000,000	270,000
Share Consolidation *(Note 25(a)(iii))*	(27,000,000,000)	–
As at 31 March 2005 and 2006	**30,000,000,000**	**300,000**

Issued and fully paid: **Ordinary shares of HK$0.01 each**	**Number of shares**	**Total value** *(HK$'000)*
As at 1 April 2004	7,357,968,530	73,580
Capital Reduction *(Note 25(a)(i))*	–	(66,222)
Share Consolidation *(Note 25(a)(iii))*	(6,622,171,677)	–
Issue of 147,140,000 new shares *(Note 25(b))*	147,140,000	1,471
As at 31 March 2005	882,936,853	8,829
Issue of 100,000,000 new shares at HK$0.038 each under the Share Subscription Agreement *(Note 2(b))*	100,000,000	1,000
Issue of 176,580,000 new shares at HK$0.038 each under the Share Placing Agreement *(Note 2(c))*	176,580,000	1,766
As at 31 March 2006	1,159,516,853	11,595

Changes in share capital for the year ended 31 March 2005

(a) Pursuant to the resolutions passed by the Company's shareholders at the special general meeting of the Company held on 3 May 2004, it was resolved that:

(i) the nominal value of all issued shares of the Company of HK$0.01 each was reduced by HK$0.009 each by canceling an equivalent amount of paid up capital per share so that the nominal value of each share was reduced from HK$0.01 to HK$0.001 ("Capital Reduction"), resulting in the reduction of issued share capital of the Company by approximately HK$66,222,000 from HK$73,580,000 to HK$7,358,000. The credit arising from the Capital Reduction was credited to the contributed surplus account of the Company;

(ii) each authorized but unissued share was subdivided ("Share Subdivision") into 10 shares of HK$0.001 each;

(iii) every 10 shares of HK$0.001 each created from the Capital Reduction and Share Subdivision were consolidated into 1 consolidated share of HK$0.01 each ("Share Consolidation");

(iv) the credit standing to the share premium account of the Company was cancelled and the credit arising was credited to the contribution surplus account of the Company; and

(v) the amount which arose as a result of the Capital Reduction and credited to the contributed surplus account of the Company together with the balance already standing in the contributed surplus account of the Company was set off against the accumulated losses of the Company.

(b) On 30 November 2004, the Company announced that it had entered into a placing agreement with a placing agent. Pursuant to the placing agreement, the Company conditionally agreed to place, through the placing agent on a fully underwritten basis, 147,140,000 placing shares to not fewer than six independent investors at a price of HK$0.045 per placing share. The placing shares were issued pursuant to the general mandate granted to the Company's directors at the annual general meeting of the Company held on 30 August 2004. The placing price of HK$0.045 represented (i) a discount of approximately 19.64% to the closing price of HK$0.056 per share as quoted on the Stock Exchange on 30 November 2004, being the last trading day of the announcement on 30 November 2004 and the date on which the terms of the placing were fixed; and (ii) a discount of approximately 19.64% to the average of the closing price per share of HK$0.056 as quoted on the Stock Exchange for the last five trading days immediately prior to 30 November 2004. The net proceeds of approximately HK$6.4 million from the placing were to be used for the repayment of short-term liabilities of approximately HK$3 million and payment for operating activities including rental expenses and staff salaries of approximately HK$3.4 million.

26. SHARE OPTION SCHEME

The Company's share option scheme (the "Share Option Scheme") was adopted pursuant to an ordinary resolution passed by the Company's shareholders at the special general meeting of the Company held on 17 November 2003.

The maximum number of shares which may be issued upon exercise of all outstanding options granted under the Share Option Scheme and any other share option schemes of the Company must not exceed 30% of the total number of shares in issue from time to time. No options may be granted under the Share Option Scheme or any other share option schemes of the Company if this will result in this limit being exceeded.

The total number of shares which may be issued upon exercise of all options to be granted under the Share Option Scheme and any other share option schemes of the Company must not exceed 10% of the total number of shares in issue on 17 November 2003 unless the Company seeks the approval of the shareholders in general meeting for refreshing the 10% limit under the Share Option Scheme provided that options lapsed in accordance with the terms of the Share Option Scheme or any other share option schemes of the Company will not be counted for the purpose of calculating the 10% limit.

The Share Option Scheme will remain in force for a period of 10 years commencing from 17 November 2003. Options complying the provisions of the Listing Rules which are granted during the duration of the Share Option Scheme and remain unexercised immediately prior to the end of the 10 year period shall continue to be exercisable in accordance with their terms of grant within the option period for which such options are granted, notwithstanding the expiry of the Share Option Scheme.

The subscription price for shares under the Share Option Scheme shall be a price determined by the board of directors of the Company (the "Board"), but shall not be lower than the highest of (i) the closing price of shares as stated in the daily quotation sheet of the Stock Exchange on the date on which the Board approve the making of the offer for the grant of options (the "Date of Grant"), which must be a trading day; (ii) the average closing price of shares as stated in the daily quotations sheets of the Stock Exchange for the five trading days immediately preceding the Date of Grant; and (iii) the nominal value of a share.

The following table discloses the details of the Company's share options held by consultants of the Company and the movements in such holdings:

	Number of share options						
Grant date	Outstanding as at 01/04/2004	Granted during the year ended 31/03/2005	Exercised or lapsed during the year ended 31/03/2005	Outstanding as at 31/03/2005	Granted during the year ended 31/03/2006	Exercised or lapsed during the year ended 31/03/2006	Outstanding as at 31/03/2006
11/11/2004	–	44,760,000	–	44,760,000	–	–	44,760,000
Exercisable at the end of the year				44,760,000			44,760,000
Exercise price		HK$0.0348		HK$0.0348			HK$0.0348

During the year ended 31 March 2005, the Company granted an aggregate of 44,760,000 share options to seven consultants on 11 November 2004 and these share options are exercisable in the period of 24 months commencing on the date upon which the options were deemed to be granted and accepted in accordance with the Share Option Scheme. The exercise price of these share options is HK$0.0348 per share. Total consideration received from the consultants for taking up the options granted amounted to HK$7 for the year ended 31 March 2005. No share options were exercised or lapsed during the years ended 31 March 2005 and 2006.

27. RESERVES

Group	Share premium account *HK$'000*	Capital redemption reserve *HK$'000*	Translation reserve *HK$'000*	Convertible Notes equity reserve *HK$'000*	Accumulated deficit *HK$'000*	Total reserves *HK$'000*
As at 1 April 2004	270,774	861	–	–	(302,058)	(30,423)
Adjustments arising from the Capital Reduction *(Note 25(a)(i))*	–	–	–	–	66,222	66,222
Adjustments arising from share premium cancellation *(Note 25(a)(iv))*	(271,218)	–	–	–	271,218	–
Issue of new shares *(Note 25(b))*	5,150	–	–	–	–	5,150
Share issue expenses	(197)	–	–	–	–	(197)
Loss for the year	–	–	–	–	(28,769)	(28,769)
As at 31 March 2005	4,509	861	–	–	6,613	11,983
Issue of new shares under the Share Subscription Agreement *(Note 2(b))*	2,800	–	–	–	–	2,800
Issue of new shares under the Share Placing Agreement *(Note 2(c))*	4,944	–	–	–	–	4,944
Share issue expenses	(167)	–	–	–	–	(167)
Exchange difference on translation of foreign operations	–	–	2	–	–	2
Equity component of Convertible Notes I *(Note 24)*	–	–	–	16,062	–	16,062
Loss for the year	–	–	–	–	(45,346)	(45,346)
As at 31 March 2006	12,086	861	2	16,062	(38,733)	(9,722)

Company	Share premium account HK$'000	Capital redemption reserve HK$'000	Contributed surplus HK$'000	Convertible Notes equity reserve HK$'000	Accumulated losses HK$'000	Total reserves HK$'000
As at 1 April 2004	270,774	861	241,054	-	(552,259)	(39,570)
Adjustments arising from the Capital Reduction *(Note 25(a)(i))*	-	-	66,222	-	-	66,222
Adjustments arising from share premium cancellation *(Note 25(a)(iv))*	(271,218)	-	271,218	-	-	-
Transfer to set off accumulated losses *(Note 25(a)(v))*	-	-	(549,104)	-	549,104	-
Issue of new shares *(Note 25(b))*	5,150	-	-	-	-	5,150
Share issue expenses	(197)	-	-	-	-	(197)
Loss for the year	-	-	-	-	(35,730)	(35,730)
As at 31 March 2005	4,509	861	29,390	-	(38,885)	(4,125)
Issue of new shares under the Share Subscription Agreement *(Note 2(b))*	2,800	-	-	-	-	2,800
Issue of new shares under the Share Placing Agreement *(Note 2(c))*	4,944	-	-	-	-	4,944
Share issue expenses	(167)	-	-	-	-	(167)
Equity component of Convertible Notes I *(Note 24)*	-	-	-	16,062	-	16,062
Loss for the year	-	-	-	-	(3,342)	(3,342)
As at 31 March 2006	12,086	861	29,390	16,062	(42,227)	16,172

The contributed surplus represents reserves arising from (i) the difference between the then consolidated shareholders' funds of the subsidiaries at the date on which they were acquired by the Company and the nominal amount of the Company's shares issued for the acquisition at the time of the corporate reorganization prior to the listing of the Company's shares on the Stock Exchange in 1993; and (ii) the Company's capital reorganization exercises in prior years. Under the Companies Act 1981 of Bermuda, the contributed surplus of the Company is distributable to shareholders under certain circumstances.

28. NET CASH USED IN OPERATING ACTIVITIES

	2006	2005
	HK$'000	*HK$'000*
Loss before taxation	(45,346)	(28,759)
Adjustments for:		
Finance costs	3,407	3,087
Interest income from bank deposits	(233)	(41)
Depreciation	1,355	1,618
Fair value loss on investments in securities	1,260	10,317
Impairment loss on property, plant and equipment	8,492	–
Impairment loss on trade and other receivables	28,087	–
Write-back of liabilities	(1,128)	(1,980)
(Gain)/Loss on disposal of property, plant and equipment	(108)	7,498
Loss on disposal of listed securities	–	494
Loss on disposal of subsidiaries	–	13
Operating cash flows before working capital changes	(4,214)	(7,753)
Inventories	6	393
Trade and other receivables	(3,935)	8,653
Trade and other payables	304	(18,121)
Cash used in operations	(7,839)	(16,828)
Interest received	233	41
Other interest paid	–	(1)
Hire-purchase interest paid	–	(35)
Interest paid on short-term borrowings	(2,009)	(3,051)
Overseas tax paid	–	(10)
Net cash used in operating activities	(9,615)	(19,884)

29. CAPITAL COMMITMENTS

As at 31 March 2006, the Group had the following capital commitments which were not provided for in the financial statements:

	2006	2005
	HK$'000	*HK$'000*
Authorized and contracted for in respect of		
– Acquisition of the Equipments *(Note 20)*	38,360	–

As at the balance sheet dates, the Company had no significant capital commitments.

30. OPERATING LEASE COMMITMENTS

As at the balance sheet dates, the Group had commitments for future minimum leases payments under non-cancelable operating leases in respect of rented office premises which fall due as follows:

	2006	2005
	HK$'000	*HK$'000*
Within one year	63	108
In the second to fifth years inclusive	–	63
	63	171

The Company had no significant operating lease commitments as at the balance sheet dates.

31. LITIGATIONS

The Company was a defendant in a law suit brought by a supplier during the year ended 31 March 1998 claiming approximately HK$1,962,000 together with interest and costs relating to a guarantee in respect of a credit facility granted to RCR Electronics Manufacturing Limited, a former subsidiary of the Company. The Company filed a defense in March 1999 in response to the claim and since then, the supplier has taken no further action against the Company. Since the outcome of the litigation could not be determined with reasonable certainty at this stage, no provision has been made in the financial statements.

32. SUBSEQUENT EVENTS

On 19 April 2006, the Company announced that Classictime Investments Limited, an indirect wholly-owned subsidiary of the Company, entered into a subscription agreement dated 18 April 2006 (the "JV Agreement") with Dr. Francis Choi Chee Ming ("Dr. Choi"), an associate of a connected person of the Company, for the formation of Dynamic Effort Holdings Limited, a company incorporated in the British Virgin Islands with limited liability (the "JV Co."). Pursuant to the JV Agreement, the JV Co. will be owned by Dr. Choi and the Group as to 30% and 70% respectively. The total investment of the Group in the JV Co. amounts to HK$21,000,000, representing 70% of the issued share capital of the JV Co.. The JV Co. is proposed to be renamed as "Town Health Medical Technology (China) Company Limited" (康健醫療科技 (中國) 有限公司) and will be engaged in the business of healthcare and medical checks in the PRC. The transaction constitutes a discloseable and connected transaction on the part of the Company under the Listing Rules, further details of which were set out in the Company's circular dated 10 May 2006. The resolutions in respect of the transaction were duly passed by the Company's shareholders at the special general meeting of the Company held on 29 May 2006.

(c) UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

Set out below is the unaudited condensed consolidated financial statements of the Group for the six months ended 30 September 2006, together with the unaudited comparative figures for the corresponding periods in 2005, which are extracted from the interim report of the Company for the six months ended 30 September 2006.

CONDENSED CONSOLIDATED INCOME STATEMENT

		Six months ended 30 September	
		2006	2005
		(unaudited)	(unaudited)
	Note	*HK$'000*	*HK$'000*
Turnover		566	1,698
Cost of sales		(308)	(1,458)
Gross profit		258	240
Other operating income	*3*	654	20
Fair value gain on financial assets at fair value through profit or loss		2,203	–
Net unrealized holding losses on other investments		–	(2,140)
Administrative expenses		(11,514)	(1,915)
Finance costs	*5*	(2,412)	(1,651)
Loss before taxation	*4*	(10,811)	(5,446)
Taxation	*6*	–	(8)
Loss for the period attributable to the equity holders of the Company		(10,811)	(5,454)
Dividends		–	–
Loss per share			
Basic	*7*	(0.93) cents	(0.62) cents
Diluted	*7*	(0.93) cents	(0.60) cents

CONDENSED CONSOLIDATED BALANCE SHEET

	Note	As at 30 September 2006 (unaudited) *HK$'000*	As at 31 March 2006 (audited) *HK$'000*
Non-current assets			
Property, plant and equipment		1,126	12
Current assets			
Trade and other receivables	*8*	66,621	22,765
Investments in securities		18,213	16,170
Pledged deposits		25,000	–
Bank balances and cash		9,796	47,202
		119,630	86,137
Less: **Current liabilities**			
Trade and other payables	*9*	4,630	5,009
Short-term borrowings			
– due within one year	*10*	70,014	34,993
		74,644	40,002
Net current assets		44,986	46,135
Total assets less current liabilities		46,112	46,147
Less: Non-**current liabilities**			
Convertible Notes I		46,050	44,274
Net assets		62	1,873
Capital and reserves			
Share capital	*11*	11,595	11,595
Reserves		(20,533)	(9,722)
Equity attributable to the equity holders of the Company		(8,938)	1,873
Minority interests		9,000	–
		62	1,873

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to the equity holders of the Company							
	Share capital	Share premium account	Capital redemption reserve	Translation reserve	Convertible Notes reserve	Accumulated deficit	Minority Interests	Total equity
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
As at 1 April 2005	8,829	4,509	861	-	-	6,613	-	20,812
Loss for the period	-	-	-	-	-	(5,454)	-	(5,454)
As at 30 September 2005	8,829	4,509	861	-	-	1,159	-	15,358
Issue of new shares under the Share Subscription Agreement	1,000	2,800	-	-	-	-	-	3,800
Issue of new shares under the Share Placing Agreement	1,766	4,944	-	-	-	-	-	6,710
Share issue expenses	-	(167)	-	-	-	-	-	(167)
Exchange difference on translation of foreign operations	-	-	-	2	-	-	-	2
Equity component of Convertible Notes I	-	-	-	-	16,062	-	-	16,062
Loss for the period	-	-	-	-	-	(39,892)	-	(39,892)
As at 31 March 2006 and 1 April 2006	11,595	12,086	861	2	16,062	(38,733)	-	1,873
Formation of a new JV	-	-	-	-	-	-	9,000	9,000
Loss for the period	-	-	-	-	-	(10,811)	-	(10,811)
As at 30 September 2006	11,595	12,086	861	2	16,062	(49,544)	9,000	62

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Six months ended 30 September	
	2006	**2005**
	(unaudited)	(unaudited)
	HK$'000	*HK$'000*
Net cash (used in)/generated from operating activities	(14,933)	11,301
Net cash used in investing activities	(66,494)	–
Net cash generated from/(used in) financing activities	40,591	(12,601)
Decrease in cash and cash equivalents	(40,836)	(1,300)
Cash and cash equivalents at beginning of the year	47,202	2,146
Cash and cash equivalents at end of the year	6,366	846
Analysis of the balances of cash and cash equivalents		
Bank balances and cash	9,796	846
Bank overdraft	(3,430)	–
	6,366	846

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The principal accounting policies adopted in preparing these condensed consolidated financial statements are consistent with those followed in the Group's annual consolidated financial statements for the year ended 31 March 2006.

2. TURNOVER AND SEGMENT INFORMATION

(a) Business segments

Business segments	Provision of healthcare and medical checks services		Manufacturing and sales of garment		Trading of securities		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
TURNOVER	566	–	–	1,698	–	–	566	1,698
RESULTS								
Segment results	(9,012)	–	–	240	2,203	(2,140)	(6,809)	(1,900)
Unallocated corporate income and expenses							(1,590)	(1,895)
Finance costs							(2,412)	(1,651)
Loss before taxation							(10,811)	(5,446)
Taxation							–	(8)
Loss for the period							(10,811)	(5,454)

(b) Geographical segments

The Group's operations are located in the PRC including Hong Kong and Macau and its turnover is substantially derived in the PRC including Hong Kong and Macau. Accordingly, no analysis by geographical segment is presented.

3. OTHER OPERATING INCOME

	Six months ended 30 September 2006 (unaudited) HK$'000	2005 (unaudited) HK$'000
Interest income from bank deposits	654	-
Sundry income	-	20
	654	20

4. LOSS BEFORE TAXATION

	Six months ended 30 September 2006 (unaudited) HK$'000	2005 (unaudited) HK$'000
Loss before taxation has been arrived at after charging:		
Depreciation of property, plant and equipment	14	508
Provision for doubtful debts	-	518

5. FINANCE COSTS

	Six months ended 30 September 2006 (unaudited) HK$'000	2005 (unaudited) HK$'000
Interest on short-term bank loans wholly repayable within five years	336	1,651
Interest on Convertible Notes I wholly repayable within five years	2,076	-
	2,412	1,651

6. TAXATION

No provision for Hong Kong profits tax has been made in the financial statements as the companies operating in Hong Kong did not have any assessable profits arising in Hong Kong for both the current and prior periods. Taxation on overseas profits has been calculated on the estimated assessable profits for the period at the rates of taxation prevailing in the countries in which the Group operates.

No deferred tax liabilities have been recognized in the financial statements as the Group and the Company did not have material temporary differences as at 30 September 2006 and 2005.

7. LOSS PER SHARE

The calculation of basic loss per share attributable to the equity holders of the Company is based on the loss for the period attributable to the equity holders of the Company of approximately HK$10,811,000 (2005: HK$5,454,000) and on the weighted average number of ordinary shares of approximately 1,159,516,853 (2005:882,936,853).

For the period ended 30 September 2005, diluted loss per share is based on 901,594,493 ordinary shares which is the weighted average number of ordinary shares outstanding during the period, as adjusted for the effects of the vested options outstanding during the period.

For the period ended 30 September 2006, the computation of diluted loss per share did not assume the exercise of the Company's potential ordinary shares granted under the Company's share option scheme and the conversion rights attached to the Convertible Notes I since their exercises would result in a reduction in loss per share.

8. TRADE AND OTHER RECEIVABLES

	As at 30 September 2006 *HK$'000*	As at 31 March 2006 *HK$'000*
Trade receivables, 0 – 60 days	124	–
Other receivables	66,497	22,765
	66,621	22,765

9. TRADE AND OTHER PAYABLES

	As at 30 September 2006 *HK$'000*	As at 31 March 2006 *HK$'000*
Trade payables, with aged analysis:		
0 – 60 days	59	–
61 – 90 days	–	60
Over 90 days	1,105	1,045
	1,164	1,105
Other payables	3,466	3,904
	4,630	5,009

10. SHORT-TERM BORROWINGS

	As at 30 September 2006 *HK$'000*	As at 31 March 2006 *HK$'000*
Bank overdraft	3,430	–
Bank loans	66,344	34,753
Other loan	240	240
	70,014	34,993
Analyzed as:		
Secured	35,021	–
Unsecured	34,993	34,993
	70,014	34,993

11. SHARE CAPITAL

	As at 30 September 2006 *HK$'000*	As at 31 March 2006 *HK$'000*
Authorized:		
30,000,000,000 ordinary shares of HK$0.01 each	300,000	300,000
Issued and fully paid:		
1,159,516,853 ordinary shares of HK$0.01 each	11,595	11,595

(B) MANAGEMENT DISCUSSION AND ANALYSIS ON THE GROUP

FOR THE YEAR ENDED 31 MARCH 2004

Business Review

For the year ended 31 March 2004, the Group had resumed to profitability with a profit of approximately HK$103,000 and earnings per share of HK0.02 cents. The improved operating result was mainly attributable to the Group's continuous effort in controlling its operating cost and the disposal of certain non-profit making subsidiaries. The Board of Directors had resolved not to recommend a payment of dividend for the year.

The Group's turnover for the year under review totalled approximately HK$23.1 million, representing a slight decrease of approximately 1% as compared to the corresponding period for 2003. This decrease in turnover was attributable by the disposal of Recor International Limited and its subsidiaries ("Recor Group") in January 2004. Recor Group was engaged in the sales of audio and visual products, computers and software games and subcontracting businesses. After the disposal, the Group ceased to generate income from such businesses, resulting in a decrease of turnover as compared to full year income for the year ended 31 March 2003.

Significant Investments, Acquisition and Disposal

The various business projects undertaken by the Group over the previous years had not performed up to expectations, resulting in losses and deteriorating cash flows to the Group. The Board had been critically reviewing all the existing business operations, analyzing their respective potential and prospects, rationalizing or disposing of some of these operations in order to reduce loss. In January 2004, the Group had disposed of the Recor Group in view of its continuous loss suffered. A profit on disposal amounted to approximately HK$5.8 million was generated. The Group was still optimistic toward the future development of the electronic products, computers and software games industries. The Group had been actively and prudently seeking suitable investments with development potentials in the same industries to strengthen the Group's businesses.

In June 2003, the Group entered into a conditional agreement for the acquisition of 上海凱祥服務有限公司 (Shanghai Kai Xiang Clothings Company Limited) ("上海凱祥") ("Shanghai Kai Xiang") for a consideration of HK$20 million. (Shanghai Kai Xiang) is a wholly foreign owned enterprise established in the PRC engaging in manufacturing and sales of garment in the PRC. The transaction was completed in November 2003. The Board expected that the investment provides an opportunity for the Group to diversify into the garment manufacturing industry in the PRC. The global garment trading was further liberate the market potential of the domestic garment industry following its entry of World Trade Organization ("WTO") and the signing of Mainland-Hong Kong Closer Economic Partnership Arrangement ("CEPA"). The Board believed that the investment would generate a positive return and would improve the liquidity position of the Group. 上海凱祥 (Shanghai Kai Xiang) contributed to approximately HK$2.3 million of turnover and approximately HK$2.8 million of loss before tax for the year

ended 31 March 2004. 上海凱祥 (Shanghai Kai Xiang) had a relatively low turnover contributed to the Group for the year ended 31 March 2004 because its manufacture and sales of garment business were not consolidated into the Group until December 2003. Due to a relatively short period of operation, the Board does not consider the figure for the four months operation of any significant relevance. Meanwhile, after being acquired by the Group, the management team of 上海凱祥 (Shanghai Kai Xiang) has undertaken active reforms in controlling operating costs and increase productivity. With the optimistic expectation from the garment industry of the market condition, the Group expected that the corresponding income from manufacturing and sales of garment will be improved in 2005. The Board will grasp the opportunities arisen from the industry consolidation and review the possibilities for acquisition of businesses related to garment industry to solidify the Group's competitiveness.

Settlement of Litigations

On the positive side, the Group had reached settlements for most of the legal cases. Details of which are set out under the heading of "Litigation" in Note 33 to the financial statements of the Company in year 2003.

Future Business and Prospects

In November, 2003, the Group entered the garment industry by acquiring 上海凱祥 (Shanghai Kai Xiang) in the PRC. The major customers of 上海凱祥 (Shanghai Kai Xiang) were local entities in Shanghai. The Group aimed at introducing new customers from both other cities in China and from overseas by extending the trading arm of the Group into these places. In January, 2004, the Group disposed of the Recor Group which conducted electronics and software games businesses. The reason for the disposal is to eliminate potential losses of this group of companies in future. The Group was seeking other potential investment opportunities in the same industry.

The Group also expanded into the property business. In March, 2004, the Group had entered into a conditional sales and purchase agreement to acquire a commercial property in Shanghai, which was expected to be completed by the end of 2004. This acquisition was strengthen the asset base of the Group. Despite the recent imposition of China's macroeconomic control policy, the Board was in the opinion that the property market in China was promising in the long run, particularly in those major cities like Beijing and Shanghai. As such the Group continued seeking new investments in real estate and property development project in China.

In the year 2005, the Group would also actively look into new investment opportunities in other industries to broaden the Group's businesses while keeping the cost and expenditure of the Group at an optimal level.

Liquidity, Financial Resources and Capital Structure

As at 31 March 2004, shareholders' funds and net current assets of the Group amounted to approximately HK$43,157,000 (2003: HK$14,698,000) and HK$23,385,000 (2003: HK$11,754,000) respectively. As at 31 March 2004, the Group's gearing ratio, calculated on the basis of the Group's total liabilities over total shareholders' funds is 1.68 (2003: 1.35). As at 31 March 2004, the Group had outstanding short-term bank loans of approximately HK$47,170,000 and other loan of approximately HK$1,980,000. The outstanding bank loans are denominated in Renminbi and the other loan is denominated in Hong Kong dollars. The short-term bank loans included an amount of RMB10,000,000 (equivalent to approximately HK$9,434,000) which is unsecured, interest bearing at 5.83% per annum and has been fully repaid in June, 2004. The remaining balance of the short-term bank loans amounting to RMB40,000,000 (equivalent to approximately HK$37,736,000) is unsecured, interest bearing at the prevailing market rates and repayable in August 2004. The other loan bears interest at 10% per annum and is repayable on demand.

In October 2003, the Company announced that it had entered into a placing agreement with a placing agent. Pursuant to the placing agreement, the Company agreed to place, through the placing agent on a fully underwritten basis, 880,000,000 placing shares to independent investors at a price of HK$0.01 per placing share. The placing shares were issued under the general mandate granted to the directors of the Company by resolution of the Company's shareholders passed at the annual general meeting of the Company held on 27 August 2003. The proceeds received by the Company amounted to approximately HK$8.8 million and were used as to (i) approximately HK$6.4 million for the acquisition of a subsidiary, (Shanghai Kai Xiang); (ii) approximately HK$1.2 million for the payment of rental expense and staff salaries; and (iii) approximately HK$1.2 million for the miscellaneous operating expenses of the Group.

In January 2004, the Company announced that it had entered into a placing agreement with a placing agent. Pursuant to the placing agreement, the Company agreed to place, through the placing agent on a fully underwritten basis, 2,000,000,000 placing shares to independent investors at a price of HK$0.01 per placing share. The proceeds received by the Company amounted to approximately HK$20 million and would be used to repay loans and liabilities of the Group, and for general working capital of the Group such as payment of staff salaries, rental expense and other operating expenses of the Group.

As at 31 March 2004, the Group had working capital of approximately HK$23,385,000 (2003: HK$11,754,000) and total bank balances of approximately HK$15,157,000 (2003: HK$2,210,000). In view of the Group's current cash balances, available banking facilities and cash revenue from business operations, it is believed that the Group has sufficient resources to meet the foreseeable working capital demands and capital expenditure.

The monetary assets and liabilities and business transaction of the Group were mainly carried and conducted in Hong Kong dollars and Renminbi. The Group maintained a prudent strategy in its foreign exchange risk management, where foreign exchange risks were minimized

via balancing the monetary assets versus monetary liabilities, and foreign exchange revenue versus foreign exchange expenditures. Besides, the exchange rate between Hong Kong dollar and Renminbi also fluctuated slightly, the Group believed that its exposure to foreign exchange risk was not material.

Employees

The Group employed approximately 10 staff in Hong Kong and approximately 200 staff in the PRC. Total staff costs for the financial year under review amounted to approximately HK$3,686,000. The Group provided its staff with various benefits including year end double pay, discretionary bonus, contributory provident fund, share options and medical insurance. Staff training was also provided as and when required.

Pledge of Assets and Contingent Liabilities

There were no charges on the Group's assets. Details of the Group's contingent liabilities as at 31 March 2004 are set out under the heading of "Litigations" in Note 33 to the financial statements of the Company in year 2004.

FOR THE YEAR ENDED 31 MARCH 2005

Business Review

For the year ended 31 March 2005, the Group has recorded a loss of approximately HK$28,769,000 and loss per share of HK3.89 cents. The Board of Directors has resolved not to recommend a payment of dividend for the year.

The Group's turnover for the year under review totalled approximately HK$4.15 million, representing a decrease of approximately 82% as compared to the corresponding period for 2004. This decrease in turnover was mainly attributable to the downturn of the garment manufacturing business of the Group.

Liquidity, Financial Resources and Capital Structure

As at 31 March 2005, shareholders' fund and net current assets of the Group amounted to HK$20,812,000 (2004: HK$43,157,000) and HK$9,821,000 (2004: HK$23,385,000) respectively. As at 31 March 2005, the Group's gearing ratio, calculated on the basis of the Group's total liabilities over total shareholders' funds is 2.48 (2004: 1.68).

As at 31 March 2005, the Group had working capital of HK$9,821,000 (2004: HK$23,385,000) and total bank balance of HK$2,146,000 (2004: HK$15,157,000). In view of the Group's current cash balances and available banking facilities, it was believed that the Group had sufficient resources to meet the foreseeable working capital demands and capital expenditure.

The monetary assets and liabilities and business transaction of the Group were mainly carried and conducted in Hong Kong dollars and Renminbi. The Group maintained a prudent strategy in its foreign exchange risk management, where foreign exchange risks were minimized via balancing the monetary assets versus monetary liabilities, and foreign exchange revenue versus foreign exchange expenditures.

Settlement of Litigations

On the positive side, the Group had reached settlements for some legal cases. Details are set out below:

(a) The Company was a defendant in a law suit brought by a supplier during the year ended 31 March 1998 claiming approximately HK$1,962,000 together with interest and costs relating to a guarantee in respect of a credit facility granted to RCR Electronics Manufacturing Limited, a former subsidiary of the Company. The Company filed a defence in March 1999 in response to the claim and since then, the supplier has taken no further action against the Company. Since the outcome of the litigation could not be determined with reasonable certainty at this stage, no provision has been made in the financial statements.

(b) The Company was a plaintiff in a legal action against Toolex (Hong Kong) Limited ("Toolex"), Manwide Development Limited ("Manwide"), Mr. Tsoi Kei Lung ("Mr. Tsoi") and Mr. Cheung Ying Nang ("Mr. Cheung") who was the chairman of the Company from 10 May 1999 and resigned on about 22 April 2000. The Company contended that Toolex, Manwide, Mr. Tsoi and Mr. Cheung (together, the "Defendants") all were conspiring together with the predominant purposes to injure the interests of the Company by inducing the Company to enter into the guarantee in favour of Toolex on behalf of Manwide shouldering 80% of the price under the agreement and/or to pay for the sums under the settlement agreement. On 27 July 2000, the Company claimed against all Defendants the return of approximately HK$17.1 million already paid under the guarantee, damages, interests and costs as stated in the statement of claim. On 7 October 2000, Toolex counterclaimed the Company for approximately US$2.3 million (being approximately the remaining balance due under the guaranteed sum) or alternatively approximately HK$12.3 million or such further sum being cheques drawn by the Company in favour of Toolex but were dishonoured, damages, interests and costs as stated in the defense and counterclaim filed by Toolex. During the year ended 31 March 2004, the legal actions between the Company and Toolex were settled by a consent order dated 22 July 2003 and the liability had already been recorded in the financial statements as at 31 March 2003, the director considered that no material additional provision for the claim was necessary.

(c) The Company was involved as a defendant, in legal actions brought by Mr. Tsoi Kei Lung and Madam Ng Kam Fung as plaintiffs claiming against the Company for recovery of balance of loans extended to the Company amounting to HK$1,700,000 and HK$800,000 respectively and accrued interests from 1 March 2000 and costs as stated on their respective statements of claim. Both actions have been, by consent summons, consolidated into the legal actions as described in Note (b) above. The Company obtained a consent order dated 24 September 2004 setting out that the plaintiffs' claim under the consolidated legal actions against the defendant be dismissed with immediate effect.

(d) The Company and its then indirect subsidiary, Recor Enterprises China Limited ("RECL"), are the first plaintiff and second plaintiff respectively in a claim against two former directors of RECL and of the Company who were the defendants. The Company together with RECL claimed against the defendants for damages in excess of HK$12 million plus interests, costs and other sums to be assessed. One of the defendants on 25 February 2002 filed a defence and counterclaim against the Company for approximately HK$0.7 million being his entitled salary and bonus, interests and costs. As there has not been any development since the filing of the defence and counter-claim by the defendant, and RECL was disposed of the Company during the year ended 31 March 2004, the directors of the Company consider that no material provision for the claim was necessary.

Future Business and Prospects

The Board had planned to take various actions in order to improve the existing garment manufacturing operations, such as, including but not limited to, tighter cost control, review of production cycles, development of new product lines and markets, both local and overseas. On the other hand, the Directors also explored different finance sources so as to stabilize the financial position of the Group. The Group was actively and prudently seeking suitable investments with development potentials to strengthen the Group's businesses.

Pledge of Assets and Contingent Liabilities

As at 31 March 2005, the Group's fixed assets with an aggregate net book value of approximately HK$10,793,000 were pledged in favour of a bank in the PRC (the "Bank") to secure a loan of RMB29,500,000 (equivalent to approximately HK$27,830,000) granted by the Bank to the Company's PRC subsidiary. Details of the Group's contingent liabilities as at 31 March 2005 are set out under the heading of "Litigation" on page IV-3 in appendix IV – General Information of this circular.

FOR THE YEAR ENDED 31 MARCH 2006

Business Review

The Group recorded a loss for the year of HK$45,346,000 in year 2006. Turnover decreased by 65% to approximately HK$1,450,000. The losses include impairment of approximately HK$36,579,000, which the management considers it necessary to recognize in the context of a substantial overhaul of the Group's business. The impairment is reflective of the market changes in the garment industry in which the Group operates and of management's decision to refine the Group's business focus to concentrate on more specialized niche markets, such as the health care market, so as to generate higher margins in the future. Impairment made serve to write down assets of the Group that management considers will not contribute within the refocused business. The process of restructuring the business, and efforts to strengthen the senior management, will continue throughout the current year.

Fair value loss on financial assets at fair value through profit or loss amounted to approximately HK$1,260,000 was recorded as the Group's investments in securities was not satisfactory due to the fluctuation of the market and securities prices.

During the year, the Company has completed several fund raising activities and thus the financial position of the Group is much strengthened. As at 31 March 2006, the Group had cash and bank balances of approximately HK$47,202,000 and investment in securities of approximately HK$16,170,000.

Prospects

Looking forward, as interest rate is still on the rise and if coupled with other factors such as the possibility of outbreak of the bird flu, the market in the year 2006 may become more volatile. Thus the Group is cautious on the performance of both its securities investment and the garment business.

In view of the increase in the public awareness of the importance of health in face of the epidemic diseases such as Acute Respiratory Syndrome (SARS) and bird flu in recent years, there is a high potential public demand for health checks services. The Group is establishing a one-stop day-time body health check centre for the provision of health check, advanced diagnostic imaging services, day care observation services and medical related services. In the health check centre there will be advanced medical technology equipment such as various diagnostic imaging systems and blood/disease testing equipments. The Centre will be located at Basement 2 of Majestic Centre, 348 Nathan Road, Kowloon, Hong Kong. Recruitment of expertise and staff and ordering of medical equipment for the health check centre has commenced since April 2006. It is anticipated that the health check centre will be opened by September 2006.

Sustained growth in PRC and economic integration with Hong Kong's economy will provide opportunities for investors. As a result, on 18 April 2006, the Group entered into a subscription agreement with Dr. Francis Choi Chee Ming for the formation of a joint venture

company (the "JV Company"). The total investment of the Group in the JV Company amounts to HK$21,000,000, representing 70% of the issued share capital of the JV Company. The JV Company will be engaged in the business of healthcare and medical checks in the PRC.

Liquidity and Financial Positions

As at 31 March 2006, shareholders' fund and net current assets of the Group amounted to HK$1,873,000 (2005: HK$20,812,000) and HK$46,135,000 (2005: HK$9,821,000) respectively.

As at 31 March 2006, the Group's bank balances and cash amounted to HK$47,202,000 (2005: HK$2,146,000). In view of the Group's bank balances and cash and net current assets, it is believed that the Group has sufficient resources to meet the foreseeable working capital demands and capital expenditure.

The monetary assets and liabilities and business transaction of the Group are mainly carried and conducted in Hong Kong dollars and Renminbi. The Group maintain a prudent strategy in its foreign exchange risk management, where foreign exchange risk are minimized via balancing the monetary assets versus monetary liabilities, and foreign exchange revenue versus foreign exchange expenditures.

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

Business review

For the six months ended 30 September 2006, the Group's turnover was HK$566,000 (2005: HK$1,698,000), representing a decrease of 66.7% as compared to the corresponding period of last year. The decrease in turnover was mainly attributable to the realignment of business from garment business to health care business.

Loss attributable to the equity holders of the Company for the six months ended 30 September 2006 was HK$10,811,000 (2005: HK$5,454,000). The decrease was mainly attributable for the expenses incurred in the establishing of a new health check centre at Nathan Road, Kowloon.

Prospects

Garment business

Intense competition is expected to continue in the garment business in China. Hence, management had decided to refine the Group's business from garment industry to health care and medical industry so as to generate higher profit margins in future.

Securities trading business

With the steady improvement of Hong Kong's economic environment, the securities market continued to remain healthy. Gain on financial assets at fair value amounted to approximately HK$2,203,000 was recorded.

Health care and medical services

The Group started its business in June 2006 by providing health check referral services to patients. In addition, a well-planned one-stop health check centre will start serving the public by early 2007. It is located at Nathan Road, Kowloon with approximately 20,000 sq. ft. decorated as unrivalled comfort and luxurious style, which is largely different from other general centres, laboratories or hospitals providing similar services. The centre is the most advanced and comprehensive health check and laboratory service provider outside major hospitals in Hong Kong. The health check centre is installed with some of the most advanced diagnostic equipments such as MRI system, PET/CT Scanner and Mammography System etc. for providing diagnostic imaging health check services. We trust it could lead the community to a healthy life by providing professional and dedicated services through advanced diagnostic technology and equipment. We are also confident to be the market leader in the Asia Pacific region in the near future. The high-end health check business has a relatively higher entry barrier as the business requires high capital investment and professional human resources. In light of the increasing public awareness towards preventive health care and the high entry barrier of the business, our health check and diagnostic service is anticipated to contribute substantial income to the Group.

The Group will continue to strengthen the network in Hong Kong through setting up of satellite diagnostic centres or by acquisitions.

The proposed acquisition of Polyray and Polylight in October 2006 is a significant development for the Group as such acquisition can diversify the Group's business. Polyray and Polylight have four branches operated under the name of "Opus". Opus is believed to be one of the top three medical diagnostic companies in Hong Kong with well-established reputation in the industry. The acquisition greatly increased the Groups's network in Hong Kong. In addition, the synergy and our experienced management can make the Group to have a rapid growth in future.

Substantial growth in Macau and economic integration with Hong Kong's economy will provide opportunities for investor. Our Group will search for possible acquisitions or co-operate with other local parties for the business in Macau.

In order to better reflect our intention of emphasizing on health check industry, the Company is renamed as "Hong Kong Health Check and Laboratory Holdings Company Limited" in October 2006.

Liquidity and financial resources

As at 30 September 2006, shareholders' fund and net current assets of the Group amounted to HK$62,000 (31 March 2006: HK$1,873,000) and HK$44,986,000 (31 March 2006: HK$46,135,000) respectively.

As at 30 September 2006, the Group's bank balances and cash amounted to HK$34,796,000 (31 march 2006: HK$47,202,000). In view of the Group's bank balances and cash and net current assets, it is believed that the Group has sufficient resources to meet the foreseeable working capital demands and capital expenditure.

The monetary assets and liabilities and business transaction of the Group are mainly carried and conducted in Hong Kong dollars and Renminbi. The Group maintain a prudent strategy in its foreign exchange risk management, where foreign exchange risk are minimized via balancing the monetary assets versus monetary liabilities, and foreign exchange revenue versus foreign exchange expenditures.

Post balance sheet event

The following events occurred subsequent to the interim report date:

On 9 December 2005, the Company entered into a convertible notes placing agreement with a placing agent. Pursuant to the convertible notes placing agreement, the placing agent agreed to place, up to an aggregate principal amount of HK$60,000,000 convertible notes ("Convertible notes II"). On 4 September 2006, the Company received notice from the Placing Agent exercising its right to place (the "Tranche One Placing") Convertible Notes II of an aggregate principal amount of HK$40,000,000. Completion of the Tranche One Placing took place on 3 October 2006.

On 17 October 2006, the Company entered into the Polyray Sale Agreement and Polylight Sale Agreement. Pursuant to the Polyray Sale Agreement, the Company conditionally agreed to acquire the entire issued share capital of Polyray at a total cash consideration of HK$27,000,000. Pursuant to the Polylight Sale Agreement, the Company conditionally agreed to acquire the remaining issued share capital of Polylight at a cash consideration of HK$7,250,000. The acquisition constitutes a very substantial acquisition on the part of the Company under the Listing Rules. The acquisition requires the approval by the shareholders of the Company at the special general meeting.

(C) AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2005

The Company's auditors have issued a qualified opinion arising from limitation of audit scope and included a paragraph describing the fundamental uncertainties relating to the going concern basis for preparing the Group's financial statements for the year ended 31 March 2005.

HLB 國衛會計師事務所
Hodgson Impey Cheng

31/F, Gloucester Tower
The Landmark
11 Pedder Street
Central
Hong Kong

Chartered Accountants
Certified Public Accountants

TO THE SHAREHOLDERS OF
STARBOW HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 15 to 54 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 90 of the Companies Act 1981 of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and the Company's circumstances, consistently applied and adequately disclosed.

We planned our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. However, the evidence available to us was limited as follows:

RECOVERABILITY OF OTHER RECEIVABLES

Included in other debtors, deposits and prepayments in the Group's consolidated balance sheet as at 31 March 2005 is an amount due from a debtor of approximately HK$41,005,000, further details of which are disclosed in Note 17 to the financial statements. The debtor agreed that the balance would be settled in full by 31 December 2005. However, we have been unable to obtain reliable information to assess the financial position of this debtor. Accordingly, we have been unable to obtain sufficient audit evidence either to ascertain if this debt can be recovered in full, or to determine the amount of provision, if any, required to be reflected in the financial statements.

Any adjustments that might have been found to be necessary in respect of the matter set out above would have a consequential impact on the net loss of the Group for the year ended 31 March 2005, the net assets of the Group as at 31 March 2005, and on the classification of such items and their related disclosures in the financial statements as at and for the year ended 31 March 2005.

In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

FUNDAMENTAL UNCERTAINTIES RELATING TO THE GOING CONCERN BASIS

In forming our opinion, we have considered the adequacy of the disclosures made in Note 1 to the financial statements concerning the adoption of the going concern basis on which the financial statements have been prepared. As explained in Note 1 to the financial statements, the validity of the going concern basis depends upon the Group's ability to raise additional equity funding from the Company's existing and/ or new shareholders, the Group's success in recovering its outstanding trade and other receivables, the continuing financial support from the Group's bankers and other providers of finance, the successful attainment of profitable and positive cash flow operations and the successful outcome of the implementation of the other measures noted above. The financial statements do not include any adjustments that might be necessary if these measures were not to be successful or insufficient, or if the going concern basis were not to be appropriate and/ or the financial support mentioned above would be withdrawn. We consider that appropriate disclosures have been made and our opinion is not qualified in this respect.

QUALIFIED OPINION ARISING FROM LIMITATION OF AUDIT SCOPE

Except for any adjustments that might have been found to be necessary had we been able to obtain sufficient evidence concerning the recoverability of the amount due from the debtor as referred to above, in our opinion the financial statements give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2005 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

In respect alone of the limitation on our work relating to the amount due from the debtor as referred to above, we have not obtained all the information and explanations that we considered necessary for the purpose of our audit.

HLB Hodgson Impey Cheng
Chartered Accountants
Certified Public Accountants

Hong Kong, 26 July 2005

(D) INDEBTEDNESS STATEMENT

As at the close of business on 31 May 2007, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Enlarged Group had outstanding borrowings of approximately HK$119,874,000, comprising the following:

(i) The convertible notes with a principal amount of HK$60 million (the "TA Convertible Bond") issued by the Company on 23 February 2006 to Top Act Group Limited. The TA Convertible Bond bears interest at 1% per annum payable half yearly in arrears. The maturity date of the TA Convertible Bond is the date falling on the fourth anniversary of the date of issue of the TA Convertible Bond. Any unredeemed and unconverted TA Convertible Bond will be redeemed at 100% of the outstanding principal amount together with any accrued interest in cash;

(ii) Secured bank borrowings of approximately HK$23,731,000, comprising an instalment loan of approximately HK$19,731,000 and a revolving loan of HK$4,000,000. The secured bank borrowings are secured by a fixed charge on the newly acquired machines during the year ended 31 March 2007 of the Enlarged Group, a charge over fixed deposits and a corporate guarantee executed by the Company; and

(iii) Unsecured bank borrowings of approximately HK$36,143,000 which are denominated in Chinese Renminbi and are repayable on demand or within one year.

Disclaimer

Save as aforesaid and the litigation as disclosed under the paragraph headed "Litigation" in appendix IV to this circular and apart from intra-group liabilities and normal trade payables, as at the close of business on 31 May 2007, the Enlarged Group did not have any debt securities issued and outstanding or agreed to be issued, bank overdrafts, loans or other similar indebtedness, liabilities under acceptance or acceptance credits, debentures, mortgages, charges, hire purchase or finance lease commitments, guarantees or other material contingent liabilities.

(E) WORKING CAPITAL STATEMENT

The Directors are of the opinion that in the absence of unforeseeable circumstance, taking into account of the internal resources of the Enlarged Group and the available banking facilities, the Enlarged Group will have sufficient working capital for its present requirements for at least the next twelve months following the date of this circular.

(A) ACCOUNTANTS' REPORT ON THE TARGET GROUP

The following is the text of a report, prepared for the sole purpose of inclusion in this circular, received from the reporting accountants to the Target Group, HLB Hodgson Impey Cheng, Chartered Accountants, Certified Public Accountants, Hong Kong. As described in the paragraph headed "Documents Available for Inspection" in Appendix IV, a copy of the following accountants' report is available for inspection.

HLB 國衛會計師事務所
Hodgson Impey Cheng

Chartered Accountants
Certified Public Accountants

31/F, Gloucester Tower
The Landmark
11 Pedder Street
Central
Hong Kong

25 July 2007

The Directors
Hong Kong Health Check and Laboratory Holdings Company Limited

Dear Sirs,

We set out below our report on the financial information (the "Financial Information") regarding Group Benefit Development Limited ("Group Benefit") and its subsidiaries (collectively referred to as the "Target Group") for the years ended 30 November 2004, 2005 and 2006 and the two months ended 31 January 2007 (the "Relevant Periods"), for inclusion in the circular (the "Circular") dated 25 July 2007 issued by Hong Kong Health Check and Laboratory Holdings Company Limited (the "Company").

Group Benefit is a limited liability company incorporated in Hong Kong. The address of its registered office and principal place of business is Room 1001-3, Sino Centre, 582 Nathan Road, Mongkok, Kowloon, Hong Kong. Its principal activities are investment holding and provision of diagnostic scanning services.

As at the date of this report, Group Benefit has the following subsidiaries, all of which are private companies with limited liability:

Name	Date and place of incorporation	Particulars of issued capital	Attributable equity interest held directly by Group Benefit	Principal activities
Champion Projects Limited *(Note (i))*	30 May 1989, Hong Kong	Ordinary shares, HK$1,950,000	50.77%	Provision of diagnostic scanning services and ceased business on 19 August 2006
Good Fortune Technologies Limited *(Note (i))*	16 March 1993, Hong Kong	Ordinary shares, HK$2,550,000	52.94%	Provision of diagnostic scanning services
New Union Holdings Limited *(Note (i))*	1 March 2002, Hong Kong	Ordinary shares, HK$2	100%	Provision of diagnostic scanning services and ceased business on 9 April 2004
Union Wise Enterprises Limited *(Note (i))*	20 May 2005, Hong Kong	Ordinary shares, HK$3,850,001	62.34%	Provision of diagnostic scanning services
Allied Rich Development Limited *(Note (ii))*	8 June 2003, Hong Kong	Ordinary shares, HK$6	100%	Property investment
Concord Laboratory Company Limited *(Note (iii))*	29 April 2006, Macau	Quota capital, MOP 25,000	100%	Provision of laboratory services

Notes:

(i) The statutory financial statements of each of Group Benefit, Champion Projects Limited and Good Fortune Technologies Limited for each of the years ended 30 November 2004, 2005 and 2006, the statutory financial statements of New Union Holdings Limited for the year ended 30 November 2004, and the statutory financial statements of Union Wise Enterprises Limited for the period from 20 May 2005 (date of incorporation) to 30 November 2006 were audited by Messrs. Chan, Lai, Pang & Co., Certified Public Accountants, Hong Kong.

(ii) Allied Rich Development Limited was acquired by the Target Group during the year ended 30 November 2006. The statutory financial statements of Allied Rich Development Limited for the period ended 30 November 2006 were audited by C.M. Chu & Co., Certified Public Accountants, Hong Kong.

(iii) No audited financial statements of Concord Laboratory Company Limited have been prepared as there are no statutory requirements for this entity to prepare audited financial statements in its place of incorporation.

As a basis for forming an opinion on the Financial Information for the purpose of this report, the directors of Group Benefit have prepared consolidated financial statements of the Target Group for the Relevant Periods in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") (the "Underlying Financial Statements"). We have audited the Underlying Financial Statements in accordance with Hong Kong Standards on Auditing issued by the HKICPA. We have examined the Underlying Financial Statements in accordance with the Auditing Guideline 3.340 "Prospectuses and the Reporting Accountant" issued by the HKICPA.

The Financial Information set out in this report has been prepared based on the Underlying Financial Statements.

The Underlying Financial Statements are the responsibility of the directors of Group Benefit. The directors of Hong Kong Health Check and Laboratory Holdings Company Limited are responsible for the contents of the Circular in which this report is included. It is our responsibility to compile the Financial Information set out in this report from the Underlying Financial Statements, to form an independent opinion on the Financial Information and to report our opinion to you.

In our opinion, the Financial Information together with the notes thereon gives, for the purpose of this report, a true and fair view of the state of affairs of the Target Group and Group Benefit as at 30 November 2004, 2005 and 2006 and 31 January 2007 and of the results and cash flows of the Target Group for the Relevant Periods.

The comparative consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement of the Target Group for the two months ended 31 January 2006 together with the notes thereon (the "31 January 2006 Financial Information") have been extracted from the financial information of the Target Group for the same period which was prepared by the directors of Group Benefit solely for the purpose of this report. We have reviewed the 31 January 2006 Financial Information in accordance with the Statement of Auditing Standard 700 "Engagements to review interim financial reports" issued by the HKICPA. Our review consisted principally of making enquires of the Target Group's management and applying analytical procedures to the 31 January 2006 Financial Information and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the 31 January 2006 Financial Information.

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the 31 January 2006 Financial Information.

CONSOLIDATED INCOME STATEMENTS

	Notes	Year ended 30 November 2004 HK$	Year ended 30 November 2005 HK$	Year ended 30 November 2006 HK$	Period ended 31 January 2006 HK$ (Unaudited)	Period ended 31 January 2007 HK$
Revenue	4	23,886,148	24,395,545	26,110,619	3,235,726	4,924,962
Other income	5	1,894,877	1,840,257	1,312,330	277,997	839,937
Changes in inventories and clinical supplies consumed		(1,725,358)	(1,714,170)	(2,112,341)	(502,030)	(335,528)
Laboratory services costs		(699,410)	(681,419)	(1,040,849)	(189,902)	(143,232)
Employee benefits expense	7	(11,094,810)	(10,972,224)	(14,049,686)	(2,198,419)	(3,321,388)
Property, plant and equipment written off		(110,844)	-	(35,715)	-	-
Depreciation and amortization expense		(1,924,849)	(1,570,267)	(1,497,174)	(139,613)	(326,273)
Impairment loss recognized in respect of property, plant and equipment		-	(300,060)	-	-	-
Other operating expenses		(2,794,532)	(2,960,849)	(4,586,045)	(507,093)	(760,454)
Finance costs		(10,837)	(200)	-	-	-
Share of profit of an associate		482,084	739,270	667,931	139,874	114,174
Profit before tax	6	7,902,469	8,775,883	4,769,070	116,540	992,198
Income tax expense	8	(1,217,926)	(1,350,690)	(795,067)	-	(39,956)
Profit for the year/period		6,684,543	7,425,193	3,974,003	116,540	952,242
Attributable to:						
Equity holders of Group Benefit		5,456,288	6,151,286	3,554,493	84,827	1,021,702
Minority interests		1,228,255	1,273,907	419,510	31,713	(69,460)
		6,684,543	7,425,193	3,974,003	116,540	952,242
Dividends:						
Interim	9	1,392,967	1,123,100	11,503,266	-	-

CONSOLIDATED BALANCE SHEETS

	Notes	As at 30 November 2004 HK$	As at 30 November 2005 HK$	As at 30 November 2006 HK$	As at 31 January 2007 HK$
NON-CURRENT ASSETS					
Property, plant and equipment	*11*	3,674,130	3,463,935	9,644,761	9,369,311
Prepaid lease payments	*12*	1,906,173	1,869,516	13,556,259	13,517,736
Interest in an associate	*14*	3,066,246	2,765,516	2,003,499	2,117,673
Available-for-sale investments	*15*	2,493,523	2,353,618	80,000	80,000
Deferred tax assets	*16*	192,808	232,177	191,626	191,626
		11,332,880	10,684,762	25,476,145	25,276,346
CURRENT ASSETS					
Inventories	*17*	160,628	211,428	171,737	171,737
Trade and other receivables	*18*	2,456,836	2,756,346	2,626,729	2,283,879
Tax recoverable		–	–	439,691	399,736
Bank balances and cash		20,341,321	26,334,067	13,597,359	14,127,312
		22,958,785	29,301,841	16,835,516	16,982,664
CURRENT LIABILITIES					
Trade and other payables	*19*	1,298,601	1,794,832	6,080,791	5,868,260
Amounts due to directors	*20*	280,705	298,974	8,397,886	8,404,399
Amounts due to minority shareholders of subsidiaries	*20*	864,000	792,000	3,608,000	2,158,000
Tax payable		389,407	9,171	–	–
		2,832,713	2,894,977	18,086,677	16,430,659
NET CURRENT ASSETS/ (LIABILITIES)		20,126,072	26,406,864	(1,251,161)	552,005
TOTAL ASSETS LESS CURRENT LIABILITIES		31,458,952	37,091,626	24,224,984	25,828,351
NON-CURRENT LIABILITIES					
Deferred tax liabilities	*16*	19,426	–	19,400	19,400
NET ASSETS		31,439,526	37,091,626	24,205,584	25,808,951
CAPITAL AND RESERVES					
Share capital	*21*	3,403,333	3,403,333	3,403,333	3,403,333
Share premium and reserves		22,448,729	27,326,122	19,300,570	20,322,272
Equity attributable to equity holders of Group Benefit		25,852,062	30,729,455	22,703,903	23,725,605
Minority interests		5,587,464	6,362,171	1,501,681	2,083,346
TOTAL EQUITY		31,439,526	37,091,626	24,205,584	25,808,951

BALANCE SHEETS

	Notes	As at 30 November 2004 HK$	As at 30 November 2005 HK$	As at 30 November 2006 HK$	As at 31 January 2007 HK$
NON-CURRENT ASSETS					
Property, plant and equipment	*11*	2,656,321	3,044,521	3,266,547	3,153,886
Prepaid lease payments	*12*	1,906,173	1,869,516	1,832,859	1,826,749
Interests in subsidiaries	*13*	3,851,730	3,532,578	15,827,948	16,496,835
Interest in an associate	*14*	–	–	1,430,026	1,430,026
Available-for-sale investments	*15*	620,026	593,026	80,000	80,000
Deferred tax assets	*16*	192,808	232,177	191,626	191,626
		9,227,058	9,271,818	22,629,006	23,179,122
CURRENT ASSETS					
Inventories	*17*	147,315	195,247	121,044	121,044
Trade and other receivables	*18*	1,306,920	1,532,800	1,534,766	1,141,553
Amount due from an investee company	*20*	974,974	454,974	–	–
Tax recoverable		–	13,396	129,578	129,578
Bank balances and cash		12,779,593	16,848,911	2,656,544	2,386,070
		15,208,802	19,045,328	4,441,932	3,778,245
CURRENT LIABILITIES					
Trade and other payables	*19*	1,142,362	1,641,052	1,691,677	1,466,276
Amounts due to directors	*20*	–	–	276,784	276,784
Amount due to a subsidiary	*13*	117,743	321,965	–	–
Tax payable		264,144	–	–	–
		1,524,249	1,963,017	1,968,461	1,743,060
NET CURRENT ASSETS		13,684,553	17,082,311	2,473,471	2,035,185
NET ASSETS		22,911,611	26,354,129	25,102,477	25,214,307
CAPITAL AND RESERVES					
Share capital	*21*	3,403,333	3,403,333	3,403,333	3,403,333
Share premium and reserves	*22*	19,508,278	22,950,796	21,699,144	21,810,974
TOTAL EQUITY		22,911,611	26,354,129	25,102,477	25,214,307

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of Group Benefit						
	Share capital *HK$*	Share premium *HK$*	Investments revaluation reserve *HK$*	Retained profits *HK$*	Total *HK$*	Minority interests *HK$*	Total equity *HK$*
At 1 December 2003	3,403,333	2,186,666	154,389	15,971,170	21,715,558	4,824,809	26,540,367
Gain on fair value changes of available-for-sale investments	-	-	73,183	-	73,183	-	73,183
Net income recognized directly in equity	-	-	73,183	-	73,183	-	73,183
Profit for the year	-	-	-	5,456,288	5,456,288	1,228,255	6,684,543
Total recognized income and expense for the year	-	-	73,183	5,456,288	5,529,471	1,228,255	6,757,726
Dividends paid	-	-	-	(1,392,967)	(1,392,967)	(465,600)	(1,858,567)
At 30 November 2004	3,403,333	2,186,666	227,572	20,034,491	25,852,062	5,587,464	31,439,526
Loss on fair value changes of available-for-sale investments	-	-	(150,793)	-	(150,793)	-	(150,793)
Net expense recognized directly in equity	-	-	(150,793)	-	(150,793)	-	(150,793)
Profit for the year	-	-	-	6,151,286	6,151,286	1,273,907	7,425,193
Total recognized income and expense for the year	-	-	(150,793)	6,151,286	6,000,493	1,273,907	7,274,400
Dividends paid	-	-	-	(1,123,100)	(1,123,100)	(499,200)	(1,622,300)
At 30 November 2005	3,403,333	2,186,666	76,779	25,062,677	30,729,455	6,362,171	37,091,626
Gain on fair value changes of available-for-sale investments	-	-	156,337	-	156,337	-	156,337
Net income recognized directly in equity	-	-	156,337	-	156,337	-	156,337
Transfer to profit or loss on sale of available-for-sale investments	-	-	(233,116)	-	(233,116)	-	(233,116)
Profit for the year	-	-	-	3,554,493	3,554,493	419,510	3,974,003
Total recognized income and expense for the year	-	-	(76,779)	3,554,493	3,477,714	419,510	3,897,224
Dividends paid	-	-	-	(11,503,266)	(11,503,266)	(5,280,000)	(16,783,266)
At 30 November 2006	3,403,333	2,186,666	-	17,113,904	22,703,903	1,501,681	24,205,584
Profit for the period	-	-	-	1,021,702	1,021,702	(69,460)	952,242
Total recognized income and expense for the period	-	-	-	1,021,702	1,021,702	(69,460)	952,242
Capital contribution from minority shareholders	-	-	-	-	-	1,450,000	1,450,000
Dilution of interest in a subsidiary	-	-	-	-	-	(798,875)	(798,875)
At 31 January 2007	3,403,333	2,186,666	-	18,135,606	23,725,605	2,083,346	25,808,951

	Attributable to equity holders of Group Benefit						
	Share capital *HK$*	Share premium *HK$*	Investments revaluation reserve *HK$*	Retained profits *HK$*	Total *HK$*	Minority interests *HK$*	Total equity *HK$*
(Unaudited)							
At 1 December 2005	3,403,333	2,186,666	76,779	25,062,677	30,729,455	6,362,171	37,091,626
Gain on fair value changes of available-for-sale investments	-	-	101,211	-	101,211	-	101,211
Net income recognized directly in equity	-	-	101,211	-	101,211	-	101,211
Transfer to profit or loss on sale of available-for-sale investments	-	-	(266,564)	-	(266,564)	-	(266,564)
Profit for the period	-	-	-	84,827	84,827	31,713	116,540
Total recognized income and expense for the period	-	-	(165,353)	84,827	(80,526)	31,713	(48,813)
At 31 January 2006	3,403,333	2,186,666	(88,574)	25,147,504	30,648,929	6,393,884	37,042,813

CONSOLIDATED CASH FLOW STATEMENTS

	Notes	Year ended 30 November 2004 HK$	Year ended 30 November 2005 HK$	Year ended 30 November 2006 HK$	Period ended 31 January 2006 HK$ (Unaudited)	Period ended 31 January 2007 HK$
Operating activities						
Profit before tax		7,902,469	8,775,883	4,769,070	116,540	992,198
Adjustments for:						
Interest income		(190,483)	(543,704)	(849,208)	(11,033)	(41,060)
Interest expenses		10,837	200	-	-	-
Dividend income from listed investments		(73,529)	(80,233)	(31,700)	-	-
Property, plant and equipment written off		110,844	-	35,715	-	-
Gain on disposal of listed investments		-	-	(213,820)	(266,565)	-
Gain on disposal of property, plant and equipment		(49,750)	-	-	-	-
Depreciation and amortization		1,924,849	1,570,267	1,497,174	139,613	326,273
Impairment loss recognized in respect of property, plant and equipment		-	300,060	-	-	-
Gain on dilution of interest in a subsidiary		-	-	-	-	(798,876)
Share of profit of an associate		(482,084)	(739,270)	(667,931)	(139,874)	(114,174)
Operating cash flows before movements in working capital		9,153,153	9,283,203	4,539,300	(161,319)	364,361
Inventories		11,197	(50,800)	39,691	-	-
Trade and other receivables		(318,980)	(299,510)	129,617	614,971	342,850
Trade and other payables		266,587	496,231	25,617	(133,435)	(212,531)
Amounts due to minority shareholders of subsidiaries		(48,000)	(72,000)	2,816,000	-	(1,450,000)
Amounts due to directors		65,627	18,269	(298,974)	-	6,513
Amount due from an associate		650,000	1,040,000	909,948	260,000	-
Cash generated by/(used in) operations		9,779,584	10,415,393	8,161,199	580,217	(948,807)
Hong Kong profits tax paid		(1,062,354)	(1,789,721)	(1,253,602)	-	-
Net cash generated by/(used in) operating activities		8,717,230	8,625,672	6,907,597	580,217	(948,807)

	Notes	Year ended 30 November 2004 HK$	Year ended 30 November 2005 HK$	Year ended 30 November 2006 HK$	Period ended 31 January 2006 HK$ (Unaudited)	Period ended 31 January 2007 HK$
Investing activities						
Interest received		190,483	543,704	849,208	11,033	41,060
Dividends received from listed investments		73,529	69,345	20,766	-	-
Dividends received from an associate		-	-	520,000	-	-
Proceeds from disposal of listed investments		-	-	2,421,592	1,328,351	-
Acquisition of a subsidiary	23	-	-	(172,147)	-	-
Purchase of property, plant and equipment		(849,925)	(1,623,475)	(6,520,458)	(374,760)	(12,300)
Proceeds from disposal of property, plant and equipment		49,750	-	20,000	-	-
Net cash (used in)/generated by investing activities		(536,163)	(1,010,426)	(2,861,039)	964,624	28,760
Financing activities						
Interest paid		(10,837)	(200)	-	-	-
Dividends paid to equity holders of Group Benefit		(1,392,967)	(1,123,100)	(11,503,266)	-	-
Dividends paid to minority interests		(465,600)	(499,200)	(5,280,000)	-	-
Capital contributed by minority shareholders		-	-	-	-	1,450,000
Repayment of bank loans		(930,424)	-	-	-	-
Net cash (used in)/generated by financing activities		(2,799,828)	(1,622,500)	(16,783,266)	-	1,450,000
Net increase/(decrease) in cash and cash equivalents		5,381,239	5,992,746	(12,736,708)	1,544,841	529,953
Cash and cash equivalents brought forward		14,960,082	20,341,321	26,334,067	26,334,067	13,597,359
Cash and cash equivalents carried forward		20,341,321	26,334,067	13,597,359	27,878,908	14,127,312

1. SIGNIFICANT ACCOUNTING POLICIES

The financial information has been prepared on the historical cost basis except for certain financial instruments which are measured at fair values, as explained in the accounting policies set out below.

The financial information has been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). In addition, the financial information includes applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and by the Hong Kong Companies Ordinance.

The financial information is presented in Hong Kong dollars, which is the same as the functional currency of Group Benefit.

The Target Group has not early applied the following new standards, amendment or interpretations that have been issued but are not yet effective. The directors of Group Benefit anticipate that the application of these standards, amendment or interpretations will have no material impact on the results and the financial position of the Target Group.

HKAS 1 (Amendment)	Capital Disclosures[1]
HKAS 23 (Revised)	Borrowing Costs[2]
HKFRS 7	Financial Instruments: Disclosures[1]
HKFRS 8	Operating Segments[2]
HK(IFRIC) – INT 11	HKFRS 2 – Group and Treasury Share Transactions[3]
HK(IFRIC) – INT 12	Service Concession Arrangements[4]

[1] *Effective for annual periods beginning on or after 1 January 2007.*
[2] *Effective for annual periods beginning on or after 1 January 2009.*
[3] *Effective for annual periods beginning on or after 1 March 2007.*
[4] *Effective for annual periods beginning on or after 1 January 2008.*

Basis of consolidation

The consolidated financial statements incorporate the financial statements of Group Benefit and entities (including special purpose entities) controlled by Group Benefit (its subsidiaries). Control is achieved where Group Benefit has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Target Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Target Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Target Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Business combinations

The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Target Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under HKFRS 3 *Business Combinations* are recognized at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with HKFRS 5 *Non-current Assets Held for Sale and Discontinued Operations*, which are recognized and measured at fair value less costs to sell.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Target Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized. If, after reassessment, the Target Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognized immediately in profit or loss.

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

Investments in associates

An associate is an entity over which the investor has significant influence and that is neither a subsidiary nor an interest in a joint venture.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Target Group's share of the net assets of the associate, less any identified impairment loss. When the Target Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Target Group's net investment in the associate), the Target Group discontinues recognizing its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that the Target Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Any excess of the cost of acquisition over the Target Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognized at the date of acquisition is recognized as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment.

Any excess of the Target Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

Where a group entity transacts with an associate of the Target Group, profits and losses are eliminated to the extent of the Target Group's interest in the relevant associate.

Revenue recognition

Service income is recognized when services are provided.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Dividend income from investments is recognized when the shareholders' rights to receive payment have been established.

Property, plant and equipment

Property, plant and equipment are stated at cost less subsequent depreciation and impairment losses.

Depreciation is provided to write off the cost of items of property, plant and equipment over their estimated useful lives and after taking into account of their estimated residual value, using the straight-line method.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognized.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognized as a reduction of rental expense over the lease term on a straight-line basis.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in the respective functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognized in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of Group Benefit's net investment in a foreign operation, in which case, such exchange differences are recognized in equity in the consolidated financials statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in equity, in which cases, the exchange differences are also recognized directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Target Group's foreign operations are translated into the presentation currency of the Target Group (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognized as a separate component of equity (the translation reserve). Such exchange differences are recognized in profit or loss in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences arising are recognized in the translation reserve.

Retirement benefit costs

Payments to defined contribution retirement benefit plans are charged as an expense when employees have rendered service entitling them to the contributions.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Target Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Target Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realized. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Impairment (other than goodwill and intangible assets with indefinite useful lives)

At each balance sheet date, the Target Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as income immediately.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is calculated using the first-in, first-out method.

Financial instruments

Financial assets and financial liabilities are recognized on the consolidated balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

The Target Group's financial assets are classified into one of the four categories, including financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss has two subcategories, including financial assets held for trading and those designated as at fair value through profit or loss on initial recognition.

A financial asset other than a financial asset held for trading may be designated as at fair value through profit or loss upon initial recognition if:

- such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

- the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Target Group's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

- it forms part of a contract containing one or more embedded derivatives, and HKAS 39 permits the entire combined contract (asset or liability) to be designated as at fair value through profit or loss.

At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including trade and other receivables and bank balances) are carried at amortized cost using the effective interest method, less any identified impairment losses. An impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognized, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Target Group's management has the positive intention and ability to hold to maturity. At each balance sheet date subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method, less any identified impairment losses. An impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed on initial recognition. Impairment losses are reversed in subsequent periods when an increase in the investment's recoverable amount can be related objectively to an event occurring after the impairment was recognized, subject to the restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments. At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognized in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognized in equity is removed from equity and recognized in profit or loss. Any impairment losses on available-for-sale financial assets are recognized in profit or loss.

Impairment losses on available-for-sale equity investments will not reverse in profit or loss in subsequent periods. For available-for-sale debt investments, impairment losses are subsequently reversed if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Target Group after deducting all of its liabilities. The Target Group's financial liabilities are generally classified into financial liabilities at fair value through profit or loss and other financial liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss has two subcategories, including financial liabilities held for trading and those designated as at fair value through profit or loss on initial recognition.

A financial liability other than a financial liability held for trading may be designated as at fair value through profit or loss upon initial recognition if:

- such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

- the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Target Group's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

- it forms part of a contract containing one or more embedded derivatives, and HKAS 39 permits the entire combined contract (asset or liability) to be designated as at fair value through profit or loss.

At each balance sheet date subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise.

Other financial liabilities

Other financial liabilities (including trade and other payables) are subsequently measured at amortized cost, using the effective interest method.

Equity instruments

Equity instruments issued by Group Benefit are recorded at the proceeds received, net of direct issue costs.

Derecognition

Financial assets are derecognized when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Target Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized directly in equity is recognized in profit or loss.

Financial liabilities are derecognized when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognized and the consideration paid is recognized in profit or loss.

Provisions

Provisions are recognized when the Target Group has a present obligation as a result of a past event, and it is probable that the Target Group will be required to settle that obligation. Provisions are measured at the directors' best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

2. FINANCIAL RISK MANAGEMENT

Financial risk factors

The Target Group's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Target Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Target Group's financial performance.

(a) Market risk

(i) Foreign exchange risk

The directors of Group Benefit consider that the Target Group is not exposed to significant foreign exchange risk at 31 January 2007.

(ii) Price risk

The directors of Group Benefit consider that the Target Group is not exposed to significant price risk at 31 January 2007.

(iii) Cash flow and fair value interest rate risk

As the Target Group has no significant interest-bearing assets at 31 January 2007, the Target Group's income and operating cash flows are substantially independent of changes in market interest rates.

(b) Credit risk

The Target Group has no significant credit risk, including risk resulting from counterparty default and risk of concentration. The Target Group has policies in place for the control and monitoring of such credit risk.

(c) Liquidity risk

The liquidity of the Target Group is managed and monitored by maintaining sufficient cash balances. The directors of Group Benefit consider that the Target Group does not have significant liquidity risk at 31 January 2007.

Fair value estimation

The carrying values less impairment provision of trade and other receivables and payables are a reasonable approximation of their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Target Group for similar financial instruments.

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Target Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. However, there are no estimates and assumptions used in these financial statements that the directors of Group Benefit expect will have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

4. REVENUE AND SEGMENT INFORMATION

Revenue, which is also the Target Group's turnover, represents net income from provision of diagnostic scanning services in Hong Kong. Accordingly, no further business or geographical segment information is presented.

5. OTHER INCOME

	Year ended 30 November 2004 *HK$*	Year ended 30 November 2005 *HK$*	Year ended 30 November 2006 *HK$*	Period ended 31 January 2006 *HK$* (Unaudited)	Period ended 31 January 2007 *HK$*
Interest income from bank deposits	190,483	543,704	849,208	11,033	41,060
Sundry income	1,285,207	1,216,320	53,496	399	1
Dividend income from listed investments	73,529	80,233	31,700	–	–
Gain on disposal of listed investments	–	–	213,820	266,565	–
Gain on disposal of property, plant and equipment	49,750	–	–	–	–
Net foreign exchange gains	295,908	–	164,106	–	–
Gain on dilution of interest in a subsidiary *(Note)*	–	–	–	–	798,876
	1,894,877	1,840,257	1,312,330	277,997	839,937

Note:

On 25 January 2007, Union Wise Enterprises Limited, a then wholly-owned subsidiary of the Target Group, allotted 3,850,000 new ordinary shares of HK$1 each to the shareholders at par for cash. The Target Group subscribed for 2,400,000 shares of HK$1 each and the Target Group's equity interest in Union Wise Enterprises Limited was reduced from 100% to 62.34%, resulting in a gain on dilution of interest in a subsidiary of HK$798,876.

6. PROFIT BEFORE TAX

Profit before tax has been arrived at after charging:

	Year ended 30 November 2004 HK$	Year ended 30 November 2005 HK$	Year ended 30 November 2006 HK$	Period ended 31 January 2006 HK$ (Unaudited)	Period ended 31 January 2007 HK$
Amortization of prepaid lease payments	36,657	36,657	36,657	6,110	38,523
Depreciation of property, plant and equipment	1,888,192	1,533,610	1,460,517	133,503	287,750
Depreciation and amortization	1,924,849	1,570,267	1,497,174	139,613	326,273
Impairment loss recognized in respect of property, plant and equipment	–	300,060	–	–	–
Operating lease rentals in respect of rented premises	865,443	748,193	1,445,161	133,503	297,912
Auditors' remuneration	44,000	37,000	110,000	–	–
Net foreign exchange loss	–	381,134	–	4,809	300
Share of tax of associate (included in share of results of associate)	103,895	160,836	199,229	30,005	48,437

7. EMPLOYEE BENEFITS EXPENSE

	Year ended 30 November 2004 HK$	Year ended 30 November 2005 HK$	Year ended 30 November 2006 HK$	Period ended 31 January 2006 HK$ (Unaudited)	Period ended 31 January 2007 HK$
Directors' emoluments	1,624,974	2,148,108	2,216,821	244,080	329,530
Other staff costs	8,910,322	8,370,823	11,520,707	1,878,421	2,900,494
Other staff retirement benefits scheme contributions	559,514	453,293	312,158	75,918	91,364
	11,094,810	10,972,224	14,049,686	2,198,419	3,321,388

(a) Directors' emoluments

The emoluments paid or payable to each of the directors of Group Benefit for each of the three years ended 30 November 2006 and the periods ended 31 January 2006 and 2007 were as follows:

	Year ended 30 November 2004 *HK$*	Year ended 30 November 2005 *HK$*	Year ended 30 November 2006 *HK$*	Period ended 31 January 2006 *HK$* (Unaudited)	Period ended 31 January 2007 *HK$*
Dr. Leung Tze Ching					
– Fees	–	–	–	–	–
– Salaries and other benefits	1,419,628	1,455,233	1,458,312	78,000	138,000
– Contributions to retirement benefits schemes	12,000	12,000	12,000	2,000	2,000
Dr. Shum Ding Ping	–	–	–	–	–
Dr. Chun Siu Yeung	–	–	–	–	–
Dr. Leung Ka Woo	–	–	–	–	–
Dr. Ma Yat Tai (Resigned on 8 March 2006)	–	–	–	–	–
Mr. Wong Pui Hon	–	–	–	–	–
Dr. Wong Yin Wai	–	–	–	–	–
Mr. Cheung Ka Man, Carman (Appointed on 22 July 2004)					
– Fees	–	–	–	–	–
– Salaries and other benefits	119,213	407,988	423,590	88,080	106,530
– Contributions to retirement benefits schemes	4,323	12,000	12,000	2,000	2,000
Mr. Kwan Chi Wan (Appointed on 22 July 2004)					
– Fees	–	–	–	–	–
– Salaries and other benefits	65,487	248,887	298,919	72,000	79,000
– Contributions to retirement benefits schemes	4,323	12,000	12,000	2,000	2,000
Dr. Young Siu Sun (Appointed on 17 March 2006)	–	–	–	–	–
Dr. Ng Yau Yung (Appointed on 4 July 2006)	–	–	–	–	–
Dr. Wong Tai Wai, David (Appointed on 10 July 2006)	–	–	–	–	–
Mr. Che Wai Hang, Allen (Appointed on 29 December 2006 and resigned on 9 Jan 2007)	–	–	–	–	–
	1,624,974	2,148,108	2,216,821	244,080	329,530

(b) **Employees' emoluments**

The five highest paid employees in the Target Group included one, two, one, one and one directors of Group Benefit for each of the three years ended 30 November 2006 and the periods ended 31 January 2006 and 2007 respectively. The emoluments of the remaining four, three, four, four and four individuals for each of the three years ended 30 November 2006 and the periods ended 31 January 2006 and 2007 respectively were as follows:

	Year ended 30 November 2004 *HK$*	Year ended 30 November 2005 *HK$*	Year ended 30 November 2006 *HK$*	Period ended 31 January 2006 *HK$* (Unaudited)	Period ended 31 January 2007 *HK$*
Salaries and other benefits	3,751,443	3,207,972	4,489,910	701,750	1,274,110
Contributions to retirement benefits schemes	48,000	36,000	38,000	7,000	8,000
	3,799,443	3,243,972	4,527,910	708,750	1,282,110

	Year ended 30 November 2004 *(Number of employees)*	Year ended 30 November 2005 *(Number of employees)*	Year ended 30 November 2006 *(Number of employees)*	Period ended 31 January 2006 *(Number of employees)*	Period ended 31 January 2007 *(Number of employees)*
Nil to HK$1,000,000	3	2	3	4	4
HK$2,000,001 to HK$2,500,000	1	1	–	–	–
HK$2,500,001 to HK$3,000,000	–	–	1	–	–

8. INCOME TAX EXPENSE

	Year ended 30 November 2004 *HK$*	Year ended 30 November 2005 *HK$*	Year ended 30 November 2006 *HK$*	Period ended 31 January 2006 *HK$* (Unaudited)	Period ended 31 January 2007 *HK$*
Current tax:					
Provision for Hong Kong profits tax	1,400,314	1,409,485	754,517	–	39,956
Over provision in previous year	–	–	(1)	–	–
Deferred tax:	(182,388)	(58,795)	40,551	–	–
	1,217,926	1,350,690	795,067	–	39,956

Hong Kong profits tax is calculated at 17.5% on the estimated assessable profit for each of the Relevant Periods.

The tax charge can be reconciled to the profit before tax per the consolidated income statement as follows:

	Year ended 30 November 2004 HK$	Year ended 30 November 2005 HK$	Year ended 30 November 2006 HK$	Period ended 31 January 2006 HK$ (Unaudited)	Period ended 31 January 2007 HK$
Profit before tax	7,902,469	8,775,883	4,769,070	116,540	992,198
Tax at the Hong Kong profits tax rate of 17.5%	1,382,932	1,535,780	834,587	20,395	173,635
Tax effects of:					
– Expenses not deductible for tax purposes	227,487	144,789	318,917	24,433	56,397
– Income not taxable for tax purposes	(449,167)	(238,562)	(1,044,645)	(87,474)	(202,859)
– Others	756	(6,608)	–	–	–
– Tax loss not recognized	55,918	778	797,811	44,712	21,559
– Utilization of tax losses previously not recognized	–	(85,487)	(111,602)	(2,066)	(8,776)
– Over provision in previous year	–	–	(1)	–	–
Tax charge for the year/period	1,217,926	1,350,690	795,067	–	39,956

9. DIVIDENDS

	Year ended 30 November 2004 HK$	Year ended 30 November 2005 HK$	Year ended 30 November 2006 HK$	Period ended 31 January 2006 HK$ (Unaudited)	Period ended 31 January 2007 HK$
Interim, paid, of HK$3.38 per share	–	–	11,503,266	–	–
Interim, paid, of HK$0.33 per share	–	1,123,100	–	–	–
Interim, paid, of HK$0.41 per share	1,392,967	–	–	–	–

10. EARNINGS PER SHARE

Earnings per share are not presented as such information is not considered meaningful for the purpose of this report.

11. PROPERTY, PLANT AND EQUIPMENT

Target Group	Buildings HK$ (Note)	Furniture, fixtures and equipment HK$	Leasehold improvements HK$	Medical instruments HK$	Total HK$
COST					
At 1 December 2003	1,495,642	1,621,852	3,070,095	15,871,893	22,059,482
Additions	–	35,778	508,147	306,000	849,925
Disposals	–	(236,385)	(589,229)	(40,000)	(865,614)
At 30 November 2004	1,495,642	1,421,245	2,989,013	16,137,893	22,043,793
Additions	–	29,588	631,640	962,247	1,623,475
At 30 November 2005	1,495,642	1,450,833	3,620,653	17,100,140	23,667,268
Additions	–	48,618	1,275,960	5,195,880	6,520,458
Acquired on acquisition of a subsidiary	1,176,600	–	–	–	1,176,600
Disposals	–	–	–	(6,980,495)	(6,980,495)
At 30 November 2006	2,672,242	1,499,451	4,896,613	15,315,525	24,383,831
Additions	–	–	12,300	–	12,300
At 31 January 2007	2,672,242	1,499,451	4,908,913	15,315,525	24,396,131
DEPRECIATION AND IMPAIRMENT					
At 1 December 2003	130,934	1,300,811	2,815,110	12,989,386	17,236,241
Provided for the year	37,391	125,940	302,017	1,422,844	1,888,192
Eliminated on disposals	–	(143,969)	(570,801)	(40,000)	(754,770)
At 30 November 2004	168,325	1,282,782	2,546,326	14,372,230	18,369,663
Provided for the year	37,391	70,386	257,095	1,168,738	1,533,610
Impairment loss recognized	–	–	–	300,060	300,060
At 30 November 2005	205,716	1,353,168	2,803,421	15,841,028	20,203,333
Provided for the year	37,391	58,008	359,949	1,005,169	1,460,517
Eliminated on disposals	–	–	–	(6,624,720)	(6,624,720)
Impairment loss eliminated on disposals	–	–	–	(300,060)	(300,060)
At 30 November 2006	243,107	1,411,176	3,163,370	9,921,417	14,739,070
Provided for the period	10,752	6,208	81,375	189,415	287,750
At 31 January 2007	253,859	1,417,384	3,244,745	10,110,832	15,026,820
CARRYING AMOUNTS					
At 31 January 2007	2,418,383	82,067	1,664,168	5,204,693	9,369,311
At 30 November 2006	2,429,135	88,275	1,733,243	5,394,108	9,644,761
At 30 November 2005	1,289,926	97,665	817,232	1,259,112	3,463,935
At 30 November 2004	1,327,317	138,463	442,687	1,765,663	3,674,130

Group Benefit	Buildings HK$ (Note)	Furniture, fixtures and equipment HK$	Leasehold improvements HK$	Medical instruments HK$	Total HK$
COST					
At 1 December 2003	1,495,642	1,283,983	2,480,866	8,796,056	14,056,547
Additions	–	26,905	89,960	256,000	372,865
Disposals	–	–	–	(40,000)	(40,000)
At 30 November 2004	1,495,642	1,310,888	2,570,826	9,012,056	14,389,412
Additions	–	29,588	631,640	950,000	1,611,228
At 30 November 2005	1,495,642	1,340,476	3,202,466	9,962,056	16,000,640
Additions	–	13,958	–	1,080,000	1,093,958
Disposals	–	–	–	(1,745,124)	(1,745,124)
At 30 November 2006/31 January 2007	1,495,642	1,354,434	3,202,466	9,296,932	15,349,474
DEPRECIATION AND IMPAIRMENT					
At 1 December 2003	130,934	1,109,459	2,244,309	7,181,395	10,666,097
Provided for the year	37,391	76,101	218,380	775,122	1,106,994
Eliminated on disposals	–	–	–	(40,000)	(40,000)
At 30 November 2004	168,325	1,185,560	2,462,689	7,916,517	11,733,091
Provided for the year	37,391	65,955	173,458	946,224	1,223,028
At 30 November 2005	205,716	1,251,515	2,636,147	8,862,741	12,956,119
Provided for the year	37,391	50,111	148,715	600,000	836,217
Eliminated on disposals	–	–	–	(1,709,409)	(1,709,409)
At 30 November 2006	243,107	1,301,626	2,784,862	7,753,332	12,082,927
Provided for the period	6,232	4,536	24,493	77,400	112,661
At 31 January 2007	249,339	1,306,162	2,809,355	7,830,732	12,195,588
CARRYING AMOUNTS					
At 31 January 2007	1,246,303	48,272	393,111	1,466,200	3,153,886
At 30 November 2006	1,252,535	52,808	417,604	1,543,600	3,266,547
At 30 November 2005	1,289,926	88,961	566,319	1,099,315	3,044,521
At 30 November 2004	1,327,317	125,328	108,137	1,095,539	2,656,321

The above items of property, plant and equipment are depreciated on a straight-line basis at the following rates per annum:

Buildings	Over the shorter of the terms of the lease, or 40 to 48 years
Furniture, fixtures and equipment	20%
Leasehold improvements	20%
Medical instruments	14 – 20%

Note:

Certain of the Target Group's buildings with a carrying value of HK$1,172,080 at 31 January 2007 were pledged to secure a mortgage loan of HK$6,450,000 granted by a bank to the Target Group. The mortgage loan was drawn down in May 2007.

12. PREPAID LEASE PAYMENTS

	As at 30 November 2004 *HK$*	As at 30 November 2005 *HK$*	As at 30 November 2006 *HK$*	As at 31 January 2007 *HK$*
Target Group				
COST				
At 1 December	2,063,498	2,063,498	2,063,498	13,786,898
Acquired on acquisition of a subsidiary	–	–	11,723,400	–
At 30 November/31 January	2,063,498	2,063,498	13,786,898	13,786,898
AMORTIZATION				
At 1 December	120,668	157,325	193,982	230,639
Charges for the year/period	36,657	36,657	36,657	38,523
At 30 November/31 January	157,325	193,982	230,639	269,162
CARRYING AMOUNTS				
At 30 November/31 January	1,906,173	1,869,516	13,556,259	13,517,736
Group Benefit				
COST				
At 1 December and 30 November	2,063,498	2,063,498	2,063,498	2,063,498
AMORTIZATION				
At 1 December	120,668	157,325	193,982	230,639
Amortization for the year/period	36,657	36,657	36,657	6,110
At 30 November/31 January	157,325	193,982	230,639	236,749
CARRYING AMOUNTS				
At 30 November/31 January	1,906,173	1,869,516	1,832,859	1,826,749

	As at 30 November 2004 HK$	As at 30 November 2005 HK$	As at 30 November 2006 HK$	As at 31 January 2007 HK$
Target Group				
The prepaid lease payments comprise:				
Land in Hong Kong:				
Long lease	1,906,173	1,869,516	13,556,259	13,517,736
Group Benefit				
The prepaid lease payments comprise:				
Land in Hong Kong:				
Long lease	1,906,173	1,869,516	1,832,859	1,826,749

13. INTERESTS IN SUBSIDIARIES

	As at 30 November 2004 HK$	As at 30 November 2005 HK$	As at 30 November 2006 HK$	As at 31 January 2007 HK$
Group Benefit				
Unlisted equity investments, at cost *(Notes (i) & (ii))*	2,325,002	2,325,002	3,365,179	5,723,179
Amounts due from subsidiaries *(Note (iii))*	2,955,303	2,636,151	13,551,309	11,862,196
Provision for impairment	(1,428,575)	(1,428,575)	(1,088,540)	(1,088,540)
	3,851,730	3,532,578	15,827,948	16,496,835

Notes:

(i) During the year ended 30 November 2006, the Target Group acquired the entire equity interest in Allied Rich Development Limited at a consideration of HK$1,015,176 (Note 23).

(ii) On 25 January 2007, Union Wise Enterprises Limited issued additional 3,850,000 ordinary shares of HK$1 each at par for cash, of which 2,400,000 ordinary shares were allotted to the Target Group. As a result, the Target Group's equity interest in Union Wise Enterprises Limited was diluted from 100% to 62.34%.

(iii) The amounts due from and due to subsidiaries are unsecured, interest-free and have no fixed terms of repayment. The directors consider that the carrying amounts of the amounts due from and due to subsidiaries approximate their fair values.

14. INTEREST IN AN ASSOCIATE

	As at 30 November 2004 *HK$*	As at 30 November 2005 *HK$*	As at 30 November 2006 *HK$*	As at 31 January 2007 *HK$*
Target Group				
Cost of investment in an associate				
Unlisted	52	52	52	52
Share of post-acquisition profits, net of dividends received	1,116,246	1,855,516	2,003,447	2,117,621
Amount due from an associate *(Note (i))*	1,949,948	909,948	–	–
	3,066,246	2,765,516	2,003,499	2,117,673
Group Benefit				
Cost of investment in an associate				
Unlisted *(Note (ii))*	–	–	1,430,026	1,430,026

At 31 January 2007, the Target Group had interests in the following associate:

Name	Place of incorporation	Particulars of issued share capital	Attributable equity interest held by Group Benefit	Principal activities
First Oriental Nuclear Medicine Limited *(Note (ii))*	Hong Kong	Ordinary shares, HK$200	26%	Provision of PET scanning services

Notes:

(i) The amount due from an associate is unsecured, interest-free and has no fixed terms of repayment. The directors consider that the carrying amounts of the amount due from an associate approximate their fair values.

(ii) During the year ended 30 November 2006, Champion Projects Limited, a subsidiary of Group Benefit, transferred 13% equity interest in First Oriental Nuclear Medicine Limited to Group Benefit. As a result, Group Benefit directly held 26% equity interest in this associate.

The financial statements of the above associate have a financial year ending 31 December. The consolidated financial statements are adjusted for the material transactions between First Oriental Nuclear Medicine Limited and the Target Group between 1 December and 31 December. The statutory financial statements of First Oriental Nuclear Medicine Limited for each of the years ended 31 December 2004, 2005 and 2006 were audited by Philip P. L. Choi & Co., Certified Public Accountants, Hong Kong.

The summarized financial information in respect of the associate is set out below:

	Year ended 31 December 2004 HK$	Year ended 31 December 2005 HK$	Year ended 31 December 2006 HK$
Total assets	14,453,641	13,101,750	10,169,777
Total liabilities	(10,160,186)	(5,964,951)	(2,464,011)
Net assets	4,293,455	7,136,799	7,705,766
Target Group's share of net assets of an associate	1,116,298	1,855,568	2,003,499
Revenue	13,722,726	16,801,352	16,352,570
Profit for the year	1,854,171	2,843,344	2,568,967
Target Group's share of profit of an associate for the year	482,084	739,270	667,931

15. AVAILABLE-FOR-SALE INVESTMENTS

	As at 30 November 2004 HK$	As at 30 November 2005 HK$	As at 30 November 2006 HK$	As at 31 January 2007 HK$
Target Group				
Unlisted equity securities *(Note (i))*	80,000	80,000	80,000	80,000
Equity securities listed in Hong Kong, at fair value	1,878,778	1,776,924	–	–
Equity securities listed overseas, at fair value	534,745	496,694	–	–
	2,493,523	2,353,618	80,000	80,000
Group Benefit				
Unlisted equity securities *(Note (i))*	80,026	80,026	80,000	80,000
Equity securities listed in Hong Kong, at fair value	540,000	513,000	–	–
	620,026	593,026	80,000	80,000

Notes:

(i) The Target Group holds 1.27% of the ordinary share capital of Century Medical Practice Limited, a private entity incorporated in Hong Kong. The investment in Century Medical Practice Limited is measured at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Target Group are of the opinion that the fair value cannot be measured reliably.

(ii) The fair values of the listed equity securities are determined based on the quoted market bid prices available on the relevant stock exchanges.

16. DEFERRED TAXATION

The following are the major deferred tax balances recognized and movements thereon during the three years ended 30 November 2006 and the periods ended 31 January 2006 and 2007:

Deferred tax liabilities (representing accelerated tax depreciation allowances)	**Year ended 30 November 2004** *HK$*	**Year ended 30 November 2005** *HK$*	**Year ended 30 November 2006** *HK$*	**Period ended 31 January 2006** *HK$* (Unaudited)	**Period ended 31 January 2007** *HK$*
Target Group					
At the beginning of the year/period	103,996	19,426	–	–	19,400
Credited to consolidated income statement	(84,570)	(19,426)	–	–	–
Acquisition of a subsidiary *(Note 23)*	–	–	19,400	–	–
At the end of the year/period	19,426	–	19,400	–	19,400

Deferred tax assets (representing accelerated tax depreciation charges)	**Year ended 30 November 2004** *HK$*	**Year ended 30 November 2005** *HK$*	**Year ended 30 November 2006** *HK$*	**Period ended 31 January 2006** *HK$* (Unaudited)	**Period ended 31 January 2007** *HK$*
At the beginning of the year/period	94,990	192,808	232,177	232,177	191,626
Credited/(charged) to consolidated income statement	97,818	39,369	(40,551)	–	–
At the end of the year/period	192,808	232,177	191,626	232,177	191,626

Deferred tax assets (representing accelerated tax depreciation charges)	**Year ended 30 November 2004** *HK$*	**Year ended 30 November 2005** *HK$*	**Year ended 30 November 2006** *HK$*	**Period ended 31 January 2006** *HK$* (Unaudited)	**Period ended 31 January 2007** *HK$*
Group Benefit					
At the beginning of the year/period	94,990	192,808	232,177	232,177	191,626
Credited/(charged) to consolidated income statement	97,818	39,369	(40,551)	–	–
At the end of the year/period	192,808	232,177	191,626	232,177	191,626

17. INVENTORIES

	As at 30 November 2004	As at 30 November 2005	As at 30 November 2006	As at 31 January 2007
	HK$	*HK$*	*HK$*	*HK$*
Target Group				
Materials for use in provision of diagnostic service	160,628	211,428	171,737	171,737
Group Benefit				
Materials for use in provision of diagnostic service	147,315	195,247	121,044	121,044

18. TRADE AND OTHER RECEIVABLES

	As at 30 November 2004	As at 30 November 2005	As at 30 November 2006	As at 31 January 2007
	HK$	*HK$*	*HK$*	*HK$*
Target Group				
Trade receivables *(Note (i))*	2,116,746	2,168,520	1,699,755	1,396,672
Other receivables, deposits and prepayments	340,090	587,826	926,974	887,207
	2,456,836	2,756,346	2,626,729	2,283,879
Group Benefit				
Trade receivables *(Note (i))*	1,045,724	1,023,866	924,233	791,020
Other receivables, deposits and prepayments	261,196	508,934	610,533	350,533
	1,306,920	1,532,800	1,534,766	1,141,553

The following is an aged analysis of trade receivables at the balance sheet dates:

	As at 30 November 2004 HK$	As at 30 November 2005 HK$	As at 30 November 2006 HK$	As at 31 January 2007 HK$
Target Group				
0 – 60 days	1,940,490	2,014,860	1,613,338	1,268,161
61 – 90 days	122,710	102,561	68,566	93,907
Over 90 days	53,546	51,099	17,851	34,604
	2,116,746	2,168,520	1,699,755	1,396,672
Group Benefit				
0 – 60 days	971,592	964,277	879,181	716,649
61 – 90 days	43,679	52,277	34,141	54,395
Over 90 days	30,453	7,312	10,911	19,976
	1,045,724	1,023,866	924,233	791,020

Notes:

(i) The Target Group allows an average credit period of 60 days to its trade customers.

(ii) The directors consider that the carrying amounts of trade and other receivables approximate their fair values.

19. TRADE AND OTHER PAYABLES

	As at 30 November 2004 HK$	As at 30 November 2005 HK$	As at 30 November 2006 HK$	As at 31 January 2007 HK$
Target Group				
Trade payables *(Note (i))*	1,105,265	935,554	1,284,288	996,910
Other payables and accruals	193,336	859,278	4,796,503	4,871,350
	1,298,601	1,794,832	6,080,791	5,868,260
Group Benefit				
Trade payables *(Note (i))*	1,028,794	848,972	1,065,665	764,788
Other payables and accruals	113,568	792,080	626,012	701,488
	1,142,362	1,641,052	1,691,677	1,466,276

The following is an aged analysis of trade payables at the balance sheet dates:

	As at 30 November 2004 HK$	As at 30 November 2005 HK$	As at 30 November 2006 HK$	As at 31 January 2007 HK$
Target Group				
0 – 60 days	1,043,739	845,215	1,166,414	896,057
61 – 90 days	6,416	6,057	6,369	645
Over 90 days	55,110	84,282	111,505	100,208
	1,105,265	935,554	1,284,288	996,910
Group Benefit				
0 – 60 days	1,002,020	804,360	1,022,824	726,077
61 – 90 days	2,740	5,824	3,480	367
Over 90 days	24,034	38,788	39,361	38,344
	1,028,794	848,972	1,065,665	764,788

Notes:

(i) Trade payables are non-interest bearing.

(ii) The directors consider that the carrying amounts of trade and other payables approximate their fair values.

20. AMOUNT DUE FROM AN INVESTEE COMPANY/AMOUNTS DUE TO MINORITY SHAREHOLDERS OF SUBSIDIARIES/AMOUNTS DUE TO DIRECTORS

The amounts due are unsecured, interest-free and have no fixed terms of repayment. The directors consider that the carrying amounts of the amounts due approximate their fair values.

21. SHARE CAPITAL

	As at 30 November 2004 HK$	As at 30 November 2005 HK$	As at 30 November 2006 HK$	As at 31 January 2007 HK$
Authorized				
3,620,000 ordinary shares of HK$1 each	3,620,000	3,620,000	3,620,000	3,620,000
Issued and fully paid				
3,403,333 ordinary shares of HK$1 each	3,403,333	3,403,333	3,403,333	3,403,333

22. RESERVES

	Share premium HK$	Investments revaluation reserve HK$	Retained profits HK$	Total reserves HK$
Group Benefit				
At 1 December 2003	2,186,666	106,244	15,026,964	17,319,874
Gain on fair value changes of available-for-sale investments	–	41,250	–	41,250
Net income recognized directly in equity	–	41,250	–	41,250
Profit for the year	–	–	3,540,121	3,540,121
Total recognized income and expense for the year	–	41,250	3,540,121	3,581,371
Dividends paid	–	–	(1,392,967)	(1,392,967)
At 30 November 2004	2,186,666	147,494	17,174,118	19,508,278
Loss on fair value changes of available-for-sale investments	–	(27,000)	–	(27,000)
Net income recognized directly in equity	–	(27,000)	–	(27,000)
Profit for the year	–	–	4,592,618	4,592,618
Total recognized income and expense for the year	–	(27,000)	4,592,618	4,565,618
Dividends paid	–	–	(1,123,100)	(1,123,100)
At 30 November 2005	2,186,666	120,494	20,643,636	22,950,796
Gain on fair value changes of available-for-sale investments	–	17,052	–	17,052
Net income recognized directly in equity	–	17,052	–	17,052
Transfer to profit or loss on sale of available-for-sale investments	–	(137,546)	–	(137,546)
Profit for the year	–	–	10,372,108	10,372,108
Total recognized income and expense for the year	–	(120,494)	10,372,108	10,251,614
Dividends paid	–	–	(11,503,266)	(11,503,266)
At 30 November 2006	2,186,666	–	19,512,478	21,699,144
Profit for the period	–	–	111,830	111,830
Total recognized income and expense for the period	–	–	111,830	111,830
At 31 January 2007	2,186,666	–	19,624,308	21,810,974

23. ACQUISITION OF A SUBSIDIARY

During the year ended 30 November 2006, the Target Group acquired 100% of the issued share capital of Allied Rich Development Limited from certain directors of Group Benefit for a consideration of HK$1,015,176.

The net assets acquired in the transaction are as follows:

	Acquiree's carrying amount and fair value before combination
	HK$
Net assets acquired:	
Property, plant and equipment	1,176,600
Prepaid lease payments	11,723,400
Bank balances	427,853
Other payables	(61,400)
Tax payable	(50,224)
Loans from shareholders	(12,181,653)
Deferred tax liabilities	(19,400)
	1,015,176
Total consideration satisfied by:	
Cash paid	600,000
Balance payable	415,176
	1,015,176
Net cash outflow arising on acquisition:	
Cash consideration paid	600,000
Cash and cash equivalents acquired	(427,853)
	172,147

24. OPERATING LEASES

Target Group as lessee

At the balance sheet dates, the Target Group had commitments for future minimum lease payments under non-cancelable operating leases in respect of rented premises which fall due as follows:

	As at 30 November 2004 *HK$*	As at 30 November 2005 *HK$*	As at 30 November 2006 *HK$*	As at 31 January 2007 *HK$*
Within one year	489,288	580,803	1,068,809	1,194,888
In the second to fifth years inclusive	110,296	168,000	1,045,319	951,664
	599,584	748,803	2,114,128	2,146,552

Operating leases relate to clinics with leases terms of between 2 to 3 years. All operating lease contracts contain market review clauses in the event that the Target Group exercises its option to renew.

25. RELATED PARTY TRANSACTIONS

In addition to the transactions and balances disclosed elsewhere in these financial statements, the Target Group entered into the following material related party transactions:

	Year ended 30 November 2004 *HK$*	Year ended 30 November 2005 *HK$*	Year ended 30 November 2006 *HK$*	Period ended 31 January 2007 *HK$*
Rental paid to Allied Rich Development Limited *(Note)*	475,000	454,800	–	–

Note:

Dr. Leung Tze Ching, Dr. Shum Ding Ping and Dr. Wong Yin Wai and Dr. Leung Ka Woo, directors of Group Benefit, had beneficial interests in Allied Rich Development Limited before the Target Group acquired the entire equity interest in Allied Rich Development Limited during the year ended 30 November 2006 (Note 23).

26. SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements of any of the companies comprising the Target Group have been prepared in respect of any period subsequent to 31 January 2007.

Yours faithfully,
HLB Hodgson Impey Cheng
Chartered Accountants
Certified Public Accountants
Hong Kong

(B) DISCUSSION AND ANALYSIS OF THE PERFORMANCE OF GROUP BENEFIT

Group benefit was established in 1987 with the purpose of providing the latest diagnostic and imaging services to the public at an affordable price. Over the past 20 years, Group Benefit was the first in Hong Kong to provide, in a private setting, Computerized Tomography scanning service, Bone Mineral Density measurement, teleradiology, virtual endoscopy and Computer Aided Diagnosis in mammography.

FOR THE YEAR ENDED 30 NOVEMBER 2004

Business Review

(a) Turnover

For the year ended 30 November 2004, turnover was approximately HK$23,886,000.

(b) Other income

For the year ended 30 November 2004, other income was approximately HK$1,895,000 mainly attributed by joint venture income.

(c) Gross profit margin

Group Benefit's gross profit (defined as revenue plus other income minus changes in inventories, clinical supplies consumed, laboratory services costs and employee benefits expense) was approximately HK$12,261,000 for the year ended 30 November 2004 and gross profit margin was 51%.

(d) Other operating expenses

Other operating expenses of Group Benefit amounted to approximately HK$2,795,000.

(e) Employee benefits expenses

Employee benefits expenses (including directors' remuneration) for the year ended 30 November 2004 comprised of wages, salaries and staff welfare of HK$10,535,000 and scheme contributions of HK$560,000.

(f) Liquidity and financial resources

The working capital of Group Benefit was mainly funded by its internally generated funds. The average term of credit for customers was 38 days. As at 30 November 2004, the current ratio (current assets divided by current liabilities) and gearing ratio (total liabilities divided by total equity) were 8.11 & 9.1%.

(g) Capital structure

As at 30 November 2004, issued share capital was HK$3,403,333 and there was no other issued or outstanding loan capital, preference shares or convertible securities.

(h) Property plant and equipment

As at 30 November 2004, property plant and equipment was approximately HK$3,674,000 mainly contributed by medical instruments and building.

(i) Foreign exchange risk

Foreign exchange risk was minimal as majority of transactions were denominated in Hong Kong dollars.

(j) Capital commitment

As at 30 November 2004, Group Benefit did not have any capital commitment.

(k) Contingent liability

As at 30 November 2004, Group Benefit did not have any contingent liability.

FOR THE YEAR ENDED 30 NOVEMBER 2005

Business Review

The revenue increased by 2.1% as compared with the prior year.

(a) Turnover

For the year ended 30 November 2005, turnover was approximately HK$24,396,000 (2004: HK$23,886,000). This represented an increase of HK$510,000 over that of the previous year.

(b) Other income

For the year ended 30 November 2005, other income was approximately HK$1,840,000 mainly attributed by joint venture income.

(c) Gross profit margin

For the year ended 30 November 2005, gross profit (defined as revenue plus other income minus changes in inventories, clinical supplies consumed, laboratory services costs and employee benefits expense) was approximately HK$12,868,000 (2004: HK$12,261,000). Gross profit margin increased slightly from 51% in 2004 to 53% in 2005.

(d) Other operating expenses

In line with the increase in turnover, other operating expenses of Group Benefit increased by 6% to approximately HK$2,961,000 (2004: HK$2,795,000).

(e) Employee benefits expenses

Employee benefits expenses (including directors' remuneration) for the year ended 30 November 2005 comprised of wages, salaries and staff welfare of HK$10,519,000 (2004: HK$10,535,000) and pension and scheme contributions of HK$453,000 (2004: HK$560,000).

(f) Liquidity and financial resources

The working capital of Group Benefit was mainly funded by its internally generated funds. The average term of credit for customers was 41 days. As at 30 November 2005, the current ratio (current assets divided by current liabilities) and gearing ratio (total liabilities divided by total equity) were 10.12 and 7.8% respectively.

(g) Capital structure

As at 30 November 2005, issued share capital was HK$3,403,333 and there was no other issued or outstanding loan capital, preference shares or convertible securities.

(h) Property plant and equipment

As at 30 November 2005, property plant and equipment was approximately HK$3,464,000 mainly contributed by medical instruments and building.

(i) Foreign exchange risk

Foreign exchange risk was minimal as majority of transactions were denominated in Hong Kong dollars.

(j) Capital commitment

As at 30 November 2005, Group Benefit did not have any capital commitment.

(k) Contingent liability

As at 30 November 2005, Group Benefit did not have any contingent liability.

FOR THE YEAR ENDED 30 NOVEMBER 2006

Business Review

The business turnover for 2006 was approximately HK$26,111,000 (2005: HK$24,396,000), and there was a rise of 7% when compared with the turnover for 2005. The increase was mainly attributed by the turnover of a new MRI centre which had commenced operations since August 2006.

(a) Turnover

For the year ended 30 November 2006, turnover was approximately HK$26,111,000 (2005: HK$24,396,000). There was an increase of approximately HK$1,715,000 over that of the previous year.

(b) Other income

For the year ended 30 November 2006 other income was approximately HK$1,312,000 mainly attributed by interest income from bank deposits.

(c) Gross profit margin

For the year ended 30 November 2006, gross profit (defined as revenue plus other income minus changes in inventories, clinical supplies consumed, laboratory services costs and employee benefits expense) was approximately HK$10,220,000 (2005: HK$12,868,000). Gross profit margin dropped from 53% in 2005 to 39% in 2006. As the new MRI centre had commenced operations in August 2006, the turnover and profits have not been reached at its optimum level. In addition, a full time radiologist was employed during 2006 for the purpose of looking after our expanded scope of services. Therefore, the increase in staff costs resulted in the drop of gross profit margin. It is expected that the decreased in gross profit margin will be improved gradually after the full running of the MRI centre.

(d) Other operating expenses

In line with the increase in turnover, other operating expenses of Group Benefit increased by 55% to approximately HK$4,586,000 (2005: HK$2,961,000).

(e) Employee benefits expenses

Employee benefits expenses (including directors' remuneration) for the year ended 30 November 2006 comprised of wages, salaries and staff welfare of HK$13,738,000 (2005: HK$10,519,000) and pension and scheme contributions of HK$312,000 (2005: HK$453,000).

(f) Liquidity and financial resources

The working capital of Group Benefit was mainly funded by its internally generated funds. The average term of credit for customers was 37 days. As at 30 November 2006, the current ratio (current assets divided by current liabilities) and gearing ratio (total liabilities divided by total equity) were 0.93 and 74.8% respectively.

(g) Capital structure

As at 30 November 2006, issued share capital was HK$3,403,333 and there was no other issued or outstanding loan capital, preference shares or convertible securities.

(h) Property plant and equipment

As at 30 November 2006, property plant and equipment was approximately HK$9,645,000 mainly contributed by medical instruments and building.

(i) Foreign exchange risk

Foreign exchange risk was minimal as majority of transactions were denominated in Hong Kong dollars.

(j) Capital commitment

As at 30 November 2006, Group Benefit did not have any capital commitment.

(k) Contingent liability

As at 30 November 2006, Group Benefit did not have any contingent liability.

FOR THE TWO MONTHS ENDED 31 JANUARY 2007

Business Review

Although demand for diagnostic service continues to shift from public hospitals to private clinics, the competition among the diagnostic industry is vigorous as more private-run diagnostic centres have entered into the market in 2007. It also increases the demand for radiographers and hence pushing up their pay level. The revenue of Group Benefit for the two months period ended 31 January 2007 was approximately HK$4,925,000.

(a) Turnover

For the two months period ended 31 January 2007, turnover was approximately HK$4,925,000.

(b) Other income

For the two months period ended 31 January 2007, other income was approximately HK$840,000 mainly attributed by gain on dilution of interests in a wholly-owned subsidiary.

(c) Other operating expenses

For the two months period ended 31 January 2007, other operating expenses was approximately HK$760,000.

(d) Employee benefits expenses

Employee benefits expenses (including directors' remuneration) for the two months period ended 31 January 2007 comprised of wages, salaries and staff welfare of HK$3,230,000 and scheme contributions of HK$91,000.

(e) Liquidity and financial resources

The working capital of Group Benefit was mainly funded by its internally generated funds. The average term of credit for customers was 169 days. As at 31 January 2007, the current ratio (current assets divided by current liabilities) and gearing ratio (total liabilities divided by total equity) were 1.03 and 63.7% respectively.

(f) Capital structure

As at 31 January 2007, issued share capital was HK$3,403,333 and there was no other issued or outstanding loan capital, preference shares or convertible securities.

(g) Property plant and equipment

As at 31 January 2007, property plant and equipment was approximately HK$9,369,000 mainly contributed by medical instruments and building.

(h) Foreign exchange risk

Foreign exchange risk was minimal as majority of transactions were denominated in Hong Kong dollars.

(i) Capital commitment

As at 31 January 2007, Group Benefit did not have any capital commitment.

(j) Contingent liability

As at 31 January 2007, Group Benefit did not have any contingent liability.

C. OUTLOOK

With the increasing health consciousness of the people in Hong Kong after SARS in 2003 and the long waiting time for diagnostic services at the Hospital Authority, the Group Benefit is in a good position for offering our services to patients in both the private and public sector. To this end, Group Benefit will benefit from these favourable changes and will aggressively promote body check program to doctors, insurance companies and medical groups.

A. UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED GROUP

The unaudited pro forma financial information of the Enlarged Group, comprising the unaudited pro forma consolidated income statement, the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated cash flow statement of the Enlarged Group (the "Unaudited Pro Forma Financial Information"), has been prepared by the Directors to illustrate the effect of the proposed acquisition by the Group of approximately 47.99% equity interest in Group Benefit pursuant to the Sale and Purchase Agreement (the "Acquisition").

The Unaudited Pro Forma Financial Information should be read in conjunction with the financial information of the Group as set out in Appendix I, the financial information of the Target Group as set out in Appendix II and other financial information included elsewhere in the Circular. The Unaudited Pro Forma Financial Information does not take account of any trading or other transactions subsequent to the dates of the respective financial statements of the companies comprising the Enlarged Group included in the Unaudited Pro Forma Financial Information.

1. UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT OF THE ENLARGED GROUP

The following is the unaudited pro forma consolidated income statement of the Enlarged Group as if the Acquisition had been completed at the commencement of the period reported on (1 April 2005). The unaudited pro forma consolidated income statement has been prepared based on the audited consolidated income statement of the Group for the year ended 31 March 2006 as extracted from the Company's published annual report for the year ended 31 March 2006 (set out in Appendix I of the Circular) and the audited income statement of the Target Group for the year ended 30 November 2006 as extracted from the accountants' report on the Target Group (set out in Appendix II of the Circular), after incorporating the pro forma adjustments as described in the accompanying notes to illustrate the effect of the Acquisition.

The unaudited pro forma consolidated income statement has been prepared for illustrative purposes only, based on the judgments and assumptions of the Directors, and, because of its hypothetical nature, it may not give a true picture of the results of the Enlarged Group for any future periods.

	The Group Year ended 31 March 2006 *HK$'000* (Audited)	Pro forma adjustments *HK$'000* (Unaudited)	*Notes*	Pro forma Enlarged Group *HK$'000* (Unaudited)
Turnover	1,450	-		1,450
Cost of sales	(1,381)	-		(1,381)
Gross profit	69	-		69
Other revenue and other operating income	1,469	-		1,469
Fair value loss on financial assets at fair value through profit or loss	(1,260)	-		(1,260)
Impairment losses	(36,579)	-		(36,579)
Administrative and other operating expenses	(5,638)	-		(5,638)
Share of profit of associate	-	1,706	*1.1*	1,706
Finance costs	(3,407)	-		(3,407)
Profit/(Loss) before taxation	(45,346)	1,706		(43,640)
Income tax	-	-		-
Profit/(Loss) for the period	(45,346)	1,706		(43,640)

Notes to the unaudited pro forma consolidated income statement of the Enlarged Group:

1.1 The adjustment reflects the Group's share of 47.99% of the profit of the Target Group, as if the Acquisition had been completed at the commencement of the period reported on. The pro forma adjustment is arrived at by multiplying the profit attributable to the equity holders of Group Benefit for the year ended 30 November 2006 of HK$3,554,493 by 47.99%.

2. UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET OF THE ENLARGED GROUP

The following is the unaudited pro forma consolidated balance sheet of the Enlarged Group as if the Acquisition had been completed at the date reported on (30 September 2006). The unaudited pro forma consolidated balance sheet has been prepared based on the unaudited consolidated balance sheet of the Group as at 30 September 2006 as extracted from the Company's published interim report for the period ended 30 September 2006 (set out in Appendix I of the Circular) and the audited balance sheet of the Target Group as at 31 January 2007 as extracted from the accountants' report on the Target Group (set out in Appendix II of the Circular), after incorporating the pro forma adjustments as described in the accompanying notes to illustrate the effect of the Acquisition.

The unaudited pro forma consolidated balance sheet has been prepared for illustrative purposes only, based on the judgments and assumptions of the Directors, and, because of its hypothetical nature, it may not give a true picture of the financial position of the Enlarged Group at any future date.

	The Group As at 30 September 2006 *HK$'000* (Unaudited)	Pro forma adjustments *HK$'000* (Unaudited)	*Notes*	Pro forma Enlarged Group *HK$'000* (Unaudited)
Non-current assets				
Property, plant and equipment	1,126	-		1,126
Interest in an associate				
– Goodwill	–	11,971	*2.1*	11,971
– Share of net assets in an associate	–	11,386	*2.2*	11,386
	1,126	23,357		24,483
Current assets				
Trade and other receivables	66,621	-		66,621
Investments in securities	18,213	–		18,213
Pledged deposits	25,000	-		25,000
Cash and cash equivalents	9,796	(23,357)	*2.3*	(13,561)
	119,630	(23,357)		96,273
Current liabilities				
Trade and other payables	4,630	–		4,630
Short-term borrowings	70,014	-		70,014
	74,644	-		74,644
Net current assets	44,986	(23,357)		21,629
Total assets less current liabilities	46,112	-		46,112

	The Group As at 30 September 2006 *HK$'000* (Unaudited)	Pro forma adjustments *HK$'000* (Unaudited)	*Notes*	Pro forma Enlarged Group *HK$'000* (Unaudited)
Non-current liabilities				
Convertible Notes I	46,050	–		46,050
Deferred taxation	–	–		–
	46,050	–		46,050
Net assets	62	–		62
Capital and reserves				
Share capital	11,595	–		11,595
Reserves	(20,533)	–		(20,533)
Equity attributable to the equity holders of the Company	(8,938)	–		(8,938)
Minority interests	9,000	–		9,000
Total equity	62	–		62

Notes to the unaudited pro forma consolidated balance sheet of the Enlarged Group:

2.1 The adjustment reflects the excess of the total consideration under the Sale and Purchase Agreement of HK$23,356,661.90 over the Group's share in the consolidated net assets of the Target Group as at 31 January 2007 of approximately HK$11,386,000, as if the Acquisition had been completed at 30 September 2006. This excess is recognized as goodwill arising from the Acquisition on the unaudited pro forma consolidated balance sheet. For the purpose of preparing the unaudited pro forma consolidated balance sheet, it has been assumed that the consolidated net assets of the Target Group as at 31 January 2007 approximate the fair values of the assets, liabilities and contingent liabilities of the Target Group.

Since the actual fair values of the assets, liabilities and contingent liabilities of the Target Group as at the date of completion of the Acquisition may be different from their estimated fair values used in the preparation of the unaudited pro forma consolidated balance sheet presented above, the actual goodwill arising from the Acquisition may be different from the estimated amount shown in this Appendix.

2.2 The amount represents the Group's share of 47.99% of the consolidated net assets attributable to the equity holders of Group Benefit as at 31 January 2007.

2.3 The adjustments reflect the settlement of the total consideration of HK$23,356,661.90 under the Sale and Purchase Agreement in the following manner:

(i) HK$10,000,000 has been paid by the Purchaser as refundable deposit and part payment upon execution of the Sale and Purchase Agreement; and

(ii) the remaining HK$13,356,661.90 shall be payable by the Purchaser upon Completion.

For the purpose of preparing the unaudited pro forma consolidated balance sheet, it has been assumed that the cash consideration of HK$23,356,661.90 were settled in full on 30 September 2006. It has been further assumed that the cash consideration of HK$23,356,661.90 shall be paid by the Group from internal financial resources of the Group.

Since the actual dates of payment of the aggregate purchase consideration under the Sale and Purchase Agreement and the cost directly attributable to the Acquisition will be different from the assumptions used in the preparation of the unaudited pro forma consolidated balance sheet presented above, the actual financial position arising from the Acquisition may be different from the financial position shown in this Appendix.

3. UNAUDITED PRO FORMA CONSOLIDATED CASH FLOW STATEMENT OF THE ENLARGED GROUP

The following is the unaudited pro forma consolidated cash flow statement of the Enlarged Group as if the Acquisition had been completed at the commencement of the period reported on (1 April 2005). The unaudited pro forma consolidated cash flow statement has been prepared based on the audited consolidated cash flow statement of the Group for the year ended 31 March 2006 as extracted from the Company's published annual report for the year ended 31 March 2006 (set out in Appendix I of the Circular) and the audited cash flow statement of the Target Group for the year ended 30 November 2006 as extracted from the accountants' report on the Target Group (set out in Appendix II of the Circular), after incorporating the pro forma adjustments as described in the accompanying notes to illustrate the effect of the Acquisition.

The unaudited pro forma consolidated cash flow statement has been prepared for illustrative purposes only, based on the judgments and assumptions of the Directors, and, because of its hypothetical nature, it may not give a true picture of the cash flows of the Enlarged Group for any future periods.

	The Group Year ended 31 March 2006 *HK$'000* (Audited)	Pro forma adjustments *HK$'000* (Unaudited)	*Notes*	Pro forma Enlarged Group *HK$'000* (Unaudited)
Cash flows from operating activities				
Loss before taxation	(45,346)	–		(45,346)
Adjustments for:				
Finance costs	3,407	–		3,407
Interest income from bank deposits	(233)	–		(233)
Depreciation	1,355	–		1,355
Fair value loss on investments in securities	1,260	–		1,260
Impairment losses	36,579	–		36,579
Write-back of liabilities	(1,128)	–		(1,128)
Gain on disposal of property, plant and equipment	(108)	–		(108)
Operating cash flows before changes in working capital	(4,214)	–		(4,214)
Inventories	6	–		6
Trade and other receivables	(3,935)	–		(3,935)
Trade and other payables	304	–		(304)
Cash used in operations	(7,839)	–		(7,839)
Interest received	233	–		233
Interest paid on short-term borrowings	(2,009)	–		(2,009)
Hong Kong profits tax paid	–	–		–
Net cash used in operating activities	(9,615)	–		(9,615)
Cash flows from investing activities				
Payment of aggregate purchase consideration under the Sale and Purchase Agreement	–	(23,357)	*3.1*	(23,357)
Payments to acquire property, plant and equipment	(12)	–		(12)
Deposit paid for acquisition of property, plant and equipment	(16,440)	–		(16,440)
Net cash used in investing activities	(16,452)	(23,357)		(39,809)

	Year ended 31 March 2006 *HK$'000* (Audited)	Pro forma adjustments *HK$'000* (Unaudited)	*Notes*	Pro forma Enlarged Group *HK$'000* (Unaudited)
Cash flows from financing activities				
Net proceeds from issue of new shares	10,343	–		10,343
Net proceeds from issue of the Convertible Notes I	60,000	–		60,000
New short-term borrowings raised	19,321	–		19,321
Repayment of short-term borrowings	(19,231)	–		(19,231)
Net cash generated from financing activities	70,433	–		70,433
Net increase/(decrease) in cash and cash equivalents	44,366	(23,357)		21,009
Cash and cash equivalents brought forward	2,146	–		2,146
Effect of foreign exchange rate changes	690	–		690
Cash and cash equivalents carried forward, representing bank balances and cash	47,202	(23,357)		23,845

Notes to the unaudited pro forma consolidated cash flow statement of the Enlarged Group:

3.1 The adjustments reflect the cash flow effect from the Acquisition as if the Acquisition had been completed at the commencement of the period reported on. The net cash outflow represents payment of the aggregate purchase consideration under the Sale and Purchase Agreement of HK$23,356,661.90. This adjustment is not expected to have a continuing effect on the Enlarged Group.

B. ACCOUNTANTS' REPORT ON THE UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED GROUP

The following is the text of a report, prepared for the sole purpose of inclusion in this circular, received from the auditors of the Company, HLB Hodgson Impey Cheng, Chartered Accountants, Certified Public Accountants, Hong Kong. As described in the paragraph headed "Documents Available for Inspection" in Appendix IV, a copy of the following accountants' report is available for inspection.

HLB 國衛會計師事務所
Hodgson Impey Cheng

Chartered Accountants
Certified Public Accountants

31/F, Gloucester Tower
The Landmark
11 Pedder Street
Central
Hong Kong

25 July 2007

The Directors
Hong Kong Health Check and Laboratory Holdings Company Limited

Dear Sirs,

ACCOUNTANTS' REPORT ON THE UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED GROUP

Introduction

We report on the unaudited pro forma financial information of Hong Kong Health Check and Laboratory Holdings Company Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group"), and Group Benefit Development Limited ("Group Benefit") and its subsidiaries (collectively, the "Target Group") (hereinafter collectively referred to as the "Enlarged Group"), comprising the unaudited pro forma consolidated income statement, the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated cash flow statement of the Enlarged Group (the "Unaudited Pro Forma Financial Information"), as set out in Section A entitled "Unaudited Pro Forma Financial Information of the Enlarged Group" in Appendix III of the Company's circular dated 25 July 2007 (the "Circular"). The Unaudited Pro Forma Financial Information has been prepared by the directors of the Company for illustrative purposes only, to provide information about how the Acquisition (as defined in the Circular) might have affected the financial information presented in the Circular. The basis of preparation of the Unaudited Pro Forma Financial Information is set out in Section A of Appendix III of the Circular.

Respective responsibilities of the directors of the Company and the reporting accountants

It is the responsibility solely of the directors of the Company to prepare the Unaudited Pro Forma Financial Information in accordance with Rule 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with reference to Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants.

It is our responsibility to form an opinion, as required by Rule 4.29(7) of the Listing Rules, on the Unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements (HKSIR) 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants. Our work consisted primarily of comparing the unadjusted financial information with source documents, considering the evidence supporting the adjustments and discussing the Unaudited Pro Forma Financial Information with the directors of the Company. This engagement did not involve independent examination of any of the underlying financial information.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to Rule 4.29(1) of the Listing Rules.

The Unaudited Pro Forma Financial Information has been prepared for illustrative purposes only, based on the judgments and assumptions of the directors of the Company, and, because of its hypothetical nature, does not provide any assurance or indication that any event will take place in the future and may not be indicative of the financial position or the results or cash flows of:

- the Enlarged Group had the Acquisition actually completed at the dates indicated therein; or

- the Enlarged Group at any future date or for any future periods.

Opinion

In our opinion:

a. the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated;

b. such basis is consistent with the accounting policies of the Group; and

c. the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to Rule 4.29(1) of the Listing Rules.

Yours faithfully,
HLB Hodgson Impey Cheng
Chartered Accountants
Certified Public Accountants
Hong Kong

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement in this circular misleading.

2. DISCLOSURE OF INTERESTS

(a) Directors' interests and short position in the securities of the Company and its associated corporations

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register maintained by the Company referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in the Listing Rules, to be notified to the Company and the Stock Exchange, were as follows:

Long positions in Shares

	Number of Shares held, capacity and nature of interest					Approximate percentage of the issued share capital of the Company as at the Latest
Name of Director	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total	Practicable Date
Miss Choi Ka Yee, Crystal *(Note 1)*	–	–	100,000,000	–	100,000,000	2.57%
Mr. Cho Kwai Chee (see Note 3 under paragraph (b) below)	–	–	3,463,414,634	–	3,463,414,634	88.86%

Note 1: Miss Choi Ka Yee, Crystal is taken to be interested in those Shares in which Central View International Limited, a company wholly and beneficially owned by her, is interested.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions he/she was taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register maintained by the Company referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listing Issuers in the Listing Rules, to be notified to the Company and the Stock Exchange.

(b) Persons who have an interest or short position in the shares or underlying shares of the Company which is discloseable under Divisions 2 and 3 of Part XV of the SFO and substantial shareholders of the Company

Save as disclosed below, as at the Latest Practicable Date, none of the Directors or chief executives knew of any person (not being a Director or chief executive of the Company) who had an interests or short position in Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or held any option in respect of such capital.

Name of Shareholder	Interest in Shares or underlying Shares *(Note 1)*	Approximate percentage of the issued share capital
Broad Idea International Limited *(Note 3)*	3,463,414,634 (L)	88.86 (L)
Dr. Francis Choi Chee Ming *(Note 3)*	3,463,414,634 (L)	88.86 (L)
Top Act Group Limited *(Note 2)*	3,463,414,634 (L)	88.86 (L)
Town Health (BVI) Limited *(Note 2)*	3,463,414,634 (L)	88.86 (L)
Town Health International Holdings Company Limited *(Note 2)*	3,463,414,634 (L)	88.86 (L)
Atlantis Investment Management Ltd.	186,140,000 (L)	6.53 (L)
ABN AMRO Holding N.V.	180,000,000 (L)	5.28 (L)

Notes:

1. The interest is a long position in Shares.

2. Town Health International Holdings Company Limited, through its wholly-owned subsidiary Town Health (BVI) Limited, is taken to be interested in the underlying Shares in which Top Act Group Limited, a wholly-owned subsidiary of Town Health (BVI) Limited, holds an interest.

3. Dr. Francis Choi Chee Ming and Mr. Cho Kwai Chee own 49.9% and 50.1% beneficial interest in Broad Idea International Limited respectively. Broad Idea International Limited holds 51.56% of the issued share capital of Town Health International Holdings Company Limited. Dr. Francis Choi Chee Ming and Mr. Cho Kwai Chee are therefore taken to be interested in the underlying Shares in which Top Act Group Limited, the indirect wholly-owned subsidiary of Town Health International Holdings Company Limited, holds in interest.

3. COMPETING INTEREST

As at the Latest Practicable Date, none of the Directors and their respective associates were interested in any business, apart from the Group's business, which competes or is likely to compete, either directly or indirectly, with the Group's business.

4. INTERESTS IN CONTRACT OR ARRANGEMENT

Save for the First Tenancy Agreement, Second Tenancy Agreement, the Services Agreement, the JV Agreement, the SP Agreement and the Option Agreement (as defined and mentioned under the paragraph headed material contracts below), as at the Latest Practicable Date, none of the Directors is materially interested in contract or arrangement subsisting which is significant in relation to the business of the Enlarged Group, nor has any Director had any direct or indirect interest in any assets which have been acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Enlarged Group since 31 March 2006, the date to which the latest published audited consolidated financial statements of the Group were made up.

5. LITIGATION

The Company was a defendant in a law suit brought by a supplier in December 1998 claiming for a principal sum of approximately HK$1,962,000 together with interest and costs thereon relating to a guarantee in respect of a credit facility granted to RCR Electronics Manufacturing Limited, a former subsidiary of the Company. The Company filed a defence in March 1999 in response to the claim and since then, the supplier has taken no further action against the Company. Since the outcome of the litigation could not be determined with reasonable certainty at this stage, no provision has been made in the financial statements of the Group.

Save as disclosed above, neither the Company nor any other member of the Group is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened against the Company or any other member of the Group as at the Latest Practicable Date.

6. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation other than statutory compensation).

7. MATERIAL CONTRACTS

Save as disclosed below, there are no material contracts (other than contracts entered into in the ordinary course of business carried on or intended to be carried on by the Enlarged Group) which have been entered into by the Enlarged Group or its subsidiaries within two years immediately preceding the Latest Practicable Date:

(a) a subscription agreement dated 9 December 2005 and entered into between the Company and Top Act in relation to the issue of the TA Convertible Bond, further details of which are set out in the announcement of the Company dated 9 December 2005;

(b) a subscription agreement dated 9 December 2005 and entered into between the Company and Central View International Limited in relation to the subscription of 100,000,000 Shares by Central View International Limited at a price of HK$0.038 per Share, further details of which are set out in the announcement of the Company dated 9 December 2005;

(c) a placing agreement dated 9 December 2005 and entered into between the Company and the Placing Agent in relation to a placing of convertible bonds up to a maximum principal amount of HK$60,000,000 to independent investors at a price of HK0.041 per Share, further details of which are set out in the announcement of the Company dated 9 December 2005;

(d) a placing agreement dated 9 December 2005 entered into between the Company and the Placing Agent in relation to a placing of 176,580,000 Shares, on a best effort basis, at a price of HK$0.038 per Share to independent investors, further details of which are set out in the announcement of the Company dated 9 December 2005;

(e) the purchasing agreement dated 23 March 2006 entered into between the Company and an independent third party in relation to the acquisition of the equipments, further details of which are set out in the announcement of the Company dated 24 March 2006;

(f) the tenancy agreement (the "**First Tenancy Agreement**") dated 29 March 2006 (as supplemented by a supplemental tenancy agreement dated 26 April 2006), entered into between Hong Kong Health Check Centre Limited and Majestic Centre Limited regarding the leasing of the whole floor of basement 2 of Majestic Centre, 348 Nathan Road, Kowloon, Hong Kong, further details of which are set out in the announcement dated 26 April 2006;

(g) the joint venture agreement (the "**JV Agreement**") entered into on 18 April 2006 between Dr. Choi and Classictime Investments Limited, an indirect wholly-owned subsidiary of the Company, in relation to the formation of the joint venture company, further details of which are set out in the announcement of the Company dated 19 April 2006;

(h) the services agreement (the "**Services Agreement**") dated 7 August 2006 entered into between Town Health and the Company in relation to the services to be provided by Town Health to the Company, further details of which are set out in the announcement of the Company dated 7 August 2006;

(i) the sale and purchase agreement dated 17 October 2006, entered into between the Company and BUPA Health Care Hong Kong Limited and Double Court Company Limited in relation to acquisition of Polyray Technology Limited, which was owned as to 50% by BUPA Health Care Hong Kong Limited and as to 50% by Double Court Company Limited, further details of which are set out in the announcement of the Company dated 24 October 2006;

(j) the sale and purchase agreement dated 17 October 2006, entered into between the Company and Double Court Company Limited and Polyray Technology Limited in relation to acquisition of Polylight Technology Limited, which was owned as to 50% by Double Court Company Limited and as to 50% by Polyray Technology Limited, further details of which are set out in the announcement of the Company dated 24 October 2006;

(k) the subscription letter dated 8 November 2006 and signed by Hong Kong Health Check Centre Limited, a wholly owned subsidiary of the Company, to subscribe for a total of 700 shares in the capital of International Health Decoding Group Limited in cash at a total sum of HK$7,000,000, further details of which are set out in the announcement of the Company dated 8 November 2006;

(l) the service agreement dated 16 January 2007 and made between Hong Kong Health Check and Medical Diagnostic Centre Limited, a wholly owned subsidiary of the Company, and China Health Care Travel Service Limited pursuant to which China Health Care Travel Service Limited is appointed, at an administration fee based on the turnover derived with share option, for the promotion of, and referral of customers for the health check business of the Group, further details of which are set out in the announcement of the Company dated 16 January 2007;

(m) the two tenancy agreements (the "**Second Tenancy Agreements**") both dated 12 February 2007 and entered into between Hong Kong Health Check and Medical Diagnostic Centre Limited and Majestic Centre Limited regarding the leasing of the lower ground floor 1 and the upper ground floor of Majestic Centre, 348 Nathan Road, Kowloon, Hong Kong for a term of not more than 36 months, further details of which are set out in the announcement of the Company dated 13 February 2007;

(n) the purchase agreement dated 14 March 2007 and entered into between Polylight Technology Limited and Siemens Limited for the purchase of one set new Siemens MAGNETOM Symphony, Power-class including accessories at HK$9,800,000, further details of which was set out in the announcement of the Company dated 19 March 2007;

(o) the placing agreement dated 29 March 2007 and entered into between the Company and Kingston Securities Limited for the placing of 220,000,000 Shares at HK$0.19 each, further details of which are set out in the announcement of the Company dated 11 April 2007;

(p) the placing agreement dated 29 March 2007 and entered into between the Company and Kingston Securities Limited for the placing of 560,000,000 Shares at HK$0.19 each (as supplemented on 25 May 2007), further details of which are set out in the announcement of the Company dated 11 April 2007;

(q) the conditional convertible bonds placing agreement dated 29 March 2007 and entered into between the Company and Kingston Securities Limited for the placing of convertible bonds up to an aggregate principal amount of HK$250 million (as supplemented on 25 May 2007), further details of which are set out in the announcement of the Company dated 11 April 2007;

(r) the agreement (the "**Option Agreement**") entered into between the Company and Top Act Group Limited dated 29 March 2007 in relation to the grant of option entitling Top Act Group Limited to require the Company to issue convertible bonds up to an aggregate principal amount of HK$500 million (as supplemental agreement dated 25 May 2007, further details of which are set out in the announcement of the Company dated 11 April 2007;

(s) the sale and purchase agreement (the "**SP Agreement**") entered into between Classictime Investments Limited and Dr. Francis Choi Chee Ming dated 2 April 2007 in relation to the acquisition of 30% equity interest in Town Health Medical Technology (China) Company Limited, further details of which are set out in the announcement of the Company dated 11 April 2007; and

(t) the Sale and Purchase Agreement.

8. EXPERT'S CONSENT AND QUALIFICATION

The following is the qualification of the expert who has given opinions or advices which are contained in this circular:

Name	Qualification
HLB Hodgson Impey Cheng ("**HLB**")	Chartered Accountants Certified Public Accountants

HLB has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letters and reports and references to its name in the form and context in which they respectively appear.

As at the Latest Practicable Date, HLB was not beneficially interested in the share capital of any member of the Group nor did it have any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group or has had any interest, directly or indirectly, in any assets which have been acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Enlarged Group since 31 March 2006, the date to which the latest published audited consolidated financial statements of the Group were made up.

9. MATERIAL ADVERSE CHANGE

Save as disclosed herein, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 March 2006, being the date to which the latest published audited consolidated financial statements of the Group were made up.

10. GENERAL

(a) The registered office of the Company is at Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

(b) The principal place of business of the Company in Hong Kong is at Shop 2B & 2C, Level 1, Hilton Plaza Commercial Centre, 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong.

(c) The branch share registrar and transfer office of the Company in Hong Kong is Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong.

(d) The company secretary and qualified accountant of the Company are Mr. Siu Kam Chau who is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants. He is also a certified public accountant (practising).

11. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours (Saturdays and public holidays excepted) from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:00 p.m. at the office of Michael Li & Co. at 14th Floor, Printing House, 6 Duddell Street, Central, Hong Kong from the date of this circular up to and including the date of the SGM:

(a) the memorandum of association and the Bye-laws of the Company;

(b) the annual reports of the Company for the two years ended 31 March 2006;

(c) the material contracts referred to in the paragraph headed "Material contracts" in this appendix;

(d) the accountants' report on the Target Group, the text of which is set out in Appendix II to this circular;

(e) the accountants' report on the unaudited pro forma financial information of the Enlarged Group, the text of which is set out in Appendix III to this circular;

(f) the consent letter from HLB referred to in the paragraph headed "Expert's consent and qualification" in this appendix;

(g) the circular of the Company dated 13 April 2006 in relation to the acquisition of equipment;

(h) the circular of the Company dated 10 May 2006 in relation to the JV Agreement;

(i) the circular of the Company dated 11 May 2006 in relation to the First Tenancy Agreement;

(j) the circular of the Company dated 28 August 2006 in relation to the Services Agreement and the change of Company's name;

(k) the circular of the Company dated 15 November 2006 in relation to the acquisition of the medical related business;

(l) the circular of the Company dated 1 December 2006 in relation to the subscription of shares in International Health Decoding Group Limited;

(m) the circular of the Company dated 5 March 2007 in relation to the Second Tenancy Agreement;

(n) the circular of the Company dated 2 April 2007 in relation to the acquisition of equipment; and

(o) the circular of the Company dated 28 May 2007 in relation to the, among other matters, the Option Agreement and the SP Agreement;

Reference is made to the announcement and circular of the Company dated 17 October 2006 and 15 November 2006 respectively in relation to the very substantial acquisition for the entire issued share capital of Polyray Technology Limited ("Polyray") and Polylight Technology Limited ("Polylight"). The following are extracts of the accountants' reports of Polyray and Polylight and the pro forma financial information of the Group as enlarged by the acquisition of Polyray and Polylight as all extracted from the circular of the Company dated 15 November 2006 for information purpose only:

(I). ACCOUNTANTS' REPORT ON POLYRAY

The following is the text of a report, prepared for the sole purpose of inclusion in this circular, received from the reporting accountants of Polyray, HLB Hodgson Impey Cheng, Chartered Accountants, Certified Public Accountants, Hong Kong. As described in the paragraph headed "Documents Available for Inspection" in appendix V, a copy of the following accountants' report is available for inspection.

HLB 國衛會計師事務所
Hodgson Impey Cheng

Chartered Accountants
Certified Public Accountants

31/F, Gloucester Tower
The Landmark
11 Pedder Street
Central
Hong Kong

15 November 2006

The Directors
Hong Kong Health Check and Laboratory Holdings Company Limited
Shop 2B & 2C, Level 1
Hilton Plaza Commercial Centre
3-9 Shatin Centre Street
Shatin, New Territories
Hong Kong

Dear Sirs,

INTRODUCTION

We set out below our audit report on the financial information in respect of Polyray Technology Limited ("Polyray"), including the balance sheets as at 31 December 2003, 2004 and 2005 and 31 August 2006, the income statements, cash flow statements and statements of changes in equity for the years ended 31 December 2003, 2004 and 2005 and the eight-month period ended 31 August 2006 (the "Relevant Periods"), and the notes thereto (the "Financial Information"), for inclusion in the circular of Hong Kong Health Check and Laboratory Holdings Company Limited dated 15 November 2006 (the "Circular").

In addition, we set out below our review report on the comparative financial information of Polyray, including the income statement, cash flow statement and statement of changes in equity for the eight-month period ended 31 August 2005, and the notes thereto (the "Comparative Financial Information"), for inclusion in the Circular.

AUDIT REPORT ON THE FINANCIAL INFORMATION FOR THE RELEVANT PERIODS

Basis of preparation of the Financial Information for the Relevant Periods

The statutory financial statements of Polyray for the years ended 31 December 2003, 2004 and 2005 were prepared in accordance with accounting principles generally accepted in Hong Kong and were audited by KPMG, Certified Public Accountants, Hong Kong. The management accounts of Polyray for the eight-month periods ended 31 August 2005 and 2006 were unaudited.

The Financial Information of Polyray has been prepared by the directors of Polyray (the "Polyray Directors") based on the audited financial statements and unaudited management accounts of Polyray for the Relevant Periods and in accordance with accounting principles generally accepted in Hong Kong and the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Respective responsibilities of the Polyray Directors and the reporting accountants

The Polyray Directors are responsible for the preparation of the Financial Information of Polyray which gives a true and fair view. In preparing the Financial Information of Polyray which gives a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently. The directors of Hong Kong Health Check and Laboratory Holdings Company Limited are responsible for the contents of the Circular in which this report is included. It is our responsibility to form an independent opinion, based on our audit, on the Financial Information of Polyray.

Basis of opinion

As a basis for forming an opinion on the Financial Information of Polyray, for the purpose of this report, we have audited the Financial Information of Polyray for the Relevant Periods in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and have carried out such additional procedures as we consider necessary in accordance with the Auditing Guideline 3.340 "Prospectuses and the reporting accountant" issued by the HKICPA.

An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Information of Polyray. It also includes an assessment of the significant estimates and judgments made by the Polyray Directors in the preparation of the Financial Information of Polyray, and of whether the accounting policies are appropriate to the circumstances of Polyray, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the Financial Information of Polyray is free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of the Financial Information of Polyray. We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, for the purposes of this report, the Financial Information gives a true and fair view of the results and cash flows of Polyray for each of the Relevant Periods, and of the balance sheets of Polyray as at 31 December 2003, 2004 and 2005 and 31 August 2006.

REVIEW REPORT ON THE COMPARATIVE FINANCIAL INFORMATION

Respective responsibilities of the Polyray Directors and the reporting accountants

The Polyray Directors are also responsible for the preparation of the unaudited Comparative Financial Information of Polyray.

It is our responsibility to form an independent conclusion, based on our review, on the Comparative Financial Information of Polyray.

Review work performed

For the purpose of this report, we have also reviewed the Comparative Financial Information of Polyray in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the HKICPA. A review consists principally of making enquires of management and applying analytical procedures to the Comparative Financial Information of Polyray and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the Comparative Financial Information of Polyray.

Review conclusion

On the basis of our review which does not constitute an audit, for the purpose of this report, we are not aware of any material modifications that should be made to the Comparative Financial Information of Polyray for the eight-month period ended 31 August 2005.

1. THE FINANCIAL INFORMATION

A. Income Statements

	Notes	Year ended 31/12/2003 HK$'000	Year ended 31/12/2004 HK$'000	Year ended 31/12/2005 HK$'000	8 months ended 31/08/2005 HK$'000 (Unaudited)	8 months ended 31/08/2006 HK$'000
Turnover	4	30,792	33,689	28,607	19,355	16,380
Other revenue	5	1,591	1,467	1,978	1,111	700
Materials and consumables		(6,037)	(5,415)	(4,245)	(2,944)	(2,360)
Staff costs	7	(12,396)	(14,338)	(13,127)	(8,606)	(7,387)
Depreciation		(1,313)	(1,586)	(1,509)	(1,012)	(1,032)
Management fees		(6,699)	(7,162)	(6,156)	(4,104)	(2,676)
Other operating expenses		(5,080)	(5,325)	(4,922)	(3,291)	(3,246)
Finance costs	8	(138)	(127)	(69)	(51)	(19)
Profit before taxation	6	720	1,203	557	458	360
Income tax	9	(1,140)	(783)	(557)	(458)	(360)
Profit/(Loss) for the year/period		(420)	420	-	-	-
Dividends		-	-	-	-	-

Earnings/(Loss) per share

Earnings/(Loss) per share has not been presented as such information is not considered meaningful having regard to the purpose of this report.

B. Balance Sheets

	Notes	As at 31/12/2003 HK$'000	As at 31/12/2004 HK$'000	As at 31/12/2005 HK$'000	As at 31/08/2006 HK$'000
Non-current assets					
Fixed assets	*10*	4,752	5,595	5,068	4,340
Interest in a jointly controlled entity	*11*	1,600	1,600	1,600	1,600
		6,352	7,195	6,668	5,940
Current assets					
Inventories	*12*	321	331	283	283
Trade receivables	*13*	4,473	4,378	3,231	2,736
Deposits, prepayments and other receivables	*13*	656	708	769	923
Loan due from a jointly controlled entity	*14*	600	600	–	–
Loan due from a fellow subsidiary	*14*	3,500	–	–	–
Taxation recoverable	*17*	358	–	–	–
Cash and cash equivalents		2,345	5,940	3,149	3,578
		12,253	11,957	7,432	7,520
Total assets		18,605	19,152	14,100	13,460
Current liabilities					
Other payables and accruals	*15*	2,197	2,050	1,295	1,189
Amounts due to shareholders	*14*	448	850	657	111
Amount due to a jointly controlled entity	*14*	3,977	4,244	174	487
Amount due to a fellow subsidiary	*14*	580	309	783	411
Obligations under finance leases	*16*	349	393	365	76
Taxation payable	*17*	–	121	6	429
		7,551	7,967	3,280	2,703
Net current assets		4,702	3,990	4,152	4,817
Total assets less current liabilities		11,054	11,185	10,820	10,757

	Notes	As at 31/12/2003 *HK$'000*	As at 31/12/2004 *HK$'000*	As at 31/12/2005 *HK$'000*	As at 31/08/2006 *HK$'000*
Non-current liabilities					
Obligations under finance leases	*16*	745	365	–	–
Deferred taxation	*17*	200	291	291	228
		945	656	291	228
NET ASSETS		10,109	10,529	10,529	10,529
CAPITAL AND RESERVES					
Equity attributable to the equity holders of Polyray					
Share capital	*18*	17	17	17	17
Share premium		23,021	23,021	23,021	23,021
Accumulated losses		(12,929)	(12,509)	(12,509)	(12,509)
Total equity		10,109	10,529	10,529	10,529

C. Cash Flow Statements

	Year ended 31/12/2003	Year ended 31/12/2004	Year ended 31/12/2005	8 months ended 31/08/2005	8 months ended 31/08/2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
				(Unaudited)	
Cash flows from operating activities					
Profit before taxation	720	1,203	557	458	360
Adjustments for:					
Depreciation	1,313	1,586	1,509	1,012	1,032
Loss on disposal of fixed assets	209	–	–	–	–
Interest income	(98)	(93)	(42)	(19)	(43)
Finance charges on obligations under finance leases	138	127	69	51	19
Operating cash flows before changes in working capital	2,282	2,823	2,093	1,502	1,368
Inventories	(155)	(10)	48	64	–
Trade receivables	(381)	95	1,147	1,281	495
Deposits, prepayments and other receivables	114	(52)	(61)	(1,180)	(154)
Loan due from a fellow subsidiary	–	3,500	–	–	–
Loan due from a jointly controlled entity	–	–	600	600	–
Amounts due to shareholders	401	402	(193)	(178)	(546)
Other payables and accruals	456	(147)	(755)	(162)	(106)
Amount due to a fellow subsidiary	(123)	(271)	474	1,819	(372)
Amount due to a jointly controlled entity	1,038	267	(4,070)	(185)	313
Cash (used in)/generated from operations	3,632	6,607	(717)	3,561	998
Interest received	98	93	42	19	43
Hong Kong profits tax paid	(1,012)	(213)	(672)	–	–
Net cash (used in)/generated from operating activities	2,718	6,487	(1,347)	3,580	1,041
Cash flows from investing activities					
Purchase of fixed assets	(2,448)	(2,429)	(982)	(820)	(304)
Interest element of finance lease rentals paid	(138)	(127)	(69)	(51)	(19)
Net cash used in investing activities	(2,586)	(2,556)	(1,051)	(871)	(323)

	Year ended 31/12/2003 *HK$'000*	Year ended 31/12/2004 *HK$'000*	Year ended 31/12/2005 *HK$'000*	8 months ended 31/08/2005 *HK$'000* (Unaudited)	8 months ended 31/08/2006 *HK$'000*
Cash flows from financing activities					
Capital element of finance lease rentals paid	(324)	(336)	(393)	(256)	(289)
Net cash used in financing activities	(324)	(336)	(393)	(256)	(289)
Net increase/(decrease) in cash and cash equivalents	(192)	3,595	(2,791)	2,453	429
Cash and cash equivalents brought forward	2,537	2,345	5,940	5,940	3,149
Cash and cash equivalents carried forward	2,345	5,940	3,149	8,393	3,578
Analysis of the balances of cash and cash equivalents					
Cash at bank and on hand	2,345	5,940	3,149	8,393	3,578
Cash and cash equivalents in the balance sheets and the cash flow statements	2,345	5,940	3,149	8,393	3,578

D. Statements of Changes in Equity

	Share capital	Share premium	Accumulated losses	Total equity
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Balance as at 1 January 2003	17	23,021	(12,509)	10,529
Loss for the year	–	–	(420)	(420)
Balance as at 1 January 2004	17	23,021	(12,929)	10,109
Profit for the year	–	–	420	420
Balance as at 1 January 2005	17	23,021	(12,509)	10.529
Result for the year	–	–	–	–
Balance as at 1 January 2006	17	23,021	(12,509)	10.529
Result for the period	–	–	–	–
Balance as at 31 August 2006	17	23,021	(12,509)	10,529
Balance as at 1 January 2005	17	23,021	(12,509)	10,529
Result for the period	–	–	–	–
Balance as at 31 August 2005, unaudited	17	23,021	(12,509)	10,529

2. GENERAL

Polyray Technology Limited ("Polyray") is a company incorporated and domiciled in Hong Kong and has its registered office and principal place of business at Room 1802-03, Leighton Centre, 77 Leighton Road, Causeway Bay, Hong Kong.

The directors of Polyray (the "Polyray Directors") consider the controlling shareholders as at 31 August 2006 to be BUPA Health Care Hong Kong Limited (which was incorporated in the British Virgin Islands) and Double Court Company Limited (which was incorporated in Hong Kong).

The principal activity of Polyray is the provision of medical diagnostic services in Hong Kong.

3. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The Financial Information has been prepared in accordance with all applicable Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and the Hong Kong Companies Ordinance.

A summary of the significant accounting policies adopted by Polyray is set out below.

(b) Basis of preparation of the Financial Information

The measurement basis used in the preparation of the Financial Information is the historical cost basis.

The preparation of financial statements in conformity with HKFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

(c) Revenue recognition

Provided it is probable that the economic benefits will flow to Polyray and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in the income statement as follows:

Service income

Income from medical diagnostic and other related services is recognized when the services are rendered.

(d) Jointly controlled entity

A jointly controlled entity is an entity which operates under a contractual arrangement between Polyray and other parties, where the contractual arrangement establishes that Polyray and one or more of the other parties share joint control over the economic activity of the entity.

In Polyray's balance sheet, its investment in a jointly controlled entity is stated at cost less impairment losses (see note 3(g)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the investor or venturer, in which case, it is stated at fair value with changes in fair value recognized in the income statement as they arise.

(e) Fixed assets and depreciation

Fixed assets are stated at cost less depreciation and impairment losses (see note 3(g)). Depreciation is calculated to write-off the cost of fixed assets on the straight-line basis over their estimated useful lives as follows:

Leasehold improvements	Over the term of the lease
Furniture and fixtures	6 years
Medical equipment	6 years
Computer equipment	6 years

Both the useful life of an asset and its residual value, if any, are reviewed annually.

Gains or losses arising from the retirement or disposal of an item of fixed assets are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in the income statement on the date of retirement or disposal.

(f) Leased assets

Assets that are held by Polyray under leases which transfer to Polyray substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to Polyray are classified as operating leases.

(i) Assets acquired under finance leases

Where Polyray acquires the use of assets under finance leases, the amounts representing the fair value of the leased assets, or, if lower, the present value of the minimum lease payments of such assets, are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost of the assets in equal annual amounts over the term of the relevant lease or, where it is likely Polyray will obtain ownership of the asset, the life of the asset, as set out in note 3(e). Impairment losses are accounted for in accordance with the accounting policy as set out in note 3(g). Finance charges implicit in the lease payments are charged to the income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are written off as an expense of the accounting period in which they are incurred.

(ii) Operating lease charges

Where Polyray has the use of assets under operating leases, payments made under the leases are charged to the income statement in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in the income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the income statement in the accounting period in which they are incurred.

(g) Impairment of assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that fixed assets and interest in a jointly controlled entity may be impaired. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognized whenever the carrying amount of an asset exceeds its recoverable amount.

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

(h) Inventories

Inventories are carried at the lower of cost and net realizable value.

Cost is calculated on a first-in-first-out basis and comprises all costs of purchase, cost of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

(i) Trade and other receivables (including loans due from a jointly controlled entity and a fellow subsidiary)

Trade and other receivables are initially recognized at fair value and thereafter stated at amortized cost less impairment losses and provision for bad and doubtful debts, except where the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less impairment losses and provision for bad and doubtful debts.

Impairment losses for bad and doubtful debts are measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted where the effect of discounting is material.

(j) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of Polyray's cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement.

(k) Other payables (including amounts due to shareholders, amount due to a jointly controlled entity and amount due to a fellow subsidiary)

Other payables are initially recognized at fair value and thereafter stated at amortized cost unless the effect of discounting would be immaterial, in which case, they are stated at cost.

(l) Provisions and contingent liabilities

Provisions are recognized for liabilities of uncertain timing or amount when Polyray has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(m) Income tax

(i) Income tax for the period comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in the income statement except to the extent that they related to items recognized directly in equity, in which case they are recognized in equity.

(ii) Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(iii) Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits. Apart from differences which arise on initial recognition of assets and liabilities, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilized, are recognized.

The amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

(n) Translation of foreign currencies

Foreign currency transactions during the period are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Exchange gains and losses are dealt with in the income statement.

(o) Employee benefits

Salaries, annual bonuses, paid annual leave, contributions to defined contribution plans and the cost of non-monetary benefits are accrued in the period in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(p) Related parties

Parties are considered to be related to Polyray if Polyray has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where Polyray and the party are subject to common control or common significant influence. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of Polyray where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of Polyray or of any entity that is a related party of Polyray.

4. TURNOVER AND SEGMENT INFORMATION

Turnover represents the invoiced value of diagnostic and other related services rendered.

Polyray operates in one business and geographical segment which is the provision of medical diagnostic services in Hong Kong. Accordingly no business segment or geographical segment information is presented.

5. OTHER REVENUE

	Year ended 31/12/2003 *HK$'000*	Year ended 31/12/2004 *HK$'000*	Year ended 31/12/2005 *HK$'000*	8 months ended 31/08/2005 *HK$'000* (Unaudited)	8 months ended 31/08/2006 *HK$'000*
Management fee income from a jointly controlled entity, Polylight Technology Limited	1,493	1,374	1,936	1,092	657
Interest income from a fellow subsidiary	96	93	42	19	43
Interest income from bank deposits	2	–	–	–	–
	1,591	1,467	1,978	1,111	700

6. PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging:

	Year ended 31/12/200 *HK$'000*	Year ended 31/12/2004 *HK$'000*	Year ended 31/12/2005 *HK$'000*	8 months ended 31/08/2005 *HK$'000* (Unaudited)	8 months ended 31/08/2006 *HK$'000*
Depreciation					
– Assets held for use under finance leases	346	348	197	131	131
– Other assets	967	1,238	1,312	881	901
	1,313	1,586	1,509	1,012	1,032
Auditors' remuneration	72	102	30	20	32
Operating lease charges on properties	1,241	1,061	1,003	665	746
Loss on disposal of fixed assets	209	–	–	–	–

7. STAFF COSTS

(a) Total staff costs

	Year ended 31/12/2003 *HK$'000*	Year ended 31/12/2004 *HK$'000*	Year ended 31/12/2005 *HK$'000*	8 months ended 31/08/2005 *HK$'000* (Unaudited)	8 months ended 31/08/2006 *HK$'000*
Salaries, wages and other benefits	12,180	14,084	12,862	8,442	7,244
Contribution to defined contribution retirement scheme	216	254	265	164	143
Total, including Polyray Directors' remuneration	12,396	14,338	13,127	8,606	7,387

(b) Polyray Director's remuneration

The remuneration of each of the Polyray Directors for the years ended 31 December 2003, 2004 and 2005, and the eight-month periods ended 31 August 2005 and 2006, respectively are set out below:

	Year ended 31/12/2003 *HK$'000*	Year ended 31/12/2004 *HK$'000*	Year ended 31/12/2005 *HK$'000*	8 months ended 31/08/2005 *HK$'000* (Unaudited)	8 months ended 31/08/2006 *HK$'000*
Damien Vincent Marmion	–	–	–	–	–
Matthew Ngan Man Wong	–	–	–	–	–
Kenny Hui King Leuk	–	–	–	–	–
Keith Biddlestone	–	–	–	–	–
Wong Kin Fung	–	–	–	–	–
Cheng On Cheong	2,094	–	–	–	–
Kung Wing Ho	268	–	–	–	–
Edward Oh Keng Hoe	–	–	–	–	–
James MH Banner	–	–	–	–	–
Andrew Wong Yan King	–	–	–	–	–
Au Yuet Shan	–	–	–	–	–
	2,362	–	–	–	–

There were no amounts paid during the Relevant Periods to the Polyray Directors in connection with an inducement to join or as compensation for loss of office. Save as disclosed above, no remuneration has been provided as payable in respect of the Relevant Periods by Polyray to the Polyray Directors.

(c) Employees' emoluments

The emoluments of the five highest paid employees of Polyray (excluding the Polyray Directors) for the years ended 31 December 2003, 2004 and 2005, and the eight-month periods ended 31 August 2005 and 2006, respectively, are as follows:

	Year ended 31/12/2003	Year ended 31/12/2004	Year ended 31/12/2005	8 months ended 31/08/2005	8 months ended 31/08/2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
Salaries, wages and other benefits	1,361	1,437	1,576	960	1,070
Contribution to defined contribution retirement scheme	46	57	57	38	38
Total	1,407	1,494	1,633	998	1,108

The number of highest paid employees of Polyray (excluding the Polyray Directors) whose emoluments fall within the following band:

Nil to HK$1,000,000	5	5	5	5	5

(d) Compensation to key management personnel

The Polyray Directors consider that they are the only key management personnel of Polyray and details of their compensation have been disclosed above.

8. FINANCE COSTS

	Year ended 31/12/2003	Year ended 31/12/2004	Year ended 31/12/2005	8 months ended 31/08/2005	8 months ended 31/08/2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
Finance charges on obligations under finance leases wholly repayable within five years	138	127	69	51	19

9. INCOME TAX

(a) Income tax in the income statements represents:

	Year ended 31/12/2003 *HK$'000*	Year ended 31/12/2004 *HK$'000*	Year ended 31/12/2005 *HK$'000*	8 months ended 31/08/2005 *HK$'000* (Unaudited)	8 months ended 31/08/2006 *HK$'000*
Current tax					
Provision for Hong Kong profits tax	650	731	647	508	382
Under/(Over) provision in respect of prior years	290	(39)	(90)	(50)	41
	940	692	557	458	423
Deferred tax					
Origination and reversal of temporary differences	200	91	–	–	(63)
	1,140	783	557	458	360

The provision for Hong Kong profits tax is calculated at 17.5% of the estimated assessable profits for each of the Relevant Periods.

(b) Reconciliation between income tax expense and profit before taxation at applicable tax rates:

	Year ended 31/12/2003 *HK$'000*	Year ended 31/12/2004 *HK$'000*	Year ended 31/12/2005 *HK$'000*	8 months ended 31/08/2005 *HK$'000* (Unaudited)	8 months ended 31/08/2006 *HK$'000*
Profit before taxation	720	1,203	557	458	360
Notional tax on profit before taxation, calculated at the Hong Kong profits tax rate of 17.5%	126	210	97	80	63
Tax effect of deferred tax liabilities not recognized	89	50	24	16	13
Under/(Over) provision in respect of prior years	290	(39)	(90)	(50)	41
Tax effect on non-deductible expenses	635	562	534	415	251
Tax effect on non-taxable income	-	-	(8)	(3)	(8)
Actual tax expense	1,140	783	557	458	360

10. FIXED ASSETS

	Leasehold improvements	Furniture and fixtures	Medical equipment	Computer equipment	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Cost:					
As at 1 January 2003	909	2,272	16,315	663	20,159
Additions/disposals	344	9	1,832	263	2,448
Written-off during the year	–	–	(569)	–	(569)
As at 1 January 2004	1,253	2,281	17,578	926	22,038
Additions	111	51	2,091	176	2,429
As at 1 January 2005	1,364	2,332	19,669	1,102	24,467
Additions	135	–	510	337	982
As at 1 January 2006	1,499	2,332	20,179	1,439	25,449
Additions/disposals	16	(14)	302	–	304
As at 31 August 2006	1,515	2,318	20,481	1,439	25,753

	Leasehold improvements *HK$'000*	Furniture and fixtures *HK$'000*	Medical equipment *HK$'000*	Computer equipment *HK$'000*	Total *HK$'000*
Accumulated depreciation:					
As at 1 January 2003	351	2,070	13,531	381	16,333
Charge for the year	170	73	890	180	1,313
Written-off during the year	-	-	(360)	-	(360)
As at 1 January 2004	521	2,143	14,061	561	17,286
Charge for the year	215	100	1,069	202	1,586
As at 1 January 2005	736	2,243	15,130	763	18,872
Charge for the year	240	41	1,029	199	1,509
As at 1 January 2006	976	2,284	16,159	962	20,381
Charge for the period	159	8	701	164	1,032
As at 31 August 2006	1,135	2,292	16,860	1,126	21,413
Net book value:					
As at 31 August 2006	380	26	3,621	313	4,340
As at 31 December 2005	523	48	4,020	477	5,068
As at 31 December 2004	628	89	4,539	339	5,595
As at 31 December 2003	732	138	3,517	365	4,752

	As at 31/12/2003 *HK$'000*	As at 31/12/2004 *HK$'000*	As at 31/12/2005 *HK$'000*	As at 31/08/2006 *HK$'000*
Net book value of assets held under finance leases	873	525	328	197

11. INTEREST IN A JOINTLY CONTROLLED ENTITY

	As at 31/12/2003 *HK$'000*	As at 31/12/2004 *HK$'000*	As at 31/12/2005 *HK$'000*	As at 31/08/2006 *HK$'000*
Unlisted shares, at cost	1,600	1,600	1,600	1,600

Name of jointly controlled entity	Form of business structure	Place of incorporation and operation	Particulars of issued and paid up capital	Percentage of ownership interest held by Polyray	Principal activity
Polylight Technology Limited	Incorporated	Hong Kong	3,200,000 ordinary shares of HK$1 each	50%	Provision of medical magnetic resonance imaging services

Summary financial information on interest in a jointly controlled entity

The assets, liabilities, revenues and results not accounted for using the equity method are as follows:

	Assets *HK$'000*	Liabilities *HK$'000*	Equity *HK$'000*	Revenues *HK$'000*	Profit/ (loss) *HK$'000*
For the year ended 31 December 2003					
100%	10,794	7,594	3,200	12,343	–
Polyray's effective interest	5,397	3,797	1,600	6,172	–
For the year ended 31 December 2004					
100%	9,920	6,646	3,274	11,437	74
Polyray's effective interest	4,960	3,323	1,637	5,719	37

	Assets	Liabilities	Equity	Revenues	Profit/ (loss)
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
For the year ended 31 December 2005					
100%	6,037	2,837	3,200	11,816	(74)
Polyray's effective interest	3,019	1,419	1,600	5,908	(37)
For the period ended 31 August 2006					
100%	3,932	732	3,200	6,450	–
Polyray's effective interest	1,966	366	1,600	3,225	–

The cumulative unrecognized profits of the jointly controlled entity amounted to Nil, HK$37,000, Nil, and Nil as at 31 December 2003, 2004 and 2005 and 31 August 2006, respectively.

12. INVENTORIES

	As at 31/12/2003	As at 31/12/2004	As at 31/12/2005	As at 31/08/2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Clinic supplies	164	150	171	171
Laboratory supplies	157	181	112	112
	321	331	283	283

13. TRADE RECEIVABLES, DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES

Trade receivables, deposits, prepayments and other receivables are expected to be recovered within one year.

The credit policy of Polyray is set out in note 20. The aged analyses of trade receivables as at the balance sheet dates are as follows:

	As at 31/12/2003 *HK$'000*	As at 31/12/2004 *HK$'000*	As at 31/12/2005 *HK$'000*	As at 31/08/2006 *HK$'000*
Current	1,271	1,403	1,006	1,120
31 - 60 days	1,361	1,202	249	596
61 - 90 days	926	856	948	417
Over 90 days	915	917	1,044	623
	4,473	4,378	3,247	2,756
Less: Provision for bad and doubtful debts	–	–	(16)	(20)
	4,473	4,378	3,231	2,736

14. LOANS AND AMOUNTS DUE FROM/TO A FELLOW SUBSIDIARY, A JOINTLY CONTROLLED ENTITY AND SHAREHOLDERS

These amounts are interest free, unsecured and have no fixed terms for repayment.

15. OTHER PAYABLES AND ACCRUALS

Other payables and accruals are expected to be settled within one year.

16. OBLIGATIONS UNDER FINANCE LEASES

As at the balance sheet dates, Polyray had obligations under finance leases repayable as follows:

As at 31 December 2003

	Present value of minimum lease payments *HK$'000*	Interest expense relating to future periods *HK$'000*	Total minimum lease payments *HK$'000*
Within one year	349	113	462
More than one year but not exceeding two years	393	68	461
More than two years but not exceeding five years	352	34	386
	745	102	847
	1,094	215	1,309

As at 31 December 2004

	Present value of minimum lease payments *HK$'000*	Interest expense relating to future periods *HK$'000*	Total minimum lease payments *HK$'000*
Within one year	393	68	461
More than one year but not exceeding two years	365	20	385
More than two years but not exceeding five years	–	–	–
	365	20	385
	758	88	846

As at 31 December 2005

	Present value of minimum lease payments	Interest expense relating to future periods	Total minimum lease payments
	HK$'000	*HK$'000*	*HK$'000*
Within one year	365	20	385
More than one year but not exceeding two years	–	–	–
More than two years but not exceeding five years	–	–	–
	–	–	–
	365	20	385

As at 31 August 2006

	Present value of minimum lease payments	Interest expense relating to future periods	Total minimum lease payments
	HK$'000	*HK$'000*	*HK$'000*
Within one year	76	1	77
More than one year but not exceeding two years	–	–	–
More than two years but not exceeding five years	–	–	–
	–	–	–
	76	1	77

17. INCOME TAX IN THE BALANCE SHEETS

(a) Current taxation in the balance sheets represents:

	As at 31/12/2003 *HK$'000*	As at 31/12/2004 *HK$'000*	As at 31/12/2005 *HK$'000*	As at 31/08/2006 *HK$'000*
Provision for Hong Kong profits tax				
– current year/period	650	731	647	382
– prior years	–	–	–	47
Provisional profits tax paid	(1,008)	(610)	(641)	–
Taxation payable/ (recoverable)	(358)	121	6	429

(b) Deferred tax liabilities recognized:

The components of deferred tax liabilities recognized in the balance sheets and the movements during the Relevant Periods are as follows:

	As at 31/12/2003 *HK$'000*	As at 31/12/2004 *HK$'000*	As at 31/12/2005 *HK$'000*	As at 31/08/2006 *HK$'000*
As at the beginning of the year/period	–	200	291	291
Charged/(credited) to the income statement	200	91	–	(63)
As at the end of the year/period	200	291	291	228

The deferred tax liability relates to the tax effect of the excess of depreciation allowances claimed for tax purposes over related depreciation expense.

18. SHARE CAPITAL

	As at 31/12/2003 *HK$'000*	As at 31/12/2004 *HK$'000*	As at 31/12/2005 *HK$'000*	As at 31/08/2006 *HK$'000*
Authorized:				
100,000 ordinary shares of HK$1 each	100	100	100	100
Issued and fully paid:				
17,000 ordinary shares of HK$1 each	17	17	17	17

19. COMMITMENTS

(a) Capital commitments

Capital expenditure outstanding as at the balance sheet dates not provided for in the financial statements are as follows:

	As at 31/12/2003 *HK$'000*	As at 31/12/2004 *HK$'000*	As at 31/12/2005 *HK$'000*	As at 31/08/2006 *HK$'000*
Contracted for	–	–	–	957
Authorized but not contracted for	–	–	–	600
	–	–	–	1,557

(b) Operating lease commitments

As at the balance sheet dates, the total future minimum lease payments under non-cancelable operating leases in respect of property rental are payable as follows:

	As at 31/12/2003 *HK$'000*	As at 31/12/2004 *HK$'000*	As at 31/12/2005 *HK$'000*	As at 31/08/2006 *HK$'000*
Within one year	891	942	936	1,245
More than one year but not exceeding two years	846	452	681	1,259
More than two years but not exceeding five years	429	-	1,331	1,515
	2,166	1,394	2,948	4,019

Polyray leases a number of properties under operating leases. The leases typically run for an initial period of one to six years, with an option to renew the lease when all terms are renegotiated. Lease payments are usually increased annually to reflect market rentals. None of the leases include contingent rentals.

20. FINANCIAL INSTRUMENTS

Exposure to credit and liquidity risks arises in the normal course of Polyray's business. These risks are limited by Polyray's financial management policies and practices described below.

(a) Credit risk

Polyray's credit risk is primarily attributable to trade and other receivables. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis.

In respect of trade and other receivables, credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 30 days from the date of billing. Normally, Polyray does not obtain collateral from customers.

As at the balance sheet dates, Polyray has certain concentration of credit risk as significant portions of the total trade and other receivables were due from its five largest customers.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheets. Polyray does not provide any other guarantees which would expose it to credit risk.

(b) Liquidity risk

Polyray's policy is to regularly monitor current and expected liquidity requirements to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions and group companies to meet its liquidity requirements in the short and longer term.

(c) Fair values

The fair value of receivables, deposits and prepayments, payables and accruals and amounts due from/(to) group companies are assumed to approximate their carrying amounts.

21. MATERIAL RELATED PARTY TRANSACTIONS

Save as disclosed elsewhere in the Financial Information, Polyray had the following material related party transactions during the Relevant Periods:

(i) For the years ended 31 December 2003, 2004 and 2005 and the eight months ended 31 August 2006, Polyray paid management fees to a fellow subsidiary amounting to approximately HK$816,000, HK$938,000, HK$713,000 and HK$388,000 respectively, which were based on terms agreed between the parties.

(ii) For the years ended 31 December 2003, 2004 and 2005 and the eight months ended 31 August 2006, Polyray paid expenses recharges to a fellow subsidiary amounting to approximately HK$1,600,000, HK$1,560,000, HK$1,560,000 and HK$1,040,000 respectively, which were based on terms agreed between the parties.

(iii) For the years ended 31 December 2003, 2004 and 2005 and the eight months ended 31 August 2006, Polyray received management fees from its jointly controlled entity, Polylight Technology Limited, amounting to approximately HK$1,493,000, HK$1,374,000, HK$1,936,000 and HK$657,000 respectively, which were based on terms agreed between the parties.

(iv) For the years ended 31 December 2003, 2004 and 2005 and the eight months ended 31 August 2006, Polyray paid radiologist fees to a related company amounting to approximately HK$4,829,000, HK$5,300,000, HK$4,458,000 and HK$2,643,000 respectively, which were based on terms agreed between the parties.

(v) For the years ended 31 December 2003, 2004 and 2005 and the eight months ended 31 August 2006, Polyray paid profit sharing bonuses to its shareholders amounting to approximately HK$4,423,000, HK$4,888,000, HK$4,414,000 and HK$1,180,000 respectively, which were based on terms agreed between the parties.

22. SUBSEQUENT EVENTS

Save as disclosed elsewhere in the Financial Information, there were no significant events subsequent to 31 August 2006.

23. SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared by Polyray in respect of any period subsequent to 31 August 2006.

Yours faithfully,
HLB Hodgson Impey Cheng
Chartered Accountants
Certified Public Accountants
Hong Kong

B. DISCUSSION AND ANALYSIS OF THE PERFORMANCE OF POLYRAY

FOR THE YEAR ENDED 31 DECEMBER 2003

Business Review

(a) Turnover

For the year ended 31 December 2003, turnover was approximately HK$30,792,000.

(b) Gross profit margin

Polyray's gross profit was approximately HK$11,046,000 for the year ended 31 December 2003 and gross profit margin was 36%.

(c) Management fees and other operating expenses

Management fees and other operating expenses of Polyray amounted to approximately HK$11,779,000.

(d) Profit for the year

All profit after tax for the year ended 31 December 2003 of Polyray was paid to shareholders in the form of management fee except that there was an overpayment of HK$420,000 management fee to shareholders. The accounts therefore showed the same amount of loss for the year 2003.

(e) Liquidity and financial resources

The working capital of Polyray was mainly funded by its internally generated funds. The average term of credit for customers was 30 days. As at 31 December 2003, the current ratio (current assets divided by current liabilities) was 1.62.

(f) Staff costs

Total staff cost (including directors' remuneration) for the year ended 31 December 2003 comprised of wages, salaries and staff welfare of HK$12,180,000 and pension and scheme contributions of HK$216,000.

(g) Capital structure

As at 31 December 2003, issued share capital was HK$17,000 and there were no other issued or outstanding loan capital, preference shares or convertible securities.

(h) Obligation under finance leases

As at 31 December 2003, Polyray had obligation under finance leases of approximately HK$1,094,000.

(i) Foreign exchange risk

Foreign exchange risk was minimal as majority of transactions were denominated in Hong Kong dollars.

(j) Capital commitment

As at 31 December 2003, Polyray did not have any capital commitment.

(k) Contingent liability

As at 31 December 2003, Polyray did not have any contingent liability.

FOR THE YEAR ENDED 31 DECEMBER 2004

Business Review

Sales revenue improved by 9.4% to HK$33.7 million. It was contributed by business referrals from a newly signed-up medical group and medical checkups and treatments brought forward from 2003 when SARS outbreak deterred patients from going to clinics.

(a) Turnover

For the year ended 31 December 2004, turnover was approximately HK$33,689,000 (2003: HK$30,792,000). This represented an increase of HK$2,897,000 over that of the previous year.

(b) Gross profit margin

For the year ended 31 December 2004, Polyray's gross profit was approximately HK$12,350,000 (2003: HK$11,046,000). Gross profit margin increased slightly from 36% in 2003 to 37% in 2004.

(c) Management fees and other operating expenses

In line with the increase in turnover, management fees and other operating expenses of Polyray increased by 8% to approximately HK$12,487,000 (2003: HK$11,779,000).

(d) *Profit for the year*

As a normal practice, all profit after tax for the year ended 31 December 2004 of Polyray was paid to shareholders in the form of management fee except that there was an adjustment of HK$420,000 management fee overpaid to shareholders in year 2003. The accounts therefore showed the same amount of profit for the year 2004.

(e) *Liquidity and financial resources*

The working capital of Polyray was mainly funded by its internally generated funds. The average term of credit for customers was 30 days.

As at 31 December 2004, the current ratio (current assets divided by current liabilities) was 1.50.

(f) *Staff costs*

Total staff cost (including directors' remuneration) for the year ended 31 December 2004 was comprised of wages, salaries and staff welfare of HK$14,084,000 and pension scheme contributions of HK$254,000.

(g) *Capital structure*

As at 31 December 2004, issued share capital was HK$17,000 and there were no other issued or outstanding loan capital, preference shares or convertible securities.

(h) *Obligation under finance leases*

As at 31 December 2004, Polyray had obligation under finance leases of approximately HK$758,000 (2003: HK$1,094,000).

(i) *Foreign exchange risk*

Foreign exchange risk was minimal as majority of transactions were denominated in Hong Kong dollars.

(j) *Capital commitment*

As at 31 December 2004, Polyray did not have any capital commitment.

(k) *Contingent liability*

As at 31 December 2004, Polyray did not have any contingent liability.

FOR THE YEAR ENDED 31 DECEMBER 2005

Business Review

It was a challenging year to Polyray. There were new diagnostic centres opened up in the market. To remain competitive, Polyray has decreased the service fees and actively developed new business with insurance companies and medical groups. Sales revenue in the year 2005 was therefore HK$28.6 million, a decrease of 15% when compared with that of last year.

(a) Turnover

For the year ended 31 December 2005, turnover was approximately HK$28,607,000 (2004: HK$33,689,000). This represented a decrease of HK$5,082,000 over that of the previous year.

(b) Gross profit margin

For the year ended 31 December 2005, Polyray's gross profit was approximately HK$9,726,000 (2004: HK$12,350,000). The gross profit margin decreased from 37% in 2004 to 34% in 2005 due to a fall in service charges resulting from keen competition.

(c) Management fees and other operating expenses

As turnover decreased by 15% in 2005, the management fees and other operating expenses of Polyray also decreased by 11% to approximately HK$11,078,000 (2004: HK$12,487,000).

(d) Profit for the year

As a normal practice, all profit after tax for the year ended 31 December 2005 was paid to shareholders in the form of management fee. The accounts therefore showed no profit for the year.

(e) Liquidity and financial resources

The working capital of Polyray was mainly funded by its internally generated funds. The average term of credit for customers was 30 days.

As at 31 December 2005, the current ratio (current assets divided by current liabilities) was 2.27.

(f) Staff costs

Total staff cost (including directors' remuneration) for the year ended 31 December 2005 was comprised of wages, salaries and staff welfare of HK$12,862,000 and pension and scheme contributions of HK$265,000.

(g) Capital structure

As at 31 December 2005, issued share capital was HK$17,000 and there were no other issued or outstanding loan capital, preference shares or convertible securities.

(h) Obligation under Finance Leases

As at 31 December 2005, Polyray had obligation under finance leases of approximately HK$365,000 (2004: HK$758,000).

(i) Foreign exchange risk

Foreign exchange risk was minimal as majority of transactions were denominated in Hong Kong dollars.

(j) Capital commitment

As at 31 December 2005, Polyray did not have any capital commitment.

(k) Contingent liability

As at 31 December 2005, Polyray did not have any contingent liability.

FOR THE EIGHT MONTHS ENDED 31 AUGUST 2006

Business Review

Although demand for diagnostic service continues to shift from public hospitals to private clinics, the diagnostic industry remains competitive as more private-run diagnostic centres are opening up. It also increases the demand for radiographers and hence pushing up their pay level. Sales revenue of Polyray for the eight months period ended 31 August 2006 was HK$16.4 million.

(a) Turnover

For the period ended 31 August 2006, turnover was approximately HK$16,380,000.

(b) *Gross profit margin*

For the period ended 31 August 2006, gross profit was approximately HK$5,601,000, resulting in a gross profit margin of 34% which is the same as 2005.

(c) *Management fees and other operating expenses*

For the period ended 31 August 2006, management fees and other operating expenses was approximately HK$5,922,000.

(d) *Profit for the period*

As a normal practice, all profit after tax for the period ended 31 August 2006 was paid to shareholders in the form of management fee, no profit was recorded for the period.

(e) *Liquidity and financial resources*

The working capital of Polyray was mainly funded by its internally generated funds. The average term of credit for customers was 30 days.

As at 31 August 2006, the current ratio (current assets divided by current liabilities) was 2.78.

(f) *Staff costs*

Total staff cost (including directors' remuneration) for the period ended 31 August 2006 was comprised of wages, salaries and staff welfare of HK$7,244,000 and pension and scheme contributions of HK$143,000.

(g) *Capital structure*

As at 31 August 2006, issued share capital was HK$17,000 and there were no other issued or outstanding loan capital, preference shares or convertible securities.

(h) *Obligation under finance leases*

As at 31 August 2006, Polyray had obligation under finance leases of approximately HK$76,000.

(i) Foreign exchange risk

Foreign exchange risk was minimal as majority of transactions were denominated in Hong Kong dollars.

(j) Capital commitment

As at 31 August 2006, Polyray had capital commitments of HK$1,557,000.

(k) Contingent liability

As at 31 August 2006, Polyray did not have any contingent liability.

C. OUTLOOK

Hong Kong SAR government has implemented medical policy to alleviate the pressure of medical and diagnostic demand in public hospitals by shifting the services to the private clinics. In addition, Hong Kong people were also more health conscious after SARS in 2003. To this end, Polyray will benefit from these favourable changes and will aggressively promote body check program to doctors, insurance companies and medical groups.

(II) ACCOUNTANTS' REPORT ON POLYLIGHT

The following is the text of a report, prepared for the sole purpose of inclusion in this circular, received from the reporting accountants of Polylight, HLB Hodgson Impey Cheng, Chartered Accountants, Certified Public Accountants, Hong Kong. As described in the paragraph headed "Documents Available for Inspection" in appendix V, a copy of the following accountants' report is available for inspection.

HLB 國衛會計師事務所
Hodgson Impey Cheng

Chartered Accountants
Certified Public Accountants

31/F, Gloucester Tower
The Landmark
11 Pedder Street
Central
Hong Kong

15 November 2006

The Directors
Hong Kong Health Check and Laboratory Holdings Company Limited
Shop 2B & 2C, Level 1
Hilton Plaza Commercial Centre
3-9 Shatin Centre Street
Shatin, New Territories
Hong Kong

Dear Sirs,

INTRODUCTION

We set out below our audit report on the financial information in respect of Polylight Technology Limited ("Polylight"), including the balance sheets as at 31 December 2003, 2004 and 2005 and 31 August 2006, the income statements, cash flow statements and statements of changes in equity for the years ended 31 December 2003, 2004 and 2005 and the eight-month period ended 31 August 2006 (the "Relevant Periods"), and the notes thereto (the "Financial Information"), for inclusion in the circular of Hong Kong Health Check and Laboratory Holdings Company Limited dated 15 November 2006 (the "Circular").

In addition, we set out below our review report on the comparative financial information of Polylight, including the income statement, cash flow statement and statement of changes in equity for the eight-month period ended 31 August 2005, and the notes thereto (the "Comparative Financial Information"), for inclusion in the Circular.

AUDIT REPORT ON THE FINANCIAL INFORMATION FOR THE RELEVANT PERIODS

Basis of preparation of the Financial Information for the Relevant Periods

The statutory financial statements of Polylight for the years ended 31 December 2003, 2004 and 2005 were prepared in accordance with accounting principles generally accepted in Hong Kong and were audited by KPMG, Certified Public Accountants, Hong Kong. The management accounts of Polylight for the eight-month periods ended 31 August 2005 and 2006 were unaudited.

The Financial Information of Polylight has been prepared by the directors of Polylight (the "Polylight Directors") based on the audited financial statements and unaudited management accounts of Polylight for the Relevant Periods and in accordance with accounting principles generally accepted in Hong Kong and the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Respective responsibilities of the Polylight Directors and the reporting accountants

The Polylight Directors are responsible for the preparation of the Financial Information of Polylight which gives a true and fair view. In preparing the Financial Information of Polylight which gives a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently. The directors of Hong Kong Health Check and Laboratory Holdings Company Limited are responsible for the contents of the Circular in which this report is included. It is our responsibility to form an independent opinion, based on our audit, on the Financial Information of Polylight.

Basis of opinion

As a basis for forming an opinion on the Financial Information of Polylight, for the purpose of this report, we have audited the Financial Information of Polylight for the Relevant Periods in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and have carried out such additional procedures as we consider necessary in accordance with the Auditing Guideline 3.340 "Prospectuses and the reporting accountant" issued by the HKICPA.

An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Information of Polylight. It also includes an assessment of the significant estimates and judgments made by the Polylight Directors in the preparation of the Financial Information of Polylight, and of whether the accounting policies are appropriate to the circumstances of Polylight, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the Financial Information of Polylight is free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of the Financial Information of Polylight. We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, for the purposes of this report, the Financial Information gives a true and fair view of the results and cash flows of Polylight for each of the Relevant Periods, and of the balance sheets of Polylight as at 31 December 2003, 2004 and 2005 and 31 August 2006.

REVIEW REPORT ON THE COMPARATIVE FINANCIAL INFORMATION

Respective responsibilities of the Polylight Directors and the reporting accountants

The Polylight Directors are also responsible for the preparation of the unaudited Comparative Financial Information of Polylight.

It is our responsibility to form an independent conclusion, based on our review, on the Comparative Financial Information of Polylight.

Review work performed

For the purpose of this report, we have also reviewed the Comparative Financial Information of Polylight in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the HKICPA. A review consists principally of making enquires of management and applying analytical procedures to the Comparative Financial Information of Polylight and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the Comparative Financial Information of Polylight.

Review conclusion

On the basis of our review which does not constitute an audit, for the purpose of this report, we are not aware of any material modifications that should be made to the Comparative Financial Information of Polylight for the eight-month period ended 31 August 2005.

1. THE FINANCIAL INFORMATION

A. Income Statements

	Notes	Year ended 31/12/2003 HK$'000	Year ended 31/12/2004 HK$'000	Year ended 31/12/2005 HK$'000	8 months ended 31/08/2005 HK$'000 (Unaudited)	8 months ended 31/08/2006 HK$'000
Turnover	*4*	12,343	11,437	11,816	7,776	6,450
Interest income from bank deposits		–	–	14	1	25
Materials and consumables		(753)	(520)	(439)	(360)	(222)
Staff costs	*6*	(3,341)	(3,463)	(3,386)	(2,338)	(1,975)
Depreciation		(1,783)	(1,287)	(1,258)	(845)	(1,032)
Management fees		(863)	(972)	(995)	(642)	(487)
Other operating expenses		(4,315)	(4,291)	(5,254)	(3,131)	(2,471)
Finance costs	*7*	(1,215)	(904)	(537)	(397)	(133)
Profit/(Loss) before taxation	*5*	73	–	(39)	64	155
Income tax	*8*	(73)	74	(35)	(64)	(155)
Profit/(Loss) for the year/period		–	74	(74)	–	–
Dividends		–	–	–	–	–

Earnings/(Loss) per share

Earnings/(Loss) per share has not been presented as such information is not considered meaningful having regard to the purpose of this report.

B. Balance Sheets

	Notes	As at 31/12/2003 HK$'000	As at 31/12/2004 HK$'000	As at 31/12/2005 HK$'000	As at 31/08/2006 HK$'000
Non-current assets					
Fixed assets	*9*	4,161	2,912	1,672	647
Current assets					
Inventories		13	25	34	60
Trade receivables	*10*	912	1,084	1,050	906
Deposits, prepayments and other receivables	*10*	422	415	438	354
Amounts due from shareholders	*11*	3,977	4,244	174	487
Cash and cash equivalents		1,309	1,240	2,669	1,478
		6,633	7,008	4,365	3,285
Total assets		10,794	9,920	6,037	3,932
Current liabilities					
Other payables and accruals	*12*	604	290	291	286
Amount due to a fellow subsidiary	*13*	142	644	138	83
Amounts due to shareholders	*11*	470	1,045	628	22
Shareholders' loans	*11*	1,200	1,200	–	–
Obligations under finance leases	*14*	1,637	1,722	1,594	–
Taxation payable	*15*	–	–	35	237
		4,053	4,901	2,686	628
Net current assets		2,580	2,107	1,679	2,657
Total assets less current liabilities		6,741	5,019	3,351	3,304
Non-current liabilities					
Obligations under finance leases	*14*	3,316	1,594	–	–
Deferred taxation	*15*	225	151	151	104
		3,541	1,745	151	104
NET ASSETS		3,200	3,274	3,200	3,200
CAPITAL AND RESERVES					
Equity attributable to the equity holders of Polylight					
Share capital	*16*	3,200	3,200	3,200	3,200
Retained profit		–	74	–	–
Total equity		3,200	3,274	3,200	3,200

C. Cash Flow Statements

	Year ended 31/12/2003 *HK$'000*	Year ended 31/12/2004 *HK$'000*	Year ended 31/12/2005 *HK$'000*	8 months ended 31/08/2005 *HK$'000* (Unaudited)	8 months ended 31/08/2006 *HK$'000*
Cash flows from operating activities					
Profit/(Loss) before taxation	73	–	(39)	64	155
Adjustments for:					
Depreciation	1,783	1,287	1,258	845	1,032
Loss/(gain) on disposal of fixed assets	–	–	1	(3)	–
Interest income	–	–	(14)	(1)	(25)
Finance charges on obligations under finance leases	1,208	897	532	394	116
Operating cash flows before changes in working capital	3,064	2,184	1,738	1,299	1,278
Inventories	23	(12)	(9)	4	(26)
Trade receivables	(19)	(172)	34	85	144
Deposits, prepayments and other receivables	82	7	(23)	(188)	84
Amounts due from shareholders	(753)	(267)	4,070	1,277	(313)
Shareholders' loans	–	–	(1,200)	(1,200)	–
Amounts due to shareholders	470	575	(417)	(559)	(606)
Other payables and accruals	(249)	(314)	1	142	(5)
Amount due to a fellow subsidiary	21	502	(506)	333	(55)
Cash generated from operations	2,639	2,503	3,688	1,193	501
Interest received	–	–	14	1	25
Hong Kong profits tax paid	–	–	–	–	–
Net cash generated from operating activities	2,639	2,503	3,702	1,194	526

	Year ended 31/12/2003 *HK$'000*	Year ended 31/12/2004 *HK$'000*	Year ended 31/12/2005 *HK$'000*	8 months ended 31/08/2005 *HK$'000* (Unaudited)	8 months ended 31/08/2006 *HK$'000*
Cash flows from investing activities					
Proceeds from disposal of fixed assets	–	–	190	190	–
Purchase of fixed assets	(5)	(38)	(209)	(101)	(7)
Interest element of finance lease rentals paid	(1,208)	(897)	(532)	(394)	(116)
Net cash used in investing activities	(1,213)	(935)	(551)	(305)	(123)
Cash flows from financing activities					
Capital element of finance lease rentals paid	(1,326)	(1,637)	(1,722)	(1,155)	(1,594)
Net cash used in financing activities	(1,326)	(1,637)	(1,722)	(1,155)	(1,594)
Net increase/(decrease) in cash and cash equivalents	100	(69)	1,429	(266)	(1,191)
Cash and cash equivalents brought forward	1,209	1,309	1,240	1,240	2,669
Cash and cash equivalents carried forward	1,309	1,240	2,669	974	1,478
Analysis of the balances of cash and cash equivalents					
Cash at bank and on hand	1,309	1,240	2,669	974	1,478
Cash and cash equivalents in the balance sheets and the cash flow statements	1,309	1,240	2,669	974	1,478

D. Statements of Changes in Equity

	Share capital	Retained profit	Total equity
	HK$'000	*HK$'000*	*HK$'000*
Balance as at 1 January 2003	3,200	–	3,200
Result for the year	–	–	–
Balance as at 1 January 2004	3,200	–	3,200
Profit for the year	–	74	74
Balance as at 1 January 2005	3,200	74	3,274
Loss for the year	–	(74)	(74)
Balance as at 1 January 2006	3,200	–	3,200
Result for the period	–	–	–
Balance as at 31 August 2006	3,200	–	3,200
Balance as at 1 January 2005	3,200	74	3,274
Result for the period	–	–	–
Balance as at 31 August 2005, unaudited	3,200	74	3,274

2. GENERAL

Polylight Technology Limited ("Polylight") is a company incorporated and domiciled in Hong Kong and has its registered office and principal place of business at Room 1802-03, Leighton Centre, 77 Leighton Road, Causeway Bay, Hong Kong.

The directors of Polylight (the "Polylight Directors") consider the immediate holding companies to be Polyray Technology Limited and Dynamic Mate Limited, both of which were incorporated in Hong Kong.

The principal activity of Polylight is the provision of medical magnetic resonance imaging services in Hong Kong.

3. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The Financial Information has been prepared in accordance with all applicable Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and the Hong Kong Companies Ordinance.

A summary of the significant accounting policies adopted by Polylight is set out below.

(b) Basis of preparation of the Financial Information

The measurement basis used in the preparation of the Financial Information is the historical cost basis.

The preparation of financial statements in conformity with HKFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

(c) Revenue recognition

Provided it is probable that the economic benefits will flow to Polylight and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in the income statement as follows:

Income from imaging services

Income from medical magnetic resonance imaging services is recognized when the services are rendered.

(d) Fixed assets and depreciation

Fixed assets are stated at cost less depreciation and impairment losses (see note 3(f)). Depreciation is calculated to write-off the cost of fixed assets on the straight-line basis over their estimated useful lives as follows:

Leasehold improvements	5 years
Computer equipment	6 years
Furniture, fixtures and office equipment	5 years
Plant and machinery	6 years

Both the useful life of an asset and its residual value, if any, are reviewed annually.

Gains or losses arising from the retirement or disposal of an item of fixed assets are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in the income statement on the date of retirement or disposal.

(e) Leased assets

Assets that are held by Polylight under leases which transfer to Polylight substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to Polylight are classified as operating leases.

(i) Assets acquired under finance leases

Where Polylight acquires the use of assets under finance leases, the amounts representing the fair value of the leased assets, or, if lower, the present value of the minimum lease payment, of such assets, are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost of the assets in equal annual amounts over the term of the relevant lease or, where it is likely Polylight will obtain ownership of the asset, the life of the asset, as set out in note 3(d). Impairment losses are accounted for in accordance with the accounting policy as set out in note 3(f). Finance charges implicit in the lease payments are charged to the income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are written off as an expense of the accounting period in which they are incurred.

(ii) Operating lease charges

Where Polylight has the use of assets under operating leases, payments made under the leases are charged to the income statement in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in the income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the income statement in the accounting period in which they are incurred.

(f) Impairment of assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that fixed assets may be impaired. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognized whenever the carrying amount of an asset exceeds its recoverable amount.

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

(g) Inventories

Inventories are carried at the lower of cost and net realizable value.

Cost is calculated on a first-in-first-out basis and comprises all costs of purchase, cost of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

(h) Trade and other receivables (including amounts due from shareholders)

Trade and other receivables are initially recognized at fair value and thereafter stated at amortized cost less impairment losses and provision for bad and doubtful debts, except where the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less impairment losses and provision for bad and doubtful debts.

Impairment losses for bad and doubtful debts are measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted where the effect of discounting is material.

(i) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of Polylight's cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement.

(j) Other payables (including amount due to a fellow subsidiary, amounts due to shareholders, and shareholders' loans)

Other payables are initially recognized at fair value and thereafter stated at amortized cost unless the effect of discounting would be immaterial, in which case, they are stated at cost.

(k) Provisions and contingent liabilities

Provisions are recognized for liabilities of uncertain timing or amount when Polylight has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(l) Income tax

(i) Income tax for the period comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in the income statement except to the extent that they related to items recognized directly in equity, in which case they are recognized in equity.

(ii) Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(iii) Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits. Apart from differences which arise on initial recognition of assets and liabilities, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilized, are recognized.

The amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

(m) Translation of foreign currencies

Foreign currency transactions during the period are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Exchange gains and losses are dealt with in the income statement.

(n) Employee benefits

Salaries, annual bonuses, paid annual leave, contributions to defined contribution plans and the cost of non-monetary benefits are accrued in the period in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(o) Related parties

Parties are considered to be related to Polylight if Polylight has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where Polylight and the party are subject to common control or common significant influence. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of Polylight where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of Polylight or of any entity that is a related party of Polylight.

4. TURNOVER AND SEGMENT INFORMATION

Turnover represents the invoiced value of magnetic resonance imaging services rendered.

Polylight operates in one business and geographical segment which is the provision of medical magnetic resonance imaging services in Hong Kong. Accordingly no business segment or geographical segment information is presented.

5. PROFIT/(LOSS) BEFORE TAXATION

Profit/(Loss) before taxation is arrived at after charging:

	Year ended 31/12/2003 *HK$'000*	Year ended 31/12/2004 *HK$'000*	Year ended 31/12/2005 *HK$'000*	8 months ended 31/08/2005 *HK$'000* (Unaudited)	8 months ended 31/08/2006 *HK$'000*
Depreciation					
– Assets held for use under finance leases	1,622	1,123	1,123	749	–
– Other assets	161	164	135	96	1,032
	1,783	1,287	1,258	845	1,032
Auditors' remuneration	36	41	30	24	24
Operating lease charges on properties	645	746	716	483	540

6. STAFF COSTS

(a) Total staff costs

	Year ended 31/12/2003 *HK$'000*	Year ended 31/12/2004 *HK$'000*	Year ended 31/12/2005 *HK$'000*	8 months ended 31/08/2005 *HK$'000* (Unaudited)	8 months ended 31/08/2006 *HK$'000*
Salaries, wages and other benefits	3,305	3,427	3,350	2,314	1,950
Contribution to defined contribution retirement scheme	36	36	36	24	25
Total, including Polylight Directors' remuneration	3,341	3,463	3,386	2,338	1,975

(b) Polylight Director's remuneration

The remuneration of each of the Polylight Directors for the years ended 31 December 2003, 2004 and 2005, and the eight-month periods ended 31 August 2005 and 2006, respectively are set out below:

	Year ended 31/12/2003 *HK$'000*	Year ended 31/12/2004 *HK$'000*	Year ended 31/12/2005 *HK$'000*	8 months ended 31/08/2005 *HK$'000* (Unaudited)	8 months ended 31/08/2006 *HK$'000*
Damien Vincent Marmion	–	–	–	–	–
Matthew Ngan Man Wong	–	–	–	–	–
Kenny Hui King Leuk	–	–	–	–	–
Keith Biddlestone	–	–	–	–	–
Wong Kin Fung	–	–	–	–	–
Andrew Wong Yan King	–	–	–	–	–
Yau Yat Yin	–	–	–	–	–
	–	–	–	–	–

There were no amounts paid during the Relevant Periods to the Polylight Directors in connection with an inducement to join or as compensation for loss of office. Save as disclosed above, no remuneration has been provided as payable in respect of the Relevant Periods by Polylight to the Polylight Directors.

(c) Employees' emoluments

The emoluments of the five highest paid employees of Polylight (excluding the Polylight Directors) for the years ended 31 December 2003, 2004 and 2005, and the eight-month periods ended 31 August 2005 and 2006, respectively, are as follows:

	Year ended 31/12/2003 *HK$'000*	Year ended 31/12/2004 *HK$'000*	Year ended 31/12/2005 *HK$'000*	8 months ended 31/08/2005 *HK$'000* (Unaudited)	8 months ended 31/08/2006 *HK$'000*
Salaries, wages and other benefits	1,416	1,511	1,324	985	830
Contribution to defined contribution retirement scheme	36	36	36	24	25
Total	1,452	1,547	1,360	1,009	855

The number of highest paid employees of Polylight (excluding the Polylight Directors) whose emoluments fall within the following band:

Nil to HK$1,000,000	5	5	5	5	5

(d) Compensation to key management personnel

The Polylight Directors consider that they are the only key management personnel of Polylight and details of their compensation have been disclosed above.

7. FINANCE COSTS

	Year ended 31/12/2003 *HK$'000*	Year ended 31/12/2004 *HK$'000*	Year ended 31/12/2005 *HK$'000*	8 months ended 31/08/2005 *HK$'000* (Unaudited)	8 months ended 31/08/2006 *HK$'000*
Finance charges on obligations under finance leases wholly repayable within five years	1,208	897	532	394	116
Other borrowing costs	7	7	5	317	
	1,215	904	537	397	133

8. INCOME TAX

(a) Income tax in the income statements represents:

	Year ended 31/12/2003 *HK$'000*	Year ended 31/12/2004 *HK$'000*	Year ended 31/12/2005 *HK$'000*	8 months ended 31/08/2005 *HK$'000* (Unaudited)	8 months ended 31/08/2006 *HK$'000*
Current tax					
Provision for Hong Kong profits tax	–	–	35	64	186
(Over)/Under provision in respect of prior years	(152)	–	–	–	16
	(152)	–	35	64	202
Deferred tax					
Origination and reversal of temporary differences	225	(74)	–	–	(47)
	73	(74)	35	64	155

The provision for Hong Kong profits tax is calculated at 17.5% of the estimated assessable profits for each of the Relevant Periods.

(b) Reconciliation between income tax expense/(credit) and profit/(loss) before taxation at applicable tax rates:

	Year ended 31/12/2003 *HK$'000*	Year ended 31/12/2004 *HK$'000*	Year ended 31/12/2005 *HK$'000*	8 months ended 31/08/2005 *HK$'000* (Unaudited)	8 months ended 31/08/2006 *HK$'000*
Profit/(Loss) before taxation	73	–	(39)	64	155
Notional tax on profit/(loss) before taxation, calculated at the Hong Kong profits tax rate of 17.5%	13	–	(7)	11	27
Tax effect on non-deductible expenses	54	86	65	53	40
Tax effect on non-taxable income	–	–	(2)	–	(22)
Under provision in respect of prior years	–	–	–	–	16
Unused tax losses not recognized	–	(160)	–	–	–
Other temporary differences	6	–	(21)	–	94
Actual tax expense/(credit)	73	(74)	35	64	155

9. FIXED ASSETS

	Leasehold improvements *HK$'000*	Computer equipment *HK$'000*	Furniture, fixtures and office equipment *HK$'000*	Plant and machinery *HK$'000*	Total *HK$'000*
Cost:					
As at 1 January 2003	113	129	7	10,448	10,697
Additions	–	5	–	–	5
As at 1 January 2004	113	134	7	10,448	10,702
Additions	–	7	–	31	38
As at 1 January 2005	113	141	7	10,479	10,740
Additions	100	109	–	–	209
Disposals	(18)	(4)	–	(317)	(339)
As at 1 January 2006	195	246	7	10,162	10,610
Additions	–	7	–	–	7
As at 31 August 2006	195	253	7	10,162	10,617
Accumulated depreciation:					
As at 1 January 2003	59	78	2	4,619	4,758
Charge for the year	19	29	1	1,734	1,783
As at 1 January 2004	78	107	3	6,353	6,541
Charge for the year	19	23	1	1,244	1,287
As at 1 January 2005	97	130	4	7,597	7,828
Charge for the year	15	21	1	1,221	1,258
Written back on disposal	(14)	(3)	–	(131)	(148)
As at 1 January 2006	98	148	5	8,687	8,938
Charge for the period	22	26	1	983	1,032
As at 31 August 2006	120	174	6	9,670	9,970
Net book value:					
As at 31 August 2006	75	79	1	492	647
As at 31 December 2005	97	98	2	1,475	1,672
As at 31 December 2004	16	11	3	2,882	2,912
As at 31 December 2003	35	27	4	4,095	4,161

	As at 31/12/2003 *HK$'000*	As at 31/12/2004 *HK$'000*	As at 31/12/2005 *HK$'000*	As at 31/08/2006 *HK$'000*
Net book value of assets held under finance leases	3,650	2,527	1,404	–

10. TRADE RECEIVABLES, DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES

Trade receivables, deposits, prepayments and other receivables are expected to be recovered within one year.

The credit policy of Polylight is set out in note 18. The aged analyses of trade receivables as at the balance sheet dates are as follows:

	As at 31/12/2003	As at 31/12/2004	As at 31/12/2005	As at 31/08/2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Current	316	371	368	422
31 - 60 days	350	321	137	255
61 - 90 days	212	167	344	147
Over 90 days	238	349	325	106
	1,116	1,208	1,174	930
Less: Provision for bad and doubtful debts	(204)	(124)	(124)	(24)
	912	1,084	1,050	906

11. AMOUNTS DUE FROM/TO SHAREHOLDERS AND SHAREHOLDERS' LOANS

The amounts due from/to shareholders and the shareholders' loans are interest free, unsecured and have no fixed terms for repayment.

The shareholders' loans from Polyray Technology Limited and Dynamic Mate Limited of HK$600,000 each were repaid on 20 September 2005.

12. OTHER PAYABLES AND ACCRUALS

Other payables and accruals are expected to be settled within one year.

13. AMOUNT DUE TO A FELLOW SUBSIDIARY

The amount due is interest free, unsecured and has no fixed term for repayment.

14. OBLIGATIONS UNDER FINANCE LEASES

As at the balance sheet dates, Polylight had obligations under finance leases repayable as follows:

As at 31 December 2003

	Present value of minimum lease payments	Interest expense relating to future periods	Total minimum lease payments
	HK$'000	*HK$'000*	*HK$'000*
Within one year	1,637	897	2,534
More than one year but not exceeding two years	1,722	532	2,254
More than two years but not exceeding five years	1,594	115	1,709
	3,316	647	3,963
	4,953	1,544	6,497

As at 31 December 2004

	Present value of minimum lease payments	Interest expense relating to future periods	Total minimum lease payments
	HK$'000	*HK$'000*	*HK$'000*
Within one year	1,722	532	2,254
More than one year but not exceeding two years	1,594	114	1,708
More than two years but not exceeding five years	–	–	–
	1,594	114	1,708
	3,316	646	3,962

As at 31 December 2005

	Present value of minimum lease payments	Interest expense relating to future periods	Total minimum lease payments
	HK$'000	*HK$'000*	*HK$'000*
Within one year	1,594	114	1,708
More than one year but not exceeding two years	–	–	–
More than two years but not exceeding five years	–	–	–
	–	–	–
	1,594	114	1,708

As at 31 August 2006

	Present value of minimum lease payments	Interest expense relating to future periods	Total minimum lease payments
	HK$'000	*HK$'000*	*HK$'000*
Within one year	–	–	–
More than one year but not exceeding two years	–	–	–
More than two years but not exceeding five years	–	–	–
	–	–	–
	–	–	–

15. INCOME TAX IN THE BALANCE SHEETS

(a) Current taxation in the balance sheets represents:

	As at 31/12/2003 *HK$'000*	As at 31/12/2004 *HK$'000*	As at 31/12/2005 *HK$'000*	As at 31/08/2006 *HK$'000*
Provision for Hong Kong profits tax	–	–	35	237

(b) Deferred tax assets and liabilities recognized:

The components of deferred tax (assets)/liabilities recognized in the balance sheets and the movements during the Relevant Periods are as follows:

	Tax losses *HK$'000*	Depreciation allowances in excess of related depreciation *HK$'000*	Total *HK$'000*
As at 1 January 2003	–	–	–
Charged/(credited) to the income statement	(128)	353	225
As at 1 January 2004	(128)	353	225
Charged/(credited) to the income statement	63	(137)	(74)
As at 1 January 2005	(65)	216	151
Charged/(credited) to the income statement	–	–	–
As at 1 January 2006	(65)	216	151
Charged/(credited) to the income statement	65	(112)	(47)
As at 31 August 2006	–	104	104

16. SHARE CAPITAL

	As at 31/12/2003	As at 31/12/2004	As at 31/12/2005	As at 31/08/2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Authorized:				
4,000,000 ordinary shares of HK$1 each	4,000	4,000	4,000	4,000
Issued and fully paid:				
3,200,000 ordinary shares of HK$1 each	3,200	3,200	3,200	3,200

17. OPERATING LEASE COMMITMENT

As at the balance sheet dates, the total future minimum lease payments under non-cancelable operating lease in respect of property rental are payable as follows:

	As at 31/12/2003	As at 31/12/2004	As at 31/12/2005	As at 31/08/2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Within one year	662	607	810	810
More than one year but not exceeding two years	607	–	810	810
More than two years but not exceeding five years	–	–	743	203
	1,269	607	2,363	1,823

Polylight leases one property under operating lease. The lease typically runs for an initial period of two years, with an option to renew the lease when all terms are renegotiated. Lease payments are usually increased annually to reflect market rentals. The lease does not include contingent rentals.

18. FINANCIAL INSTRUMENTS

Exposure to credit and liquidity risks arises in the normal course of Polylight's business. These risks are limited by Polylight's financial management policies and practices described below.

(a) Credit risk

Polylight's credit risk is primarily attributable to trade and other receivables. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis.

In respect of trade and other receivables, credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 30 days from the date of billing. Normally, Polylight does not obtain collateral from customers.

As at the balance sheet dates, Polylight has certain concentration of credit risk as significant portions of the total trade and other receivables were due from its five largest customers.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheets. Polylight does not provide any other guarantees which would expose it to credit risk.

(b) Liquidity risk

Polylight's policy is to regularly monitor current and expected liquidity requirements to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions and group companies to meet its liquidity requirements in the short and longer term.

(c) Fair values

The fair value of receivables, deposits and prepayments, payables and accruals and amounts due from/(to) group companies are assumed to approximate their carrying amounts.

19. MATERIAL RELATED PARTY TRANSACTIONS

Save as disclosed elsewhere in the Financial Information, Polylight had the following material related party transactions during the Relevant Periods:

(i) For the years ended 31 December 2003, 2004 and 2005 and the eight months ended 31 August 2006, Polylight paid management fees to a fellow subsidiary amounting to approximately HK$555,000, HK$479,000, HK$521,000 and HK$261,000 respectively, which were based on terms agreed between the parties.

(ii) For the years ended 31 December 2003, 2004 and 2005 and the eight months ended 31 August 2006, Polylight paid radiologist fees to a related company amounting to approximately HK$1,829,000, HK$1,916,000, HK$2,026,000 and HK$1,120,000 respectively, which were based on terms agreed between the parties.

(iii) For the years ended 31 December 2003, 2004 and 2005 and the eight months ended 31 August 2006, Polylight paid profit sharing bonuses to its shareholder, Dynamic Mate Limited, amounting to approximately HK$1,493,000, HK$1,373,000, HK$1,936,000 and HK$656,000 respectively, which were based on terms agreed between the parties.

(iv) For the years ended 31 December 2003, 2004 and 2005 and the eight months ended 31 August 2006, Polylight paid profit sharing bonuses to its shareholder, Polyray Technology Limited, amounting to approximately HK$1,493,000, HK$1,374,000, HK$1,936,000 and HK$657,000 respectively, which were based on terms agreed between the parties.

20. SUBSEQUENT EVENTS

Save as disclosed elsewhere in the Financial Information, there were no significant events subsequent to 31 August 2006.

21. SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared by Polylight in respect of any period subsequent to 31 August 2006.

Yours faithfully,
HLB Hodgson Impey Cheng
Chartered Accountants
Certified Public Accountants
Hong Kong

B. DISCUSSION AND ANALYSIS OF THE PERFORMANCE OF POLYLIGHT

FOR THE YEAR ENDED 31 DECEMBER 2003

Business Review

(a) Turnover

For the year ended 31 December 2003, turnover was approximately HK$12,343,000.

(b) Gross profit margin

Polylight's gross profit was approximately HK$6,466,000 for the year ended 31 December 2003 and gross profit margin was 52.4%.

(c) Management fees and other operating expenses

Management fees and other operating expenses of Polylight amounted to approximately HK$5,178,000.

(d) Profit for the year

All profit after tax for the year ended 31 December 2003 of Polylight was paid to shareholders in the form of management fee.

(e) Liquidity and financial resources

The working capital of Polylight was mainly funded by its internally general funds. The average term of credit for customers was 30 days.

As at 31 December 2003, the current ratio (current assets divided by current liabilities) was 1.64.

(f) Staff costs

Total staff cost (including directors' remuneration) for the year ended 31 December 2003 was comprised of wages, salaries and staff welfare of HK$3,305,000 and pension and scheme contributions of HK$36,000.

(g) Capital structure

As at 31 December 2003, issued share capital was HK$3,200,000 and there were no other issued or outstanding loan capital, preference shares or convertible securities.

(h) Obligation under finance leases

As at 31 December 2003, Polylight had obligation under finance leases of approximately HK$4,953,000.

(i) Foreign exchange risk

Foreign exchange risk was minimal as majority of transactions were denominated in Hong Kong dollars.

(j) Capital commitment

As at 31 December 2003, Polylight did not have any capital commitment.

(k) Contingent liability

As at 31 December 2003, Polylight did not have any contingent liability.

FOR THE YEAR ENDED 31 DECEMBER 2004

Business Review

Due to more competitors entering the market which led to a price war, sales revenue of Polylight was HK$11.4 million, a decrease of 7.3% comparing with that of the previous year.

(a) Turnover

For the year ended 31 December 2004, turnover was approximately HK$11,437,000 (2003: HK$12,343,000). This represented a decrease of HK$906,000 over that of the previous year.

(b) Gross profit margin

For the year ended 31 December 2004, Polylight's gross profit was approximately HK$6,167,000 (2003: HK$6,466,000). Gross profit margin increased slightly from 52.4% in 2003 to 53.9% in 2004.

(c) Management fees and other operating expenses

Management fees and other operating expenses of Polylight increased by 1.6% to approximately HK$5,263,000 (2003: HK$5,178,000).

(d) Profit for the year

As a normal practice, profit after tax for the year ended 31 December 2004 of Polylight was paid to shareholders in the form of management fee except that there was an underpayment of HK$74,000 management fee to shareholders. The accounts therefore showed the same amount of profit for the year 2004.

(e) Liquidity and financial resources

The working capital of Polylight was mainly funded by its internally generated funds. The average term of credit for customers is 30 days. As at 31 December 2004, the current ratio (current assets divided by current liabilities) was 1.43.

(f) Staff costs

Total staff cost (including directors' remuneration) for the year ended 31 December 2004 was comprised of wages, salaries and staff welfare of HK$3,427,000 and pension scheme contributions of HK$36,000.

(g) Capital structure

As at 31 December 2004, issued share capital was HK$3,200,000 and there were no other issued or outstanding loan capital, preference shares or convertible securities.

(h) Obligation under finance leases

As at 31 December 2004, Polylight had obligation under finance leases of approximately HK$3,316,000.

(i) Foreign exchange risk

Foreign exchange risk was minimal as majority of transactions were denominated in Hong Kong dollars.

(j) Capital commitment

As at 31 December 2004, Polylight did not have any capital commitment.

(k) Contingent liability

As at 31 December 2004, Polylight did not have any contingent liability.

FOR THE YEAR ENDED 31 DECEMBER 2005

Business Review

Despite the keen competition and lower service fees, Polylight recorded a sales revenue of HK$11.8 million, a slight increase of 3.3% when compared with that of the previous year. Finance expenses decreased by HK$367,000, resulting from the significantly reduced principal outstanding of the finance lease for the MRI machine.

(a) Turnover

For the year ended 31 December 2005, turnover was approximately HK$11,816,000 (2004: HK$11,437,000). This represented an increase of HK$379,000 over that of the previous year due to the extension of opening hours by 1.5 hours each working day from mid 2005 onwards.

(b) Gross profit margin

For the year ended 31 December 2005, Polylight's gross profit was approximately HK$6,733,000 (2004: HK$6,167,000). Gross profit margin increased from 53.9% in 2004 to 57% in 2005 due to the lower average variable overhead contributed by the extension of opening hours.

(c) Management fees and other operating expenses

Management fees and other operating expenses of Polylight increased by 18.7% to approximately HK$6,249,000 (2004: HK$5,263,000) due to the increase in payment of management fee to shareholders.

(d) Loss for the year

As a normal practice, all profit after tax for the year ended 31 December 2005 of Polylight was paid to shareholders in the form of management fee except that the underpayment of management fee of HK$74,000 in the previous year was deferred to the year reviewed. As a result a loss of the same amount was recorded.

(e) Liquidity and financial resources

The working capital of Polylight was mainly funded by its internally generated funds. The average term of credit for customers was 30 days.

As at 31 December 2005, the current ratio (current assets divided by current liabilities) was 1.63.

(f) Staff costs

Total staff cost (including directors' remuneration) for the year ended 31 December 2005 was comprised of wages, salaries and staff welfare of HK$3,350,000 and pension and scheme contributions of HK$36,000.

(g) Capital structure

As at 31 December 2005, issued share capital was HK$3,200,000 and there were no other issued or outstanding loan capital, preference shares or convertible securities.

(h) Obligation under finance leases

As at 31 December 2005, Polylight had obligation under finance leases of approximately HK$1,594,000.

(i) Foreign exchange risk

Foreign exchange risk was minimal as majority of transactions were denominated in Hong Kong dollars.

(j) Capital commitment

As at 31 December 2005, Polylight did not have any capital commitment.

(k) Contingent liability

As at 31 December 2005, Polylight did not have any contingent liability.

FOR THE EIGHT MONTHS ENDED 31 AUGUST 2006

Business Review

Although demand for diagnostic service continues to shift from public hospitals to private clinics, the MRI service market remains competitive. And as the demand for more radiographers in the private sector continues to grow, we have seen an increase in the salary level of radiographers. In order to increase its competitiveness, Polylight has adjusted downward certain fees charged to patients referred by Hospital Authority. Therefore, business referrals from the Hospital Authority became the main source of income in early 2006. To be in line with the market practice, Polylight also increases the number of films taken for each case. This is more time consuming and hence less cases can be finished in a day. Due to the shut down of the MRI machine during the period under review, revenue generated from it has been adversely impacted. Sales revenue for the eight months ended 31 August 2006 was HK$6.5 million.

(a) *Turnover*

For the period ended 31 August 2006, turnover was approximately HK$6,450,000.

(b) *Gross profit margin*

For the period ended 31 August 2006, Polylight's gross profit was approximately HK$3,221,000, representing a gross profit margin was 50%, which is lower than the 57% recorded in the year 2005 as a result of lower service charges.

(c) *Management fees and other operating expenses*

For the period ended 31 August 2006, management fees and other operating expenses of Polylight was approximately HK$2,958,000.

(d) *Profit for the period*

As a normal practice, all profit after tax for the period ended 31 August 2006 of Polylight was paid to shareholders in the form of management fee. Thus, no profit was recorded during the period.

(e) *Liquidity and financial resources*

The working capital of Polylight was mainly funded by its internally generated funds. The average term of credit for customers was 30 days.

As at 31 August 2006, the current ratio (current assets divided by current liabilities) was 5.23.

(f) *Staff costs*

Total staff cost (including directors' remuneration) for the period ended 31 August 2006 was comprised of wages, salaries and staff welfare of HK$1,950,000 and pension and scheme contributions of HK$25,000.

(g) *Capital structure*

As at 31 August 2006, issued share capital was HK$3,200,000 and there were no other issued or outstanding loan capital, preference shares or convertible securities.

(h) *Obligation under finance leases*

As at 31 August 2006, Polylight had no obligation under finance leases.

(i) *Foreign exchange risk*

Foreign exchange risk was minimal as majority of transactions were denominated in Hong Kong dollars.

(j) *Capital commitment*

As at 31 August 2006, Polyray did not have any capital commitment.

(k) *Contingent liability*

As at 31 August 2006, Polyray did not have any contingent liability.

C. OUTLOOK

The long queuing time for patients of public hospitals and the government's intention to push the service from public hospitals to private clinics have created good business potential for privately run medical institutions which comprise MRI machine.

As the first MRI centre in Hong Kong, Polylight continues to expand its business network with private doctors, orthopedic surgeons and insurance/medical companies. It will also continue to research and evaluate the financial feasibility of setting up another MRI centre in Hong Kong Island. The Directors believe that Polylight will continue to attain favourable results in the future.

(III) UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED GROUP

1. Introduction

The unaudited pro forma financial information of the Enlarged Group, comprising the unaudited pro forma consolidated income statement, the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated cash flow statement of the Enlarged Group (the "Unaudited Pro Forma Financial Information"), has been prepared by the Directors to illustrate the effect of the proposed acquisition by the Group of the entire equity interests in Polyray and Polylight pursuant to the Polyray Sale Agreement and the Polylight Sale Agreement (the "Acquisition").

The Unaudited Pro Forma Financial Information should be read in conjunction with the financial information of the Group as set out in appendix I, the financial information of Polyray and Polylight as set out in appendix V respectively, and other financial information included elsewhere in this circular. The Unaudited Pro Forma Financial Information does not take account of any trading or other transactions subsequent to the dates of the respective financial statements of the Group, Polyray and Polylight included in the Unaudited Pro Forma Financial Information.

2. Unaudited Pro Forma Consolidated Income Statement of the Enlarged Group

The following is the unaudited pro forma consolidated income statement of the Enlarged Group as if the Acquisition had been completed at the commencement of the period reported on (1 April 2005). The unaudited pro forma consolidated income statement has been prepared based on the audited consolidated income statement of the Group for the year ended 31 March 2006 as extracted from the Company's published annual report for the year ended 31 March 2006 (set out in appendix I to this circular), the audited income statement of Polyray for the year ended 31 December 2005 as extracted from the accountants' report on Polyray (set out in appendix V to this circular), and the audited income statement of Polylight for the year ended 31 December 2005 as extracted from the accountants' report on Polylight (set out in appendix V to this circular), after incorporating the pro forma adjustments as described in the accompanying notes to illustrate the effect of the Acquisition.

The unaudited pro forma consolidated income statement has been prepared for illustrative purposes only, based on the judgments and assumptions of the Directors, and, because of its hypothetical nature, it may not give a true picture of the results of the Enlarged Group for any future periods.

	The Group Year ended 31 March 2006	Polyray Year ended 31 December 2005	Polylight Year ended 31 December 2005	Pro forma adjustments	Notes	Pro forma Enlarged Group
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*		*HK$'000*
	(Audited)	(Audited)	(Audited)	(Unaudited)		(Unaudited)
Turnover	1,450	28,607	11,816	-		41,873
Cost of sales	(1,381)	-	-	-		(1,381)
Gross profit	69	28,607	11,816	-		40,492
Other revenue and other operating income	1,469	1,978	14	(1,936)	2.1	1,525
Fair value loss on financial assets at fair value through profit and loss	(1,260)	-	-	-		(1,260)
Impairment losses	(36,579)	-	-	-		(36,579)
Administrative and other operating expenses	(5,638)	(29,959)	(11,332)	1,936	2.1	(38,643)
				1,936	2.1	
				4,414	2.2	
Finance costs	(3,407)	(69)	(537)	-		(4,013)
Profit/(Loss) before taxation	(45,346)	557	(39)	6,350		(38,478)
Income tax	-	(557)	(35)	(1,112)	2.3	(1,704)
Loss for the period	(45,346)	-	(74)	5,238		(40,182)

Notes to the unaudited pro forma consolidated income statement of the Enlarged Group:

2.1 The adjustment reflects the reversal of the management fees paid by Polylight to its shareholders based on the management contract with each of them for sharing the profits made by Polylight, as if the Acquisition had been completed at the commencement of the period reported on. Such management contract will be terminated upon the date on which the last of the conditions under the Polylight Sale Agreement has been fulfilled. To the extent that the payment of such management fees represents an appropriation of profits made by Polylight to its shareholders, the Directors consider it appropriate to adjust for such management fees in order to present more fairly the financial performance of Polylight. This adjustment is not expected to have a continuing effect on the Enlarged Group.

2.2 The adjustment reflects the reversal of the management fees paid by Polyray to its shareholders based on the management contract with each of them for sharing the profits made by Polyray, as if the Acquisition had been completed at the commencement of the period reported on. Such management contract will be terminated upon the date on which the last of the conditions under the Polyray Sale Agreement has been fulfilled. To the extent that the payment of such management fees represents an appropriation of profits made by Polyray to its shareholders, the Directors consider it appropriate to adjust for such management fees in order to present more fairly the financial performance of Polyray. This adjustment is not expected to have a continuing effect on the Enlarged Group.

2.3 The adjustment reflects the tax effect of the pro forma income statement adjustments described in notes 2.1 and 2.2 above. This adjustment is not expected to have a continuing effect on the Enlarged Group.

3. Unaudited Pro Forma Consolidated Balance Sheet of the Enlarged Group

The following is the unaudited pro forma consolidated balance sheet of the Enlarged Group as if the Acquisition had been completed at the date reported on (30 September 2006). The unaudited pro forma consolidated balance sheet has been prepared based on the unaudited consolidated balance sheet of the Group as at 30 September 2006 as extracted from the Company's published interim results announcement for the six months ended 30 September 2006 (set out in appendix I to the circular), the audited balance sheet of Polyray as at 31 August 2006 as extracted from the accountants' report on Polyray (set out in appendix V to the circular), and the audited balance sheet of Polylight as at 31 August 2006 as extracted from the accountants' report on Polylight (set out in appendix V to the circular), after incorporating the pro forma adjustments as described in the accompanying notes to illustrate the effect of the Acquisition.

The unaudited pro forma consolidated balance sheet has been prepared for illustrative purposes only, based on the judgments and assumptions of the Directors, and, because of its hypothetical nature, it may not give a true picture of the financial position of the Enlarged Group at any future date.

	The Group As at 30 September 2006	Polyray As at 31 August 2006	Polylight As at 31 August 2006	Pro forma adjustments		Pro forma Enlarged Group
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*Notes*	*HK$'000*
	(Unaudited)	(Audited)	(Audited)	(Unaudited)		(Unaudited)
Non-current assets						
Goodwill	–	–	–	23,121	*3.2*	23,121
Property, plant and equipment	1,126	4,340	647	–		6,113
Interest in a jointly controlled entity	–	1,600	–	(1,600)	*3.1*	–
	1,126	5,940	647	21,521		29,234
Current assets						
Inventories	–	283	60	–		343
Trade and other receivables	66,621	3,659	1,260	–		71,540
Amounts due from shareholders	–	–	487	(487)	*3.1*	–
Investments in securities	18,213	–	–	–		18,213
Cash and cash equivalents	34,796	3,578	1,478	(34,250)	*3.3*	4,602
				(1,000)	*3.3*	
	119,630	7,520	3,285	(35,737)		94,698
Current liabilities						
Trade and other payables	4,630	1,189	286	–		6,105
Short-term borrowings	70,014	–	–	–		70,014
Amounts due to shareholders	–	111	22	–		133
Amount due to a jointly controlled entity	–	487	–	(487)	*3.1*	–
Amount due to a fellow subsidiary	–	411	83	–		494
Obligations under finance leases	–	76	–	–		76
Taxation payable	–	429	237	–		666
	74,644	2,703	628	(487)		77,488
Net current assets	44,986	4,817	2,657	(35,250)		17,210
Total assets less current liabilities	46,112	10,757	3,304	(13,729)		46,444

	The Group As at 30 September 2006 HK$'000 (Unaudited)	Polyray As at 31 August 2006 HK$'000 (Audited)	Polylight As at 31 August 2006 HK$'000 (Audited)	Pro forma adjustments HK$'000 (Unaudited)	Notes	Pro forma Enlarged Group HK$'000 (Unaudited)
Non-current liabilities						
Convertible Notes I	46,050	-	-	-		46,050
Deferred taxation	-	228	104	-		332
	46,050	228	104	-		46,382
NET ASSETS	62	10,529	3,200	(13,729)		62
CAPITAL AND RESERVES						
Share capital	11,595	17	3,200	(1,600)	*3.1*	11,595
				(1,600)	*3.3*	
				(17)	*3.3*	
Reserves	(20,533)	10,512	-	(10,512)	*3.3*	(20,533)
Equity attributable to the equity holders of the Company	(8,938)	10,529	3,200	(13,729)		(8,938)
Minority interests	9,000	-	-	-		9,000
Total equity	62	10,529	3,200	(13,729)		62

Notes to the unaudited pro forma consolidated balance sheet of the Enlarged Group:

3.1 The adjustment reflects the elimination of Polyray's 50% equity interest in Polylight and the elimination of the inter-company balances between Polyray and Polylight as at 31 August 2006.

3.2 The adjustment reflects the excess of the aggregate purchase consideration under the Polyray Sale Agreement and the Polylight Sale Agreement of approximately HK$34,250,000 and the cost directly attributable to the Acquisition of approximately HK$1,000,000, over the Group's share in the combined net assets of Polyray and Polylight as at 31 August 2006 of approximately HK$12,129,000, as if the Acquisition had been completed at 30 September 2006. This excess is recognized as goodwill arising from the Acquisition on the unaudited pro forma consolidated balance sheet. Since the actual fair values of the assets, liabilities and contingent liabilities of Polyray and Polylight as at the date of completion of the Acquisition may be different from their estimated fair values used in the preparation of the unaudited pro forma consolidated balance sheet presented above, the actual goodwill arising from the Acquisition may be different from the estimated amount shown in this Appendix.

3.3 The adjustments reflect:

(i) payment of the aggregate purchase consideration under the Polyray Sale Agreement and the Polylight Sale Agreement of approximately HK$34,250,000 and the cost directly attributable to the Acquisition of approximately HK$1,000,000, assuming the purchase consideration and the cost directly attributable to the Acquisition were settled in full on 30 September 2006. The Company intends to finance the purchase consideration and the cost directly attributable to the Acquisition from internal financial resources of the Group; and

(ii) elimination of the respective share capital and pre-acquisition reserves of Polyray and Polylight as at 31 August 2006.

Since the actual dates of payment of the aggregate purchase consideration under the Polyray Sale Agreement and the Polylight Sale Agreement and the cost directly attributable to the Acquisition will be different from the assumptions used in the preparation of the unaudited pro forma consolidated balance sheet presented above, the actual financial position arising from the Acquisition may be different from the financial position shown in this Appendix.

4. Unaudited Pro Forma Consolidated Cash Flow Statement of the Enlarged Group

The following is the unaudited pro forma consolidated cash flow statement of the Enlarged Group as if the Acquisition had been completed at the commencement of the period reported on (1 April 2005). The unaudited pro forma consolidated cash flow statement has been prepared based on the audited consolidated cash flow statement of the Group for the year ended 31 March 2006 as extracted from the Company's published annual report for the year ended 31 March 2006 (set out in appendix I to this circular), the audited cash flow statement of Polyray for the year ended 31 December 2005 as extracted from the accountants' report on Polyray (set out in appendix V to this circular), and the audited cash flow statement of Polylight for the year ended 31 December 2005 as extracted from the accountants' report on Polylight (set out in appendix V to this circular), after incorporating the pro forma adjustments as described in the accompanying notes to illustrate the effect of the Acquisition.

The unaudited pro forma consolidated cash flow statement has been prepared for illustrative purposes only, based on the judgments and assumptions of the Directors, and, because of its hypothetical nature, it may not give a true picture of the cash flows of the Enlarged Group for any future periods.

	The Group Year ended 31 March 2006 *HK$'000* (Audited)	Polyray Year ended 31 December 2005 *HK$'000* (Audited)	Polylight Year ended 31 December 2005 *HK$'000* (Audited)	Pro forma adjustments *HK$'000* (Unaudited)	*Notes*	Pro forma Enlarged Group *HK$'000* (Unaudited)
Cash flows from operating activities						
Profit/(Loss) before taxation	(45,346)	557	(39)	1,936	*4.1*	(38,478)
				4,414	*4.2*	
Adjustments for:						
Finance costs	3,407	69	532	-		4,008
Interest income	(233)	(42)	(14)	-		(289)
Depreciation	1,355	1,509	1,258	-		4,122
Fair value loss on investments in securities	1,260	-	-	-		1,260
Impairment losses	36,579	-	-	-		36,579
Write-back of liabilities	(1,128)	-	-	-		(1,128)
(Gain)/loss on disposal of property, plant and equipment	(108)	-	1	-		(107)
Operating cash flows before changes in working capital	(4,214)	2,093	1,738	6,350		5,967
Inventories	6	48	(9)	-		45
Trade and other receivables	(3,935)	1,086	11	-		(2,838)
Amount due to a jointly controlled entity	-	(4,070)	-	4,070	*4.3*	-
Amounts due from shareholders	-	-	4,070	(4,070)	*4.3*	-
Loan from a jointly controlled entity	-	600	-	(600)	*4.3*	-
Shareholders' loans	-	-	(1,200)	600	*4.3*	(600)
Trade and other payables	304	(755)	1	-		(450)
Amounts due to shareholders	-	(193)	(417)	(1,936)	*4.1*	(6,960)
				(4,414)	*4.2*	
Amount due to a fellow subsidiary	-	474	(506)	-		(32)
Cash (used in)/generated from operations	(7,839)	(717)	3,688	-		(4,868)
Interest received	233	42	14	-		289
Interest paid on short-term borrowings	(2,009)	-	-	-		(2,009)
Hong Kong profits tax paid	-	(672)	-	-		(672)
Net cash (used in)/generated from operating activities	(9,615)	(1,347)	3,702	-		(7,260)

	The Group Year ended 31 March 2006 *HK$'000* (Audited)	Polyray Year ended 31 December 2005 *HK$'000* (Audited)	Polylight Year ended 31 December 2005 *HK$'000* (Audited)	Pro forma adjustments *HK$'000* (Unaudited)	*Notes*	Pro forma Enlarged Group *HK$'000* (Unaudited)
Cash flows from investing activities						
Payment of aggregate purchase consideration under the Polyray Sale Agreement and the Polylight Sale Agreement and cost directly attributable to the Acquisition, less cash and cash equivalents of Polyray and Polylight acquired	–	–	–	(34,250)	4.4	(28,070)
				(1,000)	4.4	
				7,180	4.4	
Proceeds from disposal of property, plant and equipment	–	–	190	–		190
Payments to acquire property, plant and equipment	(12)	(982)	(209)	–		(1,203)
Deposit paid for acquisition of property, plant and equipment	(16,440)	–	–	–		(16,440)
Interest element of finance lease rentals paid	–	(69)	(532)	–		(601)
Net cash used in investing activities	(16,452)	(1,051)	(551)	(28,070)		(46,124)
Cash flows from financing activities						
Net proceeds from issue of new shares	10,343	–	–	–		10,343
Net proceeds from issue of the Convertible Notes I	60,000	–	–	–		60,000
New short-term borrowings raised	19,321	–	–	–		19,321
Repayment of short-term borrowings	(19,231)	–	–	–		(19,231)
Capital element of finance lease rentals paid	–	(393)	(1,722)	–		(2,115)
Net cash (used in)/generated from financing activities	70,433	(393)	(1,722)	–		68,318
Net increase/(decrease) in cash and cash equivalents	44,366	(2,791)	1,429	(28,070)		14,934
Cash and cash equivalents brought forward	2,146	5,940	1,240	(7,180)	4.4	2,146
Effect of foreign exchange rate changes	690	–	–	–		690
Cash and cash equivalents carried forward, representing bank balances and cash	47,202	3,149	2,669	(35,250)		17,770

Notes to the unaudited pro forma consolidated cash flow statement of the Enlarged Group:

4.1 The adjustment reflects the reversal of the management fees paid by Polylight to its shareholders based on the management contract with each of them for sharing the profits made by Polylight, as if the Acquisition had taken place at the commencement of the period reported on. Such management contract will be terminated upon the date on which the last of the conditions under the Polylight Sale Agreement has been fulfilled. To the extent that the payment of such management fees represents an appropriation of profits made by Polylight to its shareholders, the Directors consider it appropriate to adjust for such management fees in order to present more fairly the financial performance of Polylight. This adjustment is not expected to have a continuing effect on the Enlarged Group.

4.2 The adjustment reflects the reversal of the management fees paid by Polyray to its shareholders based on the management contract with each of them for sharing the profits made by Polyray, as if the Acquisition had taken place at the commencement of the period reported on. Such management contract will be terminated upon the date on which the last of the conditions under the Polyray Sale Agreement has been fulfilled. To the extent that the payment of such management fees represents an appropriation of profits made by Polyray to its shareholders, the Directors consider it appropriate to adjust for such management fees in order to present more fairly the financial performance of Polyray. This adjustment is not expected to have a continuing effect on the Enlarged Group.

4.3 The adjustments reflect the elimination of the changes in the inter-company balances between Polyray and Polylight.

4.4 The adjustments reflect the cash flow effect from the Acquisition as if the Acquisition had been completed at the commencement of the period reported on. The net cash outflow represents payment of the aggregate purchase consideration under the Polyray Sale Agreement and the Polylight Sale Agreement of approximately HK$34,250,000 and the cost directly attributable to the Acquisition of approximately HK$1,000,000, less cash and cash equivalents of Polyray and Polylight acquired of approximately HK$7,180,000. This adjustment is not expected to have a continuing effect on the Enlarged Group.

IV ACCOUNTANTS' REPORT ON THE UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED GROUP

The following is the text of a report, prepared for the sole purpose of inclusion in this circular, received from the auditors of the Company, HLB Hodgson Impey Cheng, Chartered Accountants, Certified Public Accountants, Hong Kong. As described in the paragraph headed "Documents Available for Inspection" in appendix IV, a copy of the following accountants' report is available for inspection.

HLB 國衛會計師事務所
Hodgson Impey Cheng

Chartered Accountants
Certified Public Accountants

31/F, Gloucester Tower
The Landmark
11 Pedder Street
Central
Hong Kong

15 November 2006

The Directors
Hong Kong Health Check and Laboratory Holdings Company Limited
Shop 2B & 2C, Level 1
Hilton Plaza Commercial Centre
3-9 Shatin Centre Street
Shatin, New Territories
Hong Kong

Dear Sirs,

ACCOUNTANTS' REPORT ON THE UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED GROUP

Introduction

We report on the unaudited pro forma financial information of Hong Kong Health Check and Laboratory Holdings Company Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group"), and Polyray Technology Limited and Polylight Technology Limited (hereinafter collectively referred to as the "Enlarged Group"), comprising the unaudited pro forma consolidated income statement, the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated cash flow statement of the Enlarged Group (the "Unaudited Pro Forma Financial Information"), as set out in Section A entitled "Unaudited Pro Forma Financial Information of the Enlarged Group" in appendix IV to the Company's circular dated 15 November 2006 (the "Circular") in connection with the acquisition by the Group of the entire equity interests in Polyray Technology Limited and Polylight Technology Limited (the "Acquisition"). The Unaudited Pro Forma Financial Information has been prepared by the directors of the Company for illustrative purposes only, to provide information about how the Acquisition might have affected the financial information presented in the Circular. The basis of preparation of the Unaudited Pro Forma Financial Information is set out in Section A of appendix IV to the Circular.

Respective responsibilities of the directors of the Company and the reporting accountants

It is the responsibility solely of the directors of the Company to prepare the Unaudited Pro Forma Financial Information in accordance with Rule 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with reference to Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants.

It is our responsibility to form an opinion, as required by Rule 4.29(7) of the Listing Rules, on the Unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements (HKSIR) 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants. Our work consisted primarily of comparing the unadjusted financial information with source documents, considering the evidence supporting the adjustments and discussing the Unaudited Pro Forma Financial Information with the directors of the Company. This engagement did not involve independent examination of any of the underlying financial information.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to Rule 4.29(1) of the Listing Rules.

The Unaudited Pro Forma Financial Information has been prepared for illustrative purposes only, based on the judgments and assumptions of the directors of the Company, and, because of its hypothetical nature, does not provide any assurance or indication that any event will take place in the future and may not be indicative of the financial position or the results or cash flows of:

- the Enlarged Group had the Acquisition actually completed at the dates indicated therein; or

- the Enlarged Group at any future date or for any future periods.

Opinion

In our opinion:

a. the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated;

b. such basis is consistent with the accounting policies of the Group; and

c. the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to Rule 4.29(1) of the Listing Rules.

Yours faithfully,
HLB Hodgson Impey Cheng
Chartered Accountants
Certified Public Accountants
Hong Kong

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*

(incorporated in Bermuda with limited liability)
(Stock Code: 397)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting of Hong Kong Health Check And Laboratory Holdings Company Limited (the "Company") will be held at Shop No. 1A-1C, Level 1, Hilton Plaza Commercial Centre, 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong on Monday, 13 August 2007 at 9:00 a.m. for the purpose of considering and, if thought fit, passing the following resolutions as ordinary resolutions of the Company:

ORDINARY RESOLUTIONS

1. **"THAT**

   (a) the sale and purchase agreement (the "**Sale and Purchase Agreement**") (a copy of which has been produced to this meeting marked "A" and signed by the chairman of this meeting for the purpose of identification) dated 8 June 2007 (as supplemented on 24 July 2007) and made between Charm Advance Limited, being a wholly-owned subsidiary of the Company, as purchaser and Leung Tze Ching as vendor in relation to the acquisition of one ordinary share of US$1.00 in the share capital of Speedco Pacific Limited for a consideration of HK$23,356,661.90 and the transactions contemplated thereby be and are hereby approved, confirmed and ratified; and

   (b) any one of more directors of the Company be and are hereby authorised to do all such things and execute all such documents as they consider necessary or expedient for the purposes of giving effect to the Sale and Purchase Agreement, and the implementation of all transactions contemplated thereby."

2. "**THAT** Mr. Chik Chi Man be and is hereby re-elected as independent non-executive director of the Company with immediate effect."

3. "**THAT** Mr. Lee Chik Yuet be and is hereby re-elected as executive director of the Company with immediate effect."

4. "**THAT** Dr. Cho Kwai Chee be and is hereby re-elected as executive director of the Company with immediate effect."

* *for identification purposes only*

5. "**THAT** Dr. Hui Ka Wah, Ronnie JP be and is hereby re-elected as executive director of the Company with immediate effect."

By order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Fung Yiu Tong, Bennet
Chairman

Hong Kong, 25 July 2007

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal Place of Business in Hong Kong:
Shop 2B & 2C, Level 1
Hilton Plaza Commercial Centre
3-9 Shatin Centre Street
Shatin, New Territories
Hong Kong

Notes:

1. A member of the Company entitled to attend and vote at the special general meeting (the "SGM") convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead in accordance with the Company's articles of association. A proxy need not be a member of the Company.

2. A form of proxy for use at the SGM is enclosed herewith. To be valid, a form of proxy and the power of attorney or other authority (if any) under which it is signed or a certified copy thereof must be deposited at the share registrar of the Company, Tengis Limited, 26/F Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not later than 48 hours before the time appointed for holding the SGM or any adjournment thereof, as the case may be. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the SGM or any adjournment thereof, should he so wish.

3. Where there are joint registered holders of any share, any one of such persons may vote at the SGM, either in person or by proxy, in respect of such share as if he was solely entitled thereto; but if more than one of such joint holders are present at the SGM in person or by proxy, that one of the said persons so present whose name stands first on the register of member of the Company in respect of such share shall alone be entitled to vote in respect thereof.

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED

香港體檢及醫學診斷控股有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 397)

PROXY FORM

Form of proxy for use by shareholders at the Special General Meeting to be convened at Shop No. 1A-1C, Level 1, Hilton Plaza Commercial Centre, 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong on Monday, 13 August 2007 at 9:00 a.m.

I/We *(note a)* ______________________________ of ______________________________

being the holder(s) of ______________________________ *(note b)* shares of HK$0.01 each of Hong Kong Health Check and Laboratory Holdings Company Limited (the "**Company**") hereby appoint the Chairman of the Meeting or ______________________________ of ______________________________

to act as my/our proxy *(note c)* at the Special General Meeting of the Company to be held at Shop No. 1A-1C, Level 1, Hilton Plaza Commercial Centre, 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong on Monday, 13 August 2007 at 9:00 a.m. or at any adjournment thereof and to vote on my/our behalf as directed below.

Please make a mark in the appropriate boxes to indicate how you wish your vote(s) to be cast on a poll *(note d)*.

		FOR	AGAINST
1.	To approve the sale and purchase agreement dated 8 June 2007 (as supplemented) for the acquisition of the entire issued share capital of Speedco Pacific Limited and the transactions contemplated thereunder		
2.	To re-elect Mr. Chik Chi Man as independent non-executive director		
3.	To re-elect Mr. Lee Chik Yuet as executive director		
4.	To re-elect Dr. Cho Kwai Chee as executive director		
5.	To re-elect Dr. Hui Ka Wah, Ronnie as JP executive director		

Dated the ____________________ day of ____________________ 2007

Shareholder's signature ______________________________ *(notes e, f, g and h)*

Notes:

a Full name(s) and address(es) are to be inserted in **BLOCK CAPITALS**.

b Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

c A proxy need not be a member of the Company. If you wish to appoint some person other than the Chairman of the Meeting as your proxy, please delete the words "the Chairman of the Meeting" or and insert the name and address of the person appointed proxy in the space provided.

d **If you wish to vote for any of the resolutions set out above, please tick ("✓") the boxes marked "For". If you wish to vote against any resolutions, please tick ("✓") the boxes marked "Against".** If this form returned is duly signed but without specific direction on any of the proposed resolutions, the proxy will vote or abstain at his discretion in respect of all resolutions; or if in respect of a particular proposed resolution there is no specific direction, the proxy will, in relation to that particular proposed resolution, vote or abstain at his discretion. A proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than those set out in the notice convening the meeting.

e In the case of a joint holding, this form of proxy may be signed by any joint holder, but if more than one joint holder is present at the meeting, whether in person or by proxy, that one of the joint holder whose name stands first on the register of members in respect of the relevant joint holding shall alone be entitled to vote in respect thereof.

f The form of proxy must be signed by a shareholder, or his attorney duly authorised in writing, or if the shareholder is a corporation, either under its Common Seal or under the hand of an officer or attorney so authorised.

g To be valid, this form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited at the offices of the Company's branch share registrar and transfer office in Hong Kong, Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not later than 48 hours before the time of the meeting or any adjourned meeting.

h Any alteration made to this form should be initialled by the person who signs the form.

* *for identification purposes only*

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 397)

DESPATCH OF CIRCULAR

The Circular in relation to the very substantial acquisition for the entire issued share capital of Speedco Pacific Limited will be despatched on 25 July 2007.

Reference is made to the press announcement (the "**Announcement**") issued by the Company dated 13 June 2007 in relation to the very substantial acquisition for the entire issued share capital of Speedco Pacific Limited (the "**Transaction**") and the subsequent announcement of the Company dated 4 July 2007 for the delay in despatch of the circular in relation to the Transaction. Capitalised terms used in this announcement shall have the same meanings as those defined in the Announcement unless otherwise stated.

The Board is pleased to announce that the circular (the "**Circular**") containing, among other things, details of the Transaction, the information regarding the Target Group and the notice of the SGM will be despatched to the Shareholders on 25 July 2007.

Pursuant to a supplemental agreement entered into between the Vendor and the Purchaser, it is agreed that the Call Option be cancelled and that the long-stop date for fulfilling all the conditions precedent to the Sale and Purchase Agreement has been extended to 31 August 2007 as the Call Option will be further negotiated between the parties. Accordingly, no resolution will be proposed at the SGM for approving the possible very substantial disposal in relation to the grant and exercise of the Call Option. The Directors considered that the amendments under the supplemental agreement are fair and reasonable.

Shareholders should note that at the SGM, no resolution will also be proposed for approving the possible very substantial acquisition in relation to the intended General Offer as it seems that it is too pre-mature to obtain the shareholders' approval at this stage. Separate announcement and circular will be issued by the Company as and when required under the Listing Rules in the event the General Offer is materialised.

By Order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Siu Kam Chau
Executive Director

Hong Kong, 24 July 2007

* *For identification purposes only*

At the date of this announcement, the Board comprises seven executive Directors, namely Dr. Fung Yiu Tong, Bennet, Mr. Lee Chik Yuet, Dr. Cho Kwai Chee, Dr. Hui Ka Wah, Ronnie, JP, Mr. Cho Kwai Yee, Kevin, Miss. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive Directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 397)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting of Hong Kong Health Check And Laboratory Holdings Company Limited (the "Company") will be held at Shop No. 1A-1C, Level 1, Hilton Plaza Commercial Centre, 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong on Monday, 13 August 2007 at 9:00 a.m. for the purpose of considering and, if thought fit, passing the following resolutions as ordinary resolutions of the Company:

ORDINARY RESOLUTIONS

1. **"THAT**

   (a) the sale and purchase agreement (the "**Sale and Purchase Agreement**") (a copy of which has been produced to this meeting marked "A" and signed by the chairman of this meeting for the purpose of identification) dated 8 June 2007 (as supplemented on 24 July 2007) and made between Charm Advance Limited, being a wholly-owned subsidiary of the Company, as purchaser and Leung Tze Ching as vendor in relation to the acquisition of one ordinary share of US$1.00 in the share capital of Speedco Pacific Limited for a consideration of HK$23,356,661.90 and the transactions contemplated thereby be and are hereby approved, confirmed and ratified; and

   (b) any one of more directors of the Company be and are hereby authorised to do all such things and execute all such documents as they consider necessary or expedient for the purposes of giving effect to the Sale and Purchase Agreement, and the implementation of all transactions contemplated thereby."

2. "**THAT** Mr. Chik Chi Man be and is hereby re-elected as independent non-executive director of the Company with immediate effect."

3. "**THAT** Mr. Lee Chik Yuet be and is hereby re-elected as executive director of the Company with immediate effect."

4. "**THAT** Dr. Cho Kwai Chee be and is hereby re-elected as executive director of the Company with immediate effect."

5. "**THAT** Dr. Hui Ka Wah, Ronnie JP be and is hereby re-elected as executive director of the Company with immediate effect."

By order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Fung Yiu Tong, Bennet
Chairman

Hong Kong, 25 July 2007

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal Place of Business in Hong Kong:
Shop 2B & 2C, Level 1
Hilton Plaza Commercial Centre
3-9 Shatin Centre Street
Shatin, New Territories
Hong Kong

Notes:

1. A member of the Company entitled to attend and vote at the special general meeting (the "SGM") convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead in accordance with the Company's articles of association. A proxy need not be a member of the Company.

2. A form of proxy for use at the SGM is enclosed herewith. To be valid, a form of proxy and the power of attorney or other authority (if any) under which it is signed or a certified copy thereof must be deposited at the share registrar of the Company, Tengis Limited, 26/F Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not later than 48 hours before the time appointed for holding the SGM or any adjournment thereof, as the case may be. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the SGM or any adjournment thereof, should he so wish.

3. Where there are joint registered holders of any share, any one of such persons may vote at the SGM, either in person or by proxy, in respect of such share as if he was solely entitled thereto; but if more than one of such joint holders are present at the SGM in person or by proxy, that one of the said persons so present whose name stands first on the register of member of the Company in respect of such share shall alone be entitled to vote in respect thereof.

At the date of this announcement, the Board comprises seven executive Directors, namely Dr. Fung Yiu Tong, Bennet, Mr. Lee Chik Yuet, Dr. Cho Kwai Chee, Dr. Hui Ka Wah, Ronnie, JP, Mr. Cho Kwai Yee, Kevin, Miss. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive Directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

* *for identification purposes only*

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer or registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hong Kong Health Check and Laboratory Holdings Company Limited (the "**Company**"), you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee, or to the licensed securities dealer or registered institution in securities or other agent through whom the sale or the transfer was effected for transmission to the purchaser or transferee.

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 397)

(1) PROPOSED GRANT OF GENERAL MANDATES TO ALLOT AND ISSUE NEW SHARES AND REPURCHASE BY THE COMPANY OF ITS OWN SHARES; (2) PROPOSED RE-ELECTION OF DIRECTORS; AND (3) NOTICE OF ANNUAL GENERAL MEETING

A notice convening an annual general meeting of the Company to be held at Shop 1A-C, Level 1, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong on Friday, 31 August 2007 at 9:00 a.m. is set out on pages 14 to 18 of this circular. A form of proxy for use at the annual general meeting is enclosed with this circular. Such form of proxy is also published on the website of The Stock Exchange of Hong Kong Limited at *www.hkex.com.hk*.

If you are not able to attend the annual general meeting, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the office of the Company's branch share registrar and transfer office in Hong Kong, Tengis Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the annual general meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the annual general meeting or any adjournment thereof should you so wish.

31 July 2007

* *for identification purpose only*

CONTENTS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"AGM"	the annual general meeting of the Company to be convened and held at Shop 1A-C, Level 1, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong on Friday, 31 August 2007 at 9:00 a.m. to consider and, if thought fit, to approve, among other things, the proposed grant of the General Mandate and the Repurchase Mandate and the re-election of Directors
"associate(s)"	has the meaning ascribed thereto in the Listing Rules
"Board"	the board of Directors
"Bye-laws"	the bye-laws of the Company
"Company"	Hong Kong Health Check and Laboratory Holdings Company Limited, a company incorporated in Bermuda with limited liability and the issued Shares of which are listed on the main board of the Stock Exchange
"Directors"	the directors of the Company
"General Mandate"	the general mandate proposed to be granted to the Directors at the AGM to issue further new Shares not exceeding 20% of the issued share capital of the Company as at the date of passing the relevant resolution granting such mandate
"Group"	the Company and all of its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	27 July 2007, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange

"Repurchase Mandate"	the repurchase mandate proposed to be granted to the Directors at the AGM to exercise the powers of the Company to repurchase up to a maximum of 10% of the issued share capital of the Company as at the date of passing the relevant resolution granting such mandate
"SFO"	the Securities and Futures Ordinance (Chapter 571 of Laws of Hong Kong)
"Share(s)"	ordinary share(s) of HK$0.01 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*

(incorporated in Bermuda with limited liability)
(Stock Code: 397)

Executive Directors:
Dr. Fung Yiu Tong, Bennet *(Chairman)*
Mr. Lee Chik Yuet *(Deputy Chairman)*
Dr. Cho Kwai Chee
Dr. Hui Ka Wah, Ronnie *JP*
Mr. Cho Kwai Yee, Kevin
Miss Choi Ka Yee, Crystal
Mr. Siu Kam Chau

Independent non-executive Directors:
Mr. Chan Chi Yuen
Mr. Lo Chun Nga
Mr. Chik Chi Man

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal place of business in Hong Kong:
Shop 2B and 2C, Level 1
Hilton Plaza Commercial Centre
3-9 Shatin Centre Street
Shatin, New Territories
Hong Kong

31 July 2007

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED GRANT OF GENERAL MANDATES TO ALLOT AND ISSUE NEW SHARES AND REPURCHASE BY THE COMPANY OF ITS OWN SHARES; (2) PROPOSED RE-ELECTION OF DIRECTORS; AND (3) NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

At the forthcoming AGM to be held at Shop 1A-C, Level 1, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong on Friday, 31 August 2007 at 9:00 a.m., resolutions will be proposed to seek the Shareholders' approval for, among other matters:

(a) the re-election of Directors; and

(b) the granting of the General Mandate and the Repurchase Mandate to the Directors.

* *for identification purpose only*

The purpose of this circular is to provide you with information relating to the resolutions to be proposed at the AGM for the grant of the General Mandate and the Repurchase Mandate and the re-election of Directors, and to give you the notice of the AGM.

GENERAL MANDATE AND REPURCHASE MANDATE

At the AGM, the Directors propose to seek the approval of the Shareholders to grant to the Directors the General Mandate and the Repurchase Mandate.

General Mandate

At the AGM, an ordinary resolution will be proposed that the Directors be given an unconditional general mandate to allot, issue and deal with unissued Shares or securities convertible into Shares, options, warrants or similar rights to subscribe for any Shares (other than by way of rights or pursuant to a share option scheme for employees of the Company or Directors and/or any of its subsidiaries or pursuant to any scrip dividend scheme or similar arrangements providing for the allotment and issue of Shares in lieu of whole or part of the dividend on Shares in accordance with the Bye-laws or upon the exercise of rights of subscription or conversion under the terms of any securities or bonds convertible into Shares) or make or grant offers, agreements, options and warrants which might require the exercise of such power, of an aggregate nominal amount of up to 20% of the aggregate nominal amount of the issued Shares as at the date of granting the general mandate.

As at the Latest Practicable Date, the Company had an aggregate of 3,897,576,346 Shares in issue. Subject to the passing of the resolution for the approval of the General Mandate and on the basis that no further Shares are issued or repurchased between the Latest Practicable Date and the date of the AGM, the Company would be allowed under the General Mandate to allot, issue and deal with a maximum of 779,515,269 Shares.

Repurchase Mandate

At the AGM, an ordinary resolution will also be proposed that the Directors be given an unconditional general mandate to repurchase Shares on the Stock Exchange or any other stock exchange on which the Shares may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for such purpose, of an aggregate nominal amount of up to 10% of the aggregate nominal amount of the issued Shares as at the date of granting the repurchase mandate.

Subject to the passing of the resolution for the approval of the Repurchase Mandate and on the basis that no further Shares are issued or repurchased between the Latest Practicable Date and the date of the AGM, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 389,757,634 Shares.

The General Mandate and the Repurchase Mandate shall continue to be in force during the period from the date of passing of the resolutions for the approval of the General Mandate and the Repurchase Mandate up to (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws, the Companies Act 1981 of Bermuda or any applicable laws of Bermuda to be held; or (iii) the revocation or variation of the General Mandate or the Repurchase Mandate (as the case may be) by ordinary resolution of the Shareholders in general meeting, whichever occurs first.

An explanatory statement in connection with the Repurchase Mandate is set out in Appendix I to this circular. The explanatory statement contains all the requisite information required under the Listing Rules to be given to the Shareholders to enable them to make an informed decision on whether to vote for or against the resolution approving the Repurchase Mandate.

RE-ELECTION OF DIRECTORS

According to Bye-law 99, at each annual general meeting one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest one-third, shall retire from office by rotation save any Director holding office as chairman or managing Director. A retiring Director shall be eligible for re-election.

In accordance with Bye-law 99, each of Mr. Cho Kwai Yee, Kevin and Miss Choi Ka Yee, Crystal shall retire from his/her office as executive Director and each of Mr. Chan Chi Yuen and Mr. Lo Chun Nga shall retire from his office as independent non-executive Director. Being eligible, all of them will offer themselves for re-election as Directors.

At the AGM, an ordinary resolution will be proposed to re-elect each of Mr. Cho Kwai Yee, Kevin and Miss Choi Ka Yee, Crystal as executive Director; and each of Mr. Chan Chi Yuen and Mr. Lo Chun Nga as independent non-executive Director.

Particulars relating to Mr. Cho Kwai Yee, Kevin, Miss Choi Ka Yee, Crystal, Mr. Chan Chi Yuen and Mr. Lo Chun Nga are set out in Appendix III to this circular.

AGM

A notice convening the AGM to be held at Shop 1A-C, Level 1, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong on Friday, 31 August 2007 at 9:00 a.m. is set out on pages 14 to 18 of this circular. Ordinary resolutions will be proposed at the AGM to approve, among other things, the proposed grant of the General Mandate and the Repurchase Mandate and the proposed re-election of Directors.

A form of proxy for use at the AGM is enclosed with this circular and such form of proxy is also published at the website of the Stock Exchange at www.hkex.com.hk. Whether or not you are able to attend the AGM, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and deposit the same at the Company's branch share registrar and transfer office in Hong Kong, Tengis Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the AGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM or any adjournment thereof should you so wish.

RECOMMENDATION

The Directors consider the proposed grant of the General Mandate and the Repurchase Mandate and the proposed re-election of Directors are in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the relevant resolutions to be proposed at the AGM.

FURTHER INFORMATION

Your attention is also drawn to the additional information set out in the Appendices to this circular.

Yours faithfully,
For and on behalf of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Fung Yiu Tong, Bennet
Chairman

This Appendix serves as an explanatory statement, as required by the Listing Rules, to provide requisite information to you for your consideration of the Repurchase Mandate.

1. REPURCHASE OF SECURITIES FROM CONNECTED PARTIES

The Listing Rules prohibit a company from knowingly purchasing securities on the Stock Exchange from a "connected person", that is, a director, chief executive or substantial shareholder of the Company or any of its subsidiaries or their respective associates (as defined in the Listing Rules) and a connected person is prohibited from knowingly selling his/her/its securities to the Company.

No connected person of the Company has notified the Company that he/she/it has a present intention to sell any Shares to the Company nor has any such connected person undertaken not to sell any of the Shares held by him/her/it to the Company in the event that the Repurchase Mandate is passed.

2. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 3,897,576,346 fully paid Shares.

Subject to the passing of the proposed resolution for the approval of the Repurchase Mandate and on the basis that no further Shares are issued or repurchased by the Company prior to the AGM, the Company will be allowed under the Repurchase Mandate to repurchase a maximum of 389,757,634 fully paid Shares, representing 10% of the issued share capital of the Company.

3. REASONS FOR THE REPURCHASE

The Directors believe that the Repurchase Mandate is in the best interests of the Company and its shareholders as a whole. An exercise of the Repurchase Mandate may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets per Share and/or earnings per Share and will only be made when the Directors believe that a repurchase will benefit the Company and its shareholders as a whole.

4. FUNDING OF REPURCHASES

Pursuant to the Repurchase Mandate, repurchases would be funded entirely from the Company's available cash flow or working capital facilities which will be funds legally available under the Bermuda law and the memorandum of association and the bye-laws of the Company for such purpose.

An exercise of the Repurchase Mandate in full could have a material adverse impact on the working capital and gearing position of the Company compared with that as at 31 March 2007, being the date of its latest published audited consolidated accounts. The Directors do not, however, intend to make any repurchase in circumstances that would have a material adverse impact on the working capital or gearing position of the Company.

5. SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange in each of the previous twelve calendar months were as follows:

	Highest	Lowest
	HK$	*HK$*
2006		
July	0.110	0.101
August	0.118	0.102
September	0.114	0.105
October	0.128	0.105
November	0.141	0.122
December	0.126	0.102
2007		
January	0.131	0.103
February	0.136	0.113
March	0.290	0.124
April	0.445	0.320
May	0.500	0.390
June	0.510	0.315
July (up to the Latest Practicable Date)	0.425	0.350

6. DISCLOSURE OF INTERESTS AND MINIMUM PUBLIC HOLDING

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell to the Company or its subsidiaries any of the Shares in the Company if the Repurchase Mandate is approved at the AGM and exercised.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Mandate in accordance with the Listing Rules and applicable laws of Bermuda.

If a shareholder's proportionate interest in the voting rights of the Company increases on the Company exercising its powers to repurchase Shares pursuant to the Repurchase Mandate, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code. As a result, a shareholder or group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, none of the Shareholders are interested in more than 10% of the Shares then in issue.

The Directors are not aware of any consequence which may arise under the Takeovers Code as a consequence of any repurchases made under the Repurchase Mandate. However, the Company may not repurchase Shares which would result in the amount of Shares held by the public being reduced to less than 25%.

As at the Latest Practicable Date, no connected person (within the meaning ascribed to it in the Listing Rules) of the Company has notified the Company that he has a present intention to sell any Shares nor has such connected person undertaken not to sell any of the securities held by him to the Company in the event that the Repurchase Mandate is granted.

7. SHARES REPURCHASE MADE BY THE COMPANY

No repurchases of Shares have been made by the Company (whether on the Stock Exchange or otherwise) during the six months immediately prior to the Latest Practicable Date.

The procedures by which the Shareholders may demand a poll at general meeting of the Company are set out in this Appendix.

According to Bye-law 70, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded by:

(a) the chairman of the meeting; or

(b) at least three Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) any Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(d) any Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and holding Shares in conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

Pursuant to Bye-law 70A, if required by the rules of the Designated Stock Exchange, the Chairman of the meeting and/or any Director holding the proxies shall demand a poll, if such aggregate proxies held individually or collectively by the Chairman of a particular meeting, and/or the Directors, account for five (5) per cent or more of the total voting rights at that meeting, and if on a show of hands in respect of any resolution, the meeting votes in the opposite manner to that instructed in those proxies.

The details of the Directors who will retire from office by rotation at the AGM and being eligible, will offer themselves for re-election at the AGM, are set out below:

(1) Mr. Cho Kwai Yee, Kevin ("Mr. Cho")

Mr. Cho, aged 45, is an executive Director who graduated from Newcastle Upon Tyne University in United Kingdom with a bachelor degree in 1990. He also holds a Diploma in Management Studies from The Hong Kong Polytechnic University. He has been holding various senior executive positions in a number of corporations. He is the brother of Dr. Cho Kwai Chee, who is an executive Director of the Company. Mr. Cho is currently an executive director of Town Health International Holdings Company Limited and responsible for its business development. Save for the above, Mr. Cho does not hold any directorship in other public listed company or any other position with the Company and other members of the Group in the past three years. He joined the Company in March 2006.

Mr. Cho is an associate of Top Act Group Limited which is the subscriber of the convertible notes of the Company in the aggregate principal amount of HK$60,000,000 of which 487,804,878 Shares have been converted and Top Act Group Limited has entered into an agreement with the Company for the subscription of convertible notes in the aggregate principal amount of HK$50,000,000, which is expected to complete in early August 2007. Save as disclosed, Mr. Cho does not have any relationships with other Directors, senior management, substantial or controlling Shareholders nor any interests in the Shares within the meaning of Part XV of the SFO.

Mr. Cho has not entered into any service contract with the Company. He will have no fixed term of service with the Company. His appointment will be subject to normal retirement and re-election by the Shareholders pursuant to the Bye-Laws. He is entitled to (i) an annual emolument of HK$360,000 which is determined by the Board with reference to his duties and responsibilities with the Company; and (ii) a discretionary bonus which will depend on the financial results of the Company and on his performance.

Save as disclosed, Mr. Cho is not aware of any other matters that need to be brought to the attention of the holders of securities of the Company nor is there any information to be disclosed by the Company pursuant to any of the requirements under the provisions of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

(2) Miss Choi Ka Yee, Crystal ("Miss Choi")

Miss Choi, aged 26, is an executive Director who graduated from Boston College, the United States of America, with a bachelor's degree of science in accountancy. She also holds a master degree in corporate finance from The Hong Kong Polytechnic University in Hong Kong. She joined Early Light Group in September 2003, which is principally engaged in the manufacturing and trading of toys and property investment. Miss Choi has extensive knowledge in accounting and corporate finance. Miss Choi is currently an executive director and chairman of Town Health International Holdings Company Limited, a company listed on the Growth Enterprise Market of the Stock Exchange. Save for the above, Miss Choi does not hold any directorship in other public listed company or any other position with the Company and other members of the Group in the past three years. She joined the Company in March 2006.

Miss Choi is an associate of Top Act Group Limited which is the subscriber of the convertible notes of the Company in the aggregate principal amount of HK$60,000,000, of which 487,804,878 Shares have been converted and Top Act Group Limited has entered into an agreement with the Company for the subscription of convertible notes in the aggregate principal amount of HK$50,000,000, which is expected to complete in early August 2007. Save as disclosed, Miss Choi does not have any relationships with other Directors, senior management, substantial or controlling Shareholders. As at the Latest Practicable Date, Miss Choi is interested in 100,000,000 Shares, representing approximately 2.57% of the existing issued share capital of the Company within the meaning of Part XV of the SFO.

Miss Choi has not entered into any service contract with the Company. She will have no fixed term of service with the Company. Her appointment will be subject to normal retirement and re-election by the Shareholders pursuant to the Bye-Laws. She is entitled to (i) an annual emolument of HK$600,000 which is determined by the Board with reference to her duties and responsibilities with the Company; and (ii) a discretionary bonus which will depend on the financial results of the Company and on her performance.

Save as disclosed, Miss Choi is not aware of any other matters that need to be brought to the attention of the holders of securities of the Company nor is there any information to be disclosed by the Company pursuant to any of the requirements under the provisions of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

(3) Mr. Chan Chi Yuen ("Mr. Chan")

Mr. Chan, aged 41, is an independent non-executive Director who holds a bachelor degree with honours in Business Administration and a master of science degree in Corporate Governance and Directorship. He is fellow member of The Hong Kong Institute of Certified Public Accountants and The Association of Chartered Certified Accountants and is an associate member of The Institute of Chartered Accountants in England and Wales. Mr. Chan is a practicing certified public accountant and has extensive experience in financial management, corporate finance and corporate governance.

Mr. Chan is currently an executive director of A-Max Holdings Limited, Kong Sun Holdings Limited and Prosticks International Holdings Limited, a non-executive director of New Times Group Holdings Limited and an independent non-executive director of China Sciences Conservational Power Limited, Premium Land Limited and Tak Shun Technology Group Limited, companies whose shares are listed on the Stock Exchange. Save as disclosed above, Mr. Chan did not hold any other directorship in other public listed company or any other position with the Company and other members of the Company and its subsidiaries in the past three years. He joined the Group in January 2005.

Mr. Chan does not have any relationship with other Directors, senior management, substantial or controlling Shareholders nor any interests in the Shares within the meaning of Part XV of the SFO.

Mr. Chan has not entered into any service contract with the Company. He will have no fixed term of service with the Company. His appointment will be subject to normal retirement and re-election by the Shareholders pursuant to the Bye-Laws. Mr. Chan is entitled to an annual emolument of HK$60,000 which is determined by the Board with reference to his duties and responsibilities with the Company.

Save as disclosed, Mr. Chan is not aware of any other matters that need to be brought to the attention of the holders of securities of the Company nor is there any information to be disclosed by the Company pursuant to any of the requirements under the provisions of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

(4) Mr. Lo Chun Nga ("Mr. Lo")

Mr. Lo, aged 56, is an independent non-executive Director who has over 27 years of experience in business management in Hong Kong and the People's Republic of China. He is currently a director of the Hong Kong Commerce and Industry Associations Limited and also a director of Hong Kong Shatin Industries and Commerce Association Limited. Mr. Lo did not hold any directorship in other public listed company or any other position with the Company and other members of the Group in the past three years. Mr. Lo joined the Group in May 2006.

Mr. Lo does not have any relationship with other Directors, senior management, substantial or controlling Shareholders nor any interests in the Shares within the meaning of Part XV of the SFO.

Mr. Lo has not entered into any service contract with the Company. He will have no fixed term of service with the Company. His appointment will be subject to normal retirement and re-election by the Shareholders pursuant to the Bye-Laws. Mr. Lo is entitled to an annual emolument of HK$24,000 which is determined by the Board with reference to his duties and responsibilities with the Company

Save as disclosed, Mr. Lo is not aware of any other matters that need to be brought to the attention of the holders of securities of the Company nor is there any information to be disclosed by the Company pursuant to any of the requirements under the provisions of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*

(incorporated in Bermuda with limited liability)
(Stock Code: 397)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting of Hong Kong Health Check and Laboratory Holdings Company Limited (the "**Company**") will be held at Shop 1A-C, Level 1, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong on Friday, 31 August 2007 at 9:00 a.m. to consider and, if thought fit, pass the following resolutions:

1. to receive and consider the audited consolidated financial statements and the reports of the directors (the "**Directors**") and auditors of Company for the year ended 31 March 2007;

2. (a) to re-elect Mr. Cho Kwai Yee, Kevin as executive Director;

   (b) to re-elect Miss Choi Ka Yee, Crystal as executive Director;

   (c) to re-elect Mr. Chan Chi Yuen as independent non-executive Director;

   (d) to re-elect Mr. Lo Chun Nga as independent non-executive Director;

   (e) to authorise the board (the "**Board**") of Directors to fix the Directors' remuneration;

3. to re-appoint the Company's auditors and to authorise the Board to fix their remuneration;

4. to consider, as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

* *for identification purpose only*

"**THAT**:

(a) subject to paragraph (c) below, pursuant to the Rules (the "**Listing Rules**") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**"), the exercise by the directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and deal with unissued Shares and to make or grant offers, agreements and options, including warrants to subscribe for Shares, which might require the exercise of such powers be and the same is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to options or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as defined below); or (ii) the exercise of any options granted under the share option scheme of the Company; or (iii) any scrip dividend or similar arrangements providing for the allotment and issue of Shares in lieu of the whole or part of a dividend on Shares in accordance with the bye-laws of the Company in force from time to time; or (iv) any issue of Shares upon the exercise of rights of subscription or conversion under the terms of any warrants of the Company or any securities which are convertible into Shares, shall not exceed the aggregate of:

    (aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution; and

    (bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the aggregate nominal amount of any share capital of the Company repurchased by the Company subsequent to the passing of this resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution),

    and the authority pursuant to paragraph (a) of this resolution shall be limited accordingly; and

(d) for the purposes of this resolution:

"**Relevant Period**" means the period from the date of the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company, the Companies Act 1981 of Bermuda (the "**Companies Act**") or any other applicable law of Bermuda to be held; or

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the directors of the Company by this resolution;

"**Rights Issue**" means an offer of Shares, or offer or issue of warrants, options or other securities giving rights to subscribe for Shares open for a period fixed by the directors of the Company to holders of Shares on the register on a fixed record date in proportion to their then holdings of Shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements, or having regard to any restrictions or obligations under the laws of, or the requirements of, or the expense or delay which may be involved in determining the existence or extent of any restrictions or obligations under the laws of, or the requirements of, any jurisdiction outside Hong Kong or any recognised regulatory body or any stock exchange outside Hong Kong)."

5. to consider, as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

"**THAT**:

(a) the exercise by the directors of the Company during the Relevant Period (as defined below) of all powers of the Company to purchase the Shares on the Stock Exchange or any other stock exchange on which the Shares may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for such purpose, and otherwise in accordance with the rules and regulations of the Securities and Futures Commission, the Stock Exchange, the Companies Act and all other applicable laws in this regard, be and the same is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased by the Company pursuant to the approval in paragraph (a) during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this resolution and the authority pursuant to paragraph (a) of this resolution shall be limited accordingly; and

(c) for the purposes of this resolution, "**Relevant Period**" means the period from the date of the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company, the Companies Act or any other applicable law of Bermuda to be held; or

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the directors of the Company by this resolution."

6. to consider, as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

"**THAT** the directors of the Company be and they are hereby authorised to exercise the authority referred to in paragraph (a) of resolution no. 4 above in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

By order of the Board of
Hong Kong Health Check and Laboratory Holdings Company Limited
Fung Yiu Tong, Bennet
Chairman

Hong Kong, 31 July 2007

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal place of business in Hong Kong:
Shop 2B and 2C, Level 1
Hilton Plaza Commercial Centre
3-9 Shatin Centre Street
Shatin, New Territories
Hong Kong

Notes:

1. A member entitled to attend and vote at the annual general meeting convened by the above notice is entitled to appoint one or more proxy to attend and, subject to the provisions of the bye-laws of the Company, to vote on his behalf. A proxy need not be a member of the Company but must be present in person at the annual general meeting to represent the member. If more than one proxy is so appointed, the appointment shall specify the number and class of Shares in respect of which each such proxy is so appointed.

2. In order to be valid, the form of proxy must be deposited together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, at the offices of the Company's branch registrar and transfer office in Hong Kong, Tengis Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time for holding the meeting or adjourned meeting. Completion and return of a form of proxy will not preclude a shareholder of the Company from attending in person and voting at the annual general meeting or any adjournment thereof, should he so wish.

3. In relation to proposed resolutions nos. 4 and 6 above, approval is being sought from the shareholders for the grant to the directors of the Company of a general mandate to authorise the allotment and issue of shares of the Company under the Listing Rules. The Directors have no immediate plans to issue any new shares of the Company other than Shares which may fall to be issued under the share option scheme of the Company or any scrip dividend scheme which may be approved by shareholders.

4. In relation to proposed resolution no. 5 above, the directors wish to state that they will exercise the powers conferred thereby to repurchase Shares in circumstances which they deem appropriate for the benefit of the shareholders of the Company. An explanatory statement containing the information necessary to enable the shareholders to make an informed decision to vote on the proposed resolution as required by the Listing Rules is set out in Appendix I to this circular.

RECEIVED

2007 AUG 30 A 9:13

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 397)

PROXY FORM

Form of proxy for use by shareholders at the Annual General Meeting to be convened at Shop 1A-C, Level 1, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong on Friday, 31 August 2007 at 9:00 a.m.

I/We *(note a)* ______________________________

of ______________________________ being the holder(s)

of ______________________________ *(note b)* shares of

HK$0.01 each of Hong Kong Health Check and Laboratory Holdings Company Limited (the "**Company**") hereby appoint the Chairman of the Meeting or ______________________________

of ______________________________ to act as my/our proxy *(note c)* at the Annual General Meeting of the Company to be held at Shop 1A-C, Level 1, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong on Friday, 31 August 2007 at 9:00 a.m. and at any adjournment thereof and to vote on my/our behalf as directed below.

Please make a mark in the appropriate boxes to indicate how you wish your vote(s) to be cast on a poll *(note d)*.

		FOR	AGAINST
1.	To receive and approve the audited consolidated financial statements and the reports of the directors (the "**Directors**") and auditors for the year ended 31 March 2007		
2.	(a) To re-elect Mr. Cho Kwai Yee, Kevin as executive Director		
	(b) To re-elect Miss Choi Ka Yee, Crystal as executive Director		
	(c) To re-elect Mr. Chan Chi Yuen as independent non-executive Director		
	(d) To re-elect Mr. Lo Chun Nga as independent non-executive Director		
	(e) To authorise the board (the "**Board**") of directors to fix the Director's remuneration		
3.	To re-appoint the Company's auditors and authorise the Board to fix their remuneration		
4.	To grant a general mandate to the Directors to issue, allot and otherwise deal with the Company's shares		
5.	To grant a general mandate to the Directors to repurchase the Company's shares		
6.	To add the nominal amount of the shares repurchased by the Company to the mandate granted to the directors under resolution no. 4		

Dated the ______________ day of ______________ 2007

Shareholder's signature ______________________________ *(notes e, f, g and h)*

Notes:

a Full name(s) and address(es) are to be inserted in BLOCK CAPITALS.

b Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

c A proxy need not be a member of the Company. If you wish to appoint some person other than the Chairman of the Meeting as your proxy, please delete the words "the Chairman of the Meeting or" and insert the name and address of the person appointed proxy in the space provided.

d If you wish to vote for any of the resolutions set out above, please tick ("✓") the boxes marked "For". If you wish to vote against any resolutions, please tick ("✓") the boxes marked "Against". If this form returned is duly signed but without specific direction on any of the proposed resolutions, the proxy will vote or abstain at his discretion in respect of all resolutions; or if in respect of a particular proposed resolution there is no specific direction, the proxy will, in relation to that particular proposed resolution, vote or abstain at his discretion. A proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than those set out in the notice convening the meeting.

e In the case of a joint holding, this form of proxy may be signed by any joint holder, but if more than one joint holder is present at the meeting, whether in person or by proxy, that one of the joint holder whose name stands first on the register of members in respect of the relevant joint holding shall alone be entitled to vote in respect thereof.

f The form of proxy must be signed by a shareholder, or his attorney duly authorised in writing, or if the shareholder is a corporation, either under its Common Seal or under the hand of an officer or attorney so authorised.

g To be valid, this form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited at the offices of the Company's branch share registrar and transfer office in Hong Kong, Tengis Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not later than 48 hours before the time of the meeting or any adjourned meeting.

h Any alteration made to this form should be initialled by the person who signs the form.

* *for identification purpose only*

RECEIVED

2007 AUG 20 A 9:13

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 397)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting of Hong Kong Health Check and Laboratory Holdings Company Limited (the "**Company**") will be held at Shop 1A-C, Level 1, Hilton Plaza Commercial Centre, No. 3-9 Shatin Centre Street, Shatin, New Territories, Hong Kong on Friday, 31 August 2007 at 9:00 a.m. to consider and, if thought fit, pass the following resolutions:

1. to receive and consider the audited consolidated financial statements and the reports of the directors (the "**Directors**") and auditors of Company for the year ended 31 March 2007;

2. (a) to re-elect Mr. Cho Kwai Yee, Kevin as executive Director;

   (b) to re-elect Miss Choi Ka Yee, Crystal as executive Director;

   (c) to re-elect Mr. Chan Chi Yuen as independent non-executive Director;

   (d) to re-elect Mr. Lo Chun Nga as independent non-executive Director;

   (e) to authorise the board (the "**Board**") of Directors to fix the Directors' remuneration;

3. to re-appoint the Company's auditors and to authorise the Board to fix their remuneration;

4. to consider, as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

   "**THAT**:

   (a) subject to paragraph (c) below, pursuant to the Rules (the "**Listing Rules**") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**"), the exercise by the directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and deal with unissued Shares and to make or grant offers, agreements and options, including warrants to subscribe for Shares, which might require the exercise of such powers be and the same is hereby generally and unconditionally approved;

* *for identification purpose only*

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to options or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as defined below); or (ii) the exercise of any options granted under the share option scheme of the Company; or (iii) any scrip dividend or similar arrangements providing for the allotment and issue of Shares in lieu of the whole or part of a dividend on Shares in accordance with the bye-laws of the Company in force from time to time; or (iv) any issue of Shares upon the exercise of rights of subscription or conversion under the terms of any warrants of the Company or any securities which are convertible into Shares, shall not exceed the aggregate of:

(aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution; and

(bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the aggregate nominal amount of any share capital of the Company repurchased by the Company subsequent to the passing of this resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution),

and the authority pursuant to paragraph (a) of this resolution shall be limited accordingly; and

(d) for the purposes of this resolution:

"**Relevant Period**" means the period from the date of the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company, the Companies Act 1981 of Bermuda (the "**Companies Act**") or any other applicable law of Bermuda to be held; or

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the directors of the Company by this resolution;

"**Rights Issue**" means an offer of Shares, or offer or issue of warrants, options or other securities giving rights to subscribe for Shares open for a period fixed by the directors of the Company to holders of Shares on the register on a fixed record date in proportion to their then holdings

of Shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements, or having regard to any restrictions or obligations under the laws of, or the requirements of, or the expense or delay which may be involved in determining the existence or extent of any restrictions or obligations under the laws of, or the requirements of, any jurisdiction outside Hong Kong or any recognised regulatory body or any stock exchange outside Hong Kong)."

5. to consider, as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

"**THAT**:

(a) the exercise by the directors of the Company during the Relevant Period (as defined below) of all powers of the Company to purchase the Shares on the Stock Exchange or any other stock exchange on which the Shares may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for such purpose, and otherwise in accordance with the rules and regulations of the Securities and Futures Commission, the Stock Exchange, the Companies Act and all other applicable laws in this regard, be and the same is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased by the Company pursuant to the approval in paragraph (a) during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this resolution and the authority pursuant to paragraph (a) of this resolution shall be limited accordingly; and

(c) for the purposes of this resolution, "**Relevant Period**" means the period from the date of the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company, the Companies Act or any other applicable law of Bermuda to be held; or

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the directors of the Company by this resolution."

6. to consider, as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

"**THAT** the directors of the Company be and they are hereby authorised to exercise the authority referred to in paragraph (a) of resolution no. 4 above in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

By order of the Board of
Hong Kong Health Check and Laboratory Holdings Company Limited
Fung Yiu Tong, Bennet
Chairman

Hong Kong, 31 July 2007

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal place of business in Hong Kong:
Shop 2B and 2C, Level 1
Hilton Plaza Commercial Centre
3-9 Shatin Centre Street
Shatin, New Territories
Hong Kong

Notes:

1. A member entitled to attend and vote at the annual general meeting convened by the above notice is entitled to appoint one or more proxy to attend and, subject to the provisions of the bye-laws of the Company, to vote on his behalf. A proxy need not be a member of the Company but must be present in person at the annual general meeting to represent the member. If more than one proxy is so appointed, the appointment shall specify the number and class of Shares in respect of which each such proxy is so appointed.

2. In order to be valid, the form of proxy must be deposited together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, at the offices of the Company's branch registrar and transfer office in Hong Kong, Tengis Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time for holding the meeting or adjourned meeting. Completion and return of a form of proxy will not preclude a shareholder of the Company from attending in person and voting at the annual general meeting or any adjournment thereof, should he so wish.

3. In relation to proposed resolutions nos. 4 and 6 above, approval is being sought from the shareholders for the grant to the directors of the Company of a general mandate to authorise the allotment and issue of shares of the Company under the Listing Rules. The Directors have no immediate plans to issue any new shares of the Company other than Shares which may fall to be issued under the share option scheme of the Company or any scrip dividend scheme which may be approved by shareholders.

4. In relation to proposed resolution no. 5 above, the directors wish to state that they will exercise the powers conferred thereby to repurchase Shares in circumstances which they deem appropriate for the benefit of the shareholders of the Company. An explanatory statement containing the information necessary to enable the shareholders to make an informed decision to vote on the proposed resolution as required by the Listing Rules is set out in Appendix I to this circular.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities mentioned herein.

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

ANNOUNCEMENT

IN RESPECT OF THE CONVERTIBLE NOTES I

Reference is made to the Company's announcements dated 9 December 2005 and 6 March 2006 (the "Announcements"). Reference is also made to the Company's latest monthly announcement dated 5 July 2007. The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I.

Reference is made to the Company's announcements dated 9 December 2005 and 6 March 2006 (the "Announcements"). Reference is also made to the Company's latest monthly announcement dated 5 July 2007. The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Notes I. Unless the context herein otherwise requires, terms used in this announcement shall have the same meanings as those defined in the Announcements.

The Directors would like to report that the Company has received notices for the partial conversion of the Convertible Notes I issued and as a result of which the Company has issued a total of 487,804,878 Shares to an independent placee at a price of HK$0.041 per Conversion Share in July 2007. The Conversion Shares issued represent approximately 14.31% of the issued share capital of the Company as at the date of the latest monthly announcement, and approximately 12.52% of the enlarged issued share capital of the Company as at the date of this announcement.

After the above conversion, the outstanding principal amount of the Convertible Notes I is HK$40,000,000.

Information regarding the total issued share capital of the Company as at 1 July 2007 and as at 31 July 2007 are set out below:

	Issued Share Capital *HK$*	Number of Issued Shares
As at 1 July 2007	34,097,714.68	3,409,771,468
Share issued after partial conversion of the Convertible Notes I on 9 July 2007	4,878,048.78	487,804,878
As at 31 July 2007	38,975,763.46	3,897,576,346

This announcement is only released through the web-site of the Stock Exchange and no publication is made in the newspapers.

At the date of this announcement, the Board comprises seven executive Directors, namely Dr. Fung Yiu Tong, Bennet, Mr. Lee Chik Yuet, Dr. Cho Kwai Chee, Dr. Hui Ka Wah Ronnie, *JP*, Mr. Cho Kwai Yee, Kevin, Miss. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive Directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

By order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Siu Kam Chau
Executive Director

Hong Kong, this 3rd day of August, 2007

* *For identification purpose only*

Appendix 5

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

6 August 2007

Dear Sir,

Name of Company: Hong Kong Health Check and Laboratory Holdings Company Limited (397)

Description of Securities: Ordinary Shares of HK$0.01 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
6 August 2007	4,440,000	on the Exchange	HK$0.305		HK$1,354,200
Total	4,440,000				HK$1,354,200

*Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) 4,440,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{4{,}440{,}000}{1{,}159{,}516{,}853} \right) \times 100\% \quad 0.38\%$$

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 28 July 2006 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

Signed________________________

Name: Siu Kam Chau
Executive Director

For and on behalf of
Hong Kong Health Check and Laboratory Holdings Company Limited

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED

香港體檢及醫學診斷控股有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 397)

COMPLETION OF THE CB PLACING

COMPLETION OF THE CB PLACING

Reference is made to the Joint Announcements, the Announcements and the Circular in relation to, among others, the CB Placing.

The Placing Agent has successfully placed the Convertible Bond I with an aggregate principal amount of HK$250,000,000 and initial conversion price of HK$0.25 per Conversion Shares to not less than six placees who are (i) third parties independent of the Company and its connected persons (as defined in the Listing Rules); and (ii) not acting in concert with any of Town Health, Top Act, Dr. Choi, Miss Choi Ka Yee, Crystal and Dr. Cho Kwai Chee. Completion of the CB Placing took place on 6 August 2007.

Reference is made to the joint announcements dated 11 April and 17 April 2007 issued by Hong Kong Health Check and Laboratory Holdings Company Limited (the "Company") and Town Health (the "Joint Announcements"), the announcements issued by the Company dated 30 April, 14 May, 28 May, 30 May and 13 July 2007 (the "Announcements") and the circular of the Company dated 28 May 2007 (the "Circular") in relation to, among others, the CB Placing. Unless otherwise defined herein, capitalised terms used in this announcement shall have the same meanings as those defined in the Circular.

COMPLETION OF THE CB PLACING

The board of directors (the "Board") is pleased to announce that the Placing Agent has successfully placed the Convertible Bond I with an aggregate principal amount of HK$250,000,000 and initial conversion price of HK$0.25 per Conversion Shares to not less than six placees who are (i) third parties independent of the Company and its connected persons (as defined in the Listing Rules); and (ii) not acting in concert with any of Town Health, Top Act, Dr. Choi, Miss Choi Ka Yee, Crystal and Dr. Cho Kwai Chee at a placing price of HK$0.25 per Conversion Share. Completion of the Placing of Convertible Bond I took place on 6 August 2007. The Conversion Shares upon exercise of the conversion rights attaching to the Convertible Bond I represent (i) 25.66% of the Company's existing issued share capital; and (ii) approximately 20.42% of the Company's issued share capital as enlarged by such Conversion Shares.

* *For identification purpose only*

The Company has applied to the Listing Committee for the listing of, and permission to deal in, the Conversion Shares to be issued upon exercise of the conversion rights attaching to the Convertible Bond 1.

By order of the Board of
Hong Kong Health Check and Laboratory Holdings Company Limited
Siu Kam Chau
Executive Director

Hong Kong, 7 August 2007

At the date of this announcement, the Board comprises seven executive Directors, namely Dr. Fung Yiu Tong, Bennet, Mr. Lee Chik Yuet, Dr. Cho Kwai Chee, Dr. Hui Ka Wah Ronnie, JP, Mr. Cho Kwai Yee, Kevin, Miss. Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive Directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities mentioned herein.

HONG KONG HEALTH CHECK AND LABORATORY HOLDINGS COMPANY LIMITED
香港體檢及醫學診斷控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 397)

ANNOUNCEMENT
IN RESPECT OF
THE CONVERTIBLE BOND I

Reference is made to the Joint Announcement, the Announcements and the Monthly Announcement. The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Bond I.

Reference is made to the joint announcement dated 11 April 2007 issued by the Company and Town Health (the "Joint Announcement"), the announcements issued by the Company dated 30 April, 14 May, 28 May, 13 July and 7 August 2007 (the "Announcements") and the Company's latest monthly announcement dated 3 August 2007 (the "Monthly Announcement"). The Company made this announcement as per the requirements of the listing approval granted by the Stock Exchange in respect of the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Convertible Bond I. Unless the context herein otherwise requires, terms used in this announcement shall have the same meanings as those defined in the Announcements.

The Directors would like to report that the Company has received notices for the partial conversion of the Convertible Bond I issued and as a result of which the Company has issued a total of 440,000,000 Shares to independent placees at a price of HK$0.25 per Conversion Share in August 2007. The Conversion Shares issued represent: (i) approximately 10.14% of the issued share capital of the Company as at the date of this announcement; (ii) approximately 10.15% of the issued share capital of the Company immediately after cancellation of the 4,440,000 Shares repurchased by the Company on 6 August 2007.

* *For identification purpose only*

Information regarding the total issued share capital of the Company as at 1 August 2007 and as at the date hereof are set out below:

	Issued Share Capital HK$	*Number of Issued Shares*
As at 1 August 2007	38,975,763.46	3,897,576,346
Share issued after partial conversion of the Convertible Bond I on 8 August 2007	4,400,000.00	440,000,000
As at the date of this announcement	43,375,763.46	4,337,576,346
Immediately after cancellation of the 4,440,000 Shares repurchased by the Company on 6 August 2007	43,331,363.46	4,333,136,346

This announcement is only released through the website of the Stock Exchange and no publication is made in the newspapers.

At the date of this announcement, the Board comprises seven executive Directors, namely Dr. Fung Yiu Tong, Bennet, Mr. Lee Chik Yuet, Dr. Cho Kwai Chee, Dr. Hui Ka Wah Ronnie, JP, Mr. Cho Kwai Yee, Kevin, Miss Choi Ka Yee, Crystal and Mr. Siu Kam Chau and three independent non-executive Directors namely Mr. Chan Chi Yuen, Mr. Lo Chun Nga and Mr. Chik Chi Man.

By order of the Board
Hong Kong Health Check and Laboratory Holdings Company Limited
Siu Kam Chau
Executive Director

Hong Kong, 9 August 2007

END